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ELISE KENT BERNANKE
Associate
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E-MAIL: EBernanke@milbank.com

40-33

811-07589

April 8, 2014

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Kasilag et al. v. Hartford Investment Financial Services, LLC*, No. 11-cv-01083 (D.N.J.)

Dear Sir or Madam:

I write on behalf of Hartford Investment Financial Services, LLC, defendant in the above–captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the pleadings filed in this action. Although certain of these pleadings may have been submitted previously, we are providing a full set of pleadings herewith out of an abundance of caution.

Sincerely,

Elise Kent Bernanke




14025254

LEVY, PHILLIPS & KONIGSBERG, LLP
800 Third Avenue, 11th Floor
New York, New York 10022
By: Moshe Maimon
Danielle Disporto
Telephone: (212) 605-6200
Fax: (212) 605-6290

SZAFERMAN, LAKIND, BLUMSTEIN & BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, New Jersey 08648
By: Arnold C. Lakind
Robert L. Lakind
Telephone: (609) 275-0400
Fax: (609) 275-4511

Attorneys For Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

JENNIFER L. KASILAG, LOUIS MELLINGER, JUDITH M. MENENDEZ, JACQUELINE M. ROBINSON, and LINDA A. RUSSELL, et al., Plaintiffs, vs. HARTFORD INVESTMENT FINANCIAL SERVICES, LLC, Defendant.	Case Number: _________ DEMAND FOR JURY TRIAL

TABLE OF CONTENTS

COMPLAINT

Plaintiff JENNIFER L. KASILAG ("Kasilag"), whose street address is 35 Oklahoma Trail, Hopatcong, New Jersey, 07843, Plaintiff LOUIS MELLINGER ("Mellinger"), whose street address is 28 Mockingbird, Hackettstown, New Jersey, 07840, Plaintiff JUDITH M. MENENDEZ ("Menendez"), whose street address is 93 Eyland Avenue, Succasunna, New Jersey, 07876, Plaintiff JACQUELINE M. ROBINSON ("Robinson"), whose street address is 45 Livingston Road, Morristown, New Jersey, 07960, and Plaintiff LINDA A. RUSSELL ("Russell"), whose street address is 52 Birch Ridge Road, Blairstown, New Jersey 07825 (collectively, "Plaintiffs") bring this action on behalf of and for the benefit of: the Hartford Global Health Fund, the Hartford Conservative Allocation Fund, the Hartford Growth Opportunities Fund, the Hartford Inflation Plus Fund, the Hartford Advisers Fund, and the Hartford Money Market Fund (collectively, "the Hartford Funds" or "Funds"), and sue Hartford Investment Financial Services, LLC ("Defendant" or "HIFSCO"), an indirect wholly-owned subsidiary of Hartford Financial Services Group, Inc. ("HIG"), a company having shares listed on the New York Stock Exchange.

OVERVIEW

This is a derivative action arising out of Defendant HIFSCO's receipt of improper and excessive management and/or adviser and distribution fees on Plaintiffs' investments in Hartford Funds in breach of its fiduciary duty under 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b) (hereinafter "Section 36(b)" or "§ 36(b)"). In order to violate Section 36(b) of the ICA, the adviser must charge a fee that is "so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining."

Like roughly 90 million Americans who are planning ahead for retirement, Plaintiffs have invested in mutual funds through their employer-sponsored Simple IRA program. As part of that program, Plaintiffs have invested in Hartford Mutual Funds. Because of the excessive management and distribution fees that HIFSCO charges and receives in connection with Plaintiffs' investments in the Funds, however, Plaintiffs' (and all Hartford Fund shareholders') retirement benefits have been and continue to be diminished by staggering amounts.

Plaintiffs' investment returns are diminished because Defendant charges and collects two fees that are excessive under § 36(b) of the ICA: (1) management and/or advisory fees and (2) distribution fees. The management/advisory fees are excessive because Defendant sub-contracts out the majority of the management services, for which the Funds pay a separate sub-advisory fee, and then collects a "management fee" for itself for performing little, if any, work. In fact, for one Fund, the management fee was up to 3.5 times the amount of the sub-advisory fee in 2009 alone.

Distribution fees are fees that the Securities Exchange Commission (promulgated through its Rule 12b-1, 17 C.F.R. § 270-12b-1) determined are to be used for marketing and distribution services. The fees are to be used primarily to attract new fund shareholders in order to create economies of scale that should allow advisers to provide the same quality and nature of services at dramatically lower costs since the costs of managing a fund does not increase proportionately with an increase in fund shareholders. Here, the distribution (or "12b-1") fees are excessive because, *inter alia*, they are not tied to any distribution activities and no economies of scale are created or passed on to the Funds. As an example of HIFSCO's 36(b) violations, its Class B shareholders are paying 12b-1 fees despite the class having been closed to new investments since September 30, 2009.

As explained in detail below, the management and 12b-1 distribution fees collected by HIFSCO from the Plaintiffs are excessive and thus a breach of HIFSCO's fiduciary duty under § 36(b). The criteria for determining a § 36(b) breach of fiduciary duty is not laid out in the statute. Rather, the Supreme Court has set forth the following factors to use when determining whether a fee is excessive:

- the nature and quality of services being paid for by the fund and its investors;
- whether the directors exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;
- what fees are charged by the adviser to its other non-mutual fund customers, if any;
- what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and
- the costs of providing those services and the profitability of providing the services.

As discussed fully below, an examination of these factors demonstrates that the management and 12b-1 distribution fees charged to the Hartford Funds breached, and continue to breach, HIFSCO's fiduciary duty to the Funds. The advisory and distribution fees received by HIFSCO were so disproportionately large that they bore no reasonable relationship to the services rendered, and could not have been the product of arm's length bargaining, and were thus unfair to Plaintiffs and the other shareholders of the Funds.

The Plaintiffs seek to rescind the Investment Management Agreements[1] and Distribution Plans between Defendant and the Hartford Funds and to recover the total fees Defendant charged

[1] For the Hartford Money Market Fund, Plaintiff Kasilag only seeks to rescind the Distribution Plan and to recover the 12b-1 distribution fees Defendant charged this Fund or, alternatively, to

the Funds or, alternatively, to recover all improper compensation received by Defendant in breach of its statutory fiduciary duty under Section 36(b). The conduct complained of is continuing in nature, and Plaintiffs seek recovery from the earliest possible period allowed by the applicable statute of limitations through the date of final judgment. Plaintiffs allege:

I. JURISDICTION AND VENUE

1. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

2. Venue is proper in this judicial district pursuant to 28 U.S.C. § 1391 and 15 U.S.C. § 80a-43 as Defendant inhabits or transacts business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendant may be found in this district.

3. No pre-suit demand on the Boards of Directors of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (collectively the "Boards"), which are the Boards overseeing the Hartford Funds, is required, as the demand requirement of Rule 23.1 of the Federal Rules of Civil Procedure does not apply to actions or counts brought under § 36(b) of the ICA.

4. All conditions precedent to suit have been performed, or have been satisfied or waived.

II. NATURE OF THE ACTION

5. This action is a derivative action brought by the Plaintiffs, for the benefit of, and on behalf of, the Hartford Funds, pursuant to ICA § 36(b).

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recover all improper compensation in connection therewith. She does not now challenge the investment management advisory fees (even though they are excessive) for this Fund, since HIFSCO has thus far reimbursed those fees to this Fund.

6. Defendant HIFSCO derived and continues to derive revenues in the form of fees for what it claims to be the provision of investment advisory services[2] and distribution services to the Hartford Funds. In particular, HIFSCO receives fee compensation from each of the Funds and earns investment management fee revenues by allegedly providing investment advisory services pursuant to investment management agreements with each Fund. HIFSCO also improperly derived and continues to derive revenue by charging excessive 12b-1 distribution fees. HIFSCO is sued in this Complaint based on its misconduct related to its wrongful receipt of fee income in violation of Section 36(b) of the ICA.

7. The Hartford Mutual Funds, Inc. ("HMF") is an open-end management investment company registered under the ICA, 15 U.S.C. § 80a-1, *et seq.*, comprised of various mutual funds, including the Hartford Global Health Fund, the Hartford Conservative Allocation Fund, the Hartford Advisers Fund, the Hartford Inflation Plus Fund and the Hartford Money Market Fund, each of which is a separate investment portfolio or mutual fund. *See* Table II.

8. The Hartford Mutual Funds II, Inc. ("HMFII") is an open-end management investment company registered under the ICA, 15 U.S.C. § 80a-1, *et seq.*, comprised of various mutual funds, including the Hartford Growth Opportunities Fund, each of which is a separate investment portfolio or mutual fund. *See* Table II.

9. The Plaintiffs, who own shares of the Hartford Funds, allege that the investment management fees charged to each of the Hartford Funds (except the Hartford Money Market Fund) by HIFSCO, the Funds' investment manager, breached HIFSCO's § 36(b) fiduciary duty to the Funds with respect to such compensation as demonstrated by, *inter alia*: (a) the nature and quality of services provided to the Hartford Funds and their shareholders in exchange for the

[2] The terms "investment advisory services" and "investment management services" are used interchangeably in this Complaint.

investment management fees, including the fact that Defendant subcontracts out most of the management services at a small fraction of the actual investment management fees charged to the Funds; (b) the failure of the Hartford Funds' Boards of Directors to exercise the requisite level of care and conscientiousness in approving the investment management agreements and the fees paid pursuant thereto; (c) the failure of Defendant to provide the Hartford Funds' Boards of Directors with all information reasonably necessary to evaluate the terms of the investment management agreements with respect to each of the Funds; (d) the level of the fees as compared to those charged by Defendant or its affiliates to institutional accounts, including non-mutual fund customers; (e) the fees other mutual fund advisers charge for similar services to similar mutual funds; (f) the failure of Defendant to adequately pass economies-of-scale savings on to the Funds and their shareholders, and the retention of those economies-of-scale savings by Defendant; and (g) Defendant's costs and high profitability associated with providing investment management services to the Hartford Funds.

10. The Plaintiffs further allege that HIFSCO improperly received Rule 12b-1 Distribution Fees[3] ("12b-1 fees") from the Funds and breached its fiduciary duty to the Funds with respect to such compensation by, *inter alia*: (a) the nature and quality of the services provided in exchange for the 12b-1 fees; (b) having produced few, if any, benefits (in the form of economies-of-scale benefits or otherwise) for the Hartford Funds while generating significant additional investment management fee revenue for HIFSCO; (c) Defendant's failure to provide

[3] Securities and Exchange Commission ("SEC") Rule 12b-1, 17 C.F.R. § 270.12b-1, permits a fund to market and sell its shares with shareholder funds (Distribution Fees) out of fund assets only in strict compliance with the rule. Distribution fees cover the costs associated with the marketing and selling involved with running a mutual fund. These fees are deducted from a mutual fund to compensate securities professionals for sales efforts and services provided to the fund's investors. *See SEC Proposes Measures to Improve Regulation of Fund Distribution Fees and Provide Better Disclosure for Investors* available at: http://www.sec.gov/news/press/2010/2010-126.htm.

the Hartford Funds' Boards of Directors with all information reasonably necessary to evaluate the Rule 12b-1 Distribution Plans and 12b-1 fees paid pursuant thereto; (d) the fees other mutual fund advisers charge for similar distribution services to similar mutual funds, and (e) Defendant's costs and high profitability associated with providing distribution and marketing services to the Hartford Funds.

11. The allegations in this Complaint are predicated on publicly-available information, including, but not limited to, information contained in the public filings with the Securities and Exchange Commission ("SEC" or the "Commission") of HMF and HMFII ("Hartford Disclosure Materials"), and on information and belief after a reasonable investigation.[4]

III. PARTIES

12. Plaintiff Mellinger owns shares and is therefore a security holder in the Hartford Growth Opportunities Fund and the Hartford Inflation Plus Fund.

13. Plaintiff Menendez owns shares and is therefore a security holder in the Hartford Advisers Fund.

14. Plaintiff Russell owns shares and is therefore a security holder in the Hartford Advisers Fund and the Hartford Growth Opportunities Fund.

15. Plaintiff Robinson owns shares and is therefore a security holder in the Hartford Advisers Fund and the Hartford Inflation Plus Fund.

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[4] It should be noted that in shareholder claims against mutual funds, plaintiffs generally lack the inside information necessary to allege their claims in detail because the facts are peculiarly within the possession and control of defendant. For example, internal information about the Boards' fee-approval process and the costs that advisers incur to operate these funds is solely within Defendant's possession. Additionally Plaintiffs have not attached to the Complaint all of the public filings upon which Plaintiffs relied herein. Upon request, however, Plaintiffs will provide the Court with copies.

16. Plaintiff Kasilag owns shares and is therefore a security holder in the Hartford Conservative Allocation Fund, the Hartford Global Health Fund and the Hartford Money Market Fund. For the Hartford Money Market Fund, Plaintiff Kasilag only challenges the 12b-1 distribution fees and not the investment management fees at this time.

17. Defendant HIFSCO is the investment manager/adviser for each of the Hartford Funds. HIFSCO is incorporated in Delaware with its principal place of business in Simsbury, Connecticut. HIFSCO is an affiliate (indirect wholly-owned subsidiary) of Hartford Financial Services Group, Inc. ("HIG") (together with its subsidiaries, the "Hartford" or "Company"),[5] an insurance and financial services company having shares listed on the New York Stock Exchange. HIG, through its wholly-owned subsidiaries, provides a variety of investment management, administrative, and operational services for a large number of investment companies or mutual funds (the "Hartford Funds Complex") and managed accounts, including HIG's indirect wholly-owned subsidiary HIFSCO.[6] *See* Table I.

18. Defendant HIFSCO is registered as an investment adviser under the Investment Advisers Act of 1940 ("the Investment Advisers Act"). HMF and HMFII, on behalf of each of the Funds, have each entered into an Investment Management Agreement with HIFSCO. The Investment Management Agreements provide that HIFSCO, subject to the supervision and approval of HMF's and HMFII's Boards of Directors, shall: (a) provide investment advice and

[5] Plaintiffs refer to HIG, together with its subsidiaries and/or affiliates that perform a variety of investment management, administrative, and operational services to mutual funds and managed accounts, collectively as "Hartford" or the "Company," which is also how Hartford refers to itself in its public filings.

[6] The Hartford Funds Complex is composed of 88+ mutual funds, which are contained in the following five management investment companies registered under the ICA: the Hartford HLS Series Fund II, Inc., the Hartford Series Fund, Inc., the Hartford Income Shares Fund, Inc., the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc., each containing mutual funds. The mutual funds at issue in this Complaint are contained in the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc. *See* ¶¶7-8; Tables I and II.

recommendations to each fund, (b) continuously supervise the investment program of each fund and determine what securities should be bought and sold by each fund, (c) arrange for the purchase and sale of investments for each fund, and (d) provide economic and statistical data and/or other information as HIFSCO shall deem appropriate or as shall be requested by the Boards of Directors. Since 1997, HIFSCO has continuously been the primary investment adviser to the Hartford Funds and/or their predecessors which are included in HMF pursuant to an Investment Management Agreement, and since 2002 to the Hartford Funds included in HMFII. *See* Composite Ex. 1, comprised of the March 3, 1997 Investment Management Agreement between HIFSCO and HMF, as amended, in pertinent part on April 27, 2000, October 31, 2002, and May 26, 2004; as well as the November 1, 2009 Investment Management Agreement (collectively, "HMF HIFSCO Agreement"); *see also* Composite Ex. 2, comprised of the February 19, 2002 and the November 1, 2009 Investment Management Agreements between HIFSCO and HMFII (collectively, "HMFII HIFSCO Agreement")[7]; *see also* Composite Ex. 3, comprised of the February 6, 2008 Expense Limitation Agreement between HMF and HMFII and HIFSCO, as amended and restated on November 1, 2008; November 1, 2009; and November 1, 2010.

19. Defendant HIFSCO is also a registered broker-dealer and serves as the Hartford Funds' principal underwriter and distributor. HIFSCO receives 12b-1 distribution fees from each of the Hartford Funds pursuant to Rule 12b-1 Distribution Plans ("Distribution Plan" or "Distribution Plans") adopted by HMF and HMFII on behalf of the Funds. *See* Ex. 4, the August 2, 2006 HMF Amended and Restated Distribution Plan ("HMF Distribution Plan"); Ex. 5, the August 2, 2006 HMFII Amended and Restated Distribution Plan ("HMFII Distribution Plan").

[7] The HMF HIFSCO Agreement and the HMFII HIFSCO Agreement are collectively referred to as the "Investment Management Agreements."

20. Defendant HIFSCO, as the underwriter, distributor, adviser, and control person of the Harford Funds received compensation from the Funds for providing investment management and other services to them. As such, Defendant HIFSCO owes fiduciary and other duties to the Plaintiffs and all shareholders of each of the Funds.

IV. BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(b)

21. A mutual fund is "typically created and managed by a pre-existing organization known as an investment adviser" that "generally supervises the daily operation of the fund and often selects affiliated persons to serve on the [fund's] board of directors." *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 536 (1984)

22. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation. As early as 1935 Congress recognized that because "a typical [mutual] fund is organized by its investment adviser which provides it with almost all management services and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the advisor." S. Rep. No. 91-184, p. 5 (1969). Therefore, "the forces of arm's-length bargaining do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy." *Id.*

23. As a result in 1940, Congress enacted the ICA recognizing that:

> The national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated [and] managed . . . in the interest of . . . investment advisers . . . rather than in the interest of [shareholders] . . . or when the investment companies . . . are not subjected to adequate independent scrutiny.

ICA § 1(b)(2), 15 U.S.C. § 80a-1(b)(1994). Accordingly, the ICA was designed to regulate and curb "abuses inherent in the structure of [the mutual fund industry]," *Jones v. Harris Associates*

L.P., 130 S.Ct. 1418, 1422 (2010) (quoting *Daily Income Fund*, 464 U.S. at 536), and to create standards of care applicable to investment advisers and their affiliates, such as Defendant.

24. By the 1960s, it had become clear to Congress that investment advisers to equity mutual funds were charging those funds excessive fees, particularly by not taking economies of scale into account. As a result, Section 36(b) was added to the ICA in 1970, (primarily to remedy excessive fees charged by mutual funds such as those owned by Plaintiffs), which created a federal cause of action for breach of fiduciary duty by investment advisers. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services.

25. Section 36(b) created a judicial remedy for breach of such fiduciary duty by authorizing litigation against investment advisers, their affiliates, and certain others by the SEC or by a security holder on behalf of the investment company with respect to payments made to such entities or persons by the investment company or by its security holders. Section 36(b) states, in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection . . . by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor . . . for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

ICA § 36(b), 15 U.S.C. § 80a-35(b).

26. Further, notwithstanding requirements regarding the increased disinterestedness of the boards of directors,[8] "Congress decided not to rely solely on the fund's directors to assure reasonable adviser fees," *Daily Income Fund,* 464 U.S. at 540, also adding a provision to Section 36(b) that provides:

> In any such action approval by the board of directors of such investment company of such compensation or payments, or of contracts or other arrangements providing for such compensation payments, and ratification or approval of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, by the shareholders of such investment company shall be given such consideration by the court as is deemed appropriate *under all the circumstances.*

ICA § 36(b)(2); 15 U.S.C. § 80a-35(b)(2) (emphasis added).

27. Congress also chose not to rely only the ability or willingness of a fund's directors to prevent excessive fees and other abuses. Through Section 36(b), Congress gave shareholders a "unique right," *Daily Income Fund,* 464 U.S. at 536, empowering them with the ability to be an independent check on an adviser's fulfillment of its fiduciary duties and receipt of unfair fees. By enacting § 36(b), Congress provided shareholders with a means to redress breaches of the adviser's fiduciary duty to the funds it manages and distributes while leaving the "ultimate responsibility for the decision in determining whether the fiduciary duty has been breached [] with the court." S. Rep. 91-184, at 6.

28. Although on a shareholder-by-shareholder basis, the fees charged and received by HIFSCO may appear to be very small, the cumulative effect of the excessive fees charged cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the SEC, was critical of what he called the "tyranny of compounding high costs:"

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[8] At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA.

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns . . . In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., *Inaugural Address: Costs Paid with Other People's Money, Address at Fordham University School of Law* (Nov. 3, 2000), 6 FORDHAM J. CORP. & FIN. L. 261, 259, 267 (2001).

29. For example, assume that an employee with 35 years until retirement has a current 401(k) account balance of $25,000. If returns on investments in his account over the next 35 years average 7 percent, and fees and expenses reduce their average returns by 0.5 percent, his account balance would grow to $227,000 at retirement, even if there were no further contributions to their account. However, if fees and expenses being withheld are 1.5 percent, their account balance would grow to only $163,000 at retirement. The 1 percent increase in fees and expenses caused his account balance to be reduced at retirement by a shocking 28 percent or $64,000. *See* the following table:


Comparative
Returns with Different Expense Ratios
$250,000
$200,000
$150,000
$100,000
$50,000
$-
0
5
10
15
20
25
30
35
Years of Investment
1.5% Expense Ratio
0.5% Expense Ratio

See Department of Labor Publication "A Look at 401(k) Plan Fees," available at http://www.dol.gov/ebsa/publications/401k_employee.html.

30. Section 36(b) itself does not set forth a list of factors to be considered in determining whether an investment adviser, such as HIFSCO, has breached its fiduciary duty with respect to its receipt of compensation for services paid by a mutual fund such as any of the Hartford Funds. "Fiduciary duty" includes the duties of good faith, loyalty, and due care. A breach of fiduciary duty occurs "when a fiduciary permits an unreasonable or excessive fee to be levied on the fund," or "when compensation to the adviser for his services is excessive, in view of the services rendered – where the fund pays what is an unfair fee under the circumstances." *Mutual Fund Amendments: Hearing Before the Subcomm. on the Commerce on Interstate and Foreign Commerce*, Investment Company Act of 1940 and The Securities Exchange Act of 1934, H.R. 11995, S. 2224, H.R. 13754, and H.R. 14737, 91st Cong. (1st Sess. 1969) ("1969 Hearings"), at 189-90. Indeed, an advisor "may not overreach in the amount of his fee even though the other party to the transaction, in full possession of all the facts, does not believe the fee is excessive." *Id., December 17, 1969 Letter from the Investment Company Institute included with Mutual Funds Amendments*, at 441; *see also* S. Rep. 91-184, pp. 15-16 ("the ultimate test, *even if the compensation or payments are approved by the directors* and stockholders, . . . will be whether the investment adviser has fulfilled his fiduciary duty to the mutual fund shareholders in determining the fee") (emphasis added).

31. In *Pepper v. Litton*, 308 U.S. 295 (1939), Supreme Court Justice William O. Douglas (former SEC Chairman) further explained the fiduciary duty standard. He opined that fiduciaries'

> dealings with the corporation are subjected to rigorous scrutiny and where any of their contracts or engagements with the corporation is challenged the burden is on the [fiduciary] not only to prove the good faith of the transaction but also to show its inherent fairness from the viewpoint of the corporation and those interested therein. The essence of the test is whether or not under all the

> circumstances the transaction carries the earmarks of an arm's length bargain. If it does not, equity will set it aside . . . He who is in such a fiduciary position cannot serve himself first and his cestuis second . . . He cannot use his power for his personal advantage and to the detriment of the stockholders and creditors no matter how absolute in terms that power may be and no matter how meticulous he is to satisfy technical requirements. For that power is at all times subject to the equitable limitation that it may not be exercised for the aggrandizement, preference, or advantage of the fiduciary to the exclusion or detriment of the cestuis. Where there is a violation of those principles, equity will undo the wrong or intervene to prevent its consummation.

Id. at 306-311 (*emphasis added*). In *Jones*, the United States Supreme Court held that the formulation of the concept of fiduciary duty stated in *Pepper* "expresses the meaning of the phrase 'fiduciary duty' in § 36(b) . . . ." 130 S.Ct. at 1427. Thus, by reaffirming *Pepper*, the Supreme Court incorporated its fiduciary duty standard into § 36(b) requiring both good faith in the negotiation process and a fair outcome.

32. Furthermore, independent directors have a duty to diligently bargain to ensure that the best possible deal is made on their corporation's behalf.

V. INHERENT CONFLICT IN THE STRUCTURE OF MUTUAL FUNDS GENERALLY AS EXEMPLIFIED BY THE HARTFORD FUNDS COMPLEX

33. The relationship between investment advisers and mutual funds is fraught with potential conflicts of interest," *Burks v. Lasker*, 441 U.S. 471, 481 (1979), and is "potentially incestuous." *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 929 (2d Cir. 1982).

34. Indeed, while mutual fund boards are supposed to be the "watchdogs" for the shareholders of the funds, noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA.

35. For example, in *Strougo v. BEA Assoc.*, 188 F. Supp. 2d 373, 383 (S.D.N.Y. 2002), the court quoted the following comment made by Warren Buffett, famous investor and chairman of Berkshire Hathaway:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management – whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Id. (citation omitted).

36. The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated and managed in the interest of investment advisers, rather than in the interest of shareholders." Indeed, the goal of ICA § 36(b) is to empower shareholders to independently police whether investment advisers have fulfilled their fiduciary obligations.

37. Operating within this framework, the Hartford Funds Complex is also wrought with inherent structural conflicts.

38. The Hartford Funds Complex consists of dozens of mutual funds, all of which were conceived and started by Defendant or its affiliates. Defendant's, or its affiliates', purpose in starting, maintaining, and servicing mutual funds is to make a profit on the management, administrative, and shareholder services sold to the Funds for fee income to the service-providers.

39. The Hartford Funds Complex, like almost all other mutual fund complexes, operates under a single structure consisting of a group of related investment companies (the mutual funds themselves) that are owned by their shareholders and governed by a Board of Directors. *See* Table I. The mutual funds themselves, however, are basically corporate shells in that they have few or no employees. Rather, the mutual funds contract for all of the services they

need – including distribution of their securities, custodianship of their assets, auditing, servicing shareholder accounts, portfolio management, and day-to-day administration – all of which, in this case, are provided by or arranged for by Defendant and its affiliates.

40. Each of the services provided by Hartford through its various affiliates is the subject of separate contracts, each of which gives rise to a separate fee paid by the Funds. *See e.g.*, Ex. 6: the February 8, 2007 Master Custodian Contract; Ex. 7: the February 1, 2006 Transfer Agency and Service Agreement; Ex. 8: the February 6, 2008 Transfer Agency Fee Waiver Agreement; Ex. 9: the July 22, 1996 Principal Underwriting Agreement, as amended July 22, 1997; Ex. 10: the January 3, 2000 Fund Accounting Agreement; and Ex. 11: the May 3, 2004 Share Purchase Agreement.

41. While the Funds are charged a myriad of other fees, Plaintiffs' Complaint is limited to the excessive investment management and 12b-1 fees charged by HIFSCO.

42. Under the terms of the HMF HIFSCO Agreement and the HMFII HIFSCO Agreement, Defendant HIFSCO provides two categories of services: investment management services and administrative services. *See* Composite Exs. 1 and 2. Although the Investment Management Agreements purport to include administrative services, it bears noting that the Funds' Annual Reports include a separate line item for administrative services fees *already paid* by the Funds. Furthermore, HIFSCO cannot be performing many administrative services, given that, for example, for year ended October 31, 2010, the Inflation Plus Fund's investment management fees were 188 times greater than the Fund's administrative fees. *Id.*

43. Although investment managers typically provide various services, such as custodian, transfer agency and service, underwriting, and accounting, HIFSCO *does not* provide

these services to the Hartford Funds. The Funds contract directly with other entities for the provision of these services. *See* Exs. 6-11.

44. To the extent these services are included in the Investment Management Agreements, on information and belief, the administrative type services included are a very small percentage of the expenses incurred under these agreements, as transfer agency costs are typically by far the largest component of administrative costs but are provided to the Hartford Funds pursuant to a separate contract with Hartford Administrative Services Company ("HASCO"), a wholly-owned subsidiary of HIG. *See* Ex. 8. HASCO's services include communications with each Hartford Fund's shareholders as well as the preparation and distribution of reports, proxies, notices, confirmation of transactions, prospectuses, and tax information. In the aggregate, various miscellaneous administrative items, aside from the transfer agency costs, do not account for more than three basis points[9] ("bps") of the average mutual fund's advisory fee. *See* John P. Freeman, Stewart L. Brown and Steve Pomerantz, *Mutual Fund Advisory Fees: New Evidence and a Fair Fiduciary Test*, 61 OKLA. L. REV. 83, 113, n. 104 (2008) ("Freeman, Brown & Pomerantz Study"), attached as Ex. 12.

45. When Hartford starts a new mutual fund, it not only contracts to provide all the services the fund needs, it also nominates and elects the members of the fund's Board (including all "independent"[10] Board members).

46. Each of the Hartford Funds is governed by a Board of Directors. These same individuals, including all independent board members, simultaneously serve on the Boards for

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[9] A basis point is a unit of measure used in finance to describe the percentage change in the value or rate of a financial instrument. One basis point is equivalent to 0.01% (1/100th of a percent) or 0.0001 in decimal form. *See* Investopedia.com, available at: http://www.investopedia.com/ask/answers/05/basispoint.asp.

[10] "Independent" board members are those who are not "interested persons" as defined under the 1940 Act. *See* 15 U.S.C. § 80a-2(a).

each Fund overseeing all of the approximately 88 portfolios in the Hartford Funds Complex.[11] *See* Table I.

47. The Board members are compensated for their services with a fee that consists of an annual retainer component and a meeting fee component, as well as retirement benefits. For the fiscal year ending October 31, 2009, according to publicly-available information, the Board members for the funds in the Hartford Funds Complex received total compensation in the following amounts:

Lynn S. Birdsong	$190,000
Dr. Robert M. Gavin	$266,500
Duane E. Hill	$170,000
Sandra S. Jaffee	$164,500
William P. Johnston	$196,500
Phillip O. Peterson	$196,500
Lemma W. Senbet	$159,000
Lowndes A. Smith	$189,000

48. Lowndes A. Smith is an "interested" director by virtue of his prior position as a Hartford executive. David N. Levenson is also an "interested" director by virtue of his current position as a Hartford executive. Directors who are also employed by Hartford do not receive director compensation.

49. As discussed below, the excessive fees charged to each of the Hartford Funds (except for the Hartford Money Market Fund) by HIFSCO for the investment management services are so large that they breach HIFSCO's fiduciary duty to the Funds with respect to such compensation, especially in light of the fact that HIFSCO has delegated virtually all of its duties

[11] All Directors of the HMF and HMFII also hold corresponding positions with the Hartford Series Fund, Inc., the Hartford HLS Series Fund II, Inc., and the Hartford Income Shares Fund, Inc. overseeing the 88+ funds within the Hartford Fund Complex. *See* Table I. Mutual funds contained within the Hartford Series Fund, Inc., the Hartford HLS Series Fund II, Inc., and the Hartford Income Shares Fund, Inc. are not at issue in this Complaint.

to subcontractors at a fraction of HIFSCO's fee, and when compared to the fees charged by Hartford to institutional accounts that bargain at arm's length.

50. Likewise, the 12b-1 fees charged to the Hartford Funds breach HIFSCO's fiduciary duty to the Funds with respect to such compensation because those fees provide few, if any, benefits to the Funds and their shareholders but, rather, serve as a means by which Defendant can extract additional management compensation and because those fees were not approved in accordance with applicable statutory and/or regulatory requirements.

VI. FACTORS GENERALLY RELEVANT TO A SECTION 36(b) CLAIM

51. "A court's evaluation of an investment adviser's fiduciary duty must take into account both procedure and substance." *Jones*, 130 S.Ct. at 1429. The test for determining whether fee compensation paid to Defendant violates ICA § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances." *Gartenberg*, 694 F.2d at 928.

52. In order to violate Section 36(b) of the ICA, the adviser must charge a fee that is "so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones*, 130 S.Ct. at 1418 (quoting *Gartenberg*).

53. In the context of § 36(b) litigation, courts have historically considered, *inter alia*, the following factors ("*Gartenberg* Factors"):

- the nature and quality of services being paid for by the fund and its investors;
- whether the directors exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;
- what fees are charged by the adviser to its other non-mutual fund customers, if any;

- what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;
- whether economics of scale were passed to the funds and their investors or kept by the investment adviser; and
- the costs of providing those services and the profitability of providing the services.

54. As set forth below, an examination of the *Gartenberg* Factors demonstrates that the fees charged to the Hartford Funds and their investors breached and continue to breach HIFSCO's fiduciary duty to the Funds. Indeed, HIFSCO's receipt of the advisory and distribution fees were so disproportionately large that they bore no reasonable relationship to the services rendered, and could not have been the product of arm's length bargaining, and were thus unfair to Plaintiffs and the other shareholders of the Funds.

A. THE NATURE AND QUALITY OF THE INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES PERFORMED BY HIFSCO DO NOT JUSTIFY HIFSCO'S FEE

1. Investment Management Services

55. For investment management services, each of the Hartford Funds pays a monthly management fee to HIFSCO based on a stated percentage of the Fund's average daily net asset value. As such, the investment management fees are not based on the services actually rendered or HIFSCO's actual costs in providing services to the Hartford Funds.

56. Pursuant to the terms of the Investment Management Agreements between HIFSCO and the Funds, the duties of HIFSCO, as the investment adviser to the Hartford Funds, are to manage the portfolio of securities, to research securities, and to make the purchase, sale and hold decisions for each of the portfolios. *See* Composite Exs. 1 and 2.

57. Rather than directly providing these investment management services, HIFSCO subcontracts with others to provide the services; and does so at a fraction of HIFSCO's fee collected from each Hartford Fund.

58. Since 1997, HIFSCO has sub-contracted its investment management duties to either Wellington Management Company, LLP ("Wellington")[12], pursuant to an Investment Sub-Advisory Agreement, and/or to Hartford Investment Management Company ("HIMCO")[13], pursuant to an Investment Services Agreement, and subsequently an Investment Sub-Advisory Agreement. *See* Composite Ex. 13: the HMF March 3, 1997 Investment Sub-advisory Agreement between HIFSCO and Wellington, as amended in pertinent part on April 28, 2000, as well as the October 1, 2009 Investment Sub-Advisory Agreement ("HMF Wellington Agreement"); Composite Ex. 14: the HMFII February 19, 2002 Investment Sub-advisory Agreement between HIFSCO and Wellington, as well as the October 1, 2009 Investment Sub-Advisory Agreement ("HMFII Wellington Agreement"); Composite Ex. 15: the HMF March 3, 1997 Investment Services Agreement between HIFSCO and HIMCO, as amended in pertinent part on October 31, 2002 and August 1, 2007; as well as the October 1, 2009 Investment Sub-Advisory Agreement between HIFSCO and HIMCO ("HMF HIMCO Agreement"). *See* Table II.

59. According to The Funds' Annual Reports, "HIFSCO has overall investment supervisory responsibility for the [Funds]" and "provides administrative personnel, services, equipment, facilities and office space for proper operation of the [Funds]."

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[12] Wellington provides sub-advisory services for the Hartford Global Health Fund, the Hartford Advisers Fund and the Hartford Growth Opportunities Fund.
[13] HIMCO provides sub-advisory services for the Hartford Conservative Allocation Fund and the Hartford Inflation Plus Fund.

60. The most recent Statement of Additional Information ("SAI") for the Hartford Funds disclosed that "HIFSCO has the responsibility, subject to oversight by the [Hartford Funds' Boards of Directors], to oversee the sub-advisers and recommend their hiring, termination, and replacement." HIFSCO specifically will: "(a) set the applicable Fund's overall investment strategies; (b) evaluate, select, and recommend sub-advisers to manage all or a part of the applicable Fund's assets; (c) allocate and, when appropriate, reallocate the applicable Fund's assets among multiple sub-advisers; (d) monitor and evaluate the investment performance of sub-advisers; and (e) implement procedures reasonably designed to ensure that the sub-advisers comply with the applicable Fund's investment objective, policies, and restrictions." *Id.* In other words, HIFSCO makes a one-time, initial determination regarding investment objectives and selects sub-advisers. Other than HIFSCO's initial involvement, it provides minimal services to the funds and it charges its sub-advisers with providing the substantive investment advisory services to the funds.

61. Wellington is a sub-adviser to the Hartford Advisers Fund, the Hartford Growth Opportunities Fund and the Hartford Global Health Fund, and provides the day-to-day investment management for each of these Funds. Indeed, according to the HMF Wellington Agreement and the HMFII Wellington Agreement, it is Wellington that is charged with "evaluat[ing] and implement[ing] an investment program appropriate for each Portfolio" and "will make all determinations with respect to the investment of the assets for the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same." *See* Composite Exs. 13 and 14.

62. According to the SAI, Wellington, subject to the general supervision of the applicable HMF and HMFII's Boards of Directors and HIFSCO, is responsible for (among other

things) the day-to-day investment and reinvestment of the assets of such Funds and furnishing each such Fund with advice and recommendations with respect to investments and the purchase and sale of appropriate securities for each Fund. The most recent Annual Reports for the Hartford Advisers Fund, the Hartford Growth Opportunities Fund and the Hartford Global Health Fund also state that "HIFSCO has contracted with Wellington under a sub-advisory agreement for the provision of day-to-day investment management services to the Fund in accordance with the Fund's investment objective and policies." As such, virtually all of the investment management services are performed by Wellington.

63. Further evidence that Wellington performs substantially all of the Funds' management/advisory services is demonstrated by the fact that when Vanguard Group, Inc. ("Vanguard") retains Wellington as its investment advisor for the Vanguard funds, Vanguard does not get paid. Although Wellington provides Vanguard with substantially similar services as it provides for the Hartford Funds, Vanguard does not charge any investment advisory/management fee, much less one that is up to 3.5 times greater than the fee paid to Wellington.

64. HIMCO is a sub-adviser to the Hartford Inflation Plus Fund and the Hartford Conservative Allocation Fund, and provides the day-to-day investment management for this Fund. HIMCO is a wholly-owned subsidiary of HIG. Similar to Wellington, under the HMF HIMCO Agreement, "HIMCO shall evaluate and implement an investment program appropriate for each Portfolio" and "will make all determinations with respect to the investment of the assets for the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same." *See* Composite Ex. 15.

65. With respect to the Hartford Inflation Plus Fund and the Hartford Conservative Allocation Fund, HIFSCO has entered into an investment services agreement with HIMCO for the provision of the day-to-day investment management services. Further, the Hartford Inflation Plus Fund and the Hartford Conservative Allocation Fund's most recent Annual Reports further state that "HIFSCO has contracted with HIMCO under a sub-advisory agreement for the provision of day-to-day investment management services to the Fund in accordance with the Fund's investment objective and policies." As such, virtually all of the investment management services are performed by HIMCO.

66. Each of the Hartford Funds' Prospectuses also provide that "the sub-advisers are responsible for the day-to-day portfolio management activities of the funds they sub-advise, including effecting securities transactions."

67. HIFSCO's fee schedule varies for each of the Hartford Funds. Each Fund pays a fee to HIFSCO, which subcontracts with Wellington and/or HIMCO at a fraction of HIFSCO's fee. The Hartford Funds employ a declining rate structure, known as "fee breakpoints," in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase. Notably, in the case of Wellington, who is a for-profit independent sub-advisor, upon information and belief, HIFSCO negotiated at arm's length for the lowest possible sub-advisory fee, which contains breakpoints at much lower levels than HIFSCO charged those Funds for its advisory services.

68. Virtually all of the portfolio management and investment management services required by the Funds are performed by Wellington and/or HIMCO and there is little, if any, work left to be done by HIFSCO.

69. Despite the fact that the sub-advisers provided the bulk of the investment advisory services to the Funds, in fiscal year 2009 alone, HIFSCO collected nearly $23 million in investment management fees from the Hartford Funds (*see* ¶154) paying its sub-advisers just a fraction of that fee:

HARTFORD FUNDS' FEE BREAKDOWN PURSUANT TO THE SAI
("M" refers to "Million" and "B" refers to "Billion")

Hartford Fund	Investment Services/ Sub-Advisory Agreement	HIFSCO Fee Schedule (annual rate based on average daily net assets)	Sub-Advisor Fee Schedule (annual rate based on average daily net assets)
Hartford Advisers Fund	Wellington	First $500 million 0.6900% Next $500 million – 0.6250% Next $4 billion – 0.5750% Next $5 billion 0.5725% Amt. over $10B – 0.5700%	First $50 million 0.2200%; Next $100 million – 0.1800% Next $350 million – 0.1500% Amt. over $500M 0.1250%
Hartford Growth Opportunities Fund	Wellington	First $100 million – 0.9000%; Next $150 million – 0.8000% Next $4.75 billion – 0.7000% Next $5 billion – 0.6975% Amt. over $10B – 0.6950%	All Assets – 0.2700%
Hartford Inflation Plus Fund	HIMCO	First $500 million – 0.5500% Next $4.5 billion – 0.5000% Next $5 billion – 0.4800% Amt. over $10B – 0.4700%	All Assets – At Cost
Hartford Global Health Fund	Wellington	First $500 million – 0.9000% Next $500 million – 0.8500% Next $4 billion – 0.8000% Next $5 billion – 0.7975% Amt. over $10B – 0.7950%	First $100 million – 0.4500% Next $400 million – 0.3500% Amt. over $500M – 0.3000%
Hartford Conservative Allocation Fund	HIMCO	First $500 million – 0.1500% Next $4.5 billion – 0.1000% Next $5 billion – 0.0800% Amt. over $10B – 0.0700%	All Assets – At Cost

70. While Wellington's fees are a fraction of HIFSCO's fee, upon information and belief, Wellington still makes a profit. Moreover, assuming *arguendo* that HIMCO's "at cost"

fee represents the actual cost of performing services, HIFSCO's fee of 2.5 to 6.5 times the "cost" is grossly disproportionate to the services it actually provides to the Funds. *See* ¶154. In 2009 alone, HIFSCO was paid a total of $23,473,358 in investment management fees from the Funds at issue in this Complaint. *Id.* Of that sum, HIFSCO paid Wellington and HIMCO $9,579,617 for sub-advisory services, retaining $13,893,741 for itself despite providing minimal additional advisory services to the Funds. *Id.* This is a clear breach of HIFSCO's fiduciary duties and a violation of ICA § 36(b).

71. Plaintiffs, on behalf of the Hartford Funds, are entitled to recover the investment management fees received (and continuing to be received) by HIFSCO in breach of its fiduciary duty to the Funds (except the Hartford Money Market Fund) with respect to such compensation. The excessive management fees represent additional compensation for advisory services, and thus, are subject to an ICA § 36(b) claim.

2. 12b-1 Distribution Services

72. Prior to 1980, the SEC prohibited the use of fund assets (which are owned by the shareholders) to sell new fund shares. The SEC had traditionally been reluctant to allow fund advisers to charge their shareholders for selling shares to others because:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

73. After intense lobbying by the mutual fund industry, however, the SEC agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of

distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

74. Accepting the mutual fund industry's argument that a growth in assets would lead to a *quid pro quo* reduction in fees and other expenses, the Commission tentatively approved Rule 12b-1. The SEC feared that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." *Bearing of Distribution Expenses by Mutual Funds*, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). Indeed, the SEC attached numerous conditions to the use of fund assets to pay distribution expenses. For example, the SEC wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).

75. Unfortunately, that is precisely what Defendant HIFSCO has done: charged and collected additional compensation for its retail management services by causing the Plaintiffs and other Hartford Fund shareholders to pay Defendant HIFSCO's marketing expenses to acquire new shareholders so that these new shareholders could pay additional investment management fees to Defendant. Existing shareholders are thus forced to pay additional fees because, along with new shareholders, assets under management increase thereby increasing the 12b-1 fees.

76. Under this regime, Defendant HIFSCO has fashioned yet another way to increase its financial benefit while leaving Plaintiffs and other shareholders to bear the financial

burden. Indeed, Plaintiffs and the other shareholders of the Hartford Funds pay Rule 12b-1 distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendant adopted for the Hartford Funds pursuant to SEC Rule 12b-1. HMF and HMFII, on behalf of their respective Funds, have each adopted a separate Distribution Plan for each of the Class A, Class B, Class C and Class L shares of each Fund, pursuant to appropriate resolutions of HMF's and HMFII's Boards of Directors. *See* HMF Distribution Plan, Ex. 4; HMFII Distribution Plan, Ex. 5.

77. Pursuant to the HMF and HMFII's Class A Distribution Plans, a Fund may compensate HIFSCO for its expenditures in financing any activity primarily intended to result in the sale of Fund shares and for maintenance and personal service provided to existing Class A shareholders. The HMF and HMFII's Boards of Directors authorized Rule 12b-1 payments of 0.25% of each Fund's average daily net assets attributable to Class A shares.

78. Hartford's 2009 SEC filings state that the 12b-1 Distribution Plans create "potential benefits ... [which] include ... the ability to provide investors with an *alternative* to paying front-end sales loads." (Emphasis added). Class A shares of the Hartford Funds, however, are charged significant front-end sales loads *in addition to* the 12b-1 fees.

79. Pursuant to the HMF and HMFII's Class B and Class C Distribution Plans, a Fund may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to those classes, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services.

80. Pursuant to the HMF and HMFII's Class L Distribution Plans, a Fund may pay HIFSCO a total fee in connection with the servicing of shareholder accounts and distribution-

related services attributable to Class L shares, calculated and payable monthly at an annual rate of 0.25% of the Fund's average daily net assets attributable to Class L shares.

81. Each of the Hartford Funds' most recent Annual Reports further provides that each Fund's 12b-1 fees are accrued daily and paid monthly.

82. Defendant HIFSCO's wrongdoing is especially blatant in the case of the Class B shares of the Hartford Funds – a class that was closed to new investments as of September 30, 2009 ("Close Date"). Effective at the close of business on the Close Date, no new or additional investments were allowed in Class B shares of the Funds.

83. Nonetheless, Defendant continues to charge the holders of the Hartford Funds' Class B shares 12b-1 fees for *distribution and marketing activities* for this share class, even though the sale of Class B shares is closed to new investments. For instance, a shareholder of the Hartford Funds may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to Class B shares, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services. Class B shareholders are also required to pay a significant back-load charge when the holders of this class seek to redeem their investment(s) in the Funds' Class B shares. According to the Harford Disclosure Materials, the maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less) is 5.00% for Class B shares for the Hartford Funds. Class B shareholders are therefore forced to either: (1) stay in a class of shares that is closed to new investments and continue to pay significant distribution and marketing fees, or (2) pay a significant back-load charge if the shareholder seeks to redeem his/her Class B shares and avoid such useless distribution and marketing fees.

84. Not only are the Class B 12b-1 fees that Plaintiffs paid to HIFSCO excessive for the reasons detailed above, the amounts HIFSCO charged with respect to Class A, Class B, Class C and Class L shares combined are improperly high. In one case, the 12b-1 fees are 3 times higher than the advisory and sub-advisory fees *combined*. *See* Table below:

Hartford Fund	**2009 Total Advisory and Sub-Advisory Fees**	**2009 Total 12b-1 Fees**	**12b-1 fees as a Percentage of Advisory and Sub-Advisory Fees *Combined***
Advisers Fund	$4,928,966	$3,144,687	63.80%
Growth Opportunities Fund	$15,948,779	$5,274,826	33.07%
Inflation Plus Fund	$6,321,876	$5,245,536	82.97%%
Conservative Allocation Fund	$298,999	$896,293	299.76%
Global Health Fund	$5,554,355	$1,812,431	32.63%%
Totals	**$33,052,975**	**$16,373,773**	**49.54%**

85. As an example of HIFSCO's gouging on the 12b-1 fees paid by the Plaintiffs, the Hartford Funds issue Class Y shares, which pay no 12b-1 Distribution Fees. This class of shares was created to meet the demands of institutional investors who refused to purchase mutual fund shares obligating them to pay 12b-1 Distribution Fees because they, and Defendant HIFSCO, unlike Plaintiffs and the holders of shares in other share classes in the Funds, clearly understand that the payment of such fees benefits only Defendant HIFSCO. This further underscores the absence of any benefit to Plaintiffs.

86. The existence of this "12b-1-fee free" class of shares (Class Y) demonstrates that the Funds' Distribution Plans, including the 12b-1 fees, should never have been adopted or continued year after year. If the benefits achieved by virtue of these services or the economies of scale created by additional assets were shared with the Funds (as required by the enabling rule), then the institutional holders of the "12b-1-free" Class Y shares would be eager to pay them and obtain their benefit. The benefits created by economies of scale, however, were not shared with

the Plaintiffs or the Funds. The adoption and continuation of the distribution fees, therefore, is contrary to Rule 12b-1 and their receipt by Defendant HIFSCO violates Section 36(b).

87. The 12b-1 fees paid by the Funds are excessive because they are based on the net asset value of the Hartford Funds and not on the distribution activity, if any, by Defendant HIFSCO, such as number of shares sold. Indeed, any portion of the fees paid to Defendant HIFSCO that are derived from market increases in the net asset value of the fund, rather than any distribution activity by Defendant HIFSCO, constitutes a breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation.

88. Although Plaintiffs, and the other shareholders of the Hartford Funds, pay for marketing, selling and distributing each fund through the 12b-1 fees, the monetary benefits derived from attracting new shareholders largely accrue to Defendant HIFSCO, not the existing shareholders. As such, the 12b-1 fees are entirely a waste of fund assets.

89. Plaintiffs, on behalf of the Hartford Funds, are entitled to recover the 12b-1 fees received (and continuing to be received) by HIFSCO in breach of its fiduciary duty to the Funds with respect to such compensation. The excessive distribution fees represent additional compensation for advisory services, and thus, are subject to an ICA § 36(b) claim.

B. THE HARTFORD FUNDS' BOARDS OF DIRECTORS WERE NOT ACTING CONSCIENTIOUSLY IN APPROVING THE INVESTMENT MANAGEMENT AGREEMENTS AND RULE 12b-1 DISTRIBUTION PLANS

90. In *Jones*, the Supreme Court adopted a fiduciary duty standard for § 36(b) that requires both a fair outcome and good faith in the negotiation process. *See* ¶31. Defendant failed to provide the Funds' Directors with all necessary information, and the Directors did not act with sufficient care and conscientiousness in reviewing and approving the management and 12b-1 fees. The fee-setting process undertaken by the Boards lacked the requisite integrity, care

and good faith and was, therefore, defective. It is this defective process that has produced the excessive fees paid to HIFSCO in violation of ICA § 36(b).

91. Fund directors have a fiduciary duty to mutual funds and to their shareholders (who individually have no power to negotiate such fees for the funds) to negotiate fees that are both beneficial to the mutual funds and are comparable to fees that would be negotiated at arm's length.

92. Each Hartford Board, in this case the identical nine people for all 88+ funds, has a separate and distinct fiduciary duty to each Hartford Fund to enter into serious and substantive negotiations with respect to all fees charged by Hartford Management, including HIFSCO. *See* Am. Bar. Ass'n, *Fund Director's Guidebook* (2d ed. 2003), at 10 ("Although there are areas of common interest among the funds, the directors must exercise their specific board responsibilities on a fund-by-fund basis."). Correspondingly, Hartford Management, including HIFSCO, has a reciprocal fiduciary duty to each mutual fund under its management, including each Hartford Fund, to assure that the fees it charges for services rendered are reasonably related to the services provided and correspond with fees that would be charged in an arm's length negotiation.

1. Investment Management Agreements

93. Congress has fortified fund directors' oversight responsibilities by adopting § 15(c) of the ICA, requiring directors to be adequately informed of the terms of any investment management contracts.

94. ICA § 15(c) requires investment advisers to furnish documents and other information so that fund directors can make informed and independent decisions when

evaluating investment advisory contracts. *See* 15 U.S.C. § 80a-15(c). This section also gives directors the authority to demand such information from advisers. *Id.*

95. The Hartford Disclosure Materials indicate that the Boards of Directors for HMF and HMFII are composed of the identical nine people, who meet and make decisions for all of the Hartford Funds. This same group of directors oversees and makes decisions for all approximately 88 funds in the Hartford Funds Complex. No public information is disclosed on the length of the meetings of these Boards of Directors other than the fact that they took place over two consecutive days. The issues that would need to be covered in these board meetings include the numerous corporate governance, portfolio management, portfolio pricing, audit and accounting issues that a mutual fund board must review annually under applicable statutes, rules and regulations in overseeing or governing a particular mutual fund, and would also include the annual renewals of the Investment Management Agreements and the Rule 12b-1 Distribution Fee Agreements.

96. The Hartford Directors are well compensated for their services with a fee that consists of an annual retainer component and a meeting fee component as well as retirement benefits. *See* ¶47. As a result of the compensation they receive, Board membership in the Hartford Funds Complex is a lucrative part-time job for the Fund Directors. Further, the Directors' continuation in the role of an Independent Director from year to year is at least partially dependent on the continued good will and support of Defendant HIFSCO.

97. The independent or "non-interested" directors are supposed to be "watchdogs" for the Funds' shareholders. However, since the same directors are charged with the oversight of all of the mutual funds (including over 88 funds) in the Hartford Funds Complex, regardless of the dedication, sophistication, and the individual educational and business qualifications of the

independent members of the Boards of Directors of the Hartford Funds, many of whom are otherwise fully employed in demanding positions of responsibility, the amount of documentation that must be reviewed for each meeting would be daunting if the directors were to look at each fund individually.

98. The Boards do not hold separate meetings for each mutual fund. Instead, upon information and belief, the Boards' practice has been to consider all funds at one time. According to each Fund's Annual Report, the information related to the Boards' discussion of the *Gartenberg* Factors is copied substantially verbatim for each Fund, and provides little, if any, supporting facts to conclude that the Boards undertook a thorough discussion of the relevant information for all 88+ funds within the Hartford Funds Complex during their two-day meeting.

99. By analyzing the Funds on an aggregated basis, the Boards likely overlook Defendant's higher profitability attributable to larger funds and prevents the Boards from carefully reviewing the fairness of investment management fees for individual funds.

100. Furthermore, even if statutorily "non-interested," the Directors are in all practical respects dominated and unduly influenced by Defendant in reviewing the fees paid by the Funds and their shareholders. In particular, upon information and belief, Defendant does not provide the directors with sufficient information to fulfill their obligations, a factor demonstrating that the fee-setting process lacked good faith and integrity, in violation of ICA § 36(b).

101. Truly independent boards of directors acting conscientiously would not have tolerated the investment management fees charged by Defendant HIFSCO, (which performed minimal, if any, advisory services), if they had obtained adequate information regarding, among other things: (1) the sub-advisory fees Defendant paid for the Hartford Funds and the services

received by the Funds from Defendant for the additional "premium" charged on top of the sub-advisory fees; (2) the management fees charged and services provided by competitors with similar fund structures; the management fees charged and services provided to pension funds and other institutional clients of Defendant or its affiliates; (3) the economies of scale enjoyed by Defendant; and (4) the profitability of the Funds to Defendant (and how to evaluate the profitability data in light of economies of scale).

102. In fact, Hartford has been the subject of SEC Cease and Desist proceedings regarding HIFSCO's Financial Arrangements with Broker-Dealers for Shelf Space and HIFSCO's failure to disclose the uses of Fund assets to the Board, resulting in a financial settlement. *See* November 8, 2006 Order, attached as Ex. 16. Under the November 8, 2006 SEC Order setting forth the terms of the settlement reached with HIFSCO and two other HIG subsidiaries, resolving the SEC's Division of Enforcement's investigation of HIG's variable annuity and mutual fund operations related to directed brokerage and revenue sharing, HIFSCO (along with the other two HIG subsidiaries) was ordered to pay $55 million to settle charges of misrepresenting and failing to disclose to HMF and HMFII fund shareholders that fund assets were improperly used, in the form of directed brokerage commissions, to satisfy financial obligations to certain broker-dealers for the marketing and distribution of funds. *Id.* In light of the SEC Cease-and-Desist Order, the Boards should have been especially diligent in reviewing and approving any HIFSCO fee agreements.

103. On information and belief, the Fund Directors rarely, if ever, questioned the adequacy or completeness of any information or recommendations provided by Defendant, including, for example, misleading representations by HIFSCO that it is difficult to anticipate whether and to what extent that economies of scale may be realized by HIFSCO as fund assets

grow over time. The evidence needed to establish the truth of these allegations is believed to be exclusively in the control of Defendant and is not in Plaintiffs' possession at this time.

104. The foregoing assures that the HMF and HMFII Directors do not understand Defendant HIFSCO's true cost structure and, in particular, the economies of scale HIFSCO enjoyed in providing investment management services to the Funds. Indeed, the Boards of the HMF and HMFII knew that most, it not all, of the investment management services to the Funds were being provided by the Funds' sub-adviser and not by Defendant HIFSCO, and that HIFSCO had previously been cited by the SEC for misappropriating fund assets through improper fees. Accordingly, the HMF and HMFII Boards violated their fiduciary responsibilities when they approved the payment of HIFSCO's excessive investment management fees.

2. 12b-1 Distribution Plans

105. In addition to their annual review of the Investment Management Agreements, the Directors must also review the 12b-1 Plans on an annual basis. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

106. The Hartford Funds' 12b-1 Distribution Plans have not been adopted in accordance with these requirements. In particular, the Boards could not have found that the Distribution Plans in general, or the 12b-1 fees in particular, benefit the Funds or their shareholders by generating savings from economies of scale in excess of the cost of the plan. In

fact, despite yearly increases in total assets held by the Funds, both the management fee and total 12b-l fees received by Defendant increased as assets grew, thus depriving the Funds of the benefit of these economies of scale.

107. A recent report written by Dr. Lori Walsh, a financial economist at the SEC, studied "whether shareholders do, in fact, reap the benefits of 12b-1 plans" and concluded that shareholders, as distinguished from the fund advisers, do not benefit from 12b-1 fees:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee. In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset . . . In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. ... Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

Lori Walsh, *The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns* (2004), at 4, 18.

108. Despite the fact that Plaintiffs and the other shareholders of the Hartford Funds have enjoyed no benefits from the Distribution Plans, and despite the fact that the Distribution Plans have allowed Defendant to extract additional unreasonable and excessive compensation from Plaintiffs and the other shareholders of the Funds, the Hartford Funds' Directors nevertheless have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and ICA §§ 12 thereby establishing a violation of § 36(b).

109. A truly independent board would not have tolerated the 12b-1 fees charged by Defendant if it had obtained adequate information regarding the Distribution Plans and the benefit (or lack thereof) to the shareholders of the Plans (such as whether the Distribution Plans should have been implemented and whether they should have been continued).

110. Based on the foregoing, the Hartford Funds Boards did not (and, indeed, were unable to) act conscientiously and fulfill their fiduciary duty when they approved fees. In contravention of its duty to provide to the Boards all information necessary to evaluate terms of the Hartford Funds Investment Management Agreements and Distribution Plans, HIFSCO did not furnish such necessary information to the Boards for purposes of its review of the Funds' investment management agreements and 12b-1 Distribution Plans. *See* 15 U.S.C. § 80a-15(c); 17 C.F.R. § 270.12b-1(d). Thus, the Boards were unable to conduct informed arm's-length negotiations when approving the fees charged to the Funds.

111. Alternatively, if HIFSCO did provide the Boards with the necessary information to review the Funds' Investment Management Agreements and 12b-1 Distribution Plans, then the Boards acted unconscientiously by continuing to approve the excessive management and 12b-1 fees.

112. The Supreme Court has instructed that where, as here, "the board's process was deficient [and/] or the adviser withheld important information, the court must take a more rigorous look at the outcome." *Jones*, 120 S. Ct. at 1430. As described herein, the deficient fee-setting process resulted in fees that constitute a § 36(b) breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation.

C. COMPARATIVE FEE STRUCTURES CHARGED TO NON-MUTUAL FUND CUSTOMERS AND OTHER MUTUAL FUND COMPLEXES FOR SIMILAR INVESTMENT MANAGEMENT SERVICES DEMONSTRATE THAT HIFSCO HAS CHARGED THE FUNDS EXCESSIVE FEES THAT BREACHED HIFSCO'S FIDUCIARY DUTY

113. An analysis of: (1) the fees paid by Defendant's sub-advisors, (2) investment management fees charged by Defendant's competitors to mutual funds comparable to the Hartford Funds, and (3) the management fees charged by Hartford to third-party institutional clients, including non-mutual fund customers, demonstrates that HIFSCO has charged the Hartford Funds excessive investment management and distribution fees that violate HIFSCO's fiduciary duty with respect to the receipt of compensation. The following relevant comparative fee structures establish that HIFSCO is charging advisory fees to the Funds that are disproportionate to the value of the services rendered.

1. Fee Structure of Defendant's Sub-Advisors

114. Defendant HIFSCO hired sub-advisors for all of the Hartford Funds that assumed the obligation of providing essentially all of the substantive investment advisory services to their designated funds. As each sub-advisor is a for-profit investment management company that negotiated its fee with Defendant, the fees they charge provide a guidepost of the cost of the investment advisory services provided to the Hartford Funds, presumably including a comfortable profit margin. Compared to the fees charged by the sub-advisors who actually perform the substantive advisory services to the Hartford Funds, the additional fees charged by Defendant for the little, if any, services to the Hartford Funds are unfair and excessive.

115. While Plaintiffs do not challenge the fees paid to the sub-advisers of the Hartford Funds, those rates do provide a measure of how much the investment advisory services cost (and the economies of scale realized by the advisors). Indeed, the fees charged by each

Funds' sub-adviser is indicative of the fee the Funds should pay for the investment management services. *See* ¶154. Defendant charges far more than the sub-advisors it hires for the Funds (*i.e.*, Wellington and HIMCO) even though the sub-advisors assume the obligations of HIFSCO to provide investment advisory services to their designated funds.

116. Since Defendant HIFSCO's investment management fees charged to the Plaintiffs, and the other shareholders of the Hartford Funds, and collected by HIFSCO were far in excess of the sub-adviser fee amount, Defendant HIFSCO's fees were necessarily so disproportionately large that they bore no reasonable relationship to services rendered and could not have been the product of arm's-length bargaining.

2. Fees Charged to Other Mutual Fund Complexes For Similar Investment Management Services

117. Other investment advisers who offer services to funds similar to the Hartford Funds charge substantially less than Defendant. On information and belief, the services provided by these other advisers are the same or substantially similar management services that Defendant HIFSCO provides to shareholders of the Hartford Funds. Indeed, the fee structure imposed by HIFSCO on the Hartford Funds far exceeded the fees that would be paid as a result of arm's-length bargaining.

118. For example, Wellington, the sub-adviser to the Hartford Global Health Fund, the Hartford Growth Opportunities Fund and the Hartford Advisers Fund, has also been engaged by Vanguard to provide investment advisory services to a number of the Vanguard mutual funds. While Vanguard provides services to the Vanguard funds at cost, the investment management services for its actively managed funds are provided by external managers, such as Wellington, who subcontract with Vanguard for a negotiated fee and earn a reasonable profit for its services.

119. Among others, Wellington provides management services to the Vanguard Health Care Fund, which is classified as a health fund; to the Vanguard Wellington Fund, which is classified as a moderate allocation fund; and to the Vanguard Morgan Growth, which is classified as a large cap growth fund. Shareholders of these Vanguard Funds pay significantly lower investment management fees than the Hartford Global Health Fund, the Hartford Advisers Fund, and the Hartford Growth Opportunities Fund, which are classified as health, moderate allocation and large cap growth funds, respectively. The following table contains a side-by-side comparison of the management fee schedules for the Hartford Funds, including the fees that Wellington charges for providing substantially similar advisory services to the Hartford Funds, with the fee schedules charged to comparable Vanguard funds:

Hartford Fund	HIFSCO Fee Schedule (annual rate based on average daily net assets)	Wellington Fee for Providing Sub-Advisory Services to the Hartford Funds	Vanguard Fund (comparable investment classification)	Most Recent Fee Schedule for Vanguard Funds (based on average daily net assets)
Hartford Global Health Fund (Health)	First $500 million – 0.9000% Next $500 million – 0.8500% Next $4 billion – 0.8000% Next $5 billion – 0.7975% Amt. over $10B – 0.7950%	First $100 million – 0.4500% Next $400 million – 0.3500% Amt. over $500M – 0.3000%	Vanguard Health Care Fund (Health)	For the six months ended July 31, 2010, investment advisory fee represented: Annual rate of **0.15%** of the fund's average net assets
Hartford Advisers Fund (Moderate Allocation)	First $500 million – 0.6900% Next $500 million – 0.6250% Next $4 billion – 0.5750% Next $5 billion – 0.5725% Amt. over $10B – 0.5700%	First $50 million – 0.2200% Next $100 million – 0.1800% Next $350 million – 0.1500% Amt. over $500M – 0.1250%	Vanguard Wellington Fund (Moderate Allocation)	For the year ended November 30 2010, the investment advisory fee represented: Annual rate of **0.07%** of the fund's average net assets
Hartford Growth Opportunities Fund (Large Cap Growth)	First $100 million – 0.9000% Next $150 million – 0.8000% Next $4.75 billion 0.7000% Next $5 billion – 0.6975% Amt. over $10B – 0.6950%	All Assets – 0.2700%	Vanguard Morgan Growth Fund (Large Cap Growth)	For the year ended September 30, 2010, the investment advisory fee represented: Annual rate of **0.16%** of the fund's average net assets

120. Had the Vanguard investment management fee schedules been applicable to the Hartford Global Health Fund, the Hartford Advisers Fund and the Hartford Growth Opportunities Fund, those Funds would have saved millions of dollars in 2009 alone. For example, the first breakpoint that HIFSCO charges to the Hartford Growth Opportunities Fund does not start until $100 million at 90 basis points, which is almost 5.5 times greater than the

advisory fee schedule for Vanguard's comparable large cap growth funds. *See* ¶69. In the case of the Harford Global Health Fund, the first breakpoint in HIFSCO's fee schedule does not even start until $500 million at 90 basis points, which is 6 times greater than the advisory fee schedule for Vanguard's comparable health fund. *Id.* Similarly, the Harford Advisers Fund's first breakpoint of 69 basis points at $500 million in HIFSCO's fee schedule is almost 10 times greater than the advisory fee schedule for Vanguard's comparable moderate allocation fund. *Id.*

121. The Vanguard fees set forth in the above table (¶119) are appropriate fee comparisons for the fees Defendant HIFSCO *should have been* charging Plaintiffs, and the other shareholders of the Hartford Funds for investment management services. As evidenced by the following table, the services provided by Wellington to the Vanguard Funds are substantially comparable to the services Defendant HIFSCO provides to the Hartford Funds.

Investment Advisor	Funds	Investment Management Services Performed by Investment Advisor
HIFSCO	Hartford Funds	(a) provide investment advice and recommendations to each fund, (b) supervise continuously the investment program of each fund and determine what securities should be bought and sold by each fund, (c) arrange for the purchase and sale of investments for each fund, and (d) provide economic and statistical data and/or other information as HIFSCO shall deem appropriate or as shall be requested by the Board of Directors.
Wellington	Vanguard Funds	(a) manage the investment and reinvestment of the assets of the fund; (b) continuously review, supervise, and administer an investment program for the fund; (c) determine the securities to be purchased or sold for the fund; (d) provide the fund with records concerning Wellington's activities; and (d) render regular reports to the Board of Trustees.

122. Further, HIFSCO's 12b-1 fee structure imposed by HIFSCO on the Hartford Funds far exceeded the fees that would be paid as a result of arm's-length bargaining. For example, the comparable Vanguard funds discussed above do not charge any 12b-1 fees:

Hartford Fund	12b-1 Fee Class A	12b-1 Fee Class B	12b-1 Fee Class C	12b-1 Fee Class Y	Vanguard Fund (comparable investment classification)	12b-1 Fee Investor Share Class
Hartford Global Health Fund (Health)	0.25 %	1.00 %	1.00 %	None	Vanguard Health Care Fund (Health)	None
Hartford Advisers Fund (Moderate Allocation)	0.25 %	1.00 %	1.00 %	None	Vanguard Wellington Fund (Moderate Allocation)	None
Hartford Growth Opportunities Fund (Large Cap Growth)	0.25 %	1.00 %	1.00 %	None	Vanguard Morgan Growth Fund (Large Cap Growth)	None

3. Fees Charged By Hartford to Institutional Clients for Similar Investment Management Services

123. Defendant and/or its affiliated entities also provide investment management services to third-party institutional, or separately managed, accounts.

124. In *Jones*, the Supreme Court indicated that a court, in assessing an investment adviser's fiduciary duty, should give comparisons between management fees charged to an adviser's mutual funds and management fees charged to its independent clients "the weight that they merit in light of the similarities and differences between the services." 130 S. Ct. at 1428.

125. Here, the services that Hartford provides to the institutional accounts are substantially similar, if not identical, to the investment management services Defendant provides to the Funds. Indeed, the Hartford Funds pay separately pursuant to separate agreements for services that are not provided to non-mutual fund clients.[14] As a result, the comparison of the

[14] For example, the Hartford Funds have entered into a separate Fund Accounting Agreement pursuant to which they pay fees to Hartford Life Insurance Co. for accounting services. *See* Ex. 10. Similarly, the Funds pay Hartford Administrative Services Company separately for administrative and transfer agency services. *See* Ex. 7.

investment management fees HIFSCO charges to the Funds to the fees charged by Hartford to the institutional accounts is entitled to considerable weight.

126. Although the investment management services provided to the Funds are virtually identical to services provided to the institutional accounts, and therefore are directly comparable, the fees charged to the Funds are materially higher than the fees charged to the institutional accounts.

127. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. CORP. L. 610, at 627-28 (2001) (the "Freeman & Brown Study"), attached as Ex. 17. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." *Id.* at 629 n.93. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." *Id.* at 671-72.

128. For example, HIMCO, an affiliate of HIFSCO and sub-adviser to two of the Hartford Funds at issue here, provides investment management services to employee benefit plans and/or mutual funds unaffiliated with Hartford, such as the State Board of Administration of Florida, the State of Connecticut, and Montgomery Street Income Securities, Inc.

129. Although the investment management services that HIMCO provides these institutional accounts are the same as the investment management services that HIFSCO provides to the Funds (to whom HIFSCO owes a fiduciary duty), the Funds pay investment management fees that are significantly higher than those paid by the institutional clients, who bargain at arm's-length over fees. For example:

a. For the fiscal year ending December 31, 2009, HIMCO charged Montgomery Street Income Securities, Inc., a closed end mutual fund, a total annual investment management fee of approximately 0.25% of the average net assets managed.

b. HIMCO provides investment management services to a fixed income account for the State of Connecticut. In exchange for these investment management services, the State of Connecticut pays approximately 9 to 11 basis points (.09% to .11%).[15] In fiscal year 2009, HIMCO received a fee of approximately $444,000 for advising an approximately $407 million account. Meanwhile, in 2009, the Hartford Inflation Plus Fund, a fixed income fund, with average assets under management of $1.5 billion, paid approximately $4.5 million for the same investment management services that the State of Connecticut received at a fraction of the price. In exchange for these investment management services provided by HIFSCO, Plaintiffs, and other shareholders, invested in the Hartford Inflation Plus Fund paid approximately 52 basis points.

c. HIMCO also manages an approximately $2 billion fixed income account for the State Board of Administration of Florida. For fiscal years 2007-2008 and 2008-2009, the State Board of Administration of Florida paid 8 basis points and 10 basis points, respectively, to the investment advisers of its fixed income accounts.[16]

130. In 2009, the Hartford Inflation Plus Fund, a fixed income fund, paid investment management fees to HIFSCO that were as much as 5 to 6 times higher in basis points than what

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[15] These figures are derived from reported fiscal year end assets managed by HIMCO and total fees paid to HIMCO by fiscal year.

[16] Although the precise fee charged by HIMCO is not reported, it is unlikely that the fees HIMCO charges would deviate materially from the reported aggregate fee, particularly given that the fee is in line with what HIMCO charges the State of Connecticut.

HIMCO charges institutional clients to provide investment management services to fixed income accounts. *See* ¶69. At the Harford Inflation Plus Fund's current level of assets ($1.5 billion), the difference in investment management fees that HIFSCO charged that Fund, as compared to the investment management fees that HIMCO charges its institutional clients, translates to over $6 million per year.

131. That Defendant and its affiliates charge third parties far lower fees than they are charging the Hartford Funds, to whom they owe a fiduciary duty, for the same services demonstrates that the investment management fees charged constitute a breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation.

D. THE ECONOMIES OF SCALE ENJOYED IN CONNECTION WITH THE INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES WERE NOT PASSED ON TO THE PLAINITFFS AND OTHER SHAREHOLDERS OF THE FUNDS AS REQUIRED BY SECTION 36(b), BUT WERE KEPT BY DEFENDANT HIFSCO IN VIOLATION OF ITS FIDUCIARY DUTY

132. The amount of the compensation received by the adviser should be evaluated in context with the economies of scale realized by a fund. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management.

> [I]nvestment management efforts, the most important (and most expensive) input into portfolio management, do not increase along with portfolio size. A portfolio manager can invest $5 billion nearly as easily as $1 billion and $20 billion nearly as easily as $10 billion. (Size may impair performance, but it imposes little logistical challenge.)

Swensen, *Unconventional Success: A Fundamental Approach to Personal Investment* 238. Therefore, "[a]s scale increases, fees as a percentage of assets ought to decline, allowing both fund manager and fund shareholders to benefit." *Id.* Indeed, break points "reflect the economic reality of the direct relationship between decreasing marginal costs and increasing portfolio size." *Id.* According to another fund industry expert, John C. Bogle, the economies of scale generated in the mutual fund portfolio management and research business are "little short of staggering." John C. Bogle, *The Battle for the Soul of Capitalism* 154 (2005).

133. As an example, if a fund has fifty million dollars ($50,000,000) of assets under management and is charged a fee of 75 basis points (100 basis points = 1%), the fee equals $375,000 per year. A comparable mutual fund with five hundred million dollars ($500,000,000) of assets under management would generate a fee of three million seven hundred and fifty thousand dollars ($3,750,000). Similarly, a mutual fund worth five billion dollars ($5,000,000,000) would generate a fee of thirty-seven million, five hundred thousand dollars ($37,500,000) per year.

134. As assets under management increase, however, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale. In other words, it simply does not cost a fund's adviser ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000) fund. In fact, the investment management services or securities selection process for a ten billion dollar fund and a one billion dollar fund, or even a one million dollar fund, are virtually identical, generating enormous economies of scale. Indeed, at some point, the additional cost to advise each additional dollar in the fund (whether added because of a rise in the value of the securities or additional contributions by current or new shareholders) approaches a number at or close to zero.

135. The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of management services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31, attached as Ex. 18; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9, attached as Ex. 19. The GAO has estimated as much as 64% of mutual fund asset growth has been the result of market appreciation rather than additional purchases of new shares of a fund. *Id.*

136. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s (*see* Wharton School of Finance & Commerce, 87th Cong., *A Study of Mutual Funds* 493 (Comm. Print 1962)) has proven that economies of scale are not being passed along to mutual fund shareholders – in violation of Defendant's duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study at 661, Ex. 17. The Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620.

137. Economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment adviser's entire scope of operations, including services provided to institutional and other clients. *Id.* at 621 n.62 (citing Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW 107 (1993)).

138. As fund portfolios grow, they quickly create economies of scale and eventually the incremental cost of servicing additional assets approaches zero. As the GAO confirms, it is possible for the adviser to service the additional assets with zero additional costs. *See* GAO Report, at 9, Ex. 19 (noting that growth from portfolio appreciation is unaccompanied by costs). The Freeman & Brown Study at 619, n.43, Ex. 17, also noted that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part."

139. Although significant economies of scale exist for each of the Hartford Funds, the associated cost savings largely have been appropriated for the benefit of Defendant rather than being shared with the Funds. The economies-of-scale benefits that have been captured and misappropriated by Defendant can and have generated huge unreasonable and excessive, undeserved profits for HIFSCO in breach of its fiduciary duty to the Funds with respect to such compensation.

140. The management fees received by HIFSCO are paid as a varying percentage of assets under management. The fees vary based on the amount of assets under management, and are reduced as the total amount of assets under management increase. This fee structure, known as "breakpoints," implicitly recognizes the economies of scale and gives the appearance that the Funds share in those benefits.

141. The 12b-1 distribution fees are also paid to HIFSCO based upon a percentage of net assets of each of the Funds. Defendant HIFSCO purportedly collects these fees in order to grow or stabilize the assets of the Hartford Funds so that the Funds can benefit from economies of scale through reductions in other fees, such as management and administrative fees.

142. These benefits can and should have been shared with mutual funds and their shareholders by reducing and/or eliminating the management and distribution fees and other costs charged to the funds by Defendant.

143. In the case of the Hartford Funds, however, HIFSCO has failed to share any meaningful savings with the Funds. While the Investment Management Agreements include advisory fee breakpoints, these breakpoints are meaningless, because as a practical matter, they did not pass on any of the economics of scale to Plaintiffs, and the other shareholders of the Funds. The mere existence of breakpoints does not mean that economies of scale are adequately passed on to shareholders of the Funds. Indeed, the breakpoints are designed by Defendant HIFSCO to benefit itself rather than the Funds. As described below, the initial breakpoints are too high, the breakpoints are spaced too far apart, and the reductions made at breakpoints are far too small, thereby depriving Plaintiffs and the Funds of the benefits of the economies of scale created by the contribution of their capital to the Funds.

144. For instance, the first breakpoint occurs at $500 million for the Hartford Advisers Fund, the Hartford Inflation Plus Fund, the Hartford Global Health Fund, and the Hartford Conservative Allocation Fund, and at $250 million for the Hartford Growth Opportunities Fund. *See* ¶69. Significant economies of scale are created by the Plaintiffs' and the other shareholders' investments in the Funds long before this initial breakpoint, but they are not shared with the Funds. Defendant HIFSCO retains for itself the benefits created by the economies of scale between breakpoints. A flat management fee (in dollars, not percentage) or a breakpoint approaching zero would allow the Funds to capture economies of scale that rightfully belongs to them under Section 36(b), while also allowing Defendant HIFSCO to earn a fair and competitive profit for its services.

145. HIFSCO has also negotiated a breakpoint schedule with Wellington on at least two of its funds (Hartford Advisers Fund and Hartford Global Health Fund) by which Wellington grants fee reductions at several levels prior to $500 million in assets under management. *See* ¶69. On the other hand, the breakpoint schedule that HIFSCO charges to those Funds does not even start until $500 million. *Id.* For example, when HIFSCO negotiated the breakpoint schedule with Wellington, the sub-advisor for the Hartford Advisers Fund, HIFSCO negotiated a schedule under which Wellington granted fee reductions beginning after this Fund reaches $50 million in assets and drops to just 12.5 basis points on any amount over $500 million. *Id.* In contrast, HIFSCO offers Plaintiffs, and the other shareholders of the Hartford Advisers Fund, their first breakpoint only after assets reach $500 million at 69 basis points, and HIFSCO's fee only drops to 57 basis points when there are more than $10 billion in assets under management. *Id.*

146. The cost of Defendant's minimal oversight function should not increase as fund assets increase. As a result, HIFSCO fails to share with the Funds' shareholders the benefits of economies of scale realized from the HMF Wellington Agreement and generally fails to meaningfully share economies of scale with the Fund's shareholders regarding the fees HIFSCO collects from the Funds.

147. Wellington's sub-advisory fees are substantially lower than HIFSCO's advisory fees for the Funds Wellington sub-advises. HIMCO charges a sub-advisory fee "at cost" and which is substantially lower than HIFSCO's advisory fees for the two Funds sub-advised by HIMCO. By subcontracting with Wellington and/or HIMCO to provide sub-advisory and/or investment services at a fraction of HIFSCO's fee, HIFSCO receives fees that are disproportionate to the services it renders. HIFSCO's receipt of these fees is particularly

egregious given that the cost of the "oversight" function it performs for the Funds should not increase as Fund assets increase, resulting in enormous economies-of-scale benefits that HIFSCO retains for itself but that should be shared with the Funds and their shareholders.

148. As assets under management have grown, the management and distribution fees paid to HIFSCO have grown dramatically, despite the economies of scale realized by Defendant. Defendant has not shared with the Plaintiffs, and other shareholders of the Funds, the economies of scale it has gained from that growth.

149. Given that the investment management and distribution fees paid to HIFSCO are unfair, unreasonable, and excessive, especially when compared to the rates charged by the sub-advisers, by competitors or to institutional clients, the excess profits resulting from these economies of scale belong to the Plaintiffs and the other shareholders of the Funds. Nevertheless, the economies of scale enjoyed by Defendant HIFSCO with respect to the Hartford Funds have not been adequately shared with the Funds, as required by § 36(b) and Rule 12b-1, in breach of HIFSCO's § 36(b) fiduciary duty to the Funds with respect to such compensation.

E. THE COSTS AND PROFITABILITY OF PROVIDING INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES DID NOT JUSTIFY HIFSCO'S EXCESSIVE FEE

150. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its advisor be equivalent to 'the product of arm's-length bargaining.'" *See* Freeman & Brown Study, at 661, Ex. 17. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services.

151. Following discovery, Defendant's true profitability can be determined on either an incremental basis or a full-cost basis. Defendant's incremental costs of providing management services to Plaintiffs are believed to be nominal while the additional fees received

by Defendant are unreasonable and hugely excessive given that the nature, quality, and level of the services remain the same in breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation. On information and belief, a review of Defendant's full costs of providing management services will also demonstrate the enormous profitability to Defendant of managing the Hartford Funds.

152. The table in Paragraph 69 shows the investment management fee schedule that HIFSCO charges to each of the Funds as compared to the fee schedule that HIFSCO pays its sub-advisers to whom HIFSCO delegates the core of the investment management duties.

153. While fees of less than 1% may seem inconsequential, these percentages translate into substantial fees when applied to Fund assets in the hundreds of millions, or even billions, of dollars.

154. HIFSCO has collected investment management fees of over $250 thousand per year for its smallest funds (while paying the sub-adviser only $39 thousand per year) to nearly $11 million per year for the largest funds (while paying the sub-adviser only $5 million). *See* the following table.

2009 HARTFORD FUNDS HIFSCO FEES RETAINED AFTER PAYMENT TO SUB-ADVISERS WELLINGTON & HIMCO PURSUANT TO THE SAI

Fund	Investment Services/Sub-Advisory Agreement	Net Paid HIFSCO	Net Paid Sub-Advisor	Difference	Percent Retained by HIFSCO
Hartford Advisers Fund	Wellington	$3,821,451	$1,107,515	$2,713,936	71.02%
Hartford Growth Opportunities Fund	Wellington	$10,981,675	$4,967,104	$6,014,571	54.77%
Hartford Inflation Plus Fund	HIMCO	$4,540,815	$1,781,061	$2,759,754	60.78%
Hartford Conservative Allocation Fund	HIMCO	$259,330	$39,669	$219,661	84.70%
Hartford Global Health Fund	Wellington	$3,870,087	$1,684,268	$2,185,819	56.48%
Totals		**$23,473,358**	**$9,579,617**	**$13,893,741**	

155. "[F]und managers ... routinely add a hefty 'premium' or 'monitoring fee' to the sub-advisers' charge. True, the sub-adviser may charge only 30 bps for its investment advice, but the manager will typically pad the bill, adding an additional twenty to thirty basis points 'premium' before passing along the advisory charge to fund shareholders." Freeman, Brown & Pomerantz Study, at 117-118, Ex. 12. Indeed, "overall fee levels for sub-advised funds are substantially higher than for funds managed in-house." *Id.* at 118. As demonstrated above, HIFSCO is no different, padding the bill by approximately $14 million dollars in fiscal year 2009 alone, for providing few, if any, additional services to the Hartford Funds.

156. Despite delegating all or substantially all of its investment management duties to sub-advisers and performing little, if any additional work, HIFSCO retains between 55% and 85% of these investment management fees, resulting in exorbitant profits. *See* ¶154.

157. Put another way, the true cost of investment management services should represent 15% to 45% of HIFSCO's fee to the Hartford Funds, which correlates to the fees charged by Wellington and/or HIMCO. In fact, as an external, for-profit sub-adviser, the fees charged by Wellington to HIFSCO include Wellington's costs plus a reasonable profit.

158. Indeed, the Hartford Funds' disclosures characterize the HIMCO fees charged as "at cost." *See* ¶69. Assuming *arguendo* that HIMCO's sub-advisory services truly are provided "at cost" and do not include any markup or built-in profit, HIMCO's cost to provide advisory services to the Hartford Inflation Plus Fund and the Hartford Conservative Allocation Fund in 2009 were at most approximately 12 basis points, and 1.8 basis points, respectively. For performing little, if any, additional services to the funds, HIFSCO nevertheless charged the Hartford Inflation Plus Fund a fee that is nearly 2.5 times, and in the case of the Hartford Conservative Allocation Fund a fee that is almost 6.5 times, HIMCO's costs.

159. This subcontracting arrangement led to fees that were disproportionate to services actually rendered and to enormous profits to HIFSCO for little or no work.

160. These markups could not be the product of negotiations conducted at arm's length and therefore constitute a breach of HIFSCO's fiduciary duty to the Funds with respect to the receipt of such compensation.

161. HIFSCO has also collected 12b-1 distribution fees of over $17,000,000 for the Funds. *See* the following table.

2009 HARTFORD FUNDS 12B-1 DISTRIBUTION FEES PURSUANT TO THE SAI

Fund	Class A	Class B	Class C	Class L
Hartford Advisers Fund	$1,369,789	$825,322	$949,576	
Hartford Growth Opportunities Fund	$2,265,142	$346,912	$1,747,200	$915,572
Hartford Inflation Plus Fund	$1,115,490	$859,514	$3,270,532	
Hartford Conservative Allocation Fund	$287,954	$212,525	$395,814	
Hartford Global Health Fund	$641,795	$364,786	$805,850	
Hartford Money Market Fund	$383,511	$228,059	$439,974	
Totals	**$6,063,681**	**$2,837,118**	**$7,608,946**	**$915,572**

162. The cost of providing distribution and marketing services does not justify charging such an excessive fee, especially since Class B shares have been closed to new investments and the fees are not tied to any distribution activities.

163. The 12b-1 fees were therefore disproportionate to the services actually rendered resulting in huge profits for HIFSCO.

164. The 12b-1 fees could not be the product of negotiations conducted at arm's length, especially given that institutional investors, investors with greater negotiating authority, refuse to pay 12b-1 fees, and therefore constitute a breach of HIFSCO's fiduciary duty to the Funds with receipt of such compensation.

COUNT I

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERIVATIVELY ON BEHALF OF THE HARTFORD ADVISERS FUND, THE HARTFORD GLOBAL HEALTH FUND, THE HARTFORD GROWTH OPPORTUNITIES FUND, THE HARTFORD INFLATION PLUS FUND AND THE HARTFORD CONSERVATIVE ALLOCATION FUND ("COUNT I FUNDS")

(Investment Management Fees)

165. The Plaintiffs repeat and reallege each and every allegation contained prior to Count I as if fully set forth herein.

166. The Defendant had a fiduciary duty to the Count I Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to such Defendant.

167. The fees charged by Defendant for providing investment management and/or advisory services to the Count I Funds breach HIFSCO's fiduciary duty to the Count I Funds with respect to such compensation.

168. This Count is brought by Plaintiffs derivatively on behalf of the Count I Funds against Defendant HIFSCO for breach of its fiduciary duties with respect to the receipt of compensation as defined by § 36(b).

169. The fees received by Defendant breach HIFSCO's fiduciary duty to the Count I Funds with respect to such compensation. By reason of the conduct described above, Defendant violated § 36(b) of the ICA.

170. As a direct, proximate and foreseeable result of Defendant's breaches of fiduciary duties in its role as investment adviser to the Count I Funds and their investors, the Count I Funds and their shareholders have sustained many millions of dollars in damages.

171. In charging and receiving inappropriate and unlawful compensation, and in failing to put the interests of the Plaintiffs, and other shareholders of the Count I Funds ahead of its own interests, Defendant has breached and continues to breach its statutory fiduciary duty to Plaintiffs in violation of § 36(b).

172. The Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" the Count I Funds and earnings that would have accrued to Plaintiffs had that compensation not been paid.

173. Alternatively, the Plaintiffs seek rescission of the contracts and restitution of all fees paid pursuant thereto. *See* 15 U.S.C. § 80a-46(a-b) of the ICA. When a violation of the ICA has occurred, a court may order that the Investment Management Agreements between Defendant and the Count I Funds on behalf of the Count I Funds be rescinded, thereby requiring restitution of all investment management fees paid to it by the Count I Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

COUNT II

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERIVATIVELY ON BEHALF OF THE HARTFORD FUNDS

(Unreasonable and Excessive Rule 12b-1 Distribution Fees and Extraction of Additional Compensation for Investment Management Services)

174. The Plaintiffs repeats and reallege each and every allegation contained prior to Count II as if fully set forth herein.

175. The 12b-1 fees charged and received by Defendant HIFSCO were designed to, and did, extract additional compensation for Defendant's management services in violation of Defendant's fiduciary duty under ICA § 36(b). Even to the extent that the 12b-1 fees (as opposed to market forces, continued participant contributions or appreciation) contributed to the growth in assets of the Hartford Funds, the resulting economies of scale benefited only Defendant, and not the Hartford Funds or their shareholders, such as the Plaintiffs.

176. In failing to pass along economics-of-scale benefits from the 12b-1 fees, and in continuing to assess 12b-1 fees pursuant to the HMF Distribution Plan and the HMFII Distribution Plan despite the fact that no benefits inured to the Hartford Funds or their shareholders, Defendant HIFSCO has violated, and continues to violate, the ICA and has breached and continues to breach its statutory fiduciary duty to Plaintiffs and the Funds in violation of § 36(b), both as a result of a negotiation process that lacked good faith and integrity and/or with respect to the substantive amounts of the fees.

177. Plaintiffs seek, pursuant to ICA § 36(b)(3), the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, the "amount of compensation or payments received from" the Hartford Funds as well as earnings that would have accrued to Plaintiffs had that compensation not been paid.

178. Alternatively, the Plaintiffs seeks rescission of the Rule 12b-1 Distribution Plans and restitution of all fees paid pursuant thereto. *See* 15 U.S.C. § 80a-46(a-b) of the ICA. When a violation of the ICA has occurred, a court may order that the contracts between the Defendant and the Hartford Funds on behalf of the Hartford Funds be rescinded, thereby requiring restitution of all 12b-1 fees paid to it by the Hartford Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs,

disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

WHEREFORE, Plaintiffs demand judgment as follows:

(1) An order declaring that Defendant has violated and continues to violate ICA §§ 12, 36(b) and Rule 12b-1 through the receipt of fees from the Hartford Funds that breach Defendant's fiduciary duty with respect to the receipt of compensation.

(2) An order preliminarily and permanently enjoining Defendant from further violations of the Investment Company Act.

(3) An order awarding compensatory damages on behalf of the Hartford Funds against Defendant, including repayment of all unlawful and/or excessive fees paid to it by the Hartford Funds or their security holders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable.

(4) An order rescinding the HMF HIFSCO Agreement and the HMFII HIFSCO Agreement between Defendant and the Count I Funds; and rescinding the Rule 12b-1 Distribution Plans between the Defendant and the Hartford Funds, pursuant to 15 U.S.C. § 80a-46(b), including restitution of all investment management fees paid to Defendant by the Count I Funds and the 12b-1 fees paid to it by the Hartford Funds from a period commencing one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law.

(5) The Plaintiffs respectfully request a trial by jury for all issues above so triable.

(6) Such other and further relief as may be just and proper under the circumstances.

Dated: February 25, 2011

Respectfully submitted,

LEVY PHILLIPS & KONIGSBERG, LLP

By: s/ Danielle Disporto

Danielle Disporto
Moshe Maimon
800 Third Ave.
New York, NY 10022
(212) 605-6200

SZAFERMAN, LAKIND, BLUMSTEIN, & BLADER, P.C.

Arnold C. Lakind
Robert L. Lakind
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
(609) 275-4511

Attorneys for Plaintiffs

TABLE I


HARTFORD FINANCIAL SERVICES GROUP, INC.
HIG
HARTFORD FUNDS COMPLEX
(including 5 investment management companies containing 88+ funds)
BOARDS OF DIRECTORS
SAME 9 PEOPLE
FOR ALL 88+ FUNDS
(contained in 5 investment
management companies)
DEFENDANT HIFSCO
(wholly owned subsidiary of HIG)
INVESTMENT ADVISER/MANAGER FOR ALL FUNDS
AT ISSUE IN THIS COMPLAINT
• provides management and distribution services
• collects management fees & 12b-1 fees
HARTFORD MUTUAL
FUNDS, INC.
HMF
Advisers Fund
Global Health Fund
Inflation Plus Fund
Conservative Allocation Fund
Money Market Fund
HARTFORD MUTUAL
FUNDS II, INC.
HMFII
Growth Opportunities Fund
HARTFORD HLS SERIES FUND II, INC.
HARTFORD SERIES FUND, INC.
HARTFORD INCOME SHARES FUND, INC.
(Hartford investment management companies with funds that are
not at issue in this complaint)

TABLE II

HMF

open-end management investment company registered under the ICA

ADVISERS FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

GLOBAL HEALTH FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

INFLATION PLUS FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

CONSERVATIVE ALLOCATION FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

MONEY MARKET FUND

Adviser: **HIFSCO**
Fees: **Advisory** (not challenged in Complaint)
12b-1
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

HMFII

open-end management investment company registered under the ICA

GROWTH OPPORTUNITIES FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-Adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

JS 44 (Rev. 12/07, NJ 5/08)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

JENNIFER L. KASILAG

(b) County of Residence of First Listed Plaintiff SUSSEX

(c) Attorney's (Firm Name, Address, Telephone Number and Email Address)

Levy Phillips & Konigsberg, LLP
800 Third Avenue
New York, NY 10022
212.605.6200

DEFENDANTS

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

County of Residence of First Listed Defendant

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity):
15 U.S.C. Section 80a-35(b)

Brief description of cause:
Breach of fiduciary duties with respect to investment advisory and 12b-1 distribution mutual fund fees

VII. REQUESTED IN COMPLAINT:

☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: ☑ Yes ☐ No

VIII. RELATED CASE(S)

(See instructions): JUDGE DOCKET NUMBER

Explanation:

DATE
02/25/2011

SIGNATURE OF ATTORNEY OF RECORD
Danielle Disporto

AO 440 (Rev. 12/09) Summons in a Civil Action

UNITED STATES DISTRICT COURT

for the

District of New Jersey

JENNIFER L. KASILAG, et al.,	)	
Plaintiff	)	
v.	)	Civil Action No.
HARTFORD INVESTMENT FINANCIAL SERVICES, LLC	)	
Defendant	)	

SUMMONS IN A CIVIL ACTION

To: *(Defendant's name and address)* Hartford Investment Financial Services, LLC
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

A lawsuit has been filed against you.

Within 21 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff or plaintiff's attorney, whose name and address are:

Danielle Disporto
Levy Phillips & Konigsberg, LLP
800 Third Avenue
New York, NY 10022

If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

CLERK OF COURT

Date: ____________________

____
Signature of Clerk or Deputy Clerk

AO 440 (Rev. 12/09) Summons in a Civil Action (Page 2)

Civil Action No.

PROOF OF SERVICE

(This section should not be filed with the court unless required by Fed. R. Civ. P. 4 (l))

This summons for *(name of individual and title, if any)* ______________________
was received by me on *(date)* ______________ .

☐ I personally served the summons on the individual at *(place)* ______________________
______________________ on *(date)* ______________ ; or

☐ I left the summons at the individual's residence or usual place of abode with *(name)* ______________
______________________ , a person of suitable age and discretion who resides there,
on *(date)* ______________ , and mailed a copy to the individual's last known address; or

☐ I served the summons on *(name of individual)* ______________________ , who is
designated by law to accept service of process on behalf of *(name of organization)* ______________
______________________ on *(date)* ______________ ; or

☐ I returned the summons unexecuted because ______________________ ; or

☐ Other *(specify)*:

.

My fees are $ __________ for travel and $ __________ for services, for a total of $ 0.00 .

I declare under penalty of perjury that this information is true.

Date: ______________

____
Server's signature

____
Printed name and title

____
Server's address

Additional information regarding attempted service, etc:

EXHIBIT 1

EXHIBIT 5.2

INVESTMENT MANAGEMENT AGREEMENT WITH
HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

<PAGE>

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services Company, a Delaware corporation ("HIFSCO") and ITT Hartford Mutual Funds, Inc., a Maryland corporation (the "Company") whereby HIFSCO will act as investment manager to each series of the Company as listed on Attachment A (each a "Portfolio" and together the "Portfolios") and any future series as agreed to between HIFSCO and the Company.

WHEREAS, the Company and HIFSCO wish to enter into an agreement setting forth the services to be performed by HIFSCO for each Portfolio of the Company and the terms and conditions under which such services will be performed.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. GENERAL PROVISION.

The Company hereby employs HIFSCO and HIFSCO hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. HIFSCO shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall, at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the Investment Company Act of 1940 (the "Investment Company Act") and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the Investment Company Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of HIFSCO shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities which are either not registered for public sale or not being traded on any securities market.

2. INVESTMENT MANAGEMENT SERVICES

(a) HIFSCO shall, subject to the direction and control by the Company's Board of Directors, (i) regularly provide investment advice and recommendations to each

<PAGE>

Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of paragraph 5 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) HIFSCO shall provide such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as HIFSCO shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. ADMINISTRATIVE SERVICES.

In addition to the performance of investment advisory services HIFSCO shall perform the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be HIFSCO's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

4. SUB-ADVISERS AND SUB-CONTRACTORS.

HIFSCO, upon approval of the Board of Directors and shareholders where appropriate, may engage one or more investment advisers which are either registered as such or specifically exempt from registration under the Investment Advisers Act of 1940, to act as sub-advisers to provide, with respect to existing and future Portfolios of the Company, some or all of the services set forth in Sections 2 and 5 of this Agreement. In addition, HIFSCO may subcontract for any of the administrative services listed in Section 3.

5. BROKERAGE TRANSACTIONS.

2

<PAGE>

When placing orders for the purchase or sale of a Portfolio's securities, HIFSCO or any subadviser approved in accordance with Section 4 of this Agreement, shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions which the Board of Directors may issue from time to time, HIFSCO or the subadviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if HIFSCO or the subadviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or HIFSCO's or the subadviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. HIFSCO or the subadviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. EXPENSES.

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premium for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian and transfer agent fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of HIFSCO or of any entity controlling, controlled by or under common control with HIFSCO, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. COMPENSATION OF HIFSCO.

As compensation for the services rendered by HIFSCO, each Portfolio shall pay to HIFSCO as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Portfolio:

MONEY MARKET FUND.

Net Asset Value	Annual Rate

3

<PAGE>

Net Asset Value	Annual Rate
First $500,000,000	0.50%
Next $500,000,000	0.45%
Amount Over $1 Billion	0.40%

THE BOND INCOME STRATEGY FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.65%
Next $500,000,000	0.55%

Amount Over $1 Billion	0.50%

SMALL COMPANY FUND AND INTERNATIONAL OPPORTUNITIES FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.85%
Next $500,000,000	0.75%
Amount Over $1 Billion	0.70%

CAPITAL APPRECIATION FUND AND STOCK FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.80%
Next $500,000,000	0.70%
Amount Over $1 Billion	0.65%

DIVIDEND AND GROWTH FUND AND ADVISERS FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.75%
Next $500,000,000	0.65%
Amount Over $1 Billion	0.60%

HIFSCO, or an affiliate of HIFSCO, may agree to subsidize any of the Portfolios to any level that HIFSCO, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time.

If it is necessary to calculate the fee for a period of time which is less than a month, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

<PAGE>

8. LIABILITY OF HIFSCO.

HIFSCO shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as HIFSCO shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect HIFSCO against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. DURATION OF AGREEMENT.

(a) This Agreement shall be effective on March 3, 1997 and shall continue in effect through July 22, 1998. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to HIFSCO; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by HIFSCO on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

<PAGE>

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. OTHER ACTIVITIES.

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of HIFSCO to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of HIFSCO to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. ADDITIONAL SERIES.

The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

12. INVALID PROVISIONS.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. GOVERNING LAW.

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

6

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 3rd day of March, 1997.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

/s/ Joseph H. Gareau

By: Joseph H. Gareau
Title: Executive Vice President

ITT HARTFORD MUTUAL FUNDS, INC.
on behalf of:

ITT Hartford Small Company Fund
ITT Hartford Capital Appreciation Fund
ITT Hartford International Opportunities Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

/s/ Andrew W. Kohnke

By: Andrew W. Kohnke
Title: Vice President

7

<PAGE>

ATTACHMENT A

The following series of the ITT Hartford Mutual Funds, Inc. are made a part of this agreement:

ITT Hartford Small Company Fund
ITT Hartford Capital Appreciation Fund
ITT Hartford International Opportunities Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

Dated: March 3, 1997

<DOCUMENT>
<TYPE>EX-99.D.V
<SEQUENCE>7
<FILENAME>b45788h1exv99wdwv.txt
<DESCRIPTION>AMENDMENT #4 TO INVESTMENT MGMT. AGREEMENT
<TEXT>
<PAGE>

EXHIBIT 99.d(v)

AMENDMENT NUMBER 4 TO
INVESTMENT MANAGEMENT AGREEMENT

Pursuant to the Investment Management Agreement between Hartford Investment Financial Services Company ("HIFSCO") and The Hartford Mutual Funds, Inc. (formerly known as ITT Hartford Mutual Funds, Inc.) dated March 3, 1997, as amended (the "Agreement"), The Hartford Global Health Fund and The Hartford Global Technology Fund are hereby included in the definition of Portfolio. All provisions in the Agreement shall apply to the management of The Hartford Global Health Fund and The Hartford Global Technology Fund except as stated below.

The advisory fee for the two new portfolios shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Fund:

<TABLE>
<CAPTION>

Net Asset Value	Annual Rate
<S>	<C>
First $500,000,000	1.00%
Next $500,000,000	.95%
Amount Over $1 Billion	.90%

</TABLE>

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 27th day of April, 2000.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

By: /s/ Andrew W. Kohnke

Andrew W. Kohnke
Senior Vice President, Investments

THE HARTFORD MUTUAL FUNDS, INC.
on behalf of:
The Hartford Global Health Fund
The Hartford Global Technology Fund

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.D.VIII
<SEQUENCE>10
<FILENAME>b45788h1exv99wdwviii.txt
<DESCRIPTION>AMENDMENT #7 TO INVESTMENT MGMT. AGREEMENT
<TEXT>
<PAGE>

EXHIBIT 99.d(viii)

AMENDMENT NUMBER 7 TO
INVESTMENT MANAGEMENT AGREEMENT

Pursuant to the Investment Management Agreement between Hartford Investment Financial Services, LLC (formerly known as Hartford Investment Financial Services Company) ("HIFSCO") and The Hartford Mutual Funds, Inc. (formerly known as ITT Hartford Mutual Funds, Inc.) dated March 3, 1997, as amended (the "Agreement"), The Hartford Income Fund, The Hartford Inflation Plus Fund, The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund are hereby included in the definition of Portfolio. All provisions in the Agreement shall apply to the management of The Hartford Income Fund, The Hartford Inflation Plus Fund, The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund except as stated below.

The advisory fee for the five new portfolios shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Fund:

The Hartford Income Fund and The Hartford Inflation Plus Fund

<TABLE>
<CAPTION>

<S> Net Asset Value	<C> Annual Rate
First $500 million	0.60%
Amount over $500 million	0.55%

</TABLE>

The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund

<TABLE>
<CAPTION>

<S> Net Asset Value	<C> Annual Rate
First $500 million	0.55%
Amount over $500 million	0.50%

</TABLE>

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 31st day of October, 2002.

HARTFORD INVESTMENT FINANCIAL THE HARTFORD MUTUAL FUNDS,

SERVICES, LLC

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President, Investments

INC.
on behalf of:
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford Short Duration Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.D(X)
<SEQUENCE>3
<FILENAME>b53498mfexv99wdxxy.txt
<DESCRIPTION>AMENDMENT NUMBER 9 TO INVESTMENT MANAGEMENT AGREEMENT
<TEXT>
<PAGE>

AMENDMENT NUMBER 9 TO
INVESTMENT MANAGEMENT AGREEMENT

Pursuant to the Investment Management Agreement between HARTFORD INVESTMENT FINANCIAL SERVICES, LLC (formerly known as Hartford Investment Financial Services Company) ("HIFSCO") and THE HARTFORD MUTUAL FUNDS, INC. (formerly known as ITT Hartford Mutual Funds, Inc.) dated March 3, 1997, as amended (the "Agreement"), the following new series (the "Series") are hereby included in the definition of "Portfolio":

- The Hartford Aggressive Growth Allocation Fund
- The Hartford Balanced Allocation Fund
- The Hartford Conservative Allocation Fund
- The Hartford Growth Allocation Fund
- The Hartford Income Allocation Fund

All provisions in the Agreement shall apply to the management of the Series except as follows:

Advisory fees for the Series shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Series:

<TABLE>
<CAPTION>

<S>	Annual Rate <C>
The Hartford Aggressive Growth Allocation Fund	0.20%
The Hartford Balanced Allocation Fund	0.20%
The Hartford Conservative Allocation Fund	0.20%
The Hartford Growth Allocation Fund	0.20%
The Hartford Income Allocation Fund	0.20%

</TABLE>

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 26 day of May 2004.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

THE HARTFORD MUTUAL FUNDS, INC.

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

EX-99.BD.(I) 3 a09-31922_1ex99dbddi.htm EX-99.BD.(I)

Exhibit 99.Bd.(I)

EXHIBIT D.(I)

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services, LLC a Delaware limited liability company (the "Adviser"), and The Hartford Mutual Funds, Inc. a corporation organized under the laws of the State of Maryland (the "Company"), on its own behalf and on behalf of each of its series listed on Schedule A hereto, as it may be amended from time to time (each, a "Portfolio" and, collectively, the "Portfolios").

WHEREAS, the Adviser has agreed to furnish investment advisory services to the Company, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and each Portfolio; and

WHEREAS, the Company and the Adviser wish to enter into this Agreement setting forth the investment advisory services to be performed by the Adviser for the Company and each Portfolio, and the terms and conditions under which such services will be performed; and

WHEREAS, this Agreement has been approved in accordance with the provisions of the 1940 Act, and HIFSCO is willing to furnish such services upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. General Provision

The Company hereby employs the Adviser and the Adviser hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. The Adviser shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the 1940 Act and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) the policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the 1940 Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of the Adviser shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities that are either not registered for public sale or not being traded on any securities market.

2. Investment Management Services

(a) Subject to the direction and control by the Company's Board of Directors, the Adviser shall, or shall cause an affiliate to: (i) regularly provide investment advice and recommendations to each Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition and performance of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of Section 4 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) The Adviser shall provide, or shall cause an affiliate to provide, such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as the Adviser shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. Administrative Services

In addition to the performance of investment advisory services, the Adviser shall perform, or shall cause an affiliate to perform, the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be the Adviser's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

(d) provide such other services as the parties hereto may agree upon from time to time.

4. Sub-Advisers and Sub-Contractors

The Adviser, upon approval of the Board of Directors, may engage one or more investment advisers that are registered as such under the Investment Advisers Act of 1940, as amended, to act as sub-adviser with respect to existing and future Portfolios of the Company. Such sub-adviser or sub-advisers shall assume such responsibilities and obligations of the Adviser pursuant to this Investment Management Agreement as shall be delegated to the sub-adviser or sub-advisers, and the Adviser will supervise and oversee the activities of any such sub-adviser or sub-advisers. In addition, the Adviser may subcontract for any of the administrative services set forth in Section 3 above.

5. Brokerage Transactions

When placing orders for the purchase or sale of a Portfolio's securities, the Adviser or any sub-adviser appointed by the Adviser shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time the Adviser or the sub-adviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Adviser or the sub-adviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's or the sub-adviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Adviser or the sub-adviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. Expenses

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premiums for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian and transfer agent fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of the Adviser or of any entity controlling, controlled by or under common control with the Adviser, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. Compensation of the Adviser

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, as set forth in Schedule B to this Agreement, as it may be amended from time to time:

The Adviser, or an affiliate of the Adviser, may agree to subsidize any of the Portfolios to any level that the Adviser, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time except to the extent the Adviser explicitly agrees to maintain such undertaking for a specified period.

If it is necessary to calculate the fee for a period of time that is less than a month, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

8. Liability of the Adviser

(a) The Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as the Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Adviser against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence (or, alternatively, in respect of any Portfolio for which the sub-adviser at the time of such loss is Hartford Investment Management Company, its negligence) in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

(b) The rights of exculpation and indemnification are not to be construed so as to provide for exculpation or indemnification provided under 8(a) of any person for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that exculpation or indemnification would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this section to the maximum extent permitted by applicable law.

9. Duration of Agreement

(a) This Agreement shall be effective on November 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to the Adviser; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by the Adviser on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. Other Activities

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Adviser to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. Additional Series

The amendment of Schedule A to this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment of this Agreement or an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

12. Invalid Provisions

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. Governing Law

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut, which apply to contracts made and to be performed in the State of Connecticut.

14. Amendments

No provision of this Agreement may be changed, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought, and no amendment of this Agreement will be effective until approved in a manner consistent with the 1940 Act and rules and regulations under the 1940 Act and any applicable Securities and Exchange Commission exemptive order from such rules and regulations. Any such instrument signed by a Portfolio must be (a) approved by the vote of a majority of the Directors who are not parties to this Agreement or "interested persons" of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the vote of a majority of the Directors of the Company, or by the vote of a majority of the outstanding voting securities of the Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. Entire Agreement

This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the 1st day of November, 2009.

Hartford Investment Financial Services, LLC

/s/Robert Arena
By: Robert Arena
Title: President

The Hartford Mutual Funds, Inc.
on behalf of each of its series listed on Attachment A

/s/Robert Arena
By: Robert Arena
Title: President

Schedule A

List of Portfolios

HARTFORD MUTUAL FUNDS, INC.
ON BEHALF OF:

- The Hartford Advisers Fund
- The Hartford Balanced Allocation Fund
- The Hartford Balanced Income Fund
- The Hartford Capital Appreciation Fund
- The Hartford Capital Appreciation II Fund
- The Hartford Checks and Balances Fund
- The Hartford Conservative Allocation Fund
- The Hartford Disciplined Equity Fund
- The Hartford Diversified International Fund
- The Hartford Dividend and Growth Fund
- The Hartford Equity Growth Allocation Fund
- The Hartford Equity Income Fund
- The Hartford Floating Rate Fund
- The Hartford Fundamental Growth Fund
- The Hartford Global Enhanced Dividend Fund
- The Hartford Global Equity Fund
- The Hartford Global Growth Fund
- The Hartford Global Health Fund
- The Hartford Growth Allocation Fund
- The Hartford High Yield Fund
- The Hartford High Yield Municipal Bond Fund
- The Hartford Income Fund
- The Hartford Inflation Plus Fund
- The Hartford International Growth Fund
- The Hartford International Opportunities Fund
- The Hartford International Small Company Fund
- The Hartford MidCap Fund
- The Hartford MidCap Growth Fund
- The Hartford MidCap Value Fund
- The Hartford Money Market Fund
- The Hartford Select MidCap Value Fund
- The Hartford Select SmallCap Value Fund
- The Hartford Short Duration Fund
- The Hartford Small Company Fund
- The Hartford Strategic Income Fund
- The Hartford Target Retirement 2010 Fund
- The Hartford Target Retirement 2015 Fund
- The Hartford Target Retirement 2020 Fund
- The Hartford Target Retirement 2025 Fund
- The Hartford Target Retirement 2030 Fund
- The Hartford Target Retirement 2035 Fund

The Hartford Target Retirement 2040 Fund
The Hartford Target Retirement 2045 Fund
The Hartford Target Retirement 2050 Fund
The Hartford Total Return Bond Fund
The Hartford Value Fund

Schedule B

Fees

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly based upon the following annual rates calculated based on the average daily net asset value of the applicable Portfolio:

Advisers Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.6900%
Next $500 million	0.6250%
Next $4 billion	0.5750%
Next $5 billion	0.5725%
Amount Over $10 billion	0.5700%

Balanced Income Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.7250%
Next $250 million	0.7000%
Next $500 million	0.6750%
Next $4 billion	0.6500%
Next $5 billion	0.6475%
Amount Over $10 billion	0.6450%

Capital Appreciation Fund and Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8000%
Next $500 million	0.7000%
Next $4 billion	0.6500%
Next $5 billion	0.6475%
Amount Over $10 billion	0.6450%

Capital Appreciation II Fund

Average Daily Net Assets	Annual Rate
First $250 million	1.0000%
Next $250 million	0.9500%
Next $500 million	0.9000%
Next $4 billion	0.8500%
Next $5 billion	0.8475%
Amount Over $10 billion	0.8450%

Checks and Balances Fund

Average Daily Net Assets	Annual Rate
	None

Disciplined Equity Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.6750%
Next $4 million	0.6250%
Next $5 million	0.6225%
Amount Over $10 billion	0.6200%

Diversified International Fund and Select SmallCap Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	1.0000%
Next $500 million	0.9500%
Next $4 billion	0.9000%
Next $5 billion	0.8975%
Amount Over $10 billion	0.8950%

Dividend and Growth Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.6500%
Next $4 billion	0.6000%
Next $5 billion	0.5975%
Amount Over $10 billion	0.5950%

Equity Income Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.7000%
Next $4 billion	0.6500%
Next $5 billion	0.6475%
Amount Over $10 billion	0.6450%

Floating Rate Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.6500%
Next $4.5 billion	0.6000%
Next $5 billion	0.5800%
Amount Over $10 billion	0.5700%

Fundamental Growth Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8500%
Next $500 million	0.8000%
Next $4 billion	0.7500%
Next $5 billion	0.7475%
Amount Over $10 billion	0.7450%

Global Enhanced Dividend Fund

Average Daily Net Assets	Annual Rate
First $500 million	1.0000%
Next $500 million	0.9500%
Next $4 billion	0.9000%
Next $5 billion	0.8800%
Amount Over $10 billion	0.8700%

Global Equity Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.9500%
Next $500 million	0.9000%
Next $4 billion	0.8500%
Next $5 billion	0.8475%
Amount Over $10 billion	0.8450%

Global Growth Fund, International Opportunities Fund and MidCap Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8500%
Next $500 million	0.7500%
Next $4 billion	0.7000%
Next $5 billion	0.6975%
Amount Over $10 billion	0.6950%

Global Health Fund, International Growth Fund and International Small Company Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.9000%
Next $500 million	0.8500%
Next $4 billion	0.8000%
Next $5 billion	0.7975%
Amount Over $10 billion	0.7950%

High Yield Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7000%
Next $500 million	0.6500%
Next $4 billion	0.6000%
Next $5 billion	0.5800%
Amount Over $10 billion	0.5700%

High Yield Municipal Bond Fund and Strategic Income Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $500 million	0.5000%
Next $4 billion	0.4750%
Next $5 billion	0.4550%
Amount Over $10 billion	0.4450%

Income Fund and Inflation Plus Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $4.5 billion	0.5000%
Next $5 billion	0.4800%
Amount Over $10 billion	0.4700%

MidCap Growth Fund and Select MidCap Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.7000%
Next $4 billion	0.6500%
Next $5 billion	0.6300%
Amount Over $10 billion	0.6200%

MidCap Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8000%
Next $500 million	0.7250%
Next $4 billion	0.6750%
Next $5 billion	0.6725%
Amount Over $10 billion	0.6700%

Money Market Fund

Average Daily Net Assets	Annual Rate
First $1 billion	0.4500%
Next $4 billion	0.4000%
Next $5 billion	0.3800%
Amount Over $10 billion	0.3700%

Short Duration Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.4500%
Next $4.5 billion	0.4000%
Next $5 billion	0.3800%
Amount Over $10 billion	0.3700%

Small Company Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.8500%
Next $250 million	0.8000%
Next $500 million	0.7500%
Next $500 million	0.7000%
Next $3.5 billion	0.6500%
Next $5 billion	0.6300%
Amount Over $10 billion	0.6200%

Total Return Bond Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $500 million	0.5250%
Next $4 billion	0.5000%
Next $5 billion	0.4800%
Amount Over $10 billion	0.4700%

Balanced Allocation Fund, Conservative Allocation Fund, Equity Growth Allocation Fund, Growth Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target

Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.1500%
Next $4.5 billion	0.1000%
Next $5 billion	0.0800%
Amount Over $10 billion	0.0700%

EXHIBIT 2

<DOCUMENT>
<TYPE>EX-99.(D)
<SEQUENCE>5
<FILENAME>c66424bex99-d.txt
<DESCRIPTION>INVESTMENT MANAGEMENT AGREEMENT
<TEXT>
<PAGE>

EXHIBIT(d)

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company ("HIFSCO") and Hartford-Fortis Series Fund, Inc., a Maryland corporation (the "Company"), whereby HIFSCO will act as investment manager to each series of the Company listed on Attachment A (each a "Portfolio" and together the "Portfolios") and any future series as agreed to between HIFSCO and the Company.

WHEREAS, the Company and HIFSCO wish to enter into an agreement setting forth the services to be performed by HIFSCO for each Portfolio of the Company and the terms and conditions under which such services will be performed.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. GENERAL PROVISION.

The Company hereby employs HIFSCO and HIFSCO hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. HIFSCO shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall, at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the Investment Company Act of 1940 (the "Investment Company Act") and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the Investment Company Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of HIFSCO shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities which are either not registered for public sale or not being traded on any securities market.

2. INVESTMENT MANAGEMENT SERVICES.

(a) HIFSCO shall, subject to the direction and control by the Company's Board of Directors, (i) regularly provide investment advice and

<PAGE>

recommendations to each Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of paragraph 5 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) HIFSCO shall provide such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as HIFSCO shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. ADMINISTRATIVE SERVICES.

In addition to the performance of investment advisory services HIFSCO shall perform the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be HIFSCO's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

4. SUB-ADVISERS AND SUB-CONTRACTORS.

HIFSCO, upon approval of the Board of Directors and shareholders where appropriate, may engage one or more investment advisers which are either registered as such or specifically exempt from registration under the Investment Advisers Act of 1940, to act as sub-advisers to provide, with respect to existing and future Portfolios of the Company, some or all of the services set forth in Sections 2 and 5 of this Agreement. In addition, HIFSCO may subcontract for any of the administrative services listed in Section 3.

<PAGE>

5. BROKERAGE TRANSACTIONS.

When placing orders for the purchase or sale of a Portfolio's securities, HIFSCO or any subadviser approved in accordance with Section 4 of this Agreement, shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions which the Board of Directors may issue from time to time, HIFSCO or the subadviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if HIFSCO or the subadviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or HIFSCO's or the subadviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. HIFSCO or the subadviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. EXPENSES.

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premium for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of HIFSCO or of any entity controlling, controlled by or under common control with HIFSCO, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. COMPENSATION OF HIFSCO.

As compensation for the services rendered by HIFSCO, each Portfolio shall pay to HIFSCO as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Portfolio:

<PAGE>

The Hartford Tax-Free National Fund

<Table>
<Caption>

<S> <C>

Net Asset Value	Annual Rate
First $50,000,000	0.80%
Next $50,000,000	0.70%

</Table>

The Hartford Tax-Free Minnesota Fund

<Table>
<Caption>

<S> <C>

Net Asset Value	Annual Rate
First $50,000,000	0.72%
Next $50,000,000	0.70%

</Table>

The Hartford U.S. Government Securities Fund

<Table>
<Caption>

<S> <C>

Net Asset Value	Annual Rate
First $50,000,000	0.80%
Next $50,000,000	0.70%

</Table>

The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Value Opportunities Fund

<Table>
<Caption>

<S> <C>

Net Asset Value	Annual Rate
First $100,000,000	1.00%
Next $150,000,000	0.80%
Over $250,000,000	0.70%

</Table>

HIFSCO, or an affiliate of HIFSCO, may agree to subsidize any of the Portfolios to any level that HIFSCO, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time.

If it is necessary to calculate the fee for a period of time which is less than a month, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

8. LIABILITY OF HIFSCO.

HIFSCO shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as HIFSCO shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect HIFSCO against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence (or, alternatively, in respect of any Portfolio for which the sub-adviser at the time of such loss is The Hartford Investment Management Company, its negligence) in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

<PAGE>

9. DURATION OF AGREEMENT.

(a) This Agreement shall be effective on February 19, 2002 and shall continue in effect through February 18, 2004. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to HIFSCO; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by HIFSCO on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. OTHER ACTIVITIES.

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of HIFSCO to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of HIFSCO to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. ADDITIONAL SERIES.

The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

<PAGE>

12. INVALID PROVISIONS.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. GOVERNING LAW.

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 19th day of February 2002.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

/s/ David M. Znamierowski

By: David M. Znamierowski
Title: Senior Vice President

HARTFORD-Fortis SERIES Fund, Inc., on behalf of its series listed on Attachment A

/s/ David M. Znamierowski

By: David M. Znamierowski
Title: President

<PAGE>

ATTACHMENT A

HARTFORD-FORTIS SERIES FUND, INC.

The following series of Hartford-Fortis Series Fund, Inc. are made a part of this Agreement:

The Hartford SmallCap Growth Fund
The Hartford Growth Opportunities Fund
The Hartford Value Opportunities Fund
The Hartford Growth Fund
The Hartford Tax-Free Minnesota Fund
The Hartford Tax-Free National Fund
The Hartford U.S. Government Securities Fund

</TEXT>
</DOCUMENT>

EX-99.B.D.(I) 3 a10-3582_1ex99dbdddi.htm EX-99.99.D.(I)

Exhibit 99.B.d.(I)

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services, LLC a Delaware limited liability company (the "Adviser"), and The Hartford Mutual Funds II, Inc. a corporation organized under the laws of the State of Maryland (the "Company"), on its own behalf and on behalf of each of its series listed on Schedule A hereto, as it may be amended from time to time (each, a "Portfolio" and, collectively, the "Portfolios").

WHEREAS, the Adviser has agreed to furnish investment advisory services to the Company, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and each Portfolio; and

WHEREAS, the Company and the Adviser wish to enter into this Agreement setting forth the investment advisory services to be performed by the Adviser for the Company and each Portfolio, and the terms and conditions under which such services will be performed; and

WHEREAS, this Agreement has been approved in accordance with the provisions of the 1940 Act, and HIFSCO is willing to furnish such services upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. General Provision

The Company hereby employs the Adviser and the Adviser hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. The Adviser shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the 1940 Act and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) the policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the 1940 Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of the Adviser shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities that are either not registered for public sale or not being traded on any securities market.

2. Investment Management Services

(a) Subject to the direction and control by the Company's Board of Directors, the Adviser shall, or shall cause an affiliate to: (i) regularly provide investment advice and recommendations to each Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition and performance of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of Section 4 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) The Adviser shall provide, or shall cause an affiliate to provide, such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as the Adviser shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. Administrative Services

In addition to the performance of investment advisory services, the Adviser shall perform, or shall cause an affiliate to perform, the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be the Adviser's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

(d) provide such other services as the parties hereto may agree upon from time to time.

4. Sub-Advisers and Sub-Contractors

The Adviser, upon approval of the Board of Directors, may engage one or more investment advisers that are registered as such under the Investment Advisers Act of 1940, as amended, to act as sub-adviser with respect to existing and future Portfolios of the Company. Such sub-adviser or sub-advisers shall assume such responsibilities and obligations of the Adviser pursuant to this Investment Management Agreement as shall be delegated to the sub-adviser or sub-advisers, and the Adviser will supervise and oversee the activities of any such sub-adviser or sub-advisers. In addition, the Adviser may subcontract for any of the administrative services set forth in Section 3 above.

5. Brokerage Transactions

When placing orders for the purchase or sale of a Portfolio's securities, the Adviser or any sub-adviser appointed by the Adviser shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time the Adviser or the sub-adviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Adviser or the sub-adviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's or the sub-adviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Adviser or the sub-adviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. Expenses

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premiums for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian and transfer agent fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of the Adviser or of any entity controlling, controlled by or under common control with the Adviser, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. Compensation of the Adviser

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, as set forth in Schedule B to this Agreement, as it may be amended from time to time:

The Adviser, or an affiliate of the Adviser, may agree to subsidize any of the Portfolios to any level that the Adviser, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time except to the extent the Adviser explicitly agrees to maintain such undertaking for a specified period.

If it is necessary to calculate the fee for a period of time that is less than a month, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

8. Liability of the Adviser

(a) The Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as the Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Adviser against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence (or, alternatively, in respect of any Portfolio for which the sub-adviser at the time of such loss is Hartford Investment Management Company, its negligence) in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

(b) The rights of exculpation and indemnification are not to be construed so as to provide for exculpation or indemnification provided under 8(a) of any person for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that exculpation or indemnification would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this section to the maximum extent permitted by applicable law.

9. Duration of Agreement

(a) This Agreement shall be effective on November 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to the Adviser; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by the Adviser on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. Other Activities

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Adviser to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. Additional Series

The amendment of Schedule A to this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment of this Agreement or an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

12. Invalid Provisions

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. Governing Law

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut, which apply to contracts made and to be performed in the State of Connecticut.

14. Amendments

No provision of this Agreement may be changed, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought, and no amendment of this Agreement will be effective until approved in a manner consistent with the 1940 Act and rules and regulations under the 1940 Act and any applicable Securities and Exchange Commission exemptive order from such rules and regulations. Any such instrument signed by a Portfolio must be (a) approved by the vote of a majority of the Directors who are not parties to this Agreement or "interested persons" of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the vote of a majority of the Directors of the Company, or by the vote of a majority of the outstanding voting securities of the Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. Entire Agreement

This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the 1st day of November, 2009.

Hartford Investment Financial Services, LLC

/s/Robert Arena
By: Robert Arena
Title: President

The Hartford Mutual Funds II, Inc.
on behalf of each of its series listed on Attachment A

/s/Robert Arena
By: Robert Arena
Title: President

Schedule A

List of Portfolios

HARTFORD MUTUAL FUNDS II, INC.
ON BEHALF OF:

- The Hartford Growth Fund
- The Hartford Growth Opportunities Fund
- The Hartford SmallCap Growth Fund
- The Hartford Tax-Free National Fund
- The Hartford U.S. Government Securities Fund
- The Hartford Value Opportunities Fund

Schedule B

Fees

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly based upon the following annual rates calculated based on the average daily net asset value of the applicable Portfolio:

Growth Fund and Growth Opportunities Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.9000%
Next $150 million	0.8000%
Next $4.75 billion	0.7000%
Next $5 billion	0.6975%
Amount Over $10 billion	0.6950%

SmallCap Growth Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.9000%
Next $150 million	0.8000%
Next $250 million	0.7000%
Next $4.5 billion	0.6500%
Next 5 billion	0.6300%
Amount Over $10 billion	0.6200%

Value Opportunities Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.8000%
Next $150 million	0.7500%
Next $4.75 billion	0.7000%
Next $5 billion	0.6975%
Amount Over $10 billion	0.6950%

U.S. Government Securities Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $4.5 billion	0.5000%
Next $5 billion	0.4800%
Amount Over $10 billion	0.4700%

Tax-Free National Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5000%
Next $4.5 billion	0.4500%
Next $5 billion	0.4300%
Amount Over $10 billion	0.4200%

EXHIBIT 3

<DOCUMENT>
<TYPE>EX-99.(H)(VII)
<SEQUENCE>6
<FILENAME>b68644a1exv99wxhyxviiy.txt
<DESCRIPTION>EXPENSE LIMITATION AGREEMENT
<TEXT>
<PAGE>

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of February 6, 2008, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2007 through February 28, 2009, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. The reimbursement described in Section 1 above is not subject to recoupment by the Adviser.

3. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

4. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

<PAGE>

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

/s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

/s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLP

/s/ Robert Arena

Name: Robert Arena
Title: Manager, Senior Vice President /Business Line Principal

2

<PAGE>

SCHEDULE A

<TABLE>
<CAPTION>

FUND	TOTAL NET ANNUAL OPERATING EXPENSE LIMIT (AS A PERCENT OF AVERAGE DAILY NET ASSETS)
<S>	<C>
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.43%
	Class R4: 1.13%
	Class R5: 0.83%
The Hartford Balanced Allocation Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Balanced Income Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class Y: 0.90%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.54%
	Class R4: 1.24%
	Class R5: 0.94%
The Hartford Capital Appreciation II Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%

	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.25%
The Hartford Checks and Balances Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class I: 0.90%
The Hartford Conservative Allocation Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class I: 1.10%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Disciplined Equity Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Dividend and Growth Fund	Class A: 1.25%
	Class I: 1.00%

</TABLE>

3

<PAGE>

<TABLE>

<S>	<C>
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%
The Hartford Equity Growth Allocation Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
The Hartford Equity Income Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class I: 1.00%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.90%
The Hartford Fundamental Growth Fund	Class A: 1.45%
	Class B: 2.20%
	Class C: 2.20%

	Class Y: 1.05%
The Hartford Global Communications Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class Y: 1.20%
The Hartford Global Equity Fund	Class A: 1.65% Class B: 2.40% Class C: 2.40% Class I: 1.40% Class R3: 1.90% Class R4: 1.65% Class R5: 1.40% Class Y: 1.30%
The Hartford Global Financial Services Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class Y: 1.20%
The Hartford Global Growth Fund	Class A: 1.48% Class B: 2.23% Class C: 2.23% Class R3: 1.73% Class R4: 1.43% Class R5: 1.13% Class Y: 1.13%
The Hartford Global Health Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class I: 1.35% Class R3: 1.85% Class R4: 1.55% Class R5: 1.25% Class Y: 1.20%
The Hartford Global Technology Fund	Class A: 1.60% Class B: 2.35%

</TABLE>

<PAGE>

<TABLE>

<S>	<C>
	Class C: 2.35% Class Y: 1.20%
The Hartford Growth Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class I: 1.05% Class L: 1.42% Class R3: 1.55% Class R4: 1.25% Class R5: 0.95%

Fund	Class	Rate
	Class Y:	0.95%
The Hartford Growth Allocation Fund	Class A:	1.50%
	Class B:	2.25%
	Class C:	2.25%
	Class I:	1.25%
	Class R3:	1.81%
	Class R4:	1.51%
	Class R5:	1.21%
The Hartford Growth Opportunities Fund	Class A:	1.36%
	Class B:	2.11%
	Class C:	2.11%
	Class I:	1.11%
	Class L:	1.45%
	Class R3:	1.61%
	Class R4:	1.31%
	Class R5:	1.01%
	Class Y:	1.01%
The Hartford High Yield Fund	Class A:	1.15%
	Class B:	1.90%
	Class C:	1.90%
	Class I:	0.90%
	Class R3:	1.40%
	Class R4:	1.10%
	Class R5:	0.90%
	Class Y:	0.90%
The Hartford High Yield Municipal Bond Fund	Class A:	1.00%
	Class B:	1.75%
	Class C:	1.75%
	Class I:	0.75%
The Hartford Income Fund	Class A:	0.95%
	Class B:	1.70%
	Class C:	1.70%
	Class Y:	0.70%
The Hartford Income Allocation Fund	Class A:	1.20%
	Class B:	1.95%
	Class C:	1.95%
	Class I:	0.95%
	Class R3:	1.59%
	Class R4:	1.29%
	Class R5:	0.99%
The Hartford Inflation Plus Fund	Class A:	0.85%
	Class B:	1.60%
	Class C:	1.60%
	Class I:	0.60%
	Class R3:	1.25%

</TABLE>

<PAGE>

<TABLE>

<S>	<C>
	Class R4: 1.00%
	Class R5: 0.76%
	Class Y: 0.60%
The Hartford International Growth Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.20%
The Hartford International Opportunities Fund	Class A: 1.57%
	Class B: 2.32%
	Class C: 2.32%
	Class R3: 1.82%
	Class R4: 1.52%
	Class R5: 1.22%
	Class Y: 1.22%
The Hartford International Small Company Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class Y: 1.20%
The Hartford LargeCap Growth Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class Y: 0.85%
The Hartford MidCap Fund	Class A: 1.37%
The Hartford MidCap Growth Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class Y: 0.95%
The Hartford MidCap Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class Y: 1.00%
The Hartford Money Market Fund	Class A: 0.90%
	Class B: 1.65%
	Class C: 1.65%
	Class R3: 1.15%
	Class R4: 0.85%
	Class R5: 0.65%
	Class Y: 0.65%
The Hartford Retirement Income Fund	Class A: 1.20%
	Class B: 1.95%
	Class C: 1.95%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.85%

The Hartford Select MidCap Value Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class Y: 0.90%
The Hartford Select SmallCap Value Fund	Class A: 1.60%

</TABLE>

6

<PAGE>

<TABLE>
<S> <C>

	Class B: 2.35% Class C: 2.35% Class Y: 1.20%
The Hartford Short Duration Fund	Class A: 0.90% Class B: 1.65% Class C: 1.65% Class Y: 0.65%
The Hartford Small Company Fund	Class A: 1.40% Class B: 2.15% Class C: 2.15% Class I: 1.15% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.00%
The Hartford SmallCap Growth Fund	Class A: 1.40% Class B: 2.15% Class C: 2.15% Class I: 1.15% Class L: 1.25% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.05%
The Hartford Stock Fund	Class A: 1.25% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90%
The Hartford Strategic Income Fund	Class A: 1.15% Class B: 1.90% Class C: 1.90% Class I: 0.90%
The Hartford Target Retirement 2010 Fund	Class A: 1.25% Class B: 2.00% Class C: 2.00% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05%

	Class Y: 0.90%
The Hartford Target Retirement 2020 Fund	Class A: 1.30%
	Class B: 2.05%
	Class C: 2.05%
	Class R3: 1.70%
	Class R4: 1.40%
	Class R5: 1.10%
	Class Y: 0.95%
The Hartford Target Retirement 2030 Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class R3: 1.75%
	Class R4: 1.45%
	Class R5: 1.15%
	Class Y: 1.00%
The Hartford Tax-Free California Fund	Class A: 0.85%
	Class B: 1.60%

</TABLE>

<PAGE>

<TABLE>

<S>	<C>
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Tax-Free Minnesota Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class L: 0.90%
The Hartford Tax-Free National Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class L: 0.80%
	Class Y: 0.60%
The Hartford Tax-Free New York Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Value Opportunities Fund	Class A: 1.40%
	Class B: 2.15%

Class C: 2.15%
Class I: 1.15%
Class L: 1.45%
Class R3: 1.65%
Class R4: 1.35%
Class R5: 1.05%
Class Y: 1.05%

</TABLE>

</TEXT>
</DOCUMENT>

EX-99.H(XXI) 202 c56734_ex99h-xxi.htm

Exh H.(XXI)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, dated as of November 1, 2008, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2008 through February 28, 2010, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. For the period commencing November 1, 2008 through February 28, 2010, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule B.

3. The reimbursements described in Section 1 and Section 2 above are not subject to recoupment by the Adviser.

4. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

5. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name:/s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

Name:/s/Robert Arena
Robert Arena
Title: Manager, Senior Vice President /Business Line Principal

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.43%
	Class R4: 1.13%
	Class R5: 0.83%
The Hartford Balanced Income Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class Y: 0.90%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.54%
	Class R4: 1.24%
	Class R5: 0.94%

Fund	Class	Rate
The Hartford Capital Appreciation II Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
	Class Y:	1.25%
The Hartford Disciplined Equity Fund	Class A:	1.35%
	Class B:	2.10%
	Class C:	2.10%
	Class R3:	1.60%
	Class R4:	1.30%
	Class R5:	1.00%
	Class Y:	0.95%
The Hartford Dividend and Growth Fund	Class A:	1.25%
	Class I:	1.00%
	Class R3:	1.50%
	Class R4:	1.20%
	Class R5:	0.90%
The Hartford Diversified International Fund	Class A:	1.65%
	Class B:	2.40%
	Class C:	2.40%
	Class I:	1.40%
	Class R3:	1.90%
	Class R4:	1.65%
	Class R5:	1.40%
	Class Y:	1.30%
The Hartford Equity Income Fund	Class A:	1.25%
	Class B:	2.00%
	Class C:	2.00%
	Class I:	1.00%
	Class R3:	1.60%
	Class R4:	1.30%
	Class R5:	1.00%
	Class Y:	0.90%

Fund	Class	Rate
The Hartford Fundamental Growth Fund	Class A:	1.45%
	Class B:	2.20%
	Class C:	2.20%
	Class Y:	1.05%
The Hartford Global Communications Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Global Enhanced Dividend Fund	Class A:	1.60%
	Class B:	2.35%

Fund	Class	Rate
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.60%
	Class R5:	1.35%
	Class Y:	1.25%
The Hartford Global Equity Fund	Class A:	1.65%
	Class B:	2.40%
	Class C:	2.40%
	Class I:	1.40%
	Class R3:	1.90%
	Class R4:	1.65%
	Class R5:	1.40%
	Class Y:	1.30%
The Hartford Global Financial Services Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Global Growth Fund	Class A:	1.48%
	Class B:	2.23%
	Class C:	2.23%
	Class R3:	1.73%
	Class R4:	1.43%
	Class R5:	1.13%
	Class Y:	1.13%
The Hartford Global Health Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
	Class Y:	1.20%
The Hartford Global Technology Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Growth Fund	Class A:	1.30%
	Class B:	2.05%
	Class C:	2.05%
	Class I:	1.05%
	Class L:	1.42%
	Class R3:	1.55%
	Class R4:	1.25%
	Class R5:	0.95%
	Class Y:	0.95%

Fund	Class	Rate
The Hartford Growth Opportunities Fund	Class A:	1.36%
	Class B:	2.11%
	Class C:	2.11%
	Class I:	1.11%
	Class L:	1.45%
	Class R3:	1.61%
	Class R4:	1.31%
	Class R5:	1.01%
	Class Y:	0.80%
The Hartford High Yield Fund	Class A:	1.15%
	Class B:	1.90%
	Class C:	1.90%
	Class I:	0.90%
	Class R3:	1.40%
	Class R4:	1.10%
	Class R5:	0.90%
	Class Y:	0.90%
The Hartford High Yield Municipal Bond Fund	Class A:	1.00%
	Class B:	1.75%
	Class C:	1.75%
	Class I:	0.75%
The Hartford Income Fund	Class A:	0.95%
	Class B:	1.70%
	Class C:	1.70%
	Class Y:	0.70%
The Hartford Inflation Plus Fund	Class A:	0.85%
	Class B:	1.60%
	Class C:	1.60%
	Class I:	0.60%
	Class R3:	1.25%
	Class R4:	1.00%
	Class R5:	0.76%
	Class Y:	0.60%
The Hartford International Growth Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
	Class Y:	1.20%
The Hartford International Opportunities Fund	Class A:	1.57%
	Class B:	2.32%
	Class C:	2.32%
	Class I:	1.32%
	Class R3:	1.82%
	Class R4:	1.52%
	Class R5:	1.22%
	Class Y:	1.22%
The Hartford International Small Company Fund	Class A:	1.60%
	Class B:	2.35%

	Class C: 2.35%
	Class I: 1.35%
	Class Y: 1.20%

The Hartford LargeCap Growth Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class Y: 0.85%
The Hartford MidCap Fund	Class A: 1.37%
	Class I: 1.12%
The Hartford MidCap Growth Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class Y: 0.95%
The Hartford MidCap Value Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class Y: 0.95%
The Hartford Money Market Fund	Class A: 0.90%
	Class B: 1.65%
	Class C: 1.65%
	Class R3: 1.15%
	Class R4: 0.85%
	Class R5: 0.65%
	Class Y: 0.65%
The Hartford Select MidCap Value Fund	Class A: 1.30%
	Class B: 2.05%
	Class C: 2.05%
	Class Y: 0.90%
The Hartford Select SmallCap Value Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class Y: 1.20%
The Hartford Short Duration Fund	Class A: 0.90%
	Class B: 1.65%
	Class C: 1.65%
	Class Y: 0.65%
The Hartford Small Company Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford SmallCap Growth Fund	Class A: 1.40%
	Class B: 2.15%

	Class C: 2.15%
	Class I: 1.15%
	Class L: 1.25%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.05%
The Hartford Stock Fund	Class A: 1.25%
	Class I: 1.00%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%

The Hartford Strategic Income Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class Y: 0.90%
	Class I: 0.90%
The Hartford Tax-Free California Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Tax-Free Minnesota Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class L: 0.90%
The Hartford Tax-Free National Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class L: 0.80%
	Class Y: 0.60%
The Hartford Tax-Free New York Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Value Opportunities Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%

	Class I: 1.10%
	Class L: 1.40%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 1.00%

SCHEDULE B

The Hartford Balanced Allocation Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Checks and Balances Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class I: 0.90%
	Class R3: 1.45%
	Class R4: 1.15%
	Class R5: 0.95%
The Hartford Conservative Allocation Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class I: 1.10%
	Class R3 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Equity Growth Allocation Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
The Hartford Growth Allocation Fund	Class A: 1.50%
	Class B: 2.25%
	Class C: 2.25%
	Class I: 1.25%
	Class R3: 1.81%
	Class R4: 1.51%
	Class R5: 1.21%
The Hartford Income Allocation Fund	Class A: 1.20%
	Class B: 1.95%
	Class C: 1.95%

	Class I: 0.95%
	Class R3: 1.59%
	Class R4: 1.29%
	Class R5: 0.99%
The Hartford Retirement Income Fund	Class A: 1.20%
	Class B: 1.95%
	Class C: 1.95%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.85%
The Hartford Target Retirement 2010 Fund	Class A: 1.00%
	Class B: 1.75%
	Class C: 1.75%
	Class R3: 1.30%
	Class R4: 1.00%
	Class R5: 0.80%
	Class Y: 0.80%

The Hartford Target Retirement 2015 Fund	Class R3: 1.30%
	Class R4: 1.00%
	Class R5: 0.80%
The Hartford Target Retirement 2020 Fund	Class A: 1.05%
	Class B: 1.80%
	Class C: 1.80%
	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%
	Class Y: 0.85%
The Hartford Target Retirement 2025 Fund	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%
The Hartford Target Retirement 2030 Fund	Class A: 1.05%
	Class B: 1.80%
	Class C: 1.80%
	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%
	Class Y: 0.85%
The Hartford Target Retirement 2035 Fund	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%
The Hartford Target Retirement 2040 Fund	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%
The Hartford Target Retirement 2045 Fund	Class R3: 1.40%
	Class R4: 1.10%

	Class R5: 0.90%
The Hartford Target Retirement 2050 Fund	Class R3: 1.40%
	Class R4: 1.10%
	Class R5: 0.90%

EX-99.BH.(XXI) 6 a09-31922_1ex99dbhdxxi.htm EX-99.BH.(XXI)

Exhibit 99.Bh.(xxi)

EXHIBIT H.(XXI)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, dated as of November 1, 2009, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule B.

3. The reimbursements described in Section 1 and Section 2 above are not subject to recoupment by the Adviser.

4. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

5. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

---

6. This Agreement may be amended or modified by mutual consent of the Adviser and the Board of Directors of the respective Company at any time prior to the expiration date of the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

Name: /s/Robert Arena
Robert Arena
Title: President

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.43%
	Class R4: 1.13%
	Class R5: 0.83%
The Hartford Balanced Income Fund (1)	Class A: 0.75%
	Class B: 1.50%
	Class C: 1.50%
	Class Y: 0.40%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.54%
	Class R4: 1.24%
	Class R5: 0.94%
The Hartford Capital Appreciation II Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.25%
The Hartford Disciplined Equity Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.95%
The Hartford Diversified International Fund	Class A: 1.65%
	Class B: 2.40%
	Class C: 2.40%
	Class I: 1.40%
	Class R3: 1.90%
	Class R4: 1.65%
	Class R5: 1.40%
	Class Y: 1.30%
The Hartford Dividend and Growth Fund	Class A: 1.25%
	Class I: 1.00%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%

Fund	Class	Rate
The Hartford Equity Income Fund	Class A:	1.25%
	Class B:	2.00%
	Class C:	2.00%
	Class I:	1.00%
	Class R3:	1.60%
	Class R4:	1.30%
	Class R5:	1.00%
	Class Y:	0.90%
The Hartford Floating Rate Fund	Class A:	100%
	Class B:	1.75%
	Class C:	1.75%
	Class I:	0.75%
	Class R3:	1.25%
	Class R4:	1.00%
	Class R5:	0.85%
	Class Y:	0.75%
The Hartford Fundamental Growth Fund	Class A:	1.45%
	Class B:	2.20%
	Class C:	2.20%
	Class Y:	1.05%
The Hartford Global Enhanced Dividend Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.60%
	Class R5:	1.35%
	Class Y:	1.25%
The Hartford Global Equity Fund	Class A:	1.75%
	Class B:	2.50%
	Class C:	2.50%
	Class I:	1.50%
	Class R3:	2.00%
	Class R4:	1.75%
	Class R5:	1.50%
	Class Y:	1.40%
The Hartford Global Growth Fund	Class A:	1.48%
	Class B:	2.23%
	Class C:	2.23%
	Class R3:	1.73%
	Class R4:	1.43%
	Class R5:	1.13%
	Class Y:	1.13%
The Hartford Global Health Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
	Class Y:	1.20%

The Hartford Growth Fund	Class A: 1.30%
	Class B: 2.05%
	Class C: 2.05%
	Class I: 1.05%
	Class L: 1.42%
	Class R3: 1.55%
	Class R4: 1.25%
	Class R5: 0.95%
	Class Y: 0.95%
The Hartford Growth Opportunities Fund	Class A: 1.36%
	Class B: 2.11%
	Class C: 2.11%
	Class I: 1.11%
	Class L: 1.45%
	Class R3: 1.61%
	Class R4: 1.31%
	Class R5: 1.01%
	Class Y: 0.80%
The Hartford High Yield Fund	Class A: 1.20%
	Class B: 1.95%
	Class C: 1.95%
	Class I: 0.95%
	Class R3: 1.45%
	Class R4: 1.15%
	Class R5: 0.95%
	Class Y: 0.95%
The Hartford High Yield Municipal Bond Fund	Class A: 1.00%
	Class B: 1.75%
	Class C: 1.75%
	Class I: 0.75%
The Hartford Income Fund	Class A: 1.00%
	Class B: 1.75%
	Class C: 1.75%
	Class Y: 0.75%
The Hartford Inflation Plus Fund	Class A: 0.90%
	Class B: 1.65%
	Class C: 1.65%
	Class I: 0.65%
	Class L: 0.90%(2)
	Class R3: 1.25%
	Class R4: 1.00%
	Class R5: 0.81%
	Class Y: 0.65%
The Hartford International Growth Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.20%

The Hartford International Opportunities Fund	Class A: 1.57% Class B: 2.32% Class C: 2.32% Class I: 1.32% Class R3: 1.82% Class R4: 1.52% Class R5: 1.22% Class Y: 1.22%
The Hartford International Small Company Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class I: 1.35% Class Y: 1.20%
The Hartford MidCap Fund	Class A: 1.37% Class I: 1.12% Class R3: 1.67% Class R4: 1.37% Class R5: 1.07%
The Hartford MidCap Growth Fund	Class A: 1.35% Class B: 2.10% Class C: 2.10% Class Y: 0.95%
The Hartford MidCap Value Fund	Class A: 1.35% Class B: 2.10% Class C: 2.10% Class Y: 0.95%
The Hartford Money Market Fund	Class A: 0.90% Class B: 1.65% Class C: 1.65% Class R3: 1.15% Class R4: 0.85% Class R5: 0.65% Class Y: 0.65%
The Hartford Select MidCap Value Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class Y: 0.90%
The Hartford Select SmallCap Value Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class Y: 1.20%
The Hartford Short Duration Fund	Class A: 0.90% Class B: 1.65% Class C: 1.65% Class Y: 0.65%
The Hartford Small Company Fund	Class A: 1.40% Class B: 2.15% Class C: 2.15% Class I: 1.15% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.00%

The Hartford SmallCap Growth Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class L: 1.25%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.05%
The Hartford Strategic Income Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class Y: 0.90%
	Class I: 0.90%
The Hartford Tax-Free National Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class L: 0.80%
	Class Y: 0.60%
The Hartford Total Return Bond Fund	Class A: 100%
	Class B: 1.75%
	Class C: 1.75%
	Class I: 0.75%
	Class R3: 1.25%
	Class R4: 1.00%
	Class R5: 0.85%
	Class Y: 0.75%
The Hartford Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Value Opportunities Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class I: 1.10%
	Class L: 1.40%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 1.00%

(1) For The Hartford Balanced Income Fund, effective October 1, 2009, the Adviser has contractually agreed to waive 0.50% of its management fees, until October 31, 2010. While such waiver is in effect, the Adviser has contracually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class A,B,C and Y shares as reflected above for The Hartford Balanced Income Fund.

(2) Effective November 11, 2009 for Class L Shares of The Hartford Inflation Plus Fund

SCHEDULE B

The Hartford Balanced Allocation Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Checks and Balances Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class I: 1.00%
	Class R3: 1.55%
	Class R4: 1.25%
	Class R5: 1.05%
The Hartford Conservative Allocation Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class I: 1.10%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Equity Growth Allocation Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
The Hartford Growth Allocation Fund	Class A: 1.50%
	Class B: 2.25%
	Class C: 2.25%
	Class I: 1.25%
	Class R3: 1.81%
	Class R4: 1.51%
	Class R5: 1.21%
The Hartford Target Retirement 2010 Fund	Class A: 1.00%
	Class R3: 1.30%
	Class R4: 1.00%
	Class R5: 0.80%
	Class Y: 0.80%
The Hartford Target Retirement 2015 Fund	Class R3: 1.30%
	Class R4: 1.00%
	Class R5: 0.80%
The Hartford Target Retirement 2020 Fund	Class A: 1.05%
	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%
	Class Y: 0.85%
The Hartford Target Retirement 2025 Fund	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%

The Hartford Target Retirement 2030 Fund	Class A: 1.05% Class R3: 1.35% Class R4: 1.05% Class R5: 0.85% Class Y: 0.85%
The Hartford Target Retirement 2035 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2040 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2045 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%
The Hartford Target Retirement 2050 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%

EX-99.B.H.(XII) 5 a10-20853_1ex99dbdhdxii.htm EX-99.B.H.(XII)

EXHIBIT H.(XII)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, dated as of November 1, 2010, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule B.

3. For the period commencing July 1, 2010 through February 29, 2012 (or February 28, 2011 for Class L shares of The Hartford Growth Fund, The Hartford Growth Opportunities Fund, The Hartford SmallCap Growth Fund and The Hartford Value Opportunities Fund), the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule C.

4. For the period commencing July 1, 2010 through February 29, 2012, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule D.

5. For the period commencing November 1, 2010 through February 29, 2012 (or February 28, 2011 for Class L shares of The Hartford Inflation Plus Fund), the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule E.

6. The reimbursements described in Section 1, Section 2, Section 3, Section 4 and Section 5 above are not subject to recoupment by the Adviser.

7. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

8. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

9. This Agreement may be amended or modified by mutual consent of the Adviser and the Board of Directors of the respective Company at any time prior to the expiration date of the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

Name: /s/Robert Arena
Robert Arena
Title: President

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Global Enhanced Dividend Fund	Class A: 1.60% Class C: 2.35% Class I: 1.35% Class R3: 1.85% Class R4: 1.60% Class R5: 1.35% Class Y: 1.25%
The Hartford Tax-Free National Fund	Class A : 0.85% Class B: 1.60% Class C: 1.60% Class I: 0.60% Class L: 0.80% Class Y: 0.60%

SCHEDULE B

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Target Retirement 2010 Fund	Class A: 1.00% Class R3: 1.30% Class R4: 1.00% Class R5: 0.80% Class Y: 0.80%
The Hartford Target Retirement 2015 Fund	Class R3: 1.30% Class R4: 1.00% Class R5: 0.80%
The Hartford Target Retirement 2020 Fund	Class A: 1.05% Class R3: 1.35% Class R4: 1.05% Class R5: 0.85% Class Y: 0.85%
The Hartford Target Retirement 2025 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2030 Fund	Class A: 1.05% Class R3: 1.35% Class R4: 1.05% Class R5: 0.85% Class Y: 0.85%
The Hartford Target Retirement 2035 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2040 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2045 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%
The Hartford Target Retirement 2050 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%

SCHEDULE C

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.40%
	Class R4: 1.10%
	Class R5: 0.80%
The Hartford Balanced Income Fund(1)	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class I: 1.00%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%
	Class Y: 0.85%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.40%
	Class R4: 1.10%
	Class R5: 0.80%
The Hartford Capital Appreciation II Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.70%
	Class R4: 1.40%
	Class R5: 1.10%
	Class Y: 1.05%
The Hartford Disciplined Equity Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%
	Class Y: 0.85%
The Hartford Diversified International Fund	Class A: 1.45%
	Class B: 2.20%
	Class C: 2.20%
	Class I: 1.20%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Dividend and Growth Fund	Class A: 1.25%
	Class I: 1.00%
	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.75%

The Hartford Equity Income Fund	Class A: 1.25% Class B: 2.00% Class C: 2.00% Class I: 1.00% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90% Class Y: 0.85%
The Hartford Floating Rate Fund	Class A: 1.00%(2) Class B: 1.75%(2) Class C: 1.75%(2) Class I: 0.75%(2) Class R3: 1.25%(2) Class R4: 1.00%(2) Class R5: 0.70%(3) Class Y: 0.70%(3)
The Hartford Fundamental Growth Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class I: 1.05% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90% Class Y: 0.85%
The Hartford Global All-Asset Fund(4)	Class A: 1.45% Class C: 2.20% Class I: 1.20% Class R3: 1.70% Class R4: 1.40% Class R5: 1.10% Class Y: 1.05%
The Hartford Global Growth Fund	Class A: 1.48% Class B: 2.23% Class C: 2.23% Class R3: 1.60% Class R4: 1.30% Class R5: 1.00% Class Y: 0.95%
The Hartford Global Health Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class I: 1.35% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.00%
The Hartford Global Real Asset Fund(5)	Class A: 1.45% Class C: 2.20% Class I: 1.20% Class R3: 1.70% Class R4: 1.40% Class R5: 1.10% Class Y: 1.05%

The Hartford Global Research Fund	Class A: 1.45% Class B: 2.20% Class C: 2.20% Class I: 1.20% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.00%
The Hartford Growth Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class I: 1.05% Class L: 1.42% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90% Class Y: 0.85%
The Hartford Growth Opportunities Fund	Class A: 1.36% Class B: 2.11% Class C: 2.11% Class I: 1.11% Class L: 1.45% Class R3: 1.45% Class R4: 1.15% Class R5: 0.85% Class Y: 0.85%
The Hartford International Growth Fund	Class A: 1.55% Class B: 2.30% Class C: 2.30% Class I: 1.30% Class R3: 1.60% Class R4: 1.30% Class R5: 1.00% Class Y: 0.95%
The Hartford International Opportunities Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class I: 1.05% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90% Class Y: 0.85%
The Hartford International Small Company Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class I: 1.35% Class R3: 1.65%

EXHIBIT 4

<DOCUMENT>
<TYPE>EX-99.(M)
<SEQUENCE>14
<FILENAME>b68643a1exv99wxmy.txt
<DESCRIPTION>AMENDED AND RESTATED RULE 12B-1 DISTRIBUTION PLAN
<TEXT>
<PAGE>

Exhibit M

THE HARTFORD MUTUAL FUNDS, INC.

AMENDED AND RESTATED

DISTRIBUTION PLAN

CLASS A, B, C, R3, R4 AND R5 SHARES

ARTICLE I. THE PLAN

This Amended and Restated Distribution Plan (the "Plan") sets forth the terms and conditions on which The Hartford Mutual Funds, Inc. (the "Company"), on behalf of each series of the Company (each a "Fund" and together the "Funds") will pay certain amounts to Hartford Investment Financial Services, LLC (the "Distributor") in connection with the provision by the Distributor, of certain services to the Funds, as set forth herein. Certain of such payments by a Fund may, under Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), be deemed to constitute the financing of distribution by a Fund. This Plan describes all material aspects of such financing as contemplated by the Rule and shall be administered and interpreted, and implemented and continued, in a manner consistent with the Rule. The Fund and each Class of those Funds that currently have adopted this Plan, and the effective dates of such adoption, are as follows:

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Advisers Fund	A	July 22, 1996
The Hartford Advisers Fund	B	July 22, 1996
The Hartford Advisers Fund	C	July 31, 1998
The Hartford Balanced Allocation Fund	A	May 19, 2004
The Hartford Balanced Allocation Fund	B	May 19, 2004
The Hartford Balanced Allocation Fund	C	May 19, 2004
The Hartford Balanced Income Fund	A	May 10, 2006
The Hartford Balanced Income Fund	B	May 10, 2006
The Hartford Balanced Income Fund	C	May 10, 2006
The Hartford Capital Appreciation Fund	A	July 22, 1996
The Hartford Capital Appreciation Fund	B	July 22, 1996
The Hartford Capital Appreciation Fund	C	July 31, 1998
The Hartford Capital Appreciation Fund	R3	August 2, 2006
The Hartford Capital Appreciation Fund	R4	August 2, 2006
The Hartford Capital Appreciation Fund	R5	August 2, 2006
The Hartford Capital Appreciation II Fund	A	April 29, 2005
The Hartford Capital Appreciation II Fund	B	April 29, 2005
The Hartford Capital Appreciation II Fund	C	April 29, 2005
The Hartford Capital Appreciation II Fund	R3	August 2, 2006
The Hartford Capital Appreciation II Fund	R4	August 2, 2006
The Hartford Capital Appreciation II Fund	R5	August 2, 2006
The Hartford Checks and Balances Fund	A	May 31, 2007

The Hartford Checks and Balances Fund	B	May 31, 2007
The Hartford Checks and Balances Fund	C	May 31, 2007
The Hartford Conservative Allocation Fund	A	May 19, 2004
The Hartford Conservative Allocation Fund	B	May 19, 2004
The Hartford Conservative Allocation Fund	C	May 19, 2004

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Disciplined Equity Fund	A	April 30, 1998
The Hartford Disciplined Equity Fund	B	April 30, 1998
The Hartford Disciplined Equity Fund	C	July 31, 1998
The Hartford Disciplined Equity Fund	R3	August 2, 2006
The Hartford Disciplined Equity Fund	R4	August 2, 2006
The Hartford Disciplined Equity Fund	R5	August 2, 2006
The Hartford Dividend and Growth Fund	A	July 22, 1996
The Hartford Dividend and Growth Fund	B	July 22, 1996
The Hartford Dividend and Growth Fund	C	July 31, 1998
The Hartford Dividend and Growth Fund	R3	August 2, 2006
The Hartford Dividend and Growth Fund	R4	August 2, 2006
The Hartford Dividend and Growth Fund	R5	August 2, 2006
The Hartford Equity Growth Allocation Fund, (formerly The Hartford Aggressive Growth Allocation Fund)	A	May 19, 2004
The Hartford Equity Growth Allocation Fund, (formerly The Hartford Aggressive Growth Allocation Fund)	B	May 19, 2004
The Hartford Equity Growth Allocation Fund, (formerly The Hartford Aggressive Growth Allocation Fund)	C	May 19, 2004
The Hartford Equity Income Fund	A	August 28, 2003
The Hartford Equity Income Fund	B	August 28, 2003
The Hartford Equity Income Fund	C	August 28, 2003
The Hartford Equity Income Fund	R3	August 2, 2006
The Hartford Equity Income Fund	R4	August 2, 2006
The Hartford Equity Income Fund	R5	August 2, 2006
The Hartford Floating Rate Fund	A	April 29, 2005
The Hartford Floating Rate Fund	B	April 29, 2005
The Hartford Floating Rate Fund	C	April 29, 2005
The Hartford Fundamental Growth Fund, (formerly The Hartford Focus Fund)	A	April 30, 2001
The Hartford Fundamental Growth Fund, formerly The Hartford Focus Fund)	B	April 30, 2001
The Hartford Fundamental Growth Fund, (formerly The Hartford Focus Fund)	C	April 30, 2001
The Hartford Global Communications Fund	A	October 30, 2000
The Hartford Global Communications Fund	B	October 30, 2000
The Hartford Global Communications Fund	C	October 30, 2000
The Hartford Global Enhanced Dividend Fund	A	November 30, 2007
The Hartford Global Enhanced Dividend Fund	B	November 30, 2007
The Hartford Global Enhanced Dividend Fund	C	November 30, 2007
The Hartford Global Enhanced Dividend Fund	R3	November 30, 2007
The Hartford Global Enhanced Dividend Fund	R4	November 30, 2007
The Hartford Global Enhanced Dividend Fund	R5	November 30, 2007

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Global Equity Fund	A	March 1, 2008
The Hartford Global Equity Fund	B	March 1, 2008
The Hartford Global Equity Fund	C	March 1, 2008
The Hartford Global Equity Fund	R3	March 1, 2008
The Hartford Global Equity Fund	R4	March 1, 2008
The Hartford Global Equity Fund	R5	March 1, 2008
The Hartford Global Financial Services Fund	A	October 30, 2000
The Hartford Global Financial Services Fund	B	October 30, 2000
The Hartford Global Financial Services Fund	C	October 30, 2000
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	A	September 30, 1998
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	B	September 30, 1998
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	C	September 30, 1998
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	R3	August 2, 2006
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	R4	August 2, 2006
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	R5	August 2, 2006
The Hartford Global Health Fund	A	April 27, 2000
The Hartford Global Health Fund	B	April 27, 2000
The Hartford Global Health Fund	C	April 27, 2000
The Hartford Global Health Fund	R3	August 2, 2006
The Hartford Global Health Fund	R4	August 2, 2006
The Hartford Global Health Fund	R5	August 2, 2006
The Hartford Global Technology Fund	A	April 27, 2000
The Hartford Global Technology Fund	B	April 27, 2000
The Hartford Global Technology Fund	C	April 27, 2000
The Hartford Growth Allocation Fund	A	May 19, 2004
The Hartford Growth Allocation Fund	B	May 19, 2004
The Hartford Growth Allocation Fund	C	May 19, 2004
The Hartford High Yield Fund	A	September 30, 1998
The Hartford High Yield Fund	B	September 30, 1998
The Hartford High Yield Fund	C	September 30, 1998
The Hartford High Yield Municipal Bond Fund	A	May 31, 2007
The Hartford High Yield Municipal Bond Fund	B	May 31, 2007
The Hartford High Yield Municipal Bond Fund	C	May 31, 2007
The Hartford Income Fund	A	October 31, 2002
The Hartford Income Fund	B	October 31, 2002
The Hartford Income Fund	C	October 31, 2002

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>

The Hartford Income Allocation Fund	A	May 19, 2004
The Hartford Income Allocation Fund	B	May 19, 2004
The Hartford Income Allocation Fund	C	May 19, 2004
The Hartford Inflation Plus Fund	A	October 31, 2002
The Hartford Inflation Plus Fund	B	October 31, 2002
The Hartford Inflation Plus Fund	C	October 31, 2002
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	A	April 30, 2001
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	B	April 30, 2001
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	C	April 30, 2001
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	R3	August 2, 2006
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	R4	August 2, 2006
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	R5	August 2, 2006
The Hartford International Opportunities Fund	A	July 22, 1996
The Hartford International Opportunities Fund	B	July 22, 1996
The Hartford International Opportunities Fund	C	July 31, 1998
The Hartford International Opportunities Fund	R3	August 2, 2006
The Hartford International Opportunities Fund	R4	August 2, 2006
The Hartford International Opportunities Fund	R5	August 2, 2006
The Hartford International Small Company Fund	A	April 30, 2001
The Hartford International Small Company Fund	B	April 30, 2001
The Hartford International Small Company Fund	C	April 30, 2001
The Hartford LargeCap Growth Fund	A	November 30, 2006
The Hartford LargeCap Growth Fund	B	November 30, 2006
The Hartford LargeCap Growth Fund	C	November 30, 2006
The Hartford MidCap Fund	A	July 22, 1996
The Hartford MidCap Fund	B	July 22, 1996
The Hartford MidCap Fund	C	July 31, 1998
The Hartford MidCap Growth Fund, (formerly The Hartford Select MidCap Growth Fund)	A	February 8, 2006
The Hartford MidCap Growth Fund, (formerly The Hartford Select MidCap Growth Fund)	B	February 8, 2006
The Hartford MidCap Growth Fund, (formerly The Hartford Select MidCap Growth Fund)	C	February 8, 2006
The Hartford MidCap Value Fund	A	April 30, 2001
The Hartford MidCap Value Fund	B	April 30, 2001
The Hartford MidCap Value Fund	C	April 30, 2001

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Money Market Fund	A	July 22, 1996
The Hartford Money Market Fund	B	July 22, 1996
The Hartford Money Market Fund	C	July 31, 1998
The Hartford Retirement Income Fund	A	September 30, 2005
The Hartford Retirement Income Fund	B	September 30, 2005
The Hartford Retirement Income Fund	C	September 30, 2005

The Hartford Retirement Income Fund	R3	August 2, 2006
The Hartford Retirement Income Fund	R4	August 2, 2006
The Hartford Retirement Income Fund	R5	August 2, 2006
The Hartford Select MidCap Value Fund	A	April 29, 2005
The Hartford Select MidCap Value Fund	B	April 29, 2005
The Hartford Select MidCap Value Fund	C	April 29, 2005
The Hartford Select SmallCap Value Fund	A	February 8, 2006
The Hartford Select SmallCap Value Fund	B	February 8, 2006
The Hartford Select SmallCap Value Fund	C	February 8, 2006
The Hartford Short Duration Fund	A	October 31, 2002
The Hartford Short Duration Fund	B	October 31, 2002
The Hartford Short Duration Fund	C	October 31, 2002
The Hartford Small Company Fund	A	July 22, 1996
The Hartford Small Company Fund	B	July 22, 1996
The Hartford Small Company Fund	C	July 31, 1998
The Hartford Small Company Fund	R3	August 2, 2006
The Hartford Small Company Fund	R4	August 2, 2006
The Hartford Small Company Fund	R5	August 2, 2006
The Hartford Stock Fund	A	July 22, 1996
The Hartford Stock Fund	B	July 22, 1996
The Hartford Stock Fund	C	July 31, 1998
The Hartford Strategic Income Fund	A	May 31, 2007
The Hartford Strategic Income Fund	B	May 31, 2007
The Hartford Strategic Income Fund	C	May 31, 2007
The Hartford Target Retirement 2010 Fund	A	September 30, 2005
The Hartford Target Retirement 2010 Fund	B	September 30, 2005
The Hartford Target Retirement 2010 Fund	C	September 30, 2005
The Hartford Target Retirement 2010 Fund	R3	August 2, 2006
The Hartford Target Retirement 2010 Fund	R4	August 2, 2006
The Hartford Target Retirement 2010 Fund	R5	August 2, 2006
The Hartford Target Retirement 2020 Fund	A	September 30, 2005
The Hartford Target Retirement 2020 Fund	B	September 30, 2005
The Hartford Target Retirement 2020 Fund	C	September 30, 2005
The Hartford Target Retirement 2020 Fund	R3	May 10, 2006
The Hartford Target Retirement 2020 Fund	R4	May 10, 2006
The Hartford Target Retirement 2020 Fund	R5	May 10, 2006

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Target Retirement 2030 Fund	A	September 30, 2005
The Hartford Target Retirement 2030 Fund	B	September 30, 2005
The Hartford Target Retirement 2030 Fund	C	September 30, 2005
The Hartford Target Retirement 2030 Fund	R3	August 2, 2006
The Hartford Target Retirement 2030 Fund	R4	August 2, 2006
The Hartford Target Retirement 2030 Fund	R5	August 2, 2006
The Hartford Tax-Free California Fund	A	October 31, 2002
The Hartford Tax-Free California Fund	B	October 31, 2002
The Hartford Tax-Free California Fund	C	October 31, 2002
The Hartford Tax-Free New York Fund	A	October 31, 2002
The Hartford Tax-Free New York Fund	B	October 31, 2002

The Hartford Tax-Free New York Fund	C	October 31, 2002
The Hartford Total Return Bond Fund	A	July 22, 1996
The Hartford Total Return Bond Fund	B	July 22, 1996
The Hartford Total Return Bond Fund	C	July 31, 1999
The Hartford Total Return Bond Fund	R3	August 2, 2006
The Hartford Total Return Bond Fund	R4	August 2, 2006
The Hartford Total Return Bond Fund	R5	August 2, 2006
The Hartford Value Fund	A	April 30, 2001
The Hartford Value Fund	B	April 30, 2001
The Hartford Value Fund	C	April 30, 2001
The Hartford Value Fund	R3	August 2, 2006
The Hartford Value Fund	R4	August 2, 2006
The Hartford Value Fund	R5	August 2, 2006

</TABLE>

ARTICLE II. DISTRIBUTION AND SERVICE EXPENSES

Each Fund shall pay to the Distributor a fee in the amount specified in Article III hereof. Such fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of the applicable Class of shares of the Funds, including, but not limited to the payment of Distribution Expenses (as defined below) and Service Expenses (as defined below). Distribution Expenses include, but are not limited to, (a) payment of initial and ongoing commissions and other payments to brokers, dealers, financial institutions or others who sell each Fund's shares; (b) compensation to employees of the Distributor; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of the Distributor incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, advertisements and other distribution-related expenses (including personnel of the Distributor).

"Service Expenses" shall mean fees for activities covered by the definition of "service fee" contained in Article III, Section 26(b) of the Rules of Fair Practice of the National Association of Securities Dealers, Inc., which provides that service fees shall mean payments by an investment company for personal service and/or the maintenance of shareholder accounts.

ARTICLE III. MAXIMUM EXPENDITURES

CLASS A SHARES

<PAGE>

The expenditures to be made by each Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by each Fund, and in no event shall such expenditures exceed 0.35% of the average daily net asset value of the Class A shares of any Fund (determined in accordance with each Fund's prospectus as from time to time in effect) on an annual basis to cover Distribution Expenses and Service Expenses. Up to 0.25% may be used to cover Service Expenses. All such expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine.

CLASS B AND C SHARES

The expenditures to be made by each Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by each Fund, and in no event shall such expenditures exceed 1.00% of the average daily net asset value of the Class B shares or Class C shares, as applicable, of any Fund (determined in accordance with each Fund's prospectus as from time to time in effect) on an annual basis to cover Distribution Expenses and Service Expenses. Up to 0.25% may be used to cover Service Expenses. All such expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine.

CLASS R3, R4 and R5 SHARES

The expenditures to be made by each Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by each Fund, and in no event shall such expenditures exceed 1.00% of the average daily net asset value of the Class R3 shares or Class R4 shares or Class R5 shares, as applicable, of any Fund (determined in accordance with each Fund's prospectus as from time to time in effect) on an annual basis to cover Distribution Expenses and Service Expenses. Up to 0.25% may be used to cover Service Expenses. All such expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine.

ARTICLE IV. EXPENSES BORNE BY THE FUNDS

Notwithstanding any other provision of this Plan, the Company, each Fund and its administrator, may bear the respective expenses to be borne by them under any administrative services agreement, as from time to time in effect under the Company's current prospectus. Except as otherwise contemplated by this Plan, the Company, and each Fund shall not, directly or indirectly, engage in financing any activity which is primarily intended to or should reasonably result in the sale of shares of any Fund.

It is recognized that the costs of distributing Fund's shares may exceed the sum of all sales charges collected on sales of Fund shares. In view of this, if and to the extent that any investment management and administration fees paid by a fund might be considered as indirectly financing any activity which is primarily intended to result in the sale of the Fund's shares, the payment by that Fund of such fees hereby is authorized under this Plan.

ARTICLE V. APPROVAL BY BOARD OF DIRECTORS, SHAREHOLDERS

This Plan shall not be effective with respect to any class of shares of a Fund unless: (a) this Plan has been approved by the vote of the majority of the outstanding voting shares of such class, if this Plan is adopted for such class after any public offering of the shares of such class or the sale of shares of such class to persons who are not affiliated persons of the Company, affiliated persons of such person, a promoter of the Company, or affiliated persons of such promoters; and (b) this Plan, together with any related agreements, has been approved for such class, by votes cast in person at a meeting called for the purpose of voting on this Plan and any such related agreements, of a majority of both (i) the Directors of the Company and (ii) those directors who are not "interested persons" of the Company and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Independent Directors").

ARTICLE VI. CONTINUANCE

This Plan and any related agreement shall continue in effect with respect to each Fund from year to year provided such continuance is specifically approved at least annually in the manner provided for in Article

<PAGE>

V, clause (b).

ARTICLE VII. INFORMATION

The Distributor shall provide the Board of Directors and the Board of Directors, and, in particular, the Independent Directors, shall review, in the exercise of their fiduciary duties, at least quarterly, a written report of the amounts expended with respect to the Class A, B, C, R3, R4 and R5 shares of each Fund by the Distributor under this Plan and the Principal Underwriting Agreement and the purposes for which such expenditures were made.

ARTICLE VIII. TERMINATION

This Plan may be terminated with respect to any class of shares of a Fund (a) at any time by vote of a majority of the Independent Directors, or a majority of the applicable Fund's outstanding voting Class A, B, C, R3, R4 or R5 shares, as applicable, or (b) by the Distributor on 60 days' notice in writing to the applicable Fund(s).

Termination or discontinuance of the Plan with respect to one Fund shall not affect the continued effectiveness of this Plan with respect to the shares or classes of any other Fund.

ARTICLE IX. AGREEMENTS

Each agreement with any person relating to implementation of this Plan shall be in writing, and each agreement related to this Plan shall provide:

(a) That, with respect to each Fund, such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Directors or by vote of a majority of the Fund's then outstanding voting Class A, B, C, R3, R4 or R5 shares, as applicable.

(b) That such agreement shall terminate automatically in the event of its assignment.

ARTICLE X. AMENDMENTS

This Plan may not be amended to increase materially the maximum amount of the fees payable by any Fund hereunder without the approval of a majority of the outstanding voting Class A, B, C, R3, R4 or R5 shares, as applicable, of the applicable Fund. No material amendment to the Plan shall, in any event, be effective unless it is approved by the Board of Directors in the same manner as is provided for in Article V.

ARTICLE XI. PRESERVATION OF DOCUMENTS

The Company shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made to the Board for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

ARTICLE XII. LIMITATION OF LIABILITY

No Fund of the Company shall be responsible for the obligations of any other Fund of the Company.

ARTICLE XIII. SELECTION OF DIRECTORS

While this Plan is in effect, the selection and nomination of Directors who are not interested persons of the Company shall be committed to the discretion of the Board of Directors who are not interested persons of the Company.

ARTICLE XIV. DEFINED TERMS

<PAGE>

As used in this Plan, the terms "majority of the outstanding voting shares" shall have the same meaning as the phrase "majority of the outstanding voting securities" has in the Act, and the phrases "interested person" and "assignment" shall have the same meaning as those phrases have in the Act.

Adoption Date: 08.02.06

</TEXT>
</DOCUMENT>

EXHIBIT 5

<DOCUMENT>
<TYPE>EX-99.M
<SEQUENCE>7
<FILENAME>b64254a1exv99wm.txt
<DESCRIPTION>AMENDED AND RESTATED RULE 12B-1 DISTRIBUTION PLAN FOR CLASS A, CLASS B AND CLASS C SHARES
<TEXT>
<PAGE>

Exhibit M

THE HARTFORD MUTUAL FUNDS II, INC.

PLAN OF DISTRIBUTION

This Plan of Distribution (the "Plan") is adopted pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (as amended, the "1940 Act") by The Hartford Mutual Funds II, Inc. for and on behalf of each class (each class is referred to hereinafter as a "Class") of each series (each series is referred to hereinafter as a "Series") of the Fund. The Series of the Fund and each Class of those Series that currently have adopted this Plan, and the effective dates of such adoption, are as follows:

The Hartford Mutual Funds II, Inc.

<TABLE>

<S>	<C>
The Hartford Small-Cap Growth Fund(1), Class A	March 1, 2002
The Hartford Small-Cap Growth Fund, Class B	March 1, 2002
The Hartford Small-Cap Growth Fund, Class C	March 1, 2002
The Hartford Small-Cap Growth Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Small-Cap Growth Fund, Class L	January 31, 1992
The Hartford Small-Cap Growth Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Small-Cap Growth Fund, Class N	November 14, 1994
(reclassified a Class L effective February 12, 2007)	
The Hartford Small-Cap Growth Fund, Class R3	August 2, 2006
The Hartford Small-Cap Growth Fund, Class R4	August 2, 2006
The Hartford Small-Cap Growth Fund, Class R5	August 2, 2006
The Hartford Growth Fund(2), Class A	March 1, 2002
The Hartford Growth Fund, Class B	March 1, 2002
The Hartford Growth Fund, Class C	March 1, 2002
The Hartford Growth Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Fund, Class L	January 31, 1992
The Hartford Growth Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Fund, Class R3	August 2, 2006
The Hartford Growth Fund, Class R4	August 2, 2006
The Hartford Growth Fund, Class R5	August 2, 2006
The Hartford Value Opportunities Fund(3), Class A	March 1, 2002
The Hartford Value Opportunities Fund, Class B	March 1, 2002
The Hartford Value Opportunities Fund, Class C	March 1, 2002

</TABLE>

----

(1) Formerly Fortis Capital Appreciation Portfolio, a series of Fortis Advantage Portfolios, Inc.

(2) Formerly Fortis Capital Fund, a series of Fortis Equity Portfolios, Inc.

(3) Formerly Fortis Value Fund, a series of Fortis Equity Portfolios, Inc.

<PAGE>

<TABLE>

<S>	<C>
The Hartford Value Opportunities Fund, Class H	January 1, 1996
(reclassified as Class L effective February 12, 2007)	
The Hartford Value Opportunities Fund, Class L	January 1, 1996
The Hartford Value Opportunities Fund, Class M	January 1, 1996

(reclassified as Class L effective February 12, 2007)	
The Hartford Value Opportunities Fund, Class N	January 1, 1996
(reclassified as Class L effective February 12, 2007)	
The Hartford Value Opportunities Fund, Class R3	August 2, 2006
The Hartford Value Opportunities Fund, Class R4	August 2, 2006
The Hartford Value Opportunities Fund, Class R5	August 2, 2006
The Hartford Growth Opportunities Fund,(4) Class A	March 1, 2002
The Hartford Growth Opportunities Fund, Class B	March 1, 2002
The Hartford Growth Opportunities Fund, Class C	March 1, 2002
The Hartford Growth Opportunities Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Opportunities Fund, Class L	January 31, 1992
The Hartford Growth Opportunities Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Opportunities Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Opportunities Fund, Class R3	August 2, 2006
The Hartford Growth Opportunities Fund, Class R4	August 2, 2006
The Hartford Growth Opportunities Fund, Class R5	August 2, 2006
The Hartford U.S. Government Fund,(5) Class A	March 1, 2002
The Hartford U.S. Government Fund, Class B	March 1, 2002
The Hartford U.S. Government Fund, Class C	March 1, 2002
The Hartford U.S. Government Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford U.S. Government Fund, Class L	November 14, 1994
The Hartford U.S. Government Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford U.S. Government Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free National Fund,(6) Class A	March 1, 2002
The Hartford Tax-Free National Fund, Class B	March 1, 2002
The Hartford Tax-Free National Fund, Class C	March 1, 2002
The Hartford Tax-Free National Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free National Fund, Class L	November 14, 1994
The Hartford Tax-Free National Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	

</TABLE>

----

(4) Formerly Fortis Growth Fund, Inc.

(5) Formerly Fortis U.S. Securities Fund, a series of Fortis Income Portfolios, Inc.

(6) Formerly National Portfolio, a series of Fortis Tax-Free Portfolios, Inc.

<PAGE>

<TABLE>

<S>	<C>
The Hartford Tax-Free National Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free Minnesota Fund,(7) Class A	March 1, 2002
The Hartford Tax-Free Minnesota Fund, Class B	March 1, 2002
The Hartford Tax-Free Minnesota Fund, Class C	March 1, 2002
The Hartford Tax-Free Minnesota Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free Minnesota Fund, Class L	November 14, 1994
The Hartford Tax-Free Minnesota Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free Minnesota Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	

</TABLE>

Classes H, M and N were reclassified as Class L shares on February 12, 2007. For former Classes H, M and N, this Plan constitutes an amended and restated plan of distribution due to their reclassification to Class L. Former Classes H, M and N are now subject to the Class L plan of distribution.

Classes L, M and N were Classes A, B and C until March 1, 2002 when they were renamed to Classes L, M and N.

Each Series also issues Class Y shares. Prior to February 12, 2007, Fortis Growth Opportunities Fund also issued Class Z shares; and The Hartford Tax-Free National Fund and The Hartford Tax-Free Minnesota Fund also issued Class E shares. Classes E and Z were reclassified as Class Y shares on February 12, 2007. Class Y does not have 12b-1 fees.

1. Compensation

CLASS A

Class A of each Series is obligated to pay the principal underwriter of the Fund's shares, Hartford Investment Financial Services Company ("HIFSCO"), a total fee in connection with the distribution-related services provided in respect of said Class A and in connection with the servicing of shareholder accounts of said Class A. This fee shall be calculated and payable monthly at an annual rate of .35% of said Class A's average daily net assets. All or any portion of such total fee may be payable as a Distribution Fee, and all or any portion of such total fee may be payable as a Shareholder Servicing Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, all of such fee shall be designated and payable as a Distribution Fee.

CLASS L

Class L (which includes, effective February 12, 2007, former Classes H, M and N) of each Series is obligated to pay HIFSCO a total fee in connection with the distribution-related services

----

(7) Formerly Minnesota Portfolio, a series of Fortis Tax-Free Portfolios, Inc.

<PAGE>

provided in respect of said Class L and in connection with the servicing of shareholder accounts of said Class L. This fee shall be calculated and payable monthly and, with the exception of The Hartford Small-Cap Growth Fund, at an annual rate of .25% of said Class L's average daily net assets. With regard to The Hartford Small-Cap Growth Fund the annual rate shall be .45% of average daily net assets. All or any portion of such total fee may be payable as a Distribution Fee, and all or any portion of such total fee may be payable as a Shareholder Servicing Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, all of such fee shall be designated and payable as a Distribution Fee.

CLASS B AND CLASS C

Each of Class B and Class C of each Series is obligated to pay HIFSCO a total fee in connection with the servicing of shareholder accounts of said Class B and Class C (as applicable) and in connection with distribution-related services provided in respect of said Class B and Class C (as applicable), calculated and payable monthly, at the annual rate of 1.00% of the value of said Class B's and Class C's (as applicable) average daily net assets. All or any portion of such total fee may be payable as a Shareholder Servicing Fee, and all or any portion of such total fee may be payable as a Distribution Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, .25% per annum of each Class B's and Class C's average net assets shall be designated and payable as a Shareholder Servicing Fee and the remainder of such fee shall be designated as a Distribution Fee.

CLASS R3, R4 AND R5 SHARES

Each of Class R3, Class R4 and Class R5 of each Series is obligated to pay HIFSCO a total fee in connection with the distribution-related services provided in respect of said Class R3, Class R4 and Class R5 (as applicable) and in connection with the servicing of shareholder accounts of said Class R3, Class R4 and Class R5 (as applicable). This fee shall be calculated and payable monthly at the annual rate of up to 1.00% of the value of said Class R3's, Class R4's, and Class R5's (as applicable) average daily net assets. All or any portion of such total fee may be payable as a Shareholder Servicing Fee, and all or any portion of such total fee may be payable as a Distribution Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, 0.25% per annum of each Class R3's, Class R4's, and Class R5's, average net assets may be designated and payable as a Shareholder Servicing Fee and the remainder of any such fee may be designated as a Distribution Fee.

2. Expenses Covered by the Plan

(a) Except as qualified herein, the Distribution Fee may be used by HIFSCO for the purpose of financing any activity which is primarily intended to result in the sale of Class shares. For example, such Distribution Fee may be used by HIFSCO: (a) for payment of initial and ongoing commissions and other payments to brokers, dealers, financial institutions or others who sell each Fund's shares; (b) compensation to employees of the Distributor; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of the Distributor incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; (d) the costs of preparation, printing and mailing of reports used for sales literature and related

<PAGE>

expenses, advertisements and other distribution-related expenses (including personnel of the Distributor).

(b) The Shareholder Servicing Fee may be used by HIFSCO to provide compensation for ongoing servicing and/or maintenance of shareholder accounts with each applicable Class of the Series. Compensation may be paid by HIFSCO to persons, including employees of HIFSCO, and institutions who respond to inquiries of shareholders of each applicable Class regarding their ownership of shares of their accounts with the Series or who provide other administrative or accounting services not otherwise required to be provided by the Fund's investment adviser, transfer agent or other agent of the Fund.

(c) Payments under the Plan are not tied exclusively to the expenses for shareholder servicing and distribution related activities actually incurred by HIFSCO, so that such payments may exceed expenses actually incurred by HIFSCO. The Funds' Board of Directors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by HIFSCO and amounts it receives under the Plan.

3. Additional Payment by HIFSCO

The Fund's investment adviser, HIFSCO, in its roles as the Fund's investment adviser and/or the principal underwriter of the Fund may, at its option and in its sole discretion, make payments from its own resources to cover the costs of additional distribution and shareholder servicing activities.

4. Approval by Shareholders

If the Plan is adopted after the first public offering of the securities of a Class or the sale of such securities to persons who are not affiliated persons of the Fund or affiliates of such persons, promoters of the Fund or affiliated persons of such promoters, the Plan will not take effect with respect to that Class of a Series, and no fee will be payable in accordance with Section 1 of the Plan, until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of such Class.

5. Approval by Directors

Neither the Plan nor any related agreement will take effect until approved by a majority vote of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the "Independent Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

6. Continuance of the Plan

The Plan will continue in effect from year to year so long as its continuance is specifically approved annually by vote of the Fund's Board of Directors in the manner described in Section 5 above.

<PAGE>

7. Termination

The Plan may be terminated at any time with respect to any Class of a Series, without penalty, by vote of a majority of the Independent Directors or by vote of a majority of the outstanding voting securities of such Class.

8. Amendments

The Plan may not be amended with respect to any Class of a Series to increase materially the amount of fees payable pursuant to the Plan, as described in Section 1 above, unless the amendment is approved by a vote of at least a majority of the outstanding voting securities of that Class (and, if applicable, of any other affected Class or Classes), and all material amendments to the Plan must also be approved by the Fund's Board of Directors in the manner described in Section 5 above.

9. Selection of Certain Directors

While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

10. Independent Counsel to the Disinterested Directors

While the Plan is in effect, any person who acts as legal counsel for the disinterested Fund Directors will be an independent legal counsel.

11. Written Reports

In each year during which the Plan remains in effect, HIFSCO and any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Directors, and the Board will review at least quarterly, written reports, complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

12. Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 11 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

13. Meaning of Certain Terms

As used in the Plan, the terms "interested person," "affiliated person," "independent legal counsel" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Fund under the 1940 Act by the Securities and Exchange Commission.

<PAGE>

14. Maximum Aggregate Sales Charge Calculations

In calculating the "remaining amount" under National Association of Securities Dealers, Inc. ("NASD") Rule 2830(d) for purposes of determining the maximum aggregate sales charge for each Class of each Series, the Fund is authorized to transfer a portion of the "remaining amount" of a Class in the event of an exchange between that Class and another Class of the same Fund or the other Funds. However, such a transfer of the "remaining amount" must be conducted in accordance with Rule 2830(d), and any subsequent amendments to such Section, as well as any interpretations of such Rule by the NASD.

Adoption Date: 08.02.06
Effective Date: 02.12.07

EXHIBIT 6

<DOCUMENT>
<TYPE>EX-99.G
<SEQUENCE>3
<FILENAME>b64571evexv99wg.txt
<DESCRIPTION>MASTER CUSTODIAN AGREEMENT
<TEXT>
<PAGE>

EXHIBIT G

EXECUTION COPY

MASTER CUSTODIAN CONTRACT

This Master Custodian Contract (this "Contract") is made as of February 8, 2007 by and among each registered investment company identified on the signature page hereto (each such investment company and each investment company subsequently made subject to this Contract in accordance with Section 21.1 below, shall hereinafter be referred to as a "FUND" and references made herein to "the Fund" shall be deemed references to each Fund), and STATE STREET BANK and TRUST COMPANY, a Massachusetts trust company (the "CUSTODIAN").

WITNESSETH:

WHEREAS, each Fund is authorized to issue shares of common stock or shares of beneficial interest in separate series ("SHARES"), with each such series representing interests in a separate portfolio of securities and other assets; and

WHEREAS, each Fund intends that this Contract be applicable to each of its series set forth on Appendix A hereto (such series together with all other series subsequently established by the Fund and made subject to this Contract in accordance with Section 21.2 below, shall hereinafter be referred to as the "PORTFOLIOS");

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1. Employment of Custodian and Property to be Held by It

Each Fund hereby employs the Custodian as a custodian of assets of the Portfolios, including securities which the Fund, on behalf of the applicable Portfolios, desires to be held in places within the United States ("DOMESTIC SECURITIES") and securities it desires to be held outside the United States ("FOREIGN SECURITIES"). Each Fund on behalf of the Portfolios agrees to deliver to the Custodian all securities and cash of the Portfolios, and all payments of income, payments of principal or capital distributions received by it with respect to all securities owned by the Portfolios from time to time, and the cash consideration received by it for such new or treasury shares of capital stock of the Fund representing Shares as may be issued or sold from time to time. The Custodian shall not be responsible for any property of a Portfolio which is not received by it or which is delivered out in accordance with Proper Instructions (as such term is defined in Article 9 hereof) including, without limitation, Portfolio property (i) held by brokers, private bankers or other entities on behalf of the Portfolio (each a "LOCAL AGENT"), (ii) held by Special Sub-Custodians (as such term is defined in Article 6 hereof), or (iii) held by entities which have advanced monies to or on behalf of the Portfolio and which have received Portfolio property as security for such advances (each a "PLEDGEE"). With respect to uncertificated shares (the "UNDERLYING SHARES") of registered "investment companies" (as defined in Section 3(a)(1) of the Investment Company Act of 1940, as amended from time to time (the "1940 ACT")), whether in the same "group of investment companies" (as defined in Section 12(d)(1)(G)(ii) of

<PAGE>

the 1940 Act) or otherwise, including pursuant to Section 12(d)(1)(F) of the 1940 Act (hereinafter sometimes referred to as the "UNDERLYING PORTFOLIOS") the holding of confirmation statements that identify the shares as being recorded in the Custodian's name on behalf of the Portfolios will be deemed custody for purposes hereof.

Upon receipt of Proper Instructions, the Custodian shall on behalf of the applicable Portfolios from time to time employ one or more sub-custodians, located in the United States as approved by the Board; provided, however, that the Custodian shall have no more or less responsibility or liability to the Funds on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Custodian. The Custodian may place and maintain each Portfolio's foreign securities with foreign banking institution sub-custodians employed by the Custodian and/or foreign securities depositories, all as designated in Schedules A and B hereto, but only in accordance with the applicable provisions of Articles 3 and 4 hereof.

2. Duties of the Custodian with Respect to Property of the Fund Held By the Custodian in the United States

2.1 Holding Securities. The Custodian shall hold and physically segregate for the account of each Portfolio all non-cash property to be held by it in the United States including all domestic securities owned by such Portfolio, other than (a) securities which are maintained pursuant to Section 2.9 in a clearing agency which acts as a securities depository or in a book-entry system authorized by the U.S. Department of the Treasury and certain federal agencies (each, a "U.S. SECURITIES SYSTEM") and (b) Underlying Shares owned by each Fund which are maintained pursuant to Section 2.11 hereof in an account with State Street Bank and Trust Company or such other entity which may from time to time act as a transfer agent for the Underlying Portfolios (the "UNDERLYING TRANSFER AGENT").

2.2 Delivery of Securities. The Custodian shall release and deliver domestic securities owned by a Portfolio held by the Custodian in a U.S. Securities System account of the Custodian only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

1) Upon sale of such securities for the account of the Portfolio and receipt of payment therefor;

2) Upon the receipt of payment in connection with any repurchase agreement related to such securities entered into by the Portfolio;

3) In the case of a sale effected through a U.S. Securities System, in accordance with the provisions of Section 2.9 hereof;

4) To the depository agent in connection with tender or other similar offers for securities of the Portfolio;

<PAGE>

5) To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

6) To the issuer thereof, or its agent, for transfer into the name of the Portfolio or into the name of any nominee or nominees of the Custodian or into the name or nominee name of any agent appointed pursuant to Section 2.8 or into the name or nominee name of any sub-custodian appointed pursuant to Article 1; or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to the Custodian;

7) Upon the sale of such securities for the account of the Portfolio, to the broker or its clearing agent, against a receipt, for examination in accordance with "street delivery" custom; provided that in any such case, the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian's

own negligence or willful misconduct;

8) For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

9) In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

10) For delivery in connection with any loans of securities made by the Portfolio;

11) For delivery as security in connection with any borrowings by the Fund on behalf of the Portfolio requiring a pledge of assets by the Fund on behalf of the Portfolio, but only against receipt of amounts borrowed;

12) For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and a member of The National Association of Securities Dealers, Inc. ("NASD"), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund on behalf of a Portfolio;

<PAGE>

13) For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian, and a Futures Commission Merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission (the "CFTC") and/or any contract market, or any similar organization or organizations, regarding account deposits in connection with transactions by the Portfolio of the Fund;

14) Upon receipt of instructions from the transfer agent ("TRANSFER AGENT") for the Fund, for delivery to such Transfer Agent or to the holders of shares in connection with distributions in kind, as may be described from time to time in the currently effective prospectus and statement of additional information of the Fund, related to the Portfolio ("PROSPECTUS"), in satisfaction of requests by holders of Shares for repurchase or redemption; and

15) Upon the sale or other delivery of such securities (including, without limitation, to one or more (a) Special Sub-Custodians or (b) additional custodians appointed by the Fund, and communicated to the Custodian from time to time via a writing duly executed by an authorized officer of the Fund, for the purpose of engaging in repurchase agreement or securities lending transactions, each a "REPO CUSTODIAN"), and prior to receipt of payment therefor, as set forth in written Proper Instructions (such delivery in advance of payment, along with payment in advance of delivery made in accordance with Section 2.6(7), as applicable, shall each be referred to herein as a "FREE TRADE"), provided that such Proper Instructions shall set forth (a) the securities of the Portfolio to be delivered and (b) the person(s) to whom delivery of such securities shall be made;

16) For delivery as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund on behalf of the Portfolio; and

17) In the case of a sale processed through the Underlying Transfer Agent of Underlying Shares, in accordance with Section 2.11 hereof; and

18) For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio specifying (a) the securities of the Portfolio to be delivered and (b) the person or persons to whom delivery of such securities shall be made.

2.3 Registration of Securities. Domestic securities held by the Custodian (other than bearer securities) shall be registered in the name of the Portfolio or in the name of any nominee of a Fund on behalf of the Portfolio or of any nominee of the Custodian which nominee shall be assigned exclusively to the Portfolio, unless the Fund has authorized in writing the appointment of a nominee to be used in common with other registered investment companies having the same investment adviser as the Portfolio, or in the name or nominee name of any agent appointed pursuant to Section 2.8 or in the name or nominee name of any sub-custodian appointed pursuant to Article 1. All securities accepted by the Custodian on behalf of the Portfolio under the terms of this Contract shall be in "street name" or other

<PAGE>

good delivery form. If, however, a Fund directs the Custodian to maintain securities in "street name", the Custodian shall utilize its best efforts only to timely collect income due the Fund on such securities and to notify the Fund on a best efforts basis only of relevant corporate actions including, without limitation, pendency of calls, maturities, tender or exchange offers.

2.4 Bank Accounts. The Custodian shall open and maintain a separate bank account or accounts in the United States in the name of each Portfolio of each Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Contract, and shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Portfolio, other than cash maintained by the Portfolio in a bank account established and used in accordance with Rule 17f-3 under the 1940 Act. Funds held by the Custodian for a Portfolio may be deposited by it to its credit as Custodian in the banking department of the Custodian or in such other banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under the 1940 Act and that each such bank or trust company and the funds to be deposited with each such bank or trust company shall on behalf of each applicable Portfolio be approved by vote of a majority of the Board of Directors of the applicable Fund (in each case, the "BOARD"). Such funds shall be deposited by the Custodian in its capacity as Custodian and shall be withdrawable by the Custodian only in that capacity.

2.5 Collection of Income. Except with respect to Portfolio property released and delivered pursuant to Section 2.2(10) or 2.2(15) or purchased pursuant to Section 2.6(7), and subject to the provisions of Section 2.3, the Custodian shall collect on a timely basis all income and other payments with respect to registered domestic securities held hereunder to which each Portfolio shall be entitled either by law or pursuant to contract or custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer domestic securities if, on the date of payment by the issuer, such securities are held by the Custodian or its agent thereof. Without limiting the generality of the foregoing, the Custodian shall detach and present for payment all coupons and other income items requiring presentation as and when they become due and shall collect interest when due on securities held hereunder. The Custodian shall credit income to the Portfolio as such income is received or in accordance with Custodian's then current payable date income schedule. Any credit to the Portfolio in advance of receipt may be reversed when the Custodian determines that payment will not occur in due course and the Portfolio may be charged at the Custodian's applicable rate for time credited. Income on securities loaned other than from the Custodian's securities lending program shall be credited as received. Income due each Portfolio on securities loaned pursuant to the provisions of Section 2.2(10) shall be the responsibility of the applicable Fund. The Custodian will have no duty or responsibility in connection therewith, other than to provide the Fund with such information or data as may be necessary to assist the Fund in arranging for the timely delivery to the Custodian of the income to which the Portfolio is properly entitled.

<PAGE>

2.6 Payment of Fund Monies. Upon receipt of Proper Instructions on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out monies of a Portfolio in the following cases only:

1) Upon the purchase of domestic securities, options, futures contracts or options on futures contracts for the account of the Portfolio but only (a) against the delivery of such securities or evidence of title to such options, futures contracts or options on futures contracts to the Custodian (or any bank, banking firm or trust company doing business in the United States or abroad which is qualified under the 1940 Act to act as a custodian and has been designated by the Custodian as its agent for this purpose) registered in the name of the Portfolio or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer; (b) in the case of a purchase effected through a U.S. Securities System, in accordance with the conditions set forth in Section 2.9 hereof; (c) in the case of a purchase of Underlying Shares, in accordance with the conditions set forth in Section 2.11 hereof; (d) in the case of repurchase agreements entered into between the applicable Fund on behalf of the Portfolio and the Custodian, or another bank, or a broker-dealer which is a member of NASD, (i) against delivery of the securities either in certificate form or through an entry crediting the Custodian's account at the Federal Reserve Bank with such securities or (ii) against delivery of the receipt evidencing purchase by the Portfolio of securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such securities from the Portfolio or (e) for transfer to a time deposit account of the Fund in any bank, whether domestic or foreign; such transfer may be effected prior to receipt of a confirmation from a broker and/or the applicable bank pursuant to Proper Instructions from the Fund as defined in Article 9;

2) In connection with conversion, exchange or surrender of securities owned by the Portfolio as set forth in Section 2.2 hereof;

3) For the redemption or repurchase of Shares issued by the Portfolio as set forth in Article 7 hereof;

4) For the payment of any expense or liability incurred by the Portfolio, including but not limited to the following payments for the account of the Portfolio: interest, taxes, management, accounting, transfer agent and legal fees, and operating expenses of the Fund whether or not such expenses are to be in whole or part capitalized or treated as deferred expenses;

5) For the payment of any dividends on Shares of the Portfolio declared pursuant to the Fund's articles of incorporation or organization and by-laws or agreement or declaration of trust, as applicable, and Prospectus (collectively, "GOVERNING DOCUMENTS");

6) For payment of the amount of dividends received in respect of securities sold short;

<PAGE>

7) Upon the purchase of domestic securities including, without limitation, repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), and prior to receipt of such investments, as set forth in written Proper Instructions (such payment in advance of delivery, along with delivery in advance of payment made in accordance with Section 2.2(15), as applicable, shall each be referred to herein as a "FREE TRADE"), provided that such Proper Instructions shall also set forth (a) the amount of such payment and (b) the person(s) to whom such payment is made; and

8) For delivery as initial or variation margin in connection with futures or options on futures contracts entered into by a Fund on behalf of a Portfolio; and

9) For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio specifying (a) the amount of such payment and (b) the person or persons to whom such payment is to be made.

2.7 Liability for Payment in Advance of Receipt of Securities Purchased. Except as specifically stated otherwise in this Contract, in any and every case where payment for purchase of domestic securities for the account of a Portfolio is made by the Custodian in advance of receipt of the securities purchased in the absence of specific written instructions from the Fund on behalf of such Portfolio to so pay in advance, the Custodian shall be absolutely liable to the Fund for such securities to the same extent as if the securities had been received by the Custodian.

2.8 Appointment of Domestic Sub-Custodians. The Custodian may at any time or times in its discretion appoint (and may at any time remove) any other bank or trust company which is itself qualified under the 1940 Act, to act as a custodian, as its sub-custodian to carry out such custodial functions under this Article 2 as the Custodian may from time to time direct; provided, however, that the appointment of any domestic sub-custodian shall not relieve the Custodian of or in any way abrogate its responsibilities or liabilities hereunder. An Underlying Transfer Agent shall not be deemed an agent or sub-custodian of the Custodian for purposes of this Section 2.8 or any other provision of this Contract.

2.9 Deposit of Fund Assets in U.S. Securities Systems. The Custodian may deposit and/or maintain securities owned by a Portfolio in a U.S. Securities System in compliance with the conditions of Rule 17f-4 under the 1940 Act, as amended from time to time.

2.10 Segregated Account. The Custodian shall upon receipt of Proper Instructions on behalf of each applicable Portfolio establish and maintain a segregated account or accounts for and on behalf of each such Portfolio, into which account or accounts may be transferred cash and/or securities, including securities maintained in an account by the Custodian pursuant to Section 2.9 hereof, (i) in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Exchange Act and a member of the NASD (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the Commodity Futures

<PAGE>

Trading Commission or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Portfolio, (ii) for purposes of segregating cash or government securities in connection with options purchased, sold or written by the Portfolio or commodity futures contracts or options thereon purchased or sold by the Portfolio, (iii) for the purposes of compliance by the Portfolio with the procedures required by Investment Company Act Release No. 10666, or any subsequent release or releases of the Securities and Exchange Commission relating to the maintenance of segregated accounts by registered investment companies and (iv) for any other purpose but only upon receipt of and in accordance with Proper Instructions from the Fund on behalf of the applicable Portfolio.

2.11 Deposit of Fund Assets with an Underlying Transfer Agent. Underlying Shares beneficially owned by a Fund, on behalf of a Portfolio, shall be deposited and/or maintained in an account or accounts maintained with an Underlying Transfer Agent. The Custodian's responsibilities with respect thereto shall be limited to the following:

1) Upon receipt of a confirmation or statement from an Underlying Transfer Agent that such Underlying Transfer Agent is holding or maintaining Underlying Shares in the name of the Custodian (or a nominee of the Custodian) for the benefit of a Portfolio, the Custodian shall identify by book-entry that such Underlying Shares are being held by it as custodian for the benefit of the Portfolio.

2) In respect of the purchase of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall pay out monies of such Portfolio as so directed, and record such payment from the account of such Portfolio on the Custodian's books and records.

3) In respect of the sale or redemption of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall transfer such Underlying Shares as so directed, record such transfer from the account of such Portfolio on the Custodian's books and records and, upon the Custodian's receipt of the proceeds therefor, record such payment for the account of such Portfolio on the Custodian's books and records.

The Custodian shall not be liable to any Fund for any loss or damage to such Fund or any Portfolio resulting from the maintenance of Underlying Shares with an Underlying Transfer Agent except to the extent that such loss or damage results directly from the fraud, negligence or willful misconduct of the Custodian or any of its agents.

2.12 Ownership Certificates for Tax Purposes. The Custodian shall execute ownership and other certificates and affidavits for all federal and state tax purposes in connection with receipt of income or other payments with respect to domestic securities of each Portfolio held by it and in connection with transfers of securities.

2.13 Proxies. The Custodian shall, with respect to the domestic securities held hereunder, cause to be promptly executed by the registered holder of such securities, if the securities are

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registered otherwise than in the name of the Portfolio or a nominee of the Portfolio, all proxies, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Fund such proxies, all proxy soliciting materials and all notices relating to such securities.

2.14 Communications Relating to Portfolio Securities. Subject to the provisions of Section 2.3, the Custodian shall transmit promptly to the Fund for each Portfolio all written information (including, without limitation, pendency of calls and maturities of domestic securities and expirations of rights in connection therewith and notices of exercise of call and put options written by the Fund on behalf of the Portfolio and the maturity of futures contracts purchased or sold by the Portfolio) received by the Custodian from issuers of the securities being held for the Portfolio. With respect to tender or exchange offers, the Custodian shall transmit promptly to the Portfolio all written information received by the Custodian from issuers of the securities whose tender or exchange is sought and from the party (or his agents) making the tender or exchange offer. The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with domestic securities or other property of the Portfolios at any time held by it unless (i) the Custodian is in actual possession of such domestic securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power. The Custodian shall also transmit promptly to the Fund for each applicable Portfolio all written information received by the Custodian regarding any class action or other litigation in connection with Portfolio securities or other assets issued in the United States and then held, or previously held, during the term of this Contract by the Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-of-claim forms. For avoidance of doubt, upon and after the effective date of any termination of this Contract, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 2.14.

2.15 Investments in Loans. The provisions of this section shall apply with respect to Loans (as defined below).

1) For purposes of this section, the following terms shall have the following meanings:

"FINANCING DOCUMENTS" means promissory notes, mortgages, security agreements, assignment agreements, settlement agreements, participation agreements, leases and other instruments, certificates, agreements and documents (or copies thereof) constituting, evidencing, representing or otherwise relating to Loans.

"LOAN INFORMATION" for a Loan means (i) the Financing Documents, (ii) the Payment Schedule, and (iii) such other information with respect to the Loan and Financing Documents as the Custodian reasonably may require in order to perform its services hereunder.

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"LOANS" means Portfolio assets in the nature of loans and participations and other interests in loans in which a Fund on behalf of the applicable Portfolio is a lender, including leases used as financing transactions.

"OBLIGOR" means the party obligated under applicable Financing Documents to pay a Loan.

"PAYMENT SCHEDULE" an amortization schedule of payments identifying the amount and due dates of scheduled principal and interest payments and related payment amount information.

2) Safekeeping and Delivery of Financing Documents. The Custodian shall hold Financing Documents that the Fund delivers or causes to be delivered to Custodian from time to time in its vault facility but only pursuant to Proper Instructions from the Fund. Financing Documents other than those described in the foregoing sentence shall be held subject to the same security as other physical documents and records that the Custodian holds for the Fund. The Custodian is not obligated to require delivery of any Financing Documents or to require delivery of originals of Financing Documents that may be delivered to it as physical or electronic copies, or to inquire into the issuance of any Financing Documents or the existence of originals thereof, the Fund being solely responsible for determining the Financing Documents to be delivered, the form in which they are to be delivered and the method of acquiring and evidencing the ownership thereof. The Custodian shall promptly release any Financing Documents to the Fund or to any party specified to receive such Financing Documents pursuant to Proper Instructions from the Fund. The Custodian shall not be deemed to have or be charged with knowledge of the sale of any Loan unless the Custodian shall have received Proper Instructions from the

Fund with respect thereto.

3) Responsibility for Financing Documents. The Custodian shall not be obligated to examine the contents or determine the sufficiency of any Financing Documents or to provide any certification with respect thereto, whether such Financing Documents are received by the Custodian as original documents, photocopies, electronic documents, by facsimile or otherwise. The Custodian shall be entitled to assume the genuineness, sufficiency and completeness of any Financing Documents received, and the genuineness and due authority of any signature appearing thereon. The Custodian shall not be obligated to examine Financing Documents or make other inquiries to determine the sufficiency, validity or genuineness of or title to any Financing Documents or whether the assignment or transfer of the related Loan or applicable interest or participation in the related Loan is effective or enforceable. Without limiting the generality of the foregoing, it is understood and agreed that the Company in its sole discretion may cause delivery of a Loan to the Custodian to be evidenced solely by delivery to the Custodian of an original or physical or electronic copy of an assignment or transfer agreement or a confirmation or certification stating that the Fund on

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behalf of the applicable Portfolio has acquired such Loan, with or without delivery of any promissory note, participation certificate or similar instrument.

4) Record Keeping. The Custodian shall (i) record and track Loan payments on a daily basis; (ii) maintain detailed accrual information for each Loan, including but not limited to interest payments and fee payments received, receivables past due and principal payments received; (iii) value each Loan in accordance with the Fund's Proper Instructions utilizing the information sources designated in writing by the Fund; and (iv) provide reports and information from the books and records it maintains for the Fund in accordance with the Fund's Proper Instructions.

5) Collection of Loan Payments. The Fund on behalf of the applicable Portfolio shall cause the Custodian to be named as its nominee for payment purposes under the Financing Documents or otherwise provide for the direct payment of the Loan payments to the Custodian. The Custodian shall credit to the Portfolio's account all payments with respect to a Loan actually received by the Custodian and identified as for the account of the Portfolio. All credits and payments credited to the Portfolio shall be conditional upon clearance and actual receipt by the Custodian of final payment thereon. If any Loan payments, whether principal or interest, are not received by the Custodian within three business days of the due date, the Custodian shall notify the Fund of the Obligor's failure to make the Loan payment. The Custodian shall have no obligations with respect to Loan payments and the collection thereof other than the duty to notify the Fund as provided in this paragraph. In no event shall the Custodian be under any obligation to make any advance of its own funds in respect of any Loan.

6) Other Responsibilities of the Custodian. The Custodian shall have no responsibilities or duties whatsoever with respect to Loans or the Financing Documents, except as expressly set forth herein. Without limiting the generality of the foregoing, the Custodian shall have no obligation to preserve any rights against prior parties or to exercise any right or perform any obligation in connection with the Loans or any Financing Documents (including, without limitation, no obligation to take any action in respect of or upon receipt of any consent solicitation, notice of default or similar notice received from any bank agent or Obligor, except that the Custodian shall undertake reasonable efforts to forward any such notice to the Fund). The Custodian shall be entitled to rely upon the Loan Information provided

to it by the Fund and any information and notices received by the Custodian from time to time from the related bank agent, Obligor or similar party with respect to the related Loan, without any obligation on the part of the Custodian independently to verify, investigate, recalculate, update or otherwise confirm the accuracy or completeness thereof. The Custodian shall have no liability for any delay or failure on the part of the Fund in providing necessary Loan Information to the Custodian, or for any inaccuracy therein or incompleteness thereof. In case any question arises as to its duties hereunder, the Custodian may request instructions from the Fund and shall be entitled at all times

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to refrain from taking any action unless it has received Proper Instructions from the Fund.

3. Provisions Relating to Rules 17f-5 and 17f-7

3.1 Definitions. The following capitalized terms as used throughout this Contract shall have the following meanings:

"COUNTRY RISK" means all factors reasonably related to the systemic risk of holding Foreign Assets in a particular country including, but not limited to, such country's political environment, economic and financial infrastructure (including any Eligible Securities Depository operating in the country), prevailing or developing custody and settlement practices, and laws and regulations applicable to the safekeeping and recovery of Foreign Assets held in custody in that country.

"ELIGIBLE FOREIGN CUSTODIAN" has the meaning set forth in section (a)(1) of Rule 17f-5, including a majority-owned or indirect subsidiary of a U.S. Bank (as defined in Rule 17f-5), a bank holding company meeting the requirements of an Eligible Foreign Custodian (as set forth in Rule 17f-5 or by other appropriate action of the U.S. Securities and Exchange Commission (the "SEC")), or a foreign branch of a Bank (as defined in Section 2(a)(5) of the 1940 Act) meeting the requirements of a custodian under Section 17(f) of the 1940 Act; the term does not include any Eligible Securities Depository.

"ELIGIBLE SECURITIES DEPOSITORY" has the meaning set forth in section (b)(1) of Rule 17f-7 of the 1940 Act.

"FOREIGN ASSETS" means any of the Portfolios' investments (including foreign currencies) for which the primary market is outside the United States and such cash and cash equivalents as are reasonably necessary to effect the Portfolios' transactions in such investments.

"FOREIGN CUSTODY MANAGER" has the meaning set forth in section (a)(3) of Rule 17f-5 of the 1940 Act.

3.2 The Custodian as Foreign Custody Manager.

1) Delegation to the Custodian as Foreign Custody Manager. Each Fund, by resolution adopted by its Board, hereby delegates to the Custodian, subject to Section (b) of Rule 17f-5, the responsibilities set forth in this Section 3.2 with respect to Foreign Assets of the Portfolios held outside the United States, and the Custodian hereby accepts such delegation as Foreign Custody Manager with respect to the Portfolios.

2) Countries Covered. The Foreign Custody Manager shall be responsible for performing the delegated responsibilities defined below only with respect to the countries and custody arrangements for each such country listed on Schedule A to

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this Contract, which list of countries may be amended from time to time by the Fund with the agreement of the Foreign Custody Manager. The Foreign Custody Manager shall list on Schedule A the Eligible Foreign Custodians selected by the Foreign Custody Manager to maintain the assets of the Portfolios, which list of Eligible Foreign Custodians may be amended from time to time in the sole discretion of the Foreign Custody Manager. The Foreign Custody Manager will provide amended versions of Schedule A in accordance with Section 3.2(5) hereof.

Upon the receipt by the Foreign Custody Manager of Proper Instructions to open an account or to place or maintain Foreign Assets in a country listed on Schedule A, and the fulfillment by the Fund, on behalf of the applicable Portfolios, of the applicable account opening requirements for such country, the Foreign Custody Manager shall be deemed to have been delegated by the Board on behalf of the Portfolios responsibility as Foreign Custody Manager with respect to that country and to have accepted such delegation. Execution of this Contract by a Fund shall be deemed to be a Proper Instruction to open an account, or to place or maintain Foreign Assets, in each country listed on Schedule A in which the Custodian has previously placed or currently maintains Foreign Assets pursuant to the terms of the Contract. Following the receipt of Proper Instructions directing the Foreign Custody Manager to close the account of a Portfolio with the Eligible Foreign Custodian selected by the Foreign Custody Manager in a designated country, the delegation by the Board on behalf of the Portfolios to the Custodian as Foreign Custody Manager for that country shall be deemed to have been withdrawn and the Custodian shall immediately cease to be the Foreign Custody Manager of the Portfolios with respect to that country.

The Foreign Custody Manager may withdraw its acceptance of delegated responsibilities with respect to a designated country upon written notice to the Fund. Thirty days (or such longer period to which the parties agree in writing) after receipt of any such notice by the Fund, the Custodian shall have no further responsibility in its capacity as Foreign Custody Manager to the Fund with respect to the country as to which the Custodian's acceptance of delegation is withdrawn.

3) Scope of Delegated Responsibilities:

a) Selection of Eligible Foreign Custodians. Subject to the provisions of this Section 3.2, the Foreign Custody Manager may place and maintain the Foreign Assets in the care of the Eligible Foreign Custodian selected by the Foreign Custody Manager in each country listed on Schedule A, as amended from time to time. In performing its delegated responsibilities as Foreign Custody Manager to place or maintain Foreign Assets with an Eligible Foreign Custodian, the Foreign Custody Manager shall determine that the Foreign Assets will be subject to reasonable care, based on the standards applicable to custodians in the country in which the Foreign Assets will be held by that Eligible Foreign Custodian, after considering

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all factors relevant to the safekeeping of such assets, including, without limitation the factors specified in Rule 17f-5(c)(1).

b) Contracts With Eligible Foreign Custodians. The Foreign Custody Manager shall determine that the contract governing the foreign custody arrangements with each Eligible Foreign Custodian selected by the Foreign Custody Manager will satisfy the requirements of Rule 17f-5(c)(2).

c) Monitoring. In each case in which the Foreign Custody Manager maintains Foreign Assets with an Eligible Foreign Custodian selected by the Foreign Custody Manager, the Foreign Custody Manager shall establish a system to monitor (i) the appropriateness of maintaining the Foreign Assets with such Eligible Foreign Custodian and (ii) the performance of the contract governing the custody arrangements established by the Foreign Custody Manager with the Eligible Foreign Custodian. In the event the Foreign Custody Manager determines that the custody arrangements with an Eligible Foreign Custodian it has selected are no longer appropriate, the Foreign Custody Manager shall notify the Board in accordance with Section 3.2(5) hereunder.

4) Guidelines for the Exercise of Delegated Authority. For purposes of this Section 3.2, the Board shall be deemed to have considered and determined to accept such Country Risk as is incurred by placing and maintaining the Foreign Assets in each country for which the Custodian is serving as Foreign Custody Manager of the Portfolios.

5) Reporting Requirements. The Foreign Custody Manager shall report the withdrawal of the Foreign Assets from an Eligible Foreign Custodian and the placement of such Foreign Assets with another Eligible Foreign Custodian by providing to the Board an amended Schedule A at the end of the calendar quarter in which an amendment to such Schedule has occurred. The Foreign Custody Manager shall make written reports notifying the Board of any other material change in the foreign custody arrangements of the Portfolios described in this Section 3.2 after the occurrence of the material change.

6) Standard of Care as Foreign Custody Manager of a Portfolio. In performing the responsibilities delegated to it, the Foreign Custody Manager agrees to exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of assets of management investment companies registered under the 1940 Act would exercise.

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7) Representations with Respect to Rule 17f-5. The Foreign Custody Manager represents to the Fund that it is a U.S. Bank as defined in section (a)(7) of Rule 17f-5. The Fund represents to the Custodian that the Board has determined that it is reasonable for the Board to rely on the Custodian to perform the responsibilities delegated pursuant to this Contract to the Custodian as the Foreign Custody Manager of the Portfolios.

8) Effective Date and Termination of the Custodian as Foreign Custody Manager. The Board's delegation to the Custodian as Foreign Custody Manager of the Portfolios shall be effective as of the date hereof and shall remain in effect until terminated at any time, without penalty, by written notice from the terminating party to the non-terminating party. Termination will become effective thirty (30) days after receipt by the non-terminating party of such notice. The provisions of Section 3.2(2) hereof shall govern the delegation to and termination of the Custodian as Foreign Custody Manager of the Portfolios with respect to designated countries.

3.3 Eligible Securities Depositories.

1) Analysis and Monitoring. The Custodian shall (a) provide the Fund (or its duly-authorized investment manager or investment adviser) with an analysis of the custody risks associated with maintaining assets with the Eligible Securities Depositories set forth on Schedule B hereto in accordance with section (a)(1)(i)(A) of Rule 17f-7, and (b) monitor such risks on a continuing basis, and promptly notify the Fund (or its duly-authorized investment manager or investment adviser) of any material change in such risks, in accordance with section (a)(1)(i)(B)

of Rule 17f-7.

2) Standard of Care. The Custodian agrees to exercise reasonable care, prudence and diligence in performing the duties set forth in Section 3.3(1).

4. Duties of the Custodian with Respect to Property of the Portfolios Held Outside the United States

4.1 Definitions. Capitalized terms in this Article 4 shall have the following meanings:

"FOREIGN SECURITIES SYSTEM" means an Eligible Securities Depository listed on Schedule B hereto.

"FOREIGN SUB-CUSTODIAN" means a foreign banking institution serving as an Eligible Foreign Custodian.

4.2 Holding Securities. The Custodian shall identify on its books as belonging to the Portfolios the foreign securities held by each Foreign Sub-Custodian or Foreign Securities System. The Custodian may hold foreign securities for all of its customers, including the Portfolios, with any Foreign Sub-Custodian in an account that is identified

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as belonging to the Custodian for the benefit of its customers, provided however, that (i) the records of the Custodian with respect to foreign securities of the Portfolios which are maintained in such account shall identify those securities as belonging to the Portfolios and (ii), to the extent permitted and customary in the market in which the account is maintained, the Custodian shall require that securities so held by the Foreign Sub-Custodian be held separately from any assets of such Foreign Sub-Custodian or of other customers of such Foreign Sub-Custodian.

4.3 Foreign Securities Systems. Foreign securities shall be maintained in a Foreign Securities System in a designated country through arrangements implemented by the Custodian or a Foreign Sub-Custodian, as applicable, in such country.

4.4 Transactions in Foreign Custody Account.

1) Delivery of Foreign Assets. The Custodian or a Foreign Sub-Custodian shall release and deliver foreign securities of the Portfolios held by the Custodian or such Foreign Sub-Custodian, or in a Foreign Securities System account, only upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

a) upon the sale of such foreign securities for the Portfolio in accordance with commercially reasonable market practice in the country where such foreign securities are held or traded, including, without limitation: (A) delivery against expectation of receiving later payment; or (B) in the case of a sale effected through a Foreign Securities System, in accordance with the rules governing the operation of the Foreign Securities System;

b) in connection with any repurchase agreement related to foreign securities;

c) to the depository agent in connection with tender or other similar offers for foreign securities of the Portfolios;

d) to the issuer thereof or its agent when such foreign securities are called, redeemed, retired or otherwise become payable;

e) to the issuer thereof, or its agent, for transfer into the name of the Custodian (or the name of the respective Foreign

Sub-Custodian or of any nominee of the Custodian or such Foreign Sub-Custodian) or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units;

f) to brokers, clearing banks or other clearing agents for examination or trade execution in accordance with market custom; provided that in any such case the Foreign Sub-Custodian shall have no responsibility or liability for any loss arising from the delivery of such foreign securities prior to

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receiving payment for such foreign securities except as may arise from the Foreign Sub-Custodian's own negligence or willful misconduct;

g) for exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement;

h) in the case of warrants, rights or similar foreign securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities;

i) for delivery as security in connection with any borrowing by a Fund on behalf of Portfolios requiring a pledge of assets by the Fund on behalf of such Portfolios;

j) in connection with trading in options and futures contracts, including delivery as original margin and variation margin;

k) in connection with the lending of foreign securities; and

(l) Upon the sale or other delivery of such foreign securities (including, without limitation, to one or more Special Sub-Custodians or Repo Custodians) as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the foreign securities to be delivered and (B) the person or persons to whom delivery shall be made;

m) for any other purpose, but only upon receipt of Proper Instructions specifying the foreign securities to be delivered and naming the person or persons to whom delivery of such securities shall be made.

2) Payment of Portfolio Monies. Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out, or direct the respective Foreign Sub-Custodian or the respective Foreign Securities System to pay out, monies of a Portfolio in the following cases only:

a) upon the purchase of foreign securities for the Portfolio, unless otherwise directed by Proper Instructions, by (A) delivering money to the seller thereof or to a dealer therefor (or an agent for such seller or dealer) against expectation of receiving later delivery of such foreign securities; or (B) in the case of a purchase effected through a Foreign Securities System, in accordance with the rules governing the operation of such Foreign Securities System;

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b) in connection with the conversion, exchange or surrender of foreign securities of the Portfolio;

c) for the payment of any expense or liability of the Portfolio, including but not limited to the following payments: interest, taxes, investment advisory fees, transfer agency fees, fees under this Contract, legal fees, accounting fees, and other operating expenses;

d) for the purchase or sale of foreign exchange or foreign exchange contracts for the Portfolio, including transactions executed with or through the Custodian or its Foreign Sub-Custodians;

e) in connection with trading in options and futures contracts, including delivery as original margin and variation margin;

f) for payment of part or all of the dividends received in respect of securities sold short;

g) in connection with the borrowing or lending of foreign securities; and

(h) Upon the purchase of foreign investments including, without limitation, repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the amount of such payment and (B) the person or persons to whom payment shall be made;

i) for any other purpose, but only upon receipt of Proper Instructions specifying the amount of such payment and naming the person or persons to whom such payment is to be made.

3) Market Conditions. Notwithstanding any provision of this Contract to the contrary, settlement and payment for Foreign Assets received for the account of the Portfolios and delivery of Foreign Assets maintained for the account of the Portfolios may be effected in accordance with the customary established securities trading or processing practices and procedures in the country or market in which the transaction occurs, including, without limitation, delivering Foreign Assets to the purchaser thereof or to a dealer therefor (or an agent for such purchaser or dealer) with the expectation of receiving later payment for such Foreign Assets from such purchaser or dealer.

The Custodian shall provide to the Boards the information with respect to custody and settlement practices in countries in which the Custodian employs a Foreign Sub-Custodian described on Schedule C hereto at the time or times set forth on such Schedule. The Custodian may revise Schedule C from time to time, provided that no such revision shall result in the Boards being provided with substantively less information than had been previously provided hereunder.

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4.5 Registration of Foreign Securities. The foreign securities maintained in the custody of a Foreign Sub-Custodian (other than bearer securities) shall be registered in the name of the applicable Portfolio or in the name of the Custodian or in the name of any Foreign Sub-Custodian or in the name of any nominee of the foregoing, and the applicable Fund on behalf of such Portfolio agrees to hold any such nominee harmless from any liability as a holder of record of such foreign securities. The Custodian or a Foreign Sub-Custodian shall not be obligated to accept securities on behalf of a Portfolio under the terms of this Contract unless the form of such securities and the manner in which they are delivered are in accordance with reasonable market practice.

4.6 Bank Accounts. The Custodian shall identify on its books as belonging to the Fund cash (including cash denominated in foreign currencies) deposited with the Custodian. Where the Custodian is unable to maintain, or market practice does not facilitate the maintenance of, cash on the books of the Custodian, a bank account or bank accounts shall be opened and maintained outside the United States on behalf of a Portfolio with a Foreign Sub-Custodian. All accounts referred to in this Section shall be subject only to draft or order by the Custodian (or, if applicable, such Foreign Sub-Custodian) acting pursuant to the terms of this Contract to hold cash received by or from or for the account of the Portfolio. Cash maintained on the books of the Custodian (including its branches, subsidiaries and affiliates), regardless of currency denomination, is maintained in bank accounts established under, and subject to the laws of, The Commonwealth of Massachusetts.

4.7 Collection of Income. The Custodian shall use reasonable commercial efforts to collect all income and other payments with respect to the Foreign Assets held hereunder to which the Portfolios shall be entitled. In the event that extraordinary measures are required to collect such income, the Fund and the Custodian shall consult as to such measures and as to the compensation and expenses of the Custodian relating to such measures. The Custodian shall credit income to the applicable Portfolio as such income is received or in accordance with Custodian's then current payable date income schedule. Any credit to the Portfolio in advance of receipt may be reversed when the Custodian determines that payment will not occur in due course and the Portfolio may be charged at the Custodian's applicable rate for time credited. Income on securities loaned other than from the Custodian's securities lending program shall be credited as received.

4.8 Shareholder Rights. With respect to the foreign securities held pursuant to this Article 4, the Custodian will use reasonable commercial efforts to facilitate the exercise of voting and other shareholder rights, subject always to the laws, regulations and practical constraints that may exist in the country where such securities are issued. The Fund acknowledges that local conditions, including lack of regulation, onerous procedural obligations, lack of notice and other factors may have the effect of severely limiting the ability of the Fund to exercise shareholder rights.

4.9 Communications Relating to Foreign Securities. The Custodian shall transmit promptly to the Fund written information with respect to materials received by the Custodian via

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the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios (including, without limitation, pendency of calls and maturities of foreign securities and expirations of rights in connection therewith). With respect to tender or exchange offers, the Custodian shall transmit promptly to the Fund written information with respect to materials so received by the Custodian from issuers of the foreign securities whose tender or exchange is sought or from the party (or its agents) making the tender or exchange offer. The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with foreign securities or other property of the Portfolios at any time held by it unless (i) the Custodian or the respective Foreign Sub-Custodian is in actual possession of such foreign securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power. The Custodian shall also transmit promptly to the applicable Fund all written information received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios regarding any class action or other litigation in connection with Portfolio foreign securities or other assets issued outside the United States and then held, or previously held, during the term of this Contract by the Custodian via a Foreign Sub-Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-of-claim forms. For avoidance of doubt, upon and after the effective date of any termination of this Contract, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 4.9.

4.10 Liability of Foreign Sub-Custodians. Each agreement pursuant to which the Custodian employs a Foreign Sub-Custodian shall, to the extent possible, require the Foreign Sub-Custodian to exercise reasonable care in the performance of its duties, and to indemnify, and hold harmless, the Custodian from and against any loss, damage, cost, expense, liability or claim arising out of or in connection with the Foreign Sub-Custodian's performance of such obligations. At a Fund's election, the Portfolios shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Foreign Sub-Custodian as a consequence of any such loss, damage, cost, expense, liability or claim if and to the extent that the Portfolios have not been made whole for any such loss, damage, cost, expense, liability or claim.

4.11 Liability of Custodian. Except as may arise from the Custodian's own negligence or willful misconduct or the negligence or willful misconduct of a Sub-Custodian, the Custodian shall be without liability to the Fund for any loss, liability, claim or expense resulting from or caused by anything which is part of Country Risk.

The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in the Contract and, regardless of whether assets are maintained in the custody of a Foreign Sub-Custodian or a Foreign Securities System, the Custodian shall not be liable for any loss, damage, cost, expense, liability or claim resulting from nationalization, expropriation, currency

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restrictions, or acts of war or terrorism, or any other loss where the Foreign Sub-Custodian has otherwise acted with reasonable care.

5. Contractual Settlement Services (Purchase / Sales)

5.1 The Custodian shall, in accordance with the terms set out in this section, debit or credit the appropriate cash account of each Portfolio in connection with (i) the purchase of securities for such Portfolio, and (ii) proceeds of the sale of securities held on behalf of such Portfolio, on a contractual settlement basis.

5.2 The services described above (the "CONTRACTUAL SETTLEMENT SERVICES") shall be provided for such instruments and in such markets as the Custodian may advise from time to time. The Custodian may terminate or suspend any part of the provision of the Contractual Settlement Services under this Contract at its sole discretion immediately upon notice to the applicable Fund on behalf of each Portfolio, including, without limitation, in the event of force majeure events affecting settlement or any material disorder in applicable securities markets.

5.3 The consideration payable in connection with a purchase transaction shall be debited from the appropriate cash account of the applicable Portfolio as of the time and date that monies would ordinarily be required to settle such transaction in the applicable market. The Custodian shall promptly recredit such amount at the time that the Portfolio or the Fund notifies the Custodian by Proper Instruction that such transaction has been canceled.

5.4 With respect to the settlement of a sale of securities, a provisional credit of an amount equal to the net sale price for the transaction (the "SETTLEMENT AMOUNT") shall be made to the account of the applicable Portfolio as if the Settlement Amount had been received as of the close of business on the date that monies would ordinarily be available in good funds in the applicable market. Such provisional credit will be made conditional upon (i) the Custodian's having received Proper Instructions with respect to, or reasonable notice of, the transaction, as applicable; and (ii) the Custodian or its agent's having possession of the asset(s) (which shall exclude assets subject to any third party lending arrangement entered into by a Portfolio) associated with the transaction in good deliverable form and not being aware of any facts which would lead them to believe that the transaction will not settle in the time period ordinarily applicable to such transactions in the applicable market.

5.5 Simultaneously with the making of such provisional credit, the Fund on behalf of the applicable Portfolio agrees that the Custodian shall have, and hereby grants to the Custodian, a security interest in any property at any time held for the account of the Portfolio to the full extent of the credited amount, and each Portfolio hereby pledges, assigns and grants to the Custodian a continuing security interest and a lien on any and all such property under the Custodian's possession, in accordance with the terms of Article 17 of this Contract. In the event that the applicable Portfolio fails to promptly repay any

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provisional credit, the Custodian shall have all of the rights and remedies of a secured party under the Uniform Commercial Code of The Commonwealth of Massachusetts.

5.6 The Custodian shall have the right to reverse any provisional credit or debit given in connection with the Contractual Settlement Services at any time when the Custodian believes, in its reasonable judgment, that such transaction will not settle in accordance with its terms or amounts due pursuant thereto will not be collectable or where the Custodian has not been provided Proper Instructions with respect thereto, as applicable, and the Portfolio shall be responsible for any costs or liabilities resulting from such reversal. Upon such reversal, a sum equal to the credited or debited amount shall become immediately payable by the Portfolio to the Custodian and may be debited from any cash account held for benefit of the Portfolio.

5.7 In the event that the Custodian is unable to debit an account in accordance with Section 5.6 above of the Portfolio, and the Portfolio fails to pay any amount due to the Custodian at the time such amount becomes payable in accordance with Section 5.6 this Contract, (i) the Custodian may charge the Portfolio for reasonable costs and expenses associated with providing the provisional credit, including without limitation the reasonable cost of funds associated therewith, (ii) the amount of any accrued dividends, interest and other distributions with respect to assets associated with such transaction may be set off against the credited amount, (iii) the provisional credit and any such costs and expenses shall be considered an advance of cash for purposes of this Contract and (iv) the Custodian shall have the right to setoff against any property and the discretion to sell, exchange, convey, transfer or otherwise dispose of any property at any time held for the account of the Portfolio to the full extent necessary for the Custodian to make itself whole, provided, however, that the Custodian shall notify the applicable Fund promptly following any such disposition of any property of a Portfolio, state the reason for such disposition and list the property disposed of.

6. Special Sub-Custodians

Upon receipt of Proper Instructions, the Custodian shall, on behalf of one or more Portfolios, appoint one or more Special Sub-Custodians for the purposes of effecting such transactions as may be designated in such Proper Instructions or to serve as a Foreign Sub-Custodian in such markets as may be designated in such Proper Instructions. In connection with the appointment of any Special Sub-Custodian, and in accordance with Proper Instructions, the Custodian shall enter into a sub-custodian agreement with the Fund and the Special Sub-Custodian in form and substance acceptable to the Custodian and approved by such Fund, provided that such agreement shall in all events comply with the provisions of the 1940 Act and the rules and regulations thereunder and the terms and provisions of this Contract. At a Fund's election, the Portfolios shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Special Sub-Custodian as a consequence of any loss, damage, cost, expense, liability or claim if and to the extent that the Portfolios have not been made whole for any such loss, damage, cost, expense, liability or claim.

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7. Payments for Sales or Repurchases or Redemptions of Shares of the Fund

The Custodian shall receive from the distributor for the Shares or from the Transfer Agent of the Fund and deposit into the account of the appropriate Portfolio such payments as are received for Shares of that Portfolio issued or sold from time to time by the applicable Fund. The Custodian will provide timely notification to the Fund on behalf of each such Portfolio and the Transfer Agent of any receipt by it of payments for Shares of such Portfolio.

From such funds as may be available for the purpose, the Custodian shall, upon receipt of instructions from the Transfer Agent, make funds available for payment to holders of Shares who have delivered to the Transfer Agent a request for redemption or repurchase of their Shares. In connection with the redemption or repurchase of Shares of a Portfolio, the Custodian is authorized upon receipt of instructions from the Transfer Agent to wire funds to or through a commercial bank designated by the redeeming shareholders.

8. Tax Law

The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on the Fund, the Portfolios or the Custodian as custodian of the Portfolios by the tax law of the United States or of any state or political subdivision thereof. It shall be the responsibility of the Fund to notify the Custodian of the obligations imposed on the Fund with respect to the Portfolios or the Custodian as custodian of the Portfolios by the tax law of jurisdictions other than those mentioned in the above sentence, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting. The sole responsibility of the Custodian with regard to such tax law shall be to use reasonable efforts to assist the Fund with respect to any claim for exemption or refund under the tax law of jurisdictions for which the Fund has provided such information.

9. Proper Instructions

"PROPER INSTRUCTIONS," which may also be standing instructions, as such term is used throughout this Contract shall mean instructions received by the Custodian from a Fund, a Fund's duly authorized transfer agent, investment manager or investment adviser, or a person or entity duly authorized by either of them. Such instructions may be in writing signed by the authorized person or persons or may be in a tested communication or in a communication utilizing access codes effected between electro-mechanical or electronic devices or may be by such other means and utilizing such intermediary systems and utilities as may be agreed from time to time by the Custodian and the person(s) or entity giving such instruction, provided that the Fund has followed any security procedures agreed to from time to time by the applicable Fund and the Custodian including, but not limited to, the security procedures selected by the Fund via the form of Funds Transfer Addendum hereto. Oral instructions will be considered Proper Instructions if the Custodian reasonably believes them to have been given by a person authorized to provide such instructions with respect to the transaction involved; the Fund shall cause all oral instructions to be confirmed in writing. For purposes of this Section, Proper Instructions shall include instructions received by the Custodian pursuant to any multi-party agreement which requires a segregated asset account in accordance with Section 2.10 hereof.

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Concurrently with the execution of this Contract, and from time to time thereafter, as appropriate, each Fund shall deliver to the Custodian, duly certified by such Fund's Treasurer or Assistant Treasurer, a certificate setting forth the names, titles, signatures and scope of authority of all persons authorized to give Proper Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of the Fund. Such certificate may be accepted and relied upon by the Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in full force and effect until receipt by the Custodian of a similar certificate to the contrary.

10. Actions Permitted without Express Authority

The Custodian may in its discretion, without express authority from the applicable Fund on behalf of each applicable Portfolio:

1) make payments to itself or others for minor expenses of handling securities or other similar items relating to its duties under this Contract, provided that all such payments shall be accounted for to the Fund on behalf of the Portfolio;

2) surrender securities in temporary form for securities in definitive form;

3) endorse for collection, in the name of the Portfolio, checks, drafts and other negotiable instruments; and

4) in general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of the Portfolio except as otherwise directed by the applicable Board.

11. Evidence of Authority

The Custodian shall be protected in acting upon any instructions, notice, request, consent, certificate or other instrument or paper reasonably believed by it to be genuine and to have been properly executed by or on behalf of the applicable Fund. The Custodian may receive and accept a copy of a resolution certified by the Secretary or an Assistant Secretary of any Fund as conclusive evidence (a) of the authority of any person to act in accordance with such resolution or (b) of any determination or of any action by the applicable Board as described in such resolution, and such resolution may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.

12. Duties of Custodian with Respect to the Books of Account and Calculation of Net Asset Value and Net Income

The Custodian shall cooperate with and supply necessary information to the entity or entities appointed by the applicable Board to keep the books of account of each Portfolio and/or compute the net asset value per share of the outstanding Shares of each Portfolio.

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13. Records

The Custodian shall with respect to each Portfolio create and maintain all records relating to its activities and obligations under this Contract in such manner as will meet the obligations of the Fund under the applicable provisions of the 1940 Act, with particular attention to Section 31 thereof and Rules 31a-1 and 31a-2 thereunder. All such records shall be the property of the Fund and shall at all times during the regular business hours of the Custodian be open for inspection by duly authorized officers, employees or agents of the Fund and employees and agents of the SEC. The Custodian shall, at the Fund's request, supply the Fund with a tabulation of securities owned by each Portfolio and held by the Custodian and shall, when requested to do so by the Fund and for such compensation as shall be agreed upon between the Fund and the Custodian, include certificate numbers in such tabulations.

Each Fund acknowledges and agrees that, with respect to investments maintained with an Underlying Transfer Agent, the Underlying Transfer Agent is the sole source of information on the number of shares of a fund held by it on behalf of a Portfolio and that the Custodian has the right to rely on holdings information furnished by the Underlying Transfer Agent to the Custodian in performing its duties under this Contract, including without limitation, the duties set forth in this Article 13; provided, however, that the Custodian shall be obligated to reconcile information as to purchases and sales of Underlying Shares contained in trade instructions and confirmations received by the Custodian and to report promptly any discrepancies to the Underlying Transfer Agent. Each Fund acknowledges that, with respect to Portfolio property released and delivered pursuant to Section 2.2(15), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund's counterparty(ies), or the agents of either of them in performing its duties under this Contract, including without limitation, the duties set forth in this Article 13.

14. Intentionally omitted.

15. Reports to Fund by Independent Public Accountants

The Custodian shall provide the applicable Fund, on behalf of each of the Portfolios at such times as the Fund may reasonably require, with reports by independent public accountants on the accounting system, internal accounting control and procedures for safeguarding securities, futures contracts and options on futures contracts, including securities deposited and/or maintained in a U.S. Securities System or a Foreign Securities System (either, a "SECURITIES SYSTEM"), relating to the services provided by the Custodian under this Contract; such reports, shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Fund to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

16. Compensation of Custodian

The Custodian shall be entitled to reasonable compensation for its services and expenses as Custodian, as agreed upon in writing from time to time between each Fund on behalf of each applicable Portfolio and the Custodian.

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17. Responsibility of Custodian

So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant to this Contract and shall be held harmless in acting upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties, including any futures commission merchant acting pursuant to the terms of a three-party futures or options agreement. The Custodian shall be held to the exercise of reasonable care in carrying out the provisions of this Contract, but shall be kept indemnified by each Fund and shall be without liability to any Fund for any action taken or omitted by it in good faith without negligence, including, without limitation, acting in accordance with any Proper Instruction. It shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. The Custodian shall be without liability to any Fund or Portfolio for any loss, liability, claim or expense resulting from or caused by anything which is part of Country Risk, including without limitation nationalization, expropriation, currency restrictions, or acts of war, revolution, riots or terrorism.

Except as may arise from the Custodian's own negligence or willful misconduct or the negligence or willful misconduct of a sub-custodian or agent, the Custodian shall be without liability to any Fund for any loss, liability, claim or expense resulting from or caused by; (i) events or circumstances beyond the reasonable control of the Custodian or any sub-custodian or Securities System or any agent or nominee of any of the foregoing, including, without limitation, nationalization or expropriation, imposition of currency controls or restrictions, the interruption, suspension or restriction of trading on or the closure of any securities market, power or other mechanical or technological failures or interruptions, computer viruses or communications disruptions, acts of war or terrorism, riots, revolutions, work stoppages, natural disasters or other similar events or acts; (ii) errors by any Fund or its investment manager or investment adviser in their instructions to the Custodian provided such instructions have been in accordance with this Contract; (iii) the insolvency of or acts or omissions by a Securities System; (iv) any delay or failure of any broker, agent or intermediary, central bank or other commercially prevalent payment or clearing system to deliver to the Custodian's sub-custodian or agent securities purchased or in the remittance or payment made in connection with securities sold; (v) any delay or failure of any company, corporation, or other body in charge of registering or transferring securities in the name of the Custodian, any Fund, the Custodian's sub-custodians, nominees or agents or any consequential losses arising out of such delay or failure to transfer such securities including non-receipt of bonus, dividends and rights and other accretions or benefits; (vi) delays or inability to perform its duties due to any disorder in market infrastructure with respect to any particular security or Securities System; (vii) any act or omission of a Special Sub-Custodian including, without limitation, reliance on reports prepared by a Special Sub-Custodian; and (viii) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or any other country, or political subdivision thereof or of any court of competent jurisdiction.

The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in this Contract.

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If a Fund on behalf of a Portfolio requires the Custodian to take any action with respect to securities, which action involves the payment of money or which action may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to the Fund or the Portfolio being liable for the payment of money or incurring liability of some other form, such Fund on behalf of the Portfolio, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it.

If a Fund requires the Custodian, its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement) or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Contract, except such as may arise from its or its nominee's own negligent action, negligent failure to act or willful misconduct, any property at any time held for the account of the applicable Portfolio shall be security therefor and should the Fund fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of such Portfolio's assets to the extent necessary to obtain reimbursement.

Except as may arise from the Custodian's own negligence or willful misconduct, each Fund shall indemnify and hold the Custodian harmless from and against any and all costs, expenses, losses, damages, charges, reasonable counsel fees, payments and liabilities which may be asserted against the Custodian (a) acting in accordance with any Proper Instruction including, without limitation, any Proper Instruction with respect to Free Trades including, but not limited to, cost, expense, loss, damage, liability, tax, charge, assessment or claim resulting from (i) the failure of the applicable Portfolio to receive income with respect to purchased investments, (ii) the failure of the applicable Portfolio to recover amounts invested on maturity of purchased investments, (iii) the failure of the Custodian to respond to or be aware of notices or other corporate communications with respect to purchased investments, or (iv) the Custodian's reliance upon information provided by the applicable Fund, the Fund's counterparty(ies) or the agents of either of them with respect to Fund property released, delivered or purchased pursuant to either of Section 2.2(15) or Section 2.6(7) hereof, or (b) for the acts or omissions of any Special Sub-Custodian.

In no event shall the Custodian be liable for indirect, special or consequential damages.

18. Effective Period, Termination and Amendment

1) This Contract shall become effective as of its execution, shall continue in full force and effect until terminated as hereinafter provided, and may be amended at any time by mutual written agreement of the parties hereto.

2) At any time following the effective date of this Contract:

(i) the Funds may at any time by action of the applicable Board(s) of Directors immediately terminate this Contract in the event of the appointment of a conservator or receiver for the Custodian by an appropriate regulatory agency or court of competent jurisdiction; and

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(ii) any party to this Contract may at any time terminate this Contract upon one hundred eighty (180) days prior written notice to the other party or parties.

3) Notwithstanding the foregoing, no Fund shall terminate this Contract in contravention of any applicable federal or state regulations, or any provision of such Fund's Governing Documents.

4) Any termination of this Contract may be with respect to any one particular Fund or Portfolio and, in such event, shall in no way affect the rights and duties under this Contract with respect to any other Fund or Portfolio.

5) Upon termination of the Contract for any reason, the applicable Fund on behalf of each applicable Portfolio shall pay to the Custodian such compensation as may be due as of the date of such termination and shall likewise reimburse the Custodian for its costs, expenses and disbursements associated with its provision of services hereunder to such Portfolio.

19. Successor Custodian

If a successor custodian for one or more of the Portfolios shall be appointed by the applicable Board, the Custodian shall, upon termination and receipt of Proper Instructions, deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities of each applicable Portfolio then held by it hereunder and shall transfer to an account of the successor custodian all of the securities of each such Portfolio held in a Securities System or at an Underlying Transfer Agent.

If no such successor custodian shall be appointed, the Custodian shall, in like manner, upon receipt of Proper Instructions, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such Proper Instructions.

In the event that no Proper Instructions designating a successor custodian or alternative arrangements shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a "bank" as defined in the 1940 Act, doing business in Boston, Massachusetts or New York, New York, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $25,000,000, all securities, funds and other properties held by the Custodian on behalf of each applicable Portfolio and all instruments held by the Custodian relative thereto and all other property held by it under this Contract on behalf of each applicable Portfolio and to transfer to an account of such successor custodian all of the securities of each such Portfolio held in any Securities System or at an Underlying Transfer Agent. Thereafter, such bank or trust company shall be the successor of the Custodian under this Contract.

In the event that securities, funds and other properties remain in the possession of the Custodian after the date of termination hereof owing to failure of any Fund to provide Proper Instructions, the Custodian shall be entitled to fair compensation for its services during such period

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as the Custodian retains possession of such securities, funds and other properties and the provisions of this Contract relating to the duties and obligations of the Custodian shall remain in full force and effect.

20. Interpretive and Additional Provisions

In connection with the operation of this Contract, the Custodian and each Fund on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Contract as may in their joint opinion be consistent with the general tenor of this Contract; provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of a Fund's Governing Documents. Any agreement as to interpretive or additional provisions shall be in a writing signed by the Custodian and each applicable Fund and shall be annexed hereto. Unless such writing specifically provides otherwise, no interpretive or additional provisions made as provided in this sub-section shall be deemed to be an amendment of this Contract.

21. Additional Funds and Portfolios

21.1 Additional Funds. In the event that any registered investment company in addition to those executing this Contract on the signature page hereto desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees to provide such services, such registered investment company shall become a Fund hereunder and be bound by all terms and conditions and provisions hereof including, without limitation, the representations and warranties set forth in Article 22 below. The Custodian acknowledges that it will agree to render services as custodian to any additional registered investment companies that are determined to be acceptable pursuant to the Custodian's then-current new business acceptance policies and procedures, and that it will promptly notify any entity that is determined to be unacceptable.

21.2 Additional Portfolios. In the event that any Fund establishes one or more series of Shares in addition to those set forth on Appendix A hereto with respect to which it desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees to provide such services, such series of Shares shall become a Portfolio hereunder. The Custodian acknowledges that that it will agree to render services as custodian to any additional portfolios provided that (a) the types of assets held by such portfolios, and (b) the services to be provided by the Custodian hereunder, are substantially the same as the types of assets and services relating to the then existing Portfolios and Funds. If the conditions of the preceding sentence do not apply to an additional portfolio, the parties agree to negotiate in good faith to reach mutually acceptable terms relating to the services, if any, to be provided by the Custodian and the compensation, if any, to be paid to the Custodian with regard to such services.

22. Representations and Warranties.

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Each of the Custodian and the Funds hereby represents and warrants to the other parties hereto that (a) it is duly incorporated or organized and is validly existing in good standing in its jurisdiction of incorporation or organization; (b) it has the requisite power and authority under applicable law and its Governing Documents to enter into and perform this Contract; (c) all requisite proceedings have been taken to authorize it to enter into and perform this Contract; (d) this Contract constitutes its legal, valid, binding and enforceable agreement; and (e) its entrance into this Contract shall not cause a material breach or be in material conflict with any other agreement or obligation of such party or any law or regulation applicable to it.

23. Massachusetts Law to Apply

This Contract shall be construed and the provisions thereof interpreted under and in accordance with laws of The Commonwealth of Massachusetts.

24. Prior Contracts

This Contract supersedes and terminates, as of the date hereof, all prior contracts between each Fund on behalf of each of the Portfolios and the Custodian relating to the custody of such Fund's assets.

25. Reproduction of Documents

This Contract and all schedules, exhibits, addenda, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

26. Remote Access Services Addendum.

The Custodian and each Fund agree to be bound by the terms of the Remote Access Services Addendum attached hereto.

27. Notices.

Any Proper Instruction, notice, communication or other instrument required to be given hereunder may be (a) delivered in person to the offices of the parties as set forth herein during normal business hours; or (b) effected directly between electro-mechanical or electronic devices as provided in Article 9 hereof; or (c) delivered by prepaid certified mail (in which case it shall be deemed to have been served on the delivery date specified on the return receipt); or (d) delivered by telecopy (in which case it shall be deemed to have been served on the business day after the receipt thereof). Each party hereto shall designate from time to time the person(s) and address(es) for Proper Instructions and other communications related to the daily operations. Proper Instructions and other communications related to this Contract (including, but not limited

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to termination, breach, or default) shall be delivered at the following addresses or such other addresses as may be notified by any party from time to time.

To Custodian:

State Street Bank and Trust Company
801 Pennsylvania Avenue
Kansas City, MO 64105

Attention: Vice President, Custody
Telephone: 816-871-4100
Telecopy: 816-871-9675

To each Fund:

[Fund name]
c/o Hartford Administrative Services Company
500 Bielenberg Drive
Woodbury, MN 55125
Attention: Tami Fagely, Vice President
Tel: 651-738-5586
Fax: 651-738-0996

With a copy to:

The Hartford
Life Law Group - Mutual Funds Unit
200 Hopmeadow Street
Simsbury, CT 06070
Attention: Edward MacDonald, Assistant General Counsel
Tel: 860-843-9934
Fax: 860-297-8892

28. Counterparts.

This Contract may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Contract.

29. Business Continuity.

On or before the date of this Contract, the Custodian shall, at its expense, have implemented, and shall continue to maintain and periodically test and update a commercially reasonable business continuity and disaster recovery plan to provide for the protection of information, data and assets of and relevant to its customers, including the Funds.

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30. Severability; Waiver.

If any provision or provisions of this Contract shall be held to be invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired. Failure by any party to insist on strict compliance with this Contract will not be considered a waiver by such party of any default or breach under the Contract. The failure of any party to exercise any right under this Contract shall not to any extent preclude such party from asserting or relying upon such right at any other time or in any other instance.

31. Employment of Sub-contractors and Agents.

Subject to Section 2.8 and Article 4, the Custodian may at any time or times in its discretion employ (and may at any time remove) sub-contractors and agents to carry out such functions as the Custodian may from time to time direct; provided, however, that the employment of any sub-contractor or agent shall not relieve the Custodian of its responsibilities or liabilities hereunder.

31. Shareholder Communications

SEC Rule 14b-2 requires banks which hold securities for the account of customers to respond to requests by issuers of securities for the names, addresses and holdings of beneficial owners of securities of that issuer held by the bank unless the beneficial owner has expressly objected to disclosure of this information. In order to comply with the rule, the Custodian needs each Fund to indicate whether it authorizes the Custodian to provide the Fund's names, address, and share position to requesting companies whose securities the Fund owns. If a Fund tells the Custodian "no", the Custodian will not provide this information to requesting companies. If a Fund tells the Custodian "yes" or does not check either "yes" or "no" below, the Custodian is required by the rule to treat the Fund as consenting to disclosure of this information for all securities owned by the Fund or any funds or accounts established by the Fund. For the Fund's protection, the Rule prohibits the requesting company from using the Fund's name and address for any purpose other than corporate communications. Please indicate below whether the Fund consents or object by checking one of the alternatives below.

Yes [ ] The Custodian is authorized to release the Fund's name, address, and share positions.

No [X] The Custodian is not authorized to release the Fund's name, address, and share positions.

Next Page is Signature Page

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IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative as of the date first above-written.

STATE STREET BANK AND TRUST COMPANY — ATTEST

By: /s/ Kenneth A. Bergeron — By: /s/ Elizabeth G. Bruce

Name: Kenneth A. Bergeron — Name: Elizabeth G. Bruce
Title: Senior Vice President

Each of the following registered investment companies acting with respect to each of its series listed on Appendix A hereto or, if no such series is so listed, acting for itself, severally and not jointly

HARTFORD SERIES FUND, INC. — ATTEST

By: /s/ Tamara L. Fagely — By: /s/ Edward P. Macdonald

Name: Tamara L. Fagely — Name: Edward P. Macdonald
Title: Vice President

THE HARTFORD MUTUAL FUNDS, INC. — ATTEST

By: /s/ Tamara L. Fagely — By: /s/ Edward P. Macdonald

Name: Tamara L. Fagely — Name: Edward P. Macdonald
Title: Vice President

THE HARTFORD MUTUAL FUNDS II, INC. — ATTEST

By: /s/ Tamara L. Fagely — By: /s/ Edward P. Macdonald

Name: Tamara L. Fagely — Name: Edward P. Macdonald
Title: Vice President

HARTFORD HLS SERIES FUND II, INC. — ATTEST

By: /s/ Tamara L. Fagely — By: /s/ Edward P. Macdonald

Name: Tamara L. Fagely
Title: Vice President

Name: Edward P. Macdonald

HARTFORD INCOME SHARES FUND, INC.

ATTEST

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

By: /s/ Edward P. Macdonald

Name: Edward P. Macdonald

33

<PAGE>

APPENDIX A

The following registered management investment companies and series are parties to the attached Custodian Contract as of February 8, 2007:

INVESTMENT COMPANY NAME, JURISDICTION OF ORGANIZATION AND TYPE OF ENTITY	NAME OF SERIES
Hartford Series Fund, Inc., a Maryland corporation	
The Hartford Mutual Funds, Inc., a Maryland corporation	
The Hartford Mutual Funds II, Inc., a Maryland corporation	
Hartford HLS Series Fund II, Inc., a Maryland corporation	
Hartford Income Shares Fund, Inc., a Maryland corporation	

1

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

COUNTRY	SUBCUSTODIAN
Argentina	Citibank, N.A.
Australia	Westpac Banking Corporation
	Citibank Pty. Limited
Austria	Erste Bank der Osterreichischen Sparkassen AG
Bahrain	HSBC Bank Middle East (as delegate of the Hongkong and Shanghai Banking Corporation Limited)

Bangladesh	Standard Chartered Bank
Belgium	BNP Paribas Securities Services, S.A.
Benin	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Bermuda	The Bank of Bermuda Limited
Botswana	Barclays Bank of Botswana Limited
Brazil	Citibank, N.A.
Bulgaria	ING Bank N.V.
Burkina Faso	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Canada	State Street Trust Company Canada
Cayman Islands	Scotiabank & Trust (Cayman) Limited
Chile	BankBoston, N.A.
People's Republic of China	The Hongkong and Shanghai Banking Corporation Limited, Shanghai and Shenzhen branches

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Colombia	Cititrust Colombia S.A. Sociedad Fiduciaria
Costa Rica	Banco BCT S.A.
Croatia	Privredna Banka Zagreb d.d
Cyprus	Cyprus Popular Bank Public Company Ltd.
Czech Republic	Ceskoslovenska Obchodni Banka, A.S.
Denmark	Skandinaviska Enskilda Bankken AB, Sweden (operating through its Copenhagen branch)
Ecuador	Banco de la Produccion S.A. PRODUBANCO
Egypt	HSBC Bank Egypt S.A.E. (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Estonia	AS Hansabank
Finland	Nordea Bank Finland Plc.
France	BNP Paribas Securities Services, S.A.
	Deutsche Bank AG, Netherlands (operating through its Paris branch)
Germany	Deutsche Bank AG

Ghana	Barclays Bank of Ghana Limited
Greece	National Bank of Greece S.A.
Guinea-Bissau	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Hong Kong	Standard Chartered Bank (Hong Kong) Limited

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Hungary	HVB Bank Hungary Rt.
Iceland	Kaupthing Bank hf.
India	Deutsche Bank AG
	The Hongkong and Shanghai Banking Corporation Limited
Indonesia	Deutsche Bank AG
Ireland	Bank of Ireland
Israel	Bank Hapoalim B.M.
Italy	BNP Paribas Securities Services, S.A.
	Deutsche Bank S.p.A.
Ivory Coast	Societe Generale de Banques en Cote d'Ivoire
Jamaica	Bank of Nova Scotia Jamaica Ltd.
Japan	Mizuho Corporate Bank Ltd.
	Sumitomo Mitsui Banking Corporation
Jordan	HSBC Bank Middle East (as delegate of the Hongkong and Shanghai Banking Corporation Limited)
Kazakhstan	HSBC Bank Kazakhstan (as delegate of the Hongkong and Shanghai Banking Corporation Limited)
Kenya	Barclays Bank of Kenya Limited
Republic of Korea	Deutsche Bank AG

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET

GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
	The Hongkong and Shanghai Banking Corporation Limited
Latvia	A/s Hansabanka
Lebanon	HSBC Bank Middle East (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Lithuania	SEB Vilniaus Bankas AB
Malaysia	Standard Chartered Bank Malaysia Berhad
Mali	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Malta	The Hongkong and Shanghai Banking Corporation Limited
Mauritius	The Hongkong and Shanghai Banking Corporation Limited
Mexico	Banco Nacional de Mexico S.A.
Morocco	Attijariwafa bank
Namibia	Standard Bank Namibia Limited
Netherlands	Deutsche Bank AG
New Zealand	Westpac Banking Corporation
Niger	via Societe Generalé de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Nigeria	Stanbic Bank Nigeria Limited
Norway	Nordea Bank Norge ASA
Oman	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Pakistan	Deutsche Bank AG
Palestine	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Panama	HSBC Bank (Panama) S.A.
Peru	Citibank del Peru, S.A.
Philippines	Standard Chartered Bank

Poland	Bank Handlowy w Warszawie S.A.
Portugal	Banco Comercial Portugues S.A.
Puerto Rico	Citibank N.A.
Qatar	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Romania	ING Bank N.V.
Russia	ING Bank (Eurasia) ZAO, Moscow
Senegal	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Serbia	HVB Bank Serbia and Montenegro a.d.
Singapore	DBS Bank Limited
	United Overseas Bank Limited
Slovak Republic	Ceskoslovenska Obchodni Banka, A.S., pobocka zahranicnej banky v SR
Slovenia	Bank Austria Creditanstalt d.d. - Ljubljana

</TABLE>

5

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
South Africa	Nedbank Limited
	Standard Bank of South Africa Limited
Spain	Deutsche Bank S.A.E.
Sri Lanka	The Hongkong and Shanghai Banking Corporation Limited
Swaziland	Standard Bank Swaziland Limited
Sweden	Skandinaviska Enskilda Banken AB
Switzerland	UBS AG
Taiwan - R.O.C.	Central Trust of China
Thailand	Standard Chartered Bank (Thai) Public Company Limited
Togo	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Trinidad & Tobago	Republic Bank Limited
Tunisia	Banque Internationale Arabe de Tunisie
Turkey	Citibank, A.S.
Uganda	Barclays Bank of Uganda Limited

Ukraine	ING Bank Ukraine
United Arab Emirates	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
United Kingdom	State Street Bank and Trust Company, United kingdom Branch

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Uruguay	BankBoston, N.A.
Venezuela	Citibank, N.A.
Vietnam	The Hongkong and Shanghai Banking Corporation Limited
Zambia	Barclays Bank of Zambia Plc.
Zimbabwe	Barclays Bank of Zimbabwe Limited

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Argentina	Caja de Valores S.A.
Australia	Austraclear Limited
Austria	Oesterreichische Kontrollbank AG (Wertpapiersammelbank Division)
Bahrain Exchange	Clearing, Settlement, and Depository System of the Bahrain Stock
Bangladesh	Central Depository Bangladesh Limited
Belgium	Banque Nationale de Belgique
	Euroclear Belgium
Benin	Depositaire Central - Banque de Reglement
Bermuda	Bermuda Securities Depository

Brazil (CETIP)	Central de Custodia e de Liquidacao Financeira de Titulos Privados
	Companhia Brasileira de Liquidacao e Custodia
	Sistema Especial de Liquidacao e de Custodia (SELIC)
Bulgaria	Bulgarian National Bank
	Central Depository AD
Burkina Faso	Depositaire Central - Banque de Reglement
Canada	The Canadian Depository for Securities Limited
Chile	Deposito Central de Valores S.A.
People's Republic	China Securities Depository and Clearing Corporation Limited

</TABLE>

1

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
of China	Shanghai Branch
	China Securities Depository and Clearing Corporation Limited Shenzhen Branch
Colombia	Deposito Central de Valores
	Deposito Centralizado de Valores de Colombia S..A. (DECEVAL)
Costa Rica	Central de Valores S.A.
Croatia	Sredisnja Depozitarna Agencija d.d.
Cyprus	Central Depository and Central Registry
Czech Republic	Czech National Bank
	Stredisko cennych papiru - Ceska republika
Denmark	Vaerdipapircentralen (Danish Securities Center)
Egypt	Misr for Clearing, Settlement, and Depository S.A.E.
	Central Bank of Egypt
Estonia	AS Eesti Vaartpaberikeskus
Finland	Suomen Arvopaperikeskus Oy
France	Euroclear France
Germany	Clearstream Banking AG, Frankfurt
Greece	Apothetirion Titlon AE - Central Securities Depository
	Bank of Greece,

	System for Monitoring Transactions in Securities in Book-Entry Form
Guinea-Bissau	Depositaire Central - Banque de Reglement

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Hong Kong	Central Moneymarkets Unit
	Hong Kong Securities Clearing Company Limited
Hungary	Kozponti Elszamolohaz es Ertektar (Budapest) Rt. (KELER)
Iceland	Icelandic Securities Depository Limited
India	Central Depository Services (India) Limited
	National Securities Depository Limited
	Reserve Bank of India
Indonesia	Bank Indonesia
	PT Kustodian Sentral Efek Indonesia
Israel	Tel Aviv Stock Exchange Clearing House Ltd. (TASE Clearinghouse)
Italy	Monte Titoli S.p.A.
Ivory Coast	Depositaire Central - Banque de Reglement
Jamaica	Jamaica Central Securities Depository
Japan	Bank of Japan - Net System
	Japan Securities Depository Center (JASDEC) Incorporated
Jordan	Securities Depository Center
Kazakhstan	Central Securities Depository
Kenya	Central Depository and Settlement Corporation Limited
	Central Bank of Kenya

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
Republic of Korea	Korea Securities Depository
Latvia	Latvian Central Depository
Lebanon	Banque du Liban
	Custodian and Clearing Center of Financial Instruments for Lebanon and the Middle East (Midclear) S.A.L.
Lithuania	Central Securities Depository of Lithuania
Malaysia	Bank Negara Malaysia
	Bursa Malaysia Depository Sdn. Bhd.
Mali	Depositaire Central - Banque de Reglement
Malta	Central Securities Depository of the Malta Stock Exchange
Mauritius	Bank of Mauritius
	Central Depository and Settlement Co. Ltd.
Mexico	S.D. INDEVAL, S.A. de C.V.
Morocco	Maroclear
Namibia	Bank of Namibia
Netherlands	Euroclear Nederland
New Zealand	New Zealand Central Securities Depository Limited
Niger	Depositaire Central - Banque de Reglement

</TABLE>

4

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
Nigeria	Central Securities Clearing System Limited
Norway	Verdipapirsentralen (Norwegian Central Securities Depository)
Oman	Muscat Depository & Securities Registration Company, SAOC
Pakistan	Central Depository Company of Pakistan Limited
	State Bank of Pakistan
Palestine	Clearing, Depository and Settlement, a department of the Palestine Stock Exchange
Panama	Central Latinoamericana de Valores, S.A. (LatinClear)

Peru	Caja de Valores y Liquidaciones, Institucion de
	Compensacion y Liquidacion de Valores S.A
Philippines	Philippine Depository & Trust Corporation
	Registry of Scripless Securities (ROSS) of the Bureau of Treasury
Poland	Rejestr Papierow Wartosciowych
	Krajowy Depozyt Papierow Wartosciowych S.A.
Portugal	INTERBOLSA - Sociedade Gestora de Sistemas de Liquidacao e de Sistemas Centralizados de Valores Mobiliarios, S.A.
Qatar	Central Clearing and Registration (CCR), a
	department of the Doha Securities Market
Romania	Bucharest Stock Exchange Registry Division
	National Bank of Romania
Russia	Vneshtorgbank, Bank for Foreign Trade of the Russian Federation

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Senegal	Depositaire Central - Banque de Reglement
Serbia	Central Registrar and Central Depository for Securities
Singapore	The Central Depository (Pte) Limited
	Monetary Authority of Singapore
Slovak Republic	Naodna banka slovenska
	Centralny depozitar cennych papierov SR, a.s.
Slovenia	KDD - Centralna klirinsko depotna druzba d.d.
South Africa	Share Transactions Totally Electronic (STRATE) Ltd.
Spain	IBERCLEAR
Sri Lanka	Central Depository System (Pvt) Limited
Sweden	Vardepapperscentralen VPC AB (Swedish Central Securities Depository)
Switzerland	SegaIntersettle AG (SIS)
Taiwan - R.O.C.	Taiwan Depository and Clearing Corporation
Thailand	Thailand Securities Depository Company Limited

Togo	Depositaire Central - Banque de Reglement
Trinidad and Tobago	Trinidad and Tobago Central Bank
Tunisia	Societe Tunisienne Interprofessionelle pour la Compensation

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C> et de Depots des Valeurs Mobilieres (STICODEVAM)
Turkey	Central Bank of Turkey
	Central Registry Agency
Uganda	Bank of Uganda
Ukraine	Mizhregionalny Fondovy Souz
	National Bank of Ukraine
United Arab Emirates	Clearing and Depository System, a department of the Dubai Financial Market
United Kingdom	CrestCo.
Uruguay	Banco Central del Uruguay
Venezuela	Banco Central de Venezuela
	Caja Venezolana de Valores
Vietnam	Vietnam Securities Depository
Zambia	Bank of Zambia
	LuSE Central Shares Depository Limited
TRANSNATIONAL	
Euroclear	
Clearstream Banking, S.A.	

</TABLE>

<PAGE>

SCHEDULE C

MARKET INFORMATION

<TABLE>
<CAPTION>

PUBLICATION/TYPE OF INFORMATION (SCHEDULED FREQUENCY)	BRIEF DESCRIPTION
The Guide to Custody in World Markets (hardcopy annually and regular website updates)	An overview of settlement and safekeeping procedures, custody practices and foreign investor considerations for the markets in which State Street offers custodial services.
Global Custody Network Review (annually)	Information relating to Foreign Sub-Custodians in State Street's Global Custody Network. The Review stands as an integral part of the materials that State Street provides to its U.S. mutual fund clients to assist them in complying with SEC Rule 17f-5. The Review also gives insight into State Street's market expansion and Foreign Sub-Custodian selection processes, as well as the procedures and controls used to monitor the financial condition and performance of our Foreign Sub-Custodian banks.
Securities Depository Review (annually)	Custody risk analyses of the Foreign Securities Depositories presently operating in Network markets. This publication is an integral part of the materials that State Street provides to its U.S. mutual fund clients to meet informational obligations created by SEC Rule 17f-7.
Global Legal Survey (annually)	With respect to each market in which State Street offers custodial services, opinions relating to whether local law restricts (i) access of a fund's independent public accountants to books and records of a Foreign Sub-Custodian or Foreign Securities System, (ii) a fund's ability to recover in the event of bankruptcy or insolvency of a Foreign Sub-Custodian or Foreign Securities System, (iii) a fund's ability to recover in the event of a loss by a Foreign Sub-Custodian or Foreign Securities System, and (iv) the ability of a foreign investor to convert cash and cash equivalents to U.S. dollars.
Subcustodian Agreements (annually)	Copies of the contracts that State Street has entered into with each Foreign Sub-Custodian that maintains U.S. mutual fund assets in the markets in which State Street offers custodial services.
Global Market Bulletin (daily or as necessary)	Information on changing settlement and custody conditions in markets where State Street offers custodial services. Includes changes in market and tax regulations, depository developments, dematerialization information, as well as other market changes that may impact State Street's clients.
Foreign Custody Advisories (as necessary)	For those markets where State Street offers custodial services that exhibit special risks or infrastructures impacting custody, State Street issues market advisories to highlight those unique market factors which might impact our ability to offer recognized custody service levels.
Material Change Notices (presently on a quarterly basis or as otherwise necessary)	Informational letters and accompanying materials confirming State Street's foreign custody arrangements, including a summary of material changes with Foreign Sub-Custodians that have occurred during the previous quarter. The notices also identify any material changes in the custodial risks associated with maintaining assets with Foreign Securities Depositories.

</TABLE>

1

<PAGE>

REMOTE ACCESS SERVICES ADDENDUM

To Custodian Contract by and between State Street Bank and Trust Company and each registered investment company identified on the signature page hereto, dated February 8, 2007

State Street and its subsidiaries have developed proprietary accounting and other systems which we utilize in conjunction with the services we provide to you (the "Systems"). In this regard, we maintain certain information in databases under our control and ownership that we make available on a remote basis to our customers (the "Remote Access Services").

The Services. This addendum shall govern use of all Systems that State Street may from time to time agree to provide you, the Customer, and your designated investment advisors, consultants or other third parties authorized by State Street who agree to abide by the terms of this Addendum ("Authorized Designees") in order to provide Remote Access Services for the purpose of obtaining and analyzing reports and information.

Security Procedures. You agree to comply, and to cause your Authorized Designees to comply, with remote access operating standards and procedures and with user identification or other password control requirements and other security procedures as may be issued from time to time by State Street for use of the Systems and access to the Remote Access Services. You agree to advise State Street immediately in the event that you learn or have reason to believe that any person to whom you have given access to the Systems or the Remote Access Services has violated or intends to violate the terms of this Addendum and you will cooperate with State Street in seeking injunctive or other equitable relief. You agree to discontinue use of the Systems and Remote Access Services, if requested, for any security reasons cited by State Street.

Fees. Fees and charges (if any) for the use of the Systems and the Remote Access Services and related payment terms shall be as set forth in the fee schedule in effect from time to time between the parties (the "Fee Schedule"). You shall be responsible for any tariffs, duties or taxes imposed or levied by any government or governmental agency by reason of the transactions contemplated by this Addendum, including, without limitation, federal, state and local taxes, use, value added and personal property taxes (other than income, franchise or similar taxes which may be imposed or assessed against State Street). Any claimed exemption from such tariffs, duties or taxes shall be supported by proper documentary evidence delivered to State Street.

Proprietary Information/Injunctive Relief. The Systems and Remote Access Services and the databases, computer programs, screen formats, report formats, interactive design techniques, formulae, processes, systems, software, know-how, algorithms, programs, training aids, printed materials, methods, books, records, files, documentation and other information made available to you by State Street as part of the Remote Access Services and through the use of the Systems and all copyrights, patents, trade secrets and other proprietary rights of State Street and its relevant licensors related thereto are the exclusive, valuable and confidential property of State Street and its relevant licensors, as applicable (the "Proprietary Information").

You agree on behalf of yourself and your Authorized Designees to keep the Proprietary Information confidential and to limit access to your employees and Authorized Designees (under a similar duty of confidentiality) who require access to the Systems for the purposes intended. The foregoing shall not apply to Proprietary Information in the public domain or required by law to be made public.

<PAGE>

You agree to use the Remote Access Services only in connection with the proper purposes of this Addendum. You will not, and will cause your employees and Authorized Designees not to, (i) permit any third party to use the Systems or the Remote Access Services, (ii) sell, rent, license or otherwise use the Systems or the Remote Access Services in the operation of a service bureau or for any purpose other than as expressly authorized under this Addendum, (iii) use the Systems or the Remote Access Services for any fund, trust or other investment vehicle without the prior written consent of State Street, or (iv) allow or cause any information transmitted from State Street's databases, including data from third party sources, available through use of the Systems or the Remote Access Services, to be redistributed or retransmitted for other than use for or on behalf of yourself, as our Customer.

You agree that neither you nor your Authorized Designees will modify the Systems in any way, enhance or otherwise create derivative works based upon the Systems, nor will you or your Authorized Designees reverse engineer, decompile or otherwise attempt to secure the source code for all or any part of the Systems.

You acknowledge that the disclosure of any Proprietary Information, or of any information which at law or equity ought to remain confidential, will immediately give rise to continuing irreparable injury inadequately compensable in damages at law, and that State Street and its licensor, if applicable, shall be entitled to obtain immediate injunctive relief against the breach or threatened breach of any of the foregoing undertakings, in addition to any other legal remedies which may be available.

Limited Warranties. State Street represents and warrants that it has the right to grant access to the Systems and to provide the Remote Access Services contemplated herein. Because of the nature of computer information technology, including but not limited to the use of the Internet, and the necessity of relying upon third-party sources, and data and pricing information obtained from third parties, the Systems and Remote Access Services are provided "AS IS", and you and your Authorized Designees shall be solely responsible for the investment decisions, results obtained, regulatory reports and statements produced using the Remote Access Services. State Street and its relevant licensors will not be liable to you or your Authorized Designees for any direct or indirect, special, incidental, punitive or consequential damages arising out of or in any way connected with the Systems or the Remote Access Services, nor shall either party be responsible for delays or nonperformance under this Addendum arising out of any cause or event beyond such party's control.

EXCEPT AS EXPRESSLY SET FORTH IN THIS ADDENDUM, STATE STREET FOR ITSELF AND ITS RELEVANT LICENSORS EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES CONCERNING THE SYSTEM AND THE SERVICES TO BE RENDERED HEREUNDER, WHETHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Infringement. State Street will defend or, at our option, settle any claim or action brought against you to the extent that it is based upon an assertion that access to any proprietary System developed and owned by State Street or use of the Remote Access Services through any such proprietary System by you under this Addendum constitutes direct infringement of any United States patent or copyright or misappropriation of a trade secret, provided that you notify State

<PAGE>

Street promptly in writing of any such claim or proceeding and cooperate with State Street in the defense of such claim or proceeding. Should any such proprietary System or the Remote Access Services accessed thereby or any part thereof become, or in State Street's opinion be likely to become, the subject of a claim of infringement or the like under the patent or copyright or trade secret laws of the United States, State Street shall have the right, at State Street's sole option, to (i) procure for you the right to continue using such System or Remote Access Services, (ii) replace or modify such System or Remote Access Services so that the System or the Remote Access Services becomes non-infringing, or (iii) terminate access to the Remote Access Services without further obligation.

Termination. Either party may terminate access to the Remote Access Services (i) for any reason by giving the other party at least one-hundred and eighty (180) days' prior written notice in the case of notice of termination by State Street to you or thirty (30) days' notice in the case of notice from you to State Street of termination, or (ii) immediately for failure of the other party to comply with any material term and condition of the Addendum by giving the other party written notice of termination. In the event of termination, you will return to State Street all Proprietary Information in your possession or in the possession of your Authorized Designees. The foregoing provisions with respect to confidentiality and infringement will survive termination for a period of three (3) years.

Miscellaneous. Except as provided in the next sentence, this Addendum constitutes our entire understanding with respect to access to the Systems and the Remote Access Services. If any State Street custody, accounting or other services agreement with you contains terms and conditions relating to computer systems or data access, this Addendum shall constitute an amendment and supplement to them, and in the event of any inconsistency the provisions providing the greatest benefit to State Street shall control. This Addendum cannot be modified or altered except in a writing duly executed by both of us and shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

[next page is signature page]

<PAGE>

CONFIRMED AND AGREED:

Each of the following registered investment companies acting with respect to each of its series, if any, or, if it has no such series, acting for itself, severally and not jointly

HARTFORD SERIES FUND, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

THE HARTFORD MUTUAL FUNDS, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

THE HARTFORD MUTUAL FUNDS II, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

HARTFORD HLS SERIES FUND II, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

HARTFORD INCOME SHARES FUND, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

4

</TEXT>
</DOCUMENT>

EXHIBIT 7

<DOCUMENT>
<TYPE>EX-99.H.(I)
<SEQUENCE>5
<FILENAME>b62326lcexv99whwxiy.txt
<DESCRIPTION>TRANSFER AGENCY AND SERVICE AGREEMENT
<TEXT>
<PAGE>

EXECUTION COPY

Exhibit h.1
TRANSFER AGENCY AND SERVICE AGREEMENT

AGREEMENT made as of the 1 day of February, 2006, by and among The Hartford Mutual Funds, Inc., a Maryland corporation, having its principal office and place of business at 200 Hopmeadow Street, Simsbury, Connecticut 06089 and Hartford Mutual Funds II, Inc, a Maryland corporation having its principal office and place of business at 200 Hopmeadow Street, Simsbury, Connecticut 06089 (together, the "Funds"), and Hartford Administrative Services Company ("HASCO"), having its principal office and place of business at 500 Bielenberg Drive, Woodbury, Minnesota 55125. This Agreement is intended to take effect as if entered into among the Funds on behalf of each of its series of shares (each a "Portfolio"), severally, and HASCO, and the provisions of this Agreement shall be construed accordingly.

WHEREAS, the Funds are authorized to issue shares in separate series and classes within each series; and

WHEREAS, the Funds, on behalf of each Portfolio, desire to appoint HASCO as transfer agent, dividend disbursing agent and agent in connection with certain other activities, and HASCO desires to accept such appointment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. TERMS OF APPOINTMENT; DUTIES OF HASCO

1.1 Subject to the terms and conditions set forth in this Agreement, the Funds, on behalf of the Portfolios, hereby employ and appoint HASCO to act as, and HASCO agrees to act as its transfer agent for each of the Funds' authorized and issued shares of its common stock ("Shares"), dividend disbursing agent and agent, in connection with any accumulation, open-account or similar plans provided to the shareholders of each of the respective Portfolios of the Funds ("Shareholders") and set out in the currently effective prospectuses and statements of additional information ("prospectuses") of the Funds.

1.2 HASCO agrees that it will perform the following services:

(a) In accordance with procedures as may be established from time to time by agreement between the Funds on behalf of each of the Portfolios, as applicable and HASCO, HASCO shall:

(i) Receive for acceptance, orders for the purchase of Shares, and promptly deliver payment and appropriate documentation thereof to the custodian of the Funds (the "Custodian");

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(ii) Pursuant to purchase orders, issue the appropriate number of Shares and hold such Shares in the appropriate Shareholder accounts;

(iii) Receive for acceptance redemption requests and redemption directions and deliver the appropriate documentation thereof to the Custodian;

(iv) In respect to the transactions in items (i), (ii) and (iii) above, HASCO is authorized to accept purchase orders and redemption requests from broker-dealers authorized by the Funds and from investors;

(v) At the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the manner requested such monies to the redeeming Shareholders;

(vi) Effect transfers of Shares by the registered owners thereof upon receipt of appropriate instructions;

(vii) Prepare and transmit payments for dividends and distributions declared by the Funds on behalf of each Portfolio; and effect (as requested by Shareholders) the reinvestment thereof;

(viii) Maintain Shareholder account records and advise the Funds and their Shareholders as to the foregoing;

(ix) Record the issuance of shares of the Funds and maintain pursuant to SEC Rule 17Ad-10(e) a record of the total number of Shares that are authorized, issued and outstanding. HASCO shall also provide the Funds on a regular basis with the total number of shares that are authorized, issued and outstanding and shall have no obligation, when recording the issuance of shares, to be responsible for any laws relating to the issue or sale of such shares, which function shall be the sole responsibility of the Funds; and

(x) Upon instruction from the principal underwriter of the Funds, deduct applicable front end sales charges from purchase payments and applicable deferred sales charges from redemption payments and remit them to the appropriate party.

(b) In addition to the services set forth in paragraph (a), HASCO shall (i) perform the customary services of a transfer agent, dividend disbursing agent and, as relevant, agent in connection with accumulation, open-account or other similar plans (including without limitation any periodic

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investment plan or periodic withdrawal program), including but not limited to: maintaining Shareholder accounts, preparing Shareholder meeting lists, mailing proxies, mailing Shareholder reports and prospectuses to current Shareholders, withholding taxes on U.S. resident and non-resident alien accounts, preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required with respect to dividends and distributions by federal authorities for all Shareholders, preparing and mailing confirmation forms and statements of account to Shareholders for purchases and redemptions of Shares and other confirmable transactions in Shareholder accounts (as are required by law), preparing and mailing activity statements for Shareholders, and providing Shareholder account information, and (ii) provide a system which will enable the Funds to monitor the total shares sold in each state.

(c) The Funds shall (i) identify to HASCO in writing those transactions and assets to be treated as exempt from blue sky reporting for each State and (ii) verify the establishment of transactions for each State on the system prior to activation and thereafter monitor the daily activity for each State. The responsibility of HASCO for the Fund's blue sky State registration status is solely limited to the initial establishment of transactions subject to blue sky compliance by the Funds and the reporting of such transactions to the Funds as provided above.

(d) HASCO may, in its discretion and without further consent on the part of the Funds, subcontract with a sub-transfer agent or broker-dealer (each a "Designated Partner") for the performance of HASCO's obligations to provide services hereunder to accounts of Shareholders who are clients of such Designated Partner, provided, further, that HASCO shall be as fully responsible to the Funds for the acts and omissions of any Designated Partner as it is for its own acts and omissions.

(e) HASCO may, in its discretion and without further consent on the part of the Funds, appoint third party plan administrators (each a "TPA") to provide record keeping and related services to participants in plans which are Shareholders in the Funds, provided that HASCO shall be as fully responsible to the Funds for the acts and omissions of any TPA as it is for its own acts and omissions.

(f) HASCO shall provide additional services on behalf of the Funds (e.g., escheatment services) which may be agreed upon in writing between the Funds and HASCO.

(g) HASCO shall provide all services necessary to monitor shareholder activity in the funds in order to detect and prevent market timing and excessive trading in shares of the Funds as described in the Policies and Procedures Relating to Market Timing and Excessive Trading in Shares of

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the Funds, as such may be amended by the Board of Directors of the Funds from time to time.

(h) HASCO will ensure Designated Partners and TPAs appointed by HASCO shall agree (i) to provide HASCO with information regarding trading in Fund shares by participant accounts sufficient to enable HASCO to enforce the market timing policy set forth in the Funds' prospectus; and (ii) to the extent required by Rule 22c-2 under the Investment Company Act of 1940, to execute HASCO's instructions to restrict or prohibit further purchases or exchanges of Fund shares by a specific participant who has violated the Funds' policy.

(i) HASCO hereby acknowledges receipt of a copy of the Funds' anti-money laundering ("AML") compliance program, and HASCO agrees to implement the requirements of the AML compliance program with respect to purchases of the Funds' shares. In accordance with mutually-agreed procedures, HASCO shall use its best efforts in carrying out such agreed functions consistent with the requirements of the Funds' AML program. The Funds acknowledge that their Shareholders are customers of the Funds and not customers of HASCO and the Funds retain legal responsibility under the USA PATRIOT Act for AML compliance with respect to transactions in their shares. HASCO agrees to cooperate with any request from examiners of United States Government agencies having jurisdiction over the Funds for information and records relating to the Funds' AML program and consents to inspection by such examiners for this purpose.

(j) In accordance with Regulation S-P of the Securities and Exchange Commission, "Nonpublic Personal Information" includes (1) all personally identifiable financial information; (2) any list, description, or other grouping of consumers (and publicly available information pertaining to them) that is derived using any personally identifiable financial information that is not publicly available information; and (3) any information derived therefrom. HASCO must not use or disclose Nonpublic Personal Information for any purpose other than to carry out the purpose for which Nonpublic Personal Information was provided to HASCO as set forth in this Agreement, and agrees to cause its employees, agents, representatives, or any other party to whom HASCO may provide access to or disclose Nonpublic Personal Information to limit the use and disclosure of Nonpublic Personal Information to that purpose. HASCO agrees to implement appropriate measures designed to ensure the security and confidentiality of Nonpublic Personal Information, to protect such information against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to, or use of, Nonpublic Personal Information that could result in substantial harm or inconvenience to any customer of the Funds. HASCO

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further agrees to cause all its agents, representatives, subcontractors, or any other party to whom HASCO may provide access to, or disclose, Nonpublic Personal Information to implement appropriate measures designed to meet the objectives set forth in this paragraph. With respect only to the provisions of this Section, HASCO agrees to indemnify and hold harmless the Funds and any officer or director or trustee of the Board ("Board member"), against losses, claims, damages, expenses, or liabilities to which the Funds, or any officer or Board member of the Funds, may become subject as the result of (1) a material breach of the provisions of this section of the Agreement or (2) any acts or omissions of HASCO, or of any of its officers, directors, employees, representatives, subcontractors or agents, that are not in accordance with this Agreement, including, but not limited to, any violation of any federal statute or regulation. Notwithstanding the foregoing, no party shall be entitled to indemnification pursuant to this Section if such loss, claim, damage, expense, or liability is due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of duty by the party seeking indemnification.

(k) Procedures establishing criteria to be used by HASCO in selecting Designated Partners and TPAs with respect to these services in this Section 1 shall be established from time to time by agreement between the Funds on behalf of each Portfolio and HASCO.

2. FEES AND EXPENSES

2.1 For the performance by HASCO pursuant to this Agreement, the Funds agree on behalf of each of the Portfolios to pay HASCO an annual maintenance fee (the "TA Fee") for each Shareholder Participant Account (as defined below) per Portfolio according to the Fee Schedule attached hereto as Exhibit A. Such fees and out-of-pocket expenses and advances identified under Section 2.2 below may be changed from time to time subject to mutual written agreement between the Funds and HASCO. A "Shareholder Participant Account" shall mean (i) any shareholder account maintained on the books and records of HASCO, (ii) any shareholder account maintained on the books and records of a Designated Partner appointed by HASCO pursuant to Section 1.2(d), and (iii) the account of any plan participant that is a beneficial owner of Shares which is maintained on the books and records of a TPA engaged by HASCO pursuant to Section 1.2(e).

2.2 Unless otherwise provided in Exhibit A hereto, in addition to the fee paid under Section 2.1 above, the Funds agree on behalf of each of the Portfolios to reimburse HASCO for reasonable out-of-pocket expenses specifically incurred and directly related to the services provided hereunder, including but not limited to: confirmation production, postage, forms, telephone, microfilm, microfiche, tabulating proxies, records storage, or advances incurred by HASCO for the items

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set out in the fee schedule attached hereto. In addition, any other expenses incurred by HASCO at the request or with the consent of the Funds, will be reimbursed by the Funds on behalf of the applicable Portfolio.

2.3 The Funds agree on behalf of each of the Portfolios to pay all fees and reimbursable expenses within fifteen days following the receipt of the respective billing notice. Postage for mailing of dividends, proxies, Fund reports and other mailings to all Shareholders Participant Accounts shall be advanced to HASCO by the Funds at least seven (7) days prior to the mailing date of such materials.

3. REPRESENTATIONS AND WARRANTIES OF HASCO

HASCO represents and warrants to the Funds that:

3.1 It is a corporation duly organized and existing and in good standing under the laws of Minnesota.

3.2 It is duly qualified to carry on its business in the State of Minnesota and is duly registered as a transfer agent pursuant to Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended.

3.3 It is empowered under applicable laws and by its Charter and By-Laws to enter into and perform this Agreement.

3.4 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

3.5 It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

3.6 It has and will continue to have necessary procedures and policies in place reasonably designed to comply with Rule 38a -1 of the Investment Company Act of 1940, as amended.

4. REPRESENTATIONS AND WARRANTIES OF THE FUNDS

The Funds represent and warrant to HASCO that:

4.1 They are each corporations duly organized and existing and in good standing under the laws of the State of Maryland.

4.2 Each is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement.

4.3 All corporate proceedings required by such Articles of Incorporation and By-Laws have been taken to authorize them to enter into and perform this Agreement.

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4.4 Each is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended.

4.5 A registration statement under the Securities Act of 1933, as amended, is currently effective, and will remain in effect, for each series and class of Shares, and appropriate securities law filings have been made and will continue to be made with the SEC with respect to all of the Funds. The Funds shall notify HASCO when such registration statement shall have been amended to include additional series of the Fund and shall notify HASCO if such registration statement or any state securities registration or qualification has been terminated or a stop order has been entered with respect to the Shares.

5. DATA ACCESS AND PROPRIETARY INFORMATION

5.1 The Funds acknowledge that the data bases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Funds by HASCO as part of their ability to access certain Funds-related data ("Customer Data") maintained by HASCO on data bases under the control and ownership of HASCO ("Data Access Services") constitute copyrighted, trade secret, or other proprietary information (collectively, "Proprietary Information") of substantial value to HASCO or other third party. In no event shall Proprietary Information be deemed Customer Data. The Funds agree to treat all Proprietary Information as proprietary to HASCO and further agree that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder. Without limiting the foregoing, the Funds agree for themselves and their employees and agents:

(a) to access Customer Data solely from locations as may be designated in writing by HASCO and solely in accordance with HASCO's applicable user documentation;

(b) to refrain from copying or duplicating in any way the Proprietary Information;

(c) to refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform in a timely manner of such fact and dispose of such information in accordance with HASCO's instructions;

(d) to refrain from causing or allowing the data acquired hereunder from being retransmitted to any other computer facility or other location, except with the prior written consent of HASCO;

(e) that the Funds shall have access only to those authorized transactions agreed upon by the parties;

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(f) to honor all reasonable written requests made by HASCO to protect at HASCO' expense the rights of HASCO in Proprietary Information at common law, under federal copyright law and under other federal or state law.

5.2 Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section 5. The obligations of this Section shall survive any termination of this Agreement.

5.3 If the Funds notify HASCO that any of the Data Access Services do not operate in material compliance with the most recently issued user documentation for such services, HASCO shall endeavor in a timely manner to correct such failure. Organizations from which HASCO may obtain certain data included in the Data Access Services are solely responsible for the contents of such data and the Funds agree to make no claim against HASCO arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof. DATA ACCESS SERVICES AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN AS IS, AS AVAILABLE BASIS. HASCO EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

6. INDEMNIFICATION

6.1 HASCO shall not be responsible for, and the Funds shall, on behalf of the applicable Portfolio, indemnify and hold HASCO harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to:

(a) All actions of HASCO or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence or willful misconduct.

(b) Lack of good faith, negligence or willful misconduct on the part of the Funds or the breach of any representation or warranty of the Funds hereunder.

(c) The reliance on or use by HASCO or its agents or subcontractors of information, records, documents or services which (i) are received by HASCO or its agents or subcontractors, and (ii) have been prepared, maintained or performed by the Funds or any other person or firm on behalf of the Funds.

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(d) The reliance on, or the carrying out by HASCO or its agents or subcontractors of any instructions or requests of the Funds on behalf of the applicable Portfolio.

(e) The offer or sale of Shares in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state or in violation of any stop order or other determination or ruling by any federal agency or any state with respect to the offer or sale of such Shares in such state, unless such violation is the result of HASCO's or HASCO's affiliate's negligent or willful failure to comply with the provisions of Section 1.2 of this Agreement.

6.2 At any time HASCO may apply to any officer of the Funds for instructions, and may consult with legal counsel to the Funds with respect to any matter arising in connection with the services to be performed by HASCO under this Agreement, and HASCO and its agents or subcontractors (excluding Designated Partners and TPAs) shall not be liable and shall be indemnified by the Funds on behalf of the applicable Portfolio for any action taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel. HASCO, its agents and subcontractors (excluding Designated Partners and TPAs) shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Funds, reasonably believed to be genuine and to have been signed by the proper person or persons, or upon any instruction, information, data, records or documents provided HASCO or its agents or subcontractors (excluding Designated Partners and TPAs) by machine readable input, telex, CRT data entry or other similar means authorized by the Funds, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Funds. HASCO, its agents and subcontractors (excluding Designated Partners and TPAs) shall also be protected and indemnified in recognizing stock certificates which are reasonably believed to bear the proper manual of facsimile signatures of the officer or officers of the Funds, and the proper countersignature of any former transfer agent or registrar, or of a co-transfer agent or co-registrar.

6.3 The Funds shall not be responsible for, and HASCO shall indemnify and hold the Funds harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to failure by HASCO to comply with the terms of this Agreement due to HASCO's negligence or willful misconduct or the breach of any representation or warranty of HASCO hereunder.

6.4 In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

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Notwithstanding the above, HASCO shall not be excused from liability in the event any telecommunications, power or equipment (of HASCO, its agents or subcontractors) failures could have been avoided or minimized by such parties having maintained adequate industry standard backup systems or plan and a disaster recovery plan.

6.5 In order that the indemnification provisions contained in this Section 6 shall apply, upon the assertion of a claim for which the Funds may be required to indemnify HASCO, HASCO shall promptly notify the Funds of such assertion, and shall keep the Funds advised with respect to all developments concerning such claim. The Funds shall have the option to participate with HASCO in the defense of such claim or to defend against said claim in its own name or in the name of HASCO. HASCO shall in no case confess any claim or make any compromise in any case in which the Funds may be required to indemnify HASCO except with the Funds' prior written consent. For clarity, to the extent any obligation to provide indemnity under this Section 6 arises in respect of a Portfolio or Portfolios, the obligation so to indemnify shall be the obligation only of such Portfolio or Portfolios, and of no other Portfolio.

7. STANDARD OF CARE

HASCO shall at all times act in good faith, and agrees to use due care and its best efforts within reasonable limits to insure the accuracy of all services performed under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors unless said errors are caused by its negligence, bad faith, or willful misconduct or that of its employees, agents or subcontractors and its Designated Partners and TPAs.

8. COVENANTS OF THE FUNDS AND HASCO

8.1 The Funds shall on behalf of each of the Portfolios promptly furnish to HASCO the following:

(a) A certified copy of the resolution of the Board of Directors of the Funds authorizing the appointment of HASCO and the execution and delivery of this Agreement.

(b) A copy of the Articles of Incorporation and By-Laws of the Funds and all amendments thereto.

8.2 HASCO shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the Investment Company Act of 1940, as amended, and the Rules thereunder, HASCO agrees that all such records prepared or maintained by HASCO relating to the services to be performed by HASCO hereunder are the property of the Funds and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the

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Funds on and in accordance with its request. Records surrendered hereunder shall be in machine readable form, except to the extent that HASCO has maintained such a record only in paper form.

8.3 HASCO and the Funds agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

8.4 In case of any requests or demands for the inspection of the Shareholder records of the Funds, HASCO will notify the Funds and endeavor to secure instructions from an authorized officer of the Funds as to such inspection. HASCO reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to exhibit the Shareholder records to such person.

9. TERMINATION OF AGREEMENT

9.1 This Agreement may be terminated by either party upon ninety (90) days written notice to the other.

9.2 Should the Funds exercise their right to terminate, all out-of-pocket expenses associated with the movement of records and material will be borne by the Funds on behalf of the applicable Portfolio(s). Additionally, HASCO reserves the right to charge for any other reasonable expenses associated with such termination.

10. ADDITIONAL FUNDS

In the event that one or more of the Funds establishes one or more additional series or classes of Shares to which it desires to have HASCO render services as transfer agent under the terms hereof, it shall so notify HASCO in writing, and if HASCO agrees in writing to provide such services, such series or classes of Shares shall be included under this agreement.

11. ASSIGNMENT

11.1 Except as otherwise provided in Section 1 of this Agreement, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

11.2 This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

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12. AMENDMENT

This Agreement may be amended or modified by a written agreement executed by both parties and authorized or approved by a resolution of the Board of Directors of the Funds.

13. CONNECTICUT LAW TO APPLY

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of Connecticut.

14. CONSEQUENTIAL DAMAGES

No party to this Agreement shall be liable to another party for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder.

15. MERGER OF AGREEMENT

This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

16. COUNTERPARTS

This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

THE HARTFORD MUTUAL FUNDS, INC.,
Severally, on behalf of their respective
Series of Shares,

BY: /s/ Robert M. Arena

Name: Robert Arena

Title: Vice President

THE HARTFORD MUTUAL FUNDS II, INC.,
Severally, on behalf of their respective
Series of Shares,

BY: /s/ Robert M. Arena

Name: Robert Arena
Title: Vice President

HARTFORD ADMINISTRATIVE SERVICES COMPANY

BY: /s/ Denise A. Settimi

Name: Denise A. Settimi
Title: Operations Officer

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EXIBIT A

TA FEE SCHEDULE

CLASS A, B, AND C SHARES:

$25 per Shareholder Participant Account per Portfolio.

CLASS Y SHARES:

0.05% of assets in each Portfolio; provided however, that the annual aggregate TA Fee paid by the Funds for Class Y Shares shall not exceed $150,000.

The TA Fee shall include all out of pocket expenses otherwise payable by a Portfolio pursuant to Section 2.2 and 2.3 of the Agreement except for postage, solicitation, tabulation and printing expenses related to proxy solicitation, unless otherwise agreed to by the Funds and HASCO.
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</DOCUMENT>

EXHIBIT 8

<DOCUMENT>
<TYPE>EX-99.(H)(XIX)
<SEQUENCE>11
<FILENAME>b68643a1exv99wxhyxxixy.txt
<DESCRIPTION>TRANSFER AGENCY FEE WAIVER AGREEMENT
<TEXT>
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Exhibit H.(XIX)

TRANSFER AGENCY FEE WAIVER AGREEMENT

THIS AGREEMENT, dated as of February 6, 2008, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Administrative Services Company (the "Transfer Agent").

WHEREAS, the Transfer Agent has been appointed the transfer agent of each of the Funds pursuant to a Transfer Agency and Service Agreement between each Company, on behalf of the Funds, and the Transfer Agent; and

WHEREAS, each Company and the Transfer Agent desire to enter into the arrangements described herein relating to the transfer agency fees of the Funds;

NOW, THEREFORE, each Company and the Transfer Agent hereby agree as follows:

1. For the period commencing November 1, 2007 through February 28, 2009, the Transfer Agent hereby agrees to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year for each class of shares for each Fund.

2. The reimbursement described in Section 1 above is not subject to recoupment by the Transfer Agent.

3. The Transfer Agent understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

4. This Agreement shall renew automatically for one-year terms unless the Transfer Agent provides written notice of termination prior to the start of such term.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/ Tamara L. Fagely

Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/ Tamara L. Fagely

Tamara L. Fagely
Title: Vice President, Treasurer and
Controller

HARTFORD ADMINISTRATIVE SERVICES COMPANY

Name: /s/ Robert Arena

Robert Arena
Title: Director and Senior Vice
President

</TEXT>
</DOCUMENT>

EXHIBIT 9

<DOCUMENT>
<TYPE>EX-99.E.I
<SEQUENCE>19
<FILENAME>b45788h1exv99wewi.txt
<DESCRIPTION>PRINCIPAL UNDERWRITING AGREEMENT
<TEXT>
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EXHIBIT 99.e(i)

PRINCIPAL UNDERWRITING AGREEMENT

The ITT Hartford Mutual Funds, Inc. (the "Company")
on behalf of

ITT Hartford Capital Appreciation Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford International Opportunities Fund
ITT Hartford Small Company Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

July 22, 1996

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

Re: Underwriting Agreement

Gentlemen:

The Company is a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and has shares of capital stock (hereinafter the "Shares") representing interests in investment portfolios of the Company hereto (individually the "Fund" and collectively the "Funds") which are registered under the Securities Act of 1933, as amended (the "1933 Act") and securities acts of various states and jurisdictions.

You have informed us that your company, Hartford Securities Distribution Company ("HSD"), is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 (the "1934 Act") and that HSD is a member in good standing of the National Association of Securities Dealers, Inc. You have indicated your desire to become the exclusive selling agent and principal underwriter for the Company. We have been authorized to execute and deliver this Agreement to you, which Agreement has been approved by a vote of a majority of the company's directors (the "Directors") who are not parties to such Agreement or "interested persons" of any party thereto, cast in person at a meeting called for the purpose of voting on the Approval of this Agreement.

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1. Appointment of Underwriter. Upon the execution of this Agreement and in consideration of the agreements on your part herein expressed and upon the terms and conditions set forth herein, we hereby appoint you as the exclusive sales agent for distribution of the Shares (other than sales made directly by the Company without sales charge) and agree that we will deliver to you such shares as you may sell. You agree to use your best efforts to promote

the sale of the Shares, but you are not obligated to sell any specific number of the Shares.

2. Independent Contractor. You will undertake and discharge your obligations hereunder as an independent contractor and shall have no authority or power to obligate or bind the Company by your actions, conduct, or contracts, except that you are authorized to accept orders for the purchase or repurchase of the Shares as our agent. You may appoint sub-agents or distribute the Shares through dealers (or otherwise) as you may determine necessary or desirable from time to time. This Agreement shall not, however, be construed as authorizing any dealer or other person to accept orders for sale or repurchase on our behalf or to otherwise act as our agent for any purpose.

3. Offering Price. Shares shall be offered for sale at a price equivalent to their net asset value plus, as appropriate, a variable percentage of the public offering price as a sales load, as set forth in the Company's Prospectus for the Shares, as amended from time to time. On each business day on which the New York Stock Exchange is open for business, we will furnish you with the net asset value of the Shares, which shall be determined and become effective as of the close of business of the New York Stock Exchange on that day. The net asset value so determined shall apply to all orders for the purchase of the Shares received by dealers prior to such determination, and you are authorized in your capacity as our agent to accept orders and confirm sales at such net asset value; provided that, such dealers notify you of the time when they received the particular order and that the order is placed with you prior to your close of business on the day on which the applicable net asset value is determined. To the extent that our Shareholder Servicing and Transfer Agent (collectively "Agent") and the Custodian(s) for any pension, profit-sharing, employer or self-employed plan receive payments on behalf of the investors, such Agent and Custodian(s) shall be required to record the time of such receipt with respect to each payment, and the applicable net asset value shall be that which is next determined and effective after the time of receipt by them. In all events, you shall forthwith notify all of the dealers comprising your selling group and the Agent and Custodian(s) of the effective net asset value as received from us. Should we at any time calculate our net asset value more frequently than once each business day, you and we will follow procedures with respect to such additional price or prices comparable to those set forth above in this Section 3.

4. Sales Commission. (a) You shall be entitled to charge a sales commission on the sale of certain classes of Shares in the amount set forth in the Company's Prospectus (including any supplements or amendments thereto) then in effect under the 1933 Act and the 1940 Act. Such commission (subject to any quantity or other discounts or eliminations of commission as set forth in our then currently effective Prospectus) shall be an amount mutually agreed upon by the Company and HSD and shall be equal to the difference between the net asset value and the public offering price of the Shares.

<PAGE>

(b) In addition, in accordance with the distribution plans adopted pursuant to Rule 12b-1 under the 1940 Act (the "Distribution Plans") for certain classes of Shares, you will be entitled to be paid a sales commission not exceeding the product of the price received by the Company for sales of its Shares (excluding reinvestment of dividends and distributions) multiplied by the percentage set forth in the Prospectus and mutually agreed to by the Company and HSD from time to time. In connection with the Shares, you may also be entitled to be paid by the Company an interest fee (calculated in accordance with the Prospectus and the Distribution Plan). Payment of the sales commissions and separate interest fee, if applicable, shall be spread over a period of time and shall be paid in the manner described in such Prospectus and the Distribution Plan.

(c) In addition to the payments of the sales commissions to you provided for in paragraphs 4(a) and 4(b), you may also receive reimbursement for expenses or a maintenance or trail fee as may be required by and described in the Distribution Plans adopted by the Company for the various classes of Shares.

(d) You may allow appointed sub-agents or dealers such commissions or discounts (not exceeding the total sales commission) as you shall deem advisable, so long as any such commissions or discounts are set forth in the Company's then current Prospectus, to the extent required by the applicable federal and state securities laws.

5. Payment for Shares. At or prior to the time of delivery of any of our Shares you will pay or cause to be paid to the Custodian, for our account, an amount in cash equal to the net asset value of such Shares. In the event that you pay for shares sold by you prior to your receipt of payment from purchasers, you are authorized to reimburse yourself for the net asset value of such Shares from the offering price of such Shares when received by you.

6. Registration of Shares. No Shares shall be registered on our books until (i) receipt by us of your written request therefor; (ii) receipt by the Custodian and Agent of a certificate signed by an officer of the Company stating the amount to be received therefor; and (iii) receipt of payment of that amount by the Custodian. We will provide for the recording of all Shares purchased in unissued form in "book accounts," unless a request in writing for certificates (if available) is received by the Agent, in which case certificates for Shares in such names and amounts as is specified in such writing will be delivered by the Agent, as soon as practicable after registration thereof on the books.

7. Purchases for Your Own Account. You shall not purchase Shares for your own account for purposes of resale to the public, but you may purchase Shares for your own investment account upon your written assurance that the purchase is for investment purposes only and that the Shares will not be resold except through redemption by us.

8. Sale of Shares to Affiliates. You may sell the Shares at net asset value, plus a varying sales charge as appropriate, pursuant to a uniform offer described in the

<PAGE>

Company's current Prospectus (i) to our Directors and officers, our investment manager and its affiliates, and/or any sub-adviser to the Company, or your company or affiliated companies thereof, (ii) to the bona fide, full time employees or sales representatives of any of the foregoing, (iii) to any trust, pension, profit-sharing, or other benefit plan for such persons, or (iv) to any other person set forth in the Company's then current Prospectus; provided that such sales are made in accordance with the rules and regulations under the 1940 Act and that such sales are made upon the written assurance of the purchaser that the purchases are made for investment purposes only, not for the purpose of resale to the public and that the Shares will not be resold except through redemption by us.

9. Allocation of Expenses. (a) We will pay the following expenses in connection with the sales and distribution of Shares of the Company:

(i) expenses pertaining to the preparation of our audited and certified financial statements to be included in any amendments ("Amendments") to our Registration Statements under the 1933 Act, including the Prospectuses and Statements of Additional Information included therein;

(ii) expenses pertaining to the preparation (including legal fees) and printing of all Amendments or supplements filed with the Securities and Exchange Commission, including the copies of the Prospectuses and Statements of Additional Information included in the Amendments and the first ten (10) copies of the definitive Prospectuses and Statements of Additional Information or supplements thereto, other than those necessitated by or related to your (including your "Parent") activities where such amendments or supplements result in expenses which we would not otherwise have incurred;

(iii) expenses pertaining to the preparation, printing, and distribution of any reports or communications, including Prospectuses and Statements of Additional Information, which are sent to our existing shareholders;

(iv) filing and other fees to federal and state securities regulatory authorities necessary to register and maintain registration of the Shares; and

(v) expenses of the Agent, including all costs and expenses in connection with the issuance, transfer and registration of the Shares, including but not limited to any taxes and other governmental charges in connection therewith.

(b) Except to the extent that you are entitled to reimbursement under the provisions of any of the Distribution Plans for the Company, you will pay the following expenses:

<PAGE>

(i) expenses of printing additional copies of the Prospectuses and Statement of Additional Information and any amendments or supplements thereto which are necessary to continue to offer our shares to the public;

(ii) expenses pertaining to the preparation (excluding legal fees) and printing of all amendments and supplements to our Registration Statements if the Amendment or supplement arises from or is necessitated by or related to your (including your "Parent") activities where those expenses would not otherwise have been incurred by us; and

(iii) expenses pertaining to the printing of additional copies, for use by you as sales literature, of reports or other communications which have been prepared for distribution to our existing shareholders or incurred by you in advertising, promoting and selling our Shares to the public.

10. Furnishing of Information. We will furnish to you such information with respect to our Company and its Shares, in such form and signed by such of our officers as you may reasonably request, and we warrant that the statements therein contained when so signed will be true and correct. We will also furnish you with such information and will take such action as you may reasonably request in order to qualify our Shares for sale to the public under

the Blue Sky Laws or in jurisdictions in which you may wish to offer them. We will furnish you at least annually with audited financial statements of our books and accounts certified by independent public accountants, and with such additional information regarding our financial condition, as you may reasonably request from time to time.

11. Conduct of Business. Other than currently effective Prospectuses and Statements of Additional Information, you will not issue any sales material or statements except literature or advertising which conforms to the requirements of federal and state securities laws and regulations and which have been filed, where necessary, with the appropriate regulatory authorities. You will furnish us with copies of all such material prior to their use and no such material shall be published if we shall reasonably and promptly object.

You shall comply with the applicable federal and state laws and regulations where our Shares are offered for sale and conduct your affairs with us and with dealers, brokers, or investors in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

12. Redemption or Repurchase within Seven Days. If Shares are tendered to us for redemption or are repurchased by us within seven (7) business days after your acceptance of the original purchase order for such shares, you will immediately refund to us the full amount of any sales commission (net of allowances to dealers or brokers) allowed to you on the original sale, and will promptly, upon receipt thereof, pay to us any refunds from dealers or brokers of the balance of sales commissions reallowed by you. We shall notify you of such tender for

<PAGE>

redemption within ten (10) days of the day on which notice of such tender for redemption is received by us.

13. Other Activities. Your services pursuant to this Agreement shall not be deemed to be exclusive, and you may render similar services and act as an underwriter, distributor or dealer for other investment companies in the offering of their shares.

14. Term of Agreement. This Agreement shall become effective on the date of its execution and shall remain in effect for a period of two (2) years from the date of this Agreement. This Agreement shall continue annually thereafter for successive one (1) year periods if approved at least annually (i) by a vote of a majority of the outstanding voting securities of the Company or by a vote of the Directors of the Company, and (ii) by a vote of a majority of the Directors of the Company who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

15. Termination. This Agreement: (i) may be terminated at any time without the payment of any penalty, either by vote of the Directors of the Company or by a vote of a majority of the outstanding voting securities of the Company, on sixty (60) days' written notice to you; (ii) shall terminate immediately in the event of its assignment; and (iii) may be terminated by you on sixty (60) days' written notice to us.

16. Suspension of Sales. We reserve the right at all times to suspend or limit the public offering of the Shares upon written notice to you, and to reject any order in whole or in part.

17. Miscellaneous. This Agreement shall be subject to the laws of

the State of Connecticut and shall be interpreted and construed to further and promote the operation of the Company as an open-end investment company. As used herein, the terms "Net Asset Value," "Offering Price," "Investment Company," "Open-End Investment Company," "Assignment," "Principal Underwriter," "Interested Person," and "Majority of the Outstanding Voting Securities," shall have the meanings set forth in the 1933 Act and the 1940 Act, as applicable, and the rules and regulations promulgated thereunder.

18. Liability. Nothing contained herein shall be deemed to protect you against any liability to us or to our shareholders to which you would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

<PAGE>

If the foregoing meets with your approval, please acknowledge your acceptance by signing below whereupon this shall constitute a binding agreement as of the date first above written.

Very truly yours,

ITT Hartford Mutual Funds, Inc.
on behalf of:

ITT Hartford Capital Appreciation Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford International Opportunities Fund
ITT Hartford Small Company Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

By: /s/ Andrew W. Kohnke

Print Name: Andrew W. Kohnke

Its: Vice President

Agreed to and Accepted:

Hartford Securities Distribution Company, Inc.

By: /s/ Peter W. Cummins

Print Name: Peter W. Cummins

Its: Vice President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.E.III
<SEQUENCE>20
<FILENAME>b45788h1exv99wewiii.txt
<DESCRIPTION>AMEND. #1 TO PRINCIPAL UNDERWRITING AGRMT.
<TEXT>
<PAGE>

EXHIBIT 99.e(iii)

AMENDMENT NUMBER 1 TO PRINCIPAL UNDERWRITING AGREEMENT

Effective July 22, 1997, the following section is added as Section 19 to the Principal Underwriting Agreement:

19. Sub-Accounting Services. In addition to your traditional distribution functions, you are authorized to appoint sub-agents to perform sub-accounting services as long as you have determined that 1) the services are necessary for the Company and not a duplication of services performed by the Company's transfer agent, 2) the sub-agent is competent to perform such services, and 3) the price per account is competitive with the prices charged by other third parties performing similar services. Such sub-accounting services may include: a) the maintenance of separate records for each customer reflecting all account activities such as sales and purchases of the Company's shares, b) the transmittal to the Company of share purchase and redemption orders, c) the transmittal of periodic account statements, and d) the transmittal of customer proxy materials, reports and other information required to be sent to shareholders under the federal securities laws. Upon receipt of the invoice for such services, and after you verify the accuracy of the invoice, you are authorized to rebill, or cause to be billed, the Company for such services in the amount invoiced by the sub-agent.

ITT Hartford Mutual Funds, Inc.
on behalf of:

ITT Hartford Capital Appreciation Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford International Opportunities Fund
ITT Hartford Small Company Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

By: /s/ Joseph H. Gareau

Joseph H. Gareau
President

Agreed to and Accepted:

Hartford Securities Distribution Company

By: /s/ Peter W. Cummins

Peter W. Cummins
Vice President

</TEXT>
</DOCUMENT>

EXHIBIT 10

<DOCUMENT>
<TYPE>EX-99.H(IX)
<SEQUENCE>10
<FILENAME>b60453a1exv99whxixy.txt
<DESCRIPTION>FUND ACCOUNTING AGREEMENT DATED JANUARY 3, 2000
<TEXT>
<PAGE>

EXHIBIT h.(ix)

FUND ACCOUNTING AGREEMENT

THIS AGREEMENT is made as of this 3rd day of January, 2000, by and between the mutual funds listed on Schedule A (each a "Fund" and together the "Funds") and HARTFORD LIFE INSURANCE COMPANY (the "Fund Accountant") a Connecticut corporation.

WHEREAS, the Funds are comprised of one or more registered open-end, diversified management investment companies under the Investment Company Act of 1940, as amended, (the "1940 Act") and are currently offering shares of common stock (such shares, of all series and classes, are hereinafter called the "Shares"); and

WHEREAS, the Funds desire that the Fund Accountant perform certain fund accounting services for each Fund; and

WHEREAS, the Fund Accountant is prepared to perform such services on the terms and conditions set forth in this Agreement,

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and intending to be legally bound hereby, the parties agree as follows:

1. SERVICES AS FUND ACCOUNTANT

The Fund Accountant will provide such fund accounting services as the Funds may reasonably request, including daily pricing of portfolio securities, computation of the net asset value and the net income of the Funds in accordance with the Funds' prospectuses and statements of additional information; calculation of the dividend and capital gain distributions (including that needed to avoid all Federal excise taxes), if any; calculation of yields on all applicable Funds and all classes thereof; preparation of the following reports: (i) a current security position report; (ii) a summary report of transactions and pending maturities (including the principal, cost, and accrued interest on each portfolio security in maturity date order); and (iii) a current cash position report (including cash available from portfolio sales and maturities and sales of a Fund's Shares less cash needed for redemptions and settlement of portfolio purchases); and such other similar services with respect to a Fund as may be reasonably requested by the Funds. With regard to securities for which market quotations are available, the Fund Accountant may use one or more external pricing services as selected and authorized by the Fund on the Pricing Authorization Form attached hereto as Schedule B. The Fund Accountant will keep and maintain the following books and records of each Fund pursuant to Rule 31a-1 under the 1940 Act (the "Rule"): journals containing an itemized daily record in detail of all purchases and sales of securities, all receipts and disbursements of cash and all other debits and credits, as required by subsection (b)(1) of the Rule; general and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, as required by subsection (b)(2)(i) of the Rule; separate ledger accounts required by subsection

<PAGE>

(b)(2)(ii) and (iii) of the Rule; and a monthly trial balance of all ledger accounts (except shareholder accounts) as required by subsection (b)(8) of the Rule.

In compliance with the requirements of Rule 31a-3 under the 1940 Act, Fund Accountant hereby agrees that all records which it maintains for the Funds are the property of the Funds and further agrees to surrender promptly to the Funds any of such records upon the Funds' request. However, Fund Accountant has the right to make copies of such records, in its discretion. Fund Accountant further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-1 under the 1940 Act. Fund Accountant may delegate some or all of its responsibilities under this Agreement with the consent of the Funds, which will not be unreasonably withheld.

2. COMPENSATION

In consideration of services rendered and expenses assumed pursuant to this Agreement, each of the Funds will pay the Fund Accountant on the first business day of each month, or at such time(s) as the Fund Accountant shall request and the parties hereto shall agree, a fee calculated at the applicable annual rate set forth on Schedule C hereto. Net asset value shall be computed at least once a day, as set forth in the Funds' prospectuses. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be payable upon the date of termination of this Agreement.

The Fund Accountant will from time to time employ or associate with such person or persons as the Fund Accountant may believe to be particularly fitted to assist it in the performance of this Agreement. Such person or persons may be officers, or employees who are employed by both Fund Accountant and the Funds. The compensation of such person or persons shall be paid by the Fund Accountant and no obligation may be incurred on behalf of the Funds in such respect. Other expenses to be incurred in the operation of the Funds including taxes, interest, brokerage fees and commissions, if any, fees of Directors who are not officers, directors, shareholders or employees of the Fund Accountant or the investment adviser or distributor for the Funds, SEC fees and state Blue Sky qualification fees, advisory and administration fees, transfer and dividend disbursing agents' fees, certain insurance premiums, auditing and legal expenses, costs of maintenance of corporate existence, typesetting and printing prospectuses for regulatory purposes and for distribution to current Shareholders of the Funds, costs of Shareholders' reports and meetings and any extraordinary expenses will be borne by the Funds.

3. CONFIDENTIALITY

The Fund Accountant agrees to treat confidentially and as the proprietary information of the Funds, all records and other information relative to the Funds and prior, present, or potential Shareholders, and not to use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Funds, which approval shall not be unreasonably withheld and may not be withheld where the Fund Accountant may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Funds.

<PAGE>

4. INDEMNIFICATION

The Fund Accountant shall use its best efforts to insure the accuracy of all services performed under this Agreement, but shall not be liable to the Funds for any action taken or omitted by the Fund Accountant in the absence of bad faith, willful misfeasance or gross negligence. The Fund Accountant assumes no responsibility hereunder, and shall not be liable, for any damage, loss of data, delay, or any other loss whatsoever caused by events beyond its reasonable control.

Any person, even though also an employee, or agent of the Fund Accountant who may be or become an officer, trustee, employee, or agent of the Funds shall be deemed, when rendering services to the Funds, or acting on any business of that party, to be rendering such services to or acting solely for that party and not as an employee, or agent or one under the control or direction of the Fund Accountant even though paid by them.

The Funds agree to indemnify and hold the Fund Accountant harmless from all taxes, charges, expenses, assessments, claims and liabilities (including, without limitation, liabilities arising under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, and any state and foreign securities and blue sky laws, all as amended from time to time) and expenses, including (without limitation) attorneys' fees and disbursements arising directly or indirectly from any action or thing which the Fund Accountant takes or does or omits to take or do hereunder, provided that the Fund Accountant shall not be indemnified against any liability to the Funds or to their Shareholders (or any expenses incident to such liability) arising out of the Fund Accountant's negligent failure to perform its duties under this Agreement.

5. TERM

This Agreement shall become effective on January 3, 2000 and may be terminated upon at least sixty (60) days' written notice to the other party.

6. NOTICES

All notices and other communications (collectively referred to as a "Notice" or "Notices" in this paragraph) hereunder shall be in writing or by telegram, cable, telex or facsimile sending device. Notices shall be addressed (a) if to the Fund Accountant, at their address, 200 Hopmeadow Street, Simsbury, CT 06089, Attn: George R. Jay; (b) if to the Funds, at their principal place of business or (c) if to neither of the foregoing, at such other address as to which the sender shall have been notified by any such Notice or other communication. The Notice may be sent by first-class mail, in which case it shall be deemed to have been given three days after it is sent, or if sent by confirming telegram, cable, telex, or facsimile sending device, it shall be deemed to have been given immediately.

7. FURTHER ACTIONS

3

<PAGE>

Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

8. ASSIGNMENT

This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party which, in the case of assignment to an affiliate, shall not be unreasonably denied.

9. AMENDMENTS

This Agreement or any part hereof may be changed or waived only by an instrument in writing signed by the party against which enforcement of such change or waiver is sought.

10. GOVERNING STATE LAW

This Agreement shall be governed by and its provisions shall be construed in accordance with the laws of the State of Connecticut.

11. MISCELLANEOUS

This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings relating to the subject matter hereof. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding and shall inure to the benefit of the parties hereto and their respective successors.

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

The Hartford Mutual Funds, Inc.
on behalf of:
The Hartford Advisers Fund
The Hartford Bond Income Strategy Fund
The Hartford Capital Appreciation Fund
The Hartford Dividend and Growth Fund
The Hartford Global Leaders Fund
The Hartford Growth and Income Fund
The Hartford High Yield Fund
The Hartford International Opportunities Fund
The Hartford MidCap Fund
The Hartford Money Market Fund
The Hartford Small Company Fund
The Hartford Stock Fund

By: /s/ David M. Znamierowski

David M. Znamierowski, President

Hartford Life Insurance Company

By: /s/ George R. Jay
George R. Jay, Assistant Vice President

<PAGE>

SCHEDULE A

to the Fund Accounting Agreement

NAME OF FUND

The Hartford Mutual Funds, Inc.
on behalf of:
The Hartford Advisers Fund
The Hartford Bond Income Strategy Fund
The Hartford Capital Appreciation Fund
The Hartford Dividend and Growth Fund
The Hartford Global Leaders Fund
The Hartford Growth and Income Fund
The Hartford High Yield Fund
The Hartford International Opportunities Fund
The Hartford MidCap Fund
The Hartford Money Market Fund
The Hartford Small Company Fund
The Hartford Stock Fund

<PAGE>

SCHEDULE B

to the Fund Accounting Agreement

PRICING AUTHORIZATION FORM

Each Fund hereby authorizes Fund Accountant to use the following price sources, market indices and tolerance ranges for performing fund pricing and evaluating the reasonability of security prices for each Fund.

<TABLE>
<CAPTION>

SECURITY TYPE	SOURCE/TYPE OF QUOTE	TOLERANCE LEVEL	GENERAL BACK-UP
<S>	<C>	<C>	<C>
Bonds (domestic)	IDC/Broker Quotes	1%	Broker Quotes
Equities (domestic)	Reuters/last sale or mean between bid and ask if no last sale	5%	Bloomberg
Bonds (foreign)	IDC/Broker Quotes	1%	Broker Quotes
Equities (foreign)	IDC/ last sale or mean between last bid and ask if no last sale	5%	Bloomberg

</TABLE>

<PAGE>

SCHEDULE C

to the Funding Accounting Agreement

MUTUAL FUND ACCOUNTING FEES

<TABLE>
<CAPTION>

AGGREGATE FUND NET ASSETS	ANNUAL FEE
<S>	<C>
All Assets	1.5 Basis Points

</TABLE>
</TEXT>
</DOCUMENT>

EXHIBIT 11

<DOCUMENT>
<TYPE>EX-99.H(V)
<SEQUENCE>7
<FILENAME>b50650mfexv99whxvy.txt
<DESCRIPTION>SHARE PURCHASE AGREEMENT
<TEXT>
<PAGE>

THE HARTFORD MUTUAL FUNDS, INC.
THE HARTFORD MUTUAL FUNDS II, INC.
SHARE PURCHASE AGREEMENT

HARTFORD LIFE INSURANCE COMPANY ("HL"), a Connecticut Corporation, as Sponsor-Depositor, now and in the future, of certain separate accounts ("Separate Accounts"), and issuer of certain variable funding agreements (the "Contracts") issued with respect to such Separate Accounts, hereby agrees as of the 3rd day of May 2004 with THE HARTFORD MUTUAL FUNDS, INC. and THE HARTFORD MUTUAL FUNDS II, INC., each an open-end management investment company (each, a "Fund" and together, the "Funds"), to this Share Purchase Agreement, which contemplates an arrangement whereby Fund shares shall be made available to serve as the underlying investment media for the Contracts, subject to the following provisions:

1. Fund shares shall be purchased at the net asset value applicable to each order as established in accordance with the provisions of the then currently effective prospectus of the Fund. Fund shares shall be ordered in such quantity and at such times as determined by HL (or its successor) to be necessary to meet the requirements of the Contracts. Confirmations of Fund share purchases will be sent directly to HL by the Fund. All Fund share purchases shall be maintained in a book share account in the name of HL. Payment for shares shall be made directly to the Fund by HL and payment for redemption shall be made directly to HL by the Fund, all within the applicable time periods allowed for settlement of securities transactions. If payment is not received by the Fund within such period, the Fund may, without notice, cancel the order and hold HL responsible for any loss suffered by the Fund resulting from such failure to receive timely payment.

   Notice shall be furnished promptly to HL by the Fund of any dividend or distribution payable on Fund shares. HL elects to receive all such dividends or distributions in the form of additional Fund shares. HL reserves the right to revoke this election and to receive in cash all such dividends and distributions declared after the Fund's receipt of notice of HL's revocation of this election.

2. (a) The Fund represents that its shares are registered under the Securities Act of 1933, as amended, and that all appropriate federal and state registration provisions have been complied with as to such shares and that such shares may properly be made available for the purposes of this Agreement. The Fund shall bear the cost of any such registration, as well as the expense of any taxes assessed upon the issuance or transfer of Fund shares pursuant to this Agreement.

   (b) The Fund shall supply to HL, in a timely manner and in a sufficient number to allow distribution by HL to each owner of or participant under a Contract (i) annual and semiannual reports of the Fund's condition, and (ii) any other Fund shareholder notice, report or document required by law to be

<PAGE>
delivered to shareholders. The Fund shall bear the cost of preparing and supplying the foregoing materials and the cost of any distribution thereof.

(c) HL represents that it has registered or will register under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended (the "1940 Act"), unless exempt from such registration, the Contracts. HL will maintain such registrations to the extent required by law. The Contracts will be issued in compliance with all applicable federal and state laws and regulations.

(d) HL has legally and validly established each Separate Account prior to any issuance or sale as a segregated asset account under the Connecticut Insurance Code and has registered or, prior to any issuance or sale of the Contracts, will register and will maintain the registration of, each Separate Account as a unit investment trust in accordance with the 1940 Act, unless exempt from such registration.

3. HL shall not make any representation concerning Fund shares except those contained in the then current prospectus of the Fund and in printed information subsequently issued by the Fund as information supplemental to the prospectus.

4. This Agreement shall terminate:

(a) At the option of HL or the Fund upon six months' advance notice to the other;

(b) At the option of HL if Fund shares are not available for any reason to meet the requirements of any of the Contracts but then only as to those Contracts;

(c) At the option of HL, upon institution of formal proceedings against the Fund by the Securities and Exchange Commission or any other regulatory body;

(d) Upon assignment of this Agreement, unless made with the written consent of the other party to this Agreement;

(e) If Fund shares are not registered, issued or sold in conformance with applicable federal or state law or if such laws preclude the use of Fund shares as the underlying investment media of the Contracts. Prompt notice shall be given to HL in the event the conditions of this provision occur.

Notice of termination hereunder shall be given promptly by the party desiring to terminate to the other party to this Agreement.

5. Termination as the result of any cause listed in the preceding paragraph shall not affect the Fund's obligation to furnish Fund shares in connection with Contracts then in force for which the shares of the Fund serve or may serve as the underlying investment media, unless further sale of Fund shares is proscribed by the Securities and Exchange Commission or other regulatory body, or if Fund shares of the requisite Series are no longer available.

<PAGE>
6. This Agreement shall supersede any prior agreement between the parties hereto relating to the same subject matter.

7. Each notice required by this Agreement shall be given in writing as follows:

If to the Fund:

The Hartford Mutual Funds
P.O. Box 2999
Hartford, Connecticut 06104-2999
Attn: Counsel to the Fund

If to HL:

Hartford Life Insurance Company
P.O. Box 2999
Hartford, Connecticut 06104-2999
Attn: General Counsel

8. This Agreement shall be construed in accordance with the laws of the State of Connecticut.

9. The Fund will provide HL with copies of its proxy solicitations applicable to each series of the Fund (each a "Series"). HL will, to the extent required by law, (a) distribute proxy materials applicable to the Series to eligible Contract owners; (b) solicit voting instructions from eligible Contract owners; (c) vote the Series shares in accordance with instructions received from Contract owners; (d) if required by law, vote Series shares for which no instructions have been received in the same proportion as shares of the Series for which instructions have been received; and (e) calculate voting privileges in a manner consistent with other life insurance companies to whose separate accounts Series shares are offered. Unregistered separate accounts subject to the Employee Retirement Income Security Act of 1974 ("ERISA") will refrain from voting shares for which no instructions are received if such shares are held subject to the provisions of ERISA.

<PAGE>

Dated: May 3, 2004

THE HARTFORD MUTUAL FUNDS, INC.

By: /s/ David M. Znamierowski

David M. Znamierowski

THE HARTFORD MUTUAL FUNDS II, INC.

By: /s/ David M. Znamierowski

David M. Znamierowski

HARTFORD LIFE INSURANCE COMPANY

By: /s/ Eric H. Wietsma

Eric H. Wietsma

</TEXT>
</DOCUMENT>

EXHIBIT 12

MUTUAL FUND ADVISORY FEES: NEW EVIDENCE AND A FAIR FIDUCIARY DUTY TEST

JOHN P. FREEMAN,* STEWART L. BROWN** & STEVE POMERANTZ***

Introduction

Anyone looking for a truly good investment should not consider a mutual fund; instead, the choice should be stock in a mutual fund sponsor. Nobel Laureate Paul Samuelson realized this more than forty years ago: "I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company."[1]

The mutual fund industry is a financial force in this country, managing assets for more than 90 million Americans, roughly half the nation's households.[2] This massive market penetration has resulted in enormous profits for the mutual fund industry's service providers—the fund sponsors. Profits the fund sponsors have banked while attracting surprisingly little attention, at least until recently.

In the mutual fund industry, fund sponsors are often called mutual fund "advisers" or mutual fund "managers." They are in the business of creating mutual funds to which they sell portfolio management services as well as

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* Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970, University of Notre Dame; LL.M., 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.

** Professor of Finance, Emeritus, Florida State University. B.S.B.A., 1970; M.B.A., 1971; Ph.D., 1974, University of Florida.

*** B.A., 1981, Queens College, City University of New York; Ph.D., 1986, University of California-Berkeley.

From time to time each of the authors has served as a litigation consultant or as an expert witness on behalf of mutual fund shareholders in litigation challenging the fairness of mutual fund fees.

1. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the S. Comm. on Banking and Currency*, 90th Cong. 353 (1967) (testimony of Paul Samuelson). The investment paid off. *Id.*; *see also* Ruth Simon, *How Funds Get Rich at Your Expense*, MONEY, Feb. 1995, at 130, 131 ("It is far more lucrative to own a mutual fund company than to invest in the company's products.").

2. INV. CO. INST., 2006 INVESTMENT COMPANY FACT BOOK (46th ed. 2006), *available at* http://www.ici.org/pdf/2006_factbook.pdf. According to one industry insider, most of the money saved by Americans from 1999-2001 was used to purchase mutual fund shares. *See* John C. Bogle, Founder and Former CEO, The Vanguard Group, The End of Mutual Fund Dominance, Keynote Address Before the Financial Planning Association (Apr. 25, 2002), *transcript available at* http://www.vanguard.com/bogle_site/sp20020425.html (noting that $320 billion was used to purchase fund shares out of $385 billion in savings).

administrative and "distribution" or marketing services.[3] The adviser establishes the mutual fund and thereafter controls a number of seats on the fund's board. Though legal requirements mandate that mutual fund boards are also populated by independent directors, it is the adviser who dominates the board and controls the fund's activities. The Second Circuit, in the seminal mutual fund fee case, described the board's relationship with its fund as virtually "unseverable."[4] Because of this "unseverable" relationship, the fund is usually limited to buying advisory services from a single provider. Fees, which compensate advisers for portfolio management, are negotiated annually between the adviser and its captive fund's board.[5] But, because the adviser dominates the board, the fee negotiation cannot truly be arm's-length. Consequently, despite functioning in a tightly regulated environment,[6] advisers (and their affiliated companies) are able to extract outsized rewards, even when producing sub-par results, while facing virtually no risk of getting fired for poor performance.[7] In short, the set-up is perfectly crafted to allow mutual fund advisers and their affiliates to overpay themselves at fund shareholders' expense.

This article focuses on money paid by mutual funds for portfolio management—selecting and managing pooled investments. This portfolio management function is the single most important service performed for actively managed mutual funds. Shareholders purchase portfolio management when they invest in professionally managed mutual funds, and it is the most crucial service fund sponsors deliver. While fund advisers or their affiliates typically derive revenue from distributing the fund's shares or performing other administrative services (such as serving as the fund's transfer agent),

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3. A report on mutual fund distribution behavior and legal issues arising therefrom is presented in John P. Freeman, *The Mutual Fund Distribution Expense Mess*, 32 J. CORP. L. 739 (2007).

4. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d Cir. 1982).

5. It is harsh, but accurate, to refer to mutual funds as "captives" of the advisers who set them up. The United States Supreme Court recognized this reality in *Burks v. Lasker*, 441 U.S. 471 (1979), observing that a fund "cannot, as a practical matter sever its relationship with the adviser." *Id.* at 481 (quoting S. REP. NO. 91-184, at 5 (1969), *as reprinted in* 1970 U.S.C.C.A.N. 4897, 4901).

6. In the words of former SEC Chairman Ray Garrett, Jr.: "No issuer of securities is subject to more detailed regulation than mutual fund." Letter from Ray Garrett, Jr., Chairman, Sec. Exch. Comm'n, to Sen. John Sparkman, at v (Nov. 4, 1974), *quoted in* John P. Freeman, *Marketing Mutual Funds and Individual Life Insurance*, 28 S.C. L. REV. 1, 77 (1976).

7. In an exception to this rule, in 2002, Japan Fund's directors and shareholders agreed to hire Fidelity Management & Research to manage the fund's portfolio, shunning a Deutsche Bank affiliate. *See* Ian McDonald, *Seven Questions*, WALL ST. J. ONLINE, Dec. 23, 2002 (on file with the authors).

advisory income from portfolio management is the fund adviser's profit center.[8]

Building on previous studies finding advisory fees wildly out of line with the fees received for similar investment advisory services in the free market, this article examines the legal environment that has enabled fund sponsors to charge above-market fees and earn abnormally high profits for their efforts. We begin by discussing the unique management structure of mutual funds at the heart of the excessive fee phenomenon. We then consider new data confirming the findings of past studies, which show that fund sponsors' compensation pay is excessive.[9] Our new data compares the advisory fees charged to Vanguard, which engages in true arm's-length bargaining with its outside fund advisers, with the advisory fees charged to other mutual funds. Because of the conflicts of interests described above, other mutual funds do not engage in arm's-length bargaining with fund advisers. This comparison demonstrates that advisory fees are set at rates that enable fund sponsors to earn "economic profits"—profits typically garnered by companies facing little or no competition in the marketplace.[10] We next analyze evidence by fund industry supporters, principally Professors John Coates and Glenn Hubbard, who contend fees charged for mutual fund advisory services are fair and reasonable.[11]

Reasons why mutual fund fees have soared are then evaluated, focusing on aspects of the regulatory and legal setting that have given us noncompetitive pricing for mutual fund advisory services. We analyze section 36(b) of the Investment Company Act,[12] the key weapon in shareholders' arsenal to attack

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8. This has long been so, even for mutual funds that charge sales loads to incoming investors. *See* Sec. Exch. Comm'n Historical Soc'y, Roundtable on Investment Company Regulation 94 (Dec. 4, 2002) (remarks of Joel Goldberg, former Director of Investment Management, Securities and Exchange Commission), *available at* http://www.sechistorical.org/collection/oralHistories/roundtables/investmentCoRegulation/INV1204Transcript.pdf.

9. *See* WHARTON SCH. OF FIN. & COMMERCE, A STUDY OF MUTUAL FUNDS, H.R. REP. NO. 87-2274 (1962) [hereinafter WHARTON REPORT]; *see also* SEC. EXCH. COMM'N, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337 (1966) [hereinafter PPI STUDY], *available at* http://sechistorical.org/collection/papers/1960/1966_InvestCoGrowth/; John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. CORP. L. 609 (2001). The Freeman & Brown article will be referred to textually as "Freeman-Brown."

10. The concept of "economic profits" is discussed *infra* note 26 and accompanying text.

11. *See* John C. Coates IV & R. Glenn Hubbard, *Competition in the Mutual Fund Industry: Evidence and Implications for Policy*, 33 J. CORP. L. 151 (2007). This article will be referred to textually as "Coates-Hubbard." Background concerning different versions of Coates-Hubbard is set forth *infra* note 79.

12. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (2000).

fee gouging.[13] Though Congress enacted 36(b) because it recognized the potential for abuse and wanted to empower shareholders to police excessive fees, section 36(b) is impotent in practice. Because of the impractical proof standard for succeeding in a 36(b) lawsuit, no plaintiff has ever won a fee case brought under section 36(b). In large part, this is because the key case interpreting the provision, the Second Circuit's opinion in *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[14] created an unworkable, unfair, scavenger hunt-style liability test. *Gartenberg* demands fund shareholders prove their case with evidence that is usually hidden and, once found, subject to bitter disputes between the parties' experts. Even worse, *Gartenberg* permits a mutual fund adviser to defend its excessive fees by using as benchmarks other excessive fees set by similarly conflict-ridden boards. To top it off, courts have read *Gartenberg* to *bar* use at trial of the best evidence of fair pricing for investment portfolio advisory services—prices charged by investment advisers managing investment portfolios in the free market.[15]

The current system for evaluating mutual fund advisory fees is a failure. *Gartenberg* and its progeny fail to account sufficiently for the structurally anti-competitive nature of the fund industry and have allowed fund fees to float ever higher, free from the competitive market's gravitational pull. This article calls for a re-orientation in the way fund advisory fees are evaluated. We demonstrate there is a free market in which investment advisory services are priced and sold, and we show that this free market pricing can, and should, guide pricing in the fund market. While we concede the data is sometimes less than pristine, the arm's-length pricing data drawn from free market transactions offers a necessary reality check usable by both courts, in judging

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13. *See infra* Part IV.A.

14. 694 F.2d 923 (2d Cir. 1982).

15. *See, e.g.*, Gallus v. Ameriprise Fin., Inc., 497 F. Supp. 2d 974, 982 (D. Minn. 2007) ("Since *Gartenberg*, courts have held that other mutual funds provide the relevant comparison for measuring fees—not non-mutual fund institutional clients."); Order Granting Defendants' Motion in Limine, Baker v. Am. Century Inv. Mgmt., Inc., No. 04-4039-CV-C-ODS (W.D. Mo. July 17, 2006) (barring introduction of evidence related to non-mutual fund accounts); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222, 1237 (S.D.N.Y. 1990) ("[T]o the extent that comparisons are probative at all, a mutual fund adviser-manager must be compared with members of an appropriate universe: adviser-managers of similar funds."), *aff'd*, 928 F.2d 590 (2d Cir. 1991). In *Kalish*, the district court went so far as to suggest that even a fee pricing comparison to a similar Vanguard mutual fund managed by an outside adviser was "seriously flawed" because Vanguard furnished various administrative services to its funds on an at-cost basis. *Id.* at 1231, 1250. Assuming the comparison focused purely on fees for advisory services rendered by the Franklin fund and the similar Vanguard fund, the comparison would not be "seriously flawed." The comparison would be highly appropriate.

whether fees are too high, and by mutual fund boards when negotiating fee levels with their funds' advisers.

We conclude by setting forth a new analytical framework for evaluating mutual fund fees. Under our approach, evidence a fund adviser or one of its affiliates treats an outsider more favorably than the very party to whom the adviser owes statutorily-provided fiduciary duties needs to be recognized for what it is: prima facie evidence of a breach of fiduciary duty. Courts should replace the outdated, impractical, and cumbersome *Gartenberg* factors with a new framework, as provided by the Supreme Court in an analogous circumstance in *McDonnell Douglas Corp. v. Green*.[16] By the same token, fund boards should heed a call we made in back in 2001.[17] Fund boards should impose the "most favored nation" concept, demanding that mutual funds pay a price for portfolio management that is no higher than that charged by the fund's adviser or its affiliates when managing the investment portfolios of third-party customers (such as pension funds, endowment funds, and the Vanguard funds) who bargain at arm's-length.

Use of free market comparative data by directors when negotiating with fund advisers over fees, and by courts in evaluating those fees, can pave the ways for investors to save billions of dollars annually. The analytical starting point for courts called on to determine whether advisory fees charged captive mutual funds by their advisers bear the earmarks of arms-length bargaining needs to be a comparison of the prices paid by the captive funds with actual prices negotiated in free market transactions by independent (i.e., non-captive) purchasers of similar investment advisory services.

I. Mutual Funds' Conflicted Management Structure

Any discussion of mutual fund fees must begin with a discussion of mutual fund's unique management structure. Mutual funds do not function like normal businesses. In a normal business, the firm's management is free to hire and fire outside service providers. In the mutual fund industry, as a rule, the set-up is different. Instead of firm management being in charge, outside managers actually have de facto control of the fund and its board. This industry-standard arrangement is sometimes referred to "external management" in recognition of the fact that the nearly all mutual funds are captives of outside manager-service providers. The practical economic consequence of this conflicted relationship was explained by one industry pioneer who noted that one almost always finds mutual funds

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16. 411 U.S. 792 (1973).

17. *See generally* Freeman & Brown, *supra* note 9 (discussing the structure of mutual fund fees in relation to pension fund fees).

> operated by external . . . management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for the same reason that investors own Microsoft or General Motors: To make money for themselves.[18]

The adviser's grip on the fund management starts when the fund is formed and tends to be strong and enduring.[19]

Recognizing the inherent conflict of interest between the fund's investment adviser and the fund when bargaining over compensation, Congress decreed, when it enacted the Investment Company Act of 1940, that fund boards needed the presence of independent directors to perform a "watchdog"[20] function.[21]

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18. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Remarks Before the Smithsonian Forum 5 (Mar. 23, 1999) (transcript on file with the authors).

19. Referring to testimony offered by fund industry executives, one former SEC Commissioner emphasized the adviser's dominant position vis-à-vis the controlled fund:

> They also made the point that the investment adviser creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong [with] them saying it. They were just admitting what is a fact of life.
>
> The investment adviser does control the fund.

Investment Company Act Amendments of 1967: Hearings on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce & Fin. of the H. Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel F. Cohen, Comm'r, Securities Exchange Commission).

20. Burks v. Lasker, 441 U.S. 471, 484 (1979).

21. The number of independent directors varies. For any funds formed under the special provisions of section 10(d) of the Investment Company Act of 1940, 15 U.S.C. § 80a-10(d) (2000), only a single independent director is required. Normally, however, 40% of the board must be comprised of independent directors. *Id.* § 80a-10(a). Various SEC exemptive rules require as a condition of obtaining the exemption that funds have at least half of their board seats filled by independent directors. *See, e.g.*, 17 C.F.R. § 270.12b-1(b)(1) (2007). In 2004, the SEC proposed a rule requiring that funds that rely on certain exemptions, such as Rule 12b-1, have a supermajority (at least 75%) of independent directors and that an independent director chair the board. *See* Investment Company Governance, Investment Company Act Release No. 26,323, 69 Fed. Reg. 3472 (proposed Jan. 23, 2004) (to be codified at 17 C.F.R. pt. 270). The SEC subsequently adopted Rule 0-1(a)(7), 17 C.F.R. § 270.0-1(a)(7) (2007). *See* Investment Company Governance, Investment Company Act Release No. 26,520, 69 Fed. Reg. 46,378, 46,389 (Aug. 2, 2004). The original compliance date for the governance changes was January 16, 2006. *Id.* Before the Rule could take effect, however, the SEC's action was attacked in a suit filed by the Chamber of Commerce of the United States. The U.S. Court of Appeals for the D.C. Circuit subsequently ruled that, in promulgating the Rule, the SEC had failed to satisfy certain rulemaking requirements, remanding the matter to the SEC to address the deficiencies. Chamber of Commerce of the U.S. v. SEC, 412 F.3d 133, 144-45 (D.C. Cir. 2005). Following

In addition, the statutory scheme for mutual funds requires fund boards to approve a new portfolio management contract with the fund's adviser each year.[22] These protections, however, do little to cure the essential and underlying conflict affecting mutual fund governance. Because the adviser simultaneously functions as service seller while controlling the service-buying fund, the adviser straddles both sides of the transaction. As we show in the next part, that essential conflict and the resulting lack of arm's-length bargaining leads to excessive fees.

II. Mutual Fund Sponsors—Your Best Investment Choice

Just how lucrative the mutual fund management industry business can be was recently shown by a study listing the best performing American stocks over the last twenty-five years. Two of the top three were mutual fund sponsors. Franklin Resources led the list with an overall return of 64,224%; Boston-based fund manager, Eaton Vance, was third, up 38,444%.[23] The two publicly-held mutual fund sponsors' market performance far outdistanced the overall return for the large-cap segment of the broad stock market as represented by the S&P 500 Index, which returned less than 2000% over the same period.[24] Both fund sponsors also handily beat the stock market performance turned in by software behemoth Microsoft, which placed eighth place in the stock performance rating with an investment return of 29,266%.[25]

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that defeat, the SEC promptly issued a release declaring that it had determined not to modify, or seek further public comment, on its heightened independence requirements. Investment Company Governance, Investment Company Act Release No. 26,985, 70 Fed. Reg. 39,390 (July 7, 2005). The Chamber of Commerce then filed a new petition for review with the D.C. Circuit. The court subsequently ruled that, in addressing the issues remanded to it, the SEC once again erred, this time by relying improperly on materials outside the rulemaking record. Chamber of Commerce of the U.S. v. SEC, 443 F.3d 890, 909 (D.C. Cir. 2006). Instead of striking down the SEC's rulemaking, however, the court has allowed the SEC to continue to study the issue. *Id.* This study presumably continues, as the SEC has not yet filed its definitive response.

22. *See* Investment Company Act of 1940 § 15(a), 15 U.S.C. § 80a-15(a). Under section 15(a) of the Investment Company Act of 1940, the fund's financial dealings with its investment adviser must be governed by a written advisory contract. Independent directors have special responsibilities regarding the advisory agreement. A majority of the independent directors must vote in person at a specially designated meeting to approve it and its renewals every year. The board can terminate the contract at any time, without penalty, on sixty-days notice. *Id.*

23. *If Only I Had Bought . . .*, USA TODAY, Apr. 16, 2007, at 8B, *available at* http://www.usatoday.com/money/top25-stocks.htm.

24. According to Morningstar's Principia database, the actual return for the S&P 500 index over the period was 1944%.

25. The top ten ranking stocks of the twenty-five covered by the *USA Today* study were:

Data drawn from publicly held mutual fund sponsors confirm that these management companies earn substantial "economic profits" (sometimes called "economic rents" or "rents") reflecting extraordinary profitability consistent with returns earned by firms in monopolistic, non-competitive industries.[26]

As Table 1 below makes clear,[27] the excellent market returns earned by Franklin Resources (a compound annual return of 32.9%) and Eaton Vance (a compound annual return of 27.9%) are consistent with the generally excellent stock market performance turned in by fund management companies as a whole over the twenty-five-year period ending in 2006.[28] Compound

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1. Franklin Resources, up 64,224%
2. Danaher, up 47,913%
3. Eaton Vance, up 38,444%
4. UnitedHealth, up 37,672%
5. Cisco Systems, up 33,632%
6. International Gaming Technology, up 33,436%
7. Biomet, up 30,531%
8. Microsoft, up 29,266%
9. Best Buy, up 28,703%
10. Oracle, up 28,535%

If Only I Had Bought . . ., *supra* note 23.

26. It is possible to calculate economic profits by looking at what is called "economic value added" (EVA), a term coined by a consulting firm, Stern Stewart & Co. For a discussion of the economic value added concept and its utility, see EVA Dimensions LLC, http://www.evadimensions.com/main.php (last visited Mar. 31, 2008). In order to calculate whether a firm is generating economic profits, one considers both its cost of capital as well as the returns generated by the business. A firm is generating economic profits when its revenue exceeds the total cost of inputs, including normal returns on capital. This difference is referred to as the economic value added. EVA thus captures not only the financial result reflected by the income statement, but also the opportunity cost of the capital invested to generate accounting profits. The authors' study of public financial data for four publicly held mutual fund sponsors—Eaton Vance, Federated Investors, Franklin Resources, and Waddell & Reed—shows each to have earned economic profits exceeding the firm's weighted average cost of capital from 2003-05. In percentage terms, for Eaton Vance, economic profits averaged 11.4% over and above the firm's weighted average cost of capital; for Federated Investors, the number was 18.9%; for Waddell & Reed, it was 7.6%; while for Franklin Resources it was a comparatively small 2%.

27. The beginning dates in Table 1 correspond to the availability of data from the Center for Research on Securities Prices database. The fund sponsors presented are the largest publicly traded firms with at least fifteen years of return data.

28. Computations made by Stewart Brown, one of this article's co-authors, demonstrate that the universe of publicly traded fund sponsors earned statistically significant risk adjusted excess returns over the twenty-five-year-period from 1982 to 2006. A capitalization weighted index of publicly traded fund sponsors had a compound average annual return of 27.8% versus 13.4% for the S&P 500 index over the same period. The ability of specific fund sponsors to earn returns in excess of those generated by other companies is demonstrated by the data in Table 1. As shown there, stock market returns generated by large publicly held fund sponsors tended to more than double those turned in by S&P 500 companies over the years in question.

average annual returns for the five largest publicly traded fund sponsors were more than double returns on the S&P 500 market index over corresponding periods. Moreover, the average level of market risk for these five firms was equal to the market as a whole (average beta coefficient equal to one) so the excess returns were not the result of a market risk premium.

TABLE 1
COMPOUND ANNUAL EQUITY RETURNS FOR LARGE FUND SPONSORS

Fund Sponsor	Market Capitalization ($Billions)	Beg Dates	Ending Dates	Months	Sponsor Beta	Compound Annual Return Over Period	Compound Annual S&P 500 Return Over Period	Difference Compound Annual Return
Alliance Bernstein	$6.81	May-88	Dec-06	224	1.00	29.4%	12.0%	17.4%
Eaton Vance Corp	$4.18	Jan-82	Dec-06	300	1.08	27.9%	13.4%	14.5%
Franklin Resources	$27.83	Oct-83	Dec-06	279	0.13	32.9%	12.5%	20.4%
Legg Mason Inc	$15.34	Sep-82	Dec-06	280	1.34	19.1%	12.5%	6.6%
T Rowe Price	$11.54	May-86	Dec-06	248	1.55	21.0%	11.7%	9.3%
Averages	$13.2				1.02	26.1%	12.4%	13.6%

The fund business was not always so lucrative. In 1980, the total sum of expense money extracted annually by all sponsors from the entire mutual fund industry was around $1.5 billion.[29] In November 2006, the mutual fund industry's assets climbed past $10 trillion.[30] Given that the weighted average expense ratio (costs excluding brokerage commissions, sales loads and redemption charges) for all mutual funds is reportedly around 0.91%,[31] annual payments for fund managers and their affiliates and service providers totaled more than $90 billion.[32] This means that in less than three decades, annual payments to fund sponsors and service providers have increased by an astonishing factor of *sixty times*: from $1.5 billion to $90 billion per year. Far less clear is whether the skyrocketing fund expense pay-outs that fuel the

29. Freeman, *supra* note 3, at 773.

30. Daisy Maxey, *Mutual Funds Pass $10 Trillion Mark: Investors' Focus on Stocks Helped Lift October Assets to Level for the First Time*, WALL ST. J., Nov. 30, 2006, at C11.

31. Rebecca Knight, *Making a Success out of Simplicity—Mutual Funds: Hedge Funds and ETFs Have Their Admirers but Mutual Funds Keep Growing, Says Rebecca Knight*, FIN. TIMES, June 20, 2006, at 10.

32. For professionally managed equity mutual funds, the kind used by many fund shareholders to indirectly invest in the stock market, the weighted average expense ratio is 1.12%, significantly higher than the industry average. *See* JASON KARCESKI ET AL., PORTFOLIO TRANSACTIONS COSTS AT U.S. EQUITY MUTUAL FUNDS 16 tbl.2 (2004), http://www.zeroalphagroup.com/news/Execution_CostsPaper_Nov_15_2004.pdf.

growth in fund management companies' stock prices is driven by conduct that is lawful, much less competitive.

III. A Basic Premise: Fund Advisory Fees Are Too High

An old adage warns, "If it ain't broke, don't fix it." Obviously, there would be no point in discussing what can be done about fund advisory payouts if they are not excessive in the first place. Naturally, fund sponsors do not concede that fees are excessive by any measure. Our starting point thus must be a review of the evidence demonstrating that price gouging over portfolio management fees is a way of life in the fund industry.

The principal product sold by the mutual fund industry is portfolio management services.[33] The funds agree to pay for those services based on yearly contracts negotiated by fund boards which, as a rule, are populated by at least some directors employed by the outside advisory firm.[34] These interested-director contracts are "related party transactions,"[35] carrying the ever-present risk of unfair dealing. Evaluating fee pricing in an industry where conflicts of interest are an ingrained business practice is challenging, since prices routinely contaminated by conflicts of interest are a poor substitute for prices established in a free and competitive marketplace.

A recent article in *The Economist* called attention to the fund industry's flagrantly non-competitive fee pricing structure:

> Imagine a business in which other people hand you their money to look after and pay you handsomely for doing so. Even better, your fees go up every year, even if you are hopeless at the job. It sounds perfect.
>
> That business exists. It is called fund management. . . .
>
> Under the normal rules of capitalism, any industry that can produce double-digit annual growth should soon be swamped by eager competitors until returns are driven down. But in fund management that does not seem to be happening. The average

33. Some mutual funds are index funds which are constructed around unmanaged portfolios designed to replicate the holdings of various benchmarks such as the S&P 500 index. These index funds lack the professional management feature common to the rest of the fund industry. *See* Sec. Exch. Comm'n, Index Funds, http://www.sec.gov/answers/indexf.htm (last visited Mar. 31, 2008).

34. A key exception to this rule is the Vanguard Group of funds. *See infra* notes 40-42 and accompanying text.

35. Traditionally, due to the potential for over-reaching and self-dealing, these sorts of contracts have called for detailed disclosure under the securities laws. *See* 17 C.F.R. § 229.404 (2007) (describing disclosure requirements for "[t]ransactions with related persons" where the sum involved exceeds $120,000).

> profit margin of the fund managers that took part in a survey by Boston Consulting Group was a staggering 42%. In part, this is because most fund managers do not compete on price.[36]

Because fund sponsors as a rule chose not to (and do not have to) compete on price, trying to establish reasonableness by comparing one sponsor's prices to another's is a fool's game. Fair pricing connotes arm's-length bargains reached where neither side is under any compulsion to deal. In the conflicted fund industry, fair bargaining is impossible because captive funds are under compulsion to buy services from or through their controlling sponsor.

At present, when mutual fund fees are evaluated no effort is made to account for the fact that essentially all fees are negotiated by conflicted boards. Rather, mutual fund fees typically are set in fund boardrooms and judged in federal courtrooms based on prices charged by other mutual funds.[37] These comparisons are skewed.[38] The measurement system is akin to judging the

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36. *Money for Old Hope*, ECONOMIST, Mar. 1, 2008, at 3. For a further, carefully worded expression of concern over evidence of a lack of competition in setting fund fees, see Brian G. Cartwright, Gen. Counsel, Sec. Exch. Comm'n, Remarks Before the 2006 Securities Law Developments Conference Sponsored by the Investment Company Institute Educational Foundation (Dec. 4, 2006), *transcript available at* http://www.sec.gov/news/speech/2006/spch120406bgc.htm (recognizing "the possibility that many investors are paying more for the services provided by their mutual funds than they would if the price had been set in a satisfactorily competitive market").

37. *See infra* Part V.D and accompanying text; *see also infra* notes 170-71, 220, 223-29 and accompanying text.

38. Currently, the comparables commonly used in evaluating fund advisory fees are distorted for two reasons. First, conflicted boards compare fund fees to the prices negotiated by other conflicted boards, meaning that fees set by agreements where a party was under compulsion to deal are used. This is antithetical to the concept of arm's-length bargaining where, by definition, neither side is under any compulsion to deal. Second, the fee comparators themselves are tainted. In the authors' experience, fee comparator data tends to be supplied to fund boards by Lipper Analytical Services, which is the leading supplier of fund fee data. Lipper clients manage more than 95% of the United States' fund assets. *See* Oversight Hearing on Mutual Funds: Hidden Fees, Misgovernance and Other Practices that Harm Investors: Hearing Before the Subcomm. on Fin. Mgmt., the Budget, and Int'l Sec. of the S. Comm. on Governmental Affairs, 108th Cong. 181 (2004) [hereinafter *Oversight Hearing on Mutual Funds*] (prepared statement of Jeffrey C. Keil, Vice-President, Lipper Inc.), *available at* http://www.access.gpo.gov/congress/senate/pdf/108hrg/92686.pdf

The authors believe Lipper-generated comparators are based on biased methodology. To understand the problem in Lipper's methods, one must first understand that in the fund industry there are a large number of small funds and a much smaller number of large funds. The bulk of mutual fund assets are concentrated in the largest funds where fees tend to be lower. The first problem arises because, when examining and reporting on comparative funds, Lipper looks at funds of all different sizes and compares the subject fund's fees to the median of the comparative funds. In a highly skewed distribution, with fees tending to decline as assets rise, reasonableness of a person's body fat ratio by reference only to samples drawn from new members in Overeaters Anonymous. Depending on what is held up as a comparison, that which might appear reasonable may not *actually* be reasonable at all.

In the fund industry's closed fee comparison system, at any point in time, a significant proportion of funds are charging below average fees. This means that the advisers receiving those below average fees appear under-compensated in relation to their peers. The supposedly underpaid advisers have grounds to argue they deserve a pay hike, which, if obtained, leads to some other fund sponsor falling below the norm. This pernicious leap-frog game, with payment decisions effectively based on and checked against no-bid, conflict-ridden contracts, has yielded a payment system that is out of control. Mutual fund advisory fees are subject to great dispersion.[39] Because of this, nearly any fund fee schedule can be presented as more moderate and fair than an array of others extant in the industry.

Fortunately, the fund marketplace provides an exception to the norm of conflicted decision-making in the form of the Vanguard Group of funds. Unlike the standard practice elsewhere in the fund industry, no Vanguard fund director is employed by any entity selling investment advice to Vanguard.[40] Thus, no Vanguard board or board member is under any compulsion to buy advisory services from any particular third-party portfolio manager. Each fund

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the median fee will be higher than the mean. By using the median rather than the mean, the fees of the largest funds appear relatively lower. In an attempt to correct for this problem, Lipper introduced the second data problem. The second problem arises because Lipper takes the comparative funds and calculates assumed fees for them based on their current fee schedules, but assuming they hold assets at the level of the subject fund. The problem here is that smaller funds typically have either a fixed fee schedule or a fee schedule that often stops far below the level of assets for the subject fund. Comparative fees at the higher asset levels are biased upward because smaller funds typically introduce breakpoints (i.e., tiered schedules with lower management fee percentages at higher asset levels) as assets grow. Extrapolating from an existing fee schedule for these small funds with truncated fee schedules can only overestimate what the fee will actually be at far higher asset levels. Thus, for large subject funds—those whose fees are most likely to be attacked as unfair—Lipper's evaluation system overstates what the subject fund's Lipper-picked peer group funds would be charging at the subject fund's asset level. By showing higher peer fee levels than actually exists in the marketplace, the methodology is skewed to make the subject funds' look low in comparison—thus benefitting the sponsor.

39. *See infra* Figure 4.

40. As Vanguard's founder, John C. Bogle, explained: "[A]t Vanguard, none of our external managers are represented . . . ." John C. Bogle, Address at the "Is There a Better Way to Regulate Mutual Funds?" Event Series of the American Enterprise Institute of Public Policy Research (May 9, 2006), *transcript available at* http://www.aei.org/events/filter.all,eventID.1317/transcript.asp.

therefore controls the advisory service provider, rather than vice versa. It is to the Vanguard pricing and business model that we now turn.

A. Evidence Advisory Fees Are Too High: The Vanguard Experience

Vanguard has been going to the free market since 1975 to hire outside advisers,[41] called "sub-advisers," to manage its professionally-advised mutual funds.[42] The Vanguard experience with buying portfolio management services in the free market thus offers a pristine control group—a long-running laboratory experiment useful in evaluating the effect of free market pricing for advisory services within the fund industry. Operating with no compulsion to buy portfolio management services from any particular investment adviser, Vanguard gives us a setting where advisory fee decision-making is uncontaminated by conflicts of interest.

As of 2004, twenty-one Vanguard equity and balanced funds were "actively managed," meaning they were not index funds.[43] Each of these twenty-one funds had their portfolios managed by sub-advisers hired in the free market by the funds' boards. These twenty-one actively managed Vanguard funds accounted for $155 billion in assets. The average total expense ratio (all expenses, including portfolio advisory costs, divided by average fund assets) for these Vanguard funds managed by sub-advisers was 40 basis points (or bps) on a market-weighted basis.[44] A basis point is one one-hundredth of a percent, meaning that Vanguard's expense ratio of .40%, or 40 bps, was less than one-half the industry average of 91 bps.[45] The Vanguard experience is illustrated by the fee schedules established by Vanguard and its sub-advisers

41. While Vanguard is "internally managed" in the sense that its managers operate purely in the interests of the funds and their shareholders, the assets in its particular funds are managed by third-party or "external" advisers, sometimes leading to confusing terminology. Here, we use the terms "outside advisers" or "outsiders" whenever possible when referring to the third-party advisers Vanguard hires to manage the assets of its funds.

42. In 1975, the Vanguard Group of funds emerged as a free-standing mutual fund complex outside any adviser's domination. What are known today as the Vanguard funds previously had been controlled by the Wellington Group of Investment Companies. *See* John C. Bogle, *Re-Mutualizing the Mutual Fund Industry—The Alpha and the Omega*, 45 B.C. L. REV. 391, 399-404 (2004) (discussing the key events in Vanguard funds' emergence as free-standing, independent entities previously dominated by their funding adviser, Wellington Management Company).

43. *See* Vanguard Investments, http://global.vanguard.com/international/hEurEN/research/portfolioEN.htm (last visited Mar. 31, 2008). The index funds do not require active management and are managed by Vanguard in-house.

44. Data for these funds has been provided to the authors by the Bogle Financial Markets Research Center, as well as annual reports for the individual funds. The data is on file with the authors.

45. *See supra* text accompanying note 31.

over the years.[46] Since 1975, there has been significant growth in the assets under management at the various Vanguard funds. Figure 1 below illustrates the number of funds and assets managed in millions from 1975 through 2004. A list of the funds in this program with their inception date is included in Appendix A.

FIGURE 1
ASSETS AND FUNDS MANAGED BY OUTSIDE ADVISERS FOR VANGUARD GROUP 1975-2004


Externally Managed Funds
Number of Funds
Assets under Management ($mm)
25
20
15
10
5
0
200,000
160,000
120,000
80,000
40,000
0
1975 1978 1981 1984 1987 1990 1993 1996 1999 2002
Number
Assets

According to a mutual fund sponsors' lobbying organization, the Investment Company Institute[47] ("ICI"): "The bedrock principle of the mutual fund industry is that the interests of investors always come first."[48] Within the

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46. ROBERT SLATER, JOHN BOGLE AND THE VANGUARD EXPERIMENT (1997).

47. The ICI has done a splendid job of advancing the interests of fund sponsors, while drawing a major portion of its operating funds from mutual fund assets—and hence from mutual fund shareholders. *See* Kathleen Day, *So Sweet and Sour: Investor Fees Finance Interests of Lobbyists*, WASH. POST, Jan. 11, 2004, at F01; Paula Dwyer et al., *Breach of Trust: The Mutual-Fund Scandal Was a Disaster Waiting to Happen*, BUS. WK., Dec. 15, 2003, at 98, *available at* http://www.businessweek.com/magazine/content/03_50/b3862015.htm?chan=search. When the interests of fund shareholders diverge from fund sponsors' interests, the ICI regularly takes the side of the fund sponsors. *See* Paul B. Farrell, *A Mutual Fund Tale from Oz: Fund Lobbyists Twist Away from Shareholder Interests*, MARKETWATCH, Oct. 18, 2005, http://www.marketwatch.com/news/story/fund-lobbyists-put-wicked-twist/story.aspx?guid=%7BFF2B7205-45DA-47C7-9D5D-ED0DF09CA0A2%7D.

48. *Mutual Funds: Trading Practices and Abuses that Harm Investors: Hearing Before the Subcomm. on Fin. Mgmt., the Budget, and Int'l Sec. of the S. Comm. on Governmental Affairs,*

Vanguard Group, this bedrock principle is more than just "public relation" talk; it is a core value. As shown by the following two figures, with the growth of Vanguard funds' assets, the advisory fee for Vanguards' sub-advised funds has been declining. This decline demonstrates the presence of both arm's-length bargaining and "economies-of-scale" pricing.[49] In other words, as fund size grows, costs-per-dollar-managed decrease, with Vanguard fund boards passing on those cost savings to fund shareholders in the form of reduced fees. Figure 2 below shows that, between 1975 and 2002 the average advisory fee charged for Vanguard's sub-advised funds has been declining on both an equal-weighted and dollar-weighted basis.[50]

FIGURE 2
AVERAGE ADVISORY FEES PAID FOR VANGUARD FUNDS MANAGED BY SUB-ADVISERS FOR 1975-2004


Average Advisory Fees
Basis Points
45
35
25
15
5
1975
1978
1981
1984
1987
1990
1993
1996
1999
2002
Dollar Weight
Equal Weight

108th Cong. 187 (2003) [hereinafter *Trading Practices Hearing*] (prepared statement of Matthew Fink, President, Investment Company Institute), *available at* http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=108_senate_hearings&docid=f:91038.pdf.

49. As a theoretical matter, one would expect "economies-of-scale" pricing to mean that, as the fund gets bigger, prices come down because it is not ten times more difficult for a portfolio manager to decide to buy 100,000 shares of a company's stock rather than 10,000 shares. Nevertheless, some have questioned whether such savings exist within the fund industry. *See infra* note 209 and accompanying text. The Vanguard cost data in this article shows that economies of scale in the portfolio management business truly do exist and, at least at Vanguard, provide substantial savings to fund investors.

50. Fee data for these funds has been provided by the Bogle Financial Markets Research Center, as well as annual reports for the individual funds.

In Figure 3 below we illustrate the relationship between the total assets under management in the program versus the weighted average advisory fee, with the regression results also shown.[51]

FIGURE 3
REGRESSION ANALYSIS OF AVERAGE ADVISORY FEES PAID BY SUB-ADVISED VANGUARD FUNDS 1975-2004


Combined External Program
40
35
30
25
20
15
10
5
0
1000
10000
100000
1000000
Total Program Assets ($millions)
R² = 0.8522

The left-most points are the earliest years, and the fact that they are above the regression line is indicative of an earlier pricing schedule that was modified with the change in fund governance. For example, the top-left most point corresponds to 1975, when the average fee was 38 bps on $1.68 billion in assets. Since 1975, average fees for the sub-advised Vanguard funds have tended to decline as the amount of assets under management has grown. This shows two important things: the existence of economies of scale in the mutual fund portfolio management business and the capturing of those economies for the benefit of Vanguard's shareholders, by bringing fee levels down as assets increase.

51. The form of the regression is: ln *(Fee(bp))* = *A* + *B* * *ln(Assets)*. The regression has as a dependent variable the natural logarithm of the fee in basis points, and has as an independent variable the natural logarithm of fund assets. The regression estimates an intercept coefficient (A) and a slope coefficient (B).

The sub-advised Vanguard funds have written fee arrangements with the outside managers who oversee the investments. A list of funds with their respective sub-advisers is set forth in Appendix B. Some of these funds have only one sub-adviser; some have as many as four. In total, as of 2004, there were thirty-six external managers represented by these twenty-one funds, each with their own fee schedule.[52] Taken collectively, as shown in Table 2 below, in 2004 the fee schedules had the following characteristics for various asset levels:

TABLE 2
VANGUARD FEES BASED ON FUND ASSET LEVELS – 2004

Assets Managed ($ millions)[53]	10	100	1000	10000	25000
Minimum Fee (bps)	10	10	10	5	4
Maximum Fee (bps)	50	50	37	26	25
Mean Fee (bps)	28	27	20	14	13

Economies of scale are evident in the pricing for these funds, where almost all of the sub-advisers charge substantially less for higher asset levels. The mean fee assessed against assets at the $25 billion level is less than half the mean fee assessed at the $100 million level.

The above figures and tables just compare fees paid by certain actively-managed Vanguard funds over a range of asset levels. Critically, Vanguard's pricing model provides a way to gauge the impact of conflicts of interest on pricing for advisory services. This is because nineteen of the thirty-six sub-advisers hired by Vanguard also manage their own mutual funds. When these same portfolio managers sell identical investment advisory services for their own captive funds, the captive funds' boards of directors often approve very different fee schedules, with prices significantly higher than those paid by the Vanguard funds. This pricing disparity works to the detriment of the captive funds' shareholders. Measuring the disparity is not difficult. For Vanguard's nineteen sub-advisers which simultaneously manage their own funds, we have compared the portfolio advisory fees they charge their own captive funds

52. Actual fee schedules and breakpoints are available through the SEC-filed Statement of Additional Information for each fund. These are available using the SEC's EDGAR database. *See* SEC Filings & Forms (EDGAR), http://www.sec.gov/edgar.shtml (last visited Mar. 31, 2008).

53. Breakpoint fee rates normally apply on an incremental basis. Thus, the first $100 million of a $1 billion fund would be charged at the higher rate, and the remaining $900 million would be charged at the lower rate. *See, e.g., Oversight Hearing on Mutual Funds, supra* note 38, at 190 (prepared statement of Jeffrey C. Keil, Vice-President, Lipper Inc.).

(based on data filed by the funds with the Securities and Exchange Commission) ("SEC" or "Commission"),[54] with the portfolio advisory fees they charge Vanguard with whom they bargain at arm's-length. The results are set forth below.

TABLE 3
COMPARISON OF ADVISORY FEES CHARGED BY VANGUARD'S SUB-ADVISERS TO FEES THE SAME SUB-ADVISERS CHARGED THEIR OWN CAPTIVE FUNDS - 2004

Assets Managed ($ millions)	10	100	1000	10000	25000
Captive Fund Mean (bps)	70	69	66	64	63
Vanguard Mean (bps)	29	27	22	15	14

Table 3's first set of calculations ("Captive Fund Mean") reflects the advisory fee levels (as opposed to total expense ratios) charged by the Vanguard's sub-advisers when dealing with their own captive funds. The second set of numbers ("Vanguard Mean") represents the average of the Vanguard-negotiated fee schedules applicable to the Vanguard funds.[55] Table 3 shows that, at each asset management level, the captive funds paid at least double the level of advisory fees for identical services.

Table 3 also shows economies of scale. As funds increased in size from $10 million to $25 billion, the average fee charged Vanguard's shareholders declined from 29 bps to 14 bps—a reduction of more than 50%. Obviously, economies of scale exist, and Vanguard's boards capture those cost savings and pass that savings on to Vanguard's shareholders. When managing their own captive funds, however, Vanguard's sub-advisers reduced their fees from an average of 70 bps to only 63 bps, a decline of a meager 10%. Thus, for the captive funds, economies of scale are shared only very grudgingly, if at all.

Translating these schedules into dollar terms is enlightening. Vanguard has negotiated to limit the fees their funds pay to $35 million for the larger portfolio ($25 billion x 14 bps). The *same* external managers when dealing with their captive funds have been able to increase their compensation to $157 million ($25 billion x 63 bps). Vanguard's sub-advisers are thus able to

54. Through 2004, these sub-advisory fee schedules were published in each fund's SEC-filed Statement of Additional Information and are reflected in the SEC's EDGAR database. *See* SEC Filings & Forms (EDGAR), *supra* note 52.

55. Even though this subset only contains nineteen of the thirty-six managers included above in Table 2, their combined Vanguard fee mean is within one basis point of the average for the entire sample.

extract far more money from their own captive funds than they charge Vanguard for the same work. The differential amounts to a potential windfall of more than $122 million in 2004 alone.

The Vanguard experience should stand as a model for the rest of the mutual fund industry to emulate. To put the fee savings in perspective, consider that the weighted average advisory fee paid by Vanguard to its funds' sub-advisers was 12.3 bps in 2004. For the fund industry's 500 largest equity funds, excluding Vanguard's, the advisory fee rate charged was 59 bps, nearly five times higher.[56] Figure 4, below, based on data obtained from Morningstar, compares the fees Vanguard pays its outside portfolio managers with advisory fees paid by the 500 largest actively managed equity mutual funds, excluding funds in the Vanguard Group.

FIGURE 4

ADVISORY FEES ON ACTIVELY MANAGED VANGUARD EQUITY FUNDS VERSUS ADVISORY FEES ON THE 500 LARGEST NON-VANGUARD EQUITY FUNDS - 2004


Advisory Fees Dec 2004
200
150
100
50
0
Basis Points
$1,000
$10,000
$100,000
Assets under Management ($mm)
Vanguard Funds
Other Mutual Funds

56. This fee rate is lower than the industry weighted average expense ratio of 91 bps mentioned earlier, *supra* text accompanying note 31, because for a great many funds it captures only charges for portfolio management services, and thus excludes administrative expense items such as transfer agency costs, printing and custodial services. Also excluded are marketing and distribution costs. See *infra* notes 95-96 for a typical itemization of different types of mutual fund expenses, including advisory fees and custodial charges. The industry's weighted average expense ratio of 91 bps is in turn lower than the 112 bps expense ratio for equity funds, *see infra* note 126 and accompanying text, since some funds, such as bond and money market funds, tend to have lower expense ratios than equity funds. For tables reflecting weighted average expense ratios for different categories of mutual funds from 1970 to 2004, see Todd Houge & Jay Wellman, *The Use and Abuse of Mutual Fund Expenses*, 70 J. BUS. ETHICS 23, 28 (2007).

Figure 4 illustrates the dramatic savings that Vanguard shareholders enjoy due to their boards' freedom to engage in true arm's-length negotiations. At the end of 2004, the 500 largest non-Vanguard equity funds held approximately $2.8 trillion in assets. With a mean weighted average advisory fee of 59 bps, these funds paid roughly $16.5 billion in gross advisory fees. If they had instead paid the 12.3 bps weighted average fee Vanguard pays outside portfolio advisers, shareholders of these 500 equity funds would have saved on the order of $13.1 billion. Even if the average portfolio advisory fees paid by the 500 non-Vanguard funds were *double* what Vanguard paid its own outside portfolio advisers, shareholders of these 500 funds would have saved more than $9.5 billion annually.

Supporters of the status quo in mutual fund pricing may argue that references to Vanguard are off-point because, unlike its peers, Vanguard functions as a "mutual" company, in the sense that the company is client-owned, and therefore the fund manager does not work to turn a profit for outside shareholders (as do the managers at Franklin Resources and Eaton Vance, for example). Rather, the Vanguard director works exclusively for the *fund's* shareholders. Vanguard furnishes distribution and administrative services (such as custodian and transfer agency, telephone access, internet services, printing, regulatory compliance, etc.) at cost. Thus, Vanguard shareholders enjoy savings because they do not pay the fund adviser or its affiliates cash reflecting a reasonable profit on those administrative charges. This expense mark-up is a cost item routinely charged by fund sponsors elsewhere in the fund industry. However, this expense item is not large.[57]

The Vanguard Group's business model can prove puzzling even to sophisticated industry observers. A study analyzing mutual fund fees recently published by the American Enterprise Institute[58] correctly found that the fund industry features "a unique system of price setting, one that does not include vigorous price competition."[59] The authors then tried to explain what it is

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57. For example, the total costs of all administrative expenses for equity mutual funds on a weighted average basis can be estimated at no more than 25 bps, which is the weighted average expense ratio for equity index funds. *See infra* notes 123-24 and accompanying text. This is in line with Freeman-Brown's calculation of equity fund administrative fees to be 21 bps on a weighted average basis. Freeman & Brown, *supra* note 9, at 624 tbl.2. For the equity index fund sample, profit to the advisers for the rendition of administrative services is included in the all-in charge of 25 bps. The only thing excluded is the cost of advisory services, and that is the expense item that accounts for the bulk of the costs showing up in actively managed funds' expense ratios. It also accounts for the bulk of fund sponsors' profitability.

58. PETER J. WALLISON & ROBERT E. LITAN, COMPETITIVE EQUITY: A BETTER WAY TO ORGANIZE MUTUAL FUNDS (2007).

59. *Id.* at 76.

about the Vanguard Group that causes its expense levels to be so much lower than industry averages. The authors contended Vanguard's organizational structure as a "mutual" company is what creates shareholder savings within the Vanguard Group.[60] This explanation is only partially correct. It holds water only insofar as it relates to Vanguard administrative and distribution services which, as noted above, are supplied to fund shareholders at cost. Though Vanguard is not in the business of profiting off the services it performs for its fund shareholders, the outside fund portfolio advisers it hires to manage its various actively managed funds certainly are. There is nothing non-profit about the work these advisory firms perform or the prices they charge the funds they manage. The portfolio managers for Vanguard's outsider-advised funds are simply independent contractors hired to render services, and those services are rendered on a *for-profit* basis. That Vanguard's funds pay low prices for advisory services simply reflect hard bargaining by the Vanguard funds' loyal and unconflicted board members.

Table 3 features a true "apples-to-apples" comparison of Vanguard's advisory fees with those charged by Vanguard's advisers when billing their captive funds for services. We see that captive shareholders are obligated to pay far more than Vanguard shareholders pay to the very same managers *for performing the very same work.* From a fiduciary duty standpoint, this is both disturbing and enlightening. This comparison demonstrates that advisory fees outside the Vanguard Group are grossly inflated.

The true extent of the fund market versus free market pricing disparity is driven home by Figure 4. Again, this is an apples-to-apples analysis, comparing what Vanguard funds pay with what shareholders of many other large funds pay for equivalent advisory services. That Vanguard's costs are far below fund industry averages should be an embarrassment to the rest of the fund industry. The Vanguard experience proves that the conflicts of interest influencing advisory contract negotiations in the great many sponsor-controlled funds causes those funds' shareholders to be substantially overcharged. As discussed below, this ultimate conclusion is nothing new.

B. Past Scholarly Studies Have Shown Mutual Fund Advisory Fees Are Inflated

Academics at the Wharton School's Securities Research Unit performed the first detailed and comprehensive study raising questions about the reasonableness of mutual fund fees in 1962. Their study was commissioned by the SEC and is known as the *Wharton Report*.[61] Four years after the

60. *Id.* at 84.

61. WHARTON REPORT, *supra* note 9.

Wharton Report's publication, the SEC published its own study of the mutual fund industry, entitled ***Public Policy Implications of Investment Company Growth (PPI Study)***.[62] The ***Wharton Report*** and the ***PPI Study*** each found evidence of unusually high fees in the mutual fund industry for advisory services.

Each also found that mutual fund advisers consistently charged significantly higher fees when selling portfolio management services to their captive funds, as compared to when the same advisers sold equivalent services on the open market.[63] They ascribed this disparity in fee structures to the same phenomenon discussed above: fund advisers' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set non-competitive prices.[64] The ***Wharton Report*** identified fifty-four investment advisers with both mutual fund clients and other clients.[65] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in thirty-nine out of the fifty-four cases.[66] Of this group of thirty-nine advisers, twenty-four charged their captive mutual funds fees that were 200% higher than they charged their institutional clients; nine charged their captive funds fees that were at least 500% higher.[67] Likewise, in its ***PPI Study***, the SEC revisited the ***Wharton Report***'s findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff."[68] The Commission noted that advisory fee rates for pension and profit sharing plans (fees

62. PPI STUDY, *supra* note 9.

63. Specifically, the *Wharton Report*'s authors found that where fund advisers had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients." WHARTON REPORT, *supra* note 9, at 493.

64. The price disparity was explained as follows:

> The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of fees charged open-end companies, they are typically fixed by essentially the same persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.

Id. at 493-94 (footnote omitted).

65. *Id.* at 489.

66. *Id.*

67. *Id.*

68. PPI STUDY, *supra* note 9, at 120.

negotiated by parties dealing at arm's-length) were less than "one-eighth of the 0.50 percent rate commonly charged to mutual funds of that size."[69]

Following the *PPI Study*, a good deal of time passed without fee levels in the fund industry receiving much scrutiny, although from time-to-time, articles uncomplimentary toward mutual fund governance did appear in the financial press.[70] Similarly, over the decades, the findings of those scholarly reports about comparable fees were never challenged. In 2001, two of this article's authors, John Freeman and Stewart Brown, again scrutinized mutual fund fees.[71]

Freeman-Brown compared mutual fund portfolio management fees to portfolio management fees paid by government pension plans and found that the former were much higher than the latter.[72] Freeman-Brown relied on two main sources of data. The first was data collected from questionnaire responses received from public pension funds reporting on fee levels charged by the pension funds' external equity fund managers.[73] The other main source

69. *Id.* at 115.

70. One of those articles noted the disparity between what fund investors pay for advice and what institutions pay, noting that fund shareholders "pay nearly twice as much as institutional investors for money management." Simon, *supra* note 1, at 131. Ms. Simon also noted that the "calculation doesn't even include any front- or back-end sales charges you may also pony up." *Id.*; *see also* Robert Barker, *Fund Fees Are Rising. Who's to Blame?*, BUS. WK., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Robert Barker, *High Fund Fees Have Got to Go*, BUS. WK., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Thomas Easton, *The Fund Industry's Dirty Secret: Big Is Not Beautiful*, FORBES, Aug. 24, 1998, at 116, 117-18 ("The dirty secret of the business is that the more money you manage, the more profit you make—but the less able you are to serve your shareholders. . . . In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, *Some Say More Could Be Done to Clarify Fees*, WALL ST. J., May 20, 1998, at C1 ("[I]s the industry really rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Tracey Longo, *Days of Reckoning: Congress Is Finally Starting to Look into Why Mutual Fund Fees Keep Rising*, FIN. PLAN., Nov. 1, 1998, at 171 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Linda Stern, *Watch Those Fees*, NEWSWEEK, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes works backward, and heightened competition can mean higher prices.").

71. Freeman & Brown, *supra* note 9.

72. Key Freeman-Brown findings are discussed in DAVID F. SWENSEN, UNCONVENTIONAL SUCCESS: A FUNDAMENTAL APPROACH TO PERSONAL INVESTMENT 241 (2005).

73. The hundred largest public pension funds were surveyed. The cover letter asked for cooperation, mentioning that the request should be viewed as a Freedom of Information Act request by those disinclined to cooperate without compulsion. Fifty-three pension funds

was Morningstar's Principia Pro database. Fee breakdowns in that database are drawn from mutual funds registration statements.[74] Within the Morningstar data, Freeman-Brown's focus was on advisory fees only; costs designated by the funds as administrative (legal, transfer agency services, etc.), for distribution, or marketing were excluded from the comparisons.

Using this data, Freeman-Brown showed inter alia that the equity pension fund portfolio featured an average size of $443 million and an asset weighted average advisory fee of 28 bps. In comparison, the average equity mutual fund had an average asset size of $1.3 billion and an asset weighted average advisory fee level of 56 bps. Thus, despite the savings from economies of scale that one would expect, mutual fund managers were paid twice as much (56 bps rather than 28 bps) to manage funds that, on average, were almost three times as big (averaging $1.3 billion rather than $443 million). In dollar terms, the fee average for equity pension funds was $1.2 million; for the equity mutual funds, featuring a much higher fee level and a bigger asset base, it was roughly six times as much, around $7.28 million.

C. Fund Sponsors' Counterattack; The ICI Response and Coates-Hubbard

The Freeman-Brown study made waves[75] and triggered calls for reform.[76]

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responded, of which thirty-six provided usable data. The thirty-six pension funds had average total assets of $21 billion. Freeman & Brown, *supra* note 9, at 630.

74. Financial data within those registration statements is trustworthy because material misrepresentations in registration statements filed under the Act are actionable civilly and criminally under the Securities Act of 1933. *See* Securities Act of 1933 §§ 11, 17, 15 U.S.C. §§ 77k, 77q (2000).

75. *See, e.g.*, Tom Lauricella, *This Is News?: Fund Fees Are Too High, Study Says*, WALL ST. J., Aug. 27, 2001, at C1. The article quotes Don Phillips, head of Morningstar, the mutual fund industry's leading performance and expense tracking company, saying: "[T]he [Freeman-Brown] study is dead-on in its methodology and findings. . . . This study is very damning . . . . It shows that retail mutual funds are not competitively priced." *Id.*

76. For instance, former SEC Chairman Arthur Levitt testified before a House Subcommittee and confirmed Freeman-Brown's findings and demanded radical reform. He testified: "The largest mutual funds pay money management advisory fees that are more than twice those paid by pension funds." Thus, he argued:

> It is essential that investment company boards be required to solicit competitive bids from those who wish to undertake the management function. Furthermore, boards should justify to their bosses, fund shareholders, why they chose a particular investment advisor and each year should demonstrate that they have aggressively and competitively negotiated management fees.

Mutual Funds: Who's Looking out for Investors?: Hearing Before the Subcomm. on Capital Mkts., Ins. and Gov't Sponsored Enters. of the H. Comm. on Fin. Servs., 108th Cong. 48 (2003) (statement of Arthur Levitt, Chairman, Securities Exchange Commission), *available at* http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=108_house_hearings&docid=f:92982.pdf.

Then, as one would expect, defenders of the status quo sought to discredit the study. In 2003, the ICI published a report which purported to show that fund advisory fee levels were about the same as portfolio management fees paid by public pension plans.[77] The ICI's research eventually was embraced by two academics, Professors John C. Coates, IV of Harvard Law School and R. Glenn Hubbard, Dean of Columbia's School of Business. With funding by ICI Mutual, the insurance company affiliated with the ICI that insures mutual fund directors and advisers against liability claims,[78] Professors Coates and Hubbard have written an article appearing in the Fall 2007 edition of the *Journal of Corporation Law* entitled *Competition in the Mutual Fund Industry: Evidence and Implications for Policy*.[79]

Coates-Hubbard's thesis is that mutual funds operate in competitive markets, and excessive fees do not exist in competitive markets; therefore, mutual funds do not have excessive fees. In reaching this surprising conclusion,[80] Coates-Hubbard rejects the various, detailed studies that show

77. Sean Collins, *The Expenses of Defined Benefit Pension Plans and Mutual Funds*, ICI PERSPECTIVE, Dec. 2003, at 1, 8, *available at* http://www.ici.org/pdf/per09-06.pdf.

78. *See* Coates & Hubbard, *supra* note 11, at 151 n.aal.

79. The paper was initially published in June 2006 under the auspices of the American Enterprise Institute. John C. Coates IV & R. Glenn Hubbard, *Competition and Shareholder Fees in the Mutual Fund Industry: Evidence and Implications for Policy*, (Am. Enter. Inst., Working Paper No. 127, 2006) [hereinafter *Coates-Hubbard Working Paper*], *available at* http://www.aei.org/publications/pubID.24577/pub_detail.asp. This article will be referred to textually as the "Coates-Hubbard Working Paper." Fidelity Investments then presented the Coates-Hubbard Working Paper to the SEC as an authoritative analysis of mutual fund fees by submitting it for inclusion in SEC File S7-03-04, a file relating to mutual fund governance issues pending before the Commission. *See* Letter from Eric D. Roiter, Sr. Vice Pres. & Gen. Counsel, Fidelity Inv., to Nancy M. Morris, Secretary, Sec. Exch. Comm'n (Mar. 2, 2007), *available at* http://www.sec.gov/rules/proposed/s70304/s70304-554.pdf. Fidelity used the Coates-Hubbard Working Paper research in support of their joint opposition to an SEC governance proposal calling for more independence in fund boardrooms. The Coates-Hubbard Working Paper is an attachment to the Fidelity submission, beginning on page 27. *Id.* at 27. The Chamber of Commerce of the United States adopted as authoritative the Coates-Hubbard Working Paper research as well. *See* Letter from David Chavern, Chief Operating Officer & Sr. Vice Pres., Chamber of Commerce of the U.S., to Nancy M. Morris, Secretary, Sec. Exch. Comm'n 5 (Mar. 2, 2007), *available at* http://www.sec.gov/rules/proposed/s70304/dcchavern8764.pdf. A subsequent version of the Coates-Hubbard Working Paper was published on the Social Science Research Network in August 2007. *See* John C. Coates & R. Glenn Hubbard, *Competition in the Mutual Fund Industry: Evidence and Implications for Policy* (Harvard Univ. John M. Olin Discussion Paper Series, Discussion Paper No. 592, 2007), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1005426.

80. As noted earlier, there is substantial evidence that fund advisory firms earn statistically significant risk-adjusted returns. *See supra* note 28 and accompanying text. Brown's study, covering the twenty-five-year period from 1982-2006, concludes that fund sponsors' profits and returns are accelerating rather than decelerating as increased competition would predict. The

excessive fees exist.[81] Coates-Hubbard dismisses the *Wharton Report*'s comparative fee analysis as superficial, which it was not,[82] and dismisses the *PPI Study* as simply "accepting without question" the *Wharton Report*'s findings,[83] which is a false characterization.[84] In essence, the *Wharton Report* and the SEC's *PPI Study* are rejected out of hand by Coates-Hubbard as irrelevant, old-school, meaningless 1960s research featuring "nonsensical" fee comparisons of different products with different services.[85]

As for Freeman-Brown, it is dismissed on the ground that pension fund advisory costs cannot be compared with mutual funds; Coates-Hubbard contends it amounts to a meaningless apples-to-oranges comparison.[86] Coates-Hubbard claims this is so for two reasons. First, "[m]utual funds report different costs in the same categories of expenses. Management fees sometimes include administrative and costs other than pure portfolio management."[87] The second ground they give is that differences in liquidity frustrate comparisons.[88] Each contention is explored below.

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study confirms the finding, noted earlier, that fund sponsors earn economic profits, contrary to the predictions of the model of perfect competition. *See supra* note 26 and accompanying text; *see also supra* note 36 and accompanying text.

81. Their view also collides with findings that the mutual fund industry features a distinct absence of price competition. *See, e.g.*, GEN. ACCOUNTING OFFICE, MUTUAL FUND FEES: ADDITIONAL DISCLOSURE COULD ENCOURAGE PRICE COMPETITION 62 (2000), *available at* http://www.gao.gov/archive/2000/gg00126.pdf (finding that mutual funds tend not to compete based on the operating expenses investors pay); WALLISON & LITAN, *supra* note 58, at 61-76 (concluding that, contrary to the Coates-Hubbard thesis, funds do not compete effectively on pricing of services).

82. Coates & Hubbard, *supra* note 11, at 156. The *Wharton Report* was also derided by Coates-Hubbard as "primitive and misleading." *Id.* at 153.

83. *Id.* at 156.

84. In truth, the *PPI Study* traveled well beyond the *Wharton Report*'s scope with fresh analysis supporting the same conclusion. The SEC confirmed, for example, that competition among advisers seeking to supply funds with services does not exist in the fund industry. It found instead that "[m]utual funds are formed by persons who hope to profit from providing management services to them," PPI STUDY, *supra* note 9, at 127, with the captive funds' managers seldom thereafter competing with each other for fund advisory contract business, *id.* at 126. Most importantly, based on its study of new and different data, the SEC determined mutual funds pay far more for advisory services than pension and profit-sharing plans. *See supra* notes 61-69 and accompanying text.

85. Coates & Hubbard, *supra* note 11, at 186.

86. *See id.* at 183.

87. Coates & Hubbard, *supra* note 11, at 186-87. Moreover, though Coates-Hubbard faults Freeman-Brown for not isolating the data, their article correctly admits: "Data are not readily available to accurately isolate the pure costs of portfolio management . . . ." *Id.* at 187-88.

88. *Id.* at 188.

1. The Commingling of Expenses in Management Fees

As to the first concern dealing with occasional expense commingling, it is undoubtedly correct that a minor amount of commingling of expense items sometimes exists and—quite regrettably—frustrates perfect apples-to-apples comparisons on a universal basis.[89] But Coates-Hubbard overstates the problem's size,[90] exaggerates its impact, and ignores Freeman-Brown's efforts to adjust for expense commingling.[91]

Moreover, the authors are unaware of any competent data establishing that free market advisory costs cannot be compared with fund market advisory

89. This problem could easily be eliminated if the SEC insisted that funds follow a uniform, clearly-defined system of expense reporting, an improvement called for by Freeman-Brown and reiterated here. As observed in Freeman-Brown:

> [T]o facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped.

Freeman & Brown, *supra* note 9, at 669.

90. In making this argument, Coates-Hubbard essentially adopts the views expressed by the ICI. As discussed *infra* in notes 104 and 131, the ICI claims that various extraneous expenses are sometimes embedded in advisory fees, making it impossible to isolate true portfolio advisory costs. Specifically, Collins, *supra* note 77, at 7, lists certain expense categories that are sometimes included in advisory fees. We have considered each of these expense categories and averaged the closest expense categories for funds that report those expenses separately to Lipper Analytical Services. As explained *infra* in note 104, based on our analysis of this Lipper data, we conclude that when the spillover of non-advisory expenses into fund advisory expenses occurs, the amount of added costs approximates no more than 3 bps. Neither Coates-Hubbard nor any other source has attempted to quantify the amount of non-advisory costs included by some sponsors in their advisory fees. Of course, if the number was quantified by fund sponsors' defenders, it could be adjusted for, and the purported ground for fund fees being incapable of comparison would disappear.

91. Specifically, in framing the Freeman-Brown study, we determined that, on average, domestic equity mutual funds paid 21 bps for administrative services such as transfer agency, custodial, and legal fees. Freeman-Brown's operating expense (advisory and administrative fees) ratios were comparable to those found in the ICI's own cost study conducted in 1999. *See* John D. Rea et al., *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, ICI PERSPECTIVE, Dec. 1999, at 1, *available at* http://www.ici.org/pdf/per05-05.pdf. To hone our fund expense data down to advisory fee payments, we eliminated explicitly disclosed administrative fees together with the large amount of hidden administrative costs embedded in funds' 12b-1 expenses. At this point, after further investigation, we concluded that any residual administrative expenses embedded in fund advisory fees were de minimis. We then calibrated the mutual fund sample to closely resemble our pension fund sample. We found that the cost of advisory (stock picking) services for a large sample of domestic equity funds averaged 56 basis points. We found that public pension funds pay an average of 28 bps for the same services. This comparison led us to conclude that mutual funds pay around double what pension funds pay solely for stock picking services. *See generally* Freeman & Brown, *supra* note 9.

costs. A pool of stocks is not inherently harder to manage because the legal owner is a pension fund as opposed to being a mutual fund. Indeed, competing for advisory business in the free market necessitates a significant cost that fund advisers need not pay: the cost of finding business in a competitive marketplace. Fund managers escape paying that cost due to their unseverable tie with the fund.

Furthermore, Coates-Hubbard ignores the pure apples-to-apples data that does exist supporting Freeman-Brown's central thesis that fee gouging is rampant within the fund industry. One example of pure apples-to-apples data is the Vanguard data reviewed earlier in this article.[92] Another came to light in a 2004 Senate Subcommittee hearing. At that hearing examining excessive fees within the mutual fund industry, then-New York Attorney General Eliot Spitzer testified that, in the course of his investigation, he had asked for the "best apples to apples comparison for identical services" from Putnam Investments.[93] In response, Putnam gave him data showing Putnam's mutual fund investors were charged 40% more for advisory services than Putnam's institutional investors, meaning Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients.[94]

Alliance Capital provides further apples-to-apples data. In 2002, according to its Certified Shareholder Report filed on Form N-CSR with the SEC,[95]

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92. *See supra* Part III.A. The Vanguard phenomenon was also explored (although to a lesser extent) in Freeman-Brown. *See* Freeman & Brown, *supra* note 9, at 637-40. Coates-Hubbard criticized Freeman-Brown for not explaining why Vanguard pays sub-advisors 13 basis points on a weighted average basis for providing advisory services, whereas the price paid by public pension plans holding the largest group of assets is more, 20 bps. Coates & Hubbard, *supra* note 11, at 187. But the answer is simple and apparent from Freeman-Brown's text. The weighted average size of the Vanguard outside-managed funds featured in Freeman-Brown was $11.6 billion. *See* Freeman & Brown, *supra* note 9, at 638 tbl.6. The weighted average asset size for the largest pension fund decile in the Freeman-Brown sample was much smaller: $1.55 billion, less than one-seventh the size of the average Vanguard portfolio. *Id.* at 632. The Vanguard fee rate is lower due to economies of scale being captured at Vanguard for the benefit of fund shareholders. Freeman-Brown's text showed that working for Vanguard is nonetheless lucrative. Applying the average fee rate to the average asset size yields an advisory fee to the sub-adviser of $15.1 million. The average numbers for pension managers yields far less, $3.10 million.

93. *Oversight Hearing on Mutual Funds*, *supra* note 38, at 23 (testimony of Eliot L. Spitzer, N.Y. Att'y Gen.).

94. *Id.* at 16.

95. A copy of the Alliance Fund's shareholder report is available on the SEC's EDGAR database. *See* AllianceBernstein Premier Growth Fund, Annual Report (Form N-CSR) (Oct. 14, 2003), *available at* http://www.sec.gov/Archives/edgar/data/889508/000093677203000412/0000936772-03-000412.txt.

Alliance Premier Growth Fund paid total advisory, distribution, and administrative expenses of $198 million.[96] Included in that sum was an advisory fee of $88 million paid by the fund to its sponsor, Alliance Capital.[97] Based on average assets of $9.1 billion, the advisory fee thus exceeded 90 bps.[98] At about the same time, Alliance was managing the Vanguard U.S. Growth Fund for 11 bps, a $672 million portfolio for the Kentucky Retirement System for 24 bps, a $1.7 billion portfolio for the Minnesota State Board of Investment for 20 bps, a $730 million equities portfolio for the Missouri Retirement System for 18.5 bps, and a $975 million equity portfolio for the Wyoming Retirement System for 10 bps.[99]

These price discrepancies cannot be justified on the basis of expense commingling. Alliance's certified shareholder report separately disclosed administrative, transfer agency, distribution, printing, custodian, registration, and audit and legal fees, among others; those items were not jumbled with the separately disclosed "Advisory fee."[100] Nor can they be justified on the basis of differences in service or personnel. Alliance Capital has publicly proclaimed that its mutual funds and institutional accounts are "managed by the same investment professionals."[101] According to the prospectus for the Alliance Stock Fund, the management company's institutional accounts and the Alliance Premier Growth Fund also shared "substantially the same

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96. *Id.* at 13. The expenses for the year ended November 30, 2002 were:

Advisory fee	$88,128,426
Distribution fee--Class A	$8,300,777
Distribution fee--Class B	$42,133,265
Distribution fee--Class C	$15,548,417
Transfer agency	$37,578,580
Printing	$5,398,494
Custodian	$652,328
Audit and legal	$121,314
Administrative	$150,000
Registration fees	$145,000
Directors' fees and expenses	$23,000
Miscellaneous	$199,011
Total expenses	$198,378,612

Id. Notice that, contrary to Coates-Hubbard's suggestion that fund fees customarily are jumbled, expense items usually are itemized separately with advisory fees easily broken out as an individual item.

97. *Id.* at 13, 17.

98. *Id.* at 25.

99. *See* Second Amended Class Action Complaint at 24-25, Miller v. Mitchell Hutchins Asset Mgmt., Inc., No. 01-CV-0192-DRH (S.D. Ill. Apr. 1, 2002).

100. *See supra* notes 95-96 and accompanying text.

101. Alliance Capital Mgmt. L.P., Annual Report (Form 10-K), at 8 (Mar. 28, 2000), *available at* http://www.sec.gov/Archives/edgar/data/1109448/0001104659-00-000074.txt.

investment objectives and policies" and were managed with "essentially the same investment strategies and techniques."[102] Moreover the different clients shared a "nearly identical composition of investment holdings and related percentage weightings."[103]

Obviously, free market competition has worked well for the institutional buyers of Alliance Capital's portfolio management services. For example, the managers of the Wyoming Retirement System's pension plan paid Alliance Capital less than $1 million per year for essentially the same advice, given by the same people, who were being compensated by Alliance Premier Fund's shareholders to the tune of $88 million yearly. But the price differential in dollar terms of *eighty-eight times* between advisory services sold in the free market versus the fund market for portfolio management by Alliance Capital tells us that price competition for advisory services in the fund market is not robust; it is on life-support, if it can be said to exist at all.

The point is this: Proof of price gouging in the fund portfolio management business is findable and has been found. We agree with Coates-Hubbard that the data are not always pristine. Because of the way the SEC has allowed mutual funds to blur expense definitions, it is not always easy to compare mutual fund portfolio management fees and portfolio management fees negotiated on the free market. It should be easier. And it would be if the SEC used its regulatory authority to bar mutual funds from commingling expense categories and demanded that the industry calculate expense items on a uniform basis. Nonetheless, expense overlaps are a minor problem,[104] and the

102. Alliance Premier Growth Fund, Inc., Prospectus (Form 485BPOS), at 46 (Jan. 30, 2002), *available at* http://www.sec.gov/Archives/edgar/data/889508/000091957402000122/0000919574-02-000122.txt.

103. *Id.*

104. *See* Collins, *supra* note 77, at 6. Collins and the ICI contend that, in addition to portfolio management, the adviser's management fee

> typically also covers the costs of administrative and business services that the fund must have to operate. These include fund and portfolio accounting, valuation of portfolio securities, oversight of the fund's transfer agent and custodian, legal analysis to ensure compliance with federal and state laws and regulations, preparation and filing of regulatory and tax reports, and preparation and distribution of prospectuses and shareholder reports. The management fee also compensates the adviser for its expenses related to the salaries of fund officers and the costs of clerical staff, office space, equipment, and certain accounting and recordkeeping facilities. Finally, the management fee must offer the fund's adviser a competitive rate of return on capital.

Id. The authors have considered and analyzed each of these items. In many cases they are illusory. For example, in the case of Alliance Capital's handling of Alliance Premier Growth Fund, discussed above, the fund's transfer agency services were supplied by an Alliance affiliate, meaning that a monitoring charge to compensate Alliance for "oversight of the fund's apples-to-apples data that does exist powerfully confirms the Freeman-Brown thesis and debunks any claim that robust competition keeps prices for portfolio advisory services low in the mutual fund industry.

2. Questions of Differences in Liquidity

Another comparability-based argument made by Coates-Hubbard challenges Freeman-Brown's use of pension data. Coates-Hubbard contends pension funds and mutual funds cannot be credibly compared because of "differences in liquidity."[105] The point Coates-Hubbard seeks to make is that, because mutual funds are constantly selling and redeeming shares, mutual funds have a constant, unique liquidity challenge. This, Coates-Hubbard argues, makes mutual fund portfolio management unlike, and not comparable with, portfolio management for other institutional investors. According to Coates-Hubbard, "differences in liquidity" will always "prevent a one-to-one comparison of portfolio management costs."[106]

The Coates-Hubbard liquidity factor deserves special attention, for it lies at the heart of fund managers' strategy for disarming shareholder attacks and preserving the status quo. The strategy bars critics from evaluating fund fees based on free market comparables. To fund sponsors' defenders, "differences in liquidity" is the "X factor," a shield protecting mutual fund advisers from having their fees judged by comparison to free market benchmarks. This issue is a red herring.

Tellingly, though presented as an economic analysis, the Coates-Hubbard study never seeks to isolate and quantify the supposed "differences in liquidity" factor. Nor does it cite any authoritative source providing the liquidity factor any measurable weight at all. Moreover, this liquidity factor

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transfer agent" would basically amount to paying Alliance Capital to monitor itself. Other items mentioned in the Collins-ICI listing are typically covered in administrative expenses although they may not be labeled in precisely the same way. For instance, printing and distribution of prospectuses and shareholder reports would have been covered by the $5 million in printing costs in the Alliance Premier Growth Fund. *See supra* notes 95-96. Costs such as office space, equipment, and competitive rates of return on capital are also likely to be associated with institutional accounts and thus are included in both fees. About one-third of large cap funds in the Lipper database report fund accounting fees separately, and these had a weighted average cost of 1.1 bps for the 2006 fiscal year. We conclude that, in the aggregate, the various miscellaneous items do not account for more than 3 bps of the average mutual fund's advisory fee. We note further that study of cost allocations for one adviser who has both captive mutual funds and institutional clients shows that the institutional clients actually are more expensive to service than the mutual funds. *See infra* notes 227-29 and accompanying text. This suggests fund fee levels should be lower than institutional prices, rather than far higher, as they are.

105. Coates & Hubbard, *supra* note 11, at 188.

106. *Id.*

tends not to be visible or quantifiable in the real world. For example, it does not translate into differences in pricing for portfolio management services rendered to mutual funds and closed end funds (which do not issue redeemable securities and which do not constantly sell new shares to the public) by investment company sponsors who manage both.[107]

Interestingly, the ICI's own position is inconsistent with Coates-Hubbard's "liquidity" theory. In 2003, the ICI claimed that the true cost of managing a mutual fund portfolio on a weighted average basis is around 31 bps,[108] leading to the ICI's conclusion that "mutual fund and pension plans pay like fees for like portfolio management services."[109] Accepting this finding as true, which it is not,[110] the fee equivalence debunks the alleged "liquidity" factor featured by Coates-Hubbard, since the ICI's contention carries with it the implicit premise that pension fund and mutual fund portfolio advisory services are very similar, because, after all, the fees are "virtually identical."[111] Thus, the ICI's position on the comparability of fund and pension fees leads to the conclusion

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107. Investment company manager Mario Gabelli's advisory firm manages seventeen mutual funds that invest in stocks and/or bonds and nine closed-end funds. The management fee charged each of the twenty-six funds annually is set at 1%, with two exceptions. Gabelli's ABC Mutual Fund charges a fee of only .5%; the closed-end Global Deal Fund charges a performance fee that is a minimum of .5%, rising to 2% if the fund's total return exceeds the T-Bill index return by 6%. *See generally* Gabelli Home Page, http://www.gabelli.com/ (last visited Mar. 31, 2008). By definition, closed-end funds feature less liquidity pressure than mutual funds since their shares are not redeemable, and new shares are not constantly being sold. *See* Roger M. Klein, *Who Will Manage the Managers?: The Investment Company Act's Antipyramiding Provision and Its Effect on the Mutual Fund Industry*, 59 OHIO ST. L.J. 507 (1998) (describing characteristics of closed-end funds). If the "differences in liquidity" factor cited by Coates-Hubbard is real and had significant weight, it presumably would manifest itself in the need for substantially more work to be done by the mutual fund portfolio manager, who in turn presumably would charge higher fees to compensate for the greater effort being exerted. However, there is no drop off in fees for Gabelli's closed-end funds in comparison to the mutual funds. *See* Gabelli Home Page, *supra*. This indicates that the redeemability factor is either nonexistent, or is sufficiently insubstantial enough to not be worth building into the cost.

108. Collins, *supra* note 77, at 8.

109. *Id.* at 17. Indeed, the headline of the press release published by the ICI announcing its study attacking Freeman-Brown stated: "Mutual Fund and Pension Fund Fee Levels Are Similar, ICI Research Study Finds." Press Release, Inv. Co. Inst., Mutual Fund and Pension Fund Fee Levels Are Similar, ICI Research Study Finds (Jan. 6, 2004) [hereinafter ICI Press Release], *available at* http://ici.org/statements/nr/2004/04_news_dbplans.html.

110. The falsity arises due to fund advisers' practice of tacking on extra costs to the sub-advisers' fees, padding and thus inflating the overall advisory charges borne by the sub-advised fund and its shareholders. *See infra* Part III.D.

111. The ICI claims to have found: "Mutual fund subadvisors and pension plan investment managers charge 'investment advisory fees' that are virtually identical." *See* ICI Press Release, *supra* note 109. Coates-Hubbard adopted the ICI's flawed methodology and its unsupportable findings. *See* Coates & Hubbard, *supra* note 11.

that the unquantified "differences-in-liquidity" factor cited by Coates-Hubbard is something of a financial Loch Ness monster—a phenomenon talked about but never seen in real life.[112] Finally, to the extent "differences in liquidity" ever matter, they certainly cannot prevent comparisons of Vanguard's portfolio management costs with those charged elsewhere in the fund industry. After all, Vanguard's managers, just like other funds', must deal daily with the liquidity factor. The devastating Vanguard free market vs. fund market advisory fee comparison, as shown in Table 3 and Figure 4, *supra*, cannot be dismissed on this basis.

Another flaw with Coates-Hubbard's broader contention that free market comparators cannot be used in evaluating fund fees is that this "can't do" attitude goes against the grain of accepted financial evaluation practices. For example, business valuation experts and real estate appraisers typically study comparables and adjust them in reaching opinions about the value to be assigned to the property they are appraising. When it comes to business or real estate valuations, bond ratings, or innumerable other free market pricing calculations, nobody insists that the comparables' attributes be absolutely identical to the item being valued. All that is required is that the comparable be reasonably similar with appropriate adjustments being taken to make the comparisons persuasive.[113]

The Coates-Hubbard view that mutual fund fees can never be analyzed on a comparative basis[114] is unvarnished advocacy advanced on behalf of those who seek to preserve the status quo. Like other Coates-Hubbard claims,[115] it

112. Indeed, the ICI has admitted as much. In the ICI's attempted defense of fund industry pricing, the ICI's lead researcher declared: "[I]t is possible to compare the portfolio management fees incurred by public pension plans with a comparable measure by examining the sub-advisory fees of mutual funds." Collins, *supra* note 77, at 8.

113. Another major problem with the industry's approach to fund fee comparisons is that too much reliance is placed on basis points, and too little attention is given to dollars. Translating basis points to dollars vividly underscores our conclusion that fees in the mutual fund industry are excessive. Freeman-Brown's data showed the top 10% largest pension funds hold on average $1.55 billion in assets, with a 20 bps management fee ratio. Freeman & Brown, *supra* note 9, at 631 tbl.3, 638 tbl.6. For mutual funds, the top 10% in size have assets of $9.7 billion and a 50 bps fee level. *Id.* Many mutual funds are much bigger than pension funds, and so even minor differences in basis points are amplified. Fund managers are paid roughly fifteen times as much for managing the largest mutual funds compared to managers of the largest public equity pension fund portfolios. Contrast this reality with the ICI's contention, adopted by Coates-Hubbard, that fees charged by pension fund portfolio managers and mutual fund managers are "virtually identical." *See infra* note 117 and accompanying text.

114. Coates & Hubbard, *supra* note 11, at 185-86.

115. For example, in support of their claim that the fund industry is highly competitive, Coates-Hubbard makes much of the entry into the industry of twenty new sponsors between 1994-2004. *See id.* at 167-68. They fail to mention that, at the end of 2004, these new sponsors

accounted for less than 1% of the industry's $8.1 trillion in assets. *Compare id.* at 168 tbl.4 (showing that the twenty new sponsors have $77.7 billion in combined assets), *with* INV. CO. INST., 2005 INVESTMENT COMPANY FACT BOOK 102 tbl.44 (45th ed. 2005), *available at* http://www.ici.org/pdf/2005_factbook.pdf (showing that mutual fund assets in the U.S. totaled over $8.1 trillion at the end of 2004). The total assets accumulated by all funds offered by the twenty new sponsors cited by Coates-Hubbard added up to less than *one half* of the total assets held by a *single* mutual fund, the Growth Fund of America, in early 2007. *See* GROWTH FUND OF AM., SEMI-ANNUAL REPORT FOR THE SIX MONTHS ENDED FEBRUARY 28, 2007, at 10 (2007), *available at* http://www.americanfunds.com/pdf/mfgesr-905_gfas.pdf (showing net assets of over $165 billion). Contrary to Coates-Hubbard's claim of increasing competition, the very evidence they cite shows the industry is becoming more concentrated and less competitive over time. Indeed, Coates-Hubbard cites Herfindahl-Hirschman Index ("HHI") numbers in an effort to establish the industry is not concentrated. Coates & Hubbard, *supra* note 11, at 165 tbl.1. However, the cited data shows increasing concentration at the complex level. *Id.* Data generated by the ICI similarly shows increasing concentration between 1995-2006. Over those years, the percentage of industry assets held by the largest five, ten and twenty-five complexes increased in each case. *See* INV. CO. INST., 2007 INVESTMENT COMPANY FACT BOOK 17 fig.2.2 (47th ed. 2007), *available at* http://www.ici.org/pdf/2007_factbook.pdf.

Moreover, Coates-Hubbard ignores that the mutual fund industry features a marketplace segmented between load funds and no-load funds. *See* RICHARD J. TEWELES & EDWARD S. BRADLEY, THE STOCK MARKET 416-17 (7th ed. 1998). In the load fund segment, more than one half of the Morningstar fund categories—twenty-seven out of fifty-one—feature an HHI number higher than 1800, reflecting concentrated markets. *See* Dep't of Justice, The Herfindahl-Hirschman Index, http://www.usdoj.gov/atr/public/testimony/hhi.htm (last visited Mar. 31, 2008). Our calculations show another fifteen of the fifty-one Morningstar load fund categories feature HHI numbers between 1000 and 1800, reflecting "moderately concentrated" markets. *Id.* Only nine of the fifty-one load fund Morningstar categories have index numbers lower than 1000.

Coates-Hubbard is also wrong in presenting the fund industry as a paragon of price competition, brimming with price-conscious investors benefiting from the free market's tendency to drive prices down. In fact, competition in the fund industry is most aggressively manifested by fund sponsors paying money to fund retailers to compensate them for offering a given sponsor's shares. For example, the industry pays more than $2 billion per year in "revenue sharing," a shady practice called the fund industry's "dirty little secret," in order to encourage retailer loyalty and selling effort. *See* Freeman, *supra* note 3, at 792-96. Predictably, this behavior functions to drive prices up, for it consists of advisers extracting outsized fees to pay high distribution costs to win favor among fund retailers.

Contradicting the Coates-Hubbard price competition thesis are data showing that from 1970 to 2000, the expense ratios for the funds that are the most expensive for fund shareholders to buy, the load funds, more than doubled, whereas expense ratios declined for no-load funds. *See* Houge & Wellman, *supra* note 56, at 28 tbl.I. In the index fund area, where products are most similar, prices have been rising with the most expensive funds receiving the greatest market acceptance. *See* Edwin J. Elton et al., Are Investors Rational?: Choices Among Index Funds (Oct. 2002) (unpublished manuscript), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=340482.

The fact that the most expensive form of an identical market offering receives the greatest market acceptance contradicts the position that there is strong price competition in the is unfounded. While we agree that data with which to compare mutual fund fees to fees charged in the free market is not always pristine, objective fee benchmarks are available and illuminating.

D. The Sub-advisory Fee Argument Is a Sham

Careful analysis of the fund industry's sub-advisory fee argument defending the status quo exposes the flaws in this rationale. Mutual fund advisers sometimes delegate the task of managing their funds' portfolios to third parties. These third parties, called "sub-advisers," manage less than 20% of the fund industry's assets.[116] The ICI relies on fund cost data involving sub-advisers to support its position that fund portfolio management fees are "virtually identical" to those charged by pension funds.[117] Coates-Hubbard adopts the ICI argument, also using sub-advisory management contracts as a proxy for fund advisory fees.[118] Rather than supporting the industry's position, however, close inspection of fund sub-advisory contract dealings reveals additional disturbing evidence of price gouging in the fund industry.

For one thing, as noted above, sub-advisory contracts are used to manage only a minor fraction of the fund business. Further, in focusing on sub-advisory fees, critics ignore that fund managers (save Vanguard, discussed above) routinely add a hefty "premium" or "monitoring fee" to the sub-advisers' charge. True, the sub-adviser may charge only 30 bps for its investment advice, but the manager will then typically pad the bill, adding an additional twenty to thirty basis point "premium" before passing along the

marketplace. Under the Coates-Hubbard view, the most expensive funds ought to be redeemed out of existence, but this is not happening. In the fund industry, as between load funds and no-load funds, the load funds are the worst products at the point of sale because investors need to pay the load. Academic studies have shown that load funds are also proving to be the worst (i.e., most expensive) products for investors to own post-sale, because they tend to be cursed with the highest annual expense charges. *See, e.g.*, Daniel Bergstresser et al., *Assessing the Costs and Benefits of Brokers in the Mutual Fund Industry* 30 tbl.5 (Harvard Bus. Sch. Fin. Unit Research Paper Series, Working Paper No. 616981, 2007), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=616981 (noting the lack of evidence of buyer price-consciousness in the load fund marketplace where investors pay more to get the worst products). This phenomenon is not indicative of strong price competition.

116. *See* Matt Ackermann, *How Scandals May Change Playing Field for Subadvisers*, AM. BANKER, June 8, 2004, at 1, 9 ("Ten percent of the $5 trillion in long-term mutual fund assets . . . are subadvised, according to Financial Research."); *see also Oversight Hearing on Mutual Funds*, *supra* note 38, at 17 (testimony of Eliot L. Spitzer, N.Y. Att'y Gen.) (putting the number of sub-advised mutual funds at fewer than 20%). The ICI never quantified the extent to which sub-advisers are used in the mutual fund industry, noting only that "advisers of some mutual funds" use sub-advisers. *See* Collins, *supra* note 77, at 7.

117. Collins, *supra* note 77, at 7-8; ICI Press Release, *supra* note 109.

118. Coates & Hubbard, *supra* note 11, at 187.

advisory fee charge to fund shareholders.[119] In fact, overall fee levels for sub-advised funds are substantially higher than for funds managed in-house.[120] The effect of bill padding over sub-advisory services is huge. Table 4 below compares sub-advisory fees to the full, total amount of advisory fees actually charged by the advisers to their funds (sub-advisory fees plus the advisers' markups in the form of "monitoring" charges).[121]

TABLE 4

ADVISORY AND SUB-ADVISORY FEES FOR A SAMPLE OF SUB-ADVISED CAPTIVE EQUITY MUTUAL FUNDS – DECEMBER 2006

Fund Name	Morningstar Category	Assets 12/31/06 ($millions)	Advisory Fees (bps)	Sub-Advisory Fees (bps)	Difference	Sub Adviser
AXA Ent Growth	Large Growth	$1,107	73	21	52	Montag & Caldwell Inc.
Dreyfus Prem Alpha Gr	Large Growth	$1,313	75	25	50	Bear Stearns Asset Mgt
FBR Small Cap	Mid-Cap Growth	$1,050	90	46	44	Akre Capital Mgt, LLC
Hartford Div & Gr	Large Value	$3,596	64	14	50	Wellington Mgt, LLC
Ivy Cundill Global Val	Foreign Large Val	$976	96	48	48	Mackenzie Financial
Phoenix Mid-Cap Value	Mid-Cap Value	$541	75	48	27	Sasco Capital Inc
Pioneer Cullen Value	Large Value	$2,426	70	35	35	Cullen Capital Mgt LLC
RiverSource Value	Large Value	$403	67	29	38	Lord, Abbet & Co, LLC
STI Classic Agg GrSt	Large Growth	$324	110	62	48	Zevenbergen Cap Inv LLC
Touchstone Lg Cp Gr	Large Growth	$1,076	71	40	31	Navellier & Assoc,Inc.
USAA Aggressive Gro	Large Growth	$1,182	50	29	21	Marsico Capital Mgt,LLC
USAA Growth & Inc	Large Blend	$1,482	57	20	37	Loomis, Sales. L.P.
USAA Income Stock	Large Value	$2,383	50	13	37	GMO LLC
	Average	$1,372				
	Asset Weighted Averages		68	27	41	

119. *Oversight Hearing on Mutual Funds*, *supra* note 38, at 17 (testimony of Eliot L. Spitzer, N.Y. Att'y Gen.). As Spitzer noted:

> The [2003] ICI report used the amount charged by the sub-advisers without accounting for the premiums tacked on by the mutual funds and passed on to shareholders. The result is that even in mutual funds that are sub-advised, shareholders pay more for advisory services than the actual cost for that service incurred by the management company.

Id.

120. *See* Virginia Munger Kahn, *Investing: Mutual Fund Expertise, For Rent*, N.Y. TIMES, July 14, 2002, at B7 (reporting that actively managed funds with sub-advisers have an annual average expense ratio of 1.19 percent compared to 1.04 for funds managed directly by the fund's adviser).

121. The data is drawn from reports by Morningstar and Lipper Analytical.

Table 4 shows over $72 million annually in bill-padding by advisers of the listed sub-advised funds.[122] The sub-advisory fee data presented in Table 4 by no means exhausts the evidence reflecting inflation of overall advisory fees by fund managers who contract out the portfolio management function to sub-advisers.[123] Rather than support the industry's position that fund fees are fair, consideration of sub-advisory charges actually supports our thesis that mutual fund fees are grossly inflated and demonstrates how far conflicted fund managers have strayed from honest fiduciary principles.

There is another way to evaluate the industry's position that sub-advisory fees reflect the true cost of fund portfolio management. This way of testing the ICI/Coates-Hubbard thesis is to explore the ramifications of it being true as claimed that, on a weighted average basis, equity funds' portfolio investment management function actually costs only around 30 bps per year. The cost of all the rest of fund operations over and above the advisory function can readily be gauged. The weighted average expense ratio for the mutual fund industry's equity index funds is around 25 bps.[124] This is a telling figure, for it represents the true cost, on a weighted average basis, of performing all administrative and distribution services required to run a mutual fund with an

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122. Calculated by applying the 41 bps difference against the thirteen funds' $17.8 billion asset base.

123. For another example of advisory fee gouging despite the use of sub-advisers, consider this example involving sub-advisory services contracted out to Bernstein Investment Research and Management by Principal Management Corporation ("PMC"), the Principal Partners LargeCap Value Fund's investment manager:

ASSETS	MANAGEMENT FEES			OTHER FEES		
					Other	Total
(Millions)	*Bernstein*	*PMC*	*Total*	*12b-1 Fee*	Expenses	Expenses
10	0.600	0.150	0.750	0.910	0.850	2.510
50	0.470	0.280	0.750	0.910	0.850	2.510
100	0.385	0.365	0.750	0.910	0.850	2.510
500	0.245	0.506	0.750	0.910	0.850	2.510
1,000	0.222	0.528	0.750	0.910	0.850	2.510
5,000	0.204	0.546	0.750	0.910	0.850	2.510

SWENSEN, *supra* note 72, at 240 tbl. 8.7. Here, Bernstein is the sub-adviser, who bargained with PMC at arm's-length; PMC, the adviser, pads the bill. Note that Bernstein's management fees drop as the size of the fund increases, reflecting economies of scale. Note further that the savings realized by those economies of scale are diverted *completely* to PMC, which charges an escalated "management fee" to capture every last penny of savings.

124. *See* KARCESKI ET AL., *supra* note 32, at 16 tbl.2. Other data confirms a mutual fund can be organized and run on a total expense budget of less than 25 bps per year. The data from another source shows the weighted average annual expense ratio for no-load equity mutual funds during 1995-2004 to be a mere 19 bps. Houge & Wellman, *supra* note 56, at 28.

equity portfolio.[125] Stated differently, the only essential cost component missing for index funds, and present for actively managed funds, is portfolio management. If the average cost of advisory services approximates 30 bps, then the weighted average cost of the typical actively managed equity mutual fund ought to be around 55 bps (i.e., 30 bps for management plus 25 bps for everything else). Instead, for actively managed equity funds it is more than twice that—112 bps.[126]

The difference between the all-in cost of running an equity index mutual fund (25 bps) and the cost of running a typical managed equity fund (112 bps) thus is 87 bps. Adjusting that net number downward by 25 bps to account for so-called 12b-1 fees that many (but by no means all) actively-managed equity funds charge that index funds typically do not, still leaves a difference of 62 bps,[127] a number in line with the 59 bps average advisory fee for the industry's 500 largest actively managed equity funds noted earlier.[128]

The 62 bps number logically reflects the cost of portfolio advisory services, since advisory services are the only expenses (save 12b-1 fees, which we have already adjusted for in the preceding paragraph) that actively managed equity funds usually bear that equity index funds, as a rule, do not pay.[129] The 62 bps

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125. "Index funds, after all, actually are mutual funds." Freeman, *supra* note 3, at 773. Index funds lack advisory fees because they are not actively managed, but that is all they lack. Thus,

> [t]hey have shares, daily pricing, boards of directors, SEC regulatory requirements, prospectuses, 800 numbers, shareholder reports, etc. Fund sponsors set them up to make a profit for themselves, so profit to the sponsor is included, too, in the all-in cost of 25 [bps].

Id. at 773-74.

126. *See* KARCESKI ET AL., *supra* note 32, at 16 tbl.2. The difference between the 112 bps expense ratio noted here and the 91 bps expense ratios for mutual funds generally cited earlier, *supra* notes 31, 56 and accompanying text, is easily explained. Equity mutual funds tend to be more expensive to manage in comparison to other funds, such as bond funds and money market funds. *See* Chester S. Spatt, Chief Economist & Dir., Sec. Exch. Comm'n, Address to the Pennsylvania Association of Public Employee Retirement Systems (Apr. 12, 2007), *transcript available at* http://www.sec.gov/news/speech/2007/spch041207css.htm (noting that "equity portfolios often are more expensive to manage than fixed-rate accounts"). So an average of expense ratios in the fund industry as a whole will always be lower than the average expense ratio for the equity fund segment. Likewise easily explained is the difference between the 112 bps number and the results in Figure 4 suggesting lower expenses. Figure 4 reflects only advisory fee costs, not total expense ratios, which also include, *inter alia*, administrative and distribution costs.

127. Freeman-Brown found the weighted average advisory fee for equity funds was around 56 bps. *See* Freeman & Brown, *supra* note 9, at 631 tbl.3.

128. *See supra* text accompanying note 56.

129. No index fund pays any substantial portfolio advisory fee, since there is no active management. Most index funds do not charge 12b-1 fees, but some do. *See* Shauna Croome-

number is more than *double* the fee the ICI represents and Coates-Hubbard accepts[130] as the true cost of managing equity mutual fund portfolios, namely, around 30 bps. The roughly 30 bps gap between the typical advisory fee for managed equity mutual funds and the sub-advisors' typical fee of around 30 bps cannot be explained by the presence of hidden non-advisory expense items being imbedded in the advisory fee.[131] Rather, it confirms that mutual fund directors are grossly overpaying for fund advisory services, and gives some idea of the enormity of fund advisors' advisory profits.

E. High Fees Drive Advisers' Profitability and Stock Market Performance

A final problem with Coates-Hubbard's defense of the status quo for fund industry fee levels is that truly competitive pricing and fee levels ought to yield net financial returns for fund sponsors' traded stocks in line with the market generally. Instead, as one industry insider admitted on the record, fund sponsors preside over what is, for them, an "enormously profitable industry."[132] The fund management business is enormously profitable because of rampant fee gouging. To credibly advance the contrary position, Coates-Hubbard needs to demonstrate the cause for the outsized financial returns

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Carther, *You Can't Judge an Index Fund by Its Cover*, INVESTOPEDIA, June 11, 2003, http://www.investopedia.com/articles/mutualfund/03/061103.asp.

130. *See* Coates & Hubbard, *supra* note 11, at 187; Collins, *supra* note 77, at 8.

131. In so many words, this is the position taken by the ICI and adopted by Coates-Hubbard. *See supra* notes 90, 104 and accompanying text. The ICI contends, and Coates-Hubbard implies, that sub-advisory costs represent the true cost of providing portfolio management advice to mutual funds, with the difference between average fund sub-advisory costs (around 30 bps) and average advisory fees (around 60 bps) being explained by hidden non-advisory expenses buried in the advisory fee and not reported separately. *See generally* Coates & Hubbard, *supra* note 11; Collins, *supra* note 77. Keep in mind that major administrative expenses (custodial, transfer agent, printing, etc.), when separately itemized, total only 21 bps on average. Freeman & Brown, *supra* note 9, at 624 tbl.2. So, in order for the ICI and Coates-Hubbard to be correct in arguing that hidden expenses explain the difference between fund advisory fees on the one hand, and fund sub-advisory and pension advisory fees on the other, there would have to be about 30 bps of *additional* administrative costs in fund advisory fees, more than the average total level of identified and scheduled administrative fees reported by mutual funds to the SEC. This assumption simply is not credible. It is absurd to contend that, over and above a mutual fund's major scheduled administrative cost items, there are super-secret administrative costs that are too minor to mention separately yet systematically swamp those administrative costs that are itemized and disclosed. If this kind of financial misrepresentation were occurring, it would make funds' income statements materially misleading and the prospectuses presenting them actionable under section 11 of the Securities Act of 1933, 15 U.S.C. § 77k (2000).

132. Sec. Exch. Comm'n Historical Soc'y, *supra* note 8, at 33 (remarks of Joel Goldberg, former Director of Investment Management, Securities and Exchange Commission).

generated by sponsors' companies, other than extremely high revenue levels, consistent with a monopolistic industry.[133]

IV. The Regulatory Framework Is Broken

Profitability at the levels encountered in the fund sponsor business is unheard of in regulated industries.[134] This makes the stock market performance of mutual fund managers all the more stunning for, in all of corporate finance, no securities issuers are subject to more intensive regulation than mutual funds.[135] Statutes, regulations, and decisions all have failed to rein in excessive fees. The question is, why?

The SEC surely deserves part of the blame. As the mutual fund marketplace's resident enforcement chief, the SEC talks a good game. For example, speaking of mutual funds costs, the Commission has proclaimed:

> While we can all applaud fair and reasonable fees, we think the best way to ensure them is a marketplace of vigorous, independent, and diligent mutual fund boards coupled with fully-informed investors who are armed with complete, easy-to-digest disclosure about the fees paid and the services rendered.[136]

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133. We showed earlier in Table 1, *supra*, that the market returns for five large publicly traded fund sponsors averaged 26.1% compared to an average return of 12.4% over matched periods for the S&P 500. As explained *supra* in note 28, a capitalization-weighted index of the universe of publicly traded fund sponsors (twenty-nine firms) had a compound average annual return of 27.8% from 1982-2006. A $100 investment in an index consisting of the universe of publicly traded fund sponsors starting in 1982 would have grown to over $46,000 by the end of 2006; the same money invested in the S&P 500 index over that period would have grown to $2300.

134. For example, public utilities, the paradigmatic regulated industry, have profit margins around 7.67%. *See* Utilities Sector - Yahoo! Finance Industry Browser, http://biz.yahoo.com/p/9qpmu.html (last visited Feb. 25, 2008). In contrast, profit margins for the asset management industry are over 17%. *See* Financial Sector - Yahoo! Finance Industry Browser, http://biz.yahoo.com/p/4qpmu.html (last visited Feb. 25, 2008). Some mutual fund sponsors boast profit margins that are far higher. Indeed, Bernstein lists a profit margin of 90%. *See* Yahoo! Finance Asset Management Industry Company List, http://biz.yahoo.com/p/422qpmd.html (last visited Feb. 25, 2008). That profit margin is more than eleven times higher than the typical profit margin for public utilities.

135. *See supra* note 6 and accompanying text.

136. Press Release, Sec. Exch. Comm'n, Alliance Capital Management Will Pay Record $250 Million and Make Significant Governance and Compliance Reforms to Settle SEC Charges (Dec. 18, 2003) [hereinafter SEC Press Release], *available at* http://www.sec.gov/news/press/2003-176.htm.

Even so, the SEC has failed to use its significant regulatory and enforcement power to make the "fair and reasonable fees" it talks about a reality.[137] As we have shown, "fair and reasonable" are not how an honest person would describe portfolio advisory fees charged, outside the Vanguard Group. Nor does one find compelling evidence that the fund marketplace is policed by "vigorous, independent, and diligent mutual fund boards."[138] Indeed, investor Warren Buffett has ridiculed directors for exhibiting "zombie-like" behavior "that makes a mockery of stewardship."[139] Yet, to date, the SEC has not brought a single action under Investment Company Act section 36(b) attacking fund portfolio management fees for being excessive.

The SEC has also failed mutual fund investors by not requiring mutual funds to supply investors with "complete, easy-to-digest disclosure" information, with clearly defined and segregated advisory costs.[140] This regulatory failure provides cover for those like Coates-Hubbard and the ICI who argue against the comparability of fund pricing data.[141] The agency's condonation of incomplete and inadequate expense disclosures subverts market forces and undermines fundamental purpose of ensuring full and fair disclosure.[142] By failing to insist on uniform expense categories and detailed disclosure of cost items, the SEC has played into the hands of fund sponsors who have no interest in seeing unfair pricing practices exposed or price competition flourishing.[143]

Congress, too, has not been solicitous of mutual fund investors, which is particularly noteworthy since members of Congress themselves are allowed to

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137. *Id.*

138. *Id.*

139. BERKSHIRE HATHAWAY INC., 2002 ANNUAL REPORT 17-18 (2003), *available at* http://www.berkshirehathaway.com/2002ar/2002ar.pdf.

140. *See supra* note 89.

141. Coates & Hubbard, *supra* note 11, at 185-86.

142. Henry T.C. Hu, *Faith and Magic: Investor Beliefs and Government Neutrality*, 78 TEX. L. REV. 777, 838 (2000) ("The specific philosophy governing the establishment of the SEC is . . . that the SEC should ensure that companies provide full and fair disclosure . . . .").

143. We agree with Coates-Hubbard that fee discrepancies can affect investors' purchasing patterns and can have a "material impact on advisers." Coates & Hubbard, *supra* note 11, at 212. But for the data to inform accurately, it needs to be uniform, complete, and clearly presented. This is not the case today. As one industry observer has complained, "Mutual funds have constructed a system where the costs are practically invisible." *Mutual Fund Industry Practices and Their Effect on Individual Investors: Hearing Before the Subcomm. on Capital Mkts., Ins., and Gov't Sponsored Enters. of the H. Comm. on Fin. Servs.*, 108th Cong. 157 (2003) (prepared statement of Gary Gensler, former Undersecretary for Domestic Finance, Dep't of the Treasury), *available at* http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=108_house_hearings&docid=f:87798.pdf. An industry where costs are "practically invisible" is an industry where price competition is disadvantaged.

invest for their retirements in mutual fund-like entities operated for federal employees under the Thrift Savings Plan, similar to private 401(k) plans.[144] These index fund investments feature expense ratios of 11 bps or less, far less than the expense ratio's paid by virtually all mutual fund investors in the private sector.[145] When it comes to policing investment company expenses, Congress does a good job, so long as its members and their fellow federal employees are the purchasing investors. For the public at large, congressional indifference is palpable. Lacking sufficient protection from the SEC or from the halls of Congress, investors are left to obtain relief from excessive fees in federal courts. It is to these court actions to which we now turn.

A. Introduction to the Federal Fiduciary Duty Scheme

Analysis of fiduciary duty law applicable to mutual fund managers starts simply. The focus is on one statute, section 36(b) of the Investment Company Act ("ICA").[146] Section 36(b) was enacted in 1970. Between the ICA's 1940 enactment and 36(b)'s inclusion in 1970, the ICA lacked any "mechanism by which the fairness of management contracts could be tested in court."[147] Congress' decision to add section 36(b) was based on evidence generated by the SEC's PPI study that economies of scale stemming from booming growth in mutual fund assets in the 1950s and 1960s were not being fairly shared with fund shareholders.[148] The express civil liability provision was added as a tribute to the congressional finding that "the forces of arm's-length bargaining [did] not work in the mutual fund industry in the same manner as they [did] in other sectors of the American economy."[149] Section 36(b) provides, inter alia, that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services," and it empowers security holders to bring civil actions if investment advisers breach their fiduciary duties "in respect of such compensation or payments paid."[150]

Before the ICA was amended in 1970, mutual fund fees were evaluated pursuant to the "waste test" applied by state courts. The waste test is notoriously difficult to satisfy, requiring the plaintiff to show the challenged transaction was one that no reasonable person could view as representing "a

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144. The federal retirement investment vehicle is discussed in *Oversight Hearing on Mutual Funds*, *supra* note 38, at 2 (opening statement of Sen. Peter G. Fitzgerald).
145. *Id.*
146. 15 U.S.C. § 80a-35(b) (2000).
147. S. REP. NO. 91-184, at 5 (1970), *as reprinted in* 1970 U.S.C.C.A.N. 4897, 4901.
148. PPI STUDY, *supra* note 9, at 10-12.
149. S. REP. NO. 91-184, at 5.
150. 15 U.S.C. § 80a-35(b).

fair exchange."[151] To win a state court waste case, moreover, all the defendant needed to show was that "any reasonable person might conclude that the deal made sense."[152] In enacting section 36(b), Congress recognized that the stiff burden imposed by the waste test was too demanding and, critically, sought to craft a "plaintiff-friendly" statute to lower the burden.[153] Specifically, Congress determined that, because "marketplace forces are not likely to operate as effectively," in the mutual fund industry, the corporate waste test was "unduly restrictive" and needed to be relaxed.[154] Yet, despite its promise, section 36(b), as interpreted and applied by the federal courts, has not served its intended purpose.

B. Fund Shareholders' Nemesis: The Gartenberg *Standards*

1. Introduction to the Gartenberg *Ruling*

Congress was not alone in noting the pervasiveness of conflicts throughout mutual fund management and the need for a way to counterbalance those conflicts. The United States Supreme Court also has recognized the crucial flaw in the industry's peculiar governance structure.[155] While seeing and understanding a problem is one thing, fixing it is something else.

Just as one statute, ICA section 36(b), set the key fiduciary standard applicable to mutual fund compensation, one case has set the standard for how section 36(b) is interpreted and applied. *Gartenberg v. Merrill Lynch Asset*

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151. Steiner v. Meyerson, Civ. A. No. 13139, 1995 WL 441999, at *1 (Del. Ch. July 19, 1995).

152. *Id.*

153. Green v. Fund Asset Mgmt., L.P., 245 F.3d 214, 229 (3d Cir. 2001). In *Green*, the Third Circuit recognized the congressional intent for section 36(b) claims to be treated more leniently than excessive compensation claims would be treated under state law. *Id.* at 28-29.

154. S. REP. NO. 91-184, at 5.

155. In *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984), the Supreme Court pointed out that within the fund industry, advisers typically do not compete by endeavoring to sell advisory services to existing funds. Rather, they create their own clients by forming mutual funds, setting up the funds' boards of directors, and then contracting with the boards to sell services to the captive client funds. The Supreme Court took notice that fund advisers typically established the mutual fund and frequently control the boards of directors with whom the advisers then sells services under annually approved advisory contracts. *See id.* at 536 ("Unlike most corporations, [a mutual fund] is typically created and managed by a pre-existing external organization known as an investment adviser . . . [that] often selects affiliated persons to serve on the [fund's] board of directors . . . ." (citation omitted)). Earlier, in *Burks v. Lasker*, the Court noted that, because self-dealing is ingrained in the adviser-fund relationship from its inception, "[t]he relationship between investment advisers and mutual funds is fraught with potential conflicts of interest." 441 U.S. 471, 480-81 (1979) (quoting Galfand v. Chestnutt Corp., 545 F.2d 807, 808 (2d Cir. 1976)) (alteration in original).

Management, Inc.,[156] decided on appeal in 1982, is still the leading section 36(b) case decided to date.[157]

Gartenberg was the first major fund industry fee case tried to a verdict. The trial judge, Milton Pollack, set a very high proof threshold,[158] and the Second Circuit's affirmance entrenched the "*Gartenberg* factors" as the principal yardstick for section 36(b) mutual fund fee litigation.[159] The *Gartenberg* factors have destroyed the promise held out by Congress in 1970 when it presented section 36(b) to fund shareholders as a fiduciary duty enforcement weapon. Despite stratospheric fees and resultant adviser profitability, to date, no complaining shareholder has ever won a lawsuit contesting mutual fund fee payouts under section 36(b).

A central point of this article is that the *Gartenberg* factors are passé. They were of limited use originally, but today they are of no use at all. Part of the reason why *Gartenberg* sets a failed standard for judging fiduciary duty breaches lies in the case's unique circumstances. Understanding *Gartenberg* requires an understanding of the economic times and the factual setting in which the case arose.

Gartenberg was a money market fund excessive fee case. The fund in question was Merrill Lynch's Ready Asset Trust. In late 1981 when the district court case was decided, the Merrill Lunch fund was "by far the largest

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156. 694 F.2d 923 (2d Cir. 1982). The U.S. District Court for the Southern District of New York decided the verdict in *Gartenberg* the year before. *See* Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038 (S.D.N.Y. 1981).

157. *See* Jeffrey S. Puretz, *Recent Developments for Mutual Funds and Fund Advisers, in* LIFE INS. CO. PRODS. 475, 532 (A.L.I.-A.B.A. Continuing Legal Educ. ed., 2006), *available at* Westlaw, SM039 ALI-ABA 475 (noting *Gartenberg* "was for many years followed by every court in reported decisions"). Numerous decisions endorsed *Gartneberg*. *See, e.g.*, *In re* Eaton Vance Mut. Funds Fee Litig., 380 F. Supp. 2d 222 (S.D.N.Y. 2005), *aff'd sub nom.* Bellikoff v. Eaton Vance Corp., 481 F.3d 110 (2d Cir. 2007); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd*, 928 F.2d 590 (2d Cir. 1991); Meyer v. Oppenheimer Mgmt. Corp., 715 F. Supp. 574 (S.D.N.Y. 1989), *aff'd*, 895 F.2d 861 (2d Cir. 1990); Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 493-94 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 973-74 n.38 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987). For a more complete listing of cases adopting *Gartneberg*, see James N. Benedict et al., *Recent Developments in Litigation Under the Investment Company Act of 1940, in* CORPORATE LAW AND PRACTICE COURSE HANDBOOK SERIES 571, 578 (Practising L. Inst. ed., 2003), *available at* Westlaw, 1373 PLI/Corp 571.

158. *See Gartenberg*, 528 F. Supp. 1038.

159. Very few fee cases have ever gone to trial on the merits. The first one that did post-*Gartenberg* was *Schuyt*, 663 F. Supp. 962. Like *Gartenberg*, *Schuyt* concerned a challenge to advisory fees charged for managing a money market fund. *Id.* And like *Gartenberg*, *Schuyt* was brought and decided in the Southern District of New York. *Id.* Other cases have also been won after trial by fund sponsors. *See Kalish*, 742 F. Supp. 1222; *Meyer*, 715 F. Supp. 574; *Krinsk*, 715 F. Supp. 472.

money market fund in existence,"[160] having exploded from $100 million in assets to over $19 billion "in just a few years."[161] Plaintiffs challenged as excessive the advisory fee paid to Merrill Lynch by its fast-growing money market fund.[162] Making the facts in *Gartenberg* distinctly different from those in modern fund fee cases was the fact that the Ready Asset fund was integrated into Merrill Lynch's sprawling branch office system. The fund had over 1.1 million shareholders,[163] and thousands of account executives were on hand at over 400 local offices to aid in processing and administering the 30,000-plus share orders received daily.[164] The orders were handled by the sales force "without any commission," leading to vexing cost accounting issues and considerable uncertainty over how much Merrill Lynch was paying for shareholder servicing and how much it was making as the fund's sponsor. Depending on how the numbers were crunched, and by whom, the fund's manager in 1980 either lost money or enjoyed an enviable profit margin exceeding 38%.[165]

2. Evaluating Fiduciary Breaches Under Gartenberg

The district court commenced its fiduciary duty analysis by acknowledging that under section 36(b), the adviser's conduct is to "be governed by the 'duty of uncompromising fidelity' and 'undivided loyalty.'"[166] The adviser must function "with an eye single to the best interests of the beneficiaries."[167] The

160. *Gartenberg*, 528 F. Supp. at 1042.

161. *Id.*

162. *Gartenberg*, 694 F.2d at 925.

163. *Gartenberg*, 528 F. Supp. at 1040.

164. *Id.* at 1041.

165. *Gartenberg*, 694 F.2d at 926. In 1980, the fund's assets exceeded $11 billion and generated a management fee of $33 million. *Id.* The defense's contention that managing the fund was unprofitable was premised on viewing the work of the Merrill Lynch brokers writing the ticket for the money market fund order as a loss item. The defense ignored the fact that the broker writing that ticket typically made a commission on the other side of that order, either purchasing stocks paid for out of the money market fund, or selling stocks generating cash to be deposited into the fund. Though the stock market side of Ready Assets transactions were enormously profitable to Merrill Lynch and its sales force, those benefits were ignored by the district court, which found: "[A]ny study of the benefits to Merrill Lynch as a result of the Fund's existence would be difficult, time-consuming and expensive, and probably entirely inconclusive, even if all of the logical problems could be resolved." *Gartenberg*, 528 F. Supp. at 1056. The court of appeals rejected the notion that estimating Merrill Lynch's fall-out benefits was impossible but found those benefits could not be considered because the plaintiffs never proved what they were. *Gartenberg*, 694 F.2d at 932.

166. *Gartenberg*, 528 F. Supp. at 1047 (citing Galfand v. Chestnutt, 545 F.2d 807, 809, 811 (2d Cir. 1976)).

167. *Id.* (citing Rosenfeld v. Black, 445 F.2d 1337, 1342 (2d Cir. 1971)).

court also found that candor and fair dealing are mandatory when the adviser deals with the fund over fees.[168] Distilled down, the district court held: "The essence of the [fiduciary duty] test is whether or not under all the circumstances the transaction carries the earmarks of an arm's length bargain."[169] The foregoing pronouncements are unexceptionable and consistent with section 36(b)'s plain language and legislative intent.

The trial court then held that section 36(b) requires proof of unfairness, giving due consideration to the "nature, quality and extent" of the services rendered to the fund in relation to the fee paid[170] plus "the money market fund industry practice and level of management fees."[171] This latter consideration was a problem. In suggesting that fund industry practices or fee levels provide useful standards for evaluating fees, the court did investors a massive disservice. Section 36(b) was created *precisely* because the fund industry's uniquely conflicted governance system could not be trusted to deliver fair pricing. Evaluating no-bid contract prices against other no-bid contract prices is futile. The lower court properly proclaimed: "The market price—freely available and competitively set—serves as a standard to test the fairness of the investment advisory fee . . . ."[172] Nonetheless, the lower court improperly permitted Merrill Lynch to defend its fees in reference to other similarly-tainted transactions, failing to recognize that, because of the conflicts described in Part I, mutual fund fees are not "competitively set" and thus are ineffective guideposts for use in judging arm's-length bargaining or pricing fairness.

On appeal, the plaintiffs in *Gartenberg* tried to convince the appellate court that the lower court's fairness standard tied to a "market price . . . freely available and competitively set"[173] sounded reasonable but bore no relationship to fund market reality.[174] The Second Circuit evidently recognized the no-bid nature of fund industry pricing, pointing to "the existence in most cases of an *unseverable relationship* between the adviser-manager and the fund it services."[175] But the appellate court nevertheless rejected the plaintiffs' contentions. The court held that, in a section 36(b) fee case, the plaintiff must

168. Specifically, the court noted that "it is well settled that the investment adviser owes a duty of full disclosure to the trustees and shareholders of the Fund. And even when full disclosure has been made, the courts must subject the transaction to rigorous scrutiny for fairness." *Id.* (citations omitted) (internal quotation marks omitted).

169. *Id.* (quoting Pepper v. Litton, 308 U.S. 295, 306-07 (1939)).

170. *Id.*

171. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 927 (2d Cir. 1982).

172. *Gartenberg*, 528 F. Supp. at 1067.

173. *Id.*

174. *Gartenberg*, 694 F.2d at 929.

175. *Id.* (emphasis added).

demonstrate that "the adviser-manager [charges] a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[176] Whether it did so deliberately, the appellate court imported into section 36(b) actions a de facto waste requirement, precisely the proof threshold Congress sought to eliminate by drafting section 36(b) in the first place.

This important substantive ruling was paired with an equally important and devastating evidentiary finding. The Second Circuit rejected the plaintiffs' contention that comparisons with fees charged pension plans were a worthy "criterion for determining fair advisory fees for money market funds."[177] According to the court, pension funds do not "face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days."[178] As discussed below, the *Gartenberg* court's greatest failing was its refusal to accept that the pricing of investment advisory services offered in the free market provides a legitimate and helpful guidepost for evaluating such services in the fund market.

There are three reasons why the court's refusal to consider this comparative data made no sense. First, the cost of servicing accounts—of handling purchases and redemptions—is an administrative cost, not a cost associated with the portfolio management. The focus in fund fee cases belongs on the portfolio advisory function, not on administrative matters. Administrative costs need to be—and almost always are—broken out and accounted for separately. Second, if the defense's position was that the advisory function was made more expensive by having to adjust for inflows and outflows of cash, then the extra labor and the cost thereof should have been isolated and used as a variable to justify an increase (very likely slight)[179] in mutual fund portfolio management pricing. The key is that the extra cost item needed to be identified and quantified; it needed to be proved. The third reason why

176. *Id.* at 928.

177. *Id.* at 930 n.3.

178. *Id.*

179. The so-called liquidity factor was alluded to by the Second Circuit in *Gartenberg* when it referred to fund managers having to deal with "the myriad of daily purchases and redemptions" by fund shareholders. *Id.* As we have seen, the alleged liquidity factor is a bogus justification for differentiating fund advisory fees from those charged for managing pension assets. The factor has been talked about but has never been quantified, and there is some evidence it does not exist at all. *See supra* notes 105-12 and accompanying text. It is thus absurd to bar use of pension fee comparisons based on a supposedly special, distinctive mutual fund cost factor that has never been quantified. Moreover, if the elusive "liquidity factor" ever were identified and quantified, all anyone making fee comparisons using non-fund data would need to do is adjust for it.

Gartenberg erred in excluding comparative free market data has to do with a basic statistical concept. Missing from the court's analysis is recognition of the law of large numbers,[180] the statistical concept that guarantees a money fund manager's investment job is not made dramatically more difficult by constant inflows and outflows caused by individual trades.[181] Contrary to the court of appeals' analysis, a mutual fund portfolio manager, like the pension fund portfolio adviser, confronts each day a single net dollar inflow or outflow number calling for investment decision-making.[182] The *Gartenberg* court made a mistake in refusing to admit comparative free market data—a mistake that freed fund sponsors' advisory fees from the searching scrutiny Congress wanted.

3. The Gartenberg *Factors, and Why They Stack the Deck Against Fund Shareholders*

Rather than permit the introduction of real free market data in the form of pension fund fee advisory fee evidence, the court enumerated the following six factors, today commonly known as "the *Gartenberg* factors,"[183] to be weighed in determining fee disproportionality: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the adviser; (3) economies of scale; (4) comparative fee structures;[184] (5) fallout benefits (i.e., indirect profits

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180. In the investment context:

> [T]he law of large numbers suggests that institutional funds need to trade . . . far less often than individuals do. Institutions represent ever-changing pools of individual investors. So long as new investors buy in at roughly the same rate that old investors redeem their interests . . . the fund can meet individuals' liquidity needs without buying or selling assets. Liquidity buying and selling is only necessary for institutions when large numbers of individuals simultaneously either put money into, or draw money out of, the fund.

Lynn A. Stout, *Are Stock Markets Costly Casinos?: Disagreement, Market Failure, and Securities Regulation*, 81 VA. L. REV. 611, 665 n.171 (1995). To state the law of large numbers more precisely, the mean of a sample approaches the expected value of a sample size as the sample size tends toward infinity—the difference between the sample's mean and the expected value shrinks as the size of the sample gets larger. *See* Jeffrey D. Blume & Richard M. Royall, *Illustrating the Law of Large Numbers (and Confidence Intervals)*, AM. STATISTICIAN, Feb. 2003, at 51.

181. It is relatively certain that the court received no such information. Admissible evidence about pension fund advisory fees, and a full explanation why that evidence is probative, apparently was not submitted to the lower court for its consideration.

182. This is so for money market funds as well.

183. *See, e.g.*, Benedict et al., *supra* note 157, at 578 (discussing various 36(b) cases in light of holdings on the "*Gartenberg* factors").

184. Historically, this factor called for analysis of fees and expense ratios of other similar mutual funds. In light of SEC rulemaking, *see infra* notes 237-41 and accompanying text, today, mutual funds must reveal if the board considered the fees charged by the adviser to other

derived by the adviser as an outgrowth of its control position); and (6) the care and conscientiousness of the fund directors.[185] By relying on the above six factors to determine disproportionality, rather than real free market data (from Vanguard, pension funds, separate accounts, or the like), *Gartenberg* and its progeny demand that fund shareholders, bold enough to launch fiduciary duty attacks, build their cases largely out of data that is always skewed, often hidden, and, if found, invariably subject to ferocious disputes in subjective interpretation.

We begin with factor 2, the fund's profitability to the adviser. "Profitability is one of the most difficult factors to analyze in reviewing an advisory contract."[186] Profitability is difficult to calculate, for starters, because it is tough to obtain the raw data necessary to make the calculations. For instance, to calculate profits, one must first look to the adviser's cost of servicing the fund, data mutual funds jealously guard. Indeed, some years ago, the SEC's Chief Economist was asked about seeking to collect industry-wide data on fund advisory firms' revenue, costs, and profitability. He responded: "As to your suggestion that the SEC's Chief Economist do a revenue/cost/profit study, I know I'd be interested, but I don't think the industry would oblige us."[187] To even start a profitability analysis, a plaintiff must marshal evidence the SEC itself does not have and says it cannot obtain.[188] Exacerbating the difficulties, uniform expense categories and accounting methodologies do not exist, as the SEC staff's inability to analyze portfolio management costs, discussed further *infra*, shows.[189]

Next, even if the raw data is found, profitability calculations involve cost allocation issues that are subject to dispute, and there is no universally accepted methodology for making the analysis. This means that, in practice, profitability is bitterly contested. Recall that in *Gartenberg*, the experts' analysis of the advisers' profitability left the court in doubt whether the adviser had enjoyed a lush profit margin in 1980 of 38% or more or had suffered a

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non-mutual fund clients and if not, why not. The SEC rulemaking, we (and others) contend, brings comparative free market data into play under the *Gartenberg* test. *See* Laurin Blumenthal Kleiman & Carla G. Teodoro, *Forming, Organizing and Operating a Mutual Fund: Legal and Practical Considerations*, *in* THE ABCS OF MUTUAL FUNDS 2007, at 9, 31 & n.32 (Practising L. Inst. ed., 2007), *available at* Westlaw, 1612 PLI/Corp 9 (suggesting that comparative data cannot be ignored by boards in light of the SEC's rulemaking).

185. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929-30 (2d Cir. 1982).

186. Am. Bar Ass'n, *Fund Director's Guidebook*, 52 BUS. LAW. 229, 250 (1996).

187. Letter from Erik Sirri, Chief Economist, Sec. Exch. Comm'n, to John C. Bogle, Chairman, The Vanguard Group (Mar. 23, 1999) (on file with the authors).

188. The SEC has also announced that it is unable to evaluate economies of scale in the fund industry because the data is lacking. *See infra* notes 205-07 and accompanying text.

189. *See infra* notes 205-07 and accompanying text.

loss.[190] In another Merrill Lynch-related fund case brought under section 36(b), the plaintiff's expert testified that, in a given year, Merrill Lynch's Cash Management Account generated pre-tax profits of $47.5 million and a pre-tax return on revenues of 28.5%.[191] For the same period, Merrill Lynch's chief expert reported a loss of $77 million and a *negative* profitability of 55.8%.[192] Over a three-year period, plaintiff's expert determined average annual profitability of the fee contract to the adviser was 40.4%; the defense expert's estimate was an annual return of *minus* 32.7%.[193] After disparaging both sides' presentations on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%."[194] In other words, all the parties' efforts, complete with expert reports and testimony, left the court clueless when gauging the adviser's profitability over the period in question. Likewise, in another fee case, the court found that calculating the adviser's cost of servicing the captive fund was a "virtually impossible task."[195] Given that profitability data is hidden, subject to fierce dispute once found, and next to impossible for courts to analyze, it is unclear what is gained by making proof about the adviser's profitability a criterion for recovery in cases attacking advisory fees.

Factor 3, economies of scale, is no less vexing. It is common knowledge that, as one fund industry pioneer has stated, "the economies of scale in fund operations are truly staggering."[196] The reason for this, according to one fund industry insider, is that "[t]he marginal costs of managing increasing dollars is minimal."[197]

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190. *Gartenberg*, 694 F.2d at 926.

191. Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 489 (S.D.N.Y. 1988) (showing estimated profits and profitability percentages in a table comparing three studies), *aff'd*, 875 F.2d 404 (2d Cir. 1989)

192. *Id.* (showing a table containing data from Merrill Lynch's expert).

193. *Id.* at 494.

194. *Id.* According to the plaintiffs, Merrill Lynch's average annual profitability for 1984 to 1986 was 40.4%; the defendants' expert estimated average profitability for the same period to be -32.7%. *Id.*

195. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 978 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987). The same court held that the fund adviser's profit did not need to be disclosed to investors because profitability was not a material fact, *id.* at 990, even though the adviser's pretax profit margin was colossal, exceeding 77%. *Id.* at 977. If it is true that the adviser's profitability is not an important fact for plaintiffs to know about, then it follows shareholders should not be required to assemble and present profitability data in order to win fee cases.

196. Bogle, *supra* note 42, at 417.

197. Kahn, *supra* note 120, at B7 (quoting Jeffrey S. Molitor, Dir. of Portfolio Review, Vanguard Group).

There is no shortage of proof that economies of scale exist. In Part III, we show in Figure 3 and Tables 2 and 3 how Vanguard harnesses economies of scale to save its investors millions annually. Freeman-Brown found that advisory fees dropped sharply in the public pension marketplace as the pension funds' asset size increased.[198] Likewise, fund adviser Franklin Resource's tremendous success as a growth stock has been fueled by its ability to benefit from the economies of scale available as the size of fund assets under management grows. As Greg Johnson, CEO of Franklin Resources, explained: "We benefit from economies of scale. . . . As our asset base grows, the cost of servicing our shareholders does not grow proportionately."[199] Johnson's admission that economies of scale benefit the fund adviser tremendously comes as no surprise. Economies of scale obviously exist and are there to be realized.

And of course this makes sense. It is not that much harder to manage $1 billion than $100 million. Regardless of the size of the fund, one must evaluate and buy portfolio investments; the bigger the fund, the more shares you buy. Yet if one charged 2% to manage the $100 million fund, he would make $2 million annually, and to manage the $1 billion fund, he would make ten times as much. Recognizing this, pension managers insist that fees drop sharply as assets under management grow.[200] Vanguard's board does the same.[201] Outside the Vanguard Group, however, advisory fee levels fall little as funds' asset size skyrockets.[202]

Knowing that fund advisers exploit "staggering" economies of scale which are not being fairly shared with captive funds is one thing.[203] Proving it in a court of law is something different entirely. To prove factor 3—that economies of scale generated by fund asset growth have been converted into

198. Freeman & Brown, *supra* note 9, at 632.

199. John Eckhouse, *Franklin Wins Again*, S.F. CHRON., Apr. 20, 1992, at D6.

200. Freeman & Brown, *supra* note 9, at 627-34.

201. *See supra* Table 2, Table 3 & Figure 3.

202. *See supra* Table 3 and accompanying text. Freeman-Brown found that, in mutual funds, the average fee charged was essentially flat through the fund sample's first seven deciles (covering the funds making up the first 70% of the sample, ranked according to size) and the fee charged was consistently greater than 70 bps. Freeman & Brown, *supra* note 9, at 632. Fees declined when fund size increased above about $750 million, but the decline was modest when compared to significant declines seen in pension funds. *Id.*

203. One experienced fund industry observer had this to say about economies of scale in the asset management side of the mutual fund industry and the extent to which the industry's advisers share them with fund shareholders:

> The staggering economies that I . . . know exist in the field of money management failed to materialize as total equity fund expenses rose [from 1980-2005] from $280 million a year to $37 billion a year, 129 times over.

Bogle, *supra* note 40.

unfairly high profits and improperly diverted by the fund's adviser—the plaintiff must have detailed cost[204] and profitability data. As explained above, data about the adviser's operations are viewed as proprietary and are not readily available even to the SEC,[205] much less to fund shareholders. A conclusion reached in a 2000 SEC report on mutual fund fees vividly illustrates the difficulty of obtaining this data.[206] In that study, the SEC staff explained that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (*because the data are unavailable*)."[207] This means that the SEC's own staff of lawyers and financial economists, specialized mutual fund experts all, have solemnly informed us they cannot locate cost data sufficient to permit them to analyze and opine upon whether economies of scale even exist in the fund industry because the staff lacks access to industry cost data regarding the portfolio management function. Given that the SEC has been left in the dark, it follows that mere fund shareholders, lacking the SEC's expertise, resources, and clout, also are apt to have a grave problem locating the cost and profitability data needed to make economies of scale calculations in litigation under *Gartenberg*.

Even assuming the cost and profitability data needed to generate economies-of-scale data can be obtained through discovery, the data still are subject to bitter arguments over accuracy and completeness.[208] Arguments are

204. Cost data is especially difficult to isolate because even if the most easily calculated type of cost information—direct expenses for pure portfolio management—were available, costing out the advisory function (i.e., excluding administrative and distribution costs) would still necessitate allocating an appropriate share of the advisory firm's indirect costs, including overhead.

205. *See supra* notes 187-88 and accompanying text.

206. DIV. OF INV. MGMT., SEC. EXCH. COMM'N, REPORT ON MUTUAL FUND FEES AND EXPENSES (2000), *available at* http://www.sec.gov/news/studies/feestudy.htm.

207. *Id.* (emphasis added).

208. For example, consider the following complaints over deceptive accounting and misleading board disclosures advanced by investors in one fund fee case:

> Plaintiffs adduced an assortment of evidence that Harris provided the board with materially misleading and inaccurate information directly bearing on the reasonableness of Harris's fees. Among other things, Plaintiffs demonstrated that Harris grossly understated its profit margins to the board by accounting for huge profit-sharing payments to its partners as business expenses. Plaintiffs also demonstrated that Harris failed to supply the board with an economies-of-scale analysis and instead furnished it with misleading cost information that masked Harris's economies of scale. In addition, Harris provided the board with information regarding marketing and distribution payments that failed to disclose that Harris's accounting methodologies had caused the funds to bear an inappropriately large portion of these payments.

Reply Brief of Plaintiffs-Appellants at 18-19, Jones v. Harris Assocs. L.P., No. 2007-1624 (7th inevitable, in part, because there is no standard methodology to evaluate economies of scale within the mutual fund industry. Furthermore, in the authors' experience, fund companies have no problem finding and hiring well-credentialed experts to argue that the types of mutual funds most commonly involved in fee litigation (huge equity funds charging huge fees and generating enormous profits for the adviser) actually have no economies of scale at all.[209] Establishing that economies of scale both exist and have not been properly shared are crucial undertakings for plaintiffs in section 36(b) cases.[210] Because of the foregoing problems, to put it mildly, success is by no means guaranteed.

Likewise daunting for plaintiffs is the subject matter covered by items (5) and (6), fall-out benefits and directors' conscientiousness. Fall-out benefits are

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Cir. July 2, 2007) (citations omitted), *available at* http://www.ca7.uscourts.gov/briefs.htm (search for "07-1624"; then follow "07-1624 005.pdf" hyperlink).

209. The claim is that fund portfolio management offers no economies of scale on a marginal or forward-looking basis. The defense contention is that the only thing relevant to assessing economies is whether future operations will yield additional economies of scale that would justify a fee cut. The problem with this view is that in any given year, the fee contract being negotiated covers *all* assets under management, not just assets apt to be brought into the fund over the next yearly period covered by the advisory fee. The fee level set by the prevailing fee schedule is not the adviser's property. It is up for re-negotiation on an annual basis. No aspect of the fund's advisory fee payments are beyond questioning by fund boards. The Investment Company Act's governance scheme is intentionally slanted to give fund boards power over advisers who may believe they have a proprietary right to current fee levels. The statute requires annual approval of the fund's advisory contract covering all assets. *See* 15 U.S.C. § 80a-15(c) (2000). Congress deliberately gave fund boards annually-renewable power to fire the adviser and put the management contract covering all those assets up for bid. *See* Am. Bar Ass'n, *supra* note 186, at 249 ("The independent directors' ability, indeed their obligation, to consider the investment advisory agreement annually is the principal source of their leverage in dealing with the investment adviser."). Thus, it is simply wrong to say that economies of scale realized in the future are the only ones relevant in setting fund advisory fees.

210. The essence of an unfair fee case is that the adviser is profiting unfairly at the expense of fund shareholders. The simplest way to show this is to prove that the adviser captures a disproportionate share of the gains realized as revenues grow faster than expenses. This analysis calls for recognition that annual approval of the advisory contract places in issue, each year, the entire revenue stream for the advisory function, not just an incremental amount reflecting the amount to be spent based on expected fund asset growth over the next year. It is the board's job to monitor and control the advisory function. The fund's board controls fee setting. It has the power to replace the adviser each time the fee contract comes up for renewal. Thus, the fee approval undertaking addresses not a marginal cost, but every single dollar to be paid. In other words, there is not an ongoing fee contract with a layer of fee payments that is not eligible for inspection, analysis, or rejection. A guidebook written to educate fund directors about their fiduciary duties recognizes that review of the fund's growth over time is the crucial inquiry. *See* Am. Bar Ass'n, *supra* note 186, at 250 (calling on directors to analyze "the extent to which the adviser has realized economies of scale as a fund grows").

money-making tie-ins available to a fund's adviser by reason of its position.[211]

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211. A listing of various potential types of fall-out benefits that supposedly "are passed on to shareholders," was set forth by Professors Coates and Hubbard in an earlier version of their article published as a working paper by the American Enterprise Institute. *See Coates-Hubbard Working Paper*, *supra* note 79, at 57-58 n.123. It is by no means clear that, as the Coates-Hubbard Working Paper suggests, fund shareholders are on the receiving end of abundant fall-out benefits. Missing from their report is any data backing up these claims. Among other things, the Coates-Hubbard Working Paper contends shareholders profit through economies of scale when new investors are brought into the fund. *Id.* This economies argument was, of course, one of the major selling points when Rule 12b-1 was adopted. The idea that sales to new investors financed out of fund assets are beneficial to existing fund shareholders is dubious and not supported by the literature. *See, e.g.*, LORI WALSH, THE COSTS AND BENEFITS TO FUND SHAREHOLDERS OF 12B-1 PLANS 2 (2004) *available at* http://www.sec.gov/rules/proposed/s70904/lwalsh042604.pdf.

Other supposed fall-out benefits accruing to fund shareholders, according to the Coates-Hubbard Working Paper, are "[a]lleged rebates and soft dollar payments." *Coates-Hubbard Working Paper*, *supra* note 79, at 57-58 n.123. An "alleged" rebate has no recognized meaning and is thus hard to view as a benefit, if it exists at all. Actual rebates from service providers returning costs borne by the fund clearly are bad unless they are 100% paid into the fund, and in two cases rebates (akin to kickbacks) were demanded by the adviser from the funds' service providers, causing the funds to be overcharged and the adviser to be unjustly enriched. *See SEC v. Jones*, No. 05 Civ. 7044(RCC), 2006 WL 1084276 (S.D.N.Y. Apr. 25, 2006); *In re* BISYS Fund Servs., Inc., Investment Advisers Act Release No. 2554, Investment Company Act Release No. 27,500, SEC Admin. Proc. File No. 3-12432 (Sept. 26, 2006), *available at* http://www.sec.gov/litigation/admin/2006/ia-2554.pdf. As for soft dollars, they undercut price competition if undisclosed. The practice of padding brokerage costs (which, of course, are not reflected in funds' expense ratios) to generate money to pay for advisory services raises major policy issues. If the expenditures do not go to reduce the fund's advisory fees, the true amount being paid for advisory services is distorted, and fiduciary duty issues of fairness and full disclosure are implicated.

Additional supposed "fall-out" benefits singled out by the Coates-Hubbard Working Paper as beneficial to fund shareholders are particularly puzzling. One such category is "[r]eusing research and portfolio management." *Coates-Hubbard Working Paper*, *supra* note 79, at 57-58 n.123. Here is what the Coates-Hubbard Working Paper says in explaining how the fund benefits when the adviser resells the research know-how it developed at fund shareholders' expense:

> Using the research for additional portfolio management business, such as contracting to become a sub-advisor for another fund or an external portfolio manager for an institutional client, allows the fund to gain further incremental revenues toward covering total costs, benefiting all fund investors.

Id. This is a peculiar statement. It assumes that when, for example, Alliance Capital sold its services to the Wyoming Plan for 10 bps as discussed above, *see supra* note 99 and accompanying text, this transaction financially benefited Alliance Capital's Premier Growth Fund shareholders. But we are unaware of any tradition of fee sharing between advisers and funds in such cases. We are unaware of any instances—and the Coates-Hubbard Working Paper provides no examples—where "incremental revenues" collected by fund advisers are forwarded to the fund that paid for the original advisory work. What instead seems to be the norm is that

They were considered in *Gartenberg* because the fund in question, the Ready Asset Trust, was developed and flourished as an integral part of the Merrill Lynch brokerage operation.[212] Merrill Lynch enjoyed substantial fall-out benefits under the *Gartenberg* facts because cash inflows or outflows from the firm's money market fund often were tied to brokerage transactions creating commission income for the firm and its brokers. The same logic does not apply in a contemporary standard fund fee case challenging pure portfolio advisory fees. Unlike Merrill Lynch's situation in *Gartenberg*, today's typical fee case involves a free-standing mutual fund operation with no captive sales force. Typically the adviser and its affiliates operate under separate contracts covering the advisory, distribution, and administrative functions. In this different—and far more common—setting, there is no good reason why fall-out benefits must or should be analyzed as part of the advisory fee reasonableness calculus.[213]

This is especially true since weighing fall-out benefits is no easy task. Fall-out data is hard to find because, at present, public disclosures of advisers' business dealings with the fund tend to be summary "laundry lists," devoid of useful and necessary detail.[214] Information about fall-out benefits that would

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advisers take sensitive, proprietary research paid for by the fund and convert the asset to their personal benefit. The advisers thus use the funds' property—the information gleaned—to sub-advise other entities, keeping the profits for themselves, and raising fiduciary duty/corporate opportunity problems in the process. What is particularly odd, in the authors' experience, is that the sub-adviser's work tends to be done for others at a much lower price than was charged for the work performed for the originating fund.

212. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038, 1055-56 (S.D.N.Y. 1981), *aff'd*, 694 F.2d 923 (2d Cir. 1982).

213. The presence or absence of fall-out benefits has next-to-nothing to do with the reasonableness of the adviser's pay for doing a specific task, namely running the fund's portfolio advisory operation. Each potential fall-out benefit is a separate, free-standing source of potential revenue for both the fund itself and the fund sponsor's organization. Sensible governance requires that these free-standing opportunities be the subject of separate negotiations and agreements between the fund's board and the adviser. Because each potential benefit relates to a discrete corporate opportunity that presumptively belongs to the fund, each needs to be disclosed, accounted for, quantified, and then approved by the fund's board upon terms that are fair to the fund and its shareholders.

214. *See, e.g.*, Fidelity Magellan Fund, Prospectus (Form 485BPOS) (May 29, 2005) [hereinafter Fidelity Prospectus], *available at* http://www.sec.gov/Archives/edgar/data/61397/000006139705000004/main.htm. The Fidelity Prospectus discusses the fund board's consideration of the adviser's fall-out benefits as follows:

> The Board of Trustees . . . also considered the character and amount of fees paid by the fund and the fund's shareholders for services provided by the Investment Advisers and their affiliates, including fees for services like transfer agency, fund accounting, and direct shareholder services. It also considered the allocation of fund brokerage to brokers affiliated with the Investment Advisers, the receipt of

be useful in fashioning a legal complaint is hidden from public view. Given that fall-out benefits are usually irrelevant and always burdensome, the scale should tip against courts requiring this fifth *Gartenberg* factor.

Data on the sixth *Gartenberg* factor, directors' diligence, likewise is hard to find and evaluate. Not until June 2004, twenty-two years after the lower court's ruling in *Gartenberg*, did the SEC begin to require that mutual fund boards disclose the material factors considered by fund boards in approving advisory contracts.[215] Even now, the required disclosure is generally made in vague terms. They are mere recitations of the many factors considered, and are devoid of details about how fees were determined or other specifics a shareholder would need to know in order to evaluate the director's level of care.[216] Moreover, directors' care and diligence is hard to evaluate. Neither

> sales loads and payments under Rule 12b-1 plans in respect of certain of the Fidelity funds, and benefits to the Investment Advisers from the use of "soft" commission dollars to pay for research and brokerage services. [It] also considered the revenues and profitability of the Investment Advisers' businesses other than their mutual fund business, including the Investment Advisers' retail brokerage, correspondent brokerage, capital markets, trust, investment advisory, pension record keeping, insurance, publishing, real estate, international research and investment funds, and others. [It also] considered the intangible benefits that accrue to the Investment Advisers and their affiliates by virtue of their relationship with the fund.

Id. Note the lack of specific data. Without clear identification of the fall-out benefits being evaluated, their dollar values, and the extent to which they are shared by the adviser with the fund, a shareholder has no means of analyzing, based on publicly available information, whether the adviser's dealings with fall-out benefits was handled properly.

215. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Securities Act Release No. 8433, Exchange Act Release No. 49,909, Investment Company Act Release No. 26,486, 69 Fed. Reg. 39,798 (June 30, 2004).

216. For example, consider this description of advisory fee decision-making presented in the Fidelity Prospectus:

> The Board of Trustees has established two Fund Contract Committees: the Equity Contract Committee (composed of Messrs. Stavropoulos (Chair), Gamper, and Lautenbach, Dr. Heilmeier, and Ms. Small) and the Fixed-Income Contract Committee (composed of Ms. Small (Chair), Mr. Dirks, and Ms. Knowles). . . . With respect to each fund under its purview, each committee: requests and receives information on the nature, extent, and quality of services provided to the shareholders of the Fidelity funds by the investment advisers and their respective affiliates, fund performance, the investment performance of the investment adviser, and such other information as the committee determines to be reasonably necessary to evaluate the terms of the investment advisory agreements; considers the cost of the services to be provided and the profitability and other benefits that the investment advisers and their respective affiliates derive or will derive from their contractual arrangements with each of the funds (including tangible and intangible "fall-out benefits"); considers the extent to which economies of scale

the SEC nor the fund industry have ever attempted to articulate a set of minimum standards directors must meet in order to fulfill their fiduciary obligations.[217]

In sum, the federal fiduciary standard applied in section 36(b) cases under *Gartenberg* is an infirm and warped legal standard requiring scrutiny of hidden or essentially undiscoverable data that, even if found, are subject to wildly different interpretations by well paid and highly-credentialed experts. It is not plaintiff-friendly, as Congress intended. It is not an improvement on the common law of waste standard. In truth, it is not a competent, legitimate fiduciary duty standard at all.

V. A Better Way to Evaluate Mutual Fund Fees

Section 36(b), informed by *Gartenberg*, has thus proven to be the least useful express federal securities remedy for private litigants and has failed for thirty-seven years to yield a single trial verdict for plaintiffs. Meanwhile, fund shareholders pay fees generating astronomical profit margins[218] to their conflicted fiduciaries who typically provide investment returns lagging

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> would be realized as the funds grow and whether fee levels reflect those economies of scale for the benefit of fund investors; considers methodologies for determining the extent to which the funds benefit from economies of scale and refinements to these methodologies; considers information comparing the services to be rendered and the amount to be paid under the funds' contracts with those under other investment advisory contracts entered into with [Fidelity Management & Research Company] and its affiliates and other investment advisers, such as contracts with other registered investment companies or other types of clients; considers such other matters and information as may be necessary and appropriate to evaluate investment advisory agreements of the funds; and makes recommendations to the Board concerning the approval or renewal of investment advisory agreements. Each committee will consult with the other committees of the Board of Trustees, and in particular with the Audit Committee and the applicable Fund Oversight Committees, in carrying out its responsibilities. Each committee's responsibilities are guided by Sections 15(c) and 36(b) of the [Investment Company Act of 1940].

Fidelity Prospectus, *supra* note 214.

217. Mercer Bullard, *Rouge on a Corpse Won't Bring Mutual Fund Directors Back to Life*, JURIST ONLINE, Mar. 15, 2004, http://jurist.law.pitt.edu/forum/bullard1.php ("Neither the SEC nor the fund industry has set forth standards regarding the minimum steps that fund directors must take to fulfill their fiduciary duties to shareholders.").

218. In *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, the court approved, and thus gave the fund sponsors the green light to accept, an annual pre-tax profit margin of over 77%. 663 F. Supp. 962, 979 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987). That pretax profit margin was no aberration; it was up from margins of 59.1% and 66.8% achieved the two previous years. *Id.* at 978-79.

benchmark standards. A knowledgeable observer in the United States Senate decried the fund industry as "the world's largest skimming operation,"[219] even though it operates in the most highly regulated money-management industry in the securities business and has a specially crafted federal "fiduciary duty" standard. There has got to be a better way to evaluate mutual fund fees. And, as will be shown, one does exist.

A. The Free Market Offers a Valuable, Needed Pricing Guide

When it comes to enforcing standards of fiduciary behavior, the focus must be on honest accountability and fair dealing. While *Gartenberg* acknowledged that the standard for testing the reasonableness of a fiduciary's compensation in a self-dealing transaction is an arm's-length price,[220] the issue is from *which* marketplace the comparable market prices are to be extracted. The proof should come from free market transactions, not from the conflict-ridden, contaminated fund market. As it is, *Gartenberg* allows funds to defend their fees by referencing fees paid by other similarly conflicted funds and sends plaintiffs on a fruitless and frustrating quest for an empirical holy grail while simultaneously disallowing or down-playing the best evidence of fairness: true fair market prices, as negotiated by unconflicted boards.

Fair market value is defined as the cash price an item would sell for between a willing buyer and willing seller assuming they both have knowledge of the relevant facts and they have *no compulsion* to buy or sell.[221] Because the fund market features prices drawn from negotiations where one party (the fund) is under compulsion to buy from only one supplier (the adviser), mutual fund fees negotiated between captive funds and their adviser, whether considered

219. *Trading Practices Hearing*, *supra* note 48, at 3 (opening statement of Sen. Peter G. Fitzgerald). According to Senator Fitzgerald, the fund industry represents a multi-trillion dollar "trough from which fund managers, brokers and other insiders are steadily siphoning off an excessive slice of the Nation's household, college and retirement savings." *Id.*

220. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 927-28 (2d Cir. 1982). Indeed, the lower court correctly observed that "[t]he market price—freely available and competitively set—serves as a standard to test the fairness of the investment advisory fee under the facts shown in this record." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038, 1067 (S.D.N.Y. 1981).

221. *See* Newark Morning Ledger Co. v. United States, 507 U.S. 546, 570 (1993) (approving lower court's application of fair market value test as being "the price at which the asset would change hands between a hypothetical willing buyer and willing seller, neither being under any compulsion to buy or sell, both parties having reasonable knowledge of relevant facts"); *see also* Treas. Reg. § 20.2031-1(b) (as amended in 1965) (defining, for purposes of estate valuation, fair market value to be "the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts").

individually or collectively, cannot reflect fair market value and should not be used to judge whether a particular fee is fair.[222]

B. Comparisons Can and Should Be Made

Other available comparators are superior. After all, mutual funds are not the only institutional investors holding portfolios of securities needing professional management; almost all institutional investors have that need. Pension funds, endowment funds, trusts, separate accounts, and even mutual funds that hire sub-advisers, are all able to purchase investment advisory services in arm's-length transactions in the free market. Those separate institutional contracts are findable and easy to evaluate. They present an array of comparables eligible for use in evaluating pricing in the fund market when conflicted advisers deal with their captive funds.

These actual arm's-length transactions can and should be used as reliable benchmarks when judging the unfairness of prices set by a fund adviser for portfolio management services rendered to a captive fund. The validity of this data is especially obvious since many mutual fund sponsors or their affiliates simultaneously sell ***their own*** advisory services on the free market to other entities—such as pension plans, college endowment funds, separate accounts, or through sub-advisory contracts. Indeed, as shown in Part III, nineteen advisers hired by Vanguard simultaneously maintain their own captive mutual funds. In such cases, the advisory function provided to the institutional entities and the captive fund is equivalent, since portfolio management is approximately the same whether the shares in the portfolio belong to a pension fund, a mutual fund, a college endowment fund, or some other large institutional investor.[223] More accurately and objectively than expert

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222. Lawyers representing fund advisers in 36(b) litigation insist the *only* admissible pricing evidence usable at trial is that drawn from similar mutual funds. *See, e.g.*, American Century's Motion in Limine to Preclude Evidence Relating to Sub-Advised and Institutional Accounts and Suggestions in Support, Baker v. Am. Century Inv. Mgmt., Inc., No. 04-4039-CV-C-ODS (W.D. Mo. June 22, 2006), 2006 WL 2320405. In that filing American Century argued successfully for preclusion of evidence establishing pricing outside the fund business, citing and relying on *Gartenberg* and its progeny, *In re AllianceBernstein Mutual Fund Excessive Fee Litigation*, No. 4 Civ. 4885(SWK), 2006 WL 1520222, at *2 (S.D.N.Y. May 31, 2006); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222, 1237 (S.D.N.Y. 1990), *aff'd*, 928 F.2d 590 (2d Cir. 1991); *Krinsk v. Fund Asset Management, Inc.*, 715 F. Supp. 472, 486 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989); *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987); *Bromson v. Lehman Management Co.*, No. 84 Civ. 7795, 1986 WL 165 (S.D.N.Y. Mar. 13, 1986).

223. Recall that the fund managers' lobbying group and advocate, the ICI, agrees that mutual funds and other institutional investors are in fact comparable. *See supra* text accompanying notes 108-12.

testimony ever could, the institutional contracts, negotiated in the free market, prove what the adviser *actually* demands by way of price and profit when it sells portfolio management services in an arm's-length transaction.

Portfolio services are especially susceptible to comparison because they tend to be bundled with few if any other services in fund industry advisory contracts.[224] When the data is pristine, it is easy to show on an apples-to-apples basis whether an advisory fee is grossly excessive. Even if the adviser's charge for portfolio management services is bundled with some other minor administrative expenses, fund advisory fees can still be compared with fees charged for like services in the free market. Fact finders have no trouble adjusting prices when necessary.[225] As previously noted, nobody insists that the comparables' attributes be absolutely identical to the item being valued, just that it be reasonably similar, with appropriate adjustments to make the comparison useful.

In sum, courts must permit plaintiffs to introduce evidence of free market comparables.[226] Relegating plaintiff shareholders to comparing a given fund's no-bid pricing schedules to other similar funds' no-bid pricing schedules will never yield any fee relief for shareholders, as history has shown. An evidentiary standard based on evaluating tainted fees based on comparisons with other similarly tainted fees is no credible evidentiary standard at all.

C. Courts Must Recognize Comparables' Power

Admitting evidence of free market comparables is a necessary but insufficient step. Courts must also recognize and harness the probative value of this evidence. Two recent cases have brought this point home. In these cases, courts have properly considered institutional pricing data but erred in the *manner* of consideration. In the first case, *Jones v. Harris Associates, L.P.*,[227] the court properly admitted into evidence proof that the adviser's institutional clients were charged fees that were less than half those charged

224. This is not always the case, though it should be. Because it is not uniformly the case, fund sponsor advocates like Coates and Hubbard are prone to contend that fund advisory fees are not subject to scrutiny because of data problems. *See supra* notes 86-87 and accompanying text.

225. *See supra* note 113 and accompanying text.

226. Without use of such comparators, section 36(b) plaintiffs are doomed. This was driven home recently when plaintiffs' counsel dropped a section 36(b) case on the eve of trial following the district court's ruling on a motion in limine to exclude institutional pricing evidence at trial. *See* Order Granting Defendants' Motion in Limine, *Baker*, No. 04-4039-CV-C-ODS.

227. Jones v. Harris Assocs. L.P., No. 1:04-cv-08305, 2007 WL 627640 (N.D. Ill. Feb. 27, 2007).

the captive funds,[228] but the court failed to grasp the evidence's importance.[229] In granting summary judgment for defendants, the court held that advisory fee pricing embraced a range of prices, with the far lower fees charged institutional clients simply on the low end of a spectrum, which was also populated by the tainted fees charged conflicted funds. Because the subject funds' fees fell within the spectrum, the fund's high fees were held proper as a matter of law.

Similarly, in a recent case involving the Ameriprise fund family,[230] the plaintiffs introduced evidence showing the adviser charged advisory fees to its captive mutual funds that were more than double what the fees that would have been charged had the adviser used the fee schedules it employed when selling portfolio management services in the free market.[231] Taking its lead from *Jones*, the court in the *Ameriprise* case held the adviser's far lower institutional advisory fee prices merely established the low end of a range of prices to be considered; the pricing array was, of course, dominated by tainted prices set by conflicted bargaining.

If the superficial *Jones* and *Ameriprise* mode of analysis stands, fund investors will never win a case challenging advisory fees under section 36(b). Institutional fees charged in the free market will always be lower than fees for like work charged in the fund market, but they fade into irrelevance once the

228. For example, evidence in the record established that had the adviser charged Oakmark Fund according to its institutional fee schedule, the advisory fee would have dropped from 88 bps to under 36 bps, saving Oakmark Fund shareholders more than $33 million annually. *See* Expert Report of Edward S. O'Neal at 18, *Jones*, No. 1:04-cv-08305 (on file with the authors). For Oakmark Equity & Income Fund, the rate drop would have been from 73 bps to under 26 bps, and annual savings would have been over $37 million. *Id.* at 19. Thus, for these two funds alone, the difference between institutional pricing in the free market and conflicted pricing in the fund market amounted to $70 million in extra compensation for the adviser annually. In each case, the funds were paying more than double what the adviser was selling similar services for in the free market.

229. The court in *Jones* not only failed to focus on the importance of the pricing disparity, it also ignored a shocking fact supported with record evidence: It was more expensive for the adviser in Oakmark to service its institutional accounts than its mutual funds. In other words, the adviser in Oakmark was charging its mutual funds more than twice as much for advisory services even though those services were cheaper to deliver to the funds than to the institutional accounts. *See* Plaintiffs' Response to Defendant's Statement of Undisputed Facts and Plaintiff's Statement of Additional Facts ¶ 4, *Jones*, No. 1:04-cv-08305 (on file with the authors). From the data studied, it appears the adviser in Oakmark was charging its mutual funds more than twice as much for advisory services even though those services were cheaper to deliver to the funds than to the institutional accounts.

230. Gallus v. Ameriprise Fin., Inc., 497 F. Supp. 2d 974 (D. Minn. 2007).

231. Decl. of Edward S. O'Neal, Ph.D at 5, *Gallus*, 497 F. Supp. 2d 974 (No. 0:04-cv-04498-DWF-SRN).

court merely acknowledges them, with dispositive attention then turning to a pricing array of fund fees.[232]

Courts in section 36(b) cases must not only admit comparative price data into evidence; they also need to be carefully schooled on the probative value of free market pricing. Courts need to recognize that free market prices are more credible and hence ought to be far more illuminating than pricing examples taken from the conflicted fund market. Proof that a fund adviser treats a third-party outsider far more favorably than he treats the very party to whom he owes statutorily-provided fiduciary duties needs to be recognized for what it is: *prima facie evidence* of a breach of fiduciary duty. Consigning that powerful evidence to populate the low end of a range ships the damning proof of pricing unfairness off to oblivion. This outcome is particularly objectionable in cases where the issue being determined is whether fund pricing bears the hallmarks of an arm's-length bargain. In this context, evidence of actual arm's-length bargaining by the defendant or one of its affiliates is the best, most instructive evidence the finder of fact can study. In this light, a framework for processing crucial evidence extracted from the free market is presented in the following section.

D. The McDonnell Douglas *Framework Should be Used When Evaluating Pricing Discrepancies*

Courts called on to evaluate free market vs. fund market pricing discrepancies need to abandon the disjointed, hit-and-miss, scavenger-hunt approach epitomized by *Gartenberg* and embrace a new, cleaner, and far more realistic approach to analyzing section 36(b) claims. In *McDonnell Douglas Corp. v. Green*,[233] the Supreme Court laid out a framework useful for analyzing disparate treatment cases relying upon circumstantial evidence of discrimination.[234] These cases are pertinent. Employment discrimination claims, like fund advisory fee claims, are rooted in a charge that a litigant (there the employee; here the captive fund) is being treated in a way that is unfair and unjustifiable.

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232. As shown by Figure 4 *supra*, fund advisory fees are subject to great dispersion. Because of this, many fund fee schedules can be presented as more moderate and fair than an array of others extant in the industry.

233. 411 U.S. 792 (1973).

234. *Id.* The *McDonnell Douglas* framework's distribution of the burden of proof and production was later refined by the Supreme Court in *Texas Department of Community Affairs v. Burdine*, 450 U.S. 248, 255 (1981). For a discussion of the *McDonnell Douglas* framework, see Leslie M. Kerns, Comment, Aka v. Washington Hospital Center*: Why the Debate over Pretext Ended with* Hicks, 60 OHIO ST. L.J. 1625, 1630-34 (1999).

Under *McDonnell Douglas*, the plaintiff is required to make a prima facie case of unfair treatment—employment discrimination. In the fund advisory fee context, this prima facie showing of a breach of fiduciary duty that the transaction—here the fee charged—lacks the "earmarks of an arm's-length bargain" would be satisfied by a showing that the adviser or one of its affiliates charged the captive fund significantly more than either the particular adviser—or a comparable competitor—charged an institutional client to perform roughly equivalent work.[235]

Under the *McDonnell Douglas* framework, once a prima facie case of disparate treatment is made, the defendant must produce evidence to rebut the presumption of discrimination. At this point it becomes incumbent on the defendant to articulate a legitimate non-discriminatory reason explaining why the disparity exists. In the fund fee context, the adviser would need to produce evidence showing that the captive fund was fairly treated—a task it could accomplish by identifying and quantifying the service differences between picking portfolio securities for third-party institutional clients versus the captive mutual fund.[236] Once the defendant has presented evidence to explain the fee disparity, it remains for the plaintiff to show the pricing disparity evidences a breach of fiduciary duty. The plaintiff would do this by proving, by a preponderance of the evidence, that the differences in services the defendant identified do not adequately explain or justify the fee disparity. Here, the plaintiff's ultimate burden will be to show that the captive fund was charged substantially more than free market clients for like work.

Had the *McDonnell Douglas* framework been used in the *Jones* and *Ameriprise* cases, the plaintiffs in each case could have survived summary judgment and had the opportunity to prove their cases. In each case, the plaintiff presented evidence of gross pricing disparity tending to show that the prices paid by the captive funds were grossly unfair, and in neither case did the adviser rebut that evidence.

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235. "The essence of the [fiduciary] test is whether or not under all the circumstances the transaction carries the earmarks of an arm's length bargain." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038, 1047 (S.D.N.Y. 1981) (citing Pepper v. Litton, 308 U.S. 295, 306-07 (1939)) (alteration in original), *aff'd*, 694 F.2d 923 (2d Cir. 1982).

236. In *Burdine*, 450 U.S. at 250, the Court made clear the defendant shouldered only a burden of production, not a burden of proof, once the plaintiff had made a prima facie case. *See id.* at 254 ("The burden that shifts to the defendant . . . is to rebut the presumption of discrimination by producing evidence that the plaintiff was rejected, or someone else was preferred, for a legitimate, nondiscriminatory reason.").

E. Free Market Comparables Are Potent Negotiating Tools Directors Should Consider

Free market pricing analogies, and the *McDonnell Douglas* analytical framework, offer great promise, not just as decision-making guides, but as tools a fund board may usefully employ in negotiating advisory fee contracts. In 2004, the SEC adopted rule and form amendments requiring that fund boards that take institutional fee comparisons into account in evaluating advisory contracts disclosures in proxy solicitations seeking approval of fund fee contracts—"the comparisons that were relied on and how they assisted the board in concluding that the contract should be approved."[237] The SEC said it adopted the disclosure requirement because it "believe[d] that information concerning whether and, if so, how the board relies on comparisons is important in understanding the board's decision."[238] This is a very powerful comment, for it evidences the SEC's belief that boards' decision to weigh or not weigh comparative pricing of advisory services is itself a material fact[239] investors ought to know in evaluating the board's actions.[240]

The SEC's decision to require disclosure about fund boards' processing of comparative cost information expressly recognized that the protocol used for evaluating advisory contracts had become detached from reality and outdated. Citing Freeman-Brown, the Commission explained:

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237. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Securities Act Release No. 8433, Exchange Act Release No. 49,909, Investment Company Act Release No. 26,486, 69 Fed. Reg. 39,798, 39,802 (June 30, 2004).

238. *Id.*

239. In the context of the securities laws, a fact is material if there is "a substantial likelihood that a reasonable shareholder would consider it important." TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).

240. The SEC's decision to revise and update disclosures concerning fund boards' consideration of advisory contracts shows just how far courts' rulings in fund advisory fee cases have strayed from reality. Some courts have taken the position that, under *Gartenberg* and its misguided progeny, comparative fees may not even be mentioned in court in a section 36(b) case. *See, e.g.*, Order Granting Defendants' Motion in Limine, Baker v. Am. Century Inv. Mgmt., Inc., No. 04-4039-CV-C-ODS (W.D. Mo. July 17, 2006) (finding that "Plaintiffs will be precluded from presenting any evidence relating to Defendants' management of non-mutual fund accounts, as such evidence is irrelevant to Plaintiffs' claims involving mutual fund fees under Section 36(b) of the Investment Company Act"); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222, 1237 (S.D.N.Y. 1990) (suggesting evidence of "comparative fee structures" in section 36(b) cases should be limited exclusively to fees charged by other mutual funds), *aff'd*, 928 F.2d 590 (2d Cir. 1991). Yet the SEC considers comparative fee matters, such as fees charged by fund advisers to their pension plan clients, to be "important" in understanding how the fee approval decision was reached.

> Recently, concerns have been raised regarding the adequacy of review of advisory contracts and management fees by fund boards. In particular, the level of fees charged by investment advisers to mutual fund clients, especially in comparison to those charged by the same advisers to pension plans and other institutional clients, has become the subject of debate.[241]

Directors must thus disclose the comparables they consider. When considering comparables, directors' duty of care should require that they consider true free market transactions where fees were negotiated at arm's-length. Directors who consider fees determined only by tainted boards, are on the road to breaching their fiduciary duties by failing to fight for the best prices available for their funds' shareholders. In one case pertinent to the fund industry, the Delaware Supreme Court admonished independent directors to bargain hard in order to insure that the best possible bargain is struck on their corporation's behalf:

> The power to say no is a significant power. It is the duty of the directors serving on [an independent] committee to approve only a transaction that is in the best interests of the public shareholders, to say no to any transaction that is not fair to those shareholders and is not the best transaction available.[242]

Getting "the best transaction available" requires using the best negotiating ammunition available. When it comes to negotiating over fund portfolio management fees, that means using free market comparables aggressively.

In our experience, independent directors of mutual funds are ignorant about the value of comparative pricing and do not use it when negotiating over fund fees. In some cases, the directors simply are kept in the dark about the data's availability. In other cases, the pricing data is furnished, but the directors are advised, falsely, that using data extracted from free market transactions yields worthless "apples-to-oranges" comparisons. When asked why the comparison is "apples-to-oranges," directors are prone to be told that it just is.[243] Directors who accept or offer these flimsy explanations are guilty of failing to marshal

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241. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Securities Act Release No. 8433, Exchange Act Release No. 49,909, Investment Company Act Release No. 26,486, 69 Fed. Reg. 39,798, 39,802 (June 30, 2004).

242. Kahn v. Lynch Commc'ns Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (alteration in original) (quoting *In re* First Boston, Inc. S'holders Litig., Civ. A. No. 10338, 1990 WL 78836, at *7 (Del. Ch. June 7, 1990)).

243. This conclusion is based on confidential depositions the authors have read.

helpful facts[244] usable in negotiating advisory fees with their funds' advisers. When fund directors fail to wield the power they have to gather important data and make informed decisions, fund directors breach their duty of care owed to the funds they serve.

By the same token, advisers who hide or misrepresent comparative data are breaching their fiduciary duties. Those who simply supply comparative prices without more have furnished a necessary, but insufficient service. Full adherence to their fiduciary obligations requires that, if the comparative data supplied to directors is not self-evidently apples-to-apples, advisers must also supply information about the cost of each alleged service difference between the comparable contract and the specific fund's advisory contract so apples can be compared to apples post-adjustments.

Fund directors' discharge of their fiduciary duties demands they request, receive, and carefully review information about advisory services being sold by their funds' adviser to institutional clients. Data presented earlier in Table 3[245] and also in Freeman-Brown[246] show that fund managers sometimes sell their services on the open market and then grossly overcharge their own captive funds for those same services. Directors need to determine whether this is going on and, if it is, they need to consult with legal counsel about the practice's fiduciary-duty ramifications. Fund directors need a good answer to this question: Why should the adviser sell its services as an independent contractor in the free market at a price that is far lower than the same services are being sold to mutual funds to whom the adviser owed clear-cut fiduciary obligations? In Freeman-Brown, we coined the "most favored nation" concept for fund fee pricing. This concept demands that mutual funds should pay a price for investment advice that is no higher than that charged by the fund's adviser when it provides advice to third-party customers (such as pension funds, endowment funds, and others, like Vanguard) who bargained at arm's-length. Directors should impose the "most favored nation" concept within their funds. Advisers, who would argue that providing advisory services to institutional accounts entail service differences that explain pricing differentials, need to identify and quantify each separate point of difference. The advisers' fiduciary duties require no less.[247]

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244. The data is available as demonstrated by Eliot Spitzer's testimony cited earlier. *See supra* notes 93-94 and accompanying text.

245. *See supra* Table 3.

246. *See* Freeman & Brown, *supra* note 9, at 635-36.

247. *See* RESTATEMENT (SECOND) OF AGENCY § 381 (1958).

> Unless otherwise agreed, an agent is subject to a duty to use reasonable efforts to give his principal information which is relevant to affairs entrusted to him and

The advisers' fiduciary duty problems are exacerbated when strategies, policies, and processes developed by the adviser when working on behalf of the fund are then taken by the adviser and sold for discount prices to third-parties, with the adviser reaping the financial benefits. Directors who turn a blind eye to these asset diversion/corporate opportunity problems are asking to be sued. Full disclosure of accurate data paves the way for competent, honest evaluation of mutual fund portfolio management pricing.

Conclusion

Over the past several years, there has been much discussion of whether fees for mutual fund portfolio advisory services are too high. In 2001, Freeman-Brown showed these fees were bloated by comparing mutual fund fees to fees charged pension funds for the same services. That comparison, which clearly touched a nerve within the fund industry, showed fund shareholders would save billions annually if fund portfolio management fees approximated those charged by managers of public pension funds' equity portfolios. In Part III, we revisit that inquiry and ultimately reach the same conclusion, this time by evaluating new data drawn from actual mutual fund advisory fee contracts entered into by the Vanguard Group and comparing that data to the fees the same fund advisers charge their own captive funds. This new data is powerful and robust, and it only confirms what has long been clear: Fee gouging is pervasive within the fund industry.

In 1970, Congress enacted Section 36(b) because it recognized the mutual fund industry's conflicted governance structure could stifle competition and lead to excessive fees flowing to fund sponsors and their affiliates. Section 36(b) exists because Congress wanted to reduce the burden on plaintiffs, as compared to the state court waste test. Yet, 36(b)—the weapon Congress specifically gave investors to fight excessive fees in the mutual fund industry —is singularly ineffective. Section 36(b), as systematically gutted by the courts—principally the Second Circuit's ruling in *Gartenberg*—requires the evaluation of data that is largely meaningless to investors. The required data is virtually impossible to find and, once found, is subject to bitter disputes between the parties and their experts. Furthermore, and even less logically, *Gartenberg* and its progeny permit funds to defend their excessive fees by reference to the bloated fees of their similarly-tainted compatriots while suppressing or paying lip service to evidence showing similar services cost far less in the free market. When it comes to evaluating fiduciaries' behavior, it

---

> which, as the agent has notice, the principal would desire to have and which can be communicated without violating a superior duty to a third person.

Id.

is absurd to find federal courts in 36(b) cases barring free market data or downplaying its relevance. After all, the SEC now demands mutual fund prospectuses disclose whether comparative data drawn from the free market was relied on by the fund's board in approving the advisory contract and, if so, what the comparisons were and how they assisted the board in the approval process. Data deemed relevant and material in the board room deserves equal treatment in the court room.

Courts need to understand that in advisory fee cases, where the absence of arm's-length bargaining is the central issue, the focus belongs on free market comparators where arm's-length bargaining actually occurs and fair market values are honestly established. The focus needs to shift away from prices set by conflicted dealings in the captive fund market. In interpreting section 36(b), courts should replace *Gartenberg*'s misguided grab-bag of factors with the Supreme Court's specially-crafted test to determine when unfairly disparate treatment is compensable: the *McDonnell Douglas* test. In applying *McDonnell Douglas* in the mutual fund context, a plaintiff should be able to make out a prima facie case of a breach of fiduciary duty by showing that the fiduciary-adviser charged the captive fund significantly higher prices than the adviser (or an affiliate or similarly-situated adviser) charged institutional clients in the free market for similar work. Simply put, when major pricing discrepancies exist between free market and fund market pricing, these differences are prima facie proof that the fees charged the captive fund lack the "earmarks of an arm's-length bargain" and that fiduciary duties are being breached.

Just as courts must focus on free market comparators, so too must directors. Directors should not turn their eyes away from proof of gross pricing discrepancies for similar services. The fund's independent directors sit as watchdogs, tasked with policing the adviser's discharge of fiduciary duties. The time has come for fund directors to demand that fund advisers give fund shareholders "most favored nation" treatment on advisory fees. Fund directors, along with federal district court judges, need to learn that, in advisory fee cases, the focus belongs on fair market comparators, not conflicted dealings in the fund market. Embracing this simple, fair, and easily understood and applied concept would dramatically benefit fund shareholders, saving billions of dollars annually.

Applying most favored nation treatment to mutual fund advisory fee payments has been classified by *Forbes* magazine writer Neil Weinberg as the fund industry's "worst nightmare."[248] Weinberg's "worst nightmare"

---

248. Neil Weinberg, *Mutual Funds' Worst Nightmare*, FORBES.COM, Dec. 16, 2003, http://www.forbes.com/2003/12/16/cz_nw_1216mutualfunds.html. Weinberg quoted one industry

description demonstrates that, when it comes to portfolio management services, knowledgeable Wall Street insiders themselves recognize that the gross disparity between free market prices and fund market prices is an accepted fact of life.[249]

That mutual fund sponsors' "worst nightmare" involves treating fund shareholders scrupulously fairly when pricing vital services shows how far the fund industry has strayed from sensible fiduciary standards. Section 36(b)'s promise has been squandered. Abandoning the confusing, vague, and unfair *Gartenberg* grab-bag and focusing directly on relevant free market pricing data will bring honesty and thoughtful analysis to fund advisory fee pricing decisions in the nation's boardrooms and courtrooms.

---

observer who had this reaction to the idea: "It's a brilliant idea to bring most favored nation clauses to the mutual fund arena . . . ." *Id.* (quoting Edward Siedle, Investigator, Benchmark Financial Services).

249. In the same vein, when Freeman-Brown was first discussed in *The Wall Street Journal*, it was in a story with a title suggesting that proof of price gouging in mutual fund fees was old news. *See* Lauricella, *supra* note 75, at C1 (the headline stated: "This Is News?: Fund Fees Are Too High, Study Says").

APPENDIX A

Fund	*Yr. Entered Program*	*Average Assets 2004 ($ mm)*
Explorer	1975	7,536
Morgan Growth	1975	4,174
US Growth	1975	5,698
Windsor I	1975	18,189
Wellesley Income	1975	9,906
Wellington	1975	29,940
Intl Growth Fund	1981	7,280
International Value	1983	1,864
Primecap	1984	21,336
Windsor II	1985	27,668
Equity Income	1988	3,042
Growth & Income	1993	6,278
Capital Opportunity	1995	6,747
Global Equity Income	1995	814
Select Value	1996	1,595
US Value	2000	631
Growth Equity	2001	745
Capital Value	2002	351
MidCap Growth	2002	345
Int'l Explorer	2002	999
Dividend Growth	2002	892

APPENDIX B

Vanguard Fund	*External Manager*
Explorer	Wellington, Granahan, Chartwell, Grantham,
Morgan Growth	Wellington, Franklin Portfolio Assoc.
US Growth	Alliance, W. Blair
Windsor I	Wellington, Stanford C. Bernstein
Wellesley	Wellington
Wellington	Wellington
Int'l Growth Fund	Schroder, BG Overseas
Int'l Value	Hansberger, Sanford C. Bernstein
Primecap	Primecap
Windsor II	Barrow, Equinox, Hotchkis, Tukman
Equity Income	John Levin, Wellington
Growth & Income	Franklin Portfolio Assoc.
Capital Opportunity	Marathon, Arcadian
Global Equity Income	Marathon, Arcadian
Selected Value	Barrow
US Value	Grantham
Growth Equity	Turner
Capital Value	Wellington
Mid Cap Growth	Provident
Int'l Explorer	Schroder
Dividend Growth	M & G, Wellington

EXHIBIT 13

EXHIBIT 5.3

INVESTMENT SUBADVISORY AGREEMENT WITH
WELLINGTON MANAGEMENT COMPANY LLP

<PAGE>

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services Company, a Delaware corporation ("HIFSCO") and Wellington Management Company, LLP, a Massachusetts partnership ("Wellington Management").

WHEREAS, HIFSCO has entered into an agreement for the provision of investment management services to the ITT Hartford Mutual Funds, Inc. (the "Company") currently comprised of the ITT Hartford Small Company Fund, ITT Hartford Capital Appreciation Fund, ITT Hartford International Opportunities Fund, ITT Hartford Dividend and Growth Fund, ITT Hartford Stock Fund, ITT Hartford Advisers Fund, ITT Hartford Bond Income Strategy Fund and ITT Hartford Money Market Fund, and

WHEREAS, HIFSCO wishes to engage the services of Wellington Management Company as Sub-Adviser to the ITT Hartford Small Company Fund, ITT Hartford Capital Appreciation Fund, ITT Hartford International Opportunities Fund, ITT Hartford Dividend and Growth Fund, ITT Hartford Stock Fund and ITT Hartford Advisers Fund (each a "Portfolio" and together the "Portfolios"), and

WHEREAS, Wellington Management is willing to perform advisory services on behalf of the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. HIFSCO hereby employs Wellington Management to serve as Sub-Adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and Wellington Management hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. Wellington Management shall evaluate and implement an investment program appropriate for each Portfolio which program shall be amended and updated from time to time as financial and other economic conditions change as determined by HIFSCO and Wellington Management.

3. Wellington Management, in consultation with HIFSCO when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such

<PAGE>

steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. Wellington Management will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include Wellington Management's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to HIFSCO for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. Wellington Management shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from HIFSCO, and subject further to such policies and instructions as the Board of Directors or HIFSCO may from time to time establish and deliver to Wellington Management.

   In addition, Wellington Management will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; (b) Section 851(b)(3) of the Code regarding the limitation of gains from the disposition of securities and certain other investments held less than three months; and (c) Section 851(b)(4) of the Code regarding diversification of the Portfolios' assets.

6. Wellington Management will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders.

When placing such orders, Wellington Management shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time, Wellington Management may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates

2

<PAGE>

available, if Wellington Management determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or Wellington Management's overall responsibilities with respect to the Portfolios and Wellington Management's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. Wellington Management will promptly communicate to the Board of Directors such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by Wellington Management hereunder, HIFSCO shall pay to Wellington Management, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, based upon the following annual rates and calculated based upon the average daily net asset values of each of the Portfolios as follows:

ITT HARTFORD SMALL COMPANY FUND, ITT HARTFORD CAPITAL APPRECIATION FUND AND ITT HARTFORD INTERNATIONAL OPPORTUNITIES FUND.

NET ASSET VALUE	ANNUAL RATE
First $50,000,000	0.40%
Next $100,000,000	0.30%
Next $350,000,000	0.25%
Next $500,000,000	0.20%
Over $1 Billion	0.175%

ITT HARTFORD DIVIDEND AND GROWTH FUND, ITT HARTFORD STOCK FUND AND ITT HARTFORD ADVISERS FUND.

NET ASSET VALUE	ANNUAL RATE
First $50,000,000	0.325%
Next $100,000,000	0.25%
Next $350,000,000	0.20%
Next $500,000,000	0.15%
Over $1 Billion	0.125%

Wellington Management may waive all or a portion of its fees from time to time as agreed between the parties.

3

<PAGE>

If it is necessary to calculate the fee for a period of time which is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) Wellington Management will bear all expenses in connection with the performance of its services under this Agreement.

(c) Wellington Management will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) Wellington Management agrees to notify HIFSCO of any change in Wellington Management's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. Wellington Management shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as Wellington Management shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect Wellington Management, and Wellington Management shall indemnify HIFSCO, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to Wellington Managements' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Agreement shall become effective on March 3, 1997 and shall continue in effect through July 22, 1998. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority

of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

4

<PAGE>

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by HIFSCO on written notice to Wellington Management, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by Wellington Management on ninety days' prior written notice to HIFSCO, but such termination will not be effective until HIFSCO shall have contracted with one or more persons to serve as a successor Sub-Adviser for the Portfolio (or HIFSCO or an affiliate of HIFSCO agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between HIFSCO and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of Wellington Management to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of Wellington Management to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. HIFSCO agrees that neither it nor any affiliate of HIFSCO will use Wellington Management's name or refer to Wellington Management or Wellington Management's clients in marketing and promotional materials without prior notification to and authorization by Wellington Management, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

5

<PAGE>

13. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

14. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

6

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 3rd day of March, 1997.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

By: /s/ Joseph H. Gareau

Name: Joseph H. Gareau
Title: Executive Vice President

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ Robert W. Doran

Name: Robert W. Doran
Title: Chairman

<DOCUMENT>
<TYPE>EX-99.D.XIII
<SEQUENCE>14
<FILENAME>b45788h1exv99wdwxiii.txt
<DESCRIPTION>AMEND. #4 TO INVEST.SUBADV. AGRMT. W/ WELLINGTON
<TEXT>
<PAGE>

EXHIBIT 99.d(xiii)

AMENDMENT NUMBER 4 TO
INVESTMENT SUB-ADVISORY AGREEMENT

The Investment Sub-Advisory Agreement between Hartford Investment Financial Services Company and Wellington Management Company, LLP ("Wellington Management") dated March 3, 1997, as amended (the "Agreement") is hereby amended to include The Hartford Global Health Fund and The Hartford Global Technology Fund (the "New Funds") as two new Portfolios. All provisions in the Agreement shall apply to the New Funds except as stated below.

The sub-advisory fee for the New Funds shall be accrued daily and paid quarterly, based upon the following annual rates and upon the calculated daily net asset value of each New Fund:

<TABLE>
<CAPTION>

Net Asset Value	Annual Rate
<S>	<C>
First $100,000,000	.45%
Next $400,000,000	.35%
Amount Over $500,000,000	.30%

</TABLE>

Wellington Management will waive sub-advisory fees on the first $50 million of assets (excluding seed money) for each New Fund.

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 28 day of April, 2000.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President, Investments

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ Duncan M. McFarland

Duncan M. McFarland
President and Chief Executive Officer

</TEXT>
</DOCUMENT>

EX-99.BD.(II) 4 a09-31922_1ex99dbddii.htm EX-99.BD.(II)

Exhibit 99.Bd.(ii)

EXHIBIT D.(II)
INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company (the "Adviser") and Wellington Management Company, LLP, a Massachusetts limited liability partnership (the "Sub-Adviser").

WHEREAS, the Adviser has entered into an agreement for the provision of investment management services to The Hartford Mutual Funds, Inc. (the "Company"), including each of its series listed on Schedule A hereto, as it may be amended from time to time, (each a "Portfolio" and together the "Portfolios"); and

WHEREAS, the Adviser wishes to engage the services of the Sub-Adviser as sub-adviser to the Portfolios listed in Schedule A, as it may be amended from time to time; and

WHEREAS, the Sub-Adviser is willing to provide investment advisory services to the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. The Adviser hereby employs the Sub-Adviser to serve as sub-adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and the Sub-Adviser hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. The Sub-Adviser shall evaluate and implement an investment program appropriate for each Portfolio, which program shall be amended and updated from time to time as financial and other economic conditions change as determined by the Adviser and the Sub-Adviser.

3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include the Sub-Adviser's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to the Adviser for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from the Adviser, and subject further to

such policies and instructions as the Board of Directors or the Adviser may from time to time establish and deliver to the Sub-Adviser.

In addition, the Sub-Adviser will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; and (b) Section 851(b)(3) of the Code regarding diversification of the Portfolios' assets.

6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, the Sub-Adviser shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors or the Adviser may issue from time to time, the Sub-Adviser may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Portfolios and the Sub-Adviser's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Sub-Adviser will promptly communicate to the Board of Directors or the Adviser such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by the Sub-Adviser hereunder, the Adviser shall pay to the Sub-Adviser, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, as shown on Schedule B attached hereto.

The Sub-Adviser may waive all or a portion of its fees from time to time as agreed between the parties.

If it is necessary to calculate the fee for a period of time that is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) The Sub-Adviser will bear all expenses in connection with the performance of its services under this Agreement.

(c) The Sub-Adviser will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) The Sub-Adviser agrees to notify the Adviser of any change in the Sub-Adviser's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. The Sub-Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as the Sub-Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Sub-Adviser, and the Sub-Adviser shall indemnify the Adviser, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to the Sub-Advisers' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Sub-Advisory Agreement shall become effective on October 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by the Adviser on written notice to the Sub-Adviser, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by the Sub-Adviser on ninety days' prior written notice to the Adviser, but such termination will not be effective until the Adviser shall have contracted with one or more persons to serve as a successor sub-adviser for the Portfolio (or the Adviser or an affiliate of the Adviser agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between the Adviser and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of the Sub-Adviser to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Sub-Adviser to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. The Adviser agrees that neither it nor any affiliate of the Adviser will use the Sub-Adviser's name or refer to the Sub-Adviser or the Sub-Adviser's clients in marketing and promotional materials without prior notification to and authorization by the Sub-Adviser, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

14. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of October 1, 2009.

Hartford Investment Financial Services, LLC

By: /s/ Robert M. Arena, Jr.
Name: Robert M. Arena, Jr.
Title: President

Wellington Management
Company, LLP

By: /s/ Brendan J. Swords
Name: Brendan J. Swords
Title: Senior Vice President

Schedule A

List of Funds

THE HARTFORD MUTUAL FUNDS, INC.
ON BEHALF OF:

The Hartford Advisers Fund
The Hartford Balanced Income Fund
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Disciplined Equity Fund
The Hartford Diversified International Fund
The Hartford Dividend and Growth Fund
The Hartford Equity Income Fund
The Hartford Fundamental Growth Fund
The Hartford Global Equity Fund
The Hartford Global Growth Fund
The Hartford Global Health Fund
The Hartford International Growth Fund
The Hartford International Opportunities Fund
The Hartford International Small Company Fund
The Hartford MidCap Fund
The Hartford MidCap Value Fund
The Hartford Small Company Fund
The Hartford Stock Fund
The Hartford Value Fund

Schedule B

Sub-Adviser Compensation

Advisers Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.2200%
Next $100 million	0.1800%
Next $350 million	0.1500%
Amount over $500 million	0.1250%

Balanced Income Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.2700%
Next $250 million	0.2200%
Next $500 million	0.2100%
Amount over $1 billion	0.1700%

Capital Appreciation Fund

Average Daily Net Assets	Annual Rate
All Assets	0.2500%

Capital Appreciation II Fund and Global Equity Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.5000%
Next $250 million	0.4500%
Next $500 million	0.4000%
Amount Over $1 billion	0.3500%

Disciplined Equity Fund, Dividend and Growth Fund and Stock Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.3250%
Next $100 million	0.2500%
Next $350 million	0.2000%
Amount over $500 million	0.1500%

Diversified International Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.5300%
Next $250 million	0.4800%
Next $500 million	0.4300%
Amount over $1 billion	0.4100%

Equity Income Fund and Value Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.3500%
Next $100 million	0.2750%
Next $350 million	0.2250%
Amount over $500 million	0.1750%

Fundamental Growth Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Amount over $150 million	0.2500%

Global Growth Fund and International Opportunities Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2000%

Global Health Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.4500%
Next $400 million	0.3500%
Amount over $500 million	0.3000%

International Growth Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2250%

International Small Company Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3500%
Amount over $150 million	0.2750%

MidCap Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2167%

Effective January 1, 2010 the fee schedule for the MidCap Fund is restated as follows:

MidCap Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2333%

MidCap Value Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2167%

Small Company Fund

Average Daily Net Assets	Annual Rate
All Assets	0.3750%

EXHIBIT 14

<DOCUMENT>
<TYPE>EX-99.(D).2
<SEQUENCE>7
<FILENAME>c66424bex99-d_2.txt
<DESCRIPTION>INVESTMENT SUB-ADVISORY AGREEMENT
<TEXT>
<PAGE>

EXHIBIT(d).2

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company ("HIFSCO") and Wellington Management Company, LLP, a Massachusetts limited liability partnership ("Wellington Management").

WHEREAS, HIFSCO has entered into an agreement for the provision of investment management services to Hartford-Fortis Series Fund, Inc. (the "Company"), and

WHEREAS, HIFSCO wishes to engage the services of Wellington Management as Sub-Adviser to each series of shares of the Company listed on Attachment A (each, a "Portfolio" and together the "Portfolios"), and

WHEREAS, Wellington Management is willing to perform advisory services on behalf of the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. HIFSCO hereby employs Wellington Management to serve as Sub-Adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and Wellington Management hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. Wellington Management shall evaluate and implement an investment program appropriate for each Portfolio which program shall be amended and updated from time to time as financial and other economic conditions change as determined by HIFSCO and Wellington Management.

3. Wellington Management, in consultation with HIFSCO when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. Wellington Management will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include Wellington Management's economic outlook and

<PAGE>

investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to HIFSCO for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. Wellington Management shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from HIFSCO, and subject further to such policies and instructions as the Board of Directors or HIFSCO may from time to time establish and deliver to Wellington Management.

   In addition, Wellington Management will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities, and (b) Section 851(b)(4) of the Code regarding diversification of the Portfolios' assets.

6. Wellington Management will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, Wellington Management shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time, Wellington Management may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if Wellington Management determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or Wellington Management's overall responsibilities with respect to the Portfolios and Wellington Management's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. Wellington Management will promptly communicate to the Board of Directors such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by Wellington Management hereunder, HIFSCO shall pay to Wellington Management, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, based upon the following annual rates and calculated based upon the average daily net asset values of each of the Portfolios as follows:

<PAGE>

<Table>
<Caption>

<S>	Assets <C>	Annual Rate <C>
The Hartford SmallCap Growth Fund	First $50 Million	0.400%
The Hartford Growth Opportunities Fund	Next $100 Million	0.300%
The Hartford Value Opportunities Fund	Next $350 Million	0.250%
	Over $500 Million	0.200%
The Hartford Growth Fund	First $50 Million	0.400%
	Next $100 Million	0.300%
	Next $350 Million	0.250%
	Next $500 Million	0.200%
	Over $1 Billion	0.175%

</Table>

Wellington Management may waive all or a portion of its fees from time to time as agreed between the parties.

If it is necessary to calculate the fee for a period of time which is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) Wellington Management will bear all expenses in connection with the performance of its services under this Agreement.

(c) Wellington Management will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) Wellington Management agrees to notify HIFSCO of any change in Wellington Management's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. Wellington Management shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as Wellington Management shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect Wellington Management, and Wellington Management shall indemnify HIFSCO, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to Wellington Management's' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

3

<PAGE>

9. (a) This Agreement shall become effective on February 19, 2002 and

shall continue in effect through February 18, 2004. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by HIFSCO on written notice to Wellington Management, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by Wellington Management on ninety days' prior written notice to HIFSCO, but such termination will not be effective until HIFSCO shall have contracted with one or more persons to serve as a successor Sub-Adviser for the Portfolio (or HIFSCO or an affiliate of HIFSCO agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between HIFSCO and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of Wellington Management to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of Wellington Management to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. HIFSCO agrees that neither it nor any affiliate of HIFSCO will use Wellington Management's name or refer to Wellington Management or Wellington Management's clients in marketing and promotional materials without prior notification to and authorization by Wellington Management, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

14. To the extent that federal securities laws do not apply, this Agreement and ail performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

4

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 19th day of February 2002.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By: /s/ David M. Znamierowski

Name: David M. Znamierowski
Title: Senior Vice President

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ Duncan McFarland

Name: Duncan McFarland
Title: President

5

<PAGE>

ATTACHMENT A

The Hartford SmallCap Growth Fund

The Hartford Growth Opportunities Fund

The Hartford Growth Fund

The Hartford Value Opportunities Fund

6

</TEXT>
</DOCUMENT>

EX-99.B.D.(III) 5 a10-3582_1ex99dbdddiii.htm EX-99.99.D.(III)

Exhibit 99.B.d.(iii)

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company (the "Adviser") and Wellington Management Company, LLP, a Massachusetts limited liability partnership (the "Sub-Adviser").

WHEREAS, the Adviser has entered into an agreement for the provision of investment management services to The Hartford Mutual Funds II, Inc. (the "Company"), including each of its series listed on Schedule A hereto, as it may be amended from time to time, (each a "Portfolio" and together the "Portfolios"); and

WHEREAS, the Adviser wishes to engage the services of the Sub-Adviser as sub-adviser to the Portfolios listed in Schedule A, as it may be amended from time to time; and

WHEREAS, the Sub-Adviser is willing to provide investment advisory services to the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. The Adviser hereby employs the Sub-Adviser to serve as sub-adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and the Sub-Adviser hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. The Sub-Adviser shall evaluate and implement an investment program appropriate for each Portfolio, which program shall be amended and updated from time to time as financial and other economic conditions change as determined by the Adviser and the Sub-Adviser.

3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include the Sub-Adviser's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to the Adviser for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from the Adviser, and subject further to

such policies and instructions as the Board of Directors or the Adviser may from time to time establish and deliver to the Sub-Adviser.

In addition, the Sub-Adviser will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; and (b) Section 851(b)(3) of the Code regarding diversification of the Portfolios' assets.

6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, the Sub-Adviser shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors or the Adviser may issue from time to time, the Sub-Adviser may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Portfolios and the Sub-Adviser's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Sub-Adviser will promptly communicate to the Board of Directors or the Adviser such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by the Sub-Adviser hereunder, the Adviser shall pay to the Sub-Adviser, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, as shown on Schedule B attached hereto.

The Sub-Adviser may waive all or a portion of its fees from time to time as agreed between the parties.

If it is necessary to calculate the fee for a period of time that is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) The Sub-Adviser will bear all expenses in connection with the performance of its services under this Agreement.

(c) The Sub-Adviser will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) The Sub-Adviser agrees to notify the Adviser of any change in the Sub-Adviser's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. The Sub-Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as the Sub-Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Sub-Adviser, and the Sub-Adviser shall indemnify the Adviser, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to the Sub-Advisers' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Sub-Advisory Agreement shall become effective on October 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by the Adviser on written notice to the Sub-Adviser, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by the Sub-Adviser on ninety days' prior written notice to the Adviser, but such termination will not be effective until the Adviser shall have contracted with one or more persons to serve as a successor sub-adviser for the Portfolio (or the Adviser or an affiliate of the Adviser agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between the Adviser and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of the Sub-Adviser to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Sub-Adviser to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. The Adviser agrees that neither it nor any affiliate of the Adviser will use the Sub-Adviser's name or refer to the Sub-Adviser or the Sub-Adviser's clients in marketing and promotional materials without prior notification to and authorization by the Sub-Adviser, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

14. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of October 1, 2009.

Hartford Investment Financial Services, LLC

By:/s/ Robert M. Arena
Name: Robert M. Arena, Jr.
Title: President

Wellington Management
Company, LLP

By:/s/Brendan Swords
Name: Brendan Swords
Title: Senior Vice President

Schedule A

List of Funds

THE HARTFORD MUTUAL FUNDS II, INC.
ON BEHALF OF:

The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Value Opportunities Fund

Schedule B

Sub-Adviser Compensation

Growth Fund, SmallCap Growth Fund and Value Opportunities Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2000%

Growth Opportunities Fund

Average Daily Net Assets	Annual Rate
All Assets	0.2700%

EXHIBIT 15

EXHIBIT 5.4

INVESTMENT SERVICES AGREEMENT WITH
HARTFORD INVESTMENT MANAGEMENT COMPANY

<PAGE>

INVESTMENT SERVICES AGREEMENT

This investment services agreement made by and between Hartford Investment Financial Services Company, a Delaware corporation ("HIFSCO") and The Hartford Investment Management Company, a Delaware corporation ("HIMCO").

WHEREAS, HIFSCO has entered into an agreement for the provision of investment management services (the "Principal Advisory Contract") to the ITT Hartford Mutual Funds, Inc. (the "Company") currently comprised of the ITT Hartford Small Company Fund, ITT Hartford Capital Appreciation Fund, ITT Hartford International Opportunities Fund, ITT Hartford Dividend and Growth Fund, ITT Hartford Stock Fund, ITT Hartford Advisers Fund, ITT Hartford Bond Income Strategy Fund and ITT Hartford Money Market Fund, and

WHEREAS, HIFSCO wishes to engage HIMCO to provide investment management services to the ITT Hartford Bond Income Strategy Fund and ITT Hartford Money Market Fund (each a "Portfolio" and together the "Portfolios"), and

WHEREAS, HIMCO is willing to perform such services on behalf of the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. HIFSCO hereby employs HIMCO to provide investment management services with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and HIMCO hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. HIMCO shall evaluate and implement an investment program appropriate for each Portfolio which shall be amended and updated from time to time as financial and other economic conditions change as determined by HIFSCO and HIMCO.

3. HIMCO, in consultation with HIFSCO when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other
<PAGE>
non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. HIMCO will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include HIMCO's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to HIFSCO for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. HIMCO shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from HIFSCO, and subject further to such policies and instructions as the Board of Directors of HIFSCO may from time to time establish and deliver to HIMCO.

6. HIMCO will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, HIMCO shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time, HIMCO may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if HIMCO determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or HIMCO's overall responsibilities with respect to the Portfolios and HIMCO's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. HIMCO will promptly communicate to the Board of Directors such information relating to portfolio transactions as they may reasonably request.

7. As compensation for the performance of the services by HIMCO hereunder, HIFSCO shall, as promptly as possible after the last day of each calendar

2

<PAGE>

year quarter, pay HIMCO the equivalent of all direct and indirect expenses incurred in the performance of its duties under this Agreement.

8. HIMCO shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as HIMCO shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect HIMCO against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Agreement shall become effective on March 3, 1997, shall continue in effect for the same term as the Principal Advisory Contract and shall be submitted to the Company's Board of Directors for reapproval at the same time as the Principal Advisory Contract. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by HIFSCO on sixty days' prior written notice to HIMCO, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by HIMCO on sixty days' prior written notice to HIFSCO, but such termination will not be effective until HIFSCO shall have contracted with one or more persons to serve as a successor to HIMCO for the Portfolio (or HIMCO or an affiliate of HIMCO agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the investment management agreement between HIFSCO and the Company of even date herewith.

3

<PAGE>

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of HIMCO to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of HIMCO to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. It is the intention of the parties hereto that by this Agreement HIMCO shall provide HIFSCO with such investment management and advisory services as may be required by HIFSCO in managing and advising the Portfolios pursuant to the terms of the Principal Advisory Contract. No provision of this Agreement shall be construed or interpreted to grant HIMCO any right or authority not granted to HIFSCO under the Principal Advisory Contract, or to impose on HIMCO any duty or obligation not otherwise imposed on HIFSCO under the Principal Advisory Contract.

12. HIFSCO agrees that neither it nor any affiliate of HIFSCO will use HIMCO's name or refer to HIMCO or HIMCO's clients in marketing and promotional materials without prior notification to and authorization by HIMCO, such authorization not to be unreasonably withheld.

13. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

14. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

15. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of

<PAGE>

Connecticut which apply to contracts made and to be performed in the State of Connecticut.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 3rd day of March, 1997.

HARTFORD INVESTMENT FINANCIAL
SERVICES COMPANY

/s/ Joseph H. Gareau

By: Joseph H. Gareau
Title: Executive Vice President

THE HARTFORD INVESTMENT
MANAGEMENT COMPANY

/s/ Andrew W. Kohnke

By: Andrew W. Kohnke
Title: Managing Director

<DOCUMENT>
<TYPE>EX-99.D.XVIII
<SEQUENCE>18
<FILENAME>b45788h1exv99wdwxviii.txt
<DESCRIPTION>AMEND. #2 TO INVEST. SERVICES AGRMT. W/ HARTFORD
<TEXT>
<PAGE>

EXHIBIT 99.d(xviii)

AMENDMENT NUMBER 2 TO
INVESTMENT SERVICES AGREEMENT

Pursuant to the Investment Services Agreement between Hartford Investment Financial Services, LLC (formerly known as Hartford Investment Financial Services Company) and Hartford Investment Management Company (formerly known as The Hartford Investment Management Company) dated as of March 3, 1997 (the "Agreement"), THE HARTFORD INCOME FUND, THE HARTFORD INFLATION PLUS FUND, THE HARTFORD SHORT DURATION FUND, THE HARTFORD TAX-FREE CALIFORNIA FUND and THE HARTFORD TAX-FREE NEW YORK FUND are hereby included in the Agreement as Portfolios. All provisions in the Agreement shall apply to the management of The Hartford Income Fund, The Hartford Inflation Plus Fund, The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund.

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 31st day of October 2002.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President, Investments

HARTFORD INVESTMENT MANAGEMENT COMPANY

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.D(XLII)
<SEQUENCE>5
<FILENAME>b66644a1exv99wdxxliiy.txt
<DESCRIPTION>EX-99.D(XLII) AMENDMENT #10
<TEXT>
<PAGE>

AMENDMENT NUMBER 10 TO
INVESTMENT SERVICES AGREEMENT

Pursuant to the Investment Services Agreement between Hartford Investment Financial Services, LLC (formerly known as Hartford Investment Financial Services Company) and Hartford Investment Management Company (formerly known as The Hartford Investment Management Company) dated March 3, 1997, (the "Agreement"), THE HARTFORD BALANCED ALLOCATION FUND, THE HARTFORD CONSERVATIVE ALLOCATION FUND, THE HARTFORD EQUITY GROWTH ALLOCATION FUND, THE HARTFORD GROWTH ALLOCATION FUND, AND THE HARTFORD INCOME ALLOCATION FUND (the "Funds") are hereby included in the Agreements as Portfolios. All provisions in the Agreement shall apply to the management of the Funds.

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed effective August 1, 2007.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By: /s/ John C. Walters

Name: John C. Walters
Title: President

HARTFORD INVESTMENT MANAGEMENT COMPANY

By: /s/ David M. Znamierowski

Name: David M. Znamierowski
Title: President

</TEXT>
</DOCUMENT>

EX-99.BD.(III) 5 a09-31922_1ex99dbddiii.htm EX-99.BD.(III)

Exhibit 99.Bd.(iii)

EXHIBIT D.(III)
INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company (the "Adviser") and Hartford Investment Management Company, a Delaware corporation (the "Sub-Adviser").

WHEREAS, the Adviser has entered into an agreement for the provision of investment management services to The Hartford Mutual Funds, Inc. (the "Company"), including each of its series listed on Schedule A hereto, as it may be amended from time to time, (each a "Portfolio" and together the "Portfolios"); and

WHEREAS, the Adviser wishes to engage the services of the Sub-Adviser as sub-adviser to the Portfolios listed in Schedule A, as it may be amended from time to time; and

WHEREAS, the Sub-Adviser is willing to provide investment advisory services to the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. The Adviser hereby employs the Sub-Adviser to serve as sub-adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and the Sub-Adviser hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. The Sub-Adviser shall evaluate and implement an investment program appropriate for each Portfolio, which program shall be amended and updated from time to time as financial and other economic conditions change as determined by the Adviser and the Sub-Adviser.

3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include the Sub-Adviser's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to the Adviser for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from the

Adviser, and subject further to such policies and instructions as the Board of Directors or the Adviser may from time to time establish and deliver to the Sub-Adviser.

In addition, the Sub-Adviser will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; and (b) Section 851(b)(3) of the Code regarding diversification of the Portfolios' assets.

6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, the Sub-Adviser shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors or the Adviser may issue from time to time, the Sub-Adviser may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Portfolios and the Sub-Adviser's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Sub-Adviser will promptly communicate to the Board of Directors or the Adviser such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by the Sub-Adviser hereunder, the Adviser, as promptly as possible after the last day of each calendar year quarter, will pay the Sub-Adviser the equivalent of all direct and indirect expenses incurred in connection with the performance of its duties under this Agreement, as set forth in Schedule B attached hereto.

(b) The Sub-Adviser will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(c) The Sub-Adviser agrees to notify the Adviser of any change in the Sub-Adviser's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. The Sub-Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as the Sub-Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Sub-Adviser, and the Sub-Adviser shall indemnify the Adviser, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to the Sub-Adviser's willful misfeasance, bad faith or negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Sub-Advisory Agreement shall become effective on October 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this

Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by the Adviser on written notice to the Sub-Adviser, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by the Sub-Adviser on ninety days' prior written notice to the Adviser, but such termination will not be effective until the Adviser shall have contracted with one or more persons to serve as a successor sub-adviser for the Portfolio (or the Adviser or an affiliate of the Adviser agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between the Adviser and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. The Adviser represents and warrants to the Sub-Adviser, on an on-going basis, that:

(a) Each Portfolio is a "Qualified Purchaser" within the meaning of Investment Company Act of 1940; and

(b) Each Portfolio is a "Qualified Eligible Person" as defined in the Commodity Futures Trading Commission ("CFTC") Rule 4.7, and is either a member of, or exempt from any requirement to become a member of, the National Futures Association, and will maintain and renew such membership or exemption during the term of this Agreement.

(c) The Adviser acknowledges that the Sub-Adviser has been authorized to invest in futures and other exchange traded derivatives for each Portfolio (other than The Hartford Money Market Fund and Hartford Money Market HLS Fund). In order to invest in such futures and exchange traded derivatives, the Sub-Adviser (which is registered with the CFTC as a Commodities Trading Adviser) intends to operate each Portfolio as an exempt account under CFTC Rule 4.7.

PURSUANT TO AN EXEMPTION FROM THE COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH ACCOUNTS OF QUALIFIED ELIGIBLE PERSONS, THIS AGREEMENT IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMODITY FUTURES TRADING COMMISSION. THE COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A TRADING PROGRAM OR UPON THE ADEQUACY OR ACCURACY OF COMMODITY TRADING ADVISOR DISCLOSURE. CONSEQUENTLY, THE COMMODITY FUTURES TRADING COMMISSION HAS NOT REVIEWED OR APPROVED THIS AGREEMENT.

11. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of the Sub-Adviser to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Sub-Adviser to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

12. The Adviser agrees that neither it nor any affiliate of the Adviser will use the Sub-Adviser's name or refer to the Sub-Adviser or the Sub-Adviser's clients in marketing and promotional materials without prior notification to and authorization by the Sub-Adviser, such authorization not to be unreasonably withheld.

13. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

14. This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

15. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

16. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of October 1, 2009.

Hartford Investment Financial Services, LLC

By: /s/Robert M. Arena, Jr.
Name: Robert M. Arena, Jr.
Title: President

Hartford Investment Management Company

By: /s/James Scott Fox
Name: James Scott Fox
Title: Chief Operating Officer and Managing Director

Schedule A

List of Funds

THE HARTFORD MUTUAL FUNDS, INC.
ON BEHALF OF:

The Hartford Balanced Allocation Fund
The Hartford Conservative Allocation Fund
The Hartford Equity Growth Allocation Fund
The Hartford Floating Rate Fund
The Hartford Global Enhanced Dividend Fund
The Hartford Growth Allocation Fund
The Hartford High Yield Fund
The Hartford High Yield Municipal Bond Fund
The Hartford Income Fund
The Hartford Income Allocation Fund
The Hartford Inflation Plus Fund
The Hartford MidCap Growth Fund
The Hartford Money Market Fund
The Hartford Select MidCap Value Fund
The Hartford Short Duration Fund
The Hartford Small Company Fund
The Hartford Strategic Income Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2015 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2025 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Target Retirement 2035 Fund
The Hartford Target Retirement 2040 Fund
The Hartford Target Retirement 2045 Fund
The Hartford Target Retirement 2050 Fund
The Hartford Total Return Bond Fund

Schedule B

Sub-Adviser Compensation

Average Daily Net Assets	Annual Rate
All Assets	At Cost

EXHIBIT 16

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 8750 / November 8, 2006

SECURITIES EXCHANGE ACT OF 1934
Release No. 54720 / November 8, 2006

INVESTMENT ADVISERS ACT OF 1940
Release No. 2567 / November 8, 2006

INVESTMENT COMPANY ACT OF 1940
Release No. 27549 / November 8, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12476

In the Matter of

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC, HL INVESTMENT ADVISORS, LLC, AND HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.,

Respondents.

ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933, SECTION 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT of 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted against: (1) Hartford Investment Financial Services, LLC ("Hartford Investment") pursuant to Section 8A of the Securities Act of 1933 ("Securities Act"), Section 15(b) of the Securities Exchange Act of 1934 ("Exchange Act"), Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act"); (2) HL Investment Advisors, LLC ("HL Advisors") pursuant to Section 8A of the Securities Act, Sections 203(e) and 203(k) of the Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act; and (3) Hartford Securities Distribution Company, Inc. ("Hartford Distribution") pursuant to Section 8A of the Securities Act, Section 15(b) of the Exchange Act, Section 203(k) of the Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act.

II.

In anticipation of the institution of these proceedings, the Respondents have submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Section 15(b) of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds[1] that:

Respondents

1. **Hartford Investment Financial Services, LLC** is a Delaware limited liability company located in Simsbury, Connecticut. It has been registered as both an investment adviser and broker-dealer with the Commission since 1997. Hartford Investment is the investment adviser, distributor and underwriter for the 51 Hartford retail mutual funds; 44 of which are series of the Hartford Mutual Funds, Inc. and 7 of which are series of The Hartford Mutual Funds II, Inc. (collectively the "Retail Funds"). Hartford Investment is responsible for managing the investment activities of the Retail Funds either directly or through subadvisers it selects. As of June 30, 2005, Hartford Investment managed approximately $26.7 billion in assets.

2. **HL Investment Advisors, LLC** is a Connecticut limited liability company located in Simsbury, Connecticut. It has been registered as an investment adviser with the Commission since 1986. HL Advisors is the investment adviser for the 36 funds supporting Hartford's variable and fixed annuity products; 26 of which are series of the Hartford HLS Series Funds, Inc. and 10 of which are series of the Hartford HLS Series Funds II, Inc. (collectively the "HLS Funds"). These two series funds constitute the only investment options underlying the variable annuities

[1] The findings herein are made pursuant to Respondents' Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

and variable insurance products. HL Advisors is responsible for managing the investment activities of the Hartford HLS Funds either directly or through subadvisers it selects. As of June 30, 2005, HL Advisors managed approximately $58.8 billion in assets.

3. **Hartford Securities Distribution Company, Inc.** is a Connecticut corporation located in Simsbury, Connecticut. Hartford Distribution has been registered as a broker-dealer with the Commission since 1995. Hartford Distribution is the distributor and underwriter for the HLS Funds and group and registered annuity products. Prior to November 1, 1998, Hartford Distribution also served as the distributor and underwriter for the Retail Funds, after which Hartford Investment replaced Hartford Distribution in that role.

Other Relevant Entity

4. **Hartford Life, Inc. ("Hartford Life")** is a Delaware corporation located in Simsbury, Connecticut and is the parent company to Hartford Investment, HL Advisors, and Hartford Distribution, among others. The Respondents are operated by many of the same officers and employees. They also share finance, legal and administrative functions. As a result, each Respondent knew of the role the others played with respect to shelf space and directed brokerage. Hartford Financial Services Group, Inc. ("Hartford") is the parent company to Hartford Life. Hartford is one of the nation's largest financial services and insurance companies, with 2004 revenues of $22.7 billion. As of September 30, 2005, Hartford had total assets of $280.5 billion. The financial information of Hartford Investment, HL Advisors, and Hartford Distribution is incorporated in the consolidated financial statements of Hartford Life, which, in turn, is incorporated in the consolidated financial statements of Hartford.

Overview

5. Between 2000 and 2003, Hartford offered and sold more than 20 million shares of the Retail Funds and 44 million shares of the HLS Funds.

6. From at least January 2000 through December 2003, Hartford Investment and HL Advisors, with Hartford Distribution's knowledge, made material misrepresentations and omitted to state material facts to the Retail and HLS Funds' (collectively the "Funds") shareholders and Boards of Directors relating to their use of $51 million of Fund assets in the form of directed brokerage commissions to satisfy financial obligations to certain broker-dealers for the marketing and distribution of the Retail and HLS Funds.

Hartford Investment and Hartford Distribution Entered into Financial Arrangements with Broker-Dealers for Shelf Space

7. From at least January 2000 through December 2003, Hartford Investment and Hartford Distribution, with the knowledge and approval of HL Advisors, negotiated and entered into revenue sharing agreements with 73 broker-dealers as a *quid pro quo* for special marketing and distribution benefits for the Retail Funds and the HLS Funds, respectively.

8. Specifically, Hartford Investment and Hartford Distribution typically agreed to remunerate broker-dealers for the special marketing and distribution benefits based on either a specific percentage of gross sales of the Retail and HLS Funds or the value of Hartford Fund shares held by the broker-dealers' customers for more than one year ("aged assets"), or, in some cases, both.

9. The special marketing and distribution benefits that Hartford Investment, HL Advisors and Hartford Distribution received were referred to as "shelf space" and included: inclusion of the Funds on the broker-dealers' "preferred list" of mutual funds; participation in the broker-dealers' national and regional conferences which were held to educate and train registered representatives regarding the Retail and HLS Funds; access to the broker-dealers' sales force; links to Hartford's website from the broker-dealers' websites; and articles in the broker-dealers' publications highlighting new products and services.

10. The purpose behind these special marketing and distribution benefits was to incentivize broker-dealers to increase sales of the Retail and HLS Funds. Fund families that did not enter into shelf space arrangements typically did not receive these benefits. As the Funds' advisers, Hartford Investment and HL Advisors benefited from these special benefits because an increase in sales of Funds resulted in an increase in the investment management fee Hartford Investment and HL Advisors received. Likewise, as the Funds' distributors and underwriters, Hartford Investment and Hartford Distribution benefited because as sales of the Retail and HLS Funds increased, so did the amount of sales charges they received.

Hartford Investment and HL Advisors Represented in the Retail and HLS Funds' Public Filings That the Shelf Space Arrangements Were Not Paid For By Shareholders

11. The Retail and HLS Funds provided prospectuses and statements of additional information ("SAI") to Fund shareholders. Hartford Investment and HL Advisors prepared and distributed the Retail and HLS Funds' prospectuses and SAIs, and thus were responsible for ensuring that they were accurate.

12. Hartford Investment and HL Advisors made some disclosure of shelf space payments, but misrepresented that the shelf space was not paid for by shareholders. Specifically, Hartford Investment disclosed in its Retail Funds prospectuses that:

> ADDITIONAL COMPENSATION TO BROKERS: In addition to the commissions described above, the distributor pays additional compensation to dealers based on a number of factors described in the fund's statement of additional information. **This additional compensation is not paid by you.** [emphasis added]

13. Similarly, both the Retail and HLS Funds' SAI misrepresented that shareholders do not pay for shelf space. Specifically, the SAIs represented that Hartford Investment, Hartford Distribution and their affiliates pay, "out of their own assets," compensation to brokers-dealers for shelf space.

14. Contrary to those representations, Hartford Investment and Hartford Distribution often used the brokerage commissions generated by the Retail and HLS Funds portfolio transactions, which are assets of the Funds and their shareholders, to meet their financial obligations under the shelf space arrangements.

Hartford Investment and HL Advisors Used Directed Brokerage Commissions to Satisfy Hartford Investment and Hartford Distribution's Obligations Under the Shelf Space Arrangements

15. As part of their normal operations, the Retail and HLS Funds bought and sold securities through broker-dealers. Hartford Investment and HL Advisors retained an unaffiliated subadviser to, among other things, select broker-dealers to execute these transactions. Hartford Investment and HL Advisors, as the investment advisers for the Retail Funds and HLS Funds, respectively, paid commissions out of the Funds' assets to those broker-dealers for the portfolio transactions that they executed. As such, the assets used to pay these directed brokerage commissions were assets of the Funds.

16. Hartford Investment and HL Advisors used directed brokerage to meet Hartford Investment and Hartford Distribution's obligations under the shelf space arrangements. Had these obligations been satisfied with cash payments, those cash payments would have come from Hartford Life and its affiliates' assets. In order to reduce Hartford Life and its affiliates' expenses, officers of Hartford Investment and Hartford Distribution instructed their staff that it was their preference to satisfy the financial obligations under the shelf space arrangements by directing brokerage commissions to broker-dealers rather than paying in cash. In fact, between January 2000 and December 2003, Hartford Investment and Hartford Distribution successfully negotiated with at least 61 of the 73 broker-dealers with which they had shelf space arrangements the right to satisfy at least a portion of their financial obligations by directing a certain amount of portfolio transactions to those broker-dealers.

17. Hartford Investment and Hartford Distribution frequently calculated the amount of brokerage commissions to direct to a broker-dealer by projecting the sales of that particular broker-dealer for the next year and then multiplying an agreed upon percentage. The resulting dollar amount represented the amount of brokerage that Hartford Investment or HL Advisors would be required to direct to that broker-dealer to satisfy Hartford Investment and Hartford Distribution's financial obligations under the shelf space arrangements.

18. When Hartford Investment and HL Advisors used directed brokerage instead of cash to meet Hartford Investment and Hartford Distribution's obligations under the shelf space arrangements, they were often required to "gross up," or direct additional brokerage commissions to the broker-dealer above the agreed-upon cash amount, to cover the transaction costs associated with executing the fund portfolio transactions. Thus, Hartford Investment and HL Advisors had to direct an average of 1.3 times the amount of brokerage commissions that it would have paid in cash to satisfy an equivalent amount of their obligation under their shelf space arrangements.

19. Hartford Investment and Hartford Distribution treated the shelf space arrangements as payment obligations. They continually tracked the amount of brokerage commissions directed to broker-dealers so that they knew whether they were satisfying the terms of the shelf space arrangements. Hartford Investment and Hartford Distribution also received requests for payment from some of the broker-dealers that reflected the amount of directed brokerage that was due under the shelf space arrangements.

20. In addition, on several occasions Hartford Investment and HL Advisors adjusted the total amount of brokerage commissions that they directed to broker-dealers when sales of the Retail and HLS Funds by the broker-dealers were higher than projected and the amount previously directed would not satisfy Hartford Investment and Hartford Distribution's financial obligations under their shelf space arrangements.

21. Between January 2000 and December 2003, Hartford Investment and HL Advisors instructed the Retail and HLS Funds' subadviser to direct brokerage commissions totaling $51 million to broker-dealers to satisfy Hartford Investment and Hartford Distribution's *quid pro quo* shelf space obligations.

Hartford Investment and HL Advisors Omitted to State Material Facts to the Retail and HLS Funds' Shareholders Regarding the Use of Directed Brokerage

22. Hartford Investment and HL Advisors also omitted to state additional material facts to shareholders regarding the use of directed brokerage. Specifically, the Retail Funds' SAI and the HLS Funds' prospectus stated that they may direct brokerage commissions to broker-dealers who also sold shares of the Retail and HLS Funds. These representations were misleading.

23. Hartford Investment and HL Advisors did not merely direct fund portfolio transactions to broker-dealers in recognition of Fund shares sold by them. In fact, each year Hartford Investment and Hartford Distribution calculated their financial obligations to certain broker-dealers under the negotiated shelf space arrangements that Hartford Investment and Hartford Distribution had with these broker-dealers and directed the Funds' brokerage commissions to meet their obligations under those arrangements.

Hartford Investment and HL Advisors Did Not Follow Their Own Guidelines for Use of Directed Brokerage

24. During the relevant period, Hartford Investment, HL Advisors and Hartford Distribution had written guidelines relating to the direction of brokerage commissions to broker-dealers. They violated these guidelines by directing the Retail and HLS Funds' brokerage commissions to meet their financial obligations under the shelf space arrangements.

25. Under these guidelines, Hartford Investment, HL Advisors and Hartford Distribution were prohibited, among other things, from directing brokerage to broker-dealers in recognition of marketing or referral arrangements that would benefit them; directing a specific

percentage of brokerage commissions based on the broker-dealer's future sale or promised future sale of shares of the Funds; and directing brokerage to a broker-dealer in exchange for placement of the Funds on a preferred list. However, with respect to the shelf space arrangements discussed above, Hartford Investment, HL Advisors and Hartford Distribution in fact benefited from the increased sales in the form of increased management fees and/or sales charges; they routinely agreed to direct brokerage to a broker-dealer based on anticipated future sales of the Funds; and Hartford Investment and Hartford Distribution specifically negotiated shelf space arrangements in order for the Funds to be placed on broker-dealers' preferred lists and, in many cases, were included on a preferred list.

Hartford Investment, HL Advisors and Hartford Distribution Failed to Disclose the Use of Fund Assets to the Retail and HLS Funds' Boards

26. Despite their duty to do so, Hartford Investment and HL Advisors failed to disclose to the Retail and HLS Funds' Boards of Directors ("Boards") that Hartford Investment and Hartford Distribution had entered into shelf space arrangements and that they were meeting their financial obligations under those arrangements by directing brokerage commissions to broker-dealers which, in turn, gave rise to a conflict of interest.

27. Hartford Investment and HL Advisors, as fiduciaries, owed a duty to the Boards to tell them about the existence and details of the shelf space arrangements. However, Hartford Investment and HL Advisors failed to communicate to the Boards that Hartford Investment and Hartford Distribution negotiated with at least 61 broker-dealers from 2000 to 2003 to pay a specific percentage of gross sales and/or aged assets for special marketing and distribution services.

28. Likewise, Hartford Investment and HL Advisors failed to inform the Boards that Hartford Investment and Hartford Distribution negotiated the right to satisfy their financial obligations under the shelf space arrangements with directed brokerage paid with Fund assets rather than cash out of Hartford Life and its affiliates' assets.

29. During the relevant period, Hartford Distribution was required, pursuant to the Principal Underwriting Agreement that it executed with the Funds, to inform the Boards that it negotiated shelf space arrangements with broker-dealers and that under those arrangements it could satisfy its financial obligation with directed brokerage commissions paid from Fund assets instead of cash from Hartford's assets, yet failed to do so. Moreover, Hartford Distribution knew that neither Hartford Investment nor HL Advisors informed the Boards of that practice.

30. As a result, the Boards were not aware of and did not authorize Hartford Investment and Hartford Distribution's use of directed brokerage to satisfy their financial obligations under their shelf space arrangements. Furthermore, Hartford Investment and HL Advisors deprived the Boards of the opportunity to exercise their independent judgment to decide how to use fund assets in accordance with the best interests of the Retail and HLS Funds' shareholders.

Violations

31. Sections 17(a)(2) and 17(a)(3) of the Securities Act generally prohibit any person, in the offer or sale of securities, from making any untrue statement of a material fact, or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or engaging in any transaction, practice or course of business which operates or would operate as a fraud or deceit upon the purchaser.

32. Section 206(2) of the Advisers Act prohibits an investment adviser from engaging in any transaction, practice or course of business which operates as a fraud or deceit upon any client or prospective client.

33. Section 34(b) of the Investment Company Act prohibits any person from making any untrue statement of a material fact, or omitting to state any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading, in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act.

34. As a result of the conduct described above,

a. Hartford Investment and HL Advisors willfully[2] violated Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 206(2) of the Advisers Act and Section 34(b) of the Investment Company Act.

b. Hartford Distribution caused and willfully aided and abetted Hartford Investment and HL Advisors' violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act and Section 206(2) the Advisers Act.

Undertakings

35. The Respondents have voluntarily undertaken the following:

a. The Respondents formed a Disclosure Review Committee designed to ensure that prospectus and SAI disclosures for investment products are accurate, appropriate, timely and, where appropriate, consistent. The Committee includes senior business leaders, compliance officers and attorneys.

b. The Respondents have appointed a senior level employee to implement the following written policies and procedures:

[2] "Willfully" as used in this Order means intentionally committing the act which constitutes the violation, Cf. Wonsover v. SEC, 205 F.3d 408, 414 (D.C. Cir. 2000); Tager v. SEC, 344 F.2d 5, 8 (2d Cir. 1965).

i. all revenue sharing arrangements relating to the sale of fund shares must be in writing and in a form approved by the chief legal officer of Hartford Life or his delegate.

ii. all revenue sharing arrangements relating to the sale of variable annuities offering investment in Hartford Separate Accounts that invest in the Hartford HLS Funds must be in writing and in a form approved by Hartford Life's chief legal officer or his delegate.

36. The Respondents agree to undertake the following:

a. Within 90 days of the entry of the Order, the Respondents shall appoint a senior level employee who shall be responsible for the following:

i. oversight over compliance matters related to: preventing and detecting conflicts of interests related to the Investment Products Division's lines of businesses; breaches of fiduciary duty by the Respondents; violations of the federal securities laws by the Respondents; and the creation and maintenance of policies, procedures and/or guidelines relating to the compliance matters listed in this paragraph.

ii. procedures designed to ensure that when the Respondents, or any subadviser retained by the Respondents, place trades with a broker-dealer that also sells Retail and HLS Funds shares, the person responsible for selecting such broker-dealer is not informed by Respondents of, and does not take into account, the broker-dealer's promotion or sale of Retail and HLS Funds shares.

b. The Respondents will annually submit, for review and approval by the Retail and HLS Funds' Boards, any changes in the disclosures that the Funds will include in the Funds' prospectuses and SAIs about payments made by Respondents, or any of their affiliates, to broker-dealers or other intermediaries relating to the sale of the Retail and HLS Funds shares in addition to dealer concessions, shareholder servicing payments, and payments for services that the Respondents, or any of their affiliates, otherwise would provide, such as sub-accounting. The disclosures shall state whether such payments are intended to compensate broker-dealers for various services, including, without limitation, placement on the broker-dealers' preferred or recommended fund list, education of personnel, marketing support and other specified services.

c. The Respondents will make annual presentations to the Compliance Committee for the Retail and HLS Funds' Boards which shall include an overview of its revenue sharing arrangements and policies, any material changes to such policies, the number and types of such arrangements, the types of services received, the identity of participating broker-dealers and the total dollar amounts paid.

d. Within 90 days of the entry of the Order, the Respondents shall establish an Internal Compliance Controls Committee to be chaired by the Vice President, Securities Compliance of Hartford Life, which Committee shall have as its members senior business leaders from the Investment Products Division, at least one member of Hartford Life's legal department and at least one member of the Disclosure Review Committee.

e. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the outside independent counsel of the Retail and HLS Funds' Boards, to the extent that such meetings relate to the Retail and HLS Funds.

f. The Internal Compliance Controls Committee shall review compliance issues relating to the Investment Products Division's lines of businesses, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters relevant to the Retail and HLS Funds to the Retail and HLS Funds' Boards with such frequency as they may reasonably instruct, and in any event at least quarterly. The Internal Compliance Controls Committee shall also provide reports on internal compliance matters relevant to all other products within the Investment Products Division to Hartford Life's Board with such frequency as it may reasonably instruct, and in any event at least quarterly.

g. The Internal Compliance Controls Committee shall review at least annually the Investment Products Division's policies and procedures established to address compliance issues under the Investment Advisers Act, Investment Company Act and any other applicable federal securities laws and that any violations are reported to the Internal Compliance Controls Committee and shall document that review.

h. The Internal Compliance Controls Committee shall promptly report to Hartford Life's Board or the Retail or HLS Funds' Boards, whichever is appropriate, any breach of fiduciary duty owed to Hartford Life's Board and/or violations of the federal securities laws of which the Internal Compliance Controls Committee becomes aware in the course of carrying out its duties.

i. All employees of the Investment Products Division of Hartford Life shall be required to receive annual compliance training relating to business ethics and disclosure obligations jointly planned by the Internal Compliance Controls Committee and Hartford Life's legal department.

j. One year from the entry of this Order, the Respondents shall submit an affidavit to the Commission staff attesting to their compliance with the undertakings described in the Order.

37. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, and for the protection of investors to impose the sanctions specified in the Offer submitted by Hartford Investment, HL Advisors and Hartford Distribution.

Accordingly, pursuant to Section 8A of the Securities Act, Section 15(b) of the Exchange Act, Sections 203(e) and 203(k) of the Advisers Act, and Sections 9(b) and 9(f) of the Investment Company Act, it is hereby ORDERED that:

A. Hartford Investment, HL Advisors and Hartford Distribution are censured.

B. Respondent Hartford Investment cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 206(2) of the Advisers Act and Section 34(b) of the Investment Company Act.

C. Respondent HL Advisors cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 206(2) of the Advisers Act and Section 34(b) of the Investment Company Act.

D. Respondent Hartford Distribution cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) and 17(a)(3) of the Securities Act and cease and desist from causing any violations and any future violations of Section 206(2) of the Advisers Act.

E. The Respondents shall, within 30 days of the entry of this Order, pay disgorgement in the amount of $40 million and civil money penalties in the amount of $15 million, for which they shall be jointly and severally liable. The Respondents shall pay the entire $55 million to the affected Hartford Funds in the amounts described in Section IV.G.

F. There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in Paragraph IV.E. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, after offset or reduction in any Related Investor Action based on Respondents' payment of disgorgement in this action, argue that they are entitled to, nor shall they further benefit by offset or reduction of any part of Respondents' payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondents agree that they shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondents by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

G. The Respondents shall distribute the following amounts to the affected Hartford Funds listed below:

FUND:	DISTRIBUTABLE AMOUNT:
Hartford Advisers Fund	$1,265,000
Hartford Capital Appreciation Fund	$5,181,000
Hartford Disciplined Equity Fund	$291,500
Hartford Dividend and Growth Fund	$1,017,500
Hartford Focus Fund	$192,500
Hartford Global Financial Services Fund	$5,500
Hartford Global Communications Fund	$5,500
Hartford Global Health Fund	$104,500
Hartford Global Leaders Fund	$1,914,000
Hartford Global Technology Fund	$22,000
Hartford Growth Fund	$154,000
Hartford Growth Opportunities Fund	$412,500
Hartford International Capital Appreciation Fund	$5,500
Hartford International Opportunities Fund	$27,500
Hartford MidCap Value Fund	$55,000
Hartford MidCap Fund	$2,458,500
Hartford Small Company Fund	$671,000
Hartford SmallCap Growth Fund	$38,500
Hartford Stock Fund	$1,567,500
Hartford Value Opportunities Fund	$16,500
Hartford Value Fund	$11,000
Hartford Advisers HLS Fund	$6,803,500
Hartford Capital Appreciation HLS Fund	$11,566,500
Hartford Disciplined Equity HLS Fund	$500,500
Hartford Dividend and Growth HLS Fund	$3,855,500

Hartford Focus HLS Fund	$110,000
Hartford Global Communications HLS Fund	$11,000
Hartford Global Financial Services HLS Fund	$5,500
Hartford Global Health HLS Fund	$115,500
Hartford Global Leaders HLS Fund	$3,344,000
Hartford Global Technology HLS Fund	$88,000
Hartford Global Advisers HLS Fund	$572,000
Hartford Growth HLS Fund	$33,000
Hartford Growth Opportunities HLS Fund	$841,500
Hartford International Capital Appreciation HLS Fund	$11,000
Hartford International Opportunities HLS Fund	$313,500
Hartford International Small Company HLS Fund	$11,000
Hartford MidCap Value HLS Fund	$159,500
Hartford MidCap HLS Fund	$3,817,000
Hartford Small Company HLS Fund	$1,650,000
Hartford SmallCap Growth HLS Fund	$121,000
Hartford Stock HLS Fund	$5,560,500
Hartford Value Opportunities HLS Fund	$60,500
Hartford Value HLS Fund	$33,000
TOTAL:	**$55,000,000**

H. Respondents shall maintain the undertakings enumerated in paragraphs 35(a)-(b).

I. Respondents shall comply with the undertakings enumerated in paragraphs 36(a)-(j).

By the Commission.

Nancy M. Morris
Secretary

EXHIBIT 17

Mutual Fund Advisory Fees: The Cost of Conflicts of Interest

John P. Freeman* & Stewart L. Brown**

* Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970, University of Notre Dame; LL.M. 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.
** Professor of Finance, Florida State University. B.S.B.A., 1970; M.B.A. 1971; Ph.D. 1974, University of Florida; CFA.

I. INTRODUCTION

In the early 1970s, America's mutual fund industry was suffering net redemptions, meaning it was contracting in size.[1] Fund marketing efforts were in disarray, thus prompting the Securities and Exchange Commission (SEC) to embark on a special study analyzing the problems then plaguing the industry. From that starting point, the SEC moved to loosen restrictions on fund marketing in order to foster a "more competitive environment."[2]

1. Between February 1972 and July 1974, Investment Company Institute-member (ICI) funds suffered net redemptions in twenty-six out of thirty months. DIVISION OF INVESTMENT MANAGEMENT, SEC, MUTUAL FUND DISTRIBUTION AND SECTION 22(d) OF THE INVESTMENT COMPANY ACT OF 1940 19 (1974).

2. *See id.* at 10-11, 84-135. The SEC's Division of Investment Management Regulation conducted hearings into the state of mutual fund marketing. In its report on mutual fund distribution, the Division observed:

> The hearings confirmed that the mutual fund industry is faced with a disrupted marketing system. Record sales of earlier years have given way to net redemptions; competing products have made substantial inroads; fund managers have diversified into other fields; and the fund industry, which in many cases has operated at a distribution deficit, has allowed its relationship with small broker-dealers to deteriorate, while it has become increasingly dependent for sales upon large broker-dealers to whom mutual fund shares are a relatively unimportant source of income.

Id. at 9. The report further noted: "[T]he industry is not prospering with the marketing strategy which was so successful in past years. Hence, changes in the pattern of fund distribution seem inevitable. . . ." *Id.* at 43.

The SEC's analysis was on target. A major factor contributing to the industry's subsequent resurgence was the flood of money into the industry's money market funds as investors chased high yields during the mid-to-late 1970s and into the 1980s. *See* Lisa McCue, *Is Deposit Insurance Necessary*, AM. BANKER, Apr. 15, 1982, at 14 (discussing the success of money market mutual funds). The 1974 SEC staff report observed that cash management funds were a "relatively new phenomenon," accounting "for a significant portion of industry sales and a growing portion of industry assets," and that, "[b]ut for the rapid growth of these funds, the industry as a whole would be in a net redemption position." DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at 129 n.1. By 1979, the money market funds alone accounted for $45.2 billion in assets. Terry R. Glenn et al., *Distribution in Mid-Decade: Coping with Success and Other Problems*, *in* INVESTMENT COMPANIES 1986, at 73, 77 (PLI Corp. Law Practice Course, Handbook Series No. B4-6746m 1986). By 1980, the figure was $76 billion, easily surpassing the $58 billion held in equity, bond, and income funds. WILLIAM J. BAUMOL ET AL., THE ECONOMICS OF MUTUAL FUND MARKETS: COMPETITION VERSUS REGULATION 34 (1990).

A second, huge change in fund distribution resulted from the SEC's 1980 promulgation of rule 12b-1, which enabled funds to pass on distribution costs directly to fund shareholders. 17 C.F.R. § 270.12b-1 (1999). Since rule 12b-1's adoption, over 7000 mutual funds have adopted rule 12b-1 plans. Joel H. Goldberg & Gregory N. Bressler, *Revisiting Rule 12b-1 Under the Investment Company Act*, 31 SEC. & COMMODITIES REG. REV. 147 (1998). Rule 12b-1 fees provide a means by which pricing and distribution could be reordered through the imposition of conditional deferred sales loads. Though its rulemaking enabled this change, the SEC never saw the transformation coming. *See* Glenn et al., *supra* at 84. ("[T]he major result of Rule 12b-1, the development of the widespread appearance of contingent deferred sales charges beginning in 1981, was clearly unanticipated by the Commission when it adopted Rule 12b-1.").

By mid-1973, as the SEC's distribution study neared completion, the industry's total assets stood at less than $55 billion,[3] with those assets held by fewer than 800 funds.[4] Today's industry boasts more than 10,000 funds,[5] with assets exceeding $7 trillion,[6] an average annual asset growth rate since 1974 exceeding twenty percent.[7] Over that same time span, fund sponsors have prospered greatly. In 1998, assets held by Merrill Lynch's own family of funds exceeded the fund industry's total net assets twenty-five years earlier.[8] In early 1999, fund sponsors' annual revenue was estimated at $55 billion,[9] equaling the industry's total assets twenty-five years earlier. A consequence of this staggering growth is that fund sponsors, the SEC, fund investors, and the courts must now confront a new wave of challenges. Despite its phenomenal marketing success, the fund industry now finds aspects of its conduct under attack from various quarters.

The popular press is focusing attention on the industry's fee structure and the perceived inadequacy of mutual fund governance.[10] Scholarly articles published by

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3. BAUMOL ET AL., *supra* note 2, at 19 n.1.

4. *Id.* at 17.

5. *Weiss Ratings Now Available Online*, BUS. WIRE, Jan. 8, 2001, LEXIS, Curnws File (reporting risk-adjusted performance ratings for more than 10,000 mutual funds). The SEC staff has reported that stock and bond funds alone numbered more than 8900 at the end of 1999. DIVISION OF INVESTMENT MANAGEMENT, SEC, REPORT ON MUTUAL FUND FEES AND EXPENSES (Dec. 2000), *at* http://www.sec.gov/studies/feestudy.htm [hereinafter REPORT ON MUTUAL FUND FEES].

6. *Investment Company Institute Reports Trends in Mutual Fund Investing: April 2000*, PR NEWSWIRE, May 31, 2000, LEXIS, Curnws File. As of year-end 2000, gross assets remained around $7 trillion. Aaron Lucchetti, *After Stock Funds' Poor Year, Time for the Damage Report*, WALL ST. J., Jan. 12, 2001, at C1.

7. A quarter century ago, additions to American families' net cash savings were $180 billion, with the fund industry claiming $1 billion of that amount. By 1998, net cash inflows into mutual funds amounted to $401 billion, accounting for nearly all of the $406 billion addition to American families' savings for the year. John C. Bogle, Economics 101 for Mutual Fund Investors . . . for Mutual Fund Managers, Speech Before the Economic Club of Arizona (Apr. 20, 1999), *at* http://www.vanguard.com/educ/lib/bogle/econ.html [hereinafter Bogle, *Economics 101*].

8. MERRILL LYNCH & CO., 10-K, 4 (1998) (reporting 1998 mutual fund sales of $55.5 billion, of which approximately $22.5 billion were funds advised by Merrill Lynch affiliates).

9. John C. Bogle, Investment Management: Business or Profession, Address at the New York University Center for Law and Business (Mar. 10, 1999), *at* http://www.vanguard.com/educ/lib/bogle/ investmanage.html; *see also* John Waggoner & Sandra Block, *High Fund Performance at Low Cost*, USA TODAY, Mar. 26, 1999, at 3B (quoting John Bogle). Bogle estimated that out of the total gross revenue for fund sponsors, less than 10%, "[m]aybe $5 billion" actually goes to paying for management of the funds. *Id.*

10. *See, e.g.*, Tracey Longo, *Days of Reckoning: Congress is Finally Starting to Look Into Why Mutual Fund Fees Keep Rising*, FIN. PLAN., Nov. 1, 1998, at 1 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Robert Barker, *High Fund Fees Have Got to Go*, BUS. WK., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Robert Barker, *Fund Fees Are Rising. Who's to Blame?*, BUS. WK., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Thomas Easton, *The Fund Industry's Dirty Secret: Big is Not Beautiful*, FORBES, Aug. 24, 1998, at 116, 117 ("The dirty secret of the business is that the more money you manage, the more profit you make—but the less able you are to serve your shareholders. . . . In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, *Some Say More Could be Done to Clarify Fees*, WALL ST. J., May 20, 1998, at C1 ("[I]s the industry rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Linda Stern, *Watch Those Fees*, NEWSWEEK, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes

finance academics have ridiculed board-approved 12b-1fees[11] paid by fund shareholders.[12] Law review commentators offer uncomplimentary evaluations of those who control fund management and policies.[13] The SEC has weighed in, questioning "whether changes are needed in the current system."[14] Another federal agency, the

works backward, and heightened competition can mean higher prices."); Steven T. Goldberg, *Where Are Fund Directors When We Need Them?*, KIPLINGER'S PERS. FIN. MAG., Apr. 1997, at 111 ("It isn't hard to find examples of fund directors who are tolerant of high fees, bad performance or both."); Jeffrey M. Laderman, *Are Fund Managers Carving Themselves Too Fat a Slice?*, BUS. WK., Mar. 23, 1992, at 78 (discussing the fact that mutual fund advisory "fees are not coming down as they are in the pension-fund business. 'Perhaps that's because pension-plan sponsors pay attention to fees,' notes Charles Trzcinka, a finance professor at the State University of New York at Buffalo."); Ruth Simon, *How Funds Get Rich at Your Expense*, MONEY, Feb. 1995, at 130 (explaining that fund shareholders "pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up."); Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73 ("[I]magine customers cheerfully swallowing price hikes each year—even though competing products keep flooding the market. Sound ridiculous? That's how the mutual-fund business works."); Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126 (noting allegations that the amount of assets under management in the Fidelity fund complex jumped from $36 billion to $373 billion from 1985 to 1995 without economies of size being shared with investors; management fees were increased from 1.085% of assets under management to 1.146% of assets, yielding the management company an extra $288 million in revenue); Maggie Topkis, *Getting Wise to Mutual Fund Fees*, FORTUNE, Dec. 23, 1996, at 191 ("Put bluntly, in all but a few cases, fees are the keys to future returns."); Edward Wyatt, *Empty Suits in the Boardroom*, N.Y. TIMES, June 7, 1998, § 3, at 1 ("Rarely, if ever, since the current system of mutual fund oversight was laid out in the Investment Company Act of 1940 have fund directors been under fire on so many fronts at once."); *Industry Doing a Poor Job of Explaining Charges*, USA TODAY, July 8, 1998, at 14A (complaining that "fees are going up" and that they "have become so complicated you need a financial advisor just to wade through them").

11. *See* 17 C.F.R. § 270.12b-1 (1999) (setting forth rules by which a registered open-end management investment company may pay expenses associated with the sale of its shares).

12. *See, e.g.*, Antonio Apap & John M. Griffith, *The Impact of Expenses on Mutual Fund Performance*, 11 J. FIN. PLAN. 76 (1998) (stating that for funds with investment objectives of long-term growth, growth and current income, and equity income, 12b-1 fees do not add to funds' performance); Stephen P. Ferris & Don M. Chance, *The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note*, 42 J. FIN. 1077, 1082 (1987) (describing 12b-1 fees as "a dead-weight cost"); Robert W. McLeod & D.K. Malhotra, *A Re-examination of the Effect of 12b-1 Plans on Mutual Fund Expense Ratios*, J. FIN. RES. 231, 239 (1994) (stating that 12b-1 fees are "a dead weight cost" to shareholders that has been increasing over time). For criticism in fund industry literature see, Amy C. Arnott, *The Rising Tide*, MORNINGSTAR MUTUAL FUNDS, Oct. 11, 1996, at S1-S2; Michael Mulvihill, *A Question of Trust*, MORNINGSTAR MUTUAL FUNDS, Aug. 30, 1996, at 51-52.

The General Accounting Office Report noted that academics have voiced the following concerns about fee levels in the fund industry: "whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees," GENERAL ACCOUNTING OFFICE, MUTUAL FUND FEES ADDITIONAL DISCLOSURE COULD ENCOURAGE PRICE COMPETITION 4 (2000) [hereinafter "GAO REPORT"]; "that the information currently provided does not sufficiently make investors aware of the level of fees they pay," *id.* at 7; "the directors' activities may be keeping fees at higher levels because of [a] focus on maintaining fees within the range of other funds," *id.* at 8; "some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising," *id.* at 47; "funds do not compete primarily on the basis of their operating expense fees," *id.* at 62; "academic researchers [and others] saw problems with the fee disclosures [made by mutual funds]," GAO REPORT, *supra*, at 76.

13. *See, e.g.*, Samuel S. King, Note, *Mutual Funds: Solving the Shortcomings of the Independent Director Response to Advisory Self-dealing Through Use of the Undue Influence Standard*, 98 COLUM. L. REV. 474 (1998) (discussing various approaches to dealing with conflicts of interests of mutual fund investment advisors).

14. *See* Wyatt, *supra* note 10, at 1 (discussing the SEC's examination of mutual fund governance). Most recently, in January 2001, the SEC amended various exemptive rules in an effort to "enhance director independence and effectiveness." Role of Independent Directors of Investment Companies, Investment

General Accounting Office, recently issued a detailed report finding that mutual funds generally do not attempt to compete on the basis of costs (*i.e.*, price competition is muted).[15] If the SEC's aim a quarter-century ago truly was to spur innovations to "set the stage for retail price competition" within the industry,[16] then, as we shall see, there is still a lot of work to be done. Indisputably, price competition is in investors' best interests. In the absence of competition, costs increase, resulting in a drag on performance.[17]

The absence of price competition within the fund industry is by no means conceded by industry insiders, leaving observers faced with ambiguous and often contradictory data that can lead one to conclude that "competition is up—and so are costs."[18] This strangeness—tremendous popularity, proliferating consumer options, and less than robust price competition—arises in the realm of the most tightly regulated financial product sold in the country today. In the words of a former SEC chairman, "[n]o issuer of securities is subject to more detailed regulation than a mutual fund."[19] Unfortunately, as we shall see, decades of SEC-commissioned studies, rule-making, and jawboning have led to a system that, for the most part, works beautifully for those who sell funds to the public, or sell services to funds, but much less admirably for the industry's investors.

Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The SEC's action is discussed in notes 212-22 *infra* and accompanying text.

15. GAO REPORT, *supra* note 12, at 62-65.

16. DIVISION OF MANAGEMENT REGULATION, *supra* note 1, at v.

17. *See, e.g.*, Jonathan Clements, *Hint: Managers Are Only as Smart As the Expenses They Charge*, WALL. ST. J., July 6, 1999, at R1 ("It's not a hard and fast rule, but the more a fund costs, the less you can expect from your investment."); Ruth Simon, *Avoid Stock and Bond Funds With High Expenses*, BUFFALO NEWS, Mar. 6, 1995, at 10 (according to studies conducted separately by the SEC and Princeton University, "investors lose roughly 2 percentage points in return for every one percentage point they pay in annual expenses").

18.

> "Most fund companies don't even attempt to point to strong performance as a rationale for higher fees," says Amy Arnott, an editor with Morningstar. "Rather, they typically justify increases in their management fees by pointing to the average for similar funds. This argument can only lead to an upward spiral in costs: As more funds raise their fees to bring them in line with the averages, the averages go up, more funds raise their fee and so on."

Stern, *supra* note 10, at 73; *see also* Longo, *supra* note 10; JOHN C. BOGLE, BOGLE ON MUTUAL FUNDS 284 (1994) (observing that most proxies seeking shareholder approval of fee hikes "suggest that, after long consideration, the fund's directors have approved the fee increase requested by the management company, since the fund's rates were below industry norms"). If upward movement in others' fees provides a valid reason for advisory fee rate hikes, then fund revenues can be expected to boom, for fund expense ratios have been rising, at least for the most popular funds. Average annual expense ratios for the 10 best-selling funds are reportedly running at 0.93% of fund assets, up from 0.79% last year and 0.73% in 1998. *See* Christopher Oster, *Fees? You Mean Mutual Funds Have Fees?*, WALL. ST. J., July 14, 2000, at A1. For its part, the ICI understandably takes a dim view of the notion that fund directors increase advisory fees to keep up with rates levied at other funds. *See* Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office 2 (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III (contending that the view that this goes on "is contradicted directly by the applicable legal standards governing the work of directors"). Of course, the fact that applicable legal standards ought to prevent such action does not mean it does not occur, it means only that if the behavior does go on it may well be illegal.

19. DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at v.

This Article examines whether the chief product that shareholders buy when they invest in mutual funds—professional investment advice—is being systematically overpriced by fund managers. The emphasis is on advisory fees imposed on equity mutual funds. Part II explains how the industry's unique management structure accounts for the alleged lack of price competition in the delivery of management advice perceived by the industry's detractors. Part III examines two questions related to economies of scale in the fund industry. First, do economies of scale exist for the delivery of investment management services to equity fund shareholders? Second, if so, are those economies being shared fairly with the funds' owners by the funds' agents, the investment advisors? Part IV studies causes for the status quo, including the industry's statutory scheme, the quality of the SEC's regulatory efforts, and the reception given fund critics by the courts. The Article concludes with a set of proposals for changing the present competitive environment in which fund advisory fees are set, disclosed, and evaluated.

II. FUNDS' UNIQUE MANAGEMENT STRUCTURE

The principal reason mutual funds have won acceptance in the marketplace has little to do with securities law requirements or the SEC's regulatory know-how. Mutual funds have been well received because, in the main, they can be very good products for investors to own. Mutual funds historically have provided their shareholders with the ability to pursue a vast array of different investment objectives as co-owners of an entity offering three main services: diversified investment risk, professional investment management, and a redeemable security.[20] The fact that fund shares are redeemable at net asset value (minus, in some cases, a redemption fee) differentiates mutual funds from their closed-end fund[21] cousins and the rest of the entities populating the investment media universe.[22] Because funds issue a redeemable security, new sales generally are viewed as crucial to a fund's ability to survive and prosper. Absent new investors, funds risk being redeemed out of existence as shareholders cash in their holdings.

The concept of external management is nearly as universal a hallmark of the fund industry as redeemable shares. This characteristic is by no means crucial to a fund's existence, though it is nonetheless ubiquitous. As explained by the Vanguard Group's founder, John C. Bogle, mutual funds almost always

> are operated by external . . . management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for

20. Many other services may also be offered, depending on the fund. Among them are free switching between funds in the same group or complex, automatic dividend reinvestment, telephone or check-writing withdrawal, and various retirement benefit plan options. For a basic introduction to fund operations, see Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW. 107 (1993).

21. Closed-end investment companies differ from mutual funds because their shares are not redeemable. Thus, closed-end shares are traded in the marketplace at prices that range from premiums with net asset value per share to discounts below net asset value. *See id.* at 112-13.

22. Indeed, a mutual fund's aggregate holdings of illiquid securities may not exceed 15% of the fund's assets. *See* Revisions and Guidelines to Form N-1, Investment Company Act Release No. 18,612, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,930, at 82,479 (Mar. 12, 1992). Closed-end funds have no such liquidity requirement since their shares are not redeemable.

the same reason that investors own Microsoft or General Motors: To make money for themselves.[23]

The external manager typically controls all facets of fund life, from the fund's incorporation through the selection of the initial board. This control tends not to be relinquished over time,[24] or at least until the advisory office subsequently is sold to another external advisor, typically at a very nice profit.[25] Through agreements approved by the fund's board of directors, the external advisor normally contracts with the fund and related sister-funds operating in the advisor's "complex" to supply the investment advisory, marketing, and administrative services required for the funds to operate.[26] In return, the advisor is compensated through fees set in the board-approved management agreement.[27] As the SEC has noted, "Mutual funds are unique . . . in that they are 'organized and operated by people whose primary loyalty and pecuniary interest lie

23. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. 5 (Mar. 23, 1999) (on file with author). Stated differently, "Ordinary corporations do not need to go out and hire other corporations, with separate owners, to manage their affairs. Mutual funds do precisely that today . . . ." BOGLE, *supra* note 18, at 300. As evidence of the cost drag on fund performance flowing from the industry's conflicted management structure, Bogle noted that of actively managed stock funds in existence for the preceding 15 years, only 1 in 24 outpaced the return of the Standard & Poor's 500 Index, John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. (Mar. 23, 1999), at 2 (on file with author). In 1998, bond funds returned to their investors only 86% of the total return offered by the bond market. *Id.* at 4. Money market funds earned only 89% of the money market's returns over the last 15 years. *Id.* at 5.

24. *See* Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at n.10 (Oct. 14, 1999). In the words of one of the industry's earliest and most vociferous critics:

> Now, this is about the birds and the bees of the American corporate scene. . . . The fund is conceived by a bunch of people whom we call advisors or managers. . . . This group gives birth to the fund. The fund is manned by the advisors. If I may carry this figure of speech, the umbilical cord is never cut after birth, as would be true in ordinary biological life.

Statement of Abraham Pomerantz, *University of Pennsylvania Law School Conference on Mutual Funds*, 115 U. PA. L. REV. 659, 739 (1967). As former SEC Commissioner Manuel Cohen once remarked when referring to testimony by fund investment advisors:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel Cohen, Commissioner, SEC).

25. *See, e.g.*, BOGLE, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were about half of all fund advisors,' "below average," the advisor promptly sold itself for "a cool $1 billion"); Saul Hansell, *J.P. Morgan Shifts Strategies to Buy a Stake in Fund Concern*, N.Y. TIMES, July 31, 1997, at D1 (discussing J.P. Morgan's purchase of a 45% stake in a fund manager for $900 million). *See also* note 92 *infra* and accompanying text.

26. BAUMOL ET AL., *supra* note 2, at 22.

27. Board control over advisory fees is mandated by section 15(c) of the Investment Company Act of 1940. 15 U.S.C. §80a-15(c) (1994).

outside the enterprise.'"[28] This Article examines how the cost of that conflict of interest is passed on to fund shareholders.

A. Independent Directors' Importance

Aware of the inherent conflict existing between the fund's shareholders and the entity's external advisors, Congress took a position favoring shareholders when it enacted the Investment Company Act of 1940:

> The national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated and managed in the interest of investment advisors, rather than in the interest of shareholders . . . or when investment companies are not subject to adequate independent scrutiny.[29]

To protect fund shareholders from self-dealing, Congress imposed a requirement that at least forty percent of a fund board needs to be composed of directors ostensibly independent of the investment advisor. The United States Supreme Court has dubbed these special directors "independent watchdogs."[30] The independent directors are charged with protecting against the overreaching of fund shareholders. As the Delaware Supreme Court has pointed out, independent directors can play a pivotal role in American corporate life. Speaking in the context of directors' fiduciary duties when making a decision whether to change control, the court stated:

---

28. Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at 82,451 (Oct. 14, 1999), *quoting from* DIVISION OF INVESTMENT MANAGEMENT, SEC, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION 251 (1992) [hereinafter 1992 PROTECTING INVESTORS REPORT].

29. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C. § 80a-1(b)(2) (1994).

30. Burks v. Lasker, 441 U.S. 471, 484 (1979). Warren Buffett has compared independent fund director watchdogs to "Cocker Spaniels and not Dobermans." JOHN C. BOGLE, COMMON SENSE ON MUTUAL FUNDS: NEW PERSPECTIVES FOR THE INTELLIGENT INVESTOR 368 (1999). For his part, industry critic Bogle offers a different word image: "Fund directors are, to a very major extent, sort of a bad joke." Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126. Bogle also observes: "Everybody knows . . . that people come on fund boards because they're friends of the CEO. So they go along with whatever he wants." Tyler Mathisen, *Bogle May Have Had a Transplant, But He Hasn't Had a Change of Heart*, MONEY, Dec. 1996, at 15. A lawyer who brought numerous cases against fund management companies once put it this way:

> I have had fourteen investment company cases and fourteen sets of depositions and/or cross examinations of the independent directors, and in not one single case did any unaffiliated director ever respond "Yes," to this type of question: When your fund grew from $100 million to $600 million, did you ever give any thought to making a comparison between your half of one percent and somebody else's fees?
>
> "No. . . ."
>
> "Did you ever once suggest that when the fund got to be over a billion dollars . . . perhaps a reduction from one-half percent to seven-sixteenths of one percent, or any other minute fraction?"
>
> "Answer: No–and I mean the uniform answer."
>
> "[T]he realities are . . . that you can't count on the unaffiliated director[s]."

Statement of Abraham Pomerantz, *supra* note 24, at 753-54.

> The power to say no is a significant power. It is the duty of the directors serving on [an independent committee] to approve only a transaction that is in the best interests of the public shareholders, *to say no to any transaction that is not fair to those shareholders and is not the best transaction available.*[31]

In practice, while independent fund directors have the right to demand advisory or distribution fee cuts or to fire the fund's advisor or underwriter, those rights are virtually never exercised.[32] Indeed, in the leading fund industry management fee case of *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[33] the Second Circuit expressly called attention to "the existence in most cases of an unseverable relationship between the advisor-manager and the fund it services."[34]

The fund advisor's *de facto* control over the fund's board can lead to high profit margins[35] and a high price for the advisory office should the advisor wish to sell out at some point. The conflict also leads to the risk that well-understood obligations owed by

31. Kahn v. Lynch Communications Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (brackets in original) (emphasis added) (quoting *In re* First Boston, Inc. Shareholder Litig., C.A. 10338, 1990 WL 78836, at *15-*16 (Del. Ch. June 7, 1990)).

32. *See, e.g.*, Werner Renberg, *Sixth Men or Fifth Wheels: Do Fund Directors Earn Their Paychecks?*, BARRON'S, Aug. 12, 1991, at M13 ("[Fund] directors have seldom booted an investment advisor, no matter how lousy a fund's performance.").

33. 694 F.2d 923 (2d Cir. 1982).

34. *Id.* at 929; *see also* Peter Tufano & Matthew Sevick, *Board Structure and Fee Setting in the U.S. Mutual Fund Industry*, 32 J. FIN. ECON. 321, 325 (1997) (citing only three instances in which a fund board replaced the fund manager against the manager's wishes and noting that the "board virtually never selects a sponsor other than the initial firm who established the fund and selected its initial board"). The dynamics of one fee negotiation were explained as follows:

> [I]n 1993, the directors of $87 million American Heritage asked shareholders to approve a pay package that would raise the annual management fee by two-thirds to 1.25% and authorize the fund (that is, the shareholders) to pick up an additional $40,000 in office rent previously paid by management. In the proxy statement sent to the shareholders, the directors explained that American Heritage Management Co., the fund's investment advisor, had threatened that without the increase it "could not assure that Board it would [continue to serve] as the Fund's investment advisor. . . ."

Simon, *supra* note 10, at 130. *Kahn*, 638 A.2d at 1110, reports on a similar form of negotiation between a dominant party and independent directors:

> [I]n this case the coercion was extant and directed to a specific price offer which was, in effect, presented in the form of a "take it or leave it" ultimatum by a controlling shareholder with the capability of following through on its threat. . . .[A]ny semblance of arm's length bargaining ended when the Independent Committee surrendered to the ultimatum that accompanied [the] final offer.

Id. at 1120-21. In *Kahn*, the court held that coercive conduct exerted on independent directors by those in control will nullify a shift in the burden of proving a transaction's fairness to those challenging the transaction. The court expressly held that burden-shifting can only occur when the group of independent directors negotiating with a controlling party "was truly independent, fully informed, and had the freedom to negotiate at arm's length." *Id.* A like ruling in fund fee litigation—that coercive behavior by a fund manager saddles the manager with the burden of proving the transaction's entire fairness—would be both warranted and revolutionary.

35. *See infra* notes 165-69 and accompanying text(describing pre-tax profit margins ranging over time from 57 to 77% for one money market fund advisory whose fee levels were among the lowest in the money market advisory industry).

board members may not be fulfilled. Eminent authority has explained that the chief oversight function performed by a normal board of directors in this country is "overseeing management's dedication to the polestar of profit maximization."[36] In essence, fund industry critics contend that many fund managers have been allowed to view life looking through the other end of the telescope, with "dedication to the polestar of profit maximization" working in favor of maximizing profits for the funds' hired managers at the expense of fund shareholders. One such critic is fund industry pioneer John Bogle. He has complained that "asset gathering has superceded fiduciary duty as the industry's hallmark."[37] From Bogle's perspective, "the spirit of fiduciary duty has not vanished. Rather, it has moved from the front seat to the back seat, subservient to the [fund advisors'] worship of market share."[38] According to Bogle, "[s]omewhere along the road, the industry has lost its way."[39] This is half the story. As we shall see, to a considerable extent, the industry has lost its way and gotten its way at the same time.

B. The Exception to the Rule: Internal Management at the Vanguard Group

The Vanguard Group of mutual funds offers a management structure running counter to the fund industry's general rule of external management. Vanguard Group funds are internally managed, meaning that the funds receive administrative and distribution services at cost. Advisory fees are either virtually nonexistent in the case of the complex's index funds, or are used to pay for services supplied by third parties. Director-run fund boards, motivated purely by their desire to secure for Vanguard's shareholders the best quality services at the lowest possible prices, hire these third parties. Vanguard funds, in other words, are managed like regular companies operating elsewhere in the economy: the entities' managers are driven to generate the best bottom-line returns possible. At the Vanguard funds, directors' eyes are indeed focused on the polestar of profit maximization for the Vanguard funds' shareholders. The Vanguard Group appeals to the price-conscious segment of the fund marketplace.[40] That segment has been growing; between 1974 and 1998, the Vanguard Group's assets soared from $1.3 billion to $450 billion.[41]

Vanguard's Bogle claims that Vanguard's shareholder-oriented management structure, distinctly rare in the fund industry but common throughout the rest of the economy, generated $3 billion in savings for Vanguard shareholders in 1998 alone.[42] If Bogle is even close to being correct, then fund shareholders are paying an onerous tax to compensate for the conflict of interest inherent in the fund industry's near-universal

---

36. Ira M. Millstein, *The Responsible Board*, 52 BUS. LAW. 407, 409 (1997).

37. BOGLE, *supra* note 18, at 298.

38. *Id.*

39. *Id.* at x.

40. In the words of its managing director, the Vanguard Group "has sought to differentiate itself from its competition in large measure by keeping costs low." *Improving Price Competition for Mutual Funds and Bonds: Hearing Before the House Subcomm. on Fin. & Hazardous Materials Subcomm. of the Comm. on Commerce*, 105th Cong. 72 (1998) (statement of F. William McNabb III, Managing Director, The Vanguard Group), *available at* http://www.ici.org/issues/fee_hearing.html [hereinafter *Improving Price Competition*].

41. BOGLE, *supra* note 30, at 407. This is an annual growth rate of over 27%, significantly outpacing the fund industry's 20% annual gain over roughly the same period. See *supra* note 7 and accompanying text.

42. BOGLE, *supra* note 30, at 431.

embrace of the external management model. The following section explores the available evidence that the industry's reliance on external management as a source for professional investment advice subjects fund shareholders to excessive costs.

III. ECONOMIES OF SCALE FOR ADVISORY SERVICES RENDERED TO EQUITY MUTUAL FUNDS

A. Introduction

Mutual funds exhibit "economies of scale" when there is an inverse relationship between assets under management and their operating expense ratios.[43] Operating ratios represent operating expenses divided by average fund assets. For present purposes, this Article accepts the following operating expense formulation adopted by the fund industry's trade group, the Investment Company Institute (ICI): advisory expenses plus administrative expenses,[44] but excluding 12b-1 fees.[45]

The existence of economies of scale as fund assets under management increase has been dubbed "folklore,"[46] and an item about which "no plaintiff has been able to produce evidence."[47] Given the industry's explosive growth, one would expect that fund expenses on average would have plummeted. It is not clear from the evidence that this has happened. The average equity fund's expense ratio has more than doubled since 1950.[48] According to a study published by the ICI, the operating expense ratio[49] for all equity

43. John Rea et al., *Operating Expense Ratios, Assets and Economics of Scale in Equity Mutual Funds*, INVESTMENT COMPANY INSTITUTE PERSPECTIVE, Dec. 1999, at 1. The notion of economies of scale is a familiar one. Typically, the concept arises in the context of a manufacturing firm. As the number of units of output increases, total costs increase, but not as rapidly as output, so that average unit costs decrease as output increases. Such economies typically arise from spreading fixed costs among more units of production. The portfolio management process, which underpins advisory services, is characterized by high fixed costs (offices, computers, salaries, etc.) and very low variable costs. Thus, as the SEC staff recently noted: "Most observers believe that portfolio management is the fund cost with the greatest economies." REPORT ON MUTUAL FUND FEES, *supra* note 5. An earlier SEC staff report concluded that "a portfolio manager can manage $500 million nearly as easily as $100 million." 1992 PROTECTING INVESTORS REPORT, *supra* note 28, at 256 n.12. Since advisory services are subject to economies of scale, the fund's advisor may or may not pass along the largess to the fund. If economies of scale exist and fees are not lowered when assets under management increase, then the benefits of increased scale accrue to the manager in the form of increased profits. This can be especially insidious in a bull market environment. The GAO's report on price competition in the fund industry found that 64% of fund portfolio growth is due to portfolio appreciation. *See* GAO REPORT, *supra* note 12, at 9. This appreciation benefits investment advisors who garner increased fees from the general increase in market prices with no commensurate efforts on their part.

44. Rea et al., *supra* note 43, at 1, 5.

45. Rule 12b-1 fees are payments out of mutual fund assets to finance activities intended to result in the sale of fund shares or to pay for other services intended to benefit share holders. They were excluded because they are more closely associated with sales activity than post-sale administrative services. *See supra* note 12 and *infra* note 69 .

46. BAUMOL ET AL., *supra* note 2, at 87.

47. *Id.*

48. John C. Bogle, *Mutual Funds at the Millennium: Fund Directors and Fund Myths*, *at* http://www.vanguard.com/bogle_site/may152000.html (May 15, 2000). Between 1980 and 1998, the average equity fund's annual expense ratio jumped from 1.10% to 1.57%. Bogle, *Economics 101*, *supra* note 7.

49. This consists of management and administrative expenses born by shareholders divided by the fund's net assets; it does not include distribution costs, such as sales loads or 12b-1 fees.

funds, using a sales-weighted average, rose 15% from 1980 to 1997,[50] a time of tremendous asset growth for the industry.[51] A recent SEC staff study showed that funds' weighted average expense ratio rose nearly 30% between 1979 and 1999,[52] with the jump exceeding 20% for equity funds.[53] A different study found that the cost of ownership for the industry's cheapest equity funds rose by 19% between 1980 and 1997.[54]

Another report on equity fund expenses shows that between 1981 and 1997, average equity fund expenses grew from 0.97% of net assets to 1.55%, with this 50% increase occurring over a period in which fund equity assets rose from $40 billion to $2.8 trillion.[55] During the same period, annual costs paid by fund shareholders soared from $320 million to $34 billion. Assuming that economies of scale exist, it is questionable why a hundredfold increase in costs should accompany a seventyfold increase in assets.[56] Had the average expense ratio merely stayed the same, and not risen over the period, fund investors would have saved billions annually.[57]

Nonetheless, it is accepted today that economies of scale exist in the fund industry. The existence of economies of scale has been admitted in SEC filings made by fund managers[58] and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase.[59] Fund industry investment managers are prone to cite economies of scale as justification for business combinations.[60] Though the ICI has

50. John D. Rea & Brian K. Reid, *Trends in the Ownership Cost of Equity Mutual Funds*, INV. CO. INST. PERSPECTIVE, Nov. 1998, at 12.

51. The average size of the 100 largest funds in existence in 1997 that were also in existence in 1980 blossomed from $282 million to $5.8 billion. *Id.* at 13.

52. REPORT ON MUTUAL FUND FEES, *supra* note 5, tbl. 2.

53. *Id.* at tbl. 9.

54. Rea et al., *supra* note 43, at 9. According to Vanguard's Bogle, "Given that Vanguard dominates the low end universe–and that our expense ratios have declined by 53% since 1980–I would estimate that the other 'low cost' funds in the ICI survey raised expenses by as much as 40 percent." Bogle, *Economics 101*, *supra* note 7.

55. BOGLE, *supra* note 30, at 320.

56. *Id.*

57. *Id.*

58. *See* John P. Freeman, *The Use of Mutual Fund Assets to Pay Marketing Costs*, 9 LOY. U. CHI. L.J. 533, 554-55 n.109 (1978) (noting arguments presented in SEC filings by Investors Diversified Services, Putnam Management, and the Vanguard Group).

59. The existence of fee breakpoints in the fund industry has been viewed as "[o]ne piece of evidence for the existence of economies in portfolio management." REPORT ON MUTUAL FUND FEES, *supra* note 5. The breakpoint pricing system has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase. . . . The declining rate schedule reflects the expectation that cost efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

Rea et al., *supra* note 43 at 1, 4. On the other hand, the authors' survey of Morningstar data covering all domestic equity mutual funds in 1999 revealed that 70% operated under flat fee investment advisory contracts. *See infra* note 71.

60. *See* M. Christian Murray, *ReliaStar Buys Asset Manager*, NAT'L UNDERWRITER, Aug. 2, 1999, at 41 (reporting on a merger of two fund groups with the acquirer announcing that it "expects the acquisition will provide its asset management group with economies of scale benefits, resulting in lower unit costs and increased sales and profitability"); *Navigator Fund Changes*, NAT'L POST, July 14, 1999, at D03 (fund manager merging two funds to "benefit investors by achieving a greater economy of scale and a more diversified fund").

remained mute on the subject of economies of scale affecting advisory fees specifically, a knowledgeable industry insider has admitted that "there are *staggering* economies of scale in portfolio management and research."[61] Legal commentators likewise view economies of scale as a fact of life in the fund industry.[62] The GAO's investigators recently found a general consensus that fund operations benefit from economies of scale,[63] as well as strong evidence that economies of scale should exist.[64] The agency reported that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities,[65] which, unlike growth from share sales to new investors, is costless. Though its analysis of operating efficiencies was stymied by the lack of cost data available for fund advisors, the GAO did find that, for at least the previous five years, operating profits of eighteen publicly-held fund advisory companies had grown as a percentage of revenues.[66] The GAO also found that, among a sample of the industry's largest funds that experienced asset growth of at least 500% from 1990 to 1998, more than a quarter of the funds either raised their expense ratios or failed to reduce them.[67]

B. Fund Industry Data Demonstrates That Economies of Scale Exist

Studies by the ICI, though never focusing on advisory fees in isolation, generally confirm the existence of economies of scale within the industry. A 1998 ICI study found economies of scale to exist for individual equity funds.[68] A subsequent ICI study focusing on fund operating expenses "suggest[s] the presence of economies of scale as equity fund assets grow."[69] Interestingly, the ICI's operating expense study avoided calling specific attention to advisory fees. The ICI researchers bundled advisory fees and

61. BOGLE, *supra* note 30, at 321 (emphasis added).

62. *See* Schonfeld & Kerwin, *supra* note 20, at 107. ("Mutual funds increasingly are the investment vehicle of choice.... Mutual funds offer advantages that other investment vehicles may not, including diversification, *economies of scale*, and professional management.") (emphasis added).

63. The GAO REPORT noted:

> Industry officials we interviewed... generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisors' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisors we interviewed also agreed that their operations experienced economies of scale.

GAO REPORT, *supra* note 12, at 34.

64. *Id.* at 9.

65. *Id.*

66. *Id.* at 9-11.

67. The GAO found that among the industry's 77 largest funds, of the 51 that experienced asset growth of at least 500% from 1990 to 1998, 38 reduced their expense ratios by at least 10%; of the remaining 13 funds, 7 reduced their expense ratios by less than 10%, and 6 either had not changed their fees or had raised them. GAO REPORT, *supra* note 12, at 11-12.

68. Rea & Reid, *supra* note 50, at 12-13.

69. Rea et al., *supra* note 43, at 2. Excluded from the definition of "operating expenses" were 12b-1 fees paid by many fund shareholders. The omission was justified by the study's authors on the basis that the payments are mainly used "to compensate sales professionals for advice and assistance given to buyers of fund shares." *Id.* at 1. In litigation, the payments have been justified on the ground that they are assessed "not only to encourage growth, but also to stimulate improved shareholder service." Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 490 n.37 (S.D.N.Y. 1988). Included as operating expenses for purposes of the study were such items as custodial and transfer agent fees. Rea et al., *supra* note 43, at 5.

administrative fees (such as custodial fees, legal and accounting fees, and transfer agent fees, but excluding 12b-1 fees). The ICI study observed that the ratio of bundled costs to fund assets, the "operating expense ratio," did indeed decline as fund size rose.[70]

C. Testing the ICI's Findings: Verification and Unbundling

To verify the ICI's analysis, the authors screened the Morningstar Principia Pro database for domestic equity funds.[71] After adjusting for missing and unusable data,[72] the final sample consisted of a total of 2161 actively managed, noninstitutional funds. Of these, 1090 were single class funds and 1071 were multiclass funds representing a consolidation of 3302 sub-funds. This approximated the ICI sample of 2260 funds.

The ICI analysis used simple average operating expense ratios to aggregate multiclass funds within ranges of fund size. For comparison purposes, the authors initially used simple averages. However, weighted averages are superior[73] and hence supply the principal data used in the authors' analyses.[74] Comparison of ICI results with the current study are presented in Table 1.

70. Rea et al., *supra* note 43, at 2, 15.

71. Morningstar's Principia Pro compilation for October 1999 was the principal source of data for the authors' study. This date was chosen as corresponding most closely to pension fund data presented in the next section. The Morningstar material contained data as of the end of September 1999, reflecting expenses for most funds as of the end of June 1999. Initially, the authors' total database was screened to include only domestic equity funds—a total of 5238 were obtained. The sample included index, specialty, balanced, asset allocation, and a few convertible bond funds. Next, funds with zero assets and missing data were eliminated. This reduced the sample to 4943 funds. At this point, multiclass funds were aggregated into single funds. Such funds are an aggregation of sub-funds, each with different distribution channels. For instance, there may be a front-load fund (with or without 12b-1 fees), a back-load fund (with 12b-1 fees), a level-load fund (with 12b-1 fees), and an institutional fund with no 12b-1 fees and lower administrative fees. Portfolio expenses and most administrative expenses are incurred at the fund level and prorated to share classes based upon share class assets. Funds assets were totaled, and averages of expense ratios, operating expense ratios, management fees and administrative fee ratios were obtained using simple and weighted averages where the sub-fund assets were used as weights. Initially, an analysis was conducted corresponding to the ICI Table 1. Results were nearly identical to those presented in the body of the paper. Subsequently, all index and single class institutional funds were excluded from consideration, and these results, corresponding to ICI Table 6, are presented in Table 1. Although they are subject to minor inaccuracies, management fees from Morningstar were used as a proxy for advisory fees. *See infra* note 100 and accompanying text.

72. Funds were excluded from consideration if they reported bundled administrative costs or if advisory or administrative fees were zero. The latter occurs frequently when the investment advisor temporarily waives all or part of such fees as a means of subsidizing the fund, typically during the start-up period. The majority of excluded funds were small (total assets less than $100 million) and the balance of excluded funds were spread uniformly among different-sized funds. An analysis of the total sample revealed no significant differences, with the exception of the very small funds, where fee waivers caused average advisory and administrative fees to be lower than some larger funds.

73. Using simple averages, the expenses of a $1 million fund would be of equal importance to a $100 billion fund.

74. The authors' simple average numbers are presented in the text to demonstrate that the authors' data generate results similar to those presented in the ICI study.

Table 1
Comparison of Operating Expense Ratios with ICI Expense Study

ICI Study			Current Study		
Fund Size	Number of Funds	Simple Average Operating Expense Ratios (Basis Points)	Number of funds	Simple Average Operating Expense Ratios (Basis Points)	Weighted Average Operating Expense Ratios (Basis Points)
<$250 mm	1,451	147	1,295	129	114
$250-$500 mm	261	116	272	103	104
$500-$1,000 mm	204	109	228	98	98
$1,000-$5,000 mm	265	94	274	89	85
>$5,000 mm	79	72	92	68	63
Overall	2,260		2,161	114	75

The left-hand column in Table 1 is the ICI breakdown by the size of fund. It is expected that economies of scale will cause average operating expense ratios to decline as fund size increases, and this is indeed the case. The ICI study shows the operating expense ratio declining from 147 basis points to 72 basis points as fund assets increase from under $250 million to greater than $5 billion. Operating expense ratios obtained from Morningstar exhibited a similar decline from 129 to 68 basis points, although the operating expense ratio averaged about 10 basis points less than the ICI study.[75]

The right-hand column of Table 1 presents the weighted average operating expense ratios. These also decline as asset size increases, although the decline is not as dramatic as occurs with the simple average numbers. Unfortunately, the degree and source of lower expenses is not adequately explored in the ICI study which, by bundling different costs into one overall "operating ratio," failed to examine the differences between advisory and administrative expenses.

75. There are several reasons for the slightly lower average operating expense ratios. First, the ICI study contained over 150 additional smaller funds, presumably because such funds are more likely to report to a trade association than Morningstar. Second, the authors' study had larger funds. This occurred because of the combined effects of a rising stock market and a slightly later period of analysis, which caused fund size to appreciate, and perhaps caused lower expenses due to economies of scale. In addition, the ICI simple average methodology allowed for the exclusion of all institutional funds. The current study was able to exclude only single class institutional funds and maintain the weighted average methodology. Finally, an ICI staff member suggested to us that Morningstar sometimes reports 12b-1 fees at the maximum rather than the actual level. Telephone Interview with Brian K. Reid, Senior Economist, Investment Company Institute (Aug 23, 2000). The authors were unable to confirm this.

Having confirmed the essential equivalence of the Morningstar and ICI results, operating expense ratios were decomposed into advisory and administrative expense ratios. The ICI asset groupings and categories were maintained. The results of this analysis are presented in Table 2.

Table 2
Comparison of Weighted Average Operating, Advisory, and Administrative Expense Ratios

Fund Size	Number of Funds	Average Fund Size ($mm)	Weighted Average Operating Expense Ratios (Basis Points)	Weighted Average Advisory Expense Ratios (Basis Points)	Weighted Average Administrative Expense Ratios (Basis Points)
<$250 mm	1,295	$77	114	71	43
$250-$500 mm	272	$355	104	71	33
$500-$1,000 mm	228	$715	98	67	30
$1,000-$5,000 mm	274	$2,163	85	61	24
>$5,000 mm	92	$14,520	63	46	17
Overall	2,161	$1,058	75	54	21

The third column of Table 2 shows the average size of the fund in each group. Note that there are large numbers (1295) of relatively small funds, with an average fund in the less than $250 million range having $77 million in assets. On the other hand, there are relatively small numbers (92) of very large funds (average assets of $14.5 billion). Thus, the distribution of fund size exhibits an extremely negative skew. The largest funds (greater than $5 billion) average more than $14 billion, almost seven times larger than the next largest grouping ($1 to $5 billion) and almost 200 times the average fund in the less than $250 million range.

Weighted average operating expense ratios are identical to those in Table 1. These decline about 45% from the smallest to the largest funds (from 114 to 63 basis points). However, the two columns on the right reveal that the decline is not uniform for advisory and administrative fees. Advisory fees decline from 71 to 46 basis points from the smallest to the largest funds, only a 35% decline. Advisory fees are essentially flat at about 70 basis points up to about a $1 billion fund size. A twenty-fold increase in the average fund size (from $715 million to $14.5 billion) results in only a 31% decrease in advisory fees. Administrative fees, on the other hand, decrease from 43 to 17 basis points, a 60% decline. This decline is relatively smooth and linear. Thus, it is clear that, percentage-wise, greater economies of scale are being passed on to the fund shareholders in the administrative fees than in the advisory fees. The ICI's bundling methodology, which combines the two different fee types, conceals this fact.[76] The authors' data is consistent with the ICI's in showing, unequivocally, that there are economies of scale operating in the fund industry.[77] Fund operating expenses tend to decline steadily as fund size grows. However, this decline is not uniform across administrative and advisory fee levels. The data reveals that fund advisors are reluctant to share economies with fund shareholders when negotiating the terms of advisory fee contracts. This reluctance depletes shareholder wealth.

It is useful to put the authors' analysis into a larger context. The 2161 funds in the sample represent a total market value of about $2.2 trillion. With a weighted average operating expense ratio of 75 basis points, the fund industry is charging shareholders of this subset of mutual funds about $16 billion a year to manage their funds. The 92 funds with assets greater than $5 billion represent about $1.3 trillion, and their annual management costs are about $8.5 billion. Of the $8.5 billion, about $6 billion are charged for advisory services. We have seen that advisory and administrative costs decline as fund size increases, but with administrative costs declining much more rapidly. Had advisory costs declined by the same percentage amount as administrative costs, they would average 28 basis points for the largest funds (rather than 46 basis points), yielding annual advisory costs of $3.5 billion instead of $6 billion. Thus, under the assumption that economies of scale should be realized for advisory fees and administrative fees equally, in rough numbers there are about $2.5 billion of excess advisory fees paid annually among the very largest of the actively managed equity mutual funds.

D. Summary

The ICI's position is that price competition reigns in the fund industry, with economies of scale existing and being properly shared by the advisor with fund

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76. In fairness to the ICI, there is no easy, simple way to unbundle the data since the SEC has never seen fit to define "investment advisory fees" and require separate reporting for that item. As a result, the SEC's staff embarrassingly professes not to be able to determine directly whether economies of scale exist for advisory fees. REPORT ON MUTUAL FUND FEES, *supra* note 5.

77. Other studies have likewise tended to find declines in fund expenses as assets have ballooned. One study by Kanon Bloch evaluated funds accounting for 80% of the industry's equity fund assets and found that the average equity fund's expense ratio dropped 16% between 1993 and 1999 on an asset-weighted basis. Richard J. Oppel, Jr., *Fund Expenses: They're Going Down, Down, Down; Conventional Wisdom Is Belied By the Numbers*, N.Y. TIMES, July 4, 1999, § 3, at 11. The same ICI study that showed a rise in overall operating expenses from 1980 to 1997 also showed a drop over the same period of time for the same array of equity funds in total shareholders costs, from 2.25% of net assets to 1.49%. Rea & Reid, *supra* note 50, at 11. The drop principally reflected lower distribution costs caused by investor preferences shifting from load to no-load funds, low expense ratio funds, and low-cost index funds. Bogle, *supra* note 48; *see also* Jerry Morgan, *Mutual Fund Loads Can Be a Load Over Time*, NEWSDAY, Dec. 6, 1998, at F06. The effect of the no-load option in driving down overall fund distribution costs demonstrates that in a free market, with load differences clearly disclosed, investors over time are able to migrate in the direction of low-cost providers of fund services. The choice between buying a load and no-load fund is one unhindered by any impediments save brand preference and lack of knowledge.

Another possible source of downward pressure on selling costs is cut-rate pricing offered to investors who buy load funds through 401(k) plans. "Investors may look at their 401(k) plans and start questioning why funds offered through the retirement plans have lower fees than the same funds offered outside the plans." Mindy Rosenthal, *A Loud Call to Lower Fees?*, FUND DIRECTIONS, Feb. 1999, at 1.

shareholders. This appraisal is supported by selectively presented data.[78] In reality, what has been declining is principally the cost of delivering shareholder administrative services relative to aggregate net assets.[79] Because most recent equity fund asset growth has resulted from portfolio appreciation,[80] and has thus been costless to the advisor, it should not be surprising that the ratio of shareholder administrative expenses to fund assets has tended to drop as funds have gotten bigger.

Though administrative expenses have dropped as fund size has grown, it is unclear whether there is robust price competition in the market for the most critical service

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78. It is argued on behalf of the ICI, that funds' operating expense ratios (consisting of advisory and administrative fees lumped together) have "generally" tended to decline with significant asset growth. Rea et al., *supra* note 43. Nowhere does the ICI study attempt to focus solely on the fees charged for the single item most fund shareholders want to buy—investment advice. The authors' analysis separates out advisory fees and administrative fees. When this is done, it becomes evident that economies of scale in the rendition of advisory services are, for the most part, not being shared with fund shareholders.

Missing from the ICI operating expense study is data showing the percentage growth of revenues flowing to fund managers in comparison with the growth of fund assets. In contrast, a 1996 study reported that while fund assets grew by more than 80% between 1992 and 1996, fund managers' revenues nearly doubled, from $11.7 billion to $23 billion. Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73; *see also* Oppel, *supra* note 77 ("[W]hatever the fee cuts at some fund companies, they pale next to huge revenue gains, as assets under management in stock funds soared 44-fold, to $3.2 trillion, in the 15 years ended in May, according to data from the [ICI]."). The ICI's Operating Expense Ratio study is thus akin to a bikini bathing suit: it reveals the interesting and conceals the vital.

Another ICI theme is that the "total costs of fund ownership" have been dropping for fund shareholders. *See Improving Price Competition*, *supra* note 40, at 86 (statement of Matthew P. Fink, President, Investment Company Institute). This ICI policy position was subsequently backed up by a study featuring tortured results published in November of 1998. *See* Rea & Reid, *supra* note 50 (finding that the "total cost of investing" in mutual funds, or the "total cost of fund ownership" has been decreasing). Its methodology is attacked in Bogle, *supra* note 48. Bogle isolated five flaws in the ICI's study. First, the results were weighted by sales volume; unweighted expense ratios escalated 64%, from 0.96% to 1.58%. Second, the ICI failed to note that expense ratios for the lowest cost decile were up 28% from 0.71% to 0.90%. Bogle theorizes that the increase would be greater ("perhaps up 35-40%") if Vanguard were excluded from the sample. Third, the ICI data ignores the hidden cost of increased portfolio turnover among the industry's funds, which cuts performance and generates taxable gains, potentially adding another 0.50% to 1.00% in costs. Fourth, Bogle criticizes the ICI's cost data for ignoring the opportunity cost of not being fully invested in stocks. This cost Bogle estimates at 0.6%. Fifth, Bogle faults the ICI data for ignoring the fees charged to investors who buy funds through "wrap accounts." Sixth, and finally, Bogle charges the ICI with manipulating load costs by amortizing sales loads based on inaccurate assumptions which, if corrected, would increase average sales-weighted costs by an estimated 0.50% to 1.85%. *Id.* That ownership costs have dropped due to lower distribution charges is a tribute to investors' behavior at the purchase point, where the load/no load option is visible and increasingly well understood. *See* GAO REPORT, *supra* note 12, at 47. The convergence of increased consumer sophistication, indexing, institutional sales, and price sensitivity on the part of retirement plan fiduciaries are having an impact in cutting distribution expenses charged by fund sponsors.

79. That administrative costs should show economies of scale comes as no surprise. Administrative costs are a mixture of fixed costs (directors' fees, legal fees, insurance premiums, auditing, taxes, and state and federal registration fees) and variable costs (custodial and transfer agent fees, postage, printing, etc). Variable costs are dominated by transfer agent fees. The transfer agent maintains records of shareholders' accounts and transactions, disburses and receives funds from shareholder transactions, prepares and distributes account statements and tax information, handles shareholder communication, and provides shareholder transactions services. The GAO found that the bulk of stock and bond funds' recent growth has come from portfolio appreciation, a circumstance almost certain to create economies of scale. *See* GAO REPORT, *supra* note 12, at 9.

80. As noted earlier, the GAO found that 64% of equity fund growth was due to the appreciation in value of portfolio securities. *Id.*

offered by the fund to its shareholders: professional management advice. The authors' data confirms that economies of scale in the market for advisory services are likely to exist. To the extent that they do exist, it appears they are being captured mainly by the funds' advisors, not the funds themselves. In the advisory services marketplace, price competition seems particularly weak. As Bogle argues: "Price competition is . . . defined by the actions of producers, not the actions of consumers. Thus, price competition is not 'intense' in the fund industry; it is barely alive."[81] The fiduciary-managers' seeming ability to reap large rewards by not sharing cost savings with fund shareholders brings to mind Professor Paul Samuelson's insightful testimony before the Senate Banking and Currency Committee in 1967 when it was considering fund legislation: "I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company."[82]

IV. EXPLORING THE TWO-TIERED STRUCTURE FOR PROFESSIONAL ADVISORY SERVICES: MUTUAL FUND FEES VS. PENSIONS FUND FEES

A fair question is how the cost of professional management advice sold to funds and their shareholders compares with the price paid for like services sold elsewhere in the economy.[83] Investment advice is essentially a commodity.[84] Outside the fund industry, it is bought and sold in a much more competitive marketplace. Active portfolio management essentially is a mental process. It principally involves deciding which securities to buy and sell in order to maximize returns.[85] The process is scalable, in that it is equally applicable to large and small portfolios. The manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio,[86] but

81. *Id.*

82. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 353 (1967). The investment paid off. *Id. See also* Simon, *supra* note 10, at 130 ("One obvious fact emerges: It is far more lucrative to own a mutual fund company than to invest in the company's products.").

83. An even fairer question is what funds *themselves* are paying now for the professional management advice they need in order to function. The answer is not clear. It has been suggested that only a small fraction of the total bill paid to the advisor by shareholders actually goes to pay for the cost of producing investment advice. Waggoner & Block, *supra* note 9, at 3B (quoting John C. Bogle for the proposition that only $3 to $5 billion of the $55 billion earned annually by fund management companies "goes to investment resources").

84.

> Two years ago, Morningstar mutual fund analysts started warning investors that the fund industry was ratcheting up fees, especially management fees, to dangerous levels forcing people to pay premium prices for what is in essence a commodity. Worse, says John Rekenthaler, the group's director of research, it has become pretty clear that over time funds with lower expense ratios outperform those with higher ratios. . . .

Longo, *supra* note 10, at 1.

85. As part of the management process, the investment advisor will need to deal with additional issues such as dividend reinvestment, cash balances and flows, trading costs, and market timing.

86. Managers differentiate themselves in various ways. There are large, mid, small, and micro cap managers, as well as value, growth, balanced, asset allocation, hybrid, and quantitative managers. However, the essential insight remains intact: portfolio management is a mental process that is applicable to all portfolio types and sizes. It follows that what is being produced by the portfolio manager is intangible. It also comes close to

the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower. Investment managers are regularly hired and fired and those doing the hiring enjoy the benefits of a competitive market. Significantly, as we shall see, some of those bidding for investment advisory work in the free market populated by pension and endowment fund managers are fund advisors or their affiliated entities.

A. Research Shows Fund Shareholders Pay A Premium For Investment Advice

Wildly different fee structures apply to equity portfolio investment advisory services purchased by public pension funds on the free market compared to the same form of services purchased by investor-owned mutual funds. The disparity has received scant attention to date. Nearly forty years ago, a study conducted for the SEC by the Wharton School of Finance and Commerce determined that where fund advisors had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients."[87] The Wharton Report's authors ascribed the disparity in fee structures to fund advisors' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set extra-competitive prices.[88] The Wharton Report identified 54 investment advisors with both mutual fund clients and other clients.[89] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in 39 out of the 54 cases, 200% higher in 24 of the cases, and 500% or more higher in 9 of the cases.[90]

possessing infinite scalability, just like the Internet or television. Adding additional shareholder accounts does not run up the cost of portfolio management any more than adding viewers increases the creative cost of devising a TV show or a class broadcast over the Internet. Once the investment objectives of the fund have been specified and an appropriate list of securities chosen, the size of the portfolio tends to be inconsequential. *See* STAFF OF THE NEW YORK INSTITUTE OF FINANCE, STOCKS BONDS OPTIONS FUTURES—INVESTMENTS AND THEIR MARKETS 134 (Stuart R. Veale ed., 1987) ("Generally, the larger the fund, the less the percentage the manager charges because it is almost as easy to run a $200,000 account as it is to run a $100,000 account. (You just buy and sell twice as much of whatever it is you're going to buy and sell.)"). It is true that larger funds with larger portfolios bear greater trading and shareholder administrative costs. However, these are administrative costs. Since they are not charged to the investment manager, they are irrelevant to the question of economies of scale in the pricing of investment advisory services.

87. WHARTON SCHOOL OF FINANCE & COMMERCE, 87TH CONG., A STUDY OF MUTUAL FUNDS 493 (Comm. Print 1962) [hereinafter WHARTON REPORT].

88. The price disparity was explained as follows:

> The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of the fees charged open-end companies, they are typically fixed by essentially the same persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.

Id. at 493–94.

89. *Id.* at 489.

90. *Id.*

The existence of free market versus fund market pricing disparities for advisory services has long been known to the SEC. In its detailed report submitted to Congress in 1966, entitled *Public Policy Implications of Investment Company Growth*,[91] the SEC revisited the Wharton School's findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff."[92] Nonetheless, over more than three decades, despite dramatic escalation in fund advisory fee levels and revenues, the SEC has ignored the subject of pricing disparities. Not everyone has been so generous as the fund industry's chief regulator. For example, one author has contended that fund shareholders "pay nearly twice as much as institutional investors for money management."[93] Other evidence that advisory fee structures are unusually lucrative in the fund industry in comparison with pension advisory business comes in the form of reports that fund advisor buy-outs are more costly than acquisitions of firms that advise pensions.[94]

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91. H.R. REP. No. 89-2337 (1966).

92. WHARTON REPORT, *supra* note 87, at 120.

93. Simon, *supra* note 10, at 130. The author makes a key point while overlooking another one. In truth, mutual funds are not different from institutional investors in form; a mutual fund, as an entity, actually *is* an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on "institutional status," it turns on self-dealing and conflict of interest. It is worth noting that within the universe of fund shareholders, there are some institutional investors, many of whom tend to buy shares in institutional funds. Expense ratios for institutional funds are roughly half of the expense ratios borne by retail funds. Mary Rudie Barneby, *Why Your 401(k) Plan Needs an Investment Policy and How to Establish One*, *in* PENSION PLAN INVESTMENTS, CONFRONTING TODAY'S INVESTMENT ISSUES ERISA LITIGATION: THE REGULATORY PERSPECTIVE & PRACTICAL IMPLICATIONS ON PLAN MANAGEMENT & INVESTMENTS (1997) at 79, 92 (PLI Tax Law & Practice Course, Handbook Series No. J-397, 1997). Some expenses, such as transfer agent costs, naturally will tend to shrink as a percentage of fund assets as account size rises. *See* Rea et al., *supra* note 43, at 5. ICI data reflected, as of year-end 1998, an average fund account size for retail accounts of $19,050; for institutional accounts it was $76,160. *Id.* at 5 n.17. Even in the market segment populated by supposedly sophisticated institutional fund investors, there is room to question whether robust price competition operates. *See* Elizabeth A. White, *DOL Issues Section 401(k) Fee Guide, Continues To Consider Further Requirements*, 25 PENS. & BEN. REP. (BNA) 1545 (July 6, 1998) (noting employers generally are unknowledgeable about fund expenses); *see also* Ross D. Spencer, *Disclosure Required for Fee Arrangements Between Mutual Funds and Service Providers*, EMPLOYEE BEN. PLAN REV., Jan. 1998, at 14 (noting that 401(k) sponsors have tended to ignore fund investment management fees).

94. Control positions in pension management companies, who must compete in the free market for business and who risk getting fired, tend to sell for less.

> Because the pension fund accounts managed by Aeltus pay annual management fees that average only 10- to 30-hundredths of a percentage point, and because those accounts can easily change managers, companies like Aeltus can be difficult to sell and may fetch lower prices than the sales of management companies that advise mutual funds. The managers of pension fund assets often sell for prices equal to twice the annual management fees.

Michael Quint, *Aetna is Seen Seeking Buyer for Aeltus Investment Unit*, N.Y. TIMES, Mar. 23, 1995, at D2. Fee multiples in control purchases are higher in the fund industry. *See* Barry B. Burr, *Frontlines: A Good Deal: Asset Management Is Added Value*, PENSIONS & INV., Oct. 13, 1997, at 8 (stating that fund managers reported to sell for four or more times annual revenues); William H. Rheiner, *Acquisition of Mutual Fund Families: Corporate and Regulatory Issues*, *in* UNDERSTANDING SECURITIES PRODUCTS OF INSURANCE COMPANIES 2000, at 415, 418 (PLI Commercial Law & Practice Course, Handbook Series No. A-799, 2000) ("Stock price multiples of mutual fund advisors are often larger than those of other types of financial services companies."). According to its March 28, 2000 Form 10-K, T. Rowe Price Associates, Inc.'s revenue totaled $1.03 billion for

To verify whether the advisory fee pricing disparities found in the Wharton Report and the *Public Policy Implications* study still exist, the authors sent questionnaires[95] inquiring about portfolio management fees to the 100 largest public pension funds listed in the January 25, 1999 edition of *Pensions and Investments*. Pension fund staff were asked for information on fees paid to their fund's external portfolio investment managers during 1998. Responses were received from 53 funds and 36 of these provided usable data.[96] The 36 public pension funds represented total assets of $754 billion, averaging $21 billion. Funds were widely diversified across asset classes and most had commitments to fixed income securities (bonds), real estate, and actively and passively managed domestic and international equities.

For comparison purposes, the analysis was restricted to actively managed domestic equity portfolios. Because internally managed portfolios were excluded, each portfolio could be associated with a specific investment advisor. A total of 220 individual actively managed portfolios were identified with a total of $97.5 billion in assets. The average portfolio size was $443 million, with the range extending from $15 million to $4.8 billion.

Fee data at the individual manager level came in two forms. The majority of pension funds, representing 114 portfolios, sent only a fee schedule (*e.g.*, 50 basis points up to $100 million and 20 basis points on the balance). In these cases, the advisory fee rate for each investment manager was calculated by applying the fee schedule to the level of assets under management.[97] In sixty other cases, funds set the actual dollar amounts of fees paid during the 1998 fiscal or calendar year and this number, divided by assets under management, yielded the annual advisory fee rate for each manager. In the balance of the cases (56), funds sent both a fee schedule and the actual advisory fee paid.[98] Some funds (37, or 17%) had performance fees built into their advisory contracts. Of these, 27 provided actual fee data, and the balance indicated that no performance fees above the scheduled rates were paid. Table 3 compares investment advisory fees for public pension funds and actively managed domestic equity mutual funds.

its most recent year-end. The firm's market capitalization as of late July 2000 was $4.89 billion. *See* Robert McGough & Ken Brown, *T. Rowe Remains Aloof Amid Merger Dance, But Investors May End Up Disappointed*, WALL ST. J., July 31, 2000, at C2. Recently, Pioneer Group, Inc., parent of fund manager Pioneer Investment Management, was acquired for $1.2 billion. *Id.* at C2 (discussing the acquisition and characterizing Pioneer Investment Management as a firm "that has been struggling lately"). The acquisition prices were slightly less than five times Pioneer's 1999 revenues from continuing operations. *See The Pioneer Group, Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 1999*, BUS. WIRE, Feb. 11, 1999, LEXIS, Curnws File. For an account of a control transfer for a fund advisor at a price exceeding 22 times the annual management fees, see BOGLE, *supra* note 30, at 327-28 (discussing how an advisor sold itself for $1 billion at a time that annualized fees were $45 million; fees were raised substantially pre- and post-control sale).

95. The questionnaires asked for voluntary cooperation but were also framed as Freedom of Information Act requests.

96. Of the seventeen remaining funds, six were internally managed, three were defined contribution plans and invested exclusively in mutual funds, two refused outright, one wanted $500 to collect the data, and the balance (five funds) had incomplete data.

97. Asset levels were typically provided as of June or December 1999, which correspond to the 1998 fiscal year and the 1999 calendar year, respectively.

98. Although there were some small differences between scheduled and actual advisory fees paid, analysis revealed no average net difference between the two approaches. In the analysis that follows, the greater of the fees calculated by the two methods was utilized in calculating overall averages.

Table 3
Comparison of Public Pension and Mutual Fund Investment Advisory Fees

	Public Pension Funds		Mutual Funds	
	Average Portfolio	Weighted Average	Average Fund	Weighted Average
Decile	Size $mm	Adv. Fee (Basis Pts)	Size $mm	Adv. Fee (Basis Pts)
1	36	60	24	77
2	79	57	47	77
3	130	49	76	75
4	194	42	121	74
5	257	37	185	73
6	327	42	284	71
7	437	33	454	73
8	579	28	759	69
9	842	22	1,527	66
10	1,550	20	9,666	50
Overall	443	28	1,318	56

To enable a direct comparison of advisory fees between mutual fund and pension fund portfolios, the mutual fund sample has been restricted to those funds with financial characteristics closest to those of the pension fund sample.[99] In Table 3, the bottom line, showing the overall category, reveals that investment advisory fees are twice as large for mutual funds as they are for pension funds, even though the average actively managed domestic equity mutual fund is nearly three times as large as the average actively managed equity pension portfolio.[100]

99. Initially, all mutual funds, including multiclass funds with assets less than $15 million were eliminated. This corresponded to the smallest pension portfolio. Next, all balanced, asset allocation, specialty, convertible bond, and index funds were discarded, as well as those funds classified as "domestic hybrid" by Morningstar. Finally, all funds with a commitment to bonds greater than 5% were eliminated, as well as those single class funds with inception dates after May of 1998. The above procedure generates a sample of mutual funds closely corresponding to characteristics of portfolios of public pension funds. The final sample consisted of 1,343 funds of which 659 were single class funds and 684 were multiclass funds representing a total of 2,118 sub-funds.

100. The analysis attempts to put pension and mutual fund advisory costs on a comparable basis. This process was confounded somewhat by inconsistent reporting of advisory and administrative costs among mutual funds. Specifically, the "management fee" reported in Morningstar sometimes includes not only fees for advisory services but some administrative services as well. This same problem hindered the SEC staff in its recent analysis of fund fees and expenses. *See* REPORT ON MUTUAL FUND FEES, *supra* note 5. The authors' methodology minimized the impact of such problems by excluding from the sample funds shown by Morningstar to have no administrative fees. Such funds tended to be small. Those funds that bundle some administrative costs in the management fee are also likely to be small and have minimal impact on category averages, which are calculated on an asset-weighted basis. Analysis of the Lipper data, which explicitly differentiates between management and advisory fees, revealed a weighted average difference of about three basis points. The authors consider this difference immaterial in the overall comparison of advisory fees between pension and mutual funds.

Decile comparisons were achieved by ranking the respective samples by asset size and then splitting the sample into ten segments with the same number of portfolios/funds in each respective segment. In the first decile of funds, advisory fees are roughly similar, with pension funds paying 60 basis points for an average portfolio of $36 million and mutual fund owners paying 77 basis points for an average fund size of $24 million.[101] From that starting point, pension fund advisory fees decrease in an essentially linear fashion as portfolio size increases. Fees decline from 60 basis points for the smallest portfolios ($36 million on average) to 20 basis points for the largest ($1.55 billion on average). The competitive nature of the market for investment advisory services to public pension funds forces fees to decline as asset size increases, essentially reflecting economies of scale in the money management business.

The pattern is very different for mutual funds. The average fee charged is essentially flat through the first seven deciles, and the fee is consistently greater than 70 basis points. Fees decline when fund size increases above about $750 million, but the decline is not as steep as it is for pension portfolios. The top decile has an average fund size of almost $10 billion, but weighted average advisory fees decline to only 50 basis points.

The full impact of differential advisory fees is illustrated graphically in Figure 1, a bar chart showing the average pension and mutual fund advisory fee in each decile.[102]

Figure 1


Investment Advisory Fees
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
Basis Points
1 2 3 4 5 6 7 8 9 10
Deciles
Pension Fees
Mutual Fund Fees

101. There are respectively 22 portfolios in each pension fund decile, 135 mutual funds in the first three mutual fund deciles, and 134 funds in the remaining deciles.

102. The chart is somewhat misleading in that the size of the average fund is different for public pension and mutual funds in each decile.

Comparison of pension and mutual fund investment advisory fees is confounded somewhat by portfolio/fund size differentials and the extreme negative skew of the fund size distribution for both pension and mutual fund portfolios. These issues will be addressed in turn.

The average pension portfolio is $443 million and the average mutual fund portfolio is $1.3 billion, roughly three times greater. Moreover, in the largest deciles of portfolios/funds, the average mutual fund portfolio is about six times larger than the average pension portfolio. An ad hoc comparison of pension and mutual fund portfolios on a comparable size basis reveals an even greater differential in investment advisory fees between pension and mutual funds. For comparison purposes, the largest mutual funds were removed from consideration, and the size of the average mutual fund was calibrated to be $443 million, identical to the average pension portfolio. On a size-standardized basis, weighted average mutual fund advisory fees were 67 basis points as compared to 28 basis points for pension portfolios.

Regression analysis is a more rigorous approach to comparing differential fees, and it also provides the means of controlling for the extreme negative skew in the distribution of fund size.[103] The standard technique used in studies of economies of scale is to use a log transformation on the nonlinear (skewed) variable.[104] This technique was applied to compare the differential responsiveness of pension and mutual fund advisory fees to increases in fund size. Regressions of the following form were run on both the pension and mutual fund data: Advisory Fee = a + b (Ln Size), where the advisory fees are scaled in whole basis points, and size is scaled in millions of dollars under management. The analysis yielded the following data:

Type	Degrees of Freedom	a Intercept (t stat)	b Ln Size (t stat)	Explained Variance
Mutual Funds	1,342	91 (41.8)	-3.5 (-9.3)	.06
Public Pension Funds	219	103 (14.2)	-11.4 (-9.1)	.27

The negative slope coefficient of both regressions indicates that advisory fees decline as the log of assets under management increases. Both slope coefficients are statistically significant. However, the slope coefficient for the pension fund regression is three times greater than the mutual fund regression. This reflects that pension fund fees are three times more sensitive to assets under management than mutual fund fees. The level of explained variance is more than four times greater for pension funds than mutual funds. This means that equity portfolio size explains only 6% of the variation of mutual fund advisory fees but 27% of pension advisory fee. Clearly there are variables other than fund size that impact advisory fees for both pension and mutual funds, and there is much more unexplained variance in the case of mutual funds than pension funds.

103. From Table 1, funds with greater than $5 billion in assets represented less than 5% of the total number of funds (92 out of 2161) but controlled 60% of the total assets under management.

104. *See* David A. Latzko, *Economies of Scale in Mutual Fund Administration*, 22 J. FIN. RES. 331 (1999).

It is clear that public pension fund portfolio managers are willing to accept lower fees for a greater commitment of funds under management. There is no evidence that managers of public pension fund equity portfolios are paid less than equity fund managers because they do less work or perform at a lower level. There are no well-known cost differences for the advisory function between managing an equity portfolio for a pension fund or a mutual fund. To the extent that fund shareholders require special attention, those added cost differences are absorbed by the fund as administrative costs. They do not serve to inflate advisory fees unless, of course, such costs are bundled with advisory fees in the particular fund's management contract. The authors conclude that the chief reason for substantial advisory fee level differences between equity pension fund portfolio managers and equity mutual fund portfolio managers is that advisory fees in the pension field are subject to a marketplace where arm's-length bargaining occurs. As a rule, fund shareholders neither benefit from arm's-length bargaining nor from prices that approximate those that arm's-length bargaining would yield were it the norm.

B. Portfolio Company Size and Investment Advisory Fees

It is common in the investment management business to characterize portfolios or funds by the market capitalization of the companies whose stock is held in the equity mutual fund portfolio. Company size is measured by the firm's market capitalization, defined as the product of the number of shares outstanding and the current market price per share. Generally, portfolios are labeled large, mid, or small cap (capitalization) portfolios. Definitions vary, but typically large cap companies/stocks have a total market value in excess of $10 billion, mid caps range from $1 to $10 billion, and small cap stocks are generally defined as having a market capitalization of less than $1 billion.

The pension and mutual fund samples were analyzed for fee differences based on market capitalization.[105] Of the 220 portfolios in the pension sample, 177 named large, mid, or small cap in their titles. Morningstar explicitly labels all funds for market capitalization. The results of the analysis are presented in Table 4.

105. It is generally recognized that investment managers charge higher fees for managing small and mid cap portfolios, although the explanation for this is not immediately obvious. One reason could be that information about large cap stocks is widely available, and the market for such stocks is generally viewed as highly efficient.

Table 4
Comparison of Public Pension and Mutual Fund Investment Advisory Fees for Portfolio Management of Large, Mid, and Small Capitalization Firms

	Public Pension Funds			Mutual Funds		
	Average Portfolio Size ($mm)	Number of Portfolios	Advisory Fees (Basis Pts)	Average Fund Size ($mm)	Number of Funds	Advisory Fees (Basis Pts)
Large-Cap	$555	92	21	$2,068	700	52
Mid-Cap	$421	17	42	$636	309	71
Small-Cap	$194	68	58	$374	334	71

Table 4 reveals that managers do indeed charge higher fees for managing small and mid cap portfolios. This pattern is observed for both pension fund portfolios and mutual fund portfolios. However, there are significant differences between the two samples. Mutual funds charge far higher fees in relation to pension fund portfolios for managing large cap portfolios. The weighted average large cap advisory fee of mutual funds is 52 basis points as compared to 21 basis points for pension fund portfolios (about 150% higher). Moreover, the average large cap mutual fund is almost four times larger than the average pension fund portfolio ($2 billion versus $555 million).

Mid and small cap portfolios exhibit similar, although attenuated, patterns. The weighted average mutual fund advisory fee for mid cap portfolios is about 70% higher than the pension advisory fee (71 versus 42 basis points) and about 20% higher (71 versus 58 basis points) for small mid cap portfolios. Thus, the most conspicuous example of high prices caused by the absence of market forces affecting equity mutual fund advisory fees is found in the large cap stocks sector. This is an important category. It dominates among the largest funds by asset size. Of the 100 largest mutual funds, 85 are large cap portfolios, and they represent 93% of the total assets of the 100 largest funds.

There are many ramifications of advisory fee rate disparities of 100% or more between those charged to mutual fund and non-fund clients by the same advisor. They are analyzed in the following section.

C. Individual Managers' Pricing: Fund Management vs. Pension Management

There were a total of 110 different money managers in the 220 pension portfolios examined. Thus, some portfolio managers were represented several times in the sample. In addition, many of the pension fund portfolio managers were also entities managing money for mutual funds. Table 5 presents data for a representative sample of the investment managers with multiple pension portfolios that also managed mutual fund portfolios. The table shows total pension assets, the number of pension portfolios, and the weighted average pension investment advisory fee. In addition, those mutual fund assets of the corresponding managers that met the screens for direct comparison with pension funds are presented. The table shows total assets, the number of funds and sub-funds, and the weighted average investment advisory fees.

Table 5
Comparison of Individual Manager Fees For Pension Portfolios and Mutual Funds

	Public Pension Portfolios			Mutual Funds			
	Total Assets ($mm)	Number of Portfolios	Weighted Average Advisory Fee	Total Assets ($mm)	Number of Portfolios	Number of Sub-Classes	Weighted Average Advisory Fee
Alliance Capital Mgt.	7,817	5	0.18%	24,577	4	16	0.84%
Ark Asset Mgt.	2,442	7	0.45%	929	4	11	0.77%
Brinson Partners	4,597	7	0.22%	644	3	5	0.72%
Loomis Sayles	1,178	3	0.20%	583	5	9	0.49%
Oppenheimer	2,780	3	0.17%	26,518	10	38	0.55%
Putnam Investments	2,113	6	0.31%	122,459	14	48	0.47%
Overall	20,927		0.23%	178,369			0.54%

Table 5 reveals that different investment managers apparently have widely different pricing policies.[106] Alliance Capital Management charged its mutual fund customers, on average, more than 350% more than its pension customer (84 basis points versus 18 for pension portfolios). Ark Asset Management, on the other hand, charged its mutual fund customers about 70% more, but with only about a third of the level of assets under management. Putnam Investment charged about 50% more, and Oppenheimer charged almost 300% more. Large cap portfolios tend to dominate the sample presented. This is reflected in the overall averages. The overall, weighted average pension advisory fee for these managers was 23 basis points, slightly less than the weighted average for all pension managers. The overall, weighted average investment advisory fee for mutual funds was 54 basis points, 2 basis points lower than the overall average.

106. Care must be taken in interpreting these data because the numbers for some managers include a mixture of investment styles and are thus not strictly comparable. For instance, Putnam manages six pension portfolios, comprised of two large and four small cap funds. Of the fourteen Putnam mutual funds, nine are large cap, three are mid cap and two are small cap. Moreover, where Putnam is concerned, there is a far higher level of mutual fund than pension fund assets under management. On the other hand, all of the Alliance Capital portfolios (pension and mutual funds) are large cap portfolios.

D. Externally Managed Vanguard Equity Fund Advisory Fees vs. the Fund Industry

It was noted earlier that the Vanguard Group of mutual funds tends to present lower expense ratios than the rest of the mutual fund industry. This is because Vanguard funds are run on the same basis as most companies in the economy: boards are unswervingly devoted to making as much money as possible—within legal constraints—for shareholders. Stated differently, the Vanguard funds are uncontaminated by the conflict of interest that affects most of the rest of the fund industry. Shareholders of Vanguard's externally managed equity funds thus benefit directly from their boards' ability and willingness to perform a task rarely undertaken in the fund industry—namely, to negotiate at arm's-length for lower investment management fees. This point is illustrated below in Table 6, which shows investment management fees for the ten actively managed domestic equity funds offered by the Vanguard Group as of the end of 1999.[107]

107. These data were obtained from the annual reports of the funds as of the dates shown in the right-hand column.

Table 6
Vanguard Investment Advisory Fees for Actively Managed Domestic Equity Funds

Fund	Investment Advisor	Base Fee (Basis Pts)	Actual Fee (Basis Pts)	Asset Size (billions)	Date
Capital Opportunity	PrimeCap Management	40	40	$5.4	10/99
Equity Income	Newell Associates Spare, Kaplan, Bischel & Assoc. John A. Levin & Co.	16	14	$2.4	9/99
Explorer	Granahan Investment Mgt. Wellington Management Chartwell Investment Ptrs	22	22	$4.1	10/99
Growth & Income	Franklin Portfolio Assoc.	9	8	$9.3	12/99
Morgan Growth	Wellington Management Franklin Portfolio Assoc.	11	11.5	$5.7	12/99
PRIMECAP	PrimeCap Management	19	19	$23.2	12/99
Selected Value	Barrow, Hanley, Mewhinney & Strauss	38	19	$0.2	10/99
US Growth	Lincoln Capital Mgt.	12	12	$19.7	8/99
Windsor	Wellington Management Sanford C. Bernstein & Co.	12	4	$23.2	10/99
Windsor II	Barrow, Hanley, Mewhinney & Strauss Equinox Capital Mgt. Tukman Capital Mgt.	12	11.5	$22.9	10/99
Weighted (Simple) Average		14.9	13.2	($11.6)	

Table 6 reveals that Vanguard is able to purchase investment advisory services for prices far lower than the industry as a whole. The weighted average base fee for the ten funds is 14.9 basis points: The base fee of the ten funds' average portfolio size is $11.6 billion. This is roughly in line with fees paid by pension funds for large portfolios. Table 3 reflects that the largest pension fund portfolios average 20 basis points for an average portfolio size of $1.5 billion (decile 10 in Table 3). Large mutual funds, on the other hand, pay 50 basis points on an average portfolio size of $9.7 billion (also decile 10 in Table 3), more than double the advisory fees pension funds pay and more than three times greater than the fees paid by the Vanguard Group.

The Vanguard Group aggressively negotiates performance fees as part of its investment advisory contracts. This practice causes the weighted average of actual fees paid to the Vanguard external managers, 13.2 basis points, to fall below the weighted average base fee. The chief reason for the difference between the weighted average base fee for the managers and the actual fees paid is due to the penalty assessed against the Windsor fund's managers for their under-performance. In all, five of the ten funds experienced investment advisory fee reductions as a result of unfavorable performance, and one fund, Morgan Growth, enjoyed a fee increase because of favorable results.

The Table 6 data vividly illustrates how cost benefits can be reaped by unconflicted boards. In round numbers, the actively managed Vanguard funds in the sample, holding aggregate assets of $11.6 billion, paid about $150 million in investment advisory fees. Had their advisory fees been subject to standard industry quality negotiations, the subject funds would have paid about $580 million in advisory fees at the prevailing fund industry rate of 50 basis points for large, externally managed equity portfolios. The Vanguard boards' aggressive, shareholder-oriented approach to buying advisory services on the free market thus generated a direct savings exceeding $425 million for the funds' shareholders in 1999 alone.

E. Further Evidence of Questionable Fund Industry Behavior: Charging High Advisory Fees for Passive Equity Portfolio Management

When a portfolio/fund is passively managed, there is no stock picking (active management) involved. Rather, the fund attempts to mimic the returns of some market index, such as the S&P 500 or the Wilshire 5000. Funds using this approach are called "index funds," and the process is called indexing.[108] Pension funds and mutual funds normally pay investment advisory fees for passive management, although in a sense the term is a misnomer. An indexed portfolio is much simpler to manage than an actively managed portfolio. The securities in the portfolio are fixed (except when changed by the index sponsor), and the manager's job is to minimize the tracking error with the index. This sometimes involves sampling a large subset of the index or the use of futures to deploy cash, but the basic process is essentially mechanical. Thus, little if any creativity is called for and personnel costs are kept to a minimum. For these reasons, investment advisory fees for passive management are typically much lower than for active management.[109]

To test whether the fee disparities previously found for external equity portfolio managers hold for index funds, the authors collected data on passive investment advisory fees for mutual funds, pension funds, and the Vanguard S&P 500 Fund.[110] The results are presented in Table 7.

108. *See, e.g.*, Jonathan Clements, *Getting Started: Index Funds Are Hot—But Which One?*, WALL ST. J., June 6, 1990, at C1.

109. *See, e.g.*, James A. White, *Investing Lessons of the Eighties: The Decade of Phenomenal Growth for Institutions*, WALL ST. J., Dec. 26, 1989, at C1, C17.

110. The analysis is limited to plain vanilla S&P 500 indexed portfolios. It is also common to find portfolios indexed to other indexes, such as the Russell 2000 or the Wilshire 5000 stock indexes. In addition, enhanced index funds are sometimes seen where there is a small active component on top of a basic passive approach.

Table 7
Comparison of Weighted Average Investment Advisory Fees on S&P 500 Index Funds for Pension Portfolios, Mutual Funds, and the Vanguard S&P 500 Index Fund

	Number of Funds/ Portfolios	Average Fund/Portfolio Size (billions)	Weighted Average Investment Advisory Fee (basis pts)
Mutual Funds Total	36	$2.1	20
Mutual Funds Reduced	31	$1.2	16
Pension Funds	20	$2.1	1.4
Vanguard S&P 500 Fund	1	$91.1	.01

Pension funds paid an average of 1.4 basis points to outside index fund managers. The average portfolio was $2.1 billion among the 20 pension fund portfolios examined. The typical mutual fund of the same size paid 20 basis points to their investment advisors. These results are confounded somewhat by the willingness of some funds' investment advisors to reduce total expenses.[111] Elimination of the five funds following this practice reduced the average portfolio size to $1.2 billion and the weighted average investment advisory fee to 16 basis points, a figure that is still more than ten times the weighted average pension index fund advisory fee. The Vanguard S&P 500 Fund (First Index) was a $91 billion fund as of October 1999. Examination of First Index's 1999 annual report revealed that Vanguard charged an investment advisory fee of $100,000 for the whole fund. This is equivalent to about 0.01 basis points.[112]

It is difficult to see how mutual fund investment advisors can justify advisory fees that are more than ten times greater than those charged for pension funds. Indexing is a mechanical process that is essentially identical for pension funds and mutual funds. In other words, the name or identity of the customer buying the service is not a valid justification for charging a higher or lower price. The indexing data further supports this Article's findings that fees for externally managed mutual funds are bloated; where arm's-length bargaining occurs, fees charged for an identical service are dramatically lower.

111. The best example of this is the Fidelity Spartan Fund. It was a $27 billion fund in October 1999 and the contractual (and actual) investment advisory fee was 24 basis points. However, by agreement, the expense ratio is limited to 19 basis points, and the procedure to accomplish this is a reduction in overall expenses. Unfortunately, this expense reduction cannot be uniquely associated with advisory or administrative expenses. In the final analysis, an overall expense ratio of 19 basis points, if maintained, is quite competitive and reasonable. *See supra* Table 2 (illustrating that, for large equity funds, average administrative fees alone approximated 17 basis points). This is not true of the remaining funds, which had a weighted average administrative fee of 18 basis points in addition to the 16 basis points investment advisory fee.

112. The expense ratio was 18 basis points, reflecting fund administrative costs. There were no distribution fees.

F. Analysis of Causes Underlying the Fund Industry's Dysfunctional Competitive System

1. Introduction

The fund industry is over-regulated and under-policed. The absence of a strong corrective influence should not be surprising. Those in control of an industry boasting over $7 trillion in liquid assets can afford superb lawyers, lobbyists, and public relations specialists. The fund industry has all of these in abundance. ICI President Matthew Fink energetically argues against major reform proposals,[113] contending that "[c]ompetition is working effectively in the interests of investors."[114] Lately, Congress has not shown interest in improving investors' remedies[115] and cannot be counted on to alter the way

113. *See, e.g.*, GAO REPORT, *supra* note 12, Appendix III, at 117-20 (Letter from Matthew P. Fink, President, on behalf of the Investment Company Institute defending the status quo in the face of the GAO's recommendation for enhanced shareholder disclosure). On the other hand, the ICI has taken some pro-shareholder positions, such as supporting increased funding for the SEC, privacy protection for shareholder information, and limitations on personal investing by fund managers. Lewis Braham, *A Raw Deal for Fund Shareholders*, BUS. WK., July 31, 2000, at 94.

114. *Improving Price Competition*, *supra* note 40, at (Statement of Matthew P. Fink, President, Investment Company Institute. Mr. Fink finds the mutual fund industry competitive to an extent other observers do not. For example, the GAO recently issued a detailed report finding that mutual funds generally do not attempt to compete with each other on the basis of costs; for example, price competition is muted. GAO REPORT, *supra* note 12, at 62-65. The report observed that "most economists view competition in the mutual fund industry as imperfect." *Id.* at 64. It also noted that there was some evidence that competition was not completely absent, pointing to the growing popularity of index funds and the fact that "the two largest fund groups are among the industry's low-cost providers." *Id.* at 65.

On behalf of the ICI, Mr. Fink greeted a preliminary version of the GAO's report as follows: "We agree with the draft report's conclusion that the mutual fund industry is highly competitive . . . ." Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III. In fact, the only use of the phrase "highly competitive" found in the GAO Report is in Mr. Fink's letter, which appears as an attachment. What the GAO actually found was this:

> [A]lthough thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisors generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Id. at 7.

115. The Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. § 78u-4 (West 1997), enacted over President Clinton's veto, is such a statute. It was designed to:

> (1) curb abusive practices in the conduct of securities class action suits; (2) put greater control over class action suits in the hands of large shareholders who are not "professional" plaintiffs; (3) require more detailed information about settlements to be disclosed to shareholders; (4) deter plaintiffs from bringing frivolous lawsuits by imposing sanctions in appropriate cases; (5) give courts discretion to grant early dismissal of suits; (6) provide a statutory safe harbor for forward looking statements; and (7) provide a cap on damages by limiting joint and several liability.

Laura R. Smith, *The Battle Between Plain Meaning and Legislative History: Which Will Decide the Standard for Pleading Scienter after the Private Securities Litigation Reform Act of 1995?*, 39 SANTA CLARA L. REV. 577, 577-78 (1999). Subsequently, sensing that plaintiffs were evading the PSLRA's reach by suing in state court, Congress preempted state law claims when raised in class action suits involving publicly-held companies by enacting the Securities Litigation Uniform Standards Act of 1998, Pub. L. No. 105-353, 112 Stat. 3227 (1998).

the fund industry chooses to conduct itself. The SEC generally has contented itself with presenting proposals destined to have little impact on the way most mutual funds do business.

In the courts, the industry's attorneys have enjoyed tremendous success in protecting management interests: the vast array of legal weaponry found in the securities laws and common law regularly comes to naught when targeted at mutual fund directors and investment advisors. Whatever the theory and wherever the forum, with impressive precision, fund shareholders' claims have been presented, scrutinized, and with scant exception, found wanting.[116]

2. Section 36(b) Case Law Safeguards the Status Quo

The traditional focal point of fund industry advisory fee litigation is section 36(b) of the Investment Company Act of 1940,[117] an express cause of action permitting fund fee payments to be attacked, subject to several severe limitations: (1) plaintiffs are not entitled to a jury trial;[118] (2) only shareholders or the SEC have standing to sue[119] (the fund may not sue for wrongs inflicted on it, as in a common law derivative suit); (3) plaintiffs have the burden of proof, meaning that self-dealing fiduciaries are relieved of the burden of proving fairness;[120] (4) damages are not recoverable for any period prior to one year before the action was instituted;[121] (5) recovery is limited to actual damages resulting from the breach of fiduciary duty and may not exceed the amount of the payments received by such recipient from the investment company or its security holders;[122] and (6) federal courts have exclusive jurisdiction.[123] On the less-weighty, pro-shareholder side of the ledger, section 36(b) lawsuits are immune from the strictures of the Private Securities Litigation Reform Act.[124] Section 36(b), though important in

116. Fund management companies have a sterling litigation record. *See* BAUMOL ET AL., *supra* note 2, at 68, 72-74, 84-85. Like Big Tobacco, fund sponsors to date have never paid a dime in damages in cases alleging excessive advisory fees; unlike the tobacco companies, they have never lost an advisory fee lawsuit on the merits. Most of the cases challenging fund fees as excessive have been settled; those that did not settle were dismissed. *Id.*

117. 15 U.S.C. § 80a-35(b) (1994).

118. *See* Kalish v. Franklin Advisors, Inc., 928 F.2d 590, 591 (2d Cir. 1991), *cert. denied*, 502 U.S. 818 (1991); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45, 46 (2d Cir. 1987), *cert. denied*, 485 U.S. 1034 (1988); Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 487 F. Supp. 999, 1001 (S.D.N.Y.), *aff'd*, 636 F.2d 16, 17 (2d Cir. 1980), *cert. denied*, 451 U.S. 910 (1981).

119. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (1994).

120. *Id.* § 80a-35(b)(1).

121. *Id.* § 80a-35(b)(3).

122. *Id.*

123. *Id.* § 80a-35(b)(5).

124. Pub. L. No. 104-67, 109 Stat. 737 (1995). Most fund shareholder class actions seeking relief under other federal theories are doomed by the Private Securities Litigation Reform Act of 1995. A case in point is *Castillo v. Dean Witter Discover & Co.*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). *Castillo* involved a class action brought by three Florida investors who had lost money after investing in Dean Witter's investment company offerings. Two of the class representatives, Castillo and Fernandez, were described as inexperienced and elderly. *Id.* at 91,092. Fernandez's investment of $15,000 in Dean Witter's "U.S. Government Securities Trust" represented "his life savings." *Id.* The third class representative, Chupka, was described as having "little knowledge of mutual funds prior to investing with Dean Witter." *Id.* Class actions against fund independent directors have been made particularly difficult by the new

setting standards for fund directors' fiduciary duties, is not the last word on the subject. Section 36(b) does not preempt state law fraud and fiduciary duty claims.[125]

The seminal case interpreting section 36(b) is *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[126] a suit brought by shareholders of Merrill Lynch Ready Assets Trust, a successful money market mutual fund. Between 1977 and 1981, the trust's assets had skyrocketed from $428 million to more than $19 billion, generating a jump in the fund's management fee from $1.6 million to $39 million.[127] The plaintiffs claimed that the fund was realizing cost savings through economies of size generated by the tremendous inflow of cash, which was being captured and kept by the fund's advisor in the form of higher profits. The plaintiffs contended that the cash should have been passed on to the fund's shareholders in the form of lower costs and higher net investment returns.[128]

---

litigation. *See* Jordan Eth & Christopher A. Patz, *Securities Litigation and the Outside Director*, 33 REV. SEC. & COMMODITIES REG. 95 (2000).

For present purposes, plaintiffs' key claim was that Dean Witter secretly paid extra compensation to its brokers to cause them to push Dean Witter funds that were, unbeknownst to plaintiffs, higher priced and worse performers than other available funds. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,093. Because the suit was brought as a class action, the plaintiffs were required to satisfy the pleading requirements of the Private Securities Litigation Reform Act of 1995, and they failed miserably. *Id.* at 91,094. The first stumbling block was loss causation, *i.e.*, the need to connect the deception with the ensuing loss. *Id.* The court noted that what caused plaintiffs' damages was poor performance by the funds, an event unrelated to the compensation payments to the registered representatives who had sold them. The court thus found that loss causation had not properly been pleaded. *Id.* at 91,095.

The court likewise inspected and found wanting the various alleged misleading statements or omissions asserted by the plaintiffs. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,096-97. The court rejected out of hand the notion that Dean Witter owed an obligation to compare its funds' allegedly poor performances with competitors' products, finding, as a matter of law, that there is no obligation to disclose information about competitors' products. *Id.* at 91,097. Significantly, the court implied that placing such a burden on Dean Witter would be unfair because it would be hard for "the broker to define its competitors for purposes of comparison, particularly since the various holdings in mutual funds are different in innumerable respects." *Id.* at 91,097 n.10

As for the claim that plaintiffs were duped because they were not advised that Dean Witter brokers were paid extra compensation to favor Dean Witter funds, the court scolded: "Plaintiffs should have been aware that sale of a Dean Witter fund, as opposed to an outside fund, would mean greater compensation for the Dean Witter companies," and that requiring any special warning about salesperson conflicts would impose new duties never previously recognized under the securities laws. *Id.* at 91,098. Here the court simply was dead wrong. Receipt of secret profits by fiduciaries has long been recognized as grounds for a securities fraud suit. *See, e.g.*, Coburn v. Warner, 110 F. Supp. 850 (S.D.N.Y. 1953) (holding a secret commission actionable); SEC v. Kaweske, [1995-1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 98,950 at 93,600 (D. Colo. Nov. 28, 1995) (holding that secret commissions received by the fund advisor from issuers actionable). *See also* Investment Company Act Release No. 9470, 10 S.E.C. Docket 680, 681 n.3 (Oct. 4, 1976) ("It would raise serious questions under the anti-fraud provisions . . . for a broker-dealer to recommend a change of customer's investment . . . merely because such a change would result in compensation for the broker dealer."). The same view can be found under state law. *See* O'Malley v. Boris, 742 A.2d 845 (Del. 1999) (holding that brokerage firm's receipt of ownership interest in a fund management company in exchange for transfer of a firm's customer accounts to a new fund complex may be a material fact required to be disclosed to customers under Delaware fiduciary duty law).

125. *See* Green v. Fund Asset Mgmt., L.P., 245 F.3d 214 (3d Cir. 2001).

126. 694 F.2d 923 (2d Cir. 1982).

127. *Id.* at 930.

128. *Id.* at 928.

En route to affirming the district court's order dismissing the fund shareholders' claims, the Second Circuit articulated a number of precepts adopted by subsequent courts in 36(b) cases:

1. To be guilty of a violation of § 36(b) . . . the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. . . . To make this determination all pertinent facts must be weighed.[129]

2. In determining whether the foregoing standard is met, the following factors need to be weighed: (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the advisor-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; and (f) the independence and conscientiousness of the trustees.[130]

3. Though rates charged by other advisor-managers are a factor to be taken into account in evaluating reasonableness, the normally "unseverable relationship between the advisor—manager and the fund it services tends to weaken the weight to be given to rates charged by advisors of other similar funds."[131]

4. [The] argument that the lower fees charged by investment advisors to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must . . . be rejected.[132]

As the *Gartenberg* test's first prong demonstrates, section 36(b) exists to help insure that prices paid by fund shareholders reflect prices set through arm's-length bargaining. The test furnishes a blueprint for those interested in designing challenges to allegedly oppressive fee regimes. Nevertheless, despite gaping differences between fee schedules for advisory services used in the fund industry and elsewhere, no plaintiff has yet met the *Gartenberg* burden of proving that fees extracted from a given fund are "unreasonably unreasonable."[133] A central problem has been investors' inability to generate the data needed to discharge their burden of proof.

129. *Id.* at 928-29.

130. *Id.* at 929-32.

131. *Gartenburg*, 694 F.2d at 929.

132. *Id.* at 930 n.3. The court justified its ruling on this point on the grounds that "[t]he nature and extent of the services required by each type of fund differ sharply. . . . [T]he pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days." *Id.*

133. The term was coined by Judge Henry Friendly in discussing the role of courts in reviewing fund fee cases:

> There is a common law liability of directors for waste, and while a plaintiff who seeks to prevail on that score may have to show that the fee is not merely unreasonable but unreasonably unreasonable, a court still has the job of comparing what has been done with what has been received.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 610 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

The *Gartenberg* plaintiffs failed to prove either the presence of economies of scale or the advisor's failure to share them with the fund.[134] The plaintiffs' efforts to show unreasonableness by pointing to rates charged by other fund managers were rejected on the stated ground that fees charged by other advisors have little relevance because advisors do not bid against each other in an effort to gain more fund assets to manage.[135] Thus, fund advisors' concerted refusal to compete with each other inures to their advantage to the extent it insulates the fund industry's advisory fee price structure from comparison with fee structures in related fields, such as the market for pension advisory services, where arm's-length bargaining over fees occurs not just in theory but in fact. Happily for equity fund shareholders, *Gartenberg*'s refusal to allow use of comparative fee data seems limited to the facts before the court. In *Gartenberg*, the court was addressing use of pension fund fee data in a suit challenging fee levels in a money market fund. The court's ruling on admissibility would have no force in an apples-to-apples suit where equity pension fund fee levels are compared to fee levels for an equity mutual fund.

Nonetheless, in *Kalish v. Franklin Advisors, Inc.*,[136] the district court dismissed fiduciary duty claims against the defendant fund investment advisor, holding that it was improper to compare the profitability of fund managers to earnings reaped elsewhere in the financial services area: "[T]o the extent that comparisons are probative at all, a mutual fund advisor-manager must be compared with members of an appropriate universe: advisor-managers of similar funds."[137] The fund in *Kalish* invested in GNMA securities. The court in *Kalish* held, in essence, that the designation "similar funds" required disregarding evidence drawn from comparison with Vanguard group's low-cost GNMA fund.[138] The court branded any comparison with Vanguard "seriously flawed,"[139] even though Vanguard's GNMA fund, like Franklin's, was managed by an external investment advisor.[140] The court focused on factors that distinguished Vanguard funds as unique including their internal management and their tendency to furnish

134. *Gartenberg*, 694 F.2d at 931.

135.

> We disagree with the district court's suggestions that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisors to funds managed by them, that the "price charged by advisors to those funds establishes the free and open market level for fiduciary compensation," that the "market price . . . serves as a standard to test the fairness of the investment advisory fee," and that a fee is fair if it "is in harmony with the broad and prevailing market choice available to the investor." Competition between money market funds for shareholder business does not support an inference that competition must therefore also exist between advisor-managers for fund business. The former may be vigorous even though the latter is virtually non-existent. Each is governed by different forces. Reliance on prevailing industry advisory fees will not satisfy § 36(b).

Gartenberg, 694 F.2d at 929 (internal citations omitted).

136. 742 F. Supp. 1222 (S.D.N.Y. 1990).

137. *Id.* at 1237.

138. *See id.* at 1230, 1250 (discussing and rejecting the Vanguard analogy).

139. *Id.* at 1250.

140. *Id.* at 1231. Distinguishing factors focused on by the court were that the Vanguard funds were unique due to their internal management and their tendency to furnish "corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis. *Kalish*, 742 F. Supp. at 1231.

"corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis.[141] The court viewed the low advisory fee (.03%) charged by the Vanguard GNMA fund's external advisor, Wellington Management Company, as attributable to the "the great buying power possessed by the Vanguard group."[142] Not mentioned by the court was another plausible justification that the Vanguard fund's board had bargained effectively and aggressively with Wellington to serve Vanguard's shareholders' interests. The court in *Kalish* likewise implied that Wellington had cut its fees for Vanguard's GNMA fund in an effort to win advisory contracts at other Vanguard funds.[143] An expert in the financial services field offered a one-word appraisal of the *Kalish* court's refusal to accept the Vanguard GNMA analogy argued by plaintiffs: "Heresy."[144]

The district courts in *Krinsk v. Fund Asset Management, Inc.*[145] and *Schuyt v. T. Rowe Price Prime Reserve Fund, Inc.*[146]were equally willing to favor industry defense arguments. Like *Gartenberg*, each dealt with attacks under section 36(b) on advisory fee levels assessed against shareholders of money market mutual funds. The court in *Krinsk* dismissed a fiduciary duty claim against Merrill Lynch, advisor to CMA Money Fund, under section 36(b),[147] and also dismissed a proxy claim under 14a-9.[148] In construing the *Gartenberg* factors, the court in *Krinsk* made a number of significant rulings. First, the court held that plaintiffs would not be permitted to prove that the fund's performance, lauded by the advisor as being "at or near the top of money market funds,"[149] was actually inferior when analyzed on a "risk-adjusted" basis taking into account the portfolio's volatility.[150] Seizing on the fact that the SEC did not require risk-adjusted performance ratings, the court rejected the "concept of 'risk-adjusted' return as a standard of fund performance measurement."[151]

On the crucial issue of the advisor's profitability, the court in *Krinsk* received three expert reports presenting widely varying findings. Plaintiffs' expert testified that in 1984, the CMA generated pre-tax profits for Merrill Lynch of $47.5 million and a pre-tax return on revenues of 28.5%.[152] Merrill Lynch's chief expert reported a loss of $77 million and a *negative* profitability percentage of 55.8.[153] The court understated the issue when it

141. *Id.* (quoting a letter sent to the defendant from Lipper Analytical Services, Inc., a leading source on statistics of mutual fund performance).

142. *Id.* (same).

143. *Id.*

144. Interview with Richard Ennis, Founder and former Chief Executive Officer, Ennis, Knupp & Assoc. (July 19, 2000).

145. 715 F. Supp. 472 (S.D.N.Y. 1988).

146. 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987), *cert. denied*, 485 U.S. 1034 (1988).

147. *Krinsk*, 715 F. Supp. at 502-03.

148. *Id.* at 503.

149. *Id.* at 487.

150. *Id.* This was a dubious ruling. One observer has found that one of the fund industry's chief disclosure shortcomings is that "there is little quantitative risk disclosure. Quantitative measures of risk can greatly aid in judging the quality of a mutual fund." *Improving Price Competition*, *supra* note 40, at 53 (1998) (statement of Charles Trzeinka, Professor of Finance, State University of New York at Buffalo).

151. *Krinsk*, 715 F. Supp. at 487.

152. *Id.* at 489 (citing to tables within the case).

153. *Id.* (citing to tables within the case).

held that "it is safe to say that fee based profits fall somewhere in the range between the [two] positions."[154] After disparaging both sides' presentation on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%."[155] It is not a credit to either side's lawyering that the court was left to guess at what the advisory fee netted the fund's advisor.[156] Moreover, given the court's obvious uncertainty about the advisory contract's profitability, it is difficult to conclude that the fund's directors were better educated, and this is bothersome. For the defense to win a case alleging a breach of fiduciary duty rooted in an unfair compensation charge, one would expect the court and the fund's directors to demonstrate a clear understanding of the advisory contract's profitability to the advisor.

Plaintiffs' fundamental problem in *Krinsk* thus mirrored the problems encountered in *Gartenburg* and *Kalish*: a lack of solid proof.[157] As in *Gartenburg* and *Kalish*, the court in *Krinsk* evaluated comparable expense ratios in a way that was highly favorable to the defense.[158] The court found that expense ratios for stand-alone money market funds were less relevant than for other brokerage money management accounts, and, citing *Gartenberg*, that comparison with even those funds was of "limited value due to the lack of competition among advisors for fund business."[159] The court found that the CMA Fund expense ratio placed it in the "middle range" among similar funds.[160]

The court in *Krinsk* found totally irrelevant the fact that, over and above its charging a level of costs placing it in the middle of its peer group, fund advisor Merrill Lynch pocketed an additional $65 million from a $65 annual fee it assessed against each of its one million CMA investors.[161] The "irrelevant" annual fee paid by the fund's

154. *Id.* Merrill Lynch's average annual profitability for 1984 to 1986 according to the plaintiff was 40.4%; the defendants' expert estimated average profitability for the same period to be 32.7%. *Id.* at 494.

155. *Krinsk*, 715 F. Supp. at 494.

156. The defense lawyers certainly would dispute this point; after all, they won. On the other hand, given that the *Gartenberg* test requires that the fund's directors weigh "the profitability of the fund to the advisor-manager," the inability of the defense credibly to advance a profitability number does not speak well for either the defense's presentation or the Franklin directors' discharge of their investigative duties. *Krinsk*, 875 F.2d at 409, citing *Gartenburg*, 694 F.2d at 929-30.

157. The court in *Krinsk* likewise found the plaintiffs unable to quantify fall-out benefits accruing to Merrill Lynch flowing from (1) "commission profits from trades in the CMA program securities account;" (2) "margin interest;" (3) "management fees derived from funds other than the Fund within the CMA program;" (4) earnings from sales of products and services outside the program, but sold to Fund customers; and (5) profits earned by affiliates who transact business with the Fund. *Krinsk*, 715 F. Supp. at 494. Failure to quantify the fall-out left the plaintiff with no means of showing they contributed to the advisory fee being unreasonably high. *Id.* at 494-96. Likewise, plaintiffs failed to show Merrill Lynch benefitted from economics of scale, because they never quantified the existence and size of any economies realized. *Id.* at 496. The court held that it is not enough to show that costs decreased as the fund grew in size; the per unit cost of providing management services directly to the Fund decreases as the Fund grows, but "the per unit cost of servicing Fund shareholders does not." *Id.* The court found that money fund shareholders "tend to transfer money in and out of their funds on a regular basis," with per unit processing costs remaining constant, and not varying with the size of the fund or the number of accounts. *Id.*

158. *See Krinsk*, 715 F. Supp. at 497.

159. *Id.*

160. *Id.* In 1985, the fund had approximately one million shareholders. Janet Bamford, *See You In Court*, FORBES, Sept. 9, 1985, at 144.

161. *Krinsk*, 715 F. Supp., at 497-98.

shareholders alone generated enormous revenue for Merrill Lynch, exceeding the total amount of the fund's advisory fee.[162] The court's justification for ignoring the $65 million item was that the fee was mandatory for all Merrill Lynch CMA shareholders having cash management accounts, whether they used the CMA fund or not. It viewed the payment as "a reasonable means by which to seek to hedge against the entrepreneurial risk incurred in setting up and maintaining the CMA."[163] There is another way to characterize the annual fee: cash cow.[164]

Schuyt presents a case study of fund directors' fee-setting behavior. The fund in question had experienced ten-fold growth over three years.[165] The advisor's pre-tax profit margin had escalated from 57% for the first nine months of 1979,[166] to 59.1% for the entire year,[167] to 66.8% for 1980,[168] and to 77.3% for 1981.[169] The court in *Schuyt* approved the directors' behavior based on the *Gartenberg* factors,[170] faulting plaintiff's experts for failing to address them in detail.[171] In the course of its favorable appraisal of

162. The advisory fee for 1985 was under $64 million. *Id.* at 479.

163. *Id.* at 498.

164. Well appreciating the importance of the court's ruling that the annual fee was not subject to scrutiny under section 36(b), Merrill Lynch reacted in a predictably entrepreneurial way—it hiked the fee to $100 per year, and, for good measure, added a $25 annual charge for shareholders who wanted a Visa Gold card. Andrew Leckey, *Money Market Accounts Try to Woo Clients*, ST. LOUIS POST-DISPATCH, Mar. 18, 1993, *available at* LEXIS, Curnws File. By 1996, Merrill Lynch had 1.3 million CMA accounts. *Merrill Lynch Introduces the CMA Global Gold Travel Awards Program; First Offering of its Kind from a Brokerage Firm*, PR NEWSWIRE, Feb. 26, 1996, *available in* LEXIS, Curnws File. For the fiscal years ending Mar. 31, 1994, 1995, and 1996, the total advisory fees paid by the Money Market Fund to the Investment Advisor aggregated $101,568,034, $104,060,839, and $124,239,520, respectively. CMA MONEY FUND PROSPECTUS, July 26, 1996, at 12, LEXIS, Company Library, EdgarPlus File. This means that, by 1996, the legally meaningless CMA annual fee alone generated in that year more revenue than the advisory fee for that year, and twice the advisory revenues attacked as excessive ten years earlier in *Krinsk*.

165. *Schuyt*, 663 F. Supp. at 964. The court was impressed. It variously described the fund's growth as "unprecedented," *id.* at 980 n.53, "amazing," *id.*, and "astonishing," *id.* at 966.

166. *Id.* at 968.

167. *Schuyt*, 663 F. Supp. at 979.

168. *Id.* at 978-79.

169. *Id.* at 979. In blessing such a munificent return for the advisor, the court cautioned that it was "not holding that a profit margin of up to 77.3% can never be excessive. In fact, under other circumstances, such a profit margin could very well be excessive." *Id.* at 989 n.77. In *Strougo v. BEA Assocs.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,742, at 93,611 (S.D.N.Y. Jan. 19, 2000), a closed-end fund advisory fee case, the district court recognized another way to establish under section 36(b) that advisory fee levels are unfairly high: contrast the advisor's take with shareholders' total return. In *Strougo*, for fiscal years 1997 and 1998, the advisor's net fee equaled 46.0% and 42.3% of the fund's total investment income. *Id.* ¶ 93,616. In light of the fund's poor performance relative to peer funds, these numbers made it "impossible to say, as a matter of law, that the net advisor fee . . . is not disproportionately large enough to bear an unreasonable relationship to the services rendered by that advisor." *Id.*

170. The factors are articulated in *supra* text accompanying notes 129-32. The *Schuyt* court's explanation of how the directors' conduct militated in favor of a defense verdict in light of those factors is found in *Schuyt*, 663 F. Supp. at 974-88.

171. *Schuyt*, 663 F. Supp. at 973-74. Defendants' expert fared little better. His position that fees were not excessive rested in part on his contention that "the market for advisors . . . [is] sufficiently competitive to prevent excess profits." *Id.* at 974 n.39. The problem with this testimony, of course, is that it is untrue; it flies in the face of *Gartenberg's* finding that fund shareholders are basically locked into buying services from their current advisor. "[I]nvestment advisors seldom, if ever, compete with each other for advisory contracts with mutual funds." *Id.* (quoting Gartenburg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d Cir. 1982)).

the directors' behavior, the court approved of this formulation of directors' duties by the lawyer who served as independent counsel to the fund's independent directors: "The basic test is whether the directors can satisfy themselves that the information that is available provides a reasonable basis for judgment that the benefits of the economies of scale are, in fact, shared by the advisor with the Fund . . . ."[172]

Though the court recognized that other funds' fee schedules were relevant, indeed, "significant to economies of scale,"[173] it rejected the attempts of the plaintiff's experts to show excessiveness by comparing the advisory fee to the fees they charged "to its private counsel accounts and fees charged by others for performing different types of services,"[174] faulting the expert for failing to correlate the nature of the services provided in the different settings.[175]

While *Schuyt* can be read to leave the door open to proof of excessiveness built in part on evidence of fees charged by the advisor in other venues, the court also emphatically rejected use of fee rates used by banks and trust companies in rendering advisory services outside the fund industry, finding such services "unrelated to the advisory services at issue in this case" and ineligible for consideration under *Gartenberg*.[176] The court in *Schuyt* dismissed the idea that advisory fees charged outside the fund industry could furnish helpful guidance, contending, as did the appellate court in *Gartenberg*, that managers in other venues are not required to cope with processing numerous purchases and redemptions each day.[177] This is a very questionable distinction, at least when the issue is the advisory fee level. It is true, of course, that daily shareholder redemptions add costs to mutual fund administration, and the redemption feature distinguishes mutual funds from other professionally managed investment portfolios, such as pension and endowment funds. On the other hand, the costs associated with the characteristics that make mutual funds unique (such as the need for daily pricing of portfolio securities) tend to be nominal,[178] and in any event, get realized as administrative expenses.

---

172. *Schuyt*, 663. F. Supp. at 969 n.20 (quoting Exhibit AL, at 11). *See also id.* at 970 n.25 (restating "the basic test").

173. *Id.* at 972 n.34.

174. *Id.* at 973 n.38.

175. *Id.* at 973-74 n.38.

> In making his comparison . . . Mr. Silver neglected to inquire about the services provided to [T. Rowe Price's private] counsel clients . . . and was therefore unable to compare the fees charged to the fund to the fees charged to counsel clients. The evidence before this Court clearly indicates that if Mr. Silver had made such an inquiry, he would have found that the types of services provided by the Advisor to the Fund and private counsel clients differ substantially.

Schuyt, 663 F. Supp. at 973-74 n.38.

176. *Id.* at 974 n.38.

177. In so holding, the court cited *Gartenberg* for the proposition that "fee rates of advisors to non-mutual fund clients should not be used as criterion for determining fairness of mutual fund fees because advisors to other types of entities perform services that do not involve a myriad of daily purchases and redemptions." *Id.* The court in *Schuyt* later explained that, "due to the unique nature of the services provided by money market advisors and the industry, the Court finds there were no fee schedules from the competitive market that could have appropriately guided the directors." *Id.* at 983-84.

178. The authors analyzed fund accounting fees presented in Lipper Analytical's mutual fund data. They found that weighted average fund accounting fees amounted to about two basis points of funds' weighted average net assets.

For equity mutual funds, share redemption results in few, if any, added portfolio management costs. Fees paid by the Vanguard group to the outside portfolio managers it hires are rock bottom and comparable to equity pension fund management costs. The asset pools managed by those advisors are, as with the case of all funds, subject to fluctuation as new sales arise and shareholders redeem. In truth, portfolio management costs are subject to substantial economies of scale, as the authors' empirical research shows.[179]

Included in the plaintiff's allegations in *Schuyt* was the charge that the fund's shareholders had been misled, in violation of Rule 14a-9 under the Securities Exchange Act of 1934, due to a failure to disclose to them in a proxy solicitation information concerning the profitability of the advisory contract to the advisor.[180] The court held that, from the standpoint of the fund's shareholders, information disclosing the advisory contract's profitability to the advisor was immaterial as a matter of law.[181] The court found "that the omitted profitability information is neither accurate nor significant enough to influence the vote of investors . . . ."[182]

Obvious problems exist with the court's 14a-9 ruling. First, the court applied an improper test. In a 14a-9 case, the materiality test is not whether the omitted fact would cause an investor to change his or her vote; the voting decision need not be altered.[183] All that is necessary is that there be a substantial likelihood that a reasonable investor would consider the fact important.[184] Adding to the seriousness of the court's analytical error was its willingness to shrug off the need for disclosure on the ground that the profitability information that would have been disseminated about the advisory contract was inaccurate. The court thus turned a blind eye to the fact that the advisor and the fund directors were using and relying on inaccurate profitability data, a circumstance that a reasonable shareholder surely could have viewed as material, particularly in light of the court's finding that the advisor's pre-tax profit margin was an astronomical 77%. Without detailed discussion, the Second Circuit affirmed the lower court's ruling in *Schuyt* two days after it was argued, "substantially for the reasons stated in Judge Ward's thorough opinion . . . ."[185]

---

179. See *supra* notes 93-105 and accompanying text.

180. *Schuyt*, 663 F. Supp. at 989.

181. *Id.* at 990. "[A] reasonable shareholder would not consider profitability information important when voting on the investment advisory agreement." *Id.* The court justified its immateriality ruling on the ground that the SEC did not require disclosure and lacked proof that "such profitability information is commonly provided in proxy statements by others in the money market industry." *Id.* According to one SEC official, disclosure of information about the advisor's profitability in fund proxy statements "has somewhat of a checkered past," and is not expressly required. Letter from Anthony A. Vertuno, Senior Special Counsel, SEC, Division of Investment Management, to John C. Bogle, Chairman, The Vanguard Group (Feb. 29, 1996) (on file with author). Funds must disclose factors weighed by the board in setting the advisory fee, including advisor profitability which "is often considered by a fund's board," but the disclosure may be made "without specific numbers." *Id.* In short, on the crucial issue of disclosure to fund shareholders about the dollars paid for advisory services, the SEC tolerates, and thus abets, nondisclosure or, at best, weak, generalized disclosure.

182. *Schuyt*, 663 F. Supp. at 990.

183. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 448-49 (1976).

184. *See infra* note 219.

185. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 835 F.2d 45, 46 (2d Cir. 1987).

3. Problems With the Gartenberg *Test As Applied*

Gartenberg's reasonableness test is unexceptionable in theory; in practice, it is a failure. The reasonableness test's starting point is fair; it is a demand that fees be equivalent to those resulting from "arm's-length bargaining." The next part of the test demands that among the factors that "are to be considered" are "comparative fee structures."[186] So far, so good. What happens next is not good; *Gartenberg*'s pro-investor logic becomes perverted. Post-*Gartenberg* courts have improperly denied the relevance of advisory fee structures actually set by arm's-length bargaining (as in the pension fund advisory fee analogy). Low-cost fee structures charged by other funds (like Vanguard's) are likewise found essentially irrelevant, if for no other reason than the fact that, because fund advisors refuse to compete against each other for advisory business, lower prices are not available to the fund. Misapplication of the *Gartenberg* criteria has led to a tilted playing field. The absence of a competitive market has not become a reason for enhanced scrutiny, but a justification for fitting the judiciary with blinders.

Problems prevail with the judiciary's refusal to consider and learn from free market pricing patterns. The *Kalish* court's refusal to credit the Vanguard analogy is absurd. Vanguard competes directly with all other funds for investors' money. Its pricing structure is relevant precisely because its low cost orientation provides a yardstick for measuring the reasonableness of other funds' fee structures.[187] To say that Vanguard's fee schedules are irrelevant just because the Vanguard managers, like most other corporate managers in the economy, operate with an eye single to their shareholders' interests, only calls attention to the peculiarity of the fund industry's default management structure. Likewise, it is foolish to say that fee levels charged by pension funds' external advisors have no relevance to mutual fund advisory services. If, as *Gartenberg* insists, free market pricing (or "arm's-length bargaining") is relevant to the examination of fees under section 36(b), then all pertinent evidence should be marshaled and scrutinized. This includes prices set in the free market for the same commodity, whether by Vanguard funds, pension funds, endowment funds, or other institutional investors. Again, it is improper to read *Gartenberg* as barring such evidence, for the court in that case held the pension fund advisory fee data was irrelevant to the claim only because the fund in question was a money market fund; had it been a bond or equity fund, the court almost certainly would have allowed the comparison.

Moreover, analogies to establish fairness by fiduciaries can play a major role in addressing misconduct in the securities field. For example, experts testifying in individual brokerage account churning cases today are free to support their opinions with turnover rate data drawn from mutual fund prospectuses.[188] Another securities area where argument by analogy has been accepted relates to excessive markups. In *Grandon v. Merrill Lynch & Co.*,[189] the Second Circuit had no difficulty analogizing to markup

186. *See Krinsk*, 875 F.2d at 409 (enumerating the *Gartenberg* factors).

187. *See* Rosenthal, *supra* note 77, at 1 ("[S]ome directors are already pondering what, if anything, they should do to lower fees .... Jenine Stranjord, independent trustee with American Century Investments, notes that as more investors move to Vanguard, mutual funds will have to re-look at fees.").

188. Both authors are personally familiar with the practice. The scholarly support for the practice stems from Donald Arthur Winslow & Seth C. Anderson, *A Model for Determining the Excessive Trading Element in Churning Claims*, 68 N.C. L. REV. 327 (1990).

189. 147 F.3d 184 (2d Cir. 1998).

limits on equity securities en route to holding that plaintiffs had stated a cause of action based on allegedly excessive, undisclosed markups for municipal securities. There is another reason why *Grandon* is pertinent here. In *Grandon*, the court dealt with a material nondisclosure issue and held that investors are entitled to be informed when the prices charged them are not reasonably related to prices charged in "an open and competitive market."[190] The authors do not understand why fund shareholders deserve a lower caliber of disclosure than investors trading municipal securities. Advisors who milk fund shareholders by charging them prices for advisory services well beyond those charged other institutions, such as pension funds, risk liability if the duty of full disclosure that *Grandon* espouses for bond market pricing gets transplanted and takes root in fund advisory fee litigation.[191]

4. The Missing Ingredient: Admissible, Compelling Data

Plaintiffs' inability to discharge their burden of proof in fully litigated fund advisory fee cases highlights a grave problem confronting plaintiffs in every suit under section 36(b) charging unreasonable fee levels: a lack of accurate supporting data. When legislation to address perceived problems with fund fee levels was considered by Congress in 1967, Professor Ernest Folk testified that saddling plaintiffs with the burden of showing that fees were excessive "unduly favors management,"[192] since fund shareholders do not have access to crucial data relating to the quality of the services provided, economies of scale, or the value of all benefits received by the advisor through its control position.[193] Congress refused, however, to shift the burden of proving fairness from the shareholder to the advisor as Professor Folk advocated.[194] This lack of data sealed the fate of the plaintiffs in *Gartenberg*, *Schuyt*, *Kalish*, and *Krinsk*.[195]

The absence of quality data still presents problems for those willing to question the status quo. Most recently, the GAO's detailed study was "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available."[196] When a federal agency, conducting an investigation at the urging of a

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190. *Id.* at 189-90.

191. *See* Simon, *supra* note 10, at 130 ("What we have learned is not likely to endear your fund sponsor to you. Among our findings: You pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up.").

192. *Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 801 (1967) (statement of Ernest Folk, Professor of Law, University of North Carolina).

193. *Id.* at 803-04.

194. Then SEC Chairman Manuel Cohen testified that the Commission did not object to Professor Folk's burden-shifting proposal. *Id.* at 738.

195. Indeed, the Second Circuit in *Gartenberg* explicitly called attention to the plaintiffs' failure of proof:

> Our affirmance is not a holding that the fee contract between the Fund and the Manager is fair and reasonable. We merely conclude that on this record appellants failed to prove by a preponderance of the evidence a breach of fiduciary duty. Whether a violation of § 36(b) might be established through more probative evidence . . . must therefore remain a matter of speculation.

Gartenberg, 694 F.2d at 933.

196. GAO REPORT, *supra* note 12, at 33.

congressional committee, comes up empty-handed in its search for facts, it is obvious that there is a data shortage. This shortage works in favor of fund sponsors and against the interest of fund shareholders.

In truth, fund managers are blessed with a doubly favored litigation posture in fee cases: they do not have the burden of justifying their behavior and, at least prior to litigation, their adversaries are not privy to the crucial data needed to show abusive behavior. *Gartenberg*, as misinterpreted by subsequent courts, has unfairly hindered attacks on excessive fund fees. It is no wonder that recent fund litigation reflects a shift in focus away from excessive compensation claims.[197]

From the standpoint of fund shareholders, about the best that can be said of the *Gartenberg* line of cases is that they are confined to their facts. Three of the four cases—*Gartenberg*, *Krinsk*, and *Schuyt*—concerned money market fund advisory fees[198] and thus are easily distinguishable in an equity fund advisory fee case. *Kalish* dealt with a bond fund. To the extent that price competition or sensitivity to operating cost levels exists in the fund industry, it is most evident in the money market and bond fund segments.[199] None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. Whether a future court will accept such an analogy may depend on the care taken by the plaintiff's expert to develop, explain, and defend his or her reasoning.

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197. *See* James N. Benedict et al., *Recent Trends in Litigation Under the Investment Company Act of 1940*, 32 REV. SEC. & COMMODITIES REG. 165 (1999). For example, in *Strougo v. Scudder Stevens & Clark*, plaintiffs pressed and won the argument that, in the context of a fund complex, payments to directors for serving on multiple boards could "call into question the director's independence from the manager of the complex." 964 F. Supp. 783, 795 (S.D.N.Y. 1997). This simple and straight-forward ruling enabled the plaintiffs to avoid the demand condition precedent to filing a derivative suit alleging state claims against the directors. The case "ignited a firestorm in the investment company world," leading to legislation in Maryland designed to change state law to eliminate any benefit to litigants seeking to exploit the ruling. *See* James J. Hanks, Jr., *Straightening Out* Strougo: *The Maryland Legislative Response to* Strougo v. Scudder, Stevens & Clark, Inc., 1 VILL. J.L. & INV. MGM'T 21 (1999). The Maryland legislation designed to choke off the litigation inroad made by the plaintiff in *Strougo* subsequently was held unconstitutional by Maryland's Court of Appeals in *Migdal v. Maryland*, 747 A.2d 1225 (Md. 2000).

198. Another money market fund case that has been litigated is *Meyer v. Oppenheimer*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd*, 764 F.2d 76 (2d Cir. 1985). *Meyer* started as an action under section 36(b) attacking advisory fees charged against the Daily Cash Accumulation Fund. That case was settled. *Meyer*, 609 F. Supp. at 381-82. The fund board subsequently adopted a Rule 12b-1 plan that caused certain costs to be shifted to fund shareholders which previously had been borne by brokerage firms distributing the fund. This was attacked under section 36(b) and other theories as a violation of the terms of the settlement agreement, and that charge ultimately was rejected. Like the other 36(b) cases, the section 36(b) claim in *Meyer* failed due to a lack of proof. *Id.* at 680-81. Interestingly, the Second Circuit expressly recommended that, on remand, the district court invite comment from the SEC. *Meyer*, 764 F.2d at 85. But when later invited, the SEC declined to participate. *Meyer*, 691 F. Supp. at 680-81. *Meyer* thus was litigated less like a full-blown advisory fee case, and more like a lawsuit alleging breach of a settlement agreement capping compensation.

199. GAO REPORT, *supra* note 12, at 62-63.

G. Critiquing the Industry's Defense of the Status Quo

1. The Industry's Position: Rampant Competition

In his testimony before Congress in September 1999, ICI President Matthew Fink used some form of the word "compete" more than twenty-five times. His central theme was that the fund industry is the embodiment of competitive perfection: "[b]ecause of the sheer number of competitors, stringent government regulation, clear disclosure, low barriers to entry, and high scrutiny by the media, the mutual fund marketplace is a near textbook example of a competitive market structure."[200]

Insofar as he was referring to price competition, Mr. Fink's quoted claim is right in only two respects, both insignificant. It is true that, in a sense, the fund industry features low barriers to entry (a fund's initial capital may be as low as $100,000),[201] and there are a large number of funds available in the marketplace, at present more than 10,000.[202]

---

200. *Improving Price Competition*, *supra* note 40, at 79-93 (statement of Matthew P. Fink, President, Investment Company Institute). In fairness, Mr. Fink is not alone in extolling the fund industry's alleged competitiveness. *See, e.g.*, Alyssa A. Lappen, *Funds Follies*, INST. INV., Oct. 1993, at 39 ("[A] pressing concern [is] quite simply, whether the nation's banks, as a group, have the financial—or intellectual—wherewithal to succeed in the ferociously competitive mutual fund business."); Edward B. Rock, *Foxes and Hen Houses?: Personal Trading by Mutual Fund Managers*, 73 WASH. U. L.Q. 1601, 1641 (1994) ("[P]roduct markets that are as competitive as the market for mutual funds . . . provide firms with strong incentives to adopt optimal personal trading policies."); Wallace Wen Yeu Wang, *Corporate Versus Contractual Mutual Funds: An Evaluation of Structure and Governance*, 69 WASH. L. REV. 927, 965 (1994) ("[M]utual funds operate in a very efficient and competitive market."); see also *The Financial Institutions Equity Act of 1984 Written Statement of the Investment Company Institute Hearing on H.R. 5734: Before the House Comm. on Banking, Finance and Urban Affairs*, 98th Cong. (statement of David Silver, President of Investment Company Institute), *reprinted in* PLI, THIRD ANNUAL FINANCIAL SERVICES INSTITUTE 579, 581 (1984) ("The mutual fund industry is a vigorous and highly competitive business. We are therefore vitally concerned with any legislation or regulation which would hinder free and open competition."). Mr. Wang's claim that the fund industry is competitive was premised on a cite to the "Fact Book," put out by the ICI, the fund industry's trade association, for the proposition that "[a]t the end of 1990 there were more than 3,108 mutual funds in the United States. These funds offer similar services, with competitive fees." Wang, *supra* note 200, at 965 n.159. The ICI has been accused of excessive bias in favor of fund advisors, to the detriment of fund shareholders. Braham, *supra* note 113, at 94.

201. Schonfeld & Kerwin, *supra* note 20, at 108. The requirement stems from section 14(a) of the Investment Company Act, 15 U.S.C. § 80a-15(a) (1994), which bars funds from making public offerings before their net worth equals $100,000. On the other hand, according to some industry observers, free entry is hampered by several practical problems: (1) it may be necessary for a fund to attract $100 million in assets before the advisor can cover its costs; (2) the fund's lack of an adequate performance history may prevent it from being followed by fund rating services; and (3) fund distributors recently have shown a tendency of raising their costs while reducing the number of funds and complexes they are willing to promote. *See* GAO REPORT, *supra* note 12, at 60.

202. The proliferation of funds is commonly cited as evidence that the industry is highly competitive. *See, e.g.*, *The Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce*, 104th Cong. 62, 63 (1995) (statement of James Riepe, Managing Director, T. Rowe Price) ("With thousands of funds offered by hundreds of different advisors, the mutual fund industry has become very competitive. A fund with an excessive expense ratio will not be competitive and, therefore, will not attract meaningful assets if investors have alternatives."). Of course, there is another way to read the significance of the large number of market entrants: a gold rush to capitalize on extra-high margins. "There is no other marketing category with that amount of product proliferation. It defies the laws of nature, or at least the laws of marketing . . . ." Lou Rubin, *Financial Services: Feeling Isn't Mutual*, BRANDWEEK, Sept. 15, 1997, at 36, 36. The GAO Report made an oblique reference to this phenomenon:

However, in the specialized context of price competition, in all other respects, Mr. Fink's claim is substantially untrue.

2. Price Competition is Largely Nonexistent in the Fund Industry

The General Accounting Office Study examined price competition in the fund industry and concluded that "competition in the mutual fund industry is not generally price-based."[203] SEC regulation can be detailed and complex, but it has not generated any semblance of intra-industry competition on the part of equity fund advisors.[204] Stated differently, fund managers compete aggressively for new sales, but principally in ways designed to shelter high fee levels from price-cutting pressures. This state of affairs is nothing new. Fund advisors' refusal to compete with each other for advisory business has been the norm for decades.[205]

> A senior official at one mutual fund firm said in a speech that about 50 fund advisors actually attempt to compete across all types of funds. He asserted that in other industries, this number would be enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisors.

GAO REPORT, *supra* note 12, at 64-65 (citing John C. Bogle, Senior Chairman, The Vanguard Group, Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors (June 4, 1999)).

203. GAO REPORT, *supra* note 12, at 96.

204. Price competition is more pronounced for money market funds and bond funds. This is not due to differences in regulation, which is the same for these funds and equity funds. Instead, it is due to the nature of the product. Money market funds and bond funds have lately featured lower returns, accentuating the impact of costs on investors' returns and exerting some competitive pressure on managers to keep costs down. *Id.* at 62-63. On the other hand, for stock funds there is little evidence that shareholders are able to buy better performance by paying higher fees. *See* Tufano & Sevick, *supra* note 34, at 347.

205. Consider the following colloquy between Congressman Moss and Robert Loeffler of IDS, which occurred in the course of the 1967 House Hearings dealing with mutual fund legislation:

> Mr. Moss: . . . Do they [fund directors] cover offers from other managers?
>
> Mr. Loeffler: They have had no occasion to do [so] sir.
>
> Mr. Moss: Can you cite me any instance in any fund where that has happened?
>
> Mr. Loeffler: . . . Generally speaking, sir, it does not happen, and I do not mean to contend, and would not suggest, that the unaffiliated directors of the funds . . . should sit down and say, "We can get a better deal from another management company. . . . Therefore we shift over here."
>
> Mr. Moss: They do not really know, do they, because they do not invite any competing offers– . . . .Or proposals? . . . Do they entertain any proposals? Do you go out and submit proposals to other funds?
>
> Mr. Loeffler: To other funds?
>
> Mr. Moss: To undertake management activities for them?
>
> Mr. Loeffler: No, sir.
>
> Mr. Moss: You do not.
>
> Mr. Loeffler: We have never considered this.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510, H.R. 9511 Before the Subcomm. of Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 479 (1967).

In the course of the same House Hearings, another fund executive, Fred Alger, presented his view of fund economics:

There is no proof that fee ranges within the fund industry, where arm's-length dealing is lacking, tend to be within hailing distance of the fee rates that the same advisory firms charge elsewhere when selling investment advisory services in the free market. In fact, the evidence shows the opposite.[206] Because, as *Gartenberg* and its progeny affirm, funds truly are prisoners; their captor-advisors have little incentive to invade other advisors' turfs, thereby inviting retaliatory price-cutting.

3. Government Regulation is Not "Stringent" When It Comes to Advisory Fee Levels

The SEC has a role to play in helping to drive competitive forces to bring fund advisory fees down, but so far it has been missing in action. The Commission could take an *amicus* position in advisory fee litigation, endorsing the relevance of comparative cost data, but it has not done so.[207] Nor has it demanded that advisors identify, quantify, and justify price disparities between the prices they charge the funds they manage versus advisory fees paid by other customers.[208] Nor has it demanded that fund sponsors explain publicly, and in detail, how they profit from their services on both fund-by-fund and complex-wide bases.[209] It has not even offered a specific reporting requirement demanding that funds report separately what they pay for advisory service, the better to foster comparative fee analyses by fund directors, shareholders, and industry observers.[210] The SEC's torpor in demanding detailed, specific accounting of fee charges is curious given the agency's professed interest in fostering a more competitive environment. Comparable data is crucial if that is to happen, something that both the

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> Mr. Alger: We [fund advisors] view it [the fund share] as a product which we are just trying to–
>
> Mr. Keith: Yes.
>
> Mr. Alger: I mean, that is the way we view it.
>
> Mr. Keith: The SEC does not think this is healthy.
>
> Mr. Alger: Well, there is such tremendous competition. How can something be unhealthy which is so tremendously competitive? . . . I mean you can only describe it in competitive terms. . . . I mean no one is making an awful lot of money. . . . I mean management companies really are not very profitable. That is the fact of it.

Id. at 506–07. Alger's views on sponsors' profitablity may well have been accurate in 1967; they no longer are today.

206. *See supra* notes 85-107 and accompanying text.

207. Indeed, in *Meyer v. Oppenheimer Management Corp.*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd*, 764 F.2d 76, 80-81 (2d Cir. 1985), the SEC expressly refused the district court's invitation to weigh in with its views. In the course of the 1967 Senate Hearings into fund industry governance, Professor Paul Samuelson stated his conclusion "that in the past competition has not served to bring down management fees to a minimal competitive level," and he suggested that "the SEC should be required to help the courts as a friend of the court in deciding on what has constituted adequate performance and proper remuneration." *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 354 (1967) (statement of Prof. Paul Samuelson).

208. Indeed, it has studiously avoided calling for frank, detailed disclosure of advisors' profitability in fund proxy statements. *See* Letter from Anthony A. Verturno, *supra* note 181.

209. The SEC has considered and rejected adding a proxy disclosure requirement that shareholders be given an "adviser balance sheet." *Id.*

210. This oversight led to the SEC staff recently admitting that it could not directly analyze the cost of providing portfolio management services "because the data are unavailable." *See infra* note 234.

Wharton Report prepared for the SEC, and the Public Policy Report, written by the SEC, recognized when they focused on comparative fee structures. Those studies highlighted the disparity between advisory fee rates in the fund industry and elsewhere in the economy.[211]

The comparative cost disparities are large, and they have been deemed worthy of note by the SEC and the Wharton report authors, not to mention the experts who testify in fund fee litigation. This leads one to wonder why the SEC has not pressed for focus on fee rate differences via rule-making (not to mention the bully pulpit available to the SEC's leadership). Rather than aggressively pushing the fund industry in a direction calculated to force boards to confront noncompetitive fee levels, the SEC has been content to engage in rulemaking enshrining the status quo. Thus, a recently promulgated SEC rule, adopted after its well-publicized "roundtable" deliberation of current fund issues, mandates what is already a *de facto* standard by requiring nearly all fund boards and nominating committees to have a majority of independent directors.[212] As part of the same proposal, the SEC is requiring the independent directors to be represented by independent counsel.[213]

The rule will accomplish little. The board majority requirement is nothing but a warmed-over rehash of an SEC Investment Management Division proposal advanced eight years ago.[214] Worse, it is beside the point. Today, many, if not most, funds have a majority of directors who are supposed to be independent of the external advisor to keep fees and expenses in line.[215] In many cases, funds' independent directors already

211. *See supra* text accompanying notes 87-94.

212. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The use of independent counsel by the independent directors has flourished in recognition of the attention given the practice by the industry's real regulators, the federal judiciary. *See* Tannenbaum v. Zeller, 552 F.2d 402, 428 (2d Cir. 1977) (stating that it would have been preferable if the fund's independent directors received advice from independent counsel, rather than counsel who also represented the fund and the fund's advisor and distributor); Fogel v. Chestnutt, 533 F.2d 731, 750 (2d Cir. 1975) ("It would have been . . . better to have the investigation of recapture methods and their legal consequences performed by disinterested counsel furnished to the independent directors."); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 965, 982, 986 (S.D.N.Y.), *aff'd*, 835 F.2d 45 (2d Cir. 1987) (noting that "[d]uring all relevant times, the independent directors . . . had their own counsel" who was an "important resource" and whose advice "the record indicates the directors made every effort to keep in mind as they deliberated"); Gartenberg v. Merill Lynch Asset Mgm't, Inc., 528 F. Supp. 1038, 1064 (S.D.N.Y. 1981), *aff'd*, 694 F.2d 923 (2d Cir. 1982) (noting that the "non-interested Trustees were represented by their own independent counsel . . . who acted to give them conscientious and competent advice"). The SEC proposal would not impose blanket requirements on all funds; however, most funds, those relying on any of the SEC's ten most commonly used exemptive rules, would be covered. *See Materials Submitted by the Division of Investment Management*, THE SEC SPEAKS IN 2000, at 13, 21 (2000).

213. *See infra* note 212 and accompanying text.

214. Protecting Investors Report, *supra* note 28, at 266-67.

215. INVESTMENT COMPANY INSTITUTE, REPORT OF THE ADVISORY GROUP ON BEST PRACTICES FOR FUND DIRECTORS 5 (June 1999) ("The vast majority of fund boards today consist of a majority of independent directors.") [hereinafter "ICI ADVISORY GROUP REPORT"]. In 1992, the SEC's staff proposed that the Commission require by regulation that a majority of fund directors be independent, and noted that this change would be minor because "many, if not most, major investment company complexes already have boards with independent majorities." SEC DIVISION OF INVESTMENT MANAGEMENT, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY ACT REGULATION 268 (1992). Six years ago, legislation was pending in Congress to require that a majority of fund directors be independent. One industry witness, speaking in favor of the legislation, noted that "Investment Company Institute data indicate that nearly all . . . funds . . . have a

populate funds' nominating committees.[216] All of the many funds with Rule 12b-1 plans already are required to have self-nominating independent directors.[217] The independent legal counsel requirement consists mainly of high-sounding rhetoric. It calls on the independent directors to assure themselves that a lawyer they hire has no ties to fund service providers that would be likely "to adversely affect the [lawyer's] professional judgment . . . in providing legal representation."[218] This requirement does not signal a breakthrough in the field of attorney-client relations—far from it. The rule changes nothing. Any lawyer whose exercise of professional judgment on behalf of fund directors would likely be adversely affected by ties to another client would have a disabling conflict of interest under well-understood legal ethics rules.[219]

Illustrating the deferential, laissez-faire approach taken in the SEC's management reform package is the fact that the fund industry itself has proposed a set of "best practices" for fund directors that go well beyond the SEC's new requirements.[220] And

majority of independent directors," with the result that "the proposed statutory revisions would be largely superfluous." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce*, 104th Cong. 75, 78 (1995) (statement of Paul G. Haaga, Jr., Senior Vice President and Director, Capital Research and Management Company). A study analyzing the makeup of fund boards for the industry's 50 largest fund sponsors found in 1992 that 71% of the seats on the sampled fund boards were held by independent directors, with the average independent director sitting on sixteen board seats within the sponsor's complex. Tufano, *supra* note 34, at 331-34. Interestingly, the study found that "funds whose boards have a larger fraction of independent directors tend to charge investors lower fees." *Id.* at 348. It also found "some evidence that funds whose independent directors are paid relatively larger directors' fees approve higher shareholder fees than those directors who are paid less." *Id.* at 353.

216. American Bar Association, *Fund Directors' Guidebook*, 52 BUS. LAW. 229, 247-48 (1996) (discussing the role of nominating committees). Testifying before Congress in 1995, the Director of the SEC's Division of Investment Management noted that the requirement that fund independent directors be nominated and selected by the other independent directors "is a type of arrangement that is used in many fund complexes today." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce*, 104th Cong 30 (1995) (Statement of Barry P. Barbash, Director, SEC Division of Investment Management).

217. American Bar Association, *supra* note 216, at 254.

218. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC).

219. *See, e.g.*, MODEL RULES OF PROF'L CONDUCT R. 1.7(b).

220. ICI ADVISORY GROUP REPORT, *supra* note 215. Among other things, the ICI group recommended that at least two-thirds of the directors of all investment companies be independent directors (the SEC requires merely a majority). The ICI Advisory Group also recommended that: "Former officers or directors of a fund's investment advisor, principal underwriter or certain of their affiliates not serve as independent directors of the fund." *Id.* at 23. "Independent directors be selected and nominated by the incumbent independent directors." *Id.* at 25. "Independent directors establish the appropriate compensation for serving on fund boards." *Id.* at 27. "Fund directors invest in funds on whose boards they serve." *Id.* at 28. "Independent directors have qualified investment company counsel who is independent from the investment advisor and the fund's other service providers; and that independent directors have express authority to consult with the fund's independent auditors or other experts, as appropriate, when faced with issues that they believe require special expertise." ICI ADVISORY GROUP REPORT, *supra* note 215, at 29. "Independent directors complete on an annual basis a questionnaire on business, financial and family relationships, if any, with the advisor, principal underwriter, other service providers and their affiliates." *Id.* at 32.

> Investment company boards establish Audit Committees composed entirely of independent directors; that the committee meet with the fund's independent auditors at least once a year outside the presence of management representatives; that the committee secure from the auditor

even the industry's "best practices" proposals have been attacked as simply calling for conduct that, for the most part, already is the industry norm.[221]

What is most significant about the SEC's latest rulemaking effort is what it does not attempt to accomplish. The SEC failed to demand that funds separately and specifically identify what the advisor charges for the most crucial of all fund services: investment advice. Nor has the SEC shown any interest in calling specifically for fund independent directors to inquire whether fund managers or their affiliates[222] sell advisory services to others and, if so, on what terms.

One of the fund directors' most important jobs is to see that the bills submitted for services furnished to fund shareholders are accurate and reflect fair pricing. For fund directors to properly exercise their oversight function, they need to know the prices comparable advisory services fetch in a free market and need to consider those prices in deciding the fairness of bills presented by the fund's advisor for equivalent services. Indeed, the *Gartenberg* test explicitly requires this comparison.[223] In a glaring oversight, the SEC has not specifically called for fund directors to make such a comparative analysis. However, in light of *Gartenberg*, they surely should.[224] By failing to require uniform reporting of crucial cost data and by refusing to demand that fund advisors make public sufficient financial data to enable interested observers to calculate the profitability of advisory contracts, the SEC has paved the way for judicial findings, as in *Schuyt*, that

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an annual representation of its independence from management; and that the committee have a written charter spelling out its duties and powers.

Id. at 33.

"Independent directors meet separately from management in connection with their consideration of the fund's advisory and underwriting contracts and otherwise as they deem appropriate." *Id.* at 35. "Independent directors designate one or more 'lead' independent directors." *Id.* at 36. "Fund boards obtain directors' and officers' errors and omissions insurance coverage and/or indemnification from the fund that is adequate to ensure the independence and effectiveness of independent directors." ICI ADVISORY REPORT, *supra* note 215, at 36. "Investment company boards of directors generally are organized either as a unitary board for all the funds in a complex or as cluster boards for groups of funds within a complex, rather than as separate boards for each individual fund." *Id.* at 38. "Fund boards adopt policies on retirement of directors." *Id.* at 40. "Fund directors evaluate periodically the board's effectiveness." *Id.* "New fund directors receive appropriate orientation and all fund directors keep abreast of industry and regulatory developments." *Id.* at iii-iv.

221. *See* Barker, *supra* note 10, at 122 (reporting on a study of the top 10 complexes, accounting for 46% of the industry's assets); *ISS Takes on ICI Over Best Practices Proposals*, FUND ACTION, July 12, 1999, at 1 ("The recommendations from the ICI Advisory Group on Best Practices for Fund Directors amounted to 'a good beginning, but certainly not enough,' said ISS Director of Proxy Voter Services, Richard Ferlauto. 'It was less than half a step even.'").

222. Used with the same meaning ascribed to it in Rule 405 under the Securities Act of 1933, 17 C.F.R. § 230.405 (1999): An "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

223. *Gartenburg*, 694 F.2d at 929-30; *see* Krinsk v. Fund Management, Inc., 875 F.2d 404, at 409 (1989) (citing *Gartenburg* for the proposition that comparative fee structures should be weighed by fund boards when determining whether the section 36(b) reasonableness standard has been met).

224. In fairness to the SEC, it is not alone in failing to demand, or even suggest, that fund directors investigate other advisory dealings by the advisor or its affiliates when approving advisory fee requests. The ABA-authored *Fund Directors' Guidebook*, *supra* note 216, likewise ignores other advisory activity, suggesting only that directors undertake "a comparative analysis of expense ratios of, and advisory fees paid by, similar funds." *Id.* at 249-50.

profitability information is immaterial as a matter of law. Fund directors unquestionably need and deserve detailed cost and profitability disclosure,[225] and so does the public. The SEC's failure explicitly to demand that they receive it is at odds with the Commission's professed concern over the fund industry's uniquely conflicted fiduciary duty landscape; the agency's inaction also runs counter to its endorsement of disclosure as a means of enhancing competition.[226] The absence of comparative cost and profitability data makes it virtually impossible for shareholders bringing section 36(b) suits to sustain the burden of proving that fees are excessive.[227]

Requiring public disclosure of such proprietary data can be justified on the ground that the industry's incestuous management structure deprives fund shareholders of the protection that a competitive market offers. Fund managers' resort to external management should carry with it the requirement that the service providers live with less privacy than is afforded those who earn their money through arm's-length transactions. The SEC's continued willingness to permit fund managers to conceal crucial advisory fee information and profitability data leaves investors, the news media, and inquiring agencies such as the GAO stymied. For their part, the courts have shown no interest in demanding disclosure that would further comparison shopping by investors.[228] A free market price offers more than a useful analogy. Outside prices qualify as "pertinent facts" under *Gartenberg*'s mandate that when the fund's board makes its fair price determination, "*all* pertinent facts *must* be weighed."[229] Moreover, assuming approximately equal levels of service, significant price discrepancies are not just "pertinent facts," they are "material facts" under the securities laws and fiduciary duty concepts[230] that need to be very carefully evaluated by the fund's directors. After all, any

225. For an essay emphasizing the tie-in between corporate governance and financial disclosure, see Louis Lowenstein, *Financial Transparency and Corporate Governance: You Manage What You Measure*, 96 COLUM. L. REV. 1335 (1996).

226. SEC Chairman Arthur Levitt testified before Congress in 1998 that:

> Historically, Congress and the Commission have taken a three-pronged approach to investor protection. First, reduce conflicts of interest that could result in excessive charges. Second, require that mutual fund fees be fully disclosed so that investors can make informed decisions. And third, let market competition, not government intervention, answer the question of whether any mutual fund's fees are too high or low. The Commission remains vigilant on behalf of investors in its oversight of mutual fund fees and expenses.

Improving Price Competition, *supra* note 40 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. Action by the Commission to mandate disclosure allowing calculation of advisory profits would address each of the three prongs mentioned by Chairman Levitt.

227. This data is essential to evaluate whether fees are excessive under *Gartenburg*, which takes into account the profitability of the fund to the advisor-manager, economies of scale, and comparative fee structures. *Gartenberg*, 694 F.2d 929-30.

228. *See In re* Donald J. Trump Casino Sec. Litig., 793 F. Supp. 543, 559 (D.N.J. 1992) ("[T]here [is no] legal obligation for management to compare itself, unfavorably or otherwise, to industry competitors. Comparison shopping is the responsibility of the reasonable investor.").

229. *Gartenberg*, 694 F.2d at 929 (emphasis added).

230. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). The Court explained in *TSC* that to fulfill the materiality requirements "there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having

reduction in advisory fees directly enhances fund shareholders' returns.[231] Fund shareholders should no more overpay for advisory services than for the securities that are purchased and held in their funds' portfolios.

If fund shareholders are to see the advent of competitive pressure on advisory fees, the SEC needs to demand expressly that fund directors accumulate and weigh comparative prices used by the fund's advisor (or its affiliates) to bill for advisory services. *Gartenberg* calls for such study, for it is read to demand that the "profitability of the fund to the advisor"[232] be studied in order that the price for advice paid by the fund to its advisory be equivalent to "the product of arm's-length bargaining."[233] The Commission should require such scrutiny by fund directors, but it should also go further. It should use its rule-making authority to declare that a presumption exists that fund shareholders deserve "most favored nations" treatment over advisory fees charged by their advisors. The "most favored nations" concept is both simple and powerful. Fund shareholders should pay a price for investment advice that is no higher than that charged by the fund's advisor and its affiliated entities when billing for like services rendered to other customers, such as pension funds, endowment funds, "private counsel accounts," or other advisory service users.

Financial advisors are not philanthropists. The prices they charge funds and other consumers of advisory services necessarily have an embedded profit element. An understanding by fund independent directors of the prices charged for advisory services by their fund's advisor to its other customers cannot help but strengthen the independent directors' bargaining position. But there is more to comparison shopping than price. Differences in services rendered, to the extent they exist, need to be identified and quantified in dollars and cents terms by the fund's advisor for the independent directors' benefit. The data will furnish fund independent directors and their counsel with a way to verify the profitability claims supplied by the advisor.

In sum, the SEC's latest rulemaking effort is long on form and noticeably short on substance calculated to improve the lot of fund shareholders. In the unique context of the contemporary mutual fund industry, the SEC's time would be better spent writing rules spelling out what is meant by the term "investment advisory fee," and requiring that it be reported throughout the fund industry on a consistent basis, than preaching to fund directors about the meaning of, and need for, "independent legal counsel."[234] It is time

significantly altered the 'total mix' of information made available." *Id. See also* 17 C.F.R. § 230.405 (1999) (definition of materiality paralleling that enunciated in *TSC Industries*). For a state law fiduciary duty case arising in the fund setting using the same materiality test, see O'Malley v. Boris, 742 A.2d 845, 850 (Del. 1999).

231. *See, e.g.*, GAO REPORT, *supra* note 12, at 28 (noting that "[v]arious studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds.").

232. *Krinsk*, 875 F.2d at 409.

233. *Gartenburg*, 694 F.2d at 929.

234. The SEC's staff made clear in its Report on Mutual Fund Fees and Expenses that "although expense ratios are important, it can be misleading to focus on one number without identifying key factors that influence that number." REPORT ON MUTUAL FUND FEES, *supra* note 5. A key component of expense ratios for actively managed funds is the investment advisory fee, reflecting the price charged for investment advice rendered to the fund. Yet the SEC has prescribed no uniform reporting requirement for that key item, a shortcoming reflected in the staff's report on fees and expenses. The report presents the staff's finding that it was unable to analyze

for the SEC to start discharging the leadership obligation Congress gave it when the Investment Company Act of 1940 was enacted. Obviously, little support exists for the ICI's claim that "stringent government regulation" is a major force driving the industry's competitive engine. As is discussed in the next section, the SEC has the ability to wield its regulatory power to spur price competition by improving the quality of fund fee disclosure.

4. The Fund Industry Lacks, Above All, "Clear Disclosure"

When defending the fund industry, the ICI's Matthew Fink presented "clear disclosure" as a hallmark of the fund industry's "near textbook example of a competitive market structure."[235] The "clear disclosure" claim does not hold up. The GAO went looking for such "clear disclosure" and manifestly did not find it.[236] The GAO is not alone in voicing concern over the quality of fund industry disclosure. The Chairman of a House committee considering fund legislation in 1995 offered this appraisal: "[m]utual fund shareholders are beset by a confusing array of fees. Investment advisory fees, service fees, distribution fees, all of these fees can make it very difficult for investors to compare one fund against another."[237] A fund shareholder who today seeks "clear disclosure" about the advisor's bill for portfolio management, its advisor's profitability, or its demonstrated willingness to perform comparable services for significantly lower prices will not find this information available for inspection at the SEC, at any other government agency, or at fund headquarters. No such disclosures are required in fund prospectuses, though they should be.

A 1995 study commissioned by the SEC and the Office of the Comptroller of the Currency found that fund prospectuses were the single most widely used information resource consulted by investors.[238] Unfortunately, those same widely used fund prospectuses have been criticized for tending to "obscure rather than illuminate what a fund is doing."[239] In truth, a great many fund shareholders are ignorant of major insights into the product they own, and key facts are not disclosed.[240]

directly the cost of providing portfolio management services because "the data are unavailable." The report used management fees as a proxy for the missing advisory fee data, a substitution the staff admitted was far from perfect since management fees "often pay for other services as well." *Id.*

235. *See Improving Price Competition*, *supra* note 40, at 79 (statement of Matthew P. Fink, President, Investment Company Institute).

236. For example, the GAO found its analysis of overall industry profitability stymied due to "the unavailability of comprehensive financial and cost information." GAO Report, *supra* note 12, at 6.

237. *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce*, 104th Cong. 2 (1995) (statement of Hon. Jack Fields, Chairman of Subcomm. on Telecomm. and Finance). Another industry observer has concluded, "Investors have a hard time determining what they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion." *Improving Price Competition*, *supra* note 40, at 50 (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

238. Robert A. Robertson, *In Search of the Perfect Mutual Fund Prospectus*, 54 BUS. LAW. 461, 472 (1999).

239. *Id.* at 475 ("While mutual fund companies are catering directly to bakers and sales clerks, mutual fund prospectuses appear intelligible to only bankers and securities lawyers.")

240. Professor Charles Trzcinka testified as follows before Congress in the course of the same hearings in which Mr. Fink made his "clear disclosure" claim:

The news media has not provided a notable counterbalance to the conflict of interest exploited by most fund advisors. Despite a number of articles in the news media illuminating some of the fund industry's shortcomings prejudicial to shareholders,[241] for the most part, the industry has escaped careful, searching, sophisticated scrutiny of its pricing practices by journalists, as well as the SEC and the GAO. Perhaps news analysts are daunted by the density and complexity of fund financial disclosures. If so, they are not alone.

The SEC shows no signs of facing up to the fact that the industry it regulates features confusing, incomplete, and inadequate fee disclosure. Instead, like the ICI, the SEC professes that the opposite is true. The Division of Investment Management's recently-promulgated *Report on Mutual Fund Fees and Expenses* offers this self-congratulatory assessment: "Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses."[242] A disinterested observer is left to wonder how fee information can be understandable and easy to use when some funds mix

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> The theme of my work is simple. Investors have a hard time determining how much they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion. At best, the total fee can be estimated from the disclosure of most funds but if an investor decides to estimate fees, it is very difficult to compare portfolios of risky securities. There are limitations in applying all measures of risk and there is a lack of uniformity in their application.

Improving Price Competition, *supra* note 40, at 50.
Professor Trzcinka's findings are as follows:

> Total expenses paid by investors have not fallen over the past decade and probably have risen.
>
> There is no relationship between the level of expense ratios and risk-adjusted performance except that large expense ratios substantially reduce performance.
>
> There is no evidence that managed mutual funds have performed better than funds that simply try to match an index or a combination of indices.
>
> There is little evidence of persistence of good performance, there is stronger evidence of persistence of poor performance.
>
> Good performance is rewarded by investors, poor performance is ignored except when the poor performance is extreme.
>
> Information available to investors on mutual fund portfolio management is poor.

Id.

Many of Professor Trzcinka's views were echoed at the hearings by witness Harold Evensky, a certified financial planner who complained:

> [I]n the aggregate the fund industry is ethical and professional, however there are numerous problems. Most seem to be related to the industry's shift from a focus on trusteeship to a focus on asset gathering and distribution. More specifically, these problems include a misperception of the role of the fund vis-à-vis the investor, inadequate supervision by the funds' independent trustees, poor disclosure, inadequate communications and a long bull market. The combination of these factors results in poorly informed investors making bad decisions about investing in funds that often do not deliver the benefits reasonably expected of competition and economies of scale.

Improving Price Competition, *supra* note 40, at 62 (statement of Harold Evensky).

241. *See supra* note 10.

242. REPORT ON MUTUAL FUND FEES, *supra* note 5.

administrative and advisory fees together, making it nearly impossible to break out advisory fees for comparison purposes. One may also wonder how fund directors can compare fee levels without knowing exactly what services the payments are buying.

Evidencing the lack of clarity in fund industry cost disclosures is an easily overlooked finding by the court in *Krinsk*: the fund's independent directors themselves were unable to explain what was covered by the separate advisory and administrative fees they approved. One of them testified that the administrative fees and advisory fees offset the costs of the program as a whole and "if you can tell me exactly what is paying for what, you're a better man than I."[243] Another explained that looking at a component of the overall CMA fee structure "as though it were a stand-alone piece, was trying to unscramble an omelet."[244] These comments are telling. They come from paid directors, presumably represented by competent counsel, and were delivered as testimony made under oath in multi-million dollar fund fee litigation. The specter of testifying fund directors confessing ignorance about fees they have approved confirms that "clear disclosure" in the fund industry simply is a laudable goal, not a reality.

The SEC staff claims in its fees and expenses report that its regulatory scheme generates for fund shareholders "mutual fund fee information in an understandable, easy-to-use format."[245] This portrayal of the 1940 Act disclosure scheme as a consumer protection paradigm collides with the staff report's later admission that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable)."[246] If the federal government, after 60 years of regulatory experience, is unable to determine directly whether economies exist in the provision of portfolio management services, how can fund shareholders or directors have any confidence in their own calculations?

The *Gartenberg* reasonableness factors demand that fund directors bargain effectively with service providers at arm's-length over "the nature and quality of the services" provided.[247] The test further requires that fund directors make determinations as to "economies of scale" and "comparative fee structures."[248] The SEC has failed to require that clear, useful data be generated on an industry-wide basis to assist fund directors in making the crucial comparisons. A fund director, as in *Krinsk*, who is clueless about what different fund services cost his or her fund, or comparable funds, obviously cannot bargain effectively on behalf of the fund. Given the broad array of services purchased with fund assets,[249] and the fact that different fees buy different

243. *Krinsk*, 715 F.Supp. at 481 (internal citations omitted).

244. *Id.*

245. REPORT ON MUTUAL FUND FEES, *supra* note 5.

246. *Id.*

247. *Krinsk*, 875 F.2d at 409.

248. *Id.*

249.

> Total fund expenses generally include investment advisory services, administration and operations, shareholder account maintenance, marketing and distribution, custodian's fee, auditing fee, state taxes, shareholders' reports, annual meetings and proxy costs and directors' fees and expenses.

Mary Joan Hoene, *Fund Distribution: Proposed Elimination of Section 22(d); Market Tailored Fund Structures*, *in* INVESTMENT COMPANIES 1992, at 87, 107 n.4 (PLI Corp. Law & Practice Course, Handbook services depending on the fund's fee structure,[250] it is no wonder that there is confusion over fund fees in fund boardrooms. The question is how fund directors possibly can serve their watchdog function if they are not presented with clear, understandable, pertinent information. If fund directors are unable to comprehend or explain fund fees, it stands to reason that investors, too, lack high quality disclosure about fund expenses.

In truth, one of the chief causes of the fund industry's perceived lack of price competition is investor ignorance. A joint study of fund shareholders conducted several years ago by the Office of the Comptroller of the Currency and the SEC determined that fewer than one in five of the respondents could give an estimate of expenses for the largest fund they held.[251] Nearly one-fifth of the respondents believed that funds with higher fees produced better results; more than three-fifths believed funds with higher expenses produced average results; and fewer than one in six believed higher expenses led to lower than average returns.[252] This depiction of investor naivete is consistent with other survey results.[253] Sixty years of SEC fund industry regulation has created a $7 trillion colossus of an industry with expense structures and terminology overlaps that bewilder many shareholders and at least some fund directors. The SEC's web site carries the motto: "We are the investor's advocate."[254] It is thus peculiar to find that, after six decades of close dealings between the fund industry and the SEC,[255] fund shareholders are confronted with a disclosure system that, according to a memorandum from the SEC's Division of Investment Management to the SEC's Chairman, causes investors to

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Series No. B4 7015) (quoting a memorandum from SEC Division of Investment Management to Chairman Breeden, Apr. 9, 1992).

250. *Id.* at 107 n.3 (noting that the fund's advisory fee pays for "portfolio management but, under some contracts, they may also pay for ancillary administrative, shareholder accounting, and transfer agency services.").

251. GORDON J. ALEXANDER, ET AL., MUTUAL FUND SHAREHOLDERS: CHARACTERISTICS, INVESTMENT KNOWLEDGE, AND SOURCES OF INFORMATION (June 26, 1996), *available at* 1996 WL 10828970.

252. *Id.*

253. *See, e.g.*, Ellen Schultz, *Blizzard of Retirement-Plan Offerings Eases Drought in Mutual-Fund Choices*, WALL. ST. J., Dec. 21, 1995, at C1, C25 (reporting on survey of retirement-plan participants by a division of John Hancock Mutual Life Insurance Co., reflecting that more than a third of respondents believed it was impossible to lose money in a bond fund, while an additional 10% were unsure, 12% of the respondents also believed it was impossible to lose money in a stock fund or answered that they were unsure).

254. *SEC, U.S. Securities and Exchange Commission*, *at* http://www.sec.gov/ (last visited Jan. 24, 2001).

255. Longo, *supra* note 10, at 1. "The attention paid to the issue [of rising fund fees] by the Subcommittee on Finance and Hazardous Materials has the Securities and Exchange Commission and the mutual fund industry falling all over themselves to defend and justify not only rising fund fees, but the fund industry itself." *Id.*

have "difficulty in evaluating overall costs and services."[256] This lack of market transparency necessarily inhibits price competition.[257]

The SEC talks a good game, but it is not blameless for the fund industry's lack of pricing transparency. Recently, upon the SEC's consideration of Regulation FD, SEC Chairman Levitt observed: "High quality and timely information is the lifeblood of strong, vibrant markets. It is at the very core of investor confidence."[258] The market for fund advisory services is neither strong nor vibrant, if, indeed, it can be said to exist at all. As for fund shareholders, Chairman Levitt has admonished that "[i]nvestors need to scrutinize a fund's fees and expenses."[259] Scrutinizing, however, is difficult when individualized data is missing and when fund shareholders lack access to information about the profitability of their fund's advisory fee to the advisor.

The SEC's response to the GAO Report's criticism of disclosure practices in the fund industry was decidedly cool and defensive.[260] Though it holds the whip hand over the funds it regulates, the SEC's tendency is to cast blame on investors when speaking about cost data problems affecting the fund industry. The SEC's chief economist has announced: "[i]t appears that shareholders don't have a clue as to how important expenses are."[261] According to the Division of Investment Management's Director: "We know the information is out there. We need to get investors to look at it."[262] The SEC

256.

> Another barrier to greater price competition is the fund industry's complex fee structures. In addition to advisory fees, funds assess distribution charges through front-end or contingent deferred sales loads and through rule 12b-1 fees; some funds also charge certain types of administrative fees. The investor's difficulty in evaluating overall costs and services inhibits price competition.

Id. at 108 (quoting a Memorandum from the Division of Investment Management to SEC Chairman Breeden, Re: Chairman Dingell's Inquiry Concerning Mutual Fund Fees). The staff's observation that the fund industry's "complex fee structures" breed investor confusion obviously fails to conform with the ICI's contention that "clear disclosure" is a fund industry norm, and a force driving vigorous competition. *Id.*

257. *Hoene, supra* note 249, at 108.

258. Arthur Levitt, Opening Statement of Chairman Arthur Levitt at the Open Meeting on Regulation Fair Disclosure (Aug. 10, 2000), *at* http://www.sec.gov/extra/seldisal.htm (last modified Aug. 10, 2000).

259. Arthur Levitt, Remarks at Mutual Fund Directors Education Council Conference (Feb. 17, 2000), http://www.sec.gov/news/speeches/spch346.htm (last modified Feb. 18, 2000). Levitt explained: "On an investment held for 20 years, a 1% annual fee will reduce the ending account balance by 18%." *Id.*

260. *See* Letter from Paul F. Roye to Thomas J. McCool (May 10, 2000), *reprinted in* GAO REPORT, *supra* note 12, at 102-09.

261. Simon, *supra* note 10 at 130 (quoting Susan Woodward).

262. Rachel Witmer, *SEC Wants Mutual Funds Voluntarily to Disclose Risk, Fee Data, Barbash Confirms*, 30 SEC. REG. & L. REP. (BNA) 1006-07 (Jul. 3, 1998). The SEC's Chairman, Arthur Levitt, lamented to Congress, "I continue to be struck by the lack of investor knowledge of fund fees and expenses. The typical investor simply is not using the wealth of available fee information in considering mutual funds." *Improving Price Competition, supra* note 40, at 37 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. If the Commission demanded that advisors publish cost information showing advisory office profitability, the information would undoubtedly have a profound impact on competition, whether individual investors studied it or not. Such information could be used by directors in negotiating fee concessions, by the media in assessing the quality of board oversight, and by plaintiffs' lawyers in holding boards accountable under section 36(b). As it is, investors, the media, litigants, and even inquiring agencies such as the GAO are left to operate in the dark. This serves the interests of fund advisors, but not the interests of the fund investors the SEC was created to protect.

Investment Management Division's director has admitted that an investor "may do more comparison shopping for her VCR than for her mutual funds."[263]

Turning to the lack of price competition within the fund industry, the same official proceeded to explain that funds themselves choose not to compete on the basis of price comparisons because of "fear of liability."[264] These representations by workers for the SEC, "the investor's advocate," raise several questions. First, if the "information is out there," why could not the GAO find it? And the GAO is not the only government agency to come up empty-handed when searching for cost data. The SEC staff itself was unable to determine directly whether there are economies of scale in the provision of fund advisory services "because the data are unavailable."[265]

The SEC's chronic refusal to mandate that fund sponsors break out clearly, on a uniform basis, different types of expenses, abets the lack of price competition in the fund industry. The same is true of courts' refusal to validate comparative cost disclosure in suits challenging excessive advisory fees. The GAO study found that advisory fee profitability data is nowhere to be seen by investors or even government investigators.[266] In truth, as the GAO Report on price competition in the fund industry shows, mutual funds generally do not choose to compete directly and aggressively on the basis of price. A recent letter from the SEC's Chief Economist to an industry executive responded this way to the executive's call for a detailed SEC-led "revenue/cost/profit study" of fund-sponsored finances by stating: "I know I'd be interested, but I don't think the industry would oblige us."[267] This sort of outlook coming from the SEC's top echelon, raises the question: Who is in charge of whom? If the SEC cannot wrest important data from fund advisors, who can? Those who control the fund industry eschew price competition for two main reasons. First, by not competing based on price, fund advisory firms can earn higher profits. Second, those in control know they can get away with it.

263. Barry P. Barbash, Mutual Fund Consolidation and Globalization: Challenges for the Future, Remarks at the Mutual Funds and Investment Management Conference (March 23, 1998), *available at* http://www.sec.gov/news/speech/speecharchive/1998/spch208.htm. The SEC Division Director's analogy is worth inspecting. VCR's are made by companies driven to be the low-cost providers, the better to earn profits for the selling company's owners, *i.e.*, its shareholders. In the VCR industry, conflicts of interest between the manufacturer's managers and its shareholders are not a way of life. Indeed, it is acknowledged that, over the years "makers of VHS VCR's have competed vigorously, lowering prices and improving product quality." Carole E. Handler and Julian Brew, *The Application of Antitrust Rules to Standards in the Information Industries—Anomaly or Necessity?*, THE COMPUTER LAW., Nov. 1997, at 1, 6. In the fund industry, where price competition is less bare-knuckled, money managers still routinely enjoy returns on equity for their advisory firms exceeding 25%. Oppel, *supra* note 77, at 11.

264. Witmer, *supra* note 262, at 1006-07. Division Director Barry Barbash explained that: "In short, any comparison to a competitor's fund that a fund company might make in an ad could be claimed by its competitor to be unfair, as funds provide varying levels of services and use varying means to calculate costs." *Id.*

265. REPORT ON MUTUAL FUND FEES, *supra* note 5.

266. The GAO's detailed study of fund costs was inhibited because the researchers were "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available." GAO REPORT, *supra* note 12, at 33.

267. Letter from Erik Sirri, Chief Economist, SEC, to John C. Bogle, Chairman, The Vanguard Group 2 (March 23, 1999).

V. PROPOSALS FOR CHANGE

Six decades after the enactment of the Investment Company Act of 1940, the fund industry finds itself with no effective check on managerial over-reaching; the SEC and the courts have let the advisors get away with charging extra-competitive prices. Contributing to the lack of competition over fund advisory fees is a shortage of quality disclosures crafted to enable investors to ferret out unfair pricing. Two reform proposals have recently been put forth. Industry critic Bogle has branded cost disclosure within the industry as "wholly inadequate," while calling for:

> [e]ach fund manager to report, for the fund complex, and for each individual fund within the complex: (a) its advisory fees, service fees, distribution charges, sales commissions, other fund expenses, and total revenues; (b) its total expenses, separating out those for investment management and research from those for advertising, sales and marketing, administration and investor services, etc.; and (c) its profits, before and after taxes.[268]

The GAO likewise judged disclosure deficient, calling for an individualized approach to disclosure in contrast with Bogle's broad coverage. The GAO recommended that funds, in essence, present investors each quarter with itemized statements showing not just account holdings and activities but also an itemized statement of the expenses paid by the shareholder over the period.[269] The GAO found the fund industry's failure to account to fund shareholders for the costs incurred in their accounts to be counter to the norm in the financial services industry.[270]

The GAO's plan is aimed at driving home to individual shareholders the size of the bill each individual fund investor pays for fund services. The GAO's approach addresses a disclosure problem revealed by case law under section 36(b), namely, that investors seem to be indifferent to fee levels because of fee levels' seeming insignificance to individual investors.[271] The agency's narrow, individualized approach aims to accomplish two goals: to encourage investors to evaluate more accurately the quality of services for which they pay fees and to encourage service providers to emphasize price in

268. John C. Bogle, Investment Management: Business or Profession and What Role Does the Law Play?, Remarks at the New York University Center for Law and Business 9 (Mar. 10, 1999) (transcript on file with the Journal of Corporation Law).

269. GAO REPORT, *supra* note 12, at 1, 7-8. The GAO also recommended as an alternative, disclosures allowing investors to estimate fee charges for their accounts. *Id.* at 14.

270. GAO REPORT, *supra* note 12, at 13:

> After they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts. These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter. This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

271. *See Schuyt*, 663 F. Supp. at 973, 974 (quoting twice with approval from *Gartenberg*, 694 F.2d at 929, the proposition that a key reason why "fund competition for shareholder business does not lead to similar competition between advisors for fund business is the relative insignificance of the advisor's fee to each shareholder").

their sales efforts.[272] Two years ago, the Director of the SEC's Investment Management Division announced that both he and SEC Chairman Arthur Levitt believed that personalized disclosure for fund investors is a good idea, one that may work better.[273]

In its *Report on Mutual Fund Fees and Expenses*, the SEC's Division of Investment management endorsed a form of dollar disclosure along the lines advocated by the GAO. The staff's plan would "require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period."[274] The staff's endorsement is a step in the right direction. It will be interesting now to see what action, if any, the Commission itself is willing to take in order to bring some form of the GAO's proposal to fruition.

In contrast to the GAO's proposed individualization of cost data, Bogle's industry-wide, big-picture approach travels under a headline taken from Watergate-era advice: "[F]ollow the money."[275] This suggestion has merit. By forcing funds and sponsors to identify and itemize costs and profits according to an SEC-required format, the Bogle proposal would open the fund industry and its practices to a level of scrutiny and study never before possible. Bogle's door-opening approach will well serve the interests of sophisticated investors, with a foreseeable trickle-down effect to less sophisticated fund buyers once the data generated is reviewed and analyzed by the media and academics. The chief problem with it is that it does not go far enough.

First, to facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped. Secondly, and more importantly, the time has come for fund advisors to come clean about their extracurricular dealings, specifically their advisory fee arrangements with non-fund clients. In the highly regulated, highly conflict-of-interest-ridden world of the fund industry, it is time to require the advisor-fiduciaries to detail in writing to the SEC and to fund directors what material extra-fund advisory services they render, what they charge, and what they earn off of those services. To the extent that the prices charged non-fund customers are lower than those charged to the advisor's captive funds, the fund's advisor-fiduciary should be required to explain why it cannot render advisory services to the captive funds for prices equivalent to the prices for which it sells its portfolio management services to pension funds and other clients in the free market. Why should costs be higher when paid by the beneficiary of a fiduciary relationship than they are when the payor is a stranger dealing at arm's-length?

The principle advocated here is simple. Fund shareholders have a right not to be over-charged. They have a right to fair treatment, and this translates into "most favored nations" pricing for comparable advisory services. The SEC owes it to fund investors to see that this highly relevant data is made public so that those interested in fund

272. GAO REPORT, *supra* note 12, at 17.
273. Witmer, *supra* note 262, at 1006-07.
274. REPORT ON MUTUAL FUND FEES, *supra* note 5.
275. Bogle, *supra* note 268, at 8.

fiduciaries' behavior can know and understand what fees are charged, of whom, and why. It is in the public interest for fund advisors' behavior to be explained and their justifications collected so that they may be carefully reviewed and analyzed by fund independent directors, government agencies, the media, and academics. Standardization will facilitate comparisons which will in turn spur price competition.

As it is, fund advisors are feasting on a complex, poorly disclosed fee structure that is out of kilter with free market price levels and has been for decades. There is a perception that some fund advisors supposedly cite their below-industry standard fee levels as a justification for fee hikes, with fees thus ratcheting upward leapfrog-style.[276] The ICI, funded with money diverted from fund shareholders, is the one entity aside from the SEC that is equipped to spotlight excessive fee levels that are injurious to shareholders. It has shown no zeal for promoting the interests of fund shareholders at the expense of fund sponsors.[277] Rather than call attention to the obvious evidence that economies of scale for advisory services are not being shared with fund shareholders, the ICI instead has published studies calculated to defend the status quo while masking reality.[278] The ICI's bundling of advisory fees with other operating costs in its effort to prove fund managers' case that fund shareholders are benefitting from economies of scale bespeaks an agenda antagonistic to shareholders' own financial interests. Meanwhile, the SEC either sits mute, offers innocuous proposals calculated not to roil the water, or blames fund shareholders for their inability to make sense out of the current, inadequate disclosure regime fostered by the SEC itself.

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276. The GAO Report notes:

> Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the *Gartenberg* standards, such practices do not contribute to lower fees.

GAO REPORT, *supra* note 12, at 94; *see also* Bogle, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were "below average," the advisor promptly sold itself for "a cool $1 billion"). The problem, in other words, is that so long as fund fees levels are viewed in isolation, as *Gartenberg* has been read (incorrectly) to suggest they should be, high fee levels are apt to lead to still higher fees. Half of the service suppliers at any point in time will be working for below-average compensation. The cellar dwellers are thus able to argue they need a raise, particularly in view of the allegedly ferociously competitive market for fund advisory talent. *See* Wyatt, *supra* note 10, § 3, at 1 ("We have to make sure that the fees the funds are paying are competitive enough to keep the players in the game," said Stephen K. West, a lawyer at the New York firm of Sullivan & Cromwell, who serves as an independent director of the Pioneer and Winthrop Focus funds. "The competition for managerial talent is enormous, which has caused the cost of running the business to explode."). Evidently, the market for pension fund advisory help has not caught fire to the same extent as the fund management market.

277. According to one industry observer, "[t]he ICI is by fund companies, for fund companies, and their incentive, their compensation—everything is to favor fund management." Braham, *supra* note 113, at 94 (quoting Don Phillips, CEO of Morningstar, Inc.). As of July 2000, 39 of 45 ICI board members worked for fund advisors. *Id.*

278. A digest of John Bogle's critique of one industry study is set forth *supra* note 78. For the authors' critical analysis of the ICI's economies of scale study, see *supra* notes 70-86 and accompanying text.

VI. CONCLUSION

The Investment Company Act of 1940 declares that "the national public interest and the interest of investors is adversely affected . . . when investment companies are organized, operated, or managed . . . in the interest of investment advisors" and not in the interest of fund shareholders."[279] In the course of the 1967 House hearings dealing with fund legislation, respected jurist Henry Friendly was asked: "Do you feel that the usual pattern of stockholder protection exists in this industry as in other industries?"[280] His answer: "I don't think it exists in this industry."[281] More ominous yet was Nobel Laureate Paul Samuelson's warning made in the course of Senate hearings also held in 1967:

> [S]elf-regulation by an industry tends usually to be self-serving and often inefficient. There is a danger that government commissions, set up . . . originally to regulate an industry, will in fact end up as a tool of that industry, becoming more concerned to protect it from competition than to protect the customer from the absence of competition. . . . The SEC must itself be under constant Congressional scrutiny lest it lessen rather than increase the protection the consumer receives from vigorous competition.[282]

When it comes to fund advisors having their way, little has changed since 1967 or, for that matter, 1940. The first comprehensive study of the fund industry following enactment of the Investment Company Act, established that "the advisory fee rates . . . charged other clients [by mutual fund investment advisors] are significantly lower than those paid by open-end [mutual fund] companies."[283] Those conclusions, presented nearly forty years ago, are still accurate. The data presented in this Article shows that the phenomenon of materially unequal compensation still holds true. That this aberration exists in the most regulated of all corners of the securities business demonstrates powerfully the consequences of watered-down fiduciary standards, weak, misguided regulation, Congressional indifference, and either poor advocacy on the part of investors' lawyers or excessive judicial deference to fund managers' contentions.

Courts that read *Gartenberg* to bar use of comparative fee structures in advisory fee litigation have deprived complaining shareholders of one of their strongest weapons. This misapplication of *Gartenberg* has likely contributed to an unsavory game of financial leap-frog, making it possible for fund advisors to point to fee schedules lagging behind their peer funds to justify fee hikes. On the other hand, *Gartenberg*'s grip on future case outcomes predictably will be weakest for the segment of the fund industry studied most closely in this article: actively managed equity funds. Nearly all of the fully litigated cases have involved money market funds, which are a different breed of investment

279. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C.A. § 80a-1(b)(2) (West Supp. 1999). The Act was written "to mitigate and, so far as is feasible, to eliminate these conditions." *Id.* § 80a-1(b)(2).

280. *Investment Company Act Amendments of 1967: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 616 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court, N.Y., N.Y.).

281. *Id.*

282. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 368-69 (1967) (statement of Prof. Paul Samuelson).

283. WHARTON REPORT, *supra* note 87, at 485.

vehicle than equity pension fund portfolios.[284] None of the fully litigated cases involves equity fund advisory fees, and it is here that "apples-to-apples" fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds. Future cases will afford fund advisors an opportunity to explain why picking a stock for a mutual fund equity portfolio should be much more expensive to the customer than picking the same stock for a pension fund equity portfolio.

The gap between prices charged funds for advisory services versus prices fetched elsewhere in the economy for those same services represents the bill paid by fund shareholders for the advisory conflict of interest that is both the fund industry's hallmark and its stigma. That tab runs into billions of dollars per year. Fund industry cost data reviewed and developed by the authors suggest that equity fund management fees on the whole are around 25 basis points higher than they need to be in order to furnish fund advisors with fair and reasonable compensation and fund shareholders with the same quality of service. Against an equity fund asset base of $3.5 trillion,[285] this translates into equity mutual fund shareholders being overcharged to the tune of nearly $9 billion-plus annually—a staggering number—nearly reaching the price tag that the tobacco companies agreed to pay each year as part of their landmark "global settlement" with 46 states' attorneys general announced in November of 1998.[286]

The SEC needs to face up to the fact that competent evidence shows that fund advisory fee levels are too high, a phenomenon in part caused by the Commission's decision not to impose rigorous disclosure requirements designed to foster fee comparisons. The SEC has clear power to require funds to adhere to a uniform accounting and reporting system, but it has not exercised its power in a way calculated to elicit the all-important fee data in a form readily understandable to the public. Its inaction has allowed fee categories and prices to become scrambled and thus distorted or concealed.[287] John Bogle's disclosure proposal is sound, needed, and should be required by SEC rule. That same rule-making effort should require that fund shareholders receive most favored nations treatment when it comes to fees for advisory services. Less urgent, but of some potential value, is adoption of the GAO's personalized cost disclosure

284. Moreover, price competition, to the extent it exists, is more evident in the money market segment of the fund industry. *See* GAO REPORT, *supra* note 12 at 6 n.3 ("[m]oney market funds generally have not been the focus of recent concerns regarding fees").

285. Susan Harrigan, *Street Smarts*, NEWSDAY, July 30, 2000, at F2, *available at* 2001 WL 9230159.

286. Jacquelyn Rogers, *Burning Issues Waft over Smoking and the Workplace*, EMPLOYEE BENEFIT NEWS, June 1, 2000, 2000 WL 10182690. The equity fund savings number is in line with Warren Buffett's estimate that funds could save their shareholders $10 billion annually if they were managed more like regular corporations, for example, with primary emphasis on creating and protecting value for shareholders. *See* Bogle, *supra* note 30, at 372. Bogle puts the number considerably higher: "In fact, such savings could easily top $30 billion each year." *Id.*

287. The authors' analysis of fund data was complicated greatly by some funds' tendency to include as advisory fees extraneous expense items which other funds categorized as administrative costs. In the fund industry, "[a]dvisory fees generally pay for portfolio management but, under some contracts, they also may pay for ancillary administrative, shareholder accounting, and transfer agency services." Hoene, *supra* note 249, at 89, 106, 107 n.4. (quoting SEC Division of Investment Management Memorandum to SEC Chairman Breeden (Apr. 9, 1992)).

approach. It doubtless will provide a beneficial wake-up call to some fund investors, particularly in times of meager or negative investment returns by fund managers.

SEC inaction has an undesirable side-effect over and above depriving investors of benefits they otherwise would enjoy. Whether it is accurately perceived or not, the SEC's inaction can be, and is taken as, an endorsement of the status quo. The agency's failure or refusal to act provides industry members with useful cover when they come under attack. In fund litigation, the SEC's silence on an issue gives credence to defense claims. Defendants can, and do, successfully argue that positions taken by those challenging the status quo in the fund industry deserve no credence absent violation of a mandatory SEC requirement. Thus, in *Krinsk*, the court rejected plaintiffs' contention that performance should be evaluated on a risk-adjusted basis because performance-adjusted ratings were not required by the SEC. In another mutual fund case, the court refused to find actionable a broker's concealment that the recommended house fund had a high expense ratio relative to competing funds, noting that plaintiffs had presented "no precedent or SEC ruling that requires this comparison."[288]

Whether or not the SEC decides to lead rather than continue its observer role, fund independent directors need to demand that advisors identify and quantify what they charge for rendering investment advice. Only by isolating and focusing on this item can directors discharge their obligation under *Gartenberg* to reach sound conclusions on such important matters as advisor profitability, economies of scale, and comparative fee structures. The SEC Staff's *Report on Mutual Fund Fees and Expenses* declares that "the current regulatory framework would be enhanced by independent directors who more closely monitor fund fees and expense."[289] The staff has let fund directors down by not requiring that fund service providers furnish clear, comparable cost data. This shortcoming needs to be addressed immediately.

It is crucial that fund directors are able to gather information about comparable funds, and also about the fees charged by the fund's advisor for advisory services furnished to non-fund clients. Advisors must be made to explain at length and in detail how service differences rendered to their captive and free market customers justify price disparities of the sort pointed out in this article. Finally, the courts need to resist the temptation to limit evidence of comparable pricing behavior on fund cases. Fund industry cases are beset with conflicts of interest that call for careful, reasoned, thorough analysis. All potentially helpful facts need to be gathered and tested without unfounded preconceptions or biases. Comparable data, if assembled with care and explained clearly, is well-geared to showing, in appropriate cases, that fund fee levels are excessive, particularly where that data is drawn from marketplaces where arm's-length bargaining over fees is more than a pious wish.

288. Castillo v. Dean Witter Discover & Co., [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). The case is discussed in *supra* note 124.

289. REPORT ON MUTUAL FUND FEES, *supra* note 5.

EXHIBIT 18



Division of Investment Management: Report on Mutual Fund Fees and Expenses

December 2000

Acknowledgements

In the preparation of this report, the Division of Investment Management had the able assistance of many members of the Commission staff. The report was prepared under the supervision of Paul F. Roye, Director of the Division of Investment Management and Barry D. Miller, Associate Director. The Division's study team consisted of Paul B. Goldman, Chief Financial Analyst, and Robert Zweig, Senior Financial Analyst. Gregory D. Jaffray, Compliance Examiner, provided research and statistical assistance.

Many members of the Division staff contributed to the drafting and editing of various sections, including Kimberley Dopkin`Rasevic, Assistant Director, Alison M. Fuller, Assistant Chief Counsel, Eric S. Purple, Senior Counsel, Annette M. Capretta Senior Counsel, and Deborah Abernethy, Secretary.

Many other members of the Division staff made significant contributions in reviewing and commenting on the report, including Douglas J. Scheidt, Associate Director (Chief Counsel), Susan Nash, Associate Director, and Robert E. Plaze, Associate Director.

Other Commission Offices made significant contributions in reviewing and commenting on the report, including the Office of Investor Education and Assistance (Susan Ferris-Wyderko, Director and Geraldine M. Walsh, Special Counsel to the Director) the Office of Compliance Examinations and Inspections (Lori A. Richards, Director, and Gene A. Gohlke, Associate Director.

Technical assistance was provided by the Office of Economic Analysis (William J. Atkinson, Associate Chief Economist, Vance H. Anthony, Financial Economist, Lorie S. Walsh, Financial Economist, and Harvey B. Westbrook, Jr., Financial Economist.)

Table of Contents

I. INTRODUCTION AND EXECUTIVE SUMMARY

This Report of the Division of Investment Management on Mutual Fund Fees and Expenses ("Report") presents our study of trends in mutual fund[1] fees and expenses[2] experienced over the past twenty years. We conducted our study of fees in light of: (1) the significant growth in the mutual fund industry during the period; (2) U.S. households' increasing reliance on mutual funds to finance retirement, housing, and children's education;[3] (3) the significant impact that mutual fund fees and expenses have on investor returns; and (4) the ongoing debate over the appropriate level of mutual fund fees and expenses. We anticipate that the Report will be useful to Congress and the Commission in overseeing the mutual fund industry. Moreover, we believe that this information may be useful to members of the mutual fund industry, including fund directors, and to the investing public.

In Section I, we describe the background and scope of the Report and provide a summary of our findings. Section II describes the regulatory framework with respect to mutual fund fees and expenses. The section summarizes the corporate governance and disclosure standards that apply to fund fees and expenses, and explains how these standards have evolved to meet changes in the industry. The section also describes recent Commission initiatives regarding fund fees and expenses. Section III presents the trends in fees. The section illustrates the extraordinary growth in fund assets during the period covered by the study. The section also discusses the major changes in the manner that funds are organized and distributed and the rapid expansion in the variety of services that is commonly available to fund shareholders. Section IV describes our recommendations concerning the corporate governance structure for the oversight of fund fees and the disclosure that investors receive regarding fund fees.

A. Background and Scope of the Report

The U.S. mutual fund industry has grown dramatically over the past twenty years. Assets under management have grown from $134.8 billion at the end of 1979 to $6.8 trillion at the end of 1999, an increase of more than 4,900%.[4] Over the same twenty-year period, the number of funds has increased from 564 to more than 7,700.[5]

Perhaps more significant than the growth in fund assets or the number of funds is the increasingly significant role of mutual funds as an investment vehicle for many Americans. Today, fund assets exceed the assets of commercial banks, with almost 88 million shareholders investing in mutual funds.[6] The percentage of U.S. households that invest in funds has increased from 6% in 1980 to 49% today due to a number of factors, including relatively low interest rates for bank deposits and the popularity of Individual Retirement Accounts and 401(k) plans.[7] The mutual fund industry accounts for 17% of total retirement assets and almost 42% of 401(k) assets.[8]

The growth of the fund industry has been accompanied by a debate over the appropriate level of fund fees. The focus on fund fees is important because they can have a dramatic impact on an investor's return. For example, a 1% increase in a fund's annual expenses can reduce an investor's ending account balance in that fund by 18% after twenty years.

Some commentators argue that fund fees are too high. They claim that the growth in the fund industry has produced economies of scale and that funds have not passed on to shareholders the benefits of these economies of scale in the form of reduced fees.[9] Others contend that fund fees are not too high and that shareholders today are getting more for their money -- more services, such as telephone redemption and exchange privileges, check or wire redemptions, and consolidated account statements, and greater investment opportunities, such as international and other specialized funds, which typically have higher operating costs than more traditional funds. They also contend that the average cost of investing in mutual funds has declined since 1980.[10]

In the most recent contribution to the public dialogue, the United States General Accounting Office issued a report that provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that influence those fees. [11] The report's major conclusion is that additional disclosure could help to increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition among funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund fees that the investor has borne.

***

Our goal for this Report is to provide objective data describing trends in mutual fund fees that may be useful to Congress and the Commission in overseeing the mutual fund industry, and to others who are focusing on the effect of mutual fund fees on investor returns. As discussed more fully below, the Investment Company Act of 1940 ("Investment Company Act") does not give the Commission the direct role of arbiter in determining the appropriate level of fees to be paid by a mutual fund.[12] Rather, the regulatory framework generally allows the level of fund fees to be determined by marketplace competition and entrusts fund independent directors with the responsibility to approve and monitor the arrangements under which funds pay for investment advice or the distribution of their shares. Thus, we do not draw any conclusions in this Report as to the appropriate level of fund fees.

B. Summary of Findings and Recommendations

1. Summary of Findings

As described more fully in Section III, we observed the following from the data that we collected:

- Overall, mutual fund expense ratios (*i.e.*, a fund's total expenses, including rule 12b-1 fees, divided by its average net assets) have increased since the late 1970s, although they have declined in three of the last four years.
- Although fund expense ratios rose on average during the 20 years covered by our study, the overall cost of owning fund shares may not

have risen if changes in sales loads are taken into consideration. (Sales loads are not taken into consideration when calculating expense ratios and have generally decreased during the period.)

- The increase in mutual fund expense ratios since the 1970s can be attributed primarily to changes in the manner that distribution and marketing charges are paid by mutual funds and their shareholders. Many funds have decreased or replaced front-end loads, which *are not* included in a fund's expense ratio, with ongoing rule 12b-1 fees, which *are* included in a fund's expense ratio. This change complicates the comparison of current expense ratios with expense ratios from earlier periods.

- Mutual funds with the largest proportion of defined contribution retirement plan assets (*e.g.*, 401(k) plans) generally have lower expense ratios than other funds.

- Mutual fund expense ratios generally decline as the amount of fund assets increase.

- Specialty funds have higher expense ratios than equity funds, which, in turn, have higher expense ratios than bond funds. International funds have higher expense ratios than comparable domestic funds.

- Index funds and funds that are available only to institutional investors generally have lower expense ratios than other types of funds.

- In a sample of the largest 1,000 funds in 1999, funds that are part of large fund families (in terms of asset size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- In a sample of the 100 largest mutual funds, most funds have some type of fee breakpoint arrangement that automatically reduces the management fee rate as the asset-size of the individual fund or the fund family increases. Most funds in the sample with management fee breakpoints, however, have assets above the last breakpoint.

2. Summary of Recommendations

We believe that the current statutory framework's primary reliance on disclosure and procedural safeguards to determine mutual fund fees and expenses, rather than on fee caps or other regulatory intervention, is sound and operates in the manner contemplated by Congress. We believe, however, that the framework can be enhanced in certain areas. A brief summary of our recommendations follows. These recommendations are more fully discussed in Section IV.

a. Disclosure and Investor Education

Many observers give the Commission high marks for requiring funds to disclose information about their fees in a format that is understandable to investors and that facilitates comparison with the fees charged by other funds and other investment alternatives.[13] The Commission should, nevertheless, consider whether requiring the disclosure of additional types of fee information would facilitate investors' awareness of fund fees and investors' ability to understand their effect. For example, the General Accounting Office recommended in its report that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid.[14] The GAO report acknowledges however, that there are advantages and disadvantages to this recommendation and that other alternatives should be considered. We recommend that, because the recommended information could be disclosed in various ways, the Commission should evaluate the most effective way of disclosing fees and expenses that investors incur, taking into account the cost and burden that various alternative means of making such disclosures would entail.

We agree with the General Accounting Office that the fund industry and the Commission should encourage fund shareholders to pay greater attention to fees and expenses. We believe that changes to mutual fund disclosure requirements have generally produced the best results when the changes are designed to meet the information needs of investors and assist them in making better investment decisions. With respect to fund fees and expenses, we believe that investors need information, in addition to information about the dollar amount of fees, that helps them to understand the fees that they pay. Moreover, they need to be able to compare the fees of their fund to the fees of other funds and other types of investments. To satisfy these broader needs, we believe that any additional required fee information, including the dollar amount of fees, should be provided in semi-annual and annual shareholder reports. One advantage of this approach is that it would enable investors to not only compare the fees of funds but also to evaluate the fee information that would be contained in the reports to shareholders alongside other key information about the fund's operating results, including management's discussion of the fund's performance.

The additional information about actual costs could be presented in a variety of ways. One possible way to present the data would be to require shareholder reports to include a table showing the cost in dollars incurred by a shareholder who invested a standardized amount (*e.g.*, $10,000) in the fund, paid the fund's actual expenses, and earned the fund's actual return for the period.[15] The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (*e.g.*, $10,000) that earned a standardized return (*e.g.*, 5%). Because the only variable for this calculation would be the level of expenses, investors could easily compare funds to one another.

The full benefits of improved fee disclosure will not be realized without a strong investor education campaign. We recommend that the Commission continue its program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As new requirements to provide information about fund fees take effect, we recommend that the Commission develop educational materials that help investors understand how to make use of the new information, and encourage funds, brokers, and others to do so as well.

For many fund shareholders, taxes on income dividends, capital gains distributions, and gains realized when shares are redeemed have a greater impact on the growth of their investment than does the fund's expense ratio.[16] The Commission should adopt rules that would require mutual funds to report their investment returns on an after-tax basis, similar to or as proposed in March 2000.[17]

b. Fund Governance

We believe that the current statutory framework can be enhanced by strengthening the ability of independent directors to monitor fund fees and expenses. As described in Section II, the Commission took major action in this area in October 1999, when it proposed new rules and rule amendments designed to enhance the effectiveness of independent directors in dealing with fund management. We recommend that these proposals be adopted as soon as practicable, taking into account public comments on the proposals.

In addition to strengthening the ability of independent directors to deal with fund management, the Commission also should consider the following recommendations with respect to the regulatory framework for fees:

- The Commission should continue to emphasize that mutual fund directors must exercise vigilance in monitoring the fees and expenses of the funds that they oversee. Fund directors should, for example, attempt to ensure that an appropriate portion of the cost savings from any available economies of scale is passed along to fund shareholders. The Commission should continue to encourage efforts to educate directors about issues related to fund fees and expenses, including the types of information that they may request when they review the funds' management contracts, and the techniques that are available to evaluate the information that they receive.
- Fund directors, in addition to approving the management fee, may also approve a plan under Rule 12b-1 under the Investment Company Act to use fund assets to pay for distribution and marketing expenses. That rule is now twenty years old. The Commission should consider whether the rule needs to be modified to accommodate changes in the mutual fund industry.

***

We believe that these recommendations would provide fund shareholders with better information about mutual fund fees and would enhance the procedural safeguards that are provided by the oversight of independent directors and by SEC rules.

II. REGULATORY FRAMEWORK FOR MUTUAL FUND FEES AND

EXPENSES

A. Historical Background

Over the past 60 years, Congress and the Commission have sought to protect the interests of fund investors with respect to fund fees and expenses by using a dual approach: (1) procedural safeguards to reduce the conflicts of interest that could lead to inappropriate or inflated fees; and (2) uniform disclosure of fees and expenses by funds to allow investors to make informed investment decisions. The dual approach has been enhanced over the years since passage of the Investment Company Act, and Congress and the Commission have continued to rely on this approach.[18]

1. Safeguards to Reduce Conflicts of Interest

A mutual fund has a unique structure. Although mutual funds generally are organized either as corporations or business trusts, they typically are not managed by their own officers and employees. Rather, a mutual fund usually is organized and operated by a separate legal entity that acts as (or is affiliated with) the fund's investment adviser.[19] The investment adviser generally supplies the fund with its officers and employees and selects the original slate of directors for the fund.

This structure creates an inherent conflict of interest between the fund and its investment adviser because the directors of the fund (who typically have initially been selected by the adviser) approve the amount of the fees that the fund will pay to the adviser in exchange for all of the adviser's services to the fund. An investment adviser has an incentive to charge the highest possible fee for its services, while the fund and its shareholders wish to pay the lowest amount of fees possible because the fees directly reduce a fund's return on its investments.

Congress did not address this conflict by imposing fee caps or other direct regulation of fund fees and expenses.[20] Rather, Congress adopted certain provisions in the Investment Company Act to place fund directors that are not affiliated with a fund's management in the role of "independent watchdogs" who would "furnish an independent check upon the management" of mutual funds.[21] Since its enactment, the Investment Company Act has required that no more than 60% of the members of a board of directors be, among other things, officers or employees of a fund or affiliated with the fund's investment adviser.[22]

The Investment Company Act further requires that a majority of a fund's independent directors approve the contract between the investment adviser and the fund, and any renewals of the contract.[23] In evaluating whether to approve or renew the contract, the directors have a statutory duty to evaluate, and the adviser has a statutory duty to furnish, all of the relevant information that is needed to review the terms of the contract.[24] This evaluation typically consists of a review of the amount of the advisory fee paid by the fund, the services provided by the adviser, and the profitability of the fund to the adviser.[25]

The Commission has followed the approach of relying on a fund's independent directors to police conflicts of interest between a fund and its affiliates regarding the use of fund assets to finance activities that are primarily designed to result in the sale of the fund's shares, *i.e.*, the expenses of distributing the fund's shares.[26] Pursuant to rule 12b-1 under the Investment Company Act, a fund may adopt a 12b-1 plan to provide for the payment of distribution expenses. Because of the possible conflicts of interest involved in a fund's payment of distribution expenses, the Commission requires funds to follow procedures similar to those required by the Investment Company Act for the approval of an investment advisory contract.[27]

In particular, rule 12b-1 requires that payments for distribution expenses be made pursuant to a written plan and that the plan be annually approved by a majority of the fund's independent directors.[28] Like advisory contracts, rule 12b-1 also requires shareholder approval of the plan and any amendments to the plan that materially increase the amount paid under the plan. When reviewing and approving rule 12b-1 plans, independent directors must decide, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under the Investment Company Act, that there is a reasonable likelihood that a plan will benefit the fund and its shareholders.[29]

The Investment Company Act and the rules thereunder do not, however, expressly require a fund's independent directors to approve all of the service contracts of the fund. For example, a fund's independent directors are not expressly required by the Act to approve transfer agency contracts or administrative contracts. Absent some affiliation between a fund and a service provider, service contracts generally do not implicate the same conflict of interest concerns as investment advisory contracts. Directors, including independent directors, may nevertheless review and approve such service contracts, especially if a fund's adviser or an affiliate of the adviser provides the services under the contract.[30] Also, directors may need to review and approve service contracts in order to fulfill their duties as directors under state law.

In 1970, Congress amended the Investment Company Act to strengthen the ability of directors, particularly independent directors, to carry out their responsibilities to review and approve fund contracts.[31] Among other things, Congress adopted Section 36(b) of the Investment Company Act, pursuant to which investment advisers have a fiduciary duty with respect to the receipt of compensation for services provided to a fund.[32] An adviser's duty under section 36(b) applies to all of the fees that the adviser and its affiliates receive from a fund, including any distribution expenses such as rule 12b-1 fees.[33] Court decisions in cases alleging that an adviser breached its fiduciary duty with regard to compensation under section 36(b) provide a framework that many fund directors follow when they review advisory contracts.[34] In these cases, courts evaluated the facts and circumstances of the advisory contract to determine whether the adviser charged, "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[35] The courts have considered the following factors when evaluating a section 36(b) claim:

(1) the nature and quality of the services provided by the adviser, including the performance of the fund;

(2) the adviser's cost in providing the services and the profitability of the fund to the adviser;

(3) the extent to which the adviser realizes economies of scale as the fund grows larger;

(4) the "fall-out" benefits that accrue to the adviser and its affiliates as a result of the adviser's relationship with the fund (*e.g.*, soft dollar benefits);

(5) performance and expenses of comparable funds; and

(6) the expertise of the independent directors, whether they are fully informed about all facts bearing on the adviser's service and fee, and the extent of care and conscientiousness with which they perform their duties.[36]

Most fund directors request data and other information that enable them to evaluate at least these factors in connection with the investment advisory or other contracts. In addition to obtaining data and information from the investment adviser, fund directors may seek data and other information from outside sources. For example, the directors may obtain material prepared by outside experts that may be used to compare the fund's performance, fee structures, and expenses to funds of comparable size and investment objective. Independent directors also may rely on independent counsel for advice and information in connection with the evaluation of the investment advisory and other service contracts.

2. Disclosure Requirements

The dual approach to regulating mutual fund fees and expenses also relies on fund investors to play a role in determining for themselves the appropriate level of fees and expenses. All funds are required to disclose their fees and expenses in a uniform manner so that an investor contemplating a fund investment today has access to comparable information about competing funds. This information helps investors to make better investment decisions.

In the 1980s, the Commission became concerned that investors could be confused if the increasing variety of sales loads and other fund distribution arrangements were not uniformly presented. For that reason, since 1988, Form N-1A (the form used by mutual funds to register their shares with the public) has required every mutual fund prospectus to include a fee table.[37] This table presents fund investors with expense disclosure that can be understood easily and that facilitates comparison of expenses among funds.[38]

The fee table calls for a uniform, tabular presentation of all fees and expenses associated with a mutual fund investment. The fee table reflects both (i) charges paid directly by a shareholder out of his or her investment, such as front- and back-end sales loads, and (ii) recurring charges deducted from fund assets, such as advisory fees and 12b-1 fees. The table must be located at the beginning of the prospectus. It is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a $10,000 investment if he or she received a 5% annual return and remained invested in the fund for various time periods. As a result of the Commission's efforts in designing and implementing the fee table, information about mutual fund fees and expenses is accessible to prospective and existing investors.

In 1998, the Commission overhauled the prospectus disclosure requirements for mutual funds in order to provide investors with clearer and more understandable information about funds.[39] As part of those initiatives, the Commission improved fund fee disclosure. Those initiatives require mutual funds to include in the front portion of their prospectuses a risk/return summary in plain English that functions as a standardized "executive summary" of key information about the funds. The fee table is included in the plain English risk/return summary because of the Commission's belief that fees and expenses are crucial to an investor's decision to invest in a fund.[40] This reflects the Commission's commitment to promoting investors' access to fee information as a basis for a fund investment decision.[41]

B. Recent Commission Initiatives to Enhance the Regulatory Scheme

Congress and the Commission continue to monitor fund fees and expenses and to assess whether the regulatory framework should be enhanced. For example, in September 1998, the Subcommittee on Finance and Hazardous Materials of the Commerce Committee of the U.S. House of Representatives held a hearing on mutual fund fees and expenses at which Chairman Arthur Levitt and members of the industry testified. In his testimony, Chairman Levitt announced that the staff had commenced a report on fees and expenses.[42] Chairman Levitt also discussed the steps being taken by the Commission in the area of mutual fund fees and expenses, which included evaluating the role of independent directors and enhancing investor understanding of fund costs. The Commission's recent initiatives in those areas are described below.

1. Enhancing the Role of Independent Directors

As discussed above, the independent directors of a fund play a significant role in monitoring fund fees and expenses, and the Commission recently has undertaken initiatives to strengthen the role of independent directors. In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Independent directors, investor advocates, executives of fund advisers, academics, legal counsel, and others examined the responsibilities of independent directors and discussed ways that the Commission might promote greater effectiveness of these directors, especially in approving investment advisory agreements and fees. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." Roundtable participants generally agreed that independent directors can vigilantly represent the interests of fund shareholders only when they are truly independent of those who operate and manage the fund, and that the independence of fund boards should be encouraged.[43]

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors.[44] At the same time, the Commission published an interpretive release expressing the views of the Commission and Division staff concerning a number of issues that relate to independent fund directors.[45] Together, these initiatives are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with additional information to assess directors' independence.

In addition, in October 1999, Chairman Levitt announced the creation of the Mutual Fund Directors Education Council, which is chaired by former SEC Chairman David S. Ruder and administered by Northwestern University. The Council was created in response to Chairman Levitt's call for improved fund governance. The Council fosters the development of programs to promote a culture of independence and accountability in fund boardrooms.

2. Enhancing Investor Understanding of Mutual Fund Costs

Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses. The Commission continues to be concerned, however, that the typical investor is not using all of the resources that are available in considering investments in mutual funds. Thus, the Commission has mounted an extensive investor education campaign to improve the financial literacy of investors with respect to mutual funds and their costs.

For example, the Commission recently issued tips on mutual fund investing that remind investors that past performance should never be their only guide when choosing funds.[46] The Commission recommended that, in addition to reading the prospectus and shareholder reports, investors should assess a fund's costs because they can have an enormous impact on returns. The Commission's mutual fund tips also suggest that investors consider a fund's size, tax consequences, risks, and volatility.

Last year, the Commission launched the Mutual Fund Cost Calculator, an Internet-based tool that enables investors to compare the costs of owning different funds by entering data that generally is available in fund prospectuses. The Mutual Fund Cost Calculator also shows the total cost of owning a mutual fund after a specified period of time. It is available for free on the Commission's web site.[47]

These recent investor education initiatives build upon prior initiatives of the Commission to promote financial literacy among investors. The Commission's web site contains, for example, an "Investment Options" page, which contains information on the benefits, risks, and costs of various investment vehicles, including mutual funds.[48] The page provides links to the Mutual Fund Cost Calculator and to a publication with frequently asked questions about mutual fund fees.[49] It also features the "Financial Facts Tool Kit," which contains information to assist investors in planning their financial future.[50] Investors can find on the Commission's web site a brochure about investing in mutual funds that contains a section on the importance of fees.[51] Investors can also use the "Search Key Topics" databank on the Commission's website to learn more about the different types of mutual fund fees and expenses.[52]

In addition, in March 1999, Congressman Paul Gillmor introduced the Mutual Fund Tax Awareness Act of 1999, which would require the Commission to revise its regulations to improve methods of disclosing to investors in mutual fund prospectuses and annual reports the after-tax effects of portfolio turnover on mutual fund returns. The legislation was approved by the House of Representatives in the 106th Congress. The Commission recently also proposed to improve disclosure to investors of the effect of taxes on the performance of mutual funds.[53]

Finally, we note the presence of market trends that may be the result of increased investor awareness of funds' expenses. Three fund groups that have been characterized as featuring relatively low costs[54] have increased their share of total fund assets from 17% at the beginning of 1990 to more than 27% at the end of 1999.[55] Competitive pressures within the industry appear to be prompting an increasing number of fund mergers as fund sponsors attempt to streamline their offerings and eliminate uneconomical funds. Competition also has increased because of the offering of low-cost exchange traded funds (ETFs), which are pooled vehicles generally sponsored by large broker-dealers and stock exchanges that allow investors to buy and sell the funds' shares at any time during the day at market prices. In addition to competing among themselves, mutual funds face increased competition from sources outside of the fund industry.[56]

- On-line trading: Due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds.
- Individual accounts: Advances in technology enable investment advisers and broker-dealers to extend individual account management services to clients and customers with smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund.
- New "mass customized" products: Several new Internet-based firms take the individual account concept a step further. One firm, for example, enables individual investors to buy pre-constructed baskets of stocks with preselected characteristics in terms of risk, type of issuer, etc. Alternatively, the investor can utilize the firm's web site to create his or her own customized basket of stocks.[57]

These emerging products and services, and others not yet developed, and their sponsors may exert additional pressure on mutual fund fees and the Commission will need to closely monitor them to ensure that they are appropriately regulated.[58] If investors are to benefit from the increased competition, investor education must play a major role by helping investors to understand the characteristics, risks, and costs associated with the ever-increasing number of investment alternatives.

III. STUDY OF TRENDS IN MUTUAL FUND FEES AND EXPENSES

A. Introduction

1. Objectives

The Division initiated its study of mutual fund fees and expenses ("fee study") in response to significant growth in the mutual fund industry and significant changes in the manner in which funds operate. Our objectives are to provide summary data about the current level of mutual fund fees and expenses, describe how fee levels have changed over time, and identify some of the major factors that have influenced the amount of fees charged. In order to examine trends over time, we analyze the expenses of all stock and bond funds for the following years: 1979, 1992, and 1995 through 1999. We use 1979 as a benchmark because it is the year before rule 12b-1 distribution fees were first permitted. We analyze data for 1992 because it is the first year for which we have expense data in electronic format. We analyze data for 1995 through 1999 to get a more recent picture of trends in fund expenses. Our purpose is not to determine whether mutual fund fees are too high or too low, but to determine how fees have changed over time and what factors have affected those changes.

2. Presentation of Results

The presentation of fee study results is organized in the following manner. First, we discuss issues related to methodology and data sources. We identify the costs that are included in a fund's expense ratio and the costs that are excluded. We then examine trends in the number of funds, assets under management, expense ratios, methods of distribution, and types of investment objectives offered. Next, we use an econometric model to examine which factors are statistically important in explaining the differences in mutual fund operating expense ratios. Following that, we examine whether mutual fund management expense ratios[59] decline as fund assets increase and investigate the extent to which fee breakpoint provisions are included in the management contracts between funds and their investment advisers. Finally, we examine the expenses of the largest mutual funds in the retirement market.

B. Methodological Issues

Mutual fund investors and industry analysts usually evaluate the fees and expenses of an individual fund by comparing its expense ratio (total expenses divided by average net assets) to the expense ratios of other funds or by looking at how the fund's expense ratio has changed over time. Investors and analysts usually evaluate the fees and expenses of the fund industry as a whole by looking at the average expense ratio of all funds (or all funds in a given category, *e.g.*, equity funds) and noting how this figure has changed over time. We believe that although expense ratios are important, it can be misleading to focus on one number without also identifying key factors that influence that number. In this study, we attempt to identify some of the key factors that may affect mutual fund expense ratios.

1. What Costs are Included in a Fund's Expense Ratio?

It is difficult to compare the fees and expenses paid by funds because the manner in which funds pay for services and the nature of the services provided vary widely. Sometimes, the cost of all services provided to the fund and its shareholders is included in a fund's expense ratio. Other times, the expense ratio excludes the cost of some services, such as marketing or financial advice, because they are not paid for by the fund; instead they are paid by the individual shareholder. Although no standard method exists for classifying the services provided in connection with buying and owning a mutual fund, one possible approach is shown in Chart 1.

Chart 1
The Mutual Fund "Bundle of Services"

Type of service	How Paid For	Include in Expense Ratio?
1. investment management (i.e., "portfolio advice")	management fee	Yes
2. administration and recordkeeping	management fee, fees to service providers	Yes

3. buying and selling securities	commissions, bid-asked spreads	No
4. distribution and marketing	sales charge, 12b-1 fee, adviser profits	12b-1 fee, yes; otherwise, no
5. financial advice/planning	sales charge; 12b-1 fee; separate fee or commission paid to a broker, financial planner, or investment adviser; wrap fee	Sometimes
6. consolidated statements and other services provided by a "mutual fund supermarket"	supermarket receives portion of management fee, 12b-1 fee, or adviser profits	Yes (unless paid from adviser profits)

Before looking at the expense ratio numbers, it is useful to identify in greater detail the costs that are included in a fund's expense ratio and the costs that are excluded.

A fund's expense ratio is its total expenses divided by average net assets. Form N-1A, the mutual fund registration form, divides total expenses into three categories: management fees, rule 12b-1 fees, and other expenses. *Management fees* include investment advisory fees and administrative or other fees paid to the investment adviser or its affiliates for services.[60] *Rule 12b-1 fees* include all distribution or other expenses incurred under a plan adopted pursuant to rule 12b-1.[61] *Other expenses* include all expenses not included in the first two categories that are deducted from fund assets or charged to all shareholder accounts. Typical "other expenses" include payments to transfer agents, securities custodians, providers of shareholder accounting services, attorneys, auditors, and fund independent directors. A mutual fund's expense ratio does not include the sales load (if any) or the cost that the fund incurs when it buys or sells portfolio securities, such as brokerage commissions. As described in the following section, fund marketing and distribution expenses are increasingly paid out of 12b-1 fees rather than out of sales loads -- a change that has had a large impact on expense ratios.

2. The Changing Role of Distribution Expenses

The past two decades have seen significant changes in the way that investors pay for the marketing and distribution of fund shares. Any analysis of mutual fund expenses must take into account the effect of these changes.[62]

Prior to 1980, most mutual funds were load funds, so-named because they were marketed by a sales force of brokers who received a commission (load) when shares were sold.[63] The remaining funds (no-load funds or directly marketed funds) were sold by investment advisory firms directly to the public without a sales load. The more limited sales expenses of no-load funds (primarily advertising) were paid by the funds' investment advisers or underwriters, out of their own profits. In other words, prior to 1980, irrespective of whether a fund was a load or a no-load fund, distribution expenses were not included in the fund's expense ratio.

In 1980, after much debate, the Commission adopted rule 12b-1, which permits funds to pay for marketing and distribution expenses directly out of their assets.[64] Since 1980, marketing and distribution expenses paid under rule 12b-1 have been included in a fund's expense ratio in the same manner as any other fund expense. Sales loads, on the other hand, continue to be excluded from a fund's expense ratio because loads are paid directly by investors and not by the fund.

Although initially few funds adopted 12b-1 plans, the number of funds with plans increased during the mid-1980s [65] as sponsors of load-funds developed a new pricing arrangement in which the combination of a 12b-1 fee and a contingent deferred sales load (CDSL) replaced the traditional front-end load.[66] A CDSL is a sales load that is paid, if at all, at the time of redemption. A CDSL is "contingent" because the sales load is paid only if the shares are redeemed before a specified period of time (often 5-8 years). These CDSL funds are sold by the same brokers who sell traditional load funds, but the investor does not pay a sales load at the time that shares are purchased. Instead, the investor pays an annual 12b-1 fee or a contingent deferred sales load if shares are redeemed within a specified period of time.[67] The 12b-1 payments made by CDSL funds are included in their expense ratios.

As CDSL funds became more popular, the NASD, with the approval of the Commission, determined that 12b-1 fees should be governed by the rules that apply to sales loads.[68] After careful consideration, the NASD determined that funds should pay no more than 100 basis points in 12b-1 fees, 75 basis points of which could be for distribution expenses and 25 basis points for service fees annually.[69] In addition, the NASD determined that a fund with no sales load and a 12b-1 fee of 25 basis points or less could identify itself as a no-load fund.

In view of the changes described above, some observers of the fund industry, including the industry's largest trade association, argue that any overall evaluation of the fees and expenses borne by fund shareholders should consider trends in total shareholder cost -- a measure that includes the cost of services paid for separately by the shareholder (most notably, distribution costs paid via sales loads) as well as the costs included in a fund's expense ratio. Although we believe that the total shareholder cost approach has considerable merit, we focus primarily on expense ratios in this study for two reasons. First, our goal is to analyze trends in fees and expenses that are incurred at the fund level and paid directly out of fund assets. Second, two data items that play a key role in total shareholder cost analysis-- actual sales loads paid by fund investors, and the actual length of time that investors hold their shares - are not publicly available.[70]

3. Data Sources/Explanation of Data Items

Expense ratio and other data were collected for all stock and bond funds in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999.[71] Data for 1979 were taken from *Weisenberger's Investment Company Services, 1980*; data for 1992 and 1995 through 1999 were taken from

Morningstar Mutual Funds OnDisc and *Morningstar Principia Pro.*[72] Money market funds, another major segment of the mutual fund industry, were excluded from this study because of their different cost structure. Therefore, in this report, the terms "mutual fund" and "fund" include all mutual funds that are not money market funds. Also excluded from this study are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, and face amount certificate companies.

A key issue is whether to evaluate the expense data at the level of the fund or at the level of the class. As previously indicated[73] some funds issue only one share class (single-class funds or stand-alone funds); other funds issue two or more classes (multi-class funds). The multi-class form of organization is designed to provide investors with more choices. For example, different share classes may offer varying levels of service or alternative ways to pay for the cost of distributing the fund's shares.[74] Because of the differences among the classes, each class has its own fee structure and expense ratio, and shareholders investing in different classes pay different expenses for an undivided interest in the same portfolio of securities. Consequently, the data reported for a multi-class fund is not the fund's expenses and assets, but rather the expense ratio of each separate class and its related assets.

A multi-class fund actually incurs most of its operating expenses at the fund level, and then allocates these expenses among the fund classes, often based on the relative asset-size of each class. The magnitude of these expenses tends to be influenced by the asset-size of the fund and not the asset size of the various classes.[75]

We believe, therefore, that when an expense analysis includes the relationship between funds' expense ratios and their asset sizes, it is appropriate to evaluate the asset-size of multi-class funds at the fund level. We use this approach in Section III.D (A Model for Estimating a Fund's Expense Ratio).[76] In contrast, when the expense analysis focuses on the amount of expenses paid by fund shareholders, we believe it is more appropriate to perform the analysis at the class level. Accordingly, in Section III.C (Factors That Affect Fees: Descriptive Statistics) we evaluate multiple class funds at the class level -- *i.e.*, we consider each class to be a separate data item, with its own assets and its own expense ratio.

In most cases, our study analyzes expense data for all funds or classes in existence at the end of the year.[77] In three cases, because the relevant information had to be collected by hand, we limited the analysis to a sample of large classes.

- Our analysis of management expenses is based on a sample of the 1,000 largest classes in existence at the end of 1999. [78] The 1,000 classes represented approximately 82% of all class assets in 1999. The smallest class in this sample had assets of $704 million.
- Also with respect to management expenses, we examined the management contracts of the 100 largest mutual funds in 1999 for evidence of fee "breakpoints."[79] The 100 largest funds had total assets of $1.8 trillion in 1999 and represented 42% of all fund assets.

- We analyzed the expense ratios of the 50 funds with the most 401(k) assets in 1999. The 50 funds had total assets of $935 billion and represented 21% of all fund assets.

C. Factors that Affect Fees: Descriptive Statistics

1. Mutual Fund Growth

The mutual fund industry grew at an extraordinary rate during the 20 years covered by our study ("study period"). The number of stock and bond classes in the study went from 517 in 1979 to 8,901 in 1999 -- an increase of 1,622% (Table 1). Assets under management soared from $51.7 billion in 1979 to $4,456.6 billion in 1999 -- an increase of 8,520%. In terms of both number of classes and total assets, the greatest portion of the growth took place between 1992 and 1999.

Table 1
Mutual Fund Growth

	Number of Classes	Total Assets ($ Billions)
1979	517	51.7
1992	2,483	982.6
1995	6,682	2,074.4
1996	6,965	2,370.3
1997	6,991	3,001.5
1998	8,423	3,558.9
1999	8,901	4,456.6

2. Expense Ratio Trends: All Classes

During the study period, the expense ratio of the average class ("equally weighted average") rose from 1.14% in 1979 to 1.36% in 1999 (Table 2). However, because investment dollars are spread unevenly among classes -- the largest 100 classes account for 42% of all assets and the largest 1,000 classes account for 82% of all assets -- an equally weighted average may not be the best indicator of what the typical investor is being charged. The computation of an equally weighted average gives the same importance to a small class (net assets $100,000) as it does to the largest class (net assets $92 billion).[80]

Table 2
Expense Ratio Trends: All Classes

	Unweighted Average Expense Ratio	Weighted Average Expense Ratio
1979	1.14%	0.73%
1992	1.19%	0.92%
1995	1.30%	0.99%
1996	1.32%	0.98%
1997	1.33%	0.95%

1998	1.35%	0.91%
1999	1.36%	0.94%

We believe that evaluations of fund fees should generally give more weight to classes with more assets (and more shareholders). The typical fund investor is likely to own one of the larger classes, and to be charged an expense ratio at a large class's rate.

Weighting expense ratios by class size, we find that the expense ratio of the average class rose from 0.73% in 1979 to 0.99% in 1995, fell in 1996, 1997 and 1998 to 0.91%, and then rose to 0.94% in 1999.[81] Although we find that the weighted expense ratio has increased since 1979, it is important to understand why this has occurred. In the sections that follow, we discuss changes in the fund industry that might explain this increase.

3. Expense Ratio Trends by Distribution Category

As previously described, a series of changes in mutual fund distribution patterns has blurred the lines between formerly distinct marketing categories -- load vs. no-load. Today, the no-load category includes directly distributed classes with and without 12b-1 fees, as well as certain classes of sales force distributed funds in which marketing expenses are reduced or eliminated because the class is sold only to selected groups such as institutional investors or retirement plans.[82] The load category now includes classes with 12b-1 fees higher than 25 basis points, classes with 12b-1 fees and CDSLs, and classes with traditional front-end loads. Although the load category consists mostly of classes distributed by commissioned sales people or financial advisers, it includes some directly distributed funds.

In recognition of these changes, we divide classes into two categories for the purpose of analyzing trends in distribution expenses.

- *No-load*: With respect to data for 1979 and 1992, this category consists of classes that have no sales load and no 12b-1 fee ("pure no-load classes"). With respect to data for 1995 through 1999, this category consists of classes that may call themselves no-load under current NASD rules -- *i.e.*, pure no-load classes and classes that have no sales charge at the time of purchase or redemption, but can have a 12b-1 fee of up to 25 basis points.[83]

- *Load:* fund classes that have a sales load, a 12b-1 fee of more than 25 basis points, or both.

Tables 3 and 4 show how the number and total assets of load and no-load classes have changed over time. The trend in the study period is a gradual decline in the proportion of load classes and a faster decline in their proportion of assets. In 1999, for the first time, load classes had fewer assets, 49%, than no-load classes.

Table 3
Number of Classes by Distribution Category

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	316	61%
1992	763	1,720	69%
1995	2,380	4,302	64%
1996	2,506	4,459	64%
1997	2,576	4,415	63%
1998	3,229	5,184	62%
1999	3,418	5,483	62%

Table 4
Class Assets by Distribution Category ($ Millions)

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	$36,204	70%
1992	$254,441	$728,162	74%
1995	$916,401	$1,158,001	56%
1996	$1,076,530	$1,293,730	55%
1997	$1,384,483	$1,617,017	54%
1998	$1,751,804	$1,807,092	51%
1999	$2,259,836	$2,196,776	49%

Table 5 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 76 basis points in 1995, 75 basis points in 1996, 72 basis points in 1997, 68 basis points in 1998 and then increasing to 72 basis points in 1999.

In 1979 -- prior to the onset of 12b-1 fees -- the average load class had a lower expense ratio (72 basis points) than the average no-load class (75 basis points). From 1979 to 1992, load class expense ratios rose 24 basis points, on average, primarily because of the inclusion of 12b-1 fees in the expense ratio. Load class expense ratios increased another 21 basis points by 1995 (to 1.17%) before falling to 1.14% in 1997, 1.12% in 1998, and increasing to 1.17% in 1999.

Table 5
Weighted Average Expense Ratios by Distribution Category

	No-Load Classes	Load Classes
1979	.75%	.72%
1992	.80%	.96%
1995	.76%	1.17%
1996	.75%	1.17%
1997	.72%	1.14%
1998	.68%	1.12%

1999	.72%	1.17%

4. Total Ownership Costs

The results summarized in Table 5 do not take into account the decline in front-end sales loads that accompanied the increase in 12b-1 fees. The median front-end sales load (before quantity discounts) fell from 8.5% in 1979 to 4.75% in 1999.[84] Some industry participants argue that evaluations of mutual fund expense trends should take into account all costs that a shareholder would expect to incur in purchasing and holding class shares ("total ownership costs"). Total ownership costs include fund operating expenses, 12b-1 fees, and sales loads.[85]

As part of this study, we performed a simplified analysis of total shareholder costs. The results are shown in Table 6. A key issue for any study that employs a total ownership cost approach is how to treat the sales load paid to purchase fund share classes. The analysis requires two data items that are not publicly available: the actual loads paid by investors (dollar amount or percentage of amount invested) [86] and actual shareholder holding periods.[87]

Because we do not have access to data that reflect actual sales loads paid or actual holding periods of fund investments, we make certain simplifying assumptions, which make the analysis less precise. We assume that shareholders hold their shares for either 5 or 10 years.[88] We also assume that all investors pay the maximum front-end sales load. Using these assumptions, we then amortize the maximum sales load by dividing the sales load by the holding period. Finally, the amortized sales load is added to the expense ratio to arrive at the total asset weighted shareholder cost.

Table 6 indicates that the magnitude of total shareholder costs depends heavily on the amortization period chosen. Amortizing the average maximum sales load over a 5-year holding period shows that total shareholder costs for load classes have declined 18% between 1979 and 1999 -- from 2.28% to 1.88%. If the longer holding period of 10 years is picked, however, total shareholder costs remained basically unchanged between 1979 and 1999.

Table 6
Total Ownership Costs for Load Classes

	Number of Classes	Assets ($ Millions	Weighted Expense Ratio with 5 Year Amortization of Sales Load	Weighted Expense Ratio with 10 Year Amortization of Sales Load
1979	316	$36,204	2.28%	1.50%
1992	1,720	$728,162	1.79%	1.41%
1995	4,302	$1,158,001	1.88%	1.53%
1996	4,459	$1,293,730	1.89%	1.53%
1997	4,415	$1,617,016	1.87%	1.50%
1998	5,184	$1,807,092	1.83%	1.47%
1999	5,483	$2,196,776	1.88%	1.52%

5. Expense Ratio Trends by Type of Investment

At the beginning of the study period, the mutual fund industry generally invested in U.S. securities and did not offer specialized funds. During the 1980s and 1990s many fund sponsors broadened their product lines in an effort to attract new assets and retain assets already under management.[89] This strategy led to the introduction of two new major fund categories: international funds and specialty funds.[90]

In 1979, bond fund classes accounted for 38% of classes and 33% of assets, while equity fund classes accounted for 62% of classes and 67% of assets (see Tables 7 and 8). By 1992, bond classes had overtaken stock classes to become the largest fund category and international classes (10% of classes; 6% of assets) and specialty classes (6% of classes; 3% of assets) had become a significant part of the fund landscape.

Table 7
Number of Classes

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	196	321	-	-
1992	1,277	805	255	146
1995	3,559	1,891	931	301
1996	3,579	2,029	1,044	313
1997	3,389	2,141	1,118	343
1998	3,823	2,743	1,406	451
1999	3,956	3,011	1,460	474

Table 8
Total Assets
($ Millions)

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	$17,037	$34,618	-	-
1992	$522,049	$363,861	$65,083	$31,610
1995	$732,472	$999,772	$273,956	$68,200
1996	$776,106	$1,196,436	$317,676	$80,042
1997	$856,279	$1,664,553	$374,760	$105,907
1998	$990,132	$2,056,137	$391,574	$121,053
1999	$944,435	$2,705,494	$564,215	$242,470

Seven years later, a bull market in equities enabled stock fund classes to become the largest category in terms of assets although bond fund classes still accounted for the largest number of classes. In 1999, stock fund classes accounted for 61% of assets compared to 21% for bond fund classes. Bond fund classes accounted for 44% of classes in 1999 and stock fund classes accounted for 34%. International fund classes grew steadily during the study period until they accounted for 16% of classes and 13% of assets, while the number of specialty fund classes stayed level at 5%, but their assets grew to 5% of total assets.

It is generally believed that equity funds are more expensive to manage than bond funds and that international and specialty funds are more expensive to manage than equity funds.[91] Equity funds are thought to be more expensive to manage because of the increased research costs associated with picking stocks. Similarly, international funds are thought to incur additional costs over and above domestic equity funds because of the increased difficulty of researching international companies. Some of the increased cost results from the need to review and understand foreign accounting statements and to obtain company information not required to be disclosed under foreign securities laws. Custody costs generally are higher, as well.

The results shown in Table 9 are consistent with the opinions described above. Table 9 indicates that bond fund classes have lower expense ratios than equity fund classes, and that international and specialty fund classes have higher expense ratios than bond and equity fund classes. This fact, coupled with the increase in assets of equity, international, and specialty fund classes, helps explain some of the increase in mutual fund expenses.

Table 9
Weighted Average Expense Ratio
By Type of Fund

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	0.70%	0.74%	-	-
1992	0.82%	0.95%	1.36%	1.31%
1995	0.84%	0.98%	1.31%	1.37%
1996	0.84%	0.96%	1.31%	1.34%
1997	0.83%	0.91%	1.24%	1.35%
1998	0.80%	0.88%	1.18%	1.30%
1999	0.80%	0.90%	1.18%	1.36%

6. Expense Ratio Trends by Class Age

Another common explanation for rising expense ratios is that large numbers of new funds have pushed up the averages. Commentators say that new funds often have higher expense ratios because they have not yet reached the critical size needed to pass on economies to their shareholders.[92]

Table 10 tends to confirm the notion that new fund classes have higher expense ratios. The average expense ratio (weighted by asset size) of classes that have been in existence 5 years or less is 1.23%, compared to 1.10% for classes in existence between 6-10 years, and 0.80% for classes in existence for more than 10 years.[93]

Table 10
Years in Existence

Years in Existence	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-5	3,873	589,846	1.23%

6-10	3,433	1,241,081	1.10%
Greater than 10	1,595	2,625,692	0.80%

7. Expense Ratio Trends by Class Size

The previous table indicates that expense ratios seem to be inversely correlated with age. That is, as classes get older they have lower expense ratios. Some industry commentators have suggested that the recent creation of newer smaller classes tends to increase the weighted expense ratio. Table 11 attempts to determine the relationship between class asset-size and expense ratios.

Table 11
Class Size

Assets ($ Millions)	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-10	2,031	7,644	1.61%
11-50	2,326	60,404	1.42%
51-200	2,186	230,775	1.25%
201-1,000	1,586	706,922	1.14%
Greater than 1,000	772	3,450,868	0.87%

Table 11 divides all classes in 1999 into five groupings by asset size. As can be seen in the table, classes in the largest size category -- assets greater than $1 billion -- hold more than two-thirds of all fund assets. The data show that there is, in fact, an inverse relationship between size category and expense -- as the size category increases, expense ratios fall.

D. A Model for Estimating a Fund's Expense Ratio

1. Introduction

In Section C we found that the level of a class's expense ratio seems to depend on the following factors: asset size, age, investment category, and method of distribution. Because these factors appear to be important in explaining the magnitude of expense ratios at the class level, we sought to obtain more precise information about their impact.

To achieve this end, we built an econometric model of the relationship between the expense ratios of mutual fund classes and the factors described in Section C, as well as a few others. Our model hypothesizes that expense ratios of mutual fund classes can be explained by the following 11 factors: (1) fund asset size; (2) fund family asset size; (3) number of funds in its fund family; (4) portfolio turnover; (5) number of portfolio holdings; (6) fund age; (7) investment category; (8) method by which it finances distribution; (9) whether or not it is an index fund; (10); whether or not it is an institutional fund or class; and (11) whether it is part of a multi-class fund. [94] We used the model to analyze expense data for the 8,901 classes in our database in 1999.

2. Results of Econometric Model of Expense Ratios

We used our econometric model (see Appendix One, Regression Table) to analyze the expense ratio and operating expense ratio of classes in our database in 1999.[95] As indicated previously, a fund's *expense ratio* is defined as its total expenses, including rule 12b-1 fees, divided by its average net assets. A fund's *operating expense ratio* is defined as its total expenses minus rule 12b-1 fees divided by its average net assets. In our analysis of total expenses (column 1) we observe that the maximum 12b-1 factor tends to explain the variance in total expenses due to actual 12b-1 fees and that the other factors explain only that part of the variance in total expenses that is due to differences in operating expenses. So the coefficients for the independent variables (except for the maximum 12b-1 fee) represent the influence of these variables on the operating expense ratio, not the total expense ratio.

We found that the following factors are important in explaining variations among fund operating expense ratios.[96] Or, to put it another way, we found statistically significant relationships [97] between the operating expense ratios of funds [98] and the following factors. [99]

- *Fund Assets*: As fund assets increase, a class's operating expense ratio decreases.
- *Fund Family Assets:* As fund family assets increase, a class's operating expense ratio decreases.
- *Number of Funds in a Fund Family:* As the number of funds in a fund family increases, a class's operating expense ratio decreases.
- *Fund Category:* Equity funds have higher operating expense ratios than bond funds; specialty funds have higher operating expense ratios than equity funds; international funds have higher operating expense ratios than comparable domestic funds.
- *Index Funds:* Index funds have lower operating expense ratios than other funds.
- *Institutional Funds:* Institutional funds and classes have lower operating expense ratios than other funds and classes.
- *Load:* Funds or classes with front-end loads have lower operating expense ratios than no-load funds and classes.
- *12b-1 Fees:* Classes that are authorized to have 12b-1 fees have expense ratios that are higher than other classes by an amount equal to about 93% of the maximum authorized 12b-1 fee.
- *Portfolio Turnover:* As portfolio turnover increases, a fund's operating expense ratio increases.
- *Portfolio Holdings*: As the number of portfolio holdings increases, a fund's operating expense ratio increases.

- *Multi-Class Funds*: Multi-class funds have higher operating expenses than single class funds.

- *Fund Age*: Older funds have higher operating expenses than younger funds.

The remainder of this section discusses the above results in more detail, using examples based on the data for 1999.

a. Fund Size

Other things held equal, a fund with assets of $10 million had an operating expense ratio that was 22 basis points lower than a similar fund with assets of $1 million. (Table 12). A fund with assets of $1 billion had an operating expense ratio that was 66 basis points lower than a similar fund with assets of $1 million.[100]

Table 12
Relationship Between Fund Size and Operating Expense Ratio

Increase in Fund Asset Size	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-22
from $1 million to $1 billion	-66

b. Fund Family Asset-Size

In 1999, other things held equal, a fund's operating expense ratio fell 68 basis points if the total assets of its fund family rose from $1 million to $10 million (Table 13). A fund's operating expense ratio fell 75 basis points if fund family assets rose from $1 million to $10 billion.[101]

Table 13
Relationship Between Fund Family Asset Size and Operating Expense Ratio

Increase in Fund Family
Asset Size:

Change in Operating Expense Ratio
(basis points)

Increase in Fund Family Asset Size:	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-.68
from $1 million to $10 billion	-.75

c. Investment Category

A very important factor in predicting a fund's operating expense ratio is its investment category. In 1999, bond funds were the lowest cost investment category. Other things held equal, in 1999 an equity fund had an operating expense ratio that was 44 basis points higher than a bond fund; a hybrid fund had an operating expense ratio that was 22 basis points higher than a bond fund; and a specialty fund had an expense ratio that was 62 basis points higher than a bond fund. These results are applicable to funds that invest primarily in securities issued by United States issuers. With respect to funds that invest primarily in securities issued by non-United States issuers, an international equity fund had an expense ratio that was 82 basis points higher than a domestic bond fund and an international bond fund had an expense ratio that was 31 basis points higher than a domestic bond fund.

d. Index, Institutional, and Multi-Class Funds

In 1999, other things held equal, the operating expense ratio of an index fund was 45 basis points lower than an equivalent fund that was not an index fund. The operating expense ratio of an institutional fund or class was 22 basis points lower than an equivalent fund or class that was not limited to institutional investors. Finally, a multi-class fund had an operating expense ratio that was 14 basis points higher than an equivalent single-class fund.

e. Number of Funds in a Fund Family

In 1999, other things held equal, a fund with ten funds in its family had an operating expense ratio that was 14 basis points lower than a fund with only 1 fund in its fund family (Table 14). A fund with 100 funds in its family had an operating expense ratio that was 28 basis points lower than a fund with 1 fund in its fund family.

Table 14
Relationship Between Fund Family Number and Operating Expense Ratio

Increase in Fund Family Number	Change in Operating Expense Ratio (basis points)
from 1 fund to 10 funds	-.14
from 1 fund to 100 funds	-.28

f. Portfolio Turnover Rate

Portfolio turnover rate measures the average length of time that a security remains in a fund's portfolio. A fund that has a 100% portfolio turnover rate holds its securities for one year, on average. A fund with a portfolio turnover rate of 200% turns over its portfolio twice a year. In 1999, other things held equal, a fund with a portfolio turnover rate of 100% had an operating expense ratio that was 30 basis points higher than a similar fund with a portfolio turnover ratio of 1%. A fund with a portfolio turnover ratio of 200% had an expense ratio that was 4 basis points higher than a similar fund with a portfolio turnover ratio of 100%.

g. Number of Portfolio Holdings

Other things held equal, a fund that held 100 securities in its investment portfolio had an operating expense ratio that was 8 basis points higher than a similar fund that held 10 securities in its portfolio. A fund with 1,000 portfolio securities had an operating expense ratio that was 16 basis points higher than a fund with 10 portfolio securities.

h. Fund Age

Other things held equal, the operating expense ratio of a 10 year-old fund was 11 basis points higher than that of a 1 year-old fund in 1999; and the operating expense ratio of a 20-year-old fund was 4 basis points higher than that of a 10-year-old fund. Although the results indicate a positive relationship between age and expenses, the results appear to be driven at least in part by four older funds that have higher expenses than their peers. When the four funds are removed from the database, the positive relationship between a fund's age and operating expense ratio became considerably weaker.

i. Payment for Distribution Expenses: 12b-1 fee

The coefficient for the variable representing the maximum allowable 12b-1 fee is 0.93. This coefficient is statistically different from both 0 and 1.0. This indicates that, everything else equal, funds with 12b-1 fees had total expenses that were higher than those of other funds, but by an amount that was slightly less than the maximum 12b-1 fee.[102] This may have occurred because funds do not always charge a 12b-1 fee, even if such a fee is approved, or charge less than the maximum fee. In addition, some funds with 12b-1 fees may use these fees to pay for expenses that other funds may consider part of operating expenses. In these latter cases, the imposition of a 12b-1 fee might reduce operating expenses slightly.

j. Payment for Distribution Expenses: Sales Load

In 1999, other things held equal, the operating expense ratio of a fund with a front-end sales load was 6 basis points lower than the operating expense ratio of an equivalent fund.

***

The results from our model confirm that the factors identified in Section C are important in explaining a fund's operating expense ratio. We next turn our attention to mutual fund management expenses and focus on the relationship between a fund's portfolio asset size and its management expense ratio.

E. A Model for Estimating a Fund's Management Expense Ratio

1. Introduction

Evidence developed above indicates that as mutual funds' assets grow larger, their *operating expense ratios* decline. In order to determine whether a similar pattern exists with respect to mutual fund *management expenses*,[103] we hand-collected management expense data for the largest 1,000 classes in existence in 1999 and used a similar econometric model to analyze the data.[104] The model is the same as previously described with one exception. This time, the dependent variable is the fund's management expense ratio. We are interested in a fund's management expense ratio because it includes the cost of providing the fund with portfolio management services -- *e.g.*, conducting research, maintaining a trading desk, managing the investment portfolio in accordance with stated investment objectives and policies. Most observers believe that portfolio management is the fund cost with the greatest economies.[105] Although we cannot analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable), we can do the next best thing. We can analyze portfolio management costs indirectly by using the management fee charged to a fund by its adviser as a proxy for the adviser's cost of providing portfolio management services. Unfortunately, the proxy is far from perfect because management fees often pay for other services as well.[106]

One piece of evidence for the existence of economies in portfolio management is that many mutual fund management contracts contain fee breakpoints. Fee breakpoints are an arrangement under which the management fee rate on incremental assets is reduced as total fund assets surpass specified dollar levels.[107]

Breakpoints were first introduced during the 1960s after shareholders of investment companies sued over the fairness of advisers' fees.[108] Although the management fee was not found to be "legally excessive" in any of the cases that came to trial, many other cases were settled before trial and the adoption of management fee breakpoints was often a condition of those settlements.[109]

In our analysis we are interested in seeing whether fund management expense ratios decline as fund assets increase and breakpoints in management contracts are triggered.

2. Results of Regression Model of Management Expense Ratios

Our analysis produced interesting results. The management expense ratio of the 1,000 largest funds in 1999 did not show a statistically significant decline as *fund* assets grow, but rather, showed a statistically significant decline as *fund family* assets grew (see Appendix One). Other things held equal, a fund's management expense ratio fell 11 basis points in 1999 as fund family assets rose from $1 million to $10 million. A fund's management expense ratio fell 42 basis points as fund family assets rose from $1 million to $10 billion.[110]

Table 15
Relationship Between Fund Family Asset Size and Management Expense Ratio

Increase in Fund Family Asset Size:	Change in Mgmt. Exp. Ratio (basis points)
from $1 million to $10 million	-11
from $1 million to $10 billion	-42

These results seem to indicate that, among large funds, economies in management expenses are present at the fund family level rather than at the fund level.[111]

F. Evidence of Breakpoints in Management Fees

In order to obtain additional information about the extent to which economies are present in management fees, we examined the management contracts of the 100 largest mutual funds in 1997, 1998, and 1999 for evidence of management fee breakpoints.[112] Because management contracts are generally based on the total assets in a fund portfolio, we added together all the classes of multi-class funds to select the 100 largest funds.

An analysis of the management contracts of these funds produced some interesting results. Our analysis shows that not all management contracts incorporate fee breakpoints as fund assets increase. Instead, we observe contracts with five types of arrangements: 1) fee breakpoints based on fund assets (fund breakpoints); 2) fee breakpoints based on portfolio assets plus a performance fee (fund breakpoints-plus); 3) fee breakpoints based on fund family assets (fund family breakpoints); 4) a single, all-inclusive fee (single fee); and 5) at-cost arrangements. In addition, we observe that for funds with fund breakpoint or fund breakpoint-plus contracts, a substantial proportion of their assets are not subject to any further breakpoint reductions (Table 16). The remainder of this section discusses the different types of management contracts.

Fund breakpoint contracts have management fees that decline at selected asset intervals based on the asset size of the fund. Forty-seven funds in our analysis, with assets of $855.2 billion, have fund breakpoint contracts. The median number of breakpoints for the 47 funds is six. For these funds, the median asset-size level at which the first breakpoint takes effect is $500 million and the median asset-size at which the last breakpoint takes effect is $10 billion. The median management fee at the first breakpoint is 65 basis points and the median management fee at the last breakpoint is 41 basis points. Thirty-four funds have assets that exceed their last breakpoint. For these 34 funds, the combined assets that are not subject to any further breakpoints total $318 billion.

Table 16
Management Fee Breakpoints
1999

Type of Fee	Number of Funds	Total Assets (in Billions)	Funds with Assets Above Last Breakpoint	Total Assets Above Last Breakpoint (in Billions)
Fund Breakpoints	47	855.2	34	318.2
Fund Family Breakpoints	21	506.3	0	0
Fund Breakpoints - Plus	8	113.9	5	41.1
Single Fee	19	376.0	Na	na
At-Cost	5	204.7	Na	na

Fund family breakpoint contracts include breakpoints based on the asset size at the fund family level together with a single rate fee or a performance fee at the fund level. Twenty-one funds in our analysis, with assets of $506.3 billion, have a fund family fee. The median number of breakpoints at the fund family level is 37, with the first breakpoint at $3 billion in fund family assets and the last breakpoint at $1.2 trillion of fund family assets. The median fee rate for the first breakpoint is at 52 basis points and the median fee rate for the last breakpoint is 22 basis points. No funds have assets that exceed the last breakpoint.

Mutual funds that have fund breakpoints-plus contracts have an asset-based fee with breakpoints at the fund level and a separate fee that varies with the fund's investment performance. Eight funds in our analysis, with assets of $113.9 billion, have fund breakpoint-plus contracts. The median number of breakpoints is 4, with the first breakpoint at a fund asset-size of $150 million and the last breakpoint at a fund asset-size of $10 billion. For the median fund in this category, the first breakpoint is at fee rate of 27.5 basis points and the last breakpoint is at a fee rate of 11.3 basis points. Five funds have a combined $41.1 billion of assets that exceed the asset level of the last breakpoint.

Single fee contracts do not employ breakpoints. Nineteen funds in our analysis, with assets of $376 billion, have single fee management contracts. The median fee rate for single fee management contracts is 65 basis points, with a high of 100 basis points and a low of 24 basis points.

Five funds in our analysis have "at-cost" arrangements. For these funds, the management fee is not a function of asset size of the fund, asset size of the fund family, or the fund's investment performance. These funds have combined assets of $204.7 billion.

G. Expenses of the Largest Mutual Funds in the Retirement Market

Americans entrust a significant portion of their retirement savings to mutual funds. As of December 31, 1999, mutual funds held $2.4 trillion (19%) of the $12.7 trillion in US retirement assets.[113] Retirement assets represent more than one-third of total fund assets.

Retirement assets invested in mutual funds come primarily from 401(k) plans and other defined contribution arrangements, individual retirement accounts (IRAs), and variable annuities outside of retirement accounts. Over 40 percent of defined contribution plan and IRA assets are invested in mutual funds.

Because concern has been expressed about the level of 401(k) plan expenses, we sought to gain some insight into the level of expenses charged to 401(k) plans that invest their assets in mutual funds.[114] Toward that end, we selected a sample of 50 funds with the most 401(k) assets (retirement-oriented funds) and compared their expenses to those of all funds. The retirement-oriented funds manage $340 billion in 401(k) assets and $993 billion of assets from all sources. For almost all funds in the sample, 401(k) assets represent a large portion of total assets. The average retirement-oriented fund derives 34% of assets from 401(k) plans, with the high being 95%, and the low 11%. Twelve retirement-oriented funds derive more than half of their assets from 401(k) plans.

Retirement-oriented funds do not have higher expenses than the average fund. In fact, the *equally-weighted average* expense ratio for retirement-oriented funds (96 basis points or 0.96%) is 28% below the average expense ratio for all mutual funds (1.35%). The *asset-weighted average* expense ratio for retirement-oriented funds is 24% below the average expense ratio for all funds (69 basis points compared to 91 basis points). It is likely that the primary reason why retirement-oriented funds have lower expense ratios is their size. The average retirement-oriented fund has $19.9 billion in assets, compared to $423 million for all funds.

H. Summary of Results

Our goals in conducting this study were to provide summary data about the current level of mutual fund fees, describe how fee levels have changed over time, and identify some of the major factors that influence the current amount of fees charged. Some of the more significant findings are summarized below.

- Mutual fund expense ratios have declined in three of the last four years after increasing significantly since the late 1970s. The asset-weighted average expense ratio for all stock funds and bond funds fell to 0.94% in 1999 from 0.99% in 1995. Asset-weighted average expenses, however, are 21 basis points higher than they were during the late 1970s (Table 2).
- Mutual fund expenses vary with the following factors:
- *A fund's asset size:* As fund assets increase, the operating expense ratio declines.
- *A fund's investment category:* Specialty funds have higher operating expense ratios than equity funds, which, in turn, have higher operating expense ratios than bond funds. International funds have higher operating expense ratios than comparable domestic funds.
- *Whether a fund is an index fund or an institutional fund:* Index funds and funds that are available only to institutional investors generally have lower operating expense ratios than other types of funds.
- *Asset size of the fund group:* On average, members of the smallest fund families have higher operating expenses than other funds.
- *Amount of portfolio turnover:* Funds with higher portfolio turnover tend to have higher operating expense ratios.
- Funds that are part of large fund families (in terms of asset-size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.
- The management fee schedules of most large funds have some type of fee breakpoint arrangement. Most funds with management fee breakpoints have assets above the last breakpoint.
- The average expense ratio (weighted by fund asset size) of the 50 funds with the most 401(k) assets is 22 basis points lower than the average expense ratio of all funds.

IV. CONCLUSION AND RECOMMENDATIONS

The current regulatory framework for mutual fund fees relies on a combination of disclosure, investor education, and procedural safeguards. To further improve the effectiveness of the current framework, we have the following recommendations.

A. Disclosure and Investor Education

1. Dollar Amount of Fund Fees

In its June 2000 report on mutual fund fees, the General Accounting Office recommended that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid. The GAO report surmises that adding personalized expense information to fund account statements may prompt fund shareholders to pay more attention to fees and to compare their fund's fees and services with those of similar funds, thus encouraging more fee-based competition among funds. The report acknowledges that requiring funds and/or broker-dealers to provide this information would impose additional costs on the industry because funds would have to change their account management systems to collect and calculate information that is not currently maintained. The GAO also recommends that the Commission consider alternatives that may provide similar information at lower cost, and identifies two such alternatives.

The GAO report identifies two alternatives that may merit further study. One alternative would be to multiply the fund's per share asset value by the fund's expense ratio, multiply the result by the average number of shares an investor owned during the period, and show the result in the investor's account statement. This alternative would provide each shareholder with an approximation of the dollar amount of fund expenses that he or she indirectly paid. A second alternative would be to provide information about the dollar amount of fees that were paid during the period for preset investment amounts, such as $1,000. Investors could use the results to estimate the amount they paid on their own accounts. The report notes that the Commission would need to weigh the costs of each approach against the benefits of the additional information to investors.

As the Commission considers how to best disclose to investors the fees and expenses that they incur with investment in a fund, including whether it would be appropriate for fund account statements to include personalized information about expenses or other fund-related data, it will need to consider the advantages and disadvantages of each alternative. For example, providing fund shareholders with personalized information, expressed as a dollar amount, about the fees and expenses that they paid indirectly during the year might increase shareholder awareness of fund fees and expenses. On the other hand, fees and expenses would need to be presented on a standardized basis - *i.e.*, as a percentage of fund assets, for a defined time period, calculated in a manner that is uniform for all funds. Finally, as indicated in the GAO report, the compliance cost associated with a new personalized expense disclosure requirement, which ultimately would be borne by fund shareholders, may be considerable. Computer programs that perform shareholder accounting functions would have to be revised and other costs would be incurred. Administrative difficulties would present an additional obstacle. Shareholder accounting often is performed not by the fund, but by a broker-dealer who, in many cases, has no affiliation with the fund. Moreover, many investors hold their shares in omnibus accounts with broker-dealers. These broker-dealers do not have the information that would be needed to calculate the dollar amount of fees attributable to individual fund shareholders and would have to develop interfaces with the record owners of these accounts.

We believe that an approach that is based on the second alternative suggested by the GAO is likely to have the most favorable trade-off between costs and benefits. That alternative would provide information about the dollar amount of fees paid for preset investment amounts. Specifically, we recommend that information about the dollar amount of fees and expenses be presented in a fund's shareholder reports, so that investors can evaluate the information alongside other key information about the fund's operating results, including management's discussion of the fund's performance. In effect, shareholders would be able to evaluate the costs they pay against the services they receive. We also recommend that some or all of the information about the dollar amount of fees should be calculated in a manner that makes it easy for investors to compare the fees charged by their fund with the fees charged by other funds. Although our recommendation could be implemented in a variety of ways, we believe that the general approach embodied in our recommendation will encourage investors to incorporate information about the dollar amount of fund fees into their decision-making process.

Our approach would be to require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period. The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (*e.g.*, $10,000) that earned a standardized return (*e.g.*, 5%). This approach would provide additional information about fund fees, provide it in terms of dollar amounts, and provide it in a standardized manner that would facilitate comparison among funds. (The only variable in this calculation would be the level of expenses).[115]

Disclosure about fees and investor education about fees go hand-in-hand. As the primary information source for most fund investors, the mutual fund industry - funds, brokers, and other financial professionals - must play a major role in increasing investor awareness and understanding of fund fees. The fund industry should expand its efforts to educate investors about SEC-mandated disclosures and other information they can use to identify the fees that they pay, compare funds to each other and to other investment alternatives with respect to the level of fees, and consider the effect that fees will have in reducing the amount of wealth they may be accumulated as a result of an investment.[116] The Commission has an important role to play, as well, and should continue its ongoing program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As the fee information described above (or other similar information required by the Commission) begins to appear in fund disclosure documents, the Commission should develop educational materials that help investors understand how they can use the new information. Also, as mutual fund fee structures become more complex, the Commission may be able to help investors make better-informed decisions. For example, although multiple share classes offer investors additional choices, investors may be confused by the various fund classes and find it difficult to determine which class represents the best value for their particular circumstances. Because the selection of the appropriate class of shares to invest in can be a complicated decision that generally depends on the unique circumstances of an investor, further investor education concerning these issues would be beneficial.

2. After-Tax Return

We recommend that the Commission adopt proposed amendments to our rules and to Form N-1A, the registration form for mutual funds, that would require disclosure of standardized mutual fund after-tax returns. Although fund expenses play a key role in determining ultimate shareholder wealth, taxes play an even larger role for many investors in mutual funds. A major accounting firm found, for example, that taxes reduced the investment performance of the median domestic stock fund by 2.6% per year.[117] For comparison, we find in our fee study that the median expense ratio for all stock funds in 1999 was 1.3% per year and the weighted average expense ratio (See Section III, Table 9) was 0.90% per year. Due to the significant impact that taxes have on investors, we believe that investors would benefit greatly by receiving better disclosure concerning the effect of tax expense on returns.

B. Fund Governance

1. Role of Independent Directors

We believe that the current regulatory framework would be enhanced by independent directors who more actively monitor fund fees and expenses.

In its October 1999 proposal of new rules and rule amendments, the Commission sought to strengthen the hand of independent directors in dealing with fund management and to provide fund shareholders with greater information to make their own assessment of the directors' independence. We recommend that the Commission consider these proposals as soon as practicable after the Commission staff finishes its review of comments from the public and the industry.

Of particular importance is the proposal that would, in effect, require that independent directors (directors not associated with the fund's management) comprise at least a majority of the members of fund boards. In our view, a fund board that has at least a majority of independent directors is likely to do a better job of representing the interests of fund shareholders than a board that has a lesser percentage of independent directors. An independent director majority would be able to elect officers of the fund, call meetings, solicit proxies, and take other actions without the consent of the adviser.[118] The ability of a board to act without the approval of the inside directors should better enable it to exert a strong and independent influence over fund management. This is particularly true when the board considers the investment advisory fee rate, a situation in which the fund's interests conflict with those of the adviser. Although most funds already have boards with an independent majority, the proposals would ensure that shareholders of all funds that rely on certain Commission exemptive rules (virtually all funds) have the benefits of a board with an independent majority.

Fund directors also can strengthen their hand by educating themselves about issues concerning mutual fund fees and expenses.[119] In particular, we recommend that fund directors focus further on the costs of providing investment management services and, in particular, on whether the funds that they oversee experience any economies of scale. In our study, we found that, for large funds, management expense ratios declined as fund family assets grew. We also found that the management expense ratios of large funds declined as individual fund assets grew, but the decline was not statistically significant. These results suggest that, in certain instances, economies of scale may be experienced primarily at the fund family level and only to a lesser extent or not at all at the fund level. Conclusions as to why economies of scale would be experienced in this way, however, cannot be drawn without knowing what the costs of supplying particular services were to the investment advisory firms.[120]

At the fund level, however, fund directors can obtain information about the cost of providing investment management services to the funds that they oversee. Fund directors can use this information to evaluate whether the funds that they oversee are experiencing any economies of scale and to assist them in ensuring that fund shareholders share in the benefits of any reduced costs. Whether increases in assets of a fund or fund family produce economies of scale is a factor that may influence fund directors' views on, among other things, the amount of fees that the fund should pay for advisory and other services and whether a rule 12b-1 plan for the fund is appropriate.

If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow. We believe that fund directors who ask pertinent questions about investment management costs can more effectively represent the interests of the shareholders they represent.

We believe that fund directors would benefit from learning about the types of information that they can review when making their decisions, including information that would enable them to determine whether their funds are experiencing any economies of scale. We believe that fund directors also would benefit from knowing about other sources of data and information that would enable them to compare the costs of investment management of the funds that they oversee with those of other funds. Fund directors who are equipped with this information can more effectively represent the interests of the fund's shareholders when setting and re-approving advisory and other fees.

Not all costs associated with investment in a mutual fund are paid for via the fund's expense ratio. The cost of effecting the fund's portfolio transactions, for example, is reflected in the amount paid when the fund buys or sells portfolio securities.[121] For many funds, the amount of portfolio transaction costs incurred during a typical year is substantial.[122] Clearly, fund directors should focus on portfolio transaction costs.[123] As they review fund transaction costs, fund directors should pay particular attention to soft dollar practices -- arrangements under which the fund's investment manager obtains, from or through a broker dealer, products or services other than execution of securities transactions. The manager obtains these services in exchange for allocating client brokerage transactions to the broker-dealer.[124]

In addition to reviewing soft dollar practices, fund directors should carefully consider directed brokerage arrangements. Under a directed brokerage arrangement, the fund asks the investment adviser to direct securities transactions to a particular broker that has agreed to provide services, pay for services provided by others, or make cash rebates to the fund. Funds typically enter into directed brokerage arrangements to offset fund expenses, such as audit, legal, and custodial fees. Although directed brokerage does not involve the conflicts posed by soft dollars, it does raise issues related to how a fund's assets are being expended and other issues, including disclosure.[125]

2. Rule 12b-1

We recommend that the Commission consider whether it would be appropriate to review the requirements of rule 12b-1 that govern how funds adopt and continue their rule 12b-1 plans. We believe that modifications may be needed to reflect changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since it was adopted in 1980.[126] The rule essentially requires fund directors to view a fund's 12b-1 plan as a temporary measure even in situations where the fund's existing distribution arrangements would collapse if the rule 12b-1 plan were terminated. Under the rule, fund directors must adopt a 12b-1 plan for not more than one year, may terminate the plan even before the end of that year, and must consider at least annually whether the plan should be continued.[127]

In addition, many directors believe that when they consider whether to approve or continue a 12b-1 plan, they are required to evaluate the plan as if it were a temporary arrangement.[128] The adopting release for rule 12b-1 included a list of factors that fund boards might take into account when they consider whether to approve or continue a rule 12b-1 plan.[129] Many of the factors presupposed that funds would typically adopt rule 12b-1 plans for relatively short periods in order to solve a particular distribution problem or to respond to specific circumstances, such as net redemptions.[130] Although the factors are suggested and not required, some industry participants indicate that the factors are given great weight by fund boards. Some argue that the recitation of the factors impedes board oversight of rule 12b-1 plans because the temptation to rely on the factors, whether they are relevant to a particular situation or not, is too great to ignore.[131] Although the factors may have appropriately reflected industry conditions as they existed in the late 1970s, others argue that many have subsequently become obsolete because, today, many funds adopt a rule 12b-1 plan as a substitute for or supplement to sales charges or as an ongoing method of paying for marketing and distribution arrangements.[132]

The mutual fund industry utilizes a number of marketing and distribution practices that did not exist when Rule 12b-1 was adopted. For example, as described in Section III, many funds offer their shares in multiple classes -- an organizational structure that permits investors to choose whether to pay for fund distribution and marketing costs up-front (via front-end sales charge), over time from their fund investment (via 12b-1 fee), when they redeem (via deferred sales charge), or in some combination of the above.[133] Rule 12b-1 plans are integral to these arrangements - they are the means by which the brokers that sell fund shares under these arrangements are paid. Some industry observers argue that fund principal underwriters and boards of directors may have good reason to view this type of 12b-1 plan as an indefinite commitment because a multi-class distribution arrangement could not continue to exist if the associated rule 12b-1 plan were terminated or not renewed.

Other funds offer their shares primarily through fund supermarkets -- programs sponsored by financial institutions through which their customers may purchase and redeem a variety of funds, with or without paying transaction fees. (Fund supermarkets are popular because they enable investors to consolidate their holdings of funds from different fund groups in a single brokerage account and to receive a consolidated statement listing all fund holdings.)[134] Many funds that offer shares through fund supermarkets adopt rule 12b-1 plans to finance the payment of fees that are charged by the sponsors of fund supermarkets. Some may argue that because these 12b-1 plans are essential to the funds' participation in fund supermarket programs, these 12b-1 plans may be legitimately be viewed as indefinite commitments. In addition, because most funds pay fees to fund supermarkets for a mixture of distribution and non-distribution services, it can be difficult to determine when and how rule 12b-1 applies to these fees. Although the Division has provided additional guidance about what constitutes a distribution expense,[135] questions still remain about how to determine whether a particular activity is primarily intended to result in the sale of fund shares, and therefore must be covered by a rule 12b-1 plan.

A third significant change in distribution practices is that some fund distributors are now able to finance their efforts by borrowing from banks, finance companies, or the capital markets because they can use anticipated 12b-1 revenues as collateral, or as the promised source of payment.[136] If a fund adopts a 12b-1 plan, the right of its distributor to receive future 12b-1 fees from the fund is an asset of the distributor. Some distributors borrow from banks, finance companies, or other financial intermediaries, using this asset as collateral. Other distributors issue debt securities (asset-backed securities) for which the payment of principal and interest is backed by the distributors' contractual right to receive a stream of future 12b-1 fees.[137] Although the independent directors of a fund have the legal right to terminate a fund's rule 12b-1 plan, the independent directors may be less likely to do so if the fund's future 12b-1 fees have been pledged to secure a bank loan or to pay principal and interest due on asset-backed securities.[138]

Because of these issues, the Commission should consider whether to give additional or different guidance to fund directors with respect to their review of rule 12b-1 plans, including whether the factors suggested by the 1980 adopting release[139] are still valid. The Commission also should consider whether the procedural requirements of Rule 12b-1 need to be modified to reflect changes in fund distribution practices that have developed since the rule was adopted twenty years ago or may be developed in the future.

***

Over the past 60 years, the Commission has sought to protect the interests of fund investors with respect to fund fees and expenses through a combination of procedural safeguards to prevent conflicts of interest from resulting in excessive fees, full disclosure to make fund fees and expenses more transparent and easier to compare, and educational efforts designed to make investors more aware of the importance of fees and better able to use the fee disclosures that are available. We continue to believe that this approach is sound and is consistent with the regulatory framework established by Congress. We believe, however, that improvements can be made. The recommendations described above would provide investors with better information about fund fees, energize fund directors to take a more active role in monitoring fees, and enhance the Commission's ongoing efforts to improve investors' financial literacy with respect to mutual funds and their costs.

V. APPENDIX ONE: REGRESSION TABLE

Sample is all classes of funds covered by Morningstar as of March 1999. Assets is Ln of fund assets. Famsize is 1/assets of fund family. Famnum is Ln of funds in the family. Turnover is Ln of class's turnover. Holdings is Ln of number of portfolio holdings. Age is Ln of fund age. Domestic equity is a indicator variable (1=domestic equity, 0=all others). Hybrid is an indicator variable (1=domestic hybrid fund, 0=all others). International bond is an indicator variable (1=international bond fund, 0=all others). International equity is an indicator variable (1=international equity fund, 0=all others). Specialty is an indicator variable (1=specialty fund, 0=all others). The omitted investment objective is domestic bond funds. Index is an indicator variable (1=index fund, 0=all others). Institutional is an indicator variable (1=institutional fund or class, 0=all others). Load is an indicator variable (1=front-end load, 0=all others). Multi-class is an indicator variable (1=multi-class, 0=single class funds). 12b-1 is the maximum 12b-1 fee authorized.

	Total Expenses	Management Expenses
Constant	.83 (21.7)	1.02 (15.0)
Assets	-.095 (-24.0)	-.01 (-1.4)
1/Famsize	.752 (8.9)	
Ln Famsize	.	-.047 (-6.1)
Famnum	-.061 (-10.3)	.002 (0.2)
Turnover	.065 (12.1)	.04 (6.3)

Holdings	.035 (5.5)	.003 (0.5)
Age	.047 (5.9)	-.055 (-6.8)
Domestic Equity	.44 (31.6)	.175 (9.3)
Hybrid	.22 (11.4)	.064 (2.8)
International Bond	.308 (8.4)	.033 (0.4)
International Equity	.822 (48.4)	.319 (13.9)
Specialty	.621 (25.0)	.228 (7.9)
Index	-.454 (-12.1)	-.328 (-10.8)
Institutional	-.224 (-12.4)	-.096 (-5.3)
Load	-.064 (-4.5)	-.013 (-0.9)
Multi-class	.136 (8.6)	.014 (1.0)
12b-1	.928 (48.7)	
Adj R^2	.56	.47
N	8,901	1,000

VII. APPENDIX TWO: EXPENSE RATIO TRENDS BY DISTRIBUTION

CATEGORY

Note: In the body of our report, we analyzed expense ratio trends for two distribution categories -- load funds and no-load funds. In this Appendix, we subdivide the no-load fund category into two subcategories -- pure no-load and extended no-load -- and restate the data accordingly.

Table 1
Number of Classes by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	-	316	61%
1992	750	-	1,530	67%
1995	2,043	2,380	4,302	64%
1996	2,135	2,506	4,459	64%
1997	2,121	2,576	4,415	63%
1998	2,601	3,229	5,184	62%
1999	2,871	3,418	5,483	62%

Table 2
Class Assets by Distribution Category

($ Millions)

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	-	$36,204	70%
1992	$254,062	-	$628,617	71%
1995	$868,541	$916,401	$1,158,001	56%
1996	$1,021,953	$1,076,530	$1,293,730	55%
1997	$1,299,859	$1,384,483	$1,617,017	54%
1998	$1,634,974	$1,751,804	$1,807,092	51%
1999	$2,130,312	$2,259,836	$2,196,776	49%

Tables 1 and 2 show that 84% of the classes in the extended no load category are "pure" no-load classes (classes with no 12b-1 fee) and they account for 94% of the assets. In 1999, 547 (16%) of extended no-load classes charged a 12b-1 fee. These funds accounted for 6% of category assets. These figures represent a slight increase compared to 1995, when 337 (14%) of extended no-load classes had a 12b-1 fee and these funds accounted for 5% of category assets.

Table 3
Weighted Average Expense Ratios by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes
1979	.75%	-	.72%
1992	.80%	-	1.02%
1995	.74%	.76%	1.17%
1996	.73%	.75%	1.17%
1997	.70%	.72%	1.14%
1998	.66%	.68%	1.12%
1999	.69%	.72%	1.17%

Table 3 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average pure no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 74 basis points in 1995, 70 basis points in 1997, 66 basis points in 1998, before rising to 69 basis points in 1999. The inclusion in the extended no-load category of classes with 12b-1 fees of 1-25 basis points seems to have added 3 basis points to the average expense ratio in 1999.

FOOTNOTES

[1] This Report presents the results of an analysis of fee data for all stock mutual funds and bond mutual funds that were in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999; and for which data were available. Money market funds are excluded from the analysis because they have a different cost structure. Also excluded are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, unit investment trusts, and face amount certificate companies. For an explanation of the data items used in the study, *see infra* Section III.B.3.

[2] The Random House College Dictionary defines a fee as "a charge or payment for services," Random House College Dictionary 484 (Revised 1st Ed. 1982), and defines an expense as any "cost or charge." *Id.* at 465. We use the terms interchangeably in this report.

[3] Retirement assets invested in mutual funds have increased from $300 billion in 1991 to almost $2.5 trillion in 1999. *See* Investment Company Institute, Mutual Fund Fact Book 50 (2000) (hereinafter "ICI Fact Book"). *See also* Karen Damato, *Facing the Future of Funds*, Wall St. J., Jan. 10, 2000, at R1 (discussing generally the increasing importance of the mutual fund industry during the 1990s).

[4] *See* ICI Fact Book, *supra* note 3, at 69.

[5] The number of funds represents the number of stock, bond and money market fund portfolios as of the end of the year. *Id.* at 71.

[6] *See* Investment Company Institute, Fundamentals: Investment Company Research in Brief, Aug. 2000 at 1 (number of fund shareholders) (hereinafter "Fundamentals"); ICI Fact Book, *supra* note 3, at 67 (value of fund assets); Federal Reserve Board, *Financial and Business Statistics*, 85 Fed. Reserve Bull. A1, A15 (May 1999) (value of commercial bank assets).

[7] *See* fundamentals, *supra* note 6, at 1.

[8] *See* ICI Fact Book, *supra* note 3, at 50-51.

[9] *See, e.g.,* John C. Bogle, *Do Mutual Funds Charge You Too Much?*, Mutual Funds, Oct. 1998, at 80; Amy C. Arnott, *The Rising Tide,* Morningstar Mutual Funds, Oct. 11, 1996, at S1-S2.

[10] ICI Fact Book, *supra* note 3, at 30.

[11] The GAO report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition*, GAO/GGD-00-126 (General Accounting Office, June 2000) (hereinafter "GAO Report"), was delivered to the Chairman of the House Subcommittee on Finance and Hazardous Materials and the Ranking Member of the House Commerce Committee in June 2000.

[12] However, Section 36(b) of the Act, 15 U.S.C. § 80a-35(b) (2000), authorizes the Commission to sue fund advisers that breach their fiduciary duty with respect to their receipt of compensation from a fund.

[13] *See, e.g.*, Dan Moreau, *SEC Watches Over Mutual Fund Industry*, Investor's Bus. Daily, June 15, 1999, at B1; Carole Gould, *'Truth in Advertising' for Mutual Funds*, N.Y. Times, Apr. 17, 1988, § 3, at 11; Jane Bryant Quinn, *New Mutual Fund Table is Valuable Tool for Investors*, St. Petersburg Times, May 12, 1988, at 19A; Bill Sing, *Rules Offer Some Help on Shopping for Funds*, L.A. Times, Apr. 30, 1988, § 4, at 3; Jan M. Rosen, *Comparing Costs of Mutual Funds*, N.Y. Times, Jul. 30, 1988, at 34.

[14] *See* GAO Report, *supra* note 11, at 97-98.

[15] These data are the type of fee information that GAO recommended that investors be given. *See* GAO Report, *supra* note 11, at 97 (second alternative).

[16] *See infra* p. 74.

[17] *See* Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 33-7809, 65 Fed. Reg. 15,500 (Mar. 15, 2000).

[18] Most notably, in 1970 Congress enacted Section 36(b) of the Investment Company Act to impose on advisers a fiduciary duty with respect to the amount of compensation that they receive; amended Section 15(c) to strengthen the ability of directors to scrutinize advisory contracts, and enacted Section 2(a) (19) to strengthen the standards for determining who may serve as an "independent" fund director. *See* Investment Company Act Amendments of 1970, Pub. Law No. 91-547, 84 Stat. 1413 (1970). *See also* S. Rep. 91-184 (1970), *reprinted in* 1970 U.S.C.C.A.N. 4897 (legislative history of the 1970 amendments); Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation 257 n.14 (May 1992) (hereinafter "Protecting Investors").

[19] The organizing entity might be an entity other than an adviser, such as a fund's administrator or its principal underwriter, which sells the fund's shares pursuant to an underwriting contract with the fund.

[20] As enacted in 1940, the Investment Company Act had few limits on mutual fund fees, including sales loads and advisory fees. The Investment Company Act included a general prohibition on unconscionable or grossly excessive sales loads (that was modified in 1970 to prohibit excessive sales loads), to be defined by a securities association. *See* Investment Company Act of 1940, Pub. L. No. 76-768, § 22(b), 54 Stat. 789, 823 (1940) (codified as amended at 15 U.S.C. § 80a-22 (2000)); Investment Company Amendments Act of 1970, Pub. L. No. 91-547, § 12, 84 Stat. 1413, 1422 (1970) (codified as amended at 15 U.S.C. § 80a-22 (2000)). For example, in *Saxe v. Brady*, 184

A.2d 602 (Del. Ch. 1962), a leading case under the original Section 36, the court noted that because fund shareholders were properly informed of all material facts, plaintiffs had the burden of proving that the fee was so out of proportion to the value of services rendered as to make it unconscionable. Moreover, because the requisite disclosures to shareholders had been made, the court held that "corporate waste" and not fairness was the appropriate standard by which fees should be judged. The court made this finding even though it noted that:

[The adviser's] profits are certainly approaching the point where they are outstripping any reasonable relationship to expenses and effort even in a legal sense. And this is so even after making due allowance for incentive and benefit presumably conferred. This is not to say that no payment is justified after a fund reaches a particular size. It is only to say that the business community might reasonably expect that at some point those representing the fund would see that the management fee was adjusted to reflect the diminution of the cost factor.

Id. at 610. *See also* William P. Rogers and James N. Benedict, *Money Market Fund Management Fees: How Much is Too Much?*, 57 N.Y.U. L. Rev. 1059, 1074-88, & nn.79-88 (generally discussing the *Saxe* case). The National Association of Securities Dealers ("NASD") has promulgated a rule prohibiting NASD members from selling mutual fund shares if the sales charges on the shares exceed specified caps. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000).

[21] *Burks v. Lasker*, 441 U.S. 471, 484 (1979).

[22] Section 10(a) of the Investment Company Act of 1940, Pub. L. No. 76-768, § 10(a), 54 Stat. 789, 806 (1940) (codified as amended at 15 U.S.C. § 80a-10 (2000)).

[23] Section 15(a) of the Investment Company Act generally makes it unlawful for any person to serve as an investment adviser to a fund except pursuant to a written contract that has been approved by a majority of the fund's outstanding voting securities and a majority of the fund's independent directors. Typically, the adviser, as the initial shareholder of the fund, initially approves the contract. After the initial two-year contractual period, Section 15 requires that the contract be renewed annually by a majority of the fund's independent directors or its shareholders. Similarly, Section 15 requires that the fund's underwriting contract be approved annually by a majority of the fund's independent directors. *See* 15 U.S.C. § 80a-15 (2000).

[24] Section 15(c) of the Investment Company Act, 15 U.S.C. § 80a-15(c) (2000).

[25] *See* Protecting Investors, *supra* note 18, at 256-258 (discussion of board evaluation of mutual fund fees). *See infra* pp. 20-21, for a discussion of the factors that directors consider when reviewing investment advisory contracts.

[26] Rule 12b-1(b) under the Investment Company Act, 17 C.F.R. § 270.12b-1 (b) (2000). A Rule 12b-1 plan also must be approved by a majority of the outstanding voting securities of the fund. *See* 17 C.F.R. § 270.12b-1(b)(1) (2000).

[27] Rule 12b-1 addresses the potential conflicts of interest between a fund and its investment adviser that are created when a fund bears its own distribution expenses. An investment adviser that receives an asset-based advisory fee has an incentive to increase the amount of the fund's assets because the fee received would become larger as assets grow. As a result, an investment adviser often will pay for marketing expenses itself in order to increase the asset size of the fund. When a fund pays its own distribution expenses through a 12b-1 plan, both the adviser and fund shareholders may benefit from the increased size of the fund, but the adviser is spared the cost of paying for the distribution expenses itself.

[28] We note that the NASD has imposed an annual cap on asset-based sales charges of 0.75% of average annual net assets and an additional 0.25% for service fees. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000). The NASD took this action to assure that shareholders paying for distribution indirectly through Rule 12b-1 fees would pay no more than shareholders paying for distribution directly through front-end loads. *See* Form 19b-4, Notice of Proposed Rule Change by National Association of Securities Dealers, Inc. Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Exchange Act Release No. 29,070, 48 S.E.C. Docket 976 (Apr. 12, 1991).

[29] In the adopting release to rule 12b-1, the Commission identified certain factors that the directors should consider, if applicable, when reviewing and approving a rule 12b-1 plan. Among other factors, the Commission stated that directors should consider the nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate; consider the causes of such problems or circumstances; and consider the way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73,898, 73,904 (Oct. 28, 1980). In addition, the Commission stated that directors should consider the possible benefits of the plan to other persons compared to those expected to inure to the fund, and, in the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the fund and its shareholders. *Id.*

[30] Because an adviser's duty under Section 36(b) applies to all fees received by the adviser and its affiliates, a fund's board of directors should review the dollar amounts paid and the services performed under any service contract between the company and the adviser or its affiliates. *See* Protecting Investors, *supra* note 18, at 258 and nn.23-24.

[31] *See* S. Rep. No. 91-184 (1969), *reprinted in* 1970 U.S.C.C.A.N. 4897.

[32] Congress adopted Section 36(b) as part to the 1970 amendments to the Investment Company Act in response to concerns that advisory fees were not subject to usual competitive pressures because of the external management of mutual funds. The Commission had recommended amendments that, among other things, required that compensation received by affiliated persons of investment companies for services furnished to the company be

reasonable and that this standard be enforceable in the courts. Rather than impose a reasonableness standard, however, Congress imposed the fiduciary duty of Section 36(b). *See* Protecting Investors, *supra* note 18, at 317-19 (discussion of legislative history of Section 36(b)).

33 *See* Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b) (2000). *See also Krinsk v. Fund Asset Mgmt., Inc.*, 715 F. Supp. 472, 485 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989).

34 *See Krinsk*, 875 F.2d at 412; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd* 928 F.2d 590 (2nd Cir. 1991).

35 *See Gartenberg*, 694 F.2d at 928; *Krinsk*, 875 F.2d at 409.

36 *See Krinsk v. Fund Asset Mgmt., Inc.*, 875 F.2d 404 (2d Cir. 1989).; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222 (S.D.N.Y. 1990). Although the courts note that fees charged by other funds is not the principal factor to be considered in evaluating a fee under Section 36(b), such comparative information is significant.

37 Section 8 of the Investment Company Act requires mutual funds to register with the Commission. 15 U.S.C. § 80a-8 (2000). If the fund is conducting a public offering of its shares, it also must file a registration statement to register the offering of those shares under the Securities Act of 1933 ("Securities Act"). Form N-1A is used by a mutual fund both to register the fund under the Investment Company Act and to register the offering and sale of shares under the Securities Act. The registration statement includes the fund's prospectus.

38 Consolidated Disclosure of Mutual Fund Expenses, Investment Company Act Release No. 16,244, 53 Fed. Reg. 3192 (Feb. 1, 1988) (adopting release); Investment Company Act Release No. 15,932, 52 Fed. Reg. 32018 (Aug. 18, 1987) (reproposing release); Investment Company Act Release No. 14,230, 49 Fed. Reg. 45171 (Nov. 9, 1984) (proposing release).

39 Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23,064, 63 Fed. Reg. 13916 (Mar. 13, 1998) (hereinafter "Form N-1A Adopting Release").

40 The fee table is Item 3 of Form N-1A.

41 The Commission also made several improvements to the fee table itself. For example, in order to give investors clearer information about the long-term costs of an investment, the Commission modified the manner in which a fund may show the effect of expense reimbursements and fee waiver arrangements that temporarily reduce costs. *See* Form N-1A Adopting Release, *supra* note 39, at 13924-25.

42 *See* SEC Chairman Arthur Levitt, *Sept. 28, 1998 Testimony before the*

Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, (visited Nov. 8, 2000) www.sec.gov/news/testmony/tsty1398.htm (concerning transparency in the United States debt markets and mutual fund fees and expenses).

[43] *See also* Investment Company Institute, Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness (June 24, 1999).

[44] Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59826 (Oct. 14, 1999).

[45] Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24,083, 64 Fed. Reg. 59877 (Oct. 14, 1999).

[46] *See Mutual Fund Investing: Look at More than A Fund's Past Performance* (last modified Jan. 1, 2000) http://www.sec.gov/consumer/mperf.htm.

[47] *Mutual Fund Cost Calculator* (last modified Sept. 6, 2000) http: www.sec.gov/mfcc/mfcc-int.htm. During the first quarter of 2000, the calculator averaged over 8,500 hits per month - making it one of the most frequented portions of the Commission's web site.

[48] *Investment Options* (last modified Sept. 7, 2000) http://www.sec.gov/consumer/investop.htm.

[49] Investment Company Institute, *Frequently Asked Questions About Mutual Fund Fees* (1998) http://www.ici.org/pdf/mf_fee_faqs.pdf.

[50] *Financial Facts Tool Kit* (last modified Apr. 21, 1999) www.sec.gov/consumer/tookit.htm.

[51] *Invest Wisely, An Introduction to Mutual Funds, Advice from the U.S. Securities and Exchange Commission* (last modified Aug. 1, 2000) www.sec.gov/consumer/ inwsmf.htm.

[52] *Search Key Topics* (continuously updated) http://www.sec.gov/answers.shtml. *See, e.g., Mutual Fund Fees and Expenses* (last modified Oct. 19, 2000) http://www.sec.gov/answers/mffees.htm. Investors can also order a hard copy of this brochure by calling the SEC's toll-free publications line at 800-SEC-0330.

[53] Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 24,339, 65 Fed. Reg. 15500 (Mar. 15, 2000).

[54] *See* Scott Cooley, *Revisiting Fund Costs: Up or Down,* Morningstar Mutual Funds, Feb. 21, 1999, at S1-S2. The fund groups are American Funds, Fidelity, and Vanguard. For information about the relative asset-weighted ownership cost of 30 large fund groups, see the data table at http://www.morningstar.com/ news/MS/ Commentary/ 990219com.msnhtml (visited Feb. 26, 1999).

55 *See* Lipper Inc., Lipper Directors' Analytical Data app. (1st ed. 2000) (Summary Table by Complex). The asset figures include stock, bond, and money market mutual funds and exclude underlying mutual funds of insurance company separate accounts. For stock funds, the market share of the three fund families in 1998 was 35%. *See* John Rekenthaler, *Which Way Is Up? The Debate About Fund Costs* (visited Dec. 23, 1998), http://www.morningstar.com/ news/MS /IvoryTowers/ 981223Rek.msnhtml.

56 *See* Janet Novack, *Custom-made Mutual Funds*, (visited Sept. 11, 2000) http://www.forbesbest.com/0911/072.htm

57 *See New online brokers let you build your own mutual fund at a bargain price*, S.F. Chron. (visited Aug. 1, 2000) http://www.sfgate.com/cgi-bin/article.cgi? file=/chronicle/archive/2000/08/01BU107294.DTL. For a description of FOLIO*[fn]*, one version of this type of product, *see* Financial Research Corp., *Shake and Bake Mutual Funds: Technology Enables Creation of Individualized Mutual Funds*, Mutual Fund Cafe (visited Nov. 8, 2000) http://www.mfcafe.com/pantry/bps_062600.html.

58 In what may be a sign of things to come, the Vanguard Group recently announced that it would reduce the fees charged to fund shareholders with large account balances and long holding periods - generally speaking, a fund's preferred customer-base. Fees paid by large, long-term investors in one fund, the Vanguard Index 500, for example, would be reduced from 18 basis points to 12 basis points. One commentator speculates that this reduction is an attempt to compete with ETFs. Dan Culloton, *Vanguard Lets Big Retail Investors Become Admirals*, (visited July 26, 2000) http://www.morningstar.com/news/Wire/0,1230,2393,00.html. The fee rate charged to holders of the largest ETF, Standard & Poor's Depository Receipts Trust, Series 1 -- popularly known as Spiders -- is 12 basis points.

59 The management expense ratio is the dollar amount of a fund's management expenses divided by its average net assets. Management expenses include payments made by the fund to its investment adviser (or to affiliates of the adviser) for investment management, administrative or other services. *See infra* Section III.B.1 (What Costs are Included in a Fund's Expense Ratio?)

60 Some funds define the term management fee narrowly, to cover only the cost of selecting portfolio securities. These funds pay for administration, record keeping, and other services under separate contracts with other service providers. Other funds define the management fee broadly, to cover a variety of administrative and other services, in addition to expenses associated with selecting portfolio securities. A few funds have "unified" fees under which the management fee pays for all fund expenses (the management fee is equal to the expense ratio). Thus, if Fund A has a higher management fee than Fund B, it may mean that Fund A pays a higher fee to its adviser. Alternatively, it may mean that Fund A's management fee pays for services that are provided and charged for separately by Fund B's adviser, an affiliate of the adviser, or outside contractors.

61 Rule 12b-1 fees are most commonly used to pay for sales commissions, printing prospectuses and sales literature, advertising, and similar expenses. Some funds, however, adopt 12b-1 fees to cover expenses considered by other funds to be advisory or administrative expenses for which no plan may

be required. To complicate the issue further, a fund might pay broker-dealer firms under a 12b-1 plan for services provided to fund shareholders who are the broker-dealer's customers while paying banks under an administrative agreement for providing the same services to fund shareholders who are bank customers. In addition, because it is unclear what expenses are properly considered distribution expenses, some funds, out of an abundance of caution, adopt "defensive" 12b-1 plans. Defensive plans exist solely to ensure that if a court found any fund operating expense to be also a distribution expense, the expense would be covered under a 12b-1 plan. The result: some funds have 12b-1 plans although no assets are used for distribution purposes. Similarly, other funds, that do use their assets to pay for distribution, extend their 12b-1 plans to cover operating expenses as well.

[62] *See* Protecting Investors, *supra* note 18, at 320-26.

[63] The sales load -- representing the difference between the price per share at which fund shares are offered to the public and the net amount per share invested in the fund -- is retained by a fund's principal underwriter and/or the selling broker-dealer and no part is paid to the fund. The sales load is used to finance the broker's commissions, other sales and promotional expenses, and the underwriter's profit (if any).

[64] During the 1970s, the Commission received a number of requests to allow fund assets to be used to pay for distribution. Reasons cited to approve these requests included rising net redemptions, growing public resistance to high front-end sales loads, the increased popularity of no-load funds, and the availability of competing investment products without front-end loads. Another rationale was that use of fund assets for distribution expenditures would result in a net flow of cash into funds, and in turn, economies of scale and more effective portfolio management. In 1979, after extensive consideration, the Commission proposed rule 12b-1, stating that funds should be permitted to bear distribution expenses if they were disclosed and regulated. Bearing of Mutual Fund Expenses by Shareholders, Investment Company Act Release No. 10,862, 44 Fed. Reg. 54014 (Sept. 17, 1979). The Commission adopted rule 12b-1 in October 1980. Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73898 (Oct. 28, 1980).

[65] Investment Company Institute, Statement of the Investment Company Institute Regarding the Operation of Rule 12b-1 Plans, 23 (Aug. 8, 1986).

[66] *See* Protecting Investors, *supra* note 18, at 294.

[67] Many fund families offer their funds in a multi-class structure. One common structure consists of a share class with a front-end load and a small 12b-1 fee, commonly referred to as "A Shares"; a share class with a CDSL and a larger 12b-1 fee that expires after, typically, 5-8 years, commonly known as "B Shares"; and a share class with a larger 12b-1 fee that never expires, but no front-end load or CDSL, commonly referred to as "C shares".

[68] Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Securities Exchange Act Release No. 30,897, 57 Fed. Reg. 30985 (July 7, 1992).

69 A basis point is equal to 1/100 of 1%.

70 See *infra* Section III.C.4 for a further discussion of total shareholder cost analysis.

71 Although we attempted to use all available data, we eliminated some funds from the study because of missing data. For example, in 1999 the *Morningstar Principia Pro* database included observations for 11,078 classes. We excluded 2,177 classes because they were missing data for one or more of the variables in our regression. There were 1,084 classes without values for the expense ratio, and another 1,093 classes without values for one or more of the independent variables. This left us with 8,901 classes for which we have complete data.

72 The Morningstar databases use fund classes, rather than funds as the basic data item. The ramifications of this approach are discussed below and *infra*, note 97.

73 *See supra* note 67 and accompanying text.

74 Master-feeder arrangements are another organizational structure that is designed to offer additional choice to fund investors. Like a "regular" mutual fund, a master fund invests in stocks, bonds, and other portfolio securities. Unlike a regular mutual fund, the master fund distributes its shares not directly, but through other funds (feeder funds). A feeder fund sells its shares to the public, but invests only in shares of the master fund. Feeder funds, like classes, may offer varying levels of service or alternative ways of paying for distribution costs. The *Morningstar Principia Pro* database includes feeder funds as separate observations. *Principia Pro* identified 556 feeder funds with total assets of more than $200 billion as of March 31, 2000.

75 Although investors purchase shares of a specific class and incur that classes' expenses, analysis of fund expenses at the class level can sometimes produce anomalous results. Consider the following example: Class S of Big Fund, Inc. (Big Fund: S) is a small (in terms of asset size) share class of a very large fund. Small Fund, Inc. is identical to Big Fund: S in all respects (same asset size, investment objective, *etc.*) except that it is a stand-alone fund. Big Fund: S is likely to have a lower expense ratio than Small Fund, Inc. because Big Fund: S is likely to benefit from scale economies that are produced by Big Fund's other, larger classes. A mutual fund expense analysis that is performed at the class level would incorrectly identify Big Fund: S as a small fund with low expenses, when it may more appropriately be identified as a large fund with low expenses.

76 In constructing our econometric model, we consider each class of a multi-class fund to have an asset size equal to the sum of the assets of all the classes that share a common investment portfolio. *See infra,* note 98 and accompanying text.

77 All mutual funds are required to provide reports to shareholders, including expense ratios, 60 days after the end of their fiscal years. To capture data on a calendar year basis, we used Morningstar data for the end of March.

78 Although we recognize that the sample may not adequately portray the

experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by funds with the most assets and the most shareholders.

[79] For this analysis, multiple-class funds were evaluated at the fund level because all classes of a multiple class fund are subject to a single management contract.

[80] An equally weighted average assumes that all members of a population are equally important and gives equal weight to all data points. In populations where some members are more important than others, an average that gives more weight to the more important members (weighted average) may be more appropriate.

[81] It would appear that the weighted expense ratio increased in 1999 as a result of the growth in assets of equity, international and specialty classes relative to bond classes. Assets of equity classes increased 2.9%, international classes increased 1.7% and specialty classes increased 2.0%, while assets of bond classes declined 6.6%. Because equity, international and specialty classes generally have higher expense ratios than bond classes, any increase in the proportion of assets in these investment categories would tend to increase the weighted average for all classes. *See infra,* Section III.C.5.

[82] For a discussion of the extent to which lines between mutual fund distribution expense categories and marketing channels have become blurred, *see* Financial Research Corp., *The Alphabet Soup of Share Classes: Or Whatever Happened to Simplicity*, (visited Aug. 30, 2000) http://www.mfcafe.com/pantry98/bps_100598.html.

[83] We refer to classes that may call themselves no-load under current NASD rules as "extended no-load classes." The data for pure no-load classes and extended no-load classes are broken out separately in Appendix Two.

[84] Sales load data reported by Morningstar are the maximum sales loads charged.

[85] *See* John D. Rea and Brian K. Reid, *Trends in Ownership Cost of Equity Mutual Funds*, Investment Company Institute Perspective, Nov. 1998, at 4 ("Rea and Reid"). This study found that, for stock mutual funds, sales-weighted average shareholder costs decreased from 2.25% of new investments in 1980 to 1.49% of new investments in 1998 -- a decrease of almost 34%. Stock fund operating costs rose by 12 basis points during the period, however. Subsequent Investment Company Institute studies have yielded similar results. *See generally*, John D. Rea and Brian K. Reid, *Total Shareholder Cost of Bond and Money Market Mutual Funds*, Perspective, Mar. 1999, at 5; John D. Rea *et al.*, *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, Perspective, Dec. 1999.

[86] Data about the maximum sales load that investors could pay are readily available. Data about the extent to which investors actually pay less than the maximum sales load (because they are eligible for discounts for large purchases, for purchases through retirement accounts, or for other reasons) are not available.

[87] Available data about investor holding periods are limited, and anecdotal evidence is contradictory. Looking first at the overall picture, during recent years, the annual redemption rate (redemptions as a percentage of average assets) for all stock funds has been 17-18%, implying an average holding period of just under 6 years. The annual redemption rate for all bond funds has been roughly 20%, implying an average holding period of 5 years (*See* ICI Fact Book, *supra* note 3, at 69, 87). A recent article in the trade press cited 5 years as the average mutual fund holding period. Gavin Daly, *Edward Jones Starts Selling Funds in U.K., Ignites.com*, (visited Dec. 13, 1999) http://www.ignites.com. Another article claimed 3 years as the average holding period for stock funds, citing a long-term study of investor behavior by Dalbar, Inc., a mutual fund research firm. *Stock Fund Investors Who Stay Put Double Returns: Dalbar*, Dow Jones News Svc., Dec. 8, 1999. Financial Research Corporation, another mutual fund research firm, concludes that, based on an analysis of figures published by the Investment Company Institute, the average holding period for mutual funds has declined from about 10 years in the early 1990s to a current holding period of two-and-a-half years. Financial Research Corp., *Is Three the Magic Number?*, Mutual Fund Café, (visited Oct. 9, 2000) http://www.mfcafe.com/blue/bps.html. Some observers believe that as access to information has increased and trading has become easier, the average holding period has declined. *See, e.g.*, Darlene DeRemer, et al., *High Turnover May be Hurting Fund Company Profits, Mutual Fund Cafe*, (last modified Nov. 1998) http://www.mfcafe.com/pantry/is_1198.html. Others argue that a minority of active traders are skewing the statistics and that a large majority of fund shareholders are buy- and-hold, long term investors. *See, e.g.*, Gavin Daly, *Fears about Short-Term Trading Called Overblown*, (visited Aug. 23, 2000) http://www.ignites.com (citing results from a study conducted by *Strategic Insight*, a mutual fund consulting firm). Of course, aggregate figures about average holding periods may conceal wide variations among different groups of investors and funds. For example, according to one recent article, the typical holding period for an investor who utilizes the Charles Schwab mutual fund supermarket is "...in the two-to-three year range." Bridget O'Brian and Pui-Wing Tam, *More and More Dollars Flow to Hotshot Funds*, Wall St. J., June 7, 1999, at R1 (quoting Guy Mozkowski, an asset-management analyst at Salomon, Smith Barney, Inc.) In contrast, other recent articles indicate that for one large load fund family the average holding period is 12 years; and that clients of one medium-size brokerage firm hold fund shares for more than 18 years, on average. Oster, *Capital Appreciation*, Smart Money, Mar. 1999, at 130-35.

[88] Rea and Reid used holding period estimates contained in a study performed by The Wyatt Company for the NASD in 1990. The Wyatt Company selected a random sample of stock and bond fund accounts that were opened in 1974 at funds with front-end loads and determined the percentage of the original share purchases that was redeemed in each of the subsequent 15 years. *See* Rea and Reid, *supra* note 85, at 7.

[89] E. Sirri and P. Tufano, *Competition and Change in the Mutual Fund Industry*, Financial Services: Perspectives and Challenges, 190-91 (1993).

[90] International funds invest in stocks and bonds of non-U.S. companies and governments. Specialty funds (sometimes referred to as sector funds) concentrate their investments in specific industries or industry sectors.

[91] *See, e.g.*, Andrew Leckey, *Market Sag Puts a Harsher Light on Fund Fees,* Chicago Tribune, Mar. 11, 2000, *available in* 2000 WL 3644678. *Are Your Managers Overpaid?*, Los Angeles Times, at S6, Oct. 10, 1999, *available in* 1999 WL 26182762. Scott Cooley, *Revisiting Fund Costs: Up or Down?*, Morningstar Mutual Funds, Feb. 21, 1999, at S1.

[92] *See* Lipper Analytical Services, Inc., The Third White Paper: Are Mutual Fund Fees Reasonable? at 12-13 (Sept. 1997).

[93] Results of the econometric model presented in the next section differ from the results described in this section. The results of the model show that as funds get older, their expense ratios *increase.*

[94] A number of researchers have used similar mathematical models in their studies of issues related to mutual fund expenses. *See, e.g.,* Stephen P. Ferris and Don M. Chance, "The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note," 42 J. Fin.1081 (1987); Don M. Chance and Stephen P. Ferris, "Mutual Fund Distribution", 5 J.Fin. Services Res. 39 (1991); Charles Trzcinka and Robert Zweig, *An Economic Analysis of the Cost and Benefits of S.E.C. Rule 12b-1* at 22 (N.Y.U. Leonard School of Business Monograph Series in Finance and Economics No. 1990-1, 1991).

[95] The basic model is as follows:

E=a + b1*Ln(Assets) + b2*(1/Famsize) + b3*Ln(Famnum) + b4*Ln (Turnover) + b5*Ln(Holdings) + b6*Ln(Age) + b7*Equity + b8*Hybrid + b9*I Bond + b10*I Equity + b11*Specialty + b12*Index + b13*Institution + b14*Load + b15*Class + b16*12b-1 + e

where:

E	=class's expense ratio
Ln(Assets)	=natural log of fund's net assets in millions
1/Famsize	=reciprocal of family net assets in millions
Ln(Famnum)	=natural log of number of funds in family
Ln(Turnover)	=natural log of class's turnover
Ln(Holdings)	=natural log of number of issues in class's portfolio
Ln(Age)	=natural log of fund's age in years
Equity	=an indicator variable that equals 1 if the fund is a domestic equityfund, 0 otherwise
Hybrid	=an indicator variable that equals 1 if the fund is a domestic hybrid fund, 0 otherwise
I Bond	=an indicator variable that equals 1 if the fund is an international bond fund, 0 otherwise
I Equity	=an indicator variable that equals 1 if the fund is an international equity fund, 0 otherwise

Special	=an indicator variable that equals 1 if the fund is a specialty fund, 0 otherwise
Index	=an indicator variable that equals 1 if the fund is an index fund, 0 otherwise
Institution	=an indicator variable that equals 1 if the class is an institutional class or fund, 0 otherwise
Load	=an indicator variable that equals 1 if the class has a front-end load, 0 otherwise
Class	=an indicator variable that equals 1 if the class is part of a multi-class fund, 0 otherwise
12b-1	=maximum 12b-1 fee
e	=error.

96 We define a factor as important if its *t* test statistic is greater than the critical value, approximately 1.96. At this value, we are statistically confident 95% of the time that the attribute is associated with an effect on the expense ratio. The *t* test statistic for each expense factor is shown in Appendix One.

97 Our approach of using classes, rather than funds, as a data item presents two problems in our regression analysis. First, it potentially gives more weight to the results of multi-class funds than to the results of single-class funds. Second, not all observations are independent of each other. One of the fundamental assumptions of regression analysis is that the observations are independent. While each class typically has its own expense ratio, many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class. Other expenses, including 12b-1 fees and some administrative fees, are incurred directly at the class level. Because a fund's classes bear many expenses in common, the operating expense ratios of a fund's classes usually are very similar and frequently are identical. In addition, most of the independent variables in the model are identical across classes in the same fund. This lack of independence among observations may cause the regression analysis to understate the standard errors and overstate the t-statistics. To determine whether our approach led to erroneous conclusions, we also regressed a proxy for operating expenses (the expense ratio less the maximum 12b-1 fee) on the independent variables exclusive of the maximum 12b-1 fee. In this second model we used only one observation for each fund. For multi-class funds we used as the expense ratio variable the asset-weighted average operating expense ratio of all classes in the fund. The institutional and load variables were the proportion of assets in classes with these characteristics. The results of this model are not qualitatively different from the results presented in this section. The coefficients of the second model are very similar to those of the basic model and all remain statistically significant.

98 Although each fund class is represented as a separate data item, with its own expense ratio, the asset size of each class is calculated as the sum of the assets of all classes that that we could identify as sharing a common investment portfolio. In other words, asset size is calculated at the fund level. The age of a fund is considered to be the age of the fund's oldest class.

[99] Our standard errors also may be biased downward because expense ratios among the funds in a fund family are likely not independent.

[100] The reader should note that, for certain factors (fund assets, number of funds in the fund family, number of portfolio holdings, and turnover) the associated variable in our model is the natural logarithm of the factor. For a second group of factors (those associated with a fund's investment category, whether not it is an index, institutional, or multi-class fund) the factor in the model is known as an indicator variable. That is, the value of the factor in the model can be only 1 or 0.

[101] A number of funds that are part of very small fund families have, everything else equal, relatively high operating expense ratios. We did not observe a relationship between fund family assets and operating expense ratios for funds that are members of larger fund families (except, as noted in note 110, with respect to four large fund families). One way of capturing this relationship is to include as an independent variable the reciprocal of fund family assets. The *t*-statistic for the coefficient of the reciprocal of family assets is considerably larger than that obtained when the natural logarithm of fund family assets is used, further supporting the reciprocal as the better measure of the relationship.

[102] If the coefficient were equal to 1.0, then everything else held constant, funds with 12b-1 fees would have expenses that are higher than the expenses of other funds by an amount that equaled the maximum 12b-1 fee.

[103] Management expenses consist of fees paid for investment advice and other services provided under a fund's management contract. Not all funds account for management expenses in the same way, however. Some funds define the management fee narrowly, to cover only the cost of selecting portfolio securities, while other funds define it more broadly, to cover a variety of administrative and other services. *See supra* Section III.B.1 (What Costs are included in a Fund's Expense Ratio?).

[104] The 1,000 classes included in the regression analysis represent approximately 82% of fund assets in 1999. The smallest class in the sample had assets of $704 million in 1999. Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by the funds with the most assets and the most shareholders.

[105] *See, e.g.*, Protecting Investors, *supra* note 18, at 256 n.12 ("Advisory fees typically are calculated as a percentage of assets under management, although the cost of providing investment advisory services -- consisting largely of salaries and overhead -- is relatively fixed (*i.e.*, a portfolio manager can manage $500 million nearly as easily as $100 million.) An advisory fee that does not scale down as company assets increase consequently may yield enormous profits to the adviser, to the detriment of shareholders.").

[106] *See supra* note 60 and accompanying text.

[107] Although breakpoints are not legally required to be included in the advisory contract, "the fee structures of many funds have been specifically designed to pass along economies of scale by means of breakpoints."

Statement of Matthew P. Fink, President, Investment Company Institute, before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, Sept. 29, 1998, at 21-22, *available in* 1998 WL 18088868.

108 *See* 2 Tamar Frankel, The Regulation of Money Managers 260 (1978).

109 *See id.*

110 Although the magnitude of change in a fund's management expense ratio that is associated with changes in fund family asset size appears to be large, this result may be attributable to four large fund families. When we reran the regression model with the four fund families omitted, we found no statistically significant relationship between a fund's management expense ratio and the asset size of its fund family.

111 Other fund attributes found to be important in explaining a fund's management expense ratio in 1999 were investment category, portfolio turnover, fund age, and whether or not a fund is an index fund or an institutional fund. Equity funds had higher management expense ratios than bond funds, and international and specialty funds had higher management expense ratios than equity funds. Funds with more portfolio turnover had higher management expense ratios. Older funds had lower management expense ratios than newer funds.

112 The 100 largest fund portfolios had combined assets of $1.4 trillion, in 1997, $1.6 trillion in 1998, and $2.0 trillion in 1999. The assets of these funds represented 47% of all stock and bond fund assets in 1997 and 45% of total assets in 1998, and 1999. We observed that during the three-year period some funds adjusted their breakpoints to account for more assets, and that in 1999 the funds in one large fund complex eliminated their fee breakpoint arrangements.

113 Investment Company Institute, *Mutual Funds and the Retirement Market*, Fundamentals: Investment Company Research in Brief, May 2000, at 1-2.

114 We recognize that not all expenses associated with 401(k) plans are included in mutual fund expense ratios.

115 Another option would be to mandate that mutual funds include in their prospectuses or shareholder reports a new standardized "ending-value" table. The ending value table would utilize historical information about a fund's expenses to illustrate how seemingly small changes in expenses can have a large impact on the amount of money accumulated for a long-term goal. For example, if a retirement saver invested $5,000 per year starting at age 25, earned an average annual rate of return of 9% over 40 years, and incurred no expenses, his or her ending value would be $1,841,459. If the same investment were subject to annual expenses of 50 basis points, his or her ending value would be reduced by more than $257,000, or 14%.

The ending value table would compare the ending value after ten or twenty years of an investment (*e.g.*, $10,000) that incurred the fund's historical expense ratio, to the ending value of an investment that incurred an expense ratio of zero, 1%, or any other number mandated by Commission rule. The expense numbers would be applied to a standardized return such as 5% (the return used in the fee table example) or a number between 9-12% that would reflect the historical return on equities over the last 20-80 years. The table would enable investors to readily compare funds with respect to the long-term impact of fund expenses on the ending value of an account.

For more information about the long-term effect of expenses on the ending value of an investment account *see* Mamta Murthi, J. Michael Orzag, and Peter R. Orzag, *The Charge Ratio on Individual Accounts: Lessons from the U.K. Experience*, (Birkbeck College, University of London, Discussion Papers in Economics, Mar. 1999).

[116] The Investment Company Institute produces a series of educational brochures, in English and Spanish, to help individuals make well-informed investment decisions. These include "Frequently Asked Questions About Mutual Fund Fees." In reference to efforts of the ICI to educate investors, Chairman Levitt recently stated, "[T]here is no better way to bring opportunity to more people than to educate them on the fundamentals of sound investing. By providing the guidance and resources for these programs, the ICI moves more Americans closer to realizing their long-term financial goals." SEC Chairman Arthur Levitt, *Address on the 60th Anniversary of the Investment Company Act and the Investment Company Institute, Oct. 5, 2000* (last visited Dec. 15, 2000) http://www.sec.gov/news/speeches/spch403.htm.

[117] KPMG Peat Marwick, LLP, An Educational Analysis of Tax-Managed Mutual Funds and the Taxable Investor 14 (1999). The KPMG study analyzed the performance of 496 domestic stock funds for the ten years ended December 31, 1997. The average annual total return for the median fund in this group was 16.1% before taxes and 13.5% after taxes. (The median fund is the fund at the midpoint of the frequency distribution. An equal number of funds have a higher or lower return than the median fund.) Annual performance given up to taxes ranged from a low of zero to a high of 5.6%, with a median of 2.6%.

[118] *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59,826 (Nov. 3, 1999).

[119] Information may be available from a variety of legal, accounting, and academic organizations. The Directors Program Committee of the Investment Company Institute sponsors a number of educational and information programs for fund directors. We also believe that the recently formed Mutual Fund Directors Education Council (described in Section II.B.2.) will serve as a useful source of information for fund directors. As part of the Council's plan to develop programs to promote a culture of independence and accountability in the boardroom, we recommend that the Council focus on the directors' role in negotiating fees and expenses.

[120] Any study of the costs of investment management would require fact-finding and analysis similar to that previously conducted by the Wharton School of Finance and Commerce ("Wharton School"). The Commission retained the Securities Research Unit of the Wharton School of Finance and Commerce of the University of Pennsylvania to make a fact-finding survey and report on certain aspects and practices of registered investment companies. *See* Investment Company Act Release No. 2,729, 1958 WL 5755

*1 (SEC) (Jun. 13, 1958). The Wharton School produced A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong., 2d Sess. 491-95 (1962), which formed a basis for the 1970 amendments to the Investment Company Act.

121 As described *supra* in Section III.B., other fund costs that may be paid for outside of the fund's expense ratio include costs related to marketing and distribution, financial advice to fund investors, and maintenance of shareholder accounts. In many cases, some or all of these costs may be paid separately by the shareholder.

122 During the period 1989-1993, according to one study, the average stock fund paid annual brokerage commissions equal to 0.28% of net assets. This figure excludes the market impact costs of fund portfolio transactions, *i.e.*, changes in the price of a security that result directly from a fund's trading activity. *See* Miles Livingston and Edward O'Neal, *Mutual Fund Brokerage Commissions*, 19 J.Fin.Res. 272 (1996).

123 Although a mutual fund's investment manager has an obligation to seek the best execution of securities transactions arranged for on behalf of the fund, the manager is not obligated to obtain the lowest possible commission cost. The manager's obligation is to seek to obtain the most favorable terms for a transaction reasonably available under the circumstances. *See* Securities Brokerage and Research Services, Exchange Act Release No. 23,170, 51 Fed. Reg. 16,004, 16,011 (Apr. 23, 1986). Section 15(c) of the Investment Company Act requires a fund's board of directors to request and review, and the fund's manager to supply, such information as may reasonably be necessary for the fund's board to evaluate the terms of the advisory contract between the adviser and the fund. Research and other services purchased by the adviser with the fund's brokerage bear on the reasonableness of the advisory fee because the research and other services would otherwise have to be purchased by the adviser itself, resulting in higher expenses and lower profitability for the adviser. Therefore, mutual fund advisers that have soft dollar arrangements must provide their funds' boards with information regarding their soft dollar practices. *See* SEC Office of Compliance, Inspections and Examinations, Inspection Report on the Soft Dollar Practices of Broker/Dealers, Investment Advisers and Mutual Funds 30 (Sept. 22, 1998) (hereinafter "Soft Dollar Report").

124 *See* Soft Dollar Report, *supra* note 123, at 5-6. Soft dollar arrangements developed as a means by which brokers discounted commission rates that were fixed at artificially high levels by exchange rules. Prior to 1975, institutional advisers took advantage of competition among brokers and their willingness to accept compensation lower than the fixed rates in order to recapture portions of the commissions paid on institutional orders. Fixed commission rates that far exceeded the costs of executing trades provided the fuel to support an increasingly complex pattern of practices to recapture portions of these commissions by advisers, including "give-ups" and other "reciprocal practices". Investment company managers directed give-ups to brokers that sold fund shares in order to motivate or reward such sales efforts. Fund managers also used give-ups as a reward for research ideas furnished by brokers to them in their capacity as investment advisers to funds. The Commission abolished the system of fixed commission effective May 1, 1975. Soon thereafter, Congress enacted Section 28(e) of the Securities and Exchange Act of 1934 in order to clarify that, under certain circumstances, an investment manager may pay more than the lowest

available commission in recognition of research and other services provided by the broker-dealer. *See Id.* at 6-7.

[125] All advisers, including the investment advisers of mutual funds, have an obligation to act in the best interests of their clients and to place client interests before their own. They also have an affirmative duty of full and fair disclosure of all material facts to their clients. *See* 15 U.S.C. § 80b-6 (2000) (Section 206 of the Investment Advisers Act of 1940); *S.E.C. v. Capital Gains Research Bureau*, 375 U.S. 180 (1963).

Some of the funds that engage in directed brokerage disclose the practice in the prospectus, the statement of additional information, and/or the annual report to shareholders. Others use the footnotes to the financial statements to make the disclosure. In 1995, the Commission adopted accounting rules which require funds to report all expenses gross of off-sets or reimbursements pursuant to a directed brokerage arrangement. *See* 17 C.F.R. § 210.6-07(g) (2000) (Rule 6-07(g) of Reg. S-X).

This requirement is designed to allow investors to compare expenses among funds.

[126] *See generally* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414 (Oct. 28, 1980), 45 FR 73898 (hereinafter "Adopting Release"). When rule 12b-1 was adopted, the Commission stated the rule was intended to be flexible, and that the Commission would monitor and make adjustments as necessary. *Id.* at 22. Since 1980, the rule has not been substantively amended.

[127] See Joel H. Goldberg and Gregory N. Bressler, *Revisiting Rule 12b-1 under the Investment Company Act*, 31 Rev. Sec. and Commodities Reg., 147, 147-152 (1998).

[128] *Id.* at 151.

[129] *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

[130] *See* Goldberg and Bressler, *supra* note 127, at 151.

[131] *See* Goldberg and Bressler, *supra* note 127, at 151; Paul G. Haaga, Jr. and Michele Y. Yang, *Distribution of Mutual Fund Shares: Rule 12b-1*, (Practicing Law Institute '40 Act Institute, 1990).

[132] *See* Goldberg and Bressler, *supra* note 127, at 151.

[133] *See supra* Section III.B.2.

[134] In a typical fund supermarket, the sponsor of the program - a broker-dealer or other institution - offers a variety of services to a participating fund and its shareholders. The services include establishing, maintaining, and processing changes in shareholder accounts, communicating with shareholders, preparing account statements and confirmations, and providing distribution services. For the services that it provides, the sponsor charges

either a transaction fee to its customer or an asset-based fee, generally ranging from 0.25% to 0.40% annually of the average value of the shares of the fund held by the sponsor's customers. The asset-based fee is paid by the fund, its investment adviser, an affiliate of the adviser, or a combination of all three entities. *See* Letter from Douglas Scheidt, Associate Director of the Division of Investment Management to Craig S. Tyle, General Counsel of the Investment Company Institute (pub. avail. Oct. 30, 1998) at 2-4, *available in* 1998 WL 1543541 *2-4 (SEC 1998). (hereinafter "Investment Company Institute").

135 *See* The Shareholder Services Group, Inc. (pub. avail. Aug. 12, 1992) and Investment Company Institute, *supra* note 134.

136 *See, e.g.,* Rochelle Kauffman Plesset and Diane E. Ambler, *The Financing of Mutual Fund 'B Share' Arrangements*, 52 Bus. Law. 1385 (1997); Tania Padgett, *First Union Group Plans to Cater to Cash Needs of Mutual Fund Firms*, American Banker, May 17, 1996, at 20; Michael Brush, *Are Managers Counting on a Rubber Stamp?*, N.Y. Times, Dec. 29, 1996, at F9.

137 Some distributors sell their rights to receive certain 12b-1 fees to a commercial bank or a finance company. Other distributors securitize their 12b-1 fees by transferring the rights to receive certain 12b-1 fees to a special purpose entity. The entity, in turn, issues one or more classes of securities. The holders of these securities receive payments of interest and principal from the cash flows generated by the 12b-1 fees. *See* Plesset and Ambler, *supra* note 136, at 1398-1402, 1405.

138 When investors and rating agencies evaluate the quality of asset-backed securities, a key criterion is the degree of assurance that the revenue stream of 12b-1 fees will remain uninterrupted over the life of the security. *See* Plesset and Ambler, *supra* note 136.

139 *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

http://www.sec.gov/news/studies/feestudy.htm

Home | Previous Page Modified:01/10/2001

EXHIBIT 19

United States General Accounting Office

GAO

Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives

June 2000

MUTUAL FUND FEES

Additional Disclosure Could Encourage Price Competition


UNITED STATES
GENERAL ACCOUNTING OFFICE


G A O
Accountability * Integrity * Reliability

GAO/GGD-00-126


GAO
Accountability * Integrity * Reliability

United States General Accounting Office
Washington, D.C. 20548

General Government Division

B-281444

June 5, 2000

The Honorable John D. Dingell
Ranking Minority Member
Committee on Commerce
House of Representatives

The Honorable Michael G. Oxley
Chairman, Subcommittee on
Finance and Hazardous Materials
Committee on Commerce
House of Representatives

This report presents the results of our review of issues relating to mutual fund fees. Assets in mutual funds have grown significantly during the 1990s. However, conflicting views existed as to whether the fees that funds charge investors had declined as would have been expected given the operational efficiencies that mutual fund advisers likely experience as their fund assets grow. As you requested, we reviewed (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how their fees are disclosed to investors, and (5) the responsibilities that mutual fund directors have regarding fees.

This report recommends that the Chairman of the Securities and Exchange Commission (SEC) require that the quarterly account statements that mutual fund investors receive include information on the specific dollar amount of each investors' share of the operating expenses that were deducted from the value of the shares they own. Because these calculations could be made various ways, SEC should also consider the costs and burdens that various alternative means of making such disclosures would place on either (1) the industry or (2) investors as part of evaluating the most effective way of implementing this recommendation. In addition, where the form of these statements is governed by rules of the National Association of Securities Dealers, SEC should ensure that this organization requires mutual funds to make such disclosures.

As agreed with you, unless you publicly release its contents earlier, we plan no further distribution of this report until 30 days from its issue date. At that time, we will provide copies to interested Members of Congress, appropriate congressional committees, SEC, the National Association of Securities Dealers, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System.

Key contributors to this report are listed in appendix IV. If you have any questions, please call me at (202) 512-8678.



Thomas J. McCool
Director, Financial Institutions
and Market Issues

Executive Summary

Purpose

The U.S. mutual fund industry, which offers investors an easy way to invest in diversified portfolios of stocks, bonds, or other securities, has grown dramatically, with assets rising from $371 billion in 1984 to $5.5 trillion in 1998. As of 1998, the proportion of U.S. households owning mutual funds had risen to 44 percent; and the returns on mutual funds, particularly those invested in stocks, had also generally exceeded those that could have been earned on savings accounts or certificates of deposit. Because mutual funds are expected to operate more efficiently as their assets grow, the significant asset growth in recent years has prompted concerns about fund fee levels. Academics, industry researchers, and others have also raised questions about whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees

In response to requests by the Chairman of the Subcommittee on Finance and Hazardous Materials, House Committee on Commerce, and the Ranking Minority Member of the Committee on Commerce, GAO conducted a review of the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how fees are disclosed to fund investors and how industry participants view these disclosures, and (5) what mutual fund directors' responsibilities are regarding fees and how industry participants view directors' activities.

Background

Mutual funds can be grouped into three basic types by the securities in which they invest. These include stock, (also called equity) funds, which invest in the common and preferred stock issued by public corporations; bond funds, which invest in debt securities; and money market funds, which generally invest in interest-bearing securities maturing in a year or less. Funds that invest in a combination of stocks, bonds, and other securities, known as hybrid funds, are included in this report under the category of stock funds.

Mutual funds are distinct legal entities owned by the shareholders of the fund. Each fund contracts separately with an investment adviser, who provides portfolio selection and administrative services to the fund. The fund's directors,[1] who are responsible for reviewing fund operations,

[1] Although the Investment Company Act of 1940, which governs mutual fund operations, does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report will also follow that convention.

oversee the interests of the shareholders and the services provided by the adviser.

Mutual fund fees that investors pay include operating expenses, which cover the day-to-day costs of running a fund. These expenses are accrued daily, and generally paid monthly, from overall fund assets rather than from individual investor accounts. The difference between the value of the securities in a fund's portfolio and its accrued liabilities represents the daily net asset value, or NAV, of fund shares. Generally shown as a percentage of the fund's average net assets, the annual total operating fee amount is referred to as the fund's operating expense ratio. The largest portion of a fund's expense ratio is generally the fund adviser's compensation, which is used to cover its operating costs and earn profits for its owners.

Mutual fund investors may also incur other charges in addition to those included in the operating expense ratio, depending on how they purchase their funds. Mutual funds are sold through a variety of distribution channels. For instance, investors can buy them directly by telephone or mail; or they can be sold by dedicated sales forces or by third-party sales forces, such as broker-dealer account representatives. To compensate such sales personnel, some mutual funds charge investors sales charges (called loads), which can be paid at the time of purchase, over a specified period, or at time of redemption.

Although a mutual fund's expense ratio appears to represent just a small percentage of its total assets, the impact of these fees can be significant. For example, increasing an expense ratio from 1 percent to 2 percent on a $10,000 investment earning 8 percent annually can reduce an investor's total return by about $7,000 over a 20-year period.

Neither federal statute nor Securities and Exchange Commission (SEC) regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. The National Association of Securities Dealers, Inc. (NASD), whose rules govern the distribution of fund shares by broker-dealers, has placed certain limits on the sales charges and fees used to compensate sales personnel.

Results in Brief

GAO was unable to determine the extent to which the growth in mutual fund assets during the 1990s provided the opportunity for mutual fund advisers to reduce fees on the funds they operated. According to research conducted by academics and others, as well as the industry participants GAO interviewed, mutual fund advisers experience operational efficiencies—or economies of scale—as their assets grow that could allow them to reduce their funds' expense ratios.[2] Such efficiencies arise when the fund assets increase at a faster rate than do the costs of managing those additional assets. Because information on most fund advisers' costs is not collected by regulators or otherwise publicly disclosed, GAO was unable to determine if advisers' costs had increased more, or less, rapidly than fund assets. Industry officials reported that some costs of operating mutual funds have been increasing, in part, because funds have been expanding the level of services they provide investors. Using data provided by the mutual fund industry association, GAO determined that the 480 percent growth in total fee revenues for advisers and other service providers for stock and bond funds[3] was commensurate with the total 490 percent asset growth in those funds during the period 1990 to 1998. Because of the unavailability of comprehensive financial and cost information, however, GAO was unable to determine overall industry profitability.

Although unable to measure the extent to which mutual fund advisers experienced economies of scale, GAO's analysis indicated that mutual fund expense ratios for stock funds had generally declined between 1990 and 1998. However, this decline did not occur consistently over this period, and not all funds had reduced their expense ratios. Because concerns had been raised over methodologies for existing mutual fund fee studies, GAO conducted its own analysis. GAO's analysis of data on the 77 largest mutual funds indicated that the expense ratios of these funds were generally lower in 1998 than they were in 1990, although average expense ratios for stock funds rose in the early 1990s before declining. The extent to which expense ratios declined also varied across types of funds as the ratios for the largest stock funds declined while those for bond funds generally remained the same. Furthermore, GAO found that not all of the largest funds with the greatest asset growth had reduced their fees. Among the 77 large funds analyzed, 51 of these funds had experienced asset

[2] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the cumulative total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's average net assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, distribution fees, and any other expenses associated with administering the fund that have been deducted from the fund's assets.

[3] Data on stock funds presented in this report also include information on hybrid funds. The report focuses primarily on stock and bond funds because money market funds generally have not been the subject of the recent concerns over fees.

growth of at least 500 percent from 1990 to 1998. Of these 51 funds, 38 (or 74 percent) reduced their operating expense ratios by at least 10 percent over the 9-year period from 1990 to 1998. However, the remainder had not reduced their expense ratios as much, including six funds that either had not changed, or had increased, their ratios.

As is customary for U.S. financial markets, regulators rely on competition to be a primary means of influencing the fees that mutual fund advisers charge. In general, industries where many firms compete for business generally have lower prices than industries where fewer firms compete. However, although thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisers generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Requiring that investors be provided information about the fees they pay on their mutual funds is another way regulators seek to help investors evaluate fees charged by mutual funds. Mutual funds currently disclose information on fund operating expense ratios and other charges when investors make their initial purchases. However, unlike other financial products, the periodic disclosures to investors who continue to hold their shares do not show, in dollars, each investor's share of the operating expenses that were deducted from the fund.[4] Although most industry officials GAO interviewed considered mutual fund disclosures to be extensive, others, including some private money managers and academic researchers, indicated that the information currently provided does not sufficiently make investors aware of the level of fees they pay. These critics have called for mutual funds to disclose to each investor the actual dollar amount of fees paid on their fund shares. Providing such information could reinforce to investors the fact that they pay fees on their mutual funds and provide them information with which to evaluate the services their funds provide. In addition, having mutual funds regularly disclose the dollar amounts of fees that investors pay may encourage additional fee-based competition that could result in further reductions in fund expense ratios. GAO is recommending that this information be provided to investors. Because producing such information would entail systems changes and additional costs, GAO is also recommending that cost-effectiveness and investor burden be considered when alternative means for disclosing the dollar amount of fees are evaluated.

[4] Mutual fund shareholder account statements do include the specific dollar amounts of certain fees or charges, such as for wire transfers, maintenance fees, or sales loads.

Regulators also look to a mutual fund's directors to oversee the operating expense fees their funds charge. The organizational structure of the typical mutual fund embodies a conflict of interest between the fund shareholders and the fund's adviser that can influence the fees charged. This conflict arises primarily because the adviser has the incentive to maximize its own revenues, but such action could come at the expense of the fund's shareholders. Because of this inherent conflict, mutual fund directors are tasked under federal law with reviewing and approving the fees charged by the fund adviser. Under current law, mutual fund directors are expected to review various data to ensure that the fees are not excessive and that the fees are similar to those of comparable funds. Mutual fund adviser officials told GAO that the directors of the funds they operate have been vigorous in reviewing fees and seeking reductions. However, others, including research organizations, academics, and private money managers, commented that the directors' activities may be keeping fees at higher levels because of this focus on maintaining fees within the range of other funds.

GAO received comments on a draft of this report from SEC; NASD Regulation (NASDR), which is the regulatory arm of NASD; and the mutual fund industry association, the Investment Company Institute. Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. However, these organizations also commented, among other things, that mutual funds already make extensive disclosures about fees and that competition on the basis of performance does represent price competition among mutual funds. GAO agrees that mutual fund disclosures are extensive but also believes that additional information on the specific dollar amounts of fees for operating expenses could be useful to investors and encourage additional price competition among fund advisers on the basis of fees directly.

Principal Findings

Although Advisers Expected to Experience Cost Efficiencies, Comprehensive Data on Their Costs Were Not Available

Academic studies and other research find that as mutual fund assets grow, mutual fund advisers experience operational efficiencies or economies of scale that would allow them to reduce their funds' expense ratios. As shown in table 1 below, data compiled by ICI indicate that mutual fund assets have grown considerably during the 1990s, with stock funds alone growing 1,081 percent as of year-end 1998.

Table 1: Total Assets for Stock and Bond Mutual Fund as of 1998

Dollars in billions

	1990	1998	Percentage change
Stock funds	$283	$3,343	1,081%
Bond funds	284	831	193
Total	**567**	**4,174**	**636**

Source: GAO analysis of ICI data.

As the assets in a mutual fund grow, economies of scale in a fund adviser's operations would result in the adviser's costs increasing more slowly than the rate at which its fund assets and revenues are increasing. For example, if the adviser of a fund employing 10 customer service representatives experiences 100-percent growth in its fund assets, this adviser may find that only 5, or 50 percent, more representatives would be needed to address the workload arising from the additional assets. In addition, GAO's analysis of data from ICI also indicated that although additional purchases by existing and new investors account for some of the increase in the industry's assets, as much as 64 percent of the mutual fund asset growth has come from appreciation in the value of the securities in these funds' portfolios. Fund growth resulting from portfolio appreciation would also provide additional economies of scale because such growth is not accompanied by many of the administrative costs associated with inflows of money to new and existing fund accounts.

However, GAO was unable to determine the extent to which mutual fund advisers experienced such economies of scale because comprehensive data on the total costs incurred by mutual fund advisers are not publicly available. Currently, mutual funds disclose to regulators and to their investors only those operating costs that have been deducted from the assets of the fund, but not the costs that the advisers incur to operate these funds. Although total cost data were not available, industry officials reported that fund advisers' costs have been increasing. Industry officials explained that these increased costs are the result of new services for mutual fund investors, increased distribution expenses, and higher personnel compensation expenses.

GAO estimated the total revenue that fund advisers and other service providers receive from the funds they operate.[5] Largely as a result of growth in mutual fund assets, mutual fund advisers and service providers were collecting significantly more revenues from fund operations in 1998 than they did in 1990. As shown in table 2 below, the revenues stock funds produced for their advisers and other providers had increased over 800 percent from 1990 to 1998.

Table 2: Estimated Mutual Fund Adviser and Service Provider Revenues From Operating Expense Fees 1990-1998

Dollars in millions

	Estimated fee revenues		
Fund type	1990	1998	Percentage change
Stock	$2,544	$22,931	801%
Bond	2,408	5,933	146
Totals	**4,952**	**28,864**	**483**

Source: GAO analysis of data from ICI.

Fee revenues for the largest funds have similarly increased. Using data on 77 of the largest stock and bond funds,[6] GAO found that the advisers and service providers operating these funds collected $7.4 billion in fee revenues in 1998. This was over $6 billion, or almost 560 percent, more than they collected in 1990. Over this same period, the assets of these funds increased by over 600 percent. Mutual fund advisers and service providers were also collecting more in fees on a per account basis. For example, the total dollars collected annually in fee revenues from stock funds rose 59 percent from an average of $103 per account in 1990 to $164 per account in 1997.

Although comprehensive cost data for most fund advisers were not available, analyses of information for 18 publicly traded mutual fund

[5] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[6] These 77 funds included all of the largest stock and bond funds in existence from 1990 to 1998. These 77 funds comprised 46 stock funds, including all stock funds with assets over $8 billion; and 31 bond funds, including all those with assets over $3 billion. The data for the stock funds include five hybrid funds that also invest in bonds or other debt securities.

advisers indicated that these firms' operating profits as a percentage of their revenues have been increasing for at least 5 years.

Average Mutual Fund Expense Ratios Have Generally Declined, But Not All Funds Reduced Their Ratios

GAO identified various studies and analyses of the trends in mutual fund fees. Some of these analyses found that mutual fund expense ratios and other charges had been declining, but other analyses found that expense ratios had increased. However, some industry participants criticized the methodologies used by these studies. For example, many of these studies failed to adjust for the increase in newer funds, which generally charge higher expense ratios than older funds.

Therefore, GAO conducted its own analysis of the trend in expense ratios. Data on the 77 largest mutual funds indicated that that these funds had grown faster since 1990 than the average fund in the industry.[7] Therefore, their advisers were more likely to have experienced economies of scale in their operations that would have allowed them to reduce their expense ratios. Because the sample consisted primarily of the largest and fastest growing funds in the industry, it may not reflect the characteristics and the trend in fees charged by other funds.

To calculate the average expense ratios for these funds, GAO weighted each fund's expense ratio by its total assets. The resulting average expense ratios represent the fees charged on the average dollar invested in these funds during this period. As shown in table 3, the average expense ratio declined by 12 percent for the largest stock funds and by 6 percent for the largest bond funds from 1990 to 1998, although this decline did not occur steadily over the period.

Table 3: Average Expense Ratio for 77 Largest Stock and Bond Funds From 1990 to 1998 In Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc. and Barron's Lipper Mutual Funds Quarterly.

Although the average expense ratio for these funds generally declined during the 1990s, not all of them reduced their fees. Overall, 23 of the 77 funds reported higher expense ratios in 1998 than in 1990. Table 4 shows the changes in expense ratios for the 51 funds among the 77 largest funds that experienced asset growth of at least 500 percent from 1990 to 1998. Of

[7] The sample focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions.

these funds, 38 (74 percent) had reduced their expense ratios by at least 10 percent during this 9-year period. Of the remaining 13 funds, 7 (14 percent) reduced their expense ratios by less than 10 percent, and 6 (12 percent) had either not changed their fees or had increased them.

Table 4: Fee Reductions by Large Funds Whose Asset Growth Exceeded 500 Percent From 1990 to 1998

Total change in fee from 1990 to 1998	Number of funds	Percentage
Reduction over 30 percent	17	33%
Reduction of 10 to 30 percent	21	41
Subtotal[a]	**38**	**74**
Reduction under 10 percent	7	14
No change	3	6
Increase under 10 percent	2	4
Increase of 10 to 30 percent	0	0
Increase over 30 percent	1	2
Subtotal	**13**	**26**
Total	**51**	**100**

[a]May not total due to rounding.

Source: GAO analysis of Morningstar and Barrons Lipper Mutual Funds Quarterly data.

Competition Does Not Focus on Price of Service

Active competition among firms within a given industry is generally expected to result in lower prices than in those industries in which few firms compete. Although hundreds of fund advisers offering thousands of mutual funds compete actively for investor dollars, their competition is not primarily focused on the fees funds charge. Instead, mutual fund advisers generally seek to differentiate themselves by promoting their funds' performance returns[8] and services provided.[9] Marketing their performance and service as different from those offered by others allows fund advisers to avoid competing primarily on the basis of price, as represented by the expense ratios they charge mutual funds investors. This applies particularly to actively managed funds investing in stocks. Advisers for money market funds; index funds;[10] and to some degree, bond funds are generally less able to differentiate their funds from others because these types of funds invest in a more limited range of securities than stock funds do. As a result, the returns and fees of such funds generally tend to be

[8] SEC requires funds to report their performance returns net of the fees deducted from fund assets.

[9] As discussed in chapter 4 of this report, the type of competition prevailing in the mutual industry appears to resemble "monopolistic competition," which is one of the primary competitive market types described by economists. Markets with monopolistic competition characteristically include large numbers of competing firms, ease of entry, and products differentiated on the basis of quality, features, or services included.

[10] Index funds invest in the securities represented in a broad-based index, such as the Standard & Poor's 500 Index.

more similar, and the fees are generally lower than the fees charged on most stock funds.

Fee Disclosures Do Not Provide Investors With Specific Dollar Amounts

The disclosures mutual funds are legally required to make are, among other things, intended to assist investors with evaluating the fees charged by the funds they are considering for investment. As required by SEC rules, mutual funds are required to provide potential investors with disclosures that present operating expense fees as a percentage of a fund's average net assets. In addition, these disclosures provide a hypothetical example of the amount of fees likely to be charged on an investment over various holding periods. However, after they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts.[11] These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter.[12] This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

Surveys conducted by industry research organizations, fund advisers, and regulators indicate that investors generally focus on funds' performance (net of fees), service levels, and other factors before separately considering fee levels. In contrast, investors appeared more concerned over the level of mutual fund sales charges, and industry participants acknowledged that as a result, the loads charged on funds have been reduced since the 1980s.

The mutual fund and regulatory officials GAO contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures are not making investors sufficiently aware of the fees they pay. One suggestion for increasing investor awareness was that mutual funds should disclose to each investor the actual dollar amount of the

[11] A requirement for quarterly statements arises under NASD rules, which govern the actions of the securities broker-dealers that act as the distributors of most mutual fund shares.

[12] Sales charges, redemption fees, and other transactional fees are disclosed in dollar amounts in either account statements or confirmation statements.

portion of the funds' fees they paid. Some of the officials GAO contacted indicated that having the specific dollar amount of fees disclosed to investors would spur additional fee-based competition among fund advisers. For example, a legal expert GAO contacted noted that having such information appear in investors' mutual fund account statements might also encourage some fund advisers to reduce their fees in order to be more competitive. Requiring that such information be provided to mutual fund investors would also make such disclosures more comparable to fee disclosures for other financial services, such as stock brokerage or checking accounts. Compared to mutual funds, the markets for these services appear to exhibit greater direct price competition.

Fund adviser officials GAO interviewed indicated that calculating such amounts exactly would entail systems changes and additional costs, but they also acknowledged that less costly means of calculating such amounts may exist. For example, instead of calculating the exact amount of fees charged to each account daily, a fund adviser could provide an estimate of the fees an investor paid by multiplying the average number of shares the investor held during the quarter by the fund's expense ratio for the quarter. Another alternative would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Mutual Fund Directors Tasked With Reviewing Fees, But Opinions on Their Effectiveness Were Mixed

The structure of most mutual funds embodies a potential conflict of interest between the fund shareholders and the adviser. This conflict arises because the fees the fund charges the shareholders represent revenue to the adviser. For this reason, mutual funds have directors who are tasked with overseeing the adviser's activities. Under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser.

In 1970, this act was amended after concerns were raised over the level of fees being charged by mutual funds. The amendments imposed a fiduciary duty on fund advisers and tasked fund directors with additional responsibilities regarding fees. These amendments to the act also granted investors the right to bring claims against the adviser for breaching this duty by charging excessive fees. Various court cases subsequently have interpreted this duty, and the decisions rendered have shaped the specific expectations currently placed on fund directors regarding fees. As a result, directors are expected to review, among other things, the adviser's costs, whether fees have been reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds.

The officials at the 15 mutual fund advisers[13] GAO contacted said that their boards have been vigorous in reviewing fees and have frequently sought reductions in the fees received by the adviser. However, some private money managers, industry researchers, and others have stated that the activities undertaken by directors may be serving, instead, to keep fees at higher levels than necessary, because the directors are just expected to keep their funds' fees within a range of similar funds instead of actively attempting to lower them.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, GAO recommends that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency Comments and GAO's Evaluation

GAO obtained comments on a draft of this report from the heads, or their designees, of SEC, NASDR, and ICI. These comments are summarized and evaluated in chapter 7, with specific comments made by each organization addressed in appendixes I through III.

Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his

[13] These firms included the advisers for 13 of the 77 largest funds and 2 smaller fund advisers.

letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials also raised several issues about GAO's report. All three organizations commented that mutual funds currently make extensive disclosures about their fees to investors at the time of purchase and in semiannual reports thereafter. For example, ICI's letter noted that promoting investor awareness of the importance of fund fees is a priority for ICI and its members. However, ICI expressed reservations about GAO's recommendation that investors periodically receive information on the specific dollar amounts of the operating expense fees deducted from their mutual fund accounts. Their concern is that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

GAO agrees with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing among funds prior to investing. The additional disclosure GAO recommends is intended to supplement, not replace, the existing disclosures. It should also serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on GAO's observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services and; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

GAO does not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

All three commenting organizations also generally questioned this report's finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that the draft report did not address the fact that mutual funds present performance net of expenses.

GAO's report notes that mutual funds' performance returns, which are the primary basis upon which funds compete, are required to be disclosed net of fees and expenses. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, GAO also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis and, in some cases, the charges for such services have been greatly reduced. Implementing GAO's recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals GAO interviewed regarding the role of mutual fund directors in overseeing fees. Although the individuals quoted in this report were critical of mutual fund directors setting their funds' fees only in relation to the fees charged by other funds, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

In response to these comments, text has been added to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments are presented in the report, directors are primarily emphasizing such comparisons over the other factors they are also are required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Contents

Figures

Abbreviations

ICI	Investment Company Institute
NASD	National Association of Securities Dealers
NASDR	NASD Regulation
NAV	net asset value
SEC	Securities and Exchange Commission
CDSL	contingent deferred sales load

Introduction

Mutual funds offer investors a means of investing in a diversified pool of stocks, bonds, and other securities. As of 1998, 44 percent of U.S. households owned mutual funds, and the returns, particularly for stock funds, had generally exceeded returns that could have been earned on savings accounts or certificates of deposit. Since 1984, assets in U.S. mutual funds increased about 14-fold, growing from $371 billion in 1984 to $5.5 trillion in 1998. Because costs of providing mutual fund services are generally expected to rise less rapidly as fund assets increase, the significant growth in recent years has prompted some concerns by some industry participants and the news media over the level of fees funds charge.

This report responds to requests by the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Minority Member of the House Committee on Commerce.

Background

A mutual fund is an investment company that pools the money of many investors—individuals or institutions—that it invests in a diversified portfolio of securities. Mutual funds provide investors the opportunity to own diversified securities portfolios and to access professional money managers, whose services they might otherwise be unable to obtain or afford.

A mutual fund is owned by its investors, or shareholders. Fund share prices are based on the market value of the assets in the fund's portfolio, after subtracting the fund's expenses and liabilities, and then dividing by the number of shares outstanding. This is the fund's net asset value (NAV). Per share values change as the value of assets in the fund's portfolio changes. Investors can sell their shares back to the fund at the current NAV,[1] and funds must calculate the shareholders' share prices on the day a purchase or redemption request is made. Many newspapers publish daily purchase and redemption prices for mutual funds.

Various types of funds are offered to investors. Three basic types of mutual funds include stock (also called equity), bond, and money market funds. Some funds that invest in a combination of stocks, bonds, and other securities are known as hybrid funds and are discussed in this report as part of the information presented for stock funds. Money market funds are referred to as short-term funds because they invest in securities that

[1] Shareholders of open-end mutual funds, which continuously issue and redeem shares, have a right to redeem shares at the current NAV. Closed-end funds, in which the number of shares is fixed, trade at market prices that are frequently above, or below, the actual NAV of the assets held by the fund.

generally mature in about 1 year or less; stock, bond, and hybrid funds are known as long-term funds. The firms that operate mutual funds frequently offer investors a family of funds that includes at least one each of the three basic fund types, although some firms may offer only one fund while others specialize in funds of a particular type, such as stock or bond funds. Of the total $5.5 trillion invested in mutual funds at the end of 1998, $2.98 trillion was invested in stock funds, $1.35 trillion was in money market funds, $831 billion was in bond funds, and $365 billion was in hybrid funds. This report will focus primarily on stock and bond funds because money market funds generally have not been the focus of recent concerns regarding fees.

Mutual Fund Assets Increased Dramatically in the 1990s

As shown in table 1.1, mutual fund assets grew dramatically in the 1990s, with stock funds growing 1,082 percent in the 1990-1998 period.

Table 1.1: Growth in Mutual Fund Assets, 1990-1998

Fund type	Total assets (dollars in millions)		Percentage growth
	1990	1998	
Stock funds[a]	$ 282,800	$ 3,342,900	1,082%
Bond funds	284,300	830,600	192
Money Market funds	498,300	1,351,700	171
Total	**1,065,500**	**5,525,200**	**419**

[a] This category combines equity and hybrid fund data.

Source: GAO analysis of Investment Company Institute data.

Mutual Funds Contract with Investment Advisers to Conduct Their Operations

Although it is typically organized as a corporation, a mutual fund's structure and operation differ from that of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. Mutual funds also have a board of directors that is responsible for overseeing the activities of the fund and negotiating and approving contracts with an adviser and other service providers for necessary services.[2]

However, mutual funds differ from other corporations in several ways. A typical mutual fund has no employees; it is created and operated by

[2] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

another party, the adviser, which contracts with the fund, for a fee, to administer fund operations. The adviser is an investment adviser/management company that manages the fund's portfolio according to the objectives and policies described in the fund's prospectus.[3] Advisers may also perform various administrative services for the funds they operate, although they also frequently subcontract with other firms to provide these services. Functions that a fund adviser or other firms may perform for a fund include the following:

- **Custodian**: A custodian holds the fund assets, maintaining them separately to protect shareholder interests.
- **Transfer agent**: A transfer agent processes orders to buy and redeem fund shares.
- **Distributor**: A distributor sells fund shares through a variety of distribution channels, such as directly through advertising or telephone or mail solicitations handled by dedicated sale forces, or by third-party sales forces. Funds that are marketed primarily through third parties are usually available through a variety of channels, including brokers, financial planners, banks, and insurance agents.

Distinct from the fund itself, the fund's adviser is generally owned by another entity with its own group of directors. (Ch. 6 of this report discusses in more detail the relationship between funds and their advisers and the specific legal duties placed on mutual fund directors.)

Mutual Fund Fees Include Operating Expenses and Sales Charges

Various fees are associated with mutual fund ownership. All mutual funds incur ongoing operating expenses for which they pay the adviser and other providers who operate and service the funds. An annual total of these operating expenses, commonly known as the fund's operating expense ratio, is expressed as a percentage of the fund's average net assets in a fund's prospectus and other reports. Fund operating expenses can vary in accordance with the work required by fund managers; the complexity of the fund's investments; or the extent of shareholder services provided, such as toll-free telephone numbers, Internet access, check writing, and automatic investment plans. The largest component of a fund's total expense ratio usually is the management fee, which is the ongoing charge paid to the investment adviser for managing the fund's assets and selecting

[3] In some cases, the adviser may contract with other firms to provide investment advice, becoming a subadviser to those funds.

its portfolio of securities. The management fee is customarily calculated as a percentage of the fund's average net assets.[4]

Included as part of the operating expenses that are directly deducted from some funds' assets are fees that go to compensate sales professionals and others for selling the fund's shares as well as for advertising and promoting them. These fees, known as "12b-1 fees," are named after the Securities and Exchange Commission (SEC) rules authorizing mutual funds to pay for marketing and distribution expenses directly from fund assets. The National Association of Securities Dealer, Inc. (NASD), whose rules govern the distribution of fund shares by broker dealers, limits 12b-1 fees used for these purposes to no more than 0.75 percent of a fund's average net assets per year. Funds are allowed to include an additional service fee of up to 0.25 percent of average net assets each year to compensate sales professionals for providing ongoing services to investors or for maintaining their accounts. Therefore, any 12b-1 fees included in a fund's total expense ratio are limited to a maximum of 1 percent per year.

In addition to the fees in the expense ratio, some mutual funds include a sales charge known as a "load." Loads usually compensate a sales representative or investment professional for advice they provide investors in selecting a fund. Loads can be applied at the time of purchase (a "front-end load") or at redemption (a "back-end load").[5] NASD rules limit the load that can be charged as part of purchasing fund shares to no more than 8.5 percent[6] of the initial investment. Some mutual funds, known as "no-load" funds, do not have sales charges[7]. Other fees that may be charged directly to investors for specific transactions include exchange fees (for transferring money from one fund to another within the same fund family) and account maintenance fees.

[4] The fees investors pay to the fund adviser constitute some of the adviser's revenue from operating the fund. For this reason, there is a potential conflict between the interests of the fund shareholders who pay the fund expenses and those of the adviser, which seeks to maximize its own revenues and profits. Chapter 6 of this report discusses how the laws that govern mutual funds have attempted to address this conflict of interest.

[5] A common type of back-end load, called a contingent deferred sales charge, typically is calculated as a percentage of the net asset value or offering price at the time of purchase and is payable upon redemption. However, such charges generally decrease incrementally on an annual basis and would not be applied to redemptions after a certain number of years.

[6] The maximum permissible front-end and deferred sales load varies depending on factors, such as whether the fund offers certain rights or imposes an asset-based sales charge or service fee.

[7] NASD rules prohibit members from describing a mutual fund as "no load" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed .25 percent of average net assets per year.

Mutual Fund Investors' Total Costs Vary Depending on How Shares are Purchased

The total charges for investing in a mutual fund can vary according to how the investor purchases shares. In some cases, investors may purchase mutual fund shares on the advice of an investment professional, including sales representatives employed by securities broker-dealers or banks or independent financial planners. When recommending mutual funds, these individuals may also be entitled to receive the sales loads charged by the funds as well as to charge the investors for providing investment services.

Many mutual funds can be purchased without professional assistance. To purchase the shares of these funds, investors contact the mutual fund companies directly, by visiting fund offices, or by telephone, mail, or Internet. Funds sold directly to investors in this way are known as "direct market" funds. In addition, investors can purchase direct market mutual funds through accounts they hold with broker-dealers. Investors may also use retirement benefit plans, such as 401(k) plans, to invest in any mutual funds.

Long-Term Impact of Annual Fees on Mutual Fund Investment Returns Can Be Significant

The annual fees that investors pay can significantly affect investment returns over the long term. For example, over a 20-year period a $10,000 investment in a fund earning 8 percent annually, and with a 1-percent expense ratio, would be worth $38,122; but with a 2-percent expense ratio it would be worth $31,117.

Various studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds. A March 1998 analysis by an industry research organization examined stock funds across six different investment objectives over a 5-year period and found that lower fee funds outperformed higher fee funds over 1-, 3-, and 5-year periods through November 1997.[8] For example, of the large funds that invest in undervalued securities, the funds in the quartile with the lowest fees, which averaged 78 cents per $100 of assets, had the highest average performance—returning 138 percent over 5 years. Conversely, the funds in the quartile with the highest fees—averaging $2.26 per $100 of assets—had the lowest performance return over the period, averaging 112 percent.

Various Federal Statutes Apply to Mutual Fund Activities

SEC oversees the regulation of mutual funds under the Investment Company Act of 1940. Among the act's objectives is to ensure that investors receive adequate, accurate information about the mutual funds in which they invest. Other securities laws also apply to mutual funds. Under

[8] Correlating Total Expenses to the Performance of Four and Five Star Equity Funds, Financial Research Corporation and Wechsler Ross & Partners (Mar. 2, 1998).

the Securities Exchange Act of 1934, persons distributing mutual fund shares or executing purchase or sale transactions in mutual fund shares are to be registered with SEC as securities broker-dealers. Broker-dealers who sell mutual funds are regulated and examined by both SEC and by the regulatory arm of NASD, called NASD Regulation, Inc. (NASDR). NASD, which is subject to SEC's oversight, acts a self-regulatory organization for brokerage firms, including those firms that engage in mutual fund distribution.

Neither federal statute nor SEC regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. As noted previously, NASD rules have placed certain limits on the sales charges and fees used to compensate sales personnel.

Although most mutual fund activities are subject to SEC and NASD requirements, the mutual fund activities conducted by some banks are overseen by the various bank regulatory agencies.[9] Because banks are exempt from the Securities Exchange Act of 1934, they are allowed to offer mutual funds and other securities to their customers without registering with SEC as broker-dealers. However, most banks have chosen to conduct their securities activities, including mutual funds, in subsidiaries or affiliates that are subject to SEC oversight. A small number of banks conduct securities activities either from within the bank or in other affiliates that are not subject to SEC oversight.[10] Depending on how such a bank is chartered, its mutual fund activities would be overseen by the Federal Reserve System, the Federal Deposit Insurance Corporation, or the Office of the Comptroller of the Currency.[11]

[9] Additional information on the mutual fund activities of banks is contained in Bank Mutual Funds: Sales Practices and Regulatory Issues (GAO/GGD-95-210, Sep. 27, 1995).

[10] However, the Gramm-Leach-Bliley Act passed in 1999 will require any banks conducting more than 500 securities transactions per year to move such activities into a securities broker-dealer after May 12, 2001.

[11] The Office of the Comptroller of the Currency oversees banks with national charters. The Federal Reserve System oversees bank holding companies and, in conjunction with state banking authorities, also oversees any state-chartered banks that are Federal Reserve members. The Federal Deposit Insurance Corporation oversees state-chartered banks that are federally insured but not members of the Federal Reserve. Any mutual fund activities conducted by thrifts would be subject to SEC's oversight because thrifts are not exempted from the definition of "broker" and "dealer" under the Securities Exchange Act of 1934.

Objectives, Scope, and Methodology

The objectives of this report were to review the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in fees, (3) how mutual funds compete, (4) the requirements for fee disclosures to fund investors and how industry participants view these disclosures, and (5) the responsibilities of mutual fund directors regarding fees and how industry participants view directors' activities.

As part of analyzing the trend in mutual fund advisers' costs and profitability, we interviewed various industry officials. These officials included representatives of 15 mutual fund advisers, including 13 large firms and 2 smaller firms. These firms included some of the largest mutual fund families, one firm affiliated with a bank, and several firms known for charging lower fees. We also interviewed officials from 10 industry research organizations that compile information, conduct analyses, or perform consulting services relating to the mutual fund industry. These firms included the major providers of data and analysis on the mutual fund industry. We also interviewed three officials from money management or financial planning firms and two former senior regulatory officials. In addition, we interviewed officials from two financial industry associations, including the Investment Company Institute (ICI), which is the national association of the U.S. mutual fund industry; and the American Association of Individual Investors. We also interviewed, and obtained information from, SEC and NASDR officials who oversee mutual fund activities.

We also obtained and analyzed data from ICI on the number of funds and total assets invested in mutual funds. ICI officials indicated that these data included information representing over 90 percent of the funds and the assets invested in mutual funds in the United States. We reviewed studies and analyses of the trend in mutual fund fees by academic organizations, industry associations, and regulators.

To identify what costs funds are required to disclose, we reviewed SEC regulations. We also reviewed the annual reports for a random selection of 35 funds, including at least 1 of the funds whose officials we interviewed, to identify the types of cost information these funds disclosed. We also discussed the trends in costs associated with operating mutual funds with industry officials at the organizations identified above. We also reviewed various academic research papers and analyses by industry research organizations and others. To identify the trends in average account size, we obtained and analyzed data from ICI. We also analyzed cost, revenue, and profitability data compiled by an industry research organization on 18 public mutual fund advisers, which represent all of the public companies whose primary business activity involves operating mutual funds as an adviser.

To determine the trend in mutual fund fees, we interviewed industry participants and reviewed studies, analyses, and academic research regarding mutual fund fees. To conduct our own analysis of the trend in fees, we collected and analyzed data on the largest mutual funds. These included the 77 largest mutual funds in existence for the entire 1990-1998 period based on asset size as of February, 28, 1999, as reported in the Lipper Mutual Funds Quarterly section in the April 5, 1999, issue of Barron's. We focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions. The 77 largest funds consisted of 41 stock funds and 5 hybrid funds, each with assets over $8 billion; and 31 bond funds, each with assets over $3 billion. We excluded 10 other stock, hybrid, and bond funds that were above the asset minimums but came into existence after 1990. We obtained annual expense, sales load, and asset data for each of the 77 funds for each year from 1990 to 1998 from Morningstar, Forbes Magazine, and Standard & Poor's; and from annual reports, prospectuses, and registration statements filed by the mutual funds with SEC or available at mutual fund internet sites.

To determine the nature and structure of competition in the mutual fund industry, we reviewed academic research papers, economic literature, speeches, testimonies, and other documents discussing mutual fund competition. We collected data on numbers of funds, fund complexes, and advisers. We also discussed the extent of competition with the funds with industry officials at the organizations identified above. To identify what factors funds emphasized in their advertisements, we collected and analyzed the content of selected business, news, and personal finance magazines.

To determine how mutual funds disclose their fees, we reviewed the relevant laws, rules, and regulations governing mutual fund fee disclosure and interviewed officials from SEC, NASDR, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. To compare mutual fund disclosures to those for other financial products and services, we reviewed the relevant regulations for those products and consulted with regulatory and industry association officials. To determine how investors use the information on fees, we reviewed studies and surveys done by industry research organizations. We also interviewed industry participants to obtain their opinions regarding the effectiveness of existing fee disclosures and suggestions for additional disclosures. A broker dealer also provided us summary information from a customer survey that included questions about the utility and desirability of current and proposed fee disclosures.

To determine the responsibilities of mutual fund directors regarding fees, we reviewed the relevant laws, rules, and regulations governing mutual fund organizational structure and directors' responsibilities. We also interviewed officials from SEC and NASDR. In addition, we discussed the effectiveness of fund directors with industry participants. From legal databases, we also obtained and reviewed decisions and other documents pertaining to various court cases involving mutual fund fees.

We conducted our work in Washington, DC; Chicago, IL; New York, NY; Boston, MA; San Francisco, CA; and Los Angeles, CA, between November 1998 and April 2000, in accordance with generally accepted government auditing standards. We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments received from SEC were incorporated into this report as appropriate.

Data Inadequate For Determining How Asset Growth Affected Adviser Costs

Academic studies and other research suggest that as mutual fund assets grow, mutual fund advisers should experience operational efficiencies—or economies of scale—that could allow them to reduce their funds' operating expense ratios.[1] However, we were unable to determine the extent to which mutual fund advisers experienced these economies of scale because information on the costs and profitability of most fund advisers was not generally publicly available. Industry officials reported that the costs of operating and providing mutual fund services have been increasing. Although comprehensive cost data were not available, we were able to determine that mutual fund advisers and other mutual fund service providers were earning significantly more in fee revenues in 1998 from the funds they operated than they had in 1990. In addition, analyses by industry research organizations of 17 public mutual fund management firms indicated that such firms were generally profitable and that their profitability had been increasing.

Fund Asset Growth Expected to Produce Economies of Scale

As fund assets grow, advisers usually experience increases in both their revenues and their costs. However, the research we reviewed and the officials we interviewed agreed that fund advisers experience operational efficiencies that result in their costs growing less rapidly than the assets of the funds they manage. Academic researchers and industry officials acknowledged that mutual fund advisers' operations likely experienced economies of scale as fund assets grew. Fund advisers also likely experienced economies of scale in their operations because the majority of fund asset growth has come from increases in the value of the securities in funds' portfolios, which is a less costly source of growth than additional share purchases by new or existing investors.

Many Agree that Mutual Fund Advisers Experience Economies of Scale

As fund assets grow, the adviser earns additional revenue because its fee is a percentage of the fund's average net assets. However, in performing the various services necessary to operate the fund, the adviser incurs various costs for services, such as researching selections for the portfolio and managing the investments to maximize returns. Fund advisers also incur costs to administer accounts, process account transactions, and promote their funds to attract new shareholders and additional investor inflows. The difference between the adviser's costs and the amount of revenue it collects is its operating profit from the fund. If the adviser's revenues are

[1] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's total assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, 12b-1 fees used for expenses associated with distributing fund shares, and any other expenses associated with administering the fund that have been deducted from its assets.

increasing faster than its costs, then the adviser is experiencing operational efficiencies, or economies of scale.

Academics, industry research organizations, regulators, and fund advisers we consulted generally agreed that mutual fund operations are subject to economies of scale as their assets grow. Most studies we reviewed found that as fund size increased, average operating expense fees decreased. A December 1999 ICI study reported that stock funds with assets of $250 million or less had an average expense ratio of $1.39 per $100 of assets, and funds with assets of over $5 billion had an average expense ratio of 70 cents per $100 of assets.[2] The ICI study also reported that funds with significant asset growth tended to reduce their expense ratios as they grew, suggesting the presence of economies of scale.

In this study, ICI states that the operating efficiencies that mutual fund advisers experience arise, not from spreading fixed costs across a growing asset base, but from needing proportionally fewer additional resources as assets grew. The study found that fund advisers typically expend additional resources for portfolio management, investment research, and fund administration as fund assets grow. For example, an adviser of a fund experiencing 100-percent growth in fund assets may need to add only 5 new hires to a staff of 10 customer service representatives, rather than doubling the staff to address the workload arising from the additional assets. Therefore, customer service personnel costs would be proportionally less for twice the assets.

Industry officials we interviewed also generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisers' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisers we interviewed also agreed that their operations experienced economies of scale.

Some of the studies and industry officials noted that economies of scale should not be assumed to exist on an industrywide level. For example, a study by one industry research organization, Lipper Analytical Services, Inc., stated that the mutual fund industry as a whole does not experience

[2] Investment Company Institute Perpective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

economies of scale, but individual funds do.[3] In his testimony before Congress, the ICI president offered various explanations as to why asset growth for the industry has not translated into economies of scale for all funds. For example, asset growth arising from the creation of new funds would not likely result in economies of scale because new funds usually incur high costs in their initial periods of operation. In addition, asset growth by certain funds could produce operating efficiencies for those funds but not for others that had not grown.

Substantial Asset Growth From Portfolio Appreciation Should Also Result in Economies of Scale

An additional factor that should contribute to economies of scale among mutual fund advisers was the extent to which their assets grew due to portfolio appreciation. Such growth results as the securities that have been selected and purchased for the fund's portfolio increase in value. As the value of the fund assets increase, the adviser's revenues also increase because it deducts its fee as a percentage of all of the assets in the fund. However, these additional assets would not be accompanied by the additional account processing costs that result from asset growth arising from additional share purchases by new or existing shareholders.

Mutual fund advisers likely experienced such economies of scale because most of the industry's growth in the 1990s resulted from portfolio appreciation. We analyzed industrywide data from ICI on the growth in mutual funds to determine the extent to which funds' asset growth resulted from either additional share purchases by existing and new investors or from appreciation of the securities within fund portfolios. As shown in table 2.1, portfolio appreciation accounted for about 56 percent of the mutual fund asset growth for all stock and bond funds. In contrast, growth resulting from additional investor share purchases accounted for about 44 percent these funds' growth.

Table 2.1: Source of Asset Growth for All Stock and Bond Funds From 1990 to 1998

Fund type	Portfolio appreciation	Investor share purchases	Totals
Stock funds	56.5%	43.5%	100%
Bond funds	54.2%	45.8%	100%
Totals	**56.1%**	**43.9%**	**100%**

Source: GAO analysis of ICI data.

[3] The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998).

Cost Data Not Generally Available for Mutual Fund Advisers' Overall Operations

Determining the extent to which mutual fund advisers experienced economies of scale was not possible because comprehensive data on advisers' costs are not publicly available. Mutual funds are required to disclose certain fees and costs paid by investors that are deducted from fund assets, but these disclosures do not specify the costs that the adviser incurs in providing services to the fund.

Under the requirements of the securities laws, a fund is required to periodically disclose to fund shareholders the costs attributable to individual funds. Among these costs is the fee that the adviser to the fund charges for managing the fund and selecting the investments to be included in its portfolio. In addition, these costs include those resulting from various administrative functions performed as part of operating a fund, such as those for legal services or the printing of required reports.

Under the laws governing mutual fund activities, mutual funds must make publicly available certain financial information applicable to the fund when initially offering shares to the public and on a semiannual basis thereafter. This information includes a balance sheet, which lists the fund's assets and liabilities; and a statement of operations. The statement of operations presents the income and expenses incurred by the fund. A fund's income is generally the dividends and interest earned on the securities in its portfolio. For expenses, the disclosure requirements for the statement of operations are relatively brief and require separate reporting of

- investment advisory, management, and service fees in connection with expenses associated with the research, selection, supervision, and custody of investments;
- amounts paid as part of a 12b-1 plan; and
- any other expense items that exceed 5 percent of the total expenses.

In addition, funds are required to disclose in footnotes to this statement how the management and service fees were calculated. Funds are also required to provide information on the net change in the assets of the fund resulting from operations, which includes any realized and unrealized gains or losses.

Review of the financial statements issued for 35 funds[4] indicated the information disclosed for these funds was generally similar. The total amounts expended for the management or advisory fee and for expenses

[4] Included among these 35 funds were at least 1 of the funds offered by the 15 advisers that we contacted and a random selection of others that we obtained from public filings made to SEC.

relating to the directors were disclosed for every one of the funds we reviewed. The amounts expended for audit services and shareholder reporting were also shown in the reports of a majority of the 35 funds.

Although funds provide some information on the operating costs of individual mutual funds, the trend in the costs and profitability of advisers that manage mutual funds cannot be identified from the required reporting for individual funds. The information disclosed by funds pertains to the funds' associated income and expenses, but the advisers that operate these funds are separate legal entities with their own revenues and costs. Some of the revenue earned by fund advisers can be determined from the amount of management/advisory fees shown in fund disclosures. However, the reporting does not include disclosure of the specific costs that advisers incur to operate a fund. Nor does the material that mutual fund advisers file with SEC include such information. For example, the salaries of portfolio managers or other executives an adviser employs or the research expenses it incurs are not required to be disclosed. Without knowing the specific costs the adviser incurred to operate the funds it offers, the profitability of most mutual fund advisers cannot be determined. Some of the advisers that manage mutual funds are publicly owned companies and thus are required under other SEC regulations to periodically disclose the financial results of their operations. However, the majority of advisers are privately held and thus not subject to these requirements.

Fund and Other Industry Officials Report that Mutual Fund Operating Costs Have Risen

Only limited public data existed on the individual costs incurred by mutual fund advisers, but this information and industry officials' statements indicated that costs have been rising. Some of the increase in overall operating costs stemmed from the costs of the new services that advisers have added to those they already perform for investors or for the firms that market mutual funds. In addition, overall operating costs have risen due to increases in other areas, including the costs of distribution, advertising, and personnel.

New Services Increase Operating Costs

Mutual fund officials cited new services as an important reason for the increasing costs of operating mutual funds. Testifying before Congress, the president of ICI stated that mutual fund advisers are under substantial competitive pressure to provide enhanced and sometimes costly services. Officials at the industry research organizations and at the mutual fund advisers we contacted also indicated that new and expanded services have raised costs. Among the new services that these firms are adding were new telecommunication services. These included such services as 24-hour telephone centers and voice-recognition systems to provide investors with information and more convenient access to their accounts. Mutual fund advisers are also increasingly providing information and account access services over the Internet.

Distribution Costs Also Increasing

Mutual fund advisers have also apparently experienced increased costs incurred as part of having their funds distributed. Some broker-dealers whose sales representatives market mutual funds have narrowed their offerings of funds or have created preferred lists of funds, which then become the funds that receive the most emphasis in the marketing efforts made by broker-dealer sales representatives. When a fund is selected as one of the preferred fund families on these lists, the mutual fund adviser is required to compensate the broker-dealer firms. According to one research organization official, there are significantly fewer distributing firms than there are mutual fund advisers. As a result, the mutual fund distributors have the clout to require the advisers to pay more to have their funds sold by the distributing firms' staff. For example, distributors sometimes require fund advisers to share their profits and pay for expenses incurred by the distributing firms, such as requiring an adviser to pay for advertising or for marketing materials that are used by the distributing firms.[5]

Mutual fund advisers' distribution costs are also increased when they offer their funds through mutual fund supermarkets. Various broker-dealers, including those affiliated with a mutual fund adviser, allow their customers to purchase through their brokerage accounts the shares of funds operated by a wide range of fund advisers. Although these fund supermarkets provide the advisers of participating funds with an additional means of acquiring investor dollars, the firms that provide such supermarkets generally require fund advisers to pay a certain percentage on the dollars attracted from purchases by customers of the firm's supermarket. For example, advisers for the funds participating in the Charles Schwab One Source supermarket pay that broker-dealer firm up to 0.35 percent of the amount invested by that firm's customers.

Fund Advertising Costs Also Increasing

Another area in which mutual fund advisers were reportedly experiencing higher costs was in advertising expenditures. According to data compiled by one industry research organization,[6] consumer investment advertising by financial services companies has grown at an annual rate of 33 percent from 1995 to 1998, with nearly $1 billion spent in 1998.

[5] Amounts paid to fund distributors deducted from fund assets must be paid pursuant to a 12b-1 plan. Other amounts paid to distributors would come out of adviser profits.

[6] "Fund Advertising: Evolving Trends Among Television, Internet, and Print Media," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Jan. 18, 1999).

Industry officials offered various reasons for increased advertising expenditures. As discussed in chapter 4 of this report, mutual fund advisers attempt to compete primarily by differentiating their firms' fund offerings from those of other firms. For example, one industry research organization official indicated that competition among so many funds requires advisers to increasingly promote their particular funds. Mutual fund supermarkets may also increase fund advisers' advertising expenses. Advisers selling through fund supermarkets may find that they avoid the costs associated with a salesforce or certain other expenses. However, increasing the likelihood that investors will select their funds out of all those offered through such supermarkets usually requires that advisers must spend on advertising to increase investor awareness of their funds.

Personnel Costs Also Increasing

Although already paying among the highest levels of compensation, mutual fund advisers apparently have to pay increasing amounts to attract and retain personnel. Mutual fund personnel are among the best-compensated staff among various financial organizations. In 1999, an association for the investment management profession and an executive recruiting firm sponsored a study of compensation for 19 different positions among 7 types of financial industries.[7] Along with mutual funds, the other industries were (1) banking; (2) insurance; (3) investment counseling; (4) pension consulting; (5) plan sponsors, endowments, and foundations; and (6) securities broker-dealers. The study obtained data by survey for staff employed in these industries in various positions; including chief executives, chief investment officers, research directors, securities analysts, and portfolio managers for four different investment types. According to our analysis of the information presented in this study, the industry median compensation for mutual fund industry overall was the highest among the seven industries. Across the various positions, the compensation for mutual fund industry personnel was ranked as the highest or second highest in 13 of the 19 positions surveyed. Specifically, mutual fund industry personnel had the highest compensation in six of the positions, including having the highest median compensation for chief executive officers and for each of the four portfolio manager positions.

Personnel costs are also reportedly rising for mutual fund advisers. Officials with three of the industry research organizations we contacted cited expenses for personnel as an area in which fund advisers have experienced increased costs. An official at one such organization told us that with the low unemployment rate, fund advisers must pay personnel

[7] 1999 Investment Management Compensation Survey, Association for Investment Management and Research and Russell Reynolds Associates (Jul. 20, 1999).

more to avoid losing them and having to replace them with new and untrained personnel.

Officials at the mutual fund advisers we contacted also cited personnel as an area in which their costs were increasing. Many officials noted that mutual fund industry personnel costs are being driven higher due to competition for quality personnel from hedge funds.[8] An official with one large fund adviser told us that increasing the size of compensation packages for portfolio managers was necessary to keep them from leaving to join hedge funds. He likened the market for such staff to that for sports stars.

Information Technology Expenditures Also Increase But May Eventually Reduce Adviser Costs

Fund adviser and other officials also cited the need to make continued investments in their overall information technology resources as a source of increased costs to their operations. For example, officials at one mutual fund adviser told us the staffing of their information technology department has risen from 1 person to over 700 over a 26-year period. Mutual fund adviser and industry research officials also described other information technology expenditures that firms are making; including implementing automated telephone voice processing systems and creating Internet Web sites.

Although mutual fund advisers are reportedly experiencing increased costs resulting from the increased investments they are making in technology and service enhancements, some of these investments may result in reduced operating costs in the future. According to officials at two industry research organizations, the investments that fund advisers make in technologies such as the Internet and voice-processing systems will eventually allow them to reduce service costs. According to an article prepared by one of these research organizations,[9] companies that deploy Web-based customer services can cut their costs by close to half, if not more. For example, the article cites research by one organization that indicated that typical customer service transactions cost $5 if responded to by a live agent, 50 cents if by a voice response system, and a few cents if done on the Web.

[8] Hedge funds are private investment partnerships or offshore investment corporations that include a general partner, which manages the fund, and a limited number of other investors that usually must meet high minimum investment requirements.

[9] "How Fund Companies Are Using the Internet to Strengthen Customer Relationships and Cut Costs," Mutual Fund Café: Inside Scoop, DeRemer & Associates and Wechsler Ross & Partners (Aug. 1998)

Asset Growth Has Varying Effects on Fund Advisers' Costs

Fund asset growth can affect advisers' costs in varying ways. Although mutual fund advisers' costs were reportedly rising, industry officials explained that these costs do not generally rise smoothly as assets increase. Officials also indicated that advisers' costs rise more when their asset growth comes from new accounts rather than from existing shareholders.

Adviser Costs Do Not Rise Smoothly

According to industry officials, the costs of providing mutual fund services may not rise in a smooth, continuous way. Officials at the mutual fund advisers we contacted told us that some of their operating costs increase in a staggered fashion as their assets grow. For example, officials at one adviser said that as their assets grow, they find that the number of staff performing certain functions, such as answering customer inquiries, can stay the same for some time. However, when assets reach a certain level, they find that they must add additional staff to address the additional workload. Therefore, although assets may be growing steadily, many of their costs remain temporarily fixed until certain asset levels are reached; then their costs rise to a new, higher fixed level. Officials at another fund adviser explained that other costs are more fixed; thus, as assets grow, these costs go down on a per-share basis. Such costs would include the cost of maintaining custody[10] over the securities invested in by their funds.

New Accounts Also Increase Adviser Costs

Fund adviser officials also explained that if their asset growth comes from new accounts, then their costs correspondingly increase more than if the additional dollars came instead from existing shareholders. Officials at one mutual fund adviser told us much of the industry's asset growth has come from new, smaller accounts. They said that such accounts are more expensive to service than larger accounts on a per dollar basis, because each account requires a minimum level of service regardless of size.

However, we analyzed data on shareholder accounts compiled by ICI. Although the number of shareholder accounts for stock funds has grown by over 430 percent, from 22 million in 1990 to about 120 million in 1998, this was less than the growth in the assets of these funds, which grew by over 1,100 percent during that same time frame.

Changes in the average account size at individual mutual fund advisers can affect these firms' costs. For example, officials at one mutual fund adviser reported to us that their average account size had fallen from $12,000 to

[10] Mutual funds pay such costs to entities known as custodians, which provide for the safekeeping of stock certificates and other assets owned by the funds.

$9,000, with its median size being $1,500. According to this firm's officials, having more, smaller accounts increases their overall servicing costs.

Although some firms may experience a decline in their average account size that results in an increased cost per account, industrywide data indicated that this is not affecting all firms. According to our analysis of ICI data, the average account size for all stock funds in the industry has risen by 127 percent, from just under $11,000 in 1990 to almost $25,000 in 1998. The average account size in 1998 for bond funds has increased similarly since 1990 as well.

Fee Revenues Have Increased Significantly

Although comprehensive data on the costs fund advisers incurred was not available, the revenue fund advisers and other service providers collect as fees from the mutual funds they operate appears to have increased significantly. The fee revenues earned by the advisers and service providers of the largest mutual funds have also risen significantly during the 1990s.[11] The amount of fees collected on a per account basis has also risen.

As mutual fund assets have grown, the revenues that fund advisers and other service providers collect through the fees they deduct from these funds have also risen. ICI provided us with data on the assets and operating expense fee revenues for 4,868 stock and bond funds, which their officials indicated represented over 90 percent of the total industry assets for these fund types.[12] As shown in table 2.2, our analysis of this data indicated that asset growth has led to comparable growth in the fee revenues earned by mutual fund advisers and other service providers.

Table 2.2: Growth In Mutual Fund Assets and Estimated Fund Adviser and Other Service Provider Fee Revenues 1990-1998

Dollars in millions

Fund type	Total assets			Estimated fund adviser and provider fee revenues[a]		
	1990	1998	Percentage change	1990	1998	Percentage change
Stock	$256,766	$2,396,410	833%	$2,544	$22,931	801%
Bond	268,529	698,365	160	2,408	5,933	146
Totals	525,295	3,094,775	489	4,952	28,864	483

Source: GAO analysis of data from ICI.

[11] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[12] The total asset amounts differ from those presented elsewhere in this report because the data ICI provided for this revenue analysis did not include any funds sold as part of variable annuity products.

The largest funds have also produced more revenue for their advisers and other service providers during the 1990s. Using 1998 data, we identified the 77 largest stock and bond funds that had been in existence since 1990.[13] For these funds, we found that the advisers and service providers operating these funds collected $7.4 billion in revenues from the fees deducted from these funds' assets in 1998. As shown in table 2.3, this was over $6 billion, or almost 560 percent more than they earned in 1990.

Table 2.3: Assets and Fee Revenues for 77 Largest Mutual Funds for 1990-1998

Dollars in millions

	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Total assets	$164,425	$232,985	$303,339	$409,755	$432,241	$595,857	$745,889	$954,725	$1,157,219	604%
Total fee revenue	$1,128	$1,640	$2,157	$2,986	$3,255	$4,488	$5,387	$6,347	$7,428	559

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Some of the largest funds experienced significant increases in their fee revenues from 1990 to 1998. For example, the assets of the largest stock fund grew 580 percent from $12.3 billion in 1990 to $83.6 billion in 1998. The revenues of the adviser and other service providers for this fund grew 308 percent, increasing from about $127 million to over $518 million during the same period. As the assets of another stock fund grew 825 percent from $5.6 billion in 1990 to $51.8 billion in 1998, its adviser's adviser and other service providers' revenue increased 729 percent, growing from $38.7 million to $321 million during the same period.

On an industrywide basis, the average amount of total revenues fund advisers and other service providers earned per investor account has also risen. According to data compiled by ICI, the increase in fee revenues on a per account basis has been less dramatic than the increases in total fee revenues shown above. As shown in table 2.4, the average fees collected by fund advisers and other service providers per account rose 61 percent for stock funds and 37 percent for bond funds from 1990 to 1997.[14]

[13] Using data as of February 24, 1998, we identified these funds as being the largest funds that had been in existence since at least 1990. These 77 funds included 46 stock funds (including 5 hybrid funds that invested in both stocks and bonds), each with assets over $8 billion; each of the 31 bond funds had assets of $3 billion. Collectively, these 77 funds had combined assets of $1.157 billion in 1998 and represented nearly 28 percent of the $4,174 billion in total industry assets invested in these types of funds. As of that date, 10 other funds had similar levels of assets as the funds in our analysis; we did not include them in our analysis because they had been created after 1990.

[14] ICI did not provide data on the number of accounts for 1998.

Table 2.4: Average Fees Collected For Stock and Bond Funds in Dollars Per Account from 1990 to 1997

Type of fund	1990	1991	1992	1993	1994	1995	1996	1997	Percentage change
Stock	$102	$106	$122	$136	$138	$135	$150	$164	61%
Bond	184	180	210	230	237	223	235	251	37

Source: GAO analysis of data from ICI.

Data for Some Mutual Fund Advisers Indicates Profitability Has Been Increasing

Recent data on the profitability of mutual fund advisers were generally limited to a few studies done by industry research organizations.[15] As noted previously, financial statements are not available for most mutual fund adviser firms. Although hundreds of mutual fund advisers exist, information was available for only a small subset of firms that have issued securities to the public, which requires them to file publicly available financial statements with SEC. The financial results of these public mutual fund adviser firms may not be representative of the industry as a whole because the public firms tend to be among the largest firms. However, analysis of information for some of these firms indicated that they were generally profitable and that their profitability had been increasing.

An analysis by 1 industry research organization of 18 mutual fund advisers indicated that these firms' revenues were generally growing faster than their expenses. This organization, Strategic Insight, LLC., annually reports on trends in mutual fund adviser costs and profits by using data for those advisers that have issued securities to the public and thus are required to make their financial statements publicly available. For its analysis, Strategic Insight reviewed the financial results from 1994 to 1998 for 18 public companies[16] that manage mutual funds and other private account assets. According to its report, these 18 firms managed about $1.1 trillion in mutual fund assets and accounted for about 20 percent of total industry assets in 1998. As shown in table 2.5, the operating expenses for the 18 companies have been rising since 1995, but their data indicated that the rate of increase has been slowing each year.

[15] The studies we identified that addressed mutual fund adviser costs or profitability included Money Management Financial Comparisons 1998, Strategic Insight, LLC. (New York, NY: Apr. 1999); The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998); and Price Valuation and Performance Analytics, Putnam Lovell Thornton & LaGuardia (Apr. 1999).

[16] The companies include AMVESCAP PLC, Affiliated Managers Group, Alliance Capital L.P., Eaton Vance, Franklin Resources, Federated Investment, Gabelli Asset Management, Kansas City Southern (financial group only), Liberty Financial, PIMCO Advisors L.P., Phoenix Investment Partners, Pioneer Group, Pilgrim America, The John Nuveen Company, Nvest L.P., T. Rowe Price, United Asset Management, and Waddell & Reed.

Table 2.5: Change In Revenue and Expenses From Prior Year and Resulting Operating Margin for Public Asset Management Companies

	1995	1996	1997	1998
Fee revenue growth	43%	36%	34%	28%
Operating expense growth	48	34	31	27
Operating profit margin[a]	33	34	35	36

[a]Operating margin is the percentage that operating profit (revenue minus expenses) represents of total revenue before taxes.

Source: Strategic Insight, LLC., analysis of 18 public companies

Although the Strategic Insight data shows that expenses have been increasing for these companies, it also showed that their revenues were, on average, increasing at a higher rate than their expenses between 1996 to 1998.

As table 2.5 also shows, Strategic Insight found that as measured by profit margins, the profitability of these mutual fund management companies has been increasing. In 1998, Strategic Insight's calculations indicated that these 18 companies' pretax operating profits, calculated by subtracting total expenses from total revenues before subtracting taxes, averaged about 36 percent of their revenues.

These mutual fund advisers also appear generally profitable compared to firms in other industries. A commonly used measure of profitability is return on equity, which is the ratio of profits to the amount of equity invested in the business by the firm's owners, which is derived by subtracting the firm's liabilities from its assets.

The Strategic Insight data lacked complete information on all 18 publicly traded mutual fund advisers, but we were able to assess the rates of return on equity of 9 of the advisers as far back as 1995. From 1995 to 1998, the returns on equity for these nine firms were generally consistent and ranged, on average, between 23 and 26 percent during these years, with the 26 percent occurring in 1998. This was comparable to the 500 U.S. companies in the Standard & Poor's 500 index, whose return on equity had averaged 22 percent from 1995 to 1999.

Mutual Fund Operating Expense Ratios Generally Declined

Previously completed studies of trends in the operating expense ratios charged by mutual funds produced varying conclusions as to whether such fees were declining or increasing and faced criticism over the methodologies they used. Our own analysis indicated that the expense ratios charged by the largest funds were generally lower in 1998 than their 1990 levels, but this decline did not occur consistently over this period. The expense ratios for the largest stock funds, which experienced the greatest asset growth during the 1990s, declined more than had the largest bond funds, whose expense ratios had generally remained flat. Finally, not all funds have reduced their fees despite experiencing growth in their assets. Our analysis of the largest funds indicated that 25 percent of the funds whose assets grew by 500 percent or more since 1990 had not reduced their expense ratios by at least 10 percent by 1998, including some funds that raised their fees.

Studies Also Find Mixed Trend in Fees Across Industry

Studies and analyses that looked at the trend in operating expense ratios and other charges to mutual fund investors had generally mixed findings, with some finding fees have risenand others finding them to have declined. Questions were raised about the conclusions of some of these studies because of the methodologies they used.

Some Studies Find Declines in Mutual Fund Fee Charges

Some of the studies we reviewed that had looked at the overall trend in mutual fund fees since 1990 found that the operating expense ratios and other charges were declining. Among these were a series of studies conducted by ICI, which looked at the trend in mutual fund fees charged by stock and bond funds.[1] In these studies, ICI combined funds' annual operating expense ratios with an amortized portion of any sales loads charged.[2] To calculate the average total annual costs for all funds, ICI multiplied each fund's total cost by the proportion that its sales represented of all fund sales that year. ICI stated that this methodology was intended to incorporate all of the costs that an investor would expect to incur in purchasing and holding mutual fund shares. Weighting these costs by fund sales was intended to reflect the costs of funds actually being chosen by investors each year.

[1] The three ICI studies were: Trends in the Ownership Cost of Equity Mutual Funds, November 1998; Total Shareholder Cost of Bond and Money Market Mutual Funds, (Washington. D.C.: Mar. 1999); and Mutual Funds Costs, 1980-1998, (Washington, D.C.: Sep. 1999). ICI also issued a related study of economies of scale that also included fee trend information: Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

[2] To account for any sales loads charged, the ICI researchers spread (or amortized) the load charges over numerous years according to estimates of the average period over which investors hold their funds. Thus, the total costs to fund shareholders each year was calculated as the annual operating expenses plus that year's proportionate share of any applicable sales load.

Using this methodology, ICI found that the total costs investors incurred as part of purchasing mutual funds declined 40 percent between 1980 and 1998 for stock funds and 25 percent between 1980 and 1997 for bond funds. The studies also reported that a significant factor in the declining investor costs was the shifting by investors to lower cost funds. This shift by investors was also reflected in data showing faster growth in no-load funds than load funds. The ICI studies reported that a general decline in distribution costs (sales loads and 12b-1 fees) also contributed to the overall decline in investor costs.

Other Studies Found Fees Rising

In contrast, some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising. These included analyses by academic researchers, industry research organizations, and regulators. For example, an analysis by an academic researcher indicated that the median asset-weighted average operating expense ratio of funds in the industry had increased by 7 percent from 1987 to 1998. An internal study by SEC staff found that median expense ratios had increased by 11 basis points from 1979 to 1992.

Criticisms Raised Regarding the Methodologies Used by Some Fee Studies

The conclusions reached by some of the mutual fund fee studies have been criticized because of the methodologies used. Some industry participants were critical of the conclusions reached in the ICI studies because it calculated average annual shareholders' costs by weighting them by each fund's sales volume. For example, analysts at one industry research organization acknowledged that the ICI data may indicate that the total cost of investing in mutual funds has declined. However, they said that because ICI weighted the fund fees and other charges by sale volumes, the decline ICI reports results mostly from actions taken by investors rather than advisers of mutual funds.[3] These research organization officials noted that ICI acknowledged in its study that about half of the decline in fund costs resulted from investors increasingly purchasing shares in no-load funds.

Criticisms were also made of some studies or data that reported that the mutual funds fees had been rising. Such studies usually did not focus on a fixed number of funds over time but instead averaged the fees of all funds in existence each year. Critics noted that the averages calculated by these studies would be biased upwards by the increasing number of new funds, which tend to have high initial expenses until certain asset levels are reached. Such averages would also be influenced upwards by the

[3] Morningstar.Net Commentary: Revisiting Fund Costs: Up or Down?, Scott Cooley, Morningstar, Inc. (Feb. 19, 1999).

increasing prevalence of funds with more specialized investment objectives, such as international funds, which usually have higher research costs and thus tend to have higher expense ratios overall than other funds.

Largest Mutual Funds Generally Grew Faster Than Industry Average

Our analysis indicated that the largest funds grew more than other funds in the industry. As shown in table 3.1, the average size of the 46 largest stock funds increased by about 1,100 percent from 1990 to 1998; the average size of all other stock funds increased by about 300 percent. Combined, the average size of the largest stock and bond funds grew by about 600 percent during this period as compared to the approximately 200-percent increase in the size of all other stock and bond funds.

Table 3.1: Average Size of Stock and Bond Mutual Funds from 1990 to 1998

Dollars in millions

	Average size of fund		
Largest Funds	**1990**	**1998**	**Percentage change**
46 stock funds	$1,828	$21,459	1,074%
31 bond funds	2,551	5,828	128
Total for largest funds	**2,135**	**15,029**	**604**
All other funds in industry			
Stock funds	159	602	279
Bond funds	206	291	41
Total for all other funds	**178**	**484**	**172**

Source: GAO analysis of data from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Among Largest Funds, Average Expense Ratios Declined for Stock Funds but Less so for Bond Funds

Because they grew more than other funds, the largest funds would likely have been subject to the greatest economies of scale, which could have allowed their advisers to reduce the fees they charge investors. In general, the expense ratios on large mutual funds investing in stocks have been reduced since 1990, but the ratios of funds investing primarily in bonds have declined only slightly since then. In addition, these declines did not occur consistently over the period from 1990 to 1998.

According to our own analyses and those performed by others, larger mutual funds have generally reduced their operating expense ratios during the 1990s. Using the data we collected on the 46 largest stock and 31 largest bond funds in existence from 1990 to 1998, we calculated a simple average of their operating expense ratios. The simple average represents the fee an investor would expect to pay by choosing among the funds at random. As shown in figure 3.1, the average expense ratio per $100 of assets for largest stock funds declined from 89 cents in 1990 to 71 cents in 1998, which was a decline of 20 percent. The expense ratio for the largest bond funds was 66 cents in 1990 and 64 cents in 1998, a decline of 3 percent.

Figure 3.1: Average Expense Ratios for 77 Largest Stock and Bond Mutual Funds From 1990 to 1998


Dollars per $100 of assets
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.89
$0.86
$0.84
$0.83
$0.82
$0.80
$0.77
$0.73
$0.71
$0.66
$0.65
$0.63
$0.61
$0.62
$0.65
$0.64
$0.64
$0.64
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
31 Bond funds
46 Stock funds

Source: GAO analysis of data from from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Analysis by the mutual fund industry association, ICI, also found that the advisers of large stock funds had generally reduced their funds' operating expense ratios. In its November 1998 study, ICI presented its analysis of data on the 100 largest stock funds established before 1980. It reported that the simple average of the operating expense ratios for these funds had declined from 82 cents in 1980 to 70 cents in 1997, representing a decline of about 15 percent.

The decline in the fees charged by the largest stock and bond funds did not occur consistently over the period from 1990 to 1998. For both the stock funds and the bond funds in our analysis, we calculated the percentage that operating expense revenues represented of these 77 funds' total assets during 1990 to 1998. This represents what the average dollar invested in these funds was charged in fees during this period. As shown in table 3.2, the fees paid by the average dollar invested in the largest stock funds rose in the first years of this period before declining in the last several years. As table 3.2 also shows, the fees paid by the average dollar invested in the largest bond funds remained relatively constant during this period but also declined in the most recent years.

Table 3.2: Asset-Weighted Average Operating Expense Ratios for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Asset Growth Usually Resulted in Lower Expense Ratios but Not All Funds Made Reductions

Although mutual funds in general appear to have reduced their operating expense ratios, our analysis and those by others indicated that not all funds had. The more funds' assets had grown, the more likely the fund adviser was to have reduced the expense ratios of those funds. Even among funds that grew significantly, however, not all had reduced their ratios by more than 10 percent.

Most Large Funds Had Reduced Expense Ratios

Our analysis and those by others indicated that the advisers for most large funds had reduced their funds' expense ratios. Of the 77 large funds for which we collected data, 54 funds, or 70 percent, had lower operating expense ratios in 1998 than they had in 1990 (see table 3.3). As can also be seen, the largest bond funds were less likely to be charging lower fees than were stock funds; 48 percent of the bond funds had lower expense ratios compared to 85 percent of the stock funds.

Table 3.3: Change in Operating Expense Ratios Charged by 77 Largest Stock and Bond Funds 1990-1998

	Funds that reduced fees		Funds with no change in fees		Funds that raised fees		Total number of funds
Type of fund	Number	Percentage	Number	Percentage	Number	Percentage	
Stock	39	85%	2	4%	5	11%	46
Bond	15	48	2	6	14	45	31
Total	54	70	4	5	19	25	77

Note: percentages do not total to 100 percent due to rounding.

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

ICI also found that the expense ratios of large funds had declined over time. In its December 1999 study that discussed economies of scale for mutual funds, ICI provided data on the trend in operating expense ratios for 497 stock funds in existence as of 1998. ICI selected these funds because they all had assets of at least $500 million and thus had experienced significant asset growth and likely reached sufficient size to realize economies of scale. ICI reported that 368, or 74 percent, of these 497 funds had lower operating expense ratios as of 1998 than they had charged in their first full year of operation. Conversely, the expense ratios of the other 129, or 26 percent, of the funds ICI reviewed had either not reduced their ratios or had raised them since their first full year of operation.

The data on the largest funds cannot be used to ascertain what the trend in operating expense ratios has been for the industry as a whole. As noted, our sample consisted of the 77 largest funds in existence since 1990. ICI's study reviewed 497 funds with assets of over $500 million. In both analyses, the percentage of funds that had reduced their expense ratios was about the same. SEC officials that reviewed our analysis noted that reviewing data for only the largest funds would bias the results towards those funds most likely to have reduced their expense ratios. As a result, a review of funds outside the largest funds could find that a smaller percentage of funds had reduced their expense ratios to any significant degree.

Funds With More Asset Growth More Likely to Reduce Expense Ratios, But Not all Funds Made Significant Reductions

In analyzing the largest mutual funds, we found that the largest reductions in expense ratios generally involved funds with the greatest growth in assets. Conversely, increases in expense ratios tended to involve funds with more modest asset growth and a few funds with asset reductions. However, our analysis also showed that not all funds that experienced significant asset growth had reduced their operating expense fees by at least 10 percent over the period from 1990 to 1998.[4]

The more a fund's assets grew, the more likely its adviser was to have reduced the expense ratio. As shown in table 3.4, the more the assets of the 46 largest stock funds had increased since 1990, the more likely they were to have lower operating expense ratios in 1998. However, not all funds had lower expense ratios even when they experienced significant asset growth. As can be determined from table 3.4, the assets of 40 of the large stock funds grew 500 percent or more from 1990 to 1998. Of these 40 funds, 10 funds, or 25 percent, had not reduced their operating expense ratios by at least 10 percent in the 9 years since 1990; and 2 of the funds were charging higher ratios in 1998 than they had in 1990.

[4] We used 10 percent as the threshold for identifying a significant reduction because 10 percent is a traditional accounting measure of materiality, and it appeared to be a reasonable amount given the level of asset growth that occurred during this 9-year period.

Table 3.4: Relationship of Asset Growth and Change in Operating Expense Ratios for Largest Stock Funds 1990-1998

	Percentage change in assets					
Change in operating expenses	**+1,000**	**+500 to 1,000**	**+200 to 500**	**+200 to 0**	**Decline in assets**	**Total**
Reduction over 30 percent	14	2				16
Reduction between 10 and 30 percent	7	7		1		15
Reduction under 10 percent	4	2	2			8
No change	1	1				2
Increase under 10 percent	1					1
Increase between 10 and 30 percent				1		1
Increase over 30 percent	1		1	1		3
Total	**28**	**12**	**3**	**3**	**0**	**46**

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Although bond funds had generally experienced less growth than had stock funds, a similar relationship between asset growth and operating expense reductions also existed for the largest bond funds that we analyzed. As table 3.5 indicates, bond funds whose assets had grown since 1990 were more likely to be charging lower operating expense ratios in 1998. However, similar to the stock funds, not all of the advisers for bond funds with significant asset growth had reduced their funds' fees. As can be determined from table 3.5, the assets of 11 of the large bond funds grew 500 percent or more from 1990 to 1998. Of these 11 funds, 3 funds, or 27 percent, had not reduced their expense ratios by at least 10 percent in the 9 years since 1990.

Table 3.5: Relationship of Asset Growth and Change in Operating Expense Fees for Largest Bond Funds 1990-1998

	Percentage change in assets					
Change in operating expenses	**+1,000**	**+500 to 1,000**	**+200 to 500**	**+200 to 0**	**Decline in assets**	**Total**
Reduction over 30 percent	1					1
Reduction between 10 and 30 percent	4	3	2	1		10
Reduction under 10 percent	1		2	1		4
No change		1		1		2
Increase under 10 percent		1			2	3
Increase between 10 and 30 percent			2	5	1	8
Increase over 30 percent				2	1	3
Total	**6**	**5**	**6**	**10**	**4**	**31**

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The December 1999 ICI study also reported that advisers for funds with greater asset growth had generally reduced their funds' operating expense fees by the largest amounts. Among the 497 funds, ICI determined that the funds in the top 20 percent of asset growth had reduced their operating expense ratios on average by 51 cents per $100 of assets. In contrast, the decrease in the expense ratio for the funds in the bottom 20 percent of asset growth averaged only 5 cents per $100 of assets

Funds with Higher Operating Expense Ratios Made Greater Reductions Than Funds With Lower Ratios

The extent to which advisers reduced a fund's expense ratio appears to depend on the initial level of the ratio. In its December 1999 study, ICI found that changes in operating expense ratios among the 497 stock funds they analyzed were related to the level of the fees the funds charged when they first began operations. To conduct its analysis, ICI divided the 497 stock funds into 5 equal groups (quintiles) after ranking them by the expense ratios they charged during their first full year of operations. ICI reported that the funds in the quintile with the lowest ratios initially were charging an average of about 50 cents per $100 of assets. By 1998, the average expense ratio charged by these funds had increased by 7 cents. In contrast, the funds in the quintile with the highest fees had an average operating expense ratio in the initial period of $1.86, and by 1998 they had reduced their ratios by an average of 76 cents.

Our own analysis of the largest mutual funds confirmed this relationship between relative fee levels and subsequent operating expense ratio changes. To perform this analysis, we separated the 77 largest stock and bond funds into 2 groups based on whether their operating expense ratios were higher or lower than the combined average for each type of fund[5] in 1990. This resulted in 29 funds whose 1990 expense ratios were higher than the average charged by funds of their type in 1990 and 48 funds whose ratios were lower. As shown in figure 3.2, the average ratio for the 29 high-fee funds declined from $1.22 to 92 cents; the average ratio charged by 48 low-fee funds remained relatively flat at about 54 cents.

[5]We computed separate averages for each fund type. This resulted in the 46 stock funds being separated into 19 funds with fees higher than the stock fund average fee and 27 funds below the average. The 31 bond funds included 10 high-fee funds and 21 low-fee funds.

Figure 3.2: Average Operating Expense Ratio From 1990 to 1998 for Funds With Above and Below Average Fees in 1990


Dollars per $100 of assets
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.22
$1.16
$1.11
$1.07
$1.04
$1.01
$0.99
$0.93
$0.92
$0.54
$0.54
$0.54
$0.54
$0.56
$0.57
$0.56
$0.54
$0.54
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
48 funds with operating expense fees below average
29 funds with operating expense fees above average

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The relative asset growth of these funds also may help to explain the changes in their operating expense ratios. Our analysis of these large funds indicated that the 29 higher fee funds had experienced a larger increase in assets than the 48 lower fee funds. As shown in table 3.6, the 29 funds grew 901 percent in average fund size during 1990-98, almost twice the 496-percent growth in average fund size of the other 48 funds. These results are consistent with our previously discussed findings discussed previously that greater asset growth is generally associated with greater reductions in expense ratios.

Table 3.6: Change in Average Size in Assets and Operating Expense Ratios from 1990 to 1998 for Largest Funds by Relative Fee in 1990

	Asset size of average fund (dollars in millions)			Operating expense ratio (in dollars per $100 of assets)		
Type of fund	1990	1998	Percentage change	1990	1998	Percentage change
High fee funds	$1,515	$15,162	901%	$1.22	$.92	-25%
Low fee funds	2,510	14,948	496	.54	.54	0
Total	**2,135**	**15,029**	**604**	**80**	**68**	**-15%**

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Competition in Mutual Fund Industry Does Not Focus on Fees

The structure and nature of competition in the mutual fund industry appear to resemble the type of market referred to by economists as "monopolistic competition."[1] In industries with this type of competition, entry is easy and many firms are present. Also, products differ from one another, which lessens direct competition on the basis of price. Our review found that the mutual fund industry has characteristics of a monopolistically competitive market. Although thousands of mutual funds appear to compete actively for investor dollars, this competition has not focused primarily on the price of the service—i.e., fees charged to shareholders. Instead, mutual funds compete primarily on performance returns, which implicitly consider fees, services, and other fund characteristics.

Mutual Fund Industry Exhibits Characteristics of Monopolistic Competition

In general, the mutual fund industry exhibits the characteristics of monopolistic competition. As stated above, markets or industries where monopolistic competition prevails typically have large numbers of firms and easy entry into the market/industry. Such industries also offer products that differ from one another in terms of quality, features, or services included. Our review, and the analyses of others, found that the mutual fund industry, with its numerous participants, easy entry, and many different products, has the traits of a monopolistically competitive market.

Characteristics of a Monopolistically Competitive Market

Economists often classify industries by the prevailing type of competition for products in those markets. For instance, perfectly competitive markets have large numbers of competing firms, easy entry into the industry, and standardized products. Such markets have commodity-like products; all units offered are basically the same, such as agricultural products. In such markets, the products of one firm are often very close or perfect substitutes for those offered by other firms. Firms in markets with perfect competition are unable to charge a price different from that set by the market.

Industries where monopolistic competition prevails usually have large numbers of firms and easy industry entry, but products are differentiated by characteristics, such as quality or service. Because their products differ, firms can charge different prices from other firms in the industry. This ability to distinguish one firm's product from that of others, results in somewhat higher pricing levels than would result from a perfectly competitive market. In such markets or industries products are promoted

[1] In addition to monopolistic competition, economists also classify the nature of competition prevailing in markets into at least three other types that include perfect competition, oligopoly, and monopoly. The distinguishing features of each type vary across various characteristics, including the number of firms, ease of entry, degree of product differentiation, and competitive strategies used.

by brand, rather than price. Various features, such as quality, service, or other characteristics, differentiate products from one another, accordingly, prices differ.

The markets for various retail products and personal services are among those generally characterized by monopolistic competition. For example, one market that could be considered to have such competition could be medical services, such as doctors or dentists. These professionals generally do not compete primarily on the basis of the price of their services but instead rely on their reputations for quality and their physical location to attract customers. Other product markets that could be characterized as monopolistically competitive could include those for snack foods. Although a grocery would likely offer the widest selection and the lowest prices for snack foods, such products are also available at convenience stores, gas stations, and vending machines. These other retail outlets generally charge more for similar items but attract customers by offering more convenient locations and a reduced effort on the part of customers to make a purchase.

Large Numbers of Competing Funds and Fund Complexes Exist

The mutual fund industry is characterized by a large and growing number of funds. As shown in figure 4.1, the number of individual mutual funds in the industry has grown significantly since the early 1980s.

Figure 4.1: Number of Mutual Funds from 1984 to 1998


Number of funds
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,241
1,527
1,835
2,312
2,708
2,900
3,086
3,408
3,830
4,537
5,329
5,729
6,254
6,684
7,343
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
Money market funds
Hybrid funds
Bond funds
Stock funds

Source: GAO analysis of data from ICI.

Figure 4.1 shows that from 1984 to 1998, the total number of funds grew almost 500 percent, from over 1,200 to about 7,300. The number of stock funds increased 650 percent during this 15-year span to about 3,500, and the number of bond funds grew by 730 percent to about 2,300. The number of funds increased most dramatically during the 1990s, as over 4,200 new funds were created between 1990 and 1998. Stock funds represented more than half of the 1990s growth, increasing in number by over 2,300 funds.

The number of fund families also rose significantly during the same period. As shown in figure 4.2, the number of families grew from 193 in 1984 to 418 in 1998, a 117-percent increase over the 15-year period. Growth during the 1990s was more modest than in the 1980s, as the number of fund families increased by 94 from 1990 to 1998 compared to an increase of 201 from 1984 to 1990.

Figure 4.2: Number of Mutual Fund Families for Selected Years From 1984 Through 1998


Number of fund and families
450
400
350
300
250
200
150
100
50
0
193
235
304
324
338
363
387
418
1984
1986
1988
1990
1992
1994
1996
1998
Calendar year

Source: ICI.

Concentration of assets under management in the mutual fund industry has changed little since 1984. Data compiled by an industry research organization showed that the 20 largest fund families accounted for about 65 percent of the total assets as of November 1998, compared to about 67 percent in March 1984. A statistical measure of industry concentration known as the Herfindahl-Hirshman Index,[2] which is used by the Department of Justice in assessing antitrust cases, also shows that the mutual fund industry is not concentrated. On a scale with a maximum value of 10,000, the mutual fund industry scored 329 as of May 1997, slightly lower than its score of 350 in 1984.

[2] The index determines a score of industry concentration based on the percentage market share of each firm in the industry. An index score of close to 0 would indicate perfect competition —where all firms have equal market shares—but a score of 10,000 would indicate a monopoly—where one firm has the entire market to itself. Therefore, the lower the index score, the higher the level of competition in the industry; conversely, the higher the score, the lower the level of competition.

Although Some Barriers Exist, Most Saw Relative Ease of Entry into Industry

Most of the officials we contacted, and documents we reviewed, indicated that entry into the mutual fund industry has been relatively easy. As previously discussed, ease of entry is a characteristic of monopolistic competition. In 1998 testimony before Congress,[3] the ICI president indicated that barriers to entry were low, as start-up costs were not high and firms did not have to register in each state. Some officials explained that entry into the industry was also easy because new mutual fund advisers can quickly be operational by contracting with one or more of the various organizations that specialize in providing many, if not all, of the administrative services and functions required to operate a mutual fund.

Another factor officials cited that likely increases funds' ability to compete is the advent of fund "supermarkets." In recent years, various mutual fund or broker dealer firms have created fund supermarkets, through which they provide their customers the opportunity to invest in a wide range of funds offered by different mutual fund families. Industry officials said that such supermarkets provide small or new fund advisers access to investors.

Not all of the officials we contacted agreed that barriers to entry are low in the mutual fund industry. For example, an official of an organization that researches the mutual fund industry told us that start-up costs for new funds are high because a fund typically needs to attract at least $100 million in assets before it adequately covers its costs. Another industry research organization official said that one significant barrier to entry is that new entrants lack a long enough performance history to be rated by the major mutual fund rating services. Many officials remarked that these ratings greatly influence investors' fund choices. Thus, new funds without such ratings would have much more difficulty attracting investors. Another barrier to entry faced by new fund advisers is obtaining adequate distribution of their funds. Recently, fund distributors, such as broker-dealer firms, have been reducing the number of funds and fund families they are willing to promote and increasing charges for their services, further escalating start-up costs.

Alternative Financial Products Also Represent Competition to Mutual Funds

In addition to the large numbers of competing firms in the mutual fund industry, other similar financial products also likely create competition for mutual funds. Currently investors seeking to invest in portfolios of securities, which is the type of investment that mutual funds offer, can also choose to purchase other products whose values are derived from the prices of various underlying securities. For example, World Equity

[3] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, September 29, 1998.

Benchmark Shares (WEBS), which are traded on the American Stock Exchange, allow investors to purchase shares whose values are intended to track the prices of a selection of foreign stocks from various countries. Other firms have begun offering investors the opportunity to invest in custom-designed baskets of securities. With the dramatic decrease in the commissions charged to conduct individual securities transactions and the ability of investors to conduct their own transactions through on-line brokerage accounts, investors could also create their own portfolio of securities without having to invest in mutual funds.

Mutual Funds Offer Differentiated Products

Another characteristic of the mutual fund industry consistent with monopolistic competition is that it offers differentiated products. Although all mutual funds basically offer investors a standardized means for investing in a pool of diversified securities, firms offering mutual funds compete by attempting to differentiate their products from others. Mutual funds invest in a variety of securities that can be grouped primarily into three categories: stocks, bonds, and money market instruments. However, within these categories, funds can further differentiate the nature and/or mix of securities or bonds in the fund's portfolio, such as by investing in

- stocks of large, mid-size, or small companies;
- bonds of corporations or government entities;
- bonds with different maturities; or
- stocks or bonds of domestic or foreign companies or governments.

A fund's portfolio manager can be another differentiating factor. Funds commonly have specific portfolio managers who make investment decisions for the fund. At times, the popularity of a particular fund portfolio manager can be such that investors view that manager's fund as unique even though many other funds may exist that invest in similar types of securities.

Yet other differentiating factors would be the number and quality of services provided to shareholders. Among other services, the fund officials we met with spoke of providing 24-hour telephone service, allowing investors to access their accounts over the Internet, and providing well-trained customer service staff.

Mutual Fund Industry Generally Does Not Attempt to Compete On Basis of Fees

The competitive conduct of firms within the mutual fund industry does not generally emphasize the fees investors pay for the service. Instead, mutual fund advisers seek to differentiate their offerings primarily by promoting their funds' returns and their fund families' services. However, the potential for differentiation varies among the three primary fund categories. Because equity funds generally have the greatest variety of investment alternatives and styles, they have the greatest potential for differentiation. Because money market funds are the most standardized, they have the least potential for differentiation. Bond funds tend to be somewhere between the other two, although more like money market funds. Most officials saw these differences as leading to greater variation in the level of fees charged by stock funds than for bond and money market funds.

In general, firms offering mutual funds attempt to compete by emphasizing factors other than the operating expense fees they charge for their services. Although markets with commoditylike products usually compete primarily on the basis of price, when products can be differentiated, price competition tends to be less important than other factors. One academic analysis[4] characterizes a monopolistically competitive industry as offering products that are near, but imperfect, substitutes. According to this study, to avoid competing on price, firms will strive to differentiate their products from those of their rivals, allowing them to set prices within a market niche. The authors describe various other factors, besides price, through which mutual funds can seek to differentiate themselves. These factors include funds' investment selections, trading and execution abilities, customer recordkeeping and reporting, and investor liquidity services. For example, funds can emphasize investor liquidity services by allowing investors to switch from one fund to other funds in the fund family by telephone.

In the academic papers and speeches we reviewed and the interviews we conducted, observers agreed that although the importance of fees to competition varies by fund type, mutual funds do not compete primarily on the basis of their operating expense fees. Observers noted that because the range of securities in which money market funds and bond funds can invest is generally more restricted than for other funds, they are not as differentiated and are more commoditylike. Therefore, fees for these funds can have a greater effect on their performance relative to other money market and bond funds and, thus, on their ability to compete. According to

[4] "Competition and Change in the Mutual Fund Industry," Financial Services: Perspectives and Challenges, Erik R. Sirri and Peter Tufano, HBS Press (Boston, MA.: 1993).

one industry research organization's analysis, fees can dictate whether bond funds succeed or fail. This analysis indicated that for one type of fund—municipal bond funds—just a few basis points difference in operating expense fees can be critical to the overall performance of the fund because the returns on these funds vary so little from those of their peers.[5]

The greater importance of operating expense fee levels to money market and bond funds influences the fees that fund companies set for these types of funds. For example, firms offering money market funds, for competitive reasons, often waive portions of asset fees as a means of attracting additional assets to their funds. Industry officials also said that the less diverse nature of money market and bond funds contributes to their having lower fees than most stock funds.

For stock funds, industry officials explained that the large variety of investment objectives could lead to a wider range of investment returns and thus greater possibilities for differentiation among funds. An industry research organization official explained that because investment returns can vary much more from one stock fund to another, the fee levels of stock funds may be much less relevant to their relative performance. For this reason, officials generally acknowledged that firms offering stock funds did not attempt to compete primarily on the basis of operating expense fees charged by the fund. The chairman of one mutual fund firm stated that although price competition exists among money market and bond funds, for which the impact of operating expense fees was more obvious, stock funds were not subject to nearly as much price competition. In addition, an official of an industry research organization told us that because the range of returns for stock funds can be wider, the investment manager can add more value; thus, the operating expense fees on such funds are higher than those for money market and bond funds.

Instead of competing on the basis of the price of providing mutual fund services, fund advisers generally emphasize the performance of their funds when attempting to differentiate their funds from those of their competitors. Mutual fund firm officials and others in the industry acknowledged that funds compete primarily on the basis of their performance. However, mutual fund adviser and other industry officials also observed that because funds are required to report performance

[5] Industry-Wide Expense Trends: Should Industry Growth Necessarily Translate into Lower Average Expense Ratios?, Blue Plate Special, Mutual Fund Café, Financial Research Corporation (Jan. 5, 1998; http://www.mfcafe.com/pantry/bps_010598.html).

figures net of expenses, operating expense fees are indirectly taken into account in their competition.

To document factors mutual fund companies emphasize in their promotions, we analyzed a selection of mutual fund print advertisements for content. We evaluated 43 mutual fund advertisements for 28 different mutual fund families, which appeared in 5 randomly selected issues of popular business, news, or personal finance magazines and 1 business newspaper between July and November 1999. In 27 of the 43 advertisements, performance was the primary emphasis; and attributes of the fund adviser, such as its experience or strategy, were primarily emphasized in another 11. Fees and other charges were the primary emphasis in 2 of the 43 advertisements, both of which were from the same fund family. However, 16 of the 43 advertisements included statements that the funds described did not charge sales loads.

Opinions Were Mixed on the Effect of Competition on Fees

Opinions were mixed as to whether the large number of competing funds and fund complexes provided effective fee competition. Officials from mutual fund advisers, industry associations, and research organizations we contacted generally agreed that the large number of funds and fund complexes in the industry leads to active competition, which affects fees. An official of a bank-affiliated fund adviser told us that the industry is extremely competitive because the competition among so many different companies and funds highlights and maintains downward pressure on fees. Ease of entry to the industry could also exert downward pressure on fees. One mutual fund adviser official remarked that in an environment of easy entry where fees were too high, other firms would enter the industry and charge lower fees.

However, other officials, including financial planning firm representatives and academic researchers, disagreed with the contention that competition among the many mutual fund firms in the industry serves to effectively lower fees. An academic researcher testified before Congress on mutual fund issues that although the industry competes vigorously against other financial services industries, fee competition within the industry is not as effective, noting that most economists view competition in the mutual fund industry as imperfect. A senior official at one mutual fund firm said in a speech[4] that about 50 fund advisers actually attempt to compete across all types of funds. He asserted that in other industries, this number would be

[4] Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors, John C. Bogle, Senior Chairman, The Vanguard Group (Washington, D.C.: Jun. 4, 1999).

enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisers.

Competition on the Basis of Price Not Completely Absent

Despite the fact that competition in the mutual fund industry does not focus primarily on the price of mutual fund services, some evidence of competition on the basis of fees did exist. For example, the two largest fund groups are among the industry's low-cost providers, with one group actively promoting its low fees and expenses as a means of attracting customers. Regulatory officials told us that the increased popularity of low-cost index funds, whose share of total stock fund assets increased from less than 2 percent in 1990 to 7 percent in 1999, was evidence that competition on the basis of fees occurs and that some investors are mindful of it.

Mutual Funds Are Not Required to Disclose Actual Amounts Charged to Individual Investors

Under existing law, mutual funds are required to inform investors of sales charges and ongoing operating expenses for the funds in which they invest. However, funds are not required to provide information on the actual dollar amount of each investor's share of the operating expenses that were deducted from the fund. This contrasts with most other financial products and services for which specific dollar charges are generally required to be disclosed. Studies and data that others, and we, collected indicate that mutual fund investors have focused more on fund performance and other factors than on fee levels. In contrast to the consideration they give fees, investors appeared more concerned over the level of mutual fund sales charges (loads). Industry participants acknowledged that such concerns have resulted in fund advisers lowering the loads charged on mutual funds since the 1980s.

Opinions varied on the usefulness to investors of the required fee disclosures. The mutual fund and regulatory officials we contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures do not make investors sufficiently aware of the fees they pay. Having mutual funds disclose to each investor the actual dollar amount of fees he or she paid was one way suggested to increase investor awareness and to potentially stimulate fee-based competition among fund advisers. Although exact fee computations would require fund advisers and others to make systems changes and incur additional costs, alternative, less costly ways may exist for computing the fee.

Required Fee Disclosures Do Not Provide Amounts Paid by Individual Investors in Dollars

Neither federal statute nor SEC regulations expressly limit the fees that mutual funds deduct for operating expenses. Instead, mutual fund regulations focus on ensuring that investors are provided with adequate disclosure of the risks and costs of investing in mutual funds. At the time of purchase, mutual funds are required by law to provide certain information to potential fund investors about the funds, including information about the fees they will pay. This fee information is governed by certain provisions of the Investment Company Act of 1940 and various SEC rules and regulations that require fee disclosures so that investors can make more informed investment decisions.

Presently, all funds must provide investors with disclosures about the fund in a written prospectus. SEC rules require that the prospectus include a fee table containing certain specific information about the sales charges, operating expenses, and other fees that an investor will pay as part of investing in the fund.

Figure 5.1 shows an example of a fee table for a typical mutual fund. As shown in the figure, the fee table required for mutual funds primarily consists of three sections. The first section presents information on shareholder transaction expenses, which investors pay out of the amount they invest. These include any sales charges or loads that will apply to the purchase of the fund shares, which are shown as a percentage of the amount to be invested. Investors are also to be informed of the percentage charges that may be assessed at redemption[1] or that apply to reinvested dividends or other distributions.[2] In addition, some funds charge redemption or exchange fees. Redemption fees are expressed as a percentage of the amount redeemed and are paid at the time the investor sells fund shares. Exchange fees can be assessed when investors exchange shares of one fund for shares of another fund in the same family. The fund depicted in figure 5.1 charges its investors a 5.75-percent load but does not levy any other sales charges.

[1] Funds must disclose the maximum of any deferred sales charges, which include sales charges that apply to the purchase of fund shares payable either upon redemption, in installments, or both expressed as a percentage of the offering price at the time of purchase or the NAV at time of purchase. These charges typically decline over a period of years such that if an investor holds the shares for the specified time, the charge will be waived.

[2] Funds must disclose the sales charges imposed on reinvested dividends and other distributions, such as returns of capital, as a percentage of the amount to be invested or distributed.

Figure 5.1: Example of a Fee Table Required as Part of Mutual Fund Fee Disclosures

FEES AND EXPENSES OF THE FUND

The following describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees *(fees paid directly from your investment)*	
Maximum sales charge imposed on purchases *(as a percentage of offering price)*	5.75%
Maximum sales charge imposed on reinvested dividends	0%
Maximum deferred sales charge	0%
Redemption or exchange fees	0%

Annual Fund Operating Expenses *(expenses that are deducted from fund assets)*	
Management Fees	0.34%
Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	0.70%

Example

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One year	$ 642
Three years	$ 786
Five years	$ 942
Ten years	$1,395

Source: GAO example based on fee table in actual mutual fund prospectus.

The middle section of the fee table shown in figure 5.1 presents the fund's total operating expenses incurred over the previous year. Funds are required to provide information on the management fee, distribution and/or service fees (referred to as 12b-1 fees), and any other expenses that are deducted from the fund's assets or charged to all shareholder accounts. Other expenses deducted from fund assets would include amounts the fund paid for transfer agent services, as well as record-keeping, printing, mailing, or other services. These fees and expenses are deducted from the fund's assets on an ongoing basis and presented in the fee table, in aggregate, as a percentage of the fund's average net assets for the prior year. In the fee table shown in figure 5.1, the total expenses deducted from the fund's assets over the course of the prior year represented 0.70 percent of its average net assets for that period.

In the last section of the fee table, mutual funds are required to present a hypothetical example of the total charges an investor is likely to incur on a fund investment. This portion of the fee table must show costs the investor will likely incur over 1-, 3-, 5-, and 10-year periods, assuming a $10,000 investment in the fund, a 5-percent return each year, and fund operating expenses that remain constant throughout each period. SEC requires that the fee table include a statement that information in the example is intended to allow investors to compare the cost of investing in the fund with that of investing in other mutual funds.[3]

In addition to the disclosures required when investors initially purchase shares, mutual funds are required to provide shareholders of their funds, at least semiannually, reports that also include certain fee and expense information. In these reports, funds are to include a statement of operations that shows the total dollar amount of the various expenses the fund incurred over the prior period. Funds must also indicate the percentage of average net fund assets that these total expenses represent.[4] Also, shareholders who purchase additional shares during the year must be provided an updated prospectus document, at least annually, which would include the fee table with the latest year's expense information. In

[3] The disclosure requirements described here have been the result of various changes over time. The fee table was first required to be provided as the result of rule amendments in 1988. In 1998, the hypothetical investment amount illustrated in the fee table example was also increased from $1,000 to $10,000 to reflect the size of the more typical fund investment. Most recently, in March 2000, SEC proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports because of the significant impact that taxes can have on an investor's return.

[4] Specifically, the statement of operations must list the amounts paid by a fund for all services and other expenses in dollar amounts. These may include amounts paid for investment advisory services, management and administrative services, marketing and distribution, taxes, custodian fees, auditing fees, shareholder reports, and annual meeting and proxy costs.

practice, many mutual funds send an updated prospectus to all of their shareholders annually.

However, mutual funds are not required to provide investors with information showing the specific dollar amount of operating expenses that they paid as part of holding their mutual fund shares. Mutual fund shareholders generally receive a quarterly statement of account[5] that denotes any money balances or account activity during the quarter. These quarterly statements generally indicate the number of shares held by the investor, the NAV of those shares as of the statement date, and the corresponding total value of the shares. These statements do not show, in either dollars or as a percentage of assets,[6] the shareholder's portion of the operating expenses that were deducted from the fund's assets.

Charges for Other Financial Services Typically Disclosed in Dollars

Although mutual funds do not provide individual shareholders information on the specific dollar amounts of all fees paid, most other financial services or products are generally required to make such disclosures.

To compare the information investors receive on mutual funds, we collected information on the extent to which the users of certain other financial products or services are informed of specific dollar charges for such products or services. We collected this comparative information on products and services that we believed mutual fund investors would be likely to use, such as bank deposit accounts or stock or bond transactions through a securities broker-dealer. Our information sources for determining disclosure requirements for these other products included applicable federal statutes or regulations; in some cases, we summarized common industry practices regarding fee disclosure information. As shown in table 5.3, investors in other financial products or users of other financial services generally receive information that discloses the specific dollar amounts for fees or other charges they pay.

[5] Mutual fund shares distributed by broker-dealers are subject to SEC and NASD rules, including NASD rule 2340 that requires that quarterly account statements be provided to investors. Some banks also sell mutual funds but most use securities broker-dealers to conduct such activities. In a limited number of transactions, bank personnel sell mutual funds to investors and will either issue periodic statements similar to those issued by broker-dealers themselves, or such periodic statements will be issued by the broker-dealer who distributed the shares to the bank. Furthermore, Title II of the Gramm-Leach-Bliley Act passed in 1999 will require that banks conducting more than 500 securities transactions per year move such activities into a securities broker-dealer after May 12, 2001.

[6] Funds sometimes charge investors other fees, such as for account maintenance or wire transfers, that are set dollar amounts that may be deducted from an investor's account and shown on subsequent statements.

Table 5.1: Fee Disclosure Practices for Selected Financial Services or Products

Type of product or service	Disclosure requirement
Deposit accounts	Depository institutions are required to disclose itemized fees, in dollar amounts, on periodic statements.
Bank trust services	Although covered by varying state laws, regulatory and association officials for banks indicated that trust service charges are generally shown as specific dollar amounts.
Investment services provided by individual investment advisers	When the adviser has the right to deduct fees and other charges directly from the investor's account, the dollar amounts of such charges are required to be disclosed to the investor.
Wrap accounts[a]	Provider is required to disclose dollar amount of fees on investors' statements.
Stock, bond, or other securities purchases	Broker-dealers are required to report specific dollar amounts charged as commissions to investors.
Real estate property purchases	Brokerage commissions generally are specified as a percentage of property value but disclosed as a specific dollar amount on purchase documents.

[a]In a wrap account, a customer receives investment advisory and brokerage execution services from a broker-dealer or other financial intermediary for a "wrapped" fee that is not based on transactions in the customer's account.

Source: Applicable disclosure regulations and/or rules, and/or industry practice.

The information in the table illustrates that in contrast to mutual funds, the providers of the featured services and products usually disclose the specific dollar amount of the charges their users incur. We believe that such disclosures may be one reason for the apparently vigorous price competition among firms offering these services and products. For example, securities commissions were formerly fixed by law, with transactions commonly costing hundreds of dollars. In 1975, SEC invalidated fixed commission rates as being in violation of the antitrust laws. Subsequently, certain securities firms began competing for customers primarily by promoting their lower charges for conducting transactions. Competition among these firms, commonly known as discount brokers, has been heightened by their increasing use of the Internet, with their commissions for buying or selling securities now less than $10 or $20 at some firms. Banks also frequently compete for customers on the basis of the fees they charge on checking accounts, and advertisements for "no-fee checking" have become common.

However, the fee disclosures provided by mutual funds may exceed those of certain other investment products, although such products may not be completely analogous to mutual funds. For example, fixed-rate annuities or deposit accounts that provide investors a guaranteed return on their principal at a fixed rate do not charge the purchasers of these products any operating expense fees. The financial institutions offering these products generate their profits on these products by attempting to invest their customers' funds in other investment vehicles earning higher rates of return than they are obligated to pay to the purchasers of the annuities. However, the returns they earn on customer funds and the costs they incur to generate those returns are not disclosed as operating expenses to their customers.

Mutual funds differ from such products in that they do not guarantee their investors a specific return, and their fund fees are directly deducted from fund assets for specific expenses associated with operating the funds, including adviser compensation for its investment management services. Thus, investors placing money in mutual funds are essentially hiring the fund adviser to provide money management services rather than purchasing an investment product with a stated return as they do with annuities and other fixed-rate investment products. As a result, disclosure of the dollar amounts of mutual fund fees would be akin to the dollar amount disclosures that customers receive for brokerage services or checking account services. In contrast, customers purchasing or placing money in fixed-rate investments, such as certificates of deposit or annuities, are not told the amount that the financial institution earns on the customer's capital. In these cases, the customer is purchasing a product with specific features, including its promised return, rather than obtaining a service from the provider as they are with mutual funds.

Mutual Fund Fees Are Not a Primary Consideration for Investors

According to surveys and other information, investors tend to consider other factors before considering fees charged by mutual funds. On the other hand, investors appear to be more sensitive to mutual fund loads, and these charges have declined over time.

Various Other Factors Get Greater Consideration Than Fees

Investors themselves have indicated that other factors take precedence over fees when they evaluate mutual funds. To assess the extent to which investors consider fee information when selecting and evaluating mutual funds, we consulted a wide variety of sources, including academic literature, industry research firms and other industry experts, mutual fund advisers, industry associations, and regulators. Our review of this information revealed that when evaluating funds, investors generally gave greater consideration to several other factors before considering fund fees. The primary factor investors used in selecting mutual funds was generally the fund's performance. Other factors also given greater consideration than fees included fund manager or company characteristics, the investments made by funds, or fund risk levels. For example, a 1995 random survey conducted on ICI's behalf of individuals who had recently made stock or bond fund purchases[7] asked what information they had considered beforehand. Cited by 75 percent of the 653 respondents, fund performance was most frequently considered, followed by fund risk (69 percent), investment goals (49 percent), and portfolio securities (46 percent). Cited by only 43 percent of the respondents, fees and expenses ranked fifth.

Even after purchasing shares, investors apparently continue to consider other factors ahead of fund fees when reviewing their mutual funds. A 1997 ICI report[8] relating the results of interviews with over 1,000 recent mutual fund purchasers, selected at random, stated that 76 percent of those surveyed had considered fees and expenses before making their purchases. However, respondents cited five other factors, including account value and rate of return, as information they monitored more frequently than fees and expenses after they had made their purchases.

The apparent lack of investors' attention to fees by investors has been a source of concern for regulators. During testimony before the House Subcommittee on Finance and Hazardous Materials of the Committee on Commerce,[9] SEC's Chairman stated: "The Commission is very concerned... that many fund investors are not paying attention to the available information about fees." He further stated that the agency's research showed that fewer than one in six fund investors understood that higher expenses can lead to lower returns, and fewer than one in five could give any estimate of expenses for their largest mutual fund. He cited other research that found that about 40 percent of fund investors surveyed believed incorrectly that a fund's annual operating expenses have no effect on its gains.

Both critics and industry participants told us that the unprecedented bull market of the last 10 years has allowed investors to ignore the impact of fees. In a January 1998 study[10] that looked at the trend in mutual fund fees, one research organization noted that fees are not a primary consideration for investors and that as long as stock prices are rising, investors would

[7] Shareholder Assessment of Risk Disclosure Methods, ICI (Washington, DC: Spr. 1996).

[8] Understanding Shareholders' Use of Information and Advisers, ICI (Washington, DC: Spr. 1997).

[9] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, Sept. 29, 1998.

[10] "Industry-wide Expense Trends", Mutual Fund Café: Blue Plate Special, Financial Research Corporation, (Boston, MA: Jan. 5, 1998).

accept even the highest of fees. Some industry participants stated that when market returns eventually revert to lower levels, investors might then take more interest in the fees they pay on their mutual funds.

Some research indicated that the majority of mutual fund investors are likely to be less sensitive to the fees their funds charge because they rely on the advice of investment professionals when selecting funds. According to research by ICI and others, the majority of mutual fund investors make their purchases on the basis of advice from an investment professional, such as a broker-dealer representative or private money manager. For example, ICI's 1997 report on the 1995 survey of over 1,000 investors who had recently purchased mutual funds stated that about 60 percent had consulted with investment advisors to assist with their decisions. Some industry participants said that investors who rely on investment advisors are not likely to exert much pressure for lowering fees.

Investors Appear More Aware of Sales Loads than Operating Expense Fees

Although investors do not appear to give primary consideration to the fees funds charge as a percentage of fund assets, they are aware of loads. Many officials we interviewed attributed load declines to investor awareness.

Various studies have documented the fact that the share of funds charging front-end loads has been declining over time. For example, one industry research organization reported that the share of front-end load fund sales had gone from 90 percent of sales by third-party sales forces (such as broker-dealers) in 1990 to about 38 percent by 1998.[11]

In addition to the declining sales of front-end load funds, sales of no-load funds have risen. Table 5.2 shows the relative share of mutual funds purchased by investors using two of the primary distribution methods used by fund advisers: (1) sales by proprietary or third-party sales forces, such as the sales representatives of a broker-dealer, who are generally compensated by a sales load; and (2) sales directly to investors by the fund through its own mutual fund distributor, which is the customary method for no-load funds. As shown in table 5.2, new sales of funds sold directly to investors rose from about a third, to almost 40 percent of the dollar volume of all new mutual funds sold in 1998.

[11] "Pricing Structure Trends: Prime Destination for Net Flows is Back-End Loaded Shares," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Boston, MA: Feb. 1, 1999).

Table 5.2: Sales of Mutual Funds for Select Years 1984 to 1998 by Type of Distribution Method

Dollars in millions

	Distribution method			
	Sales by third-party sales forces		Direct sales by advisers to investors	
Year	Sales	Market share	Dollar volume	Market share
1984	$26,893	67%	$13,522	33%
1991	124,522	62%	74,806	38%
1998	542,600	61%	348,210	39%

Source: GAO analysis of ICI data.

The level of loads charged by mutual funds has also declined since the 1980s. The customary percentage charged as a front-end load in 1980 or earlier was 8.5 percent. This amount has declined to the 5-percent range, according to officials from the fund advisers, industry research, and other organizations we contacted. Our analysis of the 77 largest stock, bond, and hybrid mutual funds in existence from 1990 to 1998 also illustrated this trend. In 1990, 43 of these funds charged investors loads. Using data from 1984, which was the earliest period we reviewed, we found that 16 of these funds had loads of more than 6 percent, including 14 that charged at least 8 percent. However, by 1998, 5 funds had eliminated their loads; of the remaining 38 load funds, none charged a load greater than 6 percent, with the average load being 4.62 percent. During this same period, some of these funds were raising their loads. The loads charged by six funds increased from 4.00 to 4.25 percent, and one fund raised its load from 4.00 to 4.75 percent.

Investor awareness was the reason industry participants cited for investor resistance to paying loads and the overall decline in loads. According to some industry participants, investors had become increasingly resistant to paying the higher front-end loads. An industry expert told us that investors are generally more concerned about the concept of a front-end load because they "see it occur" when the amount is deducted from their initial investments on their account statements. Operating expense fees, on the other hand, are deducted from fund assets rather than from the individual investor's account. Research findings indicate that investors continue to resist load charges. For example, officials from one industry research organization told us their research found that up to a third of mutual fund investors would never be willing to pay a load or commission when buying a fund. In another research organization's survey, only 4 percent of over

4,000 investors and potential investors queried cited mutual fund loads as their preferred means of paying for investment advice.[12]

Opinions Varied on Adequacy of Current Fee Disclosures

Industry participants' opinions varied on the adequacy of mutual fund fee disclosures to investors. Many, including fund adviser officials and researchers, indicated that current disclosures adequately highlight the fees that investors can expect to pay on their mutual fund investments. However, others, including academic researchers and private money managers we contacted, raised concerns about the adequacy of the disclosures. Some officials suggested that additional information, such as dollar amounts or comparative data on other funds' charges, would be useful.

Most Officials Found Disclosures Adequate

Most of the officials from the mutual fund advisers, research organizations, regulators, and other organizations we contacted said that mutual fund fee disclosures made under the current requirements provided adequate and important information to investors. Several officials noted that investors can use the standardized information found in the fee table of the prospectus to compare costs easily between funds. For example, one mutual fund adviser official likened the percentage fee information in the fee table to unit pricing that allows consumers to compare the cost per ounce of various products in grocery stores. Several officials also said that mutual funds make more extensive disclosures than those made byother financial services and products, and two noted that U.S. mutual fund disclosures are more detailed than those of other countries.

Some Expressed Concerns Regarding the Adequacy of Mutual Fund Fee Disclosures

Although most opinions were positive about the fee information that mutual funds are currently required to disclose, some industry observers raised concerns about the adequacy of these disclosures. Several, including academic researchers, investment advisers and regulatory representatives, saw problems with the fee disclosures. A private money manager we interviewed questioned the usefulness of hypothetical fee disclosures in prospectuses, citing the fact that investors have not exited from high-cost funds to any large degree. In his opinion, these disclosures are too simplistic, and they fail to include benchmarks or indicate the impact of fees on returns. He commented that "No one sends the investor a bill, and the fund simply quietly and continually deducts its fees. The result is that the information is ignored." Two researchers and a mutual fund representative also stated that investors ignore fee disclosures.

[12] 1996 Series on Personal Financial Advice: Payment Practices Preferred by Customers (Report 5 of 9), Dalbar, Inc. (Boston, MA: Nov. 1996).

Some mutual fund adviser officials told us that current disclosures may actually provide investors too much information. Given the prominence of fee information in required disclosures, some fund adviser officials expressed concern that disclosures could emphasize cost over performance or other factors important to investors. Another criticized the fee table as being too complex, and possibly confusing, for investors.

As mentioned earlier, the SEC Chairman has stated that investors are not paying attention to the available fee information. He voiced concern that the fee structures of some mutual funds are too complex, making it more difficult for investors to evaluate overall costs and services. In a 1998 speech to an ICI gathering, the chairman asked "Do you really expect investors to understand alphabet soup of A, B, C, D, I, Y, and Z shares? To figure what combination of front-end loads, CDSLs,[13] 12b-1 charges, commissions and who knows what else they are paying?" He also has urged the mutual fund industry to place less emphasis on fund performance and more emphasis on clearly detailing fund risks and expenses, or fees, as the industry markets its products. He warned the industry that by focusing fund selling strategy on the bull market to the exclusion of other key variables, such as risk and expense, the industry is setting itself up to disappoint millions of investors.

To address this issue, SEC has taken steps of its own to encourage investors' use of disclosures. In April 1999, the agency began offering a computer program, publicly accessible over the Internet, which lets investors compare the cost of owning a particular fund with the costs of similar funds. To use this program, an investor enters information from a fund prospectus, and the program calculates the effect of fees and other charges on the investment in the fund over time.[14]

Disclosing to Investors Actual Dollars Paid in Fees Was One Suggested Improvement

To improve fee disclosure to mutual fund investors, some officials favored providing investors with a personalized fee statement that would show the specific amount of fees paid by the investor on his or her holdings. In his September 1998 testimony, the SEC Chairman indicated that the information from such statements might help investors understand the relationship between fees and returns on their mutual fund investments.

[13] CDSL is an acronym that stands for "contingent deferred sales load," a charge, or load, imposed at the time of redemption. This is an alternative to front-end loads to compensate financial professionals for their services, and it typically applies only for the first few years of share ownership.

[14] Information about the mutual fund cost calculator is available on the Internet at www.sec.gov/news/press/99-36.txt.

Others who advocated requiring mutual funds to provide investors with the dollar amount of fees they paid indicated that such disclosure would increase investors' awareness of the fees they are charged. We interviewed representatives of industry research firms, industry experts, and private money managers, who supported personalized expense statements for investors. Generally, they told us that such personalized expense statements would be useful to investors, and they would be more likely to focus shareholders' attention on costs than the fee table in the prospectus currently does. Representatives of some mutual fund advisers also acknowledged that such statements could serve to focus investors' attention on the fees they pay on their mutual funds.

Some officials indicated that such disclosures may also increase competition among fund advisers on the basis of fees. An attorney specializing in mutual fund law told us that requiring funds to disclose the dollar amount of fees in investor account statements would likely encourage fund advisers to compete on the basis of fees. He believed that this could spur new entrants to the mutual fund industry that would promote their funds on the basis of their low costs, in much the same way that low-cost discount broker-dealers entered the securities industry. A market participant told us that having dollar amounts disclosed on investors' periodic statements could also lead to increased fee-based competition among mutual fund advisers. His expectation is that after such information begins to appear in investor statements, fees will probably be more frequently mentioned in fund advertisements.

Information from a survey of investors generally indicated that they supported getting dollar amount disclosures of the mutual fund fees they paid but would be unwilling to pay for this disclosure. We obtained information from a large securities broker-dealer that had recently included a number of mutual fund fee questions in a November 1999 survey as part of a series of periodic customer surveys it conducts. Of more than 500 responses to the question "If mutual fund companies were to provide the specific dollar amount of fees paid on your investment per quarter, how useful would it be to you?" about 89 percent indicated that the information would be useful or very useful. However, of over 500 responses to a question asking if respondents would be willing to pay for this information, about 54 percent indicated "very unlikely," versus about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry Representatives Raised Concerns Over the Effort to Produce, and the Usefulness of, Such Statements

We also solicited the views of industry representatives on the feasibility of providing personalized fee statements for their shareholders. Representatives of several mutual fund advisers and broker-dealer firms that market mutual funds to their customers responded that changing their accounting systems to accommodate such statements would be costly and would be of limited benefit to individual investors. They stated that providing accurate fee information specific to each investor would require keeping detailed records on fund expenses incurred each day and apportioning them daily among investor holdings.

Another complication mutual fund adviser officials cited was that in some cases, broker-dealers, rather than the advisers, maintain a significant portion of mutual fund investors' records. As a result, these broker-dealers, too, would have to change their accounting and information management systems. A fund adviser maintains a single account for each broker, called an omnibus account, which includes all shares held by that broker-dealer's customers. Because the fund adviser has no record of the individual customers included in each omnibus account, broker-dealers would have to set up their own systems to apportion fee information among their customers' accounts. This would require broker-dealers to revise their accounting and information management systems to receive the cost data from each fund adviser and then apportion this information among customer accounts holding that adviser's funds.

One broker-dealer with about 6.5 million customer accounts estimated that developing the systems necessary to produce such statements might cost as much as $4 million, with additional annual costs of $5 million. At our request, representatives of a prominent industry research firm estimated the likely costs to funds for providing quarterly personalized expense statements. They responded that programming to get the necessary information would require some up-front fixed costs, but they would probably amount to less than a penny per shareholder. Besides these up-front costs, fund adviser representatives had indicated to us that there would also be annual costs to provide the statements. Using the estimates of the broker-dealer mentioned previously, we calculated that its costs to provide such statements would be less than $1 per customer per year.

Mutual fund adviser officials and others also questioned whether the information provided by these personalized fee statements would be meaningful. One objection they raised was that unlike the standardized percentage fee information in the fee table, individual investors' fee information would not be directly comparable to the fees they incur on other funds because of differences in the number of shares held or the investment objectives of the funds. Some officials said that investors might make inappropriate investment decisions solely on the basis of the dollar amounts of fees they paid. Some said, for example, that investors might choose to exchange their stock fund shares for those of money market funds, which typically have lower fees than stock funds, even though it may not be appropriate in light of their investment and financial goals. Industry representatives also pointed out that because fee disclosure is intended to help investors make investment decisions, the information on periodic statements would come too late, after an investor has already made his or her investment decision.

We agree with industry representatives that the operating expenses, currently shown in the required fee table disclosures as a percentage of fund assets, are more appropriate for comparing fee levels across funds when investors are initially choosing between funds. However, the purpose of the dollar amount disclosures would be to further highlight for investors the costs of the mutual funds in which they have invested and to supplement the disclosures they already receive. Concerns that investors might make inappropriate investment decisions based solely on the dollar costs of their mutual funds could be addressed by advising investors to consider such specific fee information in conjunction with their own investment goals and other factors, rather than isolated from other considerations.

Less Costly Means of Calculating the Individual Dollar Costs of Fees Might Be Considered

Providing investors with information on the dollar amounts they pay in mutual fund fees likely could be accomplished in various ways. As noted above, some industry participants provided estimates of their costs to calculate exact dollar amounts of fees each investor paid during a statement period. However, less costly alternatives may exist. For example, one fund adviser representative suggested that an alternative means of calculating the fee would be to multiply the average number of shares in each account during the statement period by the fund's expense ratio for that period. He stated that the figure derived in this way would be a reasonable approximation of the dollar amount of fees the investor paid. He added that it also would be less costly and burdensome than computing an exact amount, because it would not entail maintaining daily expense and share records for each investor.

Another way of disclosing the dollar amount of investor fees would be to use preset investment amounts. For example, each investor's statement could include the dollar amount of fees paid on $1,000 invested in the fund. Investors could then use this dollar amount to determine how much in fees they paid based on the value of their own particular accounts. One market participant we spoke with offered a similar example of a disclosure involving preset investment amounts. Although he would prefer that periodic statements disclose the specific dollar amount that was deducted for fees from each investor's account during that period, he believes an acceptable alternative would be for statements to include a table showing fees for the reporting period on accounts of various sizes, such as $1,000, $5,000, $10,000, and others.

Another Option Was to Provide Comparative Fee Information

We also sought opinions on whether mutual funds should be required to provide investors with comparative information on fees charged by both their own, and comparable, funds. Such disclosures would be similar to requirements for automakers or major appliance producers to provide data on gas mileage or efficiency ratings to prospective purchasers of those items.

Survey information indicated that investors would support receiving such information but not if it was costly to prepare. In the previously mentioned survey conducted by a large broker-dealer, about 97 percent of the over 500 respondents indicated that such data would be very useful or somewhat useful. However, about 54 percent indicated that they would be "very unlikely" to pay, compared to about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry participants also raised various concerns over requiring funds to provide comparative information on fees. Most industry participants told us that this requirement would be difficult to implement while providing little, if any, benefit to investors. One concern was that determining the appropriate fund groupings for comparison purposes would be problematic. Another was that lack of comparability could result if fund advisers were left to identify the peers for their own funds. In addition, one industry research organization official questioned why mutual funds should be subjected to such a requirement when other financial products are not similarly required to provide such comparative information.

Mutual Fund Directors Required to Review Fees

The organizational structure of most mutual funds embodies a conflict between the interests of the fund shareholders and those of the adviser that can influence the fees a fund charges. This conflict arises primarily because part of the fees charged by the fund, which reduce investors' returns, are the adviser's revenue and a source of profit to the adviser's owners. As one safeguard against this potential conflict, the Investment Company Act of 1940 requires the presence of independent directors on a mutual fund's board of directors, who review and approve the fees their fund charges. Congress passed amendments to the act in 1970 that imposed a fiduciary duty on fund advisers, tasked fund directors with additional responsibilities regarding fees, and gave investors the right to bring legal action against fund advisers charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors must review to determine if fees are excessive. As a result, mutual fund directors are expected to review, among other things, the adviser's costs, whether fees are reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds. Although mutual fund adviser representatives indicated that their boards are vigorous in reviewing fees and seeking reductions, some other industry participants were critical of mutual fund directors' fee oversight, stating that the current practices serve to keep fees at higher levels than necessary. SEC has recently proposed changes regarding the requirements applicable to fund directors, but these are not specifically fee-related, and their impact on the level of fees is uncertain.

Mutual Funds' Organizational Structure Embodies Conflict of Interest Over Fees

Although most mutual funds are organized as corporations, their structure and operation differ from a typical corporation because of the relationship between the fund and its adviser. Typically, the adviser, who is a legal entity separate from the fund, conducts the fund's operations, and the advisory fees it charges to the fund represent revenue to the adviser, creating a possible conflict of interest. However, at least one mutual fund family's organizational structure appeared to reduce this conflict between the interests of its shareholders and the adviser by operating similarly to a credit union, wherein the shareholders of its funds own the entity that operate the funds.

Mutual Funds Organization Includes Two Primary Legal Entities

The mutual fund structure and operation differ from those of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. After subtracting its expenses from its revenues, a corporation can use the resulting profits to conduct further operations; or its board of directors can vote to distribute a portion of these profits to the stockholders as dividends.

Although generally organized as a corporation, a mutual fund differs from other corporations in several ways. A typical mutual fund has no employees but is created by and operated by another party, the adviser, who contracts with the fund, for a fee, to administer fund operations. A primary service the adviser typically provides is to select and manage the fund's investment portfolio.[1] Advisers can provide additional services but frequently subcontract with other organizations, such as transfer agents, for services such as maintaining shareholder records. Advisers are legal entities separate from the mutual funds they manage, and any profits they get from operating the fund accrue to the owners of the adviser. The fund shareholders are entitled to the income from, and gains or losses in the value of, securities in the fund's portfolio but are not entitled to profits from the adviser's operations. In addition, the relationship between a fund and its adviser is rarely severed.[2] Figure 6.1 illustrates the contrast between the structure of a traditional corporation and that of most mutual funds.

[1] In some cases, the adviser may contract with other firms to provide investment advice, which then act as subadvisers to the fund.

[2] Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91st Cong., 2d Sess. (1970), reprinted in [1970] U. S. Code Cong. & Ad. News 4897, 4901 (1970).

Figure 6.1: Comparison of Organizational Structure of Typical Corporation and Typical Mutual Fund


Corporation
Board of directors
Shareholders and owners
Elect members
Management/ employees
Results of operations
Revenue
Expenses
Distributed
Retained

Figure 6.1: Continued


Board of directors
Shareholders and owners
Elect members
Corporation (investment company) a
Results of operations
Dividends, interest, and other income
Expenses
Management company's fee
Gains/losses in the value of holdings
Management company/advisor
Oversee operations
Board of directors
Shareholders and owners
Elect members
Management/ employees
Results of operations
Payment of fee by mutual fund
Revenue
Expenses

Source: GAO analysis of corporate and mutual fund structures.

As shown in figure 6.1, the mutual fund's expenses are collected by its adviser and other service providers as revenue. In most cases, some of the expenses deducted from a fund's assets are paid by the fund to other entities, such as transfer agents or custodians, but some advisers may also perform such services for a fund. An adviser's profits are derived after subtracting any payments to third parties and its own operating expenses, separate from those of the fund, from the revenue it collects from the fund. In addition, an adviser may have other revenues and expenses from other lines of business in which it engages.

Regulators and Congress have recognized that the interrelationship between the mutual fund and its adviser creates a potential for conflict between the adviser's duties to the fund shareholders and the adviser's duties to provide profits to its owners. In describing this conflict, SEC recently noted that fund shareholders would generally prefer lower fees (to achieve greater returns), but the stockholders or owners of the adviser would prefer to maximize profits through higher fees.[3]

Congress also acknowledged this potential conflict; in the Investment Company Act of 1940, it established certain safeguards designed to protect the interests of fund shareholders. The primary safeguard was to have mutual fund directors[4] oversee certain of the adviser's activities. Although representatives of the adviser generally participate as fund directors, the act requires that at least 40 percent of the directors be individuals without any significant relationship with the fund's adviser. Congress intended that the unrelated directors, known as the independent directors,[5] serve as an independent check on the adviser. The board's remaining directors, which are typically employees of the fund's investment adviser, are known as "interested" directors. An additional safeguard provided by the act is the requirement that fund shareholders approve the advisory contract.

The Organizational Structure of One Mutual Fund Family Appears to Minimize the Potential Conflict of Interest

Although most mutual funds are organized as described above, one mutual fund family—Vanguard—has a unique organizational structure that its officials credit for allowing it to have among the lowest fees in the industry. As of November 1998, Vanguard was the second largest fund family in the industry, operating more than 100 different funds with over $367 billion in total mutual fund assets. Most other mutual funds are operated by advisers owned separately by a third party; however, the Vanguard Group, Inc.—which operates the Vanguard funds[6]—is jointly owned by the funds themselves and, therefore, by the funds' shareholders. The company required specific permission from SEC to deviate from the standard structure envisioned by the Investment Company Act of 1940 in order to organize itself in this way.

[3] Proposed Rule: Role of Independent Directors of Investment Companies, Rel. Nos. 33-7754; 34-42007; IC-24082, 64 Fed. Reg. 59825 (Oct. 15, 1999) (to be codified 17 C.F.R. parts 239; 240; 270 & 274).

[4] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

[5] Independent fund directors cannot be affiliates of a fund's investment adviser, be immediate family members of an affiliated person of an adviser, have beneficial interests in securities issued by the adviser or the principal underwriter or any of their controlling persons, be registered broker-dealers or affiliated with broker-dealers, or be affiliated with any recent legal counsel to the funds.

[6] About 30 of the 100 Vanguard funds use the services of independent investment managers, which provide portfolio selection and advice services for these funds. These firms receive a subadvisory fee paid out of fund assets. However, the Vanguard Group, Inc., and not the investment manager, provides all other administrative services for these funds.

According to documents obtained from Vanguard, this structure allows the Vanguard Group to provide the funds' services on an at-cost basis. As a result, the profits from operating the funds are returned to the fund shareholders through lower operating expenses rather than going to the owners/stockholders of a separate adviser, as is the case for most other mutual funds. According to materials provided by Vanguard, the Vanguard family's operating expense ratios averaged 0.28 percent, which it stated were the lowest in the industry. In 1998, the average fund fee was 1.25 percent. Vanguard's average expense ratio is also lower because it operates several index funds,[7] which have among the lowest ratios of all fund types.

Although this structure appears to minimize the conflict of interest between the typical mutual fund and its adviser, it is not a structure that has been widely replicated within the industry. According to SEC officials, one other fund company had an organizational structure similar to that of Vanguard's but later changed its structure to resemble the third-party ownership structure used by most firms in the industry. The third party structure that is most prevalent does allow the firm that initially provides its own capital to create a mutual fund to earn a return on the investment it put at risk. In addition, it can use that capital to subsidize the fund in the event that the fund needs an influx of capital, as occurred for several money market funds that incurred losses on structured notes investments in 1994. In contrast, having the fund adviser owned by the fund shareholders, as is the case for Vanguard, is more analogous to the structure of a credit union, whose depositors and borrowers are the owners of the institution. However, credit unions may be more prevalent because the services they provide are more generically required by the public and the affiliated groups that tend to create such institutions than are mutual fund services.

Mutual Fund Directors Have Specific Responsibilities Regarding Fees

Because of the conflict of interest inherent in the organizational structure of a typical mutual fund, fund directors have been tasked by law to oversee fees charged to shareholders. These responsibilities regarding fees are derived from both state and federal law. The primary federal statute governing mutual fund activities, the Investment Company Act of 1940, tasks fund directors with specific duties to review and approve the fees their funds charge. Concerns over the level of fees led to amendments of the act in 1970 that imposed additional responsibilities on fund directors, placed a fiduciary duty on fund advisers, and granted investors the right to

[7] Index funds invest in the securities represented in a broad-based index such as the Standard & Poor's Index.

sue advisers for charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors review to determine if fees are excessive.

Federal and State Laws Provide Responsibilities for Mutual Fund Directors

Because mutual funds are typically organized as corporations, the laws of the states where the funds are incorporated also place various general duties on fund directors. These duties generally require them to act in the best interests of the shareholders they represent.[8]

In addition to the general duties imposed by state law, federal law provides specific responsibilities relating to the composition and duties of a fund's board of directors. The Investment Company Act of 1940 is the primary federal statute governing mutual fund operations, and it establishes various requirements and duties for mutual fund directors.[9]

Under the act, a mutual fund's board of directors is generally entrusted with protecting the fund shareholders' interests and policing conflicts of interest that might arise in connection with payment for services to the fund. Under section 15(c) of the act, the terms of any advisory contract and its renewal must be approved, in person, by a vote of a majority of the independent directors. The section also specifies that fund directors are to obtain and consider any information necessary to evaluate the terms of both advisory and underwriting contracts and that fund management must furnish this information to the directors. The requirement that directors obtain and review such information was added as a result of amendments in 1970 to the Investment Company Act of 1940.

In addition to the requirement that they approve the overall advisory contract and its fees, a mutual fund's directors are also required to review distribution fees. A fund is prohibited from using fund assets to pay for the sale and distribution of its shares unless it adopts a plan of distribution

[8] Under state law, directors are typically bound by duties of care and loyalty to the shareholders they represent. The duty of care requires directors to carry out their responsibilities in good faith and to exercise the degree of skill, diligence, and care that a reasonably prudent person would exercise in the same circumstances in the management of his or her own affairs. The duty of loyalty prohibits directors from benefiting personally from opportunities rightfully belonging to the company. This requires the directors to place the interests of the corporation above their own individual interests. State common law provides the "business judgement rule." This rule provides that directors will not be found liable for their actions, provided that they act reasonably and in good faith for the best interests of the corporation, even if their decisions turn out to be wrong.

[9] This discussion focuses on mutual fund directors' specific responsibilities regarding the fees their funds charge. The law also places various other responsibilities on fund directors that exceed those of the directors of a typical corporation. These additional responsibilities include approving the contracts between the fund and the adviser and the other service providers, approving trading practices, and monitoring investments in derivatives as well as other duties.

approved by the directors—known as a rule 12b-1 plan. Such plans must be approved by a majority of both (1) all of a fund's directors (both the interested and independent directors) and (2) the independent directors separately.

Fund Adviser Responsibilities Increased After Concerns Over Fees

Congress also tasked mutual fund advisers with additional fee-related responsibilities in 1970. The impetus for the 1970 amendments to the Investment Company Act arose primarily from findings of two studies of mutual fund operations done in the 1960s. One of the studies was by the Wharton School of Finance in 1962,[10] and SEC prepared the other in 1966.[11] The Wharton study found that mutual fund shareholders lacked bargaining power relative to the adviser, which resulted in higher fees.

In its study, SEC found that litigation by fund shareholders had been ineffective as a check on fund advisers because of the difficulty in proving that the adviser was charging excessive fees. The standard being used by most courts at the time was whether the fees charged by advisers represented a flagrant misuse of fund resources. Because of the difficulty of proving that fees charged met such a standard, SEC recommended that the Investment Company Act be amended to impose a reasonableness standard on fund advisers regarding the fees they charge. SEC noted that such a standard would clarify that advisers would charge no more than what would be charged if fees were negotiated on an "arm's-length" basis (i.e., as if between unrelated parties).[12]

However, the amendments to the Investment Company Act of 1940 did not contain SEC's reasonableness standard after objections to it were raised by industry participants, who feared that courts would substitute their judgment over that of fund directors. As a compromise, the legislation instead placed a fiduciary duty on the fund adviser regarding the fees it receives. Specifically, section 36(b) of the act[13] imposes on the adviser a fiduciary duty with respect to compensation or material payments the adviser or its affiliates receive from the fund. The statute does not further define the fiduciary duty imposed. Typically, under state common law, a

[10] A Study of Mutual Funds: Prepared for the Securities and Exchange Commission, Wharton School of Finance and Commerce, University of Pennsylvania (Philadelphia, PA: 1962).

[11] Public Policy Implications of Investment Company Growth, SEC (Washington, DC: 1966).

[12] SEC also recommended that application of the reasonableness standard not be affected by shareholder or director approval of the advisory fee and that recoveries be limited to excessive compensation paid in the 2 years prior to commencement of an action.

[13] 15 U.S.C. §80a-35(b).

fiduciary must act with the same degree of care and skill that a reasonably prudent person would use in connection with his or her own affairs.

Section 36(b) also granted investors and SEC the right to bring claims in federal court against the adviser, the directors, officers, and certain other persons[14] for breach of fiduciary duty regarding the compensation or payment they receive from the fund. Investors have a 1-year period in which to bring suit, and damages are limited to fees received by the advisers within the prior year.[15] In reviewing such cases, section 36(b) directs the courts to give consideration as is deemed appropriate under all circumstances to board approval and shareholder ratification of the compensation or advisory contract.

Court Decisions Have Shaped Directors Responsibilities

Court decisions have played an important role in shaping the role of mutual fund directors regarding fees. Since 1970, various cases were filed under section 36(b), and the resulting decisions have served to provide specific guidelines for fund directors. These guidelines arise primarily from a Second Circuit Court of Appeals case decided in 1982.[16]

After the Investment Company Act was amended to give investors the right to sue advisers for charging excessive fees, a series of cases was brought under this new section of the act. However, section 36(b) of the act, which provides investors with the right to sue a fund adviser for breach of fiduciary duty regarding fees, does not contain specific standards for determining when such a breach has occurred. Instead, the federal courts adjudicating the claims brought by investors under 36(b) have developed standards for making such determinations. These standards focus on assessing whether a payment is excessive.

The key case that established the standard for determining whether a fund's fee is excessive was Gartenberg v. Merrill Lynch Asset Management Inc (Gartenberg). The shareholders in Gartenberg sued the investment adviser for breach of fiduciary duty with respect to its compensation. The shareholders of this money market fund claimed that given the fund's size and growth, the adviser's profits were excessive due to its disproportional

[14] Section 36(b) authorizes excessive fee claims against officers, directors, members of an advisory board, investment advisers, depositors, and principal underwriters if such persons received compensation from the fund.

[15] Courts have held that section 36(b) is an equitable claim; therefore, plaintiffs do not have the right to a jury trial.

[16] Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923 (2d Cir. 1982), *cert. denied*, 461 U.S. 906 (1983).

fee. In Gartenberg the fee schedule called for payment of 0.50 percent (1/2 of 1 percent) of the fund's average daily value of net assets under $500 million and for various intermediate percentages as the value of the net assets increased down to 0.275 percent for assets in excess of 2.5 billion.[17] In dismissing the investors' claim of excessive profits, the district court emphasized that the principal factor in determining whether the adviser breached its fiduciary duty to the fund with regard to fees is to compare a fund's fees to the fees charged by other funds in the industry.

In upholding the district court's decision, the Second Circuit Court stated that to be guilty of a violation under section 36(b), the fee must be "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The Second Circuit Court disagreed with the district court's suggestion that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisers to funds they managed. The court stated that "the existence in most cases of an unseverable relationship between the adviser-manager and the fund it services tends to weaken the weight to be given to rates charged by advisers of other similar funds." The court further stated that since a fund cannot move easily from one adviser to another, advisers rarely compete with each other on the basis of fees and advisory contracts.

The court thus reasoned that although fund directors may consider the fees charged by similar funds, it indicated that other factors may be more important in determining whether a fee is so excessive that it constitutes a breach of fiduciary duty. These include

- the nature and quality of the adviser's services,
- the adviser's costs to provide those services,
- the extent to which the adviser realizes and shares with the fund economies of scale as the fund grows,
- the volume of orders that the manager must process,
- indirect benefits to the adviser as the result of operating the fund, and
- the independence and conscientiousness of the directors.

Since Gartenberg, additional cases have been decided that continue to apply the standards established by the Gartenberg court.[18] The court

[17] Gartenberg v. Merrill Lynch Asset Management Inc., 528 F. Supp. 1038 (S.D.N.Y. 1981), *aff'd*, 694 F. 2d 923 (2d Cir. 1982), *cert. denied, 461 U.S. 906(1983)*.

[18] Schuyt v. Rowe Price Prime Reserve Fund, 663 F. Supp. 962 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034(1988); Krinsk v. Fund Asset Management, 715 F. Supp. 472 (S.D.N.Y.

decisions in Gartenberg and the cases that followed it, therefore, have served to establish the current expectations for fund directors regarding fees. As a result, regulators expect mutual fund directors to review the types of information the courts identified as important when assessing whether the fees their fund pays to its adviser are excessive. As noted above, among the information to be considered by directors is how their fund's fee structure compares to those of similar funds. Under such standards, independent directors are not required to seek the lowest fee. For example, SEC's chairman characterized these duties by stating that "[d]irectors don't have to guarantee that a fund pays the lowest rates. But they do have to make sure that the fees fall within a reasonable band" of other funds' fees.[19]

Opinions on Boards' Effectiveness in Overseeing Fees Vary

Opinions on mutual fund boards' effectiveness in overseeing fees varied. Some fund adviser officials depicted directors as assertive in reviewing fees, even seeking reductions and resisting fee increases. However, other industry participants expressed various criticisms of directors' effectiveness in overseeing the fees mutual funds charge, including that directors lack sufficient independence and that legal standards governing their actions are flawed. To address concerns over a potential lack of independence among mutual fund boards, SEC and others have various initiatives under way, but they are not likely to have a significant impact on fees because most funds already have them in place.

Fund Officials Say Boards Are Effective in Lowering Fees

Mutual fund adviser officials indicated that their boards of directors follow rigorous review processes when reviewing their funds' fees. Officials at several of the 15 mutual fund advisers we contacted described a rigorous process of review that their independent directors use to evaluate the investment management contract and to review fees. For example, officials at one fund adviser said that their board members are successful businessmen and women who are very knowledgeable about how the funds operate. The officials said that these directors obtain expert advice, when needed, with which to make their fee-related decisions.

Adviser officials told us that their fund directors often obtain data from independent sources, such as the industry research organizations Lipper and Morningstar, Inc. They told us that their directors also actively seek out other materials they need to help them do a thorough job of reviewing

1988), aff'd, 875 F. 2d 404 (2d Cir.), cert. denied, 493 U.S. 919 (1989); Kalish v. Franklin Advisers, 742 F. Supp. 1222 (S.D.N.Y. 1990), aff'd , 928 F. 2d 590 (2d Cir.), cert. denied, 502 U.S. 818 (1991).

[19] May 15, 1998 remarks before the Investment Company Institute, Washington, DC. See also Krinsk v. Fund Asset Management, 715 F. Supp. at 502-03 .

fund costs. Several indicated instances where fees were lowered or fee raises were denied at the board's insistence.

Adviser officials we contacted indicated that their fund directors meet several times a year, and a committee of independent directors typically meets at least annually to discuss the investment adviser's contract and related fees. They said that they provide directors large amounts of information relevant to the investment management contract and fee schedule, and they include comparative fees paid by similar funds for these services. According to the adviser officials, independent directors typically review and deliberate on the information provided by the adviser before meeting with fund officials, consult with independent counsel on the terms of the proposed contract, and compare the fees they are being asked to approve with those of peer groups of funds. Adviser representatives depicted their funds' independent directors as tough negotiators who scrupulously review available information and then lower fees or refuse fee hikes when they feel such actions are warranted.

SEC examinations we reviewed cited few deficiencies relating to directors' role in evaluating fees. According to an SEC official, SEC examines all mutual fund families within a 5-year cycle. In our review of SEC examinations of 16 fund advisers conducted between 1995 and 1999, we found 3 instances citing deficiencies related to the directors' role in reviewing fees. Two stated that minutes of board meetings failed to indicate that certain factors had been reviewed or discussed, and one found that the directors for two funds in a particular family had not received information on certain expense information when they approved their investment advisory agreements.

Some Officials Criticized Directors' Effectiveness in Overseeing Fees

Various industry participants criticized mutual fund directors' effectiveness in overseeing fees charged for operating their funds. A primary criticism of mutual fund directors is that they lack sufficient independence and knowledge to effectively oversee the fund adviser's activities and fees. Such allegations have appeared in various press and magazine accounts. In addition, some of the industry participants we contacted raised similar criticisms. A private money manager told us that because a fund's investment adviser or an affiliate usually manages the fund, its independent directors cannot be truly autonomous in negotiating adviser fees and contracts. According to an industry analyst, a general lack of experience with mutual fund operations prevents independent directors from being as effective as they could be in keeping fees down. Because of their inexperience, the independent directors will often defer to the opinions of the interested directors, who are also employees of the adviser, during the deliberations of the board.

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the Gartenberg standards, such practices do not contribute to lower fees.

SEC and ICI Proposed Reforms to Increase Director Independence and Knowledge

In response to criticism that independent directors on mutual fund boards may not be sufficiently independent of the adviser, SEC and ICI took steps to examine ways in which independent directors might be more autonomous.[20] In February 1999, SEC conducted 2 days of public discussions, with various industry participants and critics evaluating independent directors' responsibilities and ways in which they could more effectively carry them out. Shortly thereafter, ICI assembled an advisory group to identify and recommend best practices for fund boards to consider adopting.[21] In addition, in response to the SEC chairman's call for improved fund governance, a Mutual Fund Director's Education Council, chaired by a former SEC chairman and administered by Northwestern University, has been formed. The Council intends to foster the development of programs to promote independence and accountability in fund boardrooms.

In October 1999, SEC promulgated proposed rules to enhance the independence of certain mutual fund boards. SEC noted in its introduction to the proposed rules that in order to truly enhance the effectiveness and independence of all fund directors, the Investment Company Act would need to be amended, but SEC's recent attempts to achieve such changes by legislation were never enacted. As a result, SEC's proposal applies to funds that rely on exemptions granted by SEC of certain statutory conflict of

[20] In 1992, SEC staff conducted a study of the regulation of investment companies to determine whether existing regulations imposed unnecessary constraints on funds and whether there were gaps in investor protection. As a result of this study, the staff recommended that the act be amended to require that the minimum proportion of independent directors be increased from 40 percent to a majority, that independent director vacancies be filled by the remaining independent directors, and that independent directors be given the authority to terminate advisory contracts. Notwithstanding the SEC staff recommendations, the legislation was never enacted.

[21] Enhancing a Culture of Independence and Effectiveness, ICI (Washington, DC: Jun. 24, 1999.

interest prohibitions.[22] According to SEC officials, almost all funds rely on one or more of these rule exemptions, and thus the proposal would apply to virtually all funds.

Under SEC's proposal, funds relying on any of these exemptions would be required to have independent directors who constitute either a majority or a super-majority (two-thirds) of their boards and who select and nominate other independent directors. In addition, if the independent directors use legal counsel, such counsel would be required to be separate from that used by the fund's adviser.

SEC's proposed rule amendments also would require funds to provide additional information to investors about fund directors. Under the proposal, funds would be required to provide investors with basic information about the identity and business experience of the directors, the extent to which the directors own shares of funds within the fund family, and any potential conflicts of interest.

These proposed rule amendments may not significantly affect the level of fees in the mutual fund industry. First, the rule proposals focused on enhancing director effectiveness and do not specifically address fees. SEC officials acknowledged that most funds already have a majority of independent directors on their boards. Officials at the 15 fund advisers we contacted also told us that the requirements they place on their boards already meet SEC's proposed changes. Most of them indicated that a majority of their boards are independent directors, they set their own compensation, and they nominate and select new independent members. In addition, they have separate outside counsel and advisors to help them evaluate the fees and contracts they are responsible for negotiating in the shareholders' best interests.

Others argue that even though many funds have these requirements in place, they should be required for all funds so that all investors have consistent protections. Some commenters to the proposed rule amendments stated that the proposed changes are burdensome and that SEC is attempting to do by regulation what it has been unable to achieve through legislation. Others claim that the proposal is a necessary measure to provide investors consistent protection. As of May 16, 2000, the amendments in the proposal had not yet been adopted.

[22] Examples of these exemptive rules include Rule 12b-1, which permits the use of fund assets to pay distribution expenses; Rule 17a-8, which permits mergers between certain affiliated funds); and Rule 18f-3, which permits funds to issue multiple classes of voting stock.

Conclusions and Recommendations

Conclusions

Because of the unavailability of comprehensive data on costs advisers incurred operating mutual funds, we were unable to determine to what extent the growth in mutual fund assets during the 1990s provided advisers the opportunity to reduce fund expense ratios. We found that many large funds had reduced their operating expense ratios between 1990 and 1998, with the average fee among the largest stock funds declining by 20 percent. However, not all funds reduced their fees, including some that had grown by more than 500 percent during that period. These results also reflect the largest funds, whose advisers were most likely to have experienced economies of scale that would have allowed them to reduce these funds' expense ratios. In addition, our sample consisted primarily of the largest and fastest growing funds in the industry and thus may not reflect the characteristics and the trend in fees charged by other funds.

We also found certain limitations in the mechanisms that regulators currently rely on to influence fee levels. As with other financial products, regulators rely on competition as means of setting prices for products and services. However, competition in the mutual fund industry is not generally price-based and thus may not be strongly influencing fee levels.

Regulators also rely on fee disclosures to inform investors of the fees that funds charge. The information that is disclosed in mutual fund prospectuses and annual reports allows investors to compare the relative fees and expenses charged by differing funds. However, while mutual fund statements show the dollar amounts of any transaction fees deducted from shareholder accounts, they do not disclose the actual dollar amounts of each investor's share of the fund's operating expenses. Some officials we interviewed acknowledged that such information would reinforce the fact that investors are paying for mutual fund advisers' services. Including the dollar amount paid in fees along with each investor's account value would also put mutual fund statements on comparable footing with that of other financial services whose specific charges also routinely appear in confirmation and account statements. Fees stated in dollar terms, considered in conjunction with other relevant information such as investment goals, could spur investors to evaluate the services they receive from their funds in exchange for the fees being charged and to compare their funds' services and fees with those of other funds with similar investment objectives. Prominently and regularly disclosing to investors the specific dollar amount of operating expense fees each investor pays could also encourage more fee-based competition among fund advisers, as has occurred with brokerage commissions and other financial services.

To produce such information, fund advisers may have to make changes in their account management systems to collect and calculate information that is not currently maintained. Advisers and certain broker-dealers whose customers invest in mutual funds would also incur both one-time and ongoing costs. However, estimates for these costs did not appear to be inordinately high—with some estimates generally indicating that such costs might be a few dollars or less per investor. In addition, industry participants have already identified alternative, less costly, ways of calculating the dollar amount of fees paid by individual fund investors, such as by multiplying a fund's share value by its expense ratio and an average of the number of shares held by an investor during the prior period rather than by maintaining information on each investors actual daily share of expenses.

Another alternative means of disclosing dollar amounts of operating expense fees paid on individual investor statements would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Regulators also rely on mutual fund boards of directors to serve as a check on the fees charged by the funds they oversee. Currently, fund directors annually review the fees of the funds they direct and, among other things, generally maintain their funds' fees within a reasonable range of fees charged by other funds. Opinions about fund directors' effectiveness varied, and regulators are taking steps to increase directors' independence from their funds' advisers. However, these steps are not likely to have a significant impact on fees because most funds already have many of the proposed reforms in place and their purpose is to generally enhance director effectiveness and did not specifically address fees. Our analysis of the largest funds' fees, which showed higher fee funds migrating to lower fee levels while lower fee funds generally retained their levels, is consistent with assertions that mutual fund directors are choosing to keep fees at a level comparable to those of other funds. Whether this level is appropriate for the industry is not known.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, we recommend that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency and Industry Comments and Our Evaluation

We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments from SEC were incorporated into this report as appropriate.

Overall, each of the commenting organizations agreed that our report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials raised several issues about our report. ICI's letter notes that although promoting investor awareness of the importance of fund fees is a priority for ICI and its members, ICI officials had reservations about the account statement recommendation that investors periodically receive information on the specific dollar amounts of the fees deducted from their mutual fund accounts. Their concern was that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

We agree with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing between funds prior to investing. The additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on our observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

We do not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

Customers who place money in savings accounts, bank certificates of deposit, or bonds are not purchasing investment management or financial transaction services as are mutual fund investors. Thus, customers placing money in those other investment or savings products are generally told what the nominal returns will be, regardless of how the firm providing the product will use the customer's capital to conduct investment or operating activities intended to produce sufficient income to provide the promised rate of return to the customer. In such cases, customers are not entitled to the residual returns earned by their capital but instead are promised and paid a fixed return.

Furthermore, the fact that not all financial products provide information on all their charges to account holders does not reduce the likely usefulness of such information to the millions of mutual fund investors. Instead, independent evaluations of the usefulness of providing such information for those other products would be necessary to determine if similar disclosures would also benefit the users of those other products.

All three commenting organizations also generally questioned our finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that our draft report did not address the fact that mutual funds present performance net of expenses.

Our report notes that a mutual fund is required to disclose its performance net of fees and expenses; its performance is the primary basis upon which funds compete. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, our report also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis, resulting in greatly reduced charges for such services. Implementing our recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals we interviewed regarding the role of mutual fund directors in overseeing fees. The individuals we quoted were critical of the director practice of setting their funds' fees only in relation to the fees charged by other funds; however, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

We have added text to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments we cited, directors are primarily emphasizing such comparisons over the other factors they are also required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Furthermore, we recognize that a firm's comparison of the prices it charges with those its competitors charge is a legitimate and perfectly acceptable means for firms to evaluate their own business strategies. However, in the mutual fund industry, which competes indirectly on the basis of such charges, such comparisons may serve to maintain fees at a consistent level or allow them to be reduced only by amounts similar to those of other funds' reductions, as the individuals we interviewed stated. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers the opportunity to reduce fees by even more.

Comments From the Securities and Exchange Commission

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



DIVISION OF INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2000

Thomas J. McCool
Director, Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, DC 20548

Re: GAO Draft Report
Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition

Dear Mr. McCool:

Thank you for the opportunity to comment on the General Accounting Office's draft report and assessment of mutual fund fees. The report provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that impact those fees. I commend the GAO for contributing to the public dialog about this important matter.

The report raises important issues concerning the impact of mutual fund fees on investors. The major conclusion of the report is that additional disclosure could help increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition by funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund expenses that the investor has borne.

We agree that investors need to be aware of and understand the fees that mutual funds charge. The question to be answered, however, is how best to accomplish that goal. As the report points out, there are advantages and disadvantages of the report's recommendation and alternatives that need to be considered. We welcome the report's recommendations and suggestions, and will consider them carefully.

As you know, Congress and the Commission have sought to protect investors from excessive fees in two ways. First, the securities laws require full and complete disclosure of fees so investors can make informed decisions. Second, the Investment Company Act establishes procedural safeguards relating to the corporate governance structure of funds to protect against potential conflicts of interest, including those involving fees. In this regard, the Commission has taken many steps in recent years to protect the interests of shareholders. Below we summarize the recent initiatives.

Thomas J. McCool
Page 2

Following this summary are our general comments and observations concerning various issues addressed in the report.

I. Recent Initiatives Relating to Mutual Fund Fees

A. Disclosure and Investor Education Initiatives

The primary focus of our disclosure effort has been to make fund fees and expenses more transparent to investors and to allow investors the ability to compare fees and expenses between different funds, as well as to educate investors about the importance of fees.

See comment 1.

In the 1980s, the Commission became concerned that the increasing variety of sales loads and other fund distribution arrangements could, unless uniformly presented, confuse investors. For that reason, since 1988 every mutual fund prospectus has included a fee table. The fee table is a uniform, tabular presentation that shows both charges paid directly by a shareholder out of his or her investment, such as front-end and back-end sales loads as well as recurring charges deducted from fund assets, such as management and rule 12b-1 fees. The fee table is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a hypothetical investment if he or she received a 5% annual return and remained invested in the fund for various time periods. The fee table is intended to present fund investors with expense disclosure that can be understood easily and that facilitates an investor's comparison of expenses among funds.

In 1998, the Commission required the fee table to be included in a new plain English risk/return summary that appears in the front portion of all prospectuses. The risk/return summary functions as a standardized "executive summary" of key information about the fund. As part of these changes, the Commission increased the investment amount illustrated in the fee table example from $1,000 to $10,000 to reflect the size of a more typical fund investment and to approximate more closely the amount of fees and expenses that a typical investor would expect to incur over time. The Commission also improved the method of presentation for several items included in the fee table, including temporary expense reimbursements, fee waivers, and certain account fees paid directly by shareholders.

Most recently, the Commission proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports. The proposal reflects the fact that taxes represent the largest single expense borne by many fund investors. Recent estimates suggest that taxes may reduce the average stock fund's total return by 2.5%, an amount larger than the expense ratios of most funds.

Although information about mutual fund fees has been made clearer and more readily available than in the past, the Commission remains concerned that many investors are not paying attention to information about fees. These concerns have prompted the Commission to mount an extensive investor education campaign to improve the financial

Thomas J. McCool
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literacy of investors. The Commission has published and posted on its website a brochure about investing in mutual funds that contains a section on the importance of fees. In town meetings and speeches to investors across the country, the Commission has emphasized the importance of fees in evaluating mutual fund investments. The Commission is a major sponsor of the Facts on Savings Campaign, a joint effort among government agencies, financial industry associations, and consumer organizations to help Americans of all ages and incomes to "get the facts" they need to save and invest wisely.[1] The campaign includes information about mutual funds and the importance of fund costs in determining the amount that will be accumulated for retirement or to meet other financial goals. In January of this year the Commission issued an investor alert that advises mutual fund investors to look at more than past performance, recommending, in particular, that they assess a fund's costs which can have an enormous effect on performance. To assist investors in assessing costs, the Commission posted on its website a Mutual Fund Cost Calculator, an innovative interactive web-based tool that investors can use to calculate the costs of mutual fund ownership. During the first quarter of 2000, the calculator averaged over 8,500 hits per month – making it one of the most frequented portions of the SEC website.

B. Fund Governance Initiatives

Because independent directors play such an important role under the Investment Company Act in approving the contract between the investment adviser and the fund, we have undertaken a series of initiatives to strengthen their ability to perform that role.

In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Participants included independent directors, investor advocates, executives of fund advisers, academics, and legal counsel. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." The Roundtable served to heighten the industry's awareness of the importance of directors in protecting the interests of shareholders.

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors. One proposal would require funds that rely on Commission exemptive rules to have independent directors that constitute at least a majority of board members. Although, as you point out, many fund boards currently have a majority of independent directors, our proposal would strengthen the governance for the remainder that do not. Taken together, the rule proposals (along with an accompanying interpretive release) are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen

[1] Other government agency sponsors include the Board of Governors of the Federal Reserve System, the North American Securities Administrators Association, and the Federal Trade Commission. Other financial industry and consumer sponsors include the American Association of Individual Investors, American Stock Exchange, Bank Securities Association, Certified Financial Planner Board of Standards, International Association for Financial Planning, Investor Protection Trust, National Association of Securities Dealers, National Investor Relations Institute, Securities Industry Association, and the Security Traders Association.

Thomas J. McCool
Page 4

fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with greater information to assess directors' independence.

In June 1999, an advisory group of industry experts formed by the Investment Company Institute recommended a set of fifteen "best practices" for funds and their boards to consider.[2] Some recommendations were designed to enhance the independence of independent directors.[3] Other recommendations were designed to enhance the effectiveness of fund boards as a whole.[4]

Finally, in response to Chairman Levitt's call for improved fund governance, a Mutual Fund Directors Education Council has been created. The Council, chaired by former SEC Chairman David S. Ruder and administered by Northwestern University, will foster the development of programs to promote a culture of independence and accountability in fund boardrooms.

We believe that these mutual fund governance initiatives have and will continue to focus increased attention on the importance of directors performing their duties as effectively as possible, particularly in the critical areas of considering and approving the advisory contract and overseeing fund fee levels.

II. General Comments on the Report

A. Competition in the Mutual Fund Industry

Your report states that, "competition in the mutual fund industry is not generally price-based, and thus may not be strongly influencing fee levels...."[5] Although one certainly could argue that there should be more competition in the industry, it is hard to argue that there is an absence of price competition. The two largest fund groups are among the industry's low cost providers; and another large and well-funded low cost provider recently entered the industry. Low cost index funds have grown from less than 2% of stock fund assets in 1990 to 7% today. Directly marketed funds, which tend to have lower expenses, have increased their market share from 35% in 1990 to 46% today.

[2] *Report of the Advisory Group on Best Practices for Fund Directors*, Investment Company Institute, June 24, 1999.

[3] For example, independent directors should comprise at least two thirds of the board; obtain qualified counsel who is independent from the fund's adviser; and meet separately from management when evaluating advisory and underwriting contracts.

[4] For example, fund directors should invest in funds on whose boards they serve and should periodically evaluate the board's effectiveness. New fund directors should receive appropriate orientation and all fund directors should keep abreast of industry and regulatory developments.

[5] Executive Summary, p.6.

The fact that there are many non-price factors that appear to influence an investor's choice of a mutual fund (*e.g.*, reputation of the adviser, historical performance, sales channel, level of customer service, investment objectives), so that fee and expense levels do not strongly influence this choice reflects typical behavior by consumers when they select financial services.

An additional factor not mentioned in the report is that, in addition to competing among themselves, mutual funds face strong competition from outside the fund industry. For example, due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds. Exchange traded funds, a new pooled investment vehicle sponsored by large brokerage firms and stock exchanges, offer low costs and the ability to buy and sell shares at any time during the day at the current market price. Advances in technology enable investment advisers and broker-dealers to extend individual account management services to customers with much smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund. These changes in the market place are likely to put further pressure on funds as they strive to remain competitive.

B. <u>Analysis of the Largest Funds</u>

The report correctly points out that existing studies regarding mutual fund fees reach somewhat contradictory conclusions and that some of these studies' methods have been questioned. Thus, the report describes the analysis that you conducted concerning trends in expense ratios based upon data concerning 77 of the largest mutual funds that grew faster than the average fund in the industry.

We note that your results show that asset growth usually resulted in lower expense ratios and are generally consistent with other data we have studied, which tend to confirm that so-called "economies of scale," at least in many cases, are being passed on to fund shareholders.

C. <u>Mutual Fund Directors Required to Review Fund Fees</u>

The report discusses the fact that, under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser. In your discussion of directors' effectiveness in fulfilling these duties, there are a couple of sentences in the report attributed to private money managers and others stating that directors can fulfill their obligations by ensuring that a fund's fees are within a range of similar funds. While these statements may be their personal opinions, we believe the statements are incorrect both as a matter of law and as a matter of practice.

As your report discusses in Chapter 6, case law concerning the obligations of directors in approving the advisory contracts requires directors to consider much more than whether the fees are within the range charged by other similar funds, including the

Thomas J. McCool
Page 6

nature and quality of services provided by the adviser, the advisor's costs, and any economies of scale from managing additional assets. Additionally, our inspections of funds confirm that directors generally are diligent in performing their obligations and do consider many factors in determining whether to approve an advisory contract. Moreover, we note that our corporate governance proposals would require fund registration statements to disclose the factors considered by fund directors when they approved the fund's contract with its investment adviser. We are concerned that a reader of your report may be misled as to how directors fulfill their obligations. Accordingly, we believe that the report should make clear that directors are required to consider more than what other funds charge, and in fact do so.

D. Expense Comparisons Among Funds

One important issue that is not discussed in the report relates to the difficulty of comparing the expense ratios of different funds. Sometimes all of the services provided as part of the process of investing in the fund are bundled into the fund's expense ratio. Other times, the expense ratio excludes the cost of certain services, such as marketing and/or financial advice, because they are paid separately by each individual shareholder.

For example, an investor who is very concerned about costs and willing and able to do his or her own financial planning would likely invest in a low cost fund. A second investor that is less knowledgeable and/or less price sensitive may prefer to pay extra money for more services. If this investor purchased a mutual fund after obtaining financial advice from a broker-dealer, insurance company, or bank, the fund's costs would likely be different because the advice might be paid for by payment of a sales load or a rule 12b-1 fee. If the purchase were made pursuant to a wrap fee program, the fund's costs would be lower because the advice would be paid for separately by the investor. Alternatively, this investor could pay separately for advice from a fee-only financial planner and then invest directly in a low cost fund.

E. Expense Comparisons to Other Financial Services

A major theme of the report is that mutual funds do not provide fee information comparable to that provided by other financial service providers.[6] In particular, the report notes that although customer fees for other financial services are often disclosed in specific dollar amounts, mutual fund shareholders do not receive information about the dollar amount of fund operating expenses attributable to their shares.

As noted in the report, mutual funds differ from most financial services with respect to the way in which services are delivered and paid for. Most financial services are provided by a financial firm (bank, securities firm, insurance company) directly to the

[6] Mutual funds are compared to bank deposit accounts, bank trust services, investment advisory services provided by individual investment advisers, wrap accounts, purchases of stocks, bonds and other securities, and purchases of real estate.

Thomas J. McCool
Page 7

customer. Mutual fund services are provided by an entity (the fund) separate and distinct from the financial firm that is its sponsor. As a separate entity, the fund not only bears its own expenses, it is owned by the "customer."

We believe that the fee information provided by mutual funds and by other types of financial services is nevertheless, quite similar. Like other financial services, mutual funds provide information about the dollar amount of fees they charge directly to an individual account. For mutual funds, this includes sales loads, redemption fees, account fees, and other charges levied directly on shareholder accounts. For other financial service providers, this includes itemized fees on deposit accounts, brokerage commissions on stock transactions, fees charged by individual investment advisers, broker commissions on real estate transactions, and similar fees.

Like other financial services, mutual funds do not provide information about expenses incurred outside the account. For mutual funds, this includes the investment advisory fees and all other expenses paid out of fund assets. For other financial services, for example, this includes the spread between the gross amount earned by the financial service provider on customer funds and the net amount paid out to the customer.

F. Disclosure Concerning Fees Paid by Investors

See comment 2.

The Commission's approach to disclosure has been to ensure that investors receive information about fees that allows the investor to make an informed decision prior to making a purchase, as well as after becoming a fund shareholder. In addition to the information provided to a prospective investor before the purchase (as described above) the Commission's rules also require that investors receive ongoing information about expenses after they have made a purchase. First, investors receive annual and semi-annual reports that disclose the actual expense ratio of the fund. Second, investors receive an updated prospectus on an annual basis that includes a fee table and a fee example. The fee information in the prospectus is generally based upon actual fees that the fund paid in the prior year. While reports to shareholders and updates to prospectuses are mentioned in the report, we believe it should be noted that mutual fund investors under current regulations receive and have access to information on an annual basis which enables them to assess and understand the fees they bear and to effectively compare the fees of funds.

* * * * * * * * *

We recognize that investors need to be further educated about the fees and expenses that mutual funds charge. As part of our responsibilities in regulating mutual

Thomas J. McCool
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funds, we will consider the recommendations in your report very carefully in determining how best to inform investors about the importance of fees. Again, thank you for the opportunity to comment on your report.

Sincerely,



Paul F. Roye

The following are GAO's comments on the Securities and Exchange Commission's May 10, 2000, letter.

GAO's Comments

1. The Securities and Exchange Commission (SEC) described various changes since the 1980s to the fee disclosures that mutual funds are required to make. To acknowledge this, we have added a footnote to our discussion of the currently required disclosures that describes some of the changes made to these disclosure requirements over time.

2. SEC stated that our report should note that the current disclosure does provide investors with access to information on an annual basis that enables them to assess and understand the fees they bear and to effectively compare fees. We agree that disclosure of such information is currently required, and we have added additional language to our report to clarify that these disclosures are made annually. However, these disclosures present fund expense ratios as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account. Furthermore, these reports are provided to investors only semiannually. Although investors can use this information to compare among funds, the additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors the fact that they do pay for the services they receive from their mutual funds. The specific dollar amounts we recommend that funds disclose should also have the added immediacy of being unique to each investor and his or her account. By disclosing these additional dollar amounts on investors' quarterly account statements, funds will provide fee disclosures to investors more frequently than they currently do.

Comments From the National Association of Securities Dealers Regulation, Inc.

Note: GAO comments supplementing those in the report text appear at the end of this appendix.


NASD
REGULATION
An NASD Company

Thomas M. Selman
Vice President
Investment Companies/Corporate Financing

NASD Regulation, Inc.
1801 K Street, N.W., Suite 800
Washington, D.C. 20006-1500
202 728 8068
Fax 202 974 2732

May 8, 2000

Thomas J. McCool
Director, Financial Institutions and Markets Issues
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for allowing us the opportunity to comment on your draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition (April 19, 2000) (the "Report"). We have summarized in bullet form below our overall comments on the Report's recommendation, as well as certain technical comments on the Report. We would be happy to discuss our comments with you at your convenience.

As we have discussed, NASD Regulation shares your concern that some investors may "chase" performance, and we agree that investors also should consider fees, expenses and other issues when making an investment decision. We would be happy to work with you and your staff on these important policy questions.

I. Overall Comments on Report's Recommendation

- The Report concludes that "unlike many other financial products and services where the dollar amount paid by the customer is clearly and regularly disclosed, mutual fund disclosures do not include the actual dollar amounts of the fund fees individual investors pay."[1] Based on these conclusions, the Report recommends that the Securities and Exchange Commission and NASD Regulation, Inc. require mutual funds and certain broker/dealers to provide in periodic account statements "the dollar amount of mutual fund fees each investor paid . . . in addition to presently required fee disclosures."[2]

- The Report's recommendation raises several issues:

[1] See Report, Chap. 7, pp. 1-2.

Now on p. 96.

[2] See Report, Chap. 7, p. 5.

Now on p. 97.

Thomas J. McCool
May 8, 2000
Page 2

See comment 1.

- First, the Report seems to assume that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. In fact, funds impose these expenses at the entity level. Moreover, NASD member broker/dealers are generally required to send at least quarterly to all customers account statements that detail, among other things, all charges and debits imposed at the account level.

See comment 2.

- Second, the Report's recommendation may be difficult, if not impossible, to implement. Aside from the fact that mutual funds do not perform the shareholder-level accounting envisioned by the proposal, many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

See comment 3.

- Third, the Report seems to conclude that mutual fund markets are less than competitive because investors base their invesment decisions more on performance than on the level of mutual fund fees. We share the concern that some investors may place too much reliance on past performance, and we agree that they also should consider other issues, such as a fund's fees and expenses. However, investors who focus solely on low expenses (such as some money market fund investors) may sacrifice performance that they might obtain if they were to consider other factors, such as a fund's investment objective and the quality of the fund adviser's investment management.

- Fourth, the Report seems to assume that other financial intermediaries provide full disclosure of itemized expenses that reduce the return on customers' investments. Rules governing these institutions may require them to provide certain disclosures in periodic account statements regarding account-level fees. However, these rules do not require disclosure of the dollar amount of operating expenses incurred at the entity level that reduce the return a customer earns on his or her investment. Similarly, the rules governing other unregistered collective investment vehicles, which operate analogously to mutual funds, do not require (and the GAO does not propose to require) disclosure of customer-specific entity-level expenses.

- Fifth, the Report does not address the fact that mutual funds present performance information net of expenses. Other financial intermediaries are cited as models for disclosure, without discussing the fact that these intermediaries frequently advertise performance numbers that do not reflect the fees charged to customers.

II. Other Technical Comments on Report

Now on p. 27; see comment 4.

- Chapter 1, page 7. The Report states that "NASD rules prohibit funds from charging a front-end load that exceeds 8.5 percent of the initial investment. Some mutual funds, known as 'no-load' funds, do not have sales charges." These sentences require some clarification.

Thomas J. McCool
May 8, 2000
Page 3

See comment 4.

- NASD Rule 2830 regulates NASD member broker/dealers that sell mutual funds, but does not regulate the funds themselves, since NASD Regulation has no jurisdiction over the mutual fund entities. Rule 2830(d) prohibits NASD member broker/dealers from offering or selling shares of any mutual fund or unit investment trust if the sales charges of such funds are deemed excessive under the rule. Additionally, the maximum permissible front-end and deferred sales load varies depending on certain factors, such as whether the fund offers certain rights of accumulation and quantity discounts, and whether the fund imposes an asset-based sales charge or service fee.

- Rule 2830(d)(3) prohibits NASD members from describing a mutual fund as "no load" or as having "no sales charge" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed 0.25% of average net assets per annum.

Now on p. 29; see comment 5.

- Chapter 1, page 11, footnote 7. We understand that the effective date of the Gramm-Leach-Bliley Act provisions that eliminate the bank exclusion from the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934 is May 12, 2001 (not March 12, 2001).

Now on p. 42; see comment 6.

- Chapter 2, page 21, footnote 11. The Report's estimate of mutual fund adviser revenues was obtained by multiplying fund assets by operating expense ratios. Many mutual funds have waived various expenses, including adviser fees, for various reasons. If this estimate does not take into account fee waivers, it may be inaccurate.

Now on p. 74; see comment 7.

- Chapter 5, pages 16-17. In the third full paragraph on page 16, the Report discusses "Table 5.4" (which we believe should refer to Table 5.2) as showing the "two . . . primary distribution methods used by fund advisers." A fund investment adviser usually does not directly distribute fund shares. A mutual fund distributor, which is a registered broker/dealer, generally performs this function.

Again, we appreciate the opportunity to comment on the Report. Please feel free to contact me if you would like to discuss these comments further.

Sincerely,



Thomas J. McCool
May 8, 2000
Page 4

cc: Cody Goebel
U.S. General Accounting Office

R. Clark Hooper
Thomas A. Pappas
Joseph P. Savage
NASD Regulation, Inc.

John H. Komoroske
NASD, Inc.

The following are GAO's comments on the National Association of Securities Dealers Regulation's May 8, 2000, letter.

GAO's Comments

1. The National Association of Securities Dealers Regulation, Inc. (NASDR) commented that our draft report assumed that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. NASDR stated that, instead, funds impose these expenses at the entity level. In addition, it noted that NASD member broker/dealers are generally required to send all customers, at least quarterly, account statements that detail, among other things, all charges and debits imposed at the account level.

We have added language to both the Executive Summary and chapter 5 that clarifies that shareholder account statements do show amounts deducted directly from shareholder accounts, such as transaction charges and sales loads. However, the statements do not show in dollars each investor's share of the operating expenses that were deducted from the fund. In chapter 5 we mention that NASDR rules require quarterly statements.

2. NASDR stated that our recommendation may be difficult, if not impossible, to implement. It stated that mutual funds do not perform the shareholder-level accounting envisioned by the proposal and that many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

From discussions with operational staff at various mutual fund advisers and broker dealers, we learned that although such information is not currently calculated, compiling and making the calculations necessary to report to individual investors is feasible. As we discussed on page 79 of chapter 5, producing such information will require some additional programming and will entail some development and ongoing costs to fund advisers and broker dealers, but the estimated costs did not appear to not be prohibitive. On the basis of these discussions, we believe that SEC and NASDR can determine a cost-effective way for funds and others who maintain shareholder accounts to provide this information to shareholders.

3. NASDR commented that if our recommendation results in investors focusing solely on identifying funds with low expenses, such investors may sacrifice the performance that they might obtain if they were to consider other factors, such as a fund's investment objectives and the quality of the fund adviser's investment management.

As we stated in the conclusions to this report, investors should evaluate a fund's expenses in conjunction with their own investment goals and objectives. A reasonable approach may be for investors to first determine what types of funds they wish to invest in on the basis of the their tolerance for risk and the types of markets or securities invested in by the fund. After determining a desired fund category type, the investors could then evaluate the relative fees, expenses, and services provided by funds within each investment category.

Adequate disclosure is one of the primary goals of the securities laws. Withholding such specific information from investors because it could potentially be used inappropriately would not be consistent with the spirit of these laws. We would anticipate that funds would likely include explanatory materials with the disclosures we recommend to better ensure that investors evaluate the specific operating expense fee dollar amounts in context with their investment objectives and other information relevant to the fund.

4. We have changed the language noted in chapter 1 to clarify that NASDR regulates broker-dealers and not the funds. We also added footnotes stating that maximum permissible sales loads vary depending on certain factors, such as whether the fund imposes an asset-based sales charge or service fee; and stating the required conditions for a no load mutual fund.

5. We corrected the effective date of the applicable Gramm-Leach-Bliley Act provisions to May 12, 2001.

6. We calculated our estimates of fund adviser and service provider revenue by multiplying fund expense ratios by fund assets. These estimates used the net expense ratios reported by the funds in our sample, which exclude the amounts of any fund operating expenses that may be waived by the fund adviser.

7. In chapter 5, we corrected the table number to table 5.2 and changed wording in the sentence to reflect that direct sales are made by a fund, either through an internal or external sales force, and not the fund adviser.

Comments From the Investment Company Institute

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



INVESTMENT COMPANY INSTITUTE

MATTHEW P. FINK
PRESIDENT

May 3, 2000

Thomas J. McCool
Director, Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for providing us with the opportunity to comment on GAO's draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition. The draft report's analysis of several issues associated with mutual fund fee levels makes a valuable contribution to this important subject.

The draft report's single most important finding is that mutual fund fee levels generally have declined during the nine-year period studied by the GAO. For example, the draft report notes that 85 percent of the large equity mutual funds examined reduced their total expense ratios, and that these reductions averaged 20 percent. In addition, the draft report indicates that mutual fund fee levels reflect economies of scale that can arise when a fund's assets grow. Of the mutual funds GAO reviewed that experienced significant asset growth in the 1990s, 89 percent reduced their fee levels. GAO's conclusions as to both trends in fee levels and economies of scale are consistent with the results of academic studies, as well as with a series of research reports prepared by the Institute during the last two years.

Our overall view is that the draft report does a commendable job of addressing important and complex topics. The comments set forth below represent suggestions about how certain elements of the draft report could be clarified or strengthened.

Competition Based on Performance Leads to Competition Based on Fees

See comment 1.

We agree with the draft report's conclusion that the mutual fund industry is highly competitive, with low levels of concentration among existing fund companies and low barriers to entry for new ones. The draft report notes in several places that mutual funds compete primarily on the basis of investment performance. Less prominent attention is given to the fact that by law, mutual fund performance results must be calculated after fees and expenses are deducted. Because of this requirement, investors who consider a fund's performance when making investment decisions are indirectly taking into account the impact that fees can have on a fund's returns. This indirect consideration of fees through performance appears to be highly relevant to shareholders' investment decisions. As of year end 1999, more than 78 percent of shareholder accounts and 86 percent of shareholder assets were invested in equity mutual funds

1401 H STREET, NW • WASHINGTON, DC 20005-2148 • 202/326-5801 • FAX 202/326-5806 • EMAIL fink@ici.org

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 2

that charged less than the industry average. Moreover, in recent years, the typical equity fund investor has paid annual fees that were about one-third less than the average equity fund charged, indicating a strong investor preference for lower-cost funds.

Equally important, because funds compete fiercely on the basis of net performance, they have an incentive to keep fee levels as low as possible. A small difference in performance can affect a fund's competitive standing, which in turn substantially impacts the fund's ability to attract additional investments. The report would, in our view, better reflect both the competitive nature of the market and shareholder behavior if these facts were included.

Fund Advisers' Revenues are not Equivalent to Total Fee Revenues

See comment 2.

Our second comment arises from the draft report's apparent assumption that "total fee revenues" are the same as the revenues of fund investment advisers. The ICI data on "total fee revenues" (from which this observation is drawn) includes fees paid not only to fund investment advisers, but also to third parties, such as shareholder servicing, 12b-1 and custodial fees. These fees cannot accurately be described as revenues of the adviser. More important, data from various fund information providers indicates that advisory and administrative fees received by fund advisers are diminishing as a percentage of total fee revenues, and now typically account for only 50 to 60 percent of total annual fund expenses. This fact appears to significantly impact the draft report's observations about fund asset and adviser revenue growth rates. The draft report suggests that these growth rates have been similar for the past decade. Instead, a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Mutual Fund Directors Have Contributed to Broad Based Fee Reductions

See comment 3.

Third, the draft report lists many of the legal duties of mutual fund directors in overseeing fees. These governance responsibilities are unique, go well beyond what is expected of typical corporate directors, and were specifically designed by the authors of the Investment Company Act to provide safeguards for fund shareholders. Because fund directors play such an important role in fund governance, we believe additional discussion of these qualities is merited. We are not aware of any other competitive industry – in the world of financial services or outside it – in which a firm is required to have an independent body annually review the "price" the firm wishes to charge for its products or services. One individual apparently suggested to GAO staff that fund directors have served to increase rather than reduce fee levels, contending that directors only consider the fees charged by similar funds. This individual's claim was presented without any supporting evidence, and is contradicted directly by the applicable legal standards governing the work of directors. These legal standards require directors, as fiduciaries, to always act on shareholders behalf and to consider carefully a broad range of specific factors when reviewing fees. The claim also overlooks the fact that fund advisory fees can only be increased if approved by the fund's shareholders, as well as by the directors, including a majority of the independent directors. Finally, the individual's claim is contradicted by the various studies, now including GAO's draft report, that show mutual fund fees declining. GAO's data shows that 70 percent of the largest mutual

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 3

funds reduced their total operating expense ratio between 1990 and 1998. As noted earlier, of the funds in this group that experienced significant asset growth in the 1990s, 89 percent experienced fee reductions.

Mutual Fund Fee Disclosure Is Unsurpassed

See comment 4.

Fourth, an area that should be clarified is the draft report's assessment of the disclosure practices of competing financial services products. The draft report asserts that, unlike mutual funds, most other financial services disclose "specific dollar amounts of all fees paid." With all due respect, we do not believe that this assertion is supportable. To cite just two types of financial services listed in the draft report, we are not aware of any bank in the country that discloses to depositors the amount of the spread that the bank earns on a depositor's balances in savings and checking accounts. We are also not aware of any brokerage firm that discloses routinely the mark-up charged to investors when selling securities. And we are not aware of any other financial product that, like mutual funds, is required to aggregate all of its fees in order to promote comparability and easy understanding.

We believe very strongly that the mutual fund fee table provides the most comprehensive and understandable disclosure of fees in the financial services world. The fee table – which must be prominently presented in the front of every fund prospectus -- was recently made even simpler for investors by the Securities and Exchange Commission following the most exhaustive field-testing ever undertaken by that agency. The fee table lets fund investors easily compare all of the costs of competing mutual fund investments on an apples to apples basis. We believe the draft report should reflect the SEC's significant efforts in this area.

In our view, mutual funds disclose far more than other financial products because they provide investors with a precise expense ratio, which allows for exact cost comparisons of annual fees for thousands of competing mutual funds. Funds also provide investors with a standardized hypothetical, which shows in dollars and cents the exact impact that a fund's annual fees and sales charges will have on a $10,000 investment over 1, 5 and 10 year periods. No other financial product provides disclosure that is this comprehensive, and we were disappointed to see the draft report suggests otherwise.

Requiring Even More Fee Disclosure Could Be Counterproductive

Finally, notwithstanding the decline in fund fee levels and the shareholder preference for lower cost funds noted earlier, the draft report states that additional government regulation is needed to make investors more aware of mutual fund fees. The draft report states that awareness of fund fees might be heightened if fund companies were required by the SEC or NASD Regulation to include customized fee information on shareholder account statements.

Promoting investor awareness of the important role fees can play in long term financial planning is a priority for the Institute and its members. We have a long history of supporting investor awareness proposals and will continue to do so, but we have reservations about the account statement recommendation. Our reservations stem from our concern that this

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 4

requirement could erode the value of the standardized, all-inclusive fee information in the prospectus and thus impede informed assessments of fee levels at competing funds. Paradoxically, this could diminish rather than enhance investors' overall understanding of fund fees.

The Institute appreciates the opportunity to offer comments on a few of the more significant issues in the draft report. As noted in your letter, we would welcome the chance to meet with you to provide additional comments.

Very truly yours,



Matthew P. Fink

The following are GAO's comments on the Investment Company Institute's May 3, 2000, letter.

GAO Comments

1. The Investment Company Institute (ICI) notes that our report indicates that mutual funds compete primarily on the basis of investment performance but gives less prominent attention to the fact that mutual funds disclose their performance after fees and expenses have been deducted. ICI states that as a result, investors who consider performance are indirectly taking into account the impact of fees on returns. ICI also states that this indirect consideration appears to be highly relevant to shareholder investment decisions because, as of year-end 1999, more than 78 percent of shareholder accounts and 86 percent of shareholder assets were invested in equity mutual funds that charged less than the industry average. Finally, ICI states that by competing on the basis of net performance, funds have an incentive to keep fee levels as a low as possible because small differences in performance can affect a fund's competitive standing.

At the beginning of each discussion of how funds compete, our report notes that funds are required to disclose performance net of fees. However, competition on the basis of net returns may or may not be the same as competition on the basis of price, and such indirect competition may not result in the same level of fees as could likely result from more direct fee-based competition. As we noted in chapter 5 of the report, the charges associated with other financial services, such as bank checking accounts and stock brokerage, which are generally disclosed in dollar terms to the users of these services, have been subject to vigorous competition directly on the basis of these costs, which has resulted in lower charges for many consumers. In addition, we noted that loads, which are disclosed in investor statements, have also declined over time. In addition, because past performance is not an indication of future returns, relying on such disclosures alone would not be sufficient for ensuring that adequate competition is occurring on that basis.

The statistics that ICI cites in its letter regarding the majority of mutual fund shareholders invested in funds charging fees lower than the industry average is based on a calculation of the simple average fees charged by funds in the industry. As we note in chapter 3 of our report, calculations using simple averages of mutual fund fees are biased upwards by the growing proportion of new funds, funds investing in foreign securities, and other funds that tend to have higher expense ratios than older funds investing in domestic securities. Therefore, finding that most investors are invested in funds charging less than such an average is not sufficient evidence to indicated that fund investors overall are highly fee-conscious, particularly in light of surveys we reviewed that indicated that investors generally considered fees to be less important than other factors in making their investment decisions. In addition, although ICI's studies reported that some investors are increasingly investing in lower fee funds does not obviate the need for more explicit disclosure of fees and the increased competition that could result.

2. ICI noted that our draft report assumed that total fee revenues were the same as the revenues of fund investment advisers. ICI states that the expense ratios deducted from fund assets include amounts that are used to compensate not only the fund adviser but also other entities for shareholder servicing, marketing (12b-1 fees), and other services. ICI's letter also notes that adviser fees now typically account for 50 to 60 percent of fund expense ratios. It further states that the report suggests that the growth rates of fund assets and adviser revenues have been similar in the 1990s. ICI indicates that a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Although our report previously acknowledged that the expense ratio includes fees charged for various purposes, we have added additional text where appropriate to indicate that the fees deducted from fund assets represent revenue to more entities than just the fund advisor. However, all fees, regardless of which entities receive them as revenue, are deducted from investor assets; thus, our overall conclusion that such fees and assets grew at comparable rates remains accurate.

3. ICI commented that the duties that mutual fund directors have regarding the fees funds charge exceed those of typical corporate directors. ICI emphasized that these duties are unique and were specifically designed to provide safeguards for fund shareholders. ICI notes that one of the individuals with whom we spoke about mutual fund directors appears to have suggested that mutual fund directors' activities may be serving to increase fees by evaluating a fund's fees in light of those charged by other funds. ICI states that directors, as fiduciaries, are legally required to act on shareholders' behalf and to consider a broad range of specific factors when reviewing fees. ICI indicates that the individual's claim is also contradicted by various studies, including our own, that found fees have declined.

ICI has identified various duties placed on mutual fund directors that exceed those of the directors of a typical corporation, and we have added a footnote in chapter 6 to acknowledge these additional responsibilities. However, as our report points out, these additional duties, particularly those related to the approval of the advisor's contract and its fees, arise because of the potential conflicts of interest between fund shareholders and the adviser. As a result, the independent directors are required to review and approve the fund's contract and fee arrangement with the adviser.

Congress intended that the independent directors of mutual funds serve as a check on the adviser because of the conflicts between the interests of the adviser and fund shareholders. However, the critics of fund directors whose comments we cited are of the opinion that directors are placing primary emphasis on comparing their funds' fees to those of other funds rather than the other factors that directors are required to consider as part of their fee reviews. Therefore, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers with the opportunity to reduce fees by even more than they had. Furthermore, a firm comparing the prices it charges its customers to those charged by competitors is a legitimate and perfectly acceptable means for such firms to evaluate their own business strategies. However, in an industry that only indirectly competes on the basis of such charges, such an activity may serve to maintain fees at a consistent level or allow them to be reduced only to the extent that other funds reduce theirs, as the individuals we interviewed stated.

4. ICI commented that the assertion in our report that unlike mutual funds, most other financial services disclose the specific dollar amounts of all fees paid is unsupportable. As an example, ICI states that no bank it is aware of discloses to depositors the amount of the spread that the bank earns on a depositor's balances in checking or savings accounts. ICI states that the fee disclosures required of mutual funds are the most comprehensive and understandable in the financial services world. It also notes that these disclosures have been recently made simpler by the Securities and Exchange Commission.

We agree with ICI that the currently required disclosures are comprehensive and reasonably understandable. In response to this comment by ICI and others on the draft report, we have added a footnote that discusses some of the recent changes to the disclosures we describe in our report.

Although the disclosures that mutual funds make are comprehensive and useful for investors in comparing the relative fees charged by different funds, the information in them discloses fees in percentage terms and uses hypothetical examples, which are less direct indications of the specific prices charged to any one investor. In our report, we cite five examples of other common financial services or transactions with which most mutual fund investors are also likely to be familiar, such as checking accounts, stock brokerage, or bank trust services. These services disclose in periodic statements the specific fees in dollars charged to customers. As we point out, mutual funds do not similarly provide specific dollar amounts of charges on the periodic statements they provide to individual investors.

GAO Contacts and Staff Acknowledgments

GAO Contacts

Thomas J. McCool, (202) 512-8676
Cody J. Goebel, (202) 512-7329

Acknowledgments

In addition to those named above, Michael Burnett, Suzie Bright, Melvin Thomas, Darlene Wall, and Desiree Whipple made key contributions to this report.

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Address Correction Requested



(233592)

LEVY, PHILLIPS & KONIGSBERG, LLP
800 Third Avenue, 11th Floor
New York, New York 10022
By: Moshe Maimon
Danielle Disporto
Telephone: (212) 605-6200
Fax: (212) 605-6290

SZAFERMAN, LAKIND, BLUMSTEIN &
BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, New Jersey 08648
By: Arnold C. Lakind
Robert L. Lakind
Telephone: (609) 275-0400
Fax: (609) 275-4511

Attorneys For Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

JENNIFER L. KASILAG, LOUIS MELLINGER, JUDITH M. MENENDEZ, JACQUELINE M. ROBINSON, and LINDA A. RUSSELL, et al.,

Plaintiffs,

vs.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC,

Defendant.

Case Number: 2:11-cv-01083-DMC- JAD

AMENDED COMPLAINT

DEMAND FOR JURY TRIAL

TABLE OF CONTENTS

AMENDED COMPLAINT

Plaintiff JENNIFER L. KASILAG ("Kasilag"), whose street address is 35 Oklahoma Trail, Hopatcong, New Jersey, 07843, Plaintiff LOUIS MELLINGER ("Mellinger"), whose street address is 28 Mockingbird, Hackettstown, New Jersey, 07840, Plaintiff JUDITH M. MENENDEZ ("Menendez"), whose street address is 93 Eyland Avenue, Succasunna, New Jersey, 07876, Plaintiff JACQUELINE M. ROBINSON ("Robinson"), whose street address is 45 Livingston Road, Morristown, New Jersey, 07960, and Plaintiff LINDA A. RUSSELL ("Russell"), whose street address is 52 Birch Ridge Road, Blairstown, New Jersey 07825 (collectively, "Plaintiffs") bring this action on behalf of and for the benefit of: the Hartford Global Health Fund, the Hartford Conservative Allocation Fund, the Hartford Growth Opportunities Fund, the Hartford Inflation Plus Fund, the Hartford Advisers Fund, and the Hartford Money Market Fund (collectively, "the Hartford Funds" or "Funds"), and sue Hartford Investment Financial Services, LLC ("Defendant" or "HIFSCO"), an indirect wholly-owned subsidiary of Hartford Financial Services Group, Inc. ("HIG"), a company having shares listed on the New York Stock Exchange.

OVERVIEW

This is a derivative action arising out of Defendant HIFSCO's receipt of improper and excessive management and/or adviser and distribution fees on Plaintiffs' investments in Hartford Funds in breach of its fiduciary duty under 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b) (hereinafter "Section 36(b)" or "§ 36(b)"). In order to violate Section 36(b) of the ICA, the adviser must charge a fee that is "so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining."

Like roughly 90 million Americans who are planning ahead for retirement, Plaintiffs have invested in mutual funds through their employer-sponsored Simple IRA program. As part of that program, Plaintiffs have invested in Hartford Mutual Funds. Because of the excessive management and distribution fees that HIFSCO charges and receives in connection with Plaintiffs' investments in the Funds, however, Plaintiffs' (and all Hartford Fund shareholders') retirement benefits have been and continue to be diminished by staggering amounts.

Plaintiffs' investment returns are diminished because Defendant charges and collects two fees that are excessive under § 36(b) of the ICA: (1) management and/or advisory fees and (2) distribution fees. The management/advisory fees are excessive because Defendant sub-contracts out the majority of the management services, for which the Funds pay a separate sub-advisory fee, and then collects a "management fee" for itself for performing little, if any, work. In fact, for one Fund, the management fee was almost 4.5 times the amount of the sub-advisory fee in 2010 alone.

Distribution fees are fees that the Securities Exchange Commission ("SEC" or the "Commission") (promulgated through its Rule 12b-1, 17 C.F.R. § 270-12b-1) determined are to be used for marketing and distribution services. The fees are to be used primarily to attract new fund shareholders in order to create economies of scale that should allow advisers to provide the same quality and nature of services at dramatically lower costs since the costs of managing a fund does not increase proportionately with an increase in fund shareholders. Here, the distribution (or "12b-1") fees are excessive because, *inter alia*, they are not tied to any distribution activities and no economies of scale are created or passed on to the Funds. As an example of HIFSCO's 36(b) violations, its Class B shareholders are paying 12b-1 fees despite the class having been closed to new investments since September 30, 2009.

As explained in detail below, the management and 12b-1 distribution fees collected by HIFSCO from the Plaintiffs are excessive and thus a breach of HIFSCO's fiduciary duty under § 36(b). The criteria for determining a § 36(b) breach of fiduciary duty is not laid out in the statute. Rather, the Supreme Court has set forth the following factors to use when determining whether a fee is excessive:

- the nature and quality of services being paid for by the fund and its investors;
- whether the directors exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;
- what fees are charged by the adviser to its other non-mutual fund customers, if any;
- what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and
- the costs of providing those services and the profitability of providing the services.

As discussed fully below, an examination of these factors demonstrates that the management and 12b-1 distribution fees charged to the Hartford Funds breached, and continue to breach, HIFSCO's fiduciary duty to the Funds. The advisory and distribution fees received by HIFSCO were so disproportionately large that they bore no reasonable relationship to the services rendered, and could not have been the product of arm's length bargaining, and were thus unfair to Plaintiffs and the other shareholders of the Funds.

The Plaintiffs seek to rescind the Investment Management Agreements and Distribution Plans[1] between Defendant and the Hartford Funds and to recover the total fees Defendant

[1] For the Hartford Money Market Fund, Plaintiff Kasilag only seeks to rescind the Investment Management Agreements and to recover the management/advisory fees Defendant charged this

charged the Funds or, alternatively, to recover all improper compensation received by Defendant in breach of its statutory fiduciary duty under Section 36(b). The conduct complained of is continuing in nature, and Plaintiffs seek recovery from the earliest possible period allowed by the applicable statute of limitations through the date of final judgment. Plaintiffs allege:

I. JURISDICTION AND VENUE

1. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

2. Venue is proper in this judicial district pursuant to 28 U.S.C. § 1391 and 15 U.S.C. § 80a-43 as Defendant inhabits or transacts business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendant may be found in this district.

3. No pre-suit demand on the Boards of Directors of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (collectively the "Boards"), which are the Boards overseeing the Hartford Funds, is required, as the demand requirement of Rule 23.1 of the Federal Rules of Civil Procedure does not apply to actions or counts brought under § 36(b) of the ICA.

4. All conditions precedent to suit have been performed, or have been satisfied or waived.

II. NATURE OF THE ACTION

5. This action is a derivative action brought by the Plaintiffs, for the benefit of, and on behalf of, the Hartford Funds, pursuant to ICA § 36(b).

Fund or, alternatively, to recover all improper compensation in connection therewith. She does not challenge the 12b-1 distribution fees for this Fund.

6. Defendant HIFSCO derived and continues to derive revenues in the form of fees for what it claims to be the provision of investment advisory services[2] and distribution services to the Hartford Funds. In particular, HIFSCO receives fee compensation from each of the Funds and earns investment management fee revenues by allegedly providing investment advisory services pursuant to investment management agreements with each Fund. HIFSCO also improperly derived and continues to derive revenue by charging excessive 12b-1 distribution fees. HIFSCO is sued in this Amended Complaint based on its misconduct related to its wrongful receipt of fee income in violation of Section 36(b) of the ICA.

7. The Hartford Mutual Funds, Inc. ("HMF") is an open-end management investment company registered under the ICA, 15 U.S.C. § 80a-1, *et seq.*, comprised of various mutual funds, including the Hartford Global Health Fund, the Hartford Conservative Allocation Fund, the Hartford Advisers Fund, the Hartford Inflation Plus Fund and the Hartford Money Market Fund, each of which is a separate investment portfolio or mutual fund. *See* Table II.

8. The Hartford Mutual Funds II, Inc. ("HMFII") is an open-end management investment company registered under the ICA, 15 U.S.C. § 80a-1, *et seq.*, comprised of various mutual funds, including the Hartford Growth Opportunities Fund, each of which is a separate investment portfolio or mutual fund. *See* Table II.

9. The Plaintiffs, who own shares of the Hartford Funds, allege that the investment management fees charged to each of the Hartford Funds by HIFSCO, the Funds' investment manager, breached HIFSCO's § 36(b) fiduciary duty to the Funds with respect to such compensation as demonstrated by, *inter alia*: (a) the nature and quality of services provided to the Hartford Funds and their shareholders in exchange for the investment management fees,

[2] The terms "investment advisory services" and "investment management services" are used interchangeably in this Amended Complaint.

including the fact that Defendant subcontracts out most of the management services at a small fraction of the actual investment management fees charged to the Funds; (b) the failure of the Hartford Funds' Boards of Directors to exercise the requisite level of care and conscientiousness in approving the investment management agreements and the fees paid pursuant thereto; (c) the failure of Defendant to provide the Hartford Funds' Boards of Directors with all information reasonably necessary to evaluate the terms of the investment management agreements with respect to each of the Funds; (d) the level of the fees as compared to those charged by Defendant or its affiliates to institutional accounts, including non-mutual fund customers; (e) the fees other mutual fund advisers charge for similar services to similar mutual funds; (f) the failure of Defendant to adequately pass economies-of-scale savings on to the Funds and their shareholders, and the retention of those economies-of-scale savings by Defendant; and (g) Defendant's costs and high profitability associated with providing investment management services to the Hartford Funds.

10. The Plaintiffs further allege that HIFSCO improperly received Rule 12b-1 Distribution Fees[3] ("12b-1 fees") from the Funds (except the Hartford Money Market Fund) and breached its fiduciary duty to the Funds with respect to such compensation by, inter alia: (a) the nature and quality of the services provided in exchange for the 12b-1 fees; (b) having produced few, if any, benefits (in the form of economies-of-scale benefits or otherwise) for the Hartford Funds while generating significant additional investment management fee revenue for HIFSCO;

[3] Securities and Exchange Commission ("SEC") Rule 12b-1, 17 C.F.R. § 270.12b-1, permits a fund to market and sell its shares with shareholder funds (Distribution Fees) out of fund assets only in strict compliance with the rule. Distribution fees cover the costs associated with the marketing and selling involved with running a mutual fund. These fees are deducted from a mutual fund to compensate securities professionals for sales efforts and services provided to the fund's investors. See SEC Proposes Measures to Improve Regulation of Fund Distribution Fees and Provide Better Disclosure for Investors available at: http://www.sec.gov/news/press/2010/2010-126.htm.

(c) Defendant's failure to provide the Hartford Funds' Boards of Directors with all information reasonably necessary to evaluate the Rule 12b-1 Distribution Plans and 12b-1 fees paid pursuant thereto; (d) the fees other mutual fund advisers charge for similar distribution services to similar mutual funds, and (e) Defendant's costs and high profitability associated with providing distribution and marketing services to the Hartford Funds.

11. The allegations in this Amended Complaint are predicated on publicly-available information, including, but not limited to, information contained in the public filings with the SEC of HMF and HMFII ("Hartford Disclosure Materials"), and on information and belief after a reasonable investigation.[4]

III. PARTIES

12. Plaintiff Mellinger owns shares of and is therefore a security holder in the Hartford Growth Opportunities Fund and the Hartford Inflation Plus Fund.

13. Plaintiff Menendez owns shares of and is therefore a security holder in the Hartford Advisers Fund.

14. Plaintiff Russell owns shares of and is therefore a security holder in the Hartford Advisers Fund and the Hartford Growth Opportunities Fund.

15. Plaintiff Robinson owns shares of and is therefore a security holder in the Hartford Advisers Fund and the Hartford Inflation Plus Fund.

---

[4] It should be noted that in shareholder claims against mutual funds, plaintiffs generally lack the inside information necessary to allege their claims in detail because the facts are peculiarly within the possession and control of defendant. For example, internal information about the Boards' fee-approval process and the costs that advisers incur to operate these funds is solely within Defendant's possession. Additionally Plaintiffs have not attached to the Amended Complaint all of the public filings upon which Plaintiffs relied herein. Upon request, however, Plaintiffs will provide the Court with copies.

16. Plaintiff Kasilag owns shares of and is therefore a security holder in the Hartford Conservative Allocation Fund, the Hartford Global Health Fund and the Hartford Money Market Fund. For the Hartford Money Market Fund, Plaintiff Kasilag only challenges the investment management fees and not the 12b-1 distribution fees.

17. Defendant HIFSCO is the investment manager/adviser for each of the Hartford Funds. HIFSCO is incorporated in Delaware with its principal place of business in Simsbury, Connecticut. HIFSCO is an affiliate (indirect wholly-owned subsidiary) of Hartford Financial Services Group, Inc. ("HIG") (together with its subsidiaries, the "Hartford" or "Company"),[5] an insurance and financial services company having shares listed on the New York Stock Exchange. HIG, through its wholly-owned subsidiaries, provides a variety of investment management, administrative, and operational services for a large number of investment companies or mutual funds (the "Hartford Funds Complex") and managed accounts, including HIG's indirect wholly-owned subsidiary HIFSCO.[6] See Table I.

18. Defendant HIFSCO is registered as an investment adviser under the Investment Advisers Act of 1940 ("the Investment Advisers Act"). HMF and HMFII, on behalf of each of the Funds, have each entered into an Investment Management Agreement with HIFSCO. The Investment Management Agreements provide that HIFSCO, subject to the supervision and approval of HMF's and HMFII's Boards of Directors, shall: (a) provide investment advice and

[5] Plaintiffs refer to HIG, together with its subsidiaries and/or affiliates that perform a variety of investment management, administrative, and operational services to mutual funds and managed accounts, collectively as "Hartford," which is also how Hartford refers to itself in its public filings.

[6] The Hartford Funds Complex is composed of 85 mutual funds, which are contained in the following four management investment companies registered under the ICA: the Hartford HLS Series Fund II, Inc., the Hartford Series Fund, Inc., the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc., each containing mutual funds. The mutual funds at issue in this Amended Complaint are contained in the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc. See ¶¶7-8; Tables I and II.

recommendations to each fund, (b) continuously supervise the investment program of each fund and determine what securities should be bought and sold by each fund, (c) arrange for the purchase and sale of investments for each fund, and (d) provide economic and statistical data and/or other information as HIFSCO shall deem appropriate or as shall be requested by the Boards of Directors. Since 1997, HIFSCO has continuously been the primary investment adviser to the Hartford Funds and/or their predecessors which are included in HMF pursuant to an Investment Management Agreement, and since 2002 to the Hartford Funds included in HMFII. See Composite Ex. 1, comprised of the March 3, 1997 Investment Management Agreement between HIFSCO and HMF, as amended, in pertinent part on April 27, 2000, October 31, 2002, and May 26, 2004; as well as the November 1, 2009 Investment Management Agreement (collectively, "HMF HIFSCO Agreement"); see also Composite Ex. 2, comprised of the February 19, 2002 and the November 1, 2009 Investment Management Agreements between HIFSCO and HMFII (collectively, "HMFII HIFSCO Agreement")[7]; see also Composite Ex. 3, comprised of the February 6, 2008 Expense Limitation Agreement between HMF and HMFII and HIFSCO, as amended and restated on November 1, 2008; November 1, 2009; November 1, 2010 and March 1, 2011.

19. Defendant HIFSCO is also a registered broker-dealer and serves as the Hartford Funds' principal underwriter and distributor. HIFSCO receives 12b-1 distribution fees from each of the Hartford Funds pursuant to Rule 12b-1 Distribution Plans ("Distribution Plan" or "Distribution Plans") adopted by HMF and HMFII on behalf of the Funds. See Ex. 4, the August 2, 2006 HMF Amended and Restated Distribution Plan ("HMF Distribution Plan"); Ex. 5, the August 2, 2006 HMFII Amended and Restated Distribution Plan ("HMFII Distribution Plan").

[7] The HMF HIFSCO Agreement and the HMFII HIFSCO Agreement are collectively referred to as the "Investment Management Agreements."

20. Defendant HIFSCO, as the underwriter, distributor, adviser, and control person of the Harford Funds received compensation from the Funds for providing investment management and other services to them. As such, Defendant HIFSCO owes fiduciary and other duties to the Plaintiffs and all shareholders of each of the Funds.

IV. BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(b)

21. A mutual fund is "typically created and managed by a pre-existing organization known as an investment adviser" that "generally supervises the daily operation of the fund and often selects affiliated persons to serve on the [fund's] board of directors." Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 536 (1984)

22. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation. As early as 1935, Congress recognized that because "a typical [mutual] fund is organized by its investment adviser which provides it with almost all management services and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the advisor." S. Rep. No. 91-184, p. 5 (1969). Therefore, "the forces of arm's-length bargaining do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy." Id.

23. As a result in 1940, Congress enacted the ICA recognizing that:

> The national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated [and] managed . . . in the interest of . . . investment advisers . . . rather than in the interest of [shareholders] . . . or when the investment companies . . . are not subjected to adequate independent scrutiny.

ICA § 1(b)(2), 15 U.S.C. § 80a-1(b)(1994). Accordingly, the ICA was designed to regulate and curb "abuses inherent in the structure of [the mutual fund industry]," Jones v. Harris Associates

L.P., 130 S.Ct. 1418, 1422 (2010) (quoting Daily Income Fund, 464 U.S. at 536), and to create standards of care applicable to investment advisers and their affiliates, such as Defendant.

24. By the 1960s, it had become clear to Congress that investment advisers to equity mutual funds were charging those funds excessive fees, particularly by not taking economies of scale into account. As a result, Section 36(b) was added to the ICA in 1970, (primarily to remedy excessive fees charged by mutual funds such as those owned by Plaintiffs), which created a federal cause of action for breach of fiduciary duty by investment advisers. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services.

25. Section 36(b) created a judicial remedy for breach of such fiduciary duty by authorizing litigation against investment advisers, their affiliates, and certain others by the SEC or by a security holder on behalf of the investment company with respect to payments made to such entities or persons by the investment company or by its security holders. Section 36(b) states, in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection . . . by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor . . . for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

ICA § 36(b), 15 U.S.C. § 80a-35(b).

26. Further, notwithstanding requirements regarding the increased disinterestedness of the boards of directors,[8] "Congress decided not to rely solely on the fund's directors to assure reasonable adviser fees," Daily Income Fund, 464 U.S. at 540, also adding a provision to Section 36(b) that provides:

> In any such action approval by the board of directors of such investment company of such compensation or payments, or of contracts or other arrangements providing for such compensation payments, and ratification or approval of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, by the shareholders of such investment company shall be given such consideration by the court as is deemed appropriate under all the circumstances.

ICA § 36(b)(2); 15 U.S.C. § 80a-35(b)(2) (emphasis added).

27. Congress also chose not to rely only the ability or willingness of a fund's directors to prevent excessive fees and other abuses. Through Section 36(b), Congress gave shareholders a "unique right," Daily Income Fund, 464 U.S. at 536, empowering them with the ability to be an independent check on an adviser's fulfillment of its fiduciary duties and receipt of unfair fees. By enacting § 36(b), Congress provided shareholders with a means to redress breaches of the adviser's fiduciary duty to the funds it manages and distributes while leaving the "ultimate responsibility for the decision in determining whether the fiduciary duty has been breached [] with the court." S. Rep. 91-184, at 6.

28. Although on a shareholder-by-shareholder basis, the fees charged and received by HIFSCO may appear to be very small, the cumulative effect of the excessive fees charged cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the SEC, was critical of what he called the "tyranny of compounding high costs:"

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[8] At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA.

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns . . . In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., *Inaugural Address: Costs Paid with Other People's Money, Address at Fordham University School of Law* (Nov. 3, 2000), 6 FORDHAM J. CORP. & FIN. L. 261, 259, 267 (2001).

29. For example, assume that an employee with 35 years until retirement has a current 401(k) account balance of $25,000. If returns on investments in his account over the next 35 years average 7 percent, and fees and expenses reduce their average returns by 0.5 percent, his account balance would grow to $227,000 at retirement, even if there were no further contributions to their account. However, if fees and expenses being withheld are 1.5 percent, their account balance would grow to only $163,000 at retirement. The 1 percent increase in fees and expenses caused his account balance to be reduced at retirement by a shocking 28 percent or $64,000. *See* the following table:


Comparative
Returns with Different Expense Ratios
$250,000
$200,000
$150,000
$100,000
$50,000
$-
Balance
0
5
10
15
20
25
30
35
Years of Investment
1.5% Expense Ratio
0.5% Expense Ratio

See Department of Labor Publication "A Look at 401(k) Plan Fees," available at http://www.dol.gov/ebsa/publications/401k_employee.html.

30. Section 36(b) itself does not set forth a list of factors to be considered in determining whether an investment adviser, such as HIFSCO, has breached its fiduciary duty with respect to its receipt of compensation for services paid by a mutual fund such as any of the Hartford Funds. "Fiduciary duty" includes the duties of good faith, loyalty, and due care. A breach of fiduciary duty occurs "when a fiduciary permits an unreasonable or excessive fee to be levied on the fund," or "when compensation to the adviser for his services is excessive, in view of the services rendered – where the fund pays what is an unfair fee under the circumstances." Mutual Fund Amendments: Hearing Before the Subcomm. on the Commerce on Interstate and Foreign Commerce, Investment Company Act of 1940 and The Securities Exchange Act of 1934, H.R. 11995, S. 2224, H.R. 13754, and H.R. 14737, 91st Cong. (1st Sess. 1969) ("1969 Hearings"), at 189-90. Indeed, an advisor "may not overreach in the amount of his fee even though the other party to the transaction, in full possession of all the facts, does not believe the fee is excessive." Id., December 17, 1969 Letter from the Investment Company Institute included with Mutual Funds Amendments, at 441; see also S. Rep. 91-184, pp. 15-16 ("the ultimate test, even if the compensation or payments are approved by the directors and stockholders, . . . will be whether the investment adviser has fulfilled his fiduciary duty to the mutual fund shareholders in determining the fee") (emphasis added).

31. In Pepper v. Litton, 308 U.S. 295 (1939), Supreme Court Justice William O. Douglas (former SEC Chairman) further explained the fiduciary duty standard. He opined that fiduciaries'

> dealings with the corporation are subjected to rigorous scrutiny and where any of their contracts or engagements with the corporation is challenged the burden is on the [fiduciary] not only to prove the good faith of the transaction but also to show its inherent fairness from the viewpoint of the corporation and those interested therein. The essence of the test is whether or not under all the

> circumstances the transaction carries the earmarks of an arm's length bargain. If it does not, equity will set it aside . . . He who is in such a fiduciary position cannot serve himself first and his cestuis second . . . He cannot use his power for his personal advantage and to the detriment of the stockholders and creditors no matter how absolute in terms that power may be and no matter how meticulous he is to satisfy technical requirements. For that power is at all times subject to the equitable limitation that it may not be exercised for the aggrandizement, preference, or advantage of the fiduciary to the exclusion or detriment of the cestuis. Where there is a violation of those principles, equity will undo the wrong or intervene to prevent its consummation.

Id. at 306-311 (*emphasis added*). In *Jones*, the United States Supreme Court held that the formulation of the concept of fiduciary duty stated in *Pepper* "expresses the meaning of the phrase 'fiduciary duty' in § 36(b) . . . ." 130 S.Ct. at 1427. Thus, by reaffirming *Pepper*, the Supreme Court incorporated its fiduciary duty standard into § 36(b) requiring both good faith in the negotiation process and a fair outcome.

32. Furthermore, independent directors have a duty to diligently bargain to ensure that the best possible deal is made on their corporation's behalf.

V. INHERENT CONFLICT IN THE STRUCTURE OF MUTUAL FUNDS GENERALLY AS EXEMPLIFIED BY THE HARTFORD FUNDS COMPLEX

33. "The relationship between investment advisers and mutual funds is fraught with potential conflicts of interest," *Burks v. Lasker*, 441 U.S. 471, 481 (1979), and is "potentially incestuous." *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 929 (2d Cir. 1982).

34. Indeed, while mutual fund boards are supposed to be the "watchdogs" for the shareholders of the funds, noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA.

35. For example, in *Strougo v. BEA Assoc.*, 188 F. Supp. 2d 373, 383 (S.D.N.Y. 2002), the court quoted the following comment made by Warren Buffett, famous investor and chairman of Berkshire Hathaway:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management – whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Id. (citation omitted).

36. The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated and managed in the interest of investment advisers, rather than in the interest of shareholders." Indeed, the goal of ICA § 36(b) is to empower shareholders to independently police whether investment advisers have fulfilled their fiduciary obligations.

37. Operating within this framework, the Hartford Funds Complex is also wrought with inherent structural conflicts.

38. The Hartford Funds Complex consists of dozens of mutual funds, all of which were conceived and started by Defendant or its affiliates. Defendant's, or its affiliates', purpose in starting, maintaining, and servicing mutual funds is to make a profit on the management, administrative, and shareholder services sold to the Funds for fee income to the service-providers.

39. The Hartford Funds Complex, like almost all other mutual fund complexes, operates under a single structure consisting of a group of related investment companies (the mutual funds themselves) that are owned by their shareholders and governed by a Board of Directors. See Table I. The mutual funds themselves, however, are basically corporate shells in that they have few or no employees. Rather, the mutual funds contract for all of the services they

need – including distribution of their securities, custodianship of their assets, auditing, servicing shareholder accounts, portfolio management, and day-to-day administration – all of which, in this case, are provided by or arranged for by Defendant and its affiliates.

40. Each of the services provided by Hartford through its various affiliates is the subject of separate contracts, each of which gives rise to a separate fee paid by the Funds. See e.g., Ex. 6: the February 8, 2007 Master Custodian Contract; Ex. 7: the February 1, 2006 Transfer Agency and Service Agreement; Ex. 8: the February 6, 2008 Transfer Agency Fee Waiver Agreement; Ex. 9: the July 22, 1996 Principal Underwriting Agreement, as amended July 22, 1997; Ex. 10: the January 3, 2000 Fund Accounting Agreement; and Ex. 11: the May 3, 2004 Share Purchase Agreement.

41. While the Funds are charged a myriad of other fees, Plaintiffs' Amended Complaint is limited to the excessive investment management and 12b-1 fees charged by HIFSCO.

42. Under the terms of the HMF HIFSCO Agreement and the HMFII HIFSCO Agreement, Defendant HIFSCO provides two categories of services: investment management services and administrative services. See Composite Exs. 1 and 2. Although the Investment Management Agreements purport to include administrative services, it bears noting that the Funds' Annual Reports include a separate line item for administrative services fees already paid by the Funds. Furthermore, HIFSCO cannot be performing many administrative services, given that, for example, for year ended October 31, 2010, the Inflation Plus Fund's investment management fees were 188 times greater than the Fund's administrative fees. Id.

43. Although investment managers typically provide various services, such as custodian, transfer agency and service, underwriting, and accounting, HIFSCO does not provide

these services to the Hartford Funds. The Funds contract directly with other entities for the provision of these services. *See* Exs. 6-11.

44. To the extent these services are included in the Investment Management Agreements, on information and belief, the administrative type services included are a very small percentage of the expenses incurred under these agreements, as transfer agency costs are typically by far the largest component of administrative costs but are provided to the Hartford Funds pursuant to a separate contract with Hartford Administrative Services Company ("HASCO"), a wholly-owned subsidiary of HIG. *See* Ex. 8. HASCO's services include communications with each Hartford Fund's shareholders as well as the preparation and distribution of reports, proxies, notices, confirmation of transactions, prospectuses, and tax information. In the aggregate, various miscellaneous administrative items, aside from the transfer agency costs, do not account for more than three basis points[9] ("bps") of the average mutual fund's advisory fee. *See* John P. Freeman, Stewart L. Brown and Steve Pomerantz, *Mutual Fund Advisory Fees: New Evidence and a Fair Fiduciary Test*, 61 OKLA. L. REV. 83, 113, n. 104 (2008) ("Freeman, Brown & Pomerantz Study"), attached as Ex. 12.

45. When Hartford starts a new mutual fund, it not only contracts to provide all the services the fund needs, it also nominates and elects the members of the fund's Board (including all "independent"[10] Board members).

46. Each of the Hartford Funds is governed by a Board of Directors. These same individuals, including all independent board members, simultaneously serve on the Boards for

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[9] A basis point is a unit of measure used in finance to describe the percentage change in the value or rate of a financial instrument. One basis point is equivalent to 0.01% (1/100th of a percent) or 0.0001 in decimal form. *See* Investopedia.com, available at: http://www.investopedia.com/ask/answers/05/basispoint.asp.

[10] "Independent" board members are those who are not "interested persons" as defined under the 1940 Act. *See* 15 U.S.C. § 80a-2(a).

each Fund overseeing all of the approximately 85 portfolios in the Hartford Funds Complex.[11] See Table I.

47. The Board members are compensated for their services with a fee that consists of an annual retainer component and a meeting fee component, as well as retirement benefits. For the fiscal year ending October 31, 2010, according to publicly-available information, the Board members for the funds in the Hartford Funds Complex received total compensation in the following amounts:

Lynn S. Birdsong	$187,500
Dr. Robert M. Gavin	$261,500
Duane E. Hill	$167,500
Sandra S. Jaffee	$166,000
William P. Johnston	$191,500
Phillip O. Peterson	$191,500
Lemma W. Senbet	$154,000
Lowndes A. Smith	$183,000

48. Lowndes A. Smith is an "interested" director by virtue of his prior position as a Hartford executive. David N. Levenson is also an "interested" director by virtue of his current position as a Hartford executive. Directors who are also employed by Hartford do not receive director compensation.

49. As discussed below, the excessive fees charged to each of the Hartford Funds by HIFSCO for the investment management services are so large that they breach HIFSCO's fiduciary duty to the Funds with respect to such compensation, especially in light of the fact that HIFSCO has delegated virtually all of its duties to subcontractors at a fraction of HIFSCO's fee,

[11] All Directors of the HMF and HMFII also hold corresponding positions with the Hartford Series Fund, Inc. and the Hartford HLS Series Fund II, Inc. overseeing the 85 funds within the Hartford Funds Complex. See Table I. Mutual funds contained within the Hartford Series Fund, Inc. and the Hartford HLS Series Fund II, Inc. are not at issue in this Amended Complaint.

and when compared to the fees charged by Hartford to institutional accounts that bargain at arm's length.

50. Likewise, the 12b-1 fees charged to the Hartford Funds (except for the Hartford Money Market Fund) breach HIFSCO's fiduciary duty to the Funds with respect to such compensation because those fees provide few, if any, benefits to the Funds and their shareholders but, rather, serve as a means by which Defendant can extract additional management compensation and because those fees were not approved in accordance with applicable statutory and/or regulatory requirements.

VI. FACTORS GENERALLY RELEVANT TO A SECTION 36(b) CLAIM

51. "A court's evaluation of an investment adviser's fiduciary duty must take into account both procedure and substance." *Jones*, 130 S.Ct. at 1429. The test for determining whether fee compensation paid to Defendant violates ICA § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances." *Gartenberg*, 694 F.2d at 928.

52. In order to violate Section 36(b) of the ICA, the adviser must charge a fee that is "so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones*, 130 S.Ct. at 1418 (quoting *Gartenberg*).

53. In the context of § 36(b) litigation, courts have historically considered, *inter alia*, the following factors ("*Gartenberg* Factors"):

- the nature and quality of services being paid for by the fund and its investors;
- whether the directors exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;

- what fees are charged by the adviser to its other non-mutual fund customers, if any;
- what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and
- the costs of providing those services and the profitability of providing the services.

54. As set forth below, an examination of the *Gartenberg* Factors demonstrates that the fees charged to the Hartford Funds and their investors breached and continue to breach HIFSCO's fiduciary duty to the Funds. Indeed, HIFSCO's receipt of the advisory and distribution fees were so disproportionately large that they bore no reasonable relationship to the services rendered, and could not have been the product of arm's length bargaining, and were thus unfair to Plaintiffs and the other shareholders of the Funds.

A. THE NATURE AND QUALITY OF THE INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES PERFORMED BY HIFSCO DO NOT JUSTIFY HIFSCO'S FEE

1. Investment Management Services

55. For investment management services, each of the Hartford Funds pays a monthly management fee to HIFSCO based on a stated percentage of the Fund's average daily net asset value. As such, the investment management fees are not based on the services actually rendered or HIFSCO's actual costs in providing services to the Hartford Funds.

56. Pursuant to the terms of the Investment Management Agreements between HIFSCO and the Funds, the duties of HIFSCO, as the investment adviser to the Hartford Funds, are to manage the portfolio of securities, to research securities, and to make the purchase, sale and hold decisions for each of the portfolios. *See* Composite Exs. 1 and 2.

57. Rather than directly providing these investment management services, HIFSCO subcontracts with others to provide the services; and does so at a fraction of HIFSCO's fee collected from each Hartford Fund.

58. Since 1997, HIFSCO has sub-contracted its investment management duties to either Wellington Management Company, LLP ("Wellington")[12], pursuant to an Investment Sub-Advisory Agreement, and/or to Hartford Investment Management Company ("HIMCO")[13], pursuant to an Investment Services Agreement, and subsequently an Investment Sub-Advisory Agreement. See Composite Ex. 13: the HMF March 3, 1997 Investment Sub-advisory Agreement between HIFSCO and Wellington, as amended in pertinent part on April 28, 2000, as well as the October 1, 2009 Investment Sub-Advisory Agreement ("HMF Wellington Agreement"); Composite Ex. 14: the HMFII February 19, 2002 Investment Sub-advisory Agreement between HIFSCO and Wellington, as well as the October 1, 2009 Investment Sub-Advisory Agreement ("HMFII Wellington Agreement"); Composite Ex. 15: the HMF March 3, 1997 Investment Services Agreement between HIFSCO and HIMCO, as amended in pertinent part on October 31, 2002 and August 1, 2007; as well as the October 1, 2009 Investment Sub-Advisory Agreement between HIFSCO and HIMCO ("HMF HIMCO Agreement"). See Table II.

59. According to The Funds' Annual Reports, "HIFSCO has overall investment supervisory responsibility for the [Funds]" and "provides administrative personnel, services, equipment, facilities and office space for proper operation of the [Funds]."

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[12] Wellington provides sub-advisory services for the Hartford Global Health Fund, the Hartford Advisers Fund and the Hartford Growth Opportunities Fund.
[13] HIMCO provides sub-advisory services for the Hartford Conservative Allocation Fund, the Hartford Inflation Plus Fund and the Hartford Money Market Fund.

60. The most recent Statement of Additional Information ("SAI") for the Hartford Funds disclosed that "HIFSCO has the responsibility, subject to oversight by the [Hartford Funds' Boards of Directors], to oversee the sub-advisers and recommend their hiring, termination, and replacement." HIFSCO specifically will: "(a) set the applicable Fund's overall investment strategies; (b) evaluate, select, and recommend sub-advisers to manage all or a part of the applicable Fund's assets; (c) allocate and, when appropriate, reallocate the applicable Fund's assets among multiple sub-advisers; (d) monitor and evaluate the investment performance of sub-advisers; and (e) implement procedures reasonably designed to ensure that the sub-advisers comply with the applicable Fund's investment objective, policies, and restrictions." Id. In other words, HIFSCO makes a one-time, initial determination regarding investment objectives and selects sub-advisers. Other than HIFSCO's initial involvement, it provides minimal services to the funds and it charges its sub-advisers with providing the substantive investment advisory services to the funds.

61. Wellington is a sub-adviser to the Hartford Advisers Fund, the Hartford Growth Opportunities Fund and the Hartford Global Health Fund, and provides the day-to-day investment management for each of these Funds. Indeed, according to the HMF Wellington Agreement and the HMFII Wellington Agreement, it is Wellington that is charged with "evaluat[ing] and implement[ing] an investment program appropriate for each Portfolio" and "will make all determinations with respect to the investment of the assets for the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same." See Composite Exs. 13 and 14.

62. According to the SAI, Wellington, subject to the general supervision of the applicable HMF and HMFII's Boards of Directors and HIFSCO, is responsible for (among other

things) the day-to-day investment and reinvestment of the assets of such Funds and furnishing each such Fund with advice and recommendations with respect to investments and the purchase and sale of appropriate securities for each Fund. The most recent Annual Reports for the Hartford Advisers Fund, the Hartford Growth Opportunities Fund and the Hartford Global Health Fund also state that "HIFSCO has contracted with Wellington under a sub-advisory agreement for the provision of day-to-day investment management services to the Fund in accordance with the Fund's investment objective and policies." As such, virtually all of the investment management services are performed by Wellington.

63. Further evidence that Wellington performs substantially all of the Funds' management/advisory services is demonstrated by the fact that when Vanguard Group, Inc. ("Vanguard") retains Wellington as its investment advisor for the Vanguard funds, Vanguard does not get paid. Although Wellington provides Vanguard with substantially similar services as it provides for the Hartford Funds, Vanguard does not charge any investment advisory/management fee, much less one that is almost 4.5 times greater than the fee paid to Wellington.

64. HIMCO is a sub-adviser to the Hartford Inflation Plus Fund, the Hartford Conservative Allocation Fund and the Hartford Money Market Fund, and provides the day-to-day investment management for this Fund. HIMCO is a wholly-owned subsidiary of HIG. Similar to Wellington, under the HMF HIMCO Agreement, "HIMCO shall evaluate and implement an investment program appropriate for each Portfolio" and "will make all determinations with respect to the investment of the assets for the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same." *See* Composite Ex. 15.

65. With respect to the Hartford Inflation Plus Fund, the Hartford Conservative Allocation Fund and the Hartford Money Market Fund, HIFSCO has entered into an investment services agreement with HIMCO for the provision of the day-to-day investment management services. Further, the Hartford Inflation Plus Fund, the Hartford Conservative Allocation Fund and the Hartford Money Market Fund's most recent Annual Reports further state that "HIFSCO has contracted with HIMCO under a sub-advisory agreement for the provision of day-to-day investment management services to the Fund in accordance with the Fund's investment objective and policies." As such, virtually all of the investment management services are performed by HIMCO.

66. Each of the Hartford Funds' Prospectuses also provide that "the sub-advisers are responsible for the day-to-day portfolio management activities of the funds they sub-advise, including effecting securities transactions."

67. HIFSCO's fee schedule varies for each of the Hartford Funds. Each Fund pays a fee to HIFSCO, which subcontracts with Wellington and/or HIMCO at a fraction of HIFSCO's fee. The Hartford Funds employ a declining rate structure, known as "fee breakpoints," in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase. Notably, in the case of Wellington, who is a for-profit independent sub-advisor, upon information and belief, HIFSCO negotiated at arm's length for the lowest possible sub-advisory fee, which contains breakpoints at much lower levels than HIFSCO charged those Funds for its advisory services.

68. Virtually all of the portfolio management and investment management services required by the Funds are performed by Wellington and/or HIMCO and there is little, if any, work left to be done by HIFSCO.

69. Despite the fact that the sub-advisers provided the bulk of the investment advisory services to the Funds, in fiscal year 2010 alone, HIFSCO collected over $34 million in investment management fees from the Hartford Funds (see ¶155) paying its sub-advisers just a fraction of that fee:

HARTFORD FUNDS' FEE BREAKDOWN PURSUANT TO THE SAI
("M" refers to "Million" and "B" refers to "Billion")

Hartford Fund	Investment Services/ Sub-Advisory Agreement	HIFSCO Fee Schedule (annual rate based on average daily net assets)	Sub-Advisor Fee Schedule (annual rate based on average daily net assets)
Hartford Advisers Fund	Wellington	First $500 million 0.6900% Next $500 million – 0.6250% Next $4 billion – 0.5750% Next $5 billion 0.5725% Amt. over $10B – 0.5700%	First $50 million 0.2200% Next $100 million – 0.1800% Next $350 million – 0.1500% Amt. over $500M 0.1250%
Hartford Growth Opportunities Fund	Wellington	First $250 million – 0.8000% Next $4.75 billion – 0.7000% Next $5 billion – 0.6975% Amt. over $10B – 0.6950%	All Assets – 0.2700%
Hartford Inflation Plus Fund	HIMCO	First $500 million – 0.5000% Next $4.5 billion – 0.4500% Next $5 billion – 0.4300% Amt. over $10B – 0.4200%	All Assets – At Cost
Hartford Global Health Fund	Wellington	First $500 million – 0.9000% Next $500 million – 0.8500% Next $4 billion – 0.8000% Next $5 billion – 0.7975% Amt. over $10B – 0.7950%	First $100 million – 0.4500% Next $400 million – 0.3500% Amt. over $500M – 0.3000%
Hartford Conservative Allocation Fund	HIMCO	First $500 million – 0.1500% Next $4.5 billion – 0.1000% Next $5 billion – 0.0800% Amt. over $10B – 0.0700%	All Assets – At Cost
Hartford Money Market Fund	HIMCO	First $1 billion – 0.4500% Next $4 billion – 0.4000% Next $5 billion – 0.3800% Amt. over $10B – 0.3700%	All Assets – At Cost

70. While Wellington's fees are a fraction of HIFSCO's fee, upon information and belief, Wellington still makes a profit. Moreover, assuming *arguendo* that HIMCO's "at cost" fee represents the actual cost of performing services, HIFSCO's fee, which ranges from 1.5 to as high as 6.8 times the "cost," is grossly disproportionate to the services it actually provides to the Funds. *See* ¶155. In 2010 alone, HIFSCO was paid a total of $34,082,650 in investment management fees from the Funds at issue in this Amended Complaint. *Id.* Of that sum, HIFSCO paid Wellington and HIMCO $10,566,899 for sub-advisory services, retaining $23,515,751 for itself despite providing minimal additional advisory services to the Funds. *Id.* This is a clear breach of HIFSCO's fiduciary duties and a violation of ICA § 36(b).

71. Plaintiffs, on behalf of the Hartford Funds, are entitled to recover the investment management fees received (and continuing to be received) by HIFSCO in breach of its fiduciary duty to the Funds with respect to such compensation. The excessive management fees represent additional compensation for advisory services, and thus, are subject to an ICA § 36(b) claim.

2. 12b-1 Distribution Services

72. Prior to 1980, the SEC prohibited the use of fund assets (which are owned by the shareholders) to sell new fund shares. The SEC had traditionally been reluctant to allow fund advisers to charge their shareholders for selling shares to others because:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

73. After intense lobbying by the mutual fund industry, however, the SEC agreed to consider modifying its objections to allow current fund shareholders to pay distribution

expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

74. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in fees and other expenses, the Commission tentatively approved Rule 12b-1. The SEC feared that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). Indeed, the SEC attached numerous conditions to the use of fund assets to pay distribution expenses. For example, the SEC wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." Meyer v. Oppenheimer Management Corp., 895 F.2d 861, 866 (2d Cir. 1990).

75. Unfortunately, that is precisely what Defendant HIFSCO has done: charged and collected additional compensation for its retail management services by causing the Plaintiffs and other Hartford Fund shareholders to pay Defendant HIFSCO's marketing expenses to acquire new shareholders so that these new shareholders could pay additional investment management fees to Defendant. Existing shareholders are thus forced to pay additional fees because, along with new shareholders, assets under management increase thereby increasing the 12b-1 fees.

76. Under this regime, Defendant HIFSCO has fashioned yet another way to increase its financial benefit while leaving Plaintiffs and other shareholders to bear the financial burden. Indeed, Plaintiffs and the other shareholders of the Hartford Funds (except the Hartford Money Market Fund) pay Rule 12b-1 distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendant adopted for the Hartford Funds pursuant to SEC Rule 12b-1. HMF and HMFII, on behalf of their respective Funds, have each adopted a separate Distribution Plan for each of the Class A, Class B, Class C and Class L shares of each Fund, pursuant to appropriate resolutions of HMF's and HMFII's Boards of Directors. *See* HMF Distribution Plan, Ex. 4; HMFII Distribution Plan, Ex. 5.

77. Pursuant to the HMF and HMFII's Class A Distribution Plans, a Fund may compensate HIFSCO for its expenditures in financing any activity primarily intended to result in the sale of Fund shares and for maintenance and personal service provided to existing Class A shareholders. The HMF and HMFII's Boards of Directors authorized Rule 12b-1 payments of 0.25% of each Fund's average daily net assets attributable to Class A shares.

78. Hartford's 2010 SEC filings state that the 12b-1 Distribution Plans create "potential benefits ... [which] include ... the ability to provide investors with an **alternative** to paying front end sales loads." (Emphasis added). Class A shares of the Hartford Funds, however, are charged significant front-end sales loads **in addition to** the 12b-1 fees.

79. Pursuant to the HMF and HMFII's Class B and Class C Distribution Plans, a Fund may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to those classes, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services.

80. Pursuant to the HMF and HMFII's Class L Distribution Plans, a Fund may pay HIFSCO a total fee in connection with the servicing of shareholder accounts and distribution-related services attributable to Class L shares, calculated and payable monthly at an annual rate of 0.25% of the Fund's average daily net assets attributable to Class L shares.

81. Each of the Hartford Funds' (except the Hartford Money Market Fund) most recent Annual Reports further provides that each Fund's 12b-1 fees are accrued daily and paid monthly.

82. Defendant HIFSCO's wrongdoing is especially blatant in the case of the Class B shares of the Hartford Funds – a class that was closed to new investments as of September 30, 2009 ("Close Date"). Effective at the close of business on the Close Date, no new or additional investments were allowed in Class B shares of the Funds.

83. Nonetheless, Defendant continues to charge the holders of the Hartford Funds' Class B shares 12b-1 fees for distribution and marketing activities for this share class, even though the sale of Class B shares is closed to new investments. For instance, a shareholder of the Hartford Funds may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to Class B shares, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services. Class B shareholders are also required to pay a significant back-load charge when the holders of this class seek to redeem their investment(s) in the Funds' Class B shares. According to the Harford Disclosure Materials, the maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less) is 5.00% for Class B shares for the Hartford Funds. Class B shareholders are therefore forced to either: (1) stay in a class of shares that is closed to new investments and continue to pay significant distribution and marketing fees, or (2) pay a significant back-load

charge if the shareholder seeks to redeem his/her Class B shares and avoid such useless distribution and marketing fees.

84. Not only are the Class B 12b-1 fees that Plaintiffs paid to HIFSCO excessive for the reasons detailed above, the amounts HIFSCO charged with respect to Class A, Class B, Class C and Class L shares combined are improperly high. In one case, the 12b-1 fees are almost 3 times higher than the advisory and sub-advisory fees combined. See the following table:

Hartford Fund	2010 Total Advisory and Sub-Advisory Fees	2010 Total 12b-1 Fees	12b-1 fees as a Percentage of Advisory and Sub-Advisory Fees Combined
Advisers Fund	$6,022,688	$3,008,094	49.95%
Growth Opportunities Fund	$19,604,252	$4,724,154	24.10%
Inflation Plus Fund	$11,824,157	$8,849,864	74.85%
Conservative Allocation Fund	$416,150	$1,110,779	266.92%
Global Health Fund	$4,877,758	$1,667,550	34.19%
Totals	**$42,745,005**	**$19,360,441**	**45.29%**

85. As an example of HIFSCO's gouging on the 12b-1 fees paid by the Plaintiffs, the Hartford Funds issue Class Y shares, which pay no 12b-1 Distribution Fees. This class of shares was created to meet the demands of institutional investors who refused to purchase mutual fund shares obligating them to pay 12b-1 Distribution Fees because they, and Defendant HIFSCO, unlike Plaintiffs and the holders of shares in other share classes in the Funds, clearly understand that the payment of such fees benefits only Defendant HIFSCO. This further underscores the absence of any benefit to Plaintiffs.

86. The existence of this "12b-1-fee free" class of shares (Class Y) demonstrates that the Funds' Distribution Plans, including the 12b-1 fees, should never have been adopted or continued year after year. If the benefits achieved by virtue of these services or the economies of scale created by additional assets were shared with the Funds (as required by the enabling rule),

then the institutional holders of the "12b-1-free" Class Y shares would be eager to pay them and obtain their benefit. The benefits created by economies of scale, however, were not shared with the Plaintiffs or the Funds. The adoption and continuation of the distribution fees, therefore, is contrary to Rule 12b-1 and their receipt by Defendant HIFSCO violates Section 36(b).

87. Further, according to the SAI, HIFSCO does not charge the Hartford Money Market Fund any 12b-1 fees. This further demonstrates that 12b-1 fees are excessive under § 36(b) and that the Funds' Distribution Plans, which include 12b-1 fees, should never have been adopted or continued year after year.

88. The 12b-1 fees paid by the Funds are excessive because they are based on the net asset value of the Hartford Funds and not on the distribution activity, if any, by Defendant HIFSCO, such as number of shares sold. Indeed, any portion of the fees paid to Defendant HIFSCO that are derived from market increases in the net asset value of the fund, rather than any distribution activity by Defendant HIFSCO, constitutes a breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation.

89. Although Plaintiffs, and the other shareholders of the Hartford Funds, pay for marketing, selling and distributing each fund through the 12b-1 fees, the monetary benefits derived from attracting new shareholders largely accrue to Defendant HIFSCO, not the existing shareholders. As such, the 12b-1 fees are entirely a waste of fund assets.

90. Plaintiffs, on behalf of the Hartford Funds, are entitled to recover the 12b-1 fees received (and continuing to be received) by HIFSCO in breach of its fiduciary duty to the Funds (except the Hartford Money Market Fund) with respect to such compensation. The excessive distribution fees represent additional compensation for advisory services, and thus, are subject to an ICA § 36(b) claim.

B. THE HARTFORD FUNDS' BOARDS OF DIRECTORS WERE NOT ACTING CONSCIENTIOUSLY IN APPROVING THE INVESTMENT MANAGEMENT AGREEMENTS AND RULE 12b-1 DISTRIBUTION PLANS

91. In *Jones*, the Supreme Court adopted a fiduciary duty standard for § 36(b) that requires both a fair outcome and good faith in the negotiation process. *See* ¶31. Defendant failed to provide the Funds' Directors with all necessary information, and the Directors did not act with sufficient care and conscientiousness in reviewing and approving the management and 12b-1 fees. The fee-setting process undertaken by the Boards lacked the requisite integrity, care and good faith and was, therefore, defective. It is this defective process that has produced the excessive fees paid to HIFSCO in violation of ICA § 36(b).

92. Fund directors have a fiduciary duty to mutual funds and to their shareholders (who individually have no power to negotiate such fees for the funds) to negotiate fees that are both beneficial to the mutual funds and are comparable to fees that would be negotiated at arm's length.

93. Each Hartford Board, in this case the identical nine people for all 85 funds, has a separate and distinct fiduciary duty to each Hartford Fund to enter into serious and substantive negotiations with respect to all fees charged by Hartford Management, including HIFSCO. *See* Am. Bar. Ass'n, *Fund Director's Guidebook* (2d ed. 2003), at 10 ("Although there are areas of common interest among the funds, the directors must exercise their specific board responsibilities on a fund-by-fund basis."). Correspondingly, Hartford Management, including HIFSCO, has a reciprocal fiduciary duty to each mutual fund under its management, including each Hartford Fund, to assure that the fees it charges for services rendered are reasonably related

to the services provided and correspond with fees that would be charged in an arm's length negotiation.

1. Investment Management Agreements

94. Congress has fortified fund directors' oversight responsibilities by adopting § 15(c) of the ICA, requiring directors to be adequately informed of the terms of any investment management contracts.

95. ICA § 15(c) requires investment advisers to furnish documents and other information so that fund directors can make informed and independent decisions when evaluating investment advisory contracts. See 15 U.S.C. § 80a-15(c). This section also gives directors the authority to demand such information from advisers. Id.

96. The Hartford Disclosure Materials indicate that the Boards of Directors for HMF and HMFII are composed of the identical nine people, who meet and make decisions for all of the Hartford Funds. This same group of directors oversees and makes decisions for all a 85 funds in the Hartford Funds Complex. No public information is disclosed on the length of the meetings of these Board meetings other than the fact that they took place over two consecutive days. The issues that would need to be covered in these Board meetings include the numerous corporate governance, portfolio management, portfolio pricing, audit and accounting issues that a mutual fund board must review annually under applicable statutes, rules and regulations in overseeing or governing a particular mutual fund, and would also include the annual renewals of the Investment Management Agreements and the Rule 12b-1 Distribution Fee Agreements.

97. The Hartford Directors are well compensated for their services with a fee that consists of an annual retainer component and a meeting fee component as well as retirement benefits. See ¶47. As a result of the compensation they receive, Board membership in the

Hartford Funds Complex is a lucrative part-time job for the Fund Directors. Further, the Directors' continuation in the role of an Independent Director from year to year is at least partially dependent on the continued good will and support of Defendant HIFSCO.

98. The independent or "non-interested" directors are supposed to be "watchdogs" for the Funds' shareholders. However, since the same directors are charged with the oversight of all of the 85 mutual funds in the Hartford Funds Complex, regardless of the dedication, sophistication, and the individual educational and business qualifications of the independent members of the Boards of Directors of the Hartford Funds, many of whom are otherwise fully employed in demanding positions of responsibility, the amount of documentation that must be reviewed for each meeting would be daunting if the directors were to look at each fund individually.

99. The Boards do not hold separate meetings for each mutual fund. Instead, upon information and belief, the Boards' practice has been to consider all funds at one time. According to each Fund's Annual Report, the information related to the Boards' discussion of the Gartenberg Factors is copied substantially verbatim for each Fund, and provides little, if any, supporting facts to conclude that the Boards undertook a thorough discussion of the relevant information for all 85 funds within the Hartford Funds Complex during their two-day meeting.

100. By analyzing the Funds on an aggregated basis, the Boards likely overlook Defendant's higher profitability attributable to larger funds and prevents the Boards from carefully reviewing the fairness of investment management fees for individual funds.

101. Furthermore, even if statutorily "non-interested," the Directors are in all practical respects dominated and unduly influenced by Defendant in reviewing the fees paid by the Funds and their shareholders. In particular, upon information and belief, Defendant does not

provide the directors with sufficient information to fulfill their obligations, a factor demonstrating that the fee-setting process lacked good faith and integrity, in violation of ICA § 36(b).

102. Truly independent boards of directors acting conscientiously would not have tolerated the investment management fees charged by Defendant HIFSCO, (which performed minimal, if any, advisory services), if they had obtained adequate information regarding, among other things: (1) the sub-advisory fees Defendant paid for the Hartford Funds and the services received by the Funds from Defendant for the additional "premium" charged on top of the sub-advisory fees; (2) the management fees charged and services provided by competitors with similar fund structures; the management fees charged and services provided to pension funds and other institutional clients of Defendant or its affiliates; (3) the economies of scale enjoyed by Defendant; and (4) the profitability of the Funds to Defendant (and how to evaluate the profitability data in light of economies of scale).

103. In fact, Hartford has been the subject of SEC Cease and Desist proceedings regarding HIFSCO's Financial Arrangements with Broker-Dealers for Shelf Space and HIFSCO's failure to disclose the uses of Fund assets to the Board, resulting in a financial settlement. See November 8, 2006 Order, attached as Ex. 16. Under the November 8, 2006 SEC Order setting forth the terms of the settlement reached with HIFSCO and two other HIG subsidiaries, resolving the SEC's Division of Enforcement's investigation of HIG's variable annuity and mutual fund operations related to directed brokerage and revenue sharing, HIFSCO (along with the other two HIG subsidiaries) was ordered to pay $55 million to settle charges of misrepresenting and failing to disclose to HMF and HMFII fund shareholders that fund assets were improperly used, in the form of directed brokerage commissions, to satisfy financial

obligations to certain broker-dealers for the marketing and distribution of funds. Id. In light of the SEC Cease-and-Desist Order, the Boards should have been especially diligent in reviewing and approving any HIFSCO fee agreements.

104. On information and belief, the Fund Directors rarely, if ever, questioned the adequacy or completeness of any information or recommendations provided by Defendant, including, for example, misleading representations by HIFSCO that it is difficult to anticipate whether and to what extent that economics of scale may be realized by HIFSCO as fund assets grow over time. The evidence needed to establish the truth of these allegations is believed to be exclusively in the control of Defendant and is not in Plaintiffs' possession at this time.

105. The foregoing assures that the HMF and HMFII Directors do not understand Defendant HIFSCO's true cost structure and, in particular, the economies of scale HIFSCO enjoyed in providing investment management services to the Funds. Indeed, the Boards of the HMF and HMFII knew that most, it not all, of the investment management services to the Funds were being provided by the Funds' sub-adviser and not by Defendant HIFSCO, and that HIFSCO had previously been cited by the SEC for misappropriating fund assets through improper fees. Accordingly, the HMF and HMFII Boards violated their fiduciary responsibilities when they approved the payment of HIFSCO's excessive investment management fees.

2. 12b-1 Distribution Plans

106. In addition to their annual review of the Investment Management Agreements, the Directors must also review the 12b-1 Plans on an annual basis. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and

the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

107. The Hartford Funds' 12b-1 Distribution Plans have not been adopted in accordance with these requirements. In particular, the Boards could not have found that the Distribution Plans in general, or the 12b-1 fees in particular, benefit the Funds or their shareholders by generating savings from economics of scale in excess of the cost of the plan. In fact, despite yearly increases in total assets held by the Funds, both the management fee and total 12b-l fees received by Defendant increased as assets grew, thus depriving the Funds of the benefit of these economies of scale.

108. A recent report written by Dr. Lori Walsh, a financial economist at the SEC, studied "whether shareholders do, in fact, reap the benefits of 12b-1 plans" and concluded that shareholders, as distinguished from the fund advisers, do not benefit from 12b-1 fees:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee. In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset . . . In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. ... Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

Lori Walsh, The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns (2004), at 4, 18.

109. Despite the fact that Plaintiffs and the other shareholders of the Hartford Funds have enjoyed no benefits from the Distribution Plans, and despite the fact that the Distribution Plans have allowed Defendant to extract additional unreasonable and excessive compensation from Plaintiffs and the other shareholders of the Funds, the Hartford Funds' Directors nevertheless have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and ICA §§ 12 thereby establishing a violation of § 36(b).

110. A truly independent board would not have tolerated the 12b-1 fees charged by Defendant if it had obtained adequate information regarding the Distribution Plans and the benefit (or lack thereof) to the shareholders of the Plans (such as whether the Distribution Plans should have been implemented and whether they should have been continued).

111. Based on the foregoing, the Hartford Funds Boards did not (and, indeed, were unable to) act conscientiously and fulfill their fiduciary duty when they approved fees. In contravention of its duty to provide to the Boards all information necessary to evaluate terms of the Hartford Funds Investment Management Agreements and Distribution Plans, HIFSCO did not furnish such necessary information to the Boards for purposes of its review of the Funds' investment management agreements and 12b-1 Distribution Plans. See 15 U.S.C. § 80a-15(c); 17 C.F.R. § 270.12b-1(d). Thus, the Boards were unable to conduct informed arm's-length negotiations when approving the fees charged to the Funds.

112. Alternatively, if HIFSCO did provide the Boards with the necessary information to review the Funds' Investment Management Agreements and 12b-1 Distribution Plans, then the Boards acted unconscientiously by continuing to approve the excessive management and 12b-1 fees.

113. The Supreme Court has instructed that where, as here, "the board's process was deficient [and/] or the adviser withheld important information, the court must take a more rigorous look at the outcome." *Jones*, 120 S. Ct. at 1430. As described herein, the deficient fee-setting process resulted in fees that constitute a § 36(b) breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation.

C. COMPARATIVE FEE STRUCTURES CHARGED TO NON-MUTUAL FUND CUSTOMERS AND OTHER MUTUAL FUND COMPLEXES FOR SIMILAR INVESTMENT MANAGEMENT SERVICES DEMONSTRATE THAT HIFSCO HAS CHARGED THE FUNDS EXCESSIVE FEES THAT BREACHED HIFSCO'S FIDUCIARY DUTY

114. An analysis of: (1) the fees paid by Defendant's sub-advisors, (2) investment management fees charged by Defendant's competitors to mutual funds comparable to the Hartford Funds, and (3) the management fees charged by Hartford to third-party institutional clients, including non-mutual fund customers, demonstrates that HIFSCO has charged the Hartford Funds excessive investment management and distribution fees that violate HIFSCO's fiduciary duty with respect to the receipt of compensation. The following relevant comparative fee structures establish that HIFSCO is charging advisory fees to the Funds that are disproportionate to the value of the services rendered.

1. Fee Structure of Defendant's Sub-Advisors

115. Defendant HIFSCO hired sub-advisors for all of the Hartford Funds that assumed the obligation of providing essentially all of the substantive investment advisory services to their designated funds. As each sub-advisor is a for-profit investment management company that negotiated its fee with Defendant, the fees they charge provide a guidepost of the cost of the investment advisory services provided to the Hartford Funds, presumably including a comfortable profit margin. Compared to the fees charged by the sub-advisors who actually

perform the substantive advisory services to the Hartford Funds, the additional fees charged by Defendant for the little, if any, services to the Hartford Funds are unfair and excessive.

116. While Plaintiffs do not challenge the fees paid to the sub-advisers of the Hartford Funds, those rates do provide a measure of how much the investment advisory services cost (and the economies of scale realized by the advisors). Indeed, the fees charged by each Funds' sub-adviser is indicative of the fee the Funds should pay for the investment management services. See ¶155. Defendant charges far more than the sub-advisors it hires for the Funds (i.e., Wellington and HIMCO) even though the sub-advisors assume the obligations of HIFSCO to provide investment advisory services to their designated funds.

117. Since Defendant HIFSCO's investment management fees charged to the Plaintiffs, and the other shareholders of the Hartford Funds, and collected by HIFSCO were far in excess of the sub-adviser fee amount, Defendant HIFSCO's fees were necessarily so disproportionately large that they bore no reasonable relationship to services rendered and could not have been the product of arm's-length bargaining.

2. Fees Charged to Other Mutual Fund Complexes For Similar Investment Management Services

118. Other investment advisers who offer services to funds similar to the Hartford Funds charge substantially less than Defendant. On information and belief, the services provided by these other advisers are the same or substantially similar management services that Defendant HIFSCO provides to shareholders of the Hartford Funds. Indeed, the fee structure imposed by HIFSCO on the Hartford Funds far exceeded the fees that would be paid as a result of arm's-length bargaining.

119. For example, Wellington, the sub-adviser to the Hartford Global Health Fund, the Hartford Growth Opportunities Fund and the Hartford Advisers Fund, has also been engaged

by Vanguard to provide investment advisory services to a number of the Vanguard mutual funds. While Vanguard provides services to the Vanguard funds at cost, the investment management services for its actively managed funds are provided by external managers, such as Wellington, who subcontract with Vanguard for a negotiated fee and earn a reasonable profit for its services.

120. Among others, Wellington provides management services to the Vanguard Health Care Fund, which is classified as a health fund; to the Vanguard Wellington Fund, which is classified as a moderate allocation fund; and to the Vanguard Morgan Growth Fund, which is classified as a large cap growth fund. Shareholders of these Vanguard funds pay significantly lower investment management fees than the Hartford Global Health Fund, the Hartford Advisers Fund, and the Hartford Growth Opportunities Fund, which are classified as health, moderate allocation and large cap growth funds, respectively. The following table contains a side-by-side comparison of the management fee schedules for the Hartford Funds, including the fees that Wellington charges for providing substantially similar advisory services to the Hartford Funds, with the fee schedules charged to comparable Vanguard funds:

Hartford Fund	HIFSCO Fee Schedule (annual rate based on average daily net assets)	Wellington Fee for Providing Sub-Advisory Services to the Hartford Funds	Vanguard Fund (comparable investment classification)	Most Recent Fee Schedule for Vanguard Funds (based on average daily net assets)
Hartford Global Health Fund (Health)	First $500 million – 0.9000% Next $500 million – 0.8500% Next $4 billion – 0.8000% Next $5 billion – 0.7975% Amt. over $10B – 0.7950%	First $100 million – 0.4500% Next $400 million – 0.3500% Amt. over $500M – 0.3000%	Vanguard Health Care Fund (Health)	For the six months ended July 31, 2010, investment advisory fee represented: Annual rate of **0.15%** of the fund's average net assets
Hartford Advisers Fund (Moderate Allocation)	First $500 million – 0.6900% Next $500 million – 0.6250% Next $4 billion – 0.5750% Next $5 billion – 0.5725% Amt. over $10B – 0.5700%	First $50 million – 0.2200% Next $100 million – 0.1800% Next $350 million – 0.1500% Amt. over $500M – 0.1250%	Vanguard Wellington Fund (Moderate Allocation)	For the year ended November 30 2010, the investment advisory fee represented: Annual rate of **0.07%** of the fund's average net assets
Hartford Growth Opportunities Fund (Large Cap Growth)	First $250 million – 0.8000% Next $4.75 billion – 0.7000% Next $5 billion – 0.6975% Amt. over $10B – 0.6950%	All Assets – 0.2700%	Vanguard Morgan Growth Fund (Large Cap Growth)	For the year ended September 30, 2010, the investment advisory fee represented: Annual rate of **0.16%** of the fund's average net assets

121. Had the Vanguard investment management fee schedules been applicable to the Hartford Global Health Fund, the Hartford Advisers Fund and the Hartford Growth Opportunities Fund, those Funds would have saved millions of dollars in 2010 alone. For example, the first breakpoint that HIFSCO charges to the Hartford Growth Opportunities Fund

does not start until $250 million at 80 basis points, which is 5 times greater than the advisory fee schedule for Vanguard's comparable large cap growth funds. See ¶69. In the case of the Harford Global Health Fund, the first breakpoint in HIFSCO's fee schedule does not even start until $500 million at 90 basis points, which is 6 times greater than the advisory fee schedule for Vanguard's comparable health fund. Id. Similarly, the Harford Advisers Fund's first breakpoint of 69 basis points at $500 million in HIFSCO's fee schedule is almost 10 times greater than the advisory fee schedule for Vanguard's comparable moderate allocation fund. Id.

122. The Vanguard fees set forth in the above table (¶119) are appropriate fee comparisons for the fees Defendant HIFSCO should have been charging Plaintiffs, and the other shareholders of the Hartford Funds for investment management services. As evidenced by the following table, the services provided by Wellington to the Vanguard Funds are substantially comparable to the services Defendant HIFSCO provides to the Hartford Funds.

Investment Advisor	Funds	Investment Management Services Performed by Investment Advisor
HIFSCO	Hartford Funds	(a) provide investment advice and recommendations to each fund, (b) supervise continuously the investment program of each fund and determine what securities should be bought and sold by each fund, (c) arrange for the purchase and sale of investments for each fund, and (d) provide economic and statistical data and/or other information as HIFSCO shall deem appropriate or as shall be requested by the Board of Directors.
Wellington	Vanguard Funds	(a) manage the investment and reinvestment of the assets of the fund; (b) continuously review, supervise, and administer an investment program for the fund; (c) determine the securities to be purchased or sold for the fund; (d) provide the fund with records concerning Wellington's activities; and (d) render regular reports to the Board of Trustees.

123. Further, HIFSCO's 12b-1 fee structure imposed by HIFSCO on the Hartford Funds (except the Hartford Money Market Fund) far exceeded the fees that would be paid as a

result of arm's-length bargaining. For example, the comparable Vanguard funds discussed above do not charge any 12b-1 fees:

Hartford Fund	12b-1 Fee Class A	12b-1 Fee Class B	12b-1 Fee Class C	12b-1 Fee Class Y	Vanguard Fund (comparable investment classification)	12b-1 Fee Investor Share Class
Hartford Global Health Fund (Health)	0.25 %	1.00 %	1.00 %	None	Vanguard Health Care Fund (Health)	None
Hartford Advisers Fund (Moderate Allocation)	0.25 %	1.00 %	1.00 %	None	Vanguard Wellington Fund (Moderate Allocation)	None
Hartford Growth Opportunities Fund (Large Cap Growth)	0.25 %	1.00 %	1.00 %	None	Vanguard Morgan Growth Fund (Large Cap Growth)	None

3. Fees Charged By Hartford to Institutional Clients for Similar Investment Management Services

124. Defendant and/or its affiliated entities also provide investment management services to third-party institutional, or separately managed, accounts.

125. In *Jones*, the Supreme Court indicated that a court, in assessing an investment adviser's fiduciary duty, should give comparisons between management fees charged to an adviser's mutual funds and management fees charged to its independent clients "the weight that they merit in light of the similarities and differences between the services." 130 S. Ct. at 1428.

126. Here, the services that Hartford provides to the institutional accounts are substantially similar, if not identical, to the investment management services Defendant provides to the Funds. Indeed, the Hartford Funds pay separately pursuant to separate agreements for

services that are not provided to non-mutual fund clients.[14] As a result, the comparison of the investment management fees HIFSCO charges to the Funds to the fees charged by Hartford to the institutional accounts is entitled to considerable weight.

127. Although the investment management services provided to the Funds are virtually identical to services provided to the institutional accounts, and therefore are directly comparable, the fees charged to the Funds are materially higher than the fees charged to the institutional accounts.

128. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. CORP. L. 610, at 627-28 (2001) (the "Freeman & Brown Study"), attached as Ex. 17. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." *Id.* at 629 n.93. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." *Id.* at 671-72.

129. For example, HIMCO, an affiliate of HIFSCO and sub-adviser to two of the Hartford Funds at issue here, provides investment management services to employee benefit

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[14] For example, the Hartford Funds have entered into a separate Fund Accounting Agreement pursuant to which they pay fees to Hartford Life Insurance Co. for accounting services. *See* Ex. 10. Similarly, the Funds pay Hartford Administrative Services Company separately for administrative and transfer agency services. *See* Ex. 7.

plans and/or mutual funds unaffiliated with Hartford, such as the State Board of Administration of Florida, the State of Connecticut, and Montgomery Street Income Securities, Inc.

130. Although the investment management services that HIMCO provides these institutional accounts are the same as the investment management services that HIFSCO provides to the Funds (to whom HIFSCO owes a fiduciary duty), the Funds pay investment management fees that are significantly higher than those paid by the institutional clients, who bargain at arm's-length over fees. For example:

a. For the fiscal year ending December 31, 2010, HIMCO charged Montgomery Street Income Securities, Inc., a closed end mutual fund, a total annual investment management fee of approximately 0.25% of the average net assets managed.

b. HIMCO provides investment management services to a fixed income account for the State of Connecticut. In exchange for these investment management services, the State of Connecticut pays approximately 9 to 11 basis points (.09% to .11%).[15] In fiscal year 2010, HIMCO received a fee of $399,253 for advising an approximately $462 million account. Meanwhile, in 2010, the Hartford Inflation Plus Fund, a fixed income fund, with average assets under management of $2.2 billion, paid approximately $10 million for the same investment management services that the State of Connecticut received at a fraction of the price. In exchange for these investment management services provided by HIFSCO, Plaintiffs, and other shareholders invested in the Hartford Inflation Plus Fund, paid approximately 46 basis points.

c. HIMCO also manages an approximately $2 billion fixed income account for the State Board of Administration of Florida. For fiscal years 2009-2010, the State Board of Administration of Florida paid 10 basis points, to the investment advisers of its fixed income accounts.[16]

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[15] These figures are derived from reported fiscal year end assets managed by HIMCO and total fees paid to HIMCO by fiscal year.

[16] Although the precise fee charged by HIMCO is not reported, it is unlikely that the fees HIMCO charges would deviate materially from the reported aggregate fee, particularly given that the fee is in line with what HIMCO charges the State of Connecticut.

131. In 2010, the Hartford Inflation Plus Fund, a fixed income fund, paid investment management fees to HIFSCO that were as much as 5 times higher in basis points than what HIMCO charges institutional clients to provide investment management services to fixed income accounts. See ¶69. At the Harford Inflation Plus Fund's current level of assets ($2.2 billion), the difference in investment management fees that HIFSCO charged that Fund, as compared to the investment management fees that HIMCO charges its institutional clients, translates to over $8 million per year.

132. That Defendant and its affiliates charge third parties far lower fees than they are charging the Hartford Funds, to whom they owe a fiduciary duty, for the same services demonstrates that the investment management fees charged constitute a breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation.

D. THE ECONOMIES OF SCALE ENJOYED IN CONNECTION WITH THE INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES WERE NOT PASSED ON TO THE PLAINITFFS AND OTHER SHAREHOLDERS OF THE FUNDS AS REQUIRED BY SECTION 36(b), BUT WERE KEPT BY DEFENDANT HIFSCO IN VIOLATION OF ITS FIDUCIARY DUTY

133. The amount of the compensation received by the adviser should be evaluated in context with the economies of scale realized by a fund. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management.

> [I]nvestment management efforts, the most important (and most expensive) input into portfolio management, do not increase along with portfolio size. A portfolio manager can invest $5 billion nearly as easily as $1 billion and $20 billion nearly as easily as $10 billion. (Size may impair performance, but it imposes little logistical challenge.)

Swensen, Unconventional Success: A Fundamental Approach to Personal Investment 238. Therefore, "[a]s scale increases, fees as a percentage of assets ought to decline, allowing both fund manager and fund shareholders to benefit." Id. Indeed, break points "reflect the economic reality of the direct relationship between decreasing marginal costs and increasing portfolio size." Id. According to another fund industry expert, John C. Bogle, the economies of scale generated in the mutual fund portfolio management and research business are "little short of staggering." John C. Bogle, The Battle for the Soul of Capitalism 154 (2005).

134. As an example, if a fund has fifty million dollars ($50,000,000) of assets under management and is charged a fee of 75 basis points (100 basis points = 1%), the fee equals $375,000 per year. A comparable mutual fund with five hundred million dollars ($500,000,000) of assets under management would generate a fee of three million seven hundred and fifty thousand dollars ($3,750,000). Similarly, a mutual fund worth five billion dollars ($5,000,000,000) would generate a fee of thirty-seven million, five hundred thousand dollars ($37,500,000) per year.

135. As assets under management increase, however, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale. In other words, it simply does not cost a fund's adviser ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000) fund. In fact, the investment management services or securities selection process for a ten billion dollar fund and a one billion dollar fund, or even a one million dollar fund, are virtually identical, generating enormous economies of scale. Indeed, at some point, the additional cost to advise each additional dollar in the fund (whether added because of a rise in

the value of the securities or additional contributions by current or new shareholders) approaches a number at or close to zero.

136. The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of management services. See SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31, attached as Ex. 18; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9, attached as Ex. 19. The GAO has estimated as much as 64% of mutual fund asset growth has been the result of market appreciation rather than additional purchases of new shares of a fund. Id.

137. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s (see Wharton School of Finance & Commerce, 87th Cong., A Study of Mutual Funds 493 (Comm. Print 1962)) has proven that economies of scale are not being passed along to mutual fund shareholders – in violation of Defendant's duty to do so under § 36(b) and Rule 12b-1. See Freeman & Brown Study at 661, Ex. 17. The Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." Id. at 620.

138. Economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment adviser's entire scope of operations,

including services provided to institutional and other clients. *Id.* at 621 n.62 (citing Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW 107 (1993)).

139. As fund portfolios grow, they quickly create economies of scale and eventually the incremental cost of servicing additional assets approaches zero. As the GAO confirms, it is possible for the adviser to service the additional assets with zero additional costs. *See* GAO Report, at 9, Ex. 19 (noting that growth from portfolio appreciation is unaccompanied by costs). The Freeman & Brown Study at 619, n.43, Ex. 17, also noted that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part."

140. Although significant economies of scale exist for each of the Hartford Funds, the associated cost savings largely have been appropriated for the benefit of Defendant rather than being shared with the Funds. The economies-of-scale benefits that have been captured and misappropriated by Defendant can and have generated huge unreasonable and excessive, undeserved profits for HIFSCO in breach of its fiduciary duty to the Funds with respect to such compensation.

141. The management fees received by HIFSCO are paid as a varying percentage of assets under management. The fees vary based on the amount of assets under management, and are reduced as the total amount of assets under management increase. This fee structure, known as "breakpoints," implicitly recognizes the economies of scale and gives the appearance that the Funds share in those benefits.

142. The 12b-1 distribution fees are also paid to HIFSCO based upon a percentage of net assets of each of the Funds. Defendant HIFSCO purportedly collects these fees in order to

grow or stabilize the assets of the Hartford Funds so that the Funds can benefit from economies of scale through reductions in other fees, such as management and administrative fees.

143. These benefits can and should have been shared with mutual funds and their shareholders by reducing and/or eliminating the management and distribution fees and other costs charged to the funds by Defendant.

144. In the case of the Hartford Funds, however, HIFSCO has failed to share any meaningful savings with the Funds. While the Investment Management Agreements include advisory fee breakpoints, these breakpoints are meaningless, because as a practical matter, they did not pass on any of the economies of scale to Plaintiffs, and the other shareholders of the Funds. The mere existence of breakpoints does not mean that economies of scale are adequately passed on to shareholders of the Funds. Indeed, the breakpoints are designed by Defendant HIFSCO to benefit itself rather than the Funds. As described below, the initial breakpoints are too high, the breakpoints are spaced too far apart, and the reductions made at breakpoints are far too small, thereby depriving Plaintiffs and the Funds of the benefits of the economies of scale created by the contribution of their capital to the Funds.

145. For instance, the first breakpoint occurs at $1 billion for the Hartford Money Market Fund, at $500 million for the Hartford Advisers Fund, the Hartford Inflation Plus Fund, the Hartford Global Health Fund, and the Hartford Conservative Allocation Fund, and at $250 million for the Hartford Growth Opportunities Fund. **See** ¶69. Significant economies of scale are created by the Plaintiffs' and the other shareholders' investments in the Funds long before this initial breakpoint, but they are not shared with the Funds. Defendant HIFSCO retains for itself the benefits created by the economies of scale between breakpoints. A flat management fee (in dollars, not percentage) or a breakpoint approaching zero would allow the Funds to capture

economies of scale that rightfully belongs to them under Section 36(b), while also allowing Defendant HIFSCO to earn a fair and competitive profit for its services.

146. HIFSCO has also negotiated a breakpoint schedule with Wellington on at least two of its funds (Hartford Advisers Fund and Hartford Global Health Fund) by which Wellington grants fee reductions at several levels prior to $500 million in assets under management. See ¶69. On the other hand, the breakpoint schedule that HIFSCO charges to those Funds does not even start until $500 million. Id. For example, when HIFSCO negotiated the breakpoint schedule with Wellington, the sub-advisor for the Hartford Advisers Fund, HIFSCO negotiated a schedule under which Wellington granted fee reductions beginning after this Fund reaches $50 million in assets and drops to just 12.5 basis points on any amount over $500 million. Id. In contrast, HIFSCO offers Plaintiffs, and the other shareholders of the Hartford Advisers Fund, their first breakpoint only after assets reach $500 million at 69 basis points, and HIFSCO's fee only drops to 57 basis points when there are more than $10 billion in assets under management. Id.

147. The cost of Defendant's minimal oversight function should not increase as fund assets increase. As a result, HIFSCO fails to share with the Funds' shareholders the benefits of economies of scale realized from the HMF Wellington Agreement and generally fails to meaningfully share economies of scale with the Fund's shareholders regarding the fees HIFSCO collects from the Funds.

148. Wellington's sub-advisory fees are substantially lower than HIFSCO's advisory fees for the Funds Wellington sub-advises. HIMCO charges a sub-advisory fee "at cost" and which is substantially lower than HIFSCO's advisory fees for the two Funds sub-advised by HIMCO. By subcontracting with Wellington and/or HIMCO to provide sub-advisory and/or

investment services at a fraction of HIFSCO's fee, HIFSCO receives fees that are disproportionate to the services it renders. HIFSCO's receipt of these fees is particularly egregious given that the cost of the "oversight" function it performs for the Funds should not increase as Fund assets increase, resulting in enormous economies-of-scale benefits that HIFSCO retains for itself but that should be shared with the Funds and their shareholders.

149. As assets under management have grown, the management and distribution fees paid to HIFSCO have grown dramatically, despite the economics of scale realized by Defendant. Defendant has not shared with the Plaintiffs, and other shareholders of the Funds, the economies of scale it has gained from that growth.

150. Given that the investment management and distribution fees paid to HIFSCO are unfair, unreasonable, and excessive, especially when compared to the rates charged by the sub-advisers, by competitors or to institutional clients, the excess profits resulting from these economies of scale belong to the Plaintiffs and the other shareholders of the Funds. Nevertheless, the economies of scale enjoyed by Defendant HIFSCO with respect to the Hartford Funds have not been adequately shared with the Funds, as required by § 36(b) and Rule 12b-1, in breach of HIFSCO's § 36(b) fiduciary duty to the Funds with respect to such compensation.

E. THE COSTS AND PROFITABILITY OF PROVIDING INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES DID NOT JUSTIFY HIFSCO'S EXCESSIVE FEE

151. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its advisor be equivalent to 'the product of arm's-length bargaining.'" See Freeman & Brown Study, at 661, Ex. 17. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services.

152. Following discovery, Defendant's true profitability can be determined on either an incremental basis or a full-cost basis. Defendant's incremental costs of providing management services to Plaintiffs are believed to be nominal while the additional fees received by Defendant are unreasonable and hugely excessive given that the nature, quality, and level of the services remain the same in breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation. On information and belief, a review of Defendant's full costs of providing management services will also demonstrate the enormous profitability to Defendant of managing the Hartford Funds.

153. The table in Paragraph 69 shows the investment management fee schedule that HIFSCO charges to each of the Funds as compared to the fee schedule that HIFSCO pays its sub-advisers to whom HIFSCO delegates the core of the investment management duties.

154. While fees of less than 1% may seem inconsequential, these percentages translate into substantial fees when applied to Fund assets in the hundreds of millions, or even billions, of dollars.

155. HIFSCO has collected investment management fees of over $360 thousand per year for its smallest funds (while paying the sub-adviser only $53 thousand per year) to over $14 million per year for the largest funds (while paying the sub-adviser only $5 million). See the following table.

2010 HARTFORD FUNDS HIFSCO FEES RETAINED AFTER PAYMENT TO SUB-ADVISERS WELLINGTON & HIMCO PURSUANT TO THE SAI

Fund	Investment Services/Sub-Advisory Agreement	Net Paid HIFSCO	Net Paid Sub-Advisor	Difference	Percent Retained by HIFSCO
Hartford Advisers Fund	Wellington	$4,914,736	$1,107,952	$3,806,784	77.46%
Hartford Growth Opportunities Fund	Wellington	$14,235,423	$5,368,829	$8,866,594	62.29%
Hartford Inflation Plus Fund	HIMCO	$10,001,932	$1,822,225	$8,179,707	81.78%
Hartford Conservative Allocation Fund	HIMCO	$362,537	$53,613	$308,924	85.21%
Hartford Global Health Fund	Wellington	$3,439,987	$1,437,771	$2,002,216	58.20%
Hartford Money Market Fund	HIMCO	$1,128,035	S776,509	$351,526	31.16%
Totals		**$34,082,650**	**$10,566,899**	**$23,515,751**	

156. "[F]und managers ... routinely add a hefty 'premium' or 'monitoring fee' to the sub-advisers' charge. True, the sub-adviser may charge only 30 bps for its investment advice, but the manager will typically pad the bill, adding an additional twenty to thirty basis points 'premium' before passing along the advisory charge to fund shareholders." Freeman, Brown & Pomerantz Study, at 117-118, Ex. 12. Indeed, "overall fee levels for sub-advised funds are substantially higher than for funds managed in-house." Id. at 118. As demonstrated above, HIFSCO is no different, padding the bill by over $23 million dollars in fiscal year 2010 alone, for providing few, if any, additional services to the Hartford Funds.

157. Despite delegating all or substantially all of its investment management duties to sub-advisers and performing little, if any additional work, HIFSCO retains up to 85% of these investment management fees, resulting in exorbitant profits. *See* ¶155.

158. Put another way, the true cost of investment management services should correlate to the fees charged by Wellington and/or HIMCO. In fact, as an external, for-profit sub-adviser, the fees charged by Wellington to HIFSCO include Wellington's costs plus a reasonable profit.

159. Indeed, the Hartford Funds' disclosures characterize the HIMCO fees charged as "at cost." *See* ¶69. Assuming *arguendo* that HIMCO's sub-advisory services truly are provided "at cost" and do not include any markup or built-in profit, HIMCO's cost to provide advisory services to the Hartford Inflation Plus Fund, the Hartford Conservative Allocation Fund and the Hartford Money Market Fund in 2010 were at most approximately 8 basis points, 2 basis points and 11 basis points, respectively. For performing little, if any, additional services to the Funds, HIFSCO nevertheless charged the Hartford Inflation Plus Fund a fee that is nearly 5.5 times, and in the case of the Hartford Conservative Allocation Fund a fee that is almost 6.8 times, HIMCO's costs.

160. This subcontracting arrangement led to fees that were disproportionate to services actually rendered and to enormous profits to HIFSCO for little or no work.

161. These markups could not be the product of negotiations conducted at arm's length and therefore constitute a breach of HIFSCO's fiduciary duty to the Funds with respect to the receipt of such compensation.

162. HIFSCO has also collected 12b-1 distribution fees of over $19,000,000 for the Funds. *See* the following table.

2010 HARTFORD FUNDS 12B-1 DISTRIBUTION FEES PURSUANT TO THE SAI

Fund	Class A	Class B	Class C	Class L
Hartford Advisers Fund	$1,434,934	$602,421	$970,739	
Hartford Growth Opportunities Fund	$1,637,984	$359,545	$1,685,311	$1,041,314
Hartford Inflation Plus Fund	$1,900,245	$1,028,542	$5,921,077	
Hartford Conservative Allocation Fund	$375,236	$240,498	$495,045	
Hartford Global Health Fund	$618,259	$282,094	$767,197	
Totals	**$5,966,658**	**$2,513,100**	**$9,839,369**	**$1,041,314**

163. The cost of providing distribution and marketing services does not justify charging such an excessive fee, especially since Class B shares have been closed to new investments and the fees are not tied to any distribution activities.

164. The 12b-1 fees were therefore disproportionate to the services actually rendered resulting in huge profits for HIFSCO.

165. The 12b-1 fees could not be the product of negotiations conducted at arm's length, especially given that institutional investors, investors with greater negotiating authority, refuse to pay 12b-1 fees, and therefore constitute a breach of HIFSCO's fiduciary duty to the Funds with receipt of such compensation.

COUNT I

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERIVATIVELY ON BEHALF OF THE HARTFORD FUNDS

(Investment Management Fees)

166. The Plaintiffs repeat and reallege each and every allegation contained prior to Count I as if fully set forth herein.

167. The Defendant had a fiduciary duty to the Hartford Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to such Defendant.

168. The fees charged by Defendant for providing investment management and/or advisory services to the Hartford Funds breach HIFSCO's fiduciary duty to the Hartford Funds with respect to such compensation.

169. This Count is brought by Plaintiffs derivatively on behalf of the Hartford Funds against Defendant HIFSCO for breach of its fiduciary duties with respect to the receipt of compensation as defined by § 36(b).

170. The fees received by Defendant breach HIFSCO's fiduciary duty to the Hartford Funds with respect to such compensation. By reason of the conduct described above, Defendant violated § 36(b) of the ICA.

171. As a direct, proximate and foreseeable result of Defendant's breaches of fiduciary duties in its role as investment adviser to the Hartford Funds and their investors, the Hartford Funds and their shareholders have sustained many millions of dollars in damages.

172. In charging and receiving inappropriate and unlawful compensation, and in failing to put the interests of the Plaintiffs, and other shareholders of the Hartford Funds ahead of

its own interests, Defendant has breached and continues to breach its statutory fiduciary duty to Plaintiffs in violation of § 36(b).

173. The Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" the Hartford Funds and earnings that would have accrued to Plaintiffs had that compensation not been paid.

174. Alternatively, the Plaintiffs seek rescission of the contracts and restitution of all fees paid pursuant thereto. *See* 15 U.S.C. § 80a-46(a-b) of the ICA. When a violation of the ICA has occurred, a court may order that the Investment Management Agreements between Defendant and the Hartford Funds on behalf of the Hartford Funds be rescinded, thereby requiring restitution of all investment management fees paid to it by the Hartford Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

COUNT II

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERIVATIVELY ON BEHALF OF THE HARTFORD ADVISERS FUND, THE HARTFORD GLOBAL HEALTH FUND, THE HARTFORD GROWTH OPPORTUNITIES FUND, THE HARTFORD INFLATION PLUS FUND AND THE HARTFORD CONSERVATIVE ALLOCATION FUND ("COUNT II FUNDS")

(Unreasonable and Excessive Rule 12b-1 Distribution Fees and Extraction of Additional Compensation for Investment Management Services)

175. The Plaintiffs repeats and reallege each and every allegation contained prior to Count II as if fully set forth herein.

176. The 12b-1 fees charged and received by Defendant HIFSCO were designed to, and did, extract additional compensation for Defendant's management services in violation of

Defendant's fiduciary duty under ICA § 36(b). Even to the extent that the 12b-1 fees (as opposed to market forces, continued participant contributions or appreciation) contributed to the growth in assets of the Count II Funds, the resulting economies of scale benefited only Defendant, and not the Count II Funds or their shareholders, such as the Plaintiffs.

177. In failing to pass along economies-of-scale benefits from the 12b-1 fees, and in continuing to assess 12b-1 fees pursuant to the HMF Distribution Plan and the HMFII Distribution Plan despite the fact that no benefits inured to the Count II Funds or their shareholders, Defendant HIFSCO has violated, and continues to violate, the ICA and has breached and continues to breach its statutory fiduciary duty to Plaintiffs and the Count II Funds in violation of § 36(b), both as a result of a negotiation process that lacked good faith and integrity and/or with respect to the substantive amounts of the fees.

178. Plaintiffs seek, pursuant to ICA § 36(b)(3), the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, the "amount of compensation or payments received from" the Count II Funds as well as earnings that would have accrued to Plaintiffs had that compensation not been paid.

179. Alternatively, the Plaintiffs seeks rescission of the Rule 12b-1 Distribution Plans and restitution of all fees paid pursuant thereto. See 15 U.S.C. § 80a-46(a-b) of the ICA. When a violation of the ICA has occurred, a court may order that the contracts between the Defendant and the Count II Funds on behalf of the Count II Funds be rescinded, thereby requiring restitution of all 12b-1 fees paid to it by the Count II Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

WHEREFORE, Plaintiffs demand judgment as follows:

(1) An order declaring that Defendant has violated and continues to violate ICA §§ 12, 36(b) and Rule 12b-1 through the receipt of fees from the Hartford Funds that breach Defendant's fiduciary duty with respect to the receipt of compensation.

(2) An order preliminarily and permanently enjoining Defendant from further violations of the Investment Company Act.

(3) An order awarding compensatory damages on behalf of the Hartford Funds against Defendant, including repayment of all unlawful and/or excessive fees paid to it by the Hartford Funds or their security holders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable.

(4) An order rescinding the HMF HIFSCO Agreement and the HMFII HIFSCO Agreement between Defendant and the Hartford Funds; and rescinding the Rule 12b-1 Distribution Plans between the Defendant and the Count II Funds, pursuant to 15 U.S.C. § 80a-46(b), including restitution of all investment management fees paid to Defendant by the Hartford Funds and the 12b-1 fees paid to it by the Count II Funds from a period commencing one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law.

(5) The Plaintiffs respectfully request a trial by jury for all issues above so triable.

(6) Such other and further relief as may be just and proper under the circumstances.

Dated: March 4, 2011

Respectfully submitted,

LEVY PHILLIPS & KONIGSBERG, LLP

By: s/ Danielle Disporto

Danielle Disporto
Moshe Maimon
800 Third Ave.
New York, NY 10022
(212) 605-6200

SZAFERMAN, LAKIND, BLUMSTEIN, & BLADER, P.C.

Arnold C. Lakind
Robert L. Lakind
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
(609) 275-4511

Attorneys for Plaintiffs

TABLE I


HARTFORD FINANCIAL SERVICES GROUP, INC.
HIG
HARTFORD FUNDS COMPLEX
(including 4 investment management companies containing 85 funds)
BOARDS OF DIRECTORS
SAME 9 PEOPLE
FOR ALL 85 FUNDS
(contained in 4 investment
management companies)
DEFENDANT HIFSCO
(wholly owned subsidiary of HIG)
INVESTMENT ADVISER/MANAGER FOR ALL FUNDS
AT ISSUE IN THIS COMPLAINT
• provides management and distribution services
• collects management fees & 12b-1 fees
HARTFORD MUTUAL
FUNDS, INC.
HMF
Advisers Fund
Global Health Fund
Inflation Plus Fund
Conservative Allocation Fund
Money Market Fund
HARTFORD MUTUAL
FUNDS II, INC.
HMFII
Growth Opportunities Fund
HARTFORD HLS SERIES FUND II, INC.
HARTFORD SERIES FUND, INC.
(Hartford investment management companies with funds that are
not at issue in this complaint)

TABLE II

HMF

open-end management investment company registered under the ICA

ADVISERS FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

GLOBAL HEALTH FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

INFLATION PLUS FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

CONSERVATIVE ALLOCATION FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

MONEY MARKET FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1 (not challenged in Complaint)
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

HMFII

open-end management investment company registered under the ICA

GROWTH OPPORTUNITIES FUND

Adviser: **HIFSCO**
Fees: **Advisory**
12b-1
Sub-Adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

EXHIBIT 1

<PAGE>

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services Company, a Delaware corporation ("HIFSCO") and ITT Hartford Mutual Funds, Inc., a Maryland corporation (the "Company") whereby HIFSCO will act as investment manager to each series of the Company as listed on Attachment A (each a "Portfolio" and together the "Portfolios") and any future series as agreed to between HIFSCO and the Company.

WHEREAS, the Company and HIFSCO wish to enter into an agreement setting forth the services to be performed by HIFSCO for each Portfolio of the Company and the terms and conditions under which such services will be performed.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. GENERAL PROVISION.

The Company hereby employs HIFSCO and HIFSCO hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. HIFSCO shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall, at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the Investment Company Act of 1940 (the "Investment Company Act") and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the Investment Company Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of HIFSCO shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities which are either not registered for public sale or not being traded on any securities market.

2. INVESTMENT MANAGEMENT SERVICES

(a) HIFSCO shall, subject to the direction and control by the Company's Board of Directors, (i) regularly provide investment advice and recommendations to each

<PAGE>

Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of paragraph 5 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) HIFSCO shall provide such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as HIFSCO shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. ADMINISTRATIVE SERVICES.

In addition to the performance of investment advisory services HIFSCO shall perform the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be HIFSCO's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

4. SUB-ADVISERS AND SUB-CONTRACTORS.

HIFSCO, upon approval of the Board of Directors and shareholders where appropriate, may engage one or more investment advisers which are either registered as such or specifically exempt from registration under the Investment Advisers Act of 1940, to act as sub-advisers to provide, with respect to existing and future Portfolios of the Company, some or all of the services set forth in Sections 2 and 5 of this Agreement. In addition, HIFSCO may subcontract for any of the administrative services listed in Section 3.

5. BROKERAGE TRANSACTIONS.

<PAGE>

When placing orders for the purchase or sale of a Portfolio's securities, HIFSCO or any subadviser approved in accordance with Section 4 of this Agreement, shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions which the Board of Directors may issue from time to time, HIFSCO or the subadviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if HIFSCO or the subadviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or HIFSCO's or the subadviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. HIFSCO or the subadviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. EXPENSES.

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premium for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian and transfer agent fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of HIFSCO or of any entity controlling, controlled by or under common control with HIFSCO, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. COMPENSATION OF HIFSCO.

As compensation for the services rendered by HIFSCO, each Portfolio shall pay to HIFSCO as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Portfolio:

MONEY MARKET FUND.

<PAGE>

Net Asset Value	Annual Rate
First $500,000,000	0.50%
Next $500,000,000	0.45%
Amount Over $1 Billion	0.40%

THE BOND INCOME STRATEGY FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.65%
Next $500,000,000	0.55%

Amount Over $1 Billion	0.50%

SMALL COMPANY FUND AND INTERNATIONAL OPPORTUNITIES FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.85%
Next $500,000,000	0.75%
Amount Over $1 Billion	0.70%

CAPITAL APPRECIATION FUND AND STOCK FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.80%
Next $500,000,000	0.70%
Amount Over $1 Billion	0.65%

DIVIDEND AND GROWTH FUND AND ADVISERS FUND.

Net Asset Value	Annual Rate
First $500,000,000	0.75%
Next $500,000,000	0.65%
Amount Over $1 Billion	0.60%

HIFSCO, or an affiliate of HIFSCO, may agree to subsidize any of the Portfolios to any level that HIFSCO, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time.

If it is necessary to calculate the fee for a period of time which is less than a month, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

4

<PAGE>

8. LIABILITY OF HIFSCO.

HIFSCO shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as HIFSCO shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect HIFSCO against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. DURATION OF AGREEMENT.

(a) This Agreement shall be effective on March 3, 1997 and shall continue in effect through July 22, 1998. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to HIFSCO; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by HIFSCO on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

5

<PAGE>

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. OTHER ACTIVITIES.

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of HIFSCO to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of HIFSCO to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. ADDITIONAL SERIES.

The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

12. INVALID PROVISIONS.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. GOVERNING LAW.

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

6

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 3rd day of March, 1997.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

/s/ Joseph H. Gareau

By: Joseph H. Gareau
Title: Executive Vice President

ITT HARTFORD MUTUAL FUNDS, INC.
on behalf of:

ITT Hartford Small Company Fund
ITT Hartford Capital Appreciation Fund
ITT Hartford International Opportunities Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

/s/ Andrew W. Kohnke

By: Andrew W. Kohnke
Title: Vice President

7

<PAGE>

ATTACHMENT A

The following series of the ITT Hartford Mutual Funds, Inc. are made a part of this agreement:

ITT Hartford Small Company Fund
ITT Hartford Capital Appreciation Fund
ITT Hartford International Opportunities Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

Dated: March 3, 1997

<DOCUMENT>
<TYPE>EX-99.D.V
<SEQUENCE>7
<FILENAME>b45788h1exv99wdwv.txt
<DESCRIPTION>AMENDMENT #4 TO INVESTMENT MGMT. AGREEMENT
<TEXT>
<PAGE>

EXHIBIT 99.d(v)

AMENDMENT NUMBER 4 TO
INVESTMENT MANAGEMENT AGREEMENT

Pursuant to the Investment Management Agreement between Hartford Investment Financial Services Company ("HIFSCO") and The Hartford Mutual Funds, Inc. (formerly known as ITT Hartford Mutual Funds, Inc.) dated March 3, 1997, as amended (the "Agreement"), The Hartford Global Health Fund and The Hartford Global Technology Fund are hereby included in the definition of Portfolio. All provisions in the Agreement shall apply to the management of The Hartford Global Health Fund and The Hartford Global Technology Fund except as stated below.

The advisory fee for the two new portfolios shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Fund:

<TABLE>
<CAPTION>

Net Asset Value	Annual Rate
First $500,000,000	1.00%
Next $500,000,000	.95%
Amount Over $1 Billion	.90%

</TABLE>

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 27th day of April, 2000.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

By: /s/ Andrew W. Kohnke

Andrew W. Kohnke
Senior Vice President, Investments

THE HARTFORD MUTUAL FUNDS, INC.
on behalf of:
The Hartford Global Health Fund
The Hartford Global Technology Fund

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.D.VIII
<SEQUENCE>10
<FILENAME>b45788h1exv99wdwviii.txt
<DESCRIPTION>AMENDMENT #7 TO INVESTMENT MGMT. AGREEMENT
<TEXT>
<PAGE>

EXHIBIT 99.d(viii)

AMENDMENT NUMBER 7 TO
INVESTMENT MANAGEMENT AGREEMENT

Pursuant to the Investment Management Agreement between Hartford Investment Financial Services, LLC (formerly known as Hartford Investment Financial Services Company) ("HIFSCO") and The Hartford Mutual Funds, Inc. (formerly known as ITT Hartford Mutual Funds, Inc.) dated March 3, 1997, as amended (the "Agreement"), The Hartford Income Fund, The Hartford Inflation Plus Fund, The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund are hereby included in the definition of Portfolio. All provisions in the Agreement shall apply to the management of The Hartford Income Fund, The Hartford Inflation Plus Fund, The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund except as stated below.

The advisory fee for the five new portfolios shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Fund:

The Hartford Income Fund and The Hartford Inflation Plus Fund

<TABLE>
<CAPTION>

Net Asset Value	Annual Rate
First $500 million	0.60%
Amount over $500 million	0.55%

</TABLE>

The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund

<TABLE>
<CAPTION>

Net Asset Value	Annual Rate
First $500 million	0.55%
Amount over $500 million	0.50%

</TABLE>

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 31st day of October, 2002.

HARTFORD INVESTMENT FINANCIAL THE HARTFORD MUTUAL FUNDS,

SERVICES, LLC

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President, Investments

INC.
on behalf of:
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford Short Duration Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.D(X)
<SEQUENCE>3
<FILENAME>b53498mfexv99wdxxy.txt
<DESCRIPTION>AMENDMENT NUMBER 9 TO INVESTMENT MANAGEMENT AGREEMENT
<TEXT>
<PAGE>

AMENDMENT NUMBER 9 TO
INVESTMENT MANAGEMENT AGREEMENT

Pursuant to the Investment Management Agreement between HARTFORD INVESTMENT FINANCIAL SERVICES, LLC (formerly known as Hartford Investment Financial Services Company) ("HIFSCO") and THE HARTFORD MUTUAL FUNDS, INC. (formerly known as ITT Hartford Mutual Funds, Inc.) dated March 3, 1997, as amended (the "Agreement"), the following new series (the "Series") are hereby included in the definition of "Portfolio":

- The Hartford Aggressive Growth Allocation Fund
- The Hartford Balanced Allocation Fund
- The Hartford Conservative Allocation Fund
- The Hartford Growth Allocation Fund
- The Hartford Income Allocation Fund

All provisions in the Agreement shall apply to the management of the Series except as follows:

Advisory fees for the Series shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Series:

<TABLE>
<CAPTION>

<S>	Annual Rate <C>
The Hartford Aggressive Growth Allocation Fund	0.20%
The Hartford Balanced Allocation Fund	0.20%
The Hartford Conservative Allocation Fund	0.20%
The Hartford Growth Allocation Fund	0.20%
The Hartford Income Allocation Fund	0.20%

</TABLE>

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 26 day of May 2004.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

THE HARTFORD MUTUAL FUNDS, INC.

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

EX-99.BD.(I) 3 a09-31922_1ex99dbddi.htm EX-99.BD.(I)

Exhibit 99.Bd.(I)

EXHIBIT D.(I)

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services, LLC a Delaware limited liability company (the "Adviser"), and The Hartford Mutual Funds, Inc. a corporation organized under the laws of the State of Maryland (the "Company"), on its own behalf and on behalf of each of its series listed on Schedule A hereto, as it may be amended from time to time (each, a "Portfolio" and, collectively, the "Portfolios").

WHEREAS, the Adviser has agreed to furnish investment advisory services to the Company, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and each Portfolio; and

WHEREAS, the Company and the Adviser wish to enter into this Agreement setting forth the investment advisory services to be performed by the Adviser for the Company and each Portfolio, and the terms and conditions under which such services will be performed; and

WHEREAS, this Agreement has been approved in accordance with the provisions of the 1940 Act, and HIFSCO is willing to furnish such services upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. General Provision

The Company hereby employs the Adviser and the Adviser hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. The Adviser shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the 1940 Act and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) the policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the 1940 Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of the Adviser shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities that are either not registered for public sale or not being traded on any securities market.

2. Investment Management Services

(a) Subject to the direction and control by the Company's Board of Directors, the Adviser shall, or shall cause an affiliate to: (i) regularly provide investment advice and recommendations to each Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition and performance of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of Section 4 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) The Adviser shall provide, or shall cause an affiliate to provide, such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as the Adviser shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. Administrative Services

In addition to the performance of investment advisory services, the Adviser shall perform, or shall cause an affiliate to perform, the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be the Adviser's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

(d) provide such other services as the parties hereto may agree upon from time to time.

4. Sub-Advisers and Sub-Contractors

The Adviser, upon approval of the Board of Directors, may engage one or more investment advisers that are registered as such under the Investment Advisers Act of 1940, as amended, to act as sub-adviser with respect to existing and future Portfolios of the Company. Such sub-adviser or sub-advisers shall assume such responsibilities and obligations of the Adviser pursuant to this Investment Management Agreement as shall be delegated to the sub-adviser or sub-advisers, and the Adviser will supervise and oversee the activities of any such sub-adviser or sub-advisers. In addition, the Adviser may subcontract for any of the administrative services set forth in Section 3 above.

5. Brokerage Transactions

When placing orders for the purchase or sale of a Portfolio's securities, the Adviser or any sub-adviser appointed by the Adviser shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time the Adviser or the sub-adviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Adviser or the sub-adviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's or the sub-adviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Adviser or the sub-adviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. Expenses

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premiums for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian and transfer agent fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of the Adviser or of any entity controlling, controlled by or under common control with the Adviser, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. Compensation of the Adviser

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, as set forth in Schedule B to this Agreement, as it may be amended from time to time:

The Adviser, or an affiliate of the Adviser, may agree to subsidize any of the Portfolios to any level that the Adviser, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time except to the extent the Adviser explicitly agrees to maintain such undertaking for a specified period.

If it is necessary to calculate the fee for a period of time that is less than a month, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

8. Liability of the Adviser

(a) The Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as the Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Adviser against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence (or, alternatively, in respect of any Portfolio for which the sub-adviser at the time of such loss is Hartford Investment Management Company, its negligence) in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

(b) The rights of exculpation and indemnification are not to be construed so as to provide for exculpation or indemnification provided under 8(a) of any person for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that exculpation or indemnification would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this section to the maximum extent permitted by applicable law.

9. Duration of Agreement

(a) This Agreement shall be effective on November 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to the Adviser; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by the Adviser on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. Other Activities

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Adviser to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. Additional Series

The amendment of Schedule A to this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment of this Agreement or an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

12. Invalid Provisions

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. Governing Law

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut, which apply to contracts made and to be performed in the State of Connecticut.

14. Amendments

No provision of this Agreement may be changed, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought, and no amendment of this Agreement will be effective until approved in a manner consistent with the 1940 Act and rules and regulations under the 1940 Act and any applicable Securities and Exchange Commission exemptive order from such rules and regulations. Any such instrument signed by a Portfolio must be (a) approved by the vote of a majority of the Directors who are not parties to this Agreement or "interested persons" of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the vote of a majority of the Directors of the Company, or by the vote of a majority of the outstanding voting securities of the Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. Entire Agreement

This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the 1st day of November, 2009.

Hartford Investment Financial Services, LLC

/s/Robert Arena
By: Robert Arena
Title: President

The Hartford Mutual Funds, Inc.
on behalf of each of its series listed on Attachment A

/s/Robert Arena
By: Robert Arena
Title: President

Schedule A

List of Portfolios

HARTFORD MUTUAL FUNDS, INC.
ON BEHALF OF:

The Hartford Advisers Fund
The Hartford Balanced Allocation Fund
The Hartford Balanced Income Fund
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Checks and Balances Fund
The Hartford Conservative Allocation Fund
The Hartford Disciplined Equity Fund
The Hartford Diversified International Fund
The Hartford Dividend and Growth Fund
The Hartford Equity Growth Allocation Fund
The Hartford Equity Income Fund
The Hartford Floating Rate Fund
The Hartford Fundamental Growth Fund
The Hartford Global Enhanced Dividend Fund
The Hartford Global Equity Fund
The Hartford Global Growth Fund
The Hartford Global Health Fund
The Hartford Growth Allocation Fund
The Hartford High Yield Fund
The Hartford High Yield Municipal Bond Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford International Growth Fund
The Hartford International Opportunities Fund
The Hartford International Small Company Fund
The Hartford MidCap Fund
The Hartford MidCap Growth Fund
The Hartford MidCap Value Fund
The Hartford Money Market Fund
The Hartford Select MidCap Value Fund
The Hartford Select SmallCap Value Fund
The Hartford Short Duration Fund
The Hartford Small Company Fund
The Hartford Strategic Income Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2015 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2025 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Target Retirement 2035 Fund

The Hartford Target Retirement 2040 Fund
The Hartford Target Retirement 2045 Fund
The Hartford Target Retirement 2050 Fund
The Hartford Total Return Bond Fund
The Hartford Value Fund

Schedule B

Fees

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly based upon the following annual rates calculated based on the average daily net asset value of the applicable Portfolio:

Advisers Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.6900%
Next $500 million	0.6250%
Next $4 billion	0.5750%
Next $5 billion	0.5725%
Amount Over $10 billion	0.5700%

Balanced Income Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.7250%
Next $250 million	0.7000%
Next $500 million	0.6750%
Next $4 billion	0.6500%
Next $5 billion	0.6475%
Amount Over $10 billion	0.6450%

Capital Appreciation Fund and Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8000%
Next $500 million	0.7000%
Next $4 billion	0.6500%
Next $5 billion	0.6475%
Amount Over $10 billion	0.6450%

Capital Appreciation II Fund

Average Daily Net Assets	Annual Rate
First $250 million	1.0000%
Next $250 million	0.9500%
Next $500 million	0.9000%
Next $4 billion	0.8500%
Next $5 billion	0.8475%
Amount Over $10 billion	0.8450%

Checks and Balances Fund

Average Daily Net Assets	Annual Rate
	None

Disciplined Equity Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.6750%
Next $4 million	0.6250%
Next $5 million	0.6225%
Amount Over $10 billion	0.6200%

Diversified International Fund and Select SmallCap Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	1.0000%
Next $500 million	0.9500%
Next $4 billion	0.9000%
Next $5 billion	0.8975%
Amount Over $10 billion	0.8950%

Dividend and Growth Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.6500%
Next $4 billion	0.6000%
Next $5 billion	0.5975%
Amount Over $10 billion	0.5950%

Equity Income Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.7000%
Next $4 billion	0.6500%
Next $5 billion	0.6475%
Amount Over $10 billion	0.6450%

Floating Rate Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.6500%
Next $4.5 billion	0.6000%
Next $5 billion	0.5800%
Amount Over $10 billion	0.5700%

Fundamental Growth Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8500%
Next $500 million	0.8000%
Next $4 billion	0.7500%
Next $5 billion	0.7475%
Amount Over $10 billion	0.7450%

Global Enhanced Dividend Fund

Average Daily Net Assets	Annual Rate
First $500 million	1.0000%
Next $500 million	0.9500%
Next $4 billion	0.9000%
Next $5 billion	0.8800%
Amount Over $10 billion	0.8700%

Global Equity Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.9500%
Next $500 million	0.9000%
Next $4 billion	0.8500%
Next $5 billion	0.8475%
Amount Over $10 billion	0.8450%

Global Growth Fund, International Opportunities Fund and MidCap Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8500%
Next $500 million	0.7500%
Next $4 billion	0.7000%
Next $5 billion	0.6975%
Amount Over $10 billion	0.6950%

Global Health Fund, International Growth Fund and International Small Company Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.9000%
Next $500 million	0.8500%
Next $4 billion	0.8000%
Next $5 billion	0.7975%
Amount Over $10 billion	0.7950%

High Yield Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7000%
Next $500 million	0.6500%
Next $4 billion	0.6000%
Next $5 billion	0.5800%
Amount Over $10 billion	0.5700%

High Yield Municipal Bond Fund and Strategic Income Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $500 million	0.5000%
Next $4 billion	0.4750%
Next $5 billion	0.4550%
Amount Over $10 billion	0.4450%

Income Fund and Inflation Plus Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $4.5 billion	0.5000%
Next $5 billion	0.4800%
Amount Over $10 billion	0.4700%

MidCap Growth Fund and Select MidCap Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.7500%
Next $500 million	0.7000%
Next $4 billion	0.6500%
Next $5 billion	0.6300%
Amount Over $10 billion	0.6200%

MidCap Value Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.8000%
Next $500 million	0.7250%
Next $4 billion	0.6750%
Next $5 billion	0.6725%
Amount Over $10 billion	0.6700%

Money Market Fund

Average Daily Net Assets	Annual Rate
First $1 billion	0.4500%
Next $4 billion	0.4000%
Next $5 billion	0.3800%
Amount Over $10 billion	0.3700%

Short Duration Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.4500%
Next $4.5 billion	0.4000%
Next $5 billion	0.3800%
Amount Over $10 billion	0.3700%

Small Company Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.8500%
Next $250 million	0.8000%
Next $500 million	0.7500%
Next $500 million	0.7000%
Next $3.5 billion	0.6500%
Next $5 billion	0.6300%
Amount Over $10 billion	0.6200%

Total Return Bond Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $500 million	0.5250%
Next $4 billion	0.5000%
Next $5 billion	0.4800%
Amount Over $10 billion	0.4700%

Balanced Allocation Fund, Conservative Allocation Fund, Equity Growth Allocation Fund, Growth Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target

Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.1500%
Next $4.5 billion	0.1000%
Next $5 billion	0.0800%
Amount Over $10 billion	0.0700%

EXHIBIT 2

<DOCUMENT>
<TYPE>EX-99.(D)
<SEQUENCE>5
<FILENAME>c66424bex99-d.txt
<DESCRIPTION>INVESTMENT MANAGEMENT AGREEMENT
<TEXT>
<PAGE>

EXHIBIT(d)

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company ("HIFSCO") and Hartford-Fortis Series Fund, Inc., a Maryland corporation (the "Company"), whereby HIFSCO will act as investment manager to each series of the Company listed on Attachment A (each a "Portfolio" and together the "Portfolios") and any future series as agreed to between HIFSCO and the Company.

WHEREAS, the Company and HIFSCO wish to enter into an agreement setting forth the services to be performed by HIFSCO for each Portfolio of the Company and the terms and conditions under which such services will be performed.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. GENERAL PROVISION.

The Company hereby employs HIFSCO and HIFSCO hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. HIFSCO shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall, at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the Investment Company Act of 1940 (the "Investment Company Act") and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the Investment Company Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of HIFSCO shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities which are either not registered for public sale or not being traded on any securities market.

2. INVESTMENT MANAGEMENT SERVICES.

(a) HIFSCO shall, subject to the direction and control by the Company's Board of Directors, (i) regularly provide investment advice and

<PAGE>

recommendations to each Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of paragraph 5 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) HIFSCO shall provide such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as HIFSCO shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. ADMINISTRATIVE SERVICES.

In addition to the performance of investment advisory services HIFSCO shall perform the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be HIFSCO's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

4. SUB-ADVISERS AND SUB-CONTRACTORS.

HIFSCO, upon approval of the Board of Directors and shareholders where appropriate, may engage one or more investment advisers which are either registered as such or specifically exempt from registration under the Investment Advisers Act of 1940, to act as sub-advisers to provide, with respect to existing and future Portfolios of the Company, some or all of the services set forth in Sections 2 and 5 of this Agreement. In addition, HIFSCO may subcontract for any of the administrative services listed in Section 3.

<PAGE>

5. BROKERAGE TRANSACTIONS.

When placing orders for the purchase or sale of a Portfolio's securities, HIFSCO or any subadviser approved in accordance with Section 4 of this Agreement, shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions which the Board of Directors may issue from time to time, HIFSCO or the subadviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if HIFSCO or the subadviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or HIFSCO's or the subadviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. HIFSCO or the subadviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. EXPENSES.

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premium for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of HIFSCO or of any entity controlling, controlled by or under common control with HIFSCO, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. COMPENSATION OF HIFSCO.

As compensation for the services rendered by HIFSCO, each Portfolio shall pay to HIFSCO as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Portfolio:

3

<PAGE>

The Hartford Tax-Free National Fund

<Table>
<Caption>

Net Asset Value	Annual Rate
First $50,000,000	0.80%
Next $50,000,000	0.70%

</Table>

The Hartford Tax-Free Minnesota Fund

<Table>
<Caption>

Net Asset Value	Annual Rate
First $50,000,000	0.72%
Next $50,000,000	0.70%

</Table>

The Hartford U.S. Government Securities Fund

<Table>
<Caption>

Net Asset Value	Annual Rate
First $50,000,000	0.80%
Next $50,000,000	0.70%

</Table>

The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Value Opportunities Fund

<Table>
<Caption>

Net Asset Value	Annual Rate
First $100,000,000	1.00%
Next $150,000,000	0.80%
Over $250,000,000	0.70%

</Table>

HIFSCO, or an affiliate of HIFSCO, may agree to subsidize any of the Portfolios to any level that HIFSCO, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time.

If it is necessary to calculate the fee for a period of time which is less than a month, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

8. LIABILITY OF HIFSCO.

HIFSCO shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as HIFSCO shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect HIFSCO against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence (or, alternatively, in respect of any Portfolio for which the sub-adviser at the time of such loss is The Hartford Investment Management Company, its negligence) in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

<PAGE>

9. DURATION OF AGREEMENT.

(a) This Agreement shall be effective on February 19, 2002 and shall continue in effect through February 18, 2004. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to HIFSCO; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by HIFSCO on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. OTHER ACTIVITIES.

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of HIFSCO to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of HIFSCO to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. ADDITIONAL SERIES.

The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

<PAGE>

12. INVALID PROVISIONS.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. GOVERNING LAW.

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 19th day of February 2002.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

/s/ David M. Znamierowski

By: David M. Znamierowski
Title: Senior Vice President

HARTFORD-Fortis SERIES Fund, Inc., on behalf of its series listed on Attachment A

/s/ David M. Znamierowski

By: David M. Znamierowski
Title: President

<PAGE>

ATTACHMENT A

HARTFORD-FORTIS SERIES FUND, INC.

The following series of Hartford-Fortis Series Fund, Inc. are made a part of this Agreement:

The Hartford SmallCap Growth Fund
The Hartford Growth Opportunities Fund
The Hartford Value Opportunities Fund
The Hartford Growth Fund
The Hartford Tax-Free Minnesota Fund
The Hartford Tax-Free National Fund
The Hartford U.S. Government Securities Fund

</TEXT>
</DOCUMENT>

Exhibit 99.B.d.(i)

INVESTMENT MANAGEMENT AGREEMENT

This Agreement is made by and between Hartford Investment Financial Services, LLC a Delaware limited liability company (the "Adviser"), and The Hartford Mutual Funds II, Inc. a corporation organized under the laws of the State of Maryland (the "Company"), on its own behalf and on behalf of each of its series listed on Schedule A hereto, as it may be amended from time to time (each, a "Portfolio" and, collectively, the "Portfolios").

WHEREAS, the Adviser has agreed to furnish investment advisory services to the Company, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and each Portfolio; and

WHEREAS, the Company and the Adviser wish to enter into this Agreement setting forth the investment advisory services to be performed by the Adviser for the Company and each Portfolio, and the terms and conditions under which such services will be performed; and

WHEREAS, this Agreement has been approved in accordance with the provisions of the 1940 Act, and HIFSCO is willing to furnish such services upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:

1. General Provision

The Company hereby employs the Adviser and the Adviser hereby undertakes to act as the investment manager of the Company and to each Portfolio and to perform for the Company such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as investment manager. The Adviser shall, in all matters, give to the Company and its Board of Directors the benefit of its best judgment, effort, advice and recommendations and shall at all times conform to, and use its best efforts to enable the Company to conform to (i) the provisions of the 1940 Act and any rules or regulations thereunder, (ii) any other applicable provisions of state or federal law; (iii) the provisions of the Articles of Incorporation and By-Laws of the Company as amended from time to time; (iv) the policies and determinations of the Board of Directors of the Company; (v) the fundamental policies and investment restrictions of the Company and Portfolios as reflected in the Company's registration statement under the 1940 Act or as such policies may, from time to time, be amended by the Company's shareholders, and (vi) the Prospectus and Statement of Additional Information of the Company in effect from time to time. The appropriate officers and employees of the Adviser shall be available upon reasonable notice for consultation with any of the Directors and officers of the Company with respect to any matters dealing with the business and affairs of the Company including the valuation of any of each Portfolios' securities that are either not registered for public sale or not being traded on any securities market.

2. Investment Management Services

(a) Subject to the direction and control by the Company's Board of Directors, the Adviser shall, or shall cause an affiliate to: (i) regularly provide investment advice and recommendations to each Portfolio with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of each Portfolio and the composition and performance of its portfolio securities and determine what securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of Section 4 hereof, for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio.

(b) The Adviser shall provide, or shall cause an affiliate to provide, such economic and statistical data relating to each Portfolio and such information concerning important economic, political and other developments as the Adviser shall deem appropriate or as shall be requested by the Company's Board of Directors.

3. Administrative Services

In addition to the performance of investment advisory services, the Adviser shall perform, or shall cause an affiliate to perform, the following services in connection with the management of the Company:

(a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

(b) provide the Company with the services of persons, who may be the Adviser's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and

(c) provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

(d) provide such other services as the parties hereto may agree upon from time to time.

4. Sub-Advisers and Sub-Contractors

The Adviser, upon approval of the Board of Directors, may engage one or more investment advisers that are registered as such under the Investment Advisers Act of 1940, as amended, to act as sub-adviser with respect to existing and future Portfolios of the Company. Such sub-adviser or sub-advisers shall assume such responsibilities and obligations of the Adviser pursuant to this Investment Management Agreement as shall be delegated to the sub-adviser or sub-advisers, and the Adviser will supervise and oversee the activities of any such sub-adviser or sub-advisers. In addition, the Adviser may subcontract for any of the administrative services set forth in Section 3 above.

5. Brokerage Transactions

When placing orders for the purchase or sale of a Portfolio's securities, the Adviser or any sub-adviser appointed by the Adviser shall use its best efforts to obtain the best net security price available for a Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time the Adviser or the sub-adviser, if applicable, may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Adviser or the sub-adviser, if applicable, determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's or the sub-adviser's overall responsibilities with respect to a Portfolio and other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Adviser or the sub-adviser will promptly communicate to the Board of Directors such information relating to portfolio transactions as the Board may reasonably request.

6. Expenses

Expenses to be paid by the Company, include, but are not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) premiums for fidelity and other insurance coverage requisite to the Company's operations; (iv) the fees and expenses of its non-interested directors; (v) legal, audit and fund accounting expenses; (vi) custodian and transfer agent fees and expenses; (vii) expenses incident to the redemption of its shares; (viii) fees and expenses related to the registration under federal and state securities laws of shares of the Company for public sale; (ix) expenses of printing and mailing prospectuses, reports, notices and proxy material to shareholders of the Company; (x) all other expenses incidental to holding meetings of the Company's shareholders; and (xi) such extraordinary non-recurring expenses as may arise, including litigation affecting the Company and any obligation which the Company may have to indemnify its officers and Directors with respect thereto. Any officer or employee of the Adviser or of any entity controlling, controlled by or under common control with the Adviser, who may also serve as officers, directors or employees of the Company shall not receive any compensation from the Company for their services.

7. Compensation of the Adviser

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, as set forth in Schedule B to this Agreement, as it may be amended from time to time:

The Adviser, or an affiliate of the Adviser, may agree to subsidize any of the Portfolios to any level that the Adviser, or any such affiliate, may specify. Any such undertaking may be modified or discontinued at any time except to the extent the Adviser explicitly agrees to maintain such undertaking for a specified period.

If it is necessary to calculate the fee for a period of time that is less than a month, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

8. Liability of the Adviser

(a) The Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security, or with respect to the administration of the Company, as long as the Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Adviser against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence (or, alternatively, in respect of any Portfolio for which the sub-adviser at the time of such loss is Hartford Investment Management Company, its negligence) in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

(b) The rights of exculpation and indemnification are not to be construed so as to provide for exculpation or indemnification provided under 8(a) of any person for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that exculpation or indemnification would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this section to the maximum extent permitted by applicable law.

9. Duration of Agreement

(a) This Agreement shall be effective on November 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board of Directors of the Company or by a vote of a majority of the Portfolio's outstanding voting securities, on sixty days' prior written notice to the Adviser; (2) shall immediately terminate in the event of its assignment and (3) may be terminated by the Adviser on sixty days' prior written notice to the Portfolio, but such termination will not be effective until the Portfolio shall have contracted with one or more persons to serve as a successor investment adviser for the Portfolio and such person(s) shall have assumed such position.

(c) As used in this Agreement, the terms "assignment", "interested person" and "vote of majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the 1940 Act, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party's current address.

10. Other Activities

Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Adviser to engage in any other business or to render services of any kind to any other corporation, firm individual or association.

11. Additional Series

The amendment of Schedule A to this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment of this Agreement or an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

12. Invalid Provisions

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. Governing Law

To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut, which apply to contracts made and to be performed in the State of Connecticut.

14. Amendments

No provision of this Agreement may be changed, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought, and no amendment of this Agreement will be effective until approved in a manner consistent with the 1940 Act and rules and regulations under the 1940 Act and any applicable Securities and Exchange Commission exemptive order from such rules and regulations. Any such instrument signed by a Portfolio must be (a) approved by the vote of a majority of the Directors who are not parties to this Agreement or "interested persons" of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the vote of a majority of the Directors of the Company, or by the vote of a majority of the outstanding voting securities of the Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. Entire Agreement

This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the 1st day of November, 2009.

Hartford Investment Financial Services, LLC

/s/Robert Arena
By: Robert Arena
Title: President

The Hartford Mutual Funds II, Inc.
on behalf of each of its series listed on Attachment A

/s/Robert Arena
By: Robert Arena
Title: President

Schedule A

List of Portfolios

HARTFORD MUTUAL FUNDS II, INC.
ON BEHALF OF:

The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Tax-Free National Fund
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund

Schedule B

Fees

As compensation for the services rendered by the Adviser, each Portfolio shall pay to the Adviser as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly based upon the following annual rates calculated based on the average daily net asset value of the applicable Portfolio:

Growth Fund and Growth Opportunities Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.9000%
Next $150 million	0.8000%
Next $4.75 billion	0.7000%
Next $5 billion	0.6975%
Amount Over $10 billion	0.6950%

SmallCap Growth Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.9000%
Next $150 million	0.8000%
Next $250 million	0.7000%
Next $4.5 billion	0.6500%
Next 5 billion	0.6300%
Amount Over $10 billion	0.6200%

Value Opportunities Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.8000%
Next $150 million	0.7500%
Next $4.75 billion	0.7000%
Next $5 billion	0.6975%
Amount Over $10 billion	0.6950%

U.S. Government Securities Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5500%
Next $4.5 billion	0.5000%
Next $5 billion	0.4800%
Amount Over $10 billion	0.4700%

Tax-Free National Fund

Average Daily Net Assets	Annual Rate
First $500 million	0.5000%
Next $4.5 billion	0.4500%
Next $5 billion	0.4300%
Amount Over $10 billion	0.4200%

EXHIBIT 3

<DOCUMENT>
<TYPE>EX-99.(H)(VII)
<SEQUENCE>6
<FILENAME>b68644a1exv99wxhyxviiy.txt
<DESCRIPTION>EXPENSE LIMITATION AGREEMENT
<TEXT>
<PAGE>

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of February 6, 2008, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2007 through February 28, 2009, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. The reimbursement described in Section 1 above is not subject to recoupment by the Adviser.

3. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

4. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

<PAGE>

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

/s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

/s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLP

/s/ Robert Arena

Name: Robert Arena
Title: Manager, Senior Vice President /Business Line Principal

<PAGE>

SCHEDULE A

<TABLE>
<CAPTION>

FUND	TOTAL NET ANNUAL OPERATING EXPENSE LIMIT (AS A PERCENT OF AVERAGE DAILY NET ASSETS)
<S>	<C>
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.43%
	Class R4: 1.13%
	Class R5: 0.83%
The Hartford Balanced Allocation Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Balanced Income Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class Y: 0.90%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.54%
	Class R4: 1.24%
	Class R5: 0.94%
The Hartford Capital Appreciation II Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%

	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.25%
The Hartford Checks and Balances Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class I: 0.90%
The Hartford Conservative Allocation Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class I: 1.10%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Disciplined Equity Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Dividend and Growth Fund	Class A: 1.25%
	Class I: 1.00%

</TABLE>

3

<PAGE>

<TABLE>

<S>	<C>
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%
The Hartford Equity Growth Allocation Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
The Hartford Equity Income Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class I: 1.00%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.90%
The Hartford Fundamental Growth Fund	Class A: 1.45%
	Class B: 2.20%
	Class C: 2.20%

	Class Y: 1.05%
The Hartford Global Communications Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class Y: 1.20%
The Hartford Global Equity Fund	Class A: 1.65%
	Class B: 2.40%
	Class C: 2.40%
	Class I: 1.40%
	Class R3: 1.90%
	Class R4: 1.65%
	Class R5: 1.40%
	Class Y: 1.30%
The Hartford Global Financial Services Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class Y: 1.20%
The Hartford Global Growth Fund	Class A: 1.48%
	Class B: 2.23%
	Class C: 2.23%
	Class R3: 1.73%
	Class R4: 1.43%
	Class R5: 1.13%
	Class Y: 1.13%
The Hartford Global Health Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.20%
The Hartford Global Technology Fund	Class A: 1.60%
	Class B: 2.35%

</TABLE>

<PAGE>

<TABLE>

<S>	<C>
	Class C: 2.35%
	Class Y: 1.20%
The Hartford Growth Fund	Class A: 1.30%
	Class B: 2.05%
	Class C: 2.05%
	Class I: 1.05%
	Class L: 1.42%
	Class R3: 1.55%
	Class R4: 1.25%
	Class R5: 0.95%

	Class Y: 0.95%
The Hartford Growth Allocation Fund	Class A: 1.50%
	Class B: 2.25%
	Class C: 2.25%
	Class I: 1.25%
	Class R3: 1.81%
	Class R4: 1.51%
	Class R5: 1.21%
The Hartford Growth Opportunities Fund	Class A: 1.36%
	Class B: 2.11%
	Class C: 2.11%
	Class I: 1.11%
	Class L: 1.45%
	Class R3: 1.61%
	Class R4: 1.31%
	Class R5: 1.01%
	Class Y: 1.01%
The Hartford High Yield Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class I: 0.90%
	Class R3: 1.40%
	Class R4: 1.10%
	Class R5: 0.90%
	Class Y: 0.90%
The Hartford High Yield Municipal Bond Fund	Class A: 1.00%
	Class B: 1.75%
	Class C: 1.75%
	Class I: 0.75%
The Hartford Income Fund	Class A: 0.95%
	Class B: 1.70%
	Class C: 1.70%
	Class Y: 0.70%
The Hartford Income Allocation Fund	Class A: 1.20%
	Class B: 1.95%
	Class C: 1.95%
	Class I: 0.95%
	Class R3: 1.59%
	Class R4: 1.29%
	Class R5: 0.99%
The Hartford Inflation Plus Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class R3: 1.25%

</TABLE>

<PAGE>

<TABLE>

<S>	<C>
	Class R4: 1.00%
	Class R5: 0.76%
	Class Y: 0.60%
The Hartford International Growth Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.20%
The Hartford International Opportunities Fund	Class A: 1.57%
	Class B: 2.32%
	Class C: 2.32%
	Class R3: 1.82%
	Class R4: 1.52%
	Class R5: 1.22%
	Class Y: 1.22%
The Hartford International Small Company Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class Y: 1.20%
The Hartford LargeCap Growth Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class Y: 0.85%
The Hartford MidCap Fund	Class A: 1.37%
The Hartford MidCap Growth Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class Y: 0.95%
The Hartford MidCap Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class Y: 1.00%
The Hartford Money Market Fund	Class A: 0.90%
	Class B: 1.65%
	Class C: 1.65%
	Class R3: 1.15%
	Class R4: 0.85%
	Class R5: 0.65%
	Class Y: 0.65%
The Hartford Retirement Income Fund	Class A: 1.20%
	Class B: 1.95%
	Class C: 1.95%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.85%

The Hartford Select MidCap Value Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class Y: 0.90%
The Hartford Select SmallCap Value Fund	Class A: 1.60%

</TABLE>

<PAGE>

<TABLE>
<S> <C>

	Class B: 2.35% Class C: 2.35% Class Y: 1.20%
The Hartford Short Duration Fund	Class A: 0.90% Class B: 1.65% Class C: 1.65% Class Y: 0.65%
The Hartford Small Company Fund	Class A: 1.40% Class B: 2.15% Class C: 2.15% Class I: 1.15% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.00%
The Hartford SmallCap Growth Fund	Class A: 1.40% Class B: 2.15% Class C: 2.15% Class I: 1.15% Class L: 1.25% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.05%
The Hartford Stock Fund	Class A: 1.25% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90%
The Hartford Strategic Income Fund	Class A: 1.15% Class B: 1.90% Class C: 1.90% Class I: 0.90%
The Hartford Target Retirement 2010 Fund	Class A: 1.25% Class B: 2.00% Class C: 2.00% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05%

	Class Y: 0.90%
The Hartford Target Retirement 2020 Fund	Class A: 1.30%
	Class B: 2.05%
	Class C: 2.05%
	Class R3: 1.70%
	Class R4: 1.40%
	Class R5: 1.10%
	Class Y: 0.95%
The Hartford Target Retirement 2030 Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class R3: 1.75%
	Class R4: 1.45%
	Class R5: 1.15%
	Class Y: 1.00%
The Hartford Tax-Free California Fund	Class A: 0.85%
	Class B: 1.60%

</TABLE>

<PAGE>

<TABLE>

<S>	<C>
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Tax-Free Minnesota Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class L: 0.90%
The Hartford Tax-Free National Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class L: 0.80%
	Class Y: 0.60%
The Hartford Tax-Free New York Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Value Opportunities Fund	Class A: 1.40%
	Class B: 2.15%

Class C: 2.15%
Class I: 1.15%
Class L: 1.45%
Class R3: 1.65%
Class R4: 1.35%
Class R5: 1.05%
Class Y: 1.05%

</TABLE>

</TEXT>
</DOCUMENT>

EX-99.H(XXI) 202 c56734_ex99h-xxi.htm

Exh H.(XXI)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, dated as of November 1, 2008, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2008 through February 28, 2010, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. For the period commencing November 1, 2008 through February 28, 2010, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule B.

3. The reimbursements described in Section 1 and Section 2 above are not subject to recoupment by the Adviser.

4. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

5. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

Name: /s/Robert Arena
Robert Arena
Title: Manager, Senior Vice President /Business Line Principal

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.43%
	Class R4: 1.13%
	Class R5: 0.83%
The Hartford Balanced Income Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class Y: 0.90%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.54%
	Class R4: 1.24%
	Class R5: 0.94%

Fund	Class	Limit
The Hartford Capital Appreciation II Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
	Class Y:	1.25%
The Hartford Disciplined Equity Fund	Class A:	1.35%
	Class B:	2.10%
	Class C:	2.10%
	Class R3:	1.60%
	Class R4:	1.30%
	Class R5:	1.00%
	Class Y:	0.95%
The Hartford Dividend and Growth Fund	Class A:	1.25%
	Class I:	1.00%
	Class R3:	1.50%
	Class R4:	1.20%
	Class R5:	0.90%
The Hartford Diversified International Fund	Class A:	1.65%
	Class B:	2.40%
	Class C:	2.40%
	Class I:	1.40%
	Class R3:	1.90%
	Class R4:	1.65%
	Class R5:	1.40%
	Class Y:	1.30%
The Hartford Equity Income Fund	Class A:	1.25%
	Class B:	2.00%
	Class C:	2.00%
	Class I:	1.00%
	Class R3:	1.60%
	Class R4:	1.30%
	Class R5:	1.00%
	Class Y:	0.90%

Fund	Class	Limit
The Hartford Fundamental Growth Fund	Class A:	1.45%
	Class B:	2.20%
	Class C:	2.20%
	Class Y:	1.05%
The Hartford Global Communications Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Global Enhanced Dividend Fund	Class A:	1.60%
	Class B:	2.35%

Fund	Class	Rate
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.60%
	Class R5:	1.35%
	Class Y:	1.25%
The Hartford Global Equity Fund	Class A:	1.65%
	Class B:	2.40%
	Class C:	2.40%
	Class I:	1.40%
	Class R3:	1.90%
	Class R4:	1.65%
	Class R5:	1.40%
	Class Y:	1.30%
The Hartford Global Financial Services Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Global Growth Fund	Class A:	1.48%
	Class B:	2.23%
	Class C:	2.23%
	Class R3:	1.73%
	Class R4:	1.43%
	Class R5:	1.13%
	Class Y:	1.13%
The Hartford Global Health Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
	Class Y:	1.20%
The Hartford Global Technology Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Growth Fund	Class A:	1.30%
	Class B:	2.05%
	Class C:	2.05%
	Class I:	1.05%
	Class L:	1.42%
	Class R3:	1.55%
	Class R4:	1.25%
	Class R5:	0.95%
	Class Y:	0.95%

Fund	Class	Rate
The Hartford Growth Opportunities Fund	Class A:	1.36%
	Class B:	2.11%
	Class C:	2.11%
	Class I:	1.11%
	Class L:	1.45%
	Class R3:	1.61%
	Class R4:	1.31%
	Class R5:	1.01%
	Class Y:	0.80%
The Hartford High Yield Fund	Class A:	1.15%
	Class B:	1.90%
	Class C:	1.90%
	Class I:	0.90%
	Class R3:	1.40%
	Class R4:	1.10%
	Class R5:	0.90%
	Class Y:	0.90%
The Hartford High Yield Municipal Bond Fund	Class A:	1.00%
	Class B:	1.75%
	Class C:	1.75%
	Class I:	0.75%
The Hartford Income Fund	Class A:	0.95%
	Class B:	1.70%
	Class C:	1.70%
	Class Y:	0.70%
The Hartford Inflation Plus Fund	Class A:	0.85%
	Class B:	1.60%
	Class C:	1.60%
	Class I:	0.60%
	Class R3:	1.25%
	Class R4:	1.00%
	Class R5:	0.76%
	Class Y:	0.60%
The Hartford International Growth Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
	Class Y:	1.20%
The Hartford International Opportunities Fund	Class A:	1.57%
	Class B:	2.32%
	Class C:	2.32%
	Class I:	1.32%
	Class R3:	1.82%
	Class R4:	1.52%
	Class R5:	1.22%
	Class Y:	1.22%
The Hartford International Small Company Fund	Class A:	1.60%
	Class B:	2.35%

Fund	Class	Percentage
	Class C:	2.35%
	Class I:	1.35%
	Class Y:	1.20%

Fund	Class	Percentage
The Hartford LargeCap Growth Fund	Class A:	1.25%
	Class B:	2.00%
	Class C:	2.00%
	Class Y:	0.85%
The Hartford MidCap Fund	Class A:	1.37%
	Class I:	1.12%
The Hartford MidCap Growth Fund	Class A:	1.35%
	Class B:	2.10%
	Class C:	2.10%
	Class Y:	0.95%
The Hartford MidCap Value Fund	Class A:	1.35%
	Class B:	2.10%
	Class C:	2.10%
	Class Y:	0.95%
The Hartford Money Market Fund	Class A:	0.90%
	Class B:	1.65%
	Class C:	1.65%
	Class R3:	1.15%
	Class R4:	0.85%
	Class R5:	0.65%
	Class Y:	0.65%
The Hartford Select MidCap Value Fund	Class A:	1.30%
	Class B:	2.05%
	Class C:	2.05%
	Class Y:	0.90%
The Hartford Select SmallCap Value Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Short Duration Fund	Class A:	0.90%
	Class B:	1.65%
	Class C:	1.65%
	Class Y:	0.65%
The Hartford Small Company Fund	Class A:	1.40%
	Class B:	2.15%
	Class C:	2.15%
	Class I:	1.15%
	Class R3:	1.65%
	Class R4:	1.35%
	Class R5:	1.05%
	Class Y:	1.00%
The Hartford SmallCap Growth Fund	Class A:	1.40%
	Class B:	2.15%

	Class C: 2.15%
	Class I: 1.15%
	Class L: 1.25%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.05%
The Hartford Stock Fund	Class A: 1.25%
	Class I: 1.00%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%

The Hartford Strategic Income Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class Y: 0.90%
	Class I: 0.90%
The Hartford Tax-Free California Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Tax-Free Minnesota Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class L: 0.90%
The Hartford Tax-Free National Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class L: 0.80%
	Class Y: 0.60%
The Hartford Tax-Free New York Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class Y: 0.75%
The Hartford Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Value Opportunities Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%

Class I:	1.10%
Class L:	1.40%
Class R3:	1.60%
Class R4:	1.30%
Class R5:	1.00%
Class Y:	1.00%

SCHEDULE B

Fund	Class	Rate
The Hartford Balanced Allocation Fund	Class A:	1.40%
	Class B:	2.15%
	Class C:	2.15%
	Class I:	1.15%
	Class R3:	1.78%
	Class R4:	1.48%
	Class R5:	1.18%
The Hartford Checks and Balances Fund	Class A:	1.15%
	Class B:	1.90%
	Class C:	1.90%
	Class I:	0.90%
	Class R3:	1.45%
	Class R4:	1.15%
	Class R5:	0.95%
The Hartford Conservative Allocation Fund	Class A:	1.35%
	Class B:	2.10%
	Class C:	2.10%
	Class I:	1.10%
	Class R3	1.78%
	Class R4:	1.48%
	Class R5:	1.18%
The Hartford Equity Growth Allocation Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.85%
	Class R4:	1.55%
	Class R5:	1.25%
The Hartford Growth Allocation Fund	Class A:	1.50%
	Class B:	2.25%
	Class C:	2.25%
	Class I:	1.25%
	Class R3:	1.81%
	Class R4:	1.51%
	Class R5:	1.21%
The Hartford Income Allocation Fund	Class A:	1.20%
	Class B:	1.95%
	Class C:	1.95%

Fund	Class	Fee
	Class I:	0.95%
	Class R3:	1.59%
	Class R4:	1.29%
	Class R5:	0.99%
The Hartford Retirement Income Fund	Class A:	1.20%
	Class B:	1.95%
	Class C:	1.95%
	Class R3:	1.60%
	Class R4:	1.30%
	Class R5:	1.00%
	Class Y:	0.85%
The Hartford Target Retirement 2010 Fund	Class A:	1.00%
	Class B:	1.75%
	Class C:	1.75%
	Class R3:	1.30%
	Class R4:	1.00%
	Class R5:	0.80%
	Class Y:	0.80%

Fund	Class	Fee
The Hartford Target Retirement 2015 Fund	Class R3:	1.30%
	Class R4:	1.00%
	Class R5:	0.80%
The Hartford Target Retirement 2020 Fund	Class A:	1.05%
	Class B:	1.80%
	Class C:	1.80%
	Class R3:	1.35%
	Class R4:	1.05%
	Class R5:	0.85%
	Class Y:	0.85%
The Hartford Target Retirement 2025 Fund	Class R3:	1.35%
	Class R4:	1.05%
	Class R5:	0.85%
The Hartford Target Retirement 2030 Fund	Class A:	1.05%
	Class B:	1.80%
	Class C:	1.80%
	Class R3:	1.35%
	Class R4:	1.05%
	Class R5:	0.85%
	Class Y:	0.85%
The Hartford Target Retirement 2035 Fund	Class R3:	1.35%
	Class R4:	1.05%
	Class R5:	0.85%
The Hartford Target Retirement 2040 Fund	Class R3:	1.35%
	Class R4:	1.05%
	Class R5:	0.85%
The Hartford Target Retirement 2045 Fund	Class R3:	1.40%
	Class R4:	1.10%

	Class R5: 0.90%
The Hartford Target Retirement 2050 Fund	Class R3: 1.40%
	Class R4: 1.10%
	Class R5: 0.90%

EX-99.BH.(XXI) 6 a09-31922_1ex99dbhdxxi.htm EX-99.BH.(XXI)

Exhibit 99.Bh.(xxi)

EXHIBIT H.(XXI)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, dated as of November 1, 2009, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule B.

3. The reimbursements described in Section 1 and Section 2 above are not subject to recoupment by the Adviser.

4. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

5. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

---

6. This Agreement may be amended or modified by mutual consent of the Adviser and the Board of Directors of the respective Company at any time prior to the expiration date of the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

Name: /s/Robert Arena
Robert Arena
Title: President

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.43%
	Class R4: 1.13%
	Class R5: 0.83%
The Hartford Balanced Income Fund (1)	Class A: 0.75%
	Class B: 1.50%
	Class C: 1.50%
	Class Y: 0.40%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.54%
	Class R4: 1.24%
	Class R5: 0.94%
The Hartford Capital Appreciation II Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.25%
The Hartford Disciplined Equity Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.95%
The Hartford Diversified International Fund	Class A: 1.65%
	Class B: 2.40%
	Class C: 2.40%
	Class I: 1.40%
	Class R3: 1.90%
	Class R4: 1.65%
	Class R5: 1.40%
	Class Y: 1.30%
The Hartford Dividend and Growth Fund	Class A: 1.25%
	Class I: 1.00%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%

The Hartford Equity Income Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class I: 1.00%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 0.90%
The Hartford Floating Rate Fund	Class A: 100%
	Class B: 1.75%
	Class C: 1.75%
	Class I: 0.75%
	Class R3: 1.25%
	Class R4: 1.00%
	Class R5: 0.85%
	Class Y: 0.75%
The Hartford Fundamental Growth Fund	Class A: 1.45%
	Class B: 2.20%
	Class C: 2.20%
	Class Y: 1.05%
The Hartford Global Enhanced Dividend Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.60%
	Class R5: 1.35%
	Class Y: 1.25%
The Hartford Global Equity Fund	Class A: 1.75%
	Class B: 2.50%
	Class C: 2.50%
	Class I: 1.50%
	Class R3: 2.00%
	Class R4: 1.75%
	Class R5: 1.50%
	Class Y: 1.40%
The Hartford Global Growth Fund	Class A: 1.48%
	Class B: 2.23%
	Class C: 2.23%
	Class R3: 1.73%
	Class R4: 1.43%
	Class R5: 1.13%
	Class Y: 1.13%
The Hartford Global Health Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.20%

The Hartford Growth Fund	Class A: 1.30%
	Class B: 2.05%
	Class C: 2.05%
	Class I: 1.05%
	Class L: 1.42%
	Class R3: 1.55%
	Class R4: 1.25%
	Class R5: 0.95%
	Class Y: 0.95%
The Hartford Growth Opportunities Fund	Class A: 1.36%
	Class B: 2.11%
	Class C: 2.11%
	Class I: 1.11%
	Class L: 1.45%
	Class R3: 1.61%
	Class R4: 1.31%
	Class R5: 1.01%
	Class Y: 0.80%
The Hartford High Yield Fund	Class A: 1.20%
	Class B: 1.95%
	Class C: 1.95%
	Class I: 0.95%
	Class R3: 1.45%
	Class R4: 1.15%
	Class R5: 0.95%
	Class Y: 0.95%
The Hartford High Yield Municipal Bond Fund	Class A: 1.00%
	Class B: 1.75%
	Class C: 1.75%
	Class I: 0.75%
The Hartford Income Fund	Class A: 1.00%
	Class B: 1.75%
	Class C: 1.75%
	Class Y: 0.75%
The Hartford Inflation Plus Fund	Class A: 0.90%
	Class B: 1.65%
	Class C: 1.65%
	Class I: 0.65%
	Class L: 0.90%(2)
	Class R3: 1.25%
	Class R4: 1.00%
	Class R5: 0.81%
	Class Y: 0.65%
The Hartford International Growth Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
	Class Y: 1.20%

Fund	Class	Rate
The Hartford International Opportunities Fund	Class A:	1.57%
	Class B:	2.32%
	Class C:	2.32%
	Class I:	1.32%
	Class R3:	1.82%
	Class R4:	1.52%
	Class R5:	1.22%
	Class Y:	1.22%
The Hartford International Small Company Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class Y:	1.20%
The Hartford MidCap Fund	Class A:	1.37%
	Class I:	1.12%
	Class R3:	1.67%
	Class R4:	1.37%
	Class R5:	1.07%
The Hartford MidCap Growth Fund	Class A:	1.35%
	Class B:	2.10%
	Class C:	2.10%
	Class Y:	0.95%
The Hartford MidCap Value Fund	Class A:	1.35%
	Class B:	2.10%
	Class C:	2.10%
	Class Y:	0.95%
The Hartford Money Market Fund	Class A:	0.90%
	Class B:	1.65%
	Class C:	1.65%
	Class R3:	1.15%
	Class R4:	0.85%
	Class R5:	0.65%
	Class Y:	0.65%
The Hartford Select MidCap Value Fund	Class A:	1.30%
	Class B:	2.05%
	Class C:	2.05%
	Class Y:	0.90%
The Hartford Select SmallCap Value Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class Y:	1.20%
The Hartford Short Duration Fund	Class A:	0.90%
	Class B:	1.65%
	Class C:	1.65%
	Class Y:	0.65%
The Hartford Small Company Fund	Class A:	1.40%
	Class B:	2.15%
	Class C:	2.15%
	Class I:	1.15%
	Class R3:	1.65%
	Class R4:	1.35%
	Class R5:	1.05%
	Class Y:	1.00%

The Hartford SmallCap Growth Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class L: 1.25%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.05%
The Hartford Strategic Income Fund	Class A: 1.15%
	Class B: 1.90%
	Class C: 1.90%
	Class Y: 0.90%
	Class I: 0.90%
The Hartford Tax-Free National Fund	Class A: 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class L: 0.80%
	Class Y: 0.60%
The Hartford Total Return Bond Fund	Class A: 100%
	Class B: 1.75%
	Class C: 1.75%
	Class I: 0.75%
	Class R3: 1.25%
	Class R4: 1.00%
	Class R5: 0.85%
	Class Y: 0.75%
The Hartford Value Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Value Opportunities Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class I: 1.10%
	Class L: 1.40%
	Class R3: 1.60%
	Class R4: 1.30%
	Class R5: 1.00%
	Class Y: 1.00%

---

(1) For The Hartford Balanced Income Fund, effective October 1, 2009, the Adviser has contractually agreed to waive 0.50% of its management fees, until October 31, 2010. While such waiver is in effect, the Adviser has contracually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for Class A,B,C and Y shares as reflected above for The Hartford Balanced Income Fund.

(2) Effective November 11, 2009 for Class L Shares of The Hartford Inflation Plus Fund

SCHEDULE B

The Hartford Balanced Allocation Fund	Class A: 1.40%
	Class B: 2.15%
	Class C: 2.15%
	Class I: 1.15%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Checks and Balances Fund	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class I: 1.00%
	Class R3: 1.55%
	Class R4: 1.25%
	Class R5: 1.05%
The Hartford Conservative Allocation Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class I: 1.10%
	Class R3: 1.78%
	Class R4: 1.48%
	Class R5: 1.18%
The Hartford Equity Growth Allocation Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.55%
	Class R5: 1.25%
The Hartford Growth Allocation Fund	Class A: 1.50%
	Class B: 2.25%
	Class C: 2.25%
	Class I: 1.25%
	Class R3: 1.81%
	Class R4: 1.51%
	Class R5: 1.21%
The Hartford Target Retirement 2010 Fund	Class A: 1.00%
	Class R3: 1.30%
	Class R4: 1.00%
	Class R5: 0.80%
	Class Y: 0.80%
The Hartford Target Retirement 2015 Fund	Class R3: 1.30%
	Class R4: 1.00%
	Class R5: 0.80%
The Hartford Target Retirement 2020 Fund	Class A: 1.05%
	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%
	Class Y: 0.85%
The Hartford Target Retirement 2025 Fund	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.85%

Page 9 of 9

The Hartford Target Retirement 2030 Fund	Class A: 1.05% Class R3: 1.35% Class R4: 1.05% Class R5: 0.85% Class Y: 0.85%
The Hartford Target Retirement 2035 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2040 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2045 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%
The Hartford Target Retirement 2050 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%

EX-99.B.H.(XII) 5 a10-20853_1ex99dbdhdxii.htm EX-99.B.H.(XII)

EXHIBIT H.(XII)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, dated as of November 1, 2010, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between each Company, on behalf of the Funds, and the Adviser; and

WHEREAS, each Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, each Company and the Adviser hereby agree as follows:

1. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A.

2. For the period commencing November 1, 2009 through February 28, 2011, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule B.

3. For the period commencing July 1, 2010 through February 29, 2012 (or February 28, 2011 for Class L shares of The Hartford Growth Fund, The Hartford Growth Opportunities Fund, The Hartford SmallCap Growth Fund and The Hartford Value Opportunities Fund), the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule C.

4. For the period commencing July 1, 2010 through February 29, 2012, the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule D.

---

5. For the period commencing November 1, 2010 through February 29, 2012 (or February 28, 2011 for Class L shares of The Hartford Inflation Plus Fund), the Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule E.

6. The reimbursements described in Section 1, Section 2, Section 3, Section 4 and Section 5 above are not subject to recoupment by the Adviser.

7. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

8. This Agreement shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term.

9. This Agreement may be amended or modified by mutual consent of the Adviser and the Board of Directors of the respective Company at any time prior to the expiration date of the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

Name: /s/Robert Arena
Robert Arena
Title: President

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Global Enhanced Dividend Fund	Class A: 1.60%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.85%
	Class R4: 1.60%
	Class R5: 1.35%
	Class Y: 1.25%
The Hartford Tax-Free National Fund	Class A : 0.85%
	Class B: 1.60%
	Class C: 1.60%
	Class I: 0.60%
	Class L: 0.80%
	Class Y: 0.60%

SCHEDULE B

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Target Retirement 2010 Fund	Class A: 1.00% Class R3: 1.30% Class R4: 1.00% Class R5: 0.80% Class Y: 0.80%
The Hartford Target Retirement 2015 Fund	Class R3: 1.30% Class R4: 1.00% Class R5: 0.80%
The Hartford Target Retirement 2020 Fund	Class A: 1.05% Class R3: 1.35% Class R4: 1.05% Class R5: 0.85% Class Y: 0.85%
The Hartford Target Retirement 2025 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2030 Fund	Class A: 1.05% Class R3: 1.35% Class R4: 1.05% Class R5: 0.85% Class Y: 0.85%
The Hartford Target Retirement 2035 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2040 Fund	Class R3: 1.35% Class R4: 1.05% Class R5: 0.85%
The Hartford Target Retirement 2045 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%
The Hartford Target Retirement 2050 Fund	Class R3: 1.40% Class R4: 1.10% Class R5: 0.90%

SCHEDULE C

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Advisers Fund	Class A: 1.18%
	Class R3: 1.40%
	Class R4: 1.10%
	Class R5: 0.80%
The Hartford Balanced Income Fund(1)	Class A: 1.25%
	Class B: 2.00%
	Class C: 2.00%
	Class I: 1.00%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%
	Class Y: 0.85%
The Hartford Capital Appreciation Fund	Class A: 1.29%
	Class I: 1.04%
	Class R3: 1.40%
	Class R4: 1.10%
	Class R5: 0.80%
The Hartford Capital Appreciation II Fund	Class A: 1.60%
	Class B: 2.35%
	Class C: 2.35%
	Class I: 1.35%
	Class R3: 1.70%
	Class R4: 1.40%
	Class R5: 1.10%
	Class Y: 1.05%
The Hartford Disciplined Equity Fund	Class A: 1.35%
	Class B: 2.10%
	Class C: 2.10%
	Class R3: 1.50%
	Class R4: 1.20%
	Class R5: 0.90%
	Class Y: 0.85%
The Hartford Diversified International Fund	Class A: 1.45%
	Class B: 2.20%
	Class C: 2.20%
	Class I: 1.20%
	Class R3: 1.65%
	Class R4: 1.35%
	Class R5: 1.05%
	Class Y: 1.00%
The Hartford Dividend and Growth Fund	Class A: 1.25%
	Class I: 1.00%
	Class R3: 1.35%
	Class R4: 1.05%
	Class R5: 0.75%

The Hartford Equity Income Fund	Class A: 1.25% Class B: 2.00% Class C: 2.00% Class I: 1.00% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90% Class Y: 0.85%
The Hartford Floating Rate Fund	Class A: 1.00%(2) Class B: 1.75%(2) Class C: 1.75%(2) Class I: 0.75%(2) Class R3: 1.25%(2) Class R4: 1.00%(2) Class R5: 0.70%(3) Class Y: 0.70%(3)
The Hartford Fundamental Growth Fund	Class A: 1.30% Class B: 2.05% Class C: 2.05% Class I: 1.05% Class R3: 1.50% Class R4: 1.20% Class R5: 0.90% Class Y: 0.85%
The Hartford Global All-Asset Fund(4)	Class A: 1.45% Class C: 2.20% Class I: 1.20% Class R3: 1.70% Class R4: 1.40% Class R5: 1.10% Class Y: 1.05%
The Hartford Global Growth Fund	Class A: 1.48% Class B: 2.23% Class C: 2.23% Class R3: 1.60% Class R4: 1.30% Class R5: 1.00% Class Y: 0.95%
The Hartford Global Health Fund	Class A: 1.60% Class B: 2.35% Class C: 2.35% Class I: 1.35% Class R3: 1.65% Class R4: 1.35% Class R5: 1.05% Class Y: 1.00%
The Hartford Global Real Asset Fund(5)	Class A: 1.45% Class C: 2.20% Class I: 1.20% Class R3: 1.70% Class R4: 1.40% Class R5: 1.10% Class Y: 1.05%

Fund	Class	Rate
The Hartford Global Research Fund	Class A:	1.45%
	Class B:	2.20%
	Class C:	2.20%
	Class I:	1.20%
	Class R3:	1.65%
	Class R4:	1.35%
	Class R5:	1.05%
	Class Y:	1.00%
The Hartford Growth Fund	Class A:	1.30%
	Class B:	2.05%
	Class C:	2.05%
	Class I:	1.05%
	Class L:	1.42%
	Class R3:	1.50%
	Class R4:	1.20%
	Class R5:	0.90%
	Class Y:	0.85%
The Hartford Growth Opportunities Fund	Class A:	1.36%
	Class B:	2.11%
	Class C:	2.11%
	Class I:	1.11%
	Class L:	1.45%
	Class R3:	1.45%
	Class R4:	1.15%
	Class R5:	0.85%
	Class Y:	0.85%
The Hartford International Growth Fund	Class A:	1.55%
	Class B:	2.30%
	Class C:	2.30%
	Class I:	1.30%
	Class R3:	1.60%
	Class R4:	1.30%
	Class R5:	1.00%
	Class Y:	0.95%
The Hartford International Opportunities Fund	Class A:	1.30%
	Class B:	2.05%
	Class C:	2.05%
	Class I:	1.05%
	Class R3:	1.50%
	Class R4:	1.20%
	Class R5:	0.90%
	Class Y:	0.85%
The Hartford International Small Company Fund	Class A:	1.60%
	Class B:	2.35%
	Class C:	2.35%
	Class I:	1.35%
	Class R3:	1.65%

EX-99.B.H.(XXVI) 2 a11-5406_1ex99dbdhdxxvi.htm EX-99.B.H.(XXVI)

Exhibit 99.B.h.(xxvi)

EXHIBIT XXVI

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of March 1, 2011, between The Hartford Mutual Funds, Inc. (the "Company") on behalf each of its series listed on Schedule A (each a "Fund" and collectively, the "Funds") and Hartford Investment Financial Services, LLC (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Management Agreement between the Company, on behalf of the Funds, and the Adviser; and

WHEREAS, the Company, on behalf of the Funds, and the Adviser are parties to an Expense Limitation Agreement dated as of November 1, 2010 (the "Existing Expense Limitation Agreement") which provides for a limitation on each Fund's expenses until February 28, 2011 and which shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of such term; and

WHEREAS, the Company and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds in addition to the Existing Expense Limitation Agreement;

NOW, THEREFORE, the Company and the Adviser hereby agree as follows:

1. The Adviser hereby agrees to reimburse Fund expenses, exclusive of taxes, interest expense, brokerage commissions and extraordinary expenses, to the extent necessary to maintain the net annual operating expenses specified for the class of shares of each Fund listed on Schedule A for the period (i) commencing March 1, 2011 through February 29, 2012 for Target Retirement 2015 Fund, Target Retirement 2025 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund, and (ii) commencing March 1, 2011 through February 29, 2012 for Target Retirement 2010 Fund, Target Retirement 2020 Fund and Target Retirement 2030 Fund.

2. The reimbursement described in Section 1 above is not subject to recoupment by the Adviser.

3. The Adviser understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/Tamara L. Fagely
Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

Name: /s/James Davey
James Davey
Title: President

SCHEDULE A

Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
The Hartford Target Retirement 2010 Fund	
Class R3	1.15%
Class R4	0.85%
The Hartford Target Retirement 2015 Fund	
Class R3	1.15%
Class R4	0.85%
The Hartford Target Retirement 2020 Fund	
Class R3	1.20%
Class R4	0.90%
The Hartford Target Retirement 2025 Fund	
Class R3	1.20%
Class R4	0.90%
The Hartford Target Retirement 2030 Fund	
Class R3	1.20%
Class R4	0.90%
The Hartford Target Retirement 2035 Fund	
Class R3	1.20%
Class R4	0.90%
The Hartford Target Retirement 2040 Fund	
Class R3	1.20%
Class R4	0.90%
The Hartford Target Retirement 2045 Fund	
Class R3	1.25%
Class R4	0.95%
The Hartford Target Retirement 2050 Fund	
Class R3	1.25%
Class R4	0.95%

EXHIBIT 4

<DOCUMENT>
<TYPE>EX-99.(M)
<SEQUENCE>14
<FILENAME>b68643a1exv99wxmy.txt
<DESCRIPTION>AMENDED AND RESTATED RULE 12B-1 DISTRIBUTION PLAN
<TEXT>
<PAGE>

Exhibit M

THE HARTFORD MUTUAL FUNDS, INC.

AMENDED AND RESTATED

DISTRIBUTION PLAN

CLASS A, B, C, R3, R4 AND R5 SHARES

ARTICLE I. THE PLAN

This Amended and Restated Distribution Plan (the "Plan") sets forth the terms and conditions on which The Hartford Mutual Funds, Inc. (the "Company"), on behalf of each series of the Company (each a "Fund" and together the "Funds") will pay certain amounts to Hartford Investment Financial Services, LLC (the "Distributor") in connection with the provision by the Distributor, of certain services to the Funds, as set forth herein. Certain of such payments by a Fund may, under Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), be deemed to constitute the financing of distribution by a Fund. This Plan describes all material aspects of such financing as contemplated by the Rule and shall be administered and interpreted, and implemented and continued, in a manner consistent with the Rule. The Fund and each Class of those Funds that currently have adopted this Plan, and the effective dates of such adoption, are as follows:

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Advisers Fund	A	July 22, 1996
The Hartford Advisers Fund	B	July 22, 1996
The Hartford Advisers Fund	C	July 31, 1998
The Hartford Balanced Allocation Fund	A	May 19, 2004
The Hartford Balanced Allocation Fund	B	May 19, 2004
The Hartford Balanced Allocation Fund	C	May 19, 2004
The Hartford Balanced Income Fund	A	May 10, 2006
The Hartford Balanced Income Fund	B	May 10, 2006
The Hartford Balanced Income Fund	C	May 10, 2006
The Hartford Capital Appreciation Fund	A	July 22, 1996
The Hartford Capital Appreciation Fund	B	July 22, 1996
The Hartford Capital Appreciation Fund	C	July 31, 1998
The Hartford Capital Appreciation Fund	R3	August 2, 2006
The Hartford Capital Appreciation Fund	R4	August 2, 2006
The Hartford Capital Appreciation Fund	R5	August 2, 2006
The Hartford Capital Appreciation II Fund	A	April 29, 2005
The Hartford Capital Appreciation II Fund	B	April 29, 2005
The Hartford Capital Appreciation II Fund	C	April 29, 2005
The Hartford Capital Appreciation II Fund	R3	August 2, 2006
The Hartford Capital Appreciation II Fund	R4	August 2, 2006
The Hartford Capital Appreciation II Fund	R5	August 2, 2006
The Hartford Checks and Balances Fund	A	May 31, 2007

The Hartford Checks and Balances Fund	B	May 31, 2007
The Hartford Checks and Balances Fund	C	May 31, 2007
The Hartford Conservative Allocation Fund	A	May 19, 2004
The Hartford Conservative Allocation Fund	B	May 19, 2004
The Hartford Conservative Allocation Fund	C	May 19, 2004

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Disciplined Equity Fund	A	April 30, 1998
The Hartford Disciplined Equity Fund	B	April 30, 1998
The Hartford Disciplined Equity Fund	C	July 31, 1998
The Hartford Disciplined Equity Fund	R3	August 2, 2006
The Hartford Disciplined Equity Fund	R4	August 2, 2006
The Hartford Disciplined Equity Fund	R5	August 2, 2006
The Hartford Dividend and Growth Fund	A	July 22, 1996
The Hartford Dividend and Growth Fund	B	July 22, 1996
The Hartford Dividend and Growth Fund	C	July 31, 1998
The Hartford Dividend and Growth Fund	R3	August 2, 2006
The Hartford Dividend and Growth Fund	R4	August 2, 2006
The Hartford Dividend and Growth Fund	R5	August 2, 2006
The Hartford Equity Growth Allocation Fund, (formerly The Hartford Aggressive Growth Allocation Fund)	A	May 19, 2004
The Hartford Equity Growth Allocation Fund, (formerly The Hartford Aggressive Growth Allocation Fund)	B	May 19, 2004
The Hartford Equity Growth Allocation Fund, (formerly The Hartford Aggressive Growth Allocation Fund)	C	May 19, 2004
The Hartford Equity Income Fund	A	August 28, 2003
The Hartford Equity Income Fund	B	August 28, 2003
The Hartford Equity Income Fund	C	August 28, 2003
The Hartford Equity Income Fund	R3	August 2, 2006
The Hartford Equity Income Fund	R4	August 2, 2006
The Hartford Equity Income Fund	R5	August 2, 2006
The Hartford Floating Rate Fund	A	April 29, 2005
The Hartford Floating Rate Fund	B	April 29, 2005
The Hartford Floating Rate Fund	C	April 29, 2005
The Hartford Fundamental Growth Fund, (formerly The Hartford Focus Fund)	A	April 30, 2001
The Hartford Fundamental Growth Fund, formerly The Hartford Focus Fund)	B	April 30, 2001
The Hartford Fundamental Growth Fund, (formerly The Hartford Focus Fund)	C	April 30, 2001
The Hartford Global Communications Fund	A	October 30, 2000
The Hartford Global Communications Fund	B	October 30, 2000
The Hartford Global Communications Fund	C	October 30, 2000
The Hartford Global Enhanced Dividend Fund	A	November 30, 2007
The Hartford Global Enhanced Dividend Fund	B	November 30, 2007
The Hartford Global Enhanced Dividend Fund	C	November 30, 2007
The Hartford Global Enhanced Dividend Fund	R3	November 30, 2007
The Hartford Global Enhanced Dividend Fund	R4	November 30, 2007
The Hartford Global Enhanced Dividend Fund	R5	November 30, 2007

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Global Equity Fund	A	March 1, 2008
The Hartford Global Equity Fund	B	March 1, 2008
The Hartford Global Equity Fund	C	March 1, 2008
The Hartford Global Equity Fund	R3	March 1, 2008
The Hartford Global Equity Fund	R4	March 1, 2008
The Hartford Global Equity Fund	R5	March 1, 2008
The Hartford Global Financial Services Fund	A	October 30, 2000
The Hartford Global Financial Services Fund	B	October 30, 2000
The Hartford Global Financial Services Fund	C	October 30, 2000
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	A	September 30, 1998
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	B	September 30, 1998
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	C	September 30, 1998
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	R3	August 2, 2006
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	R4	August 2, 2006
The Hartford Global Growth Fund, (formerly The Hartford Global Leaders Fund)	R5	August 2, 2006
The Hartford Global Health Fund	A	April 27, 2000
The Hartford Global Health Fund	B	April 27, 2000
The Hartford Global Health Fund	C	April 27, 2000
The Hartford Global Health Fund	R3	August 2, 2006
The Hartford Global Health Fund	R4	August 2, 2006
The Hartford Global Health Fund	R5	August 2, 2006
The Hartford Global Technology Fund	A	April 27, 2000
The Hartford Global Technology Fund	B	April 27, 2000
The Hartford Global Technology Fund	C	April 27, 2000
The Hartford Growth Allocation Fund	A	May 19, 2004
The Hartford Growth Allocation Fund	B	May 19, 2004
The Hartford Growth Allocation Fund	C	May 19, 2004
The Hartford High Yield Fund	A	September 30, 1998
The Hartford High Yield Fund	B	September 30, 1998
The Hartford High Yield Fund	C	September 30, 1998
The Hartford High Yield Municipal Bond Fund	A	May 31, 2007
The Hartford High Yield Municipal Bond Fund	B	May 31, 2007
The Hartford High Yield Municipal Bond Fund	C	May 31, 2007
The Hartford Income Fund	A	October 31, 2002
The Hartford Income Fund	B	October 31, 2002
The Hartford Income Fund	C	October 31, 2002

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>

The Hartford Income Allocation Fund	A	May 19, 2004
The Hartford Income Allocation Fund	B	May 19, 2004
The Hartford Income Allocation Fund	C	May 19, 2004
The Hartford Inflation Plus Fund	A	October 31, 2002
The Hartford Inflation Plus Fund	B	October 31, 2002
The Hartford Inflation Plus Fund	C	October 31, 2002
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	A	April 30, 2001
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	B	April 30, 2001
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	C	April 30, 2001
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	R3	August 2, 2006
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	R4	August 2, 2006
The Hartford International Growth Fund, (formerly The Hartford International Capital Appreciation Fund)	R5	August 2, 2006
The Hartford International Opportunities Fund	A	July 22, 1996
The Hartford International Opportunities Fund	B	July 22, 1996
The Hartford International Opportunities Fund	C	July 31, 1998
The Hartford International Opportunities Fund	R3	August 2, 2006
The Hartford International Opportunities Fund	R4	August 2, 2006
The Hartford International Opportunities Fund	R5	August 2, 2006
The Hartford International Small Company Fund	A	April 30, 2001
The Hartford International Small Company Fund	B	April 30, 2001
The Hartford International Small Company Fund	C	April 30, 2001
The Hartford LargeCap Growth Fund	A	November 30, 2006
The Hartford LargeCap Growth Fund	B	November 30, 2006
The Hartford LargeCap Growth Fund	C	November 30, 2006
The Hartford MidCap Fund	A	July 22, 1996
The Hartford MidCap Fund	B	July 22, 1996
The Hartford MidCap Fund	C	July 31, 1998
The Hartford MidCap Growth Fund, (formerly The Hartford Select MidCap Growth Fund)	A	February 8, 2006
The Hartford MidCap Growth Fund, (formerly The Hartford Select MidCap Growth Fund)	B	February 8, 2006
The Hartford MidCap Growth Fund, (formerly The Hartford Select MidCap Growth Fund)	C	February 8, 2006
The Hartford MidCap Value Fund	A	April 30, 2001
The Hartford MidCap Value Fund	B	April 30, 2001
The Hartford MidCap Value Fund	C	April 30, 2001

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Money Market Fund	A	July 22, 1996
The Hartford Money Market Fund	B	July 22, 1996
The Hartford Money Market Fund	C	July 31, 1998
The Hartford Retirement Income Fund	A	September 30, 2005
The Hartford Retirement Income Fund	B	September 30, 2005
The Hartford Retirement Income Fund	C	September 30, 2005

The Hartford Retirement Income Fund	R3	August 2, 2006
The Hartford Retirement Income Fund	R4	August 2, 2006
The Hartford Retirement Income Fund	R5	August 2, 2006
The Hartford Select MidCap Value Fund	A	April 29, 2005
The Hartford Select MidCap Value Fund	B	April 29, 2005
The Hartford Select MidCap Value Fund	C	April 29, 2005
The Hartford Select SmallCap Value Fund	A	February 8, 2006
The Hartford Select SmallCap Value Fund	B	February 8, 2006
The Hartford Select SmallCap Value Fund	C	February 8, 2006
The Hartford Short Duration Fund	A	October 31, 2002
The Hartford Short Duration Fund	B	October 31, 2002
The Hartford Short Duration Fund	C	October 31, 2002
The Hartford Small Company Fund	A	July 22, 1996
The Hartford Small Company Fund	B	July 22, 1996
The Hartford Small Company Fund	C	July 31, 1998
The Hartford Small Company Fund	R3	August 2, 2006
The Hartford Small Company Fund	R4	August 2, 2006
The Hartford Small Company Fund	R5	August 2, 2006
The Hartford Stock Fund	A	July 22, 1996
The Hartford Stock Fund	B	July 22, 1996
The Hartford Stock Fund	C	July 31, 1998
The Hartford Strategic Income Fund	A	May 31, 2007
The Hartford Strategic Income Fund	B	May 31, 2007
The Hartford Strategic Income Fund	C	May 31, 2007
The Hartford Target Retirement 2010 Fund	A	September 30, 2005
The Hartford Target Retirement 2010 Fund	B	September 30, 2005
The Hartford Target Retirement 2010 Fund	C	September 30, 2005
The Hartford Target Retirement 2010 Fund	R3	August 2, 2006
The Hartford Target Retirement 2010 Fund	R4	August 2, 2006
The Hartford Target Retirement 2010 Fund	R5	August 2, 2006
The Hartford Target Retirement 2020 Fund	A	September 30, 2005
The Hartford Target Retirement 2020 Fund	B	September 30, 2005
The Hartford Target Retirement 2020 Fund	C	September 30, 2005
The Hartford Target Retirement 2020 Fund	R3	May 10, 2006
The Hartford Target Retirement 2020 Fund	R4	May 10, 2006
The Hartford Target Retirement 2020 Fund	R5	May 10, 2006

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

SERIES	CLASS	EFFECTIVE DATE
<S>	<C>	<C>
The Hartford Target Retirement 2030 Fund	A	September 30, 2005
The Hartford Target Retirement 2030 Fund	B	September 30, 2005
The Hartford Target Retirement 2030 Fund	C	September 30, 2005
The Hartford Target Retirement 2030 Fund	R3	August 2, 2006
The Hartford Target Retirement 2030 Fund	R4	August 2, 2006
The Hartford Target Retirement 2030 Fund	R5	August 2, 2006
The Hartford Tax-Free California Fund	A	October 31, 2002
The Hartford Tax-Free California Fund	B	October 31, 2002
The Hartford Tax-Free California Fund	C	October 31, 2002
The Hartford Tax-Free New York Fund	A	October 31, 2002
The Hartford Tax-Free New York Fund	B	October 31, 2002

The Hartford Tax-Free New York Fund	C	October 31, 2002
The Hartford Total Return Bond Fund	A	July 22, 1996
The Hartford Total Return Bond Fund	B	July 22, 1996
The Hartford Total Return Bond Fund	C	July 31, 1999
The Hartford Total Return Bond Fund	R3	August 2, 2006
The Hartford Total Return Bond Fund	R4	August 2, 2006
The Hartford Total Return Bond Fund	R5	August 2, 2006
The Hartford Value Fund	A	April 30, 2001
The Hartford Value Fund	B	April 30, 2001
The Hartford Value Fund	C	April 30, 2001
The Hartford Value Fund	R3	August 2, 2006
The Hartford Value Fund	R4	August 2, 2006
The Hartford Value Fund	R5	August 2, 2006

</TABLE>

ARTICLE II. DISTRIBUTION AND SERVICE EXPENSES

Each Fund shall pay to the Distributor a fee in the amount specified in Article III hereof. Such fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of the applicable Class of shares of the Funds, including, but not limited to the payment of Distribution Expenses (as defined below) and Service Expenses (as defined below). Distribution Expenses include, but are not limited to, (a) payment of initial and ongoing commissions and other payments to brokers, dealers, financial institutions or others who sell each Fund's shares; (b) compensation to employees of the Distributor; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of the Distributor incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, advertisements and other distribution-related expenses (including personnel of the Distributor).

"Service Expenses" shall mean fees for activities covered by the definition of "service fee" contained in Article III, Section 26(b) of the Rules of Fair Practice of the National Association of Securities Dealers, Inc., which provides that service fees shall mean payments by an investment company for personal service and/or the maintenance of shareholder accounts.

ARTICLE III. MAXIMUM EXPENDITURES

CLASS A SHARES

<PAGE>

The expenditures to be made by each Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by each Fund, and in no event shall such expenditures exceed 0.35% of the average daily net asset value of the Class A shares of any Fund (determined in accordance with each Fund's prospectus as from time to time in effect) on an annual basis to cover Distribution Expenses and Service Expenses. Up to 0.25% may be used to cover Service Expenses. All such expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine.

CLASS B AND C SHARES

The expenditures to be made by each Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by each Fund, and in no event shall such expenditures exceed 1.00% of the average daily net asset value of the Class B shares or Class C shares, as applicable, of any Fund (determined in accordance with each Fund's prospectus as from time to time in effect) on an annual basis to cover Distribution Expenses and Service Expenses. Up to 0.25% may be used to cover Service Expenses. All such expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine.

CLASS R3, R4 and R5 SHARES

The expenditures to be made by each Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by each Fund, and in no event shall such expenditures exceed 1.00% of the average daily net asset value of the Class R3 shares or Class R4 shares or Class R5 shares, as applicable, of any Fund (determined in accordance with each Fund's prospectus as from time to time in effect) on an annual basis to cover Distribution Expenses and Service Expenses. Up to 0.25% may be used to cover Service Expenses. All such expenditures shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine.

ARTICLE IV. EXPENSES BORNE BY THE FUNDS

Notwithstanding any other provision of this Plan, the Company, each Fund and its administrator, may bear the respective expenses to be borne by them under any administrative services agreement, as from time to time in effect under the Company's current prospectus. Except as otherwise contemplated by this Plan, the Company, and each Fund shall not, directly or indirectly, engage in financing any activity which is primarily intended to or should reasonably result in the sale of shares of any Fund.

It is recognized that the costs of distributing Fund's shares may exceed the sum of all sales charges collected on sales of Fund shares. In view of this, if and to the extent that any investment management and administration fees paid by a fund might be considered as indirectly financing any activity which is primarily intended to result in the sale of the Fund's shares, the payment by that Fund of such fees hereby is authorized under this Plan.

ARTICLE V. APPROVAL BY BOARD OF DIRECTORS, SHAREHOLDERS

This Plan shall not be effective with respect to any class of shares of a Fund unless: (a) this Plan has been approved by the vote of the majority of the outstanding voting shares of such class, if this Plan is adopted for such class after any public offering of the shares of such class or the sale of shares of such class to persons who are not affiliated persons of the Company, affiliated persons of such person, a promoter of the Company, or affiliated persons of such promoters; and (b) this Plan, together with any related agreements, has been approved for such class, by votes cast in person at a meeting called for the purpose of voting on this Plan and any such related agreements, of a majority of both (i) the Directors of the Company and (ii) those directors who are not "interested persons" of the Company and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Independent Directors").

ARTICLE VI. CONTINUANCE

This Plan and any related agreement shall continue in effect with respect to each Fund from year to year provided such continuance is specifically approved at least annually in the manner provided for in Article

<PAGE>

V, clause (b).

ARTICLE VII. INFORMATION

The Distributor shall provide the Board of Directors and the Board of Directors, and, in particular, the Independent Directors, shall review, in the exercise of their fiduciary duties, at least quarterly, a written report of the amounts expended with respect to the Class A, B, C, R3, R4 and R5 shares of each Fund by the Distributor under this Plan and the Principal Underwriting Agreement and the purposes for which such expenditures were made.

ARTICLE VIII. TERMINATION

This Plan may be terminated with respect to any class of shares of a Fund (a) at any time by vote of a majority of the Independent Directors, or a majority of the applicable Fund's outstanding voting Class A, B, C, R3, R4 or R5 shares, as applicable, or (b) by the Distributor on 60 days' notice in writing to the applicable Fund(s).

Termination or discontinuance of the Plan with respect to one Fund shall not affect the continued effectiveness of this Plan with respect to the shares or classes of any other Fund.

ARTICLE IX. AGREEMENTS

Each agreement with any person relating to implementation of this Plan shall be in writing, and each agreement related to this Plan shall provide:

(a) That, with respect to each Fund, such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Directors or by vote of a majority of the Fund's then outstanding voting Class A, B, C, R3, R4 or R5 shares, as applicable.

(b) That such agreement shall terminate automatically in the event of its assignment.

ARTICLE X. AMENDMENTS

This Plan may not be amended to increase materially the maximum amount of the fees payable by any Fund hereunder without the approval of a majority of the outstanding voting Class A, B, C, R3, R4 or R5 shares, as applicable, of the applicable Fund. No material amendment to the Plan shall, in any event, be effective unless it is approved by the Board of Directors in the same manner as is provided for in Article V.

ARTICLE XI. PRESERVATION OF DOCUMENTS

The Company shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made to the Board for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

ARTICLE XII. LIMITATION OF LIABILITY

No Fund of the Company shall be responsible for the obligations of any other Fund of the Company.

ARTICLE XIII. SELECTION OF DIRECTORS

While this Plan is in effect, the selection and nomination of Directors who are not interested persons of the Company shall be committed to the discretion of the Board of Directors who are not interested persons of the Company.

ARTICLE XIV. DEFINED TERMS

<PAGE>

As used in this Plan, the terms "majority of the outstanding voting shares" shall have the same meaning as the phrase "majority of the outstanding voting securities" has in the Act, and the phrases "interested person" and "assignment" shall have the same meaning as those phrases have in the Act.

Adoption Date: 08.02.06

</TEXT>
</DOCUMENT>

EXHIBIT 5

<DOCUMENT>
<TYPE>EX-99.M
<SEQUENCE>7
<FILENAME>b64254a1exv99wm.txt
<DESCRIPTION>AMENDED AND RESTATED RULE 12B-1 DISTRIBUTION PLAN FOR CLASS A, CLASS B AND CLASS C SHARES
<TEXT>
<PAGE>

Exhibit M

THE HARTFORD MUTUAL FUNDS II, INC.

PLAN OF DISTRIBUTION

This Plan of Distribution (the "Plan") is adopted pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (as amended, the "1940 Act") by The Hartford Mutual Funds II, Inc. for and on behalf of each class (each class is referred to hereinafter as a "Class") of each series (each series is referred to hereinafter as a "Series") of the Fund. The Series of the Fund and each Class of those Series that currently have adopted this Plan, and the effective dates of such adoption, are as follows:

The Hartford Mutual Funds II, Inc.

Series / Class	Effective Date
The Hartford Small-Cap Growth Fund(1), Class A	March 1, 2002
The Hartford Small-Cap Growth Fund, Class B	March 1, 2002
The Hartford Small-Cap Growth Fund, Class C	March 1, 2002
The Hartford Small-Cap Growth Fund, Class H (reclassified as Class L effective February 12, 2007)	November 14, 1994
The Hartford Small-Cap Growth Fund, Class L	January 31, 1992
The Hartford Small-Cap Growth Fund, Class M (reclassified as Class L effective February 12, 2007)	November 14, 1994
The Hartford Small-Cap Growth Fund, Class N (reclassified a Class L effective February 12, 2007)	November 14, 1994
The Hartford Small-Cap Growth Fund, Class R3	August 2, 2006
The Hartford Small-Cap Growth Fund, Class R4	August 2, 2006
The Hartford Small-Cap Growth Fund, Class R5	August 2, 2006
The Hartford Growth Fund(2), Class A	March 1, 2002
The Hartford Growth Fund, Class B	March 1, 2002
The Hartford Growth Fund, Class C	March 1, 2002
The Hartford Growth Fund, Class H (reclassified as Class L effective February 12, 2007)	November 14, 1994
The Hartford Growth Fund, Class L	January 31, 1992
The Hartford Growth Fund, Class M (reclassified as Class L effective February 12, 2007)	November 14, 1994
The Hartford Growth Fund, Class N (reclassified as Class L effective February 12, 2007)	November 14, 1994
The Hartford Growth Fund, Class R3	August 2, 2006
The Hartford Growth Fund, Class R4	August 2, 2006
The Hartford Growth Fund, Class R5	August 2, 2006
The Hartford Value Opportunities Fund(3), Class A	March 1, 2002
The Hartford Value Opportunities Fund, Class B	March 1, 2002
The Hartford Value Opportunities Fund, Class C	March 1, 2002

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(1) Formerly Fortis Capital Appreciation Portfolio, a series of Fortis Advantage Portfolios, Inc.

(2) Formerly Fortis Capital Fund, a series of Fortis Equity Portfolios, Inc.

(3) Formerly Fortis Value Fund, a series of Fortis Equity Portfolios, Inc.

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Series / Class	Effective Date
The Hartford Value Opportunities Fund, Class H (reclassified as Class L effective February 12, 2007)	January 1, 1996
The Hartford Value Opportunities Fund, Class L	January 1, 1996
The Hartford Value Opportunities Fund, Class M	January 1, 1996

(reclassified as Class L effective February 12, 2007)	
The Hartford Value Opportunities Fund, Class N	January 1, 1996
(reclassified as Class L effective February 12, 2007)	
The Hartford Value Opportunities Fund, Class R3	August 2, 2006
The Hartford Value Opportunities Fund, Class R4	August 2, 2006
The Hartford Value Opportunities Fund, Class R5	August 2, 2006
The Hartford Growth Opportunities Fund,(4) Class A	March 1, 2002
The Hartford Growth Opportunities Fund, Class B	March 1, 2002
The Hartford Growth Opportunities Fund, Class C	March 1, 2002
The Hartford Growth Opportunities Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Opportunities Fund, Class L	January 31, 1992
The Hartford Growth Opportunities Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Opportunities Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Growth Opportunities Fund, Class R3	August 2, 2006
The Hartford Growth Opportunities Fund, Class R4	August 2, 2006
The Hartford Growth Opportunities Fund, Class R5	August 2, 2006
The Hartford U.S. Government Fund,(5) Class A	March 1, 2002
The Hartford U.S. Government Fund, Class B	March 1, 2002
The Hartford U.S. Government Fund, Class C	March 1, 2002
The Hartford U.S. Government Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford U.S. Government Fund, Class L	November 14, 1994
The Hartford U.S. Government Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford U.S. Government Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free National Fund,(6) Class A	March 1, 2002
The Hartford Tax-Free National Fund, Class B	March 1, 2002
The Hartford Tax-Free National Fund, Class C	March 1, 2002
The Hartford Tax-Free National Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free National Fund, Class L	November 14, 1994
The Hartford Tax-Free National Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	

</TABLE>

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(4) Formerly Fortis Growth Fund, Inc.

(5) Formerly Fortis U.S. Securities Fund, a series of Fortis Income Portfolios, Inc.

(6) Formerly National Portfolio, a series of Fortis Tax-Free Portfolios, Inc.

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<TABLE>

<S>	<C>
The Hartford Tax-Free National Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free Minnesota Fund,(7) Class A	March 1, 2002
The Hartford Tax-Free Minnesota Fund, Class B	March 1, 2002
The Hartford Tax-Free Minnesota Fund, Class C	March 1, 2002
The Hartford Tax-Free Minnesota Fund, Class H	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free Minnesota Fund, Class L	November 14, 1994
The Hartford Tax-Free Minnesota Fund, Class M	November 14, 1994
(reclassified as Class L effective February 12, 2007)	
The Hartford Tax-Free Minnesota Fund, Class N	November 14, 1994
(reclassified as Class L effective February 12, 2007)	

</TABLE>

Classes H, M and N were reclassified as Class L shares on February 12, 2007. For former Classes H, M and N, this Plan constitutes an amended and restated plan of distribution due to their reclassification to Class L. Former Classes H, M and N are now subject to the Class L plan of distribution.

Classes L, M and N were Classes A, B and C until March 1, 2002 when they were renamed to Classes L, M and N.

Each Series also issues Class Y shares. Prior to February 12, 2007, Fortis Growth Opportunities Fund also issued Class Z shares; and The Hartford Tax-Free National Fund and The Hartford Tax-Free Minnesota Fund also issued Class E shares. Classes E and Z were reclassified as Class Y shares on February 12, 2007. Class Y does not have 12b-1 fees.

1. Compensation

CLASS A

Class A of each Series is obligated to pay the principal underwriter of the Fund's shares, Hartford Investment Financial Services Company ("HIFSCO"), a total fee in connection with the distribution-related services provided in respect of said Class A and in connection with the servicing of shareholder accounts of said Class A. This fee shall be calculated and payable monthly at an annual rate of .35% of said Class A's average daily net assets. All or any portion of such total fee may be payable as a Distribution Fee, and all or any portion of such total fee may be payable as a Shareholder Servicing Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, all of such fee shall be designated and payable as a Distribution Fee.

CLASS L

Class L (which includes, effective February 12, 2007, former Classes H, M and N) of each Series is obligated to pay HIFSCO a total fee in connection with the distribution-related services

----

(7) Formerly Minnesota Portfolio, a series of Fortis Tax-Free Portfolios, Inc.

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provided in respect of said Class L and in connection with the servicing of shareholder accounts of said Class L. This fee shall be calculated and payable monthly and, with the exception of The Hartford Small-Cap Growth Fund, at an annual rate of .25% of said Class L's average daily net assets. With regard to The Hartford Small-Cap Growth Fund the annual rate shall be .45% of average daily net assets. All or any portion of such total fee may be payable as a Distribution Fee, and all or any portion of such total fee may be payable as a Shareholder Servicing Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, all of such fee shall be designated and payable as a Distribution Fee.

CLASS B AND CLASS C

Each of Class B and Class C of each Series is obligated to pay HIFSCO a total fee in connection with the servicing of shareholder accounts of said Class B and Class C (as applicable) and in connection with distribution-related services provided in respect of said Class B and Class C (as applicable), calculated and payable monthly, at the annual rate of 1.00% of the value of said Class B's and Class C's (as applicable) average daily net assets. All or any portion of such total fee may be payable as a Shareholder Servicing Fee, and all or any portion of such total fee may be payable as a Distribution Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, .25% per annum of each Class B's and Class C's average net assets shall be designated and payable as a Shareholder Servicing Fee and the remainder of such fee shall be designated as a Distribution Fee.

CLASS R3, R4 AND R5 SHARES

Each of Class R3, Class R4 and Class R5 of each Series is obligated to pay HIFSCO a total fee in connection with the distribution-related services provided in respect of said Class R3, Class R4 and Class R5 (as applicable) and in connection with the servicing of shareholder accounts of said Class R3, Class R4 and Class R5 (as applicable). This fee shall be calculated and payable monthly at the annual rate of up to 1.00% of the value of said Class R3's, Class R4's, and Class R5's (as applicable) average daily net assets. All or any portion of such total fee may be payable as a Shareholder Servicing Fee, and all or any portion of such total fee may be payable as a Distribution Fee, as determined from time to time by the Funds' Board of Directors. Until further action by the Board of Directors, 0.25% per annum of each Class R3's, Class R4's, and Class R5's, average net assets may be designated and payable as a Shareholder Servicing Fee and the remainder of any such fee may be designated as a Distribution Fee.

2. Expenses Covered by the Plan

(a) Except as qualified herein, the Distribution Fee may be used by HIFSCO for the purpose of financing any activity which is primarily intended to result in the sale of Class shares. For example, such Distribution Fee may be used by HIFSCO: (a) for payment of initial and ongoing commissions and other payments to brokers, dealers, financial institutions or others who sell each Fund's shares; (b) compensation to employees of the Distributor; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of the Distributor incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; (d) the costs of preparation, printing and mailing of reports used for sales literature and related

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expenses, advertisements and other distribution-related expenses (including personnel of the Distributor).

(b) The Shareholder Servicing Fee may be used by HIFSCO to provide compensation for ongoing servicing and/or maintenance of shareholder accounts with each applicable Class of the Series. Compensation may be paid by HIFSCO to persons, including employees of HIFSCO, and institutions who respond to inquiries of shareholders of each applicable Class regarding their ownership of shares of their accounts with the Series or who provide other administrative or accounting services not otherwise required to be provided by the Fund's investment adviser, transfer agent or other agent of the Fund.

(c) Payments under the Plan are not tied exclusively to the expenses for shareholder servicing and distribution related activities actually incurred by HIFSCO, so that such payments may exceed expenses actually incurred by HIFSCO. The Funds' Board of Directors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by HIFSCO and amounts it receives under the Plan.

3. Additional Payment by HIFSCO

The Fund's investment adviser, HIFSCO, in its roles as the Fund's investment adviser and/or the principal underwriter of the Fund may, at its option and in its sole discretion, make payments from its own resources to cover the costs of additional distribution and shareholder servicing activities.

4. Approval by Shareholders

If the Plan is adopted after the first public offering of the securities of a Class or the sale of such securities to persons who are not affiliated persons of the Fund or affiliates of such persons, promoters of the Fund or affiliated persons of such promoters, the Plan will not take effect with respect to that Class of a Series, and no fee will be payable in accordance with Section 1 of the Plan, until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of such Class.

5. Approval by Directors

Neither the Plan nor any related agreement will take effect until approved by a majority vote of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the "Independent Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

6. Continuance of the Plan

The Plan will continue in effect from year to year so long as its continuance is specifically approved annually by vote of the Fund's Board of Directors in the manner described in Section 5 above.

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7. Termination

The Plan may be terminated at any time with respect to any Class of a Series, without penalty, by vote of a majority of the Independent Directors or by vote of a majority of the outstanding voting securities of such Class.

8. Amendments

The Plan may not be amended with respect to any Class of a Series to increase materially the amount of fees payable pursuant to the Plan, as described in Section 1 above, unless the amendment is approved by a vote of at least a majority of the outstanding voting securities of that Class (and, if applicable, of any other affected Class or Classes), and all material amendments to the Plan must also be approved by the Fund's Board of Directors in the manner described in Section 5 above.

9. Selection of Certain Directors

While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

10. Independent Counsel to the Disinterested Directors

While the Plan is in effect, any person who acts as legal counsel for the disinterested Fund Directors will be an independent legal counsel.

11. Written Reports

In each year during which the Plan remains in effect, HIFSCO and any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Directors, and the Board will review at least quarterly, written reports, complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

12. Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 11 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

13. Meaning of Certain Terms

As used in the Plan, the terms "interested person," "affiliated person," "independent legal counsel" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Fund under the 1940 Act by the Securities and Exchange Commission.

<PAGE>

14. Maximum Aggregate Sales Charge Calculations

In calculating the "remaining amount" under National Association of Securities Dealers, Inc. ("NASD") Rule 2830(d) for purposes of determining the maximum aggregate sales charge for each Class of each Series, the Fund is authorized to transfer a portion of the "remaining amount" of a Class in the event of an exchange between that Class and another Class of the same Fund or the other Funds. However, such a transfer of the "remaining amount" must be conducted in accordance with Rule 2830(d), and any subsequent amendments to such Section, as well as any interpretations of such Rule by the NASD.

Adoption Date: 08.02.06
Effective Date: 02.12.07

EXHIBIT 6

<DOCUMENT>
<TYPE>EX-99.G
<SEQUENCE>3
<FILENAME>b64571evexv99wg.txt
<DESCRIPTION>MASTER CUSTODIAN AGREEMENT
<TEXT>
<PAGE>

EXHIBIT G

EXECUTION COPY

MASTER CUSTODIAN CONTRACT

This Master Custodian Contract (this "Contract") is made as of February 8, 2007 by and among each registered investment company identified on the signature page hereto (each such investment company and each investment company subsequently made subject to this Contract in accordance with Section 21.1 below, shall hereinafter be referred to as a "FUND" and references made herein to "the Fund" shall be deemed references to each Fund), and STATE STREET BANK and TRUST COMPANY, a Massachusetts trust company (the "CUSTODIAN").

WITNESSETH:

WHEREAS, each Fund is authorized to issue shares of common stock or shares of beneficial interest in separate series ("SHARES"), with each such series representing interests in a separate portfolio of securities and other assets; and

WHEREAS, each Fund intends that this Contract be applicable to each of its series set forth on Appendix A hereto (such series together with all other series subsequently established by the Fund and made subject to this Contract in accordance with Section 21.2 below, shall hereinafter be referred to as the "PORTFOLIOS");

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1. Employment of Custodian and Property to be Held by It

Each Fund hereby employs the Custodian as a custodian of assets of the Portfolios, including securities which the Fund, on behalf of the applicable Portfolios, desires to be held in places within the United States ("DOMESTIC SECURITIES") and securities it desires to be held outside the United States ("FOREIGN SECURITIES"). Each Fund on behalf of the Portfolios agrees to deliver to the Custodian all securities and cash of the Portfolios, and all payments of income, payments of principal or capital distributions received by it with respect to all securities owned by the Portfolios from time to time, and the cash consideration received by it for such new or treasury shares of capital stock of the Fund representing Shares as may be issued or sold from time to time. The Custodian shall not be responsible for any property of a Portfolio which is not received by it or which is delivered out in accordance with Proper Instructions (as such term is defined in Article 9 hereof) including, without limitation, Portfolio property (i) held by brokers, private bankers or other entities on behalf of the Portfolio (each a "LOCAL AGENT"), (ii) held by Special Sub-Custodians (as such term is defined in Article 6 hereof), or (iii) held by entities which have advanced monies to or on behalf of the Portfolio and which have received Portfolio property as security for such advances (each a "PLEDGEE"). With respect to uncertificated shares (the "UNDERLYING SHARES") of registered "investment companies" (as defined in Section 3(a)(1) of the Investment Company Act of 1940, as amended from time to time (the "1940 ACT")), whether in the same "group of investment companies" (as defined in Section 12(d)(1)(G)(ii) of

<PAGE>

the 1940 Act) or otherwise, including pursuant to Section 12(d)(1)(F) of the 1940 Act (hereinafter sometimes referred to as the "UNDERLYING PORTFOLIOS") the holding of confirmation statements that identify the shares as being recorded in the Custodian's name on behalf of the Portfolios will be deemed custody for purposes hereof.

Upon receipt of Proper Instructions, the Custodian shall on behalf of the applicable Portfolios from time to time employ one or more sub-custodians, located in the United States as approved by the Board; provided, however, that the Custodian shall have no more or less responsibility or liability to the Funds on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Custodian. The Custodian may place and maintain each Portfolio's foreign securities with foreign banking institution sub-custodians employed by the Custodian and/or foreign securities depositories, all as designated in Schedules A and B hereto, but only in accordance with the applicable provisions of Articles 3 and 4 hereof.

2. Duties of the Custodian with Respect to Property of the Fund Held By the Custodian in the United States

2.1 Holding Securities. The Custodian shall hold and physically segregate for the account of each Portfolio all non-cash property to be held by it in the United States including all domestic securities owned by such Portfolio, other than (a) securities which are maintained pursuant to Section 2.9 in a clearing agency which acts as a securities depository or in a book-entry system authorized by the U.S. Department of the Treasury and certain federal agencies (each, a "U.S. SECURITIES SYSTEM") and (b) Underlying Shares owned by each Fund which are maintained pursuant to Section 2.11 hereof in an account with State Street Bank and Trust Company or such other entity which may from time to time act as a transfer agent for the Underlying Portfolios (the "UNDERLYING TRANSFER AGENT").

2.2 Delivery of Securities. The Custodian shall release and deliver domestic securities owned by a Portfolio held by the Custodian in a U.S. Securities System account of the Custodian only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

1) Upon sale of such securities for the account of the Portfolio and receipt of payment therefor;

2) Upon the receipt of payment in connection with any repurchase agreement related to such securities entered into by the Portfolio;

3) In the case of a sale effected through a U.S. Securities System, in accordance with the provisions of Section 2.9 hereof;

4) To the depository agent in connection with tender or other similar offers for securities of the Portfolio;

<PAGE>

5) To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

6) To the issuer thereof, or its agent, for transfer into the name of the Portfolio or into the name of any nominee or nominees of the Custodian or into the name or nominee name of any agent appointed pursuant to Section 2.8 or into the name or nominee name of any sub-custodian appointed pursuant to Article 1; or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to the Custodian;

7) Upon the sale of such securities for the account of the Portfolio, to the broker or its clearing agent, against a receipt, for examination in accordance with "street delivery" custom; provided that in any such case, the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian's

own negligence or willful misconduct;

8) For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

9) In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian; .

10) For delivery in connection with any loans of securities made by the Portfolio;

11) For delivery as security in connection with any borrowings by the Fund on behalf of the Portfolio requiring a pledge of assets by the Fund on behalf of the Portfolio, but only against receipt of amounts borrowed;

12) For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and a member of The National Association of Securities Dealers, Inc. ("NASD"), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund on behalf of a Portfolio;

3

<PAGE>

13) For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian, and a Futures Commission Merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission (the "CFTC") and/or any contract market, or any similar organization or organizations, regarding account deposits in connection with transactions by the Portfolio of the Fund;

14) Upon receipt of instructions from the transfer agent ("TRANSFER AGENT") for the Fund, for delivery to such Transfer Agent or to the holders of shares in connection with distributions in kind, as may be described from time to time in the currently effective prospectus and statement of additional information of the Fund, related to the Portfolio ("PROSPECTUS"), in satisfaction of requests by holders of Shares for repurchase or redemption; and

15) Upon the sale or other delivery of such securities (including, without limitation, to one or more (a) Special Sub-Custodians or (b) additional custodians appointed by the Fund, and communicated to the Custodian from time to time via a writing duly executed by an authorized officer of the Fund, for the purpose of engaging in repurchase agreement or securities lending transactions, each a "REPO CUSTODIAN"), and prior to receipt of payment therefor, as set forth in written Proper Instructions (such delivery in advance of payment, along with payment in advance of delivery made in accordance with Section 2.6(7), as applicable, shall each be referred to herein as a "FREE TRADE"), provided that such Proper Instructions shall set forth (a) the securities of the Portfolio to be delivered and (b) the person(s) to whom delivery of such securities shall be made;

16) For delivery as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund on behalf of the Portfolio; and

17) In the case of a sale processed through the Underlying Transfer Agent of Underlying Shares, in accordance with Section 2.11 hereof; and

18) For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio specifying (a) the securities of the Portfolio to be delivered and (b) the person or persons to whom delivery of such securities shall be made.

2.3 Registration of Securities. Domestic securities held by the Custodian (other than bearer securities) shall be registered in the name of the Portfolio or in the name of any nominee of a Fund on behalf of the Portfolio or of any nominee of the Custodian which nominee shall be assigned exclusively to the Portfolio, unless the Fund has authorized in writing the appointment of a nominee to be used in common with other registered investment companies having the same investment adviser as the Portfolio, or in the name or nominee name of any agent appointed pursuant to Section 2.8 or in the name or nominee name of any sub-custodian appointed pursuant to Article 1. All securities accepted by the Custodian on behalf of the Portfolio under the terms of this Contract shall be in "street name" or other

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good delivery form. If, however, a Fund directs the Custodian to maintain securities in "street name", the Custodian shall utilize its best efforts only to timely collect income due the Fund on such securities and to notify the Fund on a best efforts basis only of relevant corporate actions including, without limitation, pendency of calls, maturities, tender or exchange offers.

2.4 Bank Accounts. The Custodian shall open and maintain a separate bank account or accounts in the United States in the name of each Portfolio of each Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Contract, and shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Portfolio, other than cash maintained by the Portfolio in a bank account established and used in accordance with Rule 17f-3 under the 1940 Act. Funds held by the Custodian for a Portfolio may be deposited by it to its credit as Custodian in the banking department of the Custodian or in such other banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under the 1940 Act and that each such bank or trust company and the funds to be deposited with each such bank or trust company shall on behalf of each applicable Portfolio be approved by vote of a majority of the Board of Directors of the applicable Fund (in each case, the "BOARD"). Such funds shall be deposited by the Custodian in its capacity as Custodian and shall be withdrawable by the Custodian only in that capacity.

2.5 Collection of Income. Except with respect to Portfolio property released and delivered pursuant to Section 2.2(10) or 2.2(15) or purchased pursuant to Section 2.6(7), and subject to the provisions of Section 2.3, the Custodian shall collect on a timely basis all income and other payments with respect to registered domestic securities held hereunder to which each Portfolio shall be entitled either by law or pursuant to contract or custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer domestic securities if, on the date of payment by the issuer, such securities are held by the Custodian or its agent thereof. Without limiting the generality of the foregoing, the Custodian shall detach and present for payment all coupons and other income items requiring presentation as and when they become due and shall collect interest when due on securities held hereunder. The Custodian shall credit income to the Portfolio as such income is received or in accordance with Custodian's then current payable date income schedule. Any credit to the Portfolio in advance of receipt may be reversed when the Custodian determines that payment will not occur in due course and the Portfolio may be charged at the Custodian's applicable rate for time credited. Income on securities loaned other than from the Custodian's securities lending program shall be credited as received. Income due each Portfolio on securities loaned pursuant to the provisions of Section 2.2(10) shall be the responsibility of the applicable Fund. The Custodian will have no duty or responsibility in connection therewith, other than to provide the Fund with such information or data as may be necessary to assist the Fund in arranging for the timely delivery to the Custodian of the income to which the Portfolio is properly entitled.

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2.6 Payment of Fund Monies. Upon receipt of Proper Instructions on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out monies of a Portfolio in the following cases only:

1) Upon the purchase of domestic securities, options, futures contracts or options on futures contracts for the account of the Portfolio but only (a) against the delivery of such securities or evidence of title to such options, futures contracts or options on futures contracts to the Custodian (or any bank, banking firm or trust company doing business in the United States or abroad which is qualified under the 1940 Act to act as a custodian and has been designated by the Custodian as its agent for this purpose) registered in the name of the Portfolio or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer; (b) in the case of a purchase effected through a U.S. Securities System, in accordance with the conditions set forth in Section 2.9 hereof; (c) in the case of a purchase of Underlying Shares, in accordance with the conditions set forth in Section 2.11 hereof; (d) in the case of repurchase agreements entered into between the applicable Fund on behalf of the Portfolio and the Custodian, or another bank, or a broker-dealer which is a member of NASD, (i) against delivery of the securities either in certificate form or through an entry crediting the Custodian's account at the Federal Reserve Bank with such securities or (ii) against delivery of the receipt evidencing purchase by the Portfolio of securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such securities from the Portfolio or (e) for transfer to a time deposit account of the Fund in any bank, whether domestic or foreign; such transfer may be effected prior to receipt of a confirmation from a broker and/or the applicable bank pursuant to Proper Instructions from the Fund as defined in Article 9;

2) In connection with conversion, exchange or surrender of securities owned by the Portfolio as set forth in Section 2.2 hereof;

3) For the redemption or repurchase of Shares issued by the Portfolio as set forth in Article 7 hereof;

4) For the payment of any expense or liability incurred by the Portfolio, including but not limited to the following payments for the account of the Portfolio: interest, taxes, management, accounting, transfer agent and legal fees, and operating expenses of the Fund whether or not such expenses are to be in whole or part capitalized or treated as deferred expenses;

5) For the payment of any dividends on Shares of the Portfolio declared pursuant to the Fund's articles of incorporation or organization and by-laws or agreement or declaration of trust, as applicable, and Prospectus (collectively, "GOVERNING DOCUMENTS");

6) For payment of the amount of dividends received in respect of securities sold short;

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7) Upon the purchase of domestic securities including, without limitation, repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), and prior to receipt of such investments, as set forth in written Proper Instructions (such payment in advance of delivery, along with delivery in advance of payment made in accordance with Section 2.2(15), as applicable, shall each be referred to herein as a "FREE TRADE"), provided that such Proper Instructions shall also set forth (a) the amount of such payment and (b) the person(s) to whom such payment is made; and

8) For delivery as initial or variation margin in connection with futures or options on futures contracts entered into by a Fund on behalf of a Portfolio; and

9) For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio specifying (a) the amount of such payment and (b) the person or persons to whom such payment is to be made.

2.7 Liability for Payment in Advance of Receipt of Securities Purchased. Except as specifically stated otherwise in this Contract, in any and every case where payment for purchase of domestic securities for the account of a Portfolio is made by the Custodian in advance of receipt of the securities purchased in the absence of specific written instructions from the Fund on behalf of such Portfolio to so pay in advance, the Custodian shall be absolutely liable to the Fund for such securities to the same extent as if the securities had been received by the Custodian.

2.8 Appointment of Domestic Sub-Custodians. The Custodian may at any time or times in its discretion appoint (and may at any time remove) any other bank or trust company which is itself qualified under the 1940 Act, to act as a custodian, as its sub-custodian to carry out such custodial functions under this Article 2 as the Custodian may from time to time direct; provided, however, that the appointment of any domestic sub-custodian shall not relieve the Custodian of or in any way abrogate its responsibilities or liabilities hereunder. An Underlying Transfer Agent shall not be deemed an agent or sub-custodian of the Custodian for purposes of this Section 2.8 or any other provision of this Contract.

2.9 Deposit of Fund Assets in U.S. Securities Systems. The Custodian may deposit and/or maintain securities owned by a Portfolio in a U.S. Securities System in compliance with the conditions of Rule 17f-4 under the 1940 Act, as amended from time to time.

2.10 Segregated Account. The Custodian shall upon receipt of Proper Instructions on behalf of each applicable Portfolio establish and maintain a segregated account or accounts for and on behalf of each such Portfolio, into which account or accounts may be transferred cash and/or securities, including securities maintained in an account by the Custodian pursuant to Section 2.9 hereof, (i) in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Exchange Act and a member of the NASD (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the Commodity Futures

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Trading Commission or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Portfolio, (ii) for purposes of segregating cash or government securities in connection with options purchased, sold or written by the Portfolio or commodity futures contracts or options thereon purchased or sold by the Portfolio, (iii) for the purposes of compliance by the Portfolio with the procedures required by Investment Company Act Release No. 10666, or any subsequent release or releases of the Securities and Exchange Commission relating to the maintenance of segregated accounts by registered investment companies and (iv) for any other purpose but only upon receipt of and in accordance with Proper Instructions from the Fund on behalf of the applicable Portfolio.

2.11 Deposit of Fund Assets with an Underlying Transfer Agent. Underlying Shares beneficially owned by a Fund, on behalf of a Portfolio, shall be deposited and/or maintained in an account or accounts maintained with an Underlying Transfer Agent. The Custodian's responsibilities with respect thereto shall be limited to the following:

1) Upon receipt of a confirmation or statement from an Underlying Transfer Agent that such Underlying Transfer Agent is holding or maintaining Underlying Shares in the name of the Custodian (or a nominee of the Custodian) for the benefit of a Portfolio, the Custodian shall identify by book-entry that such Underlying Shares are being held by it as custodian for the benefit of the Portfolio.

2) In respect of the purchase of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall pay out monies of such Portfolio as so directed, and record such payment from the account of such Portfolio on the Custodian's books and records.

3) In respect of the sale or redemption of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall transfer such Underlying Shares as so directed, record such transfer from the account of such Portfolio on the Custodian's books and records and, upon the Custodian's receipt of the proceeds therefor, record such payment for the account of such Portfolio on the Custodian's books and records.

The Custodian shall not be liable to any Fund for any loss or damage to such Fund or any Portfolio resulting from the maintenance of Underlying Shares with an Underlying Transfer Agent except to the extent that such loss or damage results directly from the fraud, negligence or willful misconduct of the Custodian or any of its agents.

2.12 Ownership Certificates for Tax Purposes. The Custodian shall execute ownership and other certificates and affidavits for all federal and state tax purposes in connection with receipt of income or other payments with respect to domestic securities of each Portfolio held by it and in connection with transfers of securities.

2.13 Proxies. The Custodian shall, with respect to the domestic securities held hereunder, cause to be promptly executed by the registered holder of such securities, if the securities are

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registered otherwise than in the name of the Portfolio or a nominee of the Portfolio, all proxies, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Fund such proxies, all proxy soliciting materials and all notices relating to such securities.

2.14 Communications Relating to Portfolio Securities. Subject to the provisions of Section 2.3, the Custodian shall transmit promptly to the Fund for each Portfolio all written information (including, without limitation, pendency of calls and maturities of domestic securities and expirations of rights in connection therewith and notices of exercise of call and put options written by the Fund on behalf of the Portfolio and the maturity of futures contracts purchased or sold by the Portfolio) received by the Custodian from issuers of the securities being held for the Portfolio. With respect to tender or exchange offers, the Custodian shall transmit promptly to the Portfolio all written information received by the Custodian from issuers of the securities whose tender or exchange is sought and from the party (or his agents) making the tender or exchange offer. The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with domestic securities or other property of the Portfolios at any time held by it unless (i) the Custodian is in actual possession of such domestic securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power. The Custodian shall also transmit promptly to the Fund for each applicable Portfolio all written information received by the Custodian regarding any class action or other litigation in connection with Portfolio securities or other assets issued in the United States and then held, or previously held, during the term of this Contract by the Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-of-claim forms. For avoidance of doubt, upon and after the effective date of any termination of this Contract, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 2.14.

2.15 Investments in Loans. The provisions of this section shall apply with respect to Loans (as defined below).

1) For purposes of this section, the following terms shall have the following meanings:

"FINANCING DOCUMENTS" means promissory notes, mortgages, security agreements, assignment agreements, settlement agreements, participation agreements, leases and other instruments, certificates, agreements and documents (or copies thereof) constituting, evidencing, representing or otherwise relating to Loans.

"LOAN INFORMATION" for a Loan means (i) the Financing Documents, (ii) the Payment Schedule, and (iii) such other information with respect to the Loan and Financing Documents as the Custodian reasonably may require in order to perform its services hereunder.

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"LOANS" means Portfolio assets in the nature of loans and participations and other interests in loans in which a Fund on behalf of the applicable Portfolio is a lender, including leases used as financing transactions.

"OBLIGOR" means the party obligated under applicable Financing Documents to pay a Loan.

"PAYMENT SCHEDULE" an amortization schedule of payments identifying the amount and due dates of scheduled principal and interest payments and related payment amount information.

2) Safekeeping and Delivery of Financing Documents. The Custodian shall hold Financing Documents that the Fund delivers or causes to be delivered to Custodian from time to time in its vault facility but only pursuant to Proper Instructions from the Fund. Financing Documents other than those described in the foregoing sentence shall be held subject to the same security as other physical documents and records that the Custodian holds for the Fund. The Custodian is not obligated to require delivery of any Financing Documents or to require delivery of originals of Financing Documents that may be delivered to it as physical or electronic copies, or to inquire into the issuance of any Financing Documents or the existence of originals thereof, the Fund being solely responsible for determining the Financing Documents to be delivered, the form in which they are to be delivered and the method of acquiring and evidencing the ownership thereof. The Custodian shall promptly release any Financing Documents to the Fund or to any party specified to receive such Financing Documents pursuant to Proper Instructions from the Fund. The Custodian shall not be deemed to have or be charged with knowledge of the sale of any Loan unless the Custodian shall have received Proper Instructions from the

Fund with respect thereto.

3) Responsibility for Financing Documents. The Custodian shall not be obligated to examine the contents or determine the sufficiency of any Financing Documents or to provide any certification with respect thereto, whether such Financing Documents are received by the Custodian as original documents, photocopies, electronic documents, by facsimile or otherwise. The Custodian shall be entitled to assume the genuineness, sufficiency and completeness of any Financing Documents received, and the genuineness and due authority of any signature appearing thereon. The Custodian shall not be obligated to examine Financing Documents or make other inquiries to determine the sufficiency, validity or genuineness of or title to any Financing Documents or whether the assignment or transfer of the related Loan or applicable interest or participation in the related Loan is effective or enforceable. Without limiting the generality of the foregoing, it is understood and agreed that the Company in its sole discretion may cause delivery of a Loan to the Custodian to be evidenced solely by delivery to the Custodian of an original or physical or electronic copy of an assignment or transfer agreement or a confirmation or certification stating that the Fund on

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behalf of the applicable Portfolio has acquired such Loan, with or without delivery of any promissory note, participation certificate or similar instrument.

4) Record Keeping. The Custodian shall (i) record and track Loan payments on a daily basis; (ii) maintain detailed accrual information for each Loan, including but not limited to interest payments and fee payments received, receivables past due and principal payments received; (iii) value each Loan in accordance with the Fund's Proper Instructions utilizing the information sources designated in writing by the Fund; and (iv) provide reports and information from the books and records it maintains for the Fund in accordance with the Fund's Proper Instructions.

5) Collection of Loan Payments. The Fund on behalf of the applicable Portfolio shall cause the Custodian to be named as its nominee for payment purposes under the Financing Documents or otherwise provide for the direct payment of the Loan payments to the Custodian. The Custodian shall credit to the Portfolio's account all payments with respect to a Loan actually received by the Custodian and identified as for the account of the Portfolio. All credits and payments credited to the Portfolio shall be conditional upon clearance and actual receipt by the Custodian of final payment thereon. If any Loan payments, whether principal or interest, are not received by the Custodian within three business days of the due date, the Custodian shall notify the Fund of the Obligor's failure to make the Loan payment. The Custodian shall have no obligations with respect to Loan payments and the collection thereof other than the duty to notify the Fund as provided in this paragraph. In no event shall the Custodian be under any obligation to make any advance of its own funds in respect of any Loan.

6) Other Responsibilities of the Custodian. The Custodian shall have no responsibilities or duties whatsoever with respect to Loans or the Financing Documents, except as expressly set forth herein. Without limiting the generality of the foregoing, the Custodian shall have no obligation to preserve any rights against prior parties or to exercise any right or perform any obligation in connection with the Loans or any Financing Documents (including, without limitation, no obligation to take any action in respect of or upon receipt of any consent solicitation, notice of default or similar notice received from any bank agent or Obligor, except that the Custodian shall undertake reasonable efforts to forward any such notice to the Fund). The Custodian shall be entitled to rely upon the Loan Information provided

to it by the Fund and any information and notices received by the Custodian from time to time from the related bank agent, Obligor or similar party with respect to the related Loan, without any obligation on the part of the Custodian independently to verify, investigate, recalculate, update or otherwise confirm the accuracy or completeness thereof. The Custodian shall have no liability for any delay or failure on the part of the Fund in providing necessary Loan Information to the Custodian, or for any inaccuracy therein or incompleteness thereof. In case any question arises as to its duties hereunder, the Custodian may request instructions from the Fund and shall be entitled at all times

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to refrain from taking any action unless it has received Proper Instructions from the Fund.

3. Provisions Relating to Rules 17f-5 and 17f-7

3.1 Definitions. The following capitalized terms as used throughout this Contract shall have the following meanings:

"COUNTRY RISK" means all factors reasonably related to the systemic risk of holding Foreign Assets in a particular country including, but not limited to, such country's political environment, economic and financial infrastructure (including any Eligible Securities Depository operating in the country), prevailing or developing custody and settlement practices, and laws and regulations applicable to the safekeeping and recovery of Foreign Assets held in custody in that country.

"ELIGIBLE FOREIGN CUSTODIAN" has the meaning set forth in section (a)(1) of Rule 17f-5, including a majority-owned or indirect subsidiary of a U.S. Bank (as defined in Rule 17f-5), a bank holding company meeting the requirements of an Eligible Foreign Custodian (as set forth in Rule 17f-5 or by other appropriate action of the U.S. Securities and Exchange Commission (the "SEC")), or a foreign branch of a Bank (as defined in Section 2(a)(5) of the 1940 Act) meeting the requirements of a custodian under Section 17(f) of the 1940 Act; the term does not include any Eligible Securities Depository.

"ELIGIBLE SECURITIES DEPOSITORY" has the meaning set forth in section (b)(1) of Rule 17f-7 of the 1940 Act.

"FOREIGN ASSETS" means any of the Portfolios' investments (including foreign currencies) for which the primary market is outside the United States and such cash and cash equivalents as are reasonably necessary to effect the Portfolios' transactions in such investments.

"FOREIGN CUSTODY MANAGER" has the meaning set forth in section (a)(3) of Rule 17f-5 of the 1940 Act.

3.2 The Custodian as Foreign Custody Manager.

1) Delegation to the Custodian as Foreign Custody Manager. Each Fund, by resolution adopted by its Board, hereby delegates to the Custodian, subject to Section (b) of Rule 17f-5, the responsibilities set forth in this Section 3.2 with respect to Foreign Assets of the Portfolios held outside the United States, and the Custodian hereby accepts such delegation as Foreign Custody Manager with respect to the Portfolios.

2) Countries Covered. The Foreign Custody Manager shall be responsible for performing the delegated responsibilities defined below only with respect to the countries and custody arrangements for each such country listed on Schedule A to

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this Contract, which list of countries may be amended from time to time by the Fund with the agreement of the Foreign Custody Manager. The Foreign Custody Manager shall list on Schedule A the Eligible Foreign Custodians selected by the Foreign Custody Manager to maintain the assets of the Portfolios, which list of Eligible Foreign Custodians may be amended from time to time in the sole discretion of the Foreign Custody Manager. The Foreign Custody Manager will provide amended versions of Schedule A in accordance with Section 3.2(5) hereof.

Upon the receipt by the Foreign Custody Manager of Proper Instructions to open an account or to place or maintain Foreign Assets in a country listed on Schedule A, and the fulfillment by the Fund, on behalf of the applicable Portfolios, of the applicable account opening requirements for such country, the Foreign Custody Manager shall be deemed to have been delegated by the Board on behalf of the Portfolios responsibility as Foreign Custody Manager with respect to that country and to have accepted such delegation. Execution of this Contract by a Fund shall be deemed to be a Proper Instruction to open an account, or to place or maintain Foreign Assets, in each country listed on Schedule A in which the Custodian has previously placed or currently maintains Foreign Assets pursuant to the terms of the Contract. Following the receipt of Proper Instructions directing the Foreign Custody Manager to close the account of a Portfolio with the Eligible Foreign Custodian selected by the Foreign Custody Manager in a designated country, the delegation by the Board on behalf of the Portfolios to the Custodian as Foreign Custody Manager for that country shall be deemed to have been withdrawn and the Custodian shall immediately cease to be the Foreign Custody Manager of the Portfolios with respect to that country.

The Foreign Custody Manager may withdraw its acceptance of delegated responsibilities with respect to a designated country upon written notice to the Fund. Thirty days (or such longer period to which the parties agree in writing) after receipt of any such notice by the Fund, the Custodian shall have no further responsibility in its capacity as Foreign Custody Manager to the Fund with respect to the country as to which the Custodian's acceptance of delegation is withdrawn.

3) Scope of Delegated Responsibilities:

a) Selection of Eligible Foreign Custodians. Subject to the provisions of this Section 3.2, the Foreign Custody Manager may place and maintain the Foreign Assets in the care of the Eligible Foreign Custodian selected by the Foreign Custody Manager in each country listed on Schedule A, as amended from time to time. In performing its delegated responsibilities as Foreign Custody Manager to place or maintain Foreign Assets with an Eligible Foreign Custodian, the Foreign Custody Manager shall determine that the Foreign Assets will be subject to reasonable care, based on the standards applicable to custodians in the country in which the Foreign Assets will be held by that Eligible Foreign Custodian, after considering

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all factors relevant to the safekeeping of such assets, including, without limitation the factors specified in Rule 17f-5(c)(1).

b) Contracts With Eligible Foreign Custodians. The Foreign Custody Manager shall determine that the contract governing the foreign custody arrangements with each Eligible Foreign Custodian selected by the Foreign Custody Manager will satisfy the requirements of Rule 17f-5(c)(2).

c) Monitoring. In each case in which the Foreign Custody Manager maintains Foreign Assets with an Eligible Foreign Custodian selected by the Foreign Custody Manager, the Foreign Custody Manager shall establish a system to monitor (i) the appropriateness of maintaining the Foreign Assets with such Eligible Foreign Custodian and (ii) the performance of the contract governing the custody arrangements established by the Foreign Custody Manager with the Eligible Foreign Custodian. In the event the Foreign Custody Manager determines that the custody arrangements with an Eligible Foreign Custodian it has selected are no longer appropriate, the Foreign Custody Manager shall notify the Board in accordance with Section 3.2(5) hereunder.

4) Guidelines for the Exercise of Delegated Authority. For purposes of this Section 3.2, the Board shall be deemed to have considered and determined to accept such Country Risk as is incurred by placing and maintaining the Foreign Assets in each country for which the Custodian is serving as Foreign Custody Manager of the Portfolios.

5) Reporting Requirements. The Foreign Custody Manager shall report the withdrawal of the Foreign Assets from an Eligible Foreign Custodian and the placement of such Foreign Assets with another Eligible Foreign Custodian by providing to the Board an amended Schedule A at the end of the calendar quarter in which an amendment to such Schedule has occurred. The Foreign Custody Manager shall make written reports notifying the Board of any other material change in the foreign custody arrangements of the Portfolios described in this Section 3.2 after the occurrence of the material change.

6) Standard of Care as Foreign Custody Manager of a Portfolio. In performing the responsibilities delegated to it, the Foreign Custody Manager agrees to exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of assets of management investment companies registered under the 1940 Act would exercise.

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7) Representations with Respect to Rule 17f-5. The Foreign Custody Manager represents to the Fund that it is a U.S. Bank as defined in section (a)(7) of Rule 17f-5. The Fund represents to the Custodian that the Board has determined that it is reasonable for the Board to rely on the Custodian to perform the responsibilities delegated pursuant to this Contract to the Custodian as the Foreign Custody Manager of the Portfolios.

8) Effective Date and Termination of the Custodian as Foreign Custody Manager. The Board's delegation to the Custodian as Foreign Custody Manager of the Portfolios shall be effective as of the date hereof and shall remain in effect until terminated at any time, without penalty, by written notice from the terminating party to the non-terminating party. Termination will become effective thirty (30) days after receipt by the non-terminating party of such notice. The provisions of Section 3.2(2) hereof shall govern the delegation to and termination of the Custodian as Foreign Custody Manager of the Portfolios with respect to designated countries.

3.3 Eligible Securities Depositories.

1) Analysis and Monitoring. The Custodian shall (a) provide the Fund (or its duly-authorized investment manager or investment adviser) with an analysis of the custody risks associated with maintaining assets with the Eligible Securities Depositories set forth on Schedule B hereto in accordance with section (a)(1)(i)(A) of Rule 17f-7, and (b) monitor such risks on a continuing basis, and promptly notify the Fund (or its duly-authorized investment manager or investment adviser) of any material change in such risks, in accordance with section (a)(1)(i)(B)

of Rule 17f-7.

2) Standard of Care. The Custodian agrees to exercise reasonable care, prudence and diligence in performing the duties set forth in Section 3.3(1).

4. Duties of the Custodian with Respect to Property of the Portfolios Held Outside the United States

4.1 Definitions. Capitalized terms in this Article 4 shall have the following meanings:

"FOREIGN SECURITIES SYSTEM" means an Eligible Securities Depository listed on Schedule B hereto.

"FOREIGN SUB-CUSTODIAN" means a foreign banking institution serving as an Eligible Foreign Custodian.

4.2 Holding Securities. The Custodian shall identify on its books as belonging to the Portfolios the foreign securities held by each Foreign Sub-Custodian or Foreign Securities System. The Custodian may hold foreign securities for all of its customers, including the Portfolios, with any Foreign Sub-Custodian in an account that is identified

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as belonging to the Custodian for the benefit of its customers, provided however, that (i) the records of the Custodian with respect to foreign securities of the Portfolios which are maintained in such account shall identify those securities as belonging to the Portfolios and (ii), to the extent permitted and customary in the market in which the account is maintained, the Custodian shall require that securities so held by the Foreign Sub-Custodian be held separately from any assets of such Foreign Sub-Custodian or of other customers of such Foreign Sub-Custodian.

4.3 Foreign Securities Systems. Foreign securities shall be maintained in a Foreign Securities System in a designated country through arrangements implemented by the Custodian or a Foreign Sub-Custodian, as applicable, in such country.

4.4 Transactions in Foreign Custody Account.

1) Delivery of Foreign Assets. The Custodian or a Foreign Sub-Custodian shall release and deliver foreign securities of the Portfolios held by the Custodian or such Foreign Sub-Custodian, or in a Foreign Securities System account, only upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

a) upon the sale of such foreign securities for the Portfolio in accordance with commercially reasonable market practice in the country where such foreign securities are held or traded, including, without limitation: (A) delivery against expectation of receiving later payment; or (B) in the case of a sale effected through a Foreign Securities System, in accordance with the rules governing the operation of the Foreign Securities System;

b) in connection with any repurchase agreement related to foreign securities;

c) to the depository agent in connection with tender or other similar offers for foreign securities of the Portfolios;

d) to the issuer thereof or its agent when such foreign securities are called, redeemed, retired or otherwise become payable;

e) to the issuer thereof, or its agent, for transfer into the name of the Custodian (or the name of the respective Foreign

Sub-Custodian or of any nominee of the Custodian or such Foreign Sub-Custodian) or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units;

f) to brokers, clearing banks or other clearing agents for examination or trade execution in accordance with market custom; provided that in any such case the Foreign Sub-Custodian shall have no responsibility or liability for any loss arising from the delivery of such foreign securities prior to

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receiving payment for such foreign securities except as may arise from the Foreign Sub-Custodian's own negligence or willful misconduct;

g) for exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement;

h) in the case of warrants, rights or similar foreign securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities;

i) for delivery as security in connection with any borrowing by a Fund on behalf of Portfolios requiring a pledge of assets by the Fund on behalf of such Portfolios;

j) in connection with trading in options and futures contracts, including delivery as original margin and variation margin;

k) in connection with the lending of foreign securities; and

(l) Upon the sale or other delivery of such foreign securities (including, without limitation, to one or more Special Sub-Custodians or Repo Custodians) as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the foreign securities to be delivered and (B) the person or persons to whom delivery shall be made;

m) for any other purpose, but only upon receipt of Proper Instructions specifying the foreign securities to be delivered and naming the person or persons to whom delivery of such securities shall be made.

2) Payment of Portfolio Monies. Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out, or direct the respective Foreign Sub-Custodian or the respective Foreign Securities System to pay out, monies of a Portfolio in the following cases only:

a) upon the purchase of foreign securities for the Portfolio, unless otherwise directed by Proper Instructions, by (A) delivering money to the seller thereof or to a dealer therefor (or an agent for such seller or dealer) against expectation of receiving later delivery of such foreign securities; or (B) in the case of a purchase effected through a Foreign Securities System, in accordance with the rules governing the operation of such Foreign Securities System;

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b) in connection with the conversion, exchange or surrender of foreign securities of the Portfolio;

c) for the payment of any expense or liability of the Portfolio, including but not limited to the following payments: interest, taxes, investment advisory fees, transfer agency fees, fees under this Contract, legal fees, accounting fees, and other operating expenses;

d) for the purchase or sale of foreign exchange or foreign exchange contracts for the Portfolio, including transactions executed with or through the Custodian or its Foreign Sub-Custodians;

e) in connection with trading in options and futures contracts, including delivery as original margin and variation margin;

f) for payment of part or all of the dividends received in respect of securities sold short;

g) in connection with the borrowing or lending of foreign securities; and

(h) Upon the purchase of foreign investments including, without limitation, repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the amount of such payment and (B) the person or persons to whom payment shall be made;

i) for any other purpose, but only upon receipt of Proper Instructions specifying the amount of such payment and naming the person or persons to whom such payment is to be made.

3) Market Conditions. Notwithstanding any provision of this Contract to the contrary, settlement and payment for Foreign Assets received for the account of the Portfolios and delivery of Foreign Assets maintained for the account of the Portfolios may be effected in accordance with the customary established securities trading or processing practices and procedures in the country or market in which the transaction occurs, including, without limitation, delivering Foreign Assets to the purchaser thereof or to a dealer therefor (or an agent for such purchaser or dealer) with the expectation of receiving later payment for such Foreign Assets from such purchaser or dealer.

The Custodian shall provide to the Boards the information with respect to custody and settlement practices in countries in which the Custodian employs a Foreign Sub-Custodian described on Schedule C hereto at the time or times set forth on such Schedule. The Custodian may revise Schedule C from time to time, provided that no such revision shall result in the Boards being provided with substantively less information than had been previously provided hereunder.

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4.5 Registration of Foreign Securities. The foreign securities maintained in the custody of a Foreign Sub-Custodian (other than bearer securities) shall be registered in the name of the applicable Portfolio or in the name of the Custodian or in the name of any Foreign Sub-Custodian or in the name of any nominee of the foregoing, and the applicable Fund on behalf of such Portfolio agrees to hold any such nominee harmless from any liability as a holder of record of such foreign securities. The Custodian or a Foreign Sub-Custodian shall not be obligated to accept securities on behalf of a Portfolio under the terms of this Contract unless the form of such securities and the manner in which they are delivered are in accordance with reasonable market practice.

4.6 Bank Accounts. The Custodian shall identify on its books as belonging to the Fund cash (including cash denominated in foreign currencies) deposited with the Custodian. Where the Custodian is unable to maintain, or market practice does not facilitate the maintenance of, cash on the books of the Custodian, a bank account or bank accounts shall be opened and maintained outside the United States on behalf of a Portfolio with a Foreign Sub-Custodian. All accounts referred to in this Section shall be subject only to draft or order by the Custodian (or, if applicable, such Foreign Sub-Custodian) acting pursuant to the terms of this Contract to hold cash received by or from or for the account of the Portfolio. Cash maintained on the books of the Custodian (including its branches, subsidiaries and affiliates), regardless of currency denomination, is maintained in bank accounts established under, and subject to the laws of, The Commonwealth of Massachusetts.

4.7 Collection of Income. The Custodian shall use reasonable commercial efforts to collect all income and other payments with respect to the Foreign Assets held hereunder to which the Portfolios shall be entitled. In the event that extraordinary measures are required to collect such income, the Fund and the Custodian shall consult as to such measures and as to the compensation and expenses of the Custodian relating to such measures. The Custodian shall credit income to the applicable Portfolio as such income is received or in accordance with Custodian's then current payable date income schedule. Any credit to the Portfolio in advance of receipt may be reversed when the Custodian determines that payment will not occur in due course and the Portfolio may be charged at the Custodian's applicable rate for time credited. Income on securities loaned other than from the Custodian's securities lending program shall be credited as received.

4.8 Shareholder Rights. With respect to the foreign securities held pursuant to this Article 4, the Custodian will use reasonable commercial efforts to facilitate the exercise of voting and other shareholder rights, subject always to the laws, regulations and practical constraints that may exist in the country where such securities are issued. The Fund acknowledges that local conditions, including lack of regulation, onerous procedural obligations, lack of notice and other factors may have the effect of severely limiting the ability of the Fund to exercise shareholder rights.

4.9 Communications Relating to Foreign Securities. The Custodian shall transmit promptly to the Fund written information with respect to materials received by the Custodian via

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the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios (including, without limitation, pendency of calls and maturities of foreign securities and expirations of rights in connection therewith). With respect to tender or exchange offers, the Custodian shall transmit promptly to the Fund written information with respect to materials so received by the Custodian from issuers of the foreign securities whose tender or exchange is sought or from the party (or its agents) making the tender or exchange offer. The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with foreign securities or other property of the Portfolios at any time held by it unless (i) the Custodian or the respective Foreign Sub-Custodian is in actual possession of such foreign securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power. The Custodian shall also transmit promptly to the applicable Fund all written information received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios regarding any class action or other litigation in connection with Portfolio foreign securities or other assets issued outside the United States and then held, or previously held, during the term of this Contract by the Custodian via a Foreign Sub-Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-of-claim forms. For avoidance of doubt, upon and after the effective date of any termination of this Contract, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 4.9.

4.10 Liability of Foreign Sub-Custodians. Each agreement pursuant to which the Custodian employs a Foreign Sub-Custodian shall, to the extent possible, require the Foreign Sub-Custodian to exercise reasonable care in the performance of its duties, and to indemnify, and hold harmless, the Custodian from and against any loss, damage, cost, expense, liability or claim arising out of or in connection with the Foreign Sub-Custodian's performance of such obligations. At a Fund's election, the Portfolios shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Foreign Sub-Custodian as a consequence of any such loss, damage, cost, expense, liability or claim if and to the extent that the Portfolios have not been made whole for any such loss, damage, cost, expense, liability or claim.

4.11 Liability of Custodian. Except as may arise from the Custodian's own negligence or willful misconduct or the negligence or willful misconduct of a Sub-Custodian, the Custodian shall be without liability to the Fund for any loss, liability, claim or expense resulting from or caused by anything which is part of Country Risk.

The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in the Contract and, regardless of whether assets are maintained in the custody of a Foreign Sub-Custodian or a Foreign Securities System, the Custodian shall not be liable for any loss, damage, cost, expense, liability or claim resulting from nationalization, expropriation, currency

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restrictions, or acts of war or terrorism, or any other loss where the Foreign Sub-Custodian has otherwise acted with reasonable care.

5. Contractual Settlement Services (Purchase / Sales)

5.1 The Custodian shall, in accordance with the terms set out in this section, debit or credit the appropriate cash account of each Portfolio in connection with (i) the purchase of securities for such Portfolio, and (ii) proceeds of the sale of securities held on behalf of such Portfolio, on a contractual settlement basis.

5.2 The services described above (the "CONTRACTUAL SETTLEMENT SERVICES") shall be provided for such instruments and in such markets as the Custodian may advise from time to time. The Custodian may terminate or suspend any part of the provision of the Contractual Settlement Services under this Contract at its sole discretion immediately upon notice to the applicable Fund on behalf of each Portfolio, including, without limitation, in the event of force majeure events affecting settlement or any material disorder in applicable securities markets.

5.3 The consideration payable in connection with a purchase transaction shall be debited from the appropriate cash account of the applicable Portfolio as of the time and date that monies would ordinarily be required to settle such transaction in the applicable market. The Custodian shall promptly recredit such amount at the time that the Portfolio or the Fund notifies the Custodian by Proper Instruction that such transaction has been canceled.

5.4 With respect to the settlement of a sale of securities, a provisional credit of an amount equal to the net sale price for the transaction (the "SETTLEMENT AMOUNT") shall be made to the account of the applicable Portfolio as if the Settlement Amount had been received as of the close of business on the date that monies would ordinarily be available in good funds in the applicable market. Such provisional credit will be made conditional upon (i) the Custodian's having received Proper Instructions with respect to, or reasonable notice of, the transaction, as applicable; and (ii) the Custodian or its agent's having possession of the asset(s) (which shall exclude assets subject to any third party lending arrangement entered into by a Portfolio) associated with the transaction in good deliverable form and not being aware of any facts which would lead them to believe that the transaction will not settle in the time period ordinarily applicable to such transactions in the applicable market.

5.5 Simultaneously with the making of such provisional credit, the Fund on behalf of the applicable Portfolio agrees that the Custodian shall have, and hereby grants to the Custodian, a security interest in any property at any time held for the account of the Portfolio to the full extent of the credited amount, and each Portfolio hereby pledges, assigns and grants to the Custodian a continuing security interest and a lien on any and all such property under the Custodian's possession, in accordance with the terms of Article 17 of this Contract. In the event that the applicable Portfolio fails to promptly repay any

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provisional credit, the Custodian shall have all of the rights and remedies of a secured party under the Uniform Commercial Code of The Commonwealth of Massachusetts.

5.6 The Custodian shall have the right to reverse any provisional credit or debit given in connection with the Contractual Settlement Services at any time when the Custodian believes, in its reasonable judgment, that such transaction will not settle in accordance with its terms or amounts due pursuant thereto will not be collectable or where the Custodian has not been provided Proper Instructions with respect thereto, as applicable, and the Portfolio shall be responsible for any costs or liabilities resulting from such reversal. Upon such reversal, a sum equal to the credited or debited amount shall become immediately payable by the Portfolio to the Custodian and may be debited from any cash account held for benefit of the Portfolio.

5.7 In the event that the Custodian is unable to debit an account in accordance with Section 5.6 above of the Portfolio, and the Portfolio fails to pay any amount due to the Custodian at the time such amount becomes payable in accordance with Section 5.6 this Contract, (i) the Custodian may charge the Portfolio for reasonable costs and expenses associated with providing the provisional credit, including without limitation the reasonable cost of funds associated therewith, (ii) the amount of any accrued dividends, interest and other distributions with respect to assets associated with such transaction may be set off against the credited amount, (iii) the provisional credit and any such costs and expenses shall be considered an advance of cash for purposes of this Contract and (iv) the Custodian shall have the right to setoff against any property and the discretion to sell, exchange, convey, transfer or otherwise dispose of any property at any time held for the account of the Portfolio to the full extent necessary for the Custodian to make itself whole, provided, however, that the Custodian shall notify the applicable Fund promptly following any such disposition of any property of a Portfolio, state the reason for such disposition and list the property disposed of.

6. Special Sub-Custodians

Upon receipt of Proper Instructions, the Custodian shall, on behalf of one or more Portfolios, appoint one or more Special Sub-Custodians for the purposes of effecting such transactions as may be designated in such Proper Instructions or to serve as a Foreign Sub-Custodian in such markets as may be designated in such Proper Instructions. In connection with the appointment of any Special Sub-Custodian, and in accordance with Proper Instructions, the Custodian shall enter into a sub-custodian agreement with the Fund and the Special Sub-Custodian in form and substance acceptable to the Custodian and approved by such Fund, provided that such agreement shall in all events comply with the provisions of the 1940 Act and the rules and regulations thereunder and the terms and provisions of this Contract. At a Fund's election, the Portfolios shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Special Sub-Custodian as a consequence of any loss, damage, cost, expense, liability or claim if and to the extent that the Portfolios have not been made whole for any such loss, damage, cost, expense, liability or claim.

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7. Payments for Sales or Repurchases or Redemptions of Shares of the Fund

The Custodian shall receive from the distributor for the Shares or from the Transfer Agent of the Fund and deposit into the account of the appropriate Portfolio such payments as are received for Shares of that Portfolio issued or sold from time to time by the applicable Fund. The Custodian will provide timely notification to the Fund on behalf of each such Portfolio and the Transfer Agent of any receipt by it of payments for Shares of such Portfolio.

From such funds as may be available for the purpose, the Custodian shall, upon receipt of instructions from the Transfer Agent, make funds available for payment to holders of Shares who have delivered to the Transfer Agent a request for redemption or repurchase of their Shares. In connection with the redemption or repurchase of Shares of a Portfolio, the Custodian is authorized upon receipt of instructions from the Transfer Agent to wire funds to or through a commercial bank designated by the redeeming shareholders.

8. Tax Law

The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on the Fund, the Portfolios or the Custodian as custodian of the Portfolios by the tax law of the United States or of any state or political subdivision thereof. It shall be the responsibility of the Fund to notify the Custodian of the obligations imposed on the Fund with respect to the Portfolios or the Custodian as custodian of the Portfolios by the tax law of jurisdictions other than those mentioned in the above sentence, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting. The sole responsibility of the Custodian with regard to such tax law shall be to use reasonable efforts to assist the Fund with respect to any claim for exemption or refund under the tax law of jurisdictions for which the Fund has provided such information.

9. Proper Instructions

"PROPER INSTRUCTIONS," which may also be standing instructions, as such term is used throughout this Contract shall mean instructions received by the Custodian from a Fund, a Fund's duly authorized transfer agent, investment manager or investment adviser, or a person or entity duly authorized by either of them. Such instructions may be in writing signed by the authorized person or persons or may be in a tested communication or in a communication utilizing access codes effected between electro-mechanical or electronic devices or may be by such other means and utilizing such intermediary systems and utilities as may be agreed from time to time by the Custodian and the person(s) or entity giving such instruction, provided that the Fund has followed any security procedures agreed to from time to time by the applicable Fund and the Custodian including, but not limited to, the security procedures selected by the Fund via the form of Funds Transfer Addendum hereto. Oral instructions will be considered Proper Instructions if the Custodian reasonably believes them to have been given by a person authorized to provide such instructions with respect to the transaction involved; the Fund shall cause all oral instructions to be confirmed in writing. For purposes of this Section, Proper Instructions shall include instructions received by the Custodian pursuant to any multi-party agreement which requires a segregated asset account in accordance with Section 2.10 hereof.

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Concurrently with the execution of this Contract, and from time to time thereafter, as appropriate, each Fund shall deliver to the Custodian, duly certified by such Fund's Treasurer or Assistant Treasurer, a certificate setting forth the names, titles, signatures and scope of authority of all persons authorized to give Proper Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of the Fund. Such certificate may be accepted and relied upon by the Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in full force and effect until receipt by the Custodian of a similar certificate to the contrary.

10. Actions Permitted without Express Authority

The Custodian may in its discretion, without express authority from the applicable Fund on behalf of each applicable Portfolio:

1) make payments to itself or others for minor expenses of handling securities or other similar items relating to its duties under this Contract, provided that all such payments shall be accounted for to the Fund on behalf of the Portfolio;

2) surrender securities in temporary form for securities in definitive form;

3) endorse for collection, in the name of the Portfolio, checks, drafts and other negotiable instruments; and

4) in general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of the Portfolio except as otherwise directed by the applicable Board.

11. Evidence of Authority

The Custodian shall be protected in acting upon any instructions, notice, request, consent, certificate or other instrument or paper reasonably believed by it to be genuine and to have been properly executed by or on behalf of the applicable Fund. The Custodian may receive and accept a copy of a resolution certified by the Secretary or an Assistant Secretary of any Fund as conclusive evidence (a) of the authority of any person to act in accordance with such resolution or (b) of any determination or of any action by the applicable Board as described in such resolution, and such resolution may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.

12. Duties of Custodian with Respect to the Books of Account and Calculation of Net Asset Value and Net Income

The Custodian shall cooperate with and supply necessary information to the entity or entities appointed by the applicable Board to keep the books of account of each Portfolio and/or compute the net asset value per share of the outstanding Shares of each Portfolio.

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13. Records

The Custodian shall with respect to each Portfolio create and maintain all records relating to its activities and obligations under this Contract in such manner as will meet the obligations of the Fund under the applicable provisions of the 1940 Act, with particular attention to Section 31 thereof and Rules 31a-1 and 31a-2 thereunder. All such records shall be the property of the Fund and shall at all times during the regular business hours of the Custodian be open for inspection by duly authorized officers, employees or agents of the Fund and employees and agents of the SEC. The Custodian shall, at the Fund's request, supply the Fund with a tabulation of securities owned by each Portfolio and held by the Custodian and shall, when requested to do so by the Fund and for such compensation as shall be agreed upon between the Fund and the Custodian, include certificate numbers in such tabulations.

Each Fund acknowledges and agrees that, with respect to investments maintained with an Underlying Transfer Agent, the Underlying Transfer Agent is the sole source of information on the number of shares of a fund held by it on behalf of a Portfolio and that the Custodian has the right to rely on holdings information furnished by the Underlying Transfer Agent to the Custodian in performing its duties under this Contract, including without limitation, the duties set forth in this Article 13; provided, however, that the Custodian shall be obligated to reconcile information as to purchases and sales of Underlying Shares contained in trade instructions and confirmations received by the Custodian and to report promptly any discrepancies to the Underlying Transfer Agent. Each Fund acknowledges that, with respect to Portfolio property released and delivered pursuant to Section 2.2(15), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund's counterparty(ies), or the agents of either of them in performing its duties under this Contract, including without limitation, the duties set forth in this Article 13.

14. Intentionally omitted.

15. Reports to Fund by Independent Public Accountants

The Custodian shall provide the applicable Fund, on behalf of each of the Portfolios at such times as the Fund may reasonably require, with reports by independent public accountants on the accounting system, internal accounting control and procedures for safeguarding securities, futures contracts and options on futures contracts, including securities deposited and/or maintained in a U.S. Securities System or a Foreign Securities System (either, a "SECURITIES SYSTEM"), relating to the services provided by the Custodian under this Contract; such reports, shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Fund to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

16. Compensation of Custodian

The Custodian shall be entitled to reasonable compensation for its services and expenses as Custodian, as agreed upon in writing from time to time between each Fund on behalf of each applicable Portfolio and the Custodian.

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17. Responsibility of Custodian

So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant to this Contract and shall be held harmless in acting upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties, including any futures commission merchant acting pursuant to the terms of a three-party futures or options agreement. The Custodian shall be held to the exercise of reasonable care in carrying out the provisions of this Contract, but shall be kept indemnified by each Fund and shall be without liability to any Fund for any action taken or omitted by it in good faith without negligence, including, without limitation, acting in accordance with any Proper Instruction. It shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. The Custodian shall be without liability to any Fund or Portfolio for any loss, liability, claim or expense resulting from or caused by anything which is part of Country Risk, including without limitation nationalization, expropriation, currency restrictions, or acts of war, revolution, riots or terrorism.

Except as may arise from the Custodian's own negligence or willful misconduct or the negligence or willful misconduct of a sub-custodian or agent, the Custodian shall be without liability to any Fund for any loss, liability, claim or expense resulting from or caused by; (i) events or circumstances beyond the reasonable control of the Custodian or any sub-custodian or Securities System or any agent or nominee of any of the foregoing, including, without limitation, nationalization or expropriation, imposition of currency controls or restrictions, the interruption, suspension or restriction of trading on or the closure of any securities market, power or other mechanical or technological failures or interruptions, computer viruses or communications disruptions, acts of war or terrorism, riots, revolutions, work stoppages, natural disasters or other similar events or acts; (ii) errors by any Fund or its investment manager or investment adviser in their instructions to the Custodian provided such instructions have been in accordance with this Contract; (iii) the insolvency of or acts or omissions by a Securities System; (iv) any delay or failure of any broker, agent or intermediary, central bank or other commercially prevalent payment or clearing system to deliver to the Custodian's sub-custodian or agent securities purchased or in the remittance or payment made in connection with securities sold; (v) any delay or failure of any company, corporation, or other body in charge of registering or transferring securities in the name of the Custodian, any Fund, the Custodian's sub-custodians, nominees or agents or any consequential losses arising out of such delay or failure to transfer such securities including non-receipt of bonus, dividends and rights and other accretions or benefits; (vi) delays or inability to perform its duties due to any disorder in market infrastructure with respect to any particular security or Securities System; (vii) any act or omission of a Special Sub-Custodian including, without limitation, reliance on reports prepared by a Special Sub-Custodian; and (viii) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or any other country, or political subdivision thereof or of any court of competent jurisdiction.

The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in this Contract.

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If a Fund on behalf of a Portfolio requires the Custodian to take any action with respect to securities, which action involves the payment of money or which action may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to the Fund or the Portfolio being liable for the payment of money or incurring liability of some other form, such Fund on behalf of the Portfolio, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it.

If a Fund requires the Custodian, its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement) or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Contract, except such as may arise from its or its nominee's own negligent action, negligent failure to act or willful misconduct, any property at any time held for the account of the applicable Portfolio shall be security therefor and should the Fund fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of such Portfolio's assets to the extent necessary to obtain reimbursement.

Except as may arise from the Custodian's own negligence or willful misconduct, each Fund shall indemnify and hold the Custodian harmless from and against any and all costs, expenses, losses, damages, charges, reasonable counsel fees, payments and liabilities which may be asserted against the Custodian (a) acting in accordance with any Proper Instruction including, without limitation, any Proper Instruction with respect to Free Trades including, but not limited to, cost, expense, loss, damage, liability, tax, charge, assessment or claim resulting from (i) the failure of the applicable Portfolio to receive income with respect to purchased investments, (ii) the failure of the applicable Portfolio to recover amounts invested on maturity of purchased investments, (iii) the failure of the Custodian to respond to or be aware of notices or other corporate communications with respect to purchased investments, or (iv) the Custodian's reliance upon information provided by the applicable Fund, the Fund's counterparty(ies) or the agents of either of them with respect to Fund property released, delivered or purchased pursuant to either of Section 2.2(15) or Section 2.6(7) hereof, or (b) for the acts or omissions of any Special Sub-Custodian.

In no event shall the Custodian be liable for indirect, special or consequential damages.

18. Effective Period, Termination and Amendment

1) This Contract shall become effective as of its execution, shall continue in full force and effect until terminated as hereinafter provided, and may be amended at any time by mutual written agreement of the parties hereto.

2) At any time following the effective date of this Contract:

(i) the Funds may at any time by action of the applicable Board(s) of Directors immediately terminate this Contract in the event of the appointment of a conservator or receiver for the Custodian by an appropriate regulatory agency or court of competent jurisdiction; and

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(ii) any party to this Contract may at any time terminate this Contract upon one hundred eighty (180) days prior written notice to the other party or parties.

3) Notwithstanding the foregoing, no Fund shall terminate this Contract in contravention of any applicable federal or state regulations, or any provision of such Fund's Governing Documents.

4) Any termination of this Contract may be with respect to any one particular Fund or Portfolio and, in such event, shall in no way affect the rights and duties under this Contract with respect to any other Fund or Portfolio.

5) Upon termination of the Contract for any reason, the applicable Fund on behalf of each applicable Portfolio shall pay to the Custodian such compensation as may be due as of the date of such termination and shall likewise reimburse the Custodian for its costs, expenses and disbursements associated with its provision of services hereunder to such Portfolio.

19. Successor Custodian

If a successor custodian for one or more of the Portfolios shall be appointed by the applicable Board, the Custodian shall, upon termination and receipt of Proper Instructions, deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities of each applicable Portfolio then held by it hereunder and shall transfer to an account of the successor custodian all of the securities of each such Portfolio held in a Securities System or at an Underlying Transfer Agent.

If no such successor custodian shall be appointed, the Custodian shall, in like manner, upon receipt of Proper Instructions, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such Proper Instructions.

In the event that no Proper Instructions designating a successor custodian or alternative arrangements shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a "bank" as defined in the 1940 Act, doing business in Boston, Massachusetts or New York, New York, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $25,000,000, all securities, funds and other properties held by the Custodian on behalf of each applicable Portfolio and all instruments held by the Custodian relative thereto and all other property held by it under this Contract on behalf of each applicable Portfolio and to transfer to an account of such successor custodian all of the securities of each such Portfolio held in any Securities System or at an Underlying Transfer Agent. Thereafter, such bank or trust company shall be the successor of the Custodian under this Contract.

In the event that securities, funds and other properties remain in the possession of the Custodian after the date of termination hereof owing to failure of any Fund to provide Proper Instructions, the Custodian shall be entitled to fair compensation for its services during such period

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as the Custodian retains possession of such securities, funds and other properties and the provisions of this Contract relating to the duties and obligations of the Custodian shall remain in full force and effect.

20. Interpretive and Additional Provisions

In connection with the operation of this Contract, the Custodian and each Fund on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Contract as may in their joint opinion be consistent with the general tenor of this Contract; provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of a Fund's Governing Documents. Any agreement as to interpretive or additional provisions shall be in a writing signed by the Custodian and each applicable Fund and shall be annexed hereto. Unless such writing specifically provides otherwise, no interpretive or additional provisions made as provided in this sub-section shall be deemed to be an amendment of this Contract.

21. Additional Funds and Portfolios

21.1 Additional Funds. In the event that any registered investment company in addition to those executing this Contract on the signature page hereto desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees to provide such services, such registered investment company shall become a Fund hereunder and be bound by all terms and conditions and provisions hereof including, without limitation, the representations and warranties set forth in Article 22 below. The Custodian acknowledges that it will agree to render services as custodian to any additional registered investment companies that are determined to be acceptable pursuant to the Custodian's then-current new business acceptance policies and procedures, and that it will promptly notify any entity that is determined to be unacceptable.

21.2 Additional Portfolios. In the event that any Fund establishes one or more series of Shares in addition to those set forth on Appendix A hereto with respect to which it desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees to provide such services, such series of Shares shall become a Portfolio hereunder. The Custodian acknowledges that that it will agree to render services as custodian to any additional portfolios provided that (a) the types of assets held by such portfolios, and (b) the services to be provided by the Custodian hereunder, are substantially the same as the types of assets and services relating to the then existing Portfolios and Funds. If the conditions of the preceding sentence do not apply to an additional portfolio, the parties agree to negotiate in good faith to reach mutually acceptable terms relating to the services, if any, to be provided by the Custodian and the compensation, if any, to be paid to the Custodian with regard to such services.

22. Representations and Warranties.

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Each of the Custodian and the Funds hereby represents and warrants to the other parties hereto that (a) it is duly incorporated or organized and is validly existing in good standing in its jurisdiction of incorporation or organization; (b) it has the requisite power and authority under applicable law and its Governing Documents to enter into and perform this Contract; (c) all requisite proceedings have been taken to authorize it to enter into and perform this Contract; (d) this Contract constitutes its legal, valid, binding and enforceable agreement; and (e) its entrance into this Contract shall not cause a material breach or be in material conflict with any other agreement or obligation of such party or any law or regulation applicable to it.

23. Massachusetts Law to Apply

This Contract shall be construed and the provisions thereof interpreted under and in accordance with laws of The Commonwealth of Massachusetts.

24. Prior Contracts

This Contract supersedes and terminates, as of the date hereof, all prior contracts between each Fund on behalf of each of the Portfolios and the Custodian relating to the custody of such Fund's assets.

25. Reproduction of Documents

This Contract and all schedules, exhibits, addenda, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

26. Remote Access Services Addendum.

The Custodian and each Fund agree to be bound by the terms of the Remote Access Services Addendum attached hereto.

27. Notices.

Any Proper Instruction, notice, communication or other instrument required to be given hereunder may be (a) delivered in person to the offices of the parties as set forth herein during normal business hours; or (b) effected directly between electro-mechanical or electronic devices as provided in Article 9 hereof; or (c) delivered by prepaid certified mail (in which case it shall be deemed to have been served on the delivery date specified on the return receipt); or (d) delivered by telecopy (in which case it shall be deemed to have been served on the business day after the receipt thereof). Each party hereto shall designate from time to time the person(s) and address(es) for Proper Instructions and other communications related to the daily operations. Proper Instructions and other communications related to this Contract (including, but not limited

<PAGE>

to termination, breach, or default) shall be delivered at the following addresses or such other addresses as may be notified by any party from time to time.

To Custodian:

State Street Bank and Trust Company
801 Pennsylvania Avenue
Kansas City, MO 64105

Attention: Vice President, Custody
Telephone: 816-871-4100
Telecopy: 816-871-9675

To each Fund:

[Fund name]
c/o Hartford Administrative Services Company
500 Bielenberg Drive
Woodbury, MN 55125
Attention: Tami Fagely, Vice President
Tel: 651-738-5586
Fax: 651-738-0996

With a copy to:

The Hartford
Life Law Group - Mutual Funds Unit
200 Hopmeadow Street
Simsbury, CT 06070
Attention: Edward MacDonald, Assistant General Counsel
Tel: 860-843-9934
Fax: 860-297-8892

28. Counterparts.

This Contract may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Contract.

29. Business Continuity.

On or before the date of this Contract, the Custodian shall, at its expense, have implemented, and shall continue to maintain and periodically test and update a commercially reasonable business continuity and disaster recovery plan to provide for the protection of information, data and assets of and relevant to its customers, including the Funds.

<PAGE>

30. Severability; Waiver.

If any provision or provisions of this Contract shall be held to be invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired. Failure by any party to insist on strict compliance with this Contract will not be considered a waiver by such party of any default or breach under the Contract. The failure of any party to exercise any right under this Contract shall not to any extent preclude such party from asserting or relying upon such right at any other time or in any other instance.

31. Employment of Sub-contractors and Agents.

Subject to Section 2.8 and Article 4, the Custodian may at any time or times in its discretion employ (and may at any time remove) sub-contractors and agents to carry out such functions as the Custodian may from time to time direct; provided, however, that the employment of any sub-contractor or agent shall not relieve the Custodian of its responsibilities or liabilities hereunder.

31. Shareholder Communications

SEC Rule 14b-2 requires banks which hold securities for the account of customers to respond to requests by issuers of securities for the names, addresses and holdings of beneficial owners of securities of that issuer held by the bank unless the beneficial owner has expressly objected to disclosure of this information. In order to comply with the rule, the Custodian needs each Fund to indicate whether it authorizes the Custodian to provide the Fund's names, address, and share position to requesting companies whose securities the Fund owns. If a Fund tells the Custodian "no", the Custodian will not provide this information to requesting companies. If a Fund tells the Custodian "yes" or does not check either "yes" or "no" below, the Custodian is required by the rule to treat the Fund as consenting to disclosure of this information for all securities owned by the Fund or any funds or accounts established by the Fund. For the Fund's protection, the Rule prohibits the requesting company from using the Fund's name and address for any purpose other than corporate communications. Please indicate below whether the Fund consents or object by checking one of the alternatives below.

Yes [ ] The Custodian is authorized to release the Fund's name, address, and share positions.

No [X] The Custodian is not authorized to release the Fund's name, address, and share positions.

Next Page is Signature Page

<PAGE>

IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative as of the date first above-written.

STATE STREET BANK AND TRUST COMPANY	ATTEST
By: /s/ Kenneth A. Bergeron	By: /s/ Elizabeth G. Bruce
Name: Kenneth A. Bergeron Title: Senior Vice President	Name: Elizabeth G. Bruce

Each of the following registered investment companies acting with respect to each of its series listed on Appendix A hereto or, if no such series is so listed, acting for itself, severally and not jointly

HARTFORD SERIES FUND, INC.	ATTEST
By: /s/ Tamara L. Fagely	By: /s/ Edward P. Macdonald
Name: Tamara L. Fagely Title: Vice President	Name: Edward P. Macdonald
THE HARTFORD MUTUAL FUNDS, INC.	ATTEST
By: /s/ Tamara L. Fagely	By: /s/ Edward P. Macdonald
Name: Tamara L. Fagely Title: Vice President	Name: Edward P. Macdonald
THE HARTFORD MUTUAL FUNDS II, INC.	ATTEST
By: /s/ Tamara L. Fagely	By: /s/ Edward P. Macdonald
Name: Tamara L. Fagely Title: Vice President	Name: Edward P. Macdonald
HARTFORD HLS SERIES FUND II, INC.	ATTEST
By: /s/ Tamara L. Fagely	By: /s/ Edward P. Macdonald

Name: Tamara L. Fagely Title: Vice President	Name: Edward P. Macdonald
HARTFORD INCOME SHARES FUND, INC.	ATTEST
By: /s/ Tamara L. Fagely	By: /s/ Edward P. Macdonald
Name: Tamara L. Fagely Title: Vice President	Name: Edward P. Macdonald

33

<PAGE>

APPENDIX A

The following registered management investment companies and series are parties to the attached Custodian Contract as of February 8, 2007:

<TABLE>
<CAPTION>

INVESTMENT COMPANY NAME, JURISDICTION OF ORGANIZATION AND TYPE OF ENTITY	NAME OF SERIES
<S>	<C>
Hartford Series Fund, Inc., a Maryland corporation	
The Hartford Mutual Funds, Inc., a Maryland corporation	
The Hartford Mutual Funds II, Inc., a Maryland corporation	
Hartford HLS Series Fund II, Inc., a Maryland corporation	
Hartford Income Shares Fund, Inc., a Maryland corporation	

</TABLE>

1

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Argentina	Citibank, N.A.
Australia	Westpac Banking Corporation
	Citibank Pty. Limited
Austria	Erste Bank der Osterreichischen Sparkassen AG
Bahrain	HSBC Bank Middle East (as delegate of the Hongkong and Shanghai Banking Corporation Limited)

Bangladesh	Standard Chartered Bank
Belgium	BNP Paribas Securities Services, S.A.
Benin	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Bermuda	The Bank of Bermuda Limited
Botswana	Barclays Bank of Botswana Limited
Brazil	Citibank, N.A.
Bulgaria	ING Bank N.V.
Burkina Faso	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Canada	State Street Trust Company Canada
Cayman Islands	Scotiabank & Trust (Cayman) Limited
Chile	BankBoston, N.A.
People's Republic of China	The Hongkong and Shanghai Banking Corporation Limited, Shanghai and Shenzhen branches

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Colombia	Cititrust Colombia S.A. Sociedad Fiduciaria
Costa Rica	Banco BCT S.A.
Croatia	Privredna Banka Zagreb d.d
Cyprus	Cyprus Popular Bank Public Company Ltd.
Czech Republic	Ceskoslovenska Obchodni Banka, A.S.
Denmark	Skandinaviska Enskilda Bankken AB, Sweden (operating through its Copenhagen branch)
Ecuador	Banco de la Produccion S.A. PRODUBANCO
Egypt	HSBC Bank Egypt S.A.E. (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Estonia	AS Hansabank
Finland	Nordea Bank Finland Plc.
France	BNP Paribas Securities Services, S.A.
	Deutsche Bank AG, Netherlands (operating through its Paris branch)
Germany	Deutsche Bank AG

Ghana	Barclays Bank of Ghana Limited
Greece	National Bank of Greece S.A.
Guinea-Bissau	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Hong Kong	Standard Chartered Bank (Hong Kong) Limited

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Hungary	HVB Bank Hungary Rt.
Iceland	Kaupthing Bank hf.
India	Deutsche Bank AG
	The Hongkong and Shanghai Banking Corporation Limited
Indonesia	Deutsche Bank AG
Ireland	Bank of Ireland
Israel	Bank Hapoalim B.M.
Italy	BNP Paribas Securities Services, S.A.
	Deutsche Bank S.p.A.
Ivory Coast	Societe Generale de Banques en Cote d'Ivoire
Jamaica	Bank of Nova Scotia Jamaica Ltd.
Japan	Mizuho Corporate Bank Ltd.
	Sumitomo Mitsui Banking Corporation
Jordan	HSBC Bank Middle East (as delegate of the Hongkong and Shanghai Banking Corporation Limited)
Kazakhstan	HSBC Bank Kazakhstan (as delegate of the Hongkong and Shanghai Banking Corporation Limited)
Kenya	Barclays Bank of Kenya Limited
Republic of Korea	Deutsche Bank AG

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET

GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C> The Hongkong and Shanghai Banking Corporation Limited
Latvia	A/s Hansabanka
Lebanon	HSBC Bank Middle East (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Lithuania	SEB Vilniaus Bankas AB
Malaysia	Standard Chartered Bank Malaysia Berhad
Mali	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Malta	The Hongkong and Shanghai Banking Corporation Limited
Mauritius	The Hongkong and Shanghai Banking Corporation Limited
Mexico	Banco Nacional de Mexico S.A.
Morocco	Attijariwafa bank
Namibia	Standard Bank Namibia Limited
Netherlands	Deutsche Bank AG
New Zealand	Westpac Banking Corporation
Niger	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Nigeria	Stanbic Bank Nigeria Limited
Norway	Nordea Bank Norge ASA
Oman	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Pakistan	Deutsche Bank AG
Palestine	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Panama	HSBC Bank (Panama) S.A.
Peru	Citibank del Peru, S.A.
Philippines	Standard Chartered Bank

Poland	Bank Handlowy w Warszawie S.A.
Portugal	Banco Comercial Portugues S.A.
Puerto Rico	Citibank N.A.
Qatar	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Romania	ING Bank N.V.
Russia	ING Bank (Eurasia) ZAO, Moscow
Senegal	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Serbia	HVB Bank Serbia and Montenegro a.d.
Singapore	DBS Bank Limited
	United Overseas Bank Limited
Slovak Republic	Ceskoslovenska Obchodni Banka, A.S., pobocka zahranicnej banky v SR
Slovenia	Bank Austria Creditanstalt d.d. - Ljubljana

</TABLE>

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
South Africa	Nedbank Limited
	Standard Bank of South Africa Limited
Spain	Deutsche Bank S.A.E.
Sri Lanka	The Hongkong and Shanghai Banking Corporation Limited
Swaziland	Standard Bank Swaziland Limited
Sweden	Skandinaviska Enskilda Banken AB
Switzerland	UBS AG
Taiwan - R.O.C.	Central Trust of China
Thailand	Standard Chartered Bank (Thai) Public Company Limited
Togo	via Societe Generale de Banques en Cote d'Ivoire, Abidjan, Ivory Coast
Trinidad & Tobago	Republic Bank Limited
Tunisia	Banque Internationale Arabe de Tunisie
Turkey	Citibank, A.S.
Uganda	Barclays Bank of Uganda Limited

Ukraine	ING Bank Ukraine
United Arab Emirates	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
United Kingdom	State Street Bank and Trust Company, United kingdom Branch

</TABLE>

6

<PAGE>

SCHEDULE A

STATE STREET
GLOBAL CUSTODY NETWORK
SUBCUSTODIANS

<TABLE>
<CAPTION>

COUNTRY	SUBCUSTODIAN
<S>	<C>
Uruguay	BankBoston, N.A.
Venezuela	Citibank, N.A.
Vietnam	The Hongkong and Shanghai Banking Corporation Limited
Zambia	Barclays Bank of Zambia Plc.
Zimbabwe	Barclays Bank of Zimbabwe Limited

</TABLE>

7

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Argentina	Caja de Valores S.A.
Australia	Austraclear Limited
Austria	Oesterreichische Kontrollbank AG (Wertpapiersammelbank Division)
Bahrain	Clearing, Settlement, and Depository System of the Bahrain Stock Exchange
Bangladesh	Central Depository Bangladesh Limited
Belgium	Banque Nationale de Belgique
	Euroclear Belgium
Benin	Depositaire Central - Banque de Reglement
Bermuda	Bermuda Securities Depository

Brazil (CETIP)	Central de Custodia e de Liquidacao Financeira de Titulos Privados
	Companhia Brasileira de Liquidacao e Custodia
	Sistema Especial de Liquidacao e de Custodia (SELIC)
Bulgaria	Bulgarian National Bank
	Central Depository AD
Burkina Faso	Depositaire Central - Banque de Reglement
Canada	The Canadian Depository for Securities Limited
Chile	Deposito Central de Valores S.A.
People's Republic	China Securities Depository and Clearing Corporation Limited

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
of China	Shanghai Branch
	China Securities Depository and Clearing Corporation Limited Shenzhen Branch
Colombia	Deposito Central de Valores
	Deposito Centralizado de Valores de Colombia S..A. (DECEVAL)
Costa Rica	Central de Valores S.A.
Croatia	Sredisnja Depozitarna Agencija d.d.
Cyprus	Central Depository and Central Registry
Czech Republic	Czech National Bank
	Stredisko cennych papiru - Ceska republika
Denmark	Vaerdipapircentralen (Danish Securities Center)
Egypt	Misr for Clearing, Settlement, and Depository S.A.E.
	Central Bank of Egypt
Estonia	AS Eesti Vaartpaberikeskus
Finland	Suomen Arvopaperikeskus Oy
France	Euroclear France
Germany	Clearstream Banking AG, Frankfurt
Greece	Apothetirion Titlon AE - Central Securities Depository
	Bank of Greece,

	System for Monitoring Transactions in Securities in Book-Entry Form
Guinea-Bissau	Depositaire Central - Banque de Reglement

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Hong Kong	Central Moneymarkets Unit
	Hong Kong Securities Clearing Company Limited
Hungary	Kozponti Elszamolohaz es Ertektar (Budapest) Rt. (KELER)
Iceland	Icelandic Securities Depository Limited
India	Central Depository Services (India) Limited
	National Securities Depository Limited
	Reserve Bank of India
Indonesia	Bank Indonesia
	PT Kustodian Sentral Efek Indonesia
Israel	Tel Aviv Stock Exchange Clearing House Ltd. (TASE Clearinghouse)
Italy	Monte Titoli S.p.A.
Ivory Coast	Depositaire Central - Banque de Reglement
Jamaica	Jamaica Central Securities Depository
Japan	Bank of Japan - Net System
	Japan Securities Depository Center (JASDEC) Incorporated
Jordan	Securities Depository Center
Kazakhstan	Central Securities Depository
Kenya	Central Depository and Settlement Corporation Limited
	Central Bank of Kenya

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Republic of Korea	Korea Securities Depository
Latvia	Latvian Central Depository
Lebanon	Banque du Liban
	Custodian and Clearing Center of Financial Instruments for Lebanon and the Middle East (Midclear) S.A.L.
Lithuania	Central Securities Depository of Lithuania
Malaysia	Bank Negara Malaysia
	Bursa Malaysia Depository Sdn. Bhd.
Mali	Depositaire Central - Banque de Reglement
Malta	Central Securities Depository of the Malta Stock Exchange
Mauritius	Bank of Mauritius
	Central Depository and Settlement Co. Ltd.
Mexico	S.D. INDEVAL, S.A. de C.V.
Morocco	Maroclear
Namibia	Bank of Namibia
Netherlands	Euroclear Nederland
New Zealand	New Zealand Central Securities Depository Limited
Niger	Depositaire Central - Banque de Reglement

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Nigeria	Central Securities Clearing System Limited
Norway	Verdipapirsentralen (Norwegian Central Securities Depository)
Oman	Muscat Depository & Securities Registration Company, SAOC
Pakistan	Central Depository Company of Pakistan Limited
	State Bank of Pakistan
Palestine	Clearing, Depository and Settlement, a department of the Palestine Stock Exchange
Panama	Central Latinoamericana de Valores, S.A. (LatinClear)

Peru	Caja de Valores y Liquidaciones, Institucion de Compensacion y Liquidacion de Valores S.A
Philippines	Philippine Depository & Trust Corporation
	Registry of Scripless Securities (ROSS) of the Bureau of Treasury
Poland	Rejestr Papierow Wartosciowych
	Krajowy Depozyt Papierow Wartosciowych S.A.
Portugal	INTERBOLSA - Sociedade Gestora de Sistemas de Liquidacao e de Sistemas Centralizados de Valores Mobiliarios, S.A.
Qatar	Central Clearing and Registration (CCR), a department of the Doha Securities Market
Romania	Bucharest Stock Exchange Registry Division
	National Bank of Romania
Russia	Vneshtorgbank, Bank for Foreign Trade of the Russian Federation

</TABLE>

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
Senegal	Depositaire Central - Banque de Reglement
Serbia	Central Registrar and Central Depository for Securities
Singapore	The Central Depository (Pte) Limited
	Monetary Authority of Singapore
Slovak Republic	Naodna banka slovenska
	Centralny depozitar cennych papierov SR, a.s.
Slovenia	KDD - Centralna klirinsko depotna druzba d.d.
South Africa	Share Transactions Totally Electronic (STRATE) Ltd.
Spain	IBERCLEAR
Sri Lanka	Central Depository System (Pvt) Limited
Sweden	Vardepapperscentralen VPC AB (Swedish Central Securities Depository)
Switzerland	SegaIntersettle AG (SIS)
Taiwan - R.O.C.	Taiwan Depository and Clearing Corporation
Thailand	Thailand Securities Depository Company Limited

Togo	Depositaire Central - Banque de Reglement
Trinidad and Tobago	Trinidad and Tobago Central Bank
Tunisia	Societe Tunisienne Interprofessionelle pour la Compensation

</TABLE>

6

<PAGE>

SCHEDULE B

STATE STREET
GLOBAL CUSTODY NETWORK
DEPOSITORIES OPERATING IN NETWORK MARKETS

<TABLE>
<CAPTION>

COUNTRY	DEPOSITORIES
<S>	<C>
	et de Depots des Valeurs Mobilieres (STICODEVAM)
Turkey	Central Bank of Turkey
	Central Registry Agency
Uganda	Bank of Uganda
Ukraine	Mizhregionalny Fondovy Souz
	National Bank of Ukraine
United Arab Emirates	Clearing and Depository System, a department of the Dubai Financial Market
United Kingdom	CrestCo.
Uruguay	Banco Central del Uruguay
Venezuela	Banco Central de Venezuela
	Caja Venezolana de Valores
Vietnam	Vietnam Securities Depository
Zambia	Bank of Zambia
	LuSE Central Shares Depository Limited
TRANSNATIONAL	
Euroclear	
Clearstream Banking, S.A.	

</TABLE>

7

<PAGE>

SCHEDULE C

MARKET INFORMATION

<TABLE>
<CAPTION>

PUBLICATION/TYPE OF INFORMATION -------------------------------	BRIEF DESCRIPTION -----------------
<S> (SCHEDULED FREQUENCY)	<C>
The Guide to Custody in World Markets (hardcopy annually and regular website updates)	An overview of settlement and safekeeping procedures, custody practices and foreign investor considerations for the markets in which State Street offers custodial services.
Global Custody Network Review (annually)	Information relating to Foreign Sub-Custodians in State Street's Global Custody Network. The Review stands as an integral part of the materials that State Street provides to its U.S. mutual fund clients to assist them in complying with SEC Rule 17f-5. The Review also gives insight into State Street's market expansion and Foreign Sub-Custodian selection processes, as well as the procedures and controls used to monitor the financial condition and performance of our Foreign Sub-Custodian banks.
Securities Depository Review (annually)	Custody risk analyses of the Foreign Securities Depositories presently operating in Network markets. This publication is an integral part of the materials that State Street provides to its U.S. mutual fund clients to meet informational obligations created by SEC Rule 17f-7.
Global Legal Survey (annually)	With respect to each market in which State Street offers custodial services, opinions relating to whether local law restricts (i) access of a fund's independent public accountants to books and records of a Foreign Sub-Custodian or Foreign Securities System, (ii) a fund's ability to recover in the event of bankruptcy or insolvency of a Foreign Sub-Custodian or Foreign Securities System, (iii) a fund's ability to recover in the event of a loss by a Foreign Sub-Custodian or Foreign Securities System, and (iv) the ability of a foreign investor to convert cash and cash equivalents to U.S. dollars.
Subcustodian Agreements (annually)	Copies of the contracts that State Street has entered into with each Foreign Sub-Custodian that maintains U.S. mutual fund assets in the markets in which State Street offers custodial services.
Global Market Bulletin (daily or as necessary)	Information on changing settlement and custody conditions in markets where State Street offers custodial services. Includes changes in market and tax regulations, depository developments, dematerialization information, as well as other market changes that may impact State Street's clients.
Foreign Custody Advisories (as necessary)	For those markets where State Street offers custodial services that exhibit special risks or infrastructures impacting custody, State Street issues market advisories to highlight those unique market factors which might impact our ability to offer recognized custody service levels.
Material Change Notices (presently on a quarterly basis or as otherwise necessary)	Informational letters and accompanying materials confirming State Street's foreign custody arrangements, including a summary of material changes with Foreign Sub-Custodians that have occurred during the previous quarter. The notices also identify any material changes in the custodial risks associated with maintaining assets with Foreign Securities Depositories.

</TABLE>

<PAGE>

REMOTE ACCESS SERVICES ADDENDUM

To Custodian Contract by and between State Street Bank and Trust Company and each registered investment company identified on the signature page hereto, dated February 8, 2007

State Street and its subsidiaries have developed proprietary accounting and other systems which we utilize in conjunction with the services we provide to you (the "Systems"). In this regard, we maintain certain information in databases under our control and ownership that we make available on a remote basis to our customers (the "Remote Access Services").

The Services. This addendum shall govern use of all Systems that State Street may from time to time agree to provide you, the Customer, and your designated investment advisors, consultants or other third parties authorized by State Street who agree to abide by the terms of this Addendum ("Authorized Designees") in order to provide Remote Access Services for the purpose of obtaining and analyzing reports and information.

Security Procedures. You agree to comply, and to cause your Authorized Designees to comply, with remote access operating standards and procedures and with user identification or other password control requirements and other security procedures as may be issued from time to time by State Street for use of the Systems and access to the Remote Access Services. You agree to advise State Street immediately in the event that you learn or have reason to believe that any person to whom you have given access to the Systems or the Remote Access Services has violated or intends to violate the terms of this Addendum and you will cooperate with State Street in seeking injunctive or other equitable relief. You agree to discontinue use of the Systems and Remote Access Services, if requested, for any security reasons cited by State Street.

Fees. Fees and charges (if any) for the use of the Systems and the Remote Access Services and related payment terms shall be as set forth in the fee schedule in effect from time to time between the parties (the "Fee Schedule"). You shall be responsible for any tariffs, duties or taxes imposed or levied by any government or governmental agency by reason of the transactions contemplated by this Addendum, including, without limitation, federal, state and local taxes, use, value added and personal property taxes (other than income, franchise or similar taxes which may be imposed or assessed against State Street). Any claimed exemption from such tariffs, duties or taxes shall be supported by proper documentary evidence delivered to State Street.

Proprietary Information/Injunctive Relief. The Systems and Remote Access Services and the databases, computer programs, screen formats, report formats, interactive design techniques, formulae, processes, systems, software, know-how, algorithms, programs, training aids, printed materials, methods, books, records, files, documentation and other information made available to you by State Street as part of the Remote Access Services and through the use of the Systems and all copyrights, patents, trade secrets and other proprietary rights of State Street and its relevant licensors related thereto are the exclusive, valuable and confidential property of State Street and its relevant licensors, as applicable (the "Proprietary Information").

You agree on behalf of yourself and your Authorized Designees to keep the Proprietary Information confidential and to limit access to your employees and Authorized Designees (under a similar duty of confidentiality) who require access to the Systems for the purposes intended. The foregoing shall not apply to Proprietary Information in the public domain or required by law to be made public.

<PAGE>

You agree to use the Remote Access Services only in connection with the proper purposes of this Addendum. You will not, and will cause your employees and Authorized Designees not to, (i) permit any third party to use the Systems or the Remote Access Services, (ii) sell, rent, license or otherwise use the Systems or the Remote Access Services in the operation of a service bureau or for any purpose other than as expressly authorized under this Addendum, (iii) use the Systems or the Remote Access Services for any fund, trust or other investment vehicle without the prior written consent of State Street, or (iv) allow or cause any information transmitted from State Street's databases, including data from third party sources, available through use of the Systems or the Remote Access Services, to be redistributed or retransmitted for other than use for or on behalf of yourself, as our Customer.

You agree that neither you nor your Authorized Designees will modify the Systems in any way, enhance or otherwise create derivative works based upon the Systems, nor will you or your Authorized Designees reverse engineer, decompile or otherwise attempt to secure the source code for all or any part of the Systems.

You acknowledge that the disclosure of any Proprietary Information, or of any information which at law or equity ought to remain confidential, will immediately give rise to continuing irreparable injury inadequately compensable in damages at law, and that State Street and its licensor, if applicable, shall be entitled to obtain immediate injunctive relief against the breach or threatened breach of any of the foregoing undertakings, in addition to any other legal remedies which may be available.

Limited Warranties. State Street represents and warrants that it has the right to grant access to the Systems and to provide the Remote Access Services contemplated herein. Because of the nature of computer information technology, including but not limited to the use of the Internet, and the necessity of relying upon third-party sources, and data and pricing information obtained from third parties, the Systems and Remote Access Services are provided "AS IS", and you and your Authorized Designees shall be solely responsible for the investment decisions, results obtained, regulatory reports and statements produced using the Remote Access Services. State Street and its relevant licensors will not be liable to you or your Authorized Designees for any direct or indirect, special, incidental, punitive or consequential damages arising out of or in any way connected with the Systems or the Remote Access Services, nor shall either party be responsible for delays or nonperformance under this Addendum arising out of any cause or event beyond such party's control.

EXCEPT AS EXPRESSLY SET FORTH IN THIS ADDENDUM, STATE STREET FOR ITSELF AND ITS RELEVANT LICENSORS EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES CONCERNING THE SYSTEM AND THE SERVICES TO BE RENDERED HEREUNDER, WHETHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Infringement. State Street will defend or, at our option, settle any claim or action brought against you to the extent that it is based upon an assertion that access to any proprietary System developed and owned by State Street or use of the Remote Access Services through any such proprietary System by you under this Addendum constitutes direct infringement of any United States patent or copyright or misappropriation of a trade secret, provided that you notify State

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Street promptly in writing of any such claim or proceeding and cooperate with State Street in the defense of such claim or proceeding. Should any such proprietary System or the Remote Access Services accessed thereby or any part thereof become, or in State Street's opinion be likely to become, the subject of a claim of infringement or the like under the patent or copyright or trade secret laws of the United States, State Street shall have the right, at State Street's sole option, to (i) procure for you the right to continue using such System or Remote Access Services, (ii) replace or modify such System or Remote Access Services so that the System or the Remote Access Services becomes non-infringing, or (iii) terminate access to the Remote Access Services without further obligation.

Termination. Either party may terminate access to the Remote Access Services (i) for any reason by giving the other party at least one-hundred and eighty (180) days' prior written notice in the case of notice of termination by State Street to you or thirty (30) days' notice in the case of notice from you to State Street of termination, or (ii) immediately for failure of the other party to comply with any material term and condition of the Addendum by giving the other party written notice of termination. In the event of termination, you will return to State Street all Proprietary Information in your possession or in the possession of your Authorized Designees. The foregoing provisions with respect to confidentiality and infringement will survive termination for a period of three (3) years.

Miscellaneous. Except as provided in the next sentence, this Addendum constitutes our entire understanding with respect to access to the Systems and the Remote Access Services. If any State Street custody, accounting or other services agreement with you contains terms and conditions relating to computer systems or data access, this Addendum shall constitute an amendment and supplement to them, and in the event of any inconsistency the provisions providing the greatest benefit to State Street shall control. This Addendum cannot be modified or altered except in a writing duly executed by both of us and shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

[next page is signature page]

3

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CONFIRMED AND AGREED:

Each of the following registered investment companies acting with respect to each of its series, if any, or, if it has no such series, acting for itself, severally and not jointly

HARTFORD SERIES FUND, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

THE HARTFORD MUTUAL FUNDS, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

THE HARTFORD MUTUAL FUNDS II, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

HARTFORD HLS SERIES FUND II, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

HARTFORD INCOME SHARES FUND, INC.

By: /s/ Tamara L. Fagely

Name: Tamara L. Fagely
Title: Vice President

4

</TEXT>
</DOCUMENT>

EXHIBIT 7

<DOCUMENT>
<TYPE>EX-99.H.(I)
<SEQUENCE>5
<FILENAME>b62326lcexv99whwxiy.txt
<DESCRIPTION>TRANSFER AGENCY AND SERVICE AGREEMENT
<TEXT>
<PAGE>

EXECUTION COPY

Exhibit h.1
TRANSFER AGENCY AND SERVICE AGREEMENT

AGREEMENT made as of the 1 day of February, 2006, by and among The Hartford Mutual Funds, Inc., a Maryland corporation, having its principal office and place of business at 200 Hopmeadow Street, Simsbury, Connecticut 06089 and Hartford Mutual Funds II, Inc, a Maryland corporation having its principal office and place of business at 200 Hopmeadow Street, Simsbury, Connecticut 06089 (together, the "Funds"), and Hartford Administrative Services Company ("HASCO"), having its principal office and place of business at 500 Bielenberg Drive, Woodbury, Minnesota 55125. This Agreement is intended to take effect as if entered into among the Funds on behalf of each of its series of shares (each a "Portfolio"), severally, and HASCO, and the provisions of this Agreement shall be construed accordingly.

WHEREAS, the Funds are authorized to issue shares in separate series and classes within each series; and

WHEREAS, the Funds, on behalf of each Portfolio, desire to appoint HASCO as transfer agent, dividend disbursing agent and agent in connection with certain other activities, and HASCO desires to accept such appointment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. TERMS OF APPOINTMENT; DUTIES OF HASCO

1.1 Subject to the terms and conditions set forth in this Agreement, the Funds, on behalf of the Portfolios, hereby employ and appoint HASCO to act as, and HASCO agrees to act as its transfer agent for each of the Funds' authorized and issued shares of its common stock ("Shares"), dividend disbursing agent and agent, in connection with any accumulation, open-account or similar plans provided to the shareholders of each of the respective Portfolios of the Funds ("Shareholders") and set out in the currently effective prospectuses and statements of additional information ("prospectuses") of the Funds.

1.2 HASCO agrees that it will perform the following services:

(a) In accordance with procedures as may be established from time to time by agreement between the Funds on behalf of each of the Portfolios, as applicable and HASCO, HASCO shall:

(i) Receive for acceptance, orders for the purchase of Shares, and promptly deliver payment and appropriate documentation thereof to the custodian of the Funds (the "Custodian");

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(ii) Pursuant to purchase orders, issue the appropriate number of Shares and hold such Shares in the appropriate Shareholder accounts;

(iii) Receive for acceptance redemption requests and redemption directions and deliver the appropriate documentation thereof to the Custodian;

(iv) In respect to the transactions in items (i), (ii) and (iii) above, HASCO is authorized to accept purchase orders and redemption requests from broker-dealers authorized by the Funds and from investors;

(v) At the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the manner requested such monies to the redeeming Shareholders;

(vi) Effect transfers of Shares by the registered owners thereof upon receipt of appropriate instructions;

(vii) Prepare and transmit payments for dividends and distributions declared by the Funds on behalf of each Portfolio; and effect (as requested by Shareholders) the reinvestment thereof;

(viii) Maintain Shareholder account records and advise the Funds and their Shareholders as to the foregoing;

(ix) Record the issuance of shares of the Funds and maintain pursuant to SEC Rule 17Ad-10(e) a record of the total number of Shares that are authorized, issued and outstanding. HASCO shall also provide the Funds on a regular basis with the total number of shares that are authorized, issued and outstanding and shall have no obligation, when recording the issuance of shares, to be responsible for any laws relating to the issue or sale of such shares, which function shall be the sole responsibility of the Funds; and

(x) Upon instruction from the principal underwriter of the Funds, deduct applicable front end sales charges from purchase payments and applicable deferred sales charges from redemption payments and remit them to the appropriate party.

(b) In addition to the services set forth in paragraph (a), HASCO shall (i) perform the customary services of a transfer agent, dividend disbursing agent and, as relevant, agent in connection with accumulation, open-account or other similar plans (including without limitation any periodic

<PAGE>

investment plan or periodic withdrawal program), including but not limited to: maintaining Shareholder accounts, preparing Shareholder meeting lists, mailing proxies, mailing Shareholder reports and prospectuses to current Shareholders, withholding taxes on U.S. resident and non-resident alien accounts, preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required with respect to dividends and distributions by federal authorities for all Shareholders, preparing and mailing confirmation forms and statements of account to Shareholders for purchases and redemptions of Shares and other confirmable transactions in Shareholder accounts (as are required by law), preparing and mailing activity statements for Shareholders, and providing Shareholder account information, and (ii) provide a system which will enable the Funds to monitor the total shares sold in each state.

(c) The Funds shall (i) identify to HASCO in writing those transactions and assets to be treated as exempt from blue sky reporting for each State and (ii) verify the establishment of transactions for each State on the system prior to activation and thereafter monitor the daily activity for each State. The responsibility of HASCO for the Fund's blue sky State registration status is solely limited to the initial establishment of transactions subject to blue sky compliance by the Funds and the reporting of such transactions to the Funds as provided above.

(d) HASCO may, in its discretion and without further consent on the part of the Funds, subcontract with a sub-transfer agent or broker-dealer (each a "Designated Partner") for the performance of HASCO's obligations to provide services hereunder to accounts of Shareholders who are clients of such Designated Partner, provided, further, that HASCO shall be as fully responsible to the Funds for the acts and omissions of any Designated Partner as it is for its own acts and omissions.

(e) HASCO may, in its discretion and without further consent on the part of the Funds, appoint third party plan administrators (each a "TPA") to provide record keeping and related services to participants in plans which are Shareholders in the Funds, provided that HASCO shall be as fully responsible to the Funds for the acts and omissions of any TPA as it is for its own acts and omissions.

(f) HASCO shall provide additional services on behalf of the Funds (e.g., escheatment services) which may be agreed upon in writing between the Funds and HASCO.

(g) HASCO shall provide all services necessary to monitor shareholder activity in the funds in order to detect and prevent market timing and excessive trading in shares of the Funds as described in the Policies and Procedures Relating to Market Timing and Excessive Trading in Shares of

<PAGE>

the Funds, as such may be amended by the Board of Directors of the Funds from time to time.

(h) HASCO will ensure Designated Partners and TPAs appointed by HASCO shall agree (i) to provide HASCO with information regarding trading in Fund shares by participant accounts sufficient to enable HASCO to enforce the market timing policy set forth in the Funds' prospectus; and (ii) to the extent required by Rule 22c-2 under the Investment Company Act of 1940, to execute HASCO's instructions to restrict or prohibit further purchases or exchanges of Fund shares by a specific participant who has violated the Funds' policy.

(i) HASCO hereby acknowledges receipt of a copy of the Funds' anti-money laundering ("AML") compliance program, and HASCO agrees to implement the requirements of the AML compliance program with respect to purchases of the Funds' shares. In accordance with mutually-agreed procedures, HASCO shall use its best efforts in carrying out such agreed functions consistent with the requirements of the Funds' AML program. The Funds acknowledge that their Shareholders are customers of the Funds and not customers of HASCO and the Funds retain legal responsibility under the USA PATRIOT Act for AML compliance with respect to transactions in their shares. HASCO agrees to cooperate with any request from examiners of United States Government agencies having jurisdiction over the Funds for information and records relating to the Funds' AML program and consents to inspection by such examiners for this purpose.

(j) In accordance with Regulation S-P of the Securities and Exchange Commission, "Nonpublic Personal Information" includes (1) all personally identifiable financial information; (2) any list, description, or other grouping of consumers (and publicly available information pertaining to them) that is derived using any personally identifiable financial information that is not publicly available information; and (3) any information derived therefrom. HASCO must not use or disclose Nonpublic Personal Information for any purpose other than to carry out the purpose for which Nonpublic Personal Information was provided to HASCO as set forth in this Agreement, and agrees to cause its employees, agents, representatives, or any other party to whom HASCO may provide access to or disclose Nonpublic Personal Information to limit the use and disclosure of Nonpublic Personal Information to that purpose. HASCO agrees to implement appropriate measures designed to ensure the security and confidentiality of Nonpublic Personal Information, to protect such information against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to, or use of, Nonpublic Personal Information that could result in substantial harm or inconvenience to any customer of the Funds. HASCO

<PAGE>

further agrees to cause all its agents, representatives, subcontractors, or any other party to whom HASCO may provide access to, or disclose, Nonpublic Personal Information to implement appropriate measures designed to meet the objectives set forth in this paragraph. With respect only to the provisions of this Section, HASCO agrees to indemnify and hold harmless the Funds and any officer or director or trustee of the Board ("Board member"), against losses, claims, damages, expenses, or liabilities to which the Funds, or any officer or Board member of the Funds, may become subject as the result of (1) a material breach of the provisions of this section of the Agreement or (2) any acts or omissions of HASCO, or of any of its officers, directors, employees, representatives, subcontractors or agents, that are not in accordance with this Agreement, including, but not limited to, any violation of any federal statute or regulation. Notwithstanding the foregoing, no party shall be entitled to indemnification pursuant to this Section if such loss, claim, damage, expense, or liability is due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of duty by the party seeking indemnification.

(k) Procedures establishing criteria to be used by HASCO in selecting Designated Partners and TPAs with respect to these services in this Section 1 shall be established from time to time by agreement between the Funds on behalf of each Portfolio and HASCO.

2. FEES AND EXPENSES

2.1 For the performance by HASCO pursuant to this Agreement, the Funds agree on behalf of each of the Portfolios to pay HASCO an annual maintenance fee (the "TA Fee") for each Shareholder Participant Account (as defined below) per Portfolio according to the Fee Schedule attached hereto as Exhibit A. Such fees and out-of-pocket expenses and advances identified under Section 2.2 below may be changed from time to time subject to mutual written agreement between the Funds and HASCO. A "Shareholder Participant Account" shall mean (i) any shareholder account maintained on the books and records of HASCO, (ii) any shareholder account maintained on the books and records of a Designated Partner appointed by HASCO pursuant to Section 1.2(d), and (iii) the account of any plan participant that is a beneficial owner of Shares which is maintained on the books and records of a TPA engaged by HASCO pursuant to Section 1.2(e).

2.2 Unless otherwise provided in Exhibit A hereto, in addition to the fee paid under Section 2.1 above, the Funds agree on behalf of each of the Portfolios to reimburse HASCO for reasonable out-of-pocket expenses specifically incurred and directly related to the services provided hereunder, including but not limited to: confirmation production, postage, forms, telephone, microfilm, microfiche, tabulating proxies, records storage, or advances incurred by HASCO for the items

<PAGE>

set out in the fee schedule attached hereto. In addition, any other expenses incurred by HASCO at the request or with the consent of the Funds, will be reimbursed by the Funds on behalf of the applicable Portfolio.

2.3 The Funds agree on behalf of each of the Portfolios to pay all fees and reimbursable expenses within fifteen days following the receipt of the respective billing notice. Postage for mailing of dividends, proxies, Fund reports and other mailings to all Shareholders Participant Accounts shall be advanced to HASCO by the Funds at least seven (7) days prior to the mailing date of such materials.

3. REPRESENTATIONS AND WARRANTIES OF HASCO

HASCO represents and warrants to the Funds that:

3.1 It is a corporation duly organized and existing and in good standing under the laws of Minnesota.

3.2 It is duly qualified to carry on its business in the State of Minnesota and is duly registered as a transfer agent pursuant to Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended.

3.3 It is empowered under applicable laws and by its Charter and By-Laws to enter into and perform this Agreement.

3.4 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

3.5 It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

3.6 It has and will continue to have necessary procedures and policies in place reasonably designed to comply with Rule 38a -1 of the Investment Company Act of 1940, as amended.

4. REPRESENTATIONS AND WARRANTIES OF THE FUNDS

The Funds represent and warrant to HASCO that:

4.1 They are each corporations duly organized and existing and in good standing under the laws of the State of Maryland.

4.2 Each is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement.

4.3 All corporate proceedings required by such Articles of Incorporation and By-Laws have been taken to authorize them to enter into and perform this Agreement.

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4.4 Each is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended.

4.5 A registration statement under the Securities Act of 1933, as amended, is currently effective, and will remain in effect, for each series and class of Shares, and appropriate securities law filings have been made and will continue to be made with the SEC with respect to all of the Funds. The Funds shall notify HASCO when such registration statement shall have been amended to include additional series of the Fund and shall notify HASCO if such registration statement or any state securities registration or qualification has been terminated or a stop order has been entered with respect to the Shares.

5. DATA ACCESS AND PROPRIETARY INFORMATION

5.1 The Funds acknowledge that the data bases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Funds by HASCO as part of their ability to access certain Funds-related data ("Customer Data") maintained by HASCO on data bases under the control and ownership of HASCO ("Data Access Services") constitute copyrighted, trade secret, or other proprietary information (collectively, "Proprietary Information") of substantial value to HASCO or other third party. In no event shall Proprietary Information be deemed Customer Data. The Funds agree to treat all Proprietary Information as proprietary to HASCO and further agree that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder. Without limiting the foregoing, the Funds agree for themselves and their employees and agents:

(a) to access Customer Data solely from locations as may be designated in writing by HASCO and solely in accordance with HASCO's applicable user documentation;

(b) to refrain from copying or duplicating in any way the Proprietary Information;

(c) to refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform in a timely manner of such fact and dispose of such information in accordance with HASCO's instructions;

(d) to refrain from causing or allowing the data acquired hereunder from being retransmitted to any other computer facility or other location, except with the prior written consent of HASCO;

(e) that the Funds shall have access only to those authorized transactions agreed upon by the parties;

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(f) to honor all reasonable written requests made by HASCO to protect at HASCO' expense the rights of HASCO in Proprietary Information at common law, under federal copyright law and under other federal or state law.

5.2 Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section 5. The obligations of this Section shall survive any termination of this Agreement.

5.3 If the Funds notify HASCO that any of the Data Access Services do not operate in material compliance with the most recently issued user documentation for such services, HASCO shall endeavor in a timely manner to correct such failure. Organizations from which HASCO may obtain certain data included in the Data Access Services are solely responsible for the contents of such data and the Funds agree to make no claim against HASCO arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof. DATA ACCESS SERVICES AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN AS IS, AS AVAILABLE BASIS. HASCO EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

6. INDEMNIFICATION

6.1 HASCO shall not be responsible for, and the Funds shall, on behalf of the applicable Portfolio, indemnify and hold HASCO harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to:

(a) All actions of HASCO or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence or willful misconduct.

(b) Lack of good faith, negligence or willful misconduct on the part of the Funds or the breach of any representation or warranty of the Funds hereunder.

(c) The reliance on or use by HASCO or its agents or subcontractors of information, records, documents or services which (i) are received by HASCO or its agents or subcontractors, and (ii) have been prepared, maintained or performed by the Funds or any other person or firm on behalf of the Funds.

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(d) The reliance on, or the carrying out by HASCO or its agents or subcontractors of any instructions or requests of the Funds on behalf of the applicable Portfolio.

(e) The offer or sale of Shares in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state or in violation of any stop order or other determination or ruling by any federal agency or any state with respect to the offer or sale of such Shares in such state, unless such violation is the result of HASCO's or HASCO's affiliate's negligent or willful failure to comply with the provisions of Section 1.2 of this Agreement.

6.2 At any time HASCO may apply to any officer of the Funds for instructions, and may consult with legal counsel to the Funds with respect to any matter arising in connection with the services to be performed by HASCO under this Agreement, and HASCO and its agents or subcontractors (excluding Designated Partners and TPAs) shall not be liable and shall be indemnified by the Funds on behalf of the applicable Portfolio for any action taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel. HASCO, its agents and subcontractors (excluding Designated Partners and TPAs) shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Funds, reasonably believed to be genuine and to have been signed by the proper person or persons, or upon any instruction, information, data, records or documents provided HASCO or its agents or subcontractors (excluding Designated Partners and TPAs) by machine readable input, telex, CRT data entry or other similar means authorized by the Funds, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Funds. HASCO, its agents and subcontractors (excluding Designated Partners and TPAs) shall also be protected and indemnified in recognizing stock certificates which are reasonably believed to bear the proper manual of facsimile signatures of the officer or officers of the Funds, and the proper countersignature of any former transfer agent or registrar, or of a co-transfer agent or co-registrar.

6.3 The Funds shall not be responsible for, and HASCO shall indemnify and hold the Funds harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to failure by HASCO to comply with the terms of this Agreement due to HASCO's negligence or willful misconduct or the breach of any representation or warranty of HASCO hereunder.

6.4 In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

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Notwithstanding the above, HASCO shall not be excused from liability in the event any telecommunications, power or equipment (of HASCO, its agents or subcontractors) failures could have been avoided or minimized by such parties having maintained adequate industry standard backup systems or plan and a disaster recovery plan.

6.5 In order that the indemnification provisions contained in this Section 6 shall apply, upon the assertion of a claim for which the Funds may be required to indemnify HASCO, HASCO shall promptly notify the Funds of such assertion, and shall keep the Funds advised with respect to all developments concerning such claim. The Funds shall have the option to participate with HASCO in the defense of such claim or to defend against said claim in its own name or in the name of HASCO. HASCO shall in no case confess any claim or make any compromise in any case in which the Funds may be required to indemnify HASCO except with the Funds' prior written consent. For clarity, to the extent any obligation to provide indemnity under this Section 6 arises in respect of a Portfolio or Portfolios, the obligation so to indemnify shall be the obligation only of such Portfolio or Portfolios, and of no other Portfolio.

7. STANDARD OF CARE

HASCO shall at all times act in good faith, and agrees to use due care and its best efforts within reasonable limits to insure the accuracy of all services performed under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors unless said errors are caused by its negligence, bad faith, or willful misconduct or that of its employees, agents or subcontractors and its Designated Partners and TPAs.

8. COVENANTS OF THE FUNDS AND HASCO

8.1 The Funds shall on behalf of each of the Portfolios promptly furnish to HASCO the following:

(a) A certified copy of the resolution of the Board of Directors of the Funds authorizing the appointment of HASCO and the execution and delivery of this Agreement.

(b) A copy of the Articles of Incorporation and By-Laws of the Funds and all amendments thereto.

8.2 HASCO shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the Investment Company Act of 1940, as amended, and the Rules thereunder, HASCO agrees that all such records prepared or maintained by HASCO relating to the services to be performed by HASCO hereunder are the property of the Funds and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the

<PAGE>

Funds on and in accordance with its request. Records surrendered hereunder shall be in machine readable form, except to the extent that HASCO has maintained such a record only in paper form.

8.3 HASCO and the Funds agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

8.4 In case of any requests or demands for the inspection of the Shareholder records of the Funds, HASCO will notify the Funds and endeavor to secure instructions from an authorized officer of the Funds as to such inspection. HASCO reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to exhibit the Shareholder records to such person.

9. TERMINATION OF AGREEMENT

9.1 This Agreement may be terminated by either party upon ninety (90) days written notice to the other.

9.2 Should the Funds exercise their right to terminate, all out-of-pocket expenses associated with the movement of records and material will be borne by the Funds on behalf of the applicable Portfolio(s). Additionally, HASCO reserves the right to charge for any other reasonable expenses associated with such termination.

10. ADDITIONAL FUNDS

In the event that one or more of the Funds establishes one or more additional series or classes of Shares to which it desires to have HASCO render services as transfer agent under the terms hereof, it shall so notify HASCO in writing, and if HASCO agrees in writing to provide such services, such series or classes of Shares shall be included under this agreement.

11. ASSIGNMENT

11.1 Except as otherwise provided in Section 1 of this Agreement, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

11.2 This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

<PAGE>

12. AMENDMENT

This Agreement may be amended or modified by a written agreement executed by both parties and authorized or approved by a resolution of the Board of Directors of the Funds.

13. CONNECTICUT LAW TO APPLY

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of Connecticut.

14. CONSEQUENTIAL DAMAGES

No party to this Agreement shall be liable to another party for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder.

15. MERGER OF AGREEMENT

This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

16. COUNTERPARTS

This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

THE HARTFORD MUTUAL FUNDS, INC.,
Severally, on behalf of their respective
Series of Shares,

BY: /s/ Robert M. Arena

Name: Robert Arena

Title: Vice President

THE HARTFORD MUTUAL FUNDS II, INC.,
Severally, on behalf of their respective
Series of Shares,

BY: /s/ Robert M. Arena

Name: Robert Arena
Title: Vice President

HARTFORD ADMINISTRATIVE SERVICES COMPANY

BY: /s/ Denise A. Settimi

Name: Denise A. Settimi
Title: Operations Officer

-13-

<PAGE>

EXIBIT A

TA FEE SCHEDULE

CLASS A, B, AND C SHARES:

$25 per Shareholder Participant Account per Portfolio.

CLASS Y SHARES:

0.05% of assets in each Portfolio; provided however, that the annual aggregate TA Fee paid by the Funds for Class Y Shares shall not exceed $150,000.

The TA Fee shall include all out of pocket expenses otherwise payable by a Portfolio pursuant to Section 2.2 and 2.3 of the Agreement except for postage, solicitation, tabulation and printing expenses related to proxy solicitation, unless otherwise agreed to by the Funds and HASCO.
</TEXT>
</DOCUMENT>

EXHIBIT 8

<DOCUMENT>
<TYPE>EX-99.(H)(XIX)
<SEQUENCE>11
<FILENAME>b68643a1exv99wxhyxxixy.txt
<DESCRIPTION>TRANSFER AGENCY FEE WAIVER AGREEMENT
<TEXT>
<PAGE>

Exhibit H.(XIX)

TRANSFER AGENCY FEE WAIVER AGREEMENT

THIS AGREEMENT, dated as of February 6, 2008, between The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and collectively, the "Companies") on behalf of each series of the Companies (each a "Fund" and collectively, the "Funds") and Hartford Administrative Services Company (the "Transfer Agent").

WHEREAS, the Transfer Agent has been appointed the transfer agent of each of the Funds pursuant to a Transfer Agency and Service Agreement between each Company, on behalf of the Funds, and the Transfer Agent; and

WHEREAS, each Company and the Transfer Agent desire to enter into the arrangements described herein relating to the transfer agency fees of the Funds;

NOW, THEREFORE, each Company and the Transfer Agent hereby agree as follows:

1. For the period commencing November 1, 2007 through February 28, 2009, the Transfer Agent hereby agrees to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year for each class of shares for each Fund.

2. The reimbursement described in Section 1 above is not subject to recoupment by the Transfer Agent.

3. The Transfer Agent understands and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

4. This Agreement shall renew automatically for one-year terms unless the Transfer Agent provides written notice of termination prior to the start of such term.

<PAGE>

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE HARTFORD MUTUAL FUNDS, INC.

Name: /s/ Tamara L. Fagely

Tamara L. Fagely
Title: Vice President, Treasurer and Controller

THE HARTFORD MUTUAL FUNDS II, INC.

Name: /s/ Tamara L. Fagely

Tamara L. Fagely
Title: Vice President, Treasurer and Controller

HARTFORD ADMINISTRATIVE SERVICES COMPANY

Name: /s/ Robert Arena

Robert Arena
Title: Director and Senior Vice President

</TEXT>
</DOCUMENT>

EXHIBIT 9

<DOCUMENT>
<TYPE>EX-99.E.I
<SEQUENCE>19
<FILENAME>b45788h1exv99wewi.txt
<DESCRIPTION>PRINCIPAL UNDERWRITING AGREEMENT
<TEXT>
<PAGE>

EXHIBIT 99.e(i)

PRINCIPAL UNDERWRITING AGREEMENT

The ITT Hartford Mutual Funds, Inc. (the "Company")
on behalf of

ITT Hartford Capital Appreciation Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford International Opportunities Fund
ITT Hartford Small Company Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

July 22, 1996

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

Re: Underwriting Agreement

Gentlemen:

The Company is a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and has shares of capital stock (hereinafter the "Shares") representing interests in investment portfolios of the Company hereto (individually the "Fund" and collectively the "Funds") which are registered under the Securities Act of 1933, as amended (the "1933 Act") and securities acts of various states and jurisdictions.

You have informed us that your company, Hartford Securities Distribution Company ("HSD"), is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 (the "1934 Act") and that HSD is a member in good standing of the National Association of Securities Dealers, Inc. You have indicated your desire to become the exclusive selling agent and principal underwriter for the Company. We have been authorized to execute and deliver this Agreement to you, which Agreement has been approved by a vote of a majority of the company's directors (the "Directors") who are not parties to such Agreement or "interested persons" of any party thereto, cast in person at a meeting called for the purpose of voting on the Approval of this Agreement.

<PAGE>

1. Appointment of Underwriter. Upon the execution of this Agreement and in consideration of the agreements on your part herein expressed and upon the terms and conditions set forth herein, we hereby appoint you as the exclusive sales agent for distribution of the Shares (other than sales made directly by the Company without sales charge) and agree that we will deliver to you such shares as you may sell. You agree to use your best efforts to promote

the sale of the Shares, but you are not obligated to sell any specific number of the Shares.

2. Independent Contractor. You will undertake and discharge your obligations hereunder as an independent contractor and shall have no authority or power to obligate or bind the Company by your actions, conduct, or contracts, except that you are authorized to accept orders for the purchase or repurchase of the Shares as our agent. You may appoint sub-agents or distribute the Shares through dealers (or otherwise) as you may determine necessary or desirable from time to time. This Agreement shall not, however, be construed as authorizing any dealer or other person to accept orders for sale or repurchase on our behalf or to otherwise act as our agent for any purpose.

3. Offering Price. Shares shall be offered for sale at a price equivalent to their net asset value plus, as appropriate, a variable percentage of the public offering price as a sales load, as set forth in the Company's Prospectus for the Shares, as amended from time to time. On each business day on which the New York Stock Exchange is open for business, we will furnish you with the net asset value of the Shares, which shall be determined and become effective as of the close of business of the New York Stock Exchange on that day. The net asset value so determined shall apply to all orders for the purchase of the Shares received by dealers prior to such determination, and you are authorized in your capacity as our agent to accept orders and confirm sales at such net asset value; provided that, such dealers notify you of the time when they received the particular order and that the order is placed with you prior to your close of business on the day on which the applicable net asset value is determined. To the extent that our Shareholder Servicing and Transfer Agent (collectively "Agent") and the Custodian(s) for any pension, profit-sharing, employer or self-employed plan receive payments on behalf of the investors, such Agent and Custodian(s) shall be required to record the time of such receipt with respect to each payment, and the applicable net asset value shall be that which is next determined and effective after the time of receipt by them. In all events, you shall forthwith notify all of the dealers comprising your selling group and the Agent and Custodian(s) of the effective net asset value as received from us. Should we at any time calculate our net asset value more frequently than once each business day, you and we will follow procedures with respect to such additional price or prices comparable to those set forth above in this Section 3.

4. Sales Commission. (a) You shall be entitled to charge a sales commission on the sale of certain classes of Shares in the amount set forth in the Company's Prospectus (including any supplements or amendments thereto) then in effect under the 1933 Act and the 1940 Act. Such commission (subject to any quantity or other discounts or eliminations of commission as set forth in our then currently effective Prospectus) shall be an amount mutually agreed upon by the Company and HSD and shall be equal to the difference between the net asset value and the public offering price of the Shares.

<PAGE>

(b) In addition, in accordance with the distribution plans adopted pursuant to Rule 12b-1 under the 1940 Act (the "Distribution Plans") for certain classes of Shares, you will be entitled to be paid a sales commission not exceeding the product of the price received by the Company for sales of its Shares (excluding reinvestment of dividends and distributions) multiplied by the percentage set forth in the Prospectus and mutually agreed to by the Company and HSD from time to time. In connection with the Shares, you may also be entitled to be paid by the Company an interest fee (calculated in accordance with the Prospectus and the Distribution Plan). Payment of the sales commissions and separate interest fee, if applicable, shall be spread over a period of time and shall be paid in the manner described in such Prospectus and the Distribution Plan.

(c) In addition to the payments of the sales commissions to you provided for in paragraphs 4(a) and 4(b), you may also receive reimbursement for expenses or a maintenance or trail fee as may be required by and described in the Distribution Plans adopted by the Company for the various classes of Shares.

(d) You may allow appointed sub-agents or dealers such commissions or discounts (not exceeding the total sales commission) as you shall deem advisable, so long as any such commissions or discounts are set forth in the Company's then current Prospectus, to the extent required by the applicable federal and state securities laws.

5. Payment for Shares. At or prior to the time of delivery of any of our Shares you will pay or cause to be paid to the Custodian, for our account, an amount in cash equal to the net asset value of such Shares. In the event that you pay for shares sold by you prior to your receipt of payment from purchasers, you are authorized to reimburse yourself for the net asset value of such Shares from the offering price of such Shares when received by you.

6. Registration of Shares. No Shares shall be registered on our books until (i) receipt by us of your written request therefor; (ii) receipt by the Custodian and Agent of a certificate signed by an officer of the Company stating the amount to be received therefor; and (iii) receipt of payment of that amount by the Custodian. We will provide for the recording of all Shares purchased in unissued form in "book accounts," unless a request in writing for certificates (if available) is received by the Agent, in which case certificates for Shares in such names and amounts as is specified in such writing will be delivered by the Agent, as soon as practicable after registration thereof on the books.

7. Purchases for Your Own Account. You shall not purchase Shares for your own account for purposes of resale to the public, but you may purchase Shares for your own investment account upon your written assurance that the purchase is for investment purposes only and that the Shares will not be resold except through redemption by us.

8. Sale of Shares to Affiliates. You may sell the Shares at net asset value, plus a varying sales charge as appropriate, pursuant to a uniform offer described in the

<PAGE>

Company's current Prospectus (i) to our Directors and officers, our investment manager and its affiliates, and/or any sub-adviser to the Company, or your company or affiliated companies thereof, (ii) to the bona fide, full time employees or sales representatives of any of the foregoing, (iii) to any trust, pension, profit-sharing, or other benefit plan for such persons, or (iv) to any other person set forth in the Company's then current Prospectus; provided that such sales are made in accordance with the rules and regulations under the 1940 Act and that such sales are made upon the written assurance of the purchaser that the purchases are made for investment purposes only, not for the purpose of resale to the public and that the Shares will not be resold except through redemption by us.

9. Allocation of Expenses. (a) We will pay the following expenses in connection with the sales and distribution of Shares of the Company:

(i) expenses pertaining to the preparation of our audited and certified financial statements to be included in any amendments ("Amendments") to our Registration Statements under the 1933 Act, including the Prospectuses and Statements of Additional Information included therein;

(ii) expenses pertaining to the preparation (including legal fees) and printing of all Amendments or supplements filed with the Securities and Exchange Commission, including the copies of the Prospectuses and Statements of Additional Information included in the Amendments and the first ten (10) copies of the definitive Prospectuses and Statements of Additional Information or supplements thereto, other than those necessitated by or related to your (including your "Parent") activities where such amendments or supplements result in expenses which we would not otherwise have incurred;

(iii) expenses pertaining to the preparation, printing, and distribution of any reports or communications, including Prospectuses and Statements of Additional Information, which are sent to our existing shareholders;

(iv) filing and other fees to federal and state securities regulatory authorities necessary to register and maintain registration of the Shares; and

(v) expenses of the Agent, including all costs and expenses in connection with the issuance, transfer and registration of the Shares, including but not limited to any taxes and other governmental charges in connection therewith.

(b) Except to the extent that you are entitled to reimbursement under the provisions of any of the Distribution Plans for the Company, you will pay the following expenses:

<PAGE>

(i) expenses of printing additional copies of the Prospectuses and Statement of Additional Information and any amendments or supplements thereto which are necessary to continue to offer our shares to the public;

(ii) expenses pertaining to the preparation (excluding legal fees) and printing of all amendments and supplements to our Registration Statements if the Amendment or supplement arises from or is necessitated by or related to your (including your "Parent") activities where those expenses would not otherwise have been incurred by us; and

(iii) expenses pertaining to the printing of additional copies, for use by you as sales literature, of reports or other communications which have been prepared for distribution to our existing shareholders or incurred by you in advertising, promoting and selling our Shares to the public.

10. Furnishing of Information. We will furnish to you such information with respect to our Company and its Shares, in such form and signed by such of our officers as you may reasonably request, and we warrant that the statements therein contained when so signed will be true and correct. We will also furnish you with such information and will take such action as you may reasonably request in order to qualify our Shares for sale to the public under

the Blue Sky Laws or in jurisdictions in which you may wish to offer them. We will furnish you at least annually with audited financial statements of our books and accounts certified by independent public accountants, and with such additional information regarding our financial condition, as you may reasonably request from time to time.

11. Conduct of Business. Other than currently effective Prospectuses and Statements of Additional Information, you will not issue any sales material or statements except literature or advertising which conforms to the requirements of federal and state securities laws and regulations and which have been filed, where necessary, with the appropriate regulatory authorities. You will furnish us with copies of all such material prior to their use and no such material shall be published if we shall reasonably and promptly object.

You shall comply with the applicable federal and state laws and regulations where our Shares are offered for sale and conduct your affairs with us and with dealers, brokers, or investors in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

12. Redemption or Repurchase within Seven Days. If Shares are tendered to us for redemption or are repurchased by us within seven (7) business days after your acceptance of the original purchase order for such shares, you will immediately refund to us the full amount of any sales commission (net of allowances to dealers or brokers) allowed to you on the original sale, and will promptly, upon receipt thereof, pay to us any refunds from dealers or brokers of the balance of sales commissions reallowed by you. We shall notify you of such tender for

<PAGE>

redemption within ten (10) days of the day on which notice of such tender for redemption is received by us.

13. Other Activities. Your services pursuant to this Agreement shall not be deemed to be exclusive, and you may render similar services and act as an underwriter, distributor or dealer for other investment companies in the offering of their shares.

14. Term of Agreement. This Agreement shall become effective on the date of its execution and shall remain in effect for a period of two (2) years from the date of this Agreement. This Agreement shall continue annually thereafter for successive one (1) year periods if approved at least annually (i) by a vote of a majority of the outstanding voting securities of the Company or by a vote of the Directors of the Company, and (ii) by a vote of a majority of the Directors of the Company who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

15. Termination. This Agreement: (i) may be terminated at any time without the payment of any penalty, either by vote of the Directors of the Company or by a vote of a majority of the outstanding voting securities of the Company, on sixty (60) days' written notice to you; (ii) shall terminate immediately in the event of its assignment; and (iii) may be terminated by you on sixty (60) days' written notice to us.

16. Suspension of Sales. We reserve the right at all times to suspend or limit the public offering of the Shares upon written notice to you, and to reject any order in whole or in part.

17. Miscellaneous. This Agreement shall be subject to the laws of

the State of Connecticut and shall be interpreted and construed to further and promote the operation of the Company as an open-end investment company. As used herein, the terms "Net Asset Value," "Offering Price," "Investment Company," "Open-End Investment Company," "Assignment," "Principal Underwriter," "Interested Person," and "Majority of the Outstanding Voting Securities," shall have the meanings set forth in the 1933 Act and the 1940 Act, as applicable, and the rules and regulations promulgated thereunder.

18. Liability. Nothing contained herein shall be deemed to protect you against any liability to us or to our shareholders to which you would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

<PAGE>

If the foregoing meets with your approval, please acknowledge your acceptance by signing below whereupon this shall constitute a binding agreement as of the date first above written.

Very truly yours,

ITT Hartford Mutual Funds, Inc.
on behalf of:

ITT Hartford Capital Appreciation Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford International Opportunities Fund
ITT Hartford Small Company Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

By: /s/ Andrew W. Kohnke

Print Name: Andrew W. Kohnke

Its: Vice President

Agreed to and Accepted:

Hartford Securities Distribution Company, Inc.

By: /s/ Peter W. Cummins

Print Name: Peter W. Cummins

Its: Vice President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.E.III
<SEQUENCE>20
<FILENAME>b45788h1exv99wewiii.txt
<DESCRIPTION>AMEND. #1 TO PRINCIPAL UNDERWRITING AGRMT.
<TEXT>
<PAGE>

EXHIBIT 99.e(iii)

AMENDMENT NUMBER 1 TO PRINCIPAL UNDERWRITING AGREEMENT

Effective July 22, 1997, the following section is added as Section 19 to the Principal Underwriting Agreement:

19. Sub-Accounting Services. In addition to your traditional distribution functions, you are authorized to appoint sub-agents to perform sub-accounting services as long as you have determined that 1) the services are necessary for the Company and not a duplication of services performed by the Company's transfer agent, 2) the sub-agent is competent to perform such services, and 3) the price per account is competitive with the prices charged by other third parties performing similar services. Such sub-accounting services may include: a) the maintenance of separate records for each customer reflecting all account activities such as sales and purchases of the Company's shares, b) the transmittal to the Company of share purchase and redemption orders, c) the transmittal of periodic account statements, and d) the transmittal of customer proxy materials, reports and other information required to be sent to shareholders under the federal securities laws. Upon receipt of the invoice for such services, and after you verify the accuracy of the invoice, you are authorized to rebill, or cause to be billed, the Company for such services in the amount invoiced by the sub-agent.

ITT Hartford Mutual Funds, Inc.
on behalf of:

ITT Hartford Capital Appreciation Fund
ITT Hartford Dividend and Growth Fund
ITT Hartford International Opportunities Fund
ITT Hartford Small Company Fund
ITT Hartford Stock Fund
ITT Hartford Advisers Fund
ITT Hartford Bond Income Strategy Fund
ITT Hartford Money Market Fund

By: /s/ Joseph H. Gareau

Joseph H. Gareau
President

Agreed to and Accepted:

Hartford Securities Distribution Company

By: /s/ Peter W. Cummins

Peter W. Cummins
Vice President

</TEXT>
</DOCUMENT>

EXHIBIT 10

<DOCUMENT>
<TYPE>EX-99.H(IX)
<SEQUENCE>10
<FILENAME>b60453a1exv99whxixy.txt
<DESCRIPTION>FUND ACCOUNTING AGREEMENT DATED JANUARY 3, 2000
<TEXT>
<PAGE>

EXHIBIT h.(ix)

FUND ACCOUNTING AGREEMENT

THIS AGREEMENT is made as of this 3rd day of January, 2000, by and between the mutual funds listed on Schedule A (each a "Fund" and together the "Funds") and HARTFORD LIFE INSURANCE COMPANY (the "Fund Accountant") a Connecticut corporation.

WHEREAS, the Funds are comprised of one or more registered open-end, diversified management investment companies under the Investment Company Act of 1940, as amended, (the "1940 Act") and are currently offering shares of common stock (such shares, of all series and classes, are hereinafter called the "Shares"); and

WHEREAS, the Funds desire that the Fund Accountant perform certain fund accounting services for each Fund; and

WHEREAS, the Fund Accountant is prepared to perform such services on the terms and conditions set forth in this Agreement,

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and intending to be legally bound hereby, the parties agree as follows:

1. SERVICES AS FUND ACCOUNTANT

The Fund Accountant will provide such fund accounting services as the Funds may reasonably request, including daily pricing of portfolio securities, computation of the net asset value and the net income of the Funds in accordance with the Funds' prospectuses and statements of additional information; calculation of the dividend and capital gain distributions (including that needed to avoid all Federal excise taxes), if any; calculation of yields on all applicable Funds and all classes thereof; preparation of the following reports: (i) a current security position report; (ii) a summary report of transactions and pending maturities (including the principal, cost, and accrued interest on each portfolio security in maturity date order); and (iii) a current cash position report (including cash available from portfolio sales and maturities and sales of a Fund's Shares less cash needed for redemptions and settlement of portfolio purchases); and such other similar services with respect to a Fund as may be reasonably requested by the Funds. With regard to securities for which market quotations are available, the Fund Accountant may use one or more external pricing services as selected and authorized by the Fund on the Pricing Authorization Form attached hereto as Schedule B. The Fund Accountant will keep and maintain the following books and records of each Fund pursuant to Rule 31a-1 under the 1940 Act (the "Rule"): journals containing an itemized daily record in detail of all purchases and sales of securities, all receipts and disbursements of cash and all other debits and credits, as required by subsection (b)(1) of the Rule; general and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, as required by subsection (b)(2)(i) of the Rule; separate ledger accounts required by subsection

<PAGE>

(b)(2)(ii) and (iii) of the Rule; and a monthly trial balance of all ledger accounts (except shareholder accounts) as required by subsection (b)(8) of the Rule.

In compliance with the requirements of Rule 31a-3 under the 1940 Act, Fund Accountant hereby agrees that all records which it maintains for the Funds are the property of the Funds and further agrees to surrender promptly to the Funds any of such records upon the Funds' request. However, Fund Accountant has the right to make copies of such records, in its discretion. Fund Accountant further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-1 under the 1940 Act. Fund Accountant may delegate some or all of its responsibilities under this Agreement with the consent of the Funds, which will not be unreasonably withheld.

2. COMPENSATION

In consideration of services rendered and expenses assumed pursuant to this Agreement, each of the Funds will pay the Fund Accountant on the first business day of each month, or at such time(s) as the Fund Accountant shall request and the parties hereto shall agree, a fee calculated at the applicable annual rate set forth on Schedule C hereto. Net asset value shall be computed at least once a day, as set forth in the Funds' prospectuses. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be payable upon the date of termination of this Agreement.

The Fund Accountant will from time to time employ or associate with such person or persons as the Fund Accountant may believe to be particularly fitted to assist it in the performance of this Agreement. Such person or persons may be officers, or employees who are employed by both Fund Accountant and the Funds. The compensation of such person or persons shall be paid by the Fund Accountant and no obligation may be incurred on behalf of the Funds in such respect. Other expenses to be incurred in the operation of the Funds including taxes, interest, brokerage fees and commissions, if any, fees of Directors who are not officers, directors, shareholders or employees of the Fund Accountant or the investment adviser or distributor for the Funds, SEC fees and state Blue Sky qualification fees, advisory and administration fees, transfer and dividend disbursing agents' fees, certain insurance premiums, auditing and legal expenses, costs of maintenance of corporate existence, typesetting and printing prospectuses for regulatory purposes and for distribution to current Shareholders of the Funds, costs of Shareholders' reports and meetings and any extraordinary expenses will be borne by the Funds.

3. CONFIDENTIALITY

The Fund Accountant agrees to treat confidentially and as the proprietary information of the Funds, all records and other information relative to the Funds and prior, present, or potential Shareholders, and not to use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Funds, which approval shall not be unreasonably withheld and may not be withheld where the Fund Accountant may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Funds.

<PAGE>

4. INDEMNIFICATION

The Fund Accountant shall use its best efforts to insure the accuracy of all services performed under this Agreement, but shall not be liable to the Funds for any action taken or omitted by the Fund Accountant in the absence of bad faith, willful misfeasance or gross negligence. The Fund Accountant assumes no responsibility hereunder, and shall not be liable, for any damage, loss of data, delay, or any other loss whatsoever caused by events beyond its reasonable control.

Any person, even though also an employee, or agent of the Fund Accountant who may be or become an officer, trustee, employee, or agent of the Funds shall be deemed, when rendering services to the Funds, or acting on any business of that party, to be rendering such services to or acting solely for that party and not as an employee, or agent or one under the control or direction of the Fund Accountant even though paid by them.

The Funds agree to indemnify and hold the Fund Accountant harmless from all taxes, charges, expenses, assessments, claims and liabilities (including, without limitation, liabilities arising under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, and any state and foreign securities and blue sky laws, all as amended from time to time) and expenses, including (without limitation) attorneys' fees and disbursements arising directly or indirectly from any action or thing which the Fund Accountant takes or does or omits to take or do hereunder, provided that the Fund Accountant shall not be indemnified against any liability to the Funds or to their Shareholders (or any expenses incident to such liability) arising out of the Fund Accountant's negligent failure to perform its duties under this Agreement.

5. TERM

This Agreement shall become effective on January 3, 2000 and may be terminated upon at least sixty (60) days' written notice to the other party.

6. NOTICES

All notices and other communications (collectively referred to as a "Notice" or "Notices" in this paragraph) hereunder shall be in writing or by telegram, cable, telex or facsimile sending device. Notices shall be addressed (a) if to the Fund Accountant, at their address, 200 Hopmeadow Street, Simsbury, CT 06089, Attn: George R. Jay; (b) if to the Funds, at their principal place of business or (c) if to neither of the foregoing, at such other address as to which the sender shall have been notified by any such Notice or other communication. The Notice may be sent by first-class mail, in which case it shall be deemed to have been given three days after it is sent, or if sent by confirming telegram, cable, telex, or facsimile sending device, it shall be deemed to have been given immediately.

7. FURTHER ACTIONS

<PAGE>

Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

8. ASSIGNMENT

This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party which, in the case of assignment to an affiliate, shall not be unreasonably denied.

9. AMENDMENTS

This Agreement or any part hereof may be changed or waived only by an instrument in writing signed by the party against which enforcement of such change or waiver is sought.

10. GOVERNING STATE LAW

This Agreement shall be governed by and its provisions shall be construed in accordance with the laws of the State of Connecticut.

11. MISCELLANEOUS

This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings relating to the subject matter hereof. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding and shall inure to the benefit of the parties hereto and their respective successors.

4

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

The Hartford Mutual Funds, Inc.
on behalf of:
The Hartford Advisers Fund
The Hartford Bond Income Strategy Fund
The Hartford Capital Appreciation Fund
The Hartford Dividend and Growth Fund
The Hartford Global Leaders Fund
The Hartford Growth and Income Fund
The Hartford High Yield Fund
The Hartford International Opportunities Fund
The Hartford MidCap Fund
The Hartford Money Market Fund
The Hartford Small Company Fund
The Hartford Stock Fund

By: /s/ David M. Znamierowski

David M. Znamierowski, President

Hartford Life Insurance Company

By: /s/ George R. Jay

George R. Jay, Assistant Vice President

<PAGE>

SCHEDULE A

to the Fund Accounting Agreement

NAME OF FUND

The Hartford Mutual Funds, Inc.
on behalf of:
The Hartford Advisers Fund
The Hartford Bond Income Strategy Fund
The Hartford Capital Appreciation Fund
The Hartford Dividend and Growth Fund
The Hartford Global Leaders Fund
The Hartford Growth and Income Fund
The Hartford High Yield Fund
The Hartford International Opportunities Fund
The Hartford MidCap Fund
The Hartford Money Market Fund
The Hartford Small Company Fund
The Hartford Stock Fund

<PAGE>

SCHEDULE B

to the Fund Accounting Agreement

PRICING AUTHORIZATION FORM

Each Fund hereby authorizes Fund Accountant to use the following price sources, market indices and tolerance ranges for performing fund pricing and evaluating the reasonability of security prices for each Fund.

<TABLE>
<CAPTION>

SECURITY TYPE	SOURCE/TYPE OF QUOTE	TOLERANCE LEVEL	GENERAL BACK-UP
<S>	<C>	<C>	<C>
Bonds (domestic)	IDC/Broker Quotes	1%	Broker Quotes
Equities (domestic)	Reuters/last sale or mean between bid and ask if no last sale	5%	Bloomberg
Bonds (foreign)	IDC/Broker Quotes	1%	Broker Quotes
Equities (foreign)	IDC/ last sale or mean between last bid and ask if no last sale	5%	Bloomberg

</TABLE>

<PAGE>

SCHEDULE C

to the Funding Accounting Agreement

MUTUAL FUND ACCOUNTING FEES

<TABLE>
<CAPTION>

AGGREGATE FUND NET ASSETS	ANNUAL FEE
<S>	<C>
All Assets	1.5 Basis Points

</TABLE>
</TEXT>
</DOCUMENT>

EXHIBIT 11

<DOCUMENT>
<TYPE>EX-99.H(V)
<SEQUENCE>7
<FILENAME>b50650mfexv99whxvy.txt
<DESCRIPTION>SHARE PURCHASE AGREEMENT
<TEXT>
<PAGE>

THE HARTFORD MUTUAL FUNDS, INC.
THE HARTFORD MUTUAL FUNDS II, INC.
SHARE PURCHASE AGREEMENT

HARTFORD LIFE INSURANCE COMPANY ("HL"), a Connecticut Corporation, as Sponsor-Depositor, now and in the future, of certain separate accounts ("Separate Accounts"), and issuer of certain variable funding agreements (the "Contracts") issued with respect to such Separate Accounts, hereby agrees as of the 3rd day of May 2004 with THE HARTFORD MUTUAL FUNDS, INC. and THE HARTFORD MUTUAL FUNDS II, INC., each an open-end management investment company (each, a "Fund" and together, the "Funds"), to this Share Purchase Agreement, which contemplates an arrangement whereby Fund shares shall be made available to serve as the underlying investment media for the Contracts, subject to the following provisions:

1. Fund shares shall be purchased at the net asset value applicable to each order as established in accordance with the provisions of the then currently effective prospectus of the Fund. Fund shares shall be ordered in such quantity and at such times as determined by HL (or its successor) to be necessary to meet the requirements of the Contracts. Confirmations of Fund share purchases will be sent directly to HL by the Fund. All Fund share purchases shall be maintained in a book share account in the name of HL. Payment for shares shall be made directly to the Fund by HL and payment for redemption shall be made directly to HL by the Fund, all within the applicable time periods allowed for settlement of securities transactions. If payment is not received by the Fund within such period, the Fund may, without notice, cancel the order and hold HL responsible for any loss suffered by the Fund resulting from such failure to receive timely payment.

   Notice shall be furnished promptly to HL by the Fund of any dividend or distribution payable on Fund shares. HL elects to receive all such dividends or distributions in the form of additional Fund shares. HL reserves the right to revoke this election and to receive in cash all such dividends and distributions declared after the Fund's receipt of notice of HL's revocation of this election.

2. (a) The Fund represents that its shares are registered under the Securities Act of 1933, as amended, and that all appropriate federal and state registration provisions have been complied with as to such shares and that such shares may properly be made available for the purposes of this Agreement. The Fund shall bear the cost of any such registration, as well as the expense of any taxes assessed upon the issuance or transfer of Fund shares pursuant to this Agreement.

   (b) The Fund shall supply to HL, in a timely manner and in a sufficient number to allow distribution by HL to each owner of or participant under a Contract (i) annual and semiannual reports of the Fund's condition, and (ii) any other Fund shareholder notice, report or document required by law to be

<PAGE>

delivered to shareholders. The Fund shall bear the cost of preparing and supplying the foregoing materials and the cost of any distribution thereof.

(c) HL represents that it has registered or will register under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended (the "1940 Act"), unless exempt from such registration, the Contracts. HL will maintain such registrations to the extent required by law. The Contracts will be issued in compliance with all applicable federal and state laws and regulations.

(d) HL has legally and validly established each Separate Account prior to any issuance or sale as a segregated asset account under the Connecticut Insurance Code and has registered or, prior to any issuance or sale of the Contracts, will register and will maintain the registration of, each Separate Account as a unit investment trust in accordance with the 1940 Act, unless exempt from such registration.

3. HL shall not make any representation concerning Fund shares except those contained in the then current prospectus of the Fund and in printed information subsequently issued by the Fund as information supplemental to the prospectus.

4. This Agreement shall terminate:

(a) At the option of HL or the Fund upon six months' advance notice to the other;

(b) At the option of HL if Fund shares are not available for any reason to meet the requirements of any of the Contracts but then only as to those Contracts;

(c) At the option of HL, upon institution of formal proceedings against the Fund by the Securities and Exchange Commission or any other regulatory body;

(d) Upon assignment of this Agreement, unless made with the written consent of the other party to this Agreement;

(e) If Fund shares are not registered, issued or sold in conformance with applicable federal or state law or if such laws preclude the use of Fund shares as the underlying investment media of the Contracts. Prompt notice shall be given to HL in the event the conditions of this provision occur.

Notice of termination hereunder shall be given promptly by the party desiring to terminate to the other party to this Agreement.

5. Termination as the result of any cause listed in the preceding paragraph shall not affect the Fund's obligation to furnish Fund shares in connection with Contracts then in force for which the shares of the Fund serve or may serve as the underlying investment media, unless further sale of Fund shares is proscribed by the Securities and Exchange Commission or other regulatory body, or if Fund shares of the requisite Series are no longer available.

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6. This Agreement shall supersede any prior agreement between the parties hereto relating to the same subject matter.

7. Each notice required by this Agreement shall be given in writing as follows:

If to the Fund:

The Hartford Mutual Funds
P.O. Box 2999
Hartford, Connecticut 06104-2999
Attn: Counsel to the Fund

If to HL:

Hartford Life Insurance Company
P.O. Box 2999
Hartford, Connecticut 06104-2999
Attn: General Counsel

8. This Agreement shall be construed in accordance with the laws of the State of Connecticut.

9. The Fund will provide HL with copies of its proxy solicitations applicable to each series of the Fund (each a "Series"). HL will, to the extent required by law, (a) distribute proxy materials applicable to the Series to eligible Contract owners; (b) solicit voting instructions from eligible Contract owners; (c) vote the Series shares in accordance with instructions received from Contract owners; (d) if required by law, vote Series shares for which no instructions have been received in the same proportion as shares of the Series for which instructions have been received; and (e) calculate voting privileges in a manner consistent with other life insurance companies to whose separate accounts Series shares are offered. Unregistered separate accounts subject to the Employee Retirement Income Security Act of 1974 ("ERISA") will refrain from voting shares for which no instructions are received if such shares are held subject to the provisions of ERISA.

<PAGE>

Dated: May 3, 2004

THE HARTFORD MUTUAL FUNDS, INC.

By: /s/ David M. Znamierowski
David M. Znamierowski

THE HARTFORD MUTUAL FUNDS II, INC.

By: /s/ David M. Znamierowski
David M. Znamierowski

HARTFORD LIFE INSURANCE COMPANY

By: /s/ Eric H. Wietsma

Eric H. Wietsma

</TEXT>
</DOCUMENT>

EXHIBIT 12

MUTUAL FUND ADVISORY FEES: NEW EVIDENCE AND A FAIR FIDUCIARY DUTY TEST

JOHN P. FREEMAN,* STEWART L. BROWN** & STEVE POMERANTZ***

Introduction

Anyone looking for a truly good investment should not consider a mutual fund; instead, the choice should be stock in a mutual fund sponsor. Nobel Laureate Paul Samuelson realized this more than forty years ago: "I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company."[1]

The mutual fund industry is a financial force in this country, managing assets for more than 90 million Americans, roughly half the nation's households.[2] This massive market penetration has resulted in enormous profits for the mutual fund industry's service providers—the fund sponsors. Profits the fund sponsors have banked while attracting surprisingly little attention, at least until recently.

In the mutual fund industry, fund sponsors are often called mutual fund "advisers" or mutual fund "managers." They are in the business of creating mutual funds to which they sell portfolio management services as well as

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* Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970, University of Notre Dame; LL.M., 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.

** Professor of Finance, Emeritus, Florida State University. B.S.B.A., 1970; M.B.A., 1971; Ph.D., 1974, University of Florida.

*** B.A., 1981, Queens College, City University of New York; Ph.D., 1986, University of California-Berkeley.

From time to time each of the authors has served as a litigation consultant or as an expert witness on behalf of mutual fund shareholders in litigation challenging the fairness of mutual fund fees.

1. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the S. Comm. on Banking and Currency*, 90th Cong. 353 (1967) (testimony of Paul Samuelson). The investment paid off. *Id.*; *see also* Ruth Simon, *How Funds Get Rich at Your Expense*, MONEY, Feb. 1995, at 130, 131 ("It is far more lucrative to own a mutual fund company than to invest in the company's products.").

2. INV. CO. INST., 2006 INVESTMENT COMPANY FACT BOOK (46th ed. 2006), *available at* http://www.ici.org/pdf/2006_factbook.pdf. According to one industry insider, most of the money saved by Americans from 1999-2001 was used to purchase mutual fund shares. *See* John C. Bogle, Founder and Former CEO, The Vanguard Group, The End of Mutual Fund Dominance, Keynote Address Before the Financial Planning Association (Apr. 25, 2002), *transcript available at* http://www.vanguard.com/bogle_site/sp20020425.html (noting that $320 billion was used to purchase fund shares out of $385 billion in savings).

administrative and "distribution" or marketing services.[3] The adviser establishes the mutual fund and thereafter controls a number of seats on the fund's board. Though legal requirements mandate that mutual fund boards are also populated by independent directors, it is the adviser who dominates the board and controls the fund's activities. The Second Circuit, in the seminal mutual fund fee case, described the board's relationship with its fund as virtually "unseverable."[4] Because of this "unseverable" relationship, the fund is usually limited to buying advisory services from a single provider. Fees, which compensate advisers for portfolio management, are negotiated annually between the adviser and its captive fund's board.[5] But, because the adviser dominates the board, the fee negotiation cannot truly be arm's-length. Consequently, despite functioning in a tightly regulated environment,[6] advisers (and their affiliated companies) are able to extract outsized rewards, even when producing sub-par results, while facing virtually no risk of getting fired for poor performance.[7] In short, the set-up is perfectly crafted to allow mutual fund advisers and their affiliates to overpay themselves at fund shareholders' expense.

This article focuses on money paid by mutual funds for portfolio management—selecting and managing pooled investments. This portfolio management function is the single most important service performed for actively managed mutual funds. Shareholders purchase portfolio management when they invest in professionally managed mutual funds, and it is the most crucial service fund sponsors deliver. While fund advisers or their affiliates typically derive revenue from distributing the fund's shares or performing other administrative services (such as serving as the fund's transfer agent),

3. A report on mutual fund distribution behavior and legal issues arising therefrom is presented in John P. Freeman, *The Mutual Fund Distribution Expense Mess*, 32 J. CORP. L. 739 (2007).

4. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d Cir. 1982).

5. It is harsh, but accurate, to refer to mutual funds as "captives" of the advisers who set them up. The United States Supreme Court recognized this reality in *Burks v. Lasker*, 441 U.S. 471 (1979), observing that a fund "cannot, as a practical matter sever its relationship with the adviser." *Id.* at 481 (quoting S. REP. NO. 91-184, at 5 (1969), *as reprinted in* 1970 U.S.C.C.A.N. 4897, 4901).

6. In the words of former SEC Chairman Ray Garrett, Jr.: "No issuer of securities is subject to more detailed regulation than mutual fund." Letter from Ray Garrett, Jr., Chairman, Sec. Exch. Comm'n, to Sen. John Sparkman, at v (Nov. 4, 1974), *quoted in* John P. Freeman, *Marketing Mutual Funds and Individual Life Insurance*, 28 S.C. L. REV. 1, 77 (1976).

7. In an exception to this rule, in 2002, Japan Fund's directors and shareholders agreed to hire Fidelity Management & Research to manage the fund's portfolio, shunning a Deutsche Bank affiliate. *See* Ian McDonald, *Seven Questions*, WALL ST. J. ONLINE, Dec. 23, 2002 (on file with the authors).

advisory income from portfolio management is the fund adviser's profit center.[8]

Building on previous studies finding advisory fees wildly out of line with the fees received for similar investment advisory services in the free market, this article examines the legal environment that has enabled fund sponsors to charge above-market fees and earn abnormally high profits for their efforts. We begin by discussing the unique management structure of mutual funds at the heart of the excessive fee phenomenon. We then consider new data confirming the findings of past studies, which show that fund sponsors' compensation pay is excessive.[9] Our new data compares the advisory fees charged to Vanguard, which engages in true arm's-length bargaining with its outside fund advisers, with the advisory fees charged to other mutual funds. Because of the conflicts of interests described above, other mutual funds do not engage in arm's-length bargaining with fund advisers. This comparison demonstrates that advisory fees are set at rates that enable fund sponsors to earn "economic profits"—profits typically garnered by companies facing little or no competition in the marketplace.[10] We next analyze evidence by fund industry supporters, principally Professors John Coates and Glenn Hubbard, who contend fees charged for mutual fund advisory services are fair and reasonable.[11]

Reasons why mutual fund fees have soared are then evaluated, focusing on aspects of the regulatory and legal setting that have given us noncompetitive pricing for mutual fund advisory services. We analyze section 36(b) of the Investment Company Act,[12] the key weapon in shareholders' arsenal to attack

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8. This has long been so, even for mutual funds that charge sales loads to incoming investors. *See* Sec. Exch. Comm'n Historical Soc'y, Roundtable on Investment Company Regulation 94 (Dec. 4, 2002) (remarks of Joel Goldberg, former Director of Investment Management, Securities and Exchange Commission), *available at* http://www.sechistorical.org/collection/oralHistories/roundtables/investmentCoRegulation/INV1204Transcript.pdf.

9. *See* WHARTON SCH. OF FIN. & COMMERCE, A STUDY OF MUTUAL FUNDS, H.R. REP. NO. 87-2274 (1962) [hereinafter WHARTON REPORT]; *see also* SEC. EXCH. COMM'N, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337 (1966) [hereinafter PPI STUDY], *available at* http://sechistorical.org/collection/papers/1960/1966_InvestCoGrowth/; John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. CORP. L. 609 (2001). The Freeman & Brown article will be referred to textually as "Freeman-Brown."

10. The concept of "economic profits" is discussed *infra* note 26 and accompanying text.

11. *See* John C. Coates IV & R. Glenn Hubbard, *Competition in the Mutual Fund Industry: Evidence and Implications for Policy*, 33 J. CORP. L. 151 (2007). This article will be referred to textually as "Coates-Hubbard." Background concerning different versions of Coates-Hubbard is set forth *infra* note 79.

12. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (2000).

fee gouging.[13] Though Congress enacted 36(b) because it recognized the potential for abuse and wanted to empower shareholders to police excessive fees, section 36(b) is impotent in practice. Because of the impractical proof standard for succeeding in a 36(b) lawsuit, no plaintiff has ever won a fee case brought under section 36(b). In large part, this is because the key case interpreting the provision, the Second Circuit's opinion in *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[14] created an unworkable, unfair, scavenger hunt-style liability test. *Gartenberg* demands fund shareholders prove their case with evidence that is usually hidden and, once found, subject to bitter disputes between the parties' experts. Even worse, *Gartenberg* permits a mutual fund adviser to defend its excessive fees by using as benchmarks other excessive fees set by similarly conflict-ridden boards. To top it off, courts have read *Gartenberg* to *bar* use at trial of the best evidence of fair pricing for investment portfolio advisory services—prices charged by investment advisers managing investment portfolios in the free market.[15]

The current system for evaluating mutual fund advisory fees is a failure. *Gartenberg* and its progeny fail to account sufficiently for the structurally anti-competitive nature of the fund industry and have allowed fund fees to float ever higher, free from the competitive market's gravitational pull. This article calls for a re-orientation in the way fund advisory fees are evaluated. We demonstrate there is a free market in which investment advisory services are priced and sold, and we show that this free market pricing can, and should, guide pricing in the fund market. While we concede the data is sometimes less than pristine, the arm's-length pricing data drawn from free market transactions offers a necessary reality check usable by both courts, in judging

13. *See infra* Part IV.A.

14. 694 F.2d 923 (2d Cir. 1982).

15. *See, e.g.*, Gallus v. Ameriprise Fin., Inc., 497 F. Supp. 2d 974, 982 (D. Minn. 2007) ("Since *Gartenberg*, courts have held that other mutual funds provide the relevant comparison for measuring fees—not non-mutual fund institutional clients."); Order Granting Defendants' Motion in Limine, Baker v. Am. Century Inv. Mgmt., Inc., No. 04-4039-CV-C-ODS (W.D. Mo. July 17, 2006) (barring introduction of evidence related to non-mutual fund accounts); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222, 1237 (S.D.N.Y. 1990) ("[T]o the extent that comparisons are probative at all, a mutual fund adviser-manager must be compared with members of an appropriate universe: adviser-managers of similar funds."), *aff'd*, 928 F.2d 590 (2d Cir. 1991). In *Kalish*, the district court went so far as to suggest that even a fee pricing comparison to a similar Vanguard mutual fund managed by an outside adviser was "seriously flawed" because Vanguard furnished various administrative services to its funds on an at-cost basis. *Id.* at 1231, 1250. Assuming the comparison focused purely on fees for advisory services rendered by the Franklin fund and the similar Vanguard fund, the comparison would not be "seriously flawed." The comparison would be highly appropriate.

whether fees are too high, and by mutual fund boards when negotiating fee levels with their funds' advisers.

We conclude by setting forth a new analytical framework for evaluating mutual fund fees. Under our approach, evidence a fund adviser or one of its affiliates treats an outsider more favorably than the very party to whom the adviser owes statutorily-provided fiduciary duties needs to be recognized for what it is: prima facie evidence of a breach of fiduciary duty. Courts should replace the outdated, impractical, and cumbersome *Gartenberg* factors with a new framework, as provided by the Supreme Court in an analogous circumstance in *McDonnell Douglas Corp. v. Green*.[16] By the same token, fund boards should heed a call we made in back in 2001.[17] Fund boards should impose the "most favored nation" concept, demanding that mutual funds pay a price for portfolio management that is no higher than that charged by the fund's adviser or its affiliates when managing the investment portfolios of third-party customers (such as pension funds, endowment funds, and the Vanguard funds) who bargain at arm's-length.

Use of free market comparative data by directors when negotiating with fund advisers over fees, and by courts in evaluating those fees, can pave the ways for investors to save billions of dollars annually. The analytical starting point for courts called on to determine whether advisory fees charged captive mutual funds by their advisers bear the earmarks of arms-length bargaining needs to be a comparison of the prices paid by the captive funds with actual prices negotiated in free market transactions by independent (i.e., non-captive) purchasers of similar investment advisory services.

I. Mutual Funds' Conflicted Management Structure

Any discussion of mutual fund fees must begin with a discussion of mutual fund's unique management structure. Mutual funds do not function like normal businesses. In a normal business, the firm's management is free to hire and fire outside service providers. In the mutual fund industry, as a rule, the set-up is different. Instead of firm management being in charge, outside managers actually have de facto control of the fund and its board. This industry-standard arrangement is sometimes referred to "external management" in recognition of the fact that the nearly all mutual funds are captives of outside manager-service providers. The practical economic consequence of this conflicted relationship was explained by one industry pioneer who noted that one almost always finds mutual funds

16. 411 U.S. 792 (1973).

17. *See generally* Freeman & Brown, *supra* note 9 (discussing the structure of mutual fund fees in relation to pension fund fees).

> operated by external . . . management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for the same reason that investors own Microsoft or General Motors: To make money for themselves.[18]

The adviser's grip on the fund management starts when the fund is formed and tends to be strong and enduring.[19]

Recognizing the inherent conflict of interest between the fund's investment adviser and the fund when bargaining over compensation, Congress decreed, when it enacted the Investment Company Act of 1940, that fund boards needed the presence of independent directors to perform a "watchdog"[20] function.[21]

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18. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Remarks Before the Smithsonian Forum 5 (Mar. 23, 1999) (transcript on file with the authors).

19. Referring to testimony offered by fund industry executives, one former SEC Commissioner emphasized the adviser's dominant position vis-à-vis the controlled fund:

> They also made the point that the investment adviser creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong [with] them saying it. They were just admitting what is a fact of life.
>
> The investment adviser does control the fund.

Investment Company Act Amendments of 1967: Hearings on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce & Fin. of the H. Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel F. Cohen, Comm'r, Securities Exchange Commission).

20. Burks v. Lasker, 441 U.S. 471, 484 (1979).

21. The number of independent directors varies. For any funds formed under the special provisions of section 10(d) of the Investment Company Act of 1940, 15 U.S.C. § 80a-10(d) (2000), only a single independent director is required. Normally, however, 40% of the board must be comprised of independent directors. *Id.* § 80a-10(a). Various SEC exemptive rules require as a condition of obtaining the exemption that funds have at least half of their board seats filled by independent directors. *See, e.g.*, 17 C.F.R. § 270.12b-1(b)(1) (2007). In 2004, the SEC proposed a rule requiring that funds that rely on certain exemptions, such as Rule 12b-1, have a supermajority (at least 75%) of independent directors and that an independent director chair the board. *See* Investment Company Governance, Investment Company Act Release No. 26,323, 69 Fed. Reg. 3472 (proposed Jan. 23, 2004) (to be codified at 17 C.F.R. pt. 270). The SEC subsequently adopted Rule 0-1(a)(7), 17 C.F.R. § 270.0-1(a)(7) (2007). *See* Investment Company Governance, Investment Company Act Release No. 26,520, 69 Fed. Reg. 46,378, 46,389 (Aug. 2, 2004). The original compliance date for the governance changes was January 16, 2006. *Id.* Before the Rule could take effect, however, the SEC's action was attacked in a suit filed by the Chamber of Commerce of the United States. The U.S. Court of Appeals for the D.C. Circuit subsequently ruled that, in promulgating the Rule, the SEC had failed to satisfy certain rulemaking requirements, remanding the matter to the SEC to address the deficiencies. Chamber of Commerce of the U.S. v. SEC, 412 F.3d 133, 144-45 (D.C. Cir. 2005). Following

In addition, the statutory scheme for mutual funds requires fund boards to approve a new portfolio management contract with the fund's adviser each year.[22] These protections, however, do little to cure the essential and underlying conflict affecting mutual fund governance. Because the adviser simultaneously functions as service seller while controlling the service-buying fund, the adviser straddles both sides of the transaction. As we show in the next part, that essential conflict and the resulting lack of arm's-length bargaining leads to excessive fees.

II. Mutual Fund Sponsors—Your Best Investment Choice

Just how lucrative the mutual fund management industry business can be was recently shown by a study listing the best performing American stocks over the last twenty-five years. Two of the top three were mutual fund sponsors. Franklin Resources led the list with an overall return of 64,224%; Boston-based fund manager, Eaton Vance, was third, up 38,444%.[23] The two publicly-held mutual fund sponsors' market performance far outdistanced the overall return for the large-cap segment of the broad stock market as represented by the S&P 500 Index, which returned less than 2000% over the same period.[24] Both fund sponsors also handily beat the stock market performance turned in by software behemoth Microsoft, which placed eighth place in the stock performance rating with an investment return of 29,266%.[25]

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that defeat, the SEC promptly issued a release declaring that it had determined not to modify, or seek further public comment, on its heightened independence requirements. Investment Company Governance, Investment Company Act Release No. 26,985, 70 Fed. Reg. 39,390 (July 7, 2005). The Chamber of Commerce then filed a new petition for review with the D.C. Circuit. The court subsequently ruled that, in addressing the issues remanded to it, the SEC once again erred, this time by relying improperly on materials outside the rulemaking record. Chamber of Commerce of the U.S. v. SEC, 443 F.3d 890, 909 (D.C. Cir. 2006). Instead of striking down the SEC's rulemaking, however, the court has allowed the SEC to continue to study the issue. *Id.* This study presumably continues, as the SEC has not yet filed its definitive response.

22. *See* Investment Company Act of 1940 § 15(a), 15 U.S.C. § 80a-15(a). Under section 15(a) of the Investment Company Act of 1940, the fund's financial dealings with its investment adviser must be governed by a written advisory contract. Independent directors have special responsibilities regarding the advisory agreement. A majority of the independent directors must vote in person at a specially designated meeting to approve it and its renewals every year. The board can terminate the contract at any time, without penalty, on sixty-days notice. *Id.*

23. *If Only I Had Bought...*, USA TODAY, Apr. 16, 2007, at 8B, *available at* http://www.usatoday.com/money/top25-stocks.htm.

24. According to Morningstar's Principia database, the actual return for the S&P 500 index over the period was 1944%.

25. The top ten ranking stocks of the twenty-five covered by the *USA Today* study were:

Data drawn from publicly held mutual fund sponsors confirm that these management companies earn substantial "economic profits" (sometimes called "economic rents" or "rents") reflecting extraordinary profitability consistent with returns earned by firms in monopolistic, non-competitive industries.[26]

As Table 1 below makes clear,[27] the excellent market returns earned by Franklin Resources (a compound annual return of 32.9%) and Eaton Vance (a compound annual return of 27.9%) are consistent with the generally excellent stock market performance turned in by fund management companies as a whole over the twenty-five-year period ending in 2006.[28] Compound

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1. Franklin Resources, up 64,224%
2. Danaher, up 47,913%
3. Eaton Vance, up 38,444%
4. UnitedHealth, up 37,672%
5. Cisco Systems, up 33,632%
6. International Gaming Technology, up 33,436%
7. Biomet, up 30,531%
8. Microsoft, up 29,266%
9. Best Buy, up 28,703%
10. Oracle, up 28,535%

If Only I Had Bought . . . , *supra* note 23.

26. It is possible to calculate economic profits by looking at what is called "economic value added" (EVA), a term coined by a consulting firm, Stern Stewart & Co. For a discussion of the economic value added concept and its utility, see EVA Dimensions LLC, http://www.evadimensions.com/main.php (last visited Mar. 31, 2008). In order to calculate whether a firm is generating economic profits, one considers both its cost of capital as well as the returns generated by the business. A firm is generating economic profits when its revenue exceeds the total cost of inputs, including normal returns on capital. This difference is referred to as the economic value added. EVA thus captures not only the financial result reflected by the income statement, but also the opportunity cost of the capital invested to generate accounting profits. The authors' study of public financial data for four publicly held mutual fund sponsors—Eaton Vance, Federated Investors, Franklin Resources, and Waddell & Reed—shows each to have earned economic profits exceeding the firm's weighted average cost of capital from 2003-05. In percentage terms, for Eaton Vance, economic profits averaged 11.4% over and above the firm's weighted average cost of capital; for Federated Investors, the number was 18.9%; for Waddell & Reed, it was 7.6%; while for Franklin Resources it was a comparatively small 2%.

27. The beginning dates in Table 1 correspond to the availability of data from the Center for Research on Securities Prices database. The fund sponsors presented are the largest publicly traded firms with at least fifteen years of return data.

28. Computations made by Stewart Brown, one of this article's co-authors, demonstrate that the universe of publicly traded fund sponsors earned statistically significant risk adjusted excess returns over the twenty-five-year-period from 1982 to 2006. A capitalization weighted index of publicly traded fund sponsors had a compound average annual return of 27.8% versus 13.4% for the S&P 500 index over the same period. The ability of specific fund sponsors to earn returns in excess of those generated by other companies is demonstrated by the data in Table 1. As shown there, stock market returns generated by large publicly held fund sponsors tended to more than double those turned in by S&P 500 companies over the years in question.

average annual returns for the five largest publicly traded fund sponsors were more than double returns on the S&P 500 market index over corresponding periods. Moreover, the average level of market risk for these five firms was equal to the market as a whole (average beta coefficient equal to one) so the excess returns were not the result of a market risk premium.

TABLE 1
COMPOUND ANNUAL EQUITY RETURNS FOR LARGE FUND SPONSORS

Fund Sponsor	Market Capitalization ($Billions)	Beg Dates	Ending Dates	Months	Sponsor Beta	Compound Annual Return Over Period	Compound Annual S&P 500 Return Over Period	Difference Compound Annual Return
Alliance Bernstein	$6.81	May-88	Dec-06	224	1.00	29.4%	12.0%	17.4%
Eaton Vance Corp	$4.18	Jan-82	Dec-06	300	1.08	27.9%	13.4%	14.5%
Franklin Resources	$27.93	Oct-83	Dec-06	279	0.13	32.9%	12.5%	20.4%
Legg Mason Inc	$15.34	Sep-82	Dec-06	280	1.34	19.1%	12.5%	6.6%
T Rowe Price	$11.54	May-86	Dec-06	248	1.55	21.0%	11.7%	9.3%
Averages	$13.2				1.02	26.1%	12.4%	13.6%

The fund business was not always so lucrative. In 1980, the total sum of expense money extracted annually by all sponsors from the entire mutual fund industry was around $1.5 billion.[29] In November 2006, the mutual fund industry's assets climbed past $10 trillion.[30] Given that the weighted average expense ratio (costs excluding brokerage commissions, sales loads and redemption charges) for all mutual funds is reportedly around 0.91%,[31] annual payments for fund managers and their affiliates and service providers totaled more than $90 billion.[32] This means that in less than three decades, annual payments to fund sponsors and service providers have increased by an astonishing factor of *sixty times*: from $1.5 billion to $90 billion per year. Far less clear is whether the skyrocketing fund expense pay-outs that fuel the

29. Freeman, *supra* note 3, at 773.

30. Daisy Maxey, *Mutual Funds Pass $10 Trillion Mark: Investors' Focus on Stocks Helped Lift October Assets to Level for the First Time*, WALL ST. J., Nov. 30, 2006, at C11.

31. Rebecca Knight, *Making a Success out of Simplicity—Mutual Funds: Hedge Funds and ETFs Have Their Admirers but Mutual Funds Keep Growing, Says Rebecca Knight*, FIN. TIMES, June 20, 2006, at 10.

32. For professionally managed equity mutual funds, the kind used by many fund shareholders to indirectly invest in the stock market, the weighted average expense ratio is 1.12%, significantly higher than the industry average. *See* JASON KARCESKI ET AL., PORTFOLIO TRANSACTIONS COSTS AT U.S. EQUITY MUTUAL FUNDS 16 tbl.2 (2004), http://www.zeroalphagroup.com/news/Execution_CostsPaper_Nov_15_2004.pdf.

growth in fund management companies' stock prices is driven by conduct that is lawful, much less competitive.

III. A Basic Premise: Fund Advisory Fees Are Too High

An old adage warns, "If it ain't broke, don't fix it." Obviously, there would be no point in discussing what can be done about fund advisory payouts if they are not excessive in the first place. Naturally, fund sponsors do not concede that fees are excessive by any measure. Our starting point thus must be a review of the evidence demonstrating that price gouging over portfolio management fees is a way of life in the fund industry.

The principal product sold by the mutual fund industry is portfolio management services.[33] The funds agree to pay for those services based on yearly contracts negotiated by fund boards which, as a rule, are populated by at least some directors employed by the outside advisory firm.[34] These interested-director contracts are "related party transactions,"[35] carrying the ever-present risk of unfair dealing. Evaluating fee pricing in an industry where conflicts of interest are an ingrained business practice is challenging, since prices routinely contaminated by conflicts of interest are a poor substitute for prices established in a free and competitive marketplace.

A recent article in *The Economist* called attention to the fund industry's flagrantly non-competitive fee pricing structure:

> Imagine a business in which other people hand you their money to look after and pay you handsomely for doing so. Even better, your fees go up every year, even if you are hopeless at the job. It sounds perfect.
>
> That business exists. It is called fund management. . . .
>
> Under the normal rules of capitalism, any industry that can produce double-digit annual growth should soon be swamped by eager competitors until returns are driven down. But in fund management that does not seem to be happening. The average

33. Some mutual funds are index funds which are constructed around unmanaged portfolios designed to replicate the holdings of various benchmarks such as the S&P 500 index. These index funds lack the professional management feature common to the rest of the fund industry. *See* Sec. Exch. Comm'n, Index Funds, http://www.sec.gov/answers/indexf.htm (last visited Mar. 31, 2008).

34. A key exception to this rule is the Vanguard Group of funds. *See infra* notes 40-42 and accompanying text.

35. Traditionally, due to the potential for over-reaching and self-dealing, these sorts of contracts have called for detailed disclosure under the securities laws. *See* 17 C.F.R. § 229.404 (2007) (describing disclosure requirements for "[t]ransactions with related persons" where the sum involved exceeds $120,000).

> profit margin of the fund managers that took part in a survey by Boston Consulting Group was a staggering 42%. In part, this is because most fund managers do not compete on price.[36]

Because fund sponsors as a rule chose not to (and do not have to) compete on price, trying to establish reasonableness by comparing one sponsor's prices to another's is a fool's game. Fair pricing connotes arm's-length bargains reached where neither side is under any compulsion to deal. In the conflicted fund industry, fair bargaining is impossible because captive funds are under compulsion to buy services from or through their controlling sponsor.

At present, when mutual fund fees are evaluated no effort is made to account for the fact that essentially all fees are negotiated by conflicted boards. Rather, mutual fund fees typically are set in fund boardrooms and judged in federal courtrooms based on prices charged by other mutual funds.[37] These comparisons are skewed.[38] The measurement system is akin to judging the

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36. *Money for Old Hope*, ECONOMIST, Mar. 1, 2008, at 3. For a further, carefully worded expression of concern over evidence of a lack of competition in setting fund fees, see Brian G. Cartwright, Gen. Counsel, Sec. Exch. Comm'n, Remarks Before the 2006 Securities Law Developments Conference Sponsored by the Investment Company Institute Educational Foundation (Dec. 4, 2006), *transcript available at* http://www.sec.gov/news/speech/2006/spch120406bgc.htm (recognizing "the possibility that many investors are paying more for the services provided by their mutual funds than they would if the price had been set in a satisfactorily competitive market").

37. *See infra* Part V.D and accompanying text; *see also infra* notes 170-71, 220, 223-29 and accompanying text.

38. Currently, the comparables commonly used in evaluating fund advisory fees are distorted for two reasons. First, conflicted boards compare fund fees to the prices negotiated by other conflicted boards, meaning that fees set by agreements where a party was under compulsion to deal are used. This is antithetical to the concept of arm's-length bargaining where, by definition, neither side is under any compulsion to deal. Second, the fee comparators themselves are tainted. In the authors' experience, fee comparator data tends to be supplied to fund boards by Lipper Analytical Services, which is the leading supplier of fund fee data. Lipper clients manage more than 95% of the United States' fund assets. *See* Oversight Hearing on Mutual Funds: Hidden Fees, Misgovernance and Other Practices that Harm Investors: Hearing Before the Subcomm. on Fin. Mgmt., the Budget, and Int'l Sec. of the S. Comm. on Governmental Affairs, 108th Cong. 181 (2004) [hereinafter *Oversight Hearing on Mutual Funds*] (prepared statement of Jeffrey C. Keil, Vice-President, Lipper Inc.), *available at* http://www.access.gpo.gov/congress/senate/pdf/108hrg/92686.pdf

The authors believe Lipper-generated comparators are based on biased methodology. To understand the problem in Lipper's methods, one must first understand that in the fund industry there are a large number of small funds and a much smaller number of large funds. The bulk of mutual fund assets are concentrated in the largest funds where fees tend to be lower. The first problem arises because, when examining and reporting on comparative funds, Lipper looks at funds of all different sizes and compares the subject fund's fees to the median of the comparative funds. In a highly skewed distribution, with fees tending to decline as assets rise, reasonableness of a person's body fat ratio by reference only to samples drawn from new members in Overeaters Anonymous. Depending on what is held up as a comparison, that which might appear reasonable may not *actually* be reasonable at all.

In the fund industry's closed fee comparison system, at any point in time, a significant proportion of funds are charging below average fees. This means that the advisers receiving those below average fees appear under-compensated in relation to their peers. The supposedly underpaid advisers have grounds to argue they deserve a pay hike, which, if obtained, leads to some other fund sponsor falling below the norm. This pernicious leap-frog game, with payment decisions effectively based on and checked against no-bid, conflict-ridden contracts, has yielded a payment system that is out of control. Mutual fund advisory fees are subject to great dispersion.[39] Because of this, nearly any fund fee schedule can be presented as more moderate and fair than an array of others extant in the industry.

Fortunately, the fund marketplace provides an exception to the norm of conflicted decision-making in the form of the Vanguard Group of funds. Unlike the standard practice elsewhere in the fund industry, no Vanguard fund director is employed by any entity selling investment advice to Vanguard.[40] Thus, no Vanguard board or board member is under any compulsion to buy advisory services from any particular third-party portfolio manager. Each fund

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the median fee will be higher than the mean. By using the median rather than the mean, the fees of the largest funds appear relatively lower. In an attempt to correct for this problem, Lipper introduced the second data problem. The second problem arises because Lipper takes the comparative funds and calculates assumed fees for them based on their current fee schedules, but assuming they hold assets at the level of the subject fund. The problem here is that smaller funds typically have either a fixed fee schedule or a fee schedule that often stops far below the level of assets for the subject fund. Comparative fees at the higher asset levels are biased upward because smaller funds typically introduce breakpoints (i.e., tiered schedules with lower management fee percentages at higher asset levels) as assets grow. Extrapolating from an existing fee schedule for these small funds with truncated fee schedules can only overestimate what the fee will actually be at far higher asset levels. Thus, for large subject funds—those whose fees are most likely to be attacked as unfair—Lipper's evaluation system overstates what the subject fund's Lipper-picked peer group funds would be charging at the subject fund's asset level. By showing higher peer fee levels than actually exists in the marketplace, the methodology is skewed to make the subject funds' look low in comparison—thus benefitting the sponsor.

39. *See infra* Figure 4.

40. As Vanguard's founder, John C. Bogle, explained: "[A]t Vanguard, none of our external managers are represented . . . ." John C. Bogle, Address at the "Is There a Better Way to Regulate Mutual Funds?" Event Series of the American Enterprise Institute of Public Policy Research (May 9, 2006), *transcript available at* http://www.aei.org/events/filter.all,eventID.1317/transcript.asp.

therefore controls the advisory service provider, rather than vice versa. It is to the Vanguard pricing and business model that we now turn.

A. Evidence Advisory Fees Are Too High: The Vanguard Experience

Vanguard has been going to the free market since 1975 to hire outside advisers,[41] called "sub-advisers," to manage its professionally-advised mutual funds.[42] The Vanguard experience with buying portfolio management services in the free market thus offers a pristine control group—a long-running laboratory experiment useful in evaluating the effect of free market pricing for advisory services within the fund industry. Operating with no compulsion to buy portfolio management services from any particular investment adviser, Vanguard gives us a setting where advisory fee decision-making is uncontaminated by conflicts of interest.

As of 2004, twenty-one Vanguard equity and balanced funds were "actively managed," meaning they were not index funds.[43] Each of these twenty-one funds had their portfolios managed by sub-advisers hired in the free market by the funds' boards. These twenty-one actively managed Vanguard funds accounted for $155 billion in assets. The average total expense ratio (all expenses, including portfolio advisory costs, divided by average fund assets) for these Vanguard funds managed by sub-advisers was 40 basis points (or bps) on a market-weighted basis.[44] A basis point is one one-hundredth of a percent, meaning that Vanguard's expense ratio of .40%, or 40 bps, was less than one-half the industry average of 91 bps.[45] The Vanguard experience is illustrated by the fee schedules established by Vanguard and its sub-advisers

41. While Vanguard is "internally managed" in the sense that its managers operate purely in the interests of the funds and their shareholders, the assets in its particular funds are managed by third-party or "external" advisers, sometimes leading to confusing terminology. Here, we use the terms "outside advisers" or "outsiders" whenever possible when referring to the third-party advisers Vanguard hires to manage the assets of its funds.

42. In 1975, the Vanguard Group of funds emerged as a free-standing mutual fund complex outside any adviser's domination. What are known today as the Vanguard funds previously had been controlled by the Wellington Group of Investment Companies. *See* John C. Bogle, *Re-Mutualizing the Mutual Fund Industry—The Alpha and the Omega*, 45 B.C. L. REV. 391, 399-404 (2004) (discussing the key events in Vanguard funds' emergence as free-standing, independent entities previously dominated by their funding adviser, Wellington Management Company).

43. *See* Vanguard Investments, http://global.vanguard.com/international/hEurEN/research/portfolioEN.htm (last visited Mar. 31, 2008). The index funds do not require active management and are managed by Vanguard in-house.

44. Data for these funds has been provided to the authors by the Bogle Financial Markets Research Center, as well as annual reports for the individual funds. The data is on file with the authors.

45. *See supra* text accompanying note 31.

over the years.[46] Since 1975, there has been significant growth in the assets under management at the various Vanguard funds. Figure 1 below illustrates the number of funds and assets managed in millions from 1975 through 2004. A list of the funds in this program with their inception date is included in Appendix A.

FIGURE 1
ASSETS AND FUNDS MANAGED BY OUTSIDE ADVISERS FOR VANGUARD GROUP 1975-2004


Externally Managed Funds
Number of Funds
Assets under Management ($mm)
25
20
15
10
5
0
200,000
160,000
120,000
80,000
40,000
0
1975 1978 1981 1984 1987 1990 1993 1996 1999 2002
Number
Assets

According to a mutual fund sponsors' lobbying organization, the Investment Company Institute[47] ("ICI"): "The bedrock principle of the mutual fund industry is that the interests of investors always come first."[48] Within the

46. ROBERT SLATER, JOHN BOGLE AND THE VANGUARD EXPERIMENT (1997).

47. The ICI has done a splendid job of advancing the interests of fund sponsors, while drawing a major portion of its operating funds from mutual fund assets—and hence from mutual fund shareholders. *See* Kathleen Day, *So Sweet and Sour: Investor Fees Finance Interests of Lobbyists*, WASH. POST, Jan. 11, 2004, at F01; Paula Dwyer et al., *Breach of Trust: The Mutual-Fund Scandal Was a Disaster Waiting to Happen*, BUS. WK., Dec. 15, 2003, at 98, *available at* http://www.businessweek.com/magazine/content/03_50/b3862015.htm?chan=search. When the interests of fund shareholders diverge from fund sponsors' interests, the ICI regularly takes the side of the fund sponsors. *See* Paul B. Farrell, *A Mutual Fund Tale from Oz: Fund Lobbyists Twist Away from Shareholder Interests*, MARKETWATCH, Oct. 18, 2005, http://www.marketwatch.com/news/story/fund-lobbyists-put-wicked-twist/story.aspx?guid=%7BF F2B7205-45DA-47C7-9D5D-ED0DF09CA0A2%7D.

48. *Mutual Funds: Trading Practices and Abuses that Harm Investors: Hearing Before the Subcomm. on Fin. Mgmt., the Budget, and Int'l Sec. of the S. Comm. on Governmental Affairs,*

Vanguard Group, this bedrock principle is more than just "public relation" talk; it is a core value. As shown by the following two figures, with the growth of Vanguard funds' assets, the advisory fee for Vanguards' sub-advised funds has been declining. This decline demonstrates the presence of both arm's-length bargaining and "economies-of-scale" pricing.[49] In other words, as fund size grows, costs-per-dollar-managed decrease, with Vanguard fund boards passing on those cost savings to fund shareholders in the form of reduced fees. Figure 2 below shows that, between 1975 and 2002 the average advisory fee charged for Vanguard's sub-advised funds has been declining on both an equal-weighted and dollar-weighted basis.[50]

FIGURE 2
AVERAGE ADVISORY FEES PAID FOR VANGUARD FUNDS MANAGED BY SUB-ADVISERS FOR 1975-2004


Average Advisory Fees
Basis Points
45
35
25
15
5
1975
1978
1981
1984
1987
1990
1993
1996
1999
2002
Dollar Weight
Equal Weight

108th Cong. 187 (2003) [hereinafter *Trading Practices Hearing*] (prepared statement of Matthew Fink, President, Investment Company Institute), *available at* http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=108_senate_hearings&docid=f:91038.pdf.

49. As a theoretical matter, one would expect "economies-of-scale" pricing to mean that, as the fund gets bigger, prices come down because it is not ten times more difficult for a portfolio manager to decide to buy 100,000 shares of a company's stock rather than 10,000 shares. Nevertheless, some have questioned whether such savings exist within the fund industry. *See infra* note 209 and accompanying text. The Vanguard cost data in this article shows that economies of scale in the portfolio management business truly do exist and, at least at Vanguard, provide substantial savings to fund investors.

50. Fee data for these funds has been provided by the Bogle Financial Markets Research Center, as well as annual reports for the individual funds.

In Figure 3 below we illustrate the relationship between the total assets under management in the program versus the weighted average advisory fee, with the regression results also shown.[51]

FIGURE 3
REGRESSION ANALYSIS OF AVERAGE ADVISORY FEES PAID BY SUB-ADVISED VANGUARD FUNDS 1975-2004


Combined External Program
Fees (bp)
40
35
30
25
20
15
10
5
0
1000
10000
100000
1000000
Total Program Assets ($millions)
y = 77.817x-0.150
R² = 0.8522

The left-most points are the earliest years, and the fact that they are above the regression line is indicative of an earlier pricing schedule that was modified with the change in fund governance. For example, the top-left most point corresponds to 1975, when the average fee was 38 bps on $1.68 billion in assets. Since 1975, average fees for the sub-advised Vanguard funds have tended to decline as the amount of assets under management has grown. This shows two important things: the existence of economies of scale in the mutual fund portfolio management business and the capturing of those economies for the benefit of Vanguard's shareholders, by bringing fee levels down as assets increase.

51. The form of the regression is: ln *(Fee(bp))* = *A* + *B* * *ln(Assets)*. The regression has as a dependent variable the natural logarithm of the fee in basis points, and has as an independent variable the natural logarithm of fund assets. The regression estimates an intercept coefficient (A) and a slope coefficient (B).

The sub-advised Vanguard funds have written fee arrangements with the outside managers who oversee the investments. A list of funds with their respective sub-advisers is set forth in Appendix B. Some of these funds have only one sub-adviser; some have as many as four. In total, as of 2004, there were thirty-six external managers represented by these twenty-one funds, each with their own fee schedule.[52] Taken collectively, as shown in Table 2 below, in 2004 the fee schedules had the following characteristics for various asset levels:

TABLE 2

VANGUARD FEES BASED ON FUND ASSET LEVELS – 2004

Assets Managed ($ millions)[53]	10	100	1000	10000	25000
Minimum Fee (bps)	10	10	10	5	4
Maximum Fee (bps)	50	50	37	26	25
Mean Fee (bps)	28	27	20	14	13

Economies of scale are evident in the pricing for these funds, where almost all of the sub-advisers charge substantially less for higher asset levels. The mean fee assessed against assets at the $25 billion level is less than half the mean fee assessed at the $100 million level.

The above figures and tables just compare fees paid by certain actively-managed Vanguard funds over a range of asset levels. Critically, Vanguard's pricing model provides a way to gauge the impact of conflicts of interest on pricing for advisory services. This is because nineteen of the thirty-six sub-advisers hired by Vanguard also manage their own mutual funds. When these same portfolio managers sell identical investment advisory services for their own captive funds, the captive funds' boards of directors often approve very different fee schedules, with prices significantly higher than those paid by the Vanguard funds. This pricing disparity works to the detriment of the captive funds' shareholders. Measuring the disparity is not difficult. For Vanguard's nineteen sub-advisers which simultaneously manage their own funds, we have compared the portfolio advisory fees they charge their own captive funds

52. Actual fee schedules and breakpoints are available through the SEC-filed Statement of Additional Information for each fund. These are available using the SEC's EDGAR database. *See* SEC Filings & Forms (EDGAR), http://www.sec.gov/edgar.shtml (last visited Mar. 31, 2008).

53. Breakpoint fee rates normally apply on an incremental basis. Thus, the first $100 million of a $1 billion fund would be charged at the higher rate, and the remaining $900 million would be charged at the lower rate. *See, e.g.*, *Oversight Hearing on Mutual Funds*, *supra* note 38, at 190 (prepared statement of Jeffrey C. Keil, Vice-President, Lipper Inc.).

(based on data filed by the funds with the Securities and Exchange Commission) ("SEC" or "Commission"),[54] with the portfolio advisory fees they charge Vanguard with whom they bargain at arm's-length. The results are set forth below.

TABLE 3
COMPARISON OF ADVISORY FEES CHARGED BY VANGUARD'S SUB-ADVISERS TO FEES THE SAME SUB-ADVISERS CHARGED THEIR OWN CAPTIVE FUNDS - 2004

Assets Managed ($ millions)	10	100	1000	10000	25000
Captive Fund Mean (bps)	70	69	66	64	63
Vanguard Mean (bps)	29	27	22	15	14

Table 3's first set of calculations ("Captive Fund Mean") reflects the advisory fee levels (as opposed to total expense ratios) charged by the Vanguard's sub-advisers when dealing with their own captive funds. The second set of numbers ("Vanguard Mean") represents the average of the Vanguard-negotiated fee schedules applicable to the Vanguard funds.[55] Table 3 shows that, at each asset management level, the captive funds paid at least double the level of advisory fees for identical services.

Table 3 also shows economies of scale. As funds increased in size from $10 million to $25 billion, the average fee charged Vanguard's shareholders declined from 29 bps to 14 bps—a reduction of more than 50%. Obviously, economies of scale exist, and Vanguard's boards capture those cost savings and pass that savings on to Vanguard's shareholders. When managing their own captive funds, however, Vanguard's sub-advisers reduced their fees from an average of 70 bps to only 63 bps, a decline of a meager 10%. Thus, for the captive funds, economies of scale are shared only very grudgingly, if at all.

Translating these schedules into dollar terms is enlightening. Vanguard has negotiated to limit the fees their funds pay to $35 million for the larger portfolio ($25 billion x 14 bps). The *same* external managers when dealing with their captive funds have been able to increase their compensation to $157 million ($25 billion x 63 bps). Vanguard's sub-advisers are thus able to

54. Through 2004, these sub-advisory fee schedules were published in each fund's SEC-filed Statement of Additional Information and are reflected in the SEC's EDGAR database. *See* SEC Filings & Forms (EDGAR), *supra* note 52.

55. Even though this subset only contains nineteen of the thirty-six managers included above in Table 2, their combined Vanguard fee mean is within one basis point of the average for the entire sample.

extract far more money from their own captive funds than they charge Vanguard for the same work. The differential amounts to a potential windfall of more than $122 million in 2004 alone.

The Vanguard experience should stand as a model for the rest of the mutual fund industry to emulate. To put the fee savings in perspective, consider that the weighted average advisory fee paid by Vanguard to its funds' sub-advisers was 12.3 bps in 2004. For the fund industry's 500 largest equity funds, excluding Vanguard's, the advisory fee rate charged was 59 bps, nearly five times higher.[56] Figure 4, below, based on data obtained from Morningstar, compares the fees Vanguard pays its outside portfolio managers with advisory fees paid by the 500 largest actively managed equity mutual funds, excluding funds in the Vanguard Group.

FIGURE 4

ADVISORY FEES ON ACTIVELY MANAGED VANGUARD EQUITY FUNDS VERSUS ADVISORY FEES ON THE 500 LARGEST NON-VANGUARD EQUITY FUNDS - 2004


Advisory Fees Dec 2004
200
150
100
50
0
Basis Points
$1,000
$10,000
$100,000
Assets under Management ($mm)
Vanguard Funds
Other Mutual Funds

56. This fee rate is lower than the industry weighted average expense ratio of 91 bps mentioned earlier, *supra* text accompanying note 31, because for a great many funds it captures only charges for portfolio management services, and thus excludes administrative expense items such as transfer agency costs, printing and custodial services. Also excluded are marketing and distribution costs. See *infra* notes 95-96 for a typical itemization of different types of mutual fund expenses, including advisory fees and custodial charges. The industry's weighted average expense ratio of 91 bps is in turn lower than the 112 bps expense ratio for equity funds, *see infra* note 126 and accompanying text, since some funds, such as bond and money market funds, tend to have lower expense ratios than equity funds. For tables reflecting weighted average expense ratios for different categories of mutual funds from 1970 to 2004, see Todd Houge & Jay Wellman, *The Use and Abuse of Mutual Fund Expenses*, 70 J. BUS. ETHICS 23, 28 (2007).

Figure 4 illustrates the dramatic savings that Vanguard shareholders enjoy due to their boards' freedom to engage in true arm's-length negotiations. At the end of 2004, the 500 largest non-Vanguard equity funds held approximately $2.8 trillion in assets. With a mean weighted average advisory fee of 59 bps, these funds paid roughly $16.5 billion in gross advisory fees. If they had instead paid the 12.3 bps weighted average fee Vanguard pays outside portfolio advisers, shareholders of these 500 equity funds would have saved on the order of $13.1 billion. Even if the average portfolio advisory fees paid by the 500 non-Vanguard funds were *double* what Vanguard paid its own outside portfolio advisers, shareholders of these 500 funds would have saved more than $9.5 billion annually.

Supporters of the status quo in mutual fund pricing may argue that references to Vanguard are off-point because, unlike its peers, Vanguard functions as a "mutual" company, in the sense that the company is client-owned, and therefore the fund manager does not work to turn a profit for outside shareholders (as do the managers at Franklin Resources and Eaton Vance, for example). Rather, the Vanguard director works exclusively for the *fund's* shareholders. Vanguard furnishes distribution and administrative services (such as custodian and transfer agency, telephone access, internet services, printing, regulatory compliance, etc.) at cost. Thus, Vanguard shareholders enjoy savings because they do not pay the fund adviser or its affiliates cash reflecting a reasonable profit on those administrative charges. This expense mark-up is a cost item routinely charged by fund sponsors elsewhere in the fund industry. However, this expense item is not large.[57]

The Vanguard Group's business model can prove puzzling even to sophisticated industry observers. A study analyzing mutual fund fees recently published by the American Enterprise Institute[58] correctly found that the fund industry features "a unique system of price setting, one that does not include vigorous price competition."[59] The authors then tried to explain what it is

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57. For example, the total costs of all administrative expenses for equity mutual funds on a weighted average basis can be estimated at no more than 25 bps, which is the weighted average expense ratio for equity index funds. *See infra* notes 123-24 and accompanying text. This is in line with Freeman-Brown's calculation of equity fund administrative fees to be 21 bps on a weighted average basis. Freeman & Brown, *supra* note 9, at 624 tbl.2. For the equity index fund sample, profit to the advisers for the rendition of administrative services is included in the all-in charge of 25 bps. The only thing excluded is the cost of advisory services, and that is the expense item that accounts for the bulk of the costs showing up in actively managed funds' expense ratios. It also accounts for the bulk of fund sponsors' profitability.

58. PETER J. WALLISON & ROBERT E. LITAN, COMPETITIVE EQUITY: A BETTER WAY TO ORGANIZE MUTUAL FUNDS (2007).

59. *Id.* at 76.

about the Vanguard Group that causes its expense levels to be so much lower than industry averages. The authors contended Vanguard's organizational structure as a "mutual" company is what creates shareholder savings within the Vanguard Group.[60] This explanation is only partially correct. It holds water only insofar as it relates to Vanguard administrative and distribution services which, as noted above, are supplied to fund shareholders at cost. Though Vanguard is not in the business of profiting off the services it performs for its fund shareholders, the outside fund portfolio advisers it hires to manage its various actively managed funds certainly are. There is nothing non-profit about the work these advisory firms perform or the prices they charge the funds they manage. The portfolio managers for Vanguard's outsider-advised funds are simply independent contractors hired to render services, and those services are rendered on a *for-profit* basis. That Vanguard's funds pay low prices for advisory services simply reflect hard bargaining by the Vanguard funds' loyal and unconflicted board members.

Table 3 features a true "apples-to-apples" comparison of Vanguard's advisory fees with those charged by Vanguard's advisers when billing their captive funds for services. We see that captive shareholders are obligated to pay far more than Vanguard shareholders pay to the very same managers *for performing the very same work.* From a fiduciary duty standpoint, this is both disturbing and enlightening. This comparison demonstrates that advisory fees outside the Vanguard Group are grossly inflated.

The true extent of the fund market versus free market pricing disparity is driven home by Figure 4. Again, this is an apples-to-apples analysis, comparing what Vanguard funds pay with what shareholders of many other large funds pay for equivalent advisory services. That Vanguard's costs are far below fund industry averages should be an embarrassment to the rest of the fund industry. The Vanguard experience proves that the conflicts of interest influencing advisory contract negotiations in the great many sponsor-controlled funds causes those funds' shareholders to be substantially overcharged. As discussed below, this ultimate conclusion is nothing new.

B. Past Scholarly Studies Have Shown Mutual Fund Advisory Fees Are Inflated

Academics at the Wharton School's Securities Research Unit performed the first detailed and comprehensive study raising questions about the reasonableness of mutual fund fees in 1962. Their study was commissioned by the SEC and is known as the *Wharton Report.*[61] Four years after the

60. *Id.* at 84.
61. WHARTON REPORT, *supra* note 9.

Wharton Report's publication, the SEC published its own study of the mutual fund industry, entitled *Public Policy Implications of Investment Company Growth* (*PPI Study*).[62] The *Wharton Report* and the *PPI Study* each found evidence of unusually high fees in the mutual fund industry for advisory services.

Each also found that mutual fund advisers consistently charged significantly higher fees when selling portfolio management services to their captive funds, as compared to when the same advisers sold equivalent services on the open market.[63] They ascribed this disparity in fee structures to the same phenomenon discussed above: fund advisers' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set non-competitive prices.[64] The *Wharton Report* identified fifty-four investment advisers with both mutual fund clients and other clients.[65] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in thirty-nine out of the fifty-four cases.[66] Of this group of thirty-nine advisers, twenty-four charged their captive mutual funds fees that were 200% higher than they charged their institutional clients; nine charged their captive funds fees that were at least 500% higher.[67] Likewise, in its *PPI Study*, the SEC revisited the *Wharton Report*'s findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff."[68] The Commission noted that advisory fee rates for pension and profit sharing plans (fees

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62. PPI STUDY, *supra* note 9.

63. Specifically, the *Wharton Report*'s authors found that where fund advisers had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients." WHARTON REPORT, *supra* note 9, at 493.

64. The price disparity was explained as follows:

> The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of fees charged open-end companies, they are typically fixed by essentially the same persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.

Id. at 493-94 (footnote omitted).

65. *Id.* at 489.

66. *Id.*

67. *Id.*

68. PPI STUDY, *supra* note 9, at 120.

negotiated by parties dealing at arm's-length) were less than "one-eighth of the 0.50 percent rate commonly charged to mutual funds of that size."[69]

Following the *PPI Study*, a good deal of time passed without fee levels in the fund industry receiving much scrutiny, although from time-to-time, articles uncomplimentary toward mutual fund governance did appear in the financial press.[70] Similarly, over the decades, the findings of those scholarly reports about comparable fees were never challenged. In 2001, two of this article's authors, John Freeman and Stewart Brown, again scrutinized mutual fund fees.[71]

Freeman-Brown compared mutual fund portfolio management fees to portfolio management fees paid by government pension plans and found that the former were much higher than the latter.[72] Freeman-Brown relied on two main sources of data. The first was data collected from questionnaire responses received from public pension funds reporting on fee levels charged by the pension funds' external equity fund managers.[73] The other main source

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69. *Id.* at 115.

70. One of those articles noted the disparity between what fund investors pay for advice and what institutions pay, noting that fund shareholders "pay nearly twice as much as institutional investors for money management." Simon, *supra* note 1, at 131. Ms. Simon also noted that the "calculation doesn't even include any front- or back-end sales charges you may also pony up." *Id.*; *see also* Robert Barker, *Fund Fees Are Rising. Who's to Blame?*, BUS. WK., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Robert Barker, *High Fund Fees Have Got to Go*, BUS. WK., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Thomas Easton, *The Fund Industry's Dirty Secret: Big Is Not Beautiful*, FORBES, Aug. 24, 1998, at 116, 117-18 ("The dirty secret of the business is that the more money you manage, the more profit you make—but the less able you are to serve your shareholders. . . . In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, *Some Say More Could Be Done to Clarify Fees*, WALL ST. J., May 20, 1998, at C1 ("[I]s the industry really rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Tracey Longo, *Days of Reckoning: Congress Is Finally Starting to Look into Why Mutual Fund Fees Keep Rising*, FIN. PLAN., Nov. 1, 1998, at 171 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Linda Stern, *Watch Those Fees*, NEWSWEEK, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes works backward, and heightened competition can mean higher prices.").

71. Freeman & Brown, *supra* note 9.

72. Key Freeman-Brown findings are discussed in DAVID F. SWENSEN, UNCONVENTIONAL SUCCESS: A FUNDAMENTAL APPROACH TO PERSONAL INVESTMENT 241 (2005).

73. The hundred largest public pension funds were surveyed. The cover letter asked for cooperation, mentioning that the request should be viewed as a Freedom of Information Act request by those disinclined to cooperate without compulsion. Fifty-three pension funds

was Morningstar's Principia Pro database. Fee breakdowns in that database are drawn from mutual funds registration statements.[74] Within the Morningstar data, Freeman-Brown's focus was on advisory fees only; costs designated by the funds as administrative (legal, transfer agency services, etc.), for distribution, or marketing were excluded from the comparisons.

Using this data, Freeman-Brown showed inter alia that the equity pension fund portfolio featured an average size of $443 million and an asset weighted average advisory fee of 28 bps. In comparison, the average equity mutual fund had an average asset size of $1.3 billion and an asset weighted average advisory fee level of 56 bps. Thus, despite the savings from economies of scale that one would expect, mutual fund managers were paid twice as much (56 bps rather than 28 bps) to manage funds that, on average, were almost three times as big (averaging $1.3 billion rather than $443 million). In dollar terms, the fee average for equity pension funds was $1.2 million; for the equity mutual funds, featuring a much higher fee level and a bigger asset base, it was roughly six times as much, around $7.28 million.

C. Fund Sponsors' Counterattack; The ICI Response and Coates-Hubbard

The Freeman-Brown study made waves[75] and triggered calls for reform.[76]

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responded, of which thirty-six provided usable data. The thirty-six pension funds had average total assets of $21 billion. Freeman & Brown, *supra* note 9, at 630.

74. Financial data within those registration statements is trustworthy because material misrepresentations in registration statements filed under the Act are actionable civilly and criminally under the Securities Act of 1933. *See* Securities Act of 1933 §§ 11, 17, 15 U.S.C. §§ 77k, 77q (2000).

75. *See, e.g.*, Tom Lauricella, *This Is News?: Fund Fees Are Too High, Study Says*, WALL ST. J., Aug. 27, 2001, at C1. The article quotes Don Phillips, head of Morningstar, the mutual fund industry's leading performance and expense tracking company, saying: "[T]he [Freeman-Brown] study is dead-on in its methodology and findings. . . . This study is very damning . . . . It shows that retail mutual funds are not competitively priced." *Id.*

76. For instance, former SEC Chairman Arthur Levitt testified before a House Subcommittee and confirmed Freeman-Brown's findings and demanded radical reform. He testified: "The largest mutual funds pay money management advisory fees that are more than twice those paid by pension funds." Thus, he argued:

> It is essential that investment company boards be required to solicit competitive bids from those who wish to undertake the management function. Furthermore, boards should justify to their bosses, fund shareholders, why they chose a particular investment advisor and each year should demonstrate that they have aggressively and competitively negotiated management fees.

Mutual Funds: Who's Looking out for Investors?: Hearing Before the Subcomm. on Capital Mkts., Ins. and Gov't Sponsored Enters. of the H. Comm. on Fin. Servs., 108th Cong. 48 (2003) (statement of Arthur Levitt, Chairman, Securities Exchange Commission), *available at* http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=108_house_hearings&docid=f:92982.pdf.

Then, as one would expect, defenders of the status quo sought to discredit the study. In 2003, the ICI published a report which purported to show that fund advisory fee levels were about the same as portfolio management fees paid by public pension plans.[77] The ICI's research eventually was embraced by two academics, Professors John C. Coates, IV of Harvard Law School and R. Glenn Hubbard, Dean of Columbia's School of Business. With funding by ICI Mutual, the insurance company affiliated with the ICI that insures mutual fund directors and advisers against liability claims,[78] Professors Coates and Hubbard have written an article appearing in the Fall 2007 edition of the *Journal of Corporation Law* entitled *Competition in the Mutual Fund Industry: Evidence and Implications for Policy*.[79]

Coates-Hubbard's thesis is that mutual funds operate in competitive markets, and excessive fees do not exist in competitive markets; therefore, mutual funds do not have excessive fees. In reaching this surprising conclusion,[80] Coates-Hubbard rejects the various, detailed studies that show

77. Sean Collins, *The Expenses of Defined Benefit Pension Plans and Mutual Funds*, ICI PERSPECTIVE, Dec. 2003, at 1, 8, *available at* http://www.ici.org/pdf/per09-06.pdf.

78. *See* Coates & Hubbard, *supra* note 11, at 151 n.aal.

79. The paper was initially published in June 2006 under the auspices of the American Enterprise Institute. John C. Coates IV & R. Glenn Hubbard, *Competition and Shareholder Fees in the Mutual Fund Industry: Evidence and Implications for Policy*, (Am. Enter. Inst., Working Paper No. 127, 2006) [hereinafter *Coates-Hubbard Working Paper*], *available at* http://www.aei.org/publications/pubID.24577/pub_detail.asp. This article will be referred to textually as the "Coates-Hubbard Working Paper." Fidelity Investments then presented the Coates-Hubbard Working Paper to the SEC as an authoritative analysis of mutual fund fees by submitting it for inclusion in SEC File S7-03-04, a file relating to mutual fund governance issues pending before the Commission. *See* Letter from Eric D. Roiter, Sr. Vice Pres. & Gen. Counsel, Fidelity Inv., to Nancy M. Morris, Secretary, Sec. Exch. Comm'n (Mar. 2, 2007), *available at* http://www.sec.gov/rules/proposed/s70304/s70304-554.pdf. Fidelity used the Coates-Hubbard Working Paper research in support of their joint opposition to an SEC governance proposal calling for more independence in fund boardrooms. The Coates-Hubbard Working Paper is an attachment to the Fidelity submission, beginning on page 27. *Id.* at 27. The Chamber of Commerce of the United States adopted as authoritative the Coates-Hubbard Working Paper research as well. *See* Letter from David Chavern, Chief Operating Officer & Sr. Vice Pres., Chamber of Commerce of the U.S., to Nancy M. Morris, Secretary, Sec. Exch. Comm'n 5 (Mar. 2, 2007), *available at* http://www.sec.gov/rules/proposed/s70304/dcchavern8764.pdf. A subsequent version of the Coates-Hubbard Working Paper was published on the Social Science Research Network in August 2007. *See* John C. Coates & R. Glenn Hubbard, *Competition in the Mutual Fund Industry: Evidence and Implications for Policy* (Harvard Univ. John M. Olin Discussion Paper Series, Discussion Paper No. 592, 2007), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1005426.

80. As noted earlier, there is substantial evidence that fund advisory firms earn statistically significant risk-adjusted returns. *See supra* note 28 and accompanying text. Brown's study, covering the twenty-five-year period from 1982-2006, concludes that fund sponsors' profits and returns are accelerating rather than decelerating as increased competition would predict. The

excessive fees exist.[81] Coates-Hubbard dismisses the *Wharton Report*'s comparative fee analysis as superficial, which it was not,[82] and dismisses the *PPI Study* as simply "accepting without question" the *Wharton Report*'s findings,[83] which is a false characterization.[84] In essence, the *Wharton Report* and the SEC's *PPI Study* are rejected out of hand by Coates-Hubbard as irrelevant, old-school, meaningless 1960s research featuring "nonsensical" fee comparisons of different products with different services.[85]

As for Freeman-Brown, it is dismissed on the ground that pension fund advisory costs cannot be compared with mutual funds; Coates-Hubbard contends it amounts to a meaningless apples-to-oranges comparison.[86] Coates-Hubbard claims this is so for two reasons. First, "[m]utual funds report different costs in the same categories of expenses. Management fees sometimes include administrative and costs other than pure portfolio management."[87] The second ground they give is that differences in liquidity frustrate comparisons.[88] Each contention is explored below.

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study confirms the finding, noted earlier, that fund sponsors earn economic profits, contrary to the predictions of the model of perfect competition. *See supra* note 26 and accompanying text; *see also supra* note 36 and accompanying text.

81. Their view also collides with findings that the mutual fund industry features a distinct absence of price competition. *See, e.g.*, GEN. ACCOUNTING OFFICE, MUTUAL FUND FEES: ADDITIONAL DISCLOSURE COULD ENCOURAGE PRICE COMPETITION 62 (2000), *available at* http://www.gao.gov/archive/2000/gg00126.pdf (finding that mutual funds tend not to compete based on the operating expenses investors pay); WALLISON & LITAN, *supra* note 58, at 61-76 (concluding that, contrary to the Coates-Hubbard thesis, funds do not compete effectively on pricing of services).

82. Coates & Hubbard, *supra* note 11, at 156. The *Wharton Report* was also derided by Coates-Hubbard as "primitive and misleading." *Id.* at 153.

83. *Id.* at 156.

84. In truth, the *PPI Study* traveled well beyond the *Wharton Report*'s scope with fresh analysis supporting the same conclusion. The SEC confirmed, for example, that competition among advisers seeking to supply funds with services does not exist in the fund industry. It found instead that "[m]utual funds are formed by persons who hope to profit from providing management services to them," PPI STUDY, *supra* note 9, at 127, with the captive funds' managers seldom thereafter competing with each other for fund advisory contract business, *id.* at 126. Most importantly, based on its study of new and different data, the SEC determined mutual funds pay far more for advisory services than pension and profit-sharing plans. *See supra* notes 61-69 and accompanying text.

85. Coates & Hubbard, *supra* note 11, at 186.

86. *See id.* at 183.

87. Coates & Hubbard, *supra* note 11, at 186-87. Moreover, though Coates-Hubbard faults Freeman-Brown for not isolating the data, their article correctly admits: "Data are not readily available to accurately isolate the pure costs of portfolio management . . . ." *Id.* at 187-88.

88. *Id.* at 188.

1. The Commingling of Expenses in Management Fees

As to the first concern dealing with occasional expense commingling, it is undoubtedly correct that a minor amount of commingling of expense items sometimes exists and—quite regrettably—frustrates perfect apples-to-apples comparisons on a universal basis.[89] But Coates-Hubbard overstates the problem's size,[90] exaggerates its impact, and ignores Freeman-Brown's efforts to adjust for expense commingling.[91]

Moreover, the authors are unaware of any competent data establishing that free market advisory costs cannot be compared with fund market advisory

89. This problem could easily be eliminated if the SEC insisted that funds follow a uniform, clearly-defined system of expense reporting, an improvement called for by Freeman-Brown and reiterated here. As observed in Freeman-Brown:

> [T]o facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped.

Freeman & Brown, *supra* note 9, at 669.

90. In making this argument, Coates-Hubbard essentially adopts the views expressed by the ICI. As discussed *infra* in notes 104 and 131, the ICI claims that various extraneous expenses are sometimes embedded in advisory fees, making it impossible to isolate true portfolio advisory costs. Specifically, Collins, *supra* note 77, at 7, lists certain expense categories that are sometimes included in advisory fees. We have considered each of these expense categories and averaged the closest expense categories for funds that report those expenses separately to Lipper Analytical Services. As explained *infra* in note 104, based on our analysis of this Lipper data, we conclude that when the spillover of non-advisory expenses into fund advisory expenses occurs, the amount of added costs approximates no more than 3 bps. Neither Coates-Hubbard nor any other source has attempted to quantify the amount of non-advisory costs included by some sponsors in their advisory fees. Of course, if the number was quantified by fund sponsors' defenders, it could be adjusted for, and the purported ground for fund fees being incapable of comparison would disappear.

91. Specifically, in framing the Freeman-Brown study, we determined that, on average, domestic equity mutual funds paid 21 bps for administrative services such as transfer agency, custodial, and legal fees. Freeman-Brown's operating expense (advisory and administrative fees) ratios were comparable to those found in the ICI's own cost study conducted in 1999. *See* John D. Rea et al., *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, ICI PERSPECTIVE, Dec. 1999, at 1, *available at* http://www.ici.org/pdf/per05-05.pdf. To hone our fund expense data down to advisory fee payments, we eliminated explicitly disclosed administrative fees together with the large amount of hidden administrative costs embedded in funds' 12b-1 expenses. At this point, after further investigation, we concluded that any residual administrative expenses embedded in fund advisory fees were de minimis. We then calibrated the mutual fund sample to closely resemble our pension fund sample. We found that the cost of advisory (stock picking) services for a large sample of domestic equity funds averaged 56 basis points. We found that public pension funds pay an average of 28 bps for the same services. This comparison led us to conclude that mutual funds pay around double what pension funds pay solely for stock picking services. *See generally* Freeman & Brown, *supra* note 9.

costs. A pool of stocks is not inherently harder to manage because the legal owner is a pension fund as opposed to being a mutual fund. Indeed, competing for advisory business in the free market necessitates a significant cost that fund advisers need not pay: the cost of finding business in a competitive marketplace. Fund managers escape paying that cost due to their unseverable tie with the fund.

Furthermore, Coates-Hubbard ignores the pure apples-to-apples data that does exist supporting Freeman-Brown's central thesis that fee gouging is rampant within the fund industry. One example of pure apples-to-apples data is the Vanguard data reviewed earlier in this article.[92] Another came to light in a 2004 Senate Subcommittee hearing. At that hearing examining excessive fees within the mutual fund industry, then-New York Attorney General Eliot Spitzer testified that, in the course of his investigation, he had asked for the "best apples to apples comparison for identical services" from Putnam Investments.[93] In response, Putnam gave him data showing Putnam's mutual fund investors were charged 40% more for advisory services than Putnam's institutional investors, meaning Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients.[94]

Alliance Capital provides further apples-to-apples data. In 2002, according to its Certified Shareholder Report filed on Form N-CSR with the SEC,[95]

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92. *See supra* Part III.A. The Vanguard phenomenon was also explored (although to a lesser extent) in Freeman-Brown. *See* Freeman & Brown, *supra* note 9, at 637-40. Coates-Hubbard criticized Freeman-Brown for not explaining why Vanguard pays sub-advisors 13 basis points on a weighted average basis for providing advisory services, whereas the price paid by public pension plans holding the largest group of assets is more, 20 bps. Coates & Hubbard, *supra* note 11, at 187. But the answer is simple and apparent from Freeman-Brown's text. The weighted average size of the Vanguard outside-managed funds featured in Freeman-Brown was $11.6 billion. *See* Freeman & Brown, *supra* note 9, at 638 tbl.6. The weighted average asset size for the largest pension fund decile in the Freeman-Brown sample was much smaller: $1.55 billion, less than one-seventh the size of the average Vanguard portfolio. *Id.* at 632. The Vanguard fee rate is lower due to economies of scale being captured at Vanguard for the benefit of fund shareholders. Freeman-Brown's text showed that working for Vanguard is nonetheless lucrative. Applying the average fee rate to the average asset size yields an advisory fee to the sub-adviser of $15.1 million. The average numbers for pension managers yields far less, $3.10 million.

93. *Oversight Hearing on Mutual Funds*, *supra* note 38, at 23 (testimony of Eliot L. Spitzer, N.Y. Att'y Gen.).

94. *Id.* at 16.

95. A copy of the Alliance Fund's shareholder report is available on the SEC's EDGAR database. *See* AllianceBernstein Premier Growth Fund, Annual Report (Form N-CSR) (Oct. 14, 2003), *available at* http://www.sec.gov/Archives/edgar/data/889508/000093677203000412/0000936772-03-000412.txt.

Alliance Premier Growth Fund paid total advisory, distribution, and administrative expenses of $198 million.[96] Included in that sum was an advisory fee of $88 million paid by the fund to its sponsor, Alliance Capital.[97] Based on average assets of $9.1 billion, the advisory fee thus exceeded 90 bps.[98] At about the same time, Alliance was managing the Vanguard U.S. Growth Fund for 11 bps, a $672 million portfolio for the Kentucky Retirement System for 24 bps, a $1.7 billion portfolio for the Minnesota State Board of Investment for 20 bps, a $730 million equities portfolio for the Missouri Retirement System for 18.5 bps, and a $975 million equity portfolio for the Wyoming Retirement System for 10 bps.[99]

These price discrepancies cannot be justified on the basis of expense commingling. Alliance's certified shareholder report separately disclosed administrative, transfer agency, distribution, printing, custodian, registration, and audit and legal fees, among others; those items were not jumbled with the separately disclosed "Advisory fee."[100] Nor can they be justified on the basis of differences in service or personnel. Alliance Capital has publicly proclaimed that its mutual funds and institutional accounts are "managed by the same investment professionals."[101] According to the prospectus for the Alliance Stock Fund, the management company's institutional accounts and the Alliance Premier Growth Fund also shared "substantially the same

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96. *Id.* at 13. The expenses for the year ended November 30, 2002 were:

Advisory fee	$88,128,426
Distribution fee--Class A	$8,300,777
Distribution fee--Class B	$42,133,265
Distribution fee--Class C	$15,548,417
Transfer agency	$37,578,580
Printing	$5,398,494
Custodian	$652,328
Audit and legal	$121,314
Administrative	$150,000
Registration fees	$145,000
Directors' fees and expenses	$23,000
Miscellaneous	$199,011
Total expenses	$198,378,612

Id. Notice that, contrary to Coates-Hubbard's suggestion that fund fees customarily are jumbled, expense items usually are itemized separately with advisory fees easily broken out as an individual item.

97. *Id.* at 13, 17.

98. *Id.* at 25.

99. *See* Second Amended Class Action Complaint at 24-25, Miller v. Mitchell Hutchins Asset Mgmt., Inc., No. 01-CV-0192-DRH (S.D. Ill. Apr. 1, 2002).

100. *See supra* notes 95-96 and accompanying text.

101. Alliance Capital Mgmt. L.P., Annual Report (Form 10-K), at 8 (Mar. 28, 2000), *available at* http://www.sec.gov/Archives/edgar/data/1109448/0001104659-00-000074.txt.

investment objectives and policies" and were managed with "essentially the same investment strategies and techniques."[102] Moreover the different clients shared a "nearly identical composition of investment holdings and related percentage weightings."[103]

Obviously, free market competition has worked well for the institutional buyers of Alliance Capital's portfolio management services. For example, the managers of the Wyoming Retirement System's pension plan paid Alliance Capital less than $1 million per year for essentially the same advice, given by the same people, who were being compensated by Alliance Premier Fund's shareholders to the tune of $88 million yearly. But the price differential in dollar terms of *eighty-eight times* between advisory services sold in the free market versus the fund market for portfolio management by Alliance Capital tells us that price competition for advisory services in the fund market is not robust; it is on life-support, if it can be said to exist at all.

The point is this: Proof of price gouging in the fund portfolio management business is findable and has been found. We agree with Coates-Hubbard that the data are not always pristine. Because of the way the SEC has allowed mutual funds to blur expense definitions, it is not always easy to compare mutual fund portfolio management fees and portfolio management fees negotiated on the free market. It should be easier. And it would be if the SEC used its regulatory authority to bar mutual funds from commingling expense categories and demanded that the industry calculate expense items on a uniform basis. Nonetheless, expense overlaps are a minor problem,[104] and the

102. Alliance Premier Growth Fund, Inc., Prospectus (Form 485BPOS), at 46 (Jan. 30, 2002), *available at* http://www.sec.gov/Archives/edgar/data/889508/000091957402000122/0000919574-02-000122.txt.

103. *Id.*

104. *See* Collins, *supra* note 77, at 6. Collins and the ICI contend that, in addition to portfolio management, the adviser's management fee

> typically also covers the costs of administrative and business services that the fund must have to operate. These include fund and portfolio accounting, valuation of portfolio securities, oversight of the fund's transfer agent and custodian, legal analysis to ensure compliance with federal and state laws and regulations, preparation and filing of regulatory and tax reports, and preparation and distribution of prospectuses and shareholder reports. The management fee also compensates the adviser for its expenses related to the salaries of fund officers and the costs of clerical staff, office space, equipment, and certain accounting and recordkeeping facilities. Finally, the management fee must offer the fund's adviser a competitive rate of return on capital.

Id. The authors have considered and analyzed each of these items. In many cases they are illusory. For example, in the case of Alliance Capital's handling of Alliance Premier Growth Fund, discussed above, the fund's transfer agency services were supplied by an Alliance affiliate, meaning that a monitoring charge to compensate Alliance for "oversight of the fund's apples-to-apples data that does exist powerfully confirms the Freeman-Brown thesis and debunks any claim that robust competition keeps prices for portfolio advisory services low in the mutual fund industry.

2. Questions of Differences in Liquidity

Another comparability-based argument made by Coates-Hubbard challenges Freeman-Brown's use of pension data. Coates-Hubbard contends pension funds and mutual funds cannot be credibly compared because of "differences in liquidity."[105] The point Coates-Hubbard seeks to make is that, because mutual funds are constantly selling and redeeming shares, mutual funds have a constant, unique liquidity challenge. This, Coates-Hubbard argues, makes mutual fund portfolio management unlike, and not comparable with, portfolio management for other institutional investors. According to Coates-Hubbard, "differences in liquidity" will always "prevent a one-to-one comparison of portfolio management costs."[106]

The Coates-Hubbard liquidity factor deserves special attention, for it lies at the heart of fund managers' strategy for disarming shareholder attacks and preserving the status quo. The strategy bars critics from evaluating fund fees based on free market comparables. To fund sponsors' defenders, "differences in liquidity" is the "X factor," a shield protecting mutual fund advisers from having their fees judged by comparison to free market benchmarks. This issue is a red herring.

Tellingly, though presented as an economic analysis, the Coates-Hubbard study never seeks to isolate and quantify the supposed "differences in liquidity" factor. Nor does it cite any authoritative source providing the liquidity factor any measurable weight at all. Moreover, this liquidity factor

transfer agent" would basically amount to paying Alliance Capital to monitor itself. Other items mentioned in the Collins-ICI listing are typically covered in administrative expenses although they may not be labeled in precisely the same way. For instance, printing and distribution of prospectuses and shareholder reports would have been covered by the $5 million in printing costs in the Alliance Premier Growth Fund. *See supra* notes 95-96. Costs such as office space, equipment, and competitive rates of return on capital are also likely to be associated with institutional accounts and thus are included in both fees. About one-third of large cap funds in the Lipper database report fund accounting fees separately, and these had a weighted average cost of 1.1 bps for the 2006 fiscal year. We conclude that, in the aggregate, the various miscellaneous items do not account for more than 3 bps of the average mutual fund's advisory fee. We note further that study of cost allocations for one adviser who has both captive mutual funds and institutional clients shows that the institutional clients actually are more expensive to service than the mutual funds. *See infra* notes 227-29 and accompanying text. This suggests fund fee levels should be lower than institutional prices, rather than far higher, as they are.

105. Coates & Hubbard, *supra* note 11, at 188.

106. *Id.*

tends not to be visible or quantifiable in the real world. For example, it does not translate into differences in pricing for portfolio management services rendered to mutual funds and closed end funds (which do not issue redeemable securities and which do not constantly sell new shares to the public) by investment company sponsors who manage both.[107]

Interestingly, the ICI's own position is inconsistent with Coates-Hubbard's "liquidity" theory. In 2003, the ICI claimed that the true cost of managing a mutual fund portfolio on a weighted average basis is around 31 bps,[108] leading to the ICI's conclusion that "mutual fund and pension plans pay like fees for like portfolio management services."[109] Accepting this finding as true, which it is not,[110] the fee equivalence debunks the alleged "liquidity" factor featured by Coates-Hubbard, since the ICI's contention carries with it the implicit premise that pension fund and mutual fund portfolio advisory services are very similar, because, after all, the fees are "virtually identical."[111] Thus, the ICI's position on the comparability of fund and pension fees leads to the conclusion

107. Investment company manager Mario Gabelli's advisory firm manages seventeen mutual funds that invest in stocks and/or bonds and nine closed-end funds. The management fee charged each of the twenty-six funds annually is set at 1%, with two exceptions. Gabelli's ABC Mutual Fund charges a fee of only .5%; the closed-end Global Deal Fund charges a performance fee that is a minimum of .5%, rising to 2% if the fund's total return exceeds the T-Bill index return by 6%. *See generally* Gabelli Home Page, http://www.gabelli.com/ (last visited Mar. 31, 2008). By definition, closed-end funds feature less liquidity pressure than mutual funds since their shares are not redeemable, and new shares are not constantly being sold. *See* Roger M. Klein, *Who Will Manage the Managers?: The Investment Company Act's Antipyramiding Provision and Its Effect on the Mutual Fund Industry*, 59 OHIO ST. L.J. 507 (1998) (describing characteristics of closed-end funds). If the "differences in liquidity" factor cited by Coates-Hubbard is real and had significant weight, it presumably would manifest itself in the need for substantially more work to be done by the mutual fund portfolio manager, who in turn presumably would charge higher fees to compensate for the greater effort being exerted. However, there is no drop off in fees for Gabelli's closed-end funds in comparison to the mutual funds. *See* Gabelli Home Page, *supra*. This indicates that the redeemability factor is either nonexistent, or is sufficiently insubstantial enough to not be worth building into the cost.

108. Collins, *supra* note 77, at 8.

109. *Id.* at 17. Indeed, the headline of the press release published by the ICI announcing its study attacking Freeman-Brown stated: "Mutual Fund and Pension Fund Fee Levels Are Similar, ICI Research Study Finds." Press Release, Inv. Co. Inst., Mutual Fund and Pension Fund Fee Levels Are Similar, ICI Research Study Finds (Jan. 6, 2004) [hereinafter ICI Press Release], *available at* http://ici.org/statements/nr/2004/04_news_dbplans.html.

110. The falsity arises due to fund advisers' practice of tacking on extra costs to the sub-advisers' fees, padding and thus inflating the overall advisory charges borne by the sub-advised fund and its shareholders. *See infra* Part III.D.

111. The ICI claims to have found: "Mutual fund subadvisors and pension plan investment managers charge 'investment advisory fees' that are virtually identical." *See* ICI Press Release, *supra* note 109. Coates-Hubbard adopted the ICI's flawed methodology and its unsupportable findings. *See* Coates & Hubbard, *supra* note 11.

that the unquantified "differences-in-liquidity" factor cited by Coates-Hubbard is something of a financial Loch Ness monster—a phenomenon talked about but never seen in real life.[112] Finally, to the extent "differences in liquidity" ever matter, they certainly cannot prevent comparisons of Vanguard's portfolio management costs with those charged elsewhere in the fund industry. After all, Vanguard's managers, just like other funds', must deal daily with the liquidity factor. The devastating Vanguard free market vs. fund market advisory fee comparison, as shown in Table 3 and Figure 4, *supra*, cannot be dismissed on this basis.

Another flaw with Coates-Hubbard's broader contention that free market comparators cannot be used in evaluating fund fees is that this "can't do" attitude goes against the grain of accepted financial evaluation practices. For example, business valuation experts and real estate appraisers typically study comparables and adjust them in reaching opinions about the value to be assigned to the property they are appraising. When it comes to business or real estate valuations, bond ratings, or innumerable other free market pricing calculations, nobody insists that the comparables' attributes be absolutely identical to the item being valued. All that is required is that the comparable be reasonably similar with appropriate adjustments being taken to make the comparisons persuasive.[113]

The Coates-Hubbard view that mutual fund fees can never be analyzed on a comparative basis[114] is unvarnished advocacy advanced on behalf of those who seek to preserve the status quo. Like other Coates-Hubbard claims,[115] it

112. Indeed, the ICI has admitted as much. In the ICI's attempted defense of fund industry pricing, the ICI's lead researcher declared: "[I]t is possible to compare the portfolio management fees incurred by public pension plans with a comparable measure by examining the sub-advisory fees of mutual funds." Collins, *supra* note 77, at 8.

113. Another major problem with the industry's approach to fund fee comparisons is that too much reliance is placed on basis points, and too little attention is given to dollars. Translating basis points to dollars vividly underscores our conclusion that fees in the mutual fund industry are excessive. Freeman-Brown's data showed the top 10% largest pension funds hold on average $1.55 billion in assets, with a 20 bps management fee ratio. Freeman & Brown, *supra* note 9, at 631 tbl.3, 638 tbl.6. For mutual funds, the top 10% in size have assets of $9.7 billion and a 50 bps fee level. *Id.* Many mutual funds are much bigger than pension funds, and so even minor differences in basis points are amplified. Fund managers are paid roughly fifteen times as much for managing the largest mutual funds compared to managers of the largest public equity pension fund portfolios. Contrast this reality with the ICI's contention, adopted by Coates-Hubbard, that fees charged by pension fund portfolio managers and mutual fund managers are "virtually identical." *See infra* note 117 and accompanying text.

114. Coates & Hubbard, *supra* note 11, at 185-86.

115. For example, in support of their claim that the fund industry is highly competitive, Coates-Hubbard makes much of the entry into the industry of twenty new sponsors between 1994-2004. *See id.* at 167-68. They fail to mention that, at the end of 2004, these new sponsors

accounted for less than 1% of the industry's $8.1 trillion in assets. *Compare id.* at 168 tbl.4 (showing that the twenty new sponsors have $77.7 billion in combined assets), *with* INV. CO. INST., 2005 INVESTMENT COMPANY FACT BOOK 102 tbl.44 (45th ed. 2005), *available at* http://www.ici.org/pdf/2005_factbook.pdf (showing that mutual fund assets in the U.S. totaled over $8.1 trillion at the end of 2004). The total assets accumulated by all funds offered by the twenty new sponsors cited by Coates-Hubbard added up to less than *one half* of the total assets held by a *single* mutual fund, the Growth Fund of America, in early 2007. *See* GROWTH FUND OF AM., SEMI-ANNUAL REPORT FOR THE SIX MONTHS ENDED FEBRUARY 28, 2007, at 10 (2007), *available at* http://www.americanfunds.com/pdf/mfgesr-905_gfas.pdf (showing net assets of over $165 billion). Contrary to Coates-Hubbard's claim of increasing competition, the very evidence they cite shows the industry is becoming more concentrated and less competitive over time. Indeed, Coates-Hubbard cites Herfindahl-Hirschman Index ("HHI") numbers in an effort to establish the industry is not concentrated. Coates & Hubbard, *supra* note 11, at 165 tbl.1. However, the cited data shows increasing concentration at the complex level. *Id.* Data generated by the ICI similarly shows increasing concentration between 1995-2006. Over those years, the percentage of industry assets held by the largest five, ten and twenty-five complexes increased in each case. *See* INV. CO. INST., 2007 INVESTMENT COMPANY FACT BOOK 17 fig.2.2 (47th ed. 2007), *available at* http://www.ici.org/pdf/2007_factbook.pdf.

Moreover, Coates-Hubbard ignores that the mutual fund industry features a marketplace segmented between load funds and no-load funds. *See* RICHARD J. TEWELES & EDWARD S. BRADLEY, THE STOCK MARKET 416-17 (7th ed. 1998). In the load fund segment, more than one half of the Morningstar fund categories—twenty-seven out of fifty-one—feature an HHI number higher than 1800, reflecting concentrated markets. *See* Dep't of Justice, The Herfindahl-Hirschman Index, http://www.usdoj.gov/atr/public/testimony/hhi.htm (last visited Mar. 31, 2008). Our calculations show another fifteen of the fifty-one Morningstar load fund categories feature HHI numbers between 1000 and 1800, reflecting "moderately concentrated" markets. *Id.* Only nine of the fifty-one load fund Morningstar categories have index numbers lower than 1000.

Coates-Hubbard is also wrong in presenting the fund industry as a paragon of price competition, brimming with price-conscious investors benefiting from the free market's tendency to drive prices down. In fact, competition in the fund industry is most aggressively manifested by fund sponsors paying money to fund retailers to compensate them for offering a given sponsor's shares. For example, the industry pays more than $2 billion per year in "revenue sharing," a shady practice called the fund industry's "dirty little secret," in order to encourage retailer loyalty and selling effort. *See* Freeman, *supra* note 3, at 792-96. Predictably, this behavior functions to drive prices up, for it consists of advisers extracting outsized fees to pay high distribution costs to win favor among fund retailers.

Contradicting the Coates-Hubbard price competition thesis are data showing that from 1970 to 2000, the expense ratios for the funds that are the most expensive for fund shareholders to buy, the load funds, more than doubled, whereas expense ratios declined for no-load funds. *See* Houge & Wellman, *supra* note 56, at 28 tbl.I. In the index fund area, where products are most similar, prices have been rising with the most expensive funds receiving the greatest market acceptance. *See* Edwin J. Elton et al., Are Investors Rational?: Choices Among Index Funds (Oct. 2002) (unpublished manuscript), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=340482.

The fact that the most expensive form of an identical market offering receives the greatest market acceptance contradicts the position that there is strong price competition in the is unfounded. While we agree that data with which to compare mutual fund fees to fees charged in the free market is not always pristine, objective fee benchmarks are available and illuminating.

D. The Sub-advisory Fee Argument Is a Sham

Careful analysis of the fund industry's sub-advisory fee argument defending the status quo exposes the flaws in this rationale. Mutual fund advisers sometimes delegate the task of managing their funds' portfolios to third parties. These third parties, called "sub-advisers," manage less than 20% of the fund industry's assets.[116] The ICI relies on fund cost data involving sub-advisers to support its position that fund portfolio management fees are "virtually identical" to those charged by pension funds.[117] Coates-Hubbard adopts the ICI argument, also using sub-advisory management contracts as a proxy for fund advisory fees.[118] Rather than supporting the industry's position, however, close inspection of fund sub-advisory contract dealings reveals additional disturbing evidence of price gouging in the fund industry.

For one thing, as noted above, sub-advisory contracts are used to manage only a minor fraction of the fund business. Further, in focusing on sub-advisory fees, critics ignore that fund managers (save Vanguard, discussed above) routinely add a hefty "premium" or "monitoring fee" to the sub-advisers' charge. True, the sub-adviser may charge only 30 bps for its investment advice, but the manager will then typically pad the bill, adding an additional twenty to thirty basis point "premium" before passing along the

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marketplace. Under the Coates-Hubbard view, the most expensive funds ought to be redeemed out of existence, but this is not happening. In the fund industry, as between load funds and no-load funds, the load funds are the worst products at the point of sale because investors need to pay the load. Academic studies have shown that load funds are also proving to be the worst (i.e., most expensive) products for investors to own post-sale, because they tend to be cursed with the highest annual expense charges. *See, e.g.*, Daniel Bergstresser et al., *Assessing the Costs and Benefits of Brokers in the Mutual Fund Industry* 30 tbl.5 (Harvard Bus. Sch. Fin. Unit Research Paper Series, Working Paper No. 616981, 2007), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=616981 (noting the lack of evidence of buyer price-consciousness in the load fund marketplace where investors pay more to get the worst products). This phenomenon is not indicative of strong price competition.

116. *See* Matt Ackermann, *How Scandals May Change Playing Field for Subadvisers*, AM. BANKER, June 8, 2004, at 1, 9 ("Ten percent of the $5 trillion in long-term mutual fund assets ... are subadvised, according to Financial Research."); *see also Oversight Hearing on Mutual Funds*, *supra* note 38, at 17 (testimony of Eliot L. Spitzer, N.Y. Att'y Gen.) (putting the number of sub-advised mutual funds at fewer than 20%). The ICI never quantified the extent to which sub-advisers are used in the mutual fund industry, noting only that "advisers of some mutual funds" use sub-advisers. *See* Collins, *supra* note 77, at 7.

117. Collins, *supra* note 77, at 7-8; ICI Press Release, *supra* note 109.

118. Coates & Hubbard, *supra* note 11, at 187.

advisory fee charge to fund shareholders.[119] In fact, overall fee levels for sub-advised funds are substantially higher than for funds managed in-house.[120] The effect of bill padding over sub-advisory services is huge. Table 4 below compares sub-advisory fees to the full, total amount of advisory fees actually charged by the advisers to their funds (sub-advisory fees plus the advisers' markups in the form of "monitoring" charges).[121]

TABLE 4
ADVISORY AND SUB-ADVISORY FEES FOR A SAMPLE OF SUB-ADVISED CAPTIVE EQUITY MUTUAL FUNDS – DECEMBER 2006

Fund Name	Morningstar Category	Assets 12/31/06 ($millions)	Advisory Fees (bps)	Sub-Advisory Fees (bps)	Difference	Sub Adviser
AXA Ent Growth	Large Growth	$1,107	73	21	52	Montag & Caldwell Inc.
Dreyfus Prem Alpha Gr	Large Growth	$1,313	75	25	50	Bear Stearns Asset Mgt
FBR Small Cap	Mid-Cap Growth	$1,050	90	46	44	Akre Capital Mgt, LLC
Hartford Div & Gr	Large Value	$3,596	64	14	50	Wellington Mgt, LLC
Ivy Cundill Global Val	Foreign Large Val	$976	96	48	48	Mackenzie Financial
Phoenix Mid-Cap Value	Mid-Cap Value	$541	75	48	27	Sasco Capital Inc
Pioneer Cullen Value	Large Value	$2,428	70	35	35	Cullen Capital Mgt LLC
RiverSource Value	Large Value	$403	67	29	38	Lord, Abbet & Co, LLC
STI Classic Agg GrSt	Large Growth	$324	110	62	48	Zevenbergen Cap Inv LLC
Touchstone Lg Cp Gr	Large Growth	$1,078	71	40	31	Navellier & Assoc,Inc.
USAA Aggressive Gro	Large Growth	$1,182	50	29	21	Marsico Capital Mgt,LLC
USAA Growth & Inc	Large Blend	$1,482	57	20	37	Loomis, Sales. L.P
USAA Income Stock	Large Value	$2,363	50	13	37	GMO LLC
	Average	$1,372				
	Asset Weighted Averages		68	27	41	

119. *Oversight Hearing on Mutual Funds*, *supra* note 38, at 17 (testimony of Eliot L. Spitzer, N.Y. Att'y Gen.). As Spitzer noted:

> The [2003] ICI report used the amount charged by the sub-advisers without accounting for the premiums tacked on by the mutual funds and passed on to shareholders. The result is that even in mutual funds that are sub-advised, shareholders pay more for advisory services than the actual cost for that service incurred by the management company.

Id.

120. *See* Virginia Munger Kahn, *Investing: Mutual Fund Expertise, For Rent*, N.Y. TIMES, July 14, 2002, at B7 (reporting that actively managed funds with sub-advisers have an annual average expense ratio of 1.19 percent compared to 1.04 for funds managed directly by the fund's adviser).

121. The data is drawn from reports by Morningstar and Lipper Analytical.

Table 4 shows over $72 million annually in bill-padding by advisers of the listed sub-advised funds.[122] The sub-advisory fee data presented in Table 4 by no means exhausts the evidence reflecting inflation of overall advisory fees by fund managers who contract out the portfolio management function to sub-advisers.[123] Rather than support the industry's position that fund fees are fair, consideration of sub-advisory charges actually supports our thesis that mutual fund fees are grossly inflated and demonstrates how far conflicted fund managers have strayed from honest fiduciary principles.

There is another way to evaluate the industry's position that sub-advisory fees reflect the true cost of fund portfolio management. This way of testing the ICI/Coates-Hubbard thesis is to explore the ramifications of it being true as claimed that, on a weighted average basis, equity funds' portfolio investment management function actually costs only around 30 bps per year. The cost of all the rest of fund operations over and above the advisory function can readily be gauged. The weighted average expense ratio for the mutual fund industry's equity index funds is around 25 bps.[124] This is a telling figure, for it represents the true cost, on a weighted average basis, of performing all administrative and distribution services required to run a mutual fund with an

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122. Calculated by applying the 41 bps difference against the thirteen funds' $17.8 billion asset base.

123. For another example of advisory fee gouging despite the use of sub-advisers, consider this example involving sub-advisory services contracted out to Bernstein Investment Research and Management by Principal Management Corporation ("PMC"), the Principal Partners LargeCap Value Fund's investment manager:

ASSETS	MANAGEMENT FEES			OTHER FEES		
					Other	Total
(Millions)	*Bernstein*	*PMC*	*Total*	*12b-1 Fee*	Expenses	Expenses
10	0.600	0.150	0.750	0.910	0.850	2.510
50	0.470	0.280	0.750	0.910	0.850	2.510
100	0.385	0.365	0.750	0.910	0.850	2.510
500	0.245	0.506	0.750	0.910	0.850	2.510
1,000	0.222	0.528	0.750	0.910	0.850	2.510
5,000	0.204	0.546	0.750	0.910	0.850	2.510

SWENSEN, *supra* note 72, at 240 tbl.8.7. Here, Bernstein is the sub-adviser, who bargained with PMC at arm's-length; PMC, the adviser, pads the bill. Note that Bernstein's management fees drop as the size of the fund increases, reflecting economies of scale. Note further that the savings realized by those economies of scale are diverted *completely* to PMC, which charges an escalated "management fee" to capture every last penny of savings.

124. *See* KARCESKI ET AL., *supra* note 32, at 16 tbl.2. Other data confirms a mutual fund can be organized and run on a total expense budget of less than 25 bps per year. The data from another source shows the weighted average annual expense ratio for no-load equity mutual funds during 1995-2004 to be a mere 19 bps. Houge & Wellman, *supra* note 56, at 28.

equity portfolio.[125] Stated differently, the only essential cost component missing for index funds, and present for actively managed funds, is portfolio management. If the average cost of advisory services approximates 30 bps, then the weighted average cost of the typical actively managed equity mutual fund ought to be around 55 bps (i.e., 30 bps for management plus 25 bps for everything else). Instead, for actively managed equity funds it is more than twice that—112 bps.[126]

The difference between the all-in cost of running an equity index mutual fund (25 bps) and the cost of running a typical managed equity fund (112 bps) thus is 87 bps. Adjusting that net number downward by 25 bps to account for so-called 12b-1 fees that many (but by no means all) actively-managed equity funds charge that index funds typically do not, still leaves a difference of 62 bps,[127] a number in line with the 59 bps average advisory fee for the industry's 500 largest actively managed equity funds noted earlier.[128]

The 62 bps number logically reflects the cost of portfolio advisory services, since advisory services are the only expenses (save 12b-1 fees, which we have already adjusted for in the preceding paragraph) that actively managed equity funds usually bear that equity index funds, as a rule, do not pay.[129] The 62 bps

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125. "Index funds, after all, actually are mutual funds." Freeman, *supra* note 3, at 773. Index funds lack advisory fees because they are not actively managed, but that is all they lack. Thus,

> [t]hey have shares, daily pricing, boards of directors, SEC regulatory requirements, prospectuses, 800 numbers, shareholder reports, etc. Fund sponsors set them up to make a profit for themselves, so profit to the sponsor is included, too, in the all-in cost of 25 [bps].

Id. at 773-74.

126. *See* KARCESKI ET AL., *supra* note 32, at 16 tbl.2. The difference between the 112 bps expense ratio noted here and the 91 bps expense ratios for mutual funds generally cited earlier, *supra* notes 31, 56 and accompanying text, is easily explained. Equity mutual funds tend to be more expensive to manage in comparison to other funds, such as bond funds and money market funds. *See* Chester S. Spatt, Chief Economist & Dir., Sec. Exch. Comm'n, Address to the Pennsylvania Association of Public Employee Retirement Systems (Apr. 12, 2007), *transcript available at* http://www.sec.gov/news/speech/2007/spch041207css.htm (noting that "equity portfolios often are more expensive to manage than fixed-rate accounts"). So an average of expense ratios in the fund industry as a whole will always be lower than the average expense ratio for the equity fund segment. Likewise easily explained is the difference between the 112 bps number and the results in Figure 4 suggesting lower expenses. Figure 4 reflects only advisory fee costs, not total expense ratios, which also include, *inter alia*, administrative and distribution costs.

127. Freeman-Brown found the weighted average advisory fee for equity funds was around 56 bps. *See* Freeman & Brown, *supra* note 9, at 631 tbl.3.

128. *See supra* text accompanying note 56.

129. No index fund pays any substantial portfolio advisory fee, since there is no active management. Most index funds do not charge 12b-1 fees, but some do. *See* Shauna Croome-

number is more than *double* the fee the ICI represents and Coates-Hubbard accepts[130] as the true cost of managing equity mutual fund portfolios, namely, around 30 bps. The roughly 30 bps gap between the typical advisory fee for managed equity mutual funds and the sub-advisors' typical fee of around 30 bps cannot be explained by the presence of hidden non-advisory expense items being imbedded in the advisory fee.[131] Rather, it confirms that mutual fund directors are grossly overpaying for fund advisory services, and gives some idea of the enormity of fund advisors' advisory profits.

E. High Fees Drive Advisers' Profitability and Stock Market Performance

A final problem with Coates-Hubbard's defense of the status quo for fund industry fee levels is that truly competitive pricing and fee levels ought to yield net financial returns for fund sponsors' traded stocks in line with the market generally. Instead, as one industry insider admitted on the record, fund sponsors preside over what is, for them, an "enormously profitable industry."[132] The fund management business is enormously profitable because of rampant fee gouging. To credibly advance the contrary position, Coates-Hubbard needs to demonstrate the cause for the outsized financial returns

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Carther, *You Can't Judge an Index Fund by Its Cover*, INVESTOPEDIA, June 11, 2003, http://www.investopedia.com/articles/mutualfund/03/061103.asp.

130. *See* Coates & Hubbard, *supra* note 11, at 187; Collins, *supra* note 77, at 8.

131. In so many words, this is the position taken by the ICI and adopted by Coates-Hubbard. *See supra* notes 90, 104 and accompanying text. The ICI contends, and Coates-Hubbard implies, that sub-advisory costs represent the true cost of providing portfolio management advice to mutual funds, with the difference between average fund sub-advisory costs (around 30 bps) and average advisory fees (around 60 bps) being explained by hidden non-advisory expenses buried in the advisory fee and not reported separately. *See generally* Coates & Hubbard, *supra* note 11; Collins, *supra* note 77. Keep in mind that major administrative expenses (custodial, transfer agent, printing, etc.), when separately itemized, total only 21 bps on average. Freeman & Brown, *supra* note 9, at 624 tbl.2. So, in order for the ICI and Coates-Hubbard to be correct in arguing that hidden expenses explain the difference between fund advisory fees on the one hand, and fund sub-advisory and pension advisory fees on the other, there would have to be about 30 bps of *additional* administrative costs in fund advisory fees, more than the average total level of identified and scheduled administrative fees reported by mutual funds to the SEC. This assumption simply is not credible. It is absurd to contend that, over and above a mutual fund's major scheduled administrative cost items, there are super-secret administrative costs that are too minor to mention separately yet systematically swamp those administrative costs that are itemized and disclosed. If this kind of financial misrepresentation were occurring, it would make funds' income statements materially misleading and the prospectuses presenting them actionable under section 11 of the Securities Act of 1933, 15 U.S.C. § 77k (2000).

132. Sec. Exch. Comm'n Historical Soc'y, *supra* note 8, at 33 (remarks of Joel Goldberg, former Director of Investment Management, Securities and Exchange Commission).

generated by sponsors' companies, other than extremely high revenue levels, consistent with a monopolistic industry.[133]

IV. The Regulatory Framework Is Broken

Profitability at the levels encountered in the fund sponsor business is unheard of in regulated industries.[134] This makes the stock market performance of mutual fund managers all the more stunning for, in all of corporate finance, no securities issuers are subject to more intensive regulation than mutual funds.[135] Statutes, regulations, and decisions all have failed to rein in excessive fees. The question is, why?

The SEC surely deserves part of the blame. As the mutual fund marketplace's resident enforcement chief, the SEC talks a good game. For example, speaking of mutual funds costs, the Commission has proclaimed:

> While we can all applaud fair and reasonable fees, we think the best way to ensure them is a marketplace of vigorous, independent, and diligent mutual fund boards coupled with fully-informed investors who are armed with complete, easy-to-digest disclosure about the fees paid and the services rendered.[136]

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133. We showed earlier in Table 1, *supra*, that the market returns for five large publicly traded fund sponsors averaged 26.1% compared to an average return of 12.4% over matched periods for the S&P 500. As explained *supra* in note 28, a capitalization-weighted index of the universe of publicly traded fund sponsors (twenty-nine firms) had a compound average annual return of 27.8% from 1982-2006. A $100 investment in an index consisting of the universe of publicly traded fund sponsors starting in 1982 would have grown to over $46,000 by the end of 2006; the same money invested in the S&P 500 index over that period would have grown to $2300.

134. For example, public utilities, the paradigmatic regulated industry, have profit margins around 7.67%. *See* Utilities Sector - Yahoo! Finance Industry Browser, http://biz.yahoo.com/p/9qpmu.html (last visited Feb. 25, 2008). In contrast, profit margins for the asset management industry are over 17%. *See* Financial Sector - Yahoo! Finance Industry Browser, http://biz.yahoo.com/p/4qpmu.html (last visited Feb. 25, 2008). Some mutual fund sponsors boast profit margins that are far higher. Indeed, Bernstein lists a profit margin of 90%. *See* Yahoo! Finance Asset Management Industry Company List, http://biz.yahoo.com/p/422qpmd.html (last visited Feb. 25, 2008). That profit margin is more than eleven times higher than the typical profit margin for public utilities.

135. *See supra* note 6 and accompanying text.

136. Press Release, Sec. Exch. Comm'n, Alliance Capital Management Will Pay Record $250 Million and Make Significant Governance and Compliance Reforms to Settle SEC Charges (Dec. 18, 2003) [hereinafter SEC Press Release], *available at* http://www.sec.gov/news/press/2003-176.htm.

Even so, the SEC has failed to use its significant regulatory and enforcement power to make the "fair and reasonable fees" it talks about a reality.[137] As we have shown, "fair and reasonable" are not how an honest person would describe portfolio advisory fees charged, outside the Vanguard Group. Nor does one find compelling evidence that the fund marketplace is policed by "vigorous, independent, and diligent mutual fund boards."[138] Indeed, investor Warren Buffett has ridiculed directors for exhibiting "zombie-like" behavior "that makes a mockery of stewardship."[139] Yet, to date, the SEC has not brought a single action under Investment Company Act section 36(b) attacking fund portfolio management fees for being excessive.

The SEC has also failed mutual fund investors by not requiring mutual funds to supply investors with "complete, easy-to-digest disclosure" information, with clearly defined and segregated advisory costs.[140] This regulatory failure provides cover for those like Coates-Hubbard and the ICI who argue against the comparability of fund pricing data.[141] The agency's condonation of incomplete and inadequate expense disclosures subverts market forces and undermines fundamental purpose of ensuring full and fair disclosure.[142] By failing to insist on uniform expense categories and detailed disclosure of cost items, the SEC has played into the hands of fund sponsors who have no interest in seeing unfair pricing practices exposed or price competition flourishing.[143]

Congress, too, has not been solicitous of mutual fund investors, which is particularly noteworthy since members of Congress themselves are allowed to

137. *Id.*

138. *Id.*

139. BERKSHIRE HATHAWAY INC., 2002 ANNUAL REPORT 17-18 (2003), *available at* http://www.berkshirehathaway.com/2002ar/2002ar.pdf.

140. *See supra* note 89.

141. Coates & Hubbard, *supra* note 11, at 185-86.

142. Henry T.C. Hu, *Faith and Magic: Investor Beliefs and Government Neutrality*, 78 TEX. L. REV. 777, 838 (2000) ("The specific philosophy governing the establishment of the SEC is . . . that the SEC should ensure that companies provide full and fair disclosure . . . .").

143. We agree with Coates-Hubbard that fee discrepancies can affect investors' purchasing patterns and can have a "material impact on advisers." Coates & Hubbard, *supra* note 11, at 212. But for the data to inform accurately, it needs to be uniform, complete, and clearly presented. This is not the case today. As one industry observer has complained, "Mutual funds have constructed a system where the costs are practically invisible." *Mutual Fund Industry Practices and Their Effect on Individual Investors: Hearing Before the Subcomm. on Capital Mkts., Ins., and Gov't Sponsored Enters. of the H. Comm. on Fin. Servs.*, 108th Cong. 157 (2003) (prepared statement of Gary Gensler, former Undersecretary for Domestic Finance, Dep't of the Treasury), *available at* http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=108_house_hearings&docid=f:87798.pdf. An industry where costs are "practically invisible" is an industry where price competition is disadvantaged.

invest for their retirements in mutual fund-like entities operated for federal employees under the Thrift Savings Plan, similar to private 401(k) plans.[144] These index fund investments feature expense ratios of 11 bps or less, far less than the expense ratio's paid by virtually all mutual fund investors in the private sector.[145] When it comes to policing investment company expenses, Congress does a good job, so long as its members and their fellow federal employees are the purchasing investors. For the public at large, congressional indifference is palpable. Lacking sufficient protection from the SEC or from the halls of Congress, investors are left to obtain relief from excessive fees in federal courts. It is to these court actions to which we now turn.

A. Introduction to the Federal Fiduciary Duty Scheme

Analysis of fiduciary duty law applicable to mutual fund managers starts simply. The focus is on one statute, section 36(b) of the Investment Company Act ("ICA").[146] Section 36(b) was enacted in 1970. Between the ICA's 1940 enactment and 36(b)'s inclusion in 1970, the ICA lacked any "mechanism by which the fairness of management contracts could be tested in court."[147] Congress' decision to add section 36(b) was based on evidence generated by the SEC's PPI study that economies of scale stemming from booming growth in mutual fund assets in the 1950s and 1960s were not being fairly shared with fund shareholders.[148] The express civil liability provision was added as a tribute to the congressional finding that "the forces of arm's-length bargaining [did] not work in the mutual fund industry in the same manner as they [did] in other sectors of the American economy."[149] Section 36(b) provides, inter alia, that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services," and it empowers security holders to bring civil actions if investment advisers breach their fiduciary duties "in respect of such compensation or payments paid."[150]

Before the ICA was amended in 1970, mutual fund fees were evaluated pursuant to the "waste test" applied by state courts. The waste test is notoriously difficult to satisfy, requiring the plaintiff to show the challenged transaction was one that no reasonable person could view as representing "a

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144. The federal retirement investment vehicle is discussed in *Oversight Hearing on Mutual Funds*, *supra* note 38, at 2 (opening statement of Sen. Peter G. Fitzgerald).

145. *Id.*

146. 15 U.S.C. § 80a-35(b) (2000).

147. S. REP. NO. 91-184, at 5 (1970), *as reprinted in* 1970 U.S.C.C.A.N. 4897, 4901.

148. PPI STUDY, *supra* note 9, at 10-12.

149. S. REP. NO. 91-184, at 5.

150. 15 U.S.C. § 80a-35(b).

fair exchange."[151] To win a state court waste case, moreover, all the defendant needed to show was that "any reasonable person might conclude that the deal made sense."[152] In enacting section 36(b), Congress recognized that the stiff burden imposed by the waste test was too demanding and, critically, sought to craft a "plaintiff-friendly" statute to lower the burden.[153] Specifically, Congress determined that, because "marketplace forces are not likely to operate as effectively," in the mutual fund industry, the corporate waste test was "unduly restrictive" and needed to be relaxed.[154] Yet, despite its promise, section 36(b), as interpreted and applied by the federal courts, has not served its intended purpose.

B. Fund Shareholders' Nemesis: The Gartenberg *Standards*

1. Introduction to the Gartenberg *Ruling*

Congress was not alone in noting the pervasiveness of conflicts throughout mutual fund management and the need for a way to counterbalance those conflicts. The United States Supreme Court also has recognized the crucial flaw in the industry's peculiar governance structure.[155] While seeing and understanding a problem is one thing, fixing it is something else.

Just as one statute, ICA section 36(b), set the key fiduciary standard applicable to mutual fund compensation, one case has set the standard for how section 36(b) is interpreted and applied. *Gartenberg v. Merrill Lynch Asset*

151. Steiner v. Meyerson, Civ. A. No. 13139, 1995 WL 441999, at *1 (Del. Ch. July 19, 1995).

152. *Id.*

153. Green v. Fund Asset Mgmt., L.P., 245 F.3d 214, 229 (3d Cir. 2001). In *Green*, the Third Circuit recognized the congressional intent for section 36(b) claims to be treated more leniently than excessive compensation claims would be treated under state law. *Id.* at 28-29.

154. S. REP. NO. 91-184, at 5.

155. In *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984), the Supreme Court pointed out that within the fund industry, advisers typically do not compete by endeavoring to sell advisory services to existing funds. Rather, they create their own clients by forming mutual funds, setting up the funds' boards of directors, and then contracting with the boards to sell services to the captive client funds. The Supreme Court took notice that fund advisers typically established the mutual fund and frequently control the boards of directors with whom the advisers then sells services under annually approved advisory contracts. *See id.* at 536 ("Unlike most corporations, [a mutual fund] is typically created and managed by a pre-existing external organization known as an investment adviser . . . [that] often selects affiliated persons to serve on the [fund's] board of directors . . . ." (citation omitted)). Earlier, in *Burks v. Lasker*, the Court noted that, because self-dealing is ingrained in the adviser-fund relationship from its inception, "[t]he relationship between investment advisers and mutual funds is fraught with potential conflicts of interest." 441 U.S. 471, 480-81 (1979) (quoting Galfand v. Chestnutt Corp., 545 F.2d 807, 808 (2d Cir. 1976)) (alteration in original).

Management, Inc.,[156] decided on appeal in 1982, is still the leading section 36(b) case decided to date.[157]

Gartenberg was the first major fund industry fee case tried to a verdict. The trial judge, Milton Pollack, set a very high proof threshold,[158] and the Second Circuit's affirmance entrenched the "*Gartenberg* factors" as the principal yardstick for section 36(b) mutual fund fee litigation.[159] The *Gartenberg* factors have destroyed the promise held out by Congress in 1970 when it presented section 36(b) to fund shareholders as a fiduciary duty enforcement weapon. Despite stratospheric fees and resultant adviser profitability, to date, no complaining shareholder has ever won a lawsuit contesting mutual fund fee payouts under section 36(b).

A central point of this article is that the *Gartenberg* factors are passé. They were of limited use originally, but today they are of no use at all. Part of the reason why *Gartenberg* sets a failed standard for judging fiduciary duty breaches lies in the case's unique circumstances. Understanding *Gartenberg* requires an understanding of the economic times and the factual setting in which the case arose.

Gartenberg was a money market fund excessive fee case. The fund in question was Merrill Lynch's Ready Asset Trust. In late 1981 when the district court case was decided, the Merrill Lunch fund was "by far the largest

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156. 694 F.2d 923 (2d Cir. 1982). The U.S. District Court for the Southern District of New York decided the verdict in *Gartenberg* the year before. *See* Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038 (S.D.N.Y. 1981).

157. *See* Jeffrey S. Puretz, *Recent Developments for Mutual Funds and Fund Advisers*, *in* LIFE INS. CO. PRODS. 475, 532 (A.L.I.-A.B.A. Continuing Legal Educ. ed., 2006), *available at* Westlaw, SM039 ALI-ABA 475 (noting *Gartenberg* "was for many years followed by every court in reported decisions"). Numerous decisions endorsed *Gartneberg*. *See, e.g.*, *In re* Eaton Vance Mut. Funds Fee Litig., 380 F. Supp. 2d 222 (S.D.N.Y. 2005), *aff'd sub nom.* Bellikoff v. Eaton Vance Corp., 481 F.3d 110 (2d Cir. 2007); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd*, 928 F.2d 590 (2d Cir. 1991); Meyer v. Oppenheimer Mgmt. Corp., 715 F. Supp. 574 (S.D.N.Y. 1989), *aff'd*, 895 F.2d 861 (2d Cir. 1990); Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 493-94 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 973-74 n.38 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987). For a more complete listing of cases adopting *Gartneberg*, see James N. Benedict et al., *Recent Developments in Litigation Under the Investment Company Act of 1940*, *in* CORPORATE LAW AND PRACTICE COURSE HANDBOOK SERIES 571, 578 (Practising L. Inst. ed., 2003), *available at* Westlaw, 1373 PLI/Corp 571.

158. *See Gartenberg*, 528 F. Supp. 1038.

159. Very few fee cases have ever gone to trial on the merits. The first one that did post-*Gartenberg* was *Schuyt*, 663 F. Supp. 962. Like *Gartenberg*, *Schuyt* concerned a challenge to advisory fees charged for managing a money market fund. *Id.* And like *Gartenberg*, *Schuyt* was brought and decided in the Southern District of New York. *Id.* Other cases have also been won after trial by fund sponsors. *See Kalish*, 742 F. Supp. 1222; *Meyer*, 715 F. Supp. 574; *Krinsk*, 715 F. Supp. 472.

money market fund in existence,"[160] having exploded from $100 million in assets to over $19 billion "in just a few years."[161] Plaintiffs challenged as excessive the advisory fee paid to Merrill Lynch by its fast-growing money market fund.[162] Making the facts in *Gartenberg* distinctly different from those in modern fund fee cases was the fact that the Ready Asset fund was integrated into Merrill Lynch's sprawling branch office system. The fund had over 1.1 million shareholders,[163] and thousands of account executives were on hand at over 400 local offices to aid in processing and administering the 30,000-plus share orders received daily.[164] The orders were handled by the sales force "without any commission," leading to vexing cost accounting issues and considerable uncertainty over how much Merrill Lynch was paying for shareholder servicing and how much it was making as the fund's sponsor. Depending on how the numbers were crunched, and by whom, the fund's manager in 1980 either lost money or enjoyed an enviable profit margin exceeding 38%.[165]

2. Evaluating Fiduciary Breaches Under Gartenberg

The district court commenced its fiduciary duty analysis by acknowledging that under section 36(b), the adviser's conduct is to "be governed by the 'duty of uncompromising fidelity' and 'undivided loyalty.'"[166] The adviser must function "with an eye single to the best interests of the beneficiaries."[167] The

160. *Gartenberg*, 528 F. Supp. at 1042.

161. *Id.*

162. *Gartenberg*, 694 F.2d at 925.

163. *Gartenberg*, 528 F. Supp. at 1040.

164. *Id.* at 1041.

165. *Gartenberg*, 694 F.2d at 926. In 1980, the fund's assets exceeded $11 billion and generated a management fee of $33 million. *Id.* The defense's contention that managing the fund was unprofitable was premised on viewing the work of the Merrill Lynch brokers writing the ticket for the money market fund order as a loss item. The defense ignored the fact that the broker writing that ticket typically made a commission on the other side of that order, either purchasing stocks paid for out of the money market fund, or selling stocks generating cash to be deposited into the fund. Though the stock market side of Ready Assets transactions were enormously profitable to Merrill Lynch and its sales force, those benefits were ignored by the district court, which found: "[A]ny study of the benefits to Merrill Lynch as a result of the Fund's existence would be difficult, time-consuming and expensive, and probably entirely inconclusive, even if all of the logical problems could be resolved." *Gartenberg*, 528 F. Supp. at 1056. The court of appeals rejected the notion that estimating Merrill Lynch's fall-out benefits was impossible but found those benefits could not be considered because the plaintiffs never proved what they were. *Gartenberg*, 694 F.2d at 932.

166. *Gartenberg*, 528 F. Supp. at 1047 (citing Galfand v. Chestnutt, 545 F.2d 807, 809, 811 (2d Cir. 1976)).

167. *Id.* (citing Rosenfeld v. Black, 445 F.2d 1337, 1342 (2d Cir. 1971)).

court also found that candor and fair dealing are mandatory when the adviser deals with the fund over fees.[168] Distilled down, the district court held: "The essence of the [fiduciary duty] test is whether or not under all the circumstances the transaction carries the earmarks of an arm's length bargain."[169] The foregoing pronouncements are unexceptionable and consistent with section 36(b)'s plain language and legislative intent.

The trial court then held that section 36(b) requires proof of unfairness, giving due consideration to the "nature, quality and extent" of the services rendered to the fund in relation to the fee paid[170] plus "the money market fund industry practice and level of management fees."[171] This latter consideration was a problem. In suggesting that fund industry practices or fee levels provide useful standards for evaluating fees, the court did investors a massive disservice. Section 36(b) was created *precisely* because the fund industry's uniquely conflicted governance system could not be trusted to deliver fair pricing. Evaluating no-bid contract prices against other no-bid contract prices is futile. The lower court properly proclaimed: "The market price—freely available and competitively set—serves as a standard to test the fairness of the investment advisory fee . . . ."[172] Nonetheless, the lower court improperly permitted Merrill Lynch to defend its fees in reference to other similarly-tainted transactions, failing to recognize that, because of the conflicts described in Part I, mutual fund fees are not "competitively set" and thus are ineffective guideposts for use in judging arm's-length bargaining or pricing fairness.

On appeal, the plaintiffs in *Gartenberg* tried to convince the appellate court that the lower court's fairness standard tied to a "market price . . . freely available and competitively set"[173] sounded reasonable but bore no relationship to fund market reality.[174] The Second Circuit evidently recognized the no-bid nature of fund industry pricing, pointing to "the existence in most cases of an *unseverable relationship* between the adviser-manager and the fund it services."[175] But the appellate court nevertheless rejected the plaintiffs' contentions. The court held that, in a section 36(b) fee case, the plaintiff must

168. Specifically, the court noted that "it is well settled that the investment adviser owes a duty of full disclosure to the trustees and shareholders of the Fund. And even when full disclosure has been made, the courts must subject the transaction to rigorous scrutiny for fairness." *Id.* (citations omitted) (internal quotation marks omitted).

169. *Id.* (quoting Pepper v. Litton, 308 U.S. 295, 306-07 (1939)).

170. *Id.*

171. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 927 (2d Cir. 1982).

172. *Gartenberg*, 528 F. Supp. at 1067.

173. *Id.*

174. *Gartenberg*, 694 F.2d at 929.

175. *Id.* (emphasis added).

demonstrate that "the adviser-manager [charges] a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[176] Whether it did so deliberately, the appellate court imported into section 36(b) actions a de facto waste requirement, precisely the proof threshold Congress sought to eliminate by drafting section 36(b) in the first place.

This important substantive ruling was paired with an equally important and devastating evidentiary finding. The Second Circuit rejected the plaintiffs' contention that comparisons with fees charged pension plans were a worthy "criterion for determining fair advisory fees for money market funds."[177] According to the court, pension funds do not "face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days."[178] As discussed below, the *Gartenberg* court's greatest failing was its refusal to accept that the pricing of investment advisory services offered in the free market provides a legitimate and helpful guidepost for evaluating such services in the fund market.

There are three reasons why the court's refusal to consider this comparative data made no sense. First, the cost of servicing accounts—of handling purchases and redemptions—is an administrative cost, not a cost associated with the portfolio management. The focus in fund fee cases belongs on the portfolio advisory function, not on administrative matters. Administrative costs need to be—and almost always are—broken out and accounted for separately. Second, if the defense's position was that the advisory function was made more expensive by having to adjust for inflows and outflows of cash, then the extra labor and the cost thereof should have been isolated and used as a variable to justify an increase (very likely slight)[179] in mutual fund portfolio management pricing. The key is that the extra cost item needed to be identified and quantified; it needed to be proved. The third reason why

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176. *Id.* at 928.

177. *Id.* at 930 n.3.

178. *Id.*

179. The so-called liquidity factor was alluded to by the Second Circuit in *Gartenberg* when it referred to fund managers having to deal with "the myriad of daily purchases and redemptions" by fund shareholders. *Id.* As we have seen, the alleged liquidity factor is a bogus justification for differentiating fund advisory fees from those charged for managing pension assets. The factor has been talked about but has never been quantified, and there is some evidence it does not exist at all. *See supra* notes 105-12 and accompanying text. It is thus absurd to bar use of pension fee comparisons based on a supposedly special, distinctive mutual fund cost factor that has never been quantified. Moreover, if the elusive "liquidity factor" ever were identified and quantified, all anyone making fee comparisons using non-fund data would need to do is adjust for it.

Gartenberg erred in excluding comparative free market data has to do with a basic statistical concept. Missing from the court's analysis is recognition of the law of large numbers,[180] the statistical concept that guarantees a money fund manager's investment job is not made dramatically more difficult by constant inflows and outflows caused by individual trades.[181] Contrary to the court of appeals' analysis, a mutual fund portfolio manager, like the pension fund portfolio adviser, confronts each day a single net dollar inflow or outflow number calling for investment decision-making.[182] The *Gartenberg* court made a mistake in refusing to admit comparative free market data—a mistake that freed fund sponsors' advisory fees from the searching scrutiny Congress wanted.

3. The Gartenberg *Factors, and Why They Stack the Deck Against Fund Shareholders*

Rather than permit the introduction of real free market data in the form of pension fund fee advisory fee evidence, the court enumerated the following six factors, today commonly known as "the *Gartenberg* factors,"[183] to be weighed in determining fee disproportionality: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the adviser; (3) economies of scale; (4) comparative fee structures;[184] (5) fallout benefits (i.e., indirect profits

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180. In the investment context:

> [T]he law of large numbers suggests that institutional funds need to trade . . . far less often than individuals do. Institutions represent ever-changing pools of individual investors. So long as new investors buy in at roughly the same rate that old investors redeem their interests . . . the fund can meet individuals' liquidity needs without buying or selling assets. Liquidity buying and selling is only necessary for institutions when large numbers of individuals simultaneously either put money into, or draw money out of, the fund.

Lynn A. Stout, *Are Stock Markets Costly Casinos?: Disagreement, Market Failure, and Securities Regulation*, 81 VA. L. REV. 611, 665 n.171 (1995). To state the law of large numbers more precisely, the mean of a sample approaches the expected value of a sample size as the sample size tends toward infinity—the difference between the sample's mean and the expected value shrinks as the size of the sample gets larger. *See* Jeffrey D. Blume & Richard M. Royall, *Illustrating the Law of Large Numbers (and Confidence Intervals)*, AM. STATISTICIAN, Feb. 2003, at 51.

181. It is relatively certain that the court received no such information. Admissible evidence about pension fund advisory fees, and a full explanation why that evidence is probative, apparently was not submitted to the lower court for its consideration.

182. This is so for money market funds as well.

183. *See, e.g.*, Benedict et al., *supra* note 157, at 578 (discussing various 36(b) cases in light of holdings on the "*Gartenberg* factors").

184. Historically, this factor called for analysis of fees and expense ratios of other similar mutual funds. In light of SEC rulemaking, *see infra* notes 237-41 and accompanying text, today, mutual funds must reveal if the board considered the fees charged by the adviser to other

derived by the adviser as an outgrowth of its control position); and (6) the care and conscientiousness of the fund directors.[185] By relying on the above six factors to determine disproportionality, rather than real free market data (from Vanguard, pension funds, separate accounts, or the like), *Gartenberg* and its progeny demand that fund shareholders, bold enough to launch fiduciary duty attacks, build their cases largely out of data that is always skewed, often hidden, and, if found, invariably subject to ferocious disputes in subjective interpretation.

We begin with factor 2, the fund's profitability to the adviser. "Profitability is one of the most difficult factors to analyze in reviewing an advisory contract."[186] Profitability is difficult to calculate, for starters, because it is tough to obtain the raw data necessary to make the calculations. For instance, to calculate profits, one must first look to the adviser's cost of servicing the fund, data mutual funds jealously guard. Indeed, some years ago, the SEC's Chief Economist was asked about seeking to collect industry-wide data on fund advisory firms' revenue, costs, and profitability. He responded: "As to your suggestion that the SEC's Chief Economist do a revenue/cost/profit study, I know I'd be interested, but I don't think the industry would oblige us."[187] To even start a profitability analysis, a plaintiff must marshal evidence the SEC itself does not have and says it cannot obtain.[188] Exacerbating the difficulties, uniform expense categories and accounting methodologies do not exist, as the SEC staff's inability to analyze portfolio management costs, discussed further *infra*, shows.[189]

Next, even if the raw data is found, profitability calculations involve cost allocation issues that are subject to dispute, and there is no universally accepted methodology for making the analysis. This means that, in practice, profitability is bitterly contested. Recall that in *Gartenberg*, the experts' analysis of the advisers' profitability left the court in doubt whether the adviser had enjoyed a lush profit margin in 1980 of 38% or more or had suffered a

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non-mutual fund clients and if not, why not. The SEC rulemaking, we (and others) contend, brings comparative free market data into play under the *Gartenberg* test. *See* Laurin Blumenthal Kleiman & Carla G. Teodoro, *Forming, Organizing and Operating a Mutual Fund: Legal and Practical Considerations*, *in* THE ABCS OF MUTUAL FUNDS 2007, at 9, 31 & n.32 (Practising L. Inst. ed., 2007), *available at* Westlaw, 1612 PLI/Corp 9 (suggesting that comparative data cannot be ignored by boards in light of the SEC's rulemaking).

185. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929-30 (2d Cir. 1982).

186. Am. Bar Ass'n, *Fund Director's Guidebook*, 52 BUS. LAW. 229, 250 (1996).

187. Letter from Erik Sirri, Chief Economist, Sec. Exch. Comm'n, to John C. Bogle, Chairman, The Vanguard Group (Mar. 23, 1999) (on file with the authors).

188. The SEC has also announced that it is unable to evaluate economies of scale in the fund industry because the data is lacking. *See infra* notes 205-07 and accompanying text.

189. *See infra* notes 205-07 and accompanying text.

loss.[190] In another Merrill Lynch-related fund case brought under section 36(b), the plaintiff's expert testified that, in a given year, Merrill Lynch's Cash Management Account generated pre-tax profits of $47.5 million and a pre-tax return on revenues of 28.5%.[191] For the same period, Merrill Lynch's chief expert reported a loss of $77 million and a *negative* profitability of 55.8%.[192] Over a three-year period, plaintiff's expert determined average annual profitability of the fee contract to the adviser was 40.4%; the defense expert's estimate was an annual return of *minus* 32.7%.[193] After disparaging both sides' presentations on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%."[194] In other words, all the parties' efforts, complete with expert reports and testimony, left the court clueless when gauging the adviser's profitability over the period in question. Likewise, in another fee case, the court found that calculating the adviser's cost of servicing the captive fund was a "virtually impossible task."[195] Given that profitability data is hidden, subject to fierce dispute once found, and next to impossible for courts to analyze, it is unclear what is gained by making proof about the adviser's profitability a criterion for recovery in cases attacking advisory fees.

Factor 3, economies of scale, is no less vexing. It is common knowledge that, as one fund industry pioneer has stated, "the economies of scale in fund operations are truly staggering."[196] The reason for this, according to one fund industry insider, is that "[t]he marginal costs of managing increasing dollars is minimal."[197]

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190. *Gartenberg*, 694 F.2d at 926.

191. Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 489 (S.D.N.Y. 1988) (showing estimated profits and profitability percentages in a table comparing three studies), *aff'd*, 875 F.2d 404 (2d Cir. 1989)

192. *Id.* (showing a table containing data from Merrill Lynch's expert).

193. *Id.* at 494.

194. *Id.* According to the plaintiffs, Merrill Lynch's average annual profitability for 1984 to 1986 was 40.4%; the defendants' expert estimated average profitability for the same period to be -32.7%. *Id.*

195. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 978 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987). The same court held that the fund adviser's profit did not need to be disclosed to investors because profitability was not a material fact, *id.* at 990, even though the adviser's pretax profit margin was colossal, exceeding 77%. *Id.* at 977. If it is true that the adviser's profitability is not an important fact for plaintiffs to know about, then it follows shareholders should not be required to assemble and present profitability data in order to win fee cases.

196. Bogle, *supra* note 42, at 417.

197. Kahn, *supra* note 120, at B7 (quoting Jeffrey S. Molitor, Dir. of Portfolio Review, Vanguard Group).

There is no shortage of proof that economies of scale exist. In Part III, we show in Figure 3 and Tables 2 and 3 how Vanguard harnesses economies of scale to save its investors millions annually. Freeman-Brown found that advisory fees dropped sharply in the public pension marketplace as the pension funds' asset size increased.[198] Likewise, fund adviser Franklin Resource's tremendous success as a growth stock has been fueled by its ability to benefit from the economies of scale available as the size of fund assets under management grows. As Greg Johnson, CEO of Franklin Resources, explained: "We benefit from economies of scale. . . . As our asset base grows, the cost of servicing our shareholders does not grow proportionately."[199] Johnson's admission that economies of scale benefit the fund adviser tremendously comes as no surprise. Economies of scale obviously exist and are there to be realized.

And of course this makes sense. It is not that much harder to manage $1 billion than $100 million. Regardless of the size of the fund, one must evaluate and buy portfolio investments; the bigger the fund, the more shares you buy. Yet if one charged 2% to manage the $100 million fund, he would make $2 million annually, and to manage the $1 billion fund, he would make ten times as much. Recognizing this, pension managers insist that fees drop sharply as assets under management grow.[200] Vanguard's board does the same.[201] Outside the Vanguard Group, however, advisory fee levels fall little as funds' asset size skyrockets.[202]

Knowing that fund advisers exploit "staggering" economies of scale which are not being fairly shared with captive funds is one thing.[203] Proving it in a court of law is something different entirely. To prove factor 3—that economies of scale generated by fund asset growth have been converted into

198. Freeman & Brown, *supra* note 9, at 632.

199. John Eckhouse, *Franklin Wins Again*, S.F. CHRON., Apr. 20, 1992, at D6.

200. Freeman & Brown, *supra* note 9, at 627-34.

201. *See supra* Table 2, Table 3 & Figure 3.

202. *See supra* Table 3 and accompanying text. Freeman-Brown found that, in mutual funds, the average fee charged was essentially flat through the fund sample's first seven deciles (covering the funds making up the first 70% of the sample, ranked according to size) and the fee charged was consistently greater than 70 bps. Freeman & Brown, *supra* note 9, at 632. Fees declined when fund size increased above about $750 million, but the decline was modest when compared to significant declines seen in pension funds. *Id.*

203. One experienced fund industry observer had this to say about economies of scale in the asset management side of the mutual fund industry and the extent to which the industry's advisers share them with fund shareholders:

> The staggering economies that I . . . know exist in the field of money management failed to materialize as total equity fund expenses rose [from 1980-2005] from $280 million a year to $37 billion a year, 129 times over.

Bogle, *supra* note 40.

unfairly high profits and improperly diverted by the fund's adviser—the plaintiff must have detailed cost[204] and profitability data. As explained above, data about the adviser's operations are viewed as proprietary and are not readily available even to the SEC,[205] much less to fund shareholders. A conclusion reached in a 2000 SEC report on mutual fund fees vividly illustrates the difficulty of obtaining this data.[206] In that study, the SEC staff explained that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (*because the data are unavailable*)."[207] This means that the SEC's own staff of lawyers and financial economists, specialized mutual fund experts all, have solemnly informed us they cannot locate cost data sufficient to permit them to analyze and opine upon whether economies of scale even exist in the fund industry because the staff lacks access to industry cost data regarding the portfolio management function. Given that the SEC has been left in the dark, it follows that mere fund shareholders, lacking the SEC's expertise, resources, and clout, also are apt to have a grave problem locating the cost and profitability data needed to make economies of scale calculations in litigation under *Gartenberg*.

Even assuming the cost and profitability data needed to generate economies-of-scale data can be obtained through discovery, the data still are subject to bitter arguments over accuracy and completeness.[208] Arguments are

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204. Cost data is especially difficult to isolate because even if the most easily calculated type of cost information—direct expenses for pure portfolio management—were available, costing out the advisory function (i.e., excluding administrative and distribution costs) would still necessitate allocating an appropriate share of the advisory firm's indirect costs, including overhead.

205. *See supra* notes 187-88 and accompanying text.

206. DIV. OF INV. MGMT., SEC. EXCH. COMM'N, REPORT ON MUTUAL FUND FEES AND EXPENSES (2000), *available at* http://www.sec.gov/news/studies/feestudy.htm.

207. *Id.* (emphasis added).

208. For example, consider the following complaints over deceptive accounting and misleading board disclosures advanced by investors in one fund fee case:

> Plaintiffs adduced an assortment of evidence that Harris provided the board with materially misleading and inaccurate information directly bearing on the reasonableness of Harris's fees. Among other things, Plaintiffs demonstrated that Harris grossly understated its profit margins to the board by accounting for huge profit-sharing payments to its partners as business expenses. Plaintiffs also demonstrated that Harris failed to supply the board with an economies-of-scale analysis and instead furnished it with misleading cost information that masked Harris's economies of scale. In addition, Harris provided the board with information regarding marketing and distribution payments that failed to disclose that Harris's accounting methodologies had caused the funds to bear an inappropriately large portion of these payments.

Reply Brief of Plaintiffs-Appellants at 18-19, Jones v. Harris Assocs. L.P., No. 2007-1624 (7th inevitable, in part, because there is no standard methodology to evaluate economies of scale within the mutual fund industry. Furthermore, in the authors' experience, fund companies have no problem finding and hiring well-credentialed experts to argue that the types of mutual funds most commonly involved in fee litigation (huge equity funds charging huge fees and generating enormous profits for the adviser) actually have no economies of scale at all.[209] Establishing that economies of scale both exist and have not been properly shared are crucial undertakings for plaintiffs in section 36(b) cases.[210] Because of the foregoing problems, to put it mildly, success is by no means guaranteed.

Likewise daunting for plaintiffs is the subject matter covered by items (5) and (6), fall-out benefits and directors' conscientiousness. Fall-out benefits are

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Cir. July 2, 2007) (citations omitted), *available at* http://www.ca7.uscourts.gov/briefs.htm (search for "07-1624"; then follow "07-1624 005.pdf" hyperlink).

209. The claim is that fund portfolio management offers no economies of scale on a marginal or forward-looking basis. The defense contention is that the only thing relevant to assessing economies is whether future operations will yield additional economies of scale that would justify a fee cut. The problem with this view is that in any given year, the fee contract being negotiated covers *all* assets under management, not just assets apt to be brought into the fund over the next yearly period covered by the advisory fee. The fee level set by the prevailing fee schedule is not the adviser's property. It is up for re-negotiation on an annual basis. No aspect of the fund's advisory fee payments are beyond questioning by fund boards. The Investment Company Act's governance scheme is intentionally slanted to give fund boards power over advisers who may believe they have a proprietary right to current fee levels. The statute requires annual approval of the fund's advisory contract covering all assets. *See* 15 U.S.C. § 80a-15(c) (2000). Congress deliberately gave fund boards annually-renewable power to fire the adviser and put the management contract covering all those assets up for bid. *See* Am. Bar Ass'n, *supra* note 186, at 249 ("The independent directors' ability, indeed their obligation, to consider the investment advisory agreement annually is the principal source of their leverage in dealing with the investment adviser."). Thus, it is simply wrong to say that economies of scale realized in the future are the only ones relevant in setting fund advisory fees.

210. The essence of an unfair fee case is that the adviser is profiting unfairly at the expense of fund shareholders. The simplest way to show this is to prove that the adviser captures a disproportionate share of the gains realized as revenues grow faster than expenses. This analysis calls for recognition that annual approval of the advisory contract places in issue, each year, the entire revenue stream for the advisory function, not just an incremental amount reflecting the amount to be spent based on expected fund asset growth over the next year. It is the board's job to monitor and control the advisory function. The fund's board controls fee setting. It has the power to replace the adviser each time the fee contract comes up for renewal. Thus, the fee approval undertaking addresses not a marginal cost, but every single dollar to be paid. In other words, there is not an ongoing fee contract with a layer of fee payments that is not eligible for inspection, analysis, or rejection. A guidebook written to educate fund directors about their fiduciary duties recognizes that review of the fund's growth over time is the crucial inquiry. *See* Am. Bar Ass'n, *supra* note 186, at 250 (calling on directors to analyze "the extent to which the adviser has realized economies of scale as a fund grows").

money-making tie-ins available to a fund's adviser by reason of its position.[211]

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211. A listing of various potential types of fall-out benefits that supposedly "are passed on to shareholders," was set forth by Professors Coates and Hubbard in an earlier version of their article published as a working paper by the American Enterprise Institute. *See Coates-Hubbard Working Paper*, *supra* note 79, at 57-58 n.123. It is by no means clear that, as the Coates-Hubbard Working Paper suggests, fund shareholders are on the receiving end of abundant fall-out benefits. Missing from their report is any data backing up these claims. Among other things, the Coates-Hubbard Working Paper contends shareholders profit through economies of scale when new investors are brought into the fund. *Id.* This economies argument was, of course, one of the major selling points when Rule 12b-1 was adopted. The idea that sales to new investors financed out of fund assets are beneficial to existing fund shareholders is dubious and not supported by the literature. *See, e.g.*, LORI WALSH, THE COSTS AND BENEFITS TO FUND SHAREHOLDERS OF 12B-1 PLANS 2 (2004) *available at* http://www.sec.gov/rules/proposed/s70904/lwalsh042604.pdf.

Other supposed fall-out benefits accruing to fund shareholders, according to the Coates-Hubbard Working Paper, are "[a]lleged rebates and soft dollar payments." *Coates-Hubbard Working Paper*, *supra* note 79, at 57-58 n.123. An "alleged" rebate has no recognized meaning and is thus hard to view as a benefit, if it exists at all. Actual rebates from service providers returning costs borne by the fund clearly are bad unless they are 100% paid into the fund, and in two cases rebates (akin to kickbacks) were demanded by the adviser from the funds' service providers, causing the funds to be overcharged and the adviser to be unjustly enriched. *See SEC v. Jones*, No. 05 Civ. 7044(RCC), 2006 WL 1084276 (S.D.N.Y. Apr. 25, 2006); *In re* BISYS Fund Servs., Inc., Investment Advisers Act Release No. 2554, Investment Company Act Release No. 27,500, SEC Admin. Proc. File No. 3-12432 (Sept. 26, 2006), *available at* http://www.sec.gov/litigation/admin/2006/ia-2554.pdf. As for soft dollars, they undercut price competition if undisclosed. The practice of padding brokerage costs (which, of course, are not reflected in funds' expense ratios) to generate money to pay for advisory services raises major policy issues. If the expenditures do not go to reduce the fund's advisory fees, the true amount being paid for advisory services is distorted, and fiduciary duty issues of fairness and full disclosure are implicated.

Additional supposed "fall-out" benefits singled out by the Coates-Hubbard Working Paper as beneficial to fund shareholders are particularly puzzling. One such category is "[r]eusing research and portfolio management." *Coates-Hubbard Working Paper*, *supra* note 79, at 57-58 n.123. Here is what the Coates-Hubbard Working Paper says in explaining how the fund benefits when the adviser resells the research know-how it developed at fund shareholders' expense:

> Using the research for additional portfolio management business, such as contracting to become a sub-advisor for another fund or an external portfolio manager for an institutional client, allows the fund to gain further incremental revenues toward covering total costs, benefiting all fund investors.

Id. This is a peculiar statement. It assumes that when, for example, Alliance Capital sold its services to the Wyoming Plan for 10 bps as discussed above, *see supra* note 99 and accompanying text, this transaction financially benefited Alliance Capital's Premier Growth Fund shareholders. But we are unaware of any tradition of fee sharing between advisers and funds in such cases. We are unaware of any instances—and the Coates-Hubbard Working Paper provides no examples—where "incremental revenues" collected by fund advisers are forwarded to the fund that paid for the original advisory work. What instead seems to be the norm is that

They were considered in *Gartenberg* because the fund in question, the Ready Asset Trust, was developed and flourished as an integral part of the Merrill Lynch brokerage operation.[212] Merrill Lynch enjoyed substantial fall-out benefits under the *Gartenberg* facts because cash inflows or outflows from the firm's money market fund often were tied to brokerage transactions creating commission income for the firm and its brokers. The same logic does not apply in a contemporary standard fund fee case challenging pure portfolio advisory fees. Unlike Merrill Lynch's situation in *Gartenberg*, today's typical fee case involves a free-standing mutual fund operation with no captive sales force. Typically the adviser and its affiliates operate under separate contracts covering the advisory, distribution, and administrative functions. In this different—and far more common—setting, there is no good reason why fall-out benefits must or should be analyzed as part of the advisory fee reasonableness calculus.[213]

This is especially true since weighing fall-out benefits is no easy task. Fall-out data is hard to find because, at present, public disclosures of advisers' business dealings with the fund tend to be summary "laundry lists," devoid of useful and necessary detail.[214] Information about fall-out benefits that would

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advisers take sensitive, proprietary research paid for by the fund and convert the asset to their personal benefit. The advisers thus use the funds' property—the information gleaned—to sub-advise other entities, keeping the profits for themselves, and raising fiduciary duty/corporate opportunity problems in the process. What is particularly odd, in the authors' experience, is that the sub-adviser's work tends to be done for others at a much lower price than was charged for the work performed for the originating fund.

212. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038, 1055-56 (S.D.N.Y. 1981), *aff'd*, 694 F.2d 923 (2d Cir. 1982).

213. The presence or absence of fall-out benefits has next-to-nothing to do with the reasonableness of the adviser's pay for doing a specific task, namely running the fund's portfolio advisory operation. Each potential fall-out benefit is a separate, free-standing source of potential revenue for both the fund itself and the fund sponsor's organization. Sensible governance requires that these free-standing opportunities be the subject of separate negotiations and agreements between the fund's board and the adviser. Because each potential benefit relates to a discrete corporate opportunity that presumptively belongs to the fund, each needs to be disclosed, accounted for, quantified, and then approved by the fund's board upon terms that are fair to the fund and its shareholders.

214. *See, e.g.*, Fidelity Magellan Fund, Prospectus (Form 485BPOS) (May 29, 2005) [hereinafter Fidelity Prospectus], *available at* http://www.sec.gov/Archives/edgar/data/61397/000006139705000004/main.htm. The Fidelity Prospectus discusses the fund board's consideration of the adviser's fall-out benefits as follows:

> The Board of Trustees . . . also considered the character and amount of fees paid by the fund and the fund's shareholders for services provided by the Investment Advisers and their affiliates, including fees for services like transfer agency, fund accounting, and direct shareholder services. It also considered the allocation of fund brokerage to brokers affiliated with the Investment Advisers, the receipt of

be useful in fashioning a legal complaint is hidden from public view. Given that fall-out benefits are usually irrelevant and always burdensome, the scale should tip against courts requiring this fifth *Gartenberg* factor.

Data on the sixth *Gartenberg* factor, directors' diligence, likewise is hard to find and evaluate. Not until June 2004, twenty-two years after the lower court's ruling in *Gartenberg*, did the SEC begin to require that mutual fund boards disclose the material factors considered by fund boards in approving advisory contracts.[215] Even now, the required disclosure is generally made in vague terms. They are mere recitations of the many factors considered, and are devoid of details about how fees were determined or other specifics a shareholder would need to know in order to evaluate the director's level of care.[216] Moreover, directors' care and diligence is hard to evaluate. Neither

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> sales loads and payments under Rule 12b-1 plans in respect of certain of the Fidelity funds, and benefits to the Investment Advisers from the use of "soft" commission dollars to pay for research and brokerage services. [It] also considered the revenues and profitability of the Investment Advisers' businesses other than their mutual fund business, including the Investment Advisers' retail brokerage, correspondent brokerage, capital markets, trust, investment advisory, pension record keeping, insurance, publishing, real estate, international research and investment funds, and others. [It also] considered the intangible benefits that accrue to the Investment Advisers and their affiliates by virtue of their relationship with the fund.

Id. Note the lack of specific data. Without clear identification of the fall-out benefits being evaluated, their dollar values, and the extent to which they are shared by the adviser with the fund, a shareholder has no means of analyzing, based on publicly available information, whether the adviser's dealings with fall-out benefits was handled properly.

215. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Securities Act Release No. 8433, Exchange Act Release No. 49,909, Investment Company Act Release No. 26,486, 69 Fed. Reg. 39,798 (June 30, 2004).

216. For example, consider this description of advisory fee decision-making presented in the Fidelity Prospectus:

> The Board of Trustees has established two Fund Contract Committees: the Equity Contract Committee (composed of Messrs. Stavropoulos (Chair), Gamper, and Lautenbach, Dr. Heilmeier, and Ms. Small) and the Fixed-Income Contract Committee (composed of Ms. Small (Chair), Mr. Dirks, and Ms. Knowles). . . . With respect to each fund under its purview, each committee: requests and receives information on the nature, extent, and quality of services provided to the shareholders of the Fidelity funds by the investment advisers and their respective affiliates, fund performance, the investment performance of the investment adviser, and such other information as the committee determines to be reasonably necessary to evaluate the terms of the investment advisory agreements; considers the cost of the services to be provided and the profitability and other benefits that the investment advisers and their respective affiliates derive or will derive from their contractual arrangements with each of the funds (including tangible and intangible "fall-out benefits"); considers the extent to which economies of scale

the SEC nor the fund industry have ever attempted to articulate a set of minimum standards directors must meet in order to fulfill their fiduciary obligations.[217]

In sum, the federal fiduciary standard applied in section 36(b) cases under *Gartenberg* is an infirm and warped legal standard requiring scrutiny of hidden or essentially undiscoverable data that, even if found, are subject to wildly different interpretations by well paid and highly-credentialed experts. It is not plaintiff-friendly, as Congress intended. It is not an improvement on the common law of waste standard. In truth, it is not a competent, legitimate fiduciary duty standard at all.

V. A Better Way to Evaluate Mutual Fund Fees

Section 36(b), informed by *Gartenberg*, has thus proven to be the least useful express federal securities remedy for private litigants and has failed for thirty-seven years to yield a single trial verdict for plaintiffs. Meanwhile, fund shareholders pay fees generating astronomical profit margins[218] to their conflicted fiduciaries who typically provide investment returns lagging

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> would be realized as the funds grow and whether fee levels reflect those economies of scale for the benefit of fund investors; considers methodologies for determining the extent to which the funds benefit from economies of scale and refinements to these methodologies; considers information comparing the services to be rendered and the amount to be paid under the funds' contracts with those under other investment advisory contracts entered into with [Fidelity Management & Research Company] and its affiliates and other investment advisers, such as contracts with other registered investment companies or other types of clients; considers such other matters and information as may be necessary and appropriate to evaluate investment advisory agreements of the funds; and makes recommendations to the Board concerning the approval or renewal of investment advisory agreements. Each committee will consult with the other committees of the Board of Trustees, and in particular with the Audit Committee and the applicable Fund Oversight Committees, in carrying out its responsibilities. Each committee's responsibilities are guided by Sections 15(c) and 36(b) of the [Investment Company Act of 1940].

Fidelity Prospectus, *supra* note 214.

217. Mercer Bullard, *Rouge on a Corpse Won't Bring Mutual Fund Directors Back to Life*, JURIST ONLINE, Mar. 15, 2004, http://jurist.law.pitt.edu/forum/bullard1.php ("Neither the SEC nor the fund industry has set forth standards regarding the minimum steps that fund directors must take to fulfill their fiduciary duties to shareholders.").

218. In *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, the court approved, and thus gave the fund sponsors the green light to accept, an annual pre-tax profit margin of over 77%. 663 F. Supp. 962, 979 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987). That pretax profit margin was no aberration; it was up from margins of 59.1% and 66.8% achieved the two previous years. *Id.* at 978-79.

benchmark standards. A knowledgeable observer in the United States Senate decried the fund industry as "the world's largest skimming operation,"[219] even though it operates in the most highly regulated money-management industry in the securities business and has a specially crafted federal "fiduciary duty" standard. There has got to be a better way to evaluate mutual fund fees. And, as will be shown, one does exist.

A. The Free Market Offers a Valuable, Needed Pricing Guide

When it comes to enforcing standards of fiduciary behavior, the focus must be on honest accountability and fair dealing. While *Gartenberg* acknowledged that the standard for testing the reasonableness of a fiduciary's compensation in a self-dealing transaction is an arm's-length price,[220] the issue is from *which* marketplace the comparable market prices are to be extracted. The proof should come from free market transactions, not from the conflict-ridden, contaminated fund market. As it is, *Gartenberg* allows funds to defend their fees by referencing fees paid by other similarly conflicted funds and sends plaintiffs on a fruitless and frustrating quest for an empirical holy grail while simultaneously disallowing or down-playing the best evidence of fairness: true fair market prices, as negotiated by unconflicted boards.

Fair market value is defined as the cash price an item would sell for between a willing buyer and willing seller assuming they both have knowledge of the relevant facts and they have *no compulsion* to buy or sell.[221] Because the fund market features prices drawn from negotiations where one party (the fund) is under compulsion to buy from only one supplier (the adviser), mutual fund fees negotiated between captive funds and their adviser, whether considered

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219. *Trading Practices Hearing*, *supra* note 48, at 3 (opening statement of Sen. Peter G. Fitzgerald). According to Senator Fitzgerald, the fund industry represents a multi-trillion dollar "trough from which fund managers, brokers and other insiders are steadily siphoning off an excessive slice of the Nation's household, college and retirement savings." *Id.*

220. Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 927-28 (2d Cir. 1982). Indeed, the lower court correctly observed that "[t]he market price—freely available and competitively set—serves as a standard to test the fairness of the investment advisory fee under the facts shown in this record." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038, 1067 (S.D.N.Y. 1981).

221. *See* Newark Morning Ledger Co. v. United States, 507 U.S. 546, 570 (1993) (approving lower court's application of fair market value test as being "the price at which the asset would change hands between a hypothetical willing buyer and willing seller, neither being under any compulsion to buy or sell, both parties having reasonable knowledge of relevant facts"); *see also* Treas. Reg. § 20.2031-1(b) (as amended in 1965) (defining, for purposes of estate valuation, fair market value to be "the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts").

individually or collectively, cannot reflect fair market value and should not be used to judge whether a particular fee is fair.[222]

B. Comparisons Can and Should Be Made

Other available comparators are superior. After all, mutual funds are not the only institutional investors holding portfolios of securities needing professional management; almost all institutional investors have that need. Pension funds, endowment funds, trusts, separate accounts, and even mutual funds that hire sub-advisers, are all able to purchase investment advisory services in arm's-length transactions in the free market. Those separate institutional contracts are findable and easy to evaluate. They present an array of comparables eligible for use in evaluating pricing in the fund market when conflicted advisers deal with their captive funds.

These actual arm's-length transactions can and should be used as reliable benchmarks when judging the unfairness of prices set by a fund adviser for portfolio management services rendered to a captive fund. The validity of this data is especially obvious since many mutual fund sponsors or their affiliates simultaneously sell *their own* advisory services on the free market to other entities—such as pension plans, college endowment funds, separate accounts, or through sub-advisory contracts. Indeed, as shown in Part III, nineteen advisers hired by Vanguard simultaneously maintain their own captive mutual funds. In such cases, the advisory function provided to the institutional entities and the captive fund is equivalent, since portfolio management is approximately the same whether the shares in the portfolio belong to a pension fund, a mutual fund, a college endowment fund, or some other large institutional investor.[223] More accurately and objectively than expert

222. Lawyers representing fund advisers in 36(b) litigation insist the *only* admissible pricing evidence usable at trial is that drawn from similar mutual funds. *See, e.g.*, American Century's Motion in Limine to Preclude Evidence Relating to Sub-Advised and Institutional Accounts and Suggestions in Support, Baker v. Am. Century Inv. Mgmt., Inc., No. 04-4039-CV-C-ODS (W.D. Mo. June 22, 2006), 2006 WL 2320405. In that filing American Century argued successfully for preclusion of evidence establishing pricing outside the fund business, citing and relying on *Gartenberg* and its progeny, *In re AllianceBernstein Mutual Fund Excessive Fee Litigation*, No. 4 Civ. 4885(SWK), 2006 WL 1520222, at *2 (S.D.N.Y. May 31, 2006); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222, 1237 (S.D.N.Y. 1990), *aff'd*, 928 F.2d 590 (2d Cir. 1991); *Krinsk v. Fund Asset Management, Inc.*, 715 F. Supp. 472, 486 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989); *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987); *Bromson v. Lehman Management Co.*, No. 84 Civ. 7795, 1986 WL 165 (S.D.N.Y. Mar. 13, 1986).

223. Recall that the fund managers' lobbying group and advocate, the ICI, agrees that mutual funds and other institutional investors are in fact comparable. *See supra* text accompanying notes 108-12.

testimony ever could, the institutional contracts, negotiated in the free market, prove what the adviser *actually* demands by way of price and profit when it sells portfolio management services in an arm's-length transaction.

Portfolio services are especially susceptible to comparison because they tend to be bundled with few if any other services in fund industry advisory contracts.[224] When the data is pristine, it is easy to show on an apples-to-apples basis whether an advisory fee is grossly excessive. Even if the adviser's charge for portfolio management services is bundled with some other minor administrative expenses, fund advisory fees can still be compared with fees charged for like services in the free market. Fact finders have no trouble adjusting prices when necessary.[225] As previously noted, nobody insists that the comparables' attributes be absolutely identical to the item being valued, just that it be reasonably similar, with appropriate adjustments to make the comparison useful.

In sum, courts must permit plaintiffs to introduce evidence of free market comparables.[226] Relegating plaintiff shareholders to comparing a given fund's no-bid pricing schedules to other similar funds' no-bid pricing schedules will never yield any fee relief for shareholders, as history has shown. An evidentiary standard based on evaluating tainted fees based on comparisons with other similarly tainted fees is no credible evidentiary standard at all.

C. Courts Must Recognize Comparables' Power

Admitting evidence of free market comparables is a necessary but insufficient step. Courts must also recognize and harness the probative value of this evidence. Two recent cases have brought this point home. In these cases, courts have properly considered institutional pricing data but erred in the *manner* of consideration. In the first case, *Jones v. Harris Associates, L.P.*,[227] the court properly admitted into evidence proof that the adviser's institutional clients were charged fees that were less than half those charged

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224. This is not always the case, though it should be. Because it is not uniformly the case, fund sponsor advocates like Coates and Hubbard are prone to contend that fund advisory fees are not subject to scrutiny because of data problems. *See supra* notes 86-87 and accompanying text.

225. *See supra* note 113 and accompanying text.

226. Without use of such comparators, section 36(b) plaintiffs are doomed. This was driven home recently when plaintiffs' counsel dropped a section 36(b) case on the eve of trial following the district court's ruling on a motion in limine to exclude institutional pricing evidence at trial. *See* Order Granting Defendants' Motion in Limine, *Baker*, No. 04-4039-CV-C-ODS.

227. Jones v. Harris Assocs. L.P., No. 1:04-cv-08305, 2007 WL 627640 (N.D. Ill. Feb. 27, 2007).

the captive funds,[228] but the court failed to grasp the evidence's importance.[229] In granting summary judgment for defendants, the court held that advisory fee pricing embraced a range of prices, with the far lower fees charged institutional clients simply on the low end of a spectrum, which was also populated by the tainted fees charged conflicted funds. Because the subject funds' fees fell within the spectrum, the fund's high fees were held proper as a matter of law.

Similarly, in a recent case involving the Ameriprise fund family,[230] the plaintiffs introduced evidence showing the adviser charged advisory fees to its captive mutual funds that were more than double what the fees that would have been charged had the adviser used the fee schedules it employed when selling portfolio management services in the free market.[231] Taking its lead from *Jones*, the court in the *Ameriprise* case held the adviser's far lower institutional advisory fee prices merely established the low end of a range of prices to be considered; the pricing array was, of course, dominated by tainted prices set by conflicted bargaining.

If the superficial *Jones* and *Ameriprise* mode of analysis stands, fund investors will never win a case challenging advisory fees under section 36(b). Institutional fees charged in the free market will always be lower than fees for like work charged in the fund market, but they fade into irrelevance once the

228. For example, evidence in the record established that had the adviser charged Oakmark Fund according to its institutional fee schedule, the advisory fee would have dropped from 88 bps to under 36 bps, saving Oakmark Fund shareholders more than $33 million annually. *See* Expert Report of Edward S. O'Neal at 18, *Jones*, No. 1:04-cv-08305 (on file with the authors). For Oakmark Equity & Income Fund, the rate drop would have been from 73 bps to under 26 bps, and annual savings would have been over $37 million. *Id.* at 19. Thus, for these two funds alone, the difference between institutional pricing in the free market and conflicted pricing in the fund market amounted to $70 million in extra compensation for the adviser annually. In each case, the funds were paying more than double what the adviser was selling similar services for in the free market.

229. The court in *Jones* not only failed to focus on the importance of the pricing disparity, it also ignored a shocking fact supported with record evidence: It was more expensive for the adviser in Oakmark to service its institutional accounts than its mutual funds. In other words, the adviser in Oakmark was charging its mutual funds more than twice as much for advisory services even though those services were cheaper to deliver to the funds than to the institutional accounts. *See* Plaintiffs' Response to Defendant's Statement of Undisputed Facts and Plaintiff's Statement of Additional Facts ¶ 4, *Jones*, No. 1:04-cv-08305 (on file with the authors). From the data studied, it appears the adviser in Oakmark was charging its mutual funds more than twice as much for advisory services even though those services were cheaper to deliver to the funds than to the institutional accounts.

230. Gallus v. Ameriprise Fin., Inc., 497 F. Supp. 2d 974 (D. Minn. 2007).

231. Decl. of Edward S. O'Neal, Ph.D at 5, *Gallus*, 497 F. Supp. 2d 974 (No. 0:04-cv-04498-DWF-SRN).

court merely acknowledges them, with dispositive attention then turning to a pricing array of fund fees.[232]

Courts in section 36(b) cases must not only admit comparative price data into evidence; they also need to be carefully schooled on the probative value of free market pricing. Courts need to recognize that free market prices are more credible and hence ought to be far more illuminating than pricing examples taken from the conflicted fund market. Proof that a fund adviser treats a third-party outsider far more favorably than he treats the very party to whom he owes statutorily-provided fiduciary duties needs to be recognized for what it is: *prima facie evidence* of a breach of fiduciary duty. Consigning that powerful evidence to populate the low end of a range ships the damning proof of pricing unfairness off to oblivion. This outcome is particularly objectionable in cases where the issue being determined is whether fund pricing bears the hallmarks of an arm's-length bargain. In this context, evidence of actual arm's-length bargaining by the defendant or one of its affiliates is the best, most instructive evidence the finder of fact can study. In this light, a framework for processing crucial evidence extracted from the free market is presented in the following section.

D. The McDonnell Douglas *Framework Should be Used When Evaluating Pricing Discrepancies*

Courts called on to evaluate free market vs. fund market pricing discrepancies need to abandon the disjointed, hit-and-miss, scavenger-hunt approach epitomized by *Gartenberg* and embrace a new, cleaner, and far more realistic approach to analyzing section 36(b) claims. In *McDonnell Douglas Corp. v. Green*,[233] the Supreme Court laid out a framework useful for analyzing disparate treatment cases relying upon circumstantial evidence of discrimination.[234] These cases are pertinent. Employment discrimination claims, like fund advisory fee claims, are rooted in a charge that a litigant (there the employee; here the captive fund) is being treated in a way that is unfair and unjustifiable.

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232. As shown by Figure 4 *supra*, fund advisory fees are subject to great dispersion. Because of this, many fund fee schedules can be presented as more moderate and fair than an array of others extant in the industry.

233. 411 U.S. 792 (1973).

234. *Id.* The *McDonnell Douglas* framework's distribution of the burden of proof and production was later refined by the Supreme Court in *Texas Department of Community Affairs v. Burdine*, 450 U.S. 248, 255 (1981). For a discussion of the *McDonnell Douglas* framework, see Leslie M. Kerns, Comment, Aka v. Washington Hospital Center*: Why the Debate over Pretext Ended with* Hicks, 60 OHIO ST. L.J. 1625, 1630-34 (1999).

Under *McDonnell Douglas*, the plaintiff is required to make a prima facie case of unfair treatment—employment discrimination. In the fund advisory fee context, this prima facie showing of a breach of fiduciary duty that the transaction—here the fee charged—lacks the "earmarks of an arm's-length bargain" would be satisfied by a showing that the adviser or one of its affiliates charged the captive fund significantly more than either the particular adviser—or a comparable competitor—charged an institutional client to perform roughly equivalent work.[235]

Under the *McDonnell Douglas* framework, once a prima facie case of disparate treatment is made, the defendant must produce evidence to rebut the presumption of discrimination. At this point it becomes incumbent on the defendant to articulate a legitimate non-discriminatory reason explaining why the disparity exists. In the fund fee context, the adviser would need to produce evidence showing that the captive fund was fairly treated—a task it could accomplish by identifying and quantifying the service differences between picking portfolio securities for third-party institutional clients versus the captive mutual fund.[236] Once the defendant has presented evidence to explain the fee disparity, it remains for the plaintiff to show the pricing disparity evidences a breach of fiduciary duty. The plaintiff would do this by proving, by a preponderance of the evidence, that the differences in services the defendant identified do not adequately explain or justify the fee disparity. Here, the plaintiff's ultimate burden will be to show that the captive fund was charged substantially more than free market clients for like work.

Had the *McDonnell Douglas* framework been used in the *Jones* and *Ameriprise* cases, the plaintiffs in each case could have survived summary judgment and had the opportunity to prove their cases. In each case, the plaintiff presented evidence of gross pricing disparity tending to show that the prices paid by the captive funds were grossly unfair, and in neither case did the adviser rebut that evidence.

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235. "The essence of the [fiduciary] test is whether or not under all the circumstances the transaction carries the earmarks of an arm's length bargain." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 528 F. Supp. 1038, 1047 (S.D.N.Y. 1981) (citing Pepper v. Litton, 308 U.S. 295, 306-07 (1939)) (alteration in original), *aff'd*, 694 F.2d 923 (2d Cir. 1982).

236. In *Burdine*, 450 U.S. at 250, the Court made clear the defendant shouldered only a burden of production, not a burden of proof, once the plaintiff had made a prima facie case. *See id.* at 254 ("The burden that shifts to the defendant . . . is to rebut the presumption of discrimination by producing evidence that the plaintiff was rejected, or someone else was preferred, for a legitimate, nondiscriminatory reason.").

E. Free Market Comparables Are Potent Negotiating Tools Directors Should Consider

Free market pricing analogies, and the *McDonnell Douglas* analytical framework, offer great promise, not just as decision-making guides, but as tools a fund board may usefully employ in negotiating advisory fee contracts. In 2004, the SEC adopted rule and form amendments requiring that fund boards that take institutional fee comparisons into account in evaluating advisory contracts disclosures in proxy solicitations seeking approval of fund fee contracts—"the comparisons that were relied on and how they assisted the board in concluding that the contract should be approved."[237] The SEC said it adopted the disclosure requirement because it "believe[d] that information concerning whether and, if so, how the board relies on comparisons is important in understanding the board's decision."[238] This is a very powerful comment, for it evidences the SEC's belief that boards' decision to weigh or not weigh comparative pricing of advisory services is itself a material fact[239] investors ought to know in evaluating the board's actions.[240]

The SEC's decision to require disclosure about fund boards' processing of comparative cost information expressly recognized that the protocol used for evaluating advisory contracts had become detached from reality and outdated. Citing Freeman-Brown, the Commission explained:

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237. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Securities Act Release No. 8433, Exchange Act Release No. 49,909, Investment Company Act Release No. 26,486, 69 Fed. Reg. 39,798, 39,802 (June 30, 2004).

238. *Id.*

239. In the context of the securities laws, a fact is material if there is "a substantial likelihood that a reasonable shareholder would consider it important." TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).

240. The SEC's decision to revise and update disclosures concerning fund boards' consideration of advisory contracts shows just how far courts' rulings in fund advisory fee cases have strayed from reality. Some courts have taken the position that, under *Gartenberg* and its misguided progeny, comparative fees may not even be mentioned in court in a section 36(b) case. *See, e.g.*, Order Granting Defendants' Motion in Limine, Baker v. Am. Century Inv. Mgmt., Inc., No. 04-4039-CV-C-ODS (W.D. Mo. July 17, 2006) (finding that "Plaintiffs will be precluded from presenting any evidence relating to Defendants' management of non-mutual fund accounts, as such evidence is irrelevant to Plaintiffs' claims involving mutual fund fees under Section 36(b) of the Investment Company Act"); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222, 1237 (S.D.N.Y. 1990) (suggesting evidence of "comparative fee structures" in section 36(b) cases should be limited exclusively to fees charged by other mutual funds), *aff'd*, 928 F.2d 590 (2d Cir. 1991). Yet the SEC considers comparative fee matters, such as fees charged by fund advisers to their pension plan clients, to be "important" in understanding how the fee approval decision was reached.

> Recently, concerns have been raised regarding the adequacy of review of advisory contracts and management fees by fund boards. In particular, the level of fees charged by investment advisers to mutual fund clients, especially in comparison to those charged by the same advisers to pension plans and other institutional clients, has become the subject of debate.[241]

Directors must thus disclose the comparables they consider. When considering comparables, directors' duty of care should require that they consider true free market transactions where fees were negotiated at arm's-length. Directors who consider fees determined only by tainted boards, are on the road to breaching their fiduciary duties by failing to fight for the best prices available for their funds' shareholders. In one case pertinent to the fund industry, the Delaware Supreme Court admonished independent directors to bargain hard in order to insure that the best possible bargain is struck on their corporation's behalf:

> The power to say no is a significant power. It is the duty of the directors serving on [an independent] committee to approve only a transaction that is in the best interests of the public shareholders, to say no to any transaction that is not fair to those shareholders and is not the best transaction available.[242]

Getting "the best transaction available" requires using the best negotiating ammunition available. When it comes to negotiating over fund portfolio management fees, that means using free market comparables aggressively.

In our experience, independent directors of mutual funds are ignorant about the value of comparative pricing and do not use it when negotiating over fund fees. In some cases, the directors simply are kept in the dark about the data's availability. In other cases, the pricing data is furnished, but the directors are advised, falsely, that using data extracted from free market transactions yields worthless "apples-to-oranges" comparisons. When asked why the comparison is "apples-to-oranges," directors are prone to be told that it just is.[243] Directors who accept or offer these flimsy explanations are guilty of failing to marshal

241. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Securities Act Release No. 8433, Exchange Act Release No. 49,909, Investment Company Act Release No. 26,486, 69 Fed. Reg. 39,798, 39,802 (June 30, 2004).

242. Kahn v. Lynch Commc'ns Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (alteration in original) (quoting *In re* First Boston, Inc. S'holders Litig., Civ. A. No. 10338, 1990 WL 78836, at *7 (Del. Ch. June 7, 1990)).

243. This conclusion is based on confidential depositions the authors have read.

helpful facts[244] usable in negotiating advisory fees with their funds' advisers. When fund directors fail to wield the power they have to gather important data and make informed decisions, fund directors breach their duty of care owed to the funds they serve.

By the same token, advisers who hide or misrepresent comparative data are breaching their fiduciary duties. Those who simply supply comparative prices without more have furnished a necessary, but insufficient service. Full adherence to their fiduciary obligations requires that, if the comparative data supplied to directors is not self-evidently apples-to-apples, advisers must also supply information about the cost of each alleged service difference between the comparable contract and the specific fund's advisory contract so apples can be compared to apples post-adjustments.

Fund directors' discharge of their fiduciary duties demands they request, receive, and carefully review information about advisory services being sold by their funds' adviser to institutional clients. Data presented earlier in Table 3[245] and also in Freeman-Brown[246] show that fund managers sometimes sell their services on the open market and then grossly overcharge their own captive funds for those same services. Directors need to determine whether this is going on and, if it is, they need to consult with legal counsel about the practice's fiduciary-duty ramifications. Fund directors need a good answer to this question: Why should the adviser sell its services as an independent contractor in the free market at a price that is far lower than the same services are being sold to mutual funds to whom the adviser owed clear-cut fiduciary obligations? In Freeman-Brown, we coined the "most favored nation" concept for fund fee pricing. This concept demands that mutual funds should pay a price for investment advice that is no higher than that charged by the fund's adviser when it provides advice to third-party customers (such as pension funds, endowment funds, and others, like Vanguard) who bargained at arm's-length. Directors should impose the "most favored nation" concept within their funds. Advisers, who would argue that providing advisory services to institutional accounts entail service differences that explain pricing differentials, need to identify and quantify each separate point of difference. The advisers' fiduciary duties require no less.[247]

244. The data is available as demonstrated by Eliot Spitzer's testimony cited earlier. *See supra* notes 93-94 and accompanying text.

245. *See supra* Table 3.

246. *See* Freeman & Brown, *supra* note 9, at 635-36.

247. *See* RESTATEMENT (SECOND) OF AGENCY § 381 (1958).

> Unless otherwise agreed, an agent is subject to a duty to use reasonable efforts to give his principal information which is relevant to affairs entrusted to him and

The advisers' fiduciary duty problems are exacerbated when strategies, policies, and processes developed by the adviser when working on behalf of the fund are then taken by the adviser and sold for discount prices to third-parties, with the adviser reaping the financial benefits. Directors who turn a blind eye to these asset diversion/corporate opportunity problems are asking to be sued. Full disclosure of accurate data paves the way for competent, honest evaluation of mutual fund portfolio management pricing.

Conclusion

Over the past several years, there has been much discussion of whether fees for mutual fund portfolio advisory services are too high. In 2001, Freeman-Brown showed these fees were bloated by comparing mutual fund fees to fees charged pension funds for the same services. That comparison, which clearly touched a nerve within the fund industry, showed fund shareholders would save billions annually if fund portfolio management fees approximated those charged by managers of public pension funds' equity portfolios. In Part III, we revisit that inquiry and ultimately reach the same conclusion, this time by evaluating new data drawn from actual mutual fund advisory fee contracts entered into by the Vanguard Group and comparing that data to the fees the same fund advisers charge their own captive funds. This new data is powerful and robust, and it only confirms what has long been clear: Fee gouging is pervasive within the fund industry.

In 1970, Congress enacted Section 36(b) because it recognized the mutual fund industry's conflicted governance structure could stifle competition and lead to excessive fees flowing to fund sponsors and their affiliates. Section 36(b) exists because Congress wanted to reduce the burden on plaintiffs, as compared to the state court waste test. Yet, 36(b)—the weapon Congress specifically gave investors to fight excessive fees in the mutual fund industry —is singularly ineffective. Section 36(b), as systematically gutted by the courts—principally the Second Circuit's ruling in *Gartenberg*—requires the evaluation of data that is largely meaningless to investors. The required data is virtually impossible to find and, once found, is subject to bitter disputes between the parties and their experts. Furthermore, and even less logically, *Gartenberg* and its progeny permit funds to defend their excessive fees by reference to the bloated fees of their similarly-tainted compatriots while suppressing or paying lip service to evidence showing similar services cost far less in the free market. When it comes to evaluating fiduciaries' behavior, it

---

> which, as the agent has notice, the principal would desire to have and which can be communicated without violating a superior duty to a third person.

Id.

is absurd to find federal courts in 36(b) cases barring free market data or downplaying its relevance. After all, the SEC now demands mutual fund prospectuses disclose whether comparative data drawn from the free market was relied on by the fund's board in approving the advisory contract and, if so, what the comparisons were and how they assisted the board in the approval process. Data deemed relevant and material in the board room deserves equal treatment in the court room.

Courts need to understand that in advisory fee cases, where the absence of arm's-length bargaining is the central issue, the focus belongs on free market comparators where arm's-length bargaining actually occurs and fair market values are honestly established. The focus needs to shift away from prices set by conflicted dealings in the captive fund market. In interpreting section 36(b), courts should replace *Gartenberg*'s misguided grab-bag of factors with the Supreme Court's specially-crafted test to determine when unfairly disparate treatment is compensable: the *McDonnell Douglas* test. In applying *McDonnell Douglas* in the mutual fund context, a plaintiff should be able to make out a prima facie case of a breach of fiduciary duty by showing that the fiduciary-adviser charged the captive fund significantly higher prices than the adviser (or an affiliate or similarly-situated adviser) charged institutional clients in the free market for similar work. Simply put, when major pricing discrepancies exist between free market and fund market pricing, these differences are prima facie proof that the fees charged the captive fund lack the "earmarks of an arm's-length bargain" and that fiduciary duties are being breached.

Just as courts must focus on free market comparators, so too must directors. Directors should not turn their eyes away from proof of gross pricing discrepancies for similar services. The fund's independent directors sit as watchdogs, tasked with policing the adviser's discharge of fiduciary duties. The time has come for fund directors to demand that fund advisers give fund shareholders "most favored nation" treatment on advisory fees. Fund directors, along with federal district court judges, need to learn that, in advisory fee cases, the focus belongs on fair market comparators, not conflicted dealings in the fund market. Embracing this simple, fair, and easily understood and applied concept would dramatically benefit fund shareholders, saving billions of dollars annually.

Applying most favored nation treatment to mutual fund advisory fee payments has been classified by *Forbes* magazine writer Neil Weinberg as the fund industry's "worst nightmare."[248] Weinberg's "worst nightmare"

248. Neil Weinberg, *Mutual Funds' Worst Nightmare*, FORBES.COM, Dec. 16, 2003, http://www.forbes.com/2003/12/16/cz_nw_1216mutualfunds.html. Weinberg quoted one industry

description demonstrates that, when it comes to portfolio management services, knowledgeable Wall Street insiders themselves recognize that the gross disparity between free market prices and fund market prices is an accepted fact of life.[249]

That mutual fund sponsors' "worst nightmare" involves treating fund shareholders scrupulously fairly when pricing vital services shows how far the fund industry has strayed from sensible fiduciary standards. Section 36(b)'s promise has been squandered. Abandoning the confusing, vague, and unfair *Gartenberg* grab-bag and focusing directly on relevant free market pricing data will bring honesty and thoughtful analysis to fund advisory fee pricing decisions in the nation's boardrooms and courtrooms.

---

observer who had this reaction to the idea: "It's a brilliant idea to bring most favored nation clauses to the mutual fund arena . . . ." *Id.* (quoting Edward Siedle, Investigator, Benchmark Financial Services).

249. In the same vein, when Freeman-Brown was first discussed in *The Wall Street Journal*, it was in a story with a title suggesting that proof of price gouging in mutual fund fees was old news. *See* Lauricella, *supra* note 75, at C1 (the headline stated: "This Is News?: Fund Fees Are Too High, Study Says").

APPENDIX A

Fund	*Yr. Entered Program*	*Average Assets 2004 ($ mm)*
Explorer	1975	7,536
Morgan Growth	1975	4,174
US Growth	1975	5,698
Windsor I	1975	18,189
Wellesley Income	1975	9,906
Wellington	1975	29,940
Intl Growth Fund	1981	7,280
International Value	1983	1,864
Primecap	1984	21,336
Windsor II	1985	27,668
Equity Income	1988	3,042
Growth & Income	1993	6,278
Capital Opportunity	1995	6,747
Global Equity Income	1995	814
Select Value	1996	1,595
US Value	2000	631
Growth Equity	2001	745
Capital Value	2002	351
MidCap Growth	2002	345
Int'l Explorer	2002	999
Dividend Growth	2002	892

APPENDIX B

Vanguard Fund	*External Manager*
Explorer	Wellington, Granahan, Chartwell, Grantham,
Morgan Growth	Wellington, Franklin Portfolio Assoc.
US Growth	Alliance, W. Blair
Windsor I	Wellington, Stanford C. Bernstein
Wellesley	Wellington
Wellington	Wellington
Int'l Growth Fund	Schroder, BG Overseas
Int'l Value	Hansberger, Sanford C. Bernstein
Primecap	Primecap
Windsor II	Barrow, Equinox, Hotchkis, Tukman
Equity Income	John Levin, Wellington
Growth & Income	Franklin Portfolio Assoc.
Capital Opportunity	Marathon, Arcadian
Global Equity Income	Marathon, Arcadian
Selected Value	Barrow
US Value	Grantham
Growth Equity	Turner
Capital Value	Wellington
Mid Cap Growth	Provident
Int'l Explorer	Schroder
Dividend Growth	M & G, Wellington

EXHIBIT 13

EXHIBIT 5.3

INVESTMENT SUBADVISORY AGREEMENT WITH
WELLINGTON MANAGEMENT COMPANY LLP

<PAGE>

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services Company, a Delaware corporation ("HIFSCO") and Wellington Management Company, LLP, a Massachusetts partnership ("Wellington Management").

WHEREAS, HIFSCO has entered into an agreement for the provision of investment management services to the ITT Hartford Mutual Funds, Inc. (the "Company") currently comprised of the ITT Hartford Small Company Fund, ITT Hartford Capital Appreciation Fund, ITT Hartford International Opportunities Fund, ITT Hartford Dividend and Growth Fund, ITT Hartford Stock Fund, ITT Hartford Advisers Fund, ITT Hartford Bond Income Strategy Fund and ITT Hartford Money Market Fund, and

WHEREAS, HIFSCO wishes to engage the services of Wellington Management Company as Sub-Adviser to the ITT Hartford Small Company Fund, ITT Hartford Capital Appreciation Fund, ITT Hartford International Opportunities Fund, ITT Hartford Dividend and Growth Fund, ITT Hartford Stock Fund and ITT Hartford Advisers Fund (each a "Portfolio" and together the "Portfolios"), and

WHEREAS, Wellington Management is willing to perform advisory services on behalf of the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. HIFSCO hereby employs Wellington Management to serve as Sub-Adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and Wellington Management hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. Wellington Management shall evaluate and implement an investment program appropriate for each Portfolio which program shall be amended and updated from time to time as financial and other economic conditions change as determined by HIFSCO and Wellington Management.

3. Wellington Management, in consultation with HIFSCO when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such

<PAGE>

steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. Wellington Management will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include Wellington Management's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to HIFSCO for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. Wellington Management shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from HIFSCO, and subject further to such policies and instructions as the Board of Directors or HIFSCO may from time to time establish and deliver to Wellington Management.

   In addition, Wellington Management will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; (b) Section 851(b)(3) of the Code regarding the limitation of gains from the disposition of securities and certain other investments held less than three months; and (c) Section 851(b)(4) of the Code regarding diversification of the Portfolios' assets.

6. Wellington Management will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders.

When placing such orders, Wellington Management shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time, Wellington Management may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates

<PAGE>

available, if Wellington Management determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or Wellington Management's overall responsibilities with respect to the Portfolios and Wellington Management's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. Wellington Management will promptly communicate to the Board of Directors such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by Wellington Management hereunder, HIFSCO shall pay to Wellington Management, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, based upon the following annual rates and calculated based upon the average daily net asset values of each of the Portfolios as follows:

ITT HARTFORD SMALL COMPANY FUND, ITT HARTFORD CAPITAL APPRECIATION FUND AND ITT HARTFORD INTERNATIONAL OPPORTUNITIES FUND.

NET ASSET VALUE	ANNUAL RATE
First $50,000,000	0.40%
Next $100,000,000	0.30%
Next $350,000,000	0.25%
Next $500,000,000	0.20%
Over $1 Billion	0.175%

ITT HARTFORD DIVIDEND AND GROWTH FUND, ITT HARTFORD STOCK FUND AND ITT HARTFORD ADVISERS FUND.

NET ASSET VALUE	ANNUAL RATE
First $50,000,000	0.325%
Next $100,000,000	0.25%
Next $350,000,000	0.20%
Next $500,000,000	0.15%
Over $1 Billion	0.125%

Wellington Management may waive all or a portion of its fees from time to time as agreed between the parties.

<PAGE>

If it is necessary to calculate the fee for a period of time which is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) Wellington Management will bear all expenses in connection with the performance of its services under this Agreement.

(c) Wellington Management will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) Wellington Management agrees to notify HIFSCO of any change in Wellington Management's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. Wellington Management shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as Wellington Management shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect Wellington Management, and Wellington Management shall indemnify HIFSCO, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to Wellington Managements' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Agreement shall become effective on March 3, 1997 and shall continue in effect through July 22, 1998. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority

of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

4

<PAGE>

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by HIFSCO on written notice to Wellington Management, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by Wellington Management on ninety days' prior written notice to HIFSCO, but such termination will not be effective until HIFSCO shall have contracted with one or more persons to serve as a successor Sub-Adviser for the Portfolio (or HIFSCO or an affiliate of HIFSCO agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between HIFSCO and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of Wellington Management to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of Wellington Management to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. HIFSCO agrees that neither it nor any affiliate of HIFSCO will use Wellington Management's name or refer to Wellington Management or Wellington Management's clients in marketing and promotional materials without prior notification to and authorization by Wellington Management, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

5

<PAGE>

13. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

14. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

6

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 3rd day of March, 1997.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

By: /s/ Joseph H. Gareau

Name: Joseph H. Gareau
Title: Executive Vice President

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ Robert W. Doran

Name: Robert W. Doran
Title: Chairman

<DOCUMENT>
<TYPE>EX-99.D.XIII
<SEQUENCE>14
<FILENAME>b45788h1exv99wdwxiii.txt
<DESCRIPTION>AMEND. #4 TO INVEST.SUBADV. AGRMT. W/ WELLINGTON
<TEXT>
<PAGE>

EXHIBIT 99.d(xiii)

AMENDMENT NUMBER 4 TO
INVESTMENT SUB-ADVISORY AGREEMENT

The Investment Sub-Advisory Agreement between Hartford Investment Financial Services Company and Wellington Management Company, LLP ("Wellington Management") dated March 3, 1997, as amended (the "Agreement") is hereby amended to include The Hartford Global Health Fund and The Hartford Global Technology Fund (the "New Funds") as two new Portfolios. All provisions in the Agreement shall apply to the New Funds except as stated below.

The sub-advisory fee for the New Funds shall be accrued daily and paid quarterly, based upon the following annual rates and upon the calculated daily net asset value of each New Fund:

<TABLE>
<CAPTION>

Net Asset Value	Annual Rate
First $100,000,000	.45%
Next $400,000,000	.35%
Amount Over $500,000,000	.30%

</TABLE>

Wellington Management will waive sub-advisory fees on the first $50 million of assets (excluding seed money) for each New Fund.

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the 28 day of April, 2000.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President, Investments

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ Duncan M. McFarland

Duncan M. McFarland
President and Chief Executive Officer

</TEXT>
</DOCUMENT>

Exhibit 99.Bd.(ii)

EXHIBIT D.(II)
INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company (the "Adviser") and Wellington Management Company, LLP, a Massachusetts limited liability partnership (the "Sub-Adviser").

WHEREAS, the Adviser has entered into an agreement for the provision of investment management services to The Hartford Mutual Funds, Inc. (the "Company"), including each of its series listed on Schedule A hereto, as it may be amended from time to time, (each a "Portfolio" and together the "Portfolios"); and

WHEREAS, the Adviser wishes to engage the services of the Sub-Adviser as sub-adviser to the Portfolios listed in Schedule A, as it may be amended from time to time; and

WHEREAS, the Sub-Adviser is willing to provide investment advisory services to the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. The Adviser hereby employs the Sub-Adviser to serve as sub-adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and the Sub-Adviser hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. The Sub-Adviser shall evaluate and implement an investment program appropriate for each Portfolio, which program shall be amended and updated from time to time as financial and other economic conditions change as determined by the Adviser and the Sub-Adviser.

3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include the Sub-Adviser's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to the Adviser for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from the Adviser, and subject further to

such policies and instructions as the Board of Directors or the Adviser may from time to time establish and deliver to the Sub-Adviser.

In addition, the Sub-Adviser will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; and (b) Section 851(b)(3) of the Code regarding diversification of the Portfolios' assets.

6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, the Sub-Adviser shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors or the Adviser may issue from time to time, the Sub-Adviser may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Portfolios and the Sub-Adviser's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Sub-Adviser will promptly communicate to the Board of Directors or the Adviser such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by the Sub-Adviser hereunder, the Adviser shall pay to the Sub-Adviser, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, as shown on Schedule B attached hereto.

The Sub-Adviser may waive all or a portion of its fees from time to time as agreed between the parties.

If it is necessary to calculate the fee for a period of time that is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) The Sub-Adviser will bear all expenses in connection with the performance of its services under this Agreement.

(c) The Sub-Adviser will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) The Sub-Adviser agrees to notify the Adviser of any change in the Sub-Adviser's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. The Sub-Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as the Sub-Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Sub-Adviser, and the Sub-Adviser shall indemnify the Adviser, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to the Sub-Advisers' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Sub-Advisory Agreement shall become effective on October 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by the Adviser on written notice to the Sub-Adviser, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by the Sub-Adviser on ninety days' prior written notice to the Adviser, but such termination will not be effective until the Adviser shall have contracted with one or more persons to serve as a successor sub-adviser for the Portfolio (or the Adviser or an affiliate of the Adviser agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between the Adviser and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of the Sub-Adviser to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Sub-Adviser to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. The Adviser agrees that neither it nor any affiliate of the Adviser will use the Sub-Adviser's name or refer to the Sub-Adviser or the Sub-Adviser's clients in marketing and promotional materials without prior notification to and authorization by the Sub-Adviser, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

14. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of October 1, 2009.

Hartford Investment Financial Services, LLC

By: /s/ Robert M. Arena, Jr.
Name: Robert M. Arena, Jr.
Title: President

Wellington Management
Company, LLP

By: /s/ Brendan J. Swords
Name: Brendan J. Swords
Title: Senior Vice President

Schedule A

List of Funds

THE HARTFORD MUTUAL FUNDS, INC.
ON BEHALF OF:

The Hartford Advisers Fund
The Hartford Balanced Income Fund
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Disciplined Equity Fund
The Hartford Diversified International Fund
The Hartford Dividend and Growth Fund
The Hartford Equity Income Fund
The Hartford Fundamental Growth Fund
The Hartford Global Equity Fund
The Hartford Global Growth Fund
The Hartford Global Health Fund
The Hartford International Growth Fund
The Hartford International Opportunities Fund
The Hartford International Small Company Fund
The Hartford MidCap Fund
The Hartford MidCap Value Fund
The Hartford Small Company Fund
The Hartford Stock Fund
The Hartford Value Fund

Schedule B

Sub-Adviser Compensation

Advisers Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.2200%
Next $100 million	0.1800%
Next $350 million	0.1500%
Amount over $500 million	0.1250%

Balanced Income Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.2700%
Next $250 million	0.2200%
Next $500 million	0.2100%
Amount over $1 billion	0.1700%

Capital Appreciation Fund

Average Daily Net Assets	Annual Rate
All Assets	0.2500%

Capital Appreciation II Fund and Global Equity Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.5000%
Next $250 million	0.4500%
Next $500 million	0.4000%
Amount Over $1 billion	0.3500%

Disciplined Equity Fund, Dividend and Growth Fund and Stock Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.3250%
Next $100 million	0.2500%
Next $350 million	0.2000%
Amount over $500 million	0.1500%

Diversified International Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.5300%
Next $250 million	0.4800%
Next $500 million	0.4300%
Amount over $1 billion	0.4100%

Equity Income Fund and Value Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.3500%
Next $100 million	0.2750%
Next $350 million	0.2250%
Amount over $500 million	0.1750%

Fundamental Growth Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Amount over $150 million	0.2500%

Global Growth Fund and International Opportunities Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2000%

Global Health Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.4500%
Next $400 million	0.3500%
Amount over $500 million	0.3000%

International Growth Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2250%

International Small Company Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3500%
Amount over $150 million	0.2750%

MidCap Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2167%

Effective January 1, 2010 the fee schedule for the MidCap Fund is restated as follows:

MidCap Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2333%

MidCap Value Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2167%

Small Company Fund

Average Daily Net Assets	Annual Rate
All Assets	0.3750%

EXHIBIT 14

<DOCUMENT>
<TYPE>EX-99.(D).2
<SEQUENCE>7
<FILENAME>c66424bex99-d_2.txt
<DESCRIPTION>INVESTMENT SUB-ADVISORY AGREEMENT
<TEXT>
<PAGE>

EXHIBIT(d).2

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company ("HIFSCO") and Wellington Management Company, LLP, a Massachusetts limited liability partnership ("Wellington Management").

WHEREAS, HIFSCO has entered into an agreement for the provision of investment management services to Hartford-Fortis Series Fund, Inc. (the "Company"), and

WHEREAS, HIFSCO wishes to engage the services of Wellington Management as Sub-Adviser to each series of shares of the Company listed on Attachment A (each, a "Portfolio" and together the "Portfolios"), and

WHEREAS, Wellington Management is willing to perform advisory services on behalf of the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. HIFSCO hereby employs Wellington Management to serve as Sub-Adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and Wellington Management hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. Wellington Management shall evaluate and implement an investment program appropriate for each Portfolio which program shall be amended and updated from time to time as financial and other economic conditions change as determined by HIFSCO and Wellington Management.

3. Wellington Management, in consultation with HIFSCO when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. Wellington Management will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include Wellington Management's economic outlook and

investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to HIFSCO for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. Wellington Management shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from HIFSCO, and subject further to such policies and instructions as the Board of Directors or HIFSCO may from time to time establish and deliver to Wellington Management.

   In addition, Wellington Management will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities, and (b) Section 851(b)(4) of the Code regarding diversification of the Portfolios' assets.

6. Wellington Management will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, Wellington Management shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time, Wellington Management may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if Wellington Management determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or Wellington Management's overall responsibilities with respect to the Portfolios and Wellington Management's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. Wellington Management will promptly communicate to the Board of Directors such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by Wellington Management hereunder, HIFSCO shall pay to Wellington Management, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, based upon the following annual rates and calculated based upon the average daily net asset values of each of the Portfolios as follows:

<Table>
<Caption>

	Assets	Annual Rate
<S>	<C>	<C>
The Hartford SmallCap Growth Fund	First $50 Million	0.400%
The Hartford Growth Opportunities Fund	Next $100 Million	0.300%
The Hartford Value Opportunities Fund	Next $350 Million	0.250%
	Over $500 Million	0.200%
The Hartford Growth Fund	First $50 Million	0.400%
	Next $100 Million	0.300%
	Next $350 Million	0.250%
	Next $500 Million	0.200%
	Over $1 Billion	0.175%

</Table>

Wellington Management may waive all or a portion of its fees from time to time as agreed between the parties.

If it is necessary to calculate the fee for a period of time which is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided above but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) Wellington Management will bear all expenses in connection with the performance of its services under this Agreement.

(c) Wellington Management will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) Wellington Management agrees to notify HIFSCO of any change in Wellington Management's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. Wellington Management shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as Wellington Management shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect Wellington Management, and Wellington Management shall indemnify HIFSCO, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to Wellington Management's' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

<PAGE>

9. (a) This Agreement shall become effective on February 19, 2002 and

shall continue in effect through February 18, 2004. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by HIFSCO on written notice to Wellington Management, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by Wellington Management on ninety days' prior written notice to HIFSCO, but such termination will not be effective until HIFSCO shall have contracted with one or more persons to serve as a successor Sub-Adviser for the Portfolio (or HIFSCO or an affiliate of HIFSCO agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between HIFSCO and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of Wellington Management to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of Wellington Management to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. HIFSCO agrees that neither it nor any affiliate of HIFSCO will use Wellington Management's name or refer to Wellington Management or Wellington Management's clients in marketing and promotional materials without prior notification to and authorization by Wellington Management, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

14. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

4

<PAGE>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 19th day of February 2002.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By: /s/ David M. Znamierowski

Name: David M. Znamierowski
Title: Senior Vice President

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ Duncan McFarland

Name: Duncan McFarland
Title: President

5

<PAGE>

ATTACHMENT A

The Hartford SmallCap Growth Fund

The Hartford Growth Opportunities Fund

The Hartford Growth Fund

The Hartford Value Opportunities Fund

6

</TEXT>
</DOCUMENT>

EX-99.B.D.(III) 5 a10-3582_1ex99dbdddiii.htm EX-99.99.D.(III)

Exhibit 99.B.d.(iii)

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company (the "Adviser") and Wellington Management Company, LLP, a Massachusetts limited liability partnership (the "Sub-Adviser").

WHEREAS, the Adviser has entered into an agreement for the provision of investment management services to The Hartford Mutual Funds II, Inc. (the "Company"), including each of its series listed on Schedule A hereto, as it may be amended from time to time, (each a "Portfolio" and together the "Portfolios"); and

WHEREAS, the Adviser wishes to engage the services of the Sub-Adviser as sub-adviser to the Portfolios listed in Schedule A, as it may be amended from time to time; and

WHEREAS, the Sub-Adviser is willing to provide investment advisory services to the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. The Adviser hereby employs the Sub-Adviser to serve as sub-adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and the Sub-Adviser hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. The Sub-Adviser shall evaluate and implement an investment program appropriate for each Portfolio, which program shall be amended and updated from time to time as financial and other economic conditions change as determined by the Adviser and the Sub-Adviser.

3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include the Sub-Adviser's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to the Adviser for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from the Adviser, and subject further to

such policies and instructions as the Board of Directors or the Adviser may from time to time establish and deliver to the Sub-Adviser.

In addition, the Sub-Adviser will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; and (b) Section 851(b)(3) of the Code regarding diversification of the Portfolios' assets.

6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, the Sub-Adviser shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors or the Adviser may issue from time to time, the Sub-Adviser may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Portfolios and the Sub-Adviser's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Sub-Adviser will promptly communicate to the Board of Directors or the Adviser such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by the Sub-Adviser hereunder, the Adviser shall pay to the Sub-Adviser, as promptly as possible after the last day of each calendar year quarter, a fee accrued daily and paid quarterly, as shown on Schedule B attached hereto.

The Sub-Adviser may waive all or a portion of its fees from time to time as agreed between the parties.

If it is necessary to calculate the fee for a period of time that is not a calendar quarter, then the fee shall be (i) calculated at the annual rates provided in Schedule B but prorated for the number of days elapsed in the period in question, as a percentage of the total number of days in such period, (ii) based upon the average of each Portfolio's daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period.

(b) The Sub-Adviser will bear all expenses in connection with the performance of its services under this Agreement.

(c) The Sub-Adviser will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(d) The Sub-Adviser agrees to notify the Adviser of any change in the Sub-Adviser's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. The Sub-Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as the Sub-Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Sub-Adviser, and the Sub-Adviser shall indemnify the Adviser, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to the Sub-Advisers' willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Sub-Advisory Agreement shall become effective on October 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by the Adviser on written notice to the Sub-Adviser, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by the Sub-Adviser on ninety days' prior written notice to the Adviser, but such termination will not be effective until the Adviser shall have contracted with one or more persons to serve as a successor sub-adviser for the Portfolio (or the Adviser or an affiliate of the Adviser agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between the Adviser and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of the Sub-Adviser to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Sub-Adviser to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. The Adviser agrees that neither it nor any affiliate of the Adviser will use the Sub-Adviser's name or refer to the Sub-Adviser or the Sub-Adviser's clients in marketing and promotional materials without prior notification to and authorization by the Sub-Adviser, such authorization not to be unreasonably withheld.

12. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13. This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

14. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

15. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of October 1, 2009.

Hartford Investment Financial Services, LLC

By:/s/ Robert M. Arena
Name: Robert M. Arena, Jr.
Title: President

Wellington Management
Company, LLP

By:/s/Brendan Swords
Name: Brendan Swords
Title: Senior Vice President

Schedule A

List of Funds

THE HARTFORD MUTUAL FUNDS II, INC.
ON BEHALF OF:

The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Value Opportunities Fund

Schedule B

Sub-Adviser Compensation

Growth Fund, SmallCap Growth Fund and Value Opportunities Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2000%

Growth Opportunities Fund

Average Daily Net Assets	Annual Rate
All Assets	0.2700%

EXHIBIT 15

EXHIBIT 5.4

INVESTMENT SERVICES AGREEMENT WITH
HARTFORD INVESTMENT MANAGEMENT COMPANY

<PAGE>

INVESTMENT SERVICES AGREEMENT

This investment services agreement made by and between Hartford Investment Financial Services Company, a Delaware corporation ("HIFSCO") and The Hartford Investment Management Company, a Delaware corporation ("HIMCO").

WHEREAS, HIFSCO has entered into an agreement for the provision of investment management services (the "Principal Advisory Contract") to the ITT Hartford Mutual Funds, Inc. (the "Company") currently comprised of the ITT Hartford Small Company Fund, ITT Hartford Capital Appreciation Fund, ITT Hartford International Opportunities Fund, ITT Hartford Dividend and Growth Fund, ITT Hartford Stock Fund, ITT Hartford Advisers Fund, ITT Hartford Bond Income Strategy Fund and ITT Hartford Money Market Fund, and

WHEREAS, HIFSCO wishes to engage HIMCO to provide investment management services to the ITT Hartford Bond Income Strategy Fund and ITT Hartford Money Market Fund (each a "Portfolio" and together the "Portfolios"), and

WHEREAS, HIMCO is willing to perform such services on behalf of the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. HIFSCO hereby employs HIMCO to provide investment management services with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and HIMCO hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. HIMCO shall evaluate and implement an investment program appropriate for each Portfolio which shall be amended and updated from time to time as financial and other economic conditions change as determined by HIFSCO and HIMCO.

3. HIMCO, in consultation with HIFSCO when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other
<PAGE>
non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. HIMCO will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include HIMCO's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to HIFSCO for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. HIMCO shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from HIFSCO, and subject further to such policies and instructions as the Board of Directors of HIFSCO may from time to time establish and deliver to HIMCO.

6. HIMCO will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, HIMCO shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors may issue from time to time, HIMCO may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if HIMCO determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or HIMCO's overall responsibilities with respect to the Portfolios and HIMCO's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. HIMCO will promptly communicate to the Board of Directors such information relating to portfolio transactions as they may reasonably request.

7. As compensation for the performance of the services by HIMCO hereunder, HIFSCO shall, as promptly as possible after the last day of each calendar

2

<PAGE>

year quarter, pay HIMCO the equivalent of all direct and indirect expenses incurred in the performance of its duties under this Agreement.

8. HIMCO shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as HIMCO shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect HIMCO against any liability to the Company or its shareholders by reason of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Agreement shall become effective on March 3, 1997, shall continue in effect for the same term as the Principal Advisory Contract and shall be submitted to the Company's Board of Directors for reapproval at the same time as the Principal Advisory Contract. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by HIFSCO on sixty days' prior written notice to HIMCO, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by HIMCO on sixty days' prior written notice to HIFSCO, but such termination will not be effective until HIFSCO shall have contracted with one or more persons to serve as a successor to HIMCO for the Portfolio (or HIMCO or an affiliate of HIMCO agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the investment management agreement between HIFSCO and the Company of even date herewith.

3

<PAGE>

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of HIMCO to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of HIMCO to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

11. It is the intention of the parties hereto that by this Agreement HIMCO shall provide HIFSCO with such investment management and advisory services as may be required by HIFSCO in managing and advising the Portfolios pursuant to the terms of the Principal Advisory Contract. No provision of this Agreement shall be construed or interpreted to grant HIMCO any right or authority not granted to HIFSCO under the Principal Advisory Contract, or to impose on HIMCO any duty or obligation not otherwise imposed on HIFSCO under the Principal Advisory Contract.

12. HIFSCO agrees that neither it nor any affiliate of HIFSCO will use HIMCO's name or refer to HIMCO or HIMCO's clients in marketing and promotional materials without prior notification to and authorization by HIMCO, such authorization not to be unreasonably withheld.

13. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

14. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio.

15. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of

<PAGE>

Connecticut which apply to contracts made and to be performed in the State of Connecticut.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the 3rd day of March, 1997.

HARTFORD INVESTMENT FINANCIAL SERVICES COMPANY

/s/ Joseph H. Gareau

By: Joseph H. Gareau
Title: Executive Vice President

THE HARTFORD INVESTMENT MANAGEMENT COMPANY

/s/ Andrew W. Kohnke

By: Andrew W. Kohnke
Title: Managing Director

<DOCUMENT>
<TYPE>EX-99.D.XVIII
<SEQUENCE>18
<FILENAME>b45788h1exv99wdwxviii.txt
<DESCRIPTION>AMEND. #2 TO INVEST. SERVICES AGRMT. W/ HARTFORD
<TEXT>
<PAGE>

EXHIBIT 99.d(xviii)

AMENDMENT NUMBER 2 TO
INVESTMENT SERVICES AGREEMENT

Pursuant to the Investment Services Agreement between Hartford Investment Financial Services, LLC (formerly known as Hartford Investment Financial Services Company) and Hartford Investment Management Company (formerly known as The Hartford Investment Management Company) dated as of March 3, 1997 (the "Agreement"), THE HARTFORD INCOME FUND, THE HARTFORD INFLATION PLUS FUND, THE HARTFORD SHORT DURATION FUND, THE HARTFORD TAX-FREE CALIFORNIA FUND and THE HARTFORD TAX-FREE NEW YORK FUND are hereby included in the Agreement as Portfolios. All provisions in the Agreement shall apply to the management of The Hartford Income Fund, The Hartford Inflation Plus Fund, The Hartford Short Duration Fund, The Hartford Tax-Free California Fund and The Hartford Tax-Free New York Fund.

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 31st day of October 2002.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By: /s/ David M. Znamierowski

David M. Znamierowski
Senior Vice President, Investments

HARTFORD INVESTMENT MANAGEMENT COMPANY

By: /s/ David M. Znamierowski

David M. Znamierowski
President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99.D(XLII)
<SEQUENCE>5
<FILENAME>b66644a1exv99wdxxliiy.txt
<DESCRIPTION>EX-99.D(XLII) AMENDMENT #10
<TEXT>
<PAGE>

AMENDMENT NUMBER 10 TO
INVESTMENT SERVICES AGREEMENT

Pursuant to the Investment Services Agreement between Hartford Investment Financial Services, LLC (formerly known as Hartford Investment Financial Services Company) and Hartford Investment Management Company (formerly known as The Hartford Investment Management Company) dated March 3, 1997, (the "Agreement"), THE HARTFORD BALANCED ALLOCATION FUND, THE HARTFORD CONSERVATIVE ALLOCATION FUND, THE HARTFORD EQUITY GROWTH ALLOCATION FUND, THE HARTFORD GROWTH ALLOCATION FUND, AND THE HARTFORD INCOME ALLOCATION FUND (the "Funds") are hereby included in the Agreements as Portfolios. All provisions in the Agreement shall apply to the management of the Funds.

This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 9 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed effective August 1, 2007.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By: /s/ John C. Walters

Name: John C. Walters
Title: President

HARTFORD INVESTMENT MANAGEMENT COMPANY

By: /s/ David M. Znamierowski

Name: David M. Znamierowski
Title: President

</TEXT>
</DOCUMENT>

EX-99.BD.(III) 5 a09-31922_1ex99dbddiii.htm EX-99.BD.(III)

Exhibit 99.Bd.(iii)

EXHIBIT D.(III)
INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement is made by and between Hartford Investment Financial Services, LLC, a Delaware limited liability company (the "Adviser") and Hartford Investment Management Company, a Delaware corporation (the "Sub-Adviser").

WHEREAS, the Adviser has entered into an agreement for the provision of investment management services to The Hartford Mutual Funds, Inc. (the "Company"), including each of its series listed on Schedule A hereto, as it may be amended from time to time, (each a "Portfolio" and together the "Portfolios"); and

WHEREAS, the Adviser wishes to engage the services of the Sub-Adviser as sub-adviser to the Portfolios listed in Schedule A, as it may be amended from time to time; and

WHEREAS, the Sub-Adviser is willing to provide investment advisory services to the Portfolios upon the terms and conditions and for the compensation hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the parties hereto agree as follows:

1. The Adviser hereby employs the Sub-Adviser to serve as sub-adviser with respect to the assets of the Portfolios and to perform the services hereinafter set forth subject to the terms and conditions of the investment objectives, policies and restrictions of each Portfolio, and the Sub-Adviser hereby accepts such employment and agrees during such period to assume the obligations herein set forth for the compensation herein provided.

2. The Sub-Adviser shall evaluate and implement an investment program appropriate for each Portfolio, which program shall be amended and updated from time to time as financial and other economic conditions change as determined by the Adviser and the Sub-Adviser.

3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolio's securities should be exercised.

4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at periodic meetings of the Company's Board of Directors and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include the Sub-Adviser's economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report. Copies of all such reports shall be furnished to the Adviser for examination and review within a reasonable time prior to the presentation of such reports to the Company's Board of Directors.

5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws, each as amended from time to time, and the Investment Company Act of 1940, as amended, other applicable laws, and to the investment objectives, policies and restrictions of each Portfolio as set forth in the Portfolios' prospectus and statement of additional information, or any investment guidelines or other instructions received in writing from the

Adviser, and subject further to such policies and instructions as the Board of Directors or the Adviser may from time to time establish and deliver to the Sub-Adviser.

In addition, the Sub-Adviser will cause the Portfolios to comply with the requirements of (a) Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code") regarding derivation of income from specified investment activities; and (b) Section 851(b)(3) of the Code regarding diversification of the Portfolios' assets.

6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Portfolios and place, in the name of each Portfolio or its nominees, all such orders. When placing such orders, the Sub-Adviser shall use its best efforts to obtain the best net security price available for each Portfolio. Subject to and in accordance with any directions that the Board of Directors or the Adviser may issue from time to time, the Sub-Adviser may also be authorized to effect individual securities transactions at commission rates in excess of the minimum commission rates available, if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage or research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Portfolios and the Sub-Adviser's other advisory clients. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Sub-Adviser will promptly communicate to the Board of Directors or the Adviser such information relating to portfolio transactions as they may reasonably request.

7. (a) As compensation for the performance of the services by the Sub-Adviser hereunder, the Adviser, as promptly as possible after the last day of each calendar year quarter, will pay the Sub-Adviser the equivalent of all direct and indirect expenses incurred in connection with the performance of its duties under this Agreement, as set forth in Schedule B attached hereto.

(b) The Sub-Adviser will not be entitled to receive any payment for the performance of its services hereunder from the Portfolios.

(c) The Sub-Adviser agrees to notify the Adviser of any change in the Sub-Adviser's personnel that are directly involved in the management of the Portfolios within a reasonable time following the occurrence of such change.

8. The Sub-Adviser shall not be liable for any loss or losses sustained by reason of any investment including the purchase, holding or sale of any security as long as the Sub-Adviser shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Sub-Adviser, and the Sub-Adviser shall indemnify the Adviser, for any and all loss, damage, judgment, fine or award paid in settlement and attorney's fees related to the Sub-Adviser's willful misfeasance, bad faith or negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9. (a) This Sub-Advisory Agreement shall become effective on October 1, 2009. This Agreement, unless sooner terminated in accordance with 9(b) below, shall continue in effect from year to year thereafter provided that its continuance is specifically approved at least annually (1) by a vote of the majority of the members of the Board of Directors of the Company or by a vote of a majority of the outstanding voting securities of each Portfolio, and (2) in either event, by the vote of a majority of the members of the Company's Board of Directors who are not parties to this

Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on this Agreement.

(b) This Agreement (1) may be terminated with respect to each Portfolio at any time without the payment of any penalty either by vote of the members of the Board of Directors of the Company or by a vote of a majority of any Portfolio's outstanding voting securities, or by the Adviser on written notice to the Sub-Adviser, (2) shall immediately terminate in the event of its assignment, (3) may be terminated by the Sub-Adviser on ninety days' prior written notice to the Adviser, but such termination will not be effective until the Adviser shall have contracted with one or more persons to serve as a successor sub-adviser for the Portfolio (or the Adviser or an affiliate of the Adviser agrees to manage the Portfolio) and such person(s) shall have assumed such position, and (4) will terminate automatically upon termination of the advisory agreement between the Adviser and the Company of even date herewith.

(c) As used in this Agreement, the terms "assignment," "interested parties" and "vote of a majority of the Company's outstanding voting securities" shall have the meanings set forth for such terms in the Investment Company Act of 1940, as amended.

(d) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party or parties at the current office address provided by each party.

10. The Adviser represents and warrants to the Sub-Adviser, on an on-going basis, that:

(a) Each Portfolio is a "Qualified Purchaser" within the meaning of Investment Company Act of 1940; and

(b) Each Portfolio is a "Qualified Eligible Person" as defined in the Commodity Futures Trading Commission ("CFTC") Rule 4.7, and is either a member of, or exempt from any requirement to become a member of, the National Futures Association, and will maintain and renew such membership or exemption during the term of this Agreement.

(c) The Adviser acknowledges that the Sub-Adviser has been authorized to invest in futures and other exchange traded derivatives for each Portfolio (other than The Hartford Money Market Fund and Hartford Money Market HLS Fund). In order to invest in such futures and exchange traded derivatives, the Sub-Adviser (which is registered with the CFTC as a Commodities Trading Adviser) intends to operate each Portfolio as an exempt account under CFTC Rule 4.7.

PURSUANT TO AN EXEMPTION FROM THE COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH ACCOUNTS OF QUALIFIED ELIGIBLE PERSONS, THIS AGREEMENT IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMODITY FUTURES TRADING COMMISSION. THE COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A TRADING PROGRAM OR UPON THE ADEQUACY OR ACCURACY OF COMMODITY TRADING ADVISOR DISCLOSURE. CONSEQUENTLY, THE COMMODITY FUTURES TRADING COMMISSION HAS NOT REVIEWED OR APPROVED THIS AGREEMENT.

11. Nothing in this Agreement shall limit or restrict the right of any partner, officer, or employee of the Sub-Adviser to engage in any business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Sub-Adviser to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

12. The Adviser agrees that neither it nor any affiliate of the Adviser will use the Sub-Adviser's name or refer to the Sub-Adviser or the Sub-Adviser's clients in marketing and promotional materials without prior notification to and authorization by the Sub-Adviser, such authorization not to be unreasonably withheld.

13. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

14. This Agreement, including the schedules hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

15. The amendment of this Agreement for the sole purpose of adding one or more Portfolios shall not be deemed an amendment affecting an already existing Portfolio and requiring the approval of shareholders of that Portfolio. The amendment of Schedule A and/or Schedule B to this Agreement for the sole purpose of (i) adding or deleting one or more Portfolios or (ii) making other non-material changes to the information included in the Schedule shall not be deemed an amendment of this Agreement.

16. To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Connecticut which apply to contracts made and to be performed in the State of Connecticut.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of October 1, 2009.

Hartford Investment Financial Services, LLC

By: /s/Robert M. Arena, Jr.
Name: Robert M. Arena, Jr.
Title: President

Hartford Investment Management Company

By: /s/James Scott Fox
Name: James Scott Fox
Title: Chief Operating Officer and Managing Director

Schedule A

List of Funds

THE HARTFORD MUTUAL FUNDS, INC.
ON BEHALF OF:

The Hartford Balanced Allocation Fund
The Hartford Conservative Allocation Fund
The Hartford Equity Growth Allocation Fund
The Hartford Floating Rate Fund
The Hartford Global Enhanced Dividend Fund
The Hartford Growth Allocation Fund
The Hartford High Yield Fund
The Hartford High Yield Municipal Bond Fund
The Hartford Income Fund
The Hartford Income Allocation Fund
The Hartford Inflation Plus Fund
The Hartford MidCap Growth Fund
The Hartford Money Market Fund
The Hartford Select MidCap Value Fund
The Hartford Short Duration Fund
The Hartford Small Company Fund
The Hartford Strategic Income Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2015 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2025 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Target Retirement 2035 Fund
The Hartford Target Retirement 2040 Fund
The Hartford Target Retirement 2045 Fund
The Hartford Target Retirement 2050 Fund
The Hartford Total Return Bond Fund

Schedule B

Sub-Adviser Compensation

Average Daily Net Assets	Annual Rate
All Assets	At Cost

EXHIBIT 16

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 8750 / November 8, 2006

SECURITIES EXCHANGE ACT OF 1934
Release No. 54720 / November 8, 2006

INVESTMENT ADVISERS ACT OF 1940
Release No. 2567 / November 8, 2006

INVESTMENT COMPANY ACT OF 1940
Release No. 27549 / November 8, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12476

In the Matter of

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC, HL INVESTMENT ADVISORS, LLC, AND HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.,

Respondents.

ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933, SECTION 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT of 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted against: (1) Hartford Investment Financial Services, LLC ("Hartford Investment") pursuant to Section 8A of the Securities Act of 1933 ("Securities Act"), Section 15(b) of the Securities Exchange Act of 1934 ("Exchange Act"), Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act"); (2) HL Investment Advisors, LLC ("HL Advisors") pursuant to Section 8A of the Securities Act, Sections 203(e) and 203(k) of the Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act; and (3) Hartford Securities Distribution Company, Inc. ("Hartford Distribution") pursuant to Section 8A of the Securities Act, Section 15(b) of the Exchange Act, Section 203(k) of the Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act.

II.

In anticipation of the institution of these proceedings, the Respondents have submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Section 15(b) of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds[1] that:

Respondents

1. **Hartford Investment Financial Services, LLC** is a Delaware limited liability company located in Simsbury, Connecticut. It has been registered as both an investment adviser and broker-dealer with the Commission since 1997. Hartford Investment is the investment adviser, distributor and underwriter for the 51 Hartford retail mutual funds; 44 of which are series of the Hartford Mutual Funds, Inc. and 7 of which are series of The Hartford Mutual Funds II, Inc. (collectively the "Retail Funds"). Hartford Investment is responsible for managing the investment activities of the Retail Funds either directly or through subadvisers it selects. As of June 30, 2005, Hartford Investment managed approximately $26.7 billion in assets.

2. **HL Investment Advisors, LLC** is a Connecticut limited liability company located in Simsbury, Connecticut. It has been registered as an investment adviser with the Commission since 1986. HL Advisors is the investment adviser for the 36 funds supporting Hartford's variable and fixed annuity products; 26 of which are series of the Hartford HLS Series Funds, Inc. and 10 of which are series of the Hartford HLS Series Funds II, Inc. (collectively the "HLS Funds"). These two series funds constitute the only investment options underlying the variable annuities

[1] The findings herein are made pursuant to Respondents' Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

and variable insurance products. HL Advisors is responsible for managing the investment activities of the Hartford HLS Funds either directly or through subadvisers it selects. As of June 30, 2005, HL Advisors managed approximately $58.8 billion in assets.

3. **Hartford Securities Distribution Company, Inc.** is a Connecticut corporation located in Simsbury, Connecticut. Hartford Distribution has been registered as a broker-dealer with the Commission since 1995. Hartford Distribution is the distributor and underwriter for the HLS Funds and group and registered annuity products. Prior to November 1, 1998, Hartford Distribution also served as the distributor and underwriter for the Retail Funds, after which Hartford Investment replaced Hartford Distribution in that role.

Other Relevant Entity

4. **Hartford Life, Inc. ("Hartford Life")** is a Delaware corporation located in Simsbury, Connecticut and is the parent company to Hartford Investment, HL Advisors, and Hartford Distribution, among others. The Respondents are operated by many of the same officers and employees. They also share finance, legal and administrative functions. As a result, each Respondent knew of the role the others played with respect to shelf space and directed brokerage. Hartford Financial Services Group, Inc. ("Hartford") is the parent company to Hartford Life. Hartford is one of the nation's largest financial services and insurance companies, with 2004 revenues of $22.7 billion. As of September 30, 2005, Hartford had total assets of $280.5 billion. The financial information of Hartford Investment, HL Advisors, and Hartford Distribution is incorporated in the consolidated financial statements of Hartford Life, which, in turn, is incorporated in the consolidated financial statements of Hartford.

Overview

5. Between 2000 and 2003, Hartford offered and sold more than 20 million shares of the Retail Funds and 44 million shares of the HLS Funds.

6. From at least January 2000 through December 2003, Hartford Investment and HL Advisors, with Hartford Distribution's knowledge, made material misrepresentations and omitted to state material facts to the Retail and HLS Funds' (collectively the "Funds") shareholders and Boards of Directors relating to their use of $51 million of Fund assets in the form of directed brokerage commissions to satisfy financial obligations to certain broker-dealers for the marketing and distribution of the Retail and HLS Funds.

Hartford Investment and Hartford Distribution Entered into Financial Arrangements with Broker-Dealers for Shelf Space

7. From at least January 2000 through December 2003, Hartford Investment and Hartford Distribution, with the knowledge and approval of HL Advisors, negotiated and entered into revenue sharing agreements with 73 broker-dealers as a *quid pro quo* for special marketing and distribution benefits for the Retail Funds and the HLS Funds, respectively.

8. Specifically, Hartford Investment and Hartford Distribution typically agreed to remunerate broker-dealers for the special marketing and distribution benefits based on either a specific percentage of gross sales of the Retail and HLS Funds or the value of Hartford Fund shares held by the broker-dealers' customers for more than one year ("aged assets"), or, in some cases, both.

9. The special marketing and distribution benefits that Hartford Investment, HL Advisors and Hartford Distribution received were referred to as "shelf space" and included: inclusion of the Funds on the broker-dealers' "preferred list" of mutual funds; participation in the broker-dealers' national and regional conferences which were held to educate and train registered representatives regarding the Retail and HLS Funds; access to the broker-dealers' sales force; links to Hartford's website from the broker-dealers' websites; and articles in the broker-dealers' publications highlighting new products and services.

10. The purpose behind these special marketing and distribution benefits was to incentivize broker-dealers to increase sales of the Retail and HLS Funds. Fund families that did not enter into shelf space arrangements typically did not receive these benefits. As the Funds' advisers, Hartford Investment and HL Advisors benefited from these special benefits because an increase in sales of Funds resulted in an increase in the investment management fee Hartford Investment and HL Advisors received. Likewise, as the Funds' distributors and underwriters, Hartford Investment and Hartford Distribution benefited because as sales of the Retail and HLS Funds increased, so did the amount of sales charges they received.

Hartford Investment and HL Advisors Represented in the Retail and HLS Funds' Public Filings That the Shelf Space Arrangements Were Not Paid For By Shareholders

11. The Retail and HLS Funds provided prospectuses and statements of additional information ("SAI") to Fund shareholders. Hartford Investment and HL Advisors prepared and distributed the Retail and HLS Funds' prospectuses and SAIs, and thus were responsible for ensuring that they were accurate.

12. Hartford Investment and HL Advisors made some disclosure of shelf space payments, but misrepresented that the shelf space was not paid for by shareholders. Specifically, Hartford Investment disclosed in its Retail Funds prospectuses that:

> ADDITIONAL COMPENSATION TO BROKERS: In addition to the commissions described above, the distributor pays additional compensation to dealers based on a number of factors described in the fund's statement of additional information. **This additional compensation is not paid by you.** [emphasis added]

13. Similarly, both the Retail and HLS Funds' SAI misrepresented that shareholders do not pay for shelf space. Specifically, the SAIs represented that Hartford Investment, Hartford Distribution and their affiliates pay, "out of their own assets," compensation to brokers-dealers for shelf space.

14. Contrary to those representations, Hartford Investment and Hartford Distribution often used the brokerage commissions generated by the Retail and HLS Funds portfolio transactions, which are assets of the Funds and their shareholders, to meet their financial obligations under the shelf space arrangements.

Hartford Investment and HL Advisors Used Directed Brokerage Commissions to Satisfy Hartford Investment and Hartford Distribution's Obligations Under the Shelf Space Arrangements

15. As part of their normal operations, the Retail and HLS Funds bought and sold securities through broker-dealers. Hartford Investment and HL Advisors retained an unaffiliated subadviser to, among other things, select broker-dealers to execute these transactions. Hartford Investment and HL Advisors, as the investment advisers for the Retail Funds and HLS Funds, respectively, paid commissions out of the Funds' assets to those broker-dealers for the portfolio transactions that they executed. As such, the assets used to pay these directed brokerage commissions were assets of the Funds.

16. Hartford Investment and HL Advisors used directed brokerage to meet Hartford Investment and Hartford Distribution's obligations under the shelf space arrangements. Had these obligations been satisfied with cash payments, those cash payments would have come from Hartford Life and its affiliates' assets. In order to reduce Hartford Life and its affiliates' expenses, officers of Hartford Investment and Hartford Distribution instructed their staff that it was their preference to satisfy the financial obligations under the shelf space arrangements by directing brokerage commissions to broker-dealers rather than paying in cash. In fact, between January 2000 and December 2003, Hartford Investment and Hartford Distribution successfully negotiated with at least 61 of the 73 broker-dealers with which they had shelf space arrangements the right to satisfy at least a portion of their financial obligations by directing a certain amount of portfolio transactions to those broker-dealers.

17. Hartford Investment and Hartford Distribution frequently calculated the amount of brokerage commissions to direct to a broker-dealer by projecting the sales of that particular broker-dealer for the next year and then multiplying an agreed upon percentage. The resulting dollar amount represented the amount of brokerage that Hartford Investment or HL Advisors would be required to direct to that broker-dealer to satisfy Hartford Investment and Hartford Distribution's financial obligations under the shelf space arrangements.

18. When Hartford Investment and HL Advisors used directed brokerage instead of cash to meet Hartford Investment and Hartford Distribution's obligations under the shelf space arrangements, they were often required to "gross up," or direct additional brokerage commissions to the broker-dealer above the agreed-upon cash amount, to cover the transaction costs associated with executing the fund portfolio transactions. Thus, Hartford Investment and HL Advisors had to direct an average of 1.3 times the amount of brokerage commissions that it would have paid in cash to satisfy an equivalent amount of their obligation under their shelf space arrangements.

19. Hartford Investment and Hartford Distribution treated the shelf space arrangements as payment obligations. They continually tracked the amount of brokerage commissions directed to broker-dealers so that they knew whether they were satisfying the terms of the shelf space arrangements. Hartford Investment and Hartford Distribution also received requests for payment from some of the broker-dealers that reflected the amount of directed brokerage that was due under the shelf space arrangements.

20. In addition, on several occasions Hartford Investment and HL Advisors adjusted the total amount of brokerage commissions that they directed to broker-dealers when sales of the Retail and HLS Funds by the broker-dealers were higher than projected and the amount previously directed would not satisfy Hartford Investment and Hartford Distribution's financial obligations under their shelf space arrangements.

21. Between January 2000 and December 2003, Hartford Investment and HL Advisors instructed the Retail and HLS Funds' subadviser to direct brokerage commissions totaling $51 million to broker-dealers to satisfy Hartford Investment and Hartford Distribution's *quid pro quo* shelf space obligations.

Hartford Investment and HL Advisors Omitted to State Material Facts to the Retail and HLS Funds' Shareholders Regarding the Use of Directed Brokerage

22. Hartford Investment and HL Advisors also omitted to state additional material facts to shareholders regarding the use of directed brokerage. Specifically, the Retail Funds' SAI and the HLS Funds' prospectus stated that they may direct brokerage commissions to broker-dealers who also sold shares of the Retail and HLS Funds. These representations were misleading.

23. Hartford Investment and HL Advisors did not merely direct fund portfolio transactions to broker-dealers in recognition of Fund shares sold by them. In fact, each year Hartford Investment and Hartford Distribution calculated their financial obligations to certain broker-dealers under the negotiated shelf space arrangements that Hartford Investment and Hartford Distribution had with these broker-dealers and directed the Funds' brokerage commissions to meet their obligations under those arrangements.

Hartford Investment and HL Advisors Did Not Follow Their Own Guidelines for Use of Directed Brokerage

24. During the relevant period, Hartford Investment, HL Advisors and Hartford Distribution had written guidelines relating to the direction of brokerage commissions to broker-dealers. They violated these guidelines by directing the Retail and HLS Funds' brokerage commissions to meet their financial obligations under the shelf space arrangements.

25. Under these guidelines, Hartford Investment, HL Advisors and Hartford Distribution were prohibited, among other things, from directing brokerage to broker-dealers in recognition of marketing or referral arrangements that would benefit them; directing a specific

percentage of brokerage commissions based on the broker-dealer's future sale or promised future sale of shares of the Funds; and directing brokerage to a broker-dealer in exchange for placement of the Funds on a preferred list. However, with respect to the shelf space arrangements discussed above, Hartford Investment, HL Advisors and Hartford Distribution in fact benefited from the increased sales in the form of increased management fees and/or sales charges; they routinely agreed to direct brokerage to a broker-dealer based on anticipated future sales of the Funds; and Hartford Investment and Hartford Distribution specifically negotiated shelf space arrangements in order for the Funds to be placed on broker-dealers' preferred lists and, in many cases, were included on a preferred list.

Hartford Investment, HL Advisors and Hartford Distribution Failed to Disclose the Use of Fund Assets to the Retail and HLS Funds' Boards

26. Despite their duty to do so, Hartford Investment and HL Advisors failed to disclose to the Retail and HLS Funds' Boards of Directors ("Boards") that Hartford Investment and Hartford Distribution had entered into shelf space arrangements and that they were meeting their financial obligations under those arrangements by directing brokerage commissions to broker-dealers which, in turn, gave rise to a conflict of interest.

27. Hartford Investment and HL Advisors, as fiduciaries, owed a duty to the Boards to tell them about the existence and details of the shelf space arrangements. However, Hartford Investment and HL Advisors failed to communicate to the Boards that Hartford Investment and Hartford Distribution negotiated with at least 61 broker-dealers from 2000 to 2003 to pay a specific percentage of gross sales and/or aged assets for special marketing and distribution services.

28. Likewise, Hartford Investment and HL Advisors failed to inform the Boards that Hartford Investment and Hartford Distribution negotiated the right to satisfy their financial obligations under the shelf space arrangements with directed brokerage paid with Fund assets rather than cash out of Hartford Life and its affiliates' assets.

29. During the relevant period, Hartford Distribution was required, pursuant to the Principal Underwriting Agreement that it executed with the Funds, to inform the Boards that it negotiated shelf space arrangements with broker-dealers and that under those arrangements it could satisfy its financial obligation with directed brokerage commissions paid from Fund assets instead of cash from Hartford's assets, yet failed to do so. Moreover, Hartford Distribution knew that neither Hartford Investment nor HL Advisors informed the Boards of that practice.

30. As a result, the Boards were not aware of and did not authorize Hartford Investment and Hartford Distribution's use of directed brokerage to satisfy their financial obligations under their shelf space arrangements. Furthermore, Hartford Investment and HL Advisors deprived the Boards of the opportunity to exercise their independent judgment to decide how to use fund assets in accordance with the best interests of the Retail and HLS Funds' shareholders.

Violations

31. Sections 17(a)(2) and 17(a)(3) of the Securities Act generally prohibit any person, in the offer or sale of securities, from making any untrue statement of a material fact, or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or engaging in any transaction, practice or course of business which operates or would operate as a fraud or deceit upon the purchaser.

32. Section 206(2) of the Advisers Act prohibits an investment adviser from engaging in any transaction, practice or course of business which operates as a fraud or deceit upon any client or prospective client.

33. Section 34(b) of the Investment Company Act prohibits any person from making any untrue statement of a material fact, or omitting to state any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading, in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act.

34. As a result of the conduct described above,

a. Hartford Investment and HL Advisors willfully[2] violated Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 206(2) of the Advisers Act and Section 34(b) of the Investment Company Act.

b. Hartford Distribution caused and willfully aided and abetted Hartford Investment and HL Advisors' violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act and Section 206(2) the Advisers Act.

Undertakings

35. The Respondents have voluntarily undertaken the following:

a. The Respondents formed a Disclosure Review Committee designed to ensure that prospectus and SAI disclosures for investment products are accurate, appropriate, timely and, where appropriate, consistent. The Committee includes senior business leaders, compliance officers and attorneys.

b. The Respondents have appointed a senior level employee to implement the following written policies and procedures:

[2] "Willfully" as used in this Order means intentionally committing the act which constitutes the violation, Cf. Wonsover v. SEC, 205 F.3d 408, 414 (D.C. Cir. 2000); Tager v. SEC, 344 F.2d 5, 8 (2d Cir. 1965).

i. all revenue sharing arrangements relating to the sale of fund shares must be in writing and in a form approved by the chief legal officer of Hartford Life or his delegate.

ii. all revenue sharing arrangements relating to the sale of variable annuities offering investment in Hartford Separate Accounts that invest in the Hartford HLS Funds must be in writing and in a form approved by Hartford Life's chief legal officer or his delegate.

36. The Respondents agree to undertake the following:

a. Within 90 days of the entry of thc Order, the Respondents shall appoint a senior level employee who shall be responsible for the following:

i. oversight over compliance matters related to: preventing and detecting conflicts of interests related to the Investment Products Division's lines of businesses; breaches of fiduciary duty by the Respondents; violations of the federal securities laws by the Respondents; and the creation and maintenance of policies, procedures and/or guidelines relating to the compliance matters listed in this paragraph.

ii. procedures designed to ensure that when the Respondents, or any subadviser retained by the Respondents, place trades with a broker-dealer that also sells Retail and HLS Funds shares, the person responsible for selecting such broker-dealer is not informed by Respondents of, and does not take into account, the broker-dealer's promotion or sale of Retail and HLS Funds shares.

b. The Respondents will annually submit, for review and approval by the Retail and HLS Funds' Boards, any changes in the disclosures that the Funds will include in the Funds' prospectuses and SAIs about payments made by Respondents, or any of their affiliates, to broker-dealers or other intermediaries relating to the sale of the Retail and HLS Funds shares in addition to dealer concessions, shareholder servicing payments, and payments for services that the Respondents, or any of their affiliates, otherwise would provide, such as sub-accounting. The disclosures shall state whether such payments are intended to compensate broker-dealers for various services, including, without limitation, placement on the broker-dealers' preferred or recommended fund list, education of personnel, marketing support and other specified services.

c. The Respondents will make annual presentations to the Compliance Committee for the Retail and HLS Funds' Boards which shall include an overview of its revenue sharing arrangements and policies, any material changes to such policies, the number and types of such arrangements, the types of services received, the identity of participating broker-dealers and the total dollar amounts paid.

d. Within 90 days of the entry of the Order, the Respondents shall establish an Internal Compliance Controls Committee to be chaired by the Vice President, Securities Compliance of Hartford Life, which Committee shall have as its members senior business leaders from the Investment Products Division, at least one member of Hartford Life's legal department and at least one member of the Disclosure Review Committee.

e. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the outside independent counsel of the Retail and HLS Funds' Boards, to the extent that such meetings relate to the Retail and HLS Funds.

f. The Internal Compliance Controls Committee shall review compliance issues relating to the Investment Products Division's lines of businesses, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters relevant to the Retail and HLS Funds to the Retail and HLS Funds' Boards with such frequency as they may reasonably instruct, and in any event at least quarterly. The Internal Compliance Controls Committee shall also provide reports on internal compliance matters relevant to all other products within the Investment Products Division to Hartford Life's Board with such frequency as it may reasonably instruct, and in any event at least quarterly.

g. The Internal Compliance Controls Committee shall review at least annually the Investment Products Division's policies and procedures established to address compliance issues under the Investment Advisers Act, Investment Company Act and any other applicable federal securities laws and that any violations are reported to the Internal Compliance Controls Committee and shall document that review.

h. The Internal Compliance Controls Committee shall promptly report to Hartford Life's Board or the Retail or HLS Funds' Boards, whichever is appropriate, any breach of fiduciary duty owed to Hartford Life's Board and/or violations of the federal securities laws of which the Internal Compliance Controls Committee becomes aware in the course of carrying out its duties.

i. All employees of the Investment Products Division of Hartford Life shall be required to receive annual compliance training relating to business ethics and disclosure obligations jointly planned by the Internal Compliance Controls Committee and Hartford Life's legal department.

j. One year from the entry of this Order, the Respondents shall submit an affidavit to the Commission staff attesting to their compliance with the undertakings described in the Order.

37. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, and for the protection of investors to impose the sanctions specified in the Offer submitted by Hartford Investment, HL Advisors and Hartford Distribution.

Accordingly, pursuant to Section 8A of the Securities Act, Section 15(b) of the Exchange Act, Sections 203(e) and 203(k) of the Advisers Act, and Sections 9(b) and 9(f) of the Investment Company Act, it is hereby ORDERED that:

A. Hartford Investment, HL Advisors and Hartford Distribution are censured.

B. Respondent Hartford Investment cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 206(2) of the Advisers Act and Section 34(b) of the Investment Company Act.

C. Respondent HL Advisors cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 206(2) of the Advisers Act and Section 34(b) of the Investment Company Act.

D. Respondent Hartford Distribution cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) and 17(a)(3) of the Securities Act and cease and desist from causing any violations and any future violations of Section 206(2) of the Advisers Act.

E. The Respondents shall, within 30 days of the entry of this Order, pay disgorgement in the amount of $40 million and civil money penalties in the amount of $15 million, for which they shall be jointly and severally liable. The Respondents shall pay the entire $55 million to the affected Hartford Funds in the amounts described in Section IV.G.

F. There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in Paragraph IV.E. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, after offset or reduction in any Related Investor Action based on Respondents' payment of disgorgement in this action, argue that they are entitled to, nor shall they further benefit by offset or reduction of any part of Respondents' payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondents agree that they shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondents by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

G. The Respondents shall distribute the following amounts to the affected Hartford Funds listed below:

FUND:	DISTRIBUTABLE AMOUNT:
Hartford Advisers Fund	$1,265,000
Hartford Capital Appreciation Fund	$5,181,000
Hartford Disciplined Equity Fund	$291,500
Hartford Dividend and Growth Fund	$1,017,500
Hartford Focus Fund	$192,500
Hartford Global Financial Services Fund	$5,500
Hartford Global Communications Fund	$5,500
Hartford Global Health Fund	$104,500
Hartford Global Leaders Fund	$1,914,000
Hartford Global Technology Fund	$22,000
Hartford Growth Fund	$154,000
Hartford Growth Opportunities Fund	$412,500
Hartford International Capital Appreciation Fund	$5,500
Hartford International Opportunities Fund	$27,500
Hartford MidCap Value Fund	$55,000
Hartford MidCap Fund	$2,458,500
Hartford Small Company Fund	$671,000
Hartford SmallCap Growth Fund	$38,500
Hartford Stock Fund	$1,567,500
Hartford Value Opportunities Fund	$16,500
Hartford Value Fund	$11,000
Hartford Advisers HLS Fund	$6,803,500
Hartford Capital Appreciation HLS Fund	$11,566,500
Hartford Disciplined Equity HLS Fund	$500,500
Hartford Dividend and Growth HLS Fund	$3,855,500

Hartford Focus HLS Fund	$110,000
Hartford Global Communications HLS Fund	$11,000
Hartford Global Financial Services HLS Fund	$5,500
Hartford Global Health HLS Fund	$115,500
Hartford Global Leaders HLS Fund	$3,344,000
Hartford Global Technology HLS Fund	$88,000
Hartford Global Advisers HLS Fund	$572,000
Hartford Growth HLS Fund	$33,000
Hartford Growth Opportunities HLS Fund	$841,500
Hartford International Capital Appreciation HLS Fund	$11,000
Hartford International Opportunities HLS Fund	$313,500
Hartford International Small Company HLS Fund	$11,000
Hartford MidCap Value HLS Fund	$159,500
Hartford MidCap HLS Fund	$3,817,000
Hartford Small Company HLS Fund	$1,650,000
Hartford SmallCap Growth HLS Fund	$121,000
Hartford Stock HLS Fund	$5,560,500
Hartford Value Opportunities HLS Fund	$60,500
Hartford Value HLS Fund	$33,000
TOTAL:	**$55,000,000**

H. Respondents shall maintain the undertakings enumerated in paragraphs 35(a)-(b).

I. Respondents shall comply with the undertakings enumerated in paragraphs 36(a)-(j).

By the Commission.

Nancy M. Morris
Secretary

EXHIBIT 17

Mutual Fund Advisory Fees: The Cost of Conflicts of Interest

John P. Freeman[*] & Stewart L. Brown[**]

[*] Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970, University of Notre Dame; LL.M. 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.
[**] Professor of Finance, Florida State University. B.S.B.A., 1970; M.B.A. 1971; Ph.D. 1974, University of Florida; CFA.

I. INTRODUCTION

In the early 1970s, America's mutual fund industry was suffering net redemptions, meaning it was contracting in size.[1] Fund marketing efforts were in disarray, thus prompting the Securities and Exchange Commission (SEC) to embark on a special study analyzing the problems then plaguing the industry. From that starting point, the SEC moved to loosen restrictions on fund marketing in order to foster a "more competitive environment."[2]

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1. Between February 1972 and July 1974, Investment Company Institute-member (ICI) funds suffered net redemptions in twenty-six out of thirty months. DIVISION OF INVESTMENT MANAGEMENT, SEC, MUTUAL FUND DISTRIBUTION AND SECTION 22(d) OF THE INVESTMENT COMPANY ACT OF 1940 19 (1974).

2. *See id.* at 10-11, 84-135. The SEC's Division of Investment Management Regulation conducted hearings into the state of mutual fund marketing. In its report on mutual fund distribution, the Division observed:

> The hearings confirmed that the mutual fund industry is faced with a disrupted marketing system. Record sales of earlier years have given way to net redemptions; competing products have made substantial inroads; fund managers have diversified into other fields; and the fund industry, which in many cases has operated at a distribution deficit, has allowed its relationship with small broker-dealers to deteriorate, while it has become increasingly dependent for sales upon large broker-dealers to whom mutual fund shares are a relatively unimportant source of income.

Id. at 9. The report further noted: "[T]he industry is not prospering with the marketing strategy which was so successful in past years. Hence, changes in the pattern of fund distribution seem inevitable. . . ." *Id.* at 43.

The SEC's analysis was on target. A major factor contributing to the industry's subsequent resurgence was the flood of money into the industry's money market funds as investors chased high yields during the mid-to-late 1970s and into the 1980s. *See* Lisa McCue, *Is Deposit Insurance Necessary*, AM. BANKER, Apr. 15, 1982, at 14 (discussing the success of money market mutual funds). The 1974 SEC staff report observed that cash management funds were a "relatively new phenomenon," accounting "for a significant portion of industry sales and a growing portion of industry assets," and that, "[b]ut for the rapid growth of these funds, the industry as a whole would be in a net redemption position." DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at 129 n.1. By 1979, the money market funds alone accounted for $45.2 billion in assets. Terry R. Glenn et al., *Distribution in Mid-Decade: Coping with Success and Other Problems*, *in* INVESTMENT COMPANIES 1986, at 73, 77 (PLI Corp. Law Practice Course, Handbook Series No. B4-6746m 1986). By 1980, the figure was $76 billion, easily surpassing the $58 billion held in equity, bond, and income funds. WILLIAM J. BAUMOL ET AL., THE ECONOMICS OF MUTUAL FUND MARKETS: COMPETITION VERSUS REGULATION 34 (1990).

A second, huge change in fund distribution resulted from the SEC's 1980 promulgation of rule 12b-1, which enabled funds to pass on distribution costs directly to fund shareholders. 17 C.F.R. § 270.12b-1 (1999). Since rule 12b-1's adoption, over 7000 mutual funds have adopted rule 12b-1 plans. Joel H. Goldberg & Gregory N. Bressler, *Revisiting Rule 12b-1 Under the Investment Company Act*, 31 SEC. & COMMODITIES REG. REV. 147 (1998). Rule 12b-1 fees provide a means by which pricing and distribution could be reordered through the imposition of conditional deferred sales loads. Though its rulemaking enabled this change, the SEC never saw the transformation coming. *See* Glenn et al., *supra* at 84. ("[T]he major result of Rule 12b-1, the development of the widespread appearance of contingent deferred sales charges beginning in 1981, was clearly unanticipated by the Commission when it adopted Rule 12b-1.").

By mid-1973, as the SEC's distribution study neared completion, the industry's total assets stood at less than $55 billion,[3] with those assets held by fewer than 800 funds.[4] Today's industry boasts more than 10,000 funds,[5] with assets exceeding $7 trillion,[6] an average annual asset growth rate since 1974 exceeding twenty percent.[7] Over that same time span, fund sponsors have prospered greatly. In 1998, assets held by Merrill Lynch's own family of funds exceeded the fund industry's total net assets twenty-five years earlier.[8] In early 1999, fund sponsors' annual revenue was estimated at $55 billion,[9] equaling the industry's total assets twenty-five years earlier. A consequence of this staggering growth is that fund sponsors, the SEC, fund investors, and the courts must now confront a new wave of challenges. Despite its phenomenal marketing success, the fund industry now finds aspects of its conduct under attack from various quarters.

The popular press is focusing attention on the industry's fee structure and the perceived inadequacy of mutual fund governance.[10] Scholarly articles published by

3. BAUMOL ET AL., *supra* note 2, at 19 n.1.

4. *Id.* at 17.

5. *Weiss Ratings Now Available Online*, BUS. WIRE, Jan. 8, 2001, LEXIS, Curnws File (reporting risk-adjusted performance ratings for more than 10,000 mutual funds). The SEC staff has reported that stock and bond funds alone numbered more than 8900 at the end of 1999. DIVISION OF INVESTMENT MANAGEMENT, SEC, REPORT ON MUTUAL FUND FEES AND EXPENSES (Dec. 2000), *at* http://www.sec.gov/studies/feestudy.htm [hereinafter REPORT ON MUTUAL FUND FEES].

6. *Investment Company Institute Reports Trends in Mutual Fund Investing: April 2000*, PR NEWSWIRE, May 31, 2000, LEXIS, Curnws File. As of year-end 2000, gross assets remained around $7 trillion. Aaron Lucchetti, *After Stock Funds' Poor Year, Time for the Damage Report*, WALL ST. J., Jan. 12, 2001, at C1.

7. A quarter century ago, additions to American families' net cash savings were $180 billion, with the fund industry claiming $1 billion of that amount. By 1998, net cash inflows into mutual funds amounted to $401 billion, accounting for nearly all of the $406 billion addition to American families' savings for the year. John C. Bogle, Economics 101 for Mutual Fund Investors . . . for Mutual Fund Managers, Speech Before the Economic Club of Arizona (Apr. 20, 1999), *at* http://www.vanguard.com/educ/lib/bogle/econ.html [hereinafter Bogle, *Economics 101*].

8. MERRILL LYNCH & CO., 10-K, 4 (1998) (reporting 1998 mutual fund sales of $55.5 billion, of which approximately $22.5 billion were funds advised by Merrill Lynch affiliates).

9. John C. Bogle, Investment Management: Business or Profession, Address at the New York University Center for Law and Business (Mar. 10, 1999), *at* http://www.vanguard.com/educ/lib/bogle/ investmanage.html; *see also* John Waggoner & Sandra Block, *High Fund Performance at Low Cost*, USA TODAY, Mar. 26, 1999, at 3B (quoting John Bogle). Bogle estimated that out of the total gross revenue for fund sponsors, less than 10%, "[m]aybe $5 billion" actually goes to paying for management of the funds. *Id.*

10. *See, e.g.*, Tracey Longo, *Days of Reckoning: Congress is Finally Starting to Look Into Why Mutual Fund Fees Keep Rising*, FIN. PLAN., Nov. 1, 1998, at 1 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Robert Barker, *High Fund Fees Have Got to Go*, BUS. WK., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Robert Barker, *Fund Fees Are Rising. Who's to Blame?*, BUS. WK., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Thomas Easton, *The Fund Industry's Dirty Secret: Big is Not Beautiful*, FORBES, Aug. 24, 1998, at 116, 117 ("The dirty secret of the business is that the more money you manage, the more profit you make—but the less able you are to serve your shareholders. . . . In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, *Some Say More Could be Done to Clarify Fees*, WALL ST. J., May 20, 1998, at C1 ("[I]s the industry rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Linda Stern, *Watch Those Fees*, NEWSWEEK, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes

finance academics have ridiculed board-approved 12b-1fees[11] paid by fund shareholders.[12] Law review commentators offer uncomplimentary evaluations of those who control fund management and policies.[13] The SEC has weighed in, questioning "whether changes are needed in the current system."[14] Another federal agency, the

works backward, and heightened competition can mean higher prices."); Steven T. Goldberg, *Where Are Fund Directors When We Need Them?*, KIPLINGER'S PERS. FIN. MAG., Apr. 1997, at 111 ("It isn't hard to find examples of fund directors who are tolerant of high fees, bad performance or both."); Jeffrey M. Laderman, *Are Fund Managers Carving Themselves Too Fat a Slice?*, BUS. WK., Mar. 23, 1992, at 78 (discussing the fact that mutual fund advisory "fees are not coming down as they are in the pension-fund business. 'Perhaps that's because pension-plan sponsors pay attention to fees,' notes Charles Trzcinka, a finance professor at the State University of New York at Buffalo."); Ruth Simon, *How Funds Get Rich at Your Expense*, MONEY, Feb. 1995, at 130 (explaining that fund shareholders "pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up."); Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73 ("[I]magine customers cheerfully swallowing price hikes each year—even though competing products keep flooding the market. Sound ridiculous? That's how the mutual-fund business works."); Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126 (noting allegations that the amount of assets under management in the Fidelity fund complex jumped from $36 billion to $373 billion from 1985 to 1995 without economies of size being shared with investors; management fees were increased from 1.085% of assets under management to 1.146% of assets, yielding the management company an extra $288 million in revenue); Maggie Topkis, *Getting Wise to Mutual Fund Fees*, FORTUNE, Dec. 23, 1996, at 191 ("Put bluntly, in all but a few cases, fees are the keys to future returns."); Edward Wyatt, *Empty Suits in the Boardroom*, N.Y. TIMES, June 7, 1998, § 3, at 1 ("Rarely, if ever, since the current system of mutual fund oversight was laid out in the Investment Company Act of 1940 have fund directors been under fire on so many fronts at once."); *Industry Doing a Poor Job of Explaining Charges*, USA TODAY, July 8, 1998, at 14A (complaining that "fees are going up" and that they "have become so complicated you need a financial advisor just to wade through them").

11. *See* 17 C.F.R. § 270.12b-1 (1999) (setting forth rules by which a registered open-end management investment company may pay expenses associated with the sale of its shares).

12. *See, e.g.*, Antonio Apap & John M. Griffith, *The Impact of Expenses on Mutual Fund Performance*, 11 J. FIN. PLAN. 76 (1998) (stating that for funds with investment objectives of long-term growth, growth and current income, and equity income, 12b-1 fees do not add to funds' performance); Stephen P. Ferris & Don M. Chance, *The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note*, 42 J. FIN. 1077, 1082 (1987) (describing 12b-1 fees as "a dead-weight cost"); Robert W. McLeod & D.K. Malhotra, *A Re-examination of the Effect of 12b-1 Plans on Mutual Fund Expense Ratios*, J. FIN. RES. 231, 239 (1994) (stating that 12b-1 fees are "a dead weight cost" to shareholders that has been increasing over time). For criticism in fund industry literature see, Amy C. Arnott, *The Rising Tide*, MORNINGSTAR MUTUAL FUNDS, Oct. 11, 1996, at S1-S2; Michael Mulvihill, *A Question of Trust*, MORNINGSTAR MUTUAL FUNDS, Aug. 30, 1996, at 51-52.

The General Accounting Office Report noted that academics have voiced the following concerns about fee levels in the fund industry: "whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees," GENERAL ACCOUNTING OFFICE, MUTUAL FUND FEES ADDITIONAL DISCLOSURE COULD ENCOURAGE PRICE COMPETITION 4 (2000) [hereinafter "GAO REPORT"]; "that the information currently provided does not sufficiently make investors aware of the level of fees they pay," *id.* at 7; "the directors' activities may be keeping fees at higher levels because of [a] focus on maintaining fees within the range of other funds," *id.* at 8; "some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising," *id.* at 47; "funds do not compete primarily on the basis of their operating expense fees," *id.* at 62; "academic researchers [and others] saw problems with the fee disclosures [made by mutual funds]," GAO REPORT, *supra*, at 76.

13. *See, e.g.*, Samuel S. King, Note, *Mutual Funds: Solving the Shortcomings of the Independent Director Response to Advisory Self-dealing Through Use of the Undue Influence Standard*, 98 COLUM. L. REV. 474 (1998) (discussing various approaches to dealing with conflicts of interests of mutual fund investment advisors).

14. *See* Wyatt, *supra* note 10, at 1 (discussing the SEC's examination of mutual fund governance). Most recently, in January 2001, the SEC amended various exemptive rules in an effort to "enhance director independence and effectiveness." Role of Independent Directors of Investment Companies, Investment

General Accounting Office, recently issued a detailed report finding that mutual funds generally do not attempt to compete on the basis of costs (*i.e.*, price competition is muted).[15] If the SEC's aim a quarter-century ago truly was to spur innovations to "set the stage for retail price competition" within the industry,[16] then, as we shall see, there is still a lot of work to be done. Indisputably, price competition is in investors' best interests. In the absence of competition, costs increase, resulting in a drag on performance.[17]

The absence of price competition within the fund industry is by no means conceded by industry insiders, leaving observers faced with ambiguous and often contradictory data that can lead one to conclude that "competition is up—and so are costs."[18] This strangeness—tremendous popularity, proliferating consumer options, and less than robust price competition—arises in the realm of the most tightly regulated financial product sold in the country today. In the words of a former SEC chairman, "[n]o issuer of securities is subject to more detailed regulation than a mutual fund."[19] Unfortunately, as we shall see, decades of SEC-commissioned studies, rule-making, and jawboning have led to a system that, for the most part, works beautifully for those who sell funds to the public, or sell services to funds, but much less admirably for the industry's investors.

Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The SEC's action is discussed in notes 212-22 *infra* and accompanying text.

15. GAO REPORT, *supra* note 12, at 62-65.

16. DIVISION OF MANAGEMENT REGULATION, *supra* note 1, at v.

17. *See, e.g.*, Jonathan Clements, *Hint: Managers Are Only as Smart As the Expenses They Charge*, WALL. ST. J., July 6, 1999, at R1 ("It's not a hard and fast rule, but the more a fund costs, the less you can expect from your investment."); Ruth Simon, *Avoid Stock and Bond Funds With High Expenses*, BUFFALO NEWS, Mar. 6, 1995, at 10 (according to studies conducted separately by the SEC and Princeton University, "investors lose roughly 2 percentage points in return for every one percentage point they pay in annual expenses").

18.

> "Most fund companies don't even attempt to point to strong performance as a rationale for higher fees," says Amy Arnott, an editor with Morningstar. "Rather, they typically justify increases in their management fees by pointing to the average for similar funds. This argument can only lead to an upward spiral in costs: As more funds raise their fees to bring them in line with the averages, the averages go up, more funds raise their fee and so on."

Stern, *supra* note 10, at 73; *see also* Longo, *supra* note 10; JOHN C. BOGLE, BOGLE ON MUTUAL FUNDS 284 (1994) (observing that most proxies seeking shareholder approval of fee hikes "suggest that, after long consideration, the fund's directors have approved the fee increase requested by the management company, since the fund's rates were below industry norms"). If upward movement in others' fees provides a valid reason for advisory fee rate hikes, then fund revenues can be expected to boom, for fund expense ratios have been rising, at least for the most popular funds. Average annual expense ratios for the 10 best-selling funds are reportedly running at 0.93% of fund assets, up from 0.79% last year and 0.73% in 1998. *See* Christopher Oster, *Fees? You Mean Mutual Funds Have Fees?*, WALL. ST. J., July 14, 2000, at A1. For its part, the ICI understandably takes a dim view of the notion that fund directors increase advisory fees to keep up with rates levied at other funds. *See* Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office 2 (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III (contending that the view that this goes on "is contradicted directly by the applicable legal standards governing the work of directors"). Of course, the fact that applicable legal standards ought to prevent such action does not mean it does not occur, it means only that if the behavior does go on it may well be illegal.

19. DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at v.

This Article examines whether the chief product that shareholders buy when they invest in mutual funds—professional investment advice—is being systematically overpriced by fund managers. The emphasis is on advisory fees imposed on equity mutual funds. Part II explains how the industry's unique management structure accounts for the alleged lack of price competition in the delivery of management advice perceived by the industry's detractors. Part III examines two questions related to economies of scale in the fund industry. First, do economies of scale exist for the delivery of investment management services to equity fund shareholders? Second, if so, are those economies being shared fairly with the funds' owners by the funds' agents, the investment advisors? Part IV studies causes for the status quo, including the industry's statutory scheme, the quality of the SEC's regulatory efforts, and the reception given fund critics by the courts. The Article concludes with a set of proposals for changing the present competitive environment in which fund advisory fees are set, disclosed, and evaluated.

II. FUNDS' UNIQUE MANAGEMENT STRUCTURE

The principal reason mutual funds have won acceptance in the marketplace has little to do with securities law requirements or the SEC's regulatory know-how. Mutual funds have been well received because, in the main, they can be very good products for investors to own. Mutual funds historically have provided their shareholders with the ability to pursue a vast array of different investment objectives as co-owners of an entity offering three main services: diversified investment risk, professional investment management, and a redeemable security.[20] The fact that fund shares are redeemable at net asset value (minus, in some cases, a redemption fee) differentiates mutual funds from their closed-end fund[21] cousins and the rest of the entities populating the investment media universe.[22] Because funds issue a redeemable security, new sales generally are viewed as crucial to a fund's ability to survive and prosper. Absent new investors, funds risk being redeemed out of existence as shareholders cash in their holdings.

The concept of external management is nearly as universal a hallmark of the fund industry as redeemable shares. This characteristic is by no means crucial to a fund's existence, though it is nonetheless ubiquitous. As explained by the Vanguard Group's founder, John C. Bogle, mutual funds almost always

> are operated by external . . . management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for

20. Many other services may also be offered, depending on the fund. Among them are free switching between funds in the same group or complex, automatic dividend reinvestment, telephone or check-writing withdrawal, and various retirement benefit plan options. For a basic introduction to fund operations, see Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW. 107 (1993).

21. Closed-end investment companies differ from mutual funds because their shares are not redeemable. Thus, closed-end shares are traded in the marketplace at prices that range from premiums with net asset value per share to discounts below net asset value. *See id.* at 112-13.

22. Indeed, a mutual fund's aggregate holdings of illiquid securities may not exceed 15% of the fund's assets. *See* Revisions and Guidelines to Form N-1, Investment Company Act Release No. 18,612, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,930, at 82,479 (Mar. 12, 1992). Closed-end funds have no such liquidity requirement since their shares are not redeemable.

the same reason that investors own Microsoft or General Motors: To make money for themselves.[23]

The external manager typically controls all facets of fund life, from the fund's incorporation through the selection of the initial board. This control tends not to be relinquished over time,[24] or at least until the advisory office subsequently is sold to another external advisor, typically at a very nice profit.[25] Through agreements approved by the fund's board of directors, the external advisor normally contracts with the fund and related sister-funds operating in the advisor's "complex" to supply the investment advisory, marketing, and administrative services required for the funds to operate.[26] In return, the advisor is compensated through fees set in the board-approved management agreement.[27] As the SEC has noted, "Mutual funds are unique . . . in that they are 'organized and operated by people whose primary loyalty and pecuniary interest lie

23. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. 5 (Mar. 23, 1999) (on file with author). Stated differently, "Ordinary corporations do not need to go out and hire other corporations, with separate owners, to manage their affairs. Mutual funds do precisely that today . . . ." BOGLE, *supra* note 18, at 300. As evidence of the cost drag on fund performance flowing from the industry's conflicted management structure, Bogle noted that of actively managed stock funds in existence for the preceding 15 years, only 1 in 24 outpaced the return of the Standard & Poor's 500 Index. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. (Mar. 23, 1999), at 2 (on file with author). In 1998, bond funds returned to their investors only 86% of the total return offered by the bond market. *Id.* at 4. Money market funds earned only 89% of the money market's returns over the last 15 years. *Id.* at 5.

24. *See* Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at n.10 (Oct. 14, 1999). In the words of one of the industry's earliest and most vociferous critics:

> Now, this is about the birds and the bees of the American corporate scene. . . . The fund is conceived by a bunch of people whom we call advisors or managers. . . . This group gives birth to the fund. The fund is manned by the advisors. If I may carry this figure of speech, the umbilical cord is never cut after birth, as would be true in ordinary biological life.

Statement of Abraham Pomerantz, *University of Pennsylvania Law School Conference on Mutual Funds*, 115 U. PA. L. REV. 659, 739 (1967). As former SEC Commissioner Manuel Cohen once remarked when referring to testimony by fund investment advisors:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel Cohen, Commissioner, SEC).

25. *See, e.g.*, BOGLE, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were about half of all fund advisors,' "below average," the advisor promptly sold itself for "a cool $1 billion"); Saul Hansell, *J.P. Morgan Shifts Strategies to Buy a Stake in Fund Concern*, N.Y. TIMES, July 31, 1997, at D1 (discussing J.P. Morgan's purchase of a 45% stake in a fund manager for $900 million). *See also* note 92 *infra* and accompanying text.

26. BAUMOL ET AL., *supra* note 2, at 22.

27. Board control over advisory fees is mandated by section 15(c) of the Investment Company Act of 1940. 15 U.S.C. §80a-15(c) (1994).

outside the enterprise.'"[28] This Article examines how the cost of that conflict of interest is passed on to fund shareholders.

A. Independent Directors' Importance

Aware of the inherent conflict existing between the fund's shareholders and the entity's external advisors, Congress took a position favoring shareholders when it enacted the Investment Company Act of 1940:

> The national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated and managed in the interest of investment advisors, rather than in the interest of shareholders . . . or when investment companies are not subject to adequate independent scrutiny.[29]

To protect fund shareholders from self-dealing, Congress imposed a requirement that at least forty percent of a fund board needs to be composed of directors ostensibly independent of the investment advisor. The United States Supreme Court has dubbed these special directors "independent watchdogs."[30] The independent directors are charged with protecting against the overreaching of fund shareholders. As the Delaware Supreme Court has pointed out, independent directors can play a pivotal role in American corporate life. Speaking in the context of directors' fiduciary duties when making a decision whether to change control, the court stated:

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28. Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at 82,451 (Oct. 14, 1999), *quoting from* DIVISION OF INVESTMENT MANAGEMENT, SEC, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION 251 (1992) [hereinafter 1992 PROTECTING INVESTORS REPORT].

29. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C. § 80a-1(b)(2) (1994).

30. Burks v. Lasker, 441 U.S. 471, 484 (1979). Warren Buffett has compared independent fund director watchdogs to "Cocker Spaniels and not Dobermans." JOHN C. BOGLE, COMMON SENSE ON MUTUAL FUNDS: NEW PERSPECTIVES FOR THE INTELLIGENT INVESTOR 368 (1999). For his part, industry critic Bogle offers a different word image: "Fund directors are, to a very major extent, sort of a bad joke." Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126. Bogle also observes: "Everybody knows . . . that people come on fund boards because they're friends of the CEO. So they go along with whatever he wants." Tyler Mathisen, *Bogle May Have Had a Transplant, But He Hasn't Had a Change of Heart*, MONEY, Dec. 1996, at 15. A lawyer who brought numerous cases against fund management companies once put it this way:

> I have had fourteen investment company cases and fourteen sets of depositions and/or cross examinations of the independent directors, and in not one single case did any unaffiliated director ever respond "Yes," to this type of question: When your fund grew from $100 million to $600 million, did you ever give any thought to making a comparison between your half of one percent and somebody else's fees?
>
> "No. . . ."
>
> "Did you ever once suggest that when the fund got to be over a billion dollars . . . perhaps a reduction from one-half percent to seven-sixteenths of one percent, or any other minute fraction?"
>
> "Answer: No–and I mean the uniform answer."
>
> "[T]he realities are . . . that you can't count on the unaffiliated director[s]."

Statement of Abraham Pomerantz, *supra* note 24, at 753-54.

> The power to say no is a significant power. It is the duty of the directors serving on [an independent committee] to approve only a transaction that is in the best interests of the public shareholders, *to say no to any transaction that is not fair to those shareholders and is not the best transaction available.*[31]

In practice, while independent fund directors have the right to demand advisory or distribution fee cuts or to fire the fund's advisor or underwriter, those rights are virtually never exercised.[32] Indeed, in the leading fund industry management fee case of *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[33] the Second Circuit expressly called attention to "the existence in most cases of an unseverable relationship between the advisor-manager and the fund it services."[34]

The fund advisor's *de facto* control over the fund's board can lead to high profit margins[35] and a high price for the advisory office should the advisor wish to sell out at some point. The conflict also leads to the risk that well-understood obligations owed by

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31. Kahn v. Lynch Communications Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (brackets in original) (emphasis added) (quoting *In re* First Boston, Inc. Shareholder Litig., C.A. 10338, 1990 WL 78836, at *15-*16 (Del. Ch. June 7, 1990)).

32. *See, e.g.*, Werner Renberg, *Sixth Men or Fifth Wheels: Do Fund Directors Earn Their Paychecks?*, BARRON'S, Aug. 12, 1991, at M13 ("[Fund] directors have seldom booted an investment advisor, no matter how lousy a fund's performance.").

33. 694 F.2d 923 (2d Cir. 1982).

34. *Id.* at 929; *see also* Peter Tufano & Matthew Sevick, *Board Structure and Fee Setting in the U.S. Mutual Fund Industry*, 32 J. FIN. ECON. 321, 325 (1997) (citing only three instances in which a fund board replaced the fund manager against the manager's wishes and noting that the "board virtually never selects a sponsor other than the initial firm who established the fund and selected its initial board"). The dynamics of one fee negotiation were explained as follows:

> [I]n 1993, the directors of $87 million American Heritage asked shareholders to approve a pay package that would raise the annual management fee by two-thirds to 1.25% and authorize the fund (that is, the shareholders) to pick up an additional $40,000 in office rent previously paid by management. In the proxy statement sent to the shareholders, the directors explained that American Heritage Management Co., the fund's investment advisor, had threatened that without the increase it "could not assure that Board it would [continue to serve] as the Fund's investment advisor . . . ."

Simon, *supra* note 10, at 130. *Kahn*, 638 A.2d at 1110, reports on a similar form of negotiation between a dominant party and independent directors:

> [I]n this case the coercion was extant and directed to a specific price offer which was, in effect, presented in the form of a "take it or leave it" ultimatum by a controlling shareholder with the capability of following through on its threat. . . .[A]ny semblance of arm's length bargaining ended when the Independent Committee surrendered to the ultimatum that accompanied [the] final offer.

Id. at 1120-21. In *Kahn*, the court held that coercive conduct exerted on independent directors by those in control will nullify a shift in the burden of proving a transaction's fairness to those challenging the transaction. The court expressly held that burden-shifting can only occur when the group of independent directors negotiating with a controlling party "was truly independent, fully informed, and had the freedom to negotiate at arm's length." *Id.* A like ruling in fund fee litigation—that coercive behavior by a fund manager saddles the manager with the burden of proving the transaction's entire fairness—would be both warranted and revolutionary.

35. *See infra* notes 165-69 and accompanying text(describing pre-tax profit margins ranging over time from 57 to 77% for one money market fund advisory whose fee levels were among the lowest in the money market advisory industry).

board members may not be fulfilled. Eminent authority has explained that the chief oversight function performed by a normal board of directors in this country is "overseeing management's dedication to the polestar of profit maximization."[36] In essence, fund industry critics contend that many fund managers have been allowed to view life looking through the other end of the telescope, with "dedication to the polestar of profit maximization" working in favor of maximizing profits for the funds' hired managers at the expense of fund shareholders. One such critic is fund industry pioneer John Bogle. He has complained that "asset gathering has superceded fiduciary duty as the industry's hallmark."[37] From Bogle's perspective, "the spirit of fiduciary duty has not vanished. Rather, it has moved from the front seat to the back seat, subservient to the [fund advisors'] worship of market share."[38] According to Bogle, "[s]omewhere along the road, the industry has lost its way."[39] This is half the story. As we shall see, to a considerable extent, the industry has lost its way and gotten its way at the same time.

B. The Exception to the Rule: Internal Management at the Vanguard Group

The Vanguard Group of mutual funds offers a management structure running counter to the fund industry's general rule of external management. Vanguard Group funds are internally managed, meaning that the funds receive administrative and distribution services at cost. Advisory fees are either virtually nonexistent in the case of the complex's index funds, or are used to pay for services supplied by third parties. Director-run fund boards, motivated purely by their desire to secure for Vanguard's shareholders the best quality services at the lowest possible prices, hire these third parties. Vanguard funds, in other words, are managed like regular companies operating elsewhere in the economy: the entities' managers are driven to generate the best bottom-line returns possible. At the Vanguard funds, directors' eyes are indeed focused on the polestar of profit maximization for the Vanguard funds' shareholders. The Vanguard Group appeals to the price-conscious segment of the fund marketplace.[40] That segment has been growing; between 1974 and 1998, the Vanguard Group's assets soared from $1.3 billion to $450 billion.[41]

Vanguard's Bogle claims that Vanguard's shareholder-oriented management structure, distinctly rare in the fund industry but common throughout the rest of the economy, generated $3 billion in savings for Vanguard shareholders in 1998 alone.[42] If Bogle is even close to being correct, then fund shareholders are paying an onerous tax to compensate for the conflict of interest inherent in the fund industry's near-universal

36. Ira M. Millstein, *The Responsible Board*, 52 BUS. LAW. 407, 409 (1997).

37. BOGLE, *supra* note 18, at 298.

38. *Id.*

39. *Id.* at x.

40. In the words of its managing director, the Vanguard Group "has sought to differentiate itself from its competition in large measure by keeping costs low." *Improving Price Competition for Mutual Funds and Bonds: Hearing Before the House Subcomm. on Fin. & Hazardous Materials Subcomm. of the Comm. on Commerce*, 105th Cong. 72 (1998) (statement of F. William McNabb III, Managing Director, The Vanguard Group), *available at* http://www.ici.org/issues/fee_hearing.html [hereinafter *Improving Price Competition*].

41. BOGLE, *supra* note 30, at 407. This is an annual growth rate of over 27%, significantly outpacing the fund industry's 20% annual gain over roughly the same period. See *supra* note 7 and accompanying text.

42. BOGLE, *supra* note 30, at 431.

embrace of the external management model. The following section explores the available evidence that the industry's reliance on external management as a source for professional investment advice subjects fund shareholders to excessive costs.

III. ECONOMIES OF SCALE FOR ADVISORY SERVICES RENDERED TO EQUITY MUTUAL FUNDS

A. Introduction

Mutual funds exhibit "economies of scale" when there is an inverse relationship between assets under management and their operating expense ratios.[43] Operating ratios represent operating expenses divided by average fund assets. For present purposes, this Article accepts the following operating expense formulation adopted by the fund industry's trade group, the Investment Company Institute (ICI): advisory expenses plus administrative expenses,[44] but excluding 12b-1 fees.[45]

The existence of economies of scale as fund assets under management increase has been dubbed "folklore,"[46] and an item about which "no plaintiff has been able to produce evidence."[47] Given the industry's explosive growth, one would expect that fund expenses on average would have plummeted. It is not clear from the evidence that this has happened. The average equity fund's expense ratio has more than doubled since 1950.[48] According to a study published by the ICI, the operating expense ratio[49] for all equity

43. John Rea et al., *Operating Expense Ratios, Assets and Economics of Scale in Equity Mutual Funds*, INVESTMENT COMPANY INSTITUTE PERSPECTIVE, Dec. 1999, at 1. The notion of economies of scale is a familiar one. Typically, the concept arises in the context of a manufacturing firm. As the number of units of output increases, total costs increase, but not as rapidly as output, so that average unit costs decrease as output increases. Such economies typically arise from spreading fixed costs among more units of production. The portfolio management process, which underpins advisory services, is characterized by high fixed costs (offices, computers, salaries, etc.) and very low variable costs. Thus, as the SEC staff recently noted: "Most observers believe that portfolio management is the fund cost with the greatest economies." REPORT ON MUTUAL FUND FEES, *supra* note 5. An earlier SEC staff report concluded that "a portfolio manager can manage $500 million nearly as easily as $100 million." 1992 PROTECTING INVESTORS REPORT, *supra* note 28, at 256 n.12. Since advisory services are subject to economies of scale, the fund's advisor may or may not pass along the largess to the fund. If economies of scale exist and fees are not lowered when assets under management increase, then the benefits of increased scale accrue to the manager in the form of increased profits. This can be especially insidious in a bull market environment. The GAO's report on price competition in the fund industry found that 64% of fund portfolio growth is due to portfolio appreciation. *See* GAO REPORT, *supra* note 12, at 9. This appreciation benefits investment advisors who garner increased fees from the general increase in market prices with no commensurate efforts on their part.

44. Rea et al., *supra* note 43, at 1, 5.

45. Rule 12b-1 fees are payments out of mutual fund assets to finance activities intended to result in the sale of fund shares or to pay for other services intended to benefit share holders. They were excluded because they are more closely associated with sales activity than post-sale administrative services. *See supra* note 12 and *infra* note 69.

46. BAUMOL ET AL., *supra* note 2, at 87.

47. *Id.*

48. John C. Bogle, *Mutual Funds at the Millennium: Fund Directors and Fund Myths*, *at* http://www.vanguard.com/bogle_site/may152000.html (May 15, 2000). Between 1980 and 1998, the average equity fund's annual expense ratio jumped from 1.10% to 1.57%. Bogle, *Economics 101*, *supra* note 7.

49. This consists of management and administrative expenses born by shareholders divided by the fund's net assets; it does not include distribution costs, such as sales loads or 12b-1 fees.

funds, using a sales-weighted average, rose 15% from 1980 to 1997,[50] a time of tremendous asset growth for the industry.[51] A recent SEC staff study showed that funds' weighted average expense ratio rose nearly 30% between 1979 and 1999,[52] with the jump exceeding 20% for equity funds.[53] A different study found that the cost of ownership for the industry's cheapest equity funds rose by 19% between 1980 and 1997.[54]

Another report on equity fund expenses shows that between 1981 and 1997, average equity fund expenses grew from 0.97% of net assets to 1.55%, with this 50% increase occurring over a period in which fund equity assets rose from $40 billion to $2.8 trillion.[55] During the same period, annual costs paid by fund shareholders soared from $320 million to $34 billion. Assuming that economies of scale exist, it is questionable why a hundredfold increase in costs should accompany a seventyfold increase in assets.[56] Had the average expense ratio merely stayed the same, and not risen over the period, fund investors would have saved billions annually.[57]

Nonetheless, it is accepted today that economies of scale exist in the fund industry. The existence of economies of scale has been admitted in SEC filings made by fund managers[58] and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase.[59] Fund industry investment managers are prone to cite economies of scale as justification for business combinations.[60] Though the ICI has

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50. John D. Rea & Brian K. Reid, *Trends in the Ownership Cost of Equity Mutual Funds*, INV. CO. INST. PERSPECTIVE, Nov. 1998, at 12.

51. The average size of the 100 largest funds in existence in 1997 that were also in existence in 1980 blossomed from $282 million to $5.8 billion. *Id.* at 13.

52. REPORT ON MUTUAL FUND FEES, *supra* note 5, tbl. 2.

53. *Id.* at tbl. 9.

54. Rea et al., *supra* note 43, at 9. According to Vanguard's Bogle, "Given that Vanguard dominates the low end universe–and that our expense ratios have declined by 53% since 1980–I would estimate that the other 'low cost' funds in the ICI survey raised expenses by as much as 40 percent." Bogle, *Economics 101*, *supra* note 7.

55. BOGLE, *supra* note 30, at 320.

56. *Id.*

57. *Id.*

58. *See* John P. Freeman, *The Use of Mutual Fund Assets to Pay Marketing Costs*, 9 LOY. U. CHI. L.J. 533, 554-55 n.109 (1978) (noting arguments presented in SEC filings by Investors Diversified Services, Putnam Management, and the Vanguard Group).

59. The existence of fee breakpoints in the fund industry has been viewed as "[o]ne piece of evidence for the existence of economies in portfolio management." REPORT ON MUTUAL FUND FEES, *supra* note 5. The breakpoint pricing system has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase. . . . The declining rate schedule reflects the expectation that cost efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

Rea et al., *supra* note 43 at 3, 4. On the other hand, the authors' survey of Morningstar data covering all domestic equity mutual funds in 1999 revealed that 70% operated under flat fee investment advisory contracts. *See infra* note 71.

60. *See* M. Christian Murray, *ReliaStar Buys Asset Manager*, NAT'L UNDERWRITER, Aug. 2, 1999, at 41 (reporting on a merger of two fund groups with the acquirer announcing that it "expects the acquisition will provide its asset management group with economies of scale benefits, resulting in lower unit costs and increased sales and profitability"); *Navigator Fund Changes*, NAT'L POST, July 14, 1999, at D03 (fund manager merging two funds to "benefit investors by achieving a greater economy of scale and a more diversified fund").

remained mute on the subject of economies of scale affecting advisory fees specifically, a knowledgeable industry insider has admitted that "there are *staggering* economies of scale in portfolio management and research."[61] Legal commentators likewise view economies of scale as a fact of life in the fund industry.[62] The GAO's investigators recently found a general consensus that fund operations benefit from economies of scale,[63] as well as strong evidence that economies of scale should exist.[64] The agency reported that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities,[65] which, unlike growth from share sales to new investors, is costless. Though its analysis of operating efficiencies was stymied by the lack of cost data available for fund advisors, the GAO did find that, for at least the previous five years, operating profits of eighteen publicly-held fund advisory companies had grown as a percentage of revenues.[66] The GAO also found that, among a sample of the industry's largest funds that experienced asset growth of at least 500% from 1990 to 1998, more than a quarter of the funds either raised their expense ratios or failed to reduce them.[67]

B. Fund Industry Data Demonstrates That Economies of Scale Exist

Studies by the ICI, though never focusing on advisory fees in isolation, generally confirm the existence of economies of scale within the industry. A 1998 ICI study found economies of scale to exist for individual equity funds.[68] A subsequent ICI study focusing on fund operating expenses "suggest[s] the presence of economies of scale as equity fund assets grow."[69] Interestingly, the ICI's operating expense study avoided calling specific attention to advisory fees. The ICI researchers bundled advisory fees and

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61. BOGLE, *supra* note 30, at 321 (emphasis added).

62. *See* Schonfeld & Kerwin, *supra* note 20, at 107. ("Mutual funds increasingly are the investment vehicle of choice. . . . Mutual funds offer advantages that other investment vehicles may not, including diversification, *economies of scale*, and professional management.") (emphasis added).

63. The GAO REPORT noted:

> Industry officials we interviewed . . . generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisors' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisors we interviewed also agreed that their operations experienced economies of scale.

GAO REPORT, *supra* note 12, at 34.

64. *Id.* at 9.

65. *Id.*

66. *Id.* at 9-11.

67. The GAO found that among the industry's 77 largest funds, of the 51 that experienced asset growth of at least 500% from 1990 to 1998, 38 reduced their expense ratios by at least 10%; of the remaining 13 funds, 7 reduced their expense ratios by less than 10%, and 6 either had not changed their fees or had raised them. GAO REPORT, *supra* note 12, at 11-12.

68. Rea & Reid, *supra* note 50, at 12-13.

69. Rea et al., *supra* note 43, at 2. Excluded from the definition of "operating expenses" were 12b-1 fees paid by many fund shareholders. The omission was justified by the study's authors on the basis that the payments are mainly used "to compensate sales professionals for advice and assistance given to buyers of fund shares." *Id.* at 1. In litigation, the payments have been justified on the ground that they are assessed "not only to encourage growth, but also to stimulate improved shareholder service." Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 490 n.37 (S.D.N.Y. 1988). Included as operating expenses for purposes of the study were such items as custodial and transfer agent fees. Rea et al., *supra* note 43, at 5.

administrative fees (such as custodial fees, legal and accounting fees, and transfer agent fees, but excluding 12b-1 fees). The ICI study observed that the ratio of bundled costs to fund assets, the "operating expense ratio," did indeed decline as fund size rose.[70]

C. Testing the ICI's Findings: Verification and Unbundling

To verify the ICI's analysis, the authors screened the Morningstar Principia Pro database for domestic equity funds.[71] After adjusting for missing and unusable data,[72] the final sample consisted of a total of 2161 actively managed, noninstitutional funds. Of these, 1090 were single class funds and 1071 were multiclass funds representing a consolidation of 3302 sub-funds. This approximated the ICI sample of 2260 funds.

The ICI analysis used simple average operating expense ratios to aggregate multiclass funds within ranges of fund size. For comparison purposes, the authors initially used simple averages. However, weighted averages are superior[73] and hence supply the principal data used in the authors' analyses.[74] Comparison of ICI results with the current study are presented in Table 1.

70. Rea et al., *supra* note 43, at 2, 15.

71. Morningstar's Principia Pro compilation for October 1999 was the principal source of data for the authors' study. This date was chosen as corresponding most closely to pension fund data presented in the next section. The Morningstar material contained data as of the end of September 1999, reflecting expenses for most funds as of the end of June 1999. Initially, the authors' total database was screened to include only domestic equity funds—a total of 5238 were obtained. The sample included index, specialty, balanced, asset allocation, and a few convertible bond funds. Next, funds with zero assets and missing data were eliminated. This reduced the sample to 4943 funds. At this point, multiclass funds were aggregated into single funds. Such funds are an aggregation of sub-funds, each with different distribution channels. For instance, there may be a front-load fund (with or without 12b-1 fees), a back-load fund (with 12b-1 fees), a level-load fund (with 12b-1 fees), and an institutional fund with no 12b-1 fees and lower administrative fees. Portfolio expenses and most administrative expenses are incurred at the fund level and prorated to share classes based upon share class assets. Funds assets were totaled, and averages of expense ratios, operating expense ratios, management fees and administrative fee ratios were obtained using simple and weighted averages where the sub-fund assets were used as weights. Initially, an analysis was conducted corresponding to the ICI Table 1. Results were nearly identical to those presented in the body of the paper. Subsequently, all index and single class institutional funds were excluded from consideration, and these results, corresponding to ICI Table 6, are presented in Table 1. Although they are subject to minor inaccuracies, management fees from Morningstar were used as a proxy for advisory fees. *See infra* note 100 and accompanying text.

72. Funds were excluded from consideration if they reported bundled administrative costs or if advisory or administrative fees were zero. The latter occurs frequently when the investment advisor temporarily waives all or part of such fees as a means of subsidizing the fund, typically during the start-up period. The majority of excluded funds were small (total assets less than $100 million) and the balance of excluded funds were spread uniformly among different-sized funds. An analysis of the total sample revealed no significant differences, with the exception of the very small funds, where fee waivers caused average advisory and administrative fees to be lower than some larger funds.

73. Using simple averages, the expenses of a $1 million fund would be of equal importance to a $100 billion fund.

74. The authors' simple average numbers are presented in the text to demonstrate that the authors' data generate results similar to those presented in the ICI study.

Table 1
Comparison of Operating Expense Ratios with ICI Expense Study

ICI Study			Current Study		
Fund Size	Number of Funds	Simple Average Operating Expense Ratios (Basis Points)	Number of funds	Simple Average Operating Expense Ratios (Basis Points)	Weighted Average Operating Expense Ratios (Basis Points)
<$250 mm	1,451	147	1,295	129	114
$250-$500 mm	261	116	272	103	104
$500-$1,000 mm	204	109	228	98	98
$1,000-$5,000 mm	265	94	274	89	85
>$5,000 mm	79	72	92	68	63
Overall	2,260		2,161	114	75

The left-hand column in Table 1 is the ICI breakdown by the size of fund. It is expected that economies of scale will cause average operating expense ratios to decline as fund size increases, and this is indeed the case. The ICI study shows the operating expense ratio declining from 147 basis points to 72 basis points as fund assets increase from under $250 million to greater than $5 billion. Operating expense ratios obtained from Morningstar exhibited a similar decline from 129 to 68 basis points, although the operating expense ratio averaged about 10 basis points less than the ICI study.[75]

The right-hand column of Table 1 presents the weighted average operating expense ratios. These also decline as asset size increases, although the decline is not as dramatic as occurs with the simple average numbers. Unfortunately, the degree and source of lower expenses is not adequately explored in the ICI study which, by bundling different costs into one overall "operating ratio," failed to examine the differences between advisory and administrative expenses.

75. There are several reasons for the slightly lower average operating expense ratios. First, the ICI study contained over 150 additional smaller funds, presumably because such funds are more likely to report to a trade association than Morningstar. Second, the authors' study had larger funds. This occurred because of the combined effects of a rising stock market and a slightly later period of analysis, which caused fund size to appreciate, and perhaps caused lower expenses due to economies of scale. In addition, the ICI simple average methodology allowed for the exclusion of all institutional funds. The current study was able to exclude only single class institutional funds and maintain the weighted average methodology. Finally, an ICI staff member suggested to us that Morningstar sometimes reports 12b-1 fees at the maximum rather than the actual level. Telephone Interview with Brian K. Reid, Senior Economist, Investment Company Institute (Aug 23, 2000). The authors were unable to confirm this.

Having confirmed the essential equivalence of the Morningstar and ICI results, operating expense ratios were decomposed into advisory and administrative expense ratios. The ICI asset groupings and categories were maintained. The results of this analysis are presented in Table 2.

Table 2
Comparison of Weighted Average Operating, Advisory, and Administrative Expense Ratios

Fund Size	Number of Funds	Average Fund Size ($mm)	Weighted Average Operating Expense Ratios (Basis Points)	Weighted Average Advisory Expense Ratios (Basis Points)	Weighted Average Administrative Expense Ratios (Basis Points)
<$250 mm	1,295	$77	114	71	43
$250-$500 mm	272	$355	104	71	33
$500-$1,000 mm	228	$715	98	67	30
$1,000-$5,000 mm	274	$2,163	85	61	24
>$5,000 mm	92	$14,520	63	46	17
Overall	2,161	$1,058	75	54	21

The third column of Table 2 shows the average size of the fund in each group. Note that there are large numbers (1295) of relatively small funds, with an average fund in the less than $250 million range having $77 million in assets. On the other hand, there are relatively small numbers (92) of very large funds (average assets of $14.5 billion). Thus, the distribution of fund size exhibits an extremely negative skew. The largest funds (greater than $5 billion) average more than $14 billion, almost seven times larger than the next largest grouping ($1 to $5 billion) and almost 200 times the average fund in the less than $250 million range.

Weighted average operating expense ratios are identical to those in Table 1. These decline about 45% from the smallest to the largest funds (from 114 to 63 basis points). However, the two columns on the right reveal that the decline is not uniform for advisory and administrative fees. Advisory fees decline from 71 to 46 basis points from the smallest to the largest funds, only a 35% decline. Advisory fees are essentially flat at about 70 basis points up to about a $1 billion fund size. A twenty-fold increase in the average fund size (from $715 million to $14.5 billion) results in only a 31% decrease in advisory fees. Administrative fees, on the other hand, decrease from 43 to 17 basis points, a 60% decline. This decline is relatively smooth and linear. Thus, it is clear that, percentage-wise, greater economies of scale are being passed on to the fund shareholders in the administrative fees than in the advisory fees. The ICI's bundling methodology, which combines the two different fee types, conceals this fact.[76] The authors' data is consistent with the ICI's in showing, unequivocally, that there are economies of scale operating in the fund industry.[77] Fund operating expenses tend to decline steadily as fund size grows. However, this decline is not uniform across administrative and advisory fee levels. The data reveals that fund advisors are reluctant to share economies with fund shareholders when negotiating the terms of advisory fee contracts. This reluctance depletes shareholder wealth.

It is useful to put the authors' analysis into a larger context. The 2161 funds in the sample represent a total market value of about $2.2 trillion. With a weighted average operating expense ratio of 75 basis points, the fund industry is charging shareholders of this subset of mutual funds about $16 billion a year to manage their funds. The 92 funds with assets greater than $5 billion represent about $1.3 trillion, and their annual management costs are about $8.5 billion. Of the $8.5 billion, about $6 billion are charged for advisory services. We have seen that advisory and administrative costs decline as fund size increases, but with administrative costs declining much more rapidly. Had advisory costs declined by the same percentage amount as administrative costs, they would average 28 basis points for the largest funds (rather than 46 basis points), yielding annual advisory costs of $3.5 billion instead of $6 billion. Thus, under the assumption that economies of scale should be realized for advisory fees and administrative fees equally, in rough numbers there are about $2.5 billion of excess advisory fees paid annually among the very largest of the actively managed equity mutual funds.

D. Summary

The ICI's position is that price competition reigns in the fund industry, with economies of scale existing and being properly shared by the advisor with fund

76. In fairness to the ICI, there is no easy, simple way to unbundle the data since the SEC has never seen fit to define "investment advisory fees" and require separate reporting for that item. As a result, the SEC's staff embarrassingly professes not to be able to determine directly whether economies of scale exist for advisory fees. REPORT ON MUTUAL FUND FEES, *supra* note 5.

77. Other studies have likewise tended to find declines in fund expenses as assets have ballooned. One study by Kanon Bloch evaluated funds accounting for 80% of the industry's equity fund assets and found that the average equity fund's expense ratio dropped 16% between 1993 and 1999 on an asset-weighted basis. Richard J. Oppel, Jr., *Fund Expenses: They're Going Down, Down, Down; Conventional Wisdom Is Belied By the Numbers*, N.Y. TIMES, July 4, 1999, § 3, at 11. The same ICI study that showed a rise in overall operating expenses from 1980 to 1997 also showed a drop over the same period of time for the same array of equity funds in total shareholders costs, from 2.25% of net assets to 1.49%. Rea & Reid, *supra* note 50, at 11. The drop principally reflected lower distribution costs caused by investor preferences shifting from load to no-load funds, low expense ratio funds, and low-cost index funds. Bogle, *supra* note 48; *see also* Jerry Morgan, *Mutual Fund Loads Can Be a Load Over Time*, NEWSDAY, Dec. 6, 1998, at F06. The effect of the no-load option in driving down overall fund distribution costs demonstrates that in a free market, with load differences clearly disclosed, investors over time are able to migrate in the direction of low-cost providers of fund services. The choice between buying a load and no-load fund is one unhindered by any impediments save brand preference and lack of knowledge.

Another possible source of downward pressure on selling costs is cut-rate pricing offered to investors who buy load funds through 401(k) plans. "Investors may look at their 401(k) plans and start questioning why funds offered through the retirement plans have lower fees than the same funds offered outside the plans." Mindy Rosenthal, *A Loud Call to Lower Fees?*, FUND DIRECTIONS, Feb. 1999, at 1.

shareholders. This appraisal is supported by selectively presented data.[78] In reality, what has been declining is principally the cost of delivering shareholder administrative services relative to aggregate net assets.[79] Because most recent equity fund asset growth has resulted from portfolio appreciation,[80] and has thus been costless to the advisor, it should not be surprising that the ratio of shareholder administrative expenses to fund assets has tended to drop as funds have gotten bigger.

Though administrative expenses have dropped as fund size has grown, it is unclear whether there is robust price competition in the market for the most critical service

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78. It is argued on behalf of the ICI, that funds' operating expense ratios (consisting of advisory and administrative fees lumped together) have "generally" tended to decline with significant asset growth. Rea et al., *supra* note 43. Nowhere does the ICI study attempt to focus solely on the fees charged for the single item most fund shareholders want to buy—investment advice. The authors' analysis separates out advisory fees and administrative fees. When this is done, it becomes evident that economies of scale in the rendition of advisory services are, for the most part, not being shared with fund shareholders.

Missing from the ICI operating expense study is data showing the percentage growth of revenues flowing to fund managers in comparison with the growth of fund assets. In contrast, a 1996 study reported that while fund assets grew by more than 80% between 1992 and 1996, fund managers' revenues nearly doubled, from $11.7 billion to $23 billion. Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73; *see also* Oppel, *supra* note 77 ("[W]hatever the fee cuts at some fund companies, they pale next to huge revenue gains, as assets under management in stock funds soared 44-fold, to $3.2 trillion, in the 15 years ended in May, according to data from the [ICI]."). The ICI's Operating Expense Ratio study is thus akin to a bikini bathing suit: it reveals the interesting and conceals the vital.

Another ICI theme is that the "total costs of fund ownership" have been dropping for fund shareholders. *See Improving Price Competition*, *supra* note 40, at 86 (statement of Matthew P. Fink, President, Investment Company Institute). This ICI policy position was subsequently backed up by a study featuring tortured results published in November of 1998. *See* Rea & Reid, *supra* note 50 (finding that the "total cost of investing" in mutual funds, or the "total cost of fund ownership" has been decreasing). Its methodology is attacked in Bogle, *supra* note 48. Bogle isolated five flaws in the ICI's study. First, the results were weighted by sales volume; unweighted expense ratios escalated 64%, from 0.96% to 1.58%. Second, the ICI failed to note that expense ratios for the lowest cost decile were up 28% from 0.71% to 0.90%. Bogle theorizes that the increase would be greater ("perhaps up 35-40%") if Vanguard were excluded from the sample. Third, the ICI data ignores the hidden cost of increased portfolio turnover among the industry's funds, which cuts performance and generates taxable gains, potentially adding another 0.50% to 1.00% in costs. Fourth, Bogle criticizes the ICI's cost data for ignoring the opportunity cost of not being fully invested in stocks. This cost Bogle estimates at 0.6%. Fifth, Bogle faults the ICI data for ignoring the fees charged to investors who buy funds through "wrap accounts." Sixth, and finally, Bogle charges the ICI with manipulating load costs by amortizing sales loads based on inaccurate assumptions which, if corrected, would increase average sales-weighted costs by an estimated 0.50% to 1.85%. *Id.* That ownership costs have dropped due to lower distribution charges is a tribute to investors' behavior at the purchase point, where the load/no load option is visible and increasingly well understood. *See* GAO REPORT, *supra* note 12, at 47. The convergence of increased consumer sophistication, indexing, institutional sales, and price sensitivity on the part of retirement plan fiduciaries are having an impact in cutting distribution expenses charged by fund sponsors.

79. That administrative costs should show economies of scale comes as no surprise. Administrative costs are a mixture of fixed costs (directors' fees, legal fees, insurance premiums, auditing, taxes, and state and federal registration fees) and variable costs (custodial and transfer agent fees, postage, printing, etc). Variable costs are dominated by transfer agent fees. The transfer agent maintains records of shareholders' accounts and transactions, disburses and receives funds from shareholder transactions, prepares and distributes account statements and tax information, handles shareholder communication, and provides shareholder transactions services. The GAO found that the bulk of stock and bond funds' recent growth has come from portfolio appreciation, a circumstance almost certain to create economies of scale. *See* GAO REPORT, *supra* note 12, at 9.

80. As noted earlier, the GAO found that 64% of equity fund growth was due to the appreciation in value of portfolio securities. *Id.*

offered by the fund to its shareholders: professional management advice. The authors' data confirms that economies of scale in the market for advisory services are likely to exist. To the extent that they do exist, it appears they are being captured mainly by the funds' advisors, not the funds themselves. In the advisory services marketplace, price competition seems particularly weak. As Bogle argues: "Price competition is . . . defined by the actions of producers, not the actions of consumers. Thus, price competition is not 'intense' in the fund industry; it is barely alive."[81] The fiduciary-managers' seeming ability to reap large rewards by not sharing cost savings with fund shareholders brings to mind Professor Paul Samuelson's insightful testimony before the Senate Banking and Currency Committee in 1967 when it was considering fund legislation: "I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company."[82]

IV. EXPLORING THE TWO-TIERED STRUCTURE FOR PROFESSIONAL ADVISORY SERVICES: MUTUAL FUND FEES VS. PENSIONS FUND FEES

A fair question is how the cost of professional management advice sold to funds and their shareholders compares with the price paid for like services sold elsewhere in the economy.[83] Investment advice is essentially a commodity.[84] Outside the fund industry, it is bought and sold in a much more competitive marketplace. Active portfolio management essentially is a mental process. It principally involves deciding which securities to buy and sell in order to maximize returns.[85] The process is scalable, in that it is equally applicable to large and small portfolios. The manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio,[86] but

81. *Id.*

82. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 353 (1967). The investment paid off. *Id. See also* Simon, *supra* note 10, at 130 ("One obvious fact emerges: It is far more lucrative to own a mutual fund company than to invest in the company's products.").

83. An even fairer question is what funds *themselves* are paying now for the professional management advice they need in order to function. The answer is not clear. It has been suggested that only a small fraction of the total bill paid to the advisor by shareholders actually goes to pay for the cost of producing investment advice. Waggoner & Block, *supra* note 9, at 3B (quoting John C. Bogle for the proposition that only $3 to $5 billion of the $55 billion earned annually by fund management companies "goes to investment resources").

84.

> Two years ago, Morningstar mutual fund analysts started warning investors that the fund industry was ratcheting up fees, especially management fees, to dangerous levels forcing people to pay premium prices for what is in essence a commodity. Worse, says John Rekenthaler, the group's director of research, it has become pretty clear that over time funds with lower expense ratios outperform those with higher ratios. . . .

Longo, *supra* note 10, at 1.

85. As part of the management process, the investment advisor will need to deal with additional issues such as dividend reinvestment, cash balances and flows, trading costs, and market timing.

86. Managers differentiate themselves in various ways. There are large, mid, small, and micro cap managers, as well as value, growth, balanced, asset allocation, hybrid, and quantitative managers. However, the essential insight remains intact: portfolio management is a mental process that is applicable to all portfolio types and sizes. It follows that what is being produced by the portfolio manager is intangible. It also comes close to

the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower. Investment managers are regularly hired and fired and those doing the hiring enjoy the benefits of a competitive market. Significantly, as we shall see, some of those bidding for investment advisory work in the free market populated by pension and endowment fund managers are fund advisors or their affiliated entities.

A. Research Shows Fund Shareholders Pay A Premium For Investment Advice

Wildly different fee structures apply to equity portfolio investment advisory services purchased by public pension funds on the free market compared to the same form of services purchased by investor-owned mutual funds. The disparity has received scant attention to date. Nearly forty years ago, a study conducted for the SEC by the Wharton School of Finance and Commerce determined that where fund advisors had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients."[87] The Wharton Report's authors ascribed the disparity in fee structures to fund advisors' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set extra-competitive prices.[88] The Wharton Report identified 54 investment advisors with both mutual fund clients and other clients.[89] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in 39 out of the 54 cases, 200% higher in 24 of the cases, and 500% or more higher in 9 of the cases.[90]

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possessing infinite scalability, just like the Internet or television. Adding additional shareholder accounts does not run up the cost of portfolio management any more than adding viewers increases the creative cost of devising a TV show or a class broadcast over the Internet. Once the investment objectives of the fund have been specified and an appropriate list of securities chosen, the size of the portfolio tends to be inconsequential. *See* STAFF OF THE NEW YORK INSTITUTE OF FINANCE, STOCKS BONDS OPTIONS FUTURES—INVESTMENTS AND THEIR MARKETS 134 (Stuart R. Veale ed., 1987) ("Generally, the larger the fund, the less the percentage the manager charges because it is almost as easy to run a $200,000 account as it is to run a $100,000 account. (You just buy and sell twice as much of whatever it is you're going to buy and sell.)"). It is true that larger funds with larger portfolios bear greater trading and shareholder administrative costs. However, these are administrative costs. Since they are not charged to the investment manager, they are irrelevant to the question of economies of scale in the pricing of investment advisory services.

87. WHARTON SCHOOL OF FINANCE & COMMERCE, 87TH CONG., A STUDY OF MUTUAL FUNDS 493 (Comm. Print 1962) [hereinafter WHARTON REPORT].

88. The price disparity was explained as follows:

> The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of the fees charged open-end companies, they are typically fixed by essentially the same persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.

Id. at 493–94.

89. *Id.* at 489.

90. *Id.*

The existence of free market versus fund market pricing disparities for advisory services has long been known to the SEC. In its detailed report submitted to Congress in 1966, entitled *Public Policy Implications of Investment Company Growth*,[91] the SEC revisited the Wharton School's findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff."[92] Nonetheless, over more than three decades, despite dramatic escalation in fund advisory fee levels and revenues, the SEC has ignored the subject of pricing disparities. Not everyone has been so generous as the fund industry's chief regulator. For example, one author has contended that fund shareholders "pay nearly twice as much as institutional investors for money management."[93] Other evidence that advisory fee structures are unusually lucrative in the fund industry in comparison with pension advisory business comes in the form of reports that fund advisor buy-outs are more costly than acquisitions of firms that advise pensions.[94]

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91. H.R. REP. NO. 89-2337 (1966).

92. WHARTON REPORT, *supra* note 87, at 120.

93. Simon, *supra* note 10, at 130. The author makes a key point while overlooking another one. In truth, mutual funds are not different from institutional investors in form; a mutual fund, as an entity, actually *is* an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on "institutional status," it turns on self-dealing and conflict of interest. It is worth noting that within the universe of fund shareholders, there are some institutional investors, many of whom tend to buy shares in institutional funds. Expense ratios for institutional funds are roughly half of the expense ratios borne by retail funds. Mary Rudie Barneby, *Why Your 401(k) Plan Needs an Investment Policy and How to Establish One*, *in* PENSION PLAN INVESTMENTS, CONFRONTING TODAY'S INVESTMENT ISSUES ERISA LITIGATION: THE REGULATORY PERSPECTIVE & PRACTICAL IMPLICATIONS ON PLAN MANAGEMENT & INVESTMENTS (1997) at 79, 92 (PLI Tax Law & Practice Course, Handbook Series No. J-397, 1997). Some expenses, such as transfer agent costs, naturally will tend to shrink as a percentage of fund assets as account size rises. *See* Rea et al., *supra* note 43, at 5. ICI data reflected, as of year-end 1998, an average fund account size for retail accounts of $19,050; for institutional accounts it was $76,160. *Id.* at 5 n.17. Even in the market segment populated by supposedly sophisticated institutional fund investors, there is room to question whether robust price competition operates. *See* Elizabeth A. White, *DOL Issues Section 401(k) Fee Guide, Continues To Consider Further Requirements*, 25 PENS. & BEN. REP. (BNA) 1545 (July 6, 1998) (noting employers generally are unknowledgeable about fund expenses); *see also* Ross D. Spencer, *Disclosure Required for Fee Arrangements Between Mutual Funds and Service Providers*, EMPLOYEE BEN. PLAN REV., Jan. 1998, at 14 (noting that 401(k) sponsors have tended to ignore fund investment management fees).

94. Control positions in pension management companies, who must compete in the free market for business and who risk getting fired, tend to sell for less.

> Because the pension fund accounts managed by Aeltus pay annual management fees that average only 10- to 30-hundredths of a percentage point, and because those accounts can easily change managers, companies like Aeltus can be difficult to sell and may fetch lower prices than the sales of management companies that advise mutual funds. The managers of pension fund assets often sell for prices equal to twice the annual management fees.

Michael Quint, *Aetna is Seen Seeking Buyer for Aeltus Investment Unit*, N.Y. TIMES, Mar. 23, 1995, at D2. Fee multiples in control purchases are higher in the fund industry. *See* Barry B. Burr, *Frontlines: A Good Deal: Asset Management Is Added Value*, PENSIONS & INV., Oct. 13, 1997, at 8 (stating that fund managers reported to sell for four or more times annual revenues); William H. Rheiner, *Acquisition of Mutual Fund Families: Corporate and Regulatory Issues*, *in* UNDERSTANDING SECURITIES PRODUCTS OF INSURANCE COMPANIES 2000, at 415, 418 (PLI Commercial Law & Practice Course, Handbook Series No. A-799, 2000) ("Stock price multiples of mutual fund advisors are often larger than those of other types of financial services companies."). According to its March 28, 2000 Form 10-K, T. Rowe Price Associates, Inc.'s revenue totaled $1.03 billion for

To verify whether the advisory fee pricing disparities found in the Wharton Report and the *Public Policy Implications* study still exist, the authors sent questionnaires[95] inquiring about portfolio management fees to the 100 largest public pension funds listed in the January 25, 1999 edition of *Pensions and Investments*. Pension fund staff were asked for information on fees paid to their fund's external portfolio investment managers during 1998. Responses were received from 53 funds and 36 of these provided usable data.[96] The 36 public pension funds represented total assets of $754 billion, averaging $21 billion. Funds were widely diversified across asset classes and most had commitments to fixed income securities (bonds), real estate, and actively and passively managed domestic and international equities.

For comparison purposes, the analysis was restricted to actively managed domestic equity portfolios. Because internally managed portfolios were excluded, each portfolio could be associated with a specific investment advisor. A total of 220 individual actively managed portfolios were identified with a total of $97.5 billion in assets. The average portfolio size was $443 million, with the range extending from $15 million to $4.8 billion.

Fee data at the individual manager level came in two forms. The majority of pension funds, representing 114 portfolios, sent only a fee schedule (*e.g.*, 50 basis points up to $100 million and 20 basis points on the balance). In these cases, the advisory fee rate for each investment manager was calculated by applying the fee schedule to the level of assets under management.[97] In sixty other cases, funds set the actual dollar amounts of fees paid during the 1998 fiscal or calendar year and this number, divided by assets under management, yielded the annual advisory fee rate for each manager. In the balance of the cases (56), funds sent both a fee schedule and the actual advisory fee paid.[98] Some funds (37, or 17%) had performance fees built into their advisory contracts. Of these, 27 provided actual fee data, and the balance indicated that no performance fees above the scheduled rates were paid. Table 3 compares investment advisory fees for public pension funds and actively managed domestic equity mutual funds.

its most recent year-end. The firm's market capitalization as of late July 2000 was $4.89 billion. *See* Robert McGough & Ken Brown, *T. Rowe Remains Aloof Amid Merger Dance, But Investors May End Up Disappointed*, WALL ST. J., July 31, 2000, at C2. Recently, Pioneer Group, Inc., parent of fund manager Pioneer Investment Management, was acquired for $1.2 billion. *Id.* at C2 (discussing the acquisition and characterizing Pioneer Investment Management as a firm "that has been struggling lately"). The acquisition prices were slightly less than five times Pioneer's 1999 revenues from continuing operations. *See The Pioneer Group, Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 1999*, BUS. WIRE, Feb. 11, 1999, LEXIS, Curnws File. For an account of a control transfer for a fund advisor at a price exceeding 22 times the annual management fees, see BOGLE, *supra* note 30, at 327-28 (discussing how an advisor sold itself for $1 billion at a time that annualized fees were $45 million; fees were raised substantially pre- and post-control sale).

95. The questionnaires asked for voluntary cooperation but were also framed as Freedom of Information Act requests.

96. Of the seventeen remaining funds, six were internally managed, three were defined contribution plans and invested exclusively in mutual funds, two refused outright, one wanted $500 to collect the data, and the balance (five funds) had incomplete data.

97. Asset levels were typically provided as of June or December 1999, which correspond to the 1998 fiscal year and the 1999 calendar year, respectively.

98. Although there were some small differences between scheduled and actual advisory fees paid, analysis revealed no average net difference between the two approaches. In the analysis that follows, the greater of the fees calculated by the two methods was utilized in calculating overall averages.

Table 3
Comparison of Public Pension and Mutual Fund Investment Advisory Fees

	Public Pension Funds		Mutual Funds	
	Average Portfolio	Weighted Average	Average Fund	Weighted Average
Decile	Size $mm	Adv. Fee (Basis Pts)	Size $mm	Adv. Fee (Basis Pts)
1	36	60	24	77
2	79	57	47	77
3	130	49	76	75
4	194	42	121	74
5	257	37	185	73
6	327	42	284	71
7	437	33	454	73
8	579	28	759	69
9	842	22	1,527	66
10	1,550	20	9,666	50
Overall	443	28	1,318	56

To enable a direct comparison of advisory fees between mutual fund and pension fund portfolios, the mutual fund sample has been restricted to those funds with financial characteristics closest to those of the pension fund sample.[99] In Table 3, the bottom line, showing the overall category, reveals that investment advisory fees are twice as large for mutual funds as they are for pension funds, even though the average actively managed domestic equity mutual fund is nearly three times as large as the average actively managed equity pension portfolio.[100]

99. Initially, all mutual funds, including multiclass funds with assets less than $15 million were eliminated. This corresponded to the smallest pension portfolio. Next, all balanced, asset allocation, specialty, convertible bond, and index funds were discarded, as well as those funds classified as "domestic hybrid" by Morningstar. Finally, all funds with a commitment to bonds greater than 5% were eliminated, as well as those single class funds with inception dates after May of 1998. The above procedure generates a sample of mutual funds closely corresponding to characteristics of portfolios of public pension funds. The final sample consisted of 1,343 funds of which 659 were single class funds and 684 were multiclass funds representing a total of 2,118 sub-funds.

100. The analysis attempts to put pension and mutual fund advisory costs on a comparable basis. This process was confounded somewhat by inconsistent reporting of advisory and administrative costs among mutual funds. Specifically, the "management fee" reported in Morningstar sometimes includes not only fees for advisory services but some administrative services as well. This same problem hindered the SEC staff in its recent analysis of fund fees and expenses. *See* REPORT ON MUTUAL FUND FEES, *supra* note 5. The authors' methodology minimized the impact of such problems by excluding from the sample funds shown by Morningstar to have no administrative fees. Such funds tended to be small. Those funds that bundle some administrative costs in the management fee are also likely to be small and have minimal impact on category averages, which are calculated on an asset-weighted basis. Analysis of the Lipper data, which explicitly differentiates between management and advisory fees, revealed a weighted average difference of about three basis points. The authors consider this difference immaterial in the overall comparison of advisory fees between pension and mutual funds.

Decile comparisons were achieved by ranking the respective samples by asset size and then splitting the sample into ten segments with the same number of portfolios/funds in each respective segment. In the first decile of funds, advisory fees are roughly similar, with pension funds paying 60 basis points for an average portfolio of $36 million and mutual fund owners paying 77 basis points for an average fund size of $24 million.[101] From that starting point, pension fund advisory fees decrease in an essentially linear fashion as portfolio size increases. Fees decline from 60 basis points for the smallest portfolios ($36 million on average) to 20 basis points for the largest ($1.55 billion on average). The competitive nature of the market for investment advisory services to public pension funds forces fees to decline as asset size increases, essentially reflecting economies of scale in the money management business.

The pattern is very different for mutual funds. The average fee charged is essentially flat through the first seven deciles, and the fee is consistently greater than 70 basis points. Fees decline when fund size increases above about $750 million, but the decline is not as steep as it is for pension portfolios. The top decile has an average fund size of almost $10 billion, but weighted average advisory fees decline to only 50 basis points.

The full impact of differential advisory fees is illustrated graphically in Figure 1, a bar chart showing the average pension and mutual fund advisory fee in each decile.[102]

Figure 1


Investment Advisory Fees
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
Basis Points
1
2
3
4
5
6
7
8
9
10
Deciles
Pension Fees
Mutual Fund Fees

101. There are respectively 22 portfolios in each pension fund decile, 135 mutual funds in the first three mutual fund deciles, and 134 funds in the remaining deciles.

102. The chart is somewhat misleading in that the size of the average fund is different for public pension and mutual funds in each decile.

Comparison of pension and mutual fund investment advisory fees is confounded somewhat by portfolio/fund size differentials and the extreme negative skew of the fund size distribution for both pension and mutual fund portfolios. These issues will be addressed in turn.

The average pension portfolio is $443 million and the average mutual fund portfolio is $1.3 billion, roughly three times greater. Moreover, in the largest deciles of portfolios/funds, the average mutual fund portfolio is about six times larger than the average pension portfolio. An ad hoc comparison of pension and mutual fund portfolios on a comparable size basis reveals an even greater differential in investment advisory fees between pension and mutual funds. For comparison purposes, the largest mutual funds were removed from consideration, and the size of the average mutual fund was calibrated to be $443 million, identical to the average pension portfolio. On a size-standardized basis, weighted average mutual fund advisory fees were 67 basis points as compared to 28 basis points for pension portfolios.

Regression analysis is a more rigorous approach to comparing differential fees, and it also provides the means of controlling for the extreme negative skew in the distribution of fund size.[103] The standard technique used in studies of economies of scale is to use a log transformation on the nonlinear (skewed) variable.[104] This technique was applied to compare the differential responsiveness of pension and mutual fund advisory fees to increases in fund size. Regressions of the following form were run on both the pension and mutual fund data: Advisory Fee = a + b (Ln Size), where the advisory fees are scaled in whole basis points, and size is scaled in millions of dollars under management. The analysis yielded the following data:

Type	Degrees of Freedom	a Intercept (t stat)	b Ln Size (t stat)	Explained Variance
Mutual Funds	1,342	91 (41.8)	-3.5 (-9.3)	.06
Public Pension Funds	219	103 (14.2)	-11.4 (-9.1)	.27

The negative slope coefficient of both regressions indicates that advisory fees decline as the log of assets under management increases. Both slope coefficients are statistically significant. However, the slope coefficient for the pension fund regression is three times greater than the mutual fund regression. This reflects that pension fund fees are three times more sensitive to assets under management than mutual fund fees. The level of explained variance is more than four times greater for pension funds than mutual funds. This means that equity portfolio size explains only 6% of the variation of mutual fund advisory fees but 27% of pension advisory fee. Clearly there are variables other than fund size that impact advisory fees for both pension and mutual funds, and there is much more unexplained variance in the case of mutual funds than pension funds.

103. From Table 1, funds with greater than $5 billion in assets represented less than 5% of the total number of funds (92 out of 2161) but controlled 60% of the total assets under management.

104. *See* David A. Latzko, *Economies of Scale in Mutual Fund Administration*, 22 J. FIN. RES. 331 (1999).

It is clear that public pension fund portfolio managers are willing to accept lower fees for a greater commitment of funds under management. There is no evidence that managers of public pension fund equity portfolios are paid less than equity fund managers because they do less work or perform at a lower level. There are no well-known cost differences for the advisory function between managing an equity portfolio for a pension fund or a mutual fund. To the extent that fund shareholders require special attention, those added cost differences are absorbed by the fund as administrative costs. They do not serve to inflate advisory fees unless, of course, such costs are bundled with advisory fees in the particular fund's management contract. The authors conclude that the chief reason for substantial advisory fee level differences between equity pension fund portfolio managers and equity mutual fund portfolio managers is that advisory fees in the pension field are subject to a marketplace where arm's-length bargaining occurs. As a rule, fund shareholders neither benefit from arm's-length bargaining nor from prices that approximate those that arm's-length bargaining would yield were it the norm.

B. Portfolio Company Size and Investment Advisory Fees

It is common in the investment management business to characterize portfolios or funds by the market capitalization of the companies whose stock is held in the equity mutual fund portfolio. Company size is measured by the firm's market capitalization, defined as the product of the number of shares outstanding and the current market price per share. Generally, portfolios are labeled large, mid, or small cap (capitalization) portfolios. Definitions vary, but typically large cap companies/stocks have a total market value in excess of $10 billion, mid caps range from $1 to $10 billion, and small cap stocks are generally defined as having a market capitalization of less than $1 billion.

The pension and mutual fund samples were analyzed for fee differences based on market capitalization.[105] Of the 220 portfolios in the pension sample, 177 named large, mid, or small cap in their titles. Morningstar explicitly labels all funds for market capitalization. The results of the analysis are presented in Table 4.

105. It is generally recognized that investment managers charge higher fees for managing small and mid cap portfolios, although the explanation for this is not immediately obvious. One reason could be that information about large cap stocks is widely available, and the market for such stocks is generally viewed as highly efficient.

Table 4
Comparison of Public Pension and Mutual Fund Investment Advisory Fees for Portfolio Management of Large, Mid, and Small Capitalization Firms

	Public Pension Funds			Mutual Funds		
	Average Portfolio Size ($mm)	Number of Portfolios	Advisory Fees (Basis Pts)	Average Fund Size ($mm)	Number of Funds	Advisory Fees (Basis Pts)
Large-Cap	$555	92	21	$2,068	700	52
Mid-Cap	$421	17	42	$636	309	71
Small-Cap	$194	68	58	$374	334	71

Table 4 reveals that managers do indeed charge higher fees for managing small and mid cap portfolios. This pattern is observed for both pension fund portfolios and mutual fund portfolios. However, there are significant differences between the two samples. Mutual funds charge far higher fees in relation to pension fund portfolios for managing large cap portfolios. The weighted average large cap advisory fee of mutual funds is 52 basis points as compared to 21 basis points for pension fund portfolios (about 150% higher). Moreover, the average large cap mutual fund is almost four times larger than the average pension fund portfolio ($2 billion versus $555 million).

Mid and small cap portfolios exhibit similar, although attenuated, patterns. The weighted average mutual fund advisory fee for mid cap portfolios is about 70% higher than the pension advisory fee (71 versus 42 basis points) and about 20% higher (71 versus 58 basis points) for small mid cap portfolios. Thus, the most conspicuous example of high prices caused by the absence of market forces affecting equity mutual fund advisory fees is found in the large cap stocks sector. This is an important category. It dominates among the largest funds by asset size. Of the 100 largest mutual funds, 85 are large cap portfolios, and they represent 93% of the total assets of the 100 largest funds.

There are many ramifications of advisory fee rate disparities of 100% or more between those charged to mutual fund and non-fund clients by the same advisor. They are analyzed in the following section.

C. Individual Managers' Pricing: Fund Management vs. Pension Management

There were a total of 110 different money managers in the 220 pension portfolios examined. Thus, some portfolio managers were represented several times in the sample. In addition, many of the pension fund portfolio managers were also entities managing money for mutual funds. Table 5 presents data for a representative sample of the investment managers with multiple pension portfolios that also managed mutual fund portfolios. The table shows total pension assets, the number of pension portfolios, and the weighted average pension investment advisory fee. In addition, those mutual fund assets of the corresponding managers that met the screens for direct comparison with pension funds are presented. The table shows total assets, the number of funds and sub-funds, and the weighted average investment advisory fees.

Table 5
Comparison of Individual Manager Fees For Pension Portfolios and Mutual Funds

	Public Pension Portfolios			Mutual Funds			
	Total Assets ($mm)	Number of Portfolios	Weighted Average Advisory Fee	Total Assets ($mm)	Number of Portfolios	Number of Sub-Classes	Weighted Average Advisory Fee
Alliance Capital Mgt.	7,817	5	0.18%	24,577	4	16	0.84%
Ark Asset Mgt.	2,442	7	0.45%	929	4	11	0.77%
Brinson Partners	4,597	7	0.22%	644	3	5	0.72%
Loomis Sayles	1,178	3	0.20%	583	5	9	0.49%
Oppenheimer	2,780	3	0.17%	26,518	10	38	0.55%
Putnam Investments	2,113	6	0.31%	122,459	14	48	0.47%
Overall	20,927		0.23%	178,369			0.54%

Table 5 reveals that different investment managers apparently have widely different pricing policies.[106] Alliance Capital Management charged its mutual fund customers, on average, more than 350% more than its pension customer (84 basis points versus 18 for pension portfolios). Ark Asset Management, on the other hand, charged its mutual fund customers about 70% more, but with only about a third of the level of assets under management. Putnam Investment charged about 50% more, and Oppenheimer charged almost 300% more. Large cap portfolios tend to dominate the sample presented. This is reflected in the overall averages. The overall, weighted average pension advisory fee for these managers was 23 basis points, slightly less than the weighted average for all pension managers. The overall, weighted average investment advisory fee for mutual funds was 54 basis points, 2 basis points lower than the overall average.

106. Care must be taken in interpreting these data because the numbers for some managers include a mixture of investment styles and are thus not strictly comparable. For instance, Putnam manages six pension portfolios, comprised of two large and four small cap funds. Of the fourteen Putnam mutual funds, nine are large cap, three are mid cap and two are small cap. Moreover, where Putnam is concerned, there is a far higher level of mutual fund than pension fund assets under management. On the other hand, all of the Alliance Capital portfolios (pension and mutual funds) are large cap portfolios.

D. Externally Managed Vanguard Equity Fund Advisory Fees vs. the Fund Industry

It was noted earlier that the Vanguard Group of mutual funds tends to present lower expense ratios than the rest of the mutual fund industry. This is because Vanguard funds are run on the same basis as most companies in the economy: boards are unswervingly devoted to making as much money as possible—within legal constraints—for shareholders. Stated differently, the Vanguard funds are uncontaminated by the conflict of interest that affects most of the rest of the fund industry. Shareholders of Vanguard's externally managed equity funds thus benefit directly from their boards' ability and willingness to perform a task rarely undertaken in the fund industry—namely, to negotiate at arm's-length for lower investment management fees. This point is illustrated below in Table 6, which shows investment management fees for the ten actively managed domestic equity funds offered by the Vanguard Group as of the end of 1999.[107]

107. These data were obtained from the annual reports of the funds as of the dates shown in the right-hand column.

Table 6
Vanguard Investment Advisory Fees for Actively Managed Domestic Equity Funds

Fund	Investment Advisor	Base Fee (Basis Pts)	Actual Fee (Basis Pts)	Asset Size (billions)	Date
Capital Opportunity	PrimeCap Management	40	40	$5.4	10/99
Equity Income	Newell Associates Spare, Kaplan, Bischel & Assoc. John A. Levin & Co.	16	14	$2.4	9/99
Explorer	Granahan Investment Mgt. Wellington Management Chartwell Investment Ptrs	22	22	$4.1	10/99
Growth & Income	Franklin Portfolio Assoc.	9	8	$9.3	12/99
Morgan Growth	Wellington Management Franklin Portfolio Assoc.	11	11.5	$5.7	12/99
PRIMECAP	PrimeCap Management	19	19	$23.2	12/99
Selected Value	Barrow, Hanley, Mewhinney & Strauss	38	19	$0.2	10/99
US Growth	Lincoln Capital Mgt.	12	12	$19.7	8/99
Windsor	Wellington Management Sanford C. Bernstein & Co.	12	4	$23.2	10/99
Windsor II	Barrow, Hanley, Mewhinney & Strauss Equinox Capital Mgt. Tukman Capital Mgt.	12	11.5	$22.9	10/99
Weighted (Simple) Average		14.9	13.2	($11.6)	

Table 6 reveals that Vanguard is able to purchase investment advisory services for prices far lower than the industry as a whole. The weighted average base fee for the ten funds is 14.9 basis points: The base fee of the ten funds' average portfolio size is $11.6 billion. This is roughly in line with fees paid by pension funds for large portfolios. Table 3 reflects that the largest pension fund portfolios average 20 basis points for an average portfolio size of $1.5 billion (decile 10 in Table 3). Large mutual funds, on the other hand, pay 50 basis points on an average portfolio size of $9.7 billion (also decile 10 in Table 3), more than double the advisory fees pension funds pay and more than three times greater than the fees paid by the Vanguard Group.

The Vanguard Group aggressively negotiates performance fees as part of its investment advisory contracts. This practice causes the weighted average of actual fees paid to the Vanguard external managers, 13.2 basis points, to fall below the weighted average base fee. The chief reason for the difference between the weighted average base fee for the managers and the actual fees paid is due to the penalty assessed against the Windsor fund's managers for their under-performance. In all, five of the ten funds experienced investment advisory fee reductions as a result of unfavorable performance, and one fund, Morgan Growth, enjoyed a fee increase because of favorable results.

The Table 6 data vividly illustrates how cost benefits can be reaped by unconflicted boards. In round numbers, the actively managed Vanguard funds in the sample, holding aggregate assets of $11.6 billion, paid about $150 million in investment advisory fees. Had their advisory fees been subject to standard industry quality negotiations, the subject funds would have paid about $580 million in advisory fees at the prevailing fund industry rate of 50 basis points for large, externally managed equity portfolios. The Vanguard boards' aggressive, shareholder-oriented approach to buying advisory services on the free market thus generated a direct savings exceeding $425 million for the funds' shareholders in 1999 alone.

E. Further Evidence of Questionable Fund Industry Behavior: Charging High Advisory Fees for Passive Equity Portfolio Management

When a portfolio/fund is passively managed, there is no stock picking (active management) involved. Rather, the fund attempts to mimic the returns of some market index, such as the S&P 500 or the Wilshire 5000. Funds using this approach are called "index funds," and the process is called indexing.[108] Pension funds and mutual funds normally pay investment advisory fees for passive management, although in a sense the term is a misnomer. An indexed portfolio is much simpler to manage than an actively managed portfolio. The securities in the portfolio are fixed (except when changed by the index sponsor), and the manager's job is to minimize the tracking error with the index. This sometimes involves sampling a large subset of the index or the use of futures to deploy cash, but the basic process is essentially mechanical. Thus, little if any creativity is called for and personnel costs are kept to a minimum. For these reasons, investment advisory fees for passive management are typically much lower than for active management.[109]

To test whether the fee disparities previously found for external equity portfolio managers hold for index funds, the authors collected data on passive investment advisory fees for mutual funds, pension funds, and the Vanguard S&P 500 Fund.[110] The results are presented in Table 7.

108. *See, e.g.*, Jonathan Clements, *Getting Started: Index Funds Are Hot—But Which One?*, WALL ST. J., June 6, 1990, at C1.

109. *See, e.g.*, James A. White, *Investing Lessons of the Eighties: The Decade of Phenomenal Growth for Institutions*, WALL ST. J., Dec. 26, 1989, at C1, C17.

110. The analysis is limited to plain vanilla S&P 500 indexed portfolios. It is also common to find portfolios indexed to other indexes, such as the Russell 2000 or the Wilshire 5000 stock indexes. In addition, enhanced index funds are sometimes seen where there is a small active component on top of a basic passive approach.

Table 7
Comparison of Weighted Average Investment Advisory Fees on S&P 500 Index Funds for Pension Portfolios, Mutual Funds, and the Vanguard S&P 500 Index Fund

	Number of Funds/ Portfolios	Average Fund/Portfolio Size (billions)	Weighted Average Investment Advisory Fee (basis pts)
Mutual Funds Total	36	$2.1	20
Mutual Funds Reduced	31	$1.2	16
Pension Funds	20	$2.1	1.4
Vanguard S&P 500 Fund	1	$91.1	.01

Pension funds paid an average of 1.4 basis points to outside index fund managers. The average portfolio was $2.1 billion among the 20 pension fund portfolios examined. The typical mutual fund of the same size paid 20 basis points to their investment advisors. These results are confounded somewhat by the willingness of some funds' investment advisors to reduce total expenses.[111] Elimination of the five funds following this practice reduced the average portfolio size to $1.2 billion and the weighted average investment advisory fee to 16 basis points, a figure that is still more than ten times the weighted average pension index fund advisory fee. The Vanguard S&P 500 Fund (First Index) was a $91 billion fund as of October 1999. Examination of First Index's 1999 annual report revealed that Vanguard charged an investment advisory fee of $100,000 for the whole fund. This is equivalent to about 0.01 basis points.[112]

It is difficult to see how mutual fund investment advisors can justify advisory fees that are more than ten times greater than those charged for pension funds. Indexing is a mechanical process that is essentially identical for pension funds and mutual funds. In other words, the name or identity of the customer buying the service is not a valid justification for charging a higher or lower price. The indexing data further supports this Article's findings that fees for externally managed mutual funds are bloated; where arm's-length bargaining occurs, fees charged for an identical service are dramatically lower.

111. The best example of this is the Fidelity Spartan Fund. It was a $27 billion fund in October 1999 and the contractual (and actual) investment advisory fee was 24 basis points. However, by agreement, the expense ratio is limited to 19 basis points, and the procedure to accomplish this is a reduction in overall expenses. Unfortunately, this expense reduction cannot be uniquely associated with advisory or administrative expenses. In the final analysis, an overall expense ratio of 19 basis points, if maintained, is quite competitive and reasonable. *See supra* Table 2 (illustrating that, for large equity funds, average administrative fees alone approximated 17 basis points). This is not true of the remaining funds, which had a weighted average administrative fee of 18 basis points in addition to the 16 basis points investment advisory fee.

112. The expense ratio was 18 basis points, reflecting fund administrative costs. There were no distribution fees.

F. Analysis of Causes Underlying the Fund Industry's Dysfunctional Competitive System

1. Introduction

The fund industry is over-regulated and under-policed. The absence of a strong corrective influence should not be surprising. Those in control of an industry boasting over $7 trillion in liquid assets can afford superb lawyers, lobbyists, and public relations specialists. The fund industry has all of these in abundance. ICI President Matthew Fink energetically argues against major reform proposals,[113] contending that "[c]ompetition is working effectively in the interests of investors."[114] Lately, Congress has not shown interest in improving investors' remedies[115] and cannot be counted on to alter the way

113. *See, e.g.*, GAO REPORT, *supra* note 12, Appendix III, at 117-20 (Letter from Matthew P. Fink, President, on behalf of the Investment Company Institute defending the status quo in the face of the GAO's recommendation for enhanced shareholder disclosure). On the other hand, the ICI has taken some pro-shareholder positions, such as supporting increased funding for the SEC, privacy protection for shareholder information, and limitations on personal investing by fund managers. Lewis Braham, *A Raw Deal for Fund Shareholders*, BUS. WK., July 31, 2000, at 94.

114. *Improving Price Competition*, *supra* note 40, at (Statement of Matthew P. Fink, President, Investment Company Institute. Mr. Fink finds the mutual fund industry competitive to an extent other observers do not. For example, the GAO recently issued a detailed report finding that mutual funds generally do not attempt to compete with each other on the basis of costs; for example, price competition is muted. GAO REPORT, *supra* note 12, at 62-65. The report observed that "most economists view competition in the mutual fund industry as imperfect." *Id.* at 64. It also noted that there was some evidence that competition was not completely absent, pointing to the growing popularity of index funds and the fact that "the two largest fund groups are among the industry's low-cost providers." *Id.* at 65.

On behalf of the ICI, Mr. Fink greeted a preliminary version of the GAO's report as follows: "We agree with the draft report's conclusion that the mutual fund industry is highly competitive . . . ." Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III. In fact, the only use of the phrase "highly competitive" found in the GAO Report is in Mr. Fink's letter, which appears as an attachment. What the GAO actually found was this:

> [A]lthough thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisors generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Id. at 7.

115. The Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. § 78u-4 (West 1997), enacted over President Clinton's veto, is such a statute. It was designed to:

> (1) curb abusive practices in the conduct of securities class action suits; (2) put greater control over class action suits in the hands of large shareholders who are not "professional" plaintiffs; (3) require more detailed information about settlements to be disclosed to shareholders; (4) deter plaintiffs from bringing frivolous lawsuits by imposing sanctions in appropriate cases; (5) give courts discretion to grant early dismissal of suits; (6) provide a statutory safe harbor for forward looking statements; and (7) provide a cap on damages by limiting joint and several liability.

Laura R. Smith, *The Battle Between Plain Meaning and Legislative History: Which Will Decide the Standard for Pleading Scienter after the Private Securities Litigation Reform Act of 1995?*, 39 SANTA CLARA L. REV. 577, 577-78 (1999). Subsequently, sensing that plaintiffs were evading the PSLRA's reach by suing in state court, Congress preempted state law claims when raised in class action suits involving publicly-held companies by enacting the Securities Litigation Uniform Standards Act of 1998, Pub. L. No. 105-353, 112 Stat. 3227 (1998).

the fund industry chooses to conduct itself. The SEC generally has contented itself with presenting proposals destined to have little impact on the way most mutual funds do business.

In the courts, the industry's attorneys have enjoyed tremendous success in protecting management interests: the vast array of legal weaponry found in the securities laws and common law regularly comes to naught when targeted at mutual fund directors and investment advisors. Whatever the theory and wherever the forum, with impressive precision, fund shareholders' claims have been presented, scrutinized, and with scant exception, found wanting.[116]

2. Section 36(b) Case Law Safeguards the Status Quo

The traditional focal point of fund industry advisory fee litigation is section 36(b) of the Investment Company Act of 1940,[117] an express cause of action permitting fund fee payments to be attacked, subject to several severe limitations: (1) plaintiffs are not entitled to a jury trial;[118] (2) only shareholders or the SEC have standing to sue[119] (the fund may not sue for wrongs inflicted on it, as in a common law derivative suit); (3) plaintiffs have the burden of proof, meaning that self-dealing fiduciaries are relieved of the burden of proving fairness;[120] (4) damages are not recoverable for any period prior to one year before the action was instituted;[121] (5) recovery is limited to actual damages resulting from the breach of fiduciary duty and may not exceed the amount of the payments received by such recipient from the investment company or its security holders;[122] and (6) federal courts have exclusive jurisdiction.[123] On the less-weighty, pro-shareholder side of the ledger, section 36(b) lawsuits are immune from the strictures of the Private Securities Litigation Reform Act.[124] Section 36(b), though important in

116. Fund management companies have a sterling litigation record. *See* BAUMOL ET AL., *supra* note 2, at 68, 72-74, 84-85. Like Big Tobacco, fund sponsors to date have never paid a dime in damages in cases alleging excessive advisory fees; unlike the tobacco companies, they have never lost an advisory fee lawsuit on the merits. Most of the cases challenging fund fees as excessive have been settled; those that did not settle were dismissed. *Id.*

117. 15 U.S.C. § 80a-35(b) (1994).

118. *See* Kalish v. Franklin Advisors, Inc., 928 F.2d 590, 591 (2d Cir. 1991), *cert. denied*, 502 U.S. 818 (1991); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45, 46 (2d Cir. 1987), *cert. denied*, 485 U.S. 1034 (1988); Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 487 F. Supp. 999, 1001 (S.D.N.Y.), *aff'd*, 636 F.2d 16, 17 (2d Cir. 1980), *cert. denied*, 451 U.S. 910 (1981).

119. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (1994).

120. *Id.* § 80a-35(b)(1).

121. *Id.* § 80a-35(b)(3).

122. *Id.*

123. *Id.* § 80a-35(b)(5).

124. Pub. L. No. 104-67, 109 Stat. 737 (1995). Most fund shareholder class actions seeking relief under other federal theories are doomed by the Private Securities Litigation Reform Act of 1995. A case in point is *Castillo v. Dean Witter Discover & Co.*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). *Castillo* involved a class action brought by three Florida investors who had lost money after investing in Dean Witter's investment company offerings. Two of the class representatives, Castillo and Fernandez, were described as inexperienced and elderly. *Id.* at 91,092. Fernandez's investment of $15,000 in Dean Witter's "U.S. Government Securities Trust" represented "his life savings." *Id.* The third class representative, Chupka, was described as having "little knowledge of mutual funds prior to investing with Dean Witter." *Id.* Class actions against fund independent directors have been made particularly difficult by the new

setting standards for fund directors' fiduciary duties, is not the last word on the subject. Section 36(b) does not preempt state law fraud and fiduciary duty claims.[125]

The seminal case interpreting section 36(b) is *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[126] a suit brought by shareholders of Merrill Lynch Ready Assets Trust, a successful money market mutual fund. Between 1977 and 1981, the trust's assets had skyrocketed from $428 million to more than $19 billion, generating a jump in the fund's management fee from $1.6 million to $39 million.[127] The plaintiffs claimed that the fund was realizing cost savings through economies of size generated by the tremendous inflow of cash, which was being captured and kept by the fund's advisor in the form of higher profits. The plaintiffs contended that the cash should have been passed on to the fund's shareholders in the form of lower costs and higher net investment returns.[128]

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litigation. *See* Jordan Eth & Christopher A. Patz, *Securities Litigation and the Outside Director*, 33 REV. SEC. & COMMODITIES REG. 95 (2000).

For present purposes, plaintiffs' key claim was that Dean Witter secretly paid extra compensation to its brokers to cause them to push Dean Witter funds that were, unbeknownst to plaintiffs, higher priced and worse performers than other available funds. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,093. Because the suit was brought as a class action, the plaintiffs were required to satisfy the pleading requirements of the Private Securities Litigation Reform Act of 1995, and they failed miserably. *Id.* at 91,094. The first stumbling block was loss causation, *i.e.*, the need to connect the deception with the ensuing loss. *Id.* The court noted that what caused plaintiffs' damages was poor performance by the funds, an event unrelated to the compensation payments to the registered representatives who had sold them. The court thus found that loss causation had not properly been pleaded. *Id.* at 91,095.

The court likewise inspected and found wanting the various alleged misleading statements or omissions asserted by the plaintiffs. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,096-97. The court rejected out of hand the notion that Dean Witter owed an obligation to compare its funds' allegedly poor performances with competitors' products, finding, as a matter of law, that there is no obligation to disclose information about competitors' products. *Id.* at 91,097. Significantly, the court implied that placing such a burden on Dean Witter would be unfair because it would be hard for "the broker to define its competitors for purposes of comparison, particularly since the various holdings in mutual funds are different in innumerable respects." *Id.* at 91,097 n.10

As for the claim that plaintiffs were duped because they were not advised that Dean Witter brokers were paid extra compensation to favor Dean Witter funds, the court scolded: "Plaintiffs should have been aware that sale of a Dean Witter fund, as opposed to an outside fund, would mean greater compensation for the Dean Witter companies," and that requiring any special warning about salesperson conflicts would impose new duties never previously recognized under the securities laws. *Id.* at 91,098. Here the court simply was dead wrong. Receipt of secret profits by fiduciaries has long been recognized as grounds for a securities fraud suit. *See, e.g.*, Coburn v. Warner, 110 F. Supp. 850 (S.D.N.Y. 1953) (holding a secret commission actionable); SEC v. Kaweske, [1995-1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 98,950 at 93,600 (D. Colo. Nov. 28, 1995) (holding that secret commissions received by the fund advisor from issuers actionable). *See also* Investment Company Act Release No. 9470, 10 S.E.C. Docket 680, 681 n.3 (Oct. 4, 1976) ("It would raise serious questions under the anti-fraud provisions . . . for a broker-dealer to recommend a change of customer's investment . . . merely because such a change would result in compensation for the broker dealer."). The same view can be found under state law. *See* O'Malley v. Boris, 742 A.2d 845 (Del. 1999) (holding that brokerage firm's receipt of ownership interest in a fund management company in exchange for transfer of a firm's customer accounts to a new fund complex may be a material fact required to be disclosed to customers under Delaware fiduciary duty law).

125. *See* Green v. Fund Asset Mgmt., L.P., 245 F.3d 214 (3d Cir. 2001).

126. 694 F.2d 923 (2d Cir. 1982).

127. *Id.* at 930.

128. *Id.* at 928.

En route to affirming the district court's order dismissing the fund shareholders' claims, the Second Circuit articulated a number of precepts adopted by subsequent courts in 36(b) cases:

1. To be guilty of a violation of § 36(b) . . . the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. . . . To make this determination all pertinent facts must be weighed.[129]

2. In determining whether the foregoing standard is met, the following factors need to be weighed: (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the advisor-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; and (f) the independence and conscientiousness of the trustees.[130]

3. Though rates charged by other advisor-managers are a factor to be taken into account in evaluating reasonableness, the normally "unseverable relationship between the advisor—manager and the fund it services tends to weaken the weight to be given to rates charged by advisors of other similar funds."[131]

4. [The] argument that the lower fees charged by investment advisors to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must . . . be rejected.[132]

As the *Gartenberg* test's first prong demonstrates, section 36(b) exists to help insure that prices paid by fund shareholders reflect prices set through arm's-length bargaining. The test furnishes a blueprint for those interested in designing challenges to allegedly oppressive fee regimes. Nevertheless, despite gaping differences between fee schedules for advisory services used in the fund industry and elsewhere, no plaintiff has yet met the *Gartenberg* burden of proving that fees extracted from a given fund are "unreasonably unreasonable."[133] A central problem has been investors' inability to generate the data needed to discharge their burden of proof.

129. *Id.* at 928-29.
130. *Id.* at 929-32.
131. *Gartenburg*, 694 F.2d at 929.
132. *Id.* at 930 n.3. The court justified its ruling on this point on the grounds that "[t]he nature and extent of the services required by each type of fund differ sharply. . . . [T]he pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days." *Id.*
133. The term was coined by Judge Henry Friendly in discussing the role of courts in reviewing fund fee cases:

> There is a common law liability of directors for waste, and while a plaintiff who seeks to prevail on that score may have to show that the fee is not merely unreasonable but unreasonably unreasonable, a court still has the job of comparing what has been done with what has been received.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 610 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

The *Gartenberg* plaintiffs failed to prove either the presence of economies of scale or the advisor's failure to share them with the fund.[134] The plaintiffs' efforts to show unreasonableness by pointing to rates charged by other fund managers were rejected on the stated ground that fees charged by other advisors have little relevance because advisors do not bid against each other in an effort to gain more fund assets to manage.[135] Thus, fund advisors' concerted refusal to compete with each other inures to their advantage to the extent it insulates the fund industry's advisory fee price structure from comparison with fee structures in related fields, such as the market for pension advisory services, where arm's-length bargaining over fees occurs not just in theory but in fact. Happily for equity fund shareholders, *Gartenberg*'s refusal to allow use of comparative fee data seems limited to the facts before the court. In *Gartenberg*, the court was addressing use of pension fund fee data in a suit challenging fee levels in a money market fund. The court's ruling on admissibility would have no force in an apples-to-apples suit where equity pension fund fee levels are compared to fee levels for an equity mutual fund.

Nonetheless, in *Kalish v. Franklin Advisors, Inc.*,[136] the district court dismissed fiduciary duty claims against the defendant fund investment advisor, holding that it was improper to compare the profitability of fund managers to earnings reaped elsewhere in the financial services area: "[T]o the extent that comparisons are probative at all, a mutual fund advisor-manager must be compared with members of an appropriate universe: advisor-managers of similar funds."[137] The fund in *Kalish* invested in GNMA securities. The court in *Kalish* held, in essence, that the designation "similar funds" required disregarding evidence drawn from comparison with Vanguard group's low-cost GNMA fund.[138] The court branded any comparison with Vanguard "seriously flawed,"[139] even though Vanguard's GNMA fund, like Franklin's, was managed by an external investment advisor.[140] The court focused on factors that distinguished Vanguard funds as unique including their internal management and their tendency to furnish

134. *Gartenberg*, 694 F.2d at 931.

135.

> We disagree with the district court's suggestions that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisors to funds managed by them, that the "price charged by advisors to those funds establishes the free and open market level for fiduciary compensation," that the "market price . . . serves as a standard to test the fairness of the investment advisory fee," and that a fee is fair if it "is in harmony with the broad and prevailing market choice available to the investor." Competition between money market funds for shareholder business does not support an inference that competition must therefore also exist between advisor-managers for fund business. The former may be vigorous even though the latter is virtually non-existent. Each is governed by different forces. Reliance on prevailing industry advisory fees will not satisfy § 36(b).

Gartenberg, 694 F.2d at 929 (internal citations omitted).

136. 742 F. Supp. 1222 (S.D.N.Y. 1990).

137. *Id.* at 1237.

138. *See id.* at 1230, 1250 (discussing and rejecting the Vanguard analogy).

139. *Id.* at 1250.

140. *Id.* at 1231. Distinguishing factors focused on by the court were that the Vanguard funds were unique due to their internal management and their tendency to furnish "corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis. *Kalish*, 742 F. Supp. at 1231.

"corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis.[141] The court viewed the low advisory fee (.03%) charged by the Vanguard GNMA fund's external advisor, Wellington Management Company, as attributable to the "the great buying power possessed by the Vanguard group."[142] Not mentioned by the court was another plausible justification that the Vanguard fund's board had bargained effectively and aggressively with Wellington to serve Vanguard's shareholders' interests. The court in *Kalish* likewise implied that Wellington had cut its fees for Vanguard's GNMA fund in an effort to win advisory contracts at other Vanguard funds.[143] An expert in the financial services field offered a one-word appraisal of the *Kalish* court's refusal to accept the Vanguard GNMA analogy argued by plaintiffs: "Heresy."[144]

The district courts in *Krinsk v. Fund Asset Management, Inc.*[145] and *Schuyt v. T. Rowe Price Prime Reserve Fund, Inc.*[146]were equally willing to favor industry defense arguments. Like *Gartenberg*, each dealt with attacks under section 36(b) on advisory fee levels assessed against shareholders of money market mutual funds. The court in *Krinsk* dismissed a fiduciary duty claim against Merrill Lynch, advisor to CMA Money Fund, under section 36(b),[147] and also dismissed a proxy claim under 14a-9.[148] In construing the *Gartenberg* factors, the court in *Krinsk* made a number of significant rulings. First, the court held that plaintiffs would not be permitted to prove that the fund's performance, lauded by the advisor as being "at or near the top of money market funds,"[149] was actually inferior when analyzed on a "risk-adjusted" basis taking into account the portfolio's volatility.[150] Seizing on the fact that the SEC did not require risk-adjusted performance ratings, the court rejected the "concept of 'risk-adjusted' return as a standard of fund performance measurement."[151]

On the crucial issue of the advisor's profitability, the court in *Krinsk* received three expert reports presenting widely varying findings. Plaintiffs' expert testified that in 1984, the CMA generated pre-tax profits for Merrill Lynch of $47.5 million and a pre-tax return on revenues of 28.5%.[152] Merrill Lynch's chief expert reported a loss of $77 million and a *negative* profitability percentage of 55.8.[153] The court understated the issue when it

141. *Id.* (quoting a letter sent to the defendant from Lipper Analytical Services, Inc., a leading source on statistics of mutual fund performance).

142. *Id.* (same).

143. *Id.*

144. Interview with Richard Ennis, Founder and former Chief Executive Officer, Ennis, Knupp & Assoc. (July 19, 2000).

145. 715 F. Supp. 472 (S.D.N.Y. 1988).

146. 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987), *cert. denied*, 485 U.S. 1034 (1988).

147. *Krinsk*, 715 F. Supp. at 502-03.

148. *Id.* at 503.

149. *Id.* at 487.

150. *Id.* This was a dubious ruling. One observer has found that one of the fund industry's chief disclosure shortcomings is that "there is little quantitative risk disclosure. Quantitative measures of risk can greatly aid in judging the quality of a mutual fund." *Improving Price Competition*, *supra* note 40, at 53 (1998) (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

151. *Krinsk*, 715 F. Supp. at 487.

152. *Id.* at 489 (citing to tables within the case).

153. *Id.* (citing to tables within the case).

held that "it is safe to say that fee based profits fall somewhere in the range between the [two] positions."[154] After disparaging both sides' presentation on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%."[155] It is not a credit to either side's lawyering that the court was left to guess at what the advisory fee netted the fund's advisor.[156] Moreover, given the court's obvious uncertainty about the advisory contract's profitability, it is difficult to conclude that the fund's directors were better educated, and this is bothersome. For the defense to win a case alleging a breach of fiduciary duty rooted in an unfair compensation charge, one would expect the court and the fund's directors to demonstrate a clear understanding of the advisory contract's profitability to the advisor.

Plaintiffs' fundamental problem in *Krinsk* thus mirrored the problems encountered in *Gartenburg* and *Kalish*: a lack of solid proof.[157] As in *Gartenburg* and *Kalish*, the court in *Krinsk* evaluated comparable expense ratios in a way that was highly favorable to the defense.[158] The court found that expense ratios for stand-alone money market funds were less relevant than for other brokerage money management accounts, and, citing *Gartenberg*, that comparison with even those funds was of "limited value due to the lack of competition among advisors for fund business."[159] The court found that the CMA Fund expense ratio placed it in the "middle range" among similar funds.[160]

The court in *Krinsk* found totally irrelevant the fact that, over and above its charging a level of costs placing it in the middle of its peer group, fund advisor Merrill Lynch pocketed an additional $65 million from a $65 annual fee it assessed against each of its one million CMA investors.[161] The "irrelevant" annual fee paid by the fund's

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154. *Id.* Merrill Lynch's average annual profitability for 1984 to 1986 according to the plaintiff was 40.4%; the defendants' expert estimated average profitability for the same period to be 32.7%. *Id.* at 494.

155. *Krinsk*, 715 F. Supp. at 494.

156. The defense lawyers certainly would dispute this point; after all, they won. On the other hand, given that the *Gartenberg* test requires that the fund's directors weigh "the profitability of the fund to the advisor-manager," the inability of the defense credibly to advance a profitability number does not speak well for either the defense's presentation or the Franklin directors' discharge of their investigative duties. *Krinsk*, 875 F.2d at 409, citing *Gartenburg*, 694 F.2d at 929-30.

157. The court in *Krinsk* likewise found the plaintiffs unable to quantify fall-out benefits accruing to Merrill Lynch flowing from (1) "commission profits from trades in the CMA program securities account;" (2) "margin interest;" (3) "management fees derived from funds other than the Fund within the CMA program;" (4) earnings from sales of products and services outside the program, but sold to Fund customers; and (5) profits earned by affiliates who transact business with the Fund. *Krinsk*, 715 F. Supp. at 494. Failure to quantify the fall-out left the plaintiff with no means of showing they contributed to the advisory fee being unreasonably high. *Id.* at 494-96. Likewise, plaintiffs failed to show Merrill Lynch benefitted from economies of scale, because they never quantified the existence and size of any economies realized. *Id.* at 496. The court held that it is not enough to show that costs decreased as the fund grew in size; the per unit cost of providing management services directly to the Fund decreases as the Fund grows, but "the per unit cost of servicing Fund shareholders does not." *Id.* The court found that money fund shareholders "tend to transfer money in and out of their funds on a regular basis," with per unit processing costs remaining constant, and not varying with the size of the fund or the number of accounts. *Id.*

158. *See Krinsk*, 715 F. Supp. at 497.

159. *Id.*

160. *Id.* In 1985, the fund had approximately one million shareholders. Janet Bamford, *See You In Court*, FORBES, Sept. 9, 1985, at 144.

161. *Krinsk*, 715 F. Supp., at 497-98.

shareholders alone generated enormous revenue for Merrill Lynch, exceeding the total amount of the fund's advisory fee.[162] The court's justification for ignoring the $65 million item was that the fee was mandatory for all Merrill Lynch CMA shareholders having cash management accounts, whether they used the CMA fund or not. It viewed the payment as "a reasonable means by which to seek to hedge against the entrepreneurial risk incurred in setting up and maintaining the CMA."[163] There is another way to characterize the annual fee: cash cow.[164]

Schuyt presents a case study of fund directors' fee-setting behavior. The fund in question had experienced ten-fold growth over three years.[165] The advisor's pre-tax profit margin had escalated from 57% for the first nine months of 1979,[166] to 59.1% for the entire year,[167] to 66.8% for 1980,[168] and to 77.3% for 1981.[169] The court in *Schuyt* approved the directors' behavior based on the *Gartenberg* factors,[170] faulting plaintiff's experts for failing to address them in detail.[171] In the course of its favorable appraisal of

162. The advisory fee for 1985 was under $64 million. *Id.* at 479.

163. *Id.* at 498.

164. Well appreciating the importance of the court's ruling that the annual fee was not subject to scrutiny under section 36(b), Merrill Lynch reacted in a predictably entrepreneurial way—it hiked the fee to $100 per year, and, for good measure, added a $25 annual charge for shareholders who wanted a Visa Gold card. Andrew Leckey, *Money Market Accounts Try to Woo Clients*, ST. LOUIS POST-DISPATCH, Mar. 18, 1993, *available at* LEXIS, Curnws File. By 1996, Merrill Lynch had 1.3 million CMA accounts. *Merrill Lynch Introduces the CMA Global Gold Travel Awards Program: First Offering of its Kind from a Brokerage Firm*, PR NEWSWIRE, Feb. 26, 1996, *available in* LEXIS, Curnws File. For the fiscal years ending Mar. 31, 1994, 1995, and 1996, the total advisory fees paid by the Money Market Fund to the Investment Advisor aggregated $101,568,034, $104,060,839, and $124,239,520, respectively. CMA MONEY FUND PROSPECTUS, July 26, 1996, at 12, LEXIS, Company Library, EdgarPlus File. This means that, by 1996, the legally meaningless CMA annual fee alone generated in that year more revenue than the advisory fee for that year, and twice the advisory revenues attacked as excessive ten years earlier in *Krinsk*.

165. *Schuyt*, 663 F. Supp. at 964. The court was impressed. It variously described the fund's growth as "unprecedented," *id.* at 980 n.53, "amazing," *id.*, and "astonishing," *id.* at 966.

166. *Id.* at 968.

167. *Schuyt*, 663 F. Supp. at 979.

168. *Id.* at 978-79.

169. *Id.* at 979. In blessing such a munificent return for the advisor, the court cautioned that it was "not holding that a profit margin of up to 77.3% can never be excessive. In fact, under other circumstances, such a profit margin could very well be excessive." *Id.* at 989 n.77. In *Strougo v. BEA Assocs.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,742, at 93,611 (S.D.N.Y. Jan. 19, 2000), a closed-end fund advisory fee case, the district court recognized another way to establish under section 36(b) that advisory fee levels are unfairly high: contrast the advisor's take with shareholders' total return. In *Strougo*, for fiscal years 1997 and 1998, the advisor's net fee equaled 46.0% and 42.3% of the fund's total investment income. *Id.* ¶ 93,616. In light of the fund's poor performance relative to peer funds, these numbers made it "impossible to say, as a matter of law, that the net advisor fee . . . is not disproportionately large enough to bear an unreasonable relationship to the services rendered by that advisor." *Id.*

170. The factors are articulated in *supra* text accompanying notes 129-32. The *Schuyt* court's explanation of how the directors' conduct militated in favor of a defense verdict in light of those factors is found in *Schuyt*, 663 F. Supp. at 974-88.

171. *Schuyt*, 663 F. Supp. at 973-74. Defendants' expert fared little better. His position that fees were not excessive rested in part on his contention that "the market for advisors . . . [is] sufficiently competitive to prevent excess profits." *Id.* at 974 n.39. The problem with this testimony, of course, is that it is untrue; it flies in the face of *Gartenberg's* finding that fund shareholders are basically locked into buying services from their current advisor. "[I]nvestment advisors seldom, if ever, compete with each other for advisory contracts with mutual funds." *Id.* (quoting Gartenburg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d. Cir. 1982)).

the directors' behavior, the court approved of this formulation of directors' duties by the lawyer who served as independent counsel to the fund's independent directors: "The basic test is whether the directors can satisfy themselves that the information that is available provides a reasonable basis for judgment that the benefits of the economies of scale are, in fact, shared by the advisor with the Fund . . . ."[172]

Though the court recognized that other funds' fee schedules were relevant, indeed, "significant to economies of scale,"[173] it rejected the attempts of the plaintiff's experts to show excessiveness by comparing the advisory fee to the fees they charged "to its private counsel accounts and fees charged by others for performing different types of services,"[174] faulting the expert for failing to correlate the nature of the services provided in the different settings.[175]

While *Schuyt* can be read to leave the door open to proof of excessiveness built in part on evidence of fees charged by the advisor in other venues, the court also emphatically rejected use of fee rates used by banks and trust companies in rendering advisory services outside the fund industry, finding such services "unrelated to the advisory services at issue in this case" and ineligible for consideration under *Gartenberg*.[176] The court in *Schuyt* dismissed the idea that advisory fees charged outside the fund industry could furnish helpful guidance, contending, as did the appellate court in *Gartenberg*, that managers in other venues are not required to cope with processing numerous purchases and redemptions each day.[177] This is a very questionable distinction, at least when the issue is the advisory fee level. It is true, of course, that daily shareholder redemptions add costs to mutual fund administration, and the redemption feature distinguishes mutual funds from other professionally managed investment portfolios, such as pension and endowment funds. On the other hand, the costs associated with the characteristics that make mutual funds unique (such as the need for daily pricing of portfolio securities) tend to be nominal,[178] and in any event, get realized as administrative expenses.

172. *Schuyt*, 663 F. Supp. at 969 n.20 (quoting Exhibit AL, at 11). *See also id.* at 970 n.25 (restating "the basic test").

173. *Id.* at 972 n.34.

174. *Id.* at 973 n.38.

175. *Id.* at 973-74 n.38.

> In making his comparison . . . Mr. Silver neglected to inquire about the services provided to [T. Rowe Price's private] counsel clients . . . and was therefore unable to compare the fees charged to the fund to the fees charged to counsel clients. The evidence before this Court clearly indicates that if Mr. Silver had made such an inquiry, he would have found that the types of services provided by the Advisor to the Fund and private counsel clients differ substantially.

Schuyt, 663 F. Supp. at 973-74 n.38.

176. *Id.* at 974 n.38.

177. In so holding, the court cited *Gartenberg* for the proposition that "fee rates of advisors to non-mutual fund clients should not be used as criterion for determining fairness of mutual fund fees because advisors to other types of entities perform services that do not involve a myriad of daily purchases and redemptions." *Id.* The court in *Schuyt* later explained that, "due to the unique nature of the services provided by money market advisors and the industry, the Court finds there were no fee schedules from the competitive market that could have appropriately guided the directors." *Id.* at 983-84.

178. The authors analyzed fund accounting fees presented in Lipper Analytical's mutual fund data. They found that weighted average fund accounting fees amounted to about two basis points of funds' weighted average net assets.

For equity mutual funds, share redemption results in few, if any, added portfolio management costs. Fees paid by the Vanguard group to the outside portfolio managers it hires are rock bottom and comparable to equity pension fund management costs. The asset pools managed by those advisors are, as with the case of all funds, subject to fluctuation as new sales arise and shareholders redeem. In truth, portfolio management costs are subject to substantial economies of scale, as the authors' empirical research shows.[179]

Included in the plaintiff's allegations in *Schuyt* was the charge that the fund's shareholders had been misled, in violation of Rule 14a-9 under the Securities Exchange Act of 1934, due to a failure to disclose to them in a proxy solicitation information concerning the profitability of the advisory contract to the advisor.[180] The court held that, from the standpoint of the fund's shareholders, information disclosing the advisory contract's profitability to the advisor was immaterial as a matter of law.[181] The court found "that the omitted profitability information is neither accurate nor significant enough to influence the vote of investors . . . ."[182]

Obvious problems exist with the court's 14a-9 ruling. First, the court applied an improper test. In a 14a-9 case, the materiality test is not whether the omitted fact would cause an investor to change his or her vote; the voting decision need not be altered.[183] All that is necessary is that there be a substantial likelihood that a reasonable investor would consider the fact important.[184] Adding to the seriousness of the court's analytical error was its willingness to shrug off the need for disclosure on the ground that the profitability information that would have been disseminated about the advisory contract was inaccurate. The court thus turned a blind eye to the fact that the advisor and the fund directors were using and relying on inaccurate profitability data, a circumstance that a reasonable shareholder surely could have viewed as material, particularly in light of the court's finding that the advisor's pre-tax profit margin was an astronomical 77%. Without detailed discussion, the Second Circuit affirmed the lower court's ruling in *Schuyt* two days after it was argued, "substantially for the reasons stated in Judge Ward's thorough opinion . . . ."[185]

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179. See *supra* notes 93-105 and accompanying text.

180. *Schuyt*, 663 F. Supp. at 989.

181. *Id.* at 990. "[A] reasonable shareholder would not consider profitability information important when voting on the investment advisory agreement." *Id.* The court justified its immateriality ruling on the ground that the SEC did not require disclosure and lacked proof that "such profitability information is commonly provided in proxy statements by others in the money market industry." *Id.* According to one SEC official, disclosure of information about the advisor's profitability in fund proxy statements "has somewhat of a checkered past," and is not expressly required. Letter from Anthony A. Vertuno, Senior Special Counsel, SEC, Division of Investment Management, to John C. Bogle, Chairman, The Vanguard Group (Feb. 29, 1996) (on file with author). Funds must disclose factors weighed by the board in setting the advisory fee, including advisor profitability which "is often considered by a fund's board," but the disclosure may be made "without specific numbers." *Id.* In short, on the crucial issue of disclosure to fund shareholders about the dollars paid for advisory services, the SEC tolerates, and thus abets, nondisclosure or, at best, weak, generalized disclosure.

182. *Schuyt*, 663 F. Supp. at 990.

183. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 448-49 (1976).

184. *See infra* note 219.

185. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 835 F.2d 45, 46 (2d Cir. 1987).

3. Problems With the Gartenberg *Test As Applied*

Gartenberg's reasonableness test is unexceptionable in theory; in practice, it is a failure. The reasonableness test's starting point is fair; it is a demand that fees be equivalent to those resulting from "arm's-length bargaining." The next part of the test demands that among the factors that "are to be considered" are "comparative fee structures."[186] So far, so good. What happens next is not good; *Gartenberg*'s pro-investor logic becomes perverted. Post-*Gartenberg* courts have improperly denied the relevance of advisory fee structures actually set by arm's-length bargaining (as in the pension fund advisory fee analogy). Low-cost fee structures charged by other funds (like Vanguard's) are likewise found essentially irrelevant, if for no other reason than the fact that, because fund advisors refuse to compete against each other for advisory business, lower prices are not available to the fund. Misapplication of the *Gartenberg* criteria has led to a tilted playing field. The absence of a competitive market has not become a reason for enhanced scrutiny, but a justification for fitting the judiciary with blinders.

Problems prevail with the judiciary's refusal to consider and learn from free market pricing patterns. The *Kalish* court's refusal to credit the Vanguard analogy is absurd. Vanguard competes directly with all other funds for investors' money. Its pricing structure is relevant precisely because its low cost orientation provides a yardstick for measuring the reasonableness of other funds' fee structures.[187] To say that Vanguard's fee schedules are irrelevant just because the Vanguard managers, like most other corporate managers in the economy, operate with an eye single to their shareholders' interests, only calls attention to the peculiarity of the fund industry's default management structure. Likewise, it is foolish to say that fee levels charged by pension funds' external advisors have no relevance to mutual fund advisory services. If, as *Gartenberg* insists, free market pricing (or "arm's-length bargaining") is relevant to the examination of fees under section 36(b), then all pertinent evidence should be marshaled and scrutinized. This includes prices set in the free market for the same commodity, whether by Vanguard funds, pension funds, endowment funds, or other institutional investors. Again, it is improper to read *Gartenberg* as barring such evidence, for the court in that case held the pension fund advisory fee data was irrelevant to the claim only because the fund in question was a money market fund; had it been a bond or equity fund, the court almost certainly would have allowed the comparison.

Moreover, analogies to establish fairness by fiduciaries can play a major role in addressing misconduct in the securities field. For example, experts testifying in individual brokerage account churning cases today are free to support their opinions with turnover rate data drawn from mutual fund prospectuses.[188] Another securities area where argument by analogy has been accepted relates to excessive markups. In *Grandon v. Merrill Lynch & Co.*,[189] the Second Circuit had no difficulty analogizing to markup

186. *See Krinsk*, 875 F.2d at 409 (enumerating the *Gartenberg* factors).

187. *See* Rosenthal, *supra* note 77, at 1 ("[S]ome directors are already pondering what, if anything, they should do to lower fees.... Jenine Stranjord, independent trustee with American Century Investments, notes that as more investors move to Vanguard, mutual funds will have to re-look at fees.").

188. Both authors are personally familiar with the practice. The scholarly support for the practice stems from Donald Arthur Winslow & Seth C. Anderson, *A Model for Determining the Excessive Trading Element in Churning Claims*, 68 N.C. L. REV. 327 (1990).

189. 147 F.3d 184 (2d Cir. 1998).

limits on equity securities en route to holding that plaintiffs had stated a cause of action based on allegedly excessive, undisclosed markups for municipal securities. There is another reason why *Grandon* is pertinent here. In *Grandon*, the court dealt with a material nondisclosure issue and held that investors are entitled to be informed when the prices charged them are not reasonably related to prices charged in "an open and competitive market."[190] The authors do not understand why fund shareholders deserve a lower caliber of disclosure than investors trading municipal securities. Advisors who milk fund shareholders by charging them prices for advisory services well beyond those charged other institutions, such as pension funds, risk liability if the duty of full disclosure that *Grandon* espouses for bond market pricing gets transplanted and takes root in fund advisory fee litigation.[191]

4. The Missing Ingredient: Admissible, Compelling Data

Plaintiffs' inability to discharge their burden of proof in fully litigated fund advisory fee cases highlights a grave problem confronting plaintiffs in every suit under section 36(b) charging unreasonable fee levels: a lack of accurate supporting data. When legislation to address perceived problems with fund fee levels was considered by Congress in 1967, Professor Ernest Folk testified that saddling plaintiffs with the burden of showing that fees were excessive "unduly favors management,"[192] since fund shareholders do not have access to crucial data relating to the quality of the services provided, economies of scale, or the value of all benefits received by the advisor through its control position.[193] Congress refused, however, to shift the burden of proving fairness from the shareholder to the advisor as Professor Folk advocated.[194] This lack of data sealed the fate of the plaintiffs in *Gartenberg*, *Schuyt*, *Kalish*, and *Krinsk*.[195]

The absence of quality data still presents problems for those willing to question the status quo. Most recently, the GAO's detailed study was "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available."[196] When a federal agency, conducting an investigation at the urging of a

190. *Id.* at 189-90.

191. *See* Simon, *supra* note 10, at 130 ("What we have learned is not likely to endear your fund sponsor to you. Among our findings: You pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up.").

192. *Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 801 (1967) (statement of Ernest Folk, Professor of Law, University of North Carolina).

193. *Id.* at 803-04.

194. Then SEC Chairman Manuel Cohen testified that the Commission did not object to Professor Folk's burden-shifting proposal. *Id.* at 738.

195. Indeed, the Second Circuit in *Gartenberg* explicitly called attention to the plaintiffs' failure of proof:

> Our affirmance is not a holding that the fee contract between the Fund and the Manager is fair and reasonable. We merely conclude that on this record appellants failed to prove by a preponderance of the evidence a breach of fiduciary duty. Whether a violation of § 36(b) might be established through more probative evidence . . . must therefore remain a matter of speculation.

Gartenberg, 694 F.2d at 933.

196. GAO REPORT, *supra* note 12, at 33.

congressional committee, comes up empty-handed in its search for facts, it is obvious that there is a data shortage. This shortage works in favor of fund sponsors and against the interest of fund shareholders.

In truth, fund managers are blessed with a doubly favored litigation posture in fee cases: they do not have the burden of justifying their behavior and, at least prior to litigation, their adversaries are not privy to the crucial data needed to show abusive behavior. *Gartenberg*, as misinterpreted by subsequent courts, has unfairly hindered attacks on excessive fund fees. It is no wonder that recent fund litigation reflects a shift in focus away from excessive compensation claims.[197]

From the standpoint of fund shareholders, about the best that can be said of the *Gartenberg* line of cases is that they are confined to their facts. Three of the four cases—*Gartenberg*, *Krinsk*, and *Schuyt*—concerned money market fund advisory fees[198] and thus are easily distinguishable in an equity fund advisory fee case. *Kalish* dealt with a bond fund. To the extent that price competition or sensitivity to operating cost levels exists in the fund industry, it is most evident in the money market and bond fund segments.[199] None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. Whether a future court will accept such an analogy may depend on the care taken by the plaintiff's expert to develop, explain, and defend his or her reasoning.

197. *See* James N. Benedict et al., *Recent Trends in Litigation Under the Investment Company Act of 1940*, 32 REV. SEC. & COMMODITIES REG. 165 (1999). For example, in *Strougo v. Scudder Stevens & Clark*, plaintiffs pressed and won the argument that, in the context of a fund complex, payments to directors for serving on multiple boards could "call into question the director's independence from the manager of the complex." 964 F. Supp. 783, 795 (S.D.N.Y. 1997). This simple and straight-forward ruling enabled the plaintiffs to avoid the demand condition precedent to filing a derivative suit alleging state claims against the directors. The case "ignited a firestorm in the investment company world," leading to legislation in Maryland designed to change state law to eliminate any benefit to litigants seeking to exploit the ruling. *See* James J. Hanks, Jr., *Straightening Out* Strougo: *The Maryland Legislative Response to* Strougo v. Scudder, Stevens & Clark, Inc., 1 VILL. J.L. & INV. MGM'T 21 (1999). The Maryland legislation designed to choke off the litigation inroad made by the plaintiff in *Strougo* subsequently was held unconstitutional by Maryland's Court of Appeals in *Migdal v. Maryland*, 747 A.2d 1225 (Md. 2000).

198. Another money market fund case that has been litigated is *Meyer v. Oppenheimer*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd*, 764 F.2d 76 (2d Cir. 1985). *Meyer* started as an action under section 36(b) attacking advisory fees charged against the Daily Cash Accumulation Fund. That case was settled. *Meyer*, 609 F. Supp. at 381-82. The fund board subsequently adopted a Rule 12b-1 plan that caused certain costs to be shifted to fund shareholders which previously had been borne by brokerage firms distributing the fund. This was attacked under section 36(b) and other theories as a violation of the terms of the settlement agreement, and that charge ultimately was rejected. Like the other 36(b) cases, the section 36(b) claim in *Meyer* failed due to a lack of proof. *Id.* at 680-81. Interestingly, the Second Circuit expressly recommended that, on remand, the district court invite comment from the SEC. *Meyer*, 764 F.2d at 85. But when later invited, the SEC declined to participate. *Meyer*, 691 F. Supp. at 680-81. *Meyer* thus was litigated less like a full-blown advisory fee case, and more like a lawsuit alleging breach of a settlement agreement capping compensation.

199. GAO REPORT, *supra* note 12, at 62-63.

G. Critiquing the Industry's Defense of the Status Quo

1. The Industry's Position: Rampant Competition

In his testimony before Congress in September 1999, ICI President Matthew Fink used some form of the word "compete" more than twenty-five times. His central theme was that the fund industry is the embodiment of competitive perfection: "[b]ecause of the sheer number of competitors, stringent government regulation, clear disclosure, low barriers to entry, and high scrutiny by the media, the mutual fund marketplace is a near textbook example of a competitive market structure."[200]

Insofar as he was referring to price competition, Mr. Fink's quoted claim is right in only two respects, both insignificant. It is true that, in a sense, the fund industry features low barriers to entry (a fund's initial capital may be as low as $100,000),[201] and there are a large number of funds available in the marketplace, at present more than 10,000.[202]

200. *Improving Price Competition*, *supra* note 40, at 79-93 (statement of Matthew P. Fink, President, Investment Company Institute). In fairness, Mr. Fink is not alone in extolling the fund industry's alleged competitiveness. *See, e.g.*, Alyssa A. Lappen, *Funds Follies*, INST. INV., Oct. 1993, at 39 ("[A] pressing concern [is] quite simply, whether the nation's banks, as a group, have the financial—or intellectual—wherewithal to succeed in the ferociously competitive mutual fund business."); Edward B. Rock, *Foxes and Hen Houses?: Personal Trading by Mutual Fund Managers*, 73 WASH. U. L.Q. 1601, 1641 (1994) ("[P]roduct markets that are as competitive as the market for mutual funds . . . provide firms with strong incentives to adopt optimal personal trading policies."); Wallace Wen Yeu Wang, *Corporate Versus Contractual Mutual Funds: An Evaluation of Structure and Governance*, 69 WASH. L. REV. 927, 965 (1994) ("[M]utual funds operate in a very efficient and competitive market."); see also *The Financial Institutions Equity Act of 1984 Written Statement of the Investment Company Institute Hearing on H.R. 5734: Before the House Comm. on Banking, Finance and Urban Affairs*, 98th Cong. (statement of David Silver, President of Investment Company Institute), *reprinted in* PLI, THIRD ANNUAL FINANCIAL SERVICES INSTITUTE 579, 581 (1984) ("The mutual fund industry is a vigorous and highly competitive business. We are therefore vitally concerned with any legislation or regulation which would hinder free and open competition."). Mr. Wang's claim that the fund industry is competitive was premised on a cite to the "Fact Book," put out by the ICI, the fund industry's trade association, for the proposition that "[a]t the end of 1990 there were more than 3,108 mutual funds in the United States. These funds offer similar services, with competitive fees." Wang, *supra* note 200, at 965 n.159. The ICI has been accused of excessive bias in favor of fund advisors, to the detriment of fund shareholders. Braham, *supra* note 113, at 94.

201. Schonfeld & Kerwin, *supra* note 20, at 108. The requirement stems from section 14(a) of the Investment Company Act, 15 U.S.C. § 80a-15(a) (1994), which bars funds from making public offerings before their net worth equals $100,000. On the other hand, according to some industry observers, free entry is hampered by several practical problems: (1) it may be necessary for a fund to attract $100 million in assets before the advisor can cover its costs; (2) the fund's lack of an adequate performance history may prevent it from being followed by fund rating services; and (3) fund distributors recently have shown a tendency of raising their costs while reducing the number of funds and complexes they are willing to promote. *See* GAO REPORT, *supra* note 12, at 60.

202. The proliferation of funds is commonly cited as evidence that the industry is highly competitive. *See, e.g.*, *The Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce*, 104th Cong. 62, 63 (1995) (statement of James Riepe, Managing Director, T. Rowe Price) ("With thousands of funds offered by hundreds of different advisors, the mutual fund industry has become very competitive. A fund with an excessive expense ratio will not be competitive and, therefore, will not attract meaningful assets if investors have alternatives."). Of course, there is another way to read the significance of the large number of market entrants: a gold rush to capitalize on extra-high margins. "There is no other marketing category with that amount of product proliferation. It defies the laws of nature, or at least the laws of marketing . . . ." Lou Rubin, *Financial Services: Feeling Isn't Mutual*, BRANDWEEK, Sept. 15, 1997, at 36, 36. The GAO Report made an oblique reference to this phenomenon:

However, in the specialized context of price competition, in all other respects, Mr. Fink's claim is substantially untrue.

2. Price Competition is Largely Nonexistent in the Fund Industry

The General Accounting Office Study examined price competition in the fund industry and concluded that "competition in the mutual fund industry is not generally price-based."[203] SEC regulation can be detailed and complex, but it has not generated any semblance of intra-industry competition on the part of equity fund advisors.[204] Stated differently, fund managers compete aggressively for new sales, but principally in ways designed to shelter high fee levels from price-cutting pressures. This state of affairs is nothing new. Fund advisors' refusal to compete with each other for advisory business has been the norm for decades.[205]

> A senior official at one mutual fund firm said in a speech that about 50 fund advisors actually attempt to compete across all types of funds. He asserted that in other industries, this number would be enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisors.

GAO REPORT, *supra* note 12, at 64-65 (citing John C. Bogle, Senior Chairman, The Vanguard Group, Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors (June 4, 1999)).

203. GAO REPORT, *supra* note 12, at 96.

204. Price competition is more pronounced for money market funds and bond funds. This is not due to differences in regulation, which is the same for these funds and equity funds. Instead, it is due to the nature of the product. Money market funds and bond funds have lately featured lower returns, accentuating the impact of costs on investors' returns and exerting some competitive pressure on managers to keep costs down. *Id.* at 62-63. On the other hand, for stock funds there is little evidence that shareholders are able to buy better performance by paying higher fees. *See* Tufano & Sevick, *supra* note 34, at 347.

205. Consider the following colloquy between Congressman Moss and Robert Loeffler of IDS, which occurred in the course of the 1967 House Hearings dealing with mutual fund legislation:

> Mr. Moss: . . . Do they [fund directors] cover offers from other managers?
>
> Mr. Loeffler: They have had no occasion to do [so] sir.
>
> Mr. Moss: Can you cite me any instance in any fund where that has happened?
>
> Mr. Loeffler: . . . Generally speaking, sir, it does not happen, and I do not mean to contend, and would not suggest, that the unaffiliated directors of the funds . . . should sit down and say, "We can get a better deal from another management company. . . . Therefore we shift over here."
>
> Mr. Moss: They do not really know, do they, because they do not invite any competing offers– . . . .Or proposals? . . . Do they entertain any proposals? Do you go out and submit proposals to other funds?
>
> Mr. Loeffler: To other funds?
>
> Mr. Moss: To undertake management activities for them?
>
> Mr. Loeffler: No, sir.
>
> Mr. Moss: You do not.
>
> Mr. Loeffler: We have never considered this.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510, H.R. 9511 Before the Subcomm. of Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 479 (1967).

In the course of the same House Hearings, another fund executive, Fred Alger, presented his view of fund economics:

There is no proof that fee ranges within the fund industry, where arm's-length dealing is lacking, tend to be within hailing distance of the fee rates that the same advisory firms charge elsewhere when selling investment advisory services in the free market. In fact, the evidence shows the opposite.[206] Because, as *Gartenberg* and its progeny affirm, funds truly are prisoners; their captor-advisors have little incentive to invade other advisors' turfs, thereby inviting retaliatory price-cutting.

3. Government Regulation is Not "Stringent" When It Comes to Advisory Fee Levels

The SEC has a role to play in helping to drive competitive forces to bring fund advisory fees down, but so far it has been missing in action. The Commission could take an *amicus* position in advisory fee litigation, endorsing the relevance of comparative cost data, but it has not done so.[207] Nor has it demanded that advisors identify, quantify, and justify price disparities between the prices they charge the funds they manage versus advisory fees paid by other customers.[208] Nor has it demanded that fund sponsors explain publicly, and in detail, how they profit from their services on both fund-by-fund and complex-wide bases.[209] It has not even offered a specific reporting requirement demanding that funds report separately what they pay for advisory service, the better to foster comparative fee analyses by fund directors, shareholders, and industry observers.[210] The SEC's torpor in demanding detailed, specific accounting of fee charges is curious given the agency's professed interest in fostering a more competitive environment. Comparable data is crucial if that is to happen, something that both the

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> Mr. Alger: We [fund advisors] view it [the fund share] as a product which we are just trying to–
>
> Mr. Keith: Yes.
>
> Mr. Alger: I mean, that is the way we view it.
>
> Mr. Keith: The SEC does not think this is healthy.
>
> Mr. Alger: Well, there is such tremendous competition. How can something be unhealthy which is so tremendously competitive?. . . . I mean you can only describe it in competitive terms. . . . I mean no one is making an awful lot of money. . . . I mean management companies really are not very profitable. That is the fact of it.

Id. at 506-07. Alger's views on sponsors' profitablity may well have been accurate in 1967; they no longer are today.

206. *See supra* notes 85-107 and accompanying text.

207. Indeed, in *Meyer v. Oppenheimer Management Corp.*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd*, 764 F.2d 76, 80-81 (2d Cir. 1985), the SEC expressly refused the district court's invitation to weigh in with its views. In the course of the 1967 Senate Hearings into fund industry governance, Professor Paul Samuelson stated his conclusion "that in the past competition has not served to bring down management fees to a minimal competitive level," and he suggested that "the SEC should be required to help the courts as a friend of the court in deciding on what has constituted adequate performance and proper remuneration." *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 354 (1967) (statement of Prof. Paul Samuelson).

208. Indeed, it has studiously avoided calling for frank, detailed disclosure of advisors' profitability in fund proxy statements. *See* Letter from Anthony A. Vertuno, *supra* note 181.

209. The SEC has considered and rejected adding a proxy disclosure requirement that shareholders be given an "adviser balance sheet." *Id.*

210. This oversight led to the SEC staff recently admitting that it could not directly analyze the cost of providing portfolio management services "because the data are unavailable." *See infra* note 234.

Wharton Report prepared for the SEC, and the Public Policy Report, written by the SEC, recognized when they focused on comparative fee structures. Those studies highlighted the disparity between advisory fee rates in the fund industry and elsewhere in the economy.[211]

The comparative cost disparities are large, and they have been deemed worthy of note by the SEC and the Wharton report authors, not to mention the experts who testify in fund fee litigation. This leads one to wonder why the SEC has not pressed for focus on fee rate differences via rule-making (not to mention the bully pulpit available to the SEC's leadership). Rather than aggressively pushing the fund industry in a direction calculated to force boards to confront noncompetitive fee levels, the SEC has been content to engage in rulemaking enshrining the status quo. Thus, a recently promulgated SEC rule, adopted after its well-publicized "roundtable" deliberation of current fund issues, mandates what is already a *de facto* standard by requiring nearly all fund boards and nominating committees to have a majority of independent directors.[212] As part of the same proposal, the SEC is requiring the independent directors to be represented by independent counsel.[213]

The rule will accomplish little. The board majority requirement is nothing but a warmed-over rehash of an SEC Investment Management Division proposal advanced eight years ago.[214] Worse, it is beside the point. Today, many, if not most, funds have a majority of directors who are supposed to be independent of the external advisor to keep fees and expenses in line.[215] In many cases, funds' independent directors already

211. *See supra* text accompanying notes 87-94.

212. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The use of independent counsel by the independent directors has flourished in recognition of the attention given the practice by the industry's real regulators, the federal judiciary. *See* Tannenbaum v. Zeller, 552 F.2d 402, 428 (2d Cir. 1977) (stating that it would have been preferable if the fund's independent directors received advice from independent counsel, rather than counsel who also represented the fund and the fund's advisor and distributor); Fogel v. Chestnutt, 533 F.2d 731, 750 (2d Cir. 1975) ("It would have been . . . better to have the investigation of recapture methods and their legal consequences performed by disinterested counsel furnished to the independent directors."); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 965, 982, 986 (S.D.N.Y.), *aff'd*, 835 F.2d 45 (2d Cir. 1987) (noting that "[d]uring all relevant times, the independent directors . . . had their own counsel" who was an "important resource" and whose advice "the record indicates the directors made every effort to keep in mind as they deliberated"); Gartenberg v. Merill Lynch Asset Mgm't, Inc., 528 F. Supp. 1038, 1064 (S.D.N.Y. 1981), *aff'd*, 694 F.2d 923 (2d Cir. 1982) (noting that the "non-interested Trustees were represented by their own independent counsel . . . who acted to give them conscientious and competent advice"). The SEC proposal would not impose blanket requirements on all funds; however, most funds, those relying on any of the SEC's ten most commonly used exemptive rules, would be covered. *See Materials Submitted by the Division of Investment Management*, THE SEC SPEAKS IN 2000, at 13, 21 (2000).

213. *See infra* note 212 and accompanying text.

214. Protecting Investors Report, *supra* note 28, at 266-67.

215. INVESTMENT COMPANY INSTITUTE, REPORT OF THE ADVISORY GROUP ON BEST PRACTICES FOR FUND DIRECTORS 5 (June 1999) ("The vast majority of fund boards today consist of a majority of independent directors.") [hereinafter "ICI ADVISORY GROUP REPORT"]. In 1992, the SEC's staff proposed that the Commission require by regulation that a majority of fund directors be independent, and noted that this change would be minor because "many, if not most, major investment company complexes already have boards with independent majorities." SEC DIVISION OF INVESTMENT MANAGEMENT, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY ACT REGULATION 268 (1992). Six years ago, legislation was pending in Congress to require that a majority of fund directors be independent. One industry witness, speaking in favor of the legislation, noted that "Investment Company Institute data indicate that nearly all . . . funds . . . have a

populate funds' nominating committees.[216] All of the many funds with Rule 12b-1 plans already are required to have self-nominating independent directors.[217] The independent legal counsel requirement consists mainly of high-sounding rhetoric. It calls on the independent directors to assure themselves that a lawyer they hire has no ties to fund service providers that would be likely "to adversely affect the [lawyer's] professional judgment... in providing legal representation."[218] This requirement does not signal a breakthrough in the field of attorney-client relations- far from it. The rule changes nothing. Any lawyer whose exercise of professional judgment on behalf of fund directors would likely be adversely affected by ties to another client would have a disabling conflict of interest under well-understood legal ethics rules.[219]

Illustrating the deferential, laissez-faire approach taken in the SEC's management reform package is the fact that the fund industry itself has proposed a set of "best practices" for fund directors that go well beyond the SEC's new requirements.[220] And

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majority of independent directors," with the result that "the proposed statutory revisions would be largely superfluous." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce*, 104th Cong. 75, 78 (1995) (statement of Paul G. Haaga, Jr., Senior Vice President and Director, Capital Research and Management Company). A study analyzing the makeup of fund boards for the industry's 50 largest fund sponsors found in 1992 that 71% of the seats on the sampled fund boards were held by independent directors, with the average independent director sitting on sixteen board seats within the sponsor's complex. Tufano, *supra* note 34, at 331-34. Interestingly, the study found that "funds whose boards have a larger fraction of independent directors tend to charge investors lower fees." *Id.* at 348. It also found "some evidence that funds whose independent directors are paid relatively larger directors' fees approve higher shareholder fees than those directors who are paid less." *Id.* at 353.

216. American Bar Association, *Fund Directors' Guidebook*, 52 BUS. LAW. 229, 247-48 (1996) (discussing the role of nominating committees). Testifying before Congress in 1995, the Director of the SEC's Division of Investment Management noted that the requirement that fund independent directors be nominated and selected by the other independent directors "is a type of arrangement that is used in many fund complexes today." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce*, 104th Cong 30 (1995) (Statement of Barry P. Barbash, Director, SEC Division of Investment Management).

217. American Bar Association, *supra* note 216, at 254.

218. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC).

219. *See, e.g.*, MODEL RULES OF PROF'L CONDUCT R. 1.7(b).

220. ICI ADVISORY GROUP REPORT, *supra* note 215. Among other things, the ICI group recommended that at least two-thirds of the directors of all investment companies be independent directors (the SEC requires merely a majority). The ICI Advisory Group also recommended that "Former officers or directors of a fund's investment advisor, principal underwriter or certain of their affiliates not serve as independent directors of the fund." *Id.* at 23. "Independent directors be selected and nominated by the incumbent independent directors." *Id.* at 25. "Independent directors establish the appropriate compensation for serving on fund boards." *Id.* at 27. "Fund directors invest in funds on whose boards they serve." *Id.* at 28. "Independent directors have qualified investment company counsel who is independent from the investment advisor and the fund's other service providers; and that independent directors have express authority to consult with the fund's independent auditors or other experts, as appropriate, when faced with issues that they believe require special expertise." ICI ADVISORY GROUP REPORT, *supra* note 215, at 29. "Independent directors complete on an annual basis a questionnaire on business, financial and family relationships, if any, with the advisor, principal underwriter, other service providers and their affiliates." *Id.* at 32.

> Investment company boards establish Audit Committees composed entirely of independent directors; that the committee meet with the fund's independent auditors at least once a year outside the presence of management representatives; that the committee secure from the auditor

even the industry's "best practices" proposals have been attacked as simply calling for conduct that, for the most part, already is the industry norm.[221]

What is most significant about the SEC's latest rulemaking effort is what it does not attempt to accomplish. The SEC failed to demand that funds separately and specifically identify what the advisor charges for the most crucial of all fund services: investment advice. Nor has the SEC shown any interest in calling specifically for fund independent directors to inquire whether fund managers or their affiliates[222] sell advisory services to others and, if so, on what terms.

One of the fund directors' most important jobs is to see that the bills submitted for services furnished to fund shareholders are accurate and reflect fair pricing. For fund directors to properly exercise their oversight function, they need to know the prices comparable advisory services fetch in a free market and need to consider those prices in deciding the fairness of bills presented by the fund's advisor for equivalent services. Indeed, the *Gartenberg* test explicitly requires this comparison.[223] In a glaring oversight, the SEC has not specifically called for fund directors to make such a comparative analysis. However, in light of *Gartenberg*, they surely should.[224] By failing to require uniform reporting of crucial cost data and by refusing to demand that fund advisors make public sufficient financial data to enable interested observers to calculate the profitability of advisory contracts, the SEC has paved the way for judicial findings, as in *Schuyt*, that

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> an annual representation of its independence from management; and that the committee have a written charter spelling out its duties and powers.

Id. at 33.

"Independent directors meet separately from management in connection with their consideration of the fund's advisory and underwriting contracts and otherwise as they deem appropriate." *Id.* at 35. "Independent directors designate one or more 'lead' independent directors." *Id.* at 36. "Fund boards obtain directors' and officers' errors and omissions insurance coverage and/or indemnification from the fund that is adequate to ensure the independence and effectiveness of independent directors." ICI ADVISORY REPORT, *supra* note 215, at 36. "Investment company boards of directors generally are organized either as a unitary board for all the funds in a complex or as cluster boards for groups of funds within a complex, rather than as separate boards for each individual fund." *Id.* at 38. "Fund boards adopt policies on retirement of directors." *Id.* at 40. "Fund directors evaluate periodically the board's effectiveness." *Id.* "New fund directors receive appropriate orientation and all fund directors keep abreast of industry and regulatory developments." *Id.* at iii-iv.

221. *See* Barker, *supra* note 10, at 122 (reporting on a study of the top 10 complexes, accounting for 46% of the industry's assets); *ISS Takes on ICI Over Best Practices Proposals*, FUND ACTION, July 12, 1999, at 1 ("The recommendations from the ICI Advisory Group on Best Practices for Fund Directors amounted to 'a good beginning, but certainly not enough,' said ISS Director of Proxy Voter Services, Richard Ferlauto. 'It was less than half a step even.'").

222. Used with the same meaning ascribed to it in Rule 405 under the Securities Act of 1933, 17 C.F.R. § 230.405 (1999): An "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

223. *Gartenburg*, 694 F.2d at 929-30; *see* Krinsk v. Fund Management, Inc., 875 F.2d 404, at 409 (1989) (citing *Gartenburg* for the proposition that comparative fee structures should be weighed by fund boards when determining whether the section 36(b) reasonableness standard has been met).

224. In fairness to the SEC, it is not alone in failing to demand, or even suggest, that fund directors investigate other advisory dealings by the advisor or its affiliates when approving advisory fee requests. The ABA-authored *Fund Directors' Guidebook*, *supra* note 216, likewise ignores other advisory activity, suggesting only that directors undertake "a comparative analysis of expense ratios of, and advisory fees paid by, similar funds." *Id.* at 249-50.

profitability information is immaterial as a matter of law. Fund directors unquestionably need and deserve detailed cost and profitability disclosure,[225] and so does the public. The SEC's failure explicitly to demand that they receive it is at odds with the Commission's professed concern over the fund industry's uniquely conflicted fiduciary duty landscape; the agency's inaction also runs counter to its endorsement of disclosure as a means of enhancing competition.[226] The absence of comparative cost and profitability data makes it virtually impossible for shareholders bringing section 36(b) suits to sustain the burden of proving that fees are excessive.[227]

Requiring public disclosure of such proprietary data can be justified on the ground that the industry's incestuous management structure deprives fund shareholders of the protection that a competitive market offers. Fund managers' resort to external management should carry with it the requirement that the service providers live with less privacy than is afforded those who earn their money through arm's-length transactions. The SEC's continued willingness to permit fund managers to conceal crucial advisory fee information and profitability data leaves investors, the news media, and inquiring agencies such as the GAO stymied. For their part, the courts have shown no interest in demanding disclosure that would further comparison shopping by investors.[228] A free market price offers more than a useful analogy. Outside prices qualify as "pertinent facts" under *Gartenberg*'s mandate that when the fund's board makes its fair price determination, "*all* pertinent facts *must* be weighed."[229] Moreover, assuming approximately equal levels of service, significant price discrepancies are not just "pertinent facts," they are "material facts" under the securities laws and fiduciary duty concepts[230] that need to be very carefully evaluated by the fund's directors. After all, any

225. For an essay emphasizing the tie-in between corporate governance and financial disclosure, see Louis Lowenstein, *Financial Transparency and Corporate Governance: You Manage What You Measure*, 96 COLUM. L. REV. 1335 (1996).

226. SEC Chairman Arthur Levitt testified before Congress in 1998 that:

> Historically, Congress and the Commission have taken a three-pronged approach to investor protection. First, reduce conflicts of interest that could result in excessive charges. Second, require that mutual fund fees be fully disclosed so that investors can make informed decisions. And third, let market competition, not government intervention, answer the question of whether any mutual fund's fees are too high or low. The Commission remains vigilant on behalf of investors in its oversight of mutual fund fees and expenses.

Improving Price Competition, *supra* note 40 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. Action by the Commission to mandate disclosure allowing calculation of advisory profits would address each of the three prongs mentioned by Chairman Levitt.

227. This data is essential to evaluate whether fees are excessive under *Gartenburg*, which takes into account the profitability of the fund to the advisor-manager, economies of scale, and comparative fee structures. *Gartenberg*, 694 F.2d 929-30.

228. *See In re* Donald J. Trump Casino Sec. Litig., 793 F. Supp. 543, 559 (D.N.J. 1992) ("[T]here [is no] legal obligation for management to compare itself, unfavorably or otherwise, to industry competitors. Comparison shopping is the responsibility of the reasonable investor.").

229. *Gartenberg*, 694 F.2d at 929 (emphasis added).

230. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). The Court explained in *TSC* that to fulfill the materiality requirements "there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having

reduction in advisory fees directly enhances fund shareholders' returns.[231] Fund shareholders should no more overpay for advisory services than for the securities that are purchased and held in their funds' portfolios.

If fund shareholders are to see the advent of competitive pressure on advisory fees, the SEC needs to demand expressly that fund directors accumulate and weigh comparative prices used by the fund's advisor (or its affiliates) to bill for advisory services. *Gartenberg* calls for such study, for it is read to demand that the "profitability of the fund to the advisor"[232] be studied in order that the price for advice paid by the fund to its advisory be equivalent to "the product of arm's-length bargaining."[233] The Commission should require such scrutiny by fund directors, but it should also go further. It should use its rule-making authority to declare that a presumption exists that fund shareholders deserve "most favored nations" treatment over advisory fees charged by their advisors. The "most favored nations" concept is both simple and powerful. Fund shareholders should pay a price for investment advice that is no higher than that charged by the fund's advisor and its affiliated entities when billing for like services rendered to other customers, such as pension funds, endowment funds, "private counsel accounts," or other advisory service users.

Financial advisors are not philanthropists. The prices they charge funds and other consumers of advisory services necessarily have an embedded profit element. An understanding by fund independent directors of the prices charged for advisory services by their fund's advisor to its other customers cannot help but strengthen the independent directors' bargaining position. But there is more to comparison shopping than price. Differences in services rendered, to the extent they exist, need to be identified and quantified in dollars and cents terms by the fund's advisor for the independent directors' benefit. The data will furnish fund independent directors and their counsel with a way to verify the profitability claims supplied by the advisor.

In sum, the SEC's latest rulemaking effort is long on form and noticeably short on substance calculated to improve the lot of fund shareholders. In the unique context of the contemporary mutual fund industry, the SEC's time would be better spent writing rules spelling out what is meant by the term "investment advisory fee," and requiring that it be reported throughout the fund industry on a consistent basis, than preaching to fund directors about the meaning of, and need for, "independent legal counsel."[234] It is time

significantly altered the 'total mix' of information made available." *Id. See also* 17 C.F.R. § 230.405 (1999) (definition of materiality paralleling that enunciated in *TSC Industries*). For a state law fiduciary duty case arising in the fund setting using the same materiality test, see O'Malley v. Boris, 742 A.2d 845, 850 (Del. 1999).

231. *See, e.g.*, GAO REPORT, *supra* note 12, at 28 (noting that "[v]arious studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds.").

232. *Krinsk*, 875 F.2d at 409.

233. *Gartenburg*, 694 F.2d at 929.

234. The SEC's staff made clear in its Report on Mutual Fund Fees and Expenses that "although expense ratios are important, it can be misleading to focus on one number without identifying key factors that influence that number." REPORT ON MUTUAL FUND FEES, *supra* note 5. A key component of expense ratios for actively managed funds is the investment advisory fee, reflecting the price charged for investment advice rendered to the fund. Yet the SEC has prescribed no uniform reporting requirement for that key item, a shortcoming reflected in the staff's report on fees and expenses. The report presents the staff's finding that it was unable to analyze

for the SEC to start discharging the leadership obligation Congress gave it when the Investment Company Act of 1940 was enacted. Obviously, little support exists for the ICI's claim that "stringent government regulation" is a major force driving the industry's competitive engine. As is discussed in the next section, the SEC has the ability to wield its regulatory power to spur price competition by improving the quality of fund fee disclosure.

4. The Fund Industry Lacks, Above All, "Clear Disclosure"

When defending the fund industry, the ICI's Matthew Fink presented "clear disclosure" as a hallmark of the fund industry's "near textbook example of a competitive market structure."[235] The "clear disclosure" claim does not hold up. The GAO went looking for such "clear disclosure" and manifestly did not find it.[236] The GAO is not alone in voicing concern over the quality of fund industry disclosure. The Chairman of a House committee considering fund legislation in 1995 offered this appraisal: "[m]utual fund shareholders are beset by a confusing array of fees. Investment advisory fees, service fees, distribution fees, all of these fees can make it very difficult for investors to compare one fund against another."[237] A fund shareholder who today seeks "clear disclosure" about the advisor's bill for portfolio management, its advisor's profitability, or its demonstrated willingness to perform comparable services for significantly lower prices will not find this information available for inspection at the SEC, at any other government agency, or at fund headquarters. No such disclosures are required in fund prospectuses, though they should be.

A 1995 study commissioned by the SEC and the Office of the Comptroller of the Currency found that fund prospectuses were the single most widely used information resource consulted by investors.[238] Unfortunately, those same widely used fund prospectuses have been criticized for tending to "obscure rather than illuminate what a fund is doing."[239] In truth, a great many fund shareholders are ignorant of major insights into the product they own, and key facts are not disclosed.[240]

directly the cost of providing portfolio management services because "the data are unavailable." The report used management fees as a proxy for the missing advisory fee data, a substitution the staff admitted was far from perfect since management fees "often pay for other services as well." *Id.*

235. *See Improving Price Competition*, *supra* note 40, at 79 (statement of Matthew P. Fink, President, Investment Company Institute).

236. For example, the GAO found its analysis of overall industry profitability stymied due to "the unavailability of comprehensive financial and cost information." GAO Report, *supra* note 12, at 6.

237. *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce*, 104th Cong. 2 (1995) (statement of Hon. Jack Fields, Chairman of Subcomm. on Telecomm. and Finance). Another industry observer has concluded, "Investors have a hard time determining what they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion." *Improving Price Competition*, *supra* note 40, at 50 (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

238. Robert A. Robertson, *In Search of the Perfect Mutual Fund Prospectus*, 54 BUS. LAW. 461, 472 (1999).

239. *Id.* at 475 ("While mutual fund companies are catering directly to bakers and sales clerks, mutual fund prospectuses appear intelligible to only bankers and securities lawyers.").

240. Professor Charles Trzcinka testified as follows before Congress in the course of the same hearings in which Mr. Fink made his "clear disclosure" claim:

The news media has not provided a notable counterbalance to the conflict of interest exploited by most fund advisors. Despite a number of articles in the news media illuminating some of the fund industry's shortcomings prejudicial to shareholders,[241] for the most part, the industry has escaped careful, searching, sophisticated scrutiny of its pricing practices by journalists, as well as the SEC and the GAO. Perhaps news analysts are daunted by the density and complexity of fund financial disclosures. If so, they are not alone.

The SEC shows no signs of facing up to the fact that the industry it regulates features confusing, incomplete, and inadequate fee disclosure. Instead, like the ICI, the SEC professes that the opposite is true. The Division of Investment Management's recently-promulgated *Report on Mutual Fund Fees and Expenses* offers this self-congratulatory assessment: "Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses."[242] A disinterested observer is left to wonder how fee information can be understandable and easy to use when some funds mix

> The theme of my work is simple. Investors have a hard time determining how much they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion. At best, the total fee can be estimated from the disclosure of most funds but if an investor decides to estimate fees, it is very difficult to compare portfolios of risky securities. There are limitations in applying all measures of risk and there is a lack of uniformity in their application.

Improving Price Competition, *supra* note 40, at 50.
Professor Trzcinka's findings are as follows:

> Total expenses paid by investors have not fallen over the past decade and probably have risen.
>
> There is no relationship between the level of expense ratios and risk-adjusted performance except that large expense ratios substantially reduce performance.
>
> There is no evidence that managed mutual funds have performed better than funds that simply try to match an index or a combination of indices.
>
> There is little evidence of persistence of good performance, there is stronger evidence of persistence of poor performance.
>
> Good performance is rewarded by investors, poor performance is ignored except when the poor performance is extreme.
>
> Information available to investors on mutual fund portfolio management is poor.

Id.

Many of Professor Trzcinka's views were echoed at the hearings by witness Harold Evensky, a certified financial planner who complained:

> [I]n the aggregate the fund industry is ethical and professional, however there are numerous problems. Most seem to be related to the industry's shift from a focus on trusteeship to a focus on asset gathering and distribution. More specifically, these problems include a misperception of the role of the fund vis-à-vis the investor, inadequate supervision by the funds' independent trustees, poor disclosure, inadequate communications and a long bull market. The combination of these factors results in poorly informed investors making bad decisions about investing in funds that often do not deliver the benefits reasonably expected of competition and economies of scale.

Improving Price Competition, *supra* note 40, at 62 (statement of Harold Evensky).

241. *See supra* note 10.

242. REPORT ON MUTUAL FUND FEES, *supra* note 5.

administrative and advisory fees together, making it nearly impossible to break out advisory fees for comparison purposes. One may also wonder how fund directors can compare fee levels without knowing exactly what services the payments are buying.

Evidencing the lack of clarity in fund industry cost disclosures is an easily overlooked finding by the court in *Krinsk*: the fund's independent directors themselves were unable to explain what was covered by the separate advisory and administrative fees they approved. One of them testified that the administrative fees and advisory fees offset the costs of the program as a whole and "if you can tell me exactly what is paying for what, you're a better man than I."[243] Another explained that looking at a component of the overall CMA fee structure "as though it were a stand-alone piece, was trying to unscramble an omelet."[244] These comments are telling. They come from paid directors, presumably represented by competent counsel, and were delivered as testimony made under oath in multi-million dollar fund fee litigation. The specter of testifying fund directors confessing ignorance about fees they have approved confirms that "clear disclosure" in the fund industry simply is a laudable goal, not a reality.

The SEC staff claims in its fees and expenses report that its regulatory scheme generates for fund shareholders "mutual fund fee information in an understandable, easy-to-use format."[245] This portrayal of the 1940 Act disclosure scheme as a consumer protection paradigm collides with the staff report's later admission that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable)."[246] If the federal government, after 60 years of regulatory experience, is unable to determine directly whether economies exist in the provision of portfolio management services, how can fund shareholders or directors have any confidence in their own calculations?

The *Gartenberg* reasonableness factors demand that fund directors bargain effectively with service providers at arm's-length over "the nature and quality of the services" provided.[247] The test further requires that fund directors make determinations as to "economies of scale" and "comparative fee structures."[248] The SEC has failed to require that clear, useful data be generated on an industry-wide basis to assist fund directors in making the crucial comparisons. A fund director, as in *Krinsk*, who is clueless about what different fund services cost his or her fund, or comparable funds, obviously cannot bargain effectively on behalf of the fund. Given the broad array of services purchased with fund assets,[249] and the fact that different fees buy different

243. *Krinsk*, 715 F.Supp. at 481 (internal citations omitted).
244. *Id.*
245. REPORT ON MUTUAL FUND FEES, *supra* note 5.
246. *Id.*
247. *Krinsk*, 875 F.2d at 409.
248. *Id.*
249.

> Total fund expenses generally include investment advisory services, administration and operations, shareholder account maintenance, marketing and distribution, custodian's fee, auditing fee, state taxes, shareholders' reports, annual meetings and proxy costs and directors' fees and expenses.

Mary Joan Hoene, *Fund Distribution: Proposed Elimination of Section 22(d): Market Tailored Fund Structures*, *in* INVESTMENT COMPANIES 1992, at 87, 107 n.4 (PLI Corp. Law & Practice Course, Handbook services depending on the fund's fee structure,[250] it is no wonder that there is confusion over fund fees in fund boardrooms. The question is how fund directors possibly can serve their watchdog function if they are not presented with clear, understandable, pertinent information. If fund directors are unable to comprehend or explain fund fees, it stands to reason that investors, too, lack high quality disclosure about fund expenses.

In truth, one of the chief causes of the fund industry's perceived lack of price competition is investor ignorance. A joint study of fund shareholders conducted several years ago by the Office of the Comptroller of the Currency and the SEC determined that fewer than one in five of the respondents could give an estimate of expenses for the largest fund they held.[251] Nearly one-fifth of the respondents believed that funds with higher fees produced better results; more than three-fifths believed funds with higher expenses produced average results; and fewer than one in six believed higher expenses led to lower than average returns.[252] This depiction of investor naivete is consistent with other survey results.[253] Sixty years of SEC fund industry regulation has created a $7 trillion colossus of an industry with expense structures and terminology overlaps that bewilder many shareholders and at least some fund directors. The SEC's web site carries the motto: "We are the investor's advocate."[254] It is thus peculiar to find that, after six decades of close dealings between the fund industry and the SEC,[255] fund shareholders are confronted with a disclosure system that, according to a memorandum from the SEC's Division of Investment Management to the SEC's Chairman, causes investors to

Series No. B4 7015) (quoting a memorandum from SEC Division of Investment Management to Chairman Breeden, Apr. 9, 1992).

250. *Id.* at 107 n.3 (noting that the fund's advisory fee pays for "portfolio management but, under some contracts, they may also pay for ancillary administrative, shareholder accounting, and transfer agency services.").

251. GORDON J. ALEXANDER, ET AL., MUTUAL FUND SHAREHOLDERS: CHARACTERISTICS, INVESTMENT KNOWLEDGE, AND SOURCES OF INFORMATION (June 26, 1996), *available at* 1996 WL 10828970.

252. *Id.*

253. *See, e.g.*, Ellen Schultz, *Blizzard of Retirement-Plan Offerings Eases Drought in Mutual-Fund Choices*, WALL ST. J., Dec. 21, 1995, at C1, C25 (reporting on survey of retirement-plan participants by a division of John Hancock Mutual Life Insurance Co., reflecting that more than a third of respondents believed it was impossible to lose money in a bond fund, while an additional 10% were unsure, 12% of the respondents also believed it was impossible to lose money in a stock fund or answered that they were unsure).

254. *SEC, U.S. Securities and Exchange Commission*, *at* http://www.sec.gov/ (last visited Jan. 24, 2001).

255. Longo, *supra* note 10, at 1. "The attention paid to the issue [of rising fund fees] by the Subcommittee on Finance and Hazardous Materials has the Securities and Exchange Commission and the mutual fund industry falling all over themselves to defend and justify not only rising fund fees, but the fund industry itself." *Id.*

have "difficulty in evaluating overall costs and services."[256] This lack of market transparency necessarily inhibits price competition.[257]

The SEC talks a good game, but it is not blameless for the fund industry's lack of pricing transparency. Recently, upon the SEC's consideration of Regulation FD, SEC Chairman Levitt observed: "High quality and timely information is the lifeblood of strong, vibrant markets. It is at the very core of investor confidence."[258] The market for fund advisory services is neither strong nor vibrant, if, indeed, it can be said to exist at all. As for fund shareholders, Chairman Levitt has admonished that "[i]nvestors need to scrutinize a fund's fees and expenses."[259] Scrutinizing, however, is difficult when individualized data is missing and when fund shareholders lack access to information about the profitability of their fund's advisory fee to the advisor.

The SEC's response to the GAO Report's criticism of disclosure practices in the fund industry was decidedly cool and defensive.[260] Though it holds the whip hand over the funds it regulates, the SEC's tendency is to cast blame on investors when speaking about cost data problems affecting the fund industry. The SEC's chief economist has announced: "[i]t appears that shareholders don't have a clue as to how important expenses are."[261] According to the Division of Investment Management's Director: "We know the information is out there. We need to get investors to look at it."[262] The SEC

256.

> Another barrier to greater price competition is the fund industry's complex fee structures. In addition to advisory fees, funds assess distribution charges through front-end or contingent deferred sales loads and through rule 12b-1 fees; some funds also charge certain types of administrative fees. The investor's difficulty in evaluating overall costs and services inhibits price competition.

Id. at 108 (quoting a Memorandum from the Division of Investment Management to SEC Chairman Breeden, Re: Chairman Dingell's Inquiry Concerning Mutual Fund Fees). The staff's observation that the fund industry's "complex fee structures" breed investor confusion obviously fails to conform with the ICI's contention that "clear disclosure" is a fund industry norm, and a force driving vigorous competition. *Id.*

257. *Hoene, supra* note 249, at 108.

258. Arthur Levitt, Opening Statement of Chairman Arthur Levitt at the Open Meeting on Regulation Fair Disclosure (Aug. 10, 2000), *at* http://www.sec.gov/extra/seldisal.htm (last modified Aug. 10, 2000).

259. Arthur Levitt, Remarks at Mutual Fund Directors Education Council Conference (Feb. 17, 2000), http://www.sec.gov/news/speeches/spch346.htm (last modified Feb. 18, 2000). Levitt explained: "On an investment held for 20 years, a 1% annual fee will reduce the ending account balance by 18%." *Id.*

260. *See* Letter from Paul F. Roye to Thomas J. McCool (May 10, 2000), *reprinted in* GAO REPORT, *supra* note 12, at 102-09.

261. Simon, *supra* note 10 at 130 (quoting Susan Woodward).

262. Rachel Witmer, *SEC Wants Mutual Funds Voluntarily to Disclose Risk, Fee Data, Barbash Confirms*, 30 SEC. REG. & L. REP. (BNA) 1006-07 (Jul. 3, 1998). The SEC's Chairman, Arthur Levitt, lamented to Congress, "I continue to be struck by the lack of investor knowledge of fund fees and expenses. The typical investor simply is not using the wealth of available fee information in considering mutual funds." *Improving Price Competition, supra* note 40, at 37 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. If the Commission demanded that advisors publish cost information showing advisory office profitability, the information would undoubtedly have a profound impact on competition, whether individual investors studied it or not. Such information could be used by directors in negotiating fee concessions, by the media in assessing the quality of board oversight, and by plaintiffs' lawyers in holding boards accountable under section 36(b). As it is, investors, the media, litigants, and even inquiring agencies such as the GAO are left to operate in the dark. This serves the interests of fund advisors, but not the interests of the fund investors the SEC was created to protect.

Investment Management Division's director has admitted that an investor "may do more comparison shopping for her VCR than for her mutual funds."[263]

Turning to the lack of price competition within the fund industry, the same official proceeded to explain that funds themselves choose not to compete on the basis of price comparisons because of "fear of liability."[264] These representations by workers for the SEC, "the investor's advocate," raise several questions. First, if the "information is out there," why could not the GAO find it? And the GAO is not the only government agency to come up empty-handed when searching for cost data. The SEC staff itself was unable to determine directly whether there are economies of scale in the provision of fund advisory services "because the data are unavailable."[265]

The SEC's chronic refusal to mandate that fund sponsors break out clearly, on a uniform basis, different types of expenses, abets the lack of price competition in the fund industry. The same is true of courts' refusal to validate comparative cost disclosure in suits challenging excessive advisory fees. The GAO study found that advisory fee profitability data is nowhere to be seen by investors or even government investigators.[266] In truth, as the GAO Report on price competition in the fund industry shows, mutual funds generally do not choose to compete directly and aggressively on the basis of price. A recent letter from the SEC's Chief Economist to an industry executive responded this way to the executive's call for a detailed SEC-led "revenue/cost/profit study" of fund-sponsored finances by stating: "I know I'd be interested, but I don't think the industry would oblige us."[267] This sort of outlook coming from the SEC's top echelon, raises the question: Who is in charge of whom? If the SEC cannot wrest important data from fund advisors, who can? Those who control the fund industry eschew price competition for two main reasons. First, by not competing based on price, fund advisory firms can earn higher profits. Second, those in control know they can get away with it.

263. Barry P. Barbash, Mutual Fund Consolidation and Globalization: Challenges for the Future, Remarks at the Mutual Funds and Investment Management Conference (March 23, 1998), *available at* http://www.sec.gov/news/speech/speecharchive/1998/spch208.htm. The SEC Division Director's analogy is worth inspecting. VCR's are made by companies driven to be the low-cost providers, the better to earn profits for the selling company's owners, *i.e.*, its shareholders. In the VCR industry, conflicts of interest between the manufacturer's managers and its shareholders are not a way of life. Indeed, it is acknowledged that, over the years "makers of VHS VCR's have competed vigorously, lowering prices and improving product quality." Carole E. Handler and Julian Brew, *The Application of Antitrust Rules to Standards in the Information Industries—Anomaly or Necessity?*, THE COMPUTER LAW., Nov. 1997, at 1, 6. In the fund industry, where price competition is less bare-knuckled, money managers still routinely enjoy returns on equity for their advisory firms exceeding 25%. Oppel, *supra* note 77, at 11.

264. Witmer, *supra* note 262, at 1006-07. Division Director Barry Barbash explained that: "In short, any comparison to a competitior's fund that a fund company might make in an ad could be claimed by its competitor to be unfair, as funds provide varying levels of services and use varying means to calculate costs." *Id.*

265. REPORT ON MUTUAL FUND FEES, *supra* note 5.

266. The GAO's detailed study of fund costs was inhibited because the researchers were "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available." GAO REPORT, *supra* note 12, at 33.

267. Letter from Erik Sirri, Chief Economist, SEC, to John C. Bogle, Chairman, The Vanguard Group 2 (March 23, 1999).

V. PROPOSALS FOR CHANGE

Six decades after the enactment of the Investment Company Act of 1940, the fund industry finds itself with no effective check on managerial over-reaching; the SEC and the courts have let the advisors get away with charging extra-competitive prices. Contributing to the lack of competition over fund advisory fees is a shortage of quality disclosures crafted to enable investors to ferret out unfair pricing. Two reform proposals have recently been put forth. Industry critic Bogle has branded cost disclosure within the industry as "wholly inadequate," while calling for:

> [e]ach fund manager to report, for the fund complex, and for each individual fund within the complex: (a) its advisory fees, service fees, distribution charges, sales commissions, other fund expenses, and total revenues; (b) its total expenses, separating out those for investment management and research from those for advertising, sales and marketing, administration and investor services, etc.; and (c) its profits, before and after taxes.[268]

The GAO likewise judged disclosure deficient, calling for an individualized approach to disclosure in contrast with Bogle's broad coverage. The GAO recommended that funds, in essence, present investors each quarter with itemized statements showing not just account holdings and activities but also an itemized statement of the expenses paid by the shareholder over the period.[269] The GAO found the fund industry's failure to account to fund shareholders for the costs incurred in their accounts to be counter to the norm in the financial services industry.[270]

The GAO's plan is aimed at driving home to individual shareholders the size of the bill each individual fund investor pays for fund services. The GAO's approach addresses a disclosure problem revealed by case law under section 36(b), namely, that investors seem to be indifferent to fee levels because of fee levels' seeming insignificance to individual investors.[271] The agency's narrow, individualized approach aims to accomplish two goals: to encourage investors to evaluate more accurately the quality of services for which they pay fees and to encourage service providers to emphasize price in

268. John C. Bogle, Investment Management: Business or Profession and What Role Does the Law Play?, Remarks at the New York University Center for Law and Business 9 (Mar. 10, 1999) (transcript on file with the Journal of Corporation Law).

269. GAO REPORT, *supra* note 12, at 1, 7-8. The GAO also recommended as an alternative, disclosures allowing investors to estimate fee charges for their accounts. *Id.* at 14.

270. GAO REPORT, *supra* note 12, at 13:

> After they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts. These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter. This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

271. *See Schuyt*, 663 F. Supp. at 973, 974 (quoting twice with approval from *Gartenberg*, 694 F.2d at 929, the proposition that a key reason why "fund competition for shareholder business does not lead to similar competition between advisors for fund business is the relative insignificance of the advisor's fee to each shareholder").

their sales efforts.[272] Two years ago, the Director of the SEC's Investment Management Division announced that both he and SEC Chairman Arthur Levitt believed that personalized disclosure for fund investors is a good idea, one that may work better.[273]

In its *Report on Mutual Fund Fees and Expenses*, the SEC's Division of Investment management endorsed a form of dollar disclosure along the lines advocated by the GAO. The staff's plan would "require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period."[274] The staff's endorsement is a step in the right direction. It will be interesting now to see what action, if any, the Commission itself is willing to take in order to bring some form of the GAO's proposal to fruition.

In contrast to the GAO's proposed individualization of cost data, Bogle's industry-wide, big-picture approach travels under a headline taken from Watergate-era advice: "[F]ollow the money."[275] This suggestion has merit. By forcing funds and sponsors to identify and itemize costs and profits according to an SEC-required format, the Bogle proposal would open the fund industry and its practices to a level of scrutiny and study never before possible. Bogle's door-opening approach will well serve the interests of sophisticated investors, with a foreseeable trickle-down effect to less sophisticated fund buyers once the data generated is reviewed and analyzed by the media and academics. The chief problem with it is that it does not go far enough.

First, to facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped. Secondly, and more importantly, the time has come for fund advisors to come clean about their extracurricular dealings, specifically their advisory fee arrangements with non-fund clients. In the highly regulated, highly conflict-of-interest-ridden world of the fund industry, it is time to require the advisor-fiduciaries to detail in writing to the SEC and to fund directors what material extra-fund advisory services they render, what they charge, and what they earn off of those services. To the extent that the prices charged non-fund customers are lower than those charged to the advisor's captive funds, the fund's advisor-fiduciary should be required to explain why it cannot render advisory services to the captive funds for prices equivalent to the prices for which it sells its portfolio management services to pension funds and other clients in the free market. Why should costs be higher when paid by the beneficiary of a fiduciary relationship than they are when the payor is a stranger dealing at arm's-length?

The principle advocated here is simple. Fund shareholders have a right not to be over-charged. They have a right to fair treatment, and this translates into "most favored nations" pricing for comparable advisory services. The SEC owes it to fund investors to see that this highly relevant data is made public so that those interested in fund

---

272. GAO REPORT, *supra* note 12, at 17.
273. Witmer, *supra* note 262, at 1006-07.
274. REPORT ON MUTUAL FUND FEES, *supra* note 5.
275. Bogle, *supra* note 268, at 8.

fiduciaries' behavior can know and understand what fees are charged, of whom, and why. It is in the public interest for fund advisors' behavior to be explained and their justifications collected so that they may be carefully reviewed and analyzed by fund independent directors, government agencies, the media, and academics. Standardization will facilitate comparisons which will in turn spur price competition.

As it is, fund advisors are feasting on a complex, poorly disclosed fee structure that is out of kilter with free market price levels and has been for decades. There is a perception that some fund advisors supposedly cite their below-industry standard fee levels as a justification for fee hikes, with fees thus ratcheting upward leapfrog-style.[276] The ICI, funded with money diverted from fund shareholders, is the one entity aside from the SEC that is equipped to spotlight excessive fee levels that are injurious to shareholders. It has shown no zeal for promoting the interests of fund shareholders at the expense of fund sponsors.[277] Rather than call attention to the obvious evidence that economies of scale for advisory services are not being shared with fund shareholders, the ICI instead has published studies calculated to defend the status quo while masking reality.[278] The ICI's bundling of advisory fees with other operating costs in its effort to prove fund managers' case that fund shareholders are benefitting from economies of scale bespeaks an agenda antagonistic to shareholders' own financial interests. Meanwhile, the SEC either sits mute, offers innocuous proposals calculated not to roil the water, or blames fund shareholders for their inability to make sense out of the current, inadequate disclosure regime fostered by the SEC itself.

---

276. The GAO Report notes:

> Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the *Gartenberg* standards, such practices do not contribute to lower fees.

GAO REPORT, *supra* note 12, at 94; *see also* Bogle, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were "below average," the advisor promptly sold itself for "a cool $1 billion"). The problem, in other words, is that so long as fund fees levels are viewed in isolation, as *Gartenberg* has been read (incorrectly) to suggest they should be, high fee levels are apt to lead to still higher fees. Half of the service suppliers at any point in time will be working for below-average compensation. The cellar dwellers are thus able to argue they need a raise, particularly in view of the allegedly ferociously competitive market for fund advisory talent. *See* Wyatt, *supra* note 10, § 3, at 1 ("We have to make sure that the fees the funds are paying are competitive enough to keep the players in the game," said Stephen K. West, a lawyer at the New York firm of Sullivan & Cromwell, who serves as an independent director of the Pioneer and Winthrop Focus funds. "The competition for managerial talent is enormous, which has caused the cost of running the business to explode."). Evidently, the market for pension fund advisory help has not caught fire to the same extent as the fund management market.

277. According to one industry observer, "[t]he ICI is by fund companies, for fund companies, and their incentive, their compensation—everything is to favor fund management." Braham, *supra* note 113, at 94 (quoting Don Phillips, CEO of Morningstar, Inc.). As of July 2000, 39 of 45 ICI board members worked for fund advisors. *Id.*

278. A digest of John Bogle's critique of one industry study is set forth *supra* note 78. For the authors' critical analysis of the ICI's economies of scale study, see *supra* notes 70-86 and accompanying text.

VI. CONCLUSION

The Investment Company Act of 1940 declares that "the national public interest and the interest of investors is adversely affected . . . when investment companies are organized, operated, or managed . . . in the interest of investment advisors" and not in the interest of fund shareholders."[279] In the course of the 1967 House hearings dealing with fund legislation, respected jurist Henry Friendly was asked: "Do you feel that the usual pattern of stockholder protection exists in this industry as in other industries?"[280] His answer: "I don't think it exists in this industry."[281] More ominous yet was Nobel Laureate Paul Samuelson's warning made in the course of Senate hearings also held in 1967:

> [S]elf-regulation by an industry tends usually to be self-serving and often inefficient. There is a danger that government commissions, set up . . . originally to regulate an industry, will in fact end up as a tool of that industry, becoming more concerned to protect it from competition than to protect the customer from the absence of competition. . . . The SEC must itself be under constant Congressional scrutiny lest it lessen rather than increase the protection the consumer receives from vigorous competition.[282]

When it comes to fund advisors having their way, little has changed since 1967 or, for that matter, 1940. The first comprehensive study of the fund industry following enactment of the Investment Company Act, established that "the advisory fee rates . . . charged other clients [by mutual fund investment advisors] are significantly lower than those paid by open-end [mutual fund] companies."[283] Those conclusions, presented nearly forty years ago, are still accurate. The data presented in this Article shows that the phenomenon of materially unequal compensation still holds true. That this aberration exists in the most regulated of all corners of the securities business demonstrates powerfully the consequences of watered-down fiduciary standards, weak, misguided regulation, Congressional indifference, and either poor advocacy on the part of investors' lawyers or excessive judicial deference to fund managers' contentions.

Courts that read *Gartenberg* to bar use of comparative fee structures in advisory fee litigation have deprived complaining shareholders of one of their strongest weapons. This misapplication of *Gartenberg* has likely contributed to an unsavory game of financial leap-frog, making it possible for fund advisors to point to fee schedules lagging behind their peer funds to justify fee hikes. On the other hand, *Gartenberg*'s grip on future case outcomes predictably will be weakest for the segment of the fund industry studied most closely in this article: actively managed equity funds. Nearly all of the fully litigated cases have involved money market funds, which are a different breed of investment

279. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C.A. § 80a-1(b)(2) (West Supp. 1999). The Act was written "to mitigate and, so far as is feasible, to eliminate these conditions." *Id.* § 80a-1(b)(2).

280. *Investment Company Act Amendments of 1967: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 616 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court, N.Y., N.Y.).

281. *Id.*

282. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 368-69 (1967) (statement of Prof. Paul Samuelson).

283. WHARTON REPORT, *supra* note 87, at 485.

vehicle than equity pension fund portfolios.[284] None of the fully litigated cases involves equity fund advisory fees, and it is here that "apples-to-apples" fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds. Future cases will afford fund advisors an opportunity to explain why picking a stock for a mutual fund equity portfolio should be much more expensive to the customer than picking the same stock for a pension fund equity portfolio.

The gap between prices charged funds for advisory services versus prices fetched elsewhere in the economy for those same services represents the bill paid by fund shareholders for the advisory conflict of interest that is both the fund industry's hallmark and its stigma. That tab runs into billions of dollars per year. Fund industry cost data reviewed and developed by the authors suggest that equity fund management fees on the whole are around 25 basis points higher than they need to be in order to furnish fund advisors with fair and reasonable compensation and fund shareholders with the same quality of service. Against an equity fund asset base of $3.5 trillion,[285] this translates into equity mutual fund shareholders being overcharged to the tune of nearly $9 billion-plus annually—a staggering number—nearly reaching the price tag that the tobacco companies agreed to pay each year as part of their landmark "global settlement" with 46 states' attorneys general announced in November of 1998.[286]

The SEC needs to face up to the fact that competent evidence shows that fund advisory fee levels are too high, a phenomenon in part caused by the Commission's decision not to impose rigorous disclosure requirements designed to foster fee comparisons. The SEC has clear power to require funds to adhere to a uniform accounting and reporting system, but it has not exercised its power in a way calculated to elicit the all-important fee data in a form readily understandable to the public. Its inaction has allowed fee categories and prices to become scrambled and thus distorted or concealed.[287] John Bogle's disclosure proposal is sound, needed, and should be required by SEC rule. That same rule-making effort should require that fund shareholders receive most favored nations treatment when it comes to fees for advisory services. Less urgent, but of some potential value, is adoption of the GAO's personalized cost disclosure

284. Moreover, price competition, to the extent it exists, is more evident in the money market segment of the fund industry. *See* GAO REPORT, *supra* note 12 at 6 n.3 ("[m]oney market funds generally have not been the focus of recent concerns regarding fees").

285. Susan Harrigan, *Street Smarts*, NEWSDAY, July 30, 2000, at F2, *available at* 2001 WL 9230159.

286. Jacquelyn Rogers, *Burning Issues Waft over Smoking and the Workplace*, EMPLOYEE BENEFIT NEWS, June 1, 2000, 2000 WL 10182690. The equity fund savings number is in line with Warren Buffett's estimate that funds could save their shareholders $10 billion annually if they were managed more like regular corporations, for example, with primary emphasis on creating and protecting value for shareholders. *See* Bogle, *supra* note 30, at 372. Bogle puts the number considerably higher: "In fact, such savings could easily top $30 billion each year." *Id.*

287. The authors' analysis of fund data was complicated greatly by some funds' tendency to include as advisory fees extraneous expense items which other funds categorized as administrative costs. In the fund industry, "[a]dvisory fees generally pay for portfolio management but, under some contracts, they also may pay for ancillary administrative, shareholder accounting, and transfer agency services." Hoene, *supra* note 249, at 89, 106, 107 n.4. (quoting SEC Division of Investment Management Memorandum to SEC Chairman Breeden (Apr. 9, 1992)).

approach. It doubtless will provide a beneficial wake-up call to some fund investors, particularly in times of meager or negative investment returns by fund managers.

SEC inaction has an undesirable side-effect over and above depriving investors of benefits they otherwise would enjoy. Whether it is accurately perceived or not, the SEC's inaction can be, and is taken as, an endorsement of the status quo. The agency's failure or refusal to act provides industry members with useful cover when they come under attack. In fund litigation, the SEC's silence on an issue gives credence to defense claims. Defendants can, and do, successfully argue that positions taken by those challenging the status quo in the fund industry deserve no credence absent violation of a mandatory SEC requirement. Thus, in *Krinsk*, the court rejected plaintiffs' contention that performance should be evaluated on a risk-adjusted basis because performance-adjusted ratings were not required by the SEC. In another mutual fund case, the court refused to find actionable a broker's concealment that the recommended house fund had a high expense ratio relative to competing funds, noting that plaintiffs had presented "no precedent or SEC ruling that requires this comparison."[288]

Whether or not the SEC decides to lead rather than continue its observer role, fund independent directors need to demand that advisors identify and quantify what they charge for rendering investment advice. Only by isolating and focusing on this item can directors discharge their obligation under *Gartenberg* to reach sound conclusions on such important matters as advisor profitability, economies of scale, and comparative fee structures. The SEC Staff's *Report on Mutual Fund Fees and Expenses* declares that "the current regulatory framework would be enhanced by independent directors who more closely monitor fund fees and expense."[289] The staff has let fund directors down by not requiring that fund service providers furnish clear, comparable cost data. This shortcoming needs to be addressed immediately.

It is crucial that fund directors are able to gather information about comparable funds, and also about the fees charged by the fund's advisor for advisory services furnished to non-fund clients. Advisors must be made to explain at length and in detail how service differences rendered to their captive and free market customers justify price disparities of the sort pointed out in this article. Finally, the courts need to resist the temptation to limit evidence of comparable pricing behavior on fund cases. Fund industry cases are beset with conflicts of interest that call for careful, reasoned, thorough analysis. All potentially helpful facts need to be gathered and tested without unfounded preconceptions or biases. Comparable data, if assembled with care and explained clearly, is well-geared to showing, in appropriate cases, that fund fee levels are excessive, particularly where that data is drawn from marketplaces where arm's-length bargaining over fees is more than a pious wish.

288. Castillo v. Dean Witter Discover & Co., [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). The case is discussed in *supra* note 124.

289. REPORT ON MUTUAL FUND FEES, *supra* note 5.

EXHIBIT 18



Division of Investment Management: Report on Mutual Fund Fees and Expenses

December 2000

Acknowledgements

In the preparation of this report, the Division of Investment Management had the able assistance of many members of the Commission staff. The report was prepared under the supervision of Paul F. Roye, Director of the Division of Investment Management and Barry D. Miller, Associate Director. The Division's study team consisted of Paul B. Goldman, Chief Financial Analyst, and Robert Zweig, Senior Financial Analyst. Gregory D. Jaffray, Compliance Examiner, provided research and statistical assistance.

Many members of the Division staff contributed to the drafting and editing of various sections, including Kimberley Dopkin'Rasevic, Assistant Director, Alison M. Fuller, Assistant Chief Counsel, Eric S. Purple, Senior Counsel, Annette M. Capretta Senior Counsel, and Deborah Abernethy, Secretary.

Many other members of the Division staff made significant contributions in reviewing and commenting on the report, including Douglas J. Scheidt, Associate Director (Chief Counsel), Susan Nash, Associate Director, and Robert E. Plaze, Associate Director.

Other Commission Offices made significant contributions in reviewing and commenting on the report, including the Office of Investor Education and Assistance (Susan Ferris-Wyderko, Director and Geraldine M. Walsh, Special Counsel to the Director) the Office of Compliance Examinations and Inspections (Lori A. Richards, Director, and Gene A. Gohlke, Associate Director.

Technical assistance was provided by the Office of Economic Analysis (William J. Atkinson, Associate Chief Economist, Vance H. Anthony, Financial Economist, Lorie S. Walsh, Financial Economist, and Harvey B. Westbrook, Jr., Financial Economist.)

Table of Contents

I. INTRODUCTION AND EXECUTIVE SUMMARY

This Report of the Division of Investment Management on Mutual Fund Fees and Expenses ("Report") presents our study of trends in mutual fund[1] fees and expenses[2] experienced over the past twenty years. We conducted our study of fees in light of: (1) the significant growth in the mutual fund industry during the period; (2) U.S. households' increasing reliance on mutual funds to finance retirement, housing, and children's education;[3] (3) the significant impact that mutual fund fees and expenses have on investor returns; and (4) the ongoing debate over the appropriate level of mutual fund fees and expenses. We anticipate that the Report will be useful to Congress and the Commission in overseeing the mutual fund industry. Moreover, we believe that this information may be useful to members of the mutual fund industry, including fund directors, and to the investing public.

In Section I, we describe the background and scope of the Report and provide a summary of our findings. Section II describes the regulatory framework with respect to mutual fund fees and expenses. The section summarizes the corporate governance and disclosure standards that apply to fund fees and expenses, and explains how these standards have evolved to meet changes in the industry. The section also describes recent Commission initiatives regarding fund fees and expenses. Section III presents the trends in fees. The section illustrates the extraordinary growth in fund assets during the period covered by the study. The section also discusses the major changes in the manner that funds are organized and distributed and the rapid expansion in the variety of services that is commonly available to fund shareholders. Section IV describes our recommendations concerning the corporate governance structure for the oversight of fund fees and the disclosure that investors receive regarding fund fees.

A. Background and Scope of the Report

The U.S. mutual fund industry has grown dramatically over the past twenty years. Assets under management have grown from $134.8 billion at the end of 1979 to $6.8 trillion at the end of 1999, an increase of more than 4,900%.[4] Over the same twenty-year period, the number of funds has increased from 564 to more than 7,700.[5]

Perhaps more significant than the growth in fund assets or the number of funds is the increasingly significant role of mutual funds as an investment vehicle for many Americans. Today, fund assets exceed the assets of commercial banks, with almost 88 million shareholders investing in mutual funds.[6] The percentage of U.S. households that invest in funds has increased from 6% in 1980 to 49% today due to a number of factors, including relatively low interest rates for bank deposits and the popularity of Individual Retirement Accounts and 401(k) plans.[7] The mutual fund industry accounts for 17% of total retirement assets and almost 42% of 401(k) assets.[8]

The growth of the fund industry has been accompanied by a debate over the appropriate level of fund fees. The focus on fund fees is important because they can have a dramatic impact on an investor's return. For example, a 1% increase in a fund's annual expenses can reduce an investor's ending account balance in that fund by 18% after twenty years.

Some commentators argue that fund fees are too high. They claim that the growth in the fund industry has produced economies of scale and that funds have not passed on to shareholders the benefits of these economies of scale in the form of reduced fees.[9] Others contend that fund fees are not too high and that shareholders today are getting more for their money -- more services, such as telephone redemption and exchange privileges, check or wire redemptions, and consolidated account statements, and greater investment opportunities, such as international and other specialized funds, which typically have higher operating costs than more traditional funds. They also contend that the average cost of investing in mutual funds has declined since 1980.[10]

In the most recent contribution to the public dialogue, the United States General Accounting Office issued a report that provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that influence those fees. [11] The report's major conclusion is that additional disclosure could help to increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition among funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund fees that the investor has borne.

***

Our goal for this Report is to provide objective data describing trends in mutual fund fees that may be useful to Congress and the Commission in overseeing the mutual fund industry, and to others who are focusing on the effect of mutual fund fees on investor returns. As discussed more fully below, the Investment Company Act of 1940 ("Investment Company Act") does not give the Commission the direct role of arbiter in determining the appropriate level of fees to be paid by a mutual fund.[12] Rather, the regulatory framework generally allows the level of fund fees to be determined by marketplace competition and entrusts fund independent directors with the responsibility to approve and monitor the arrangements under which funds pay for investment advice or the distribution of their shares. Thus, we do not draw any conclusions in this Report as to the appropriate level of fund fees.

B. Summary of Findings and Recommendations

1. Summary of Findings

As described more fully in Section III, we observed the following from the data that we collected:

- Overall, mutual fund expense ratios (*i.e.*, a fund's total expenses, including rule 12b-1 fees, divided by its average net assets) have increased since the late 1970s, although they have declined in three of the last four years.
- Although fund expense ratios rose on average during the 20 years covered by our study, the overall cost of owning fund shares may not

have risen if changes in sales loads are taken into consideration. (Sales loads are not taken into consideration when calculating expense ratios and have generally decreased during the period.)

- The increase in mutual fund expense ratios since the 1970s can be attributed primarily to changes in the manner that distribution and marketing charges are paid by mutual funds and their shareholders. Many funds have decreased or replaced front-end loads, which *are not* included in a fund's expense ratio, with ongoing rule 12b-1 fees, which *are* included in a fund's expense ratio. This change complicates the comparison of current expense ratios with expense ratios from earlier periods.

- Mutual funds with the largest proportion of defined contribution retirement plan assets (*e.g.*, 401(k) plans) generally have lower expense ratios than other funds.

- Mutual fund expense ratios generally decline as the amount of fund assets increase.

- Specialty funds have higher expense ratios than equity funds, which, in turn, have higher expense ratios than bond funds. International funds have higher expense ratios than comparable domestic funds.

- Index funds and funds that are available only to institutional investors generally have lower expense ratios than other types of funds.

- In a sample of the largest 1,000 funds in 1999, funds that are part of large fund families (in terms of asset size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- In a sample of the 100 largest mutual funds, most funds have some type of fee breakpoint arrangement that automatically reduces the management fee rate as the asset-size of the individual fund or the fund family increases. Most funds in the sample with management fee breakpoints, however, have assets above the last breakpoint.

2. *Summary of Recommendations*

We believe that the current statutory framework's primary reliance on disclosure and procedural safeguards to determine mutual fund fees and expenses, rather than on fee caps or other regulatory intervention, is sound and operates in the manner contemplated by Congress. We believe, however, that the framework can be enhanced in certain areas. A brief summary of our recommendations follows. These recommendations are more fully discussed in Section IV.

a. Disclosure and Investor Education

Many observers give the Commission high marks for requiring funds to disclose information about their fees in a format that is understandable to investors and that facilitates comparison with the fees charged by other funds and other investment alternatives.[13] The Commission should, nevertheless, consider whether requiring the disclosure of additional types of fee information would facilitate investors' awareness of fund fees and investors' ability to understand their effect. For example, the General Accounting Office recommended in its report that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid.[14] The GAO report acknowledges however, that there are advantages and disadvantages to this recommendation and that other alternatives should be considered. We recommend that, because the recommended information could be disclosed in various ways, the Commission should evaluate the most effective way of disclosing fees and expenses that investors incur, taking into account the cost and burden that various alternative means of making such disclosures would entail.

We agree with the General Accounting Office that the fund industry and the Commission should encourage fund shareholders to pay greater attention to fees and expenses. We believe that changes to mutual fund disclosure requirements have generally produced the best results when the changes are designed to meet the information needs of investors and assist them in making better investment decisions. With respect to fund fees and expenses, we believe that investors need information, in addition to information about the dollar amount of fees, that helps them to understand the fees that they pay. Moreover, they need to be able to compare the fees of their fund to the fees of other funds and other types of investments. To satisfy these broader needs, we believe that any additional required fee information, including the dollar amount of fees, should be provided in semi-annual and annual shareholder reports. One advantage of this approach is that it would enable investors to not only compare the fees of funds but also to evaluate the fee information that would be contained in the reports to shareholders alongside other key information about the fund's operating results, including management's discussion of the fund's performance.

The additional information about actual costs could be presented in a variety of ways. One possible way to present the data would be to require shareholder reports to include a table showing the cost in dollars incurred by a shareholder who invested a standardized amount (*e.g.*, $10,000) in the fund, paid the fund's actual expenses, and earned the fund's actual return for the period.[15] The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (*e.g.*, $10,000) that earned a standardized return (*e.g.*, 5%). Because the only variable for this calculation would be the level of expenses, investors could easily compare funds to one another.

The full benefits of improved fee disclosure will not be realized without a strong investor education campaign. We recommend that the Commission continue its program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As new requirements to provide information about fund fees take effect, we recommend that the Commission develop educational materials that help investors understand how to make use of the new information, and encourage funds, brokers, and others to do so as well.

For many fund shareholders, taxes on income dividends, capital gains distributions, and gains realized when shares are redeemed have a greater impact on the growth of their investment than does the fund's expense ratio.[16] The Commission should adopt rules that would require mutual funds to report their investment returns on an after-tax basis, similar to or as proposed in March 2000.[17]

b. Fund Governance

We believe that the current statutory framework can be enhanced by strengthening the ability of independent directors to monitor fund fees and expenses. As described in Section II, the Commission took major action in this area in October 1999, when it proposed new rules and rule amendments designed to enhance the effectiveness of independent directors in dealing with fund management. We recommend that these proposals be adopted as soon as practicable, taking into account public comments on the proposals.

In addition to strengthening the ability of independent directors to deal with fund management, the Commission also should consider the following recommendations with respect to the regulatory framework for fees:

- The Commission should continue to emphasize that mutual fund directors must exercise vigilance in monitoring the fees and expenses of the funds that they oversee. Fund directors should, for example, attempt to ensure that an appropriate portion of the cost savings from any available economies of scale is passed along to fund shareholders. The Commission should continue to encourage efforts to educate directors about issues related to fund fees and expenses, including the types of information that they may request when they review the funds' management contracts, and the techniques that are available to evaluate the information that they receive.
- Fund directors, in addition to approving the management fee, may also approve a plan under Rule 12b-1 under the Investment Company Act to use fund assets to pay for distribution and marketing expenses. That rule is now twenty years old. The Commission should consider whether the rule needs to be modified to accommodate changes in the mutual fund industry.

***

We believe that these recommendations would provide fund shareholders with better information about mutual fund fees and would enhance the procedural safeguards that are provided by the oversight of independent directors and by SEC rules.

II. REGULATORY FRAMEWORK FOR MUTUAL FUND FEES AND EXPENSES

A. Historical Background

Over the past 60 years, Congress and the Commission have sought to protect the interests of fund investors with respect to fund fees and expenses by using a dual approach: (1) procedural safeguards to reduce the conflicts of interest that could lead to inappropriate or inflated fees; and (2) uniform disclosure of fees and expenses by funds to allow investors to make informed investment decisions. The dual approach has been enhanced over the years since passage of the Investment Company Act, and Congress and the Commission have continued to rely on this approach.[18]

1. Safeguards to Reduce Conflicts of Interest

A mutual fund has a unique structure. Although mutual funds generally are organized either as corporations or business trusts, they typically are not managed by their own officers and employees. Rather, a mutual fund usually is organized and operated by a separate legal entity that acts as (or is affiliated with) the fund's investment adviser.[19] The investment adviser generally supplies the fund with its officers and employees and selects the original slate of directors for the fund.

This structure creates an inherent conflict of interest between the fund and its investment adviser because the directors of the fund (who typically have initially been selected by the adviser) approve the amount of the fees that the fund will pay to the adviser in exchange for all of the adviser's services to the fund. An investment adviser has an incentive to charge the highest possible fee for its services, while the fund and its shareholders wish to pay the lowest amount of fees possible because the fees directly reduce a fund's return on its investments.

Congress did not address this conflict by imposing fee caps or other direct regulation of fund fees and expenses.[20] Rather, Congress adopted certain provisions in the Investment Company Act to place fund directors that are not affiliated with a fund's management in the role of "independent watchdogs" who would "furnish an independent check upon the management" of mutual funds.[21] Since its enactment, the Investment Company Act has required that no more than 60% of the members of a board of directors be, among other things, officers or employees of a fund or affiliated with the fund's investment adviser.[22]

The Investment Company Act further requires that a majority of a fund's independent directors approve the contract between the investment adviser and the fund, and any renewals of the contract.[23] In evaluating whether to approve or renew the contract, the directors have a statutory duty to evaluate, and the adviser has a statutory duty to furnish, all of the relevant information that is needed to review the terms of the contract.[24] This evaluation typically consists of a review of the amount of the advisory fee paid by the fund, the services provided by the adviser, and the profitability of the fund to the adviser.[25]

The Commission has followed the approach of relying on a fund's independent directors to police conflicts of interest between a fund and its affiliates regarding the use of fund assets to finance activities that are primarily designed to result in the sale of the fund's shares, *i.e.*, the expenses of distributing the fund's shares.[26] Pursuant to rule 12b-1 under the Investment Company Act, a fund may adopt a 12b-1 plan to provide for the payment of distribution expenses. Because of the possible conflicts of interest involved in a fund's payment of distribution expenses, the Commission requires funds to follow procedures similar to those required by the Investment Company Act for the approval of an investment advisory contract.[27]

In particular, rule 12b-1 requires that payments for distribution expenses be made pursuant to a written plan and that the plan be annually approved by a majority of the fund's independent directors.[28] Like advisory contracts, rule 12b-1 also requires shareholder approval of the plan and any amendments to the plan that materially increase the amount paid under the plan. When reviewing and approving rule 12b-1 plans, independent directors must decide, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under the Investment Company Act, that there is a reasonable likelihood that a plan will benefit the fund and its shareholders.[29]

The Investment Company Act and the rules thereunder do not, however, expressly require a fund's independent directors to approve all of the service contracts of the fund. For example, a fund's independent directors are not expressly required by the Act to approve transfer agency contracts or administrative contracts. Absent some affiliation between a fund and a service provider, service contracts generally do not implicate the same conflict of interest concerns as investment advisory contracts. Directors, including independent directors, may nevertheless review and approve such service contracts, especially if a fund's adviser or an affiliate of the adviser provides the services under the contract.[30] Also, directors may need to review and approve service contracts in order to fulfill their duties as directors under state law.

In 1970, Congress amended the Investment Company Act to strengthen the ability of directors, particularly independent directors, to carry out their responsibilities to review and approve fund contracts.[31] Among other things, Congress adopted Section 36(b) of the Investment Company Act, pursuant to which investment advisers have a fiduciary duty with respect to the receipt of compensation for services provided to a fund.[32] An adviser's duty under section 36(b) applies to all of the fees that the adviser and its affiliates receive from a fund, including any distribution expenses such as rule 12b-1 fees.[33] Court decisions in cases alleging that an adviser breached its fiduciary duty with regard to compensation under section 36(b) provide a framework that many fund directors follow when they review advisory contracts.[34] In these cases, courts evaluated the facts and circumstances of the advisory contract to determine whether the adviser charged, "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[35] The courts have considered the following factors when evaluating a section 36(b) claim:

(1) the nature and quality of the services provided by the adviser, including the performance of the fund;

(2) the adviser's cost in providing the services and the profitability of the fund to the adviser;

(3) the extent to which the adviser realizes economies of scale as the fund grows larger;

(4) the "fall-out" benefits that accrue to the adviser and its affiliates as a result of the adviser's relationship with the fund (*e.g.*, soft dollar benefits);

(5) performance and expenses of comparable funds; and

(6) the expertise of the independent directors, whether they are fully informed about all facts bearing on the adviser's service and fee, and the extent of care and conscientiousness with which they perform their duties.[36]

Most fund directors request data and other information that enable them to evaluate at least these factors in connection with the investment advisory or other contracts. In addition to obtaining data and information from the investment adviser, fund directors may seek data and other information from outside sources. For example, the directors may obtain material prepared by outside experts that may be used to compare the fund's performance, fee structures, and expenses to funds of comparable size and investment objective. Independent directors also may rely on independent counsel for advice and information in connection with the evaluation of the investment advisory and other service contracts.

2. Disclosure Requirements

The dual approach to regulating mutual fund fees and expenses also relies on fund investors to play a role in determining for themselves the appropriate level of fees and expenses. All funds are required to disclose their fees and expenses in a uniform manner so that an investor contemplating a fund investment today has access to comparable information about competing funds. This information helps investors to make better investment decisions.

In the 1980s, the Commission became concerned that investors could be confused if the increasing variety of sales loads and other fund distribution arrangements were not uniformly presented. For that reason, since 1988, Form N-1A (the form used by mutual funds to register their shares with the public) has required every mutual fund prospectus to include a fee table.[37] This table presents fund investors with expense disclosure that can be understood easily and that facilitates comparison of expenses among funds.[38]

The fee table calls for a uniform, tabular presentation of all fees and expenses associated with a mutual fund investment. The fee table reflects both (i) charges paid directly by a shareholder out of his or her investment, such as front- and back-end sales loads, and (ii) recurring charges deducted from fund assets, such as advisory fees and 12b-1 fees. The table must be located at the beginning of the prospectus. It is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a $10,000 investment if he or she received a 5% annual return and remained invested in the fund for various time periods. As a result of the Commission's efforts in designing and implementing the fee table, information about mutual fund fees and expenses is accessible to prospective and existing investors.

In 1998, the Commission overhauled the prospectus disclosure requirements for mutual funds in order to provide investors with clearer and more understandable information about funds.[39] As part of those initiatives, the Commission improved fund fee disclosure. Those initiatives require mutual funds to include in the front portion of their prospectuses a risk/return summary in plain English that functions as a standardized "executive summary" of key information about the funds. The fee table is included in the plain English risk/return summary because of the Commission's belief that fees and expenses are crucial to an investor's decision to invest in a fund.[40] This reflects the Commission's commitment to promoting investors' access to fee information as a basis for a fund investment decision.[41]

B. Recent Commission Initiatives to Enhance the Regulatory Scheme

Congress and the Commission continue to monitor fund fees and expenses and to assess whether the regulatory framework should be enhanced. For example, in September 1998, the Subcommittee on Finance and Hazardous Materials of the Commerce Committee of the U.S. House of Representatives held a hearing on mutual fund fees and expenses at which Chairman Arthur Levitt and members of the industry testified. In his testimony, Chairman Levitt announced that the staff had commenced a report on fees and expenses.[42] Chairman Levitt also discussed the steps being taken by the Commission in the area of mutual fund fees and expenses, which included evaluating the role of independent directors and enhancing investor understanding of fund costs. The Commission's recent initiatives in those areas are described below.

1. Enhancing the Role of Independent Directors

As discussed above, the independent directors of a fund play a significant role in monitoring fund fees and expenses, and the Commission recently has undertaken initiatives to strengthen the role of independent directors. In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Independent directors, investor advocates, executives of fund advisers, academics, legal counsel, and others examined the responsibilities of independent directors and discussed ways that the Commission might promote greater effectiveness of these directors, especially in approving investment advisory agreements and fees. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." Roundtable participants generally agreed that independent directors can vigilantly represent the interests of fund shareholders only when they are truly independent of those who operate and manage the fund, and that the independence of fund boards should be encouraged.[43]

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors.[44] At the same time, the Commission published an interpretive release expressing the views of the Commission and Division staff concerning a number of issues that relate to independent fund directors.[45] Together, these initiatives are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with additional information to assess directors' independence.

In addition, in October 1999, Chairman Levitt announced the creation of the Mutual Fund Directors Education Council, which is chaired by former SEC Chairman David S. Ruder and administered by Northwestern University. The Council was created in response to Chairman Levitt's call for improved fund governance. The Council fosters the development of programs to promote a culture of independence and accountability in fund boardrooms.

2. Enhancing Investor Understanding of Mutual Fund Costs

Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses. The Commission continues to be concerned, however, that the typical investor is not using all of the resources that are available in considering investments in mutual funds. Thus, the Commission has mounted an extensive investor education campaign to improve the financial literacy of investors with respect to mutual funds and their costs.

For example, the Commission recently issued tips on mutual fund investing that remind investors that past performance should never be their only guide when choosing funds.[46] The Commission recommended that, in addition to reading the prospectus and shareholder reports, investors should assess a fund's costs because they can have an enormous impact on returns. The Commission's mutual fund tips also suggest that investors consider a fund's size, tax consequences, risks, and volatility.

Last year, the Commission launched the Mutual Fund Cost Calculator, an Internet-based tool that enables investors to compare the costs of owning different funds by entering data that generally is available in fund prospectuses. The Mutual Fund Cost Calculator also shows the total cost of owning a mutual fund after a specified period of time. It is available for free on the Commission's web site.[47]

These recent investor education initiatives build upon prior initiatives of the Commission to promote financial literacy among investors. The Commission's web site contains, for example, an "Investment Options" page, which contains information on the benefits, risks, and costs of various investment vehicles, including mutual funds.[48] The page provides links to the Mutual Fund Cost Calculator and to a publication with frequently asked questions about mutual fund fees.[49] It also features the "Financial Facts Tool Kit," which contains information to assist investors in planning their financial future.[50] Investors can find on the Commission's web site a brochure about investing in mutual funds that contains a section on the importance of fees.[51] Investors can also use the "Search Key Topics" databank on the Commission's website to learn more about the different types of mutual fund fees and expenses.[52]

In addition, in March 1999, Congressman Paul Gillmor introduced the Mutual Fund Tax Awareness Act of 1999, which would require the Commission to revise its regulations to improve methods of disclosing to investors in mutual fund prospectuses and annual reports the after-tax effects of portfolio turnover on mutual fund returns. The legislation was approved by the House of Representatives in the 106th Congress. The Commission recently also proposed to improve disclosure to investors of the effect of taxes on the performance of mutual funds.[53]

Finally, we note the presence of market trends that may be the result of increased investor awareness of funds' expenses. Three fund groups that have been characterized as featuring relatively low costs[54] have increased their share of total fund assets from 17% at the beginning of 1990 to more than 27% at the end of 1999.[55] Competitive pressures within the industry appear to be prompting an increasing number of fund mergers as fund sponsors attempt to streamline their offerings and eliminate uneconomical funds. Competition also has increased because of the offering of low-cost exchange traded funds (ETFs), which are pooled vehicles generally sponsored by large broker-dealers and stock exchanges that allow investors to buy and sell the funds' shares at any time during the day at market prices. In addition to competing among themselves, mutual funds face increased competition from sources outside of the fund industry.[56]

- On-line trading: Due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds.
- Individual accounts: Advances in technology enable investment advisers and broker-dealers to extend individual account management services to clients and customers with smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund.
- New "mass customized" products: Several new Internet-based firms take the individual account concept a step further. One firm, for example, enables individual investors to buy pre-constructed baskets of stocks with preselected characteristics in terms of risk, type of issuer, etc. Alternatively, the investor can utilize the firm's web site to create his or her own customized basket of stocks.[57]

These emerging products and services, and others not yet developed, and their sponsors may exert additional pressure on mutual fund fees and the Commission will need to closely monitor them to ensure that they are appropriately regulated.[58] If investors are to benefit from the increased competition, investor education must play a major role by helping investors to understand the characteristics, risks, and costs associated with the ever-increasing number of investment alternatives.

III. STUDY OF TRENDS IN MUTUAL FUND FEES AND EXPENSES

A. Introduction

1. Objectives

The Division initiated its study of mutual fund fees and expenses ("fee study") in response to significant growth in the mutual fund industry and significant changes in the manner in which funds operate. Our objectives are to provide summary data about the current level of mutual fund fees and expenses, describe how fee levels have changed over time, and identify some of the major factors that have influenced the amount of fees charged. In order to examine trends over time, we analyze the expenses of all stock and bond funds for the following years: 1979, 1992, and 1995 through 1999. We use 1979 as a benchmark because it is the year before rule 12b-1 distribution fees were first permitted. We analyze data for 1992 because it is the first year for which we have expense data in electronic format. We analyze data for 1995 through 1999 to get a more recent picture of trends in fund expenses. Our purpose is not to determine whether mutual fund fees are too high or too low, but to determine how fees have changed over time and what factors have affected those changes.

2. Presentation of Results

The presentation of fee study results is organized in the following manner. First, we discuss issues related to methodology and data sources. We identify the costs that are included in a fund's expense ratio and the costs that are excluded. We then examine trends in the number of funds, assets under management, expense ratios, methods of distribution, and types of investment objectives offered. Next, we use an econometric model to examine which factors are statistically important in explaining the differences in mutual fund operating expense ratios. Following that, we examine whether mutual fund management expense ratios[59] decline as fund assets increase and investigate the extent to which fee breakpoint provisions are included in the management contracts between funds and their investment advisers. Finally, we examine the expenses of the largest mutual funds in the retirement market.

B. Methodological Issues

Mutual fund investors and industry analysts usually evaluate the fees and expenses of an individual fund by comparing its expense ratio (total expenses divided by average net assets) to the expense ratios of other funds or by looking at how the fund's expense ratio has changed over time. Investors and analysts usually evaluate the fees and expenses of the fund industry as a whole by looking at the average expense ratio of all funds (or all funds in a given category, *e.g.*, equity funds) and noting how this figure has changed over time. We believe that although expense ratios are important, it can be misleading to focus on one number without also identifying key factors that influence that number. In this study, we attempt to identify some of the key factors that may affect mutual fund expense ratios.

1. What Costs are Included in a Fund's Expense Ratio?

It is difficult to compare the fees and expenses paid by funds because the manner in which funds pay for services and the nature of the services provided vary widely. Sometimes, the cost of all services provided to the fund and its shareholders is included in a fund's expense ratio. Other times, the expense ratio excludes the cost of some services, such as marketing or financial advice, because they are not paid for by the fund; instead they are paid by the individual shareholder. Although no standard method exists for classifying the services provided in connection with buying and owning a mutual fund, one possible approach is shown in Chart 1.

Chart 1
The Mutual Fund "Bundle of Services"

Type of service	How Paid For	Include in Expense Ratio?
1. investment management (i.e., "portfolio advice")	management fee	Yes
2. administration and recordkeeping	management fee, fees to service providers	Yes

3. buying and selling securities	commissions, bid-asked spreads	No
4. distribution and marketing	sales charge, 12b-1 fee, adviser profits	12b-1 fee, yes; otherwise, no
5. financial advice/planning	sales charge; 12b-1 fee; separate fee or commission paid to a broker, financial planner, or investment adviser; wrap fee	Sometimes
6. consolidated statements and other services provided by a "mutual fund supermarket"	supermarket receives portion of management fee, 12b-1 fee, or adviser profits	Yes (unless paid from adviser profits)

Before looking at the expense ratio numbers, it is useful to identify in greater detail the costs that are included in a fund's expense ratio and the costs that are excluded.

A fund's expense ratio is its total expenses divided by average net assets. Form N-1A, the mutual fund registration form, divides total expenses into three categories: management fees, rule 12b-1 fees, and other expenses. *Management fees* include investment advisory fees and administrative or other fees paid to the investment adviser or its affiliates for services.[60] *Rule 12b-1 fees* include all distribution or other expenses incurred under a plan adopted pursuant to rule 12b-1.[61] *Other expenses* include all expenses not included in the first two categories that are deducted from fund assets or charged to all shareholder accounts. Typical "other expenses" include payments to transfer agents, securities custodians, providers of shareholder accounting services, attorneys, auditors, and fund independent directors. A mutual fund's expense ratio does not include the sales load (if any) or the cost that the fund incurs when it buys or sells portfolio securities, such as brokerage commissions. As described in the following section, fund marketing and distribution expenses are increasingly paid out of 12b-1 fees rather than out of sales loads -- a change that has had a large impact on expense ratios.

2. The Changing Role of Distribution Expenses

The past two decades have seen significant changes in the way that investors pay for the marketing and distribution of fund shares. Any analysis of mutual fund expenses must take into account the effect of these changes.[62]

Prior to 1980, most mutual funds were load funds, so-named because they were marketed by a sales force of brokers who received a commission (load) when shares were sold.[63] The remaining funds (no-load funds or directly marketed funds) were sold by investment advisory firms directly to the public without a sales load. The more limited sales expenses of no-load funds (primarily advertising) were paid by the funds' investment advisers or underwriters, out of their own profits. In other words, prior to 1980, irrespective of whether a fund was a load or a no-load fund, distribution expenses were not included in the fund's expense ratio.

In 1980, after much debate, the Commission adopted rule 12b-1, which permits funds to pay for marketing and distribution expenses directly out of their assets.[64] Since 1980, marketing and distribution expenses paid under rule 12b-1 have been included in a fund's expense ratio in the same manner as any other fund expense. Sales loads, on the other hand, continue to be excluded from a fund's expense ratio because loads are paid directly by investors and not by the fund.

Although initially few funds adopted 12b-1 plans, the number of funds with plans increased during the mid-1980s [65] as sponsors of load-funds developed a new pricing arrangement in which the combination of a 12b-1 fee and a contingent deferred sales load (CDSL) replaced the traditional front-end load.[66] A CDSL is a sales load that is paid, if at all, at the time of redemption. A CDSL is "contingent" because the sales load is paid only if the shares are redeemed before a specified period of time (often 5-8 years). These CDSL funds are sold by the same brokers who sell traditional load funds, but the investor does not pay a sales load at the time that shares are purchased. Instead, the investor pays an annual 12b-1 fee or a contingent deferred sales load if shares are redeemed within a specified period of time.[67] The 12b-1 payments made by CDSL funds are included in their expense ratios.

As CDSL funds became more popular, the NASD, with the approval of the Commission, determined that 12b-1 fees should be governed by the rules that apply to sales loads.[68] After careful consideration, the NASD determined that funds should pay no more than 100 basis points in 12b-1 fees, 75 basis points of which could be for distribution expenses and 25 basis points for service fees annually.[69] In addition, the NASD determined that a fund with no sales load and a 12b-1 fee of 25 basis points or less could identify itself as a no-load fund.

In view of the changes described above, some observers of the fund industry, including the industry's largest trade association, argue that any overall evaluation of the fees and expenses borne by fund shareholders should consider trends in total shareholder cost -- a measure that includes the cost of services paid for separately by the shareholder (most notably, distribution costs paid via sales loads) as well as the costs included in a fund's expense ratio. Although we believe that the total shareholder cost approach has considerable merit, we focus primarily on expense ratios in this study for two reasons. First, our goal is to analyze trends in fees and expenses that are incurred at the fund level and paid directly out of fund assets. Second, two data items that play a key role in total shareholder cost analysis-- actual sales loads paid by fund investors, and the actual length of time that investors hold their shares - are not publicly available.[70]

3. Data Sources/Explanation of Data Items

Expense ratio and other data were collected for all stock and bond funds in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999.[71] Data for 1979 were taken from *Weisenberger's Investment Company Services, 1980*; data for 1992 and 1995 through 1999 were taken from

Morningstar Mutual Funds OnDisc and *Morningstar Principia Pro.*[72] Money market funds, another major segment of the mutual fund industry, were excluded from this study because of their different cost structure. Therefore, in this report, the terms "mutual fund" and "fund" include all mutual funds that are not money market funds. Also excluded from this study are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, and face amount certificate companies.

A key issue is whether to evaluate the expense data at the level of the fund or at the level of the class. As previously indicated[73] some funds issue only one share class (single-class funds or stand-alone funds); other funds issue two or more classes (multi-class funds). The multi-class form of organization is designed to provide investors with more choices. For example, different share classes may offer varying levels of service or alternative ways to pay for the cost of distributing the fund's shares.[74] Because of the differences among the classes, each class has its own fee structure and expense ratio, and shareholders investing in different classes pay different expenses for an undivided interest in the same portfolio of securities. Consequently, the data reported for a multi-class fund is not the fund's expenses and assets, but rather the expense ratio of each separate class and its related assets.

A multi-class fund actually incurs most of its operating expenses at the fund level, and then allocates these expenses among the fund classes, often based on the relative asset-size of each class. The magnitude of these expenses tends to be influenced by the asset-size of the fund and not the asset size of the various classes.[75]

We believe, therefore, that when an expense analysis includes the relationship between funds' expense ratios and their asset sizes, it is appropriate to evaluate the asset-size of multi-class funds at the fund level. We use this approach in Section III.D (A Model for Estimating a Fund's Expense Ratio).[76] In contrast, when the expense analysis focuses on the amount of expenses paid by fund shareholders, we believe it is more appropriate to perform the analysis at the class level. Accordingly, in Section III.C (Factors That Affect Fees: Descriptive Statistics) we evaluate multiple class funds at the class level -- *i.e.*, we consider each class to be a separate data item, with its own assets and its own expense ratio.

In most cases, our study analyzes expense data for all funds or classes in existence at the end of the year.[77] In three cases, because the relevant information had to be collected by hand, we limited the analysis to a sample of large classes.

- Our analysis of management expenses is based on a sample of the 1,000 largest classes in existence at the end of 1999.[78] The 1,000 classes represented approximately 82% of all class assets in 1999. The smallest class in this sample had assets of $704 million.
- Also with respect to management expenses, we examined the management contracts of the 100 largest mutual funds in 1999 for evidence of fee "breakpoints."[79] The 100 largest funds had total assets of $1.8 trillion in 1999 and represented 42% of all fund assets.

- We analyzed the expense ratios of the 50 funds with the most 401(k) assets in 1999. The 50 funds had total assets of $935 billion and represented 21% of all fund assets.

C. Factors that Affect Fees: Descriptive Statistics

1. Mutual Fund Growth

The mutual fund industry grew at an extraordinary rate during the 20 years covered by our study ("study period"). The number of stock and bond classes in the study went from 517 in 1979 to 8,901 in 1999 -- an increase of 1,622% (Table 1). Assets under management soared from $51.7 billion in 1979 to $4,456.6 billion in 1999 -- an increase of 8,520%. In terms of both number of classes and total assets, the greatest portion of the growth took place between 1992 and 1999.

Table 1
Mutual Fund Growth

	Number of Classes	Total Assets ($ Billions)
1979	517	51.7
1992	2,483	982.6
1995	6,682	2,074.4
1996	6,965	2,370.3
1997	6,991	3,001.5
1998	8,423	3,558.9
1999	8,901	4,456.6

2. Expense Ratio Trends: All Classes

During the study period, the expense ratio of the average class ("equally weighted average") rose from 1.14% in 1979 to 1.36% in 1999 (Table 2). However, because investment dollars are spread unevenly among classes -- the largest 100 classes account for 42% of all assets and the largest 1,000 classes account for 82% of all assets -- an equally weighted average may not be the best indicator of what the typical investor is being charged. The computation of an equally weighted average gives the same importance to a small class (net assets $100,000) as it does to the largest class (net assets $92 billion).[80]

Table 2
Expense Ratio Trends: All Classes

	Unweighted Average Expense Ratio	Weighted Average Expense Ratio
1979	1.14%	0.73%
1992	1.19%	0.92%
1995	1.30%	0.99%
1996	1.32%	0.98%
1997	1.33%	0.95%

1998	1.35%	0.91%
1999	1.36%	0.94%

We believe that evaluations of fund fees should generally give more weight to classes with more assets (and more shareholders). The typical fund investor is likely to own one of the larger classes, and to be charged an expense ratio at a large class's rate.

Weighting expense ratios by class size, we find that the expense ratio of the average class rose from 0.73% in 1979 to 0.99% in 1995, fell in 1996, 1997 and 1998 to 0.91%, and then rose to 0.94% in 1999.[81] Although we find that the weighted expense ratio has increased since 1979, it is important to understand why this has occurred. In the sections that follow, we discuss changes in the fund industry that might explain this increase.

3. Expense Ratio Trends by Distribution Category

As previously described, a series of changes in mutual fund distribution patterns has blurred the lines between formerly distinct marketing categories -- load vs. no-load. Today, the no-load category includes directly distributed classes with and without 12b-1 fees, as well as certain classes of sales force distributed funds in which marketing expenses are reduced or eliminated because the class is sold only to selected groups such as institutional investors or retirement plans.[82] The load category now includes classes with 12b-1 fees higher than 25 basis points, classes with 12b-1 fees and CDSLs, and classes with traditional front-end loads. Although the load category consists mostly of classes distributed by commissioned sales people or financial advisers, it includes some directly distributed funds.

In recognition of these changes, we divide classes into two categories for the purpose of analyzing trends in distribution expenses.

- *No-load*: With respect to data for 1979 and 1992, this category consists of classes that have no sales load and no 12b-1 fee ("pure no-load classes"). With respect to data for 1995 through 1999, this category consists of classes that may call themselves no-load under current NASD rules -- *i.e.*, pure no-load classes and classes that have no sales charge at the time of purchase or redemption, but can have a 12b-1 fee of up to 25 basis points.[83]

- *Load:* fund classes that have a sales load, a 12b-1 fee of more than 25 basis points, or both.

Tables 3 and 4 show how the number and total assets of load and no-load classes have changed over time. The trend in the study period is a gradual decline in the proportion of load classes and a faster decline in their proportion of assets. In 1999, for the first time, load classes had fewer assets, 49%, than no-load classes.

Table 3
Number of Classes by Distribution Category

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	316	61%
1992	763	1,720	69%
1995	2,380	4,302	64%
1996	2,506	4,459	64%
1997	2,576	4,415	63%
1998	3,229	5,184	62%
1999	3,418	5,483	62%

Table 4
Class Assets by Distribution Category ($ Millions)

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	$36,204	70%
1992	$254,441	$728,162	74%
1995	$916,401	$1,158,001	56%
1996	$1,076,530	$1,293,730	55%
1997	$1,384,483	$1,617,017	54%
1998	$1,751,804	$1,807,092	51%
1999	$2,259,836	$2,196,776	49%

Table 5 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 76 basis points in 1995, 75 basis points in 1996, 72 basis points in 1997, 68 basis points in 1998 and then increasing to 72 basis points in 1999.

In 1979 -- prior to the onset of 12b-1 fees -- the average load class had a lower expense ratio (72 basis points) than the average no-load class (75 basis points). From 1979 to 1992, load class expense ratios rose 24 basis points, on average, primarily because of the inclusion of 12b-1 fees in the expense ratio. Load class expense ratios increased another 21 basis points by 1995 (to 1.17%) before falling to 1.14% in 1997, 1.12% in 1998, and increasing to 1.17% in 1999.

Table 5
Weighted Average Expense Ratios by Distribution Category

	No-Load Classes	Load Classes
1979	.75%	.72%
1992	.80%	.96%
1995	.76%	1.17%
1996	.75%	1.17%
1997	.72%	1.14%
1998	.68%	1.12%

1999	.72%	1.17%

4. Total Ownership Costs

The results summarized in Table 5 do not take into account the decline in front-end sales loads that accompanied the increase in 12b-1 fees. The median front-end sales load (before quantity discounts) fell from 8.5% in 1979 to 4.75% in 1999.[84] Some industry participants argue that evaluations of mutual fund expense trends should take into account all costs that a shareholder would expect to incur in purchasing and holding class shares ("total ownership costs"). Total ownership costs include fund operating expenses, 12b-1 fees, and sales loads.[85]

As part of this study, we performed a simplified analysis of total shareholder costs. The results are shown in Table 6. A key issue for any study that employs a total ownership cost approach is how to treat the sales load paid to purchase fund share classes. The analysis requires two data items that are not publicly available: the actual loads paid by investors (dollar amount or percentage of amount invested) [86] and actual shareholder holding periods.[87]

Because we do not have access to data that reflect actual sales loads paid or actual holding periods of fund investments, we make certain simplifying assumptions, which make the analysis less precise. We assume that shareholders hold their shares for either 5 or 10 years.[88] We also assume that all investors pay the maximum front-end sales load. Using these assumptions, we then amortize the maximum sales load by dividing the sales load by the holding period. Finally, the amortized sales load is added to the expense ratio to arrive at the total asset weighted shareholder cost.

Table 6 indicates that the magnitude of total shareholder costs depends heavily on the amortization period chosen. Amortizing the average maximum sales load over a 5-year holding period shows that total shareholder costs for load classes have declined 18% between 1979 and 1999 -- from 2.28% to 1.88%. If the longer holding period of 10 years is picked, however, total shareholder costs remained basically unchanged between 1979 and 1999.

Table 6
Total Ownership Costs for Load Classes

	Number of Classes	Assets ($ Millions	Weighted Expense Ratio with 5 Year Amortization of Sales Load	Weighted Expense Ratio with 10 Year Amortization of Sales Load
1979	316	$36,204	2.28%	1.50%
1992	1,720	$728,162	1.79%	1.41%
1995	4,302	$1,158,001	1.88%	1.53%
1996	4,459	$1,293,730	1.89%	1.53%
1997	4,415	$1,617,016	1.87%	1.50%
1998	5,184	$1,807,092	1.83%	1.47%
1999	5,483	$2,196,776	1.88%	1.52%

5. Expense Ratio Trends by Type of Investment

At the beginning of the study period, the mutual fund industry generally invested in U.S. securities and did not offer specialized funds. During the 1980s and 1990s many fund sponsors broadened their product lines in an effort to attract new assets and retain assets already under management.[89] This strategy led to the introduction of two new major fund categories: international funds and specialty funds.[90]

In 1979, bond fund classes accounted for 38% of classes and 33% of assets, while equity fund classes accounted for 62% of classes and 67% of assets (see Tables 7 and 8). By 1992, bond classes had overtaken stock classes to become the largest fund category and international classes (10% of classes; 6% of assets) and specialty classes (6% of classes; 3% of assets) had become a significant part of the fund landscape.

Table 7
Number of Classes

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	196	321	-	-
1992	1,277	805	255	146
1995	3,559	1,891	931	301
1996	3,579	2,029	1,044	313
1997	3,389	2,141	1,118	343
1998	3,823	2,743	1,406	451
1999	3,956	3,011	1,460	474

Table 8
Total Assets
($ Millions)

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	$17,037	$34,618	-	-
1992	$522,049	$363,861	$65,083	$31,610
1995	$732,472	$999,772	$273,956	$68,200
1996	$776,106	$1,196,436	$317,676	$80,042
1997	$856,279	$1,664,553	$374,760	$105,907
1998	$990,132	$2,056,137	$391,574	$121,053
1999	$944,435	$2,705,494	$564,215	$242,470

Seven years later, a bull market in equities enabled stock fund classes to become the largest category in terms of assets although bond fund classes still accounted for the largest number of classes. In 1999, stock fund classes accounted for 61% of assets compared to 21% for bond fund classes. Bond fund classes accounted for 44% of classes in 1999 and stock fund classes accounted for 34%. International fund classes grew steadily during the study period until they accounted for 16% of classes and 13% of assets, while the number of specialty fund classes stayed level at 5%, but their assets grew to 5% of total assets.

It is generally believed that equity funds are more expensive to manage than bond funds and that international and specialty funds are more expensive to manage than equity funds.[91] Equity funds are thought to be more expensive to manage because of the increased research costs associated with picking stocks. Similarly, international funds are thought to incur additional costs over and above domestic equity funds because of the increased difficulty of researching international companies. Some of the increased cost results from the need to review and understand foreign accounting statements and to obtain company information not required to be disclosed under foreign securities laws. Custody costs generally are higher, as well.

The results shown in Table 9 are consistent with the opinions described above. Table 9 indicates that bond fund classes have lower expense ratios than equity fund classes, and that international and specialty fund classes have higher expense ratios than bond and equity fund classes. This fact, coupled with the increase in assets of equity, international, and specialty fund classes, helps explain some of the increase in mutual fund expenses.

Table 9
Weighted Average Expense Ratio
By Type of Fund

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	0.70%	0.74%	-	-
1992	0.82%	0.95%	1.36%	1.31%
1995	0.84%	0.98%	1.31%	1.37%
1996	0.84%	0.96%	1.31%	1.34%
1997	0.83%	0.91%	1.24%	1.35%
1998	0.80%	0.88%	1.18%	1.30%
1999	0.80%	0.90%	1.18%	1.36%

6. *Expense Ratio Trends by Class Age*

Another common explanation for rising expense ratios is that large numbers of new funds have pushed up the averages. Commentators say that new funds often have higher expense ratios because they have not yet reached the critical size needed to pass on economies to their shareholders.[92]

Table 10 tends to confirm the notion that new fund classes have higher expense ratios. The average expense ratio (weighted by asset size) of classes that have been in existence 5 years or less is 1.23%, compared to 1.10% for classes in existence between 6-10 years, and 0.80% for classes in existence for more than 10 years.[93]

Table 10
Years in Existence

Years in Existence	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-5	3,873	589,846	1.23%

6-10	3,433	1,241,081	1.10%
Greater than 10	1,595	2,625,692	0.80%

7. Expense Ratio Trends by Class Size

The previous table indicates that expense ratios seem to be inversely correlated with age. That is, as classes get older they have lower expense ratios. Some industry commentators have suggested that the recent creation of newer smaller classes tends to increase the weighted expense ratio. Table 11 attempts to determine the relationship between class asset-size and expense ratios.

Table 11
Class Size

Assets ($ Millions)	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-10	2,031	7,644	1.61%
11-50	2,326	60,404	1.42%
51-200	2,186	230,775	1.25%
201-1,000	1,586	706,922	1.14%
Greater than 1,000	772	3,450,868	0.87%

Table 11 divides all classes in 1999 into five groupings by asset size. As can be seen in the table, classes in the largest size category -- assets greater than $1 billion -- hold more than two-thirds of all fund assets. The data show that there is, in fact, an inverse relationship between size category and expense -- as the size category increases, expense ratios fall.

D. A Model for Estimating a Fund's Expense Ratio

1. Introduction

In Section C we found that the level of a class's expense ratio seems to depend on the following factors: asset size, age, investment category, and method of distribution. Because these factors appear to be important in explaining the magnitude of expense ratios at the class level, we sought to obtain more precise information about their impact.

To achieve this end, we built an econometric model of the relationship between the expense ratios of mutual fund classes and the factors described in Section C, as well as a few others. Our model hypothesizes that expense ratios of mutual fund classes can be explained by the following 11 factors: (1) fund asset size; (2) fund family asset size; (3) number of funds in its fund family; (4) portfolio turnover; (5) number of portfolio holdings; (6) fund age; (7) investment category; (8) method by which it finances distribution; (9) whether or not it is an index fund; (10); whether or not it is an institutional fund or class; and (11) whether it is part of a multi-class fund. [94] We used the model to analyze expense data for the 8,901 classes in our database in 1999.

2. *Results of Econometric Model of Expense Ratios*

We used our econometric model (see Appendix One, Regression Table) to analyze the expense ratio and operating expense ratio of classes in our database in 1999.[95] As indicated previously, a fund's *expense ratio* is defined as its total expenses, including rule 12b-1 fees, divided by its average net assets. A fund's *operating expense ratio* is defined as its total expenses minus rule 12b-1 fees divided by its average net assets. In our analysis of total expenses (column 1) we observe that the maximum 12b-1 factor tends to explain the variance in total expenses due to actual 12b-1 fees and that the other factors explain only that part of the variance in total expenses that is due to differences in operating expenses. So the coefficients for the independent variables (except for the maximum 12b-1 fee) represent the influence of these variables on the operating expense ratio, not the total expense ratio.

We found that the following factors are important in explaining variations among fund operating expense ratios.[96] Or, to put it another way, we found statistically significant relationships [97] between the operating expense ratios of funds [98] and the following factors. [99]

- *Fund Assets*: As fund assets increase, a class's operating expense ratio decreases.
- *Fund Family Assets:* As fund family assets increase, a class's operating expense ratio decreases.
- *Number of Funds in a Fund Family:* As the number of funds in a fund family increases, a class's operating expense ratio decreases.
- *Fund Category:* Equity funds have higher operating expense ratios than bond funds; specialty funds have higher operating expense ratios than equity funds; international funds have higher operating expense ratios than comparable domestic funds.
- *Index Funds:* Index funds have lower operating expense ratios than other funds.
- *Institutional Funds:* Institutional funds and classes have lower operating expense ratios than other funds and classes.
- *Load:* Funds or classes with front-end loads have lower operating expense ratios than no-load funds and classes.
- *12b-1 Fees:* Classes that are authorized to have 12b-1 fees have expense ratios that are higher than other classes by an amount equal to about 93% of the maximum authorized 12b-1 fee.
- *Portfolio Turnover:* As portfolio turnover increases, a fund's operating expense ratio increases.
- *Portfolio Holdings*: As the number of portfolio holdings increases, a fund's operating expense ratio increases.

- *Multi-Class Funds*: Multi-class funds have higher operating expenses than single class funds.

- *Fund Age*: Older funds have higher operating expenses than younger funds.

The remainder of this section discusses the above results in more detail, using examples based on the data for 1999.

a. Fund Size

Other things held equal, a fund with assets of $10 million had an operating expense ratio that was 22 basis points lower than a similar fund with assets of $1 million. (Table 12). A fund with assets of $1 billion had an operating expense ratio that was 66 basis points lower than a similar fund with assets of $1 million.[100]

Table 12
Relationship Between Fund Size and Operating Expense Ratio

Increase in Fund Asset Size	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-22
from $1 million to $1 billion	-66

b. Fund Family Asset-Size

In 1999, other things held equal, a fund's operating expense ratio fell 68 basis points if the total assets of its fund family rose from $1 million to $10 million (Table 13). A fund's operating expense ratio fell 75 basis points if fund family assets rose from $1 million to $10 billion.[101]

Table 13
Relationship Between Fund Family Asset Size and Operating Expense Ratio

Increase in Fund Family
Asset Size:

Change in Operating Expense Ratio
(basis points)

Increase in Fund Family Asset Size:	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-.68
from $1 million to $10 billion	-.75

c. Investment Category

A very important factor in predicting a fund's operating expense ratio is its investment category. In 1999, bond funds were the lowest cost investment category. Other things held equal, in 1999 an equity fund had an operating expense ratio that was 44 basis points higher than a bond fund; a hybrid fund had an operating expense ratio that was 22 basis points higher than a bond fund; and a specialty fund had an expense ratio that was 62 basis points higher than a bond fund. These results are applicable to funds that invest primarily in securities issued by United States issuers. With respect to funds that invest primarily in securities issued by non-United States issuers, an international equity fund had an expense ratio that was 82 basis points higher than a domestic bond fund and an international bond fund had an expense ratio that was 31 basis points higher than a domestic bond fund.

d. Index, Institutional, and Multi-Class Funds

In 1999, other things held equal, the operating expense ratio of an index fund was 45 basis points lower than an equivalent fund that was not an index fund. The operating expense ratio of an institutional fund or class was 22 basis points lower than an equivalent fund or class that was not limited to institutional investors. Finally, a multi-class fund had an operating expense ratio that was 14 basis points higher than an equivalent single-class fund.

e. Number of Funds in a Fund Family

In 1999, other things held equal, a fund with ten funds in its family had an operating expense ratio that was 14 basis points lower than a fund with only 1 fund in its fund family (Table 14). A fund with 100 funds in its family had an operating expense ratio that was 28 basis points lower than a fund with 1 fund in its fund family.

Table 14
Relationship Between Fund Family Number and Operating Expense Ratio

Increase in Fund Family Number	Change in Operating Expense Ratio (basis points)
from 1 fund to 10 funds	-.14
from 1 fund to 100 funds	-.28

f. Portfolio Turnover Rate

Portfolio turnover rate measures the average length of time that a security remains in a fund's portfolio. A fund that has a 100% portfolio turnover rate holds its securities for one year, on average. A fund with a portfolio turnover rate of 200% turns over its portfolio twice a year. In 1999, other things held equal, a fund with a portfolio turnover rate of 100% had an operating expense ratio that was 30 basis points higher than a similar fund with a portfolio turnover ratio of 1%. A fund with a portfolio turnover ratio of 200% had an expense ratio that was 4 basis points higher than a similar fund with a portfolio turnover ratio of 100%.

g. Number of Portfolio Holdings

Other things held equal, a fund that held 100 securities in its investment portfolio had an operating expense ratio that was 8 basis points higher than a similar fund that held 10 securities in its portfolio. A fund with 1,000 portfolio securities had an operating expense ratio that was 16 basis points higher than a fund with 10 portfolio securities.

h. Fund Age

Other things held equal, the operating expense ratio of a 10 year-old fund was 11 basis points higher than that of a 1 year-old fund in 1999; and the operating expense ratio of a 20-year-old fund was 4 basis points higher than that of a 10-year-old fund. Although the results indicate a positive relationship between age and expenses, the results appear to be driven at least in part by four older funds that have higher expenses than their peers. When the four funds are removed from the database, the positive relationship between a fund's age and operating expense ratio became considerably weaker.

i. Payment for Distribution Expenses: 12b-1 fee

The coefficient for the variable representing the maximum allowable 12b-1 fee is 0.93. This coefficient is statistically different from both 0 and 1.0. This indicates that, everything else equal, funds with 12b-1 fees had total expenses that were higher than those of other funds, but by an amount that was slightly less than the maximum 12b-1 fee.[102] This may have occurred because funds do not always charge a 12b-1 fee, even if such a fee is approved, or charge less than the maximum fee. In addition, some funds with 12b-1 fees may use these fees to pay for expenses that other funds may consider part of operating expenses. In these latter cases, the imposition of a 12b-1 fee might reduce operating expenses slightly.

j. Payment for Distribution Expenses: Sales Load

In 1999, other things held equal, the operating expense ratio of a fund with a front-end sales load was 6 basis points lower than the operating expense ratio of an equivalent fund.

***

The results from our model confirm that the factors identified in Section C are important in explaining a fund's operating expense ratio. We next turn our attention to mutual fund management expenses and focus on the relationship between a fund's portfolio asset size and its management expense ratio.

E. A Model for Estimating a Fund's Management Expense Ratio

1. Introduction

Evidence developed above indicates that as mutual funds' assets grow larger, their *operating expense ratios* decline. In order to determine whether a similar pattern exists with respect to mutual fund *management expenses*,[103] we hand-collected management expense data for the largest 1,000 classes in existence in 1999 and used a similar econometric model to analyze the data.[104] The model is the same as previously described with one exception. This time, the dependent variable is the fund's management expense ratio. We are interested in a fund's management expense ratio because it includes the cost of providing the fund with portfolio management services -- *e.g.*, conducting research, maintaining a trading desk, managing the investment portfolio in accordance with stated investment objectives and policies. Most observers believe that portfolio management is the fund cost with the greatest economies.[105] Although we cannot analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable), we can do the next best thing. We can analyze portfolio management costs indirectly by using the management fee charged to a fund by its adviser as a proxy for the adviser's cost of providing portfolio management services. Unfortunately, the proxy is far from perfect because management fees often pay for other services as well.[106]

One piece of evidence for the existence of economies in portfolio management is that many mutual fund management contracts contain fee breakpoints. Fee breakpoints are an arrangement under which the management fee rate on incremental assets is reduced as total fund assets surpass specified dollar levels.[107]

Breakpoints were first introduced during the 1960s after shareholders of investment companies sued over the fairness of advisers' fees.[108] Although the management fee was not found to be "legally excessive" in any of the cases that came to trial, many other cases were settled before trial and the adoption of management fee breakpoints was often a condition of those settlements.[109]

In our analysis we are interested in seeing whether fund management expense ratios decline as fund assets increase and breakpoints in management contracts are triggered.

2. Results of Regression Model of Management Expense Ratios

Our analysis produced interesting results. The management expense ratio of the 1,000 largest funds in 1999 did not show a statistically significant decline as *fund* assets grow, but rather, showed a statistically significant decline as *fund family* assets grew (see Appendix One). Other things held equal, a fund's management expense ratio fell 11 basis points in 1999 as fund family assets rose from $1 million to $10 million. A fund's management expense ratio fell 42 basis points as fund family assets rose from $1 million to $10 billion.[110]

Table 15
Relationship Between Fund Family Asset Size and Management Expense Ratio

Increase in Fund Family Asset Size:	Change in Mgmt. Exp. Ratio (basis points)
from $1 million to $10 million	-11
from $1 million to $10 billion	-42

These results seem to indicate that, among large funds, economies in management expenses are present at the fund family level rather than at the fund level.[111]

F. Evidence of Breakpoints in Management Fees

In order to obtain additional information about the extent to which economies are present in management fees, we examined the management contracts of the 100 largest mutual funds in 1997, 1998, and 1999 for evidence of management fee breakpoints.[112] Because management contracts are generally based on the total assets in a fund portfolio, we added together all the classes of multi-class funds to select the 100 largest funds.

An analysis of the management contracts of these funds produced some interesting results. Our analysis shows that not all management contracts incorporate fee breakpoints as fund assets increase. Instead, we observe contracts with five types of arrangements: 1) fee breakpoints based on fund assets (fund breakpoints); 2) fee breakpoints based on portfolio assets plus a performance fee (fund breakpoints-plus); 3) fee breakpoints based on fund family assets (fund family breakpoints); 4) a single, all-inclusive fee (single fee); and 5) at-cost arrangements. In addition, we observe that for funds with fund breakpoint or fund breakpoint-plus contracts, a substantial proportion of their assets are not subject to any further breakpoint reductions (Table 16). The remainder of this section discusses the different types of management contracts.

Fund breakpoint contracts have management fees that decline at selected asset intervals based on the asset size of the fund. Forty-seven funds in our analysis, with assets of $855.2 billion, have fund breakpoint contracts. The median number of breakpoints for the 47 funds is six. For these funds, the median asset-size level at which the first breakpoint takes effect is $500 million and the median asset-size at which the last breakpoint takes effect is $10 billion. The median management fee at the first breakpoint is 65 basis points and the median management fee at the last breakpoint is 41 basis points. Thirty-four funds have assets that exceed their last breakpoint. For these 34 funds, the combined assets that are not subject to any further breakpoints total $318 billion.

Table 16
Management Fee Breakpoints
1999

Type of Fee	Number of Funds	Total Assets (in Billions)	Funds with Assets Above Last Breakpoint	Total Assets Above Last Breakpoint (in Billions)
Fund Breakpoints	47	855.2	34	318.2
Fund Family Breakpoints	21	506.3	0	0
Fund Breakpoints - Plus	8	113.9	5	41.1
Single Fee	19	376.0	Na	na
At-Cost	5	204.7	Na	na

Fund family breakpoint contracts include breakpoints based on the asset size at the fund family level together with a single rate fee or a performance fee at the fund level. Twenty-one funds in our analysis, with assets of $506.3 billion, have a fund family fee. The median number of breakpoints at the fund family level is 37, with the first breakpoint at $3 billion in fund family assets and the last breakpoint at $1.2 trillion of fund family assets. The median fee rate for the first breakpoint is at 52 basis points and the median fee rate for the last breakpoint is 22 basis points. No funds have assets that exceed the last breakpoint.

Mutual funds that have fund breakpoints-plus contracts have an asset-based fee with breakpoints at the fund level and a separate fee that varies with the fund's investment performance. Eight funds in our analysis, with assets of $113.9 billion, have fund breakpoint-plus contracts. The median number of breakpoints is 4, with the first breakpoint at a fund asset-size of $150 million and the last breakpoint at a fund asset-size of $10 billion. For the median fund in this category, the first breakpoint is at fee rate of 27.5 basis points and the last breakpoint is at a fee rate of 11.3 basis points. Five funds have a combined $41.1 billion of assets that exceed the asset level of the last breakpoint.

Single fee contracts do not employ breakpoints. Nineteen funds in our analysis, with assets of $376 billion, have single fee management contracts. The median fee rate for single fee management contracts is 65 basis points, with a high of 100 basis points and a low of 24 basis points.

Five funds in our analysis have "at-cost" arrangements. For these funds, the management fee is not a function of asset size of the fund, asset size of the fund family, or the fund's investment performance. These funds have combined assets of $204.7 billion.

G. Expenses of the Largest Mutual Funds in the Retirement Market

Americans entrust a significant portion of their retirement savings to mutual funds. As of December 31, 1999, mutual funds held $2.4 trillion (19%) of the $12.7 trillion in US retirement assets.[113] Retirement assets represent more than one-third of total fund assets.

Retirement assets invested in mutual funds come primarily from 401(k) plans and other defined contribution arrangements, individual retirement accounts (IRAs), and variable annuities outside of retirement accounts. Over 40 percent of defined contribution plan and IRA assets are invested in mutual funds.

Because concern has been expressed about the level of 401(k) plan expenses, we sought to gain some insight into the level of expenses charged to 401(k) plans that invest their assets in mutual funds.[114] Toward that end, we selected a sample of 50 funds with the most 401(k) assets (retirement-oriented funds) and compared their expenses to those of all funds. The retirement-oriented funds manage $340 billion in 401(k) assets and $993 billion of assets from all sources. For almost all funds in the sample, 401(k) assets represent a large portion of total assets. The average retirement-oriented fund derives 34% of assets from 401(k) plans, with the high being 95%, and the low 11%. Twelve retirement-oriented funds derive more than half of their assets from 401(k) plans.

Retirement-oriented funds do not have higher expenses than the average fund. In fact, the *equally-weighted average* expense ratio for retirement-oriented funds (96 basis points or 0.96%) is 28% below the average expense ratio for all mutual funds (1.35%). The *asset-weighted average* expense ratio for retirement-oriented funds is 24% below the average expense ratio for all funds (69 basis points compared to 91 basis points). It is likely that the primary reason why retirement-oriented funds have lower expense ratios is their size. The average retirement-oriented fund has $19.9 billion in assets, compared to $423 million for all funds.

H. Summary of Results

Our goals in conducting this study were to provide summary data about the current level of mutual fund fees, describe how fee levels have changed over time, and identify some of the major factors that influence the current amount of fees charged. Some of the more significant findings are summarized below.

- Mutual fund expense ratios have declined in three of the last four years after increasing significantly since the late 1970s. The asset-weighted average expense ratio for all stock funds and bond funds fell to 0.94% in 1999 from 0.99% in 1995. Asset-weighted average expenses, however, are 21 basis points higher than they were during the late 1970s (Table 2).
- Mutual fund expenses vary with the following factors:
- *A fund's asset size:* As fund assets increase, the operating expense ratio declines.
- *A fund's investment category:* Specialty funds have higher operating expense ratios than equity funds, which, in turn, have higher operating expense ratios than bond funds. International funds have higher operating expense ratios than comparable domestic funds.
- *Whether a fund is an index fund or an institutional fund:* Index funds and funds that are available only to institutional investors generally have lower operating expense ratios than other types of funds.
- *Asset size of the fund group:* On average, members of the smallest fund families have higher operating expenses than other funds.
- *Amount of portfolio turnover:* Funds with higher portfolio turnover tend to have higher operating expense ratios.
- Funds that are part of large fund families (in terms of asset-size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.
- The management fee schedules of most large funds have some type of fee breakpoint arrangement. Most funds with management fee breakpoints have assets above the last breakpoint.
- The average expense ratio (weighted by fund asset size) of the 50 funds with the most 401(k) assets is 22 basis points lower than the average expense ratio of all funds.

IV. CONCLUSION AND RECOMMENDATIONS

The current regulatory framework for mutual fund fees relies on a combination of disclosure, investor education, and procedural safeguards. To further improve the effectiveness of the current framework, we have the following recommendations.

A. Disclosure and Investor Education

1. Dollar Amount of Fund Fees

In its June 2000 report on mutual fund fees, the General Accounting Office recommended that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid. The GAO report surmises that adding personalized expense information to fund account statements may prompt fund shareholders to pay more attention to fees and to compare their fund's fees and services with those of similar funds, thus encouraging more fee-based competition among funds. The report acknowledges that requiring funds and/or broker-dealers to provide this information would impose additional costs on the industry because funds would have to change their account management systems to collect and calculate information that is not currently maintained. The GAO also recommends that the Commission consider alternatives that may provide similar information at lower cost, and identifies two such alternatives.

The GAO report identifies two alternatives that may merit further study. One alternative would be to multiply the fund's per share asset value by the fund's expense ratio, multiply the result by the average number of shares an investor owned during the period, and show the result in the investor's account statement. This alternative would provide each shareholder with an approximation of the dollar amount of fund expenses that he or she indirectly paid. A second alternative would be to provide information about the dollar amount of fees that were paid during the period for preset investment amounts, such as $1,000. Investors could use the results to estimate the amount they paid on their own accounts. The report notes that the Commission would need to weigh the costs of each approach against the benefits of the additional information to investors.

As the Commission considers how to best disclose to investors the fees and expenses that they incur with investment in a fund, including whether it would be appropriate for fund account statements to include personalized information about expenses or other fund-related data, it will need to consider the advantages and disadvantages of each alternative. For example, providing fund shareholders with personalized information, expressed as a dollar amount, about the fees and expenses that they paid indirectly during the year might increase shareholder awareness of fund fees and expenses. On the other hand, fees and expenses would need to be presented on a standardized basis - *i.e.*, as a percentage of fund assets, for a defined time period, calculated in a manner that is uniform for all funds. Finally, as indicated in the GAO report, the compliance cost associated with a new personalized expense disclosure requirement, which ultimately would be borne by fund shareholders, may be considerable. Computer programs that perform shareholder accounting functions would have to be revised and other costs would be incurred. Administrative difficulties would present an additional obstacle. Shareholder accounting often is performed not by the fund, but by a broker-dealer who, in many cases, has no affiliation with the fund. Moreover, many investors hold their shares in omnibus accounts with broker-dealers. These broker-dealers do not have the information that would be needed to calculate the dollar amount of fees attributable to individual fund shareholders and would have to develop interfaces with the record owners of these accounts.

We believe that an approach that is based on the second alternative suggested by the GAO is likely to have the most favorable trade-off between costs and benefits. That alternative would provide information about the dollar amount of fees paid for preset investment amounts. Specifically, we recommend that information about the dollar amount of fees and expenses be presented in a fund's shareholder reports, so that investors can evaluate the information alongside other key information about the fund's operating results, including management's discussion of the fund's performance. In effect, shareholders would be able to evaluate the costs they pay against the services they receive. We also recommend that some or all of the information about the dollar amount of fees should be calculated in a manner that makes it easy for investors to compare the fees charged by their fund with the fees charged by other funds. Although our recommendation could be implemented in a variety of ways, we believe that the general approach embodied in our recommendation will encourage investors to incorporate information about the dollar amount of fund fees into their decision-making process.

Our approach would be to require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period. The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (*e.g.*, $10,000) that earned a standardized return (*e.g.*, 5%). This approach would provide additional information about fund fees, provide it in terms of dollar amounts, and provide it in a standardized manner that would facilitate comparison among funds. (The only variable in this calculation would be the level of expenses).[115]

Disclosure about fees and investor education about fees go hand-in-hand. As the primary information source for most fund investors, the mutual fund industry - funds, brokers, and other financial professionals - must play a major role in increasing investor awareness and understanding of fund fees. The fund industry should expand its efforts to educate investors about SEC-mandated disclosures and other information they can use to identify the fees that they pay, compare funds to each other and to other investment alternatives with respect to the level of fees, and consider the effect that fees will have in reducing the amount of wealth they may be accumulated as a result of an investment.[116] The Commission has an important role to play, as well, and should continue its ongoing program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As the fee information described above (or other similar information required by the Commission) begins to appear in fund disclosure documents, the Commission should develop educational materials that help investors understand how they can use the new information. Also, as mutual fund fee structures become more complex, the Commission may be able to help investors make better-informed decisions. For example, although multiple share classes offer investors additional choices, investors may be confused by the various fund classes and find it difficult to determine which class represents the best value for their particular circumstances. Because the selection of the appropriate class of shares to invest in can be a complicated decision that generally depends on the unique circumstances of an investor, further investor education concerning these issues would be beneficial.

2. After-Tax Return

We recommend that the Commission adopt proposed amendments to our rules and to Form N-1A, the registration form for mutual funds, that would require disclosure of standardized mutual fund after-tax returns. Although fund expenses play a key role in determining ultimate shareholder wealth, taxes play an even larger role for many investors in mutual funds. A major accounting firm found, for example, that taxes reduced the investment performance of the median domestic stock fund by 2.6% per year.[117] For comparison, we find in our fee study that the median expense ratio for all stock funds in 1999 was 1.3% per year and the weighted average expense ratio (See Section III, Table 9) was 0.90% per year. Due to the significant impact that taxes have on investors, we believe that investors would benefit greatly by receiving better disclosure concerning the effect of tax expense on returns.

B. Fund Governance

1. Role of Independent Directors

We believe that the current regulatory framework would be enhanced by independent directors who more actively monitor fund fees and expenses.

In its October 1999 proposal of new rules and rule amendments, the Commission sought to strengthen the hand of independent directors in dealing with fund management and to provide fund shareholders with greater information to make their own assessment of the directors' independence. We recommend that the Commission consider these proposals as soon as practicable after the Commission staff finishes its review of comments from the public and the industry.

Of particular importance is the proposal that would, in effect, require that independent directors (directors not associated with the fund's management) comprise at least a majority of the members of fund boards. In our view, a fund board that has at least a majority of independent directors is likely to do a better job of representing the interests of fund shareholders than a board that has a lesser percentage of independent directors. An independent director majority would be able to elect officers of the fund, call meetings, solicit proxies, and take other actions without the consent of the adviser.[118] The ability of a board to act without the approval of the inside directors should better enable it to exert a strong and independent influence over fund management. This is particularly true when the board considers the investment advisory fee rate, a situation in which the fund's interests conflict with those of the adviser. Although most funds already have boards with an independent majority, the proposals would ensure that shareholders of all funds that rely on certain Commission exemptive rules (virtually all funds) have the benefits of a board with an independent majority.

Fund directors also can strengthen their hand by educating themselves about issues concerning mutual fund fees and expenses.[119] In particular, we recommend that fund directors focus further on the costs of providing investment management services and, in particular, on whether the funds that they oversee experience any economies of scale. In our study, we found that, for large funds, management expense ratios declined as fund family assets grew. We also found that the management expense ratios of large funds declined as individual fund assets grew, but the decline was not statistically significant. These results suggest that, in certain instances, economies of scale may be experienced primarily at the fund family level and only to a lesser extent or not at all at the fund level. Conclusions as to why economies of scale would be experienced in this way, however, cannot be drawn without knowing what the costs of supplying particular services were to the investment advisory firms.[120]

At the fund level, however, fund directors can obtain information about the cost of providing investment management services to the funds that they oversee. Fund directors can use this information to evaluate whether the funds that they oversee are experiencing any economies of scale and to assist them in ensuring that fund shareholders share in the benefits of any reduced costs. Whether increases in assets of a fund or fund family produce economies of scale is a factor that may influence fund directors' views on, among other things, the amount of fees that the fund should pay for advisory and other services and whether a rule 12b-1 plan for the fund is appropriate.

If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow. We believe that fund directors who ask pertinent questions about investment management costs can more effectively represent the interests of the shareholders they represent.

We believe that fund directors would benefit from learning about the types of information that they can review when making their decisions, including information that would enable them to determine whether their funds are experiencing any economies of scale. We believe that fund directors also would benefit from knowing about other sources of data and information that would enable them to compare the costs of investment management of the funds that they oversee with those of other funds. Fund directors who are equipped with this information can more effectively represent the interests of the fund's shareholders when setting and re-approving advisory and other fees.

Not all costs associated with investment in a mutual fund are paid for via the fund's expense ratio. The cost of effecting the fund's portfolio transactions, for example, is reflected in the amount paid when the fund buys or sells portfolio securities.[121] For many funds, the amount of portfolio transaction costs incurred during a typical year is substantial.[122] Clearly, fund directors should focus on portfolio transaction costs.[123] As they review fund transaction costs, fund directors should pay particular attention to soft dollar practices -- arrangements under which the fund's investment manager obtains, from or through a broker dealer, products or services other than execution of securities transactions. The manager obtains these services in exchange for allocating client brokerage transactions to the broker-dealer.[124]

In addition to reviewing soft dollar practices, fund directors should carefully consider directed brokerage arrangements. Under a directed brokerage arrangement, the fund asks the investment adviser to direct securities transactions to a particular broker that has agreed to provide services, pay for services provided by others, or make cash rebates to the fund. Funds typically enter into directed brokerage arrangements to offset fund expenses, such as audit, legal, and custodial fees. Although directed brokerage does not involve the conflicts posed by soft dollars, it does raise issues related to how a fund's assets are being expended and other issues, including disclosure.[125]

2. Rule 12b-1

We recommend that the Commission consider whether it would be appropriate to review the requirements of rule 12b-1 that govern how funds adopt and continue their rule 12b-1 plans. We believe that modifications may be needed to reflect changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since it was adopted in 1980.[126] The rule essentially requires fund directors to view a fund's 12b-1 plan as a temporary measure even in situations where the fund's existing distribution arrangements would collapse if the rule 12b-1 plan were terminated. Under the rule, fund directors must adopt a 12b-1 plan for not more than one year, may terminate the plan even before the end of that year, and must consider at least annually whether the plan should be continued.[127]

In addition, many directors believe that when they consider whether to approve or continue a 12b-1 plan, they are required to evaluate the plan as if it were a temporary arrangement.[128] The adopting release for rule 12b-1 included a list of factors that fund boards might take into account when they consider whether to approve or continue a rule 12b-1 plan.[129] Many of the factors presupposed that funds would typically adopt rule 12b-1 plans for relatively short periods in order to solve a particular distribution problem or to respond to specific circumstances, such as net redemptions.[130] Although the factors are suggested and not required, some industry participants indicate that the factors are given great weight by fund boards. Some argue that the recitation of the factors impedes board oversight of rule 12b-1 plans because the temptation to rely on the factors, whether they are relevant to a particular situation or not, is too great to ignore.[131] Although the factors may have appropriately reflected industry conditions as they existed in the late 1970s, others argue that many have subsequently become obsolete because, today, many funds adopt a rule 12b-1 plan as a substitute for or supplement to sales charges or as an ongoing method of paying for marketing and distribution arrangements.[132]

The mutual fund industry utilizes a number of marketing and distribution practices that did not exist when Rule 12b-1 was adopted. For example, as described in Section III, many funds offer their shares in multiple classes -- an organizational structure that permits investors to choose whether to pay for fund distribution and marketing costs up-front (via front-end sales charge), over time from their fund investment (via 12b-1 fee), when they redeem (via deferred sales charge), or in some combination of the above.[133] Rule 12b-1 plans are integral to these arrangements - they are the means by which the brokers that sell fund shares under these arrangements are paid. Some industry observers argue that fund principal underwriters and boards of directors may have good reason to view this type of 12b-1 plan as an indefinite commitment because a multi-class distribution arrangement could not continue to exist if the associated rule 12b-1 plan were terminated or not renewed.

Other funds offer their shares primarily through fund supermarkets -- programs sponsored by financial institutions through which their customers may purchase and redeem a variety of funds, with or without paying transaction fees. (Fund supermarkets are popular because they enable investors to consolidate their holdings of funds from different fund groups in a single brokerage account and to receive a consolidated statement listing all fund holdings.)[134] Many funds that offer shares through fund supermarkets adopt rule 12b-1 plans to finance the payment of fees that are charged by the sponsors of fund supermarkets. Some may argue that because these 12b-1 plans are essential to the funds' participation in fund supermarket programs, these 12b-1 plans may be legitimately be viewed as indefinite commitments. In addition, because most funds pay fees to fund supermarkets for a mixture of distribution and non-distribution services, it can be difficult to determine when and how rule 12b-1 applies to these fees. Although the Division has provided additional guidance about what constitutes a distribution expense,[135] questions still remain about how to determine whether a particular activity is primarily intended to result in the sale of fund shares, and therefore must be covered by a rule 12b-1 plan.

A third significant change in distribution practices is that some fund distributors are now able to finance their efforts by borrowing from banks, finance companies, or the capital markets because they can use anticipated 12b-1 revenues as collateral, or as the promised source of payment.[136] If a fund adopts a 12b-1 plan, the right of its distributor to receive future 12b-1 fees from the fund is an asset of the distributor. Some distributors borrow from banks, finance companies, or other financial intermediaries, using this asset as collateral. Other distributors issue debt securities (asset-backed securities) for which the payment of principal and interest is backed by the distributors' contractual right to receive a stream of future 12b-1 fees.[137] Although the independent directors of a fund have the legal right to terminate a fund's rule 12b-1 plan, the independent directors may be less likely to do so if the fund's future 12b-1 fees have been pledged to secure a bank loan or to pay principal and interest due on asset-backed securities.[138]

Because of these issues, the Commission should consider whether to give additional or different guidance to fund directors with respect to their review of rule 12b-1 plans, including whether the factors suggested by the 1980 adopting release[139] are still valid. The Commission also should consider whether the procedural requirements of Rule 12b-1 need to be modified to reflect changes in fund distribution practices that have developed since the rule was adopted twenty years ago or may be developed in the future.

***

Over the past 60 years, the Commission has sought to protect the interests of fund investors with respect to fund fees and expenses through a combination of procedural safeguards to prevent conflicts of interest from resulting in excessive fees, full disclosure to make fund fees and expenses more transparent and easier to compare, and educational efforts designed to make investors more aware of the importance of fees and better able to use the fee disclosures that are available. We continue to believe that this approach is sound and is consistent with the regulatory framework established by Congress. We believe, however, that improvements can be made. The recommendations described above would provide investors with better information about fund fees, energize fund directors to take a more active role in monitoring fees, and enhance the Commission's ongoing efforts to improve investors' financial literacy with respect to mutual funds and their costs.

V. APPENDIX ONE: REGRESSION TABLE

Sample is all classes of funds covered by Morningstar as of March 1999. Assets is Ln of fund assets. Famsize is 1/assets of fund family. Famnum is Ln of funds in the family. Turnover is Ln of class's turnover. Holdings is Ln of number of portfolio holdings. Age is Ln of fund age. Domestic equity is a indicator variable (1=domestic equity, 0=all others). Hybrid is an indicator variable (1=domestic hybrid fund, 0=all others). International bond is an indicator variable (1=international bond fund, 0=all others). International equity is an indicator variable (1=international equity fund, 0=all others). Specialty is an indicator variable (1=specialty fund, 0=all others). The omitted investment objective is domestic bond funds. Index is an indicator variable (1=index fund, 0=all others). Institutional is an indicator variable (1=institutional fund or class, 0=all others). Load is an indicator variable (1=front-end load, 0=all others). Multi-class is an indicator variable (1=multi-class, 0=single class funds). 12b-1 is the maximum 12b-1 fee authorized.

	Total Expenses	Management Expenses
Constant	.83 (21.7)	1.02 (15.0)
Assets	-.095 (-24.0)	-.01 (-1.4)
1/Famsize	.752 (8.9)	
Ln Famsize	.	-.047 (-6.1)
Famnum	-.061 (-10.3)	.002 (0.2)
Turnover	.065 (12.1)	.04 (6.3)

Holdings	.035 (5.5)	.003 (0.5)
Age	.047 (5.9)	-.055 (-6.8)
Domestic Equity	.44 (31.6)	.175 (9.3)
Hybrid	.22 (11.4)	.064 (2.8)
International Bond	.308 (8.4)	.033 (0.4)
International Equity	.822 (48.4)	.319 (13.9)
Specialty	.621 (25.0)	.228 (7.9)
Index	-.454 (-12.1)	-.328 (-10.8)
Institutional	-.224 (-12.4)	-.096 (-5.3)
Load	-.064 (-4.5)	-.013 (-0.9)
Multi-class	.136 (8.6)	.014 (1.0)
12b-1	.928 (48.7)	
Adj R^2	.56	.47
N	8,901	1,000

VII. APPENDIX TWO: EXPENSE RATIO TRENDS BY DISTRIBUTION CATEGORY

Note: In the body of our report, we analyzed expense ratio trends for two distribution categories -- load funds and no-load funds. In this Appendix, we subdivide the no-load fund category into two subcategories -- pure no-load and extended no-load -- and restate the data accordingly.

Table 1
Number of Classes by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	-	316	61%
1992	750	-	1,530	67%
1995	2,043	2,380	4,302	64%
1996	2,135	2,506	4,459	64%
1997	2,121	2,576	4,415	63%
1998	2,601	3,229	5,184	62%
1999	2,871	3,418	5,483	62%

Table 2
Class Assets by Distribution Category

($ Millions)

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	-	$36,204	70%
1992	$254,062	-	$628,617	71%
1995	$868,541	$916,401	$1,158,001	56%
1996	$1,021,953	$1,076,530	$1,293,730	55%
1997	$1,299,859	$1,384,483	$1,617,017	54%
1998	$1,634,974	$1,751,804	$1,807,092	51%
1999	$2,130,312	$2,259,836	$2,196,776	49%

Tables 1 and 2 show that 84% of the classes in the extended no load category are "pure" no-load classes (classes with no 12b-1 fee) and they account for 94% of the assets. In 1999, 547 (16%) of extended no-load classes charged a 12b-1 fee. These funds accounted for 6% of category assets. These figures represent a slight increase compared to 1995, when 337 (14%) of extended no-load classes had a 12b-1 fee and these funds accounted for 5% of category assets.

Table 3
Weighted Average Expense Ratios by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes
1979	.75%	-	.72%
1992	.80%	-	1.02%
1995	.74%	.76%	1.17%
1996	.73%	.75%	1.17%
1997	.70%	.72%	1.14%
1998	.66%	.68%	1.12%
1999	.69%	.72%	1.17%

Table 3 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average pure no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 74 basis points in 1995, 70 basis points in 1997, 66 basis points in 1998, before rising to 69 basis points in 1999. The inclusion in the extended no-load category of classes with 12b-1 fees of 1-25 basis points seems to have added 3 basis points to the average expense ratio in 1999.

FOOTNOTES

[1] This Report presents the results of an analysis of fee data for all stock mutual funds and bond mutual funds that were in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999; and for which data were available. Money market funds are excluded from the analysis because they have a different cost structure. Also excluded are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, unit investment trusts, and face amount certificate companies. For an explanation of the data items used in the study, *see infra* Section III.B.3.

[2] The Random House College Dictionary defines a fee as "a charge or payment for services," Random House College Dictionary 484 (Revised 1st Ed. 1982), and defines an expense as any "cost or charge." *Id.* at 465. We use the terms interchangeably in this report.

[3] Retirement assets invested in mutual funds have increased from $300 billion in 1991 to almost $2.5 trillion in 1999. *See* Investment Company Institute, Mutual Fund Fact Book 50 (2000) (hereinafter "ICI Fact Book"). *See also* Karen Damato, *Facing the Future of Funds*, Wall St. J., Jan. 10, 2000, at R1 (discussing generally the increasing importance of the mutual fund industry during the 1990s).

[4] *See* ICI Fact Book, *supra* note 3, at 69.

[5] The number of funds represents the number of stock, bond and money market fund portfolios as of the end of the year. *Id.* at 71.

[6] *See* Investment Company Institute, Fundamentals: Investment Company Research in Brief, Aug. 2000 at 1 (number of fund shareholders) (hereinafter "Fundamentals"); ICI Fact Book, *supra* note 3, at 67 (value of fund assets); Federal Reserve Board, *Financial and Business Statistics*, 85 Fed. Reserve Bull. A1, A15 (May 1999) (value of commercial bank assets).

[7] *See* fundamentals, *supra* note 6, at 1.

[8] *See* ICI Fact Book, *supra* note 3, at 50-51.

[9] *See, e.g.*, John C. Bogle, *Do Mutual Funds Charge You Too Much?*, Mutual Funds, Oct. 1998, at 80; Amy C. Arnott, *The Rising Tide*, Morningstar Mutual Funds, Oct. 11, 1996, at S1-S2.

[10] ICI Fact Book, *supra* note 3, at 30.

[11] The GAO report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition*, GAO/GGD-00-126 (General Accounting Office, June 2000) (hereinafter "GAO Report"), was delivered to the Chairman of the House Subcommittee on Finance and Hazardous Materials and the Ranking Member of the House Commerce Committee in June 2000.

[12] However, Section 36(b) of the Act, 15 U.S.C. § 80a-35(b) (2000), authorizes the Commission to sue fund advisers that breach their fiduciary duty with respect to their receipt of compensation from a fund.

[13] *See, e.g.*, Dan Moreau, *SEC Watches Over Mutual Fund Industry*, Investor's Bus. Daily, June 15, 1999, at B1; Carole Gould, *'Truth in Advertising' for Mutual Funds*, N.Y. Times, Apr. 17, 1988, § 3, at 11; Jane Bryant Quinn, *New Mutual Fund Table is Valuable Tool for Investors*, St. Petersburg Times, May 12, 1988, at 19A; Bill Sing, *Rules Offer Some Help on Shopping for Funds*, L.A. Times, Apr. 30, 1988, § 4, at 3; Jan M. Rosen, *Comparing Costs of Mutual Funds*, N.Y. Times, Jul. 30, 1988, at 34.

[14] *See* GAO Report, *supra* note 11, at 97-98.

[15] These data are the type of fee information that GAO recommended that investors be given. *See* GAO Report, *supra* note 11, at 97 (second alternative).

[16] *See infra* p. 74.

[17] *See* Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 33-7809, 65 Fed. Reg. 15,500 (Mar. 15, 2000).

[18] Most notably, in 1970 Congress enacted Section 36(b) of the Investment Company Act to impose on advisers a fiduciary duty with respect to the amount of compensation that they receive; amended Section 15(c) to strengthen the ability of directors to scrutinize advisory contracts, and enacted Section 2(a) (19) to strengthen the standards for determining who may serve as an "independent" fund director. *See* Investment Company Act Amendments of 1970, Pub. Law No. 91-547, 84 Stat. 1413 (1970). *See also* S. Rep. 91-184 (1970), *reprinted in* 1970 U.S.C.C.A.N. 4897 (legislative history of the 1970 amendments); Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation 257 n.14 (May 1992) (hereinafter "Protecting Investors").

[19] The organizing entity might be an entity other than an adviser, such as a fund's administrator or its principal underwriter, which sells the fund's shares pursuant to an underwriting contract with the fund.

[20] As enacted in 1940, the Investment Company Act had few limits on mutual fund fees, including sales loads and advisory fees. The Investment Company Act included a general prohibition on unconscionable or grossly excessive sales loads (that was modified in 1970 to prohibit excessive sales loads), to be defined by a securities association. *See* Investment Company Act of 1940, Pub. L. No. 76-768, § 22(b), 54 Stat. 789, 823 (1940) (codified as amended at 15 U.S.C. § 80a-22 (2000)); Investment Company Amendments Act of 1970, Pub. L. No. 91-547, § 12, 84 Stat. 1413, 1422 (1970) (codified as amended at 15 U.S.C. § 80a-22 (2000)). For example, in *Saxe v. Brady*, 184

A.2d 602 (Del. Ch. 1962), a leading case under the original Section 36, the court noted that because fund shareholders were properly informed of all material facts, plaintiffs had the burden of proving that the fee was so out of proportion to the value of services rendered as to make it unconscionable. Moreover, because the requisite disclosures to shareholders had been made, the court held that "corporate waste" and not fairness was the appropriate standard by which fees should be judged. The court made this finding even though it noted that:

[The adviser's] profits are certainly approaching the point where they are outstripping any reasonable relationship to expenses and effort even in a legal sense. And this is so even after making due allowance for incentive and benefit presumably conferred. This is not to say that no payment is justified after a fund reaches a particular size. It is only to say that the business community might reasonably expect that at some point those representing the fund would see that the management fee was adjusted to reflect the diminution of the cost factor.

Id. at 610. *See also* William P. Rogers and James N. Benedict, *Money Market Fund Management Fees: How Much is Too Much?*, 57 N.Y.U. L. Rev. 1059, 1074-88, & nn.79-88 (generally discussing the *Saxe* case). The National Association of Securities Dealers ("NASD") has promulgated a rule prohibiting NASD members from selling mutual fund shares if the sales charges on the shares exceed specified caps. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000).

[21] *Burks v. Lasker*, 441 U.S. 471, 484 (1979).

[22] Section 10(a) of the Investment Company Act of 1940, Pub. L. No. 76-768, § 10(a), 54 Stat. 789, 806 (1940) (codified as amended at 15 U.S.C. § 80a-10 (2000)).

[23] Section 15(a) of the Investment Company Act generally makes it unlawful for any person to serve as an investment adviser to a fund except pursuant to a written contract that has been approved by a majority of the fund's outstanding voting securities and a majority of the fund's independent directors. Typically, the adviser, as the initial shareholder of the fund, initially approves the contract. After the initial two-year contractual period, Section 15 requires that the contract be renewed annually by a majority of the fund's independent directors or its shareholders. Similarly, Section 15 requires that the fund's underwriting contract be approved annually by a majority of the fund's independent directors. *See* 15 U.S.C. § 80a-15 (2000).

[24] Section 15(c) of the Investment Company Act, 15 U.S.C. § 80a-15(c) (2000).

[25] *See* Protecting Investors, *supra* note 18, at 256-258 (discussion of board evaluation of mutual fund fees). *See infra* pp. 20-21, for a discussion of the factors that directors consider when reviewing investment advisory contracts.

[26] Rule 12b-1(b) under the Investment Company Act, 17 C.F.R. § 270.12b-1 (b) (2000). A Rule 12b-1 plan also must be approved by a majority of the outstanding voting securities of the fund. *See* 17 C.F.R. § 270.12b-1(b)(1) (2000).

27 Rule 12b-1 addresses the potential conflicts of interest between a fund and its investment adviser that are created when a fund bears its own distribution expenses. An investment adviser that receives an asset-based advisory fee has an incentive to increase the amount of the fund's assets because the fee received would become larger as assets grow. As a result, an investment adviser often will pay for marketing expenses itself in order to increase the asset size of the fund. When a fund pays its own distribution expenses through a 12b-1 plan, both the adviser and fund shareholders may benefit from the increased size of the fund, but the adviser is spared the cost of paying for the distribution expenses itself.

28 We note that the NASD has imposed an annual cap on asset-based sales charges of 0.75% of average annual net assets and an additional 0.25% for service fees. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000). The NASD took this action to assure that shareholders paying for distribution indirectly through Rule 12b-1 fees would pay no more than shareholders paying for distribution directly through front-end loads. *See* Form 19b-4, Notice of Proposed Rule Change by National Association of Securities Dealers, Inc. Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Exchange Act Release No. 29,070, 48 S.E.C. Docket 976 (Apr. 12, 1991).

29 In the adopting release to rule 12b-1, the Commission identified certain factors that the directors should consider, if applicable, when reviewing and approving a rule 12b-1 plan. Among other factors, the Commission stated that directors should consider the nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate; consider the causes of such problems or circumstances; and consider the way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73,898, 73,904 (Oct. 28, 1980). In addition, the Commission stated that directors should consider the possible benefits of the plan to other persons compared to those expected to inure to the fund, and, in the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the fund and its shareholders. *Id.*

30 Because an adviser's duty under Section 36(b) applies to all fees received by the adviser and its affiliates, a fund's board of directors should review the dollar amounts paid and the services performed under any service contract between the company and the adviser or its affiliates. *See* Protecting Investors, *supra* note 18, at 258 and nn.23-24.

31 *See* S. Rep. No. 91-184 (1969), *reprinted in* 1970 U.S.C.C.A.N. 4897.

32 Congress adopted Section 36(b) as part to the 1970 amendments to the Investment Company Act in response to concerns that advisory fees were not subject to usual competitive pressures because of the external management of mutual funds. The Commission had recommended amendments that, among other things, required that compensation received by affiliated persons of investment companies for services furnished to the company be

reasonable and that this standard be enforceable in the courts. Rather than impose a reasonableness standard, however, Congress imposed the fiduciary duty of Section 36(b). *See* Protecting Investors, *supra* note 18, at 317-19 (discussion of legislative history of Section 36(b)).

[33] *See* Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b) (2000). *See also Krinsk v. Fund Asset Mgmt., Inc.*, 715 F. Supp. 472, 485 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989).

[34] *See Krinsk*, 875 F.2d at 412; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd* 928 F.2d 590 (2nd Cir. 1991).

[35] *See Gartenberg*, 694 F.2d at 928; *Krinsk*, 875 F.2d at 409.

[36] *See Krinsk v. Fund Asset Mgmt., Inc.*, 875 F.2d 404 (2d Cir. 1989).; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222 (S.D.N.Y. 1990). Although the courts note that fees charged by other funds is not the principal factor to be considered in evaluating a fee under Section 36(b), such comparative information is significant.

[37] Section 8 of the Investment Company Act requires mutual funds to register with the Commission. 15 U.S.C. § 80a-8 (2000). If the fund is conducting a public offering of its shares, it also must file a registration statement to register the offering of those shares under the Securities Act of 1933 ("Securities Act"). Form N-1A is used by a mutual fund both to register the fund under the Investment Company Act and to register the offering and sale of shares under the Securities Act. The registration statement includes the fund's prospectus.

[38] Consolidated Disclosure of Mutual Fund Expenses, Investment Company Act Release No. 16,244, 53 Fed. Reg. 3192 (Feb. 1, 1988) (adopting release); Investment Company Act Release No. 15,932, 52 Fed. Reg. 32018 (Aug. 18, 1987) (reproposing release); Investment Company Act Release No. 14,230, 49 Fed. Reg. 45171 (Nov. 9, 1984) (proposing release).

[39] Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23,064, 63 Fed. Reg. 13916 (Mar. 13, 1998) (hereinafter "Form N-1A Adopting Release").

[40] The fee table is Item 3 of Form N-1A.

[41] The Commission also made several improvements to the fee table itself. For example, in order to give investors clearer information about the long-term costs of an investment, the Commission modified the manner in which a fund may show the effect of expense reimbursements and fee waiver arrangements that temporarily reduce costs. *See* Form N-1A Adopting Release, *supra* note 39, at 13924-25.

[42] *See* SEC Chairman Arthur Levitt, *Sept. 28, 1998 Testimony before the*

Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, (visited Nov. 8, 2000) www.sec.gov/news/testmony/tsty1398.htm (concerning transparency in the United States debt markets and mutual fund fees and expenses).

[43] *See also* Investment Company Institute, Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness (June 24, 1999).

[44] Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59826 (Oct. 14, 1999).

[45] Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24,083, 64 Fed. Reg. 59877 (Oct. 14, 1999).

[46] *See Mutual Fund Investing: Look at More than A Fund's Past Performance* (last modified Jan. 1, 2000) http://www.sec.gov/consumer/mperf.htm.

[47] *Mutual Fund Cost Calculator* (last modified Sept. 6, 2000) http: www.sec.gov/mfcc/mfcc-int.htm. During the first quarter of 2000, the calculator averaged over 8,500 hits per month - making it one of the most frequented portions of the Commission's web site.

[48] *Investment Options* (last modified Sept. 7, 2000) http://www.sec.gov/consumer/investop.htm.

[49] Investment Company Institute, *Frequently Asked Questions About Mutual Fund Fees* (1998) http://www.ici.org/pdf/mf_fee_faqs.pdf.

[50] *Financial Facts Tool Kit* (last modified Apr. 21, 1999) www.sec.gov/consumer/tookit.htm.

[51] *Invest Wisely, An Introduction to Mutual Funds, Advice from the U.S. Securities and Exchange Commission* (last modified Aug. 1, 2000) www.sec.gov/consumer/ inwsmf.htm.

[52] *Search Key Topics* (continuously updated) http://www.sec.gov/answers.shtml. *See, e.g., Mutual Fund Fees and Expenses* (last modified Oct. 19, 2000) http://www.sec.gov/answers/mffees.htm. Investors can also order a hard copy of this brochure by calling the SEC's toll-free publications line at 800-SEC-0330.

[53] Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 24,339, 65 Fed. Reg. 15500 (Mar. 15, 2000).

[54] *See* Scott Cooley, *Revisiting Fund Costs: Up or Down,* Morningstar Mutual Funds, Feb. 21, 1999, at S1-S2. The fund groups are American Funds, Fidelity, and Vanguard. For information about the relative asset-weighted ownership cost of 30 large fund groups, see the data table at http://www.morningstar.com/ news/MS/ Commentary/ 990219com.msnhtml (visited Feb. 26, 1999).

[55] *See* Lipper Inc., Lipper Directors' Analytical Data app. (1st ed. 2000) (Summary Table by Complex). The asset figures include stock, bond, and money market mutual funds and exclude underlying mutual funds of insurance company separate accounts. For stock funds, the market share of the three fund families in 1998 was 35%. *See* John Rekenthaler, *Which Way Is Up? The Debate About Fund Costs* (visited Dec. 23, 1998), http://www.morningstar.com/ news/MS /IvoryTowers/ 981223Rek.msnhtml.

[56] *See* Janet Novack, *Custom-made Mutual Funds*, (visited Sept. 11, 2000) http://www.forbesbest.com/0911/072.htm

[57] *See New online brokers let you build your own mutual fund at a bargain price*, S.F. Chron. (visited Aug. 1, 2000) http://www.sfgate.com/cgi-bin/article.cgi? file=/chronicle/archive/2000/08/01BU107294.DTL. For a description of FOLIO*[fn]*, one version of this type of product, *see* Financial Research Corp., *Shake and Bake Mutual Funds: Technology Enables Creation of Individualized Mutual Funds*, Mutual Fund Cafe (visited Nov. 8, 2000) http://www.mfcafe.com/pantry/bps_062600.html.

[58] In what may be a sign of things to come, the Vanguard Group recently announced that it would reduce the fees charged to fund shareholders with large account balances and long holding periods - generally speaking, a fund's preferred customer-base. Fees paid by large, long-term investors in one fund, the Vanguard Index 500, for example, would be reduced from 18 basis points to 12 basis points. One commentator speculates that this reduction is an attempt to compete with ETFs. Dan Culloton, *Vanguard Lets Big Retail Investors Become Admirals*, (visited July 26, 2000) http://www.morningstar.com/news/Wire/0,1230,2393,00.html. The fee rate charged to holders of the largest ETF, Standard & Poor's Depository Receipts Trust, Series 1 -- popularly known as Spiders -- is 12 basis points.

[59] The management expense ratio is the dollar amount of a fund's management expenses divided by its average net assets. Management expenses include payments made by the fund to its investment adviser (or to affiliates of the adviser) for investment management, administrative or other services. *See infra* Section III.B.1 (What Costs are Included in a Fund's Expense Ratio?)

[60] Some funds define the term management fee narrowly, to cover only the cost of selecting portfolio securities. These funds pay for administration, record keeping, and other services under separate contracts with other service providers. Other funds define the management fee broadly, to cover a variety of administrative and other services, in addition to expenses associated with selecting portfolio securities. A few funds have "unified" fees under which the management fee pays for all fund expenses (the management fee is equal to the expense ratio). Thus, if Fund A has a higher management fee than Fund B, it may mean that Fund A pays a higher fee to its adviser. Alternatively, it may mean that Fund A's management fee pays for services that are provided and charged for separately by Fund B's adviser, an affiliate of the adviser, or outside contractors.

[61] Rule 12b-1 fees are most commonly used to pay for sales commissions, printing prospectuses and sales literature, advertising, and similar expenses. Some funds, however, adopt 12b-1 fees to cover expenses considered by other funds to be advisory or administrative expenses for which no plan may

be required. To complicate the issue further, a fund might pay broker-dealer firms under a 12b-1 plan for services provided to fund shareholders who are the broker-dealer's customers while paying banks under an administrative agreement for providing the same services to fund shareholders who are bank customers. In addition, because it is unclear what expenses are properly considered distribution expenses, some funds, out of an abundance of caution, adopt "defensive" 12b-1 plans. Defensive plans exist solely to ensure that if a court found any fund operating expense to be also a distribution expense, the expense would be covered under a 12b-1 plan. The result: some funds have 12b-1 plans although no assets are used for distribution purposes. Similarly, other funds, that do use their assets to pay for distribution, extend their 12b-1 plans to cover operating expenses as well.

[62] *See* Protecting Investors, *supra* note 18, at 320-26.

[63] The sales load -- representing the difference between the price per share at which fund shares are offered to the public and the net amount per share invested in the fund -- is retained by a fund's principal underwriter and/or the selling broker-dealer and no part is paid to the fund. The sales load is used to finance the broker's commissions, other sales and promotional expenses, and the underwriter's profit (if any).

[64] During the 1970s, the Commission received a number of requests to allow fund assets to be used to pay for distribution. Reasons cited to approve these requests included rising net redemptions, growing public resistance to high front-end sales loads, the increased popularity of no-load funds, and the availability of competing investment products without front-end loads. Another rationale was that use of fund assets for distribution expenditures would result in a net flow of cash into funds, and in turn, economies of scale and more effective portfolio management. In 1979, after extensive consideration, the Commission proposed rule 12b-1, stating that funds should be permitted to bear distribution expenses if they were disclosed and regulated. Bearing of Mutual Fund Expenses by Shareholders, Investment Company Act Release No. 10,862, 44 Fed. Reg. 54014 (Sept. 17, 1979). The Commission adopted rule 12b-1 in October 1980. Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73898 (Oct. 28, 1980).

[65] Investment Company Institute, Statement of the Investment Company Institute Regarding the Operation of Rule 12b-1 Plans, 23 (Aug. 8, 1986).

[66] *See* Protecting Investors, *supra* note 18, at 294.

[67] Many fund families offer their funds in a multi-class structure. One common structure consists of a share class with a front-end load and a small 12b-1 fee, commonly referred to as "A Shares"; a share class with a CDSL and a larger 12b-1 fee that expires after, typically, 5-8 years, commonly known as "B Shares"; and a share class with a larger 12b-1 fee that never expires, but no front-end load or CDSL, commonly referred to as "C shares".

[68] Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Securities Exchange Act Release No. 30,897, 57 Fed. Reg. 30985 (July 7, 1992).

69 A basis point is equal to 1/100 of 1%.

70 See *infra* Section III.C.4 for a further discussion of total shareholder cost analysis.

71 Although we attempted to use all available data, we eliminated some funds from the study because of missing data. For example, in 1999 the *Morningstar Principia Pro* database included observations for 11,078 classes. We excluded 2,177 classes because they were missing data for one or more of the variables in our regression. There were 1,084 classes without values for the expense ratio, and another 1,093 classes without values for one or more of the independent variables. This left us with 8,901 classes for which we have complete data.

72 The Morningstar databases use fund classes, rather than funds as the basic data item. The ramifications of this approach are discussed below and *infra,* note 97.

73 *See supra* note 67 and accompanying text.

74 Master-feeder arrangements are another organizational structure that is designed to offer additional choice to fund investors. Like a "regular" mutual fund, a master fund invests in stocks, bonds, and other portfolio securities. Unlike a regular mutual fund, the master fund distributes its shares not directly, but through other funds (feeder funds). A feeder fund sells its shares to the public, but invests only in shares of the master fund. Feeder funds, like classes, may offer varying levels of service or alternative ways of paying for distribution costs. The *Morningstar Principia Pro* database includes feeder funds as separate observations. *Principia Pro* identified 556 feeder funds with total assets of more than $200 billion as of March 31, 2000.

75 Although investors purchase shares of a specific class and incur that classes' expenses, analysis of fund expenses at the class level can sometimes produce anomalous results. Consider the following example: Class S of Big Fund, Inc. (Big Fund: S) is a small (in terms of asset size) share class of a very large fund. Small Fund, Inc. is identical to Big Fund: S in all respects (same asset size, investment objective, *etc.*) except that it is a stand-alone fund. Big Fund: S is likely to have a lower expense ratio than Small Fund, Inc. because Big Fund: S is likely to benefit from scale economies that are produced by Big Fund's other, larger classes. A mutual fund expense analysis that is performed at the class level would incorrectly identify Big Fund: S as a small fund with low expenses, when it may more appropriately be identified as a large fund with low expenses.

76 In constructing our econometric model, we consider each class of a multi-class fund to have an asset size equal to the sum of the assets of all the classes that share a common investment portfolio. *See infra,* note 98 and accompanying text.

77 All mutual funds are required to provide reports to shareholders, including expense ratios, 60 days after the end of their fiscal years. To capture data on a calendar year basis, we used Morningstar data for the end of March.

78 Although we recognize that the sample may not adequately portray the

experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by funds with the most assets and the most shareholders.

79 For this analysis, multiple-class funds were evaluated at the fund level because all classes of a multiple class fund are subject to a single management contract.

80 An equally weighted average assumes that all members of a population are equally important and gives equal weight to all data points. In populations where some members are more important than others, an average that gives more weight to the more important members (weighted average) may be more appropriate.

81 It would appear that the weighted expense ratio increased in 1999 as a result of the growth in assets of equity, international and specialty classes relative to bond classes. Assets of equity classes increased 2.9%, international classes increased 1.7% and specialty classes increased 2.0%, while assets of bond classes declined 6.6%. Because equity, international and specialty classes generally have higher expense ratios than bond classes, any increase in the proportion of assets in these investment categories would tend to increase the weighted average for all classes. *See infra*, Section III.C.5.

82 For a discussion of the extent to which lines between mutual fund distribution expense categories and marketing channels have become blurred, *see* Financial Research Corp., *The Alphabet Soup of Share Classes: Or Whatever Happened to Simplicity*, (visited Aug. 30, 2000) http://www.mfcafe.com/pantry98/bps_100598.html.

83 We refer to classes that may call themselves no-load under current NASD rules as "extended no-load classes." The data for pure no-load classes and extended no-load classes are broken out separately in Appendix Two.

84 Sales load data reported by Morningstar are the maximum sales loads charged.

85 *See* John D. Rea and Brian K. Reid, *Trends in Ownership Cost of Equity Mutual Funds*, Investment Company Institute Perspective, Nov. 1998, at 4 ("Rea and Reid"). This study found that, for stock mutual funds, sales-weighted average shareholder costs decreased from 2.25% of new investments in 1980 to 1.49% of new investments in 1998 -- a decrease of almost 34%. Stock fund operating costs rose by 12 basis points during the period, however. Subsequent Investment Company Institute studies have yielded similar results. *See generally*, John D. Rea and Brian K. Reid, *Total Shareholder Cost of Bond and Money Market Mutual Funds*, Perspective, Mar. 1999, at 5; John D. Rea *et al.*, *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, Perspective, Dec. 1999.

86 Data about the maximum sales load that investors could pay are readily available. Data about the extent to which investors actually pay less than the maximum sales load (because they are eligible for discounts for large purchases, for purchases through retirement accounts, or for other reasons) are not available.

87 Available data about investor holding periods are limited, and anecdotal evidence is contradictory. Looking first at the overall picture, during recent years, the annual redemption rate (redemptions as a percentage of average assets) for all stock funds has been 17-18%, implying an average holding period of just under 6 years. The annual redemption rate for all bond funds has been roughly 20%, implying an average holding period of 5 years (*See* ICI Fact Book, *supra* note 3, at 69, 87). A recent article in the trade press cited 5 years as the average mutual fund holding period. Gavin Daly, *Edward Jones Starts Selling Funds in U.K., Ignites.com*, (visited Dec. 13, 1999) http://www.ignites.com. Another article claimed 3 years as the average holding period for stock funds, citing a long-term study of investor behavior by Dalbar, Inc., a mutual fund research firm. *Stock Fund Investors Who Stay Put Double Returns: Dalbar*, Dow Jones News Svc., Dec. 8, 1999. Financial Research Corporation, another mutual fund research firm, concludes that, based on an analysis of figures published by the Investment Company Institute, the average holding period for mutual funds has declined from about 10 years in the early 1990s to a current holding period of two-and-a-half years. Financial Research Corp., *Is Three the Magic Number?*, Mutual Fund Café, (visited Oct. 9, 2000) http://www.mfcafe.com/blue/bps.html. Some observers believe that as access to information has increased and trading has become easier, the average holding period has declined. *See, e.g.*, Darlene DeRemer, et al., *High Turnover May be Hurting Fund Company Profits, Mutual Fund Cafe*, (last modified Nov. 1998) http://www.mfcafe.com/pantry/is_1198.html. Others argue that a minority of active traders are skewing the statistics and that a large majority of fund shareholders are buy- and-hold, long term investors. *See, e.g.*, Gavin Daly, *Fears about Short-Term Trading Called Overblown*, (visited Aug. 23, 2000) http://www.ignites.com (citing results from a study conducted by *Strategic Insight*, a mutual fund consulting firm). Of course, aggregate figures about average holding periods may conceal wide variations among different groups of investors and funds. For example, according to one recent article, the typical holding period for an investor who utilizes the Charles Schwab mutual fund supermarket is "...in the two-to-three year range." Bridget O'Brian and Pui-Wing Tam, *More and More Dollars Flow to Hotshot Funds*, Wall St. J., June 7, 1999, at R1 (quoting Guy Mozkowski, an asset-management analyst at Salomon, Smith Barney, Inc.) In contrast, other recent articles indicate that for one large load fund family the average holding period is 12 years; and that clients of one medium-size brokerage firm hold fund shares for more than 18 years, on average. Oster, *Capital Appreciation*, Smart Money, Mar. 1999, at 130-35.

88 Rea and Reid used holding period estimates contained in a study performed by The Wyatt Company for the NASD in 1990. The Wyatt Company selected a random sample of stock and bond fund accounts that were opened in 1974 at funds with front-end loads and determined the percentage of the original share purchases that was redeemed in each of the subsequent 15 years. *See* Rea and Reid, *supra* note 85, at 7.

89 E. Sirri and P. Tufano, *Competition and Change in the Mutual Fund Industry*, Financial Services: Perspectives and Challenges, 190-91 (1993).

90 International funds invest in stocks and bonds of non-U.S. companies and governments. Specialty funds (sometimes referred to as sector funds) concentrate their investments in specific industries or industry sectors.

[91] *See, e.g.*, Andrew Leckey, *Market Sag Puts a Harsher Light on Fund Fees*, Chicago Tribune, Mar. 11, 2000, *available in* 2000 WL 3644678. *Are Your Managers Overpaid?*, Los Angeles Times, at S6, Oct. 10, 1999, *available in* 1999 WL 26182762. Scott Cooley, *Revisiting Fund Costs: Up or Down?*, Morningstar Mutual Funds, Feb. 21, 1999, at S1.

[92] *See* Lipper Analytical Services, Inc., The Third White Paper: Are Mutual Fund Fees Reasonable? at 12-13 (Sept. 1997).

[93] Results of the econometric model presented in the next section differ from the results described in this section. The results of the model show that as funds get older, their expense ratios *increase.*

[94] A number of researchers have used similar mathematical models in their studies of issues related to mutual fund expenses. *See, e.g.*, Stephen P. Ferris and Don M. Chance, "The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note," 42 J. Fin.1081 (1987); Don M. Chance and Stephen P. Ferris, "Mutual Fund Distribution", 5 J.Fin. Services Res. 39 (1991); Charles Trzcinka and Robert Zweig, *An Economic Analysis of the Cost and Benefits of S.E.C. Rule 12b-1* at 22 (N.Y.U. Leonard School of Business Monograph Series in Finance and Economics No. 1990-1, 1991).

[95] The basic model is as follows:

E=a + b1*Ln(Assets) + b2*(1/Famsize) + b3*Ln(Famnum) + b4*Ln (Turnover) + b5*Ln(Holdings) + b6*Ln(Age) + b7*Equity + b8*Hybrid + b9*I Bond + b10*I Equity + b11*Specialty + b12*Index + b13*Institution + b14*Load + b15*Class + b16*12b-1 + e

where:

E	=class's expense ratio
Ln(Assets)	=natural log of fund's net assets in millions
1/Famsize	=reciprocal of family net assets in millions
Ln(Famnum)	=natural log of number of funds in family
Ln(Turnover)	=natural log of class's turnover
Ln(Holdings)	=natural log of number of issues in class's portfolio
Ln(Age)	=natural log of fund's age in years
Equity	=an indicator variable that equals 1 if the fund is a domestic equityfund, 0 otherwise
Hybrid	=an indicator variable that equals 1 if the fund is a domestic hybrid fund, 0 otherwise
I Bond	=an indicator variable that equals 1 if the fund is an international bond fund, 0 otherwise
I Equity	=an indicator variable that equals 1 if the fund is an international equity fund, 0 otherwise

Special	=an indicator variable that equals 1 if the fund is a specialty fund, 0 otherwise
Index	=an indicator variable that equals 1 if the fund is an index fund, 0 otherwise
Institution	=an indicator variable that equals 1 if the class is an institutional class or fund, 0 otherwise
Load	=an indicator variable that equals 1 if the class has a front-end load, 0 otherwise
Class	=an indicator variable that equals 1 if the class is part of a multi-class fund, 0 otherwise
12b-1	=maximum 12b-1 fee
e	=error.

[96] We define a factor as important if its *t* test statistic is greater than the critical value, approximately 1.96. At this value, we are statistically confident 95% of the time that the attribute is associated with an effect on the expense ratio. The *t* test statistic for each expense factor is shown in Appendix One.

[97] Our approach of using classes, rather than funds, as a data item presents two problems in our regression analysis. First, it potentially gives more weight to the results of multi-class funds than to the results of single-class funds. Second, not all observations are independent of each other. One of the fundamental assumptions of regression analysis is that the observations are independent. While each class typically has its own expense ratio, many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class. Other expenses, including 12b-1 fees and some administrative fees, are incurred directly at the class level. Because a fund's classes bear many expenses in common, the operating expense ratios of a fund's classes usually are very similar and frequently are identical. In addition, most of the independent variables in the model are identical across classes in the same fund. This lack of independence among observations may cause the regression analysis to understate the standard errors and overstate the t-statistics. To determine whether our approach led to erroneous conclusions, we also regressed a proxy for operating expenses (the expense ratio less the maximum 12b-1 fee) on the independent variables exclusive of the maximum 12b-1 fee. In this second model we used only one observation for each fund. For multi-class funds we used as the expense ratio variable the asset-weighted average operating expense ratio of all classes in the fund. The institutional and load variables were the proportion of assets in classes with these characteristics. The results of this model are not qualitatively different from the results presented in this section. The coefficients of the second model are very similar to those of the basic model and all remain statistically significant.

[98] Although each fund class is represented as a separate data item, with its own expense ratio, the asset size of each class is calculated as the sum of the assets of all classes that that we could identify as sharing a common investment portfolio. In other words, asset size is calculated at the fund level. The age of a fund is considered to be the age of the fund's oldest class.

[99] Our standard errors also may be biased downward because expense ratios among the funds in a fund family are likely not independent.

[100] The reader should note that, for certain factors (fund assets, number of funds in the fund family, number of portfolio holdings, and turnover) the associated variable in our model is the natural logarithm of the factor. For a second group of factors (those associated with a fund's investment category, whether not it is an index, institutional, or multi-class fund) the factor in the model is known as an indicator variable. That is, the value of the factor in the model can be only 1 or 0.

[101] A number of funds that are part of very small fund families have, everything else equal, relatively high operating expense ratios. We did not observe a relationship between fund family assets and operating expense ratios for funds that are members of larger fund families (except, as noted in note 110, with respect to four large fund families). One way of capturing this relationship is to include as an independent variable the reciprocal of fund family assets. The *t*-statistic for the coefficient of the reciprocal of family assets is considerably larger than that obtained when the natural logarithm of fund family assets is used, further supporting the reciprocal as the better measure of the relationship.

[102] If the coefficient were equal to 1.0, then everything else held constant, funds with 12b-1 fees would have expenses that are higher than the expenses of other funds by an amount that equaled the maximum 12b-1 fee.

[103] Management expenses consist of fees paid for investment advice and other services provided under a fund's management contract. Not all funds account for management expenses in the same way, however. Some funds define the management fee narrowly, to cover only the cost of selecting portfolio securities, while other funds define it more broadly, to cover a variety of administrative and other services. *See supra* Section III.B.1 (What Costs are included in a Fund's Expense Ratio?).

[104] The 1,000 classes included in the regression analysis represent approximately 82% of fund assets in 1999. The smallest class in the sample had assets of $704 million in 1999. Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by the funds with the most assets and the most shareholders.

[105] *See, e.g.*, Protecting Investors, *supra* note 18, at 256 n.12 ("Advisory fees typically are calculated as a percentage of assets under management, although the cost of providing investment advisory services -- consisting largely of salaries and overhead -- is relatively fixed (*i.e.*, a portfolio manager can manage $500 million nearly as easily as $100 million.) An advisory fee that does not scale down as company assets increase consequently may yield enormous profits to the adviser, to the detriment of shareholders.").

[106] *See supra* note 60 and accompanying text.

[107] Although breakpoints are not legally required to be included in the advisory contract, "the fee structures of many funds have been specifically designed to pass along economies of scale by means of breakpoints."

Statement of Matthew P. Fink, President, Investment Company Institute, before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, Sept. 29, 1998, at 21-22, *available in* 1998 WL 18088868.

108 *See* 2 Tamar Frankel, The Regulation of Money Managers 260 (1978).

109 *See id.*

110 Although the magnitude of change in a fund's management expense ratio that is associated with changes in fund family asset size appears to be large, this result may be attributable to four large fund families. When we reran the regression model with the four fund families omitted, we found no statistically significant relationship between a fund's management expense ratio and the asset size of its fund family.

111 Other fund attributes found to be important in explaining a fund's management expense ratio in 1999 were investment category, portfolio turnover, fund age, and whether or not a fund is an index fund or an institutional fund. Equity funds had higher management expense ratios than bond funds, and international and specialty funds had higher management expense ratios than equity funds. Funds with more portfolio turnover had higher management expense ratios. Older funds had lower management expense ratios than newer funds.

112 The 100 largest fund portfolios had combined assets of $1.4 trillion, in 1997, $1.6 trillion in 1998, and $2.0 trillion in 1999. The assets of these funds represented 47% of all stock and bond fund assets in 1997 and 45% of total assets in 1998, and 1999. We observed that during the three-year period some funds adjusted their breakpoints to account for more assets, and that in 1999 the funds in one large fund complex eliminated their fee breakpoint arrangements.

113 Investment Company Institute, *Mutual Funds and the Retirement Market*, Fundamentals: Investment Company Research in Brief, May 2000, at 1-2.

114 We recognize that not all expenses associated with 401(k) plans are included in mutual fund expense ratios.

115 Another option would be to mandate that mutual funds include in their prospectuses or shareholder reports a new standardized "ending-value" table. The ending value table would utilize historical information about a fund's expenses to illustrate how seemingly small changes in expenses can have a large impact on the amount of money accumulated for a long-term goal. For example, if a retirement saver invested $5,000 per year starting at age 25, earned an average annual rate of return of 9% over 40 years, and incurred no expenses, his or her ending value would be $1,841,459. If the same investment were subject to annual expenses of 50 basis points, his or her ending value would be reduced by more than $257,000, or 14%.

The ending value table would compare the ending value after ten or twenty years of an investment (*e.g.*, $10,000) that incurred the fund's historical expense ratio, to the ending value of an investment that incurred an expense ratio of zero, 1%, or any other number mandated by Commission rule. The expense numbers would be applied to a standardized return such as 5% (the return used in the fee table example) or a number between 9-12% that would reflect the historical return on equities over the last 20-80 years. The table would enable investors to readily compare funds with respect to the long-term impact of fund expenses on the ending value of an account.

For more information about the long-term effect of expenses on the ending value of an investment account *see* Mamta Murthi, J. Michael Orzag, and Peter R. Orzag, *The Charge Ratio on Individual Accounts: Lessons from the U.K. Experience*, (Birkbeck College, University of London, Discussion Papers in Economics, Mar. 1999).

116 The Investment Company Institute produces a series of educational brochures, in English and Spanish, to help individuals make well-informed investment decisions. These include "Frequently Asked Questions About Mutual Fund Fees." In reference to efforts of the ICI to educate investors, Chairman Levitt recently stated, "[T]here is no better way to bring opportunity to more people than to educate them on the fundamentals of sound investing. By providing the guidance and resources for these programs, the ICI moves more Americans closer to realizing their long-term financial goals." SEC Chairman Arthur Levitt, *Address on the 60th Anniversary of the Investment Company Act and the Investment Company Institute, Oct. 5, 2000* (last visited Dec. 15, 2000) http://www.sec.gov/news/speeches/spch403.htm.

117 KPMG Peat Marwick, LLP, An Educational Analysis of Tax-Managed Mutual Funds and the Taxable Investor 14 (1999). The KPMG study analyzed the performance of 496 domestic stock funds for the ten years ended December 31, 1997. The average annual total return for the median fund in this group was 16.1% before taxes and 13.5% after taxes. (The median fund is the fund at the midpoint of the frequency distribution. An equal number of funds have a higher or lower return than the median fund.) Annual performance given up to taxes ranged from a low of zero to a high of 5.6%, with a median of 2.6%.

118 *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59,826 (Nov. 3, 1999).

119 Information may be available from a variety of legal, accounting, and academic organizations. The Directors Program Committee of the Investment Company Institute sponsors a number of educational and information programs for fund directors. We also believe that the recently formed Mutual Fund Directors Education Council (described in Section II.B.2.) will serve as a useful source of information for fund directors. As part of the Council's plan to develop programs to promote a culture of independence and accountability in the boardroom, we recommend that the Council focus on the directors' role in negotiating fees and expenses.

120 Any study of the costs of investment management would require fact-finding and analysis similar to that previously conducted by the Wharton School of Finance and Commerce ("Wharton School"). The Commission retained the Securities Research Unit of the Wharton School of Finance and Commerce of the University of Pennsylvania to make a fact-finding survey and report on certain aspects and practices of registered investment companies. *See* Investment Company Act Release No. 2,729, 1958 WL 5755

*1 (SEC) (Jun. 13, 1958). The Wharton School produced A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong., 2d Sess. 491-95 (1962), which formed a basis for the 1970 amendments to the Investment Company Act.

121 As described *supra* in Section III.B., other fund costs that may be paid for outside of the fund's expense ratio include costs related to marketing and distribution, financial advice to fund investors, and maintenance of shareholder accounts. In many cases, some or all of these costs may be paid separately by the shareholder.

122 During the period 1989-1993, according to one study, the average stock fund paid annual brokerage commissions equal to 0.28% of net assets. This figure excludes the market impact costs of fund portfolio transactions, *i.e.*, changes in the price of a security that result directly from a fund's trading activity. *See* Miles Livingston and Edward O'Neal, *Mutual Fund Brokerage Commissions*, 19 J.Fin.Res. 272 (1996).

123 Although a mutual fund's investment manager has an obligation to seek the best execution of securities transactions arranged for on behalf of the fund, the manager is not obligated to obtain the lowest possible commission cost. The manager's obligation is to seek to obtain the most favorable terms for a transaction reasonably available under the circumstances. *See* Securities Brokerage and Research Services, Exchange Act Release No. 23,170, 51 Fed. Reg. 16,004, 16,011 (Apr. 23, 1986). Section 15(c) of the Investment Company Act requires a fund's board of directors to request and review, and the fund's manager to supply, such information as may reasonably be necessary for the fund's board to evaluate the terms of the advisory contract between the adviser and the fund. Research and other services purchased by the adviser with the fund's brokerage bear on the reasonableness of the advisory fee because the research and other services would otherwise have to be purchased by the adviser itself, resulting in higher expenses and lower profitability for the adviser. Therefore, mutual fund advisers that have soft dollar arrangements must provide their funds' boards with information regarding their soft dollar practices. *See* SEC Office of Compliance, Inspections and Examinations, Inspection Report on the Soft Dollar Practices of Broker/Dealers, Investment Advisers and Mutual Funds 30 (Sept. 22, 1998) (hereinafter "Soft Dollar Report").

124 *See* Soft Dollar Report, *supra* note 123, at 5-6. Soft dollar arrangements developed as a means by which brokers discounted commission rates that were fixed at artificially high levels by exchange rules. Prior to 1975, institutional advisers took advantage of competition among brokers and their willingness to accept compensation lower than the fixed rates in order to recapture portions of the commissions paid on institutional orders. Fixed commission rates that far exceeded the costs of executing trades provided the fuel to support an increasingly complex pattern of practices to recapture portions of these commissions by advisers, including "give-ups" and other "reciprocal practices". Investment company managers directed give-ups to brokers that sold fund shares in order to motivate or reward such sales efforts. Fund managers also used give-ups as a reward for research ideas furnished by brokers to them in their capacity as investment advisers to funds. The Commission abolished the system of fixed commission effective May 1, 1975. Soon thereafter, Congress enacted Section 28(e) of the Securities and Exchange Act of 1934 in order to clarify that, under certain circumstances, an investment manager may pay more than the lowest

available commission in recognition of research and other services provided by the broker-dealer. *See id.* at 6-7.

125 All advisers, including the investment advisers of mutual funds, have an obligation to act in the best interests of their clients and to place client interests before their own. They also have an affirmative duty of full and fair disclosure of all material facts to their clients. *See* 15 U.S.C. § 80b-6 (2000) (Section 206 of the Investment Advisers Act of 1940); *S.E.C. v. Capital Gains Research Bureau*, 375 U.S. 180 (1963).

Some of the funds that engage in directed brokerage disclose the practice in the prospectus, the statement of additional information, and/or the annual report to shareholders. Others use the footnotes to the financial statements to make the disclosure. In 1995, the Commission adopted accounting rules which require funds to report all expenses gross of off-sets or reimbursements pursuant to a directed brokerage arrangement. *See* 17 C.F.R. § 210.6-07(g) (2000) (Rule 6-07(g) of Reg. S-X).

This requirement is designed to allow investors to compare expenses among funds.

126 *See generally* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414 (Oct. 28, 1980), 45 FR 73898 (hereinafter "Adopting Release"). When rule 12b-1 was adopted, the Commission stated the rule was intended to be flexible, and that the Commission would monitor and make adjustments as necessary. *Id.* at 22. Since 1980, the rule has not been substantively amended.

127 See Joel H. Goldberg and Gregory N. Bressler, *Revisiting Rule 12b-1 under the Investment Company Act*, 31 Rev. Sec. and Commodities Reg., 147, 147-152 (1998).

128 *Id.* at 151.

129 *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

130 *See* Goldberg and Bressler, *supra* note 127, at 151.

131 *See* Goldberg and Bressler, *supra* note 127, at 151; Paul G. Haaga, Jr. and Michele Y. Yang, *Distribution of Mutual Fund Shares: Rule 12b-1*, (Practicing Law Institute '40 Act Institute, 1990).

132 *See* Goldberg and Bressler, *supra* note 127, at 151.

133 *See supra* Section III.B.2.

134 In a typical fund supermarket, the sponsor of the program - a broker-dealer or other institution - offers a variety of services to a participating fund and its shareholders. The services include establishing, maintaining, and processing changes in shareholder accounts, communicating with shareholders, preparing account statements and confirmations, and providing distribution services. For the services that it provides, the sponsor charges

either a transaction fee to its customer or an asset-based fee, generally ranging from 0.25% to 0.40% annually of the average value of the shares of the fund held by the sponsor's customers. The asset-based fee is paid by the fund, its investment adviser, an affiliate of the adviser, or a combination of all three entities. *See* Letter from Douglas Scheidt, Associate Director of the Division of Investment Management to Craig S. Tyle, General Counsel of the Investment Company Institute (pub. avail. Oct. 30, 1998) at 2-4, *available in* 1998 WL 1543541 *2-4 (SEC 1998). (hereinafter "Investment Company Institute").

135 *See* The Shareholder Services Group, Inc. (pub. avail. Aug. 12, 1992) and Investment Company Institute, *supra* note 134.

136 *See, e.g.,* Rochelle Kauffman Plesset and Diane E. Ambler, *The Financing of Mutual Fund 'B Share' Arrangements*, 52 Bus. Law. 1385 (1997); Tania Padgett, *First Union Group Plans to Cater to Cash Needs of Mutual Fund Firms*, American Banker, May 17, 1996, at 20; Michael Brush, *Are Managers Counting on a Rubber Stamp?*, N.Y. Times, Dec. 29, 1996, at F9.

137 Some distributors sell their rights to receive certain 12b-1 fees to a commercial bank or a finance company. Other distributors securitize their 12b-1 fees by transferring the rights to receive certain 12b-1 fees to a special purpose entity. The entity, in turn, issues one or more classes of securities. The holders of these securities receive payments of interest and principal from the cash flows generated by the 12b-1 fees. *See* Plesset and Ambler, *supra* note 136, at 1398-1402, 1405.

138 When investors and rating agencies evaluate the quality of asset-backed securities, a key criterion is the degree of assurance that the revenue stream of 12b-1 fees will remain uninterrupted over the life of the security. *See* Plesset and Ambler, *supra* note 136.

139 *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

http://www.sec.gov/news/studies/feestudy.htm

EXHIBIT 19

United States General Accounting Office

GAO

Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives

June 2000

MUTUAL FUND FEES

Additional Disclosure Could Encourage Price Competition


UNITED STATES
GENERAL ACCOUNTING OFFICE


G A O
Accountability * Integrity * Reliability

GAO/GGD-00-126


G A O
Accountability * Integrity * Reliability

United States General Accounting Office
Washington, D.C. 20548

General Government Division

B-281444

June 5, 2000

The Honorable John D. Dingell
Ranking Minority Member
Committee on Commerce
House of Representatives

The Honorable Michael G. Oxley
Chairman, Subcommittee on
Finance and Hazardous Materials
Committee on Commerce
House of Representatives

This report presents the results of our review of issues relating to mutual fund fees. Assets in mutual funds have grown significantly during the 1990s. However, conflicting views existed as to whether the fees that funds charge investors had declined as would have been expected given the operational efficiencies that mutual fund advisers likely experience as their fund assets grow. As you requested, we reviewed (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how their fees are disclosed to investors, and (5) the responsibilities that mutual fund directors have regarding fees.

This report recommends that the Chairman of the Securities and Exchange Commission (SEC) require that the quarterly account statements that mutual fund investors receive include information on the specific dollar amount of each investors' share of the operating expenses that were deducted from the value of the shares they own. Because these calculations could be made various ways, SEC should also consider the costs and burdens that various alternative means of making such disclosures would place on either (1) the industry or (2) investors as part of evaluating the most effective way of implementing this recommendation. In addition, where the form of these statements is governed by rules of the National Association of Securities Dealers, SEC should ensure that this organization requires mutual funds to make such disclosures.

As agreed with you, unless you publicly release its contents earlier, we plan no further distribution of this report until 30 days from its issue date. At that time, we will provide copies to interested Members of Congress, appropriate congressional committees, SEC, the National Association of Securities Dealers, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System.

Key contributors to this report are listed in appendix IV. If you have any questions, please call me at (202) 512-8678.



Thomas J. McCool
Director, Financial Institutions
and Market Issues

Executive Summary

Purpose

The U.S. mutual fund industry, which offers investors an easy way to invest in diversified portfolios of stocks, bonds, or other securities, has grown dramatically, with assets rising from $371 billion in 1984 to $5.5 trillion in 1998. As of 1998, the proportion of U.S. households owning mutual funds had risen to 44 percent; and the returns on mutual funds, particularly those invested in stocks, had also generally exceeded those that could have been earned on savings accounts or certificates of deposit. Because mutual funds are expected to operate more efficiently as their assets grow, the significant asset growth in recent years has prompted concerns about fund fee levels. Academics, industry researchers, and others have also raised questions about whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees

In response to requests by the Chairman of the Subcommittee on Finance and Hazardous Materials, House Committee on Commerce, and the Ranking Minority Member of the Committee on Commerce, GAO conducted a review of the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how fees are disclosed to fund investors and how industry participants view these disclosures, and (5) what mutual fund directors' responsibilities are regarding fees and how industry participants view directors' activities.

Background

Mutual funds can be grouped into three basic types by the securities in which they invest. These include stock, (also called equity) funds, which invest in the common and preferred stock issued by public corporations; bond funds, which invest in debt securities; and money market funds, which generally invest in interest-bearing securities maturing in a year or less. Funds that invest in a combination of stocks, bonds, and other securities, known as hybrid funds, are included in this report under the category of stock funds.

Mutual funds are distinct legal entities owned by the shareholders of the fund. Each fund contracts separately with an investment adviser, who provides portfolio selection and administrative services to the fund. The fund's directors,[1] who are responsible for reviewing fund operations,

[1] Although the Investment Company Act of 1940, which governs mutual fund operations, does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report will also follow that convention.

oversee the interests of the shareholders and the services provided by the adviser.

Mutual fund fees that investors pay include operating expenses, which cover the day-to-day costs of running a fund. These expenses are accrued daily, and generally paid monthly, from overall fund assets rather than from individual investor accounts. The difference between the value of the securities in a fund's portfolio and its accrued liabilities represents the daily net asset value, or NAV, of fund shares. Generally shown as a percentage of the fund's average net assets, the annual total operating fee amount is referred to as the fund's operating expense ratio. The largest portion of a fund's expense ratio is generally the fund adviser's compensation, which is used to cover its operating costs and earn profits for its owners.

Mutual fund investors may also incur other charges in addition to those included in the operating expense ratio, depending on how they purchase their funds. Mutual funds are sold through a variety of distribution channels. For instance, investors can buy them directly by telephone or mail; or they can be sold by dedicated sales forces or by third-party sales forces, such as broker-dealer account representatives. To compensate such sales personnel, some mutual funds charge investors sales charges (called loads), which can be paid at the time of purchase, over a specified period, or at time of redemption.

Although a mutual fund's expense ratio appears to represent just a small percentage of its total assets, the impact of these fees can be significant. For example, increasing an expense ratio from 1 percent to 2 percent on a $10,000 investment earning 8 percent annually can reduce an investor's total return by about $7,000 over a 20-year period.

Neither federal statute nor Securities and Exchange Commission (SEC) regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. The National Association of Securities Dealers, Inc. (NASD), whose rules govern the distribution of fund shares by broker-dealers, has placed certain limits on the sales charges and fees used to compensate sales personnel.

Results in Brief

GAO was unable to determine the extent to which the growth in mutual fund assets during the 1990s provided the opportunity for mutual fund advisers to reduce fees on the funds they operated. According to research conducted by academics and others, as well as the industry participants GAO interviewed, mutual fund advisers experience operational efficiencies—or economies of scale—as their assets grow that could allow them to reduce their funds' expense ratios.[2] Such efficiencies arise when the fund assets increase at a faster rate than do the costs of managing those additional assets. Because information on most fund advisers' costs is not collected by regulators or otherwise publicly disclosed, GAO was unable to determine if advisers' costs had increased more, or less, rapidly than fund assets. Industry officials reported that some costs of operating mutual funds have been increasing, in part, because funds have been expanding the level of services they provide investors. Using data provided by the mutual fund industry association, GAO determined that the 480 percent growth in total fee revenues for advisers and other service providers for stock and bond funds[3] was commensurate with the total 490 percent asset growth in those funds during the period 1990 to 1998. Because of the unavailability of comprehensive financial and cost information, however, GAO was unable to determine overall industry profitability.

Although unable to measure the extent to which mutual fund advisers experienced economies of scale, GAO's analysis indicated that mutual fund expense ratios for stock funds had generally declined between 1990 and 1998. However, this decline did not occur consistently over this period, and not all funds had reduced their expense ratios. Because concerns had been raised over methodologies for existing mutual fund fee studies, GAO conducted its own analysis. GAO's analysis of data on the 77 largest mutual funds indicated that the expense ratios of these funds were generally lower in 1998 than they were in 1990, although average expense ratios for stock funds rose in the early 1990s before declining. The extent to which expense ratios declined also varied across types of funds as the ratios for the largest stock funds declined while those for bond funds generally remained the same. Furthermore, GAO found that not all of the largest funds with the greatest asset growth had reduced their fees. Among the 77 large funds analyzed, 51 of these funds had experienced asset

[2] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the cumulative total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's average net assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, distribution fees, and any other expenses associated with administering the fund that have been deducted from the fund's assets.

[3] Data on stock funds presented in this report also include information on hybrid funds. The report focuses primarily on stock and bond funds because money market funds generally have not been the subject of the recent concerns over fees.

growth of at least 500 percent from 1990 to 1998. Of these 51 funds, 38 (or 74 percent) reduced their operating expense ratios by at least 10 percent over the 9-year period from 1990 to 1998. However, the remainder had not reduced their expense ratios as much, including six funds that either had not changed, or had increased, their ratios.

As is customary for U.S. financial markets, regulators rely on competition to be a primary means of influencing the fees that mutual fund advisers charge. In general, industries where many firms compete for business generally have lower prices than industries where fewer firms compete. However, although thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisers generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Requiring that investors be provided information about the fees they pay on their mutual funds is another way regulators seek to help investors evaluate fees charged by mutual funds. Mutual funds currently disclose information on fund operating expense ratios and other charges when investors make their initial purchases. However, unlike other financial products, the periodic disclosures to investors who continue to hold their shares do not show, in dollars, each investor's share of the operating expenses that were deducted from the fund.[4] Although most industry officials GAO interviewed considered mutual fund disclosures to be extensive, others, including some private money managers and academic researchers, indicated that the information currently provided does not sufficiently make investors aware of the level of fees they pay. These critics have called for mutual funds to disclose to each investor the actual dollar amount of fees paid on their fund shares. Providing such information could reinforce to investors the fact that they pay fees on their mutual funds and provide them information with which to evaluate the services their funds provide. In addition, having mutual funds regularly disclose the dollar amounts of fees that investors pay may encourage additional fee-based competition that could result in further reductions in fund expense ratios. GAO is recommending that this information be provided to investors. Because producing such information would entail systems changes and additional costs, GAO is also recommending that cost-effectiveness and investor burden be considered when alternative means for disclosing the dollar amount of fees are evaluated.

[4] Mutual fund shareholder account statements do include the specific dollar amounts of certain fees or charges, such as for wire transfers, maintenance fees, or sales loads.

Regulators also look to a mutual fund's directors to oversee the operating expense fees their funds charge. The organizational structure of the typical mutual fund embodies a conflict of interest between the fund shareholders and the fund's adviser that can influence the fees charged. This conflict arises primarily because the adviser has the incentive to maximize its own revenues, but such action could come at the expense of the fund's shareholders. Because of this inherent conflict, mutual fund directors are tasked under federal law with reviewing and approving the fees charged by the fund adviser. Under current law, mutual fund directors are expected to review various data to ensure that the fees are not excessive and that the fees are similar to those of comparable funds. Mutual fund adviser officials told GAO that the directors of the funds they operate have been vigorous in reviewing fees and seeking reductions. However, others, including research organizations, academics, and private money managers, commented that the directors' activities may be keeping fees at higher levels because of this focus on maintaining fees within the range of other funds.

GAO received comments on a draft of this report from SEC; NASD Regulation (NASDR), which is the regulatory arm of NASD; and the mutual fund industry association, the Investment Company Institute. Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. However, these organizations also commented, among other things, that mutual funds already make extensive disclosures about fees and that competition on the basis of performance does represent price competition among mutual funds. GAO agrees that mutual fund disclosures are extensive but also believes that additional information on the specific dollar amounts of fees for operating expenses could be useful to investors and encourage additional price competition among fund advisers on the basis of fees directly.

Principal Findings

Although Advisers Expected to Experience Cost Efficiencies, Comprehensive Data on Their Costs Were Not Available

Academic studies and other research find that as mutual fund assets grow, mutual fund advisers experience operational efficiencies or economies of scale that would allow them to reduce their funds' expense ratios. As shown in table 1 below, data compiled by ICI indicate that mutual fund assets have grown considerably during the 1990s, with stock funds alone growing 1,081 percent as of year-end 1998.

Table 1: Total Assets for Stock and Bond Mutual Fund as of 1998

Dollars in billions

	1990	1998	Percentage change
Stock funds	$283	$3,343	1,081%
Bond funds	284	831	193
Total	**567**	**4,174**	**636**

Source: GAO analysis of ICI data.

As the assets in a mutual fund grow, economies of scale in a fund adviser's operations would result in the adviser's costs increasing more slowly than the rate at which its fund assets and revenues are increasing. For example, if the adviser of a fund employing 10 customer service representatives experiences 100-percent growth in its fund assets, this adviser may find that only 5, or 50 percent, more representatives would be needed to address the workload arising from the additional assets. In addition, GAO's analysis of data from ICI also indicated that although additional purchases by existing and new investors account for some of the increase in the industry's assets, as much as 64 percent of the mutual fund asset growth has come from appreciation in the value of the securities in these funds' portfolios. Fund growth resulting from portfolio appreciation would also provide additional economies of scale because such growth is not accompanied by many of the administrative costs associated with inflows of money to new and existing fund accounts.

However, GAO was unable to determine the extent to which mutual fund advisers experienced such economies of scale because comprehensive data on the total costs incurred by mutual fund advisers are not publicly available. Currently, mutual funds disclose to regulators and to their investors only those operating costs that have been deducted from the assets of the fund, but not the costs that the advisers incur to operate these funds. Although total cost data were not available, industry officials reported that fund advisers' costs have been increasing. Industry officials explained that these increased costs are the result of new services for mutual fund investors, increased distribution expenses, and higher personnel compensation expenses.

GAO estimated the total revenue that fund advisers and other service providers receive from the funds they operate.[5] Largely as a result of growth in mutual fund assets, mutual fund advisers and service providers were collecting significantly more revenues from fund operations in 1998 than they did in 1990. As shown in table 2 below, the revenues stock funds produced for their advisers and other providers had increased over 800 percent from 1990 to 1998.

Table 2: Estimated Mutual Fund Adviser and Service Provider Revenues From Operating Expense Fees 1990-1998

Dollars in millions

Fund type	Estimated fee revenues 1990	1998	Percentage change
Stock	$2,544	$22,931	801%
Bond	2,408	5,933	146
Totals	**4,952**	**28,864**	**483**

Source: GAO analysis of data from ICI.

Fee revenues for the largest funds have similarly increased. Using data on 77 of the largest stock and bond funds,[6] GAO found that the advisers and service providers operating these funds collected $7.4 billion in fee revenues in 1998. This was over $6 billion, or almost 560 percent, more than they collected in 1990. Over this same period, the assets of these funds increased by over 600 percent. Mutual fund advisers and service providers were also collecting more in fees on a per account basis. For example, the total dollars collected annually in fee revenues from stock funds rose 59 percent from an average of $103 per account in 1990 to $164 per account in 1997.

Although comprehensive cost data for most fund advisers were not available, analyses of information for 18 publicly traded mutual fund

[5] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[6] These 77 funds included all of the largest stock and bond funds in existence from 1990 to 1998. These 77 funds comprised 46 stock funds, including all stock funds with assets over $8 billion; and 31 bond funds, including all those with assets over $3 billion. The data for the stock funds include five hybrid funds that also invest in bonds or other debt securities.

advisers indicated that these firms' operating profits as a percentage of their revenues have been increasing for at least 5 years.

Average Mutual Fund Expense Ratios Have Generally Declined, But Not All Funds Reduced Their Ratios

GAO identified various studies and analyses of the trends in mutual fund fees. Some of these analyses found that mutual fund expense ratios and other charges had been declining, but other analyses found that expense ratios had increased. However, some industry participants criticized the methodologies used by these studies. For example, many of these studies failed to adjust for the increase in newer funds, which generally charge higher expense ratios than older funds.

Therefore, GAO conducted its own analysis of the trend in expense ratios. Data on the 77 largest mutual funds indicated that that these funds had grown faster since 1990 than the average fund in the industry.[7] Therefore, their advisers were more likely to have experienced economies of scale in their operations that would have allowed them to reduce their expense ratios. Because the sample consisted primarily of the largest and fastest growing funds in the industry, it may not reflect the characteristics and the trend in fees charged by other funds.

To calculate the average expense ratios for these funds, GAO weighted each fund's expense ratio by its total assets. The resulting average expense ratios represent the fees charged on the average dollar invested in these funds during this period. As shown in table 3, the average expense ratio declined by 12 percent for the largest stock funds and by 6 percent for the largest bond funds from 1990 to 1998, although this decline did not occur steadily over the period.

Table 3: Average Expense Ratio for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc. and Barron's Lipper Mutual Funds Quarterly.

Although the average expense ratio for these funds generally declined during the 1990s, not all of them reduced their fees. Overall, 23 of the 77 funds reported higher expense ratios in 1998 than in 1990. Table 4 shows the changes in expense ratios for the 51 funds among the 77 largest funds that experienced asset growth of at least 500 percent from 1990 to 1998. Of

[7] The sample focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions.

these funds, 38 (74 percent) had reduced their expense ratios by at least 10 percent during this 9-year period. Of the remaining 13 funds, 7 (14 percent) reduced their expense ratios by less than 10 percent, and 6 (12 percent) had either not changed their fees or had increased them.

Table 4: Fee Reductions by Large Funds Whose Asset Growth Exceeded 500 Percent From 1990 to 1998

Total change in fee from 1990 to 1998	Number of funds	Percentage
Reduction over 30 percent	17	33%
Reduction of 10 to 30 percent	21	41
Subtotal[a]	**38**	**74**
Reduction under 10 percent	7	14
No change	3	6
Increase under 10 percent	2	4
Increase of 10 to 30 percent	0	0
Increase over 30 percent	1	2
Subtotal	**13**	**26**
Total	**51**	**100**

[a]May not total due to rounding.

Source: GAO analysis of Morningstar and Barrons Lipper Mutual Funds Quarterly data.

Competition Does Not Focus on Price of Service

Active competition among firms within a given industry is generally expected to result in lower prices than in those industries in which few firms compete. Although hundreds of fund advisers offering thousands of mutual funds compete actively for investor dollars, their competition is not primarily focused on the fees funds charge. Instead, mutual fund advisers generally seek to differentiate themselves by promoting their funds' performance returns[8] and services provided.[9] Marketing their performance and service as different from those offered by others allows fund advisers to avoid competing primarily on the basis of price, as represented by the expense ratios they charge mutual funds investors. This applies particularly to actively managed funds investing in stocks. Advisers for money market funds; index funds;[10] and to some degree, bond funds are generally less able to differentiate their funds from others because these types of funds invest in a more limited range of securities than stock funds do. As a result, the returns and fees of such funds generally tend to be

[8] SEC requires funds to report their performance returns net of the fees deducted from fund assets.

[9] As discussed in chapter 4 of this report, the type of competition prevailing in the mutual industry appears to resemble "monopolistic competition," which is one of the primary competitive market types described by economists. Markets with monopolistic competition characteristically include large numbers of competing firms, ease of entry, and products differentiated on the basis of quality, features, or services included.

[10] Index funds invest in the securities represented in a broad-based index, such as the Standard & Poor's 500 Index.

more similar, and the fees are generally lower than the fees charged on most stock funds.

Fee Disclosures Do Not Provide Investors With Specific Dollar Amounts

The disclosures mutual funds are legally required to make are, among other things, intended to assist investors with evaluating the fees charged by the funds they are considering for investment. As required by SEC rules, mutual funds are required to provide potential investors with disclosures that present operating expense fees as a percentage of a fund's average net assets. In addition, these disclosures provide a hypothetical example of the amount of fees likely to be charged on an investment over various holding periods. However, after they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts.[11] These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter.[12] This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

Surveys conducted by industry research organizations, fund advisers, and regulators indicate that investors generally focus on funds' performance (net of fees), service levels, and other factors before separately considering fee levels. In contrast, investors appeared more concerned over the level of mutual fund sales charges, and industry participants acknowledged that as a result, the loads charged on funds have been reduced since the 1980s.

The mutual fund and regulatory officials GAO contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures are not making investors sufficiently aware of the fees they pay. One suggestion for increasing investor awareness was that mutual funds should disclose to each investor the actual dollar amount of the

[11] A requirement for quarterly statements arises under NASD rules, which govern the actions of the securities broker-dealers that act as the distributors of most mutual fund shares.

[12] Sales charges, redemption fees, and other transactional fees are disclosed in dollar amounts in either account statements or confirmation statements.

portion of the funds' fees they paid. Some of the officials GAO contacted indicated that having the specific dollar amount of fees disclosed to investors would spur additional fee-based competition among fund advisers. For example, a legal expert GAO contacted noted that having such information appear in investors' mutual fund account statements might also encourage some fund advisers to reduce their fees in order to be more competitive. Requiring that such information be provided to mutual fund investors would also make such disclosures more comparable to fee disclosures for other financial services, such as stock brokerage or checking accounts. Compared to mutual funds, the markets for these services appear to exhibit greater direct price competition.

Fund adviser officials GAO interviewed indicated that calculating such amounts exactly would entail systems changes and additional costs, but they also acknowledged that less costly means of calculating such amounts may exist. For example, instead of calculating the exact amount of fees charged to each account daily, a fund adviser could provide an estimate of the fees an investor paid by multiplying the average number of shares the investor held during the quarter by the fund's expense ratio for the quarter. Another alternative would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Mutual Fund Directors Tasked With Reviewing Fees, But Opinions on Their Effectiveness Were Mixed

The structure of most mutual funds embodies a potential conflict of interest between the fund shareholders and the adviser. This conflict arises because the fees the fund charges the shareholders represent revenue to the adviser. For this reason, mutual funds have directors who are tasked with overseeing the adviser's activities. Under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser.

In 1970, this act was amended after concerns were raised over the level of fees being charged by mutual funds. The amendments imposed a fiduciary duty on fund advisers and tasked fund directors with additional responsibilities regarding fees. These amendments to the act also granted investors the right to bring claims against the adviser for breaching this duty by charging excessive fees. Various court cases subsequently have interpreted this duty, and the decisions rendered have shaped the specific expectations currently placed on fund directors regarding fees. As a result, directors are expected to review, among other things, the adviser's costs, whether fees have been reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds.

The officials at the 15 mutual fund advisers[13] GAO contacted said that their boards have been vigorous in reviewing fees and have frequently sought reductions in the fees received by the adviser. However, some private money managers, industry researchers, and others have stated that the activities undertaken by directors may be serving, instead, to keep fees at higher levels than necessary, because the directors are just expected to keep their funds' fees within a range of similar funds instead of actively attempting to lower them.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, GAO recommends that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency Comments and GAO's Evaluation

GAO obtained comments on a draft of this report from the heads, or their designees, of SEC, NASDR, and ICI. These comments are summarized and evaluated in chapter 7, with specific comments made by each organization addressed in appendixes I through III.

Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his

[13] These firms included the advisers for 13 of the 77 largest funds and 2 smaller fund advisers.

letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials also raised several issues about GAO's report. All three organizations commented that mutual funds currently make extensive disclosures about their fees to investors at the time of purchase and in semiannual reports thereafter. For example, ICI's letter noted that promoting investor awareness of the importance of fund fees is a priority for ICI and its members. However, ICI expressed reservations about GAO's recommendation that investors periodically receive information on the specific dollar amounts of the operating expense fees deducted from their mutual fund accounts. Their concern is that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

GAO agrees with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing among funds prior to investing. The additional disclosure GAO recommends is intended to supplement, not replace, the existing disclosures. It should also serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on GAO's observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services and; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

GAO does not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

All three commenting organizations also generally questioned this report's finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that the draft report did not address the fact that mutual funds present performance net of expenses.

GAO's report notes that mutual funds' performance returns, which are the primary basis upon which funds compete, are required to be disclosed net of fees and expenses. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, GAO also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis and, in some cases, the charges for such services have been greatly reduced. Implementing GAO's recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals GAO interviewed regarding the role of mutual fund directors in overseeing fees. Although the individuals quoted in this report were critical of mutual fund directors setting their funds' fees only in relation to the fees charged by other funds, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

In response to these comments, text has been added to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments are presented in the report, directors are primarily emphasizing such comparisons over the other factors they are also are required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Contents

Figures

Abbreviations

ICI	Investment Company Institute
NASD	National Association of Securities Dealers
NASDR	NASD Regulation
NAV	net asset value
SEC	Securities and Exchange Commission
CDSL	contingent deferred sales load

Introduction

Mutual funds offer investors a means of investing in a diversified pool of stocks, bonds, and other securities. As of 1998, 44 percent of U.S. households owned mutual funds, and the returns, particularly for stock funds, had generally exceeded returns that could have been earned on savings accounts or certificates of deposit. Since 1984, assets in U.S. mutual funds increased about 14-fold, growing from $371 billion in 1984 to $5.5 trillion in 1998. Because costs of providing mutual fund services are generally expected to rise less rapidly as fund assets increase, the significant growth in recent years has prompted some concerns by some industry participants and the news media over the level of fees funds charge.

This report responds to requests by the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Minority Member of the House Committee on Commerce.

Background

A mutual fund is an investment company that pools the money of many investors—individuals or institutions—that it invests in a diversified portfolio of securities. Mutual funds provide investors the opportunity to own diversified securities portfolios and to access professional money managers, whose services they might otherwise be unable to obtain or afford.

A mutual fund is owned by its investors, or shareholders. Fund share prices are based on the market value of the assets in the fund's portfolio, after subtracting the fund's expenses and liabilities, and then dividing by the number of shares outstanding. This is the fund's net asset value (NAV). Per share values change as the value of assets in the fund's portfolio changes. Investors can sell their shares back to the fund at the current NAV,[1] and funds must calculate the shareholders' share prices on the day a purchase or redemption request is made. Many newspapers publish daily purchase and redemption prices for mutual funds.

Various types of funds are offered to investors. Three basic types of mutual funds include stock (also called equity), bond, and money market funds. Some funds that invest in a combination of stocks, bonds, and other securities are known as hybrid funds and are discussed in this report as part of the information presented for stock funds. Money market funds are referred to as short-term funds because they invest in securities that

[1] Shareholders of open-end mutual funds, which continuously issue and redeem shares, have a right to redeem shares at the current NAV. Closed-end funds, in which the number of shares is fixed, trade at market prices that are frequently above, or below, the actual NAV of the assets held by the fund.

generally mature in about 1 year or less; stock, bond, and hybrid funds are known as long-term funds. The firms that operate mutual funds frequently offer investors a family of funds that includes at least one each of the three basic fund types, although some firms may offer only one fund while others specialize in funds of a particular type, such as stock or bond funds. Of the total $5.5 trillion invested in mutual funds at the end of 1998, $2.98 trillion was invested in stock funds, $1.35 trillion was in money market funds, $831 billion was in bond funds, and $365 billion was in hybrid funds. This report will focus primarily on stock and bond funds because money market funds generally have not been the focus of recent concerns regarding fees.

Mutual Fund Assets Increased Dramatically in the 1990s

As shown in table 1.1, mutual fund assets grew dramatically in the 1990s, with stock funds growing 1,082 percent in the 1990-1998 period.

Table 1.1: Growth in Mutual Fund Assets, 1990-1998

Fund type	Total assets (dollars in millions)		Percentage growth
	1990	1998	
Stock funds[a]	$ 282,800	$ 3,342,900	1,082%
Bond funds	284,300	830,600	192
Money Market funds	498,300	1,351,700	171
Total	**1,065,500**	**5,525,200**	**419**

[a] This category combines equity and hybrid fund data.

Source: GAO analysis of Investment Company Institute data.

Mutual Funds Contract with Investment Advisers to Conduct Their Operations

Although it is typically organized as a corporation, a mutual fund's structure and operation differ from that of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. Mutual funds also have a board of directors that is responsible for overseeing the activities of the fund and negotiating and approving contracts with an adviser and other service providers for necessary services.[2]

However, mutual funds differ from other corporations in several ways. A typical mutual fund has no employees; it is created and operated by

[2] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

another party, the adviser, which contracts with the fund, for a fee, to administer fund operations. The adviser is an investment adviser/management company that manages the fund's portfolio according to the objectives and policies described in the fund's prospectus.[3] Advisers may also perform various administrative services for the funds they operate, although they also frequently subcontract with other firms to provide these services. Functions that a fund adviser or other firms may perform for a fund include the following:

- **Custodian:** A custodian holds the fund assets, maintaining them separately to protect shareholder interests.
- **Transfer agent:** A transfer agent processes orders to buy and redeem fund shares.
- **Distributor:** A distributor sells fund shares through a variety of distribution channels, such as directly through advertising or telephone or mail solicitations handled by dedicated sale forces, or by third-party sales forces. Funds that are marketed primarily through third parties are usually available through a variety of channels, including brokers, financial planners, banks, and insurance agents.

Distinct from the fund itself, the fund's adviser is generally owned by another entity with its own group of directors. (Ch. 6 of this report discusses in more detail the relationship between funds and their advisers and the specific legal duties placed on mutual fund directors.)

Mutual Fund Fees Include Operating Expenses and Sales Charges

Various fees are associated with mutual fund ownership. All mutual funds incur ongoing operating expenses for which they pay the adviser and other providers who operate and service the funds. An annual total of these operating expenses, commonly known as the fund's operating expense ratio, is expressed as a percentage of the fund's average net assets in a fund's prospectus and other reports. Fund operating expenses can vary in accordance with the work required by fund managers; the complexity of the fund's investments; or the extent of shareholder services provided, such as toll-free telephone numbers, Internet access, check writing, and automatic investment plans. The largest component of a fund's total expense ratio usually is the management fee, which is the ongoing charge paid to the investment adviser for managing the fund's assets and selecting

[3] In some cases, the adviser may contract with other firms to provide investment advice, becoming a subadviser to those funds.

its portfolio of securities. The management fee is customarily calculated as a percentage of the fund's average net assets.[4]

Included as part of the operating expenses that are directly deducted from some funds' assets are fees that go to compensate sales professionals and others for selling the fund's shares as well as for advertising and promoting them. These fees, known as "12b-1 fees," are named after the Securities and Exchange Commission (SEC) rules authorizing mutual funds to pay for marketing and distribution expenses directly from fund assets. The National Association of Securities Dealer, Inc. (NASD), whose rules govern the distribution of fund shares by broker dealers, limits 12b-1 fees used for these purposes to no more than 0.75 percent of a fund's average net assets per year. Funds are allowed to include an additional service fee of up to 0.25 percent of average net assets each year to compensate sales professionals for providing ongoing services to investors or for maintaining their accounts. Therefore, any 12b-1 fees included in a fund's total expense ratio are limited to a maximum of 1 percent per year.

In addition to the fees in the expense ratio, some mutual funds include a sales charge known as a "load." Loads usually compensate a sales representative or investment professional for advice they provide investors in selecting a fund. Loads can be applied at the time of purchase (a "front-end load") or at redemption (a "back-end load").[5] NASD rules limit the load that can be charged as part of purchasing fund shares to no more than 8.5 percent[6] of the initial investment. Some mutual funds, known as "no-load" funds, do not have sales charges[7]. Other fees that may be charged directly to investors for specific transactions include exchange fees (for transferring money from one fund to another within the same fund family) and account maintenance fees.

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[4] The fees investors pay to the fund adviser constitute some of the adviser's revenue from operating the fund. For this reason, there is a potential conflict between the interests of the fund shareholders who pay the fund expenses and those of the adviser, which seeks to maximize its own revenues and profits. Chapter 6 of this report discusses how the laws that govern mutual funds have attempted to address this conflict of interest.

[5] A common type of back-end load, called a contingent deferred sales charge, typically is calculated as a percentage of the net asset value or offering price at the time of purchase and is payable upon redemption. However, such charges generally decrease incrementally on an annual basis and would not be applied to redemptions after a certain number of years.

[6] The maximum permissible front-end and deferred sales load varies depending on factors, such as whether the fund offers certain rights or imposes an asset-based sales charge or service fee.

[7] NASD rules prohibit members from describing a mutual fund as "no load" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed ..25 percent of average net assets per year.

Mutual Fund Investors' Total Costs Vary Depending on How Shares are Purchased

The total charges for investing in a mutual fund can vary according to how the investor purchases shares. In some cases, investors may purchase mutual fund shares on the advice of an investment professional, including sales representatives employed by securities broker-dealers or banks or independent financial planners. When recommending mutual funds, these individuals may also be entitled to receive the sales loads charged by the funds as well as to charge the investors for providing investment services.

Many mutual funds can be purchased without professional assistance. To purchase the shares of these funds, investors contact the mutual fund companies directly, by visiting fund offices, or by telephone, mail, or Internet. Funds sold directly to investors in this way are known as "direct market" funds. In addition, investors can purchase direct market mutual funds through accounts they hold with broker-dealers. Investors may also use retirement benefit plans, such as 401(k) plans, to invest in any mutual funds.

Long-Term Impact of Annual Fees on Mutual Fund Investment Returns Can Be Significant

The annual fees that investors pay can significantly affect investment returns over the long term. For example, over a 20-year period a $10,000 investment in a fund earning 8 percent annually, and with a 1-percent expense ratio, would be worth $38,122; but with a 2-percent expense ratio it would be worth $31,117.

Various studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds. A March 1998 analysis by an industry research organization examined stock funds across six different investment objectives over a 5-year period and found that lower fee funds outperformed higher fee funds over 1-, 3-, and 5-year periods through November 1997.[8] For example, of the large funds that invest in undervalued securities, the funds in the quartile with the lowest fees, which averaged 78 cents per $100 of assets, had the highest average performance—returning 138 percent over 5 years. Conversely, the funds in the quartile with the highest fees—averaging $2.26 per $100 of assets—had the lowest performance return over the period, averaging 112 percent.

Various Federal Statutes Apply to Mutual Fund Activities

SEC oversees the regulation of mutual funds under the Investment Company Act of 1940. Among the act's objectives is to ensure that investors receive adequate, accurate information about the mutual funds in which they invest. Other securities laws also apply to mutual funds. Under

[8] Correlating Total Expenses to the Performance of Four and Five Star Equity Funds, Financial Research Corporation and Wechsler Ross & Partners (Mar. 2, 1998).

the Securities Exchange Act of 1934, persons distributing mutual fund shares or executing purchase or sale transactions in mutual fund shares are to be registered with SEC as securities broker-dealers. Broker-dealers who sell mutual funds are regulated and examined by both SEC and by the regulatory arm of NASD, called NASD Regulation, Inc. (NASDR). NASD, which is subject to SEC's oversight, acts a self-regulatory organization for brokerage firms, including those firms that engage in mutual fund distribution.

Neither federal statute nor SEC regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. As noted previously, NASD rules have placed certain limits on the sales charges and fees used to compensate sales personnel.

Although most mutual fund activities are subject to SEC and NASD requirements, the mutual fund activities conducted by some banks are overseen by the various bank regulatory agencies.[9] Because banks are exempt from the Securities Exchange Act of 1934, they are allowed to offer mutual funds and other securities to their customers without registering with SEC as broker-dealers. However, most banks have chosen to conduct their securities activities, including mutual funds, in subsidiaries or affiliates that are subject to SEC oversight. A small number of banks conduct securities activities either from within the bank or in other affiliates that are not subject to SEC oversight.[10] Depending on how such a bank is chartered, its mutual fund activities would be overseen by the Federal Reserve System, the Federal Deposit Insurance Corporation, or the Office of the Comptroller of the Currency.[11]

[9] Additional information on the mutual fund activities of banks is contained in Bank Mutual Funds: Sales Practices and Regulatory Issues (GAO/GGD-95-210, Sep. 27, 1995).

[10] However, the Gramm-Leach-Bliley Act passed in 1999 will require any banks conducting more than 500 securities transactions per year to move such activities into a securities broker-dealer after May 12, 2001.

[11] The Office of the Comptroller of the Currency oversees banks with national charters. The Federal Reserve System oversees bank holding companies and, in conjunction with state banking authorities, also oversees any state-chartered banks that are Federal Reserve members. The Federal Deposit Insurance Corporation oversees state-chartered banks that are federally insured but not members of the Federal Reserve. Any mutual fund activities conducted by thrifts would be subject to SEC's oversight because thrifts are not exempted from the definition of "broker" and "dealer" under the Securities Exchange Act of 1934.

Objectives, Scope, and Methodology

The objectives of this report were to review the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in fees, (3) how mutual funds compete, (4) the requirements for fee disclosures to fund investors and how industry participants view these disclosures, and (5) the responsibilities of mutual fund directors regarding fees and how industry participants view directors' activities.

As part of analyzing the trend in mutual fund advisers' costs and profitability, we interviewed various industry officials. These officials included representatives of 15 mutual fund advisers, including 13 large firms and 2 smaller firms. These firms included some of the largest mutual fund families, one firm affiliated with a bank, and several firms known for charging lower fees. We also interviewed officials from 10 industry research organizations that compile information, conduct analyses, or perform consulting services relating to the mutual fund industry. These firms included the major providers of data and analysis on the mutual fund industry. We also interviewed three officials from money management or financial planning firms and two former senior regulatory officials. In addition, we interviewed officials from two financial industry associations, including the Investment Company Institute (ICI), which is the national association of the U.S. mutual fund industry; and the American Association of Individual Investors. We also interviewed, and obtained information from, SEC and NASDR officials who oversee mutual fund activities.

We also obtained and analyzed data from ICI on the number of funds and total assets invested in mutual funds. ICI officials indicated that these data included information representing over 90 percent of the funds and the assets invested in mutual funds in the United States. We reviewed studies and analyses of the trend in mutual fund fees by academic organizations, industry associations, and regulators.

To identify what costs funds are required to disclose, we reviewed SEC regulations. We also reviewed the annual reports for a random selection of 35 funds, including at least 1 of the funds whose officials we interviewed, to identify the types of cost information these funds disclosed. We also discussed the trends in costs associated with operating mutual funds with industry officials at the organizations identified above. We also reviewed various academic research papers and analyses by industry research organizations and others. To identify the trends in average account size, we obtained and analyzed data from ICI. We also analyzed cost, revenue, and profitability data compiled by an industry research organization on 18 public mutual fund advisers, which represent all of the public companies whose primary business activity involves operating mutual funds as an adviser.

To determine the trend in mutual fund fees, we interviewed industry participants and reviewed studies, analyses, and academic research regarding mutual fund fees. To conduct our own analysis of the trend in fees, we collected and analyzed data on the largest mutual funds. These included the 77 largest mutual funds in existence for the entire 1990-1998 period based on asset size as of February, 28, 1999, as reported in the Lipper Mutual Funds Quarterly section in the April 5, 1999, issue of Barron's. We focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions. The 77 largest funds consisted of 41 stock funds and 5 hybrid funds, each with assets over $8 billion; and 31 bond funds, each with assets over $3 billion. We excluded 10 other stock, hybrid, and bond funds that were above the asset minimums but came into existence after 1990. We obtained annual expense, sales load, and asset data for each of the 77 funds for each year from 1990 to 1998 from Morningstar, Forbes Magazine, and Standard & Poor's; and from annual reports, prospectuses, and registration statements filed by the mutual funds with SEC or available at mutual fund internet sites.

To determine the nature and structure of competition in the mutual fund industry, we reviewed academic research papers, economic literature, speeches, testimonies, and other documents discussing mutual fund competition. We collected data on numbers of funds, fund complexes, and advisers. We also discussed the extent of competition with the funds with industry officials at the organizations identified above. To identify what factors funds emphasized in their advertisements, we collected and analyzed the content of selected business, news, and personal finance magazines.

To determine how mutual funds disclose their fees, we reviewed the relevant laws, rules, and regulations governing mutual fund fee disclosure and interviewed officials from SEC, NASDR, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. To compare mutual fund disclosures to those for other financial products and services, we reviewed the relevant regulations for those products and consulted with regulatory and industry association officials. To determine how investors use the information on fees, we reviewed studies and surveys done by industry research organizations. We also interviewed industry participants to obtain their opinions regarding the effectiveness of existing fee disclosures and suggestions for additional disclosures. A broker dealer also provided us summary information from a customer survey that included questions about the utility and desirability of current and proposed fee disclosures.

To determine the responsibilities of mutual fund directors regarding fees, we reviewed the relevant laws, rules, and regulations governing mutual fund organizational structure and directors' responsibilities. We also interviewed officials from SEC and NASDR. In addition, we discussed the effectiveness of fund directors with industry participants. From legal databases, we also obtained and reviewed decisions and other documents pertaining to various court cases involving mutual fund fees.

We conducted our work in Washington, DC; Chicago, IL; New York, NY; Boston, MA; San Francisco, CA; and Los Angeles, CA, between November 1998 and April 2000, in accordance with generally accepted government auditing standards. We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments received from SEC were incorporated into this report as appropriate.

Data Inadequate For Determining How Asset Growth Affected Adviser Costs

Academic studies and other research suggest that as mutual fund assets grow, mutual fund advisers should experience operational efficiencies—or economies of scale—that could allow them to reduce their funds' operating expense ratios.[1] However, we were unable to determine the extent to which mutual fund advisers experienced these economies of scale because information on the costs and profitability of most fund advisers was not generally publicly available. Industry officials reported that the costs of operating and providing mutual fund services have been increasing. Although comprehensive cost data were not available, we were able to determine that mutual fund advisers and other mutual fund service providers were earning significantly more in fee revenues in 1998 from the funds they operated than they had in 1990. In addition, analyses by industry research organizations of 17 public mutual fund management firms indicated that such firms were generally profitable and that their profitability had been increasing.

Fund Asset Growth Expected to Produce Economies of Scale

As fund assets grow, advisers usually experience increases in both their revenues and their costs. However, the research we reviewed and the officials we interviewed agreed that fund advisers experience operational efficiencies that result in their costs growing less rapidly than the assets of the funds they manage. Academic researchers and industry officials acknowledged that mutual fund advisers' operations likely experienced economies of scale as fund assets grew. Fund advisers also likely experienced economies of scale in their operations because the majority of fund asset growth has come from increases in the value of the securities in funds' portfolios, which is a less costly source of growth than additional share purchases by new or existing investors.

Many Agree that Mutual Fund Advisers Experience Economies of Scale

As fund assets grow, the adviser earns additional revenue because its fee is a percentage of the fund's average net assets. However, in performing the various services necessary to operate the fund, the adviser incurs various costs for services, such as researching selections for the portfolio and managing the investments to maximize returns. Fund advisers also incur costs to administer accounts, process account transactions, and promote their funds to attract new shareholders and additional investor inflows. The difference between the adviser's costs and the amount of revenue it collects is its operating profit from the fund. If the adviser's revenues are

[1] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's total assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, 12b-1 fees used for expenses associated with distributing fund shares, and any other expenses associated with administering the fund that have been deducted from its assets.

increasing faster than its costs, then the adviser is experiencing operational efficiencies, or economies of scale.

Academics, industry research organizations, regulators, and fund advisers we consulted generally agreed that mutual fund operations are subject to economies of scale as their assets grow. Most studies we reviewed found that as fund size increased, average operating expense fees decreased. A December 1999 ICI study reported that stock funds with assets of $250 million or less had an average expense ratio of $1.39 per $100 of assets, and funds with assets of over $5 billion had an average expense ratio of 70 cents per $100 of assets.[2] The ICI study also reported that funds with significant asset growth tended to reduce their expense ratios as they grew, suggesting the presence of economies of scale.

In this study, ICI states that the operating efficiencies that mutual fund advisers experience arise, not from spreading fixed costs across a growing asset base, but from needing proportionally fewer additional resources as assets grew. The study found that fund advisers typically expend additional resources for portfolio management, investment research, and fund administration as fund assets grow. For example, an adviser of a fund experiencing 100-percent growth in fund assets may need to add only 5 new hires to a staff of 10 customer service representatives, rather than doubling the staff to address the workload arising from the additional assets. Therefore, customer service personnel costs would be proportionally less for twice the assets.

Industry officials we interviewed also generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisers' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisers we interviewed also agreed that their operations experienced economies of scale.

Some of the studies and industry officials noted that economies of scale should not be assumed to exist on an industrywide level. For example, a study by one industry research organization, Lipper Analytical Services, Inc., stated that the mutual fund industry as a whole does not experience

[2] Investment Company Institute Perpective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

economies of scale, but individual funds do.[3] In his testimony before Congress, the ICI president offered various explanations as to why asset growth for the industry has not translated into economies of scale for all funds. For example, asset growth arising from the creation of new funds would not likely result in economies of scale because new funds usually incur high costs in their initial periods of operation. In addition, asset growth by certain funds could produce operating efficiencies for those funds but not for others that had not grown.

Substantial Asset Growth From Portfolio Appreciation Should Also Result in Economies of Scale

An additional factor that should contribute to economies of scale among mutual fund advisers was the extent to which their assets grew due to portfolio appreciation. Such growth results as the securities that have been selected and purchased for the fund's portfolio increase in value. As the value of the fund assets increase, the adviser's revenues also increase because it deducts its fee as a percentage of all of the assets in the fund. However, these additional assets would not be accompanied by the additional account processing costs that result from asset growth arising from additional share purchases by new or existing shareholders.

Mutual fund advisers likely experienced such economies of scale because most of the industry's growth in the 1990s resulted from portfolio appreciation. We analyzed industrywide data from ICI on the growth in mutual funds to determine the extent to which funds' asset growth resulted from either additional share purchases by existing and new investors or from appreciation of the securities within fund portfolios. As shown in table 2.1, portfolio appreciation accounted for about 56 percent of the mutual fund asset growth for all stock and bond funds. In contrast, growth resulting from additional investor share purchases accounted for about 44 percent these funds' growth.

Table 2.1: Source of Asset Growth for All Stock and Bond Funds From 1990 to 1998

Fund type	Portfolio appreciation	Investor share purchases	Totals
Stock funds	56.5%	43.5%	100%
Bond funds	54.2%	45.8%	100%
Totals	**56.1%**	**43.9%**	**100%**

Source: GAO analysis of ICI data.

[3] The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998).

Cost Data Not Generally Available for Mutual Fund Advisers' Overall Operations

Determining the extent to which mutual fund advisers experienced economies of scale was not possible because comprehensive data on advisers' costs are not publicly available. Mutual funds are required to disclose certain fees and costs paid by investors that are deducted from fund assets, but these disclosures do not specify the costs that the adviser incurs in providing services to the fund.

Under the requirements of the securities laws, a fund is required to periodically disclose to fund shareholders the costs attributable to individual funds. Among these costs is the fee that the adviser to the fund charges for managing the fund and selecting the investments to be included in its portfolio. In addition, these costs include those resulting from various administrative functions performed as part of operating a fund, such as those for legal services or the printing of required reports.

Under the laws governing mutual fund activities, mutual funds must make publicly available certain financial information applicable to the fund when initially offering shares to the public and on a semiannual basis thereafter. This information includes a balance sheet, which lists the fund's assets and liabilities; and a statement of operations. The statement of operations presents the income and expenses incurred by the fund. A fund's income is generally the dividends and interest earned on the securities in its portfolio. For expenses, the disclosure requirements for the statement of operations are relatively brief and require separate reporting of

- investment advisory, management, and service fees in connection with expenses associated with the research, selection, supervision, and custody of investments;
- amounts paid as part of a 12b-1 plan; and
- any other expense items that exceed 5 percent of the total expenses.

In addition, funds are required to disclose in footnotes to this statement how the management and service fees were calculated. Funds are also required to provide information on the net change in the assets of the fund resulting from operations, which includes any realized and unrealized gains or losses.

Review of the financial statements issued for 35 funds[4] indicated the information disclosed for these funds was generally similar. The total amounts expended for the management or advisory fee and for expenses

[4] Included among these 35 funds were at least 1 of the funds offered by the 15 advisers that we contacted and a random selection of others that we obtained from public filings made to SEC.

relating to the directors were disclosed for every one of the funds we reviewed. The amounts expended for audit services and shareholder reporting were also shown in the reports of a majority of the 35 funds.

Although funds provide some information on the operating costs of individual mutual funds, the trend in the costs and profitability of advisers that manage mutual funds cannot be identified from the required reporting for individual funds. The information disclosed by funds pertains to the funds' associated income and expenses, but the advisers that operate these funds are separate legal entities with their own revenues and costs. Some of the revenue earned by fund advisers can be determined from the amount of management/advisory fees shown in fund disclosures. However, the reporting does not include disclosure of the specific costs that advisers incur to operate a fund. Nor does the material that mutual fund advisers file with SEC include such information. For example, the salaries of portfolio managers or other executives an adviser employs or the research expenses it incurs are not required to be disclosed. Without knowing the specific costs the adviser incurred to operate the funds it offers, the profitability of most mutual fund advisers cannot be determined. Some of the advisers that manage mutual funds are publicly owned companies and thus are required under other SEC regulations to periodically disclose the financial results of their operations. However, the majority of advisers are privately held and thus not subject to these requirements.

Fund and Other Industry Officials Report that Mutual Fund Operating Costs Have Risen

Only limited public data existed on the individual costs incurred by mutual fund advisers, but this information and industry officials' statements indicated that costs have been rising. Some of the increase in overall operating costs stemmed from the costs of the new services that advisers have added to those they already perform for investors or for the firms that market mutual funds. In addition, overall operating costs have risen due to increases in other areas, including the costs of distribution, advertising, and personnel.

New Services Increase Operating Costs

Mutual fund officials cited new services as an important reason for the increasing costs of operating mutual funds. Testifying before Congress, the president of ICI stated that mutual fund advisers are under substantial competitive pressure to provide enhanced and sometimes costly services. Officials at the industry research organizations and at the mutual fund advisers we contacted also indicated that new and expanded services have raised costs. Among the new services that these firms are adding were new telecommunication services. These included such services as 24-hour telephone centers and voice-recognition systems to provide investors with information and more convenient access to their accounts. Mutual fund advisers are also increasingly providing information and account access services over the Internet.

Distribution Costs Also Increasing

Mutual fund advisers have also apparently experienced increased costs incurred as part of having their funds distributed. Some broker-dealers whose sales representatives market mutual funds have narrowed their offerings of funds or have created preferred lists of funds, which then become the funds that receive the most emphasis in the marketing efforts made by broker-dealer sales representatives. When a fund is selected as one of the preferred fund families on these lists, the mutual fund adviser is required to compensate the broker-dealer firms. According to one research organization official, there are significantly fewer distributing firms than there are mutual fund advisers. As a result, the mutual fund distributors have the clout to require the advisers to pay more to have their funds sold by the distributing firms' staff. For example, distributors sometimes require fund advisers to share their profits and pay for expenses incurred by the distributing firms, such as requiring an adviser to pay for advertising or for marketing materials that are used by the distributing firms.[5]

Mutual fund advisers' distribution costs are also increased when they offer their funds through mutual fund supermarkets. Various broker-dealers, including those affiliated with a mutual fund adviser, allow their customers to purchase through their brokerage accounts the shares of funds operated by a wide range of fund advisers. Although these fund supermarkets provide the advisers of participating funds with an additional means of acquiring investor dollars, the firms that provide such supermarkets generally require fund advisers to pay a certain percentage on the dollars attracted from purchases by customers of the firm's supermarket. For example, advisers for the funds participating in the Charles Schwab One Source supermarket pay that broker-dealer firm up to 0.35 percent of the amount invested by that firm's customers.

Fund Advertising Costs Also Increasing

Another area in which mutual fund advisers were reportedly experiencing higher costs was in advertising expenditures. According to data compiled by one industry research organization,[6] consumer investment advertising by financial services companies has grown at an annual rate of 33 percent from 1995 to 1998, with nearly $1 billion spent in 1998.

[5] Amounts paid to fund distributors deducted from fund assets must be paid pursuant to a 12b-1 plan. Other amounts paid to distributors would come out of adviser profits.

[6] "Fund Advertising: Evolving Trends Among Television, Internet, and Print Media," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Jan. 18, 1999).

Industry officials offered various reasons for increased advertising expenditures. As discussed in chapter 4 of this report, mutual fund advisers attempt to compete primarily by differentiating their firms' fund offerings from those of other firms. For example, one industry research organization official indicated that competition among so many funds requires advisers to increasingly promote their particular funds. Mutual fund supermarkets may also increase fund advisers' advertising expenses. Advisers selling through fund supermarkets may find that they avoid the costs associated with a salesforce or certain other expenses. However, increasing the likelihood that investors will select their funds out of all those offered through such supermarkets usually requires that advisers must spend on advertising to increase investor awareness of their funds.

Personnel Costs Also Increasing

Although already paying among the highest levels of compensation, mutual fund advisers apparently have to pay increasing amounts to attract and retain personnel. Mutual fund personnel are among the best-compensated staff among various financial organizations. In 1999, an association for the investment management profession and an executive recruiting firm sponsored a study of compensation for 19 different positions among 7 types of financial industries.[7] Along with mutual funds, the other industries were (1) banking; (2) insurance; (3) investment counseling; (4) pension consulting; (5) plan sponsors, endowments, and foundations; and (6) securities broker-dealers. The study obtained data by survey for staff employed in these industries in various positions; including chief executives, chief investment officers, research directors, securities analysts, and portfolio managers for four different investment types. According to our analysis of the information presented in this study, the industry median compensation for mutual fund industry overall was the highest among the seven industries. Across the various positions, the compensation for mutual fund industry personnel was ranked as the highest or second highest in 13 of the 19 positions surveyed. Specifically, mutual fund industry personnel had the highest compensation in six of the positions, including having the highest median compensation for chief executive officers and for each of the four portfolio manager positions.

Personnel costs are also reportedly rising for mutual fund advisers. Officials with three of the industry research organizations we contacted cited expenses for personnel as an area in which fund advisers have experienced increased costs. An official at one such organization told us that with the low unemployment rate, fund advisers must pay personnel

[7] 1999 Investment Management Compensation Survey, Association for Investment Management and Research and Russell Reynolds Associates (Jul. 20, 1999).

more to avoid losing them and having to replace them with new and untrained personnel.

Officials at the mutual fund advisers we contacted also cited personnel as an area in which their costs were increasing. Many officials noted that mutual fund industry personnel costs are being driven higher due to competition for quality personnel from hedge funds.[8] An official with one large fund adviser told us that increasing the size of compensation packages for portfolio managers was necessary to keep them from leaving to join hedge funds. He likened the market for such staff to that for sports stars.

Information Technology Expenditures Also Increase But May Eventually Reduce Adviser Costs

Fund adviser and other officials also cited the need to make continued investments in their overall information technology resources as a source of increased costs to their operations. For example, officials at one mutual fund adviser told us the staffing of their information technology department has risen from 1 person to over 700 over a 26-year period. Mutual fund adviser and industry research officials also described other information technology expenditures that firms are making; including implementing automated telephone voice processing systems and creating Internet Web sites.

Although mutual fund advisers are reportedly experiencing increased costs resulting from the increased investments they are making in technology and service enhancements, some of these investments may result in reduced operating costs in the future. According to officials at two industry research organizations, the investments that fund advisers make in technologies such as the Internet and voice-processing systems will eventually allow them to reduce service costs. According to an article prepared by one of these research organizations,[9] companies that deploy Web-based customer services can cut their costs by close to half, if not more. For example, the article cites research by one organization that indicated that typical customer service transactions cost $5 if responded to by a live agent, 50 cents if by a voice response system, and a few cents if done on the Web.

[8] Hedge funds are private investment partnerships or offshore investment corporations that include a general partner, which manages the fund, and a limited number of other investors that usually must meet high minimum investment requirements.

[9] "How Fund Companies Are Using the Internet to Strengthen Customer Relationships and Cut Costs," Mutual Fund Café: Inside Scoop, DeRemer & Associates and Wechsler Ross & Partners (Aug. 1998)

Asset Growth Has Varying Effects on Fund Advisers' Costs

Fund asset growth can affect advisers' costs in varying ways. Although mutual fund advisers' costs were reportedly rising, industry officials explained that these costs do not generally rise smoothly as assets increase. Officials also indicated that advisers' costs rise more when their asset growth comes from new accounts rather than from existing shareholders.

Adviser Costs Do Not Rise Smoothly

According to industry officials, the costs of providing mutual fund services may not rise in a smooth, continuous way. Officials at the mutual fund advisers we contacted told us that some of their operating costs increase in a staggered fashion as their assets grow. For example, officials at one adviser said that as their assets grow, they find that the number of staff performing certain functions, such as answering customer inquiries, can stay the same for some time. However, when assets reach a certain level, they find that they must add additional staff to address the additional workload. Therefore, although assets may be growing steadily, many of their costs remain temporarily fixed until certain asset levels are reached; then their costs rise to a new, higher fixed level. Officials at another fund adviser explained that other costs are more fixed; thus, as assets grow, these costs go down on a per-share basis. Such costs would include the cost of maintaining custody[10] over the securities invested in by their funds.

New Accounts Also Increase Adviser Costs

Fund adviser officials also explained that if their asset growth comes from new accounts, then their costs correspondingly increase more than if the additional dollars came instead from existing shareholders. Officials at one mutual fund adviser told us much of the industry's asset growth has come from new, smaller accounts. They said that such accounts are more expensive to service than larger accounts on a per dollar basis, because each account requires a minimum level of service regardless of size.

However, we analyzed data on shareholder accounts compiled by ICI. Although the number of shareholder accounts for stock funds has grown by over 430 percent, from 22 million in 1990 to about 120 million in 1998, this was less than the growth in the assets of these funds, which grew by over 1,100 percent during that same time frame.

Changes in the average account size at individual mutual fund advisers can affect these firms' costs. For example, officials at one mutual fund adviser reported to us that their average account size had fallen from $12,000 to

[10] Mutual funds pay such costs to entities known as custodians, which provide for the safekeeping of stock certificates and other assets owned by the funds.

$9,000, with its median size being $1,500. According to this firm's officials, having more, smaller accounts increases their overall servicing costs.

Although some firms may experience a decline in their average account size that results in an increased cost per account, industrywide data indicated that this is not affecting all firms. According to our analysis of ICI data, the average account size for all stock funds in the industry has risen by 127 percent, from just under $11,000 in 1990 to almost $25,000 in 1998. The average account size in 1998 for bond funds has increased similarly since 1990 as well.

Fee Revenues Have Increased Significantly

Although comprehensive data on the costs fund advisers incurred was not available, the revenue fund advisers and other service providers collect as fees from the mutual funds they operate appears to have increased significantly. The fee revenues earned by the advisers and service providers of the largest mutual funds have also risen significantly during the 1990s.[11] The amount of fees collected on a per account basis has also risen.

As mutual fund assets have grown, the revenues that fund advisers and other service providers collect through the fees they deduct from these funds have also risen. ICI provided us with data on the assets and operating expense fee revenues for 4,868 stock and bond funds, which their officials indicated represented over 90 percent of the total industry assets for these fund types.[12] As shown in table 2.2, our analysis of this data indicated that asset growth has led to comparable growth in the fee revenues earned by mutual fund advisers and other service providers.

Table 2.2: Growth in Mutual Fund Assets and Estimated Fund Adviser and Other Service Provider Fee Revenues 1990-1998

Dollars in millions

Fund type	Total assets			Estimated fund adviser and provider fee revenues[a]		
	1990	1998	Percentage change	1990	1998	Percentage change
Stock	$256,766	$2,396,410	833%	$2,544	$22,931	801%
Bond	268,529	698,365	160	2,408	5,933	146
Totals	**525,295**	**3,094,775**	**489**	**4,952**	**28,864**	**483**

Source: GAO analysis of data from ICI.

[11] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[12] The total asset amounts differ from those presented elsewhere in this report because the data ICI provided for this revenue analysis did not include any funds sold as part of variable annuity products.

The largest funds have also produced more revenue for their advisers and other service providers during the 1990s. Using 1998 data, we identified the 77 largest stock and bond funds that had been in existence since 1990.[13] For these funds, we found that the advisers and service providers operating these funds collected $7.4 billion in revenues from the fees deducted from these funds' assets in 1998. As shown in table 2.3, this was over $6 billion, or almost 560 percent more than they earned in 1990.

Table 2.3: Assets and Fee Revenues for 77 Largest Mutual Funds for 1990-1998

Dollars in millions

	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Total assets	$164,425	$232,985	$303,339	$409,755	$432,241	$595,857	$745,889	$954,725	$1,157,219	604%
Total fee revenue	$1,128	$1,640	$2,157	$2,986	$3,255	$4,488	$5,387	$6,347	$7,428	559

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Some of the largest funds experienced significant increases in their fee revenues from 1990 to 1998. For example, the assets of the largest stock fund grew 580 percent from $12.3 billion in 1990 to $83.6 billion in 1998. The revenues of the adviser and other service providers for this fund grew 308 percent, increasing from about $127 million to over $518 million during the same period. As the assets of another stock fund grew 825 percent from $5.6 billion in 1990 to $51.8 billion in 1998, its adviser's adviser and other service providers' revenue increased 729 percent, growing from $38.7 million to $321 million during the same period.

On an industrywide basis, the average amount of total revenues fund advisers and other service providers earned per investor account has also risen. According to data compiled by ICI, the increase in fee revenues on a per account basis has been less dramatic than the increases in total fee revenues shown above. As shown in table 2.4, the average fees collected by fund advisers and other service providers per account rose 61 percent for stock funds and 37 percent for bond funds from 1990 to 1997.[14]

[13] Using data as of February 24, 1998, we identified these funds as being the largest funds that had been in existence since at least 1990. These 77 funds included 46 stock funds (including 5 hybrid funds that invested in both stocks and bonds), each with assets over $8 billion; each of the 31 bond funds had assets of $3 billion. Collectively, these 77 funds had combined assets of $1,157 billion in 1998 and represented nearly 28 percent of the $4,174 billion in total industry assets invested in these types of funds. As of that date, 10 other funds had similar levels of assets as the funds in our analysis; we did not include them in our analysis because they had been created after 1990.

[14] ICI did not provide data on the number of accounts for 1998.

Table 2.4: Average Fees Collected For Stock and Bond Funds In Dollars Per Account from 1990 to 1997

Type of fund	1990	1991	1992	1993	1994	1995	1996	1997	Percentage change
Stock	$102	$106	$122	$136	$138	$135	$150	$164	61%
Bond	184	180	210	230	237	223	235	251	37

Source: GAO analysis of data from ICI.

Data for Some Mutual Fund Advisers Indicates Profitability Has Been Increasing

Recent data on the profitability of mutual fund advisers were generally limited to a few studies done by industry research organizations.[15] As noted previously, financial statements are not available for most mutual fund adviser firms. Although hundreds of mutual fund advisers exist, information was available for only a small subset of firms that have issued securities to the public, which requires them to file publicly available financial statements with SEC. The financial results of these public mutual fund adviser firms may not be representative of the industry as a whole because the public firms tend to be among the largest firms. However, analysis of information for some of these firms indicated that they were generally profitable and that their profitability had been increasing.

An analysis by 1 industry research organization of 18 mutual fund advisers indicated that these firms' revenues were generally growing faster than their expenses. This organization, Strategic Insight, LLC., annually reports on trends in mutual fund adviser costs and profits by using data for those advisers that have issued securities to the public and thus are required to make their financial statements publicly available. For its analysis, Strategic Insight reviewed the financial results from 1994 to 1998 for 18 public companies[16] that manage mutual funds and other private account assets. According to its report, these 18 firms managed about $1.1 trillion in mutual fund assets and accounted for about 20 percent of total industry assets in 1998. As shown in table 2.5, the operating expenses for the 18 companies have been rising since 1995, but their data indicated that the rate of increase has been slowing each year.

[15] The studies we identified that addressed mutual fund adviser costs or profitability included Money Management Financial Comparisons 1998, Strategic Insight, LLC. (New York, NY: Apr. 1999); The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998); and Price Valuation and Performance Analytics, Putnam Lovell Thornton & LaGuardia (Apr. 1999).

[16] The companies include AMVESCAP PLC, Affiliated Managers Group, Alliance Capital L.P., Eaton Vance, Franklin Resources, Federated Investment, Gabelli Asset Management, Kansas City Southern (financial group only), Liberty Financial, PIMCO Advisors L.P., Phoenix Investment Partners, Pioneer Group, Pilgrim America, The John Nuveen Company, Nvest L.P., T. Rowe Price, United Asset Management, and Waddell & Reed.

Table 2.5: Change in Revenue and Expenses From Prior Year and Resulting Operating Margin for Public Asset Management Companies

	1995	1996	1997	1998
Fee revenue growth	43%	36%	34%	28%
Operating expense growth	48	34	31	27
Operating profit margin[a]	33	34	35	36

[a]Operating margin is the percentage that operating profit (revenue minus expenses) represents of total revenue before taxes.

Source: Strategic Insight, LLC., analysis of 18 public companies

Although the Strategic Insight data shows that expenses have been increasing for these companies, it also showed that their revenues were, on average, increasing at a higher rate than their expenses between 1996 to 1998.

As table 2.5 also shows, Strategic Insight found that as measured by profit margins, the profitability of these mutual fund management companies has been increasing. In 1998, Strategic Insight's calculations indicated that these 18 companies' pretax operating profits, calculated by subtracting total expenses from total revenues before subtracting taxes, averaged about 36 percent of their revenues.

These mutual fund advisers also appear generally profitable compared to firms in other industries. A commonly used measure of profitability is return on equity, which is the ratio of profits to the amount of equity invested in the business by the firm's owners, which is derived by subtracting the firm's liabilities from its assets.

The Strategic Insight data lacked complete information on all 18 publicly traded mutual fund advisers, but we were able to assess the rates of return on equity of 9 of the advisers as far back as 1995. From 1995 to 1998, the returns on equity for these nine firms were generally consistent and ranged, on average, between 23 and 26 percent during these years, with the 26 percent occurring in 1998. This was comparable to the 500 U.S. companies in the Standard & Poor's 500 index, whose return on equity had averaged 22 percent from 1995 to 1999.

Mutual Fund Operating Expense Ratios Generally Declined

Previously completed studies of trends in the operating expense ratios charged by mutual funds produced varying conclusions as to whether such fees were declining or increasing and faced criticism over the methodologies they used. Our own analysis indicated that the expense ratios charged by the largest funds were generally lower in 1998 than their 1990 levels, but this decline did not occur consistently over this period. The expense ratios for the largest stock funds, which experienced the greatest asset growth during the 1990s, declined more than had the largest bond funds, whose expense ratios had generally remained flat. Finally, not all funds have reduced their fees despite experiencing growth in their assets. Our analysis of the largest funds indicated that 25 percent of the funds whose assets grew by 500 percent or more since 1990 had not reduced their expense ratios by at least 10 percent by 1998, including some funds that raised their fees.

Studies Also Find Mixed Trend in Fees Across Industry

Studies and analyses that looked at the trend in operating expense ratios and other charges to mutual fund investors had generally mixed findings, with some finding fees have risenand others finding them to have declined. Questions were raised about the conclusions of some of these studies because of the methodologies they used.

Some Studies Find Declines in Mutual Fund Fee Charges

Some of the studies we reviewed that had looked at the overall trend in mutual fund fees since 1990 found that the operating expense ratios and other charges were declining. Among these were a series of studies conducted by ICI, which looked at the trend in mutual fund fees charged by stock and bond funds.[1] In these studies, ICI combined funds' annual operating expense ratios with an amortized portion of any sales loads charged.[2] To calculate the average total annual costs for all funds, ICI multiplied each fund's total cost by the proportion that its sales represented of all fund sales that year. ICI stated that this methodology was intended to incorporate all of the costs that an investor would expect to incur in purchasing and holding mutual fund shares. Weighting these costs by fund sales was intended to reflect the costs of funds actually being chosen by investors each year.

[1] The three ICI studies were: Trends in the Ownership Cost of Equity Mutual Funds, November 1998; Total Shareholder Cost of Bond and Money Market Mutual Funds, (Washington, D.C.: Mar. 1999); and Mutual Funds Costs, 1980-1998, (Washington, D.C.: Sep. 1999). ICI also issued a related study of economies of scale that also included fee trend information: Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

[2] To account for any sales loads charged, the ICI researchers spread (or amortized) the load charges over numerous years according to estimates of the average period over which investors hold their funds. Thus, the total costs to fund shareholders each year was calculated as the annual operating expenses plus that year's proportionate share of any applicable sales load.

Using this methodology, ICI found that the total costs investors incurred as part of purchasing mutual funds declined 40 percent between 1980 and 1998 for stock funds and 25 percent between 1980 and 1997 for bond funds. The studies also reported that a significant factor in the declining investor costs was the shifting by investors to lower cost funds. This shift by investors was also reflected in data showing faster growth in no-load funds than load funds. The ICI studies reported that a general decline in distribution costs (sales loads and 12b-1 fees) also contributed to the overall decline in investor costs.

Other Studies Found Fees Rising

In contrast, some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising. These included analyses by academic researchers, industry research organizations, and regulators. For example, an analysis by an academic researcher indicated that the median asset-weighted average operating expense ratio of funds in the industry had increased by 7 percent from 1987 to 1998. An internal study by SEC staff found that median expense ratios had increased by 11 basis points from 1979 to 1992.

Criticisms Raised Regarding the Methodologies Used by Some Fee Studies

The conclusions reached by some of the mutual fund fee studies have been criticized because of the methodologies used. Some industry participants were critical of the conclusions reached in the ICI studies because it calculated average annual shareholders' costs by weighting them by each fund's sales volume. For example, analysts at one industry research organization acknowledged that the ICI data may indicate that the total cost of investing in mutual funds has declined. However, they said that because ICI weighted the fund fees and other charges by sale volumes, the decline ICI reports results mostly from actions taken by investors rather than advisers of mutual funds.[3] These research organization officials noted that ICI acknowledged in its study that about half of the decline in fund costs resulted from investors increasingly purchasing shares in no-load funds.

Criticisms were also made of some studies or data that reported that the mutual funds fees had been rising. Such studies usually did not focus on a fixed number of funds over time but instead averaged the fees of all funds in existence each year. Critics noted that the averages calculated by these studies would be biased upwards by the increasing number of new funds, which tend to have high initial expenses until certain asset levels are reached. Such averages would also be influenced upwards by the

[3] Morningstar.Net Commentary: Revisiting Fund Costs: Up or Down?, Scott Cooley, Morningstar, Inc. (Feb. 19, 1999).

increasing prevalence of funds with more specialized investment objectives, such as international funds, which usually have higher research costs and thus tend to have higher expense ratios overall than other funds.

Largest Mutual Funds Generally Grew Faster Than Industry Average

Our analysis indicated that the largest funds grew more than other funds in the industry. As shown in table 3.1, the average size of the 46 largest stock funds increased by about 1,100 percent from 1990 to 1998; the average size of all other stock funds increased by about 300 percent. Combined, the average size of the largest stock and bond funds grew by about 600 percent during this period as compared to the approximately 200-percent increase in the size of all other stock and bond funds.

Table 3.1: Average Size of Stock and Bond Mutual Funds from 1990 to 1998

Dollars in millions

	Average size of fund		
Largest Funds	**1990**	**1998**	**Percentage change**
46 stock funds	$1,828	$21,459	1,074%
31 bond funds	2,551	5,828	128
Total for largest funds	**2,135**	**15,029**	**604**
All other funds in industry			
Stock funds	159	602	279
Bond funds	206	291	41
Total for all other funds	**178**	**484**	**172**

Source: GAO analysis of data from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Among Largest Funds, Average Expense Ratios Declined for Stock Funds but Less so for Bond Funds

Because they grew more than other funds, the largest funds would likely have been subject to the greatest economies of scale, which could have allowed their advisers to reduce the fees they charge investors. In general, the expense ratios on large mutual funds investing in stocks have been reduced since 1990, but the ratios of funds investing primarily in bonds have declined only slightly since then. In addition, these declines did not occur consistently over the period from 1990 to 1998.

According to our own analyses and those performed by others, larger mutual funds have generally reduced their operating expense ratios during the 1990s. Using the data we collected on the 46 largest stock and 31 largest bond funds in existence from 1990 to 1998, we calculated a simple average of their operating expense ratios. The simple average represents the fee an investor would expect to pay by choosing among the funds at random. As shown in figure 3.1, the average expense ratio per $100 of assets for largest stock funds declined from 89 cents in 1990 to 71 cents in 1998, which was a decline of 20 percent. The expense ratio for the largest bond funds was 66 cents in 1990 and 64 cents in 1998, a decline of 3 percent.

Figure 3.1: Average Expense Ratios for 77 Largest Stock and Bond Mutual Funds From 1990 to 1998


Dollars per $100 of assets
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.89
$0.86
$0.84
$0.83
$0.82
$0.80
$0.77
$0.73
$0.71
$0.66
$0.65
$0.63
$0.61
$0.62
$0.65
$0.64
$0.64
$0.64
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
31 Bond funds
46 Stock funds

Source: GAO analysis of data from from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Analysis by the mutual fund industry association, ICI, also found that the advisers of large stock funds had generally reduced their funds' operating expense ratios. In its November 1998 study, ICI presented its analysis of data on the 100 largest stock funds established before 1980. It reported that the simple average of the operating expense ratios for these funds had declined from 82 cents in 1980 to 70 cents in 1997, representing a decline of about 15 percent.

The decline in the fees charged by the largest stock and bond funds did not occur consistently over the period from 1990 to 1998. For both the stock funds and the bond funds in our analysis, we calculated the percentage that operating expense revenues represented of these 77 funds' total assets during 1990 to 1998. This represents what the average dollar invested in these funds was charged in fees during this period. As shown in table 3.2, the fees paid by the average dollar invested in the largest stock funds rose in the first years of this period before declining in the last several years. As table 3.2 also shows, the fees paid by the average dollar invested in the largest bond funds remained relatively constant during this period but also declined in the most recent years.

Table 3.2: Asset-Weighted Average Operating Expense Ratios for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Asset Growth Usually Resulted in Lower Expense Ratios but Not All Funds Made Reductions

Although mutual funds in general appear to have reduced their operating expense ratios, our analysis and those by others indicated that not all funds had. The more funds' assets had grown, the more likely the fund adviser was to have reduced the expense ratios of those funds. Even among funds that grew significantly, however, not all had reduced their ratios by more than 10 percent.

Most Large Funds Had Reduced Expense Ratios

Our analysis and those by others indicated that the advisers for most large funds had reduced their funds' expense ratios. Of the 77 large funds for which we collected data, 54 funds, or 70 percent, had lower operating expense ratios in 1998 than they had in 1990 (see table 3.3). As can also be seen, the largest bond funds were less likely to be charging lower fees than were stock funds; 48 percent of the bond funds had lower expense ratios compared to 85 percent of the stock funds.

Table 3.3: Change in Operating Expense Ratios Charged by 77 Largest Stock and Bond Funds 1990-1998

	Funds that reduced fees		Funds with no change in fees		Funds that raised fees		Total number of
Type of fund	Number	Percentage	Number	Percentage	Number	Percentage	funds
Stock	39	85%	2	4%	5	11%	46
Bond	15	48	2	6	14	45	31
Total	54	70	4	5	19	25	77

Note: percentages do not total to 100 percent due to rounding.

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

ICI also found that the expense ratios of large funds had declined over time. In its December 1999 study that discussed economies of scale for mutual funds, ICI provided data on the trend in operating expense ratios for 497 stock funds in existence as of 1998. ICI selected these funds because they all had assets of at least $500 million and thus had experienced significant asset growth and likely reached sufficient size to realize economies of scale. ICI reported that 368, or 74 percent, of these 497 funds had lower operating expense ratios as of 1998 than they had charged in their first full year of operation. Conversely, the expense ratios of the other 129, or 26 percent, of the funds ICI reviewed had either not reduced their ratios or had raised them since their first full year of operation.

The data on the largest funds cannot be used to ascertain what the trend in operating expense ratios has been for the industry as a whole. As noted, our sample consisted of the 77 largest funds in existence since 1990. ICI's study reviewed 497 funds with assets of over $500 million. In both analyses, the percentage of funds that had reduced their expense ratios was about the same. SEC officials that reviewed our analysis noted that reviewing data for only the largest funds would bias the results towards those funds most likely to have reduced their expense ratios. As a result, a review of funds outside the largest funds could find that a smaller percentage of funds had reduced their expense ratios to any significant degree.

Funds With More Asset Growth More Likely to Reduce Expense Ratios, But Not all Funds Made Significant Reductions

In analyzing the largest mutual funds, we found that the largest reductions in expense ratios generally involved funds with the greatest growth in assets. Conversely, increases in expense ratios tended to involve funds with more modest asset growth and a few funds with asset reductions. However, our analysis also showed that not all funds that experienced significant asset growth had reduced their operating expense fees by at least 10 percent over the period from 1990 to 1998.[4]

The more a fund's assets grew, the more likely its adviser was to have reduced the expense ratio. As shown in table 3.4, the more the assets of the 46 largest stock funds had increased since 1990, the more likely they were to have lower operating expense ratios in 1998. However, not all funds had lower expense ratios even when they experienced significant asset growth. As can be determined from table 3.4, the assets of 40 of the large stock funds grew 500 percent or more from 1990 to 1998. Of these 40 funds, 10 funds, or 25 percent, had not reduced their operating expense ratios by at least 10 percent in the 9 years since 1990; and 2 of the funds were charging higher ratios in 1998 than they had in 1990.

[4] We used 10 percent as the threshold for identifying a significant reduction because 10 percent is a traditional accounting measure of materiality, and it appeared to be a reasonable amount given the level of asset growth that occurred during this 9-year period.

Table 3.4: Relationship of Asset Growth and Change in Operating Expense Ratios for Largest Stock Funds 1990-1998

	Percentage change in assets					
Change in operating expenses	**+1,000**	**+500 to 1,000**	**+200 to 500**	**+200 to 0**	**Decline in assets**	**Total**
Reduction over 30 percent	14	2				16
Reduction between 10 and 30 percent	7	7		1		15
Reduction under 10 percent	4	2	2			8
No change	1	1				2
Increase under 10 percent	1					1
Increase between 10 and 30 percent				1		1
Increase over 30 percent	1		1	1		3
Total	28	12	3	3	0	46

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Although bond funds had generally experienced less growth than had stock funds, a similar relationship between asset growth and operating expense reductions also existed for the largest bond funds that we analyzed. As table 3.5 indicates, bond funds whose assets had grown since 1990 were more likely to be charging lower operating expense ratios in 1998. However, similar to the stock funds, not all of the advisers for bond funds with significant asset growth had reduced their funds' fees. As can be determined from table 3.5, the assets of 11 of the large bond funds grew 500 percent or more from 1990 to 1998. Of these 11 funds, 3 funds, or 27 percent, had not reduced their expense ratios by at least 10 percent in the 9 years since 1990.

Table 3.5: Relationship of Asset Growth and Change in Operating Expense Fees for Largest Bond Funds 1990-1998

	Percentage change in assets					
Change in operating expenses	**+1,000**	**+500 to 1,000**	**+200 to 500**	**+200 to 0**	**Decline in assets**	**Total**
Reduction over 30 percent	1					1
Reduction between 10 and 30 percent	4	3	2	1		10
Reduction under 10 percent	1		2	1		4
No change		1		1		2
Increase under 10 percent		1			2	3
Increase between 10 and 30 percent			2	5	1	8
Increase over 30 percent				2	1	3
Total	6	5	6	10	4	31

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The December 1999 ICI study also reported that advisers for funds with greater asset growth had generally reduced their funds' operating expense fees by the largest amounts. Among the 497 funds, ICI determined that the funds in the top 20 percent of asset growth had reduced their operating expense ratios on average by 51 cents per $100 of assets. In contrast, the decrease in the expense ratio for the funds in the bottom 20 percent of asset growth averaged only 5 cents per $100 of assets

Funds with Higher Operating Expense Ratios Made Greater Reductions Than Funds With Lower Ratios

The extent to which advisers reduced a fund's expense ratio appears to depend on the initial level of the ratio. In its December 1999 study, ICI found that changes in operating expense ratios among the 497 stock funds they analyzed were related to the level of the fees the funds charged when they first began operations. To conduct its analysis, ICI divided the 497 stock funds into 5 equal groups (quintiles) after ranking them by the expense ratios they charged during their first full year of operations. ICI reported that the funds in the quintile with the lowest ratios initially were charging an average of about 50 cents per $100 of assets. By 1998, the average expense ratio charged by these funds had increased by 7 cents. In contrast, the funds in the quintile with the highest fees had an average operating expense ratio in the initial period of $1.86, and by 1998 they had reduced their ratios by an average of 76 cents.

Our own analysis of the largest mutual funds confirmed this relationship between relative fee levels and subsequent operating expense ratio changes. To perform this analysis, we separated the 77 largest stock and bond funds into 2 groups based on whether their operating expense ratios were higher or lower than the combined average for each type of fund[5] in 1990. This resulted in 29 funds whose 1990 expense ratios were higher than the average charged by funds of their type in 1990 and 48 funds whose ratios were lower. As shown in figure 3.2, the average ratio for the 29 high-fee funds declined from $1.22 to 92 cents; the average ratio charged by 48 low-fee funds remained relatively flat at about 54 cents.

[5]We computed separate averages for each fund type. This resulted in the 46 stock funds being separated into 19 funds with fees higher than the stock fund average fee and 27 funds below the average. The 31 bond funds included 10 high-fee funds and 21 low-fee funds.

Figure 3.2: Average Operating Expense Ratio From 1990 to 1998 for Funds With Above and Below Average Fees in 1990


Dollars per $100 of assets
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.22
$1.16
$1.11
$1.07
$1.04
$1.01
$0.99
$0.93
$0.92
$0.54
$0.54
$0.54
$0.54
$0.56
$0.57
$0.56
$0.54
$0.54
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
48 funds with operating expense fees below average
29 funds with operating expense fees above average

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The relative asset growth of these funds also may help to explain the changes in their operating expense ratios. Our analysis of these large funds indicated that the 29 higher fee funds had experienced a larger increase in assets than the 48 lower fee funds. As shown in table 3.6, the 29 funds grew 901 percent in average fund size during 1990-98, almost twice the 496-percent growth in average fund size of the other 48 funds. These results are consistent with our previously discussed findings discussed previously that greater asset growth is generally associated with greater reductions in expense ratios.

Table 3.6: Change in Average Size in Assets and Operating Expense Ratios from 1990 to 1998 for Largest Funds by Relative Fee in 1990

	Asset size of average fund (dollars in millions)			Operating expense ratio (in dollars per $100 of assets)		
Type of fund	1990	1998	Percentage change	1990	1998	Percentage change
High fee funds	$1,515	$15,162	901%	$1.22	$.92	-25%
Low fee funds	2,510	14,948	496	.54	.54	0
Total	**2,135**	**15,029**	**604**	**80**	**68**	**-15%**

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Competition in Mutual Fund Industry Does Not Focus on Fees

The structure and nature of competition in the mutual fund industry appear to resemble the type of market referred to by economists as "monopolistic competition."[1] In industries with this type of competition, entry is easy and many firms are present. Also, products differ from one another, which lessens direct competition on the basis of price. Our review found that the mutual fund industry has characteristics of a monopolistically competitive market. Although thousands of mutual funds appear to compete actively for investor dollars, this competition has not focused primarily on the price of the service—i.e., fees charged to shareholders. Instead, mutual funds compete primarily on performance returns, which implicitly consider fees, services, and other fund characteristics.

Mutual Fund Industry Exhibits Characteristics of Monopolistic Competition

In general, the mutual fund industry exhibits the characteristics of monopolistic competition. As stated above, markets or industries where monopolistic competition prevails typically have large numbers of firms and easy entry into the market/industry. Such industries also offer products that differ from one another in terms of quality, features, or services included. Our review, and the analyses of others, found that the mutual fund industry, with its numerous participants, easy entry, and many different products, has the traits of a monopolistically competitive market.

Characteristics of a Monopolistically Competitive Market

Economists often classify industries by the prevailing type of competition for products in those markets. For instance, perfectly competitive markets have large numbers of competing firms, easy entry into the industry, and standardized products. Such markets have commodity-like products; all units offered are basically the same, such as agricultural products. In such markets, the products of one firm are often very close or perfect substitutes for those offered by other firms. Firms in markets with perfect competition are unable to charge a price different from that set by the market.

Industries where monopolistic competition prevails usually have large numbers of firms and easy industry entry, but products are differentiated by characteristics, such as quality or service. Because their products differ, firms can charge different prices from other firms in the industry. This ability to distinguish one firm's product from that of others, results in somewhat higher pricing levels than would result from a perfectly competitive market. In such markets or industries products are promoted

[1] In addition to monopolistic competition, economists also classify the nature of competition prevailing in markets into at least three other types that include perfect competition, oligopoly, and monopoly. The distinguishing features of each type vary across various characteristics, including the number of firms, ease of entry, degree of product differentiation, and competitive strategies used.

by brand, rather than price. Various features, such as quality, service, or other characteristics, differentiate products from one another, accordingly, prices differ.

The markets for various retail products and personal services are among those generally characterized by monopolistic competition. For example, one market that could be considered to have such competition could be medical services, such as doctors or dentists. These professionals generally do not compete primarily on the basis of the price of their services but instead rely on their reputations for quality and their physical location to attract customers. Other product markets that could be characterized as monopolistically competitive could include those for snack foods. Although a grocery would likely offer the widest selection and the lowest prices for snack foods, such products are also available at convenience stores, gas stations, and vending machines. These other retail outlets generally charge more for similar items but attract customers by offering more convenient locations and a reduced effort on the part of customers to make a purchase.

Large Numbers of Competing Funds and Fund Complexes Exist

The mutual fund industry is characterized by a large and growing number of funds. As shown in figure 4.1, the number of individual mutual funds in the industry has grown significantly since the early 1980s.

Figure 4.1: Number of Mutual Funds from 1984 to 1998


Number of funds
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,241
1,527
1,835
2,312
2,708
2,900
3,086
3,408
3,830
4,537
5,329
5,729
6,254
6,684
7,343
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
Money market funds
Hybrid funds
Bond funds
Stock funds

Source: GAO analysis of data from ICI.

Figure 4.1 shows that from 1984 to 1998, the total number of funds grew almost 500 percent, from over 1,200 to about 7,300. The number of stock funds increased 650 percent during this 15-year span to about 3,500, and the number of bond funds grew by 730 percent to about 2,300. The number of funds increased most dramatically during the 1990s, as over 4,200 new funds were created between 1990 and 1998. Stock funds represented more than half of the 1990s growth, increasing in number by over 2,300 funds.

The number of fund families also rose significantly during the same period. As shown in figure 4.2, the number of families grew from 193 in 1984 to 418 in 1998, a 117-percent increase over the 15-year period. Growth during the 1990s was more modest than in the 1980s, as the number of fund families increased by 94 from 1990 to 1998 compared to an increase of 201 from 1984 to 1990.

Figure 4.2: Number of Mutual Fund Families for Selected Years From 1984 Through 1998


Number of fund and families
450
400
350
300
250
200
150
100
50
0
193
235
304
324
338
363
387
418
1984
1986
1988
1990
1992
1994
1996
1998
Calendar year

Source: ICI.

Concentration of assets under management in the mutual fund industry has changed little since 1984. Data compiled by an industry research organization showed that the 20 largest fund families accounted for about 65 percent of the total assets as of November 1998, compared to about 67 percent in March 1984. A statistical measure of industry concentration known as the Herfindahl-Hirshman Index,[2] which is used by the Department of Justice in assessing antitrust cases, also shows that the mutual fund industry is not concentrated. On a scale with a maximum value of 10,000, the mutual fund industry scored 329 as of May 1997, slightly lower than its score of 350 in 1984.

[2] The index determines a score of industry concentration based on the percentage market share of each firm in the industry. An index score of close to 0 would indicate perfect competition —where all firms have equal market shares—but a score of 10,000 would indicate a monopoly—where one firm has the entire market to itself. Therefore, the lower the index score, the higher the level of competition in the industry; conversely, the higher the score, the lower the level of competition.

Although Some Barriers Exist, Most Saw Relative Ease of Entry into Industry

Most of the officials we contacted, and documents we reviewed, indicated that entry into the mutual fund industry has been relatively easy. As previously discussed, ease of entry is a characteristic of monopolistic competition. In 1998 testimony before Congress,[3] the ICI president indicated that barriers to entry were low, as start-up costs were not high and firms did not have to register in each state. Some officials explained that entry into the industry was also easy because new mutual fund advisers can quickly be operational by contracting with one or more of the various organizations that specialize in providing many, if not all, of the administrative services and functions required to operate a mutual fund.

Another factor officials cited that likely increases funds' ability to compete is the advent of fund "supermarkets." In recent years, various mutual fund or broker dealer firms have created fund supermarkets, through which they provide their customers the opportunity to invest in a wide range of funds offered by different mutual fund families. Industry officials said that such supermarkets provide small or new fund advisers access to investors.

Not all of the officials we contacted agreed that barriers to entry are low in the mutual fund industry. For example, an official of an organization that researches the mutual fund industry told us that start-up costs for new funds are high because a fund typically needs to attract at least $100 million in assets before it adequately covers its costs. Another industry research organization official said that one significant barrier to entry is that new entrants lack a long enough performance history to be rated by the major mutual fund rating services. Many officials remarked that these ratings greatly influence investors' fund choices. Thus, new funds without such ratings would have much more difficulty attracting investors. Another barrier to entry faced by new fund advisers is obtaining adequate distribution of their funds. Recently, fund distributors, such as broker-dealer firms, have been reducing the number of funds and fund families they are willing to promote and increasing charges for their services, further escalating start-up costs.

Alternative Financial Products Also Represent Competition to Mutual Funds

In addition to the large numbers of competing firms in the mutual fund industry, other similar financial products also likely create competition for mutual funds. Currently investors seeking to invest in portfolios of securities, which is the type of investment that mutual funds offer, can also choose to purchase other products whose values are derived from the prices of various underlying securities. For example, World Equity

[3] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, September 29, 1998.

Benchmark Shares (WEBS), which are traded on the American Stock Exchange, allow investors to purchase shares whose values are intended to track the prices of a selection of foreign stocks from various countries. Other firms have begun offering investors the opportunity to invest in custom-designed baskets of securities. With the dramatic decrease in the commissions charged to conduct individual securities transactions and the ability of investors to conduct their own transactions through on-line brokerage accounts, investors could also create their own portfolio of securities without having to invest in mutual funds.

Mutual Funds Offer Differentiated Products

Another characteristic of the mutual fund industry consistent with monopolistic competition is that it offers differentiated products. Although all mutual funds basically offer investors a standardized means for investing in a pool of diversified securities, firms offering mutual funds compete by attempting to differentiate their products from others. Mutual funds invest in a variety of securities that can be grouped primarily into three categories: stocks, bonds, and money market instruments. However, within these categories, funds can further differentiate the nature and/or mix of securities or bonds in the fund's portfolio, such as by investing in

- stocks of large, mid-size, or small companies;
- bonds of corporations or government entities;
- bonds with different maturities; or
- stocks or bonds of domestic or foreign companies or governments.

A fund's portfolio manager can be another differentiating factor. Funds commonly have specific portfolio managers who make investment decisions for the fund. At times, the popularity of a particular fund portfolio manager can be such that investors view that manager's fund as unique even though many other funds may exist that invest in similar types of securities.

Yet other differentiating factors would be the number and quality of services provided to shareholders. Among other services, the fund officials we met with spoke of providing 24-hour telephone service, allowing investors to access their accounts over the Internet, and providing well-trained customer service staff.

Mutual Fund Industry Generally Does Not Attempt to Compete On Basis of Fees

The competitive conduct of firms within the mutual fund industry does not generally emphasize the fees investors pay for the service. Instead, mutual fund advisers seek to differentiate their offerings primarily by promoting their funds' returns and their fund families' services. However, the potential for differentiation varies among the three primary fund categories. Because equity funds generally have the greatest variety of investment alternatives and styles, they have the greatest potential for differentiation. Because money market funds are the most standardized, they have the least potential for differentiation. Bond funds tend to be somewhere between the other two, although more like money market funds. Most officials saw these differences as leading to greater variation in the level of fees charged by stock funds than for bond and money market funds.

In general, firms offering mutual funds attempt to compete by emphasizing factors other than the operating expense fees they charge for their services. Although markets with commoditylike products usually compete primarily on the basis of price, when products can be differentiated, price competition tends to be less important than other factors. One academic analysis[4] characterizes a monopolistically competitive industry as offering products that are near, but imperfect, substitutes. According to this study, to avoid competing on price, firms will strive to differentiate their products from those of their rivals, allowing them to set prices within a market niche. The authors describe various other factors, besides price, through which mutual funds can seek to differentiate themselves. These factors include funds' investment selections, trading and execution abilities, customer recordkeeping and reporting, and investor liquidity services. For example, funds can emphasize investor liquidity services by allowing investors to switch from one fund to other funds in the fund family by telephone.

In the academic papers and speeches we reviewed and the interviews we conducted, observers agreed that although the importance of fees to competition varies by fund type, mutual funds do not compete primarily on the basis of their operating expense fees. Observers noted that because the range of securities in which money market funds and bond funds can invest is generally more restricted than for other funds, they are not as differentiated and are more commoditylike. Therefore, fees for these funds can have a greater effect on their performance relative to other money market and bond funds and, thus, on their ability to compete. According to

[4] "Competition and Change in the Mutual Fund Industry," Financial Services: Perspectives and Challenges, Erik R. Sirri and Peter Tufano, HBS Press (Boston, MA.: 1993).

one industry research organization's analysis, fees can dictate whether bond funds succeed or fail. This analysis indicated that for one type of fund—municipal bond funds—just a few basis points difference in operating expense fees can be critical to the overall performance of the fund because the returns on these funds vary so little from those of their peers.[5]

The greater importance of operating expense fee levels to money market and bond funds influences the fees that fund companies set for these types of funds. For example, firms offering money market funds, for competitive reasons, often waive portions of asset fees as a means of attracting additional assets to their funds. Industry officials also said that the less diverse nature of money market and bond funds contributes to their having lower fees than most stock funds.

For stock funds, industry officials explained that the large variety of investment objectives could lead to a wider range of investment returns and thus greater possibilities for differentiation among funds. An industry research organization official explained that because investment returns can vary much more from one stock fund to another, the fee levels of stock funds may be much less relevant to their relative performance. For this reason, officials generally acknowledged that firms offering stock funds did not attempt to compete primarily on the basis of operating expense fees charged by the fund. The chairman of one mutual fund firm stated that although price competition exists among money market and bond funds, for which the impact of operating expense fees was more obvious, stock funds were not subject to nearly as much price competition. In addition, an official of an industry research organization told us that because the range of returns for stock funds can be wider, the investment manager can add more value; thus, the operating expense fees on such funds are higher than those for money market and bond funds.

Instead of competing on the basis of the price of providing mutual fund services, fund advisers generally emphasize the performance of their funds when attempting to differentiate their funds from those of their competitors. Mutual fund firm officials and others in the industry acknowledged that funds compete primarily on the basis of their performance. However, mutual fund adviser and other industry officials also observed that because funds are required to report performance

[5] Industry-Wide Expense Trends: Should Industry Growth Necessarily Translate into Lower Average Expense Ratios?, Blue Plate Special, Mutual Fund Café, Financial Research Corporation (Jan. 5, 1998; http://www.mfcafe.com/pantry/bps_010598.html).

figures net of expenses, operating expense fees are indirectly taken into account in their competition.

To document factors mutual fund companies emphasize in their promotions, we analyzed a selection of mutual fund print advertisements for content. We evaluated 43 mutual fund advertisements for 28 different mutual fund families, which appeared in 5 randomly selected issues of popular business, news, or personal finance magazines and 1 business newspaper between July and November 1999. In 27 of the 43 advertisements, performance was the primary emphasis; and attributes of the fund adviser, such as its experience or strategy, were primarily emphasized in another 11. Fees and other charges were the primary emphasis in 2 of the 43 advertisements, both of which were from the same fund family. However, 16 of the 43 advertisements included statements that the funds described did not charge sales loads.

Opinions Were Mixed on the Effect of Competition on Fees

Opinions were mixed as to whether the large number of competing funds and fund complexes provided effective fee competition. Officials from mutual fund advisers, industry associations, and research organizations we contacted generally agreed that the large number of funds and fund complexes in the industry leads to active competition, which affects fees. An official of a bank-affiliated fund adviser told us that the industry is extremely competitive because the competition among so many different companies and funds highlights and maintains downward pressure on fees. Ease of entry to the industry could also exert downward pressure on fees. One mutual fund adviser official remarked that in an environment of easy entry where fees were too high, other firms would enter the industry and charge lower fees.

However, other officials, including financial planning firm representatives and academic researchers, disagreed with the contention that competition among the many mutual fund firms in the industry serves to effectively lower fees. An academic researcher testified before Congress on mutual fund issues that although the industry competes vigorously against other financial services industries, fee competition within the industry is not as effective, noting that most economists view competition in the mutual fund industry as imperfect. A senior official at one mutual fund firm said in a speech[6] that about 50 fund advisers actually attempt to compete across all types of funds. He asserted that in other industries, this number would be

[6] Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors, John C. Bogle, Senior Chairman, The Vanguard Group (Washington, D.C.: Jun. 4, 1999).

enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisers.

Competition on the Basis of Price Not Completely Absent

Despite the fact that competition in the mutual fund industry does not focus primarily on the price of mutual fund services, some evidence of competition on the basis of fees did exist. For example, the two largest fund groups are among the industry's low-cost providers, with one group actively promoting its low fees and expenses as a means of attracting customers. Regulatory officials told us that the increased popularity of low-cost index funds, whose share of total stock fund assets increased from less than 2 percent in 1990 to 7 percent in 1999, was evidence that competition on the basis of fees occurs and that some investors are mindful of it.

Mutual Funds Are Not Required to Disclose Actual Amounts Charged to Individual Investors

Under existing law, mutual funds are required to inform investors of sales charges and ongoing operating expenses for the funds in which they invest. However, funds are not required to provide information on the actual dollar amount of each investor's share of the operating expenses that were deducted from the fund. This contrasts with most other financial products and services for which specific dollar charges are generally required to be disclosed. Studies and data that others, and we, collected indicate that mutual fund investors have focused more on fund performance and other factors than on fee levels. In contrast to the consideration they give fees, investors appeared more concerned over the level of mutual fund sales charges (loads). Industry participants acknowledged that such concerns have resulted in fund advisers lowering the loads charged on mutual funds since the 1980s.

Opinions varied on the usefulness to investors of the required fee disclosures. The mutual fund and regulatory officials we contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures do not make investors sufficiently aware of the fees they pay. Having mutual funds disclose to each investor the actual dollar amount of fees he or she paid was one way suggested to increase investor awareness and to potentially stimulate fee-based competition among fund advisers. Although exact fee computations would require fund advisers and others to make systems changes and incur additional costs, alternative, less costly ways may exist for computing the fee.

Required Fee Disclosures Do Not Provide Amounts Paid by Individual Investors in Dollars

Neither federal statute nor SEC regulations expressly limit the fees that mutual funds deduct for operating expenses. Instead, mutual fund regulations focus on ensuring that investors are provided with adequate disclosure of the risks and costs of investing in mutual funds. At the time of purchase, mutual funds are required by law to provide certain information to potential fund investors about the funds, including information about the fees they will pay. This fee information is governed by certain provisions of the Investment Company Act of 1940 and various SEC rules and regulations that require fee disclosures so that investors can make more informed investment decisions.

Presently, all funds must provide investors with disclosures about the fund in a written prospectus. SEC rules require that the prospectus include a fee table containing certain specific information about the sales charges, operating expenses, and other fees that an investor will pay as part of investing in the fund.

Figure 5.1 shows an example of a fee table for a typical mutual fund. As shown in the figure, the fee table required for mutual funds primarily consists of three sections. The first section presents information on shareholder transaction expenses, which investors pay out of the amount they invest. These include any sales charges or loads that will apply to the purchase of the fund shares, which are shown as a percentage of the amount to be invested. Investors are also to be informed of the percentage charges that may be assessed at redemption[1] or that apply to reinvested dividends or other distributions.[2] In addition, some funds charge redemption or exchange fees. Redemption fees are expressed as a percentage of the amount redeemed and are paid at the time the investor sells fund shares. Exchange fees can be assessed when investors exchange shares of one fund for shares of another fund in the same family. The fund depicted in figure 5.1 charges its investors a 5.75-percent load but does not levy any other sales charges.

[1] Funds must disclose the maximum of any deferred sales charges, which include sales charges that apply to the purchase of fund shares payable either upon redemption, in installments, or both expressed as a percentage of the offering price at the time of purchase or the NAV at time of purchase. These charges typically decline over a period of years such that if an investor holds the shares for the specified time, the charge will be waived.

[2] Funds must disclose the sales charges imposed on reinvested dividends and other distributions, such as returns of capital, as a percentage of the amount to be invested or distributed.

Figure 5.1: Example of a Fee Table Required as Part of Mutual Fund Fee Disclosures

FEES AND EXPENSES OF THE FUND

The following describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum sales charge imposed on purchases *(as a percentage of offering price)*	5.75%
Maximum sales charge imposed on reinvested dividends	0%
Maximum deferred sales charge	0%
Redemption or exchange fees	0%

Annual Fund Operating Expenses
(expenses that are deducted from fund assets)

Management Fees	0.34%
Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	0.70%

Example

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One year	$ 642
Three years	$ 786
Five years	$ 942
Ten years	$1,395

Source: GAO example based on fee table in actual mutual fund prospectus.

The middle section of the fee table shown in figure 5.1 presents the fund's total operating expenses incurred over the previous year. Funds are required to provide information on the management fee, distribution and/or service fees (referred to as 12b-1 fees), and any other expenses that are deducted from the fund's assets or charged to all shareholder accounts. Other expenses deducted from fund assets would include amounts the fund paid for transfer agent services, as well as record-keeping, printing, mailing, or other services. These fees and expenses are deducted from the fund's assets on an ongoing basis and presented in the fee table, in aggregate, as a percentage of the fund's average net assets for the prior year. In the fee table shown in figure 5.1, the total expenses deducted from the fund's assets over the course of the prior year represented 0.70 percent of its average net assets for that period.

In the last section of the fee table, mutual funds are required to present a hypothetical example of the total charges an investor is likely to incur on a fund investment. This portion of the fee table must show costs the investor will likely incur over 1-, 3-, 5-, and 10-year periods, assuming a $10,000 investment in the fund, a 5-percent return each year, and fund operating expenses that remain constant throughout each period. SEC requires that the fee table include a statement that information in the example is intended to allow investors to compare the cost of investing in the fund with that of investing in other mutual funds.[3]

In addition to the disclosures required when investors initially purchase shares, mutual funds are required to provide shareholders of their funds, at least semiannually, reports that also include certain fee and expense information. In these reports, funds are to include a statement of operations that shows the total dollar amount of the various expenses the fund incurred over the prior period. Funds must also indicate the percentage of average net fund assets that these total expenses represent.[4] Also, shareholders who purchase additional shares during the year must be provided an updated prospectus document, at least annually, which would include the fee table with the latest year's expense information. In

[3] The disclosure requirements described here have been the result of various changes over time. The fee table was first required to be provided as the result of rule amendments in 1988. In 1998, the hypothetical investment amount illustrated in the fee table example was also increased from $1,000 to $10,000 to reflect the size of the more typical fund investment. Most recently, in March 2000, SEC proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports because of the significant impact that taxes can have on an investor's return.

[4] Specifically, the statement of operations must list the amounts paid by a fund for all services and other expenses in dollar amounts. These may include amounts paid for investment advisory services, management and administrative services, marketing and distribution, taxes, custodian fees, auditing fees, shareholder reports, and annual meeting and proxy costs.

practice, many mutual funds send an updated prospectus to all of their shareholders annually.

However, mutual funds are not required to provide investors with information showing the specific dollar amount of operating expenses that they paid as part of holding their mutual fund shares. Mutual fund shareholders generally receive a quarterly statement of account[5] that denotes any money balances or account activity during the quarter. These quarterly statements generally indicate the number of shares held by the investor, the NAV of those shares as of the statement date, and the corresponding total value of the shares. These statements do not show, in either dollars or as a percentage of assets,[6] the shareholder's portion of the operating expenses that were deducted from the fund's assets.

Charges for Other Financial Services Typically Disclosed in Dollars

Although mutual funds do not provide individual shareholders information on the specific dollar amounts of all fees paid, most other financial services or products are generally required to make such disclosures.

To compare the information investors receive on mutual funds, we collected information on the extent to which the users of certain other financial products or services are informed of specific dollar charges for such products or services. We collected this comparative information on products and services that we believed mutual fund investors would be likely to use, such as bank deposit accounts or stock or bond transactions through a securities broker-dealer. Our information sources for determining disclosure requirements for these other products included applicable federal statutes or regulations; in some cases, we summarized common industry practices regarding fee disclosure information. As shown in table 5.3, investors in other financial products or users of other financial services generally receive information that discloses the specific dollar amounts for fees or other charges they pay.

[5] Mutual fund shares distributed by broker-dealers are subject to SEC and NASD rules, including NASD rule 2340 that requires that quarterly account statements be provided to investors. Some banks also sell mutual funds but most use securities broker-dealers to conduct such activities. In a limited number of transactions, bank personnel sell mutual funds to investors and will either issue periodic statements similar to those issued by broker-dealers themselves, or such periodic statements will be issued by the broker-dealer who distributed the shares to the bank. Furthermore, Title II of the Gramm-Leach-Bliley Act passed in 1999 will require that banks conducting more than 500 securities transactions per year move such activities into a securities broker-dealer after May 12, 2001.

[6] Funds sometimes charge investors other fees, such as for account maintenance or wire transfers, that are set dollar amounts that may be deducted from an investor's account and shown on subsequent statements.

Table 5.1: Fee Disclosure Practices for Selected Financial Services or Products

Type of product or service	Disclosure requirement
Deposit accounts	Depository institutions are required to disclose itemized fees, in dollar amounts, on periodic statements.
Bank trust services	Although covered by varying state laws, regulatory and association officials for banks indicated that trust service charges are generally shown as specific dollar amounts.
Investment services provided by individual investment advisers	When the adviser has the right to deduct fees and other charges directly from the investor's account, the dollar amounts of such charges are required to be disclosed to the investor.
Wrap accounts[a]	Provider is required to disclose dollar amount of fees on investors' statements.
Stock, bond, or other securities purchases	Broker-dealers are required to report specific dollar amounts charged as commissions to investors.
Real estate property purchases	Brokerage commissions generally are specified as a percentage of property value but disclosed as a specific dollar amount on purchase documents.

[a]In a wrap account, a customer receives investment advisory and brokerage execution services from a broker-dealer or other financial intermediary for a "wrapped" fee that is not based on transactions in the customer's account.

Source: Applicable disclosure regulations and/or rules, and/or industry practice.

The information in the table illustrates that in contrast to mutual funds, the providers of the featured services and products usually disclose the specific dollar amount of the charges their users incur. We believe that such disclosures may be one reason for the apparently vigorous price competition among firms offering these services and products. For example, securities commissions were formerly fixed by law, with transactions commonly costing hundreds of dollars. In 1975, SEC invalidated fixed commission rates as being in violation of the antitrust laws. Subsequently, certain securities firms began competing for customers primarily by promoting their lower charges for conducting transactions. Competition among these firms, commonly known as discount brokers, has been heightened by their increasing use of the Internet, with their commissions for buying or selling securities now less than $10 or $20 at some firms. Banks also frequently compete for customers on the basis of the fees they charge on checking accounts, and advertisements for "no-fee checking" have become common.

However, the fee disclosures provided by mutual funds may exceed those of certain other investment products, although such products may not be completely analogous to mutual funds. For example, fixed-rate annuities or deposit accounts that provide investors a guaranteed return on their principal at a fixed rate do not charge the purchasers of these products any operating expense fees. The financial institutions offering these products generate their profits on these products by attempting to invest their customers' funds in other investment vehicles earning higher rates of return than they are obligated to pay to the purchasers of the annuities. However, the returns they earn on customer funds and the costs they incur to generate those returns are not disclosed as operating expenses to their customers.

Mutual funds differ from such products in that they do not guarantee their investors a specific return, and their fund fees are directly deducted from fund assets for specific expenses associated with operating the funds, including adviser compensation for its investment management services. Thus, investors placing money in mutual funds are essentially hiring the fund adviser to provide money management services rather than purchasing an investment product with a stated return as they do with annuities and other fixed-rate investment products. As a result, disclosure of the dollar amounts of mutual fund fees would be akin to the dollar amount disclosures that customers receive for brokerage services or checking account services. In contrast, customers purchasing or placing money in fixed-rate investments, such as certificates of deposit or annuities, are not told the amount that the financial institution earns on the customer's capital. In these cases, the customer is purchasing a product with specific features, including its promised return, rather than obtaining a service from the provider as they are with mutual funds.

Mutual Fund Fees Are Not a Primary Consideration for Investors

According to surveys and other information, investors tend to consider other factors before considering fees charged by mutual funds. On the other hand, investors appear to be more sensitive to mutual fund loads, and these charges have declined over time.

Various Other Factors Get Greater Consideration Than Fees

Investors themselves have indicated that other factors take precedence over fees when they evaluate mutual funds. To assess the extent to which investors consider fee information when selecting and evaluating mutual funds, we consulted a wide variety of sources, including academic literature, industry research firms and other industry experts, mutual fund advisers, industry associations, and regulators. Our review of this information revealed that when evaluating funds, investors generally gave greater consideration to several other factors before considering fund fees. The primary factor investors used in selecting mutual funds was generally the fund's performance. Other factors also given greater consideration than fees included fund manager or company characteristics, the investments made by funds, or fund risk levels. For example, a 1995 random survey conducted on ICI's behalf of individuals who had recently made stock or bond fund purchases[7] asked what information they had considered beforehand. Cited by 75 percent of the 653 respondents, fund performance was most frequently considered, followed by fund risk (69 percent), investment goals (49 percent), and portfolio securities (46 percent). Cited by only 43 percent of the respondents, fees and expenses ranked fifth.

Even after purchasing shares, investors apparently continue to consider other factors ahead of fund fees when reviewing their mutual funds. A 1997 ICI report[8] relating the results of interviews with over 1,000 recent mutual fund purchasers, selected at random, stated that 76 percent of those surveyed had considered fees and expenses before making their purchases. However, respondents cited five other factors, including account value and rate of return, as information they monitored more frequently than fees and expenses after they had made their purchases.

The apparent lack of investors' attention to fees by investors has been a source of concern for regulators. During testimony before the House Subcommittee on Finance and Hazardous Materials of the Committee on Commerce,[9] SEC's Chairman stated: "The Commission is very concerned... that many fund investors are not paying attention to the available information about fees." He further stated that the agency's research showed that fewer than one in six fund investors understood that higher expenses can lead to lower returns, and fewer than one in five could give any estimate of expenses for their largest mutual fund. He cited other research that found that about 40 percent of fund investors surveyed believed incorrectly that a fund's annual operating expenses have no effect on its gains.

Both critics and industry participants told us that the unprecedented bull market of the last 10 years has allowed investors to ignore the impact of fees. In a January 1998 study[10] that looked at the trend in mutual fund fees, one research organization noted that fees are not a primary consideration for investors and that as long as stock prices are rising, investors would

[7] Shareholder Assessment of Risk Disclosure Methods, ICI (Washington, DC: Spr. 1996).

[8] Understanding Shareholders' Use of Information and Advisers, ICI (Washington, DC: Spr. 1997).

[9] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, Sept. 29, 1998.

[10] "Industry-wide Expense Trends", Mutual Fund Café: Blue Plate Special, Financial Research Corporation, (Boston, MA: Jan. 5, 1998).

accept even the highest of fees. Some industry participants stated that when market returns eventually revert to lower levels, investors might then take more interest in the fees they pay on their mutual funds.

Some research indicated that the majority of mutual fund investors are likely to be less sensitive to the fees their funds charge because they rely on the advice of investment professionals when selecting funds. According to research by ICI and others, the majority of mutual fund investors make their purchases on the basis of advice from an investment professional, such as a broker-dealer representative or private money manager. For example, ICI's 1997 report on the 1995 survey of over 1,000 investors who had recently purchased mutual funds stated that about 60 percent had consulted with investment advisors to assist with their decisions. Some industry participants said that investors who rely on investment advisors are not likely to exert much pressure for lowering fees.

Investors Appear More Aware of Sales Loads than Operating Expense Fees

Although investors do not appear to give primary consideration to the fees funds charge as a percentage of fund assets, they are aware of loads. Many officials we interviewed attributed load declines to investor awareness.

Various studies have documented the fact that the share of funds charging front-end loads has been declining over time. For example, one industry research organization reported that the share of front-end load fund sales had gone from 90 percent of sales by third-party sales forces (such as broker-dealers) in 1990 to about 38 percent by 1998.[11]

In addition to the declining sales of front-end load funds, sales of no-load funds have risen. Table 5.2 shows the relative share of mutual funds purchased by investors using two of the primary distribution methods used by fund advisers: (1) sales by proprietary or third-party sales forces, such as the sales representatives of a broker-dealer, who are generally compensated by a sales load; and (2) sales directly to investors by the fund through its own mutual fund distributor, which is the customary method for no-load funds. As shown in table 5.2, new sales of funds sold directly to investors rose from about a third, to almost 40 percent of the dollar volume of all new mutual funds sold in 1998.

[11] "Pricing Structure Trends: Prime Destination for Net Flows is Back-End Loaded Shares," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Boston, MA: Feb. 1, 1999).

Table 5.2: Sales of Mutual Funds for Select Years 1984 to 1998 by Type of Distribution Method

Dollars in millions

	Distribution method			
	Sales by third-party sales forces		Direct sales by advisers to investors	
Year	Sales	Market share	Dollar volume	Market share
1984	$26,893	67%	$13,522	33%
1991	124,522	62%	74,806	38%
1998	542,600	61%	348,210	39%

Source: GAO analysis of ICI data.

The level of loads charged by mutual funds has also declined since the 1980s. The customary percentage charged as a front-end load in 1980 or earlier was 8.5 percent. This amount has declined to the 5-percent range, according to officials from the fund advisers, industry research, and other organizations we contacted. Our analysis of the 77 largest stock, bond, and hybrid mutual funds in existence from 1990 to 1998 also illustrated this trend. In 1990, 43 of these funds charged investors loads. Using data from 1984, which was the earliest period we reviewed, we found that 16 of these funds had loads of more than 6 percent, including 14 that charged at least 8 percent. However, by 1998, 5 funds had eliminated their loads; of the remaining 38 load funds, none charged a load greater than 6 percent, with the average load being 4.62 percent. During this same period, some of these funds were raising their loads. The loads charged by six funds increased from 4.00 to 4.25 percent, and one fund raised its load from 4.00 to 4.75 percent.

Investor awareness was the reason industry participants cited for investor resistance to paying loads and the overall decline in loads. According to some industry participants, investors had become increasingly resistant to paying the higher front-end loads. An industry expert told us that investors are generally more concerned about the concept of a front-end load because they "see it occur" when the amount is deducted from their initial investments on their account statements. Operating expense fees, on the other hand, are deducted from fund assets rather than from the individual investor's account. Research findings indicate that investors continue to resist load charges. For example, officials from one industry research organization told us their research found that up to a third of mutual fund investors would never be willing to pay a load or commission when buying a fund. In another research organization's survey, only 4 percent of over

4,000 investors and potential investors queried cited mutual fund loads as their preferred means of paying for investment advice.[12]

Opinions Varied on Adequacy of Current Fee Disclosures

Industry participants' opinions varied on the adequacy of mutual fund fee disclosures to investors. Many, including fund adviser officials and researchers, indicated that current disclosures adequately highlight the fees that investors can expect to pay on their mutual fund investments. However, others, including academic researchers and private money managers we contacted, raised concerns about the adequacy of the disclosures. Some officials suggested that additional information, such as dollar amounts or comparative data on other funds' charges, would be useful.

Most Officials Found Disclosures Adequate

Most of the officials from the mutual fund advisers, research organizations, regulators, and other organizations we contacted said that mutual fund fee disclosures made under the current requirements provided adequate and important information to investors. Several officials noted that investors can use the standardized information found in the fee table of the prospectus to compare costs easily between funds. For example, one mutual fund adviser official likened the percentage fee information in the fee table to unit pricing that allows consumers to compare the cost per ounce of various products in grocery stores. Several officials also said that mutual funds make more extensive disclosures than those made byother financial services and products, and two noted that U.S. mutual fund disclosures are more detailed than those of other countries.

Some Expressed Concerns Regarding the Adequacy of Mutual Fund Fee Disclosures

Although most opinions were positive about the fee information that mutual funds are currently required to disclose, some industry observers raised concerns about the adequacy of these disclosures. Several, including academic researchers, investment advisers and regulatory representatives, saw problems with the fee disclosures. A private money manager we interviewed questioned the usefulness of hypothetical fee disclosures in prospectuses, citing the fact that investors have not exited from high-cost funds to any large degree. In his opinion, these disclosures are too simplistic, and they fail to include benchmarks or indicate the impact of fees on returns. He commented that "No one sends the investor a bill, and the fund simply quietly and continually deducts its fees. The result is that the information is ignored." Two researchers and a mutual fund representative also stated that investors ignore fee disclosures.

[12] 1996 Series on Personal Financial Advice: Payment Practices Preferred by Customers (Report 5 of 9), Dalbar, Inc. (Boston, MA: Nov. 1996).

Some mutual fund adviser officials told us that current disclosures may actually provide investors too much information. Given the prominence of fee information in required disclosures, some fund adviser officials expressed concern that disclosures could emphasize cost over performance or other factors important to investors. Another criticized the fee table as being too complex, and possibly confusing, for investors.

As mentioned earlier, the SEC Chairman has stated that investors are not paying attention to the available fee information. He voiced concern that the fee structures of some mutual funds are too complex, making it more difficult for investors to evaluate overall costs and services. In a 1998 speech to an ICI gathering, the chairman asked "Do you really expect investors to understand alphabet soup of A, B, C, D, I, Y, and Z shares? To figure what combination of front-end loads, CDSLs,[13] 12b-1 charges, commissions and who knows what else they are paying?" He also has urged the mutual fund industry to place less emphasis on fund performance and more emphasis on clearly detailing fund risks and expenses, or fees, as the industry markets its products. He warned the industry that by focusing fund selling strategy on the bull market to the exclusion of other key variables, such as risk and expense, the industry is setting itself up to disappoint millions of investors.

To address this issue, SEC has taken steps of its own to encourage investors' use of disclosures. In April 1999, the agency began offering a computer program, publicly accessible over the Internet, which lets investors compare the cost of owning a particular fund with the costs of similar funds. To use this program, an investor enters information from a fund prospectus, and the program calculates the effect of fees and other charges on the investment in the fund over time.[14]

Disclosing to Investors Actual Dollars Paid in Fees Was One Suggested Improvement

To improve fee disclosure to mutual fund investors, some officials favored providing investors with a personalized fee statement that would show the specific amount of fees paid by the investor on his or her holdings. In his September 1998 testimony, the SEC Chairman indicated that the information from such statements might help investors understand the relationship between fees and returns on their mutual fund investments.

[13] CDSL is an acronym that stands for "contingent deferred sales load," a charge, or load, imposed at the time of redemption. This is an alternative to front-end loads to compensate financial professionals for their services, and it typically applies only for the first few years of share ownership.

[14] Information about the mutual fund cost calculator is available on the Internet at www.sec.gov/news/press/99-36.txt.

Others who advocated requiring mutual funds to provide investors with the dollar amount of fees they paid indicated that such disclosure would increase investors' awareness of the fees they are charged. We interviewed representatives of industry research firms, industry experts, and private money managers, who supported personalized expense statements for investors. Generally, they told us that such personalized expense statements would be useful to investors, and they would be more likely to focus shareholders' attention on costs than the fee table in the prospectus currently does. Representatives of some mutual fund advisers also acknowledged that such statements could serve to focus investors' attention on the fees they pay on their mutual funds.

Some officials indicated that such disclosures may also increase competition among fund advisers on the basis of fees. An attorney specializing in mutual fund law told us that requiring funds to disclose the dollar amount of fees in investor account statements would likely encourage fund advisers to compete on the basis of fees. He believed that this could spur new entrants to the mutual fund industry that would promote their funds on the basis of their low costs, in much the same way that low-cost discount broker-dealers entered the securities industry. A market participant told us that having dollar amounts disclosed on investors' periodic statements could also lead to increased fee-based competition among mutual fund advisers. His expectation is that after such information begins to appear in investor statements, fees will probably be more frequently mentioned in fund advertisements.

Information from a survey of investors generally indicated that they supported getting dollar amount disclosures of the mutual fund fees they paid but would be unwilling to pay for this disclosure. We obtained information from a large securities broker-dealer that had recently included a number of mutual fund fee questions in a November 1999 survey as part of a series of periodic customer surveys it conducts. Of more than 500 responses to the question "If mutual fund companies were to provide the specific dollar amount of fees paid on your investment per quarter, how useful would it be to you?" about 89 percent indicated that the information would be useful or very useful. However, of over 500 responses to a question asking if respondents would be willing to pay for this information, about 54 percent indicated "very unlikely," versus about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry Representatives Raised Concerns Over the Effort to Produce, and the Usefulness of, Such Statements

We also solicited the views of industry representatives on the feasibility of providing personalized fee statements for their shareholders. Representatives of several mutual fund advisers and broker-dealer firms that market mutual funds to their customers responded that changing their accounting systems to accommodate such statements would be costly and would be of limited benefit to individual investors. They stated that providing accurate fee information specific to each investor would require keeping detailed records on fund expenses incurred each day and apportioning them daily among investor holdings.

Another complication mutual fund adviser officials cited was that in some cases, broker-dealers, rather than the advisers, maintain a significant portion of mutual fund investors' records. As a result, these broker-dealers, too, would have to change their accounting and information management systems. A fund adviser maintains a single account for each broker, called an omnibus account, which includes all shares held by that broker-dealer's customers. Because the fund adviser has no record of the individual customers included in each omnibus account, broker-dealers would have to set up their own systems to apportion fee information among their customers' accounts. This would require broker-dealers to revise their accounting and information management systems to receive the cost data from each fund adviser and then apportion this information among customer accounts holding that adviser's funds.

One broker-dealer with about 6.5 million customer accounts estimated that developing the systems necessary to produce such statements might cost as much as $4 million, with additional annual costs of $5 million. At our request, representatives of a prominent industry research firm estimated the likely costs to funds for providing quarterly personalized expense statements. They responded that programming to get the necessary information would require some up-front fixed costs, but they would probably amount to less than a penny per shareholder. Besides these up-front costs, fund adviser representatives had indicated to us that there would also be annual costs to provide the statements. Using the estimates of the broker-dealer mentioned previously, we calculated that its costs to provide such statements would be less than $1 per customer per year.

Mutual fund adviser officials and others also questioned whether the information provided by these personalized fee statements would be meaningful. One objection they raised was that unlike the standardized percentage fee information in the fee table, individual investors' fee information would not be directly comparable to the fees they incur on other funds because of differences in the number of shares held or the investment objectives of the funds. Some officials said that investors might make inappropriate investment decisions solely on the basis of the dollar amounts of fees they paid. Some said, for example, that investors might choose to exchange their stock fund shares for those of money market funds, which typically have lower fees than stock funds, even though it may not be appropriate in light of their investment and financial goals. Industry representatives also pointed out that because fee disclosure is intended to help investors make investment decisions, the information on periodic statements would come too late, after an investor has already made his or her investment decision.

We agree with industry representatives that the operating expenses, currently shown in the required fee table disclosures as a percentage of fund assets, are more appropriate for comparing fee levels across funds when investors are initially choosing between funds. However, the purpose of the dollar amount disclosures would be to further highlight for investors the costs of the mutual funds in which they have invested and to supplement the disclosures they already receive. Concerns that investors might make inappropriate investment decisions based solely on the dollar costs of their mutual funds could be addressed by advising investors to consider such specific fee information in conjunction with their own investment goals and other factors, rather than isolated from other considerations.

Less Costly Means of Calculating the Individual Dollar Costs of Fees Might Be Considered

Providing investors with information on the dollar amounts they pay in mutual fund fees likely could be accomplished in various ways. As noted above, some industry participants provided estimates of their costs to calculate exact dollar amounts of fees each investor paid during a statement period. However, less costly alternatives may exist. For example, one fund adviser representative suggested that an alternative means of calculating the fee would be to multiply the average number of shares in each account during the statement period by the fund's expense ratio for that period. He stated that the figure derived in this way would be a reasonable approximation of the dollar amount of fees the investor paid. He added that it also would be less costly and burdensome than computing an exact amount, because it would not entail maintaining daily expense and share records for each investor.

Another way of disclosing the dollar amount of investor fees would be to use preset investment amounts. For example, each investor's statement could include the dollar amount of fees paid on $1,000 invested in the fund. Investors could then use this dollar amount to determine how much in fees they paid based on the value of their own particular accounts. One market participant we spoke with offered a similar example of a disclosure involving preset investment amounts. Although he would prefer that periodic statements disclose the specific dollar amount that was deducted for fees from each investor's account during that period, he believes an acceptable alternative would be for statements to include a table showing fees for the reporting period on accounts of various sizes, such as $1,000, $5,000, $10,000, and others.

Another Option Was to Provide Comparative Fee Information

We also sought opinions on whether mutual funds should be required to provide investors with comparative information on fees charged by both their own, and comparable, funds. Such disclosures would be similar to requirements for automakers or major appliance producers to provide data on gas mileage or efficiency ratings to prospective purchasers of those items.

Survey information indicated that investors would support receiving such information but not if it was costly to prepare. In the previously mentioned survey conducted by a large broker-dealer, about 97 percent of the over 500 respondents indicated that such data would be very useful or somewhat useful. However, about 54 percent indicated that they would be "very unlikely" to pay, compared to about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry participants also raised various concerns over requiring funds to provide comparative information on fees. Most industry participants told us that this requirement would be difficult to implement while providing little, if any, benefit to investors. One concern was that determining the appropriate fund groupings for comparison purposes would be problematic. Another was that lack of comparability could result if fund advisers were left to identify the peers for their own funds. In addition, one industry research organization official questioned why mutual funds should be subjected to such a requirement when other financial products are not similarly required to provide such comparative information.

Mutual Fund Directors Required to Review Fees

The organizational structure of most mutual funds embodies a conflict between the interests of the fund shareholders and those of the adviser that can influence the fees a fund charges. This conflict arises primarily because part of the fees charged by the fund, which reduce investors' returns, are the adviser's revenue and a source of profit to the adviser's owners. As one safeguard against this potential conflict, the Investment Company Act of 1940 requires the presence of independent directors on a mutual fund's board of directors, who review and approve the fees their fund charges. Congress passed amendments to the act in 1970 that imposed a fiduciary duty on fund advisers, tasked fund directors with additional responsibilities regarding fees, and gave investors the right to bring legal action against fund advisers charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors must review to determine if fees are excessive. As a result, mutual fund directors are expected to review, among other things, the adviser's costs, whether fees are reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds. Although mutual fund adviser representatives indicated that their boards are vigorous in reviewing fees and seeking reductions, some other industry participants were critical of mutual fund directors' fee oversight, stating that the current practices serve to keep fees at higher levels than necessary. SEC has recently proposed changes regarding the requirements applicable to fund directors, but these are not specifically fee-related, and their impact on the level of fees is uncertain.

Mutual Funds' Organizational Structure Embodies Conflict of Interest Over Fees

Although most mutual funds are organized as corporations, their structure and operation differ from a typical corporation because of the relationship between the fund and its adviser. Typically, the adviser, who is a legal entity separate from the fund, conducts the fund's operations, and the advisory fees it charges to the fund represent revenue to the adviser, creating a possible conflict of interest. However, at least one mutual fund family's organizational structure appeared to reduce this conflict between the interests of its shareholders and the adviser by operating similarly to a credit union, wherein the shareholders of its funds own the entity that operate the funds.

Mutual Funds Organization Includes Two Primary Legal Entities

The mutual fund structure and operation differ from those of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. After subtracting its expenses from its revenues, a corporation can use the resulting profits to conduct further operations; or its board of directors can vote to distribute a portion of these profits to the stockholders as dividends.

Although generally organized as a corporation, a mutual fund differs from other corporations in several ways. A typical mutual fund has no employees but is created by and operated by another party, the adviser, who contracts with the fund, for a fee, to administer fund operations. A primary service the adviser typically provides is to select and manage the fund's investment portfolio.[1] Advisers can provide additional services but frequently subcontract with other organizations, such as transfer agents, for services such as maintaining shareholder records. Advisers are legal entities separate from the mutual funds they manage, and any profits they get from operating the fund accrue to the owners of the adviser. The fund shareholders are entitled to the income from, and gains or losses in the value of, securities in the fund's portfolio but are not entitled to profits from the adviser's operations. In addition, the relationship between a fund and its adviser is rarely severed.[2] Figure 6.1 illustrates the contrast between the structure of a traditional corporation and that of most mutual funds.

[1] In some cases, the adviser may contract with other firms to provide investment advice, which then act as subadvisers to the fund.

[2] Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91st Cong., 2d Sess. (1970), reprinted in [1970] U. S. Code Cong. & Ad. News 4897, 4901 (1970).

Figure 6.1: Comparison of Organizational Structure of Typical Corporation and Typical Mutual Fund


Corporation
Oversee operations
Board of directors
Shareholders and owners
Elect members
Management/ employees
Results of operations
Revenue
− Expenses
Distributed
Net corporate profits
Retained

Figure 6.1: Continued


Board of directors
Shareholders and owners
Elect members
Corporation (investment company) a
Results of operations
Dividends, interest, and other income
− Expenses
Management company's fee
+ − Gains/losses in the value of holdings
Net gain from investment operations
Management company/advisor
Oversee operations
Board of directors
Shareholders and owners
Elect members
Management/ employees
Results of operations
Payment of fee by mutual fund
Revenue
− Expenses

Source: GAO analysis of corporate and mutual fund structures.

As shown in figure 6.1, the mutual fund's expenses are collected by its adviser and other service providers as revenue. In most cases, some of the expenses deducted from a fund's assets are paid by the fund to other entities, such as transfer agents or custodians, but some advisers may also perform such services for a fund. An adviser's profits are derived after subtracting any payments to third parties and its own operating expenses, separate from those of the fund, from the revenue it collects from the fund. In addition, an adviser may have other revenues and expenses from other lines of business in which it engages.

Regulators and Congress have recognized that the interrelationship between the mutual fund and its adviser creates a potential for conflict between the adviser's duties to the fund shareholders and the adviser's duties to provide profits to its owners. In describing this conflict, SEC recently noted that fund shareholders would generally prefer lower fees (to achieve greater returns), but the stockholders or owners of the adviser would prefer to maximize profits through higher fees.[3]

Congress also acknowledged this potential conflict; in the Investment Company Act of 1940, it established certain safeguards designed to protect the interests of fund shareholders. The primary safeguard was to have mutual fund directors[4] oversee certain of the adviser's activities. Although representatives of the adviser generally participate as fund directors, the act requires that at least 40 percent of the directors be individuals without any significant relationship with the fund's adviser. Congress intended that the unrelated directors, known as the independent directors,[5] serve as an independent check on the adviser. The board's remaining directors, which are typically employees of the fund's investment adviser, are known as "interested" directors. An additional safeguard provided by the act is the requirement that fund shareholders approve the advisory contract.

The Organizational Structure of One Mutual Fund Family Appears to Minimize the Potential Conflict of Interest

Although most mutual funds are organized as described above, one mutual fund family—Vanguard—has a unique organizational structure that its officials credit for allowing it to have among the lowest fees in the industry. As of November 1998, Vanguard was the second largest fund family in the industry, operating more than 100 different funds with over $367 billion in total mutual fund assets. Most other mutual funds are operated by advisers owned separately by a third party; however, the Vanguard Group, Inc.—which operates the Vanguard funds[6]—is jointly owned by the funds themselves and, therefore, by the funds' shareholders. The company required specific permission from SEC to deviate from the standard structure envisioned by the Investment Company Act of 1940 in order to organize itself in this way.

[3] Proposed Rule: Role of Independent Directors of Investment Companies, Rel. Nos. 33-7754; 34-42007; IC-24082, 64 Fed. Reg. 59825 (Oct. 15, 1999) (to be codified 17 C.F.R. parts 239; 240; 270 & 274).

[4] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

[5] Independent fund directors cannot be affiliates of a fund's investment adviser, be immediate family members of an affiliated person of an adviser, have beneficial interests in securities issued by the adviser or the principal underwriter or any of their controlling persons, be registered broker-dealers or affiliated with broker-dealers, or be affiliated with any recent legal counsel to the funds.

[6] About 30 of the 100 Vanguard funds use the services of independent investment managers, which provide portfolio selection and advice services for these funds. These firms receive a subadvisory fee paid out of fund assets. However, the Vanguard Group, Inc., and not the investment manager, provides all other administrative services for these funds.

According to documents obtained from Vanguard, this structure allows the Vanguard Group to provide the funds' services on an at-cost basis. As a result, the profits from operating the funds are returned to the fund shareholders through lower operating expenses rather than going to the owners/stockholders of a separate adviser, as is the case for most other mutual funds. According to materials provided by Vanguard, the Vanguard family's operating expense ratios averaged 0.28 percent, which it stated were the lowest in the industry. In 1998, the average fund fee was 1.25 percent. Vanguard's average expense ratio is also lower because it operates several index funds,[7] which have among the lowest ratios of all fund types.

Although this structure appears to minimize the conflict of interest between the typical mutual fund and its adviser, it is not a structure that has been widely replicated within the industry. According to SEC officials, one other fund company had an organizational structure similar to that of Vanguard's but later changed its structure to resemble the third-party ownership structure used by most firms in the industry. The third-party structure that is most prevalent does allow the firm that initially provides its own capital to create a mutual fund to earn a return on the investment it put at risk. In addition, it can use that capital to subsidize the fund in the event that the fund needs an influx of capital, as occurred for several money market funds that incurred losses on structured notes investments in 1994. In contrast, having the fund adviser owned by the fund shareholders, as is the case for Vanguard, is more analogous to the structure of a credit union, whose depositors and borrowers are the owners of the institution. However, credit unions may be more prevalent because the services they provide are more generically required by the public and the affiliated groups that tend to create such institutions than are mutual fund services.

Mutual Fund Directors Have Specific Responsibilities Regarding Fees

Because of the conflict of interest inherent in the organizational structure of a typical mutual fund, fund directors have been tasked by law to oversee fees charged to shareholders. These responsibilities regarding fees are derived from both state and federal law. The primary federal statute governing mutual fund activities, the Investment Company Act of 1940, tasks fund directors with specific duties to review and approve the fees their funds charge. Concerns over the level of fees led to amendments of the act in 1970 that imposed additional responsibilities on fund directors, placed a fiduciary duty on fund advisers, and granted investors the right to

[7] Index funds invest in the securities represented in a broad-based index such as the Standard & Poor's Index.

sue advisers for charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors review to determine if fees are excessive.

Federal and State Laws Provide Responsibilities for Mutual Fund Directors

Because mutual funds are typically organized as corporations, the laws of the states where the funds are incorporated also place various general duties on fund directors. These duties generally require them to act in the best interests of the shareholders they represent.[8]

In addition to the general duties imposed by state law, federal law provides specific responsibilities relating to the composition and duties of a fund's board of directors. The Investment Company Act of 1940 is the primary federal statute governing mutual fund operations, and it establishes various requirements and duties for mutual fund directors.[9]

Under the act, a mutual fund's board of directors is generally entrusted with protecting the fund shareholders' interests and policing conflicts of interest that might arise in connection with payment for services to the fund. Under section 15(c) of the act, the terms of any advisory contract and its renewal must be approved, in person, by a vote of a majority of the independent directors. The section also specifies that fund directors are to obtain and consider any information necessary to evaluate the terms of both advisory and underwriting contracts and that fund management must furnish this information to the directors. The requirement that directors obtain and review such information was added as a result of amendments in 1970 to the Investment Company Act of 1940.

In addition to the requirement that they approve the overall advisory contract and its fees, a mutual fund's directors are also required to review distribution fees. A fund is prohibited from using fund assets to pay for the sale and distribution of its shares unless it adopts a plan of distribution

[8] Under state law, directors are typically bound by duties of care and loyalty to the shareholders they represent. The duty of care requires directors to carry out their responsibilities in good faith and to exercise the degree of skill, diligence, and care that a reasonably prudent person would exercise in the same circumstances in the management of his or her own affairs. The duty of loyalty prohibits directors from benefiting personally from opportunities rightfully belonging to the company. This requires the directors to place the interests of the corporation above their own individual interests. State common law provides the "business judgement rule." This rule provides that directors will not be found liable for their actions, provided that they act reasonably and in good faith for the best interests of the corporation, even if their decisions turn out to be wrong.

[9] This discussion focuses on mutual fund directors' specific responsibilities regarding the fees their funds charge. The law also places various other responsibilities on fund directors that exceed those of the directors of a typical corporation. These additional responsibilities include approving the contracts between the fund and the adviser and the other service providers, approving trading practices, and monitoring investments in derivatives as well as other duties.

approved by the directors—known as a rule 12b-1 plan. Such plans must be approved by a majority of both (1) all of a fund's directors (both the interested and independent directors) and (2) the independent directors separately.

Fund Adviser Responsibilities Increased After Concerns Over Fees

Congress also tasked mutual fund advisers with additional fee-related responsibilities in 1970. The impetus for the 1970 amendments to the Investment Company Act arose primarily from findings of two studies of mutual fund operations done in the 1960s. One of the studies was by the Wharton School of Finance in 1962,[10] and SEC prepared the other in 1966.[11] The Wharton study found that mutual fund shareholders lacked bargaining power relative to the adviser, which resulted in higher fees.

In its study, SEC found that litigation by fund shareholders had been ineffective as a check on fund advisers because of the difficulty in proving that the adviser was charging excessive fees. The standard being used by most courts at the time was whether the fees charged by advisers represented a flagrant misuse of fund resources. Because of the difficulty of proving that fees charged met such a standard, SEC recommended that the Investment Company Act be amended to impose a reasonableness standard on fund advisers regarding the fees they charge. SEC noted that such a standard would clarify that advisers would charge no more than what would be charged if fees were negotiated on an "arm's-length" basis (i.e., as if between unrelated parties).[12]

However, the amendments to the Investment Company Act of 1940 did not contain SEC's reasonableness standard after objections to it were raised by industry participants, who feared that courts would substitute their judgment over that of fund directors. As a compromise, the legislation instead placed a fiduciary duty on the fund adviser regarding the fees it receives. Specifically, section 36(b) of the act[13] imposes on the adviser a fiduciary duty with respect to compensation or material payments the adviser or its affiliates receive from the fund. The statute does not further define the fiduciary duty imposed. Typically, under state common law, a

[10] A Study of Mutual Funds: Prepared for the Securities and Exchange Commission, Wharton School of Finance and Commerce, University of Pennsylvania (Philadelphia, PA: 1962).

[11] Public Policy Implications of Investment Company Growth, SEC (Washington, DC: 1966).

[12] SEC also recommended that application of the reasonableness standard not be affected by shareholder or director approval of the advisory fee and that recoveries be limited to excessive compensation paid in the 2 years prior to commencement of an action.

[13] 15 U.S.C. §80a-35(b).

fiduciary must act with the same degree of care and skill that a reasonably prudent person would use in connection with his or her own affairs.

Section 36(b) also granted investors and SEC the right to bring claims in federal court against the adviser, the directors, officers, and certain other persons[14] for breach of fiduciary duty regarding the compensation or payment they receive from the fund. Investors have a 1-year period in which to bring suit, and damages are limited to fees received by the advisers within the prior year.[15] In reviewing such cases, section 36(b) directs the courts to give consideration as is deemed appropriate under all circumstances to board approval and shareholder ratification of the compensation or advisory contract.

Court Decisions Have Shaped Directors Responsibilities

Court decisions have played an important role in shaping the role of mutual fund directors regarding fees. Since 1970, various cases were filed under section 36(b), and the resulting decisions have served to provide specific guidelines for fund directors. These guidelines arise primarily from a Second Circuit Court of Appeals case decided in 1982.[16]

After the Investment Company Act was amended to give investors the right to sue advisers for charging excessive fees, a series of cases was brought under this new section of the act. However, section 36(b) of the act, which provides investors with the right to sue a fund adviser for breach of fiduciary duty regarding fees, does not contain specific standards for determining when such a breach has occurred. Instead, the federal courts adjudicating the claims brought by investors under 36(b) have developed standards for making such determinations. These standards focus on assessing whether a payment is excessive.

The key case that established the standard for determining whether a fund's fee is excessive was Gartenberg v. Merrill Lynch Asset Management Inc (Gartenberg). The shareholders in Gartenberg sued the investment adviser for breach of fiduciary duty with respect to its compensation. The shareholders of this money market fund claimed that given the fund's size and growth, the adviser's profits were excessive due to its disproportional

[14] Section 36(b) authorizes excessive fee claims against officers, directors, members of an advisory board, investment advisers, depositors, and principal underwriters if such persons received compensation from the fund.

[15] Courts have held that section 36(b) is an equitable claim; therefore, plaintiffs do not have the right to a jury trial.

[16] Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923 (2d Cir. 1982), *cert. denied*, 461 U.S. 906 (1983).

fee. In Gartenberg the fee schedule called for payment of 0.50 percent (1/2 of 1 percent) of the fund's average daily value of net assets under $500 million and for various intermediate percentages as the value of the net assets increased down to 0.275 percent for assets in excess of 2.5 billion.[17] In dismissing the investors' claim of excessive profits, the district court emphasized that the principal factor in determining whether the adviser breached its fiduciary duty to the fund with regard to fees is to compare a fund's fees to the fees charged by other funds in the industry.

In upholding the district court's decision, the Second Circuit Court stated that to be guilty of a violation under section 36(b), the fee must be "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The Second Circuit Court disagreed with the district court's suggestion that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisers to funds they managed. The court stated that "the existence in most cases of an unseverable relationship between the adviser-manager and the fund it services tends to weaken the weight to be given to rates charged by advisers of other similar funds." The court further stated that since a fund cannot move easily from one adviser to another, advisers rarely compete with each other on the basis of fees and advisory contracts.

The court thus reasoned that although fund directors may consider the fees charged by similar funds, it indicated that other factors may be more important in determining whether a fee is so excessive that it constitutes a breach of fiduciary duty. These include

- the nature and quality of the adviser's services,
- the adviser's costs to provide those services,
- the extent to which the adviser realizes and shares with the fund economies of scale as the fund grows,
- the volume of orders that the manager must process,
- indirect benefits to the adviser as the result of operating the fund, and
- the independence and conscientiousness of the directors.

Since Gartenberg, additional cases have been decided that continue to apply the standards established by the Gartenberg court.[18] The court

[17] Gartenberg v. Merrill Lynch Asset Management Inc., 528 F. Supp. 1038 (S.D.N.Y. 1981), *aff'd*, 694 F. 2d 923 (2d Cir. 1982), *cert. denied, 461 U.S. 906(1983)*.

[18] Schuyt v. Rowe Price Prime Reserve Fund, 663 F. Supp. 962 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034(1988); Krinsk v. Fund Asset Management, 715 F. Supp. 472 (S.D.N.Y.

decisions in Gartenberg and the cases that followed it, therefore, have served to establish the current expectations for fund directors regarding fees. As a result, regulators expect mutual fund directors to review the types of information the courts identified as important when assessing whether the fees their fund pays to its adviser are excessive. As noted above, among the information to be considered by directors is how their fund's fee structure compares to those of similar funds. Under such standards, independent directors are not required to seek the lowest fee. For example, SEC's chairman characterized these duties by stating that "[d]irectors don't have to guarantee that a fund pays the lowest rates. But they do have to make sure that the fees fall within a reasonable band" of other funds' fees.[19]

Opinions on Boards' Effectiveness in Overseeing Fees Vary

Opinions on mutual fund boards' effectiveness in overseeing fees varied. Some fund adviser officials depicted directors as assertive in reviewing fees, even seeking reductions and resisting fee increases. However, other industry participants expressed various criticisms of directors' effectiveness in overseeing the fees mutual funds charge, including that directors lack sufficient independence and that legal standards governing their actions are flawed. To address concerns over a potential lack of independence among mutual fund boards, SEC and others have various initiatives under way, but they are not likely to have a significant impact on fees because most funds already have them in place.

Fund Officials Say Boards Are Effective in Lowering Fees

Mutual fund adviser officials indicated that their boards of directors follow rigorous review processes when reviewing their funds' fees. Officials at several of the 15 mutual fund advisers we contacted described a rigorous process of review that their independent directors use to evaluate the investment management contract and to review fees. For example, officials at one fund adviser said that their board members are successful businessmen and women who are very knowledgeable about how the funds operate. The officials said that these directors obtain expert advice, when needed, with which to make their fee-related decisions.

Adviser officials told us that their fund directors often obtain data from independent sources, such as the industry research organizations Lipper and Morningstar, Inc. They told us that their directors also actively seek out other materials they need to help them do a thorough job of reviewing

1988), aff'd, 875 F. 2d 404 (2d Cir.), cert. denied, 493 U.S. 919 (1989); Kalish v. Franklin Advisers, 742 F. Supp. 1222 (S.D.N.Y. 1990), aff'd , 928 F. 2d 590 (2d Cir.), cert. denied, 502 U.S. 818 (1991).

[19] May 15, 1998 remarks before the Investment Company Institute, Washington, DC. See also Krinsk v. Fund Asset Management, 715 F. Supp. at 502-03 .

fund costs. Several indicated instances where fees were lowered or fee raises were denied at the board's insistence.

Adviser officials we contacted indicated that their fund directors meet several times a year, and a committee of independent directors typically meets at least annually to discuss the investment adviser's contract and related fees. They said that they provide directors large amounts of information relevant to the investment management contract and fee schedule, and they include comparative fees paid by similar funds for these services. According to the adviser officials, independent directors typically review and deliberate on the information provided by the adviser before meeting with fund officials, consult with independent counsel on the terms of the proposed contract, and compare the fees they are being asked to approve with those of peer groups of funds. Adviser representatives depicted their funds' independent directors as tough negotiators who scrupulously review available information and then lower fees or refuse fee hikes when they feel such actions are warranted.

SEC examinations we reviewed cited few deficiencies relating to directors' role in evaluating fees. According to an SEC official, SEC examines all mutual fund families within a 5-year cycle. In our review of SEC examinations of 16 fund advisers conducted between 1995 and 1999, we found 3 instances citing deficiencies related to the directors' role in reviewing fees. Two stated that minutes of board meetings failed to indicate that certain factors had been reviewed or discussed, and one found that the directors for two funds in a particular family had not received information on certain expense information when they approved their investment advisory agreements.

Some Officials Criticized Directors' Effectiveness in Overseeing Fees

Various industry participants criticized mutual fund directors' effectiveness in overseeing fees charged for operating their funds. A primary criticism of mutual fund directors is that they lack sufficient independence and knowledge to effectively oversee the fund adviser's activities and fees. Such allegations have appeared in various press and magazine accounts. In addition, some of the industry participants we contacted raised similar criticisms. A private money manager told us that because a fund's investment adviser or an affiliate usually manages the fund, its independent directors cannot be truly autonomous in negotiating adviser fees and contracts. According to an industry analyst, a general lack of experience with mutual fund operations prevents independent directors from being as effective as they could be in keeping fees down. Because of their inexperience, the independent directors will often defer to the opinions of the interested directors, who are also employees of the adviser, during the deliberations of the board.

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the Gartenberg standards, such practices do not contribute to lower fees.

SEC and ICI Proposed Reforms to Increase Director Independence and Knowledge

In response to criticism that independent directors on mutual fund boards may not be sufficiently independent of the adviser, SEC and ICI took steps to examine ways in which independent directors might be more autonomous.[20] In February 1999, SEC conducted 2 days of public discussions, with various industry participants and critics evaluating independent directors' responsibilities and ways in which they could more effectively carry them out. Shortly thereafter, ICI assembled an advisory group to identify and recommend best practices for fund boards to consider adopting.[21] In addition, in response to the SEC chairman's call for improved fund governance, a Mutual Fund Director's Education Council, chaired by a former SEC chairman and administered by Northwestern University, has been formed. The Council intends to foster the development of programs to promote independence and accountability in fund boardrooms.

In October 1999, SEC promulgated proposed rules to enhance the independence of certain mutual fund boards. SEC noted in its introduction to the proposed rules that in order to truly enhance the effectiveness and independence of all fund directors, the Investment Company Act would need to be amended, but SEC's recent attempts to achieve such changes by legislation were never enacted. As a result, SEC's proposal applies to funds that rely on exemptions granted by SEC of certain statutory conflict of

[20] In 1992, SEC staff conducted a study of the regulation of investment companies to determine whether existing regulations imposed unnecessary constraints on funds and whether there were gaps in investor protection. As a result of this study, the staff recommended that the act be amended to require that the minimum proportion of independent directors be increased from 40 percent to a majority, that independent director vacancies be filled by the remaining independent directors, and that independent directors be given the authority to terminate advisory contracts. Notwithstanding the SEC staff recommendations, the legislation was never enacted.

[21] Enhancing a Culture of Independence and Effectiveness, ICI (Washington, DC: Jun. 24, 1999.

interest prohibitions.[22] According to SEC officials, almost all funds rely on one or more of these rule exemptions, and thus the proposal would apply to virtually all funds.

Under SEC's proposal, funds relying on any of these exemptions would be required to have independent directors who constitute either a majority or a super-majority (two-thirds) of their boards and who select and nominate other independent directors. In addition, if the independent directors use legal counsel, such counsel would be required to be separate from that used by the fund's adviser.

SEC's proposed rule amendments also would require funds to provide additional information to investors about fund directors. Under the proposal, funds would be required to provide investors with basic information about the identity and business experience of the directors, the extent to which the directors own shares of funds within the fund family, and any potential conflicts of interest.

These proposed rule amendments may not significantly affect the level of fees in the mutual fund industry. First, the rule proposals focused on enhancing director effectiveness and do not specifically address fees. SEC officials acknowledged that most funds already have a majority of independent directors on their boards. Officials at the 15 fund advisers we contacted also told us that the requirements they place on their boards already meet SEC's proposed changes. Most of them indicated that a majority of their boards are independent directors, they set their own compensation, and they nominate and select new independent members. In addition, they have separate outside counsel and advisors to help them evaluate the fees and contracts they are responsible for negotiating in the shareholders' best interests.

Others argue that even though many funds have these requirements in place, they should be required for all funds so that all investors have consistent protections. Some commenters to the proposed rule amendments stated that the proposed changes are burdensome and that SEC is attempting to do by regulation what it has been unable to achieve through legislation. Others claim that the proposal is a necessary measure to provide investors consistent protection. As of May 16, 2000, the amendments in the proposal had not yet been adopted.

[22] Examples of these exemptive rules include Rule 12b-1, which permits the use of fund assets to pay distribution expenses; Rule 17a-8, which permits mergers between certain affiliated funds); and Rule 18f-3, which permits funds to issue multiple classes of voting stock.

Conclusions and Recommendations

Conclusions

Because of the unavailability of comprehensive data on costs advisers incurred operating mutual funds, we were unable to determine to what extent the growth in mutual fund assets during the 1990s provided advisers the opportunity to reduce fund expense ratios. We found that many large funds had reduced their operating expense ratios between 1990 and 1998, with the average fee among the largest stock funds declining by 20 percent. However, not all funds reduced their fees, including some that had grown by more than 500 percent during that period. These results also reflect the largest funds, whose advisers were most likely to have experienced economies of scale that would have allowed them to reduce these funds' expense ratios. In addition, our sample consisted primarily of the largest and fastest growing funds in the industry and thus may not reflect the characteristics and the trend in fees charged by other funds.

We also found certain limitations in the mechanisms that regulators currently rely on to influence fee levels. As with other financial products, regulators rely on competition as means of setting prices for products and services. However, competition in the mutual fund industry is not generally price-based and thus may not be strongly influencing fee levels.

Regulators also rely on fee disclosures to inform investors of the fees that funds charge. The information that is disclosed in mutual fund prospectuses and annual reports allows investors to compare the relative fees and expenses charged by differing funds. However, while mutual fund statements show the dollar amounts of any transaction fees deducted from shareholder accounts, they do not disclose the actual dollar amounts of each investor's share of the fund's operating expenses. Some officials we interviewed acknowledged that such information would reinforce the fact that investors are paying for mutual fund advisers' services. Including the dollar amount paid in fees along with each investor's account value would also put mutual fund statements on comparable footing with that of other financial services whose specific charges also routinely appear in confirmation and account statements. Fees stated in dollar terms, considered in conjunction with other relevant information such as investment goals, could spur investors to evaluate the services they receive from their funds in exchange for the fees being charged and to compare their funds' services and fees with those of other funds with similar investment objectives. Prominently and regularly disclosing to investors the specific dollar amount of operating expense fees each investor pays could also encourage more fee-based competition among fund advisers, as has occurred with brokerage commissions and other financial services.

To produce such information, fund advisers may have to make changes in their account management systems to collect and calculate information that is not currently maintained. Advisers and certain broker-dealers whose customers invest in mutual funds would also incur both one-time and ongoing costs. However, estimates for these costs did not appear to be inordinately high—with some estimates generally indicating that such costs might be a few dollars or less per investor. In addition, industry participants have already identified alternative, less costly, ways of calculating the dollar amount of fees paid by individual fund investors, such as by multiplying a fund's share value by its expense ratio and an average of the number of shares held by an investor during the prior period rather than by maintaining information on each investors actual daily share of expenses.

Another alternative means of disclosing dollar amounts of operating expense fees paid on individual investor statements would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Regulators also rely on mutual fund boards of directors to serve as a check on the fees charged by the funds they oversee. Currently, fund directors annually review the fees of the funds they direct and, among other things, generally maintain their funds' fees within a reasonable range of fees charged by other funds. Opinions about fund directors' effectiveness varied, and regulators are taking steps to increase directors' independence from their funds' advisers. However, these steps are not likely to have a significant impact on fees because most funds already have many of the proposed reforms in place and their purpose is to generally enhance director effectiveness and did not specifically address fees. Our analysis of the largest funds' fees, which showed higher fee funds migrating to lower fee levels while lower fee funds generally retained their levels, is consistent with assertions that mutual fund directors are choosing to keep fees at a level comparable to those of other funds. Whether this level is appropriate for the industry is not known.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, we recommend that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency and Industry Comments and Our Evaluation

We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments from SEC were incorporated into this report as appropriate.

Overall, each of the commenting organizations agreed that our report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials raised several issues about our report. ICI's letter notes that although promoting investor awareness of the importance of fund fees is a priority for ICI and its members, ICI officials had reservations about the account statement recommendation that investors periodically receive information on the specific dollar amounts of the fees deducted from their mutual fund accounts. Their concern was that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

We agree with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing between funds prior to investing. The additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on our observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

We do not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

Customers who place money in savings accounts, bank certificates of deposit, or bonds are not purchasing investment management or financial transaction services as are mutual fund investors. Thus, customers placing money in those other investment or savings products are generally told what the nominal returns will be, regardless of how the firm providing the product will use the customer's capital to conduct investment or operating activities intended to produce sufficient income to provide the promised rate of return to the customer. In such cases, customers are not entitled to the residual returns earned by their capital but instead are promised and paid a fixed return.

Furthermore, the fact that not all financial products provide information on all their charges to account holders does not reduce the likely usefulness of such information to the millions of mutual fund investors. Instead, independent evaluations of the usefulness of providing such information for those other products would be necessary to determine if similar disclosures would also benefit the users of those other products.

All three commenting organizations also generally questioned our finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that our draft report did not address the fact that mutual funds present performance net of expenses.

Our report notes that a mutual fund is required to disclose its performance net of fees and expenses; its performance is the primary basis upon which funds compete. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, our report also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis, resulting in greatly reduced charges for such services. Implementing our recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals we interviewed regarding the role of mutual fund directors in overseeing fees. The individuals we quoted were critical of the director practice of setting their funds' fees only in relation to the fees charged by other funds; however, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

We have added text to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments we cited, directors are primarily emphasizing such comparisons over the other factors they are also required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Furthermore, we recognize that a firm's comparison of the prices it charges with those its competitors charge is a legitimate and perfectly acceptable means for firms to evaluate their own business strategies. However, in the mutual fund industry, which competes indirectly on the basis of such charges, such comparisons may serve to maintain fees at a consistent level or allow them to be reduced only by amounts similar to those of other funds' reductions, as the individuals we interviewed stated. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers the opportunity to reduce fees by even more.

Comments From the Securities and Exchange Commission

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



DIVISION OF INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2000

Thomas J. McCool
Director, Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, DC 20548

Re: GAO Draft Report
Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition

Dear Mr. McCool:

Thank you for the opportunity to comment on the General Accounting Office's draft report and assessment of mutual fund fees. The report provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that impact those fees. I commend the GAO for contributing to the public dialog about this important matter.

The report raises important issues concerning the impact of mutual fund fees on investors. The major conclusion of the report is that additional disclosure could help increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition by funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund expenses that the investor has borne.

We agree that investors need to be aware of and understand the fees that mutual funds charge. The question to be answered, however, is how best to accomplish that goal. As the report points out, there are advantages and disadvantages of the report's recommendation and alternatives that need to be considered. We welcome the report's recommendations and suggestions, and will consider them carefully.

As you know, Congress and the Commission have sought to protect investors from excessive fees in two ways. First, the securities laws require full and complete disclosure of fees so investors can make informed decisions. Second, the Investment Company Act establishes procedural safeguards relating to the corporate governance structure of funds to protect against potential conflicts of interest, including those involving fees. In this regard, the Commission has taken many steps in recent years to protect the interests of shareholders. Below we summarize the recent initiatives.

Thomas J. McCool
Page 2

Following this summary are our general comments and observations concerning various issues addressed in the report.

1. Recent Initiatives Relating to Mutual Fund Fees

A. Disclosure and Investor Education Initiatives

The primary focus of our disclosure effort has been to make fund fees and expenses more transparent to investors and to allow investors the ability to compare fees and expenses between different funds, as well as to educate investors about the importance of fees.

See comment 1.

In the 1980s, the Commission became concerned that the increasing variety of sales loads and other fund distribution arrangements could, unless uniformly presented, confuse investors. For that reason, since 1988 every mutual fund prospectus has included a fee table. The fee table is a uniform, tabular presentation that shows both charges paid directly by a shareholder out of his or her investment, such as front-end and back-end sales loads as well as recurring charges deducted from fund assets, such as management and rule 12b-1 fees. The fee table is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a hypothetical investment if he or she received a 5% annual return and remained invested in the fund for various time periods. The fee table is intended to present fund investors with expense disclosure that can be understood easily and that facilitates an investor's comparison of expenses among funds.

In 1998, the Commission required the fee table to be included in a new plain English risk/return summary that appears in the front portion of all prospectuses. The risk/return summary functions as a standardized "executive summary" of key information about the fund. As part of these changes, the Commission increased the investment amount illustrated in the fee table example from $1,000 to $10,000 to reflect the size of a more typical fund investment and to approximate more closely the amount of fees and expenses that a typical investor would expect to incur over time. The Commission also improved the method of presentation for several items included in the fee table, including temporary expense reimbursements, fee waivers, and certain account fees paid directly by shareholders.

Most recently, the Commission proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports. The proposal reflects the fact that taxes represent the largest single expense borne by many fund investors. Recent estimates suggest that taxes may reduce the average stock fund's total return by 2.5%, an amount larger than the expense ratios of most funds.

Although information about mutual fund fees has been made clearer and more readily available than in the past, the Commission remains concerned that many investors are not paying attention to information about fees. These concerns have prompted the Commission to mount an extensive investor education campaign to improve the financial literacy of investors. The Commission has published and posted on its website a brochure about investing in mutual funds that contains a section on the importance of fees. In town meetings and speeches to investors across the country. the Commission has emphasized the importance of fees in evaluating mutual fund investments. The Commission is a major sponsor of the Facts on Savings Campaign, a joint effort among government agencies, financial industry associations, and consumer organizations to help Americans of all ages and incomes to "get the facts" they need to save and invest wisely.[1] The campaign includes information about mutual funds and the importance of fund costs in determining the amount that will be accumulated for retirement or to meet other financial goals. In January of this year the Commission issued an investor alert that advises mutual fund investors to look at more than past performance, recommending, in particular, that they assess a fund's costs which can have an enormous effect on performance. To assist investors in assessing costs, the Commission posted on its website a Mutual Fund Cost Calculator, an innovative interactive web-based tool that investors can use to calculate the costs of mutual fund ownership. During the first quarter of 2000, the calculator averaged over 8,500 hits per month – making it one of the most frequented portions of the SEC website.

B. <u>Fund Governance Initiatives</u>

Because independent directors play such an important role under the Investment Company Act in approving the contract between the investment adviser and the fund, we have undertaken a series of initiatives to strengthen their ability to perform that role.

In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Participants included independent directors, investor advocates, executives of fund advisers, academics, and legal counsel. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." The Roundtable served to heighten the industry's awareness of the importance of directors in protecting the interests of shareholders.

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors. One proposal would require funds that rely on Commission exemptive rules to have independent directors that constitute at least a majority of board members. Although, as you point out, many fund boards currently have a majority of independent directors, our proposal would strengthen the governance for the remainder that do not. Taken together, the rule proposals (along with an accompanying interpretive release) are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen

[1] Other government agency sponsors include the Board of Governors of the Federal Reserve System, the North American Securities Administrators Association, and the Federal Trade Commission. Other financial industry and consumer sponsors include the American Association of Individual Investors, American Stock Exchange, Bank Securities Association, Certified Financial Planner Board of Standards, International Association for Financial Planning, Investor Protection Trust, National Association of Securities Dealers, National Investor Relations Institute, Securities Industry Association, and the Security Traders Association.

fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with greater information to assess directors' independence.

In June 1999, an advisory group of industry experts formed by the Investment Company Institute recommended a set of fifteen "best practices" for funds and their boards to consider.[2] Some recommendations were designed to enhance the independence of independent directors.[3] Other recommendations were designed to enhance the effectiveness of fund boards as a whole.[4]

Finally, in response to Chairman Levitt's call for improved fund governance, a Mutual Fund Directors Education Council has been created. The Council, chaired by former SEC Chairman David S. Ruder and administered by Northwestern University, will foster the development of programs to promote a culture of independence and accountability in fund boardrooms.

We believe that these mutual fund governance initiatives have and will continue to focus increased attention on the importance of directors performing their duties as effectively as possible, particularly in the critical areas of considering and approving the advisory contract and overseeing fund fee levels.

II. General Comments on the Report

A. Competition in the Mutual Fund Industry

Your report states that, "competition in the mutual fund industry is not generally price-based, and thus may not be strongly influencing fee levels...."[5] Although one certainly could argue that there should be more competition in the industry, it is hard to argue that there is an absence of price competition. The two largest fund groups are among the industry's low cost providers; and another large and well-funded low cost provider recently entered the industry. Low cost index funds have grown from less than 2% of stock fund assets in 1990 to 7% today. Directly marketed funds, which tend to have lower expenses, have increased their market share from 35% in 1990 to 46% today.

[2] *Report of the Advisory Group on Best Practices for Fund Directors*, Investment Company Institute, June 24, 1999.

[3] For example, independent directors should comprise at least two thirds of the board; obtain qualified counsel who is independent from the fund's adviser; and meet separately from management when evaluating advisory and underwriting contracts.

[4] For example, fund directors should invest in funds on whose boards they serve and should periodically evaluate the board's effectiveness. New fund directors should receive appropriate orientation and all fund directors should keep abreast of industry and regulatory developments.

[5] Executive Summary, p.6.

The fact that there are many non-price factors that appear to influence an investor's choice of a mutual fund (e.g., reputation of the adviser, historical performance, sales channel, level of customer service, investment objectives), so that fee and expense levels do not strongly influence this choice reflects typical behavior by consumers when they select financial services.

An additional factor not mentioned in the report is that, in addition to competing among themselves, mutual funds face strong competition from outside the fund industry. For example, due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds. Exchange traded funds, a new pooled investment vehicle sponsored by large brokerage firms and stock exchanges, offer low costs and the ability to buy and sell shares at any time during the day at the current market price. Advances in technology enable investment advisers and broker-dealers to extend individual account management services to customers with much smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund. These changes in the market place are likely to put further pressure on funds as they strive to remain competitive.

B. Analysis of the Largest Funds

The report correctly points out that existing studies regarding mutual fund fees reach somewhat contradictory conclusions and that some of these studies' methods have been questioned. Thus, the report describes the analysis that you conducted concerning trends in expense ratios based upon data concerning 77 of the largest mutual funds that grew faster than the average fund in the industry.

We note that your results show that asset growth usually resulted in lower expense ratios and are generally consistent with other data we have studied, which tend to confirm that so-called "economies of scale," at least in many cases, are being passed on to fund shareholders.

C. Mutual Fund Directors Required to Review Fund Fees

The report discusses the fact that, under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser. In your discussion of directors' effectiveness in fulfilling these duties, there are a couple of sentences in the report attributed to private money managers and others stating that directors can fulfill their obligations by ensuring that a fund's fees are within a range of similar funds. While these statements may be their personal opinions, we believe the statements are incorrect both as a matter of law and as a matter of practice.

As your report discusses in Chapter 6, case law concerning the obligations of directors in approving the advisory contracts requires directors to consider much more than whether the fees are within the range charged by other similar funds, including the nature and quality of services provided by the adviser, the advisor's costs, and any economies of scale from managing additional assets. Additionally, our inspections of funds confirm that directors generally are diligent in performing their obligations and do consider many factors in determining whether to approve an advisory contract. Moreover, we note that our corporate governance proposals would require fund registration statements to disclose the factors considered by fund directors when they approved the fund's contract with its investment adviser. We are concerned that a reader of your report may be misled as to how directors fulfill their obligations. Accordingly, we believe that the report should make clear that directors are required to consider more than what other funds charge, and in fact do so.

D. Expense Comparisons Among Funds

One important issue that is not discussed in the report relates to the difficulty of comparing the expense ratios of different funds. Sometimes all of the services provided as part of the process of investing in the fund are bundled into the fund's expense ratio. Other times, the expense ratio excludes the cost of certain services, such as marketing and/or financial advice, because they are paid separately by each individual shareholder.

For example, an investor who is very concerned about costs and willing and able to do his or her own financial planning would likely invest in a low cost fund. A second investor that is less knowledgeable and/or less price sensitive may prefer to pay extra money for more services. If this investor purchased a mutual fund after obtaining financial advice from a broker-dealer, insurance company, or bank, the fund's costs would likely be different because the advice might be paid for by payment of a sales load or a rule 12b-1 fee. If the purchase were made pursuant to a wrap fee program, the fund's costs would be lower because the advice would be paid for separately by the investor. Alternatively, this investor could pay separately for advice from a fee-only financial planner and then invest directly in a low cost fund.

E. Expense Comparisons to Other Financial Services

A major theme of the report is that mutual funds do not provide fee information comparable to that provided by other financial service providers.[6] In particular, the report notes that although customer fees for other financial services are often disclosed in specific dollar amounts, mutual fund shareholders do not receive information about the dollar amount of fund operating expenses attributable to their shares.

As noted in the report, mutual funds differ from most financial services with respect to the way in which services are delivered and paid for. Most financial services are provided by a financial firm (bank, securities firm, insurance company) directly to the

[6] Mutual funds are compared to bank deposit accounts, bank trust services, investment advisory services provided by individual investment advisers, wrap accounts, purchases of stocks, bonds and other securities, and purchases of real estate.

customer. Mutual fund services are provided by an entity (the fund) separate and distinct from the financial firm that is its sponsor. As a separate entity, the fund not only bears its own expenses, it is owned by the "customer."

We believe that the fee information provided by mutual funds and by other types of financial services is nevertheless, quite similar. Like other financial services, mutual funds provide information about the dollar amount of fees they charge directly to an individual account. For mutual funds, this includes sales loads, redemption fees, account fees, and other charges levied directly on shareholder accounts. For other financial service providers, this includes itemized fees on deposit accounts, brokerage commissions on stock transactions, fees charged by individual investment advisers, broker commissions on real estate transactions, and similar fees.

Like other financial services, mutual funds do not provide information about expenses incurred outside the account. For mutual funds, this includes the investment advisory fees and all other expenses paid out of fund assets. For other financial services, for example, this includes the spread between the gross amount earned by the financial service provider on customer funds and the net amount paid out to the customer.

F. Disclosure Concerning Fees Paid by Investors

See comment 2.

The Commission's approach to disclosure has been to ensure that investors receive information about fees that allows the investor to make an informed decision prior to making a purchase, as well as after becoming a fund shareholder. In addition to the information provided to a prospective investor before the purchase (as described above) the Commission's rules also require that investors receive ongoing information about expenses after they have made a purchase. First, investors receive annual and semi-annual reports that disclose the actual expense ratio of the fund. Second, investors receive an updated prospectus on an annual basis that includes a fee table and a fee example. The fee information in the prospectus is generally based upon actual fees that the fund paid in the prior year. While reports to shareholders and updates to prospectuses are mentioned in the report, we believe it should be noted that mutual fund investors under current regulations receive and have access to information on an annual basis which enables them to assess and understand the fees they bear and to effectively compare the fees of funds.

* * * * * * * * *

We recognize that investors need to be further educated about the fees and expenses that mutual funds charge. As part of our responsibilities in regulating mutual

Thomas J. McCool
Page 8

funds, we will consider the recommendations in your report very carefully in determining how best to inform investors about the importance of fees. Again, thank you for the opportunity to comment on your report.

Sincerely,



Paul F. Roye

The following are GAO's comments on the Securities and Exchange Commission's May 10, 2000, letter.

GAO's Comments

1. The Securities and Exchange Commission (SEC) described various changes since the 1980s to the fee disclosures that mutual funds are required to make. To acknowledge this, we have added a footnote to our discussion of the currently required disclosures that describes some of the changes made to these disclosure requirements over time.

2. SEC stated that our report should note that the current disclosure does provide investors with access to information on an annual basis that enables them to assess and understand the fees they bear and to effectively compare fees. We agree that disclosure of such information is currently required, and we have added additional language to our report to clarify that these disclosures are made annually. However, these disclosures present fund expense ratios as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account. Furthermore, these reports are provided to investors only semiannually. Although investors can use this information to compare among funds, the additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors the fact that they do pay for the services they receive from their mutual funds. The specific dollar amounts we recommend that funds disclose should also have the added immediacy of being unique to each investor and his or her account. By disclosing these additional dollar amounts on investors' quarterly account statements, funds will provide fee disclosures to investors more frequently than they currently do.

Comments From the National Association of Securities Dealers Regulation, Inc.

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



Thomas M. Selman
Vice President
Investment Companies/Corporate Financing

NASD Regulation, Inc.
1801 K Street, N.W., Suite 800
Washington, D.C. 20006-1500
202 728 8088
Fax 202 974 2732

May 8, 2000

Thomas J. McCool
Director, Financial Institutions and Markets Issues
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for allowing us the opportunity to comment on your draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition (April 19, 2000) (the "Report"). We have summarized in bullet form below our overall comments on the Report's recommendation, as well as certain technical comments on the Report. We would be happy to discuss our comments with you at your convenience.

As we have discussed, NASD Regulation shares your concern that some investors may "chase" performance, and we agree that investors also should consider fees, expenses and other issues when making an investment decision. We would be happy to work with you and your staff on these important policy questions.

I. Overall Comments on Report's Recommendation

- The Report concludes that "unlike many other financial products and services where the dollar amount paid by the customer is clearly and regularly disclosed, mutual fund disclosures do not include the actual dollar amounts of the fund fees individual investors pay."[1] Based on these conclusions, the Report recommends that the Securities and Exchange Commission and NASD Regulation, Inc. require mutual funds and certain broker/dealers to provide in periodic account statements "the dollar amount of mutual fund fees each investor paid . . . in addition to presently required fee disclosures."[2]
- The Report's recommendation raises several issues:

Now on p. 96.

Now on p. 97.

[1] See Report, Chap. 7, pp. 1-2.

[2] See Report, Chap. 7, p. 5.

Thomas J. McCool
May 8, 2000
Page 2

See comment 1.

- First, the Report seems to assume that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. In fact, funds impose these expenses at the entity level. Moreover, NASD member broker/dealers are generally required to send at least quarterly to all customers account statements that detail, among other things, all charges and debits imposed at the account level.

See comment 2.

- Second, the Report's recommendation may be difficult, if not impossible, to implement. Aside from the fact that mutual funds do not perform the shareholder-level accounting envisioned by the proposal, many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

See comment 3.

- Third, the Report seems to conclude that mutual fund markets are less than competitive because investors base their investment decisions more on performance than on the level of mutual fund fees. We share the concern that some investors may place too much reliance on past performance, and we agree that they also should consider other issues, such as a fund's fees and expenses. However, investors who focus solely on low expenses (such as some money market fund investors) may sacrifice performance that they might obtain if they were to consider other factors, such as a fund's investment objective and the quality of the fund adviser's investment management.

- Fourth, the Report seems to assume that other financial intermediaries provide full disclosure of itemized expenses that reduce the return on customers' investments. Rules governing these institutions may require them to provide certain disclosures in periodic account statements regarding account-level fees. However, these rules do not require disclosure of the dollar amount of operating expenses incurred at the entity level that reduce the return a customer earns on his or her investment. Similarly, the rules governing other unregistered collective investment vehicles, which operate analogously to mutual funds, do not require (and the GAO does not propose to require) disclosure of customer-specific entity-level expenses.

- Fifth, the Report does not address the fact that mutual funds present performance information net of expenses. Other financial intermediaries are cited as models for disclosure, without discussing the fact that these intermediaries frequently advertise performance numbers that do not reflect the fees charged to customers.

II. Other Technical Comments on Report

Now on p. 27; see comment 4.

- Chapter 1, page 7. The Report states that "NASD rules prohibit funds from charging a front-end load that exceeds 8.5 percent of the initial investment. Some mutual funds, known as 'no-load' funds, do not have sales charges." These sentences require some clarification.

Thomas J. McCool
May 8, 2000
Page 3

See comment 4.

- NASD Rule 2830 regulates NASD member broker/dealers that sell mutual funds, but does not regulate the funds themselves, since NASD Regulation has no jurisdiction over the mutual fund entities. Rule 2830(d) prohibits NASD member broker/dealers from offering or selling shares of any mutual fund or unit investment trust if the sales charges of such funds are deemed excessive under the rule. Additionally, the maximum permissible front-end and deferred sales load varies depending on certain factors, such as whether the fund offers certain rights of accumulation and quantity discounts, and whether the fund imposes an asset-based sales charge or service fee.

- Rule 2830(d)(3) prohibits NASD members from describing a mutual fund as "no load" or as having "no sales charge" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed 0.25% of average net assets per annum.

Now on p. 29; see comment 5.

- Chapter 1, page 11, footnote 7. We understand that the effective date of the Gramm-Leach-Bliley Act provisions that eliminate the bank exclusion from the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934 is May 12, 2001 (not March 12, 2001).

Now on p. 42; see comment 6.

- Chapter 2, page 21, footnote 11. The Report's estimate of mutual fund adviser revenues was obtained by multiplying fund assets by operating expense ratios. Many mutual funds have waived various expenses, including adviser fees, for various reasons. If this estimate does not take into account fee waivers, it may be inaccurate.

Now on p. 74; see comment 7.

- Chapter 5, pages 16-17. In the third full paragraph on page 16, the Report discusses "Table 5.4" (which we believe should refer to Table 5.2) as showing the "two . . . primary distribution methods used by fund advisers." A fund investment adviser usually does not directly distribute fund shares. A mutual fund distributor, which is a registered broker/dealer, generally performs this function.

Again, we appreciate the opportunity to comment on the Report. Please feel free to contact me if you would like to discuss these comments further.

Sincerely,



Thomas J. McCool
May 8, 2000
Page 4

cc: Cody Goebel
U.S. General Accounting Office

R. Clark Hooper
Thomas A. Pappas
Joseph P. Savage
NASD Regulation, Inc.

John H. Komoroske
NASD, Inc.

The following are GAO's comments on the National Association of Securities Dealers Regulation's May 8, 2000, letter.

GAO's Comments

1. The National Association of Securities Dealers Regulation, Inc. (NASDR) commented that our draft report assumed that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. NASDR stated that, instead, funds impose these expenses at the entity level. In addition, it noted that NASD member broker/dealers are generally required to send all customers, at least quarterly, account statements that detail, among other things, all charges and debits imposed at the account level.

We have added language to both the Executive Summary and chapter 5 that clarifies that shareholder account statements do show amounts deducted directly from shareholder accounts, such as transaction charges and sales loads. However, the statements do not show in dollars each investor's share of the operating expenses that were deducted from the fund. In chapter 5 we mention that NASDR rules require quarterly statements.

2. NASDR stated that our recommendation may be difficult, if not impossible, to implement. It stated that mutual funds do not perform the shareholder-level accounting envisioned by the proposal and that many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

From discussions with operational staff at various mutual fund advisers and broker dealers, we learned that although such information is not currently calculated, compiling and making the calculations necessary to report to individual investors is feasible. As we discussed on page 79 of chapter 5, producing such information will require some additional programming and will entail some development and ongoing costs to fund advisers and broker dealers, but the estimated costs did not appear to not be prohibitive. On the basis of these discussions, we believe that SEC and NASDR can determine a cost-effective way for funds and others who maintain shareholder accounts to provide this information to shareholders.

3. NASDR commented that if our recommendation results in investors focusing solely on identifying funds with low expenses, such investors may sacrifice the performance that they might obtain if they were to consider other factors, such as a fund's investment objectives and the quality of the fund adviser's investment management.

As we stated in the conclusions to this report, investors should evaluate a fund's expenses in conjunction with their own investment goals and objectives. A reasonable approach may be for investors to first determine what types of funds they wish to invest in on the basis of the their tolerance for risk and the types of markets or securities invested in by the fund. After determining a desired fund category type, the investors could then evaluate the relative fees, expenses, and services provided by funds within each investment category.

Adequate disclosure is one of the primary goals of the securities laws. Withholding such specific information from investors because it could potentially be used inappropriately would not be consistent with the spirit of these laws. We would anticipate that funds would likely include explanatory materials with the disclosures we recommend to better ensure that investors evaluate the specific operating expense fee dollar amounts in context with their investment objectives and other information relevant to the fund.

4. We have changed the language noted in chapter 1 to clarify that NASDR regulates broker-dealers and not the funds. We also added footnotes stating that maximum permissible sales loads vary depending on certain factors, such as whether the fund imposes an asset-based sales charge or service fee; and stating the required conditions for a no load mutual fund.

5. We corrected the effective date of the applicable Gramm-Leach-Bliley Act provisions to May 12, 2001.

6. We calculated our estimates of fund adviser and service provider revenue by multiplying fund expense ratios by fund assets. These estimates used the net expense ratios reported by the funds in our sample, which exclude the amounts of any fund operating expenses that may be waived by the fund adviser.

7. In chapter 5, we corrected the table number to table 5.2 and changed wording in the sentence to reflect that direct sales are made by a fund, either through an internal or external sales force, and not the fund adviser.

Comments From the Investment Company Institute

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



INVESTMENT COMPANY INSTITUTE

MATTHEW P. FINK
PRESIDENT

May 3, 2000

Thomas J. McCool
Director, Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for providing us with the opportunity to comment on GAO's draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition. The draft report's analysis of several issues associated with mutual fund fee levels makes a valuable contribution to this important subject.

The draft report's single most important finding is that mutual fund fee levels generally have declined during the nine-year period studied by the GAO. For example, the draft report notes that 85 percent of the large equity mutual funds examined reduced their total expense ratios, and that these reductions averaged 20 percent. In addition, the draft report indicates that mutual fund fee levels reflect economies of scale that can arise when a fund's assets grow. Of the mutual funds GAO reviewed that experienced significant asset growth in the 1990s, 89 percent reduced their fee levels. GAO's conclusions as to both trends in fee levels and economies of scale are consistent with the results of academic studies, as well as with a series of research reports prepared by the Institute during the last two years.

Our overall view is that the draft report does a commendable job of addressing important and complex topics. The comments set forth below represent suggestions about how certain elements of the draft report could be clarified or strengthened.

Competition Based on Performance Leads to Competition Based on Fees

See comment 1.

We agree with the draft report's conclusion that the mutual fund industry is highly competitive, with low levels of concentration among existing fund companies and low barriers to entry for new ones. The draft report notes in several places that mutual funds compete primarily on the basis of investment performance. Less prominent attention is given to the fact that by law, mutual fund performance results must be calculated after fees and expenses are deducted. Because of this requirement, investors who consider a fund's performance when making investment decisions are indirectly taking into account the impact that fees can have on a fund's returns. This indirect consideration of fees through performance appears to be highly relevant to shareholders' investment decisions. As of year end 1999, more than 78 percent of shareholder accounts and 86 percent of shareholder assets were invested in equity mutual funds

1401 H STREET, NW • WASHINGTON, DC 20005-2148 • 202/326-5801 • FAX 202/326-5806 • EMAIL fink@ici.org

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 2

that charged less than the industry average. Moreover, in recent years, the typical equity fund investor has paid annual fees that were about one-third less than the average equity fund charged, indicating a strong investor preference for lower-cost funds.

Equally important, because funds compete fiercely on the basis of net performance, they have an incentive to keep fee levels as low as possible. A small difference in performance can affect a fund's competitive standing, which in turn substantially impacts the fund's ability to attract additional investments. The report would, in our view, better reflect both the competitive nature of the market and shareholder behavior if these facts were included.

Fund Advisers' Revenues are not Equivalent to Total Fee Revenues

See comment 2.

Our second comment arises from the draft report's apparent assumption that "total fee revenues" are the same as the revenues of fund investment advisers. The ICI data on "total fee revenues" (from which this observation is drawn) includes fees paid not only to fund investment advisers, but also to third parties, such as shareholder servicing, 12b-1 and custodial fees. These fees cannot accurately be described as revenues of the adviser. More important, data from various fund information providers indicates that advisory and administrative fees received by fund advisers are diminishing as a percentage of total fee revenues, and now typically account for only 50 to 60 percent of total annual fund expenses. This fact appears to significantly impact the draft report's observations about fund asset and adviser revenue growth rates. The draft report suggests that these growth rates have been similar for the past decade. Instead, a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Mutual Fund Directors Have Contributed to Broad Based Fee Reductions

See comment 3.

Third, the draft report lists many of the legal duties of mutual fund directors in overseeing fees. These governance responsibilities are unique, go well beyond what is expected of typical corporate directors, and were specifically designed by the authors of the Investment Company Act to provide safeguards for fund shareholders. Because fund directors play such an important role in fund governance, we believe additional discussion of these qualities is merited. We are not aware of any other competitive industry – in the world of financial services or outside it – in which a firm is required to have an independent body annually review the "price" the firm wishes to charge for its products or services. One individual apparently suggested to GAO staff that fund directors have served to increase rather than reduce fee levels, contending that directors only consider the fees charged by similar funds. This individual's claim was presented without any supporting evidence, and is contradicted directly by the applicable legal standards governing the work of directors. These legal standards require directors, as fiduciaries, to always act on shareholders behalf and to consider carefully a broad range of specific factors when reviewing fees. The claim also overlooks the fact that fund advisory fees can only be increased if approved by the fund's shareholders, as well as by the directors, including a majority of the independent directors. Finally, the individual's claim is contradicted by the various studies, now including GAO's draft report, that show mutual fund fees declining. GAO's data shows that 70 percent of the largest mutual

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 3

funds reduced their total operating expense ratio between 1990 and 1998. As noted earlier, of the funds in this group that experienced significant asset growth in the 1990s, 89 percent experienced fee reductions.

Mutual Fund Fee Disclosure Is Unsurpassed

See comment 4.

Fourth, an area that should be clarified is the draft report's assessment of the disclosure practices of competing financial services products. The draft report asserts that, unlike mutual funds, most other financial services disclose "specific dollar amounts of all fees paid." With all due respect, we do not believe that this assertion is supportable. To cite just two types of financial services listed in the draft report, we are not aware of any bank in the country that discloses to depositors the amount of the spread that the bank earns on a depositor's balances in savings and checking accounts. We are also not aware of any brokerage firm that discloses routinely the mark-up charged to investors when selling securities. And we are not aware of any other financial product that, like mutual funds, is required to aggregate all of its fees in order to promote comparability and easy understanding.

We believe very strongly that the mutual fund fee table provides the most comprehensive and understandable disclosure of fees in the financial services world. The fee table – which must be prominently presented in the front of every fund prospectus – was recently made even simpler for investors by the Securities and Exchange Commission following the most exhaustive field-testing ever undertaken by that agency. The fee table lets fund investors easily compare all of the costs of competing mutual fund investments on an apples to apples basis. We believe the draft report should reflect the SEC's significant efforts in this area.

In our view, mutual funds disclose far more than other financial products because they provide investors with a precise expense ratio, which allows for exact cost comparisons of annual fees for thousands of competing mutual funds. Funds also provide investors with a standardized hypothetical, which shows in dollars and cents the exact impact that a fund's annual fees and sales charges will have on a $10,000 investment over 1, 5 and 10 year periods. No other financial product provides disclosure that is this comprehensive, and we were disappointed to see the draft report suggests otherwise.

Requiring Even More Fee Disclosure Could Be Counterproductive

Finally, notwithstanding the decline in fund fee levels and the shareholder preference for lower cost funds noted earlier, the draft report states that additional government regulation is needed to make investors more aware of mutual fund fees. The draft report states that awareness of fund fees might be heightened if fund companies were required by the SEC or NASD Regulation to include customized fee information on shareholder account statements.

Promoting investor awareness of the important role fees can play in long term financial planning is a priority for the Institute and its members. We have a long history of supporting investor awareness proposals and will continue to do so, but we have reservations about the account statement recommendation. Our reservations stem from our concern that this

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 4

requirement could erode the value of the standardized, all-inclusive fee information in the prospectus and thus impede informed assessments of fee levels at competing funds. Paradoxically, this could diminish rather than enhance investors' overall understanding of fund fees.

The Institute appreciates the opportunity to offer comments on a few of the more significant issues in the draft report. As noted in your letter, we would welcome the chance to meet with you to provide additional comments.

Very truly yours,



Matthew P. Fink

The following are GAO's comments on the Investment Company Institute's May 3, 2000, letter.

GAO Comments

1. The Investment Company Institute (ICI) notes that our report indicates that mutual funds compete primarily on the basis of investment performance but gives less prominent attention to the fact that mutual funds disclose their performance after fees and expenses have been deducted. ICI states that as a result, investors who consider performance are indirectly taking into account the impact of fees on returns. ICI also states that this indirect consideration appears to be highly relevant to shareholder investment decisions because, as of year-end 1999, more than 78 percent of shareholder accounts and 86 percent of shareholder assets were invested in equity mutual funds that charged less than the industry average. Finally, ICI states that by competing on the basis of net performance, funds have an incentive to keep fee levels as a low as possible because small differences in performance can affect a fund's competitive standing.

At the beginning of each discussion of how funds compete, our report notes that funds are required to disclose performance net of fees. However, competition on the basis of net returns may or may not be the same as competition on the basis of price, and such indirect competition may not result in the same level of fees as could likely result from more direct fee-based competition. As we noted in chapter 5 of the report, the charges associated with other financial services, such as bank checking accounts and stock brokerage, which are generally disclosed in dollar terms to the users of these services, have been subject to vigorous competition directly on the basis of these costs, which has resulted in lower charges for many consumers. In addition, we noted that loads, which are disclosed in investor statements, have also declined over time. In addition, because past performance is not an indication of future returns, relying on such disclosures alone would not be sufficient for ensuring that adequate competition is occurring on that basis.

The statistics that ICI cites in its letter regarding the majority of mutual fund shareholders invested in funds charging fees lower than the industry average is based on a calculation of the simple average fees charged by funds in the industry. As we note in chapter 3 of our report, calculations using simple averages of mutual fund fees are biased upwards by the growing proportion of new funds, funds investing in foreign securities, and other funds that tend to have higher expense ratios than older funds investing in domestic securities. Therefore, finding that most investors are invested in funds charging less than such an average is not sufficient evidence to indicated that fund investors overall are highly fee-conscious, particularly in light of surveys we reviewed that indicated that investors generally considered fees to be less important than other factors in making their investment decisions. In addition, although ICI's studies reported that some investors are increasingly investing in lower fee funds does not obviate the need for more explicit disclosure of fees and the increased competition that could result.

2. ICI noted that our draft report assumed that total fee revenues were the same as the revenues of fund investment advisers. ICI states that the expense ratios deducted from fund assets include amounts that are used to compensate not only the fund adviser but also other entities for shareholder servicing, marketing (12b-1 fees), and other services. ICI's letter also notes that adviser fees now typically account for 50 to 60 percent of fund expense ratios. It further states that the report suggests that the growth rates of fund assets and adviser revenues have been similar in the 1990s. ICI indicates that a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Although our report previously acknowledged that the expense ratio includes fees charged for various purposes, we have added additional text where appropriate to indicate that the fees deducted from fund assets represent revenue to more entities than just the fund advisor. However, all fees, regardless of which entities receive them as revenue, are deducted from investor assets; thus, our overall conclusion that such fees and assets grew at comparable rates remains accurate.

3. ICI commented that the duties that mutual fund directors have regarding the fees funds charge exceed those of typical corporate directors. ICI emphasized that these duties are unique and were specifically designed to provide safeguards for fund shareholders. ICI notes that one of the individuals with whom we spoke about mutual fund directors appears to have suggested that mutual fund directors' activities may be serving to increase fees by evaluating a fund's fees in light of those charged by other funds. ICI states that directors, as fiduciaries, are legally required to act on shareholders' behalf and to consider a broad range of specific factors when reviewing fees. ICI indicates that the individual's claim is also contradicted by various studies, including our own, that found fees have declined.

ICI has identified various duties placed on mutual fund directors that exceed those of the directors of a typical corporation, and we have added a footnote in chapter 6 to acknowledge these additional responsibilities. However, as our report points out, these additional duties, particularly those related to the approval of the advisor's contract and its fees, arise because of the potential conflicts of interest between fund shareholders and the adviser. As a result, the independent directors are required to review and approve the fund's contract and fee arrangement with the adviser.

Congress intended that the independent directors of mutual funds serve as a check on the adviser because of the conflicts between the interests of the adviser and fund shareholders. However, the critics of fund directors whose comments we cited are of the opinion that directors are placing primary emphasis on comparing their funds' fees to those of other funds rather than the other factors that directors are required to consider as part of their fee reviews. Therefore, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers with the opportunity to reduce fees by even more than they had. Furthermore, a firm comparing the prices it charges its customers to those charged by competitors is a legitimate and perfectly acceptable means for such firms to evaluate their own business strategies. However, in an industry that only indirectly competes on the basis of such charges, such an activity may serve to maintain fees at a consistent level or allow them to be reduced only to the extent that other funds reduce theirs, as the individuals we interviewed stated.

4. ICI commented that the assertion in our report that unlike mutual funds, most other financial services disclose the specific dollar amounts of all fees paid is unsupportable. As an example, ICI states that no bank it is aware of discloses to depositors the amount of the spread that the bank earns on a depositor's balances in checking or savings accounts. ICI states that the fee disclosures required of mutual funds are the most comprehensive and understandable in the financial services world. It also notes that these disclosures have been recently made simpler by the Securities and Exchange Commission.

We agree with ICI that the currently required disclosures are comprehensive and reasonably understandable. In response to this comment by ICI and others on the draft report, we have added a footnote that discusses some of the recent changes to the disclosures we describe in our report.

Although the disclosures that mutual funds make are comprehensive and useful for investors in comparing the relative fees charged by different funds, the information in them discloses fees in percentage terms and uses hypothetical examples, which are less direct indications of the specific prices charged to any one investor. In our report, we cite five examples of other common financial services or transactions with which most mutual fund investors are also likely to be familiar, such as checking accounts, stock brokerage, or bank trust services. These services disclose in periodic statements the specific fees in dollars charged to customers. As we point out, mutual funds do not similarly provide specific dollar amounts of charges on the periodic statements they provide to individual investors.

GAO Contacts and Staff Acknowledgments

GAO Contacts

Thomas J. McCool, (202) 512-8676
Cody J. Goebel, (202) 512-7329

Acknowledgments

In addition to those named above, Michael Burnett, Suzie Bright, Melvin Thomas, Darlene Wall, and Desiree Whipple made key contributions to this report.

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(233592)

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

JENNIFER L. KASILAG, LOUIS MELLINGER, JUDITH M. MENENDEZ, JACQUELINE M. ROBINSON, and LINDA A. RUSSELL, et al., Plaintiffs, v. HARTFORD INVESTMENT FINANCIAL SERVICES, LLC, Defendant.	Civil Action No. 11-cv-1083 (RMB) (AMD)

ANSWER AND AFFIRMATIVE DEFENSES TO SECOND AMENDED COMPLAINT

Defendant Hartford Investment Financial Services, LLC ("Defendant" or "HIFSCO") answers Plaintiffs' Second Amended Complaint as follows. Except as otherwise expressly admitted, HIFSCO denies each and every allegation in paragraphs 1 through 258 of the Second Amended Complaint (the "SAC"), including, without limitation, the headings, subheadings, tabular illustrations, footnotes, and exhibits contained in the SAC. To the extent that any response is required to headings or other unnumbered paragraphs in the SAC, HIFSCO denies all allegations contained therein. HIFSCO expressly reserves the right to amend and/or supplement its Answer.

I. NATURE OF THE ACTION

1. The allegations of Paragraph 1 contain Plaintiffs' characterization of the SAC to which no response is required. To the extent a response is required, HIFSCO denies the allegations in Paragraph 1.

SZAFERMAN, LAKIND, BLUMSTEIN &
BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, New Jersey 08648
By: Robert L. Lakind
Arnold C. Lakind
Telephone: (609) 275-0400
Fax: (609) 275-4511

LEVY, PHILLIPS & KONIGSBERG, LLP
800 Third Avenue, 11th Floor
New York, New York 10022
By: Moshe Maimon
Telephone: (212) 605-6200
Fax: (212) 605-6290

Attorneys For Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

JENNIFER L. KASILAG, LOUIS MELLINGER, JUDITH M. MENENDEZ, JACQUELINE M. ROBINSON, LINDA A. RUSSELL, AND DENNIS RUSSELL, ON BEHALF OF AND FOR THE BENEFIT OF THE HARTFORD GLOBAL HEALTH FUND, THE HARTFORD CONSERVATIVE ALLOCATION FUND, THE HARTFORD GROWTH OPPORTUNITIES FUND, THE HARTFORD INFLATION PLUS FUND, THE HARTFORD ADVISERS FUND, AND THE HARTFORD CAPITAL APPRECIATION FUND,

Plaintiffs,

vs.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC,

Defendant.

Case Number: 1:11-cv-01083-RMB- KMW

SECOND AMENDED COMPLAINT

DEMAND FOR JURY TRIAL

SECOND AMENDED COMPLAINT

Plaintiff JENNIFER L. KASILAG ("Kasilag"), whose street address is 35 Oklahoma Trail, Hopatcong, New Jersey, 07843, Plaintiff LOUIS MELLINGER ("Mellinger"), whose street address is 28 Mockingbird, Hackettstown, New Jersey, 07840, Plaintiff JUDITH M. MENENDEZ ("Menendez"), whose street address is 93 Eyland Avenue, Succasunna, New Jersey, 07876, Plaintiff JACQUELINE M. ROBINSON ("Robinson"), whose street address is 45 Livingston Road, Morristown, New Jersey, 07960, Plaintiff LINDA A. RUSSELL ("L. Russell"), whose street address is 52 Birch Ridge Road, Blairstown, New Jersey 07825, and Plaintiff DENNIS RUSSELL, ("D. Russell") whose street address is 52 Birch Ridge Road, Blairstown, New Jersey 07825 (collectively, "Plaintiffs") bring this action on behalf of and for the benefit of: the Hartford Global Health Fund[1], the Hartford Conservative Allocation Fund, the Hartford Growth Opportunities Fund, the Hartford Inflation Plus Fund, the Hartford Advisers Fund, and the Hartford Capital Appreciation Fund (collectively, the "Hartford Funds"), and sue Hartford Investment Financial Services, LLC ("Defendant" or "HIFSCO"), an indirect wholly-owned subsidiary of Hartford Financial Services Group, Inc. ("HIG"), a company having shares listed on the New York Stock Exchange.

I. NATURE OF THE ACTION

1. This action is a derivative action brought by the Plaintiffs, for the benefit of, and on behalf of, the Hartford Funds, pursuant to Section 36(b) of the Investment Company Act of 1940 ("ICA"), as amended 15 U.S.C. § 80a-35(b) (hereinafter Section 36(b) or "§ 36(b).")

2. ICA § 36(b), 15 U.S.C. § 80a-35(b), provides that an investment manager to a mutual fund acts in a fiduciary capacity when it charges a mutual fund fees for its advisory

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[1] Effective August 5, 2011, the "Hartford Global Health Fund" was re-named the "Hartford Healthcare Fund."

services, and thus authorizes a security holder of a mutual fund to sue the adviser to such fund to recover any compensation received by the adviser in breach of its fiduciary duties.

3. The Hartford Mutual Funds, Inc. ("HMF") is an open-end management investment company registered under the ICA, 15 U.S.C. § 80a-1, *et seq.*, comprised of various mutual funds, including the Hartford Global Health Fund, the Hartford Conservative Allocation Fund, the Hartford Advisers Fund, the Hartford Inflation Plus Fund, and the Hartford Capital Appreciation Fund, each of which is a separate investment portfolio or mutual fund. *See* Tables I and II.

4. The Hartford Mutual Funds II, Inc. ("HMFII") is an open-end management investment company registered under the ICA, 15 U.S.C. § 80a-1, *et seq.*, comprised of various mutual funds, including the Hartford Growth Opportunities Fund, each of which is a separate investment portfolio or mutual fund. *See* Tables I and II.

5. HIFSCO serves as the investment manager/adviser to each of the Hartford Funds and is sued in this Second Amended Complaint ("SAC") based on its misconduct related to its wrongful receipt of fee income in violation of Section 36(b) of the ICA.

6. HIFSCO derived and continues to derive revenues in the form of fees for what it claims to be the provision of investment management services and distribution services to the Hartford Funds. In particular, HIFSCO receives fee compensation from each of the Hartford Funds and earns investment management fee revenues by allegedly providing investment advisory services pursuant to investment management agreements with each Hartford Fund. HIFSCO also improperly derived and continues to derive revenue by charging excessive 12b-1 distribution fees. HIFSCO is sued in this SAC based on its misconduct related to its wrongful receipt of fee income in violation of Section 36(b) of the ICA.

7. The Plaintiffs, who own shares of the Hartford Funds, allege that the investment management fees charged to each of the Hartford Funds by HIFSCO, the funds' investment manager, breached HIFSCO's § 36(b) fiduciary duty to the Hartford Funds with respect to such compensation as demonstrated by, *inter alia*: (a) the nature and quality of services provided to the Hartford Funds and their security holders in exchange for the investment management fees, including the fact that HIFSCO subcontracts out most of the management services, yet still charges, in all cases, an investment management fee that exceeds the fee paid to the Hartford Funds' sub-advisers,; (b) the failure of the Hartford Funds' Boards of Directors to exercise the requisite level of care and conscientiousness in approving the investment management agreements and the fees paid pursuant thereto; (c) the failure of HIFSCO to provide the Hartford Funds' Boards of Directors with all information reasonably necessary to evaluate the terms of the investment management agreements with respect to each Hartford Fund; (d) the level of the fees as compared to those charged by HIFSCO or its affiliates to institutional accounts, including non-mutual fund customers; (e) the fees other mutual fund advisers charge for similar services to similar mutual funds; (f) the failure of HIFSCO to adequately pass economies-of-scale savings on to the Hartford Funds and their security holders, and the retention of those economies-of-scale savings by HIFSCO; and (g) HIFSCO's costs and high profitability associated with providing investment management services to the Hartford Funds.

8. The Plaintiffs further allege that HIFSCO improperly received Rule 12b-1 Distribution Fees[2] ("12b-1 fees") from Class A and Class B of the Hartford Funds and breached

[2] Securities and Exchange Commission ("SEC") Rule 12b-1, 17 C.F.R. § 270.12b-1, permits a fund to market and sell its shares using shareholder funds (Distribution Fees) deducted from fund assets only in strict compliance with the rule. Distribution fees cover the costs associated with the marketing and selling involved with running a mutual fund. These fees are deducted from a mutual fund to compensate securities professionals for sales efforts and services

its fiduciary duty to the Hartford Funds with respect to such compensation by, *inter alia*: (a) the minimal nature and quality of the services provided in exchange for the 12b-1 fees; and (b) having produced minimal benefits (in the form of economies-of-scale benefits or otherwise) for the Hartford Funds while generating significant additional investment management fee revenue for HIFSCO.[3]

9. Plaintiffs bring this action derivatively pursuant to ICA § 36(b), 15 U.S.C. §80a-35(b), on behalf of all of the Hartford Funds.

10. Plaintiffs, seek, pursuant to ICA § 36(b)(3), 15 U.S.C. § 80a-35(b)(3), on behalf of the Hartford Funds, the actual damages resulting from the breaches of fiduciary duties by HIFSCO, including the amount of excessive compensation and payments received from the Hartford Funds and/or, pursuant to ICA § 47(b), 15 U.S.C. § 80a-46(b), rescission of the contracts, that resulted in these breaches, due to HIFSCO's, violation of ICA § 36(b), 15 U.S.C. § 80a-35(b).

11. Plaintiffs seek a recovery from the earliest date permitted by the statute through the latest date permitted by the statute.

12. The allegations in this SAC are based, in large part, on publicly-available information, including, but not limited to, information contained in the public filings with the Securities Exchange Commission ("SEC" or "Commission") of HMF and HMFII ("Hartford Disclosure Materials"), and on information and belief after a reasonable investigation. On information and belief, the statements that are contained in any SEC filing represent HIFSCO's and the sub-advisers conduct throughout the entire time period applicable to Plaintiffs' claims.

---

provided to the fund's investors. *See SEC Proposes Measures to Improve Regulation of Fund Distribution Fees and Provide Better Disclosure for Investors* available at: http://www.sec.gov/news/press/2010/2010-126.htm.

[3] Plaintiffs only challenge the 12b-1 fees charged to Class A and Class B of the Hartford Funds.

II. JURISDICTION AND VENUE

13. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

14. Venue is proper in this judicial district pursuant to 28 U.S.C. § 1391 and 15 U.S.C. § 80a-43 as Defendant inhabits or transacts business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendant may be found in this district.

15. No pre-suit demand on the Boards of Directors of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (collectively the "Boards"), which are the Boards overseeing the Hartford Funds, is required, as the demand requirement of Rule 23.1 of the Federal Rules of Civil Procedure does not apply to actions or counts brought under § 36(b) of the ICA.

16. All conditions precedent to suit have been performed, or have been satisfied or waived.

III. PARTIES

A. Plaintiffs

17. Plaintiff Mellinger owns shares of and is therefore a security holder of the Hartford Growth Opportunities Fund (Class L shares) and the Hartford Inflation Plus Fund (Class L and C shares).[4]

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[4] Plaintiffs are not required to plead the individual share classes of the Hartford Funds that that they own. This is a derivative action brought on behalf of the entire Fund. Plaintiffs have standing because they are Hartford Fund shareholders, which is all that is required to bring a Section 36(b) claim. *See In re Am. Mut. Funds Fees Litig.*, No. CV 04-5593 GAF, 2005 U.S. Dist. LEXIS 41884, at *9-10 (C.D.Cal. Dec. 16, 2005) ("Section 36(b) ... does not distinguish among owners of different classes of shares in a mutual fund, and does not impose any requirement at the share class level. *See* 15 U.S.C. § 80a-35(b)") (citations omitted)).

18. Plaintiff Menendez owns shares of and is therefore a security holder of the Hartford Advisers Fund (Class A shares).

19. Plaintiff L. Russell owns shares of and is therefore a security holder of the Hartford Advisers Fund (Class A shares), the Hartford Growth Opportunities Fund (Class A shares) and the Hartford Capital Appreciation Fund (Class A shares).

20. Plaintiff D. Russell owns shares of and is therefore a security holder of the Hartford Capital Appreciation Fund (Class A shares).[5]

21. Plaintiff Robinson owns shares of and is therefore a security holder in the Hartford Advisers Fund (Class A shares) and the Hartford Inflation Plus Fund (Class A shares).

22. Plaintiff Kasilag owns shares of and therefore is a security holder of the Hartford Conservative Allocation Fund (Class A shares) and the Hartford Global Health Fund (Class A shares).

B. Defendant

23. HIFSCO, a Delaware corporation with its principal place of business in Simsbury, Connecticut, is an affiliate (indirect wholly-owned subsidiary) of Hartford Financial Services Group, Inc. ("HIG") (together with its subsidiaries, the "Hartford" or "Company").[6] HIG is an insurance and financial services company with shares listed on the New York Stock Exchange. HIG, through its wholly-owned subsidiaries, provides a variety of investment management,

---

[5] Plaintiffs L. Russell and D. Russell, for the first time, in this Second Amended Complaint, bring claims on behalf of the Hartford Capital Appreciation Fund. HIFSCO has consented to Plaintiffs adding a claim on behalf of the Hartford Capital Appreciation Fund, on the condition that the damage period for this specific fund is determined based on the filing date of this Second Amended Complaint.

[6] Plaintiffs refer to HIG, together with its subsidiaries and/or affiliates that perform a variety of investment management, administrative, and operational services to mutual funds and managed accounts, collectively as "Hartford," which is also how Hartford refers to itself in its public filings.

administrative, and operational services for a large number of investment companies or mutual funds (the "Hartford Funds Complex") and managed accounts, including HIG's indirect wholly-owned subsidiary HIFSCO.[7] *See* Table I.

24. HIFSCO is the investment manager/adviser for each of the Hartford Funds, and is registered as an investment adviser under the Investment Advisers Act of 1940 ("the Investment Advisers Act"). On November 1, 2009, HMF and HMFII, on behalf of each of the Hartford Funds, entered into Investment Management Agreements with HIFSCO (collectively, "Investment Management Agreements").

25. HIFSCO is also a registered broker-dealer and serves as the Hartford Funds' principal underwriter and distributor. HIFSCO receives 12b-1 distribution fees from each of the Hartford Funds pursuant to Rule 12b-1 Distribution Plans ("Distribution Plan" or "Distribution Plans") adopted by HMF and HMFII on behalf of the Funds.

26. HIFSCO, as the underwriter, distributor, adviser, and control person of the Harford Funds received compensation from the Hartford Funds for providing investment management and other services to them. As such, HIFSCO owes fiduciary and other duties to the Plaintiffs and all security holders of each of the Hartford Funds.

III. BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(b)

27. A mutual fund is "typically created and managed by a pre-existing organization known as an investment adviser" that "generally supervises the daily operation of the fund and

[7] The Hartford Funds Complex is composed of 85 mutual funds, which are contained in the following four management investment companies registered under the ICA: the Hartford HLS Series Fund II, Inc., the Hartford Series Fund, Inc., the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc., each containing mutual funds. The mutual funds at issue in this SAC are contained in the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc. *See* Tables I and II.

often selects affiliated persons to serve on the [fund's] board of directors." *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 536 (1984).

28. Congress recognized as early as 1935 that because "a typical [mutual] fund is organized by its investment adviser which provides it with almost all management services and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the advisor." S. Rep. No. 91-184, p. 5 (1969). Therefore, "the forces of arm's-length bargaining do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy." *Id.*

29. As a result, in 1940, Congress enacted the ICA recognizing that:

> The national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated [and] managed . . . in the interest of . . . investment advisers . . . rather than in the interest of [shareholders] . . . or when the investment companies . . . are not subjected to adequate independent scrutiny.

ICA § 1(b)(2), 15 U.S.C. § 80a-1(b)(1994)

30. Accordingly, the ICA was designed to regulate and curb "abuses inherent in the structure of [the mutual fund industry]," *Jones v. Harris Associates L.P.*, 130 S.Ct. 1418, 1422 (2010) (quoting *Daily Income Fund*, 464 U.S. at 536), and to create standards of care applicable to investment advisers and their affiliates, such as HIFSCO.

31. By the 1960s, it had become clear to Congress that investment advisers to equity mutual funds were charging those funds excessive fees, particularly by not taking economies of scale into account.

32. Thus, ICA § 36(b), 15 U.S.C. § 80a-35(b) was added to the ICA in 1970, (primarily to remedy excessive fees charged by mutual funds such as those owned by Plaintiffs). This provision created a federal cause of action for breach of fiduciary duty by investment advisers. Section 36(b) – which imposes a fiduciary duty on mutual fund investment managers

(and their affiliates) with respect to the receipt of compensation for services – states in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. **An action may be brought under this subsection . . . by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor . . . for breach of fiduciary duty in respect to such compensation** or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

ICA § 36(b), 15 U.S.C. § 80a-35(b) (Emphasis added).

33. The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated and managed in the interest of investment advisers, rather than in the interest of shareholders." Indeed, the goal of ICA § 36(b), 15 U.S.C. § 80a-35(b), is to empower security holders to independently police whether investment advisers have fulfilled their fiduciary obligations.

34. The relationship between investment advisers and mutual funds is fraught with potential conflicts of interest," *Burks v. Lasker*, 441 U.S. 471, 481 (1979), and is "potentially incestuous." *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 929 (2d Cir. 1982).

35. Through ICA § 36(b), 15 U.S.C. § 80a-35(b), Congress gave security holders a "unique right," *Daily Income Fund*, 464 U.S. at 536, empowering them with the ability to be an independent check on an adviser's fulfillment of its fiduciary duties and receipt of excessive fees. By enacting ICA § 36(b), 15 U.S.C. § 80a-35(b), Congress provided security holders with

a means to redress breaches of the adviser's fiduciary duty to the funds it manages and distributes while leaving the "ultimate responsibility for the decision in determining whether the fiduciary duty has been breached [] with the court." S. Rep. 91-184, p. 6.

IV. FACTORS GENERALLY RELEVANT TO A SECTION 36(b) CLAIM

36. ICA § 36(b), 15 U.S.C. § 80a-35(b), itself does not set forth a list of factors to be considered in determining whether an investment adviser, such as HIFSCO, has breached its fiduciary duty with respect to its receipt of compensation for services paid by a mutual fund such as any of the Hartford Funds.

37. The test for determining whether fee compensation paid to HIFSCO violates ICA § 36(b), 15 U.S.C. § 80a-35(b), is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances." *Gartenberg*, 694 F.2d at 928.

38. If an adviser charges a fee that is "so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining" (*see Jones*, 130 S.Ct. at 1418 (quoting *Gartenberg*)), the adviser has violated ICA § 36(b), 15 U.S.C. § 80a-35(b).

39. In the context of § 36(b) litigation, courts have historically considered, *inter alia*, the following factors ("*Gartenberg* Factors"):

- the nature and quality of services being paid for by the fund and its investors;
- whether the directors exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;
- what fees are charged by the adviser to its other non-mutual fund customers, if any;
- what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;

- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and
- the costs of providing those services and the profitability of providing the services.

40. As set forth below, an examination of the *Gartenberg* Factors demonstrates that the fees charged to the Hartford Funds and their investors breached and continue to breach HIFSCO's fiduciary duty to the Hartford Funds. Indeed, HIFSCO's receipt of the advisory and distribution fees were so disproportionately large that they bore no reasonable relationship to the services rendered, and could not have been the product of arm's length bargaining, and were thus unfair to Plaintiffs and the other security holders of the Hartford Funds.

A. THE NATURE AND QUALITY OF THE INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES PERFORMED BY HIFSCO DO NOT JUSTIFY HIFSCO'S FEE

1. Investment Management Services

41. Each of the Hartford Funds pays a monthly management fee to HIFSCO, based on a stated percentage of the Fund's average daily net asset value, for its investment management services. As such, the investment management fees are not based on the services actually rendered or HIFSCO's actual costs in providing services to the Hartford Funds.

42. Rather than providing the majority of the investment management services directly to the Funds, HIFSCO subcontracts with others to provide the services.

43. Since 1997, HIFSCO has sub-contracted its investment management duties to either Wellington Management Company, LLP ("Wellington"), pursuant to an Investment Sub-Advisory Agreement, and/or to Hartford Investment Management Company ("HIMCO"), pursuant to an Investment Services Agreement, and subsequently an Investment Sub-Advisory Agreement (collectively, "Investment Sub-Advisory Agreements").

44. Wellington is a sub-adviser to the Hartford Advisers Fund, the Hartford Growth Opportunities Fund, the Hartford Global Health Fund and the Hartford Capital Appreciation Fund. HIMCO is the sub-adviser to the Hartford Conservative Allocation Fund and the Hartford Inflation Plus Fund.

45. HIFSCO's fee schedule varies for each of the Hartford Funds. Each Fund pays a fee to HIFSCO, which subcontracts with Wellington and/or HIMCO at a fraction of HIFSCO's fee.

46. The table below sets forth the investment management fees which are paid to, and retained by, HIFSCO from each of the Hartford Funds, and the separate investment management fees paid to the funds' sub-advisers – Wellington and HIMCO – for the year ended October 31, 2010.

2010 HARTFORD FUNDS HIFSCO FEES RETAINED AFTER PAYMENT TO SUB-ADVISERS WELLINGTON & HIMCO

Hartford Fund	Investment Services/Sub-Advisory Agreement	Net Paid HIFSCO (retained by HIFSCO)	Net Paid Sub-Adviser	Difference (Retained by HIFSCO)	Percent By Which HIFSCO's Fee Is Greater Than Sub-Adviser
Hartford Advisers Fund	Wellington	$3,806,784	$1,107,952	$2,698,832	343%
Hartford Growth Opportunities Fund	Wellington	$8,866,594	$5,368,829	$3,497,765	165%
Hartford Inflation Plus Fund	HIMCO	$8,179,707	$1,822,225	$6,357,482	448%
Hartford Conservative Allocation Fund	HIMCO	$308,924	$53,613	$255,311	576%
Hartford Global Health Fund	Wellington	$2,002,216	$1,437,771	$564,445	139%
Hartford Capital Appreciation Fund	Wellington	$76,888,718	$47,793,436	$29,095,282	160%
Totals		**$100,052,943**	**$57,583,826**	**$42,469,117**	**173%**

47. The table above demonstrates that in 2010 the total investment management fees charged to the Hartford Funds equaled $157,636,796 ($100,052,943 investment management fees paid to HIFSCO in addition to $57,583,826 in investment management fees paid to the Hartford Funds' sub-advisers.

48. The investment management fee paid to HIFSCO by each of the Hartford Funds was, at a minimum, 139%, and at a maximum 576%, greater than the fee paid to the Hartford Funds' sub-advisers. Further, on average, HIFSCO's fees exceeded the sub-advisers fees by 305%. On information and belief, similar fees, as those reflected in the above table (*see* ¶46), will be paid to HIFSCO and the Hartford Funds' sub-advisers for the entire time period applicable to Plaintiffs' claims.

49. Pursuant to the Investment Management Agreements, in exchange for the investment management fees HIFSCO receives (for a listing of the investment management fees HIFSCO received in 2010 see paragraph 46), HIFSCO allegedly provides both (a) investment management and (b) certain administrative services, to the Hartford Funds. As explained below, the total fee (i.e., the total investment management fee) it should receive for these alleged services should be a small fraction of the fees that are paid to the Hartford Funds' sub-advisers.

(a) HIFSCO's Alleged Investment Management Services Pursuant to the Investment Management Agreements (i.e., services it claims to provide in exchange for its investment management fee).

50. As stated above, on November 1, 2009, HIFSCO entered into an Investment Management Agreement with each of the Hartford Funds. Further, HIFSCO has also entered into sub-advisory investment management agreements with the sub-advisers to the Hartford Funds. The table below represents a comparison of the investment management responsibilities that HIFSCO undertakes pursuant to the Investment Management Agreements with the Hartford

Funds, and the investment management responsibilities delegated to the the sub-advisers pursuant to the Investment Sub-Advisory Agreements with the Hartford Funds. The services listed in the left hand column, are all contained in HIFSCO's Investment Management Agreements with the Hartford Funds under the heading of section 2 "Investment Management Services."

Investment Management Agreements (Services Allegedly Performed by HIFSCO)	Investment Sub-Advisory Agreements
[A comparable provision does not exist in the Investment Management Agreements]	"2. The Sub-Adviser **shall evaluate and implement an investment program appropriate for each Portfolio**, which shall be amended and updated from time to time...as determined by the Adviser and the Sub-Adviser."
"2. <u>Investment Management Services</u> (a) The Adviser shall, or shall cause an affiliate to: (i) regularly provide investment advice and recommendations to each Portfolio [the Funds] with respect to its investments, investment policies and the purchase of securities; (ii) supervise continuously the investment management program of each Portfolio and the composition and performance of its portfolio securities and determine which securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of Section 4 hereof [the delegation provision], for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio."	"3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make **all determinations with respect to the investment of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same.** Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolios securities should be exercised."
"(b) The Adviser shall provide, or cause an affiliate to provide, such economic and statistical data relating to each portfolio and such information concerning important economic political and other developments as	"4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at period meetings of the Company's Board of Directors, and at such other times as may be reasonably requested by the Company's Board of

Investment Management Agreements (Services Allegedly Performed by HIFSCO)	Investment Sub-Advisory Agreements
the Adviser shall deep appropriate or as shall be requested by the Company's Board of Directors."	Directors, which reports shall include the **Sub-Advisers economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report.**"
[A comparable provision does not exist in the Investment Management Agreements]	"5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws...the Investment Company Act...and to the investment objectives...of each Portfolio as set forth in the Portfolio's prospectus....."
[A comparable provision does not exist in the Investment Management Agreements]	"6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sale of portfolio securities..."

(Emphasis added)

51. As the above table reflects, pursuant to the Investment Sub-Advisory Agreements, the sub-advisers are responsible for substantially all of the investment management services required by the Hartford Funds. Although HIFSCO's role is limited and is predominantly supervisory in nature, HIFSCO's fees are significantly more than the funds' sub-advisors' investment management fees.

52. The evaluation and implementation of a fund's investment program is generally the most expensive, and important, investment management activity, with respect to a fund. *See* Declaration of Steve Pomerantz, Ph. D (Ex. A, ¶6) With respect to the Hartford Funds, this service is provided by the Funds' sub-advisers, not HIFSCO. According to the Investment Sub-advisory Agreements, it is the Fund's sub-adviser who "evaluate and implement an investment program appropriate for each [fund]," while HIFSCO's role is limited to *supervising* the Fund's investment program and providing minimal administrative functions.

53. The sub-advisers assumption of substantially all of the investment management services is specifically contemplated in the Investment Management Agreements HIFSCO entered into with each of the Hartford Funds, as those agreements contain the following investment management delegation provision:

> The Adviser [HIFSCO] . . . may engage one or more investment advisers that are registered as such under the Investment Advisers Act of 1940, as amended, to act as sub-adviser with respect to existing and future Portfolios of the Company. **Such sub-adviser or sub-advisers shall assume such responsibilities and obligations of the Adviser pursuant to this Investment Management Agreement as shall be delegated to the sub-adviser or sub-advisers, and the Adviser will supervise and oversee the activities of any such sub-adviser or sub-advisers.** In addition, the Adviser may subcontract for any of the administrative services set forth in Section 3 [of the Investment Management Agreement].

(Emphasis added).

54. In light of this delegation provision, HIFSCO's investment management services are significantly limited to oversight and supervising the funds' sub-advisers. HIFSCO's supervisory roles are further limited given that it is the HMF and HMFII's Board of Directors who are charged with the substantial supervision of the Funds. According to the March 1, 2011 Combined Statement of Additional Information for the Hartford Funds ("SAI"), the Board: "(i) provides broad supervision over the affairs of [HMF and HMFII] and the Funds and (ii) elects officers who are responsible for the day-to-day operations of the Funds and the execution of policies formulated by the Boards of Directors."

55. If HIFSCO performed all of the alleged investment management services listed in the Investment Management Agreements (see Table at ¶50), for each Hartford Fund, and if the fees charged for these alleged services were the product of arm's-length bargaining, such fees should have been, for each Hartford Fund, a fraction of the investment management fees charged

by each sub-adviser to each Hartford Fund, in light of the substantial investment management services the sub-advisers provide to the Hartford Funds under the terms of their respective sub-advisory agreements. However, HIFSCO's investment management fee, on average, exceeded the sub-advisers' fees by 305%, even though the services HIFSCO performed for the funds were minimal and predominantly supervisory in nature.

(b) HIFSCO's Alleged Administrative Services Pursuant to the Investment Management Agreements (i.e., services HIFSCO claims to provide in exchange for its investment management fee)

56. The Investment Management Agreements HIFSCO entered into with the Hartford Funds, in addition to containing a section entitled "Investment Management Services" also contains a section entitled "Administrative Services", which lists the administrative services HIFSCO allegedly provided, or caused an affiliate to provide to the Hartford Funds. The "Administrative Services" section of the Investment Management Agreements, which HIFSCO entered into with each Hartford Fund, is reproduced in the table on the following page.

Investment Management Agreements - Administrative Services
3. In addition to the performance of investment advisory services, the Adviser shall perform, or shall cause an affiliate to perform, the following services in connection with the management of the Company: **(a)** assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company; **(b)** provide the Company with the services of persons, who may be the Adviser's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company; and **(c)** provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement. **(d)** provide such other services as the parties hereto may agree upon from time to time.

57. Thus, according to section 3(a) of the Investment Management Agreements, HIFSCO will "assist in the supervision of all aspects of the Company's [i.e., Hartford Funds] operations; including the coordination of all matters relating to the functions of custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company."

58. The Hartford Funds, however, pay for these services pursuant to separate agreements and/or separate fees. For example, according to the Annual Report (an SEC filing) for the Hartford Global Health Fund, for year ended October 31, 2010, this fund paid a custodian fee of $9,000, a transfer agent fee of $988,000, accounting services fees of $53,000, an administrative service fee (undefined) of $18,000, registration and filing fees of $97,000, Board of Directors' fees of $10,000, audit fees of $14,000 and other expenses (undefined) of $94,000,

for a total of $1,283,000. These fees are produced below in chart format. A similar chart is contained in the Hartford Global Health Fund's 2010 Annual Report, Statement of Operations, for year ended October 31, 2010.

Expenses	Dollar Amount
Investment Management Fee	3,440,000
Administrative Services Fee	18,000
Transfer Agent Fees	988,000
Distribution Fees	
Class A	618,000
Class B	282,000
Class C	767,000
R-3	13,000
R-4	19,000
Custodian Fees	9,000
Accounting Services Fees	53,000
Board of Directors Fees	10,000
Registration and Filing Fees	97,000
Audit	14,000
Other Expenses	94,000
Total Expenses (before waivers and fees paid indirectly)	6,422,000

59. The Annual Reports, for all of the Hartford Funds (like the Hartford Global Health Fund) reflect that, for year ended October 31, 2010, these funds also paid, in addition to paying HIFSCO an investment management fee, the following fees: Administrative Services Fees, Transfer Agent Fees, Distribution Fees, Custodian Fees, Accounting Services Fees, Board of Directors Fees, Audit Fees, and Other Expenses. *See also* Exhibit B, which contains similar charts for the other Hartford Funds and reflect that these funds were also charged an Administrative, Transfer agent, Distribution, Custodian, Accounting Services, Board of Director, Audit and Other Expense Fee, in addition to an investment management fee. These charts are also based on data contained in the Annual Reports for each of these funds.

60. Further evidence that the Hartford Funds separately pay for the services listed in Section 3(a) of the Investment Management Agreements is confirmed by the fact that all of the Hartford Funds are charged an "Other Expense Charge."

61. For example, the March 1, 2011 Annual Prospectus for the Hartford Global Health Fund, reflects that investors in this fund pay the following fees:

	Class A	Class B	Class C	Class I	Class R3	Class R4	Class R5	Class Y
Management fees	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution & Services (12b-1) fees	0.25%	1.00%	1.00%	None	0.50%	0.25%	None	None
Other Expense	**0.34%**	**0.49%**	**0.28%**	**0.32%**	**0.30%**	**0.22%**	**0.18%**	**0.07%**

62. This table reflects, in basis points the annual fees an investor pays for investing in the Hartford Global Health Fund.

63. As the table in paragraph 61 reflects, in addition to being charged an annual investment management fee, investors are also charged an "Other Expense Charge." According to the SEC, the Other Expense Charge, usually covers expenses for "payments to transfer agents, securities custodians, providers of shareholder accounting services, attorneys, auditors, and fund independent directors." *See* Division of Investment Management: Report on Mutual Fund Fees and Expenses, U.S. Securities and Exchange Commission, § III.B.1. http://www.sec.gov/news/studies/feestudy.htm#P244_50400; U.S. Securities and Exchange Commission, *Mutual Fund Fees and Expenses*, http://www.sec.gov/answers/mffees.htm.

64. Exhibit B reproduces the fee tables for the remaining Hartford Funds, which reflect that investors in these funds also paid an "Other Expense Charge," in addition to paying an investment management fee. [8]

65. Thus, through the Hartford Funds' "Other Expense Charge", which is separate from HIFSCO's investment management charges, Plaintiffs paid for the services listed in Section 3(a) of the Investment Management Agreement. Therefore, it would be improper, and excessive, for HIFSCO to charge for any of these services through its investment management fee.

66. In addition to the above SEC disclosures in the Annual Reports and Prospectuses, which reflect that the services listed in Section 3(a) are paid for independently of the investment management fees Plaintiffs paid to HIFSCO, the SAI states the following:

> Each Fund pays its own expenses including, without limitation: (1) expenses of maintaining the Fund and continuing its existence; (2) registration of the Fund under the 1940 Act; (3) auditing, accounting and legal expenses; (4) taxes and interest; (5) governmental fees; (6) expenses of issue, sale, repurchase and redemption of Fund shares; (7) expenses of registering and qualifying the Fund and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to shareholders and investors, and fees and expenses of registering and maintaining registrations of the Fund and of the Fund's principal underwriter, if any, as broker-dealer or agent under state securities laws; (8) expenses of reports and notices to shareholders and of meetings of shareholders and proxy solicitations thereof; (9) expenses of reports to governmental officers and commissions; (10) insurance expenses; (11) fees, expenses and disbursements of custodians for all services to the Fund; (12) fees, expenses and disbursements of transfer agents, dividend disbursing agents, shareholder servicing agents and registrars for all services to the Fund; (13) expenses for servicing shareholder accounts; (14) any direct charges to shareholders approved by the directors of the Fund; (15) compensation and expenses of directors of the Fund, other than those who are also officers of The Hartford; and (16) such nonrecurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and the obligation of the Fund to indemnify its directors and officers with respect thereto.

[8] The information contained in these fee tables is derived from each fund's March 1, 2011 Annual Prospectus.

67. As multiple SEC filings demonstrate, the services listed in Section 3(a) of the Investment Management Agreements are paid by fees that are separate from the investment management fees paid to HIFSCO. Further, as Section 3(a) of the Investment Management Agreements confirms, HIFSCO's role is limited to the "supervision" and "coordination" of the services listed in Section 3(a). However, the Hartford Funds' accounting, transfer agent and custodian services are accounted for pursuant to separate agreements to which HIFSCO is not even a party, which indicates that HIFSCO's role is limited to minimal oversight. Further, as the Annual Reports for the Hartford Funds reflect, the fees for the performance of the actual services listed in Section 3(a) are much less than the investment management fee for each Hartford Fund. Therefore, if the fees to actually perform the services listed in Section 3(a) are significantly less than the investment management fee for each Hartford Fund, then the fees to supervise these services should, if a product of arm's-length bargaining, be a fraction of the fees charged to perform such services.

68. Section 3(b) of the Investment Management Agreement states that HIFSCO shall "provide the Company with the services of persons...to perform effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company."

69. Each of the Hartford Funds' Annual Reports reflect that for year ended October 31, 2010, security holders in the funds, paid a separate "Administrative Services Fee," (i.e., independent of the investment management fee) which presumably covered these services. However, even if these services were paid for through HIFSCO's investment management fee, under the Investment Sub-Advisory Agreements, the sub-advisers must provide reports to HIFSCO and the funds' Boards, which "include the Sub-Adviser's economic outlook and

investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report." Thus, even if the investment management fees that HIFSCO charged to the Hartford Funds was also used to pay for the services allegedly provided pursuant to paragraph 3(b) of the Investment Management Agreements, the data needed for those services was largely provided by the sub-advisers, presumably because it is the sub-advisers who actually perform the substantial investment advisory/management services, and thus the fees for such services should be minimal.

70. As further evidence of the Hartford Funds' sub-advisers' substantial reporting and investment management role, Hartford relied upon the Funds' sub-advisers, not HIFSCO, to provide an explanation in the Hartford Funds' SEC filings as to how the funds performed in the prior year and what the fund's outlook is for next year. Specifically, the Hartford Funds' Annual Reports state, for each Hartford Fund,: "[t]he views expressed in the Fund's Manager Discussion under 'Why did the Fund perform this way?' and 'What is the outlook?' are views of the Fund's sub-adviser and portfolio management team...." The "portfolio management team" are employees of the sub-advisers.

71. Section 3(c) (Administrative Services Section) of the Investment Management Agreements provides that HIFSCO will "provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement."

72. As described above substantially all of the investment management services are performed by the funds' sub-advisers. With respect to the administrative services, HIFSCO's role is limited to oversight and is essentially supervisory in nature since it is not even a party to the agreements under which most of these administrative services are provided. Thus, given (i) the magnitude of the services that the sub-advisers provide, (ii) that the sub-advisers provide

such services at their own expense (i.e., they provide the office space needed for the substantial investment management services they provide under their sub-advisory agreements), and (iii) that the sub-advisers, on average, despite performing substantially all of the investment management services for the Hartford Funds at their own expense, are paid 305% less than HIFSCO, the fees for the office space needed by HIFSCO for its alleged services should be a fraction of the fees that are charged by the sub-advisers. Further, the Annual Reports for each of the Hartford Funds reflects two ambiguous fees: "Administrative Services Fee" and "Other Expenses" (*see* Table at ¶58), which may pay for this office space, and thus such office space may be paid for through fees separate from each Fund's investment management fee.

73. HIFSCO, which is located in Simco, Connecticut, has $59 billion in assets under management through all of its investment operations, and charges an annual percentage fee on all of these assets. Thus, even if HIFSCO pays for the minimal office space it requires (or should require) for alleged services to the Hartford Funds through the funds' investment management fee, each fund's portion of that fee, in dollar terms, should be very small.

74. As stated in the Declaration of Steve Pomerantz Ph.D (Exhibit A, ¶¶5 to 8), (i) the investment management services should be the most expensive service that is listed in the Investment Management Agreements, (ii) HIFSCO delegated, consistent with the Investment Management Agreements substantially all of the investment management services required by the Hartford Funds to the funds' sub-advisers (Wellington and HIMCO), and (iii) the investment management role that remained for HIFSCO was predominately supervisory in nature.

75. As stated in the Declaration of Steve Pomerantz Ph.D (Exhibit A, ¶9), with respect to the Administrative Services listed in Section 3(a) of the Investment Management Agreements, HIFSCO's role was limited to supervising the performance of the services, and

such supervisory role should have resulted in HIFSCO receiving fees that were a small fraction of the fee to perform the actual services.

76. As stated in the Declaration of Steve Pomerantz Ph.D (Exhibit A, ¶¶10 to 11), with respect to the Administrative Services listed in Section 3(b) of the Investment Management Agreements, these services should have been paid for by fees that were charged to the Hartford Funds that were separate, and in addition to, HIFSCO's investment management fee.

77. As stated in the Declaration of Steve Pomerantz Ph.D (Exhibit A, ¶13), given that HIFSCO sub-contracted to third parties the most crucial services required by the Hartford Funds to third parties, the expenses it should have incurred for providing the services listed in Section 3(c) of the Investment Management Agreement should have been very small.

78. Accordingly, as set forth in the Declaration of Steven Pomerantz Ph.D (Exhibit A, ¶¶20 to 21), HIFSCO's total investment management fee for each Hartford Fund bore no reasonable relationship to the services it rendered.

79. Given that substantially all of the investment management services have been delegated to the Hartford Funds' sub-advisers and HIFSCO's responsibility is limited and essentially supervisory in nature, the investment management fee HIFSCO received was substantially disproportionate to the value of the investment management services it rendered.

80. Plaintiffs, on behalf of the Hartford Funds, are entitled to recover the investment management fees received (and continuing to be received) by HIFSCO in breach of its fiduciary duty to the Funds with respect to such compensation. The excessive management fees represent additional compensation for advisory services, and thus, are subject to an ICA § 36(b) claim

2. 12b-1 Distribution Services

81. Prior to 1980, the SEC prohibited the use of fund assets (which are owned by the security holders) to sell new fund shares. The SEC had traditionally been reluctant to allow fund advisers to charge their security holders for selling shares to others because:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

82. After intense lobbying by the mutual fund industry, however, the SEC agreed to consider modifying its objections to allow current fund security holders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund security holders at dramatically lower costs.

83. Accepting the mutual fund industry's argument that a growth in assets would lead to a *quid pro quo* reduction in fees and other expenses, the Commission tentatively approved Rule 12b-1. The SEC feared that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." *Bearing of Distribution Expenses by Mutual Funds*, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). Indeed, the SEC attached numerous conditions to the use of fund assets to pay distribution expenses. For example, the SEC wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions

under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).

84. HIFSCO has, however, charged and collected additional compensation for its retail management services by causing the Plaintiffs and other Hartford Fund security holders to pay HIFSCO's marketing expenses to acquire new security holders so that these new security holders could pay additional investment management fees to HIFSCO. Existing security holders are thus forced to pay additional fees because, along with new security holders, assets under management increase thereby increasing the 12b-1 and other fees.

85. Under this regime, HIFSCO has fashioned yet another way to increase its financial benefit while leaving Plaintiffs and other security holders to bear the financial burden. Indeed, Plaintiffs, and the other security holders of the Hartford Funds, pay 12b-1 distribution fees for marketing, selling, and distributing mutual fund shares to new security holders.

86. HMF and HMFII, on behalf of their respective Hartford Funds, have each adopted a separate Distribution Plan for each share class of each fund.

87. The Hartford Disclosure Materials state that the distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the Hartford Funds' shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell the funds' shares, (b) compensation to employees of HIFSCO, (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO, incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information, (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, i.e., advertisements and sales

literature, (e) other distribution-related expenses and (f) for the provision of personal service and/or the maintenance of shareholder accounts.

88. Pursuant to the HMF and HMFII's Class A Distribution Plans for the Hartford Funds, a fund may compensate HIFSCO for its expenditures in financing any activity primarily intended to result in the sale of fund shares and for maintenance and personal service provided to existing Class A shareholders. The HMF and HMFII's Boards of Directors authorized Rule 12b-1 payments of 0.25% of each fund's average daily net assets attributable to Class A shares. The entire amount of the fee may be used for shareholder servicing expenses with the remainder, if any, used for distribution expenses.

89. Pursuant to the HMF and HMFII's Class B Distribution Plan, the Hartford Funds may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to those classes, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services.

90. Each of the Hartford Fund's most recent Annual Reports further provides that each fund's 12b-1 fees are accrued daily and paid monthly.

91. According to the Harford Disclosure Materials, Class A shares of the Hartford Funds pay a maximum sales charge (front-end sales load) of 5.50% depending on the amount of shareholder's initial investment, and a distribution and servicing fee of 0.25%.

92. According to Hartford's SEC filings, "[p]otential benefits which the [12b-1 Distribution] Plans may provide to the Funds include ... the ability to provide investors with an *alternative* to paying front end sales loads." (Emphasis added).[9]

[9] Pursuant to the Court's order, during oral argument on HIFSCO's Motion to Dismiss, Plaintiffs are providing to the Court a copy of the Hartford Funds (which applies to the funds at issue in this case and other funds) Statement of Additional Information dated March 1, 2011, and

93. The 12b-1 fees that are charged to Class A shareholders of the Hartford Funds are therefore excessive because shareholders of this class pay 12b-1 fees *in addition* to significant front-end sales loads.

94. HIFSCO's 12b-1 fees charged to the Class B shareholders of the Hartford Funds are also excessive because this class was closed to new investments as of September 30, 2009 ("Close Date"). Effective at the close of business on the Close Date, no new or additional investments were allowed in Class B shares of the Hartford Funds. Nonetheless, HIFSCO continues to charge the holders of the Hartford Funds' Class B shares 12b-1 fees for *distribution and marketing activities* for this share class.

95. A shareholder of the Hartford Funds may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to Class B shares, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services. Class B shareholders are also required to pay a significant back-load charge when the holders of this class seek to redeem their investment(s) in the Hartford Funds' Class B shares. According to the Harford Disclosure Materials, the maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less) is 5.00% for Class B shares for the Hartford Funds. Class B shareholders are therefore forced to either: (1) stay in a class of shares that is closed to new investments and continue to pay significant distribution and marketing fees, or (2) pay a significant back-load charge if the shareholder seeks to redeem his/her Class B shares in order to avoid such useless distribution and marketing fees.

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amended and restated on May 31, 2011. The language quoted in paragraph 92 appears on page 181 if the reader is going by the page numbers that are located in the top right hand corner of the document, and page 150 if the reader is going by the page numbers on the bottom center of the pages.

96. Hartford's 2010 SEC filings state: "potential benefits which the [12b-1 Distribution] Plans may provide to the Funds include ... the potential to increase assets [and] the ability to sell shares of the Funds through adviser and broker distribution channels." The 12b-1 fees charged to the Class B shareholders of the Hartford Funds cannot accomplish these services. As a closed class, there is no potential to increase the Class B assets. Furthermore, there are no brokers or dealers to be contacted because there are no new shares of Class B to sell or market to the investing public.

97. Furthermore, both the HMF Distribution Plan and HMFII Distribution Plan states that some of the services HIFSCO performs in exchange for the 12b-1 fees include: "(b) compensation to employees of the [HIFSCO]; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of [HIFSCO] incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, advertisements and other distribution-related expenses (including personnel of [HIFSCO])." The Investment Management Agreements also provide for the provision of HIFSCO personnel, office space and related services for HIFSCO's operations pursuant to the investment management fee. Therefore, HIFSCO's distribution-related expenses are *de minimis*.

98. Although Plaintiffs, and the other shareholders of the Hartford Funds, pay for marketing, selling and distributing each fund through the 12b-1 fees, the monetary benefits derived from attracting new shareholders largely accrue to HIFSCO, not the existing shareholders. As such, the 12b-1 fees are substantially a waste of fund assets.

99. Plaintiffs, on behalf of the Hartford Funds, are entitled to recover the Class A and, a portion of, the Class B 12b-1 fees received (and continuing to be received) by HIFSCO in breach of its fiduciary duty to the Hartford Funds with respect to such compensation.

100. The excessive distribution fees represent additional compensation for advisory services, and thus, are subject to an ICA § 36(b) claim.

B. THE ECONOMIES OF SCALE ENJOYED IN CONNECTION WITH THE INVESTMENT MANAGEMENT SERVICES AND DISTRIBUTION SERVICES WERE NOT PASSED ON TO THE PLAINITFFS AND OTHER SECURITY HOLDERS OF THE FUNDS AS REQUIRED BY SECTION 36(b), BUT WERE KEPT BY DEFENDANT HIFSCO IN VIOLATION OF ITS FIDUCIARY DUTY

101. The legislative history of ICA § 36(b), 15 U.S.C. § 80a-35(b), recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted . . . that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), as reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

102. The amount of the compensation received by the adviser should be evaluated in context with the economies of scale realized by a fund. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management.

Investment management efforts, the most important (and most expensive) input into portfolio management, do not increase along with portfolio size. A portfolio manager can invest $5 billion nearly as easily as $1 billion and $20 billion nearly as easily as $10 billion. (Size may impair performance, but it imposes little logistical challenge.) Swensen, *Unconventional Success: A Fundamental Approach to Personal Investment,* David Swensen, Free Press (2005), p. 238. "The intrinsic characteristics of the mutual-fund...suggest that economies of scale should lead to lower fees as assets under management [i.e., the amount people invest in a fund] increase." *Id.* at 237. Economies of scale with respect to a mutual fund exist, and are available to be passed along to the fund's investors, because "investment management efforts...do not increase along with portfolio size." *Id.* at 238. Therefore, "[a]s scale increases, fees as a percentage of assets ought to decline, allowing both fund manager and fund shareholders to benefit." *Id.*

103. On a per share basis, it does not cost more to manage additional assets in a growing fund because economies of scale occur at both the fund complex and portfolio level for various costs incurred. Moreover, fixed costs are spread over more assets as a fund grows in size.

104. Indeed, investment management organizations can realize economies of scale from increased assets within a particular mutual fund and from increased total assets in all mutual funds under management.

105. As an example, if a fund has fifty million dollars ($50,000,000) of assets under management and is charged a fee of 75 basis points (100 basis points = 1%; 1 basis point equals 1/100th of a percent), the fee equals $375,000 per year. A comparable mutual fund with five hundred million dollars ($500,000,000) of assets under management would generate a fee of

three million seven hundred and fifty thousand dollars ($3,750,000). Similarly, a mutual fund worth five billion dollars ($5,000,000,000) would generate a fee of thirty-seven million, five hundred thousand dollars ($37,500,000) per year.

106. As assets under management increase, however, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale. In other words, it simply does not cost a fund's adviser ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000) fund. In fact, the investment management services or securities selection process for a ten billion dollar fund and a one billion dollar fund, or even a one million dollar fund, are virtually identical, generating enormous economics of scale. Indeed, at some point, the additional cost to advise each additional dollar in the fund (whether added because of a rise in the value of the securities or additional contributions by current or new security holders) approaches a number at or close to zero.

107. The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of management services. *See SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses* (Dec. 2000) ("SEC Report"), at 30-31; GAO, *Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives* (June 2000) ("GAO Report"), at 9. The GAO has estimated as much as 64% of mutual fund asset growth has been the result of market appreciation rather than additional purchases of new shares of a fund. *Id.*

108. Economies of scale exist not only fund by fund but also with respect to an entire fund complex and even with respect to an investment adviser's entire scope of operations, including services provided to institutional and other clients. *See John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. CORP. L. 610, at 621 n. 62 (2001) (the "Freeman & Brown Study") (citing Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW 107 (1993))

109. As fund portfolios grow, they quickly create economies of scale and eventually the incremental cost of servicing additional assets approaches zero. As the GAO confirms, it is possible for the adviser to service the additional assets with zero additional costs. *See* GAO Report, at 9 (noting that growth from portfolio appreciation is unaccompanied by costs).

110. Although significant economies of scale exist for each of the Hartford Funds, the associated cost savings largely have been appropriated for the benefit of HIFSCO rather than being shared with the Hartford Funds. The economies-of-scale benefits that have been captured and misappropriated by HIFSCO can and have generated huge unreasonable and excessive, undeserved profits for HIFSCO in breach of its fiduciary duty to the Hartford Funds with respect to such compensation.

111. The management fees received by HIFSCO are paid as a varying percentage of assets under management. The Hartford Funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase. The fees vary based on the amount of assets under management, and are reduced as the total amount of assets under management increase. *See* following table.

HARTFORD FUNDS' FEE BREAKDOWN PURSUANT TO THE SAI
("M" refers to "Million" and "B" refers to "Billion")

Hartford Fund	Investment Services/ Sub-Advisory Agreement	HIFSCO Fee Schedule (annual rate based on average daily net assets)	Sub-Adviser Fee Schedule (annual rate based on average daily net assets)
Hartford Advisers Fund	Wellington	First $500 million – 0.6900% Next $500 million – 0.6250% Next $4 billion – 0.5750% Next $5 billion – 0.5725% Amt. over $10B – 0.5700%	First $50 million – 0.2200% Next $100 million – 0.1800% Next $350 million – 0.1500% Amt. over $500M – 0.1250%
Hartford Growth Opportunities Fund	Wellington	First $250 million – 0.8000% Next $4.75 billion – 0.7000% Next $5 billion – 0.6975% Amt. over $10B – 0.6950%	All Assets – 0.2700%
Hartford Inflation Plus Fund	HIMCO	First $500 million – 0.5000% Next $4.5 billion – 0.4500% Next $5 billion – 0.4300% Amt. over $10B – 0.4200%	All Assets – At Cost
Hartford Global Health Fund	Wellington	First $500 million – 0.9000% Next $500 million – 0.8500% Next $4 billion – 0.8000% Next $5 billion – 0.7975% Amt. over $10B – 0.7950%	First $100 million – 0.4500% Next $400 million – 0.3500% Amt. over $500M – 0.3000%
Hartford Conservative Allocation Fund	HIMCO	First $500 million – 0.1500% Next $4.5 billion – 0.1000% Next $5 billion – 0.0800% Amt. over $10B – 0.0700%	All Assets – At Cost
Hartford Capital Appreciation Fund	Wellington	First $500 million – 0.8000% Next $500 million – 0.7000% Next $4 billion – 0.6500% Next $5 billion – 0.6475% Amt. over $10B – 0.6450%	All Assets – 0.2500%

112. This fee structure known as "breakpoints" implicitly recognizes the economies of scale and gives the appearance that the funds share in those benefits. A fee breakpoint has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase. The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

See Freeman & Brown Study, at 620, n. 59.

113. Economies of scale can be passed on to and shared with the mutual funds as assets increase if management fee breakpoints are installed at higher asset levels (but at asset levels that are reachable), or if lower asset based investment advisory fees are adopted by the management company in response to increases in the overall level of assets under management.

114. The 12b-1 distribution fees are also paid to HIFSCO based upon a percentage of net assets of each of the Hartford Funds. HIFSCO purportedly collects these fees in order to grow or stabilize the assets of the Hartford Funds so that the funds can benefit from economies of scale through reductions in other fees, such as management and administrative fees.

115. The benefits achieved by the Hartford Funds' economies of scale can and should have been shared with mutual funds and their security holders by reducing and/or eliminating the management fees and distribution fees and other costs charged to the funds by HIFSCO.

116. In the case of the Hartford Funds, however, HIFSCO has failed to share meaningful savings with the funds as a result of economies of scale. While the Investment Management Agreements include advisory fee breakpoints, these breakpoints are meaningless, because as a practical matter, they did not pass on any of the economies of scale to Plaintiffs, and the other security holders of the funds. The mere existence of breakpoints does not mean that economies of scale are adequately passed on to security holders of the funds, unless the breakpoints are reached.

117. Indeed, the breakpoints are designed by HIFSCO to benefit itself rather than the Hartford Funds. As described below, the initial breakpoints are set too high, the breakpoints are spaced too far apart, and the fee reductions made at breakpoints are far too small, thereby depriving Plaintiffs and the other security holders of the funds of the benefits of the economies of scale created by the contribution of their capital to the funds.

118. For instance, the first breakpoint occurs at $500 million for the Hartford Advisers Fund, the Hartford Inflation Plus Fund, the Hartford Global Health Fund, the Hartford Conservative Allocation Fund, and the Hartford Capital Appreciation Fund, and at $250 million for the Hartford Growth Opportunities Fund. *See* table at ¶111. Significant economies of scale are created by the Plaintiffs' and the other security-holders' investments in the Hartford Funds long before this initial breakpoint, but they are not shared with the funds. HIFSCO retains for itself the benefits created by the economies of scale between breakpoints. A flat management fee (in dollars, not percentage) or lower breakpoints would allow the Hartford Funds to capture economies of scale that rightfully belongs to them under Section 36(b), while also allowing HIFSCO to earn a fair and competitive profit for its services.

119. In fact, for the year ended October 31, 2010, the Hartford Global Health Fund, and the Hartford Conservation Allocation Fund have not been able to avail themselves of even the first breakpoint in HIFSCO's fee schedule. Even though the Hartford Advisers Fund, the Hartford Growth Opportunities Fund and the Hartford Inflation Plus Fund were able to take advantage of the first breakpoint, it is unlikely that they will achieve the remaining breakpoints because the breakpoints are spaced too far apart. Furthermore, the Hartford Capital Appreciation Fund reached its final breakpoint of over $10 billion in assets over $9 billion ago (for the year ended October 31, 2010, this fund has almost $20 billion in assets). However, HIFSCO failed to

install any additional breakpoints beyond the $10 billion breakpoint. By not doing so, HIFSCO has failed to pass on to this fund's security holders, including Plaintiffs, the substantial economics of scale that occurred during the appreciation of assets in the fund from $10 billion to approximately $20 billion.

120. HIFSCO's breakpoint schedule is the breakpoint schedule that impacts the investment management fees that Plaintiffs pay. Conversely, the sub-advisers' breakpoint schedule determines how much of the overall investment management fee which Plaintiffs pay to HIFSCO is allocated between HIFSCO and the funds' sub-advisers. Thus, if a breakpoint with respect to the sub-advisers schedule is reached, it does not impact the total amount of investment management fees Plaintiffs pay, only if a breakpoint of HIFSCO is reached do Plaintiffs receive an investment management fee reduction. Therefore, if HIFSCO negotiates with the sub-advisers that they (the sub-advisers) charge a lower initial investment management fee, as compared to HIFSCO's investment management fee, along with a sub-adviser breakpoint schedule that reduces the sub-adviser's initial investment management fee, at asset levels lower than the breakpoint schedule applicable to HIFSCO, then HIFSCO is benefitted because it gets to retain a larger portion of the investment management fees that Plaintiffs pay.

121. Wellington is a for-profit independent sub-adviser to four of the Hartford Funds. HIFSCO negotiated at arm's-length, not only to pay it much lower initial investment management fees than HIFSCO charged the Hartford Funds, but also for a breakpoint schedule at asset levels much lower than HIFSCO's breakpoint schedule. *See* Table at ¶111.

122. Wellington's fee/breakpoint schedules for the Hartford Funds allowed it to accomplish all of the services it was required to undertake pursuant to its sub-advisory agreements, and, presumably, still include a profit.

123. With respect to the Hartford Advisers Fund, HIFSCO negotiated a breakpoint schedule with its sub-adviser Wellington, such that Wellington's initial investment management fee was 22 basis points, and, under this schedule, graduated fee reductions commenced after assets in this fund surpassed $50 million. *See* Table at ¶111. This graduated fee reduction schedule results in Wellington charging an investment management fee of just 12.5 basis points on assets in excess of $500 million. *Id.* In contrast, HIFSCO's breakpoint schedule sets HIFSCO's initial investment management fee at 69 basis points, and only after assets in the fund exceed $500 million is their any reduction in HIFSCO's fees. Further, the graduated reductions are of such a small value that if assets in this fund exceed $10 billion, HIFSCO's fee is only reduced to 57 basis points. *Id.*

124. With respect to the Hartford Global Health Fund, HIFSCO negotiated a breakpoint schedule with its sub-adviser Wellington for an initial investment management fee of 45 basis points, with graduated fee reductions commencing after assets in this fund surpass $100 million. *See* Table at ¶111. This graduated fee reduction schedule results in a fee of just 30 basis points on assets in excess of $500 million. *Id.* In contrast, HIFSCO's breakpoint schedule sets HIFSCO's initial investment management fee at 90 basis points, and only after assets in this fund exceed $500 million is there any reduction in HIFSCO's fees. Further, the graduated reductions are of such a small value that if assets in this fund exceed $10 billion, HIFSCO's fee only drops to 79 basis points. *Id.*

125. For the two HIMCO sub-advised funds, the Hartford Inflation Plus Fund and the Hartford Conservative Allocation Fund, HIMCO's sub-advisory fee is set "at cost", and this fee is substantially lower than HIFSCO's advisory fees for these funds. Thus, similar to the

Wellington sub-advised Hartford funds there is a large disparity between HIFSCO's breakpoint schedule and HIMCO's.

126. This disparity between HIFSCO's breakpoint schedule, which determines the total amount of investment management fees HIFSCO collects from the Hartford Funds, and the sub-advisers' breakpoint schedule, which determines the value of the portion of the overall investment management fees that HIFSCO collects from the Hartford Funds that it must pay to their sub-advisers, reflects that HIFSCO is using the breakpoint mechanism to benefit itself rather than the Hartford Funds and the Plaintiffs.

127. HIFSCO benefits from this breakpoint arrangement because as the sub-advisers grow the funds' assets, the overall fee HIFSCO collects from each fund increases on account of the following: (A) the investment management fees HIFSCO collects are based on a percentage of assets in the funds, and (B) the portion of the investment management fees HIFSCO collects from the funds that and must pay to the sub-advisers decreases, on account of the sub-advisers breakpoint schedule. If the breakpoint schedule that HIFSCO negotiated for at arm's-length with the Hartford Funds' sub-advisers was used as the breakpoint schedule for HIFSCO's investment management fee, the economies of scale generated by asset growth would not be disproportionately provided to HIFSCO. Rather, the economies-of-scale savings would be appropriately shared with Hartford Funds' security holders.

128. Accordingly, HIFSCO fails to share with the Hartford Funds' security holders the benefits of economies of scale realized from the Hartford Funds. HIFSCO's receipt of these fees is particularly excessive given that the cost of the oversight functions it performs for the funds should not increase as the funds' assets increase, resulting in enormous economies-of-scale

benefits that HIFSCO retains for itself but that should be shared with the funds and their security holders.

129. As assets under management have grown, the management fees paid to HIFSCO have grown dramatically, despite the economies of scale realized by HIFSCO. HIFSCO has not shared with the Plaintiffs, and other security holders of the funds, the economies of scale it has gained from that growth. For example, for fiscal year 2009-2010, the assets in the Hartford Inflation Plus Fund increased by 51% (from $1.48 billion to $2.24 billion). During this same time period, the investment advisory fees to HIFSCO increased by 80% (from $5.57 million to $10.00 million).

130. The investment management and distribution fees paid to HIFSCO are disproportionate to the value of services rendered, and therefore excessive, especially when compared to the rates charged by the sub-advisers, by competitors or to institutional clients (discussed in the next section), as well as the excess profits resulting from these economies of scale. The economies of scale enjoyed by HIFSCO with respect to the Hartford Funds have not been adequately shared with the Funds, as required by § 36(b) and Rule 12b-1, in breach of HIFSCO's § 36(b) fiduciary duty to the Funds with respect to such compensation.

C. COMPARATIVE FEE STRUCTURES CHARGED TO NON-MUTUAL FUND CUSTOMERS AND OTHER MUTUAL FUND COMPLEXES FOR SIMILAR INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES DEMONSTRATE THAT HIFSCO HAS CHARGED THE FUNDS EXCESSIVE FEES THAT BREACHED HIFSCO'S FIDUCIARY DUTY

131. An analysis of: (1) the fees paid to the Hartford Funds' sub-advisers, (2) investment management fees charged by HIFSCO's competitors to mutual funds comparable to the Hartford Funds, and (3) the management fees charged by Hartford to third-party institutional clients, including non-mutual fund customers, demonstrates that HIFSCO has charged the

Hartford Funds excessive investment management fees that violate HIFSCO's fiduciary duty with respect to the receipt of compensation. The following relevant comparative fee structures establish that HIFSCO is charging advisory fees to the Hartford Funds that are disproportionate to the value of the services rendered.

1. Fee Structure of the Hartford Funds' Sub-Advisers

132. HIFSCO hired sub-advisers for all of the Hartford Funds that assumed the obligation of providing substantially all of the investment advisory services to their designated funds. As each sub-adviser is a for-profit investment management company that negotiated its fee with HIFSCO, the fees they charge provide a guidepost of the cost of the investment advisory services provided to the Hartford Funds, presumably including a comfortable profit margin. Compared to the fees charged by the sub-advisers who actually perform the majority of the substantive advisory services to the Hartford Funds, the additional fees charged by HIFSCO for its oversight of the Hartford Funds are unjustified and excessive.

133. While Plaintiffs do not challenge the fees paid to the sub-advisers of the Hartford Funds, those rates do provide a measure of how much the investment advisory services cost (and the economies of scale realized by the advisors). Indeed, the fees charged by each Hartford Fund's sub-adviser are indicative of the fee the funds should pay for the investment management services. HIFSCO charges far more than the sub-advisers it hires for the funds (*i.e.*, Wellington and HIMCO) even though the sub-advisers assume the obligations of HIFSCO to provide substantially all of the investment advisory services to their designated funds.

134. Since HIFSCO's investment management fees charged to the Plaintiffs, and the other shareholders of the Hartford Funds, and collected by HIFSCO were far in excess of the sub-adviser fee amount (who provides substantially all of the investment management services),

HIFSCO's fees were necessarily so disproportionately large that they bore no reasonable relationship to the value of the services rendered and could not have been the product of arm's-length bargaining.

2. Fees Charged to Other Mutual Fund Complexes For Similar Investment Management Services

135. Vanguard generally provides the same services to the Vanguard Health Care Fund, the Vanguard Wellington Fund and the Vanguard Morgan Growth Fund (the "Vanguard Funds") as HIFSCO provides to the comparable Hartford Funds.

136. Wellington is the sub-adviser to both the Vanguard Health Care Fund and the Hartford Global Health Fund. Wellington is the sub-adviser to both the Vanguard Wellington Fund and the Hartford Advisers Fund. Wellington is the sub-adviser to both the Vanguard Morgan Growth Fund and the Hartford Growth Opportunities.[10]

137. The Vanguard Funds and the Hartford Funds listed in the prior paragraph, generally have the same investment philosophies. Further, the terms of the sub-advisory agreements Wellington has entered into with the above listed Hartford Funds, and the terms of the sub-advisory agreements that Wellington as entered into with the above-listed Vanguard Funds, are not materially different.

138. While HIFSCO is paid a substantial investment management fee from the Hartford Funds, Vanguard does not receive an investment management fee from the Vanguard Health Care Fund or the Vanguard Wellington Fund. Vanguard does charge a 1 basis point investment management fee to the Vanguard Morgan Growth Fund, which is in addition to the 16 basis points it pays to this fund's sub-advisers. However, Vanguard's 1 basis point

[10] The Vanguard Morgan Growth Fund employs four sub-advisers, one of them being Wellington. However, the total sub-advisory fees paid to all of the fund's sub-advisers equals 16 bps.

investment management fee, with respect to this fund, is significantly lower than the 50 basis points investment management fee that HIFSCO charged to the comparable Hartford Fund.

139. Thus, the Vanguard Funds only pay investment management fees to their sub-advisers (with the exception of the 1 basis point investment management fee that the Vanguard Morgan Growth Fund pays to Vanguard).

140. Vanguard does charge its funds a "Management and Administration" charge which is, on average, 360% lower than the investment management fee HIFSCO charges the Hartford Funds.[11]

141. A comparison of Vanguard's "Management and Administration" fee and HIFSCO's investment management fee demonstrates that HIFSCO's investment management fee is substantially disproportionate to the services it rendered for such fee and could not have been the product of arm's-length bargaining.

142. The table below compares HIFSCO's investment management fee to Vanguard's "Management and Administration" fee for each fund listed in the first column. The fees set forth in the second column, "HIFSCO's Investment Management Fee", exclude that portion of the fee paid to the sub-advisers; the amount set forth is the net fee that HIFSCO maintains for itself.

[11] Besides this Management and Administration fee, Vanguard, like HIFSCO charges the Vanguard Funds an "Other Expense" charge (which in all cases, in basis points, is much smaller than the Hartford Funds' other expense charge). Similar to HIFSCO, Vanguard charges a fee to pay the funds' sub-advisers. However, while HIFSCO charges 12b-1 fees on investments into the Hartford Funds, 12b-1 fees are *not* charged on investments into the Vanguard Funds.

Hartford Fund	HIFSCO's Investment Management Fee in Basis Points, After Deducting The Investment Management Fees Paid to Wellington For Its Sub-Advisory Services	Comparable Vanguard Fund Which Also Uses Wellington as the Fund's Sub-Adviser	Vanguard "Management and Administrative Expenses" Fees, which are Separate and Apart From the Fees Vanguard Pays to Wellington For Its Sub-Advisory Services
Hartford Global Health Fund (Health)	For fiscal year ended October 31, 2010: **55 bps**	Vanguard Health Care Fund (Health)	For fiscal year ended January 31, 2011: **15 bps**
Hartford Advisers Fund (Moderate Allocation)	For the year ended October 31, 2010, investment advisory fee represented: **54 bps**	Vanguard Wellington Fund (Moderate Allocation)	For fiscal year ended November 30 2010: **16 bps**
Hartford Growth Opportunities Fund (Large Cap Growth)	For the year ended October 31, 2010, investment advisory fee represented: **50 bps**	Vanguard Morgan Growth Fund (Large Cap Growth)	For the year ended September 30, 2010, the investment advisory fee represented: **20 bps**

143. In addition to paying Vanguard's "Management and Administration" fees, the Vanguard Funds, also pay Wellington, in its capacity as sub-adviser to the comparable Vanguard Funds, sub-advisory fees ranging from 7 bps to 16 bps, depending on the fund.

144. In exchange for the "Management and Administration" charge, for each of the Vanguard Funds, Vanguard performs "[c]orporate management and administrative services." "Corporate management and administrative services include: (1) executive staff; (2) accounting and financial; (3) legal and regulatory; (4) shareholder account maintenance; (5) monitoring and control of custodian relationships; (6) shareholder reporting; and (7) review and evaluation of advisory and other services provided to the funds by third parties."

145. HIFSCO's investment management fee (the portion that it does not pay to the funds' sub-advisers) exceeds Vanguard's "Management and Administrative" fees, on average, by approximately 360%. *See* Table at ¶142.

146. For three reasons, explained below, the services provided by Vanguard for its "Management and Administration" fee, demonstrate that the portion of the investment management fee HIFSCO retains from the Hartford Funds, is substantially disproportionate to the value of services HIFSCO rendered and could not have been the product of arm's-length bargaining.

(a) Vanguard's "Management and Administration" fees Pays for the Vanguard Funds' Transfer Agent Services.

147. Transfer agent fees represent a significant portion of a fund's expenses. *See Fees and Expenses of Mutual Funds*, Investment Company Institute ("ICI") Publication, June 6, 2005; *see also* Declaration of Steve Pomerantz, Ph. D. (Exhibit A, ¶19)

148. According to the ICI, the services provided for transfer agent fees include "shareholder services such as basic individual shareholder account maintenance..." *See Id.*

149. Vanguard's "Management and Administration" charge pays for, among other things, "shareholder account maintenance" and "shareholder reporting" (i.e., transfer agent services).[12]

150. According to the ICI, transfer agent fees for mutual funds are on average equal to 15 bps. *See Fees and Expenses of Mutual Funds*, ICI Publication, June 6, 2005; *see also* Declaration of Steve Pomerantz, Ph. D. (Exhibit A, ¶19)

[12] Meaning the transfer agent fees for the Vanguard Funds are not paid through such funds "Other Expense" charge, but rather through the "Management and Administration" charge.

151. Vanguard is the transfer agent to the Vanguard Funds and pays for such funds transfer agent expenses (which, as the ICI confirms are on average equal to 15 bps) through its "Management and Administration" charge, which, for the comparable Vanguard Funds, on average, such charge equals 17 bps.

152. As reflected in the table in paragraph 142, the Vanguard Health Fund, the Vanguard Wellington Fund and the Vanguard Morgan Growth Fund's "Management and Administration" fees equal 15 bps, 16 bps and 20 bps, respectively. Meaning, that either all, or a substantial portion of, the "Management and Administration" fees that Vanguard charges the Vanguard Funds are used to pay the funds' transfer agent expenses.

153. In contrast, HIFSCO is not the transfer agent for the Hartford Funds. Rather, Hartford Administrative Services Company, an affiliate of HIFSCO, serves as the Transfer Agent for the Hartford Funds. Therefore, the investment management fee that HIFSCO charges the Hartford Funds is not used to pay the Hartford Funds' transfer agent expenses, since those services are performed by others.

154. As Exhibit B reflects, Plaintiffs pay "transfer agent fees" for investing in the Hartford Funds, which are separate, and in addition to, the investment management fees they pay HIFSCO. These separate and additional "transfer agent fees" pay for the transfer agent services to the Hartford Funds.

155. The transfer agent fee for the Hartford Global Health Fund is approximately 28 bps. The transfer agent fee for the Hartford Advisers Fund is approximately 26 bps. The transfer agent fee for the Hartford Growth Opportunities Fund is approximately 19 bps.

156. Accordingly, a substantial portion, if not all, of the Management and Administration" fees that Vanguard charges to the Vanguard Funds are used to pay for the funds'

transfer agent expenses. By contrast, the security holders in the Hartford Fund pay HIFSCO's investment management fee and a separate transfer agent fee. The transfer agent fee charged to, and paid by, the Hartford Funds on average equals 24 bps, which is 9 bps higher than the average fee for this service.

(b) Vanguard's Fees For Oversight And Other Services Are *De Minims*

157. The services that are paid through Vanguard's "Management and Administration" charge by the Vanguard Funds equals, on average, 17 bps. These services include the following: "(1) executive staff; (2) accounting and financial; (3) legal and regulatory; ... (5) monitoring and control of custodian relationships; . . . and (7) review and evaluation of advisory and other services provided to the funds by third parties." Vanguard also pays for the funds' transfer agent services through the "Management and Administration" charge.

158. According to Sections 3(a) and (b) of the Investment Management Agreements, HIFSCO performs the following administrative services for the Hartford Funds for its investment management fee:

> (a) assist in the supervision of all aspects of the Company's [Hartford Funds] operation, including the coordination of all matters relating to functions of the custodian, transfer agent or other shareholders servicing agents (if any) accountant and other parties performing services or operational functions for the Company [Hartford Funds];
>
> (b) provide the Company [Hartford Funds] with the services of persons...competent to serve as officers of the Company [Hartford Funds] and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company [Hartford Funds], including the preparation and maintenance of required reports, books and records of the Company [Hartford Funds];....

159. Vanguard also assumes responsibility for "review and evaluation [i.e., supervisory] of advisory and other services provided to the funds by third parties" in exchange for payment of the "Management and Administration" fee.

160. Vanguard also uses the "Management and Administration" to pay for the following services for the Vanguard Funds: legal, regulatory, accounting, financial, and transfer agent services. In contrast, HIFSCO only agrees to supervise these services in exchange for its investment management fee.

161. Vanguard's "Management and Administration" fee also pays for the executive staff of the Vanguard Funds.

162. Vanguard's "Management and Administration" fee charged to the Vanguard Health Fund, the Vanguard Wellington Fund and the Vanguard Morgan Growth Fund equals 15 bps, 16 bps and 20 bps, respectively. Further, the "Management and Administration" charge pays for the Vanguard Funds' transfer agent services, which, on average, equal 15 bps. HIFSCO's investment management fee does not pay the transfer agent services needed by the Hartford Funds, rather that service is paid for through a separate fee.

163. After Vanguard paid for the Vanguard Funds' transfer agent services (which on average cost 15 bps) through the "Management and Administration" charge, a *de minims* amount of the "Management and Administration" fee (which on average totals 17bps) remained to pay for the other services that are covered by this fee, which include the supervision of third-party service providers to the Vanguard Funds. Thus, supervision, therefore, only incurs a *de minims* fee. HIFSCO also claims to provide these supervisory services in exchange for payment of its investment management fee.

164. Unlike HIFSCO's investment management fee, Vanguard's "Management and Administration" fee not only pays for transfer agent and supervisory services, but also pays for the actual performance of the legal, accounting and financial services that are required by the Vanguard Funds. Thus, Vanguard's "Management and Administration" fee does not merely pay

for the supervision of the performance of the legal, accounting and financial services, as is the case with HIFSCO's investment management fee.

165. Accordingly, Vanguard provides more extensive administrative services to the Vanguard Funds than those HIFSCO provides to the Hartford Funds, as set forth in sections 3(a) and (b) of HIFSCO's Investment Management Agreement. Moreover, Vanguard provides such services for a *de minims* fee.

(c) Vanguard Does Not Charge For Investment Advisory Services On Top of The Fees For the Investment Advisory Services Provided by Wellington

166. Vanguard does not allocate any of the "Management and Administration" fees charged to the Vanguard Funds to investment management services. In fact, almost all, if not all, of Vanguard's "Management and Administration" fees are used to pay for transfer agent services.

167. Further, Vanguard does not charge the comparable Vanguard Funds an investment management fee)with the exception of the 1 bp investment fee charged to the Vanguard Morgan Growth Fund, while HIFSCO charges its comparable fund, the Hartford Growth Opportunities Fund, a 50 bps investment management fee).[13]

168. HIFSCO charges the Hartford Global Health Fund an investment management fee equal to 55 bps compared to Vanguard, which charges no investment management fee to its comparable fund. HIFSCO charges the Hartford Advisers Fund an investment management fee of 54 bps compared to Vanguard, which charges no investment management fee to its comparable fund. HIFSCO charges the Hartford Growth Opportunities Fund an investment

[13] Thus, Vanguard's investment management fee of 1bp for this fund is largely *de minims*. The sub-advisers to the Vanguard Morgan Growth Fund are the entities that, with limited exceptions, render all of the investment management services for this fund and are paid a combined fee of 16 bps.

management fee of 50 bps compared to Vanguard, which charges a fee of 1 bp to its comparable fund.

169. While Vanguard does not receive an investment management fee from the Vanguard Funds (other than the 1 bp investment management fee it receives from the Vanguard Morgan Growth Fund), similar to HIFSCO, Vanguard pays the sub-advisers to the Vanguard Funds an investment management fee.

170. The sub-adviser to all of the Vanguard Funds and the Hartford Funds discussed in this section is Wellington. Vanguard pays the sub-advisers to the Vanguard Health Fund, the Vanguard Wellington Fund and the Vanguard Morgan Growth Fund, sub-advisory fees equal to 15 bps, 7b bps and 16bps, respectively.

171. Vanguard's fees for investment management services to the Vanguard funds (zero or 1 bp in the case of the Vanguard Morgan Growth Fund) are appropriate fee comparators for the investment management fees HIFSCO should have charged Plaintiffs, and the other security holders of the Hartford Funds, for its investment management services. As shown in the following table, the services provided by Wellington to the Vanguard Funds are substantially comparable to the services Wellington provides to the Hartford Funds.

Investment Advisor	Funds	Investment Management Services Performed by Investment Advisor
Wellington	Hartford Funds	(a) evaluate and implement an investment program for each fund; (b) make all determinations with respect to the investment of each fund's assets; (c) arrange for the purchase and sale of investments for each fund; and (d) render regular reports to the Board of Trustees.
Wellington	Vanguard Funds	(a) manage the investment and reinvestment of the assets of the fund; (b) continuously review, supervise, and administer an investment program for the fund; (c) determine the securities to be purchased or sold for the fund; (d) provide the fund with records concerning

Investment Advisor	Funds	Investment Management Services Performed by Investment Advisor
		Wellington's activities; and (d) render regular reports to the Board of Trustees.

172. As the sub-advisory agreements that Wellington entered into with the Vanguard Funds are not materially different than the sub-advisory agreements Wellington entered into with the Hartford Funds, HIFSCO's investment management fee should have been the same, or very close to, Vanguard's investment management fee, which was zero (except for a 1 bp investment management fee for the Vanguard Morgan Growth Fund). Thus, substantially all of the investment management fees HIFSCO charged the Hartford Funds were so disproportionately large that they bore no reasonable relationship to the services it rendered and could not have been the product of arm's length negotiations.

173. Had the Vanguard investment management fee schedules been applicable to the Hartford Global Health Fund, the Hartford Advisers Fund and the Hartford Growth Opportunities Fund, those Funds would have saved millions of dollars in 2010 alone.

3. Fees Charged By Hartford to Institutional Clients for Similar Investment Management Services

174. HIFSCO and/or its affiliated entities also provide investment management services to third-party institutional, or separately managed, accounts.

175. In *Jones*, the Supreme Court indicated that a court, in assessing an investment adviser's fiduciary duty, should give comparisons between management fees charged to an adviser's mutual funds and management fees charged to its independent clients "the weight that they merit in light of the similarities and differences between the services." 130 S. Ct. at 1428.

176. Here, the services that HIFSCO provides to the institutional accounts are substantially similar, if not identical, to the investment management services HIFSCO provides

to the Hartford Funds. Indeed, the Hartford Funds pay separately pursuant to separate agreements for services that are not provided to non-mutual fund clients.[14] As a result, the comparison of the investment management fees HIFSCO charges to the Hartford Funds to the fees charged by Hartford to the institutional accounts is entitled to considerable weight.

177. Although the investment management services provided to the Hartford Funds are virtually identical to services provided to the institutional accounts, and therefore are directly comparable, the fees charged to the funds are materially higher than the fees charged to the institutional accounts.

178. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." *See Freeman & Brown Study*, at 627-28. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." *Id.* at 629 n.93. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." *Id.* at 671-72.

179. For example, HIMCO, an affiliate of HIFSCO and sub-adviser to two of the Hartford Funds at issue here, provides investment management services to employee benefit

[14] For example, the Hartford Funds have entered into a separate Fund Accounting Agreement pursuant to which they pay fees to Hartford Life Insurance Co. for accounting services. Similarly, the Funds pay Hartford Administrative Services Company separately for administrative and transfer agency services.

plans and/or mutual funds unaffiliated with Hartford, such as the State Board of Administration of Florida, the State of Connecticut, and Montgomery Street Income Securities, Inc.

180. Although the investment management services that HIMCO provides these institutional accounts are the same as the investment management services that HIFSCO provides to the Hartford Funds (to whom HIFSCO owes a fiduciary duty), the funds pay investment management fees that are significantly higher than those paid by the institutional clients, who bargain at arm's-length over fees. For example:

a. For the fiscal year ending December 31, 2010, HIMCO charged Montgomery Street Income Securities, Inc., a closed end mutual fund, a total annual investment management fee of approximately 0.25% of the average net assets managed.

b. HIMCO provides investment management services to a fixed income account for the State of Connecticut. In exchange for these investment management services, the State of Connecticut pays approximately 9 to 11 basis points (.09% to .11%).[15] In fiscal year 2010, HIMCO received a fee of $399,253 for advising an approximately $462 million account. Meanwhile, in 2010, the Hartford Inflation Plus Fund, a fixed income fund, with average assets under management of $2.2 billion, paid approximately $10 million (the combined investment management fee paid to HIFSCO and HIMCO) for the same investment management services that the State of Connecticut received at a fraction of the price. In exchange for these investment management services provided by HIFSCO, Plaintiffs, and other shareholders invested in the Hartford Inflation Plus Fund, paid approximately 44 basis points.

c. HIMCO also manages an approximately $2 billion fixed income account for the State Board of Administration of Florida. For fiscal years 2009-2010, the State Board of Administration of Florida paid 10 basis points, to the investment advisers of its fixed income accounts.[16]

---

[15] These figures are derived from reported fiscal year end assets managed by HIMCO and total fees paid to HIMCO by fiscal year.

[16] Although the precise fee charged by HIMCO is not reported, it is unlikely that the fees HIMCO charges would deviate materially from the reported aggregate fee, particularly given that the fee is in line with what HIMCO charges the State of Connecticut.

181. In 2010, the Hartford Inflation Plus Fund, a fixed income fund, paid investment management fees to HIFSCO that were as much as 5 times higher in basis points than what HIMCO charges institutional clients to provide investment management services to fixed income accounts. At the Hartford Inflation Plus Fund's current level of assets ($2.2 billion), the difference in investment management fees that HIFSCO charged that Fund, as compared to the investment management fees that HIMCO charges its institutional clients, translates to over $8 million per year.

182. That HIFSCO and its affiliates charge third parties far lower fees than they are charging the Hartford Funds, to whom they owe a fiduciary duty, for the same services, demonstrates that the investment management fees HIFSCO charged the Hartford Funds constitute a breach of HIFSCO's fiduciary duties to the funds with respect to such compensation.

D. THE HARTFORD FUNDS' BOARDS OF DIRECTORS WERE NOT ACTING CONSCIENTIOUSLY IN APPROVING THE INVESTMENT MANAGEMENT AGREEMENTS AND RULE 12b-1 DISTRIBUTION PLANS

183. In *Jones*, the Supreme Court adopted a fiduciary duty standard for § 36(b) that requires both a fair outcome and good faith in the negotiation process. 130 S.Ct. at 1427. Fund directors have a fiduciary duty to mutual funds and to their shareholders (who individually have no power to negotiate such fees for the funds) to negotiate fees that are both beneficial to the mutual funds and are comparable to fees that would be negotiated at arm's length.

184. Congress has fortified fund directors' oversight responsibilities by adopting § 15(c) of the ICA, requiring directors to be adequately informed of the terms of any investment management contracts.

185. ICA § 15(c), 15 U.S.C. § 80a-15(c) requires investment advisers to furnish documents and other information so that fund directors can make informed and independent decisions when evaluating investment advisory contracts. This section also gives directors the authority to demand such information from advisers. *Id.*

186. When Hartford starts a new mutual fund, it not only contracts to provide all the services the fund needs, it also nominates and elects the members of the fund's Board (including all "independent"[17] Board members).

187. Each of the Hartford Funds is governed by a Board of Directors. The Boards of Directors for HMF and HMFII are composed of the identical nine people, who meet and make decisions for all of the Hartford Funds. This same group of directors oversees and makes decisions for all 85 funds in the Hartford Funds Complex.[18] *See* Table I.

188. The HMF and HMFII's Board of Directors are charged with the substantial supervision of the Funds. According to the SAI, the Board: "(i) provides broad supervision over the affairs of [HMF and HMFII] and the Funds and (ii) elects officers who are responsible for the day-to-day operations of the Funds and the execution of policies formulated by the Boards of Directors."

189. The Board members are compensated for their services with a fee that consists of an annual retainer component and a meeting fee component, as well as retirement benefits. As a result of the compensation they receive, Board membership in the Hartford Funds Complex is a

[17] "Independent" board members are those who are not "interested persons" as defined under the 1940 Act. *See* 15 U.S.C. § 80a-2(a).

[18] All Directors of the HMF and HMFII also hold corresponding positions with the Hartford Series Fund, Inc. and the Hartford HLS Series Fund II, Inc. overseeing the 85 funds within the Hartford Funds Complex. *See* Table I. Mutual funds contained within the Hartford Series Fund, Inc. and the Hartford HLS Series Fund II, Inc. are not at issue in this SAC.

lucrative part-time job for the Fund Directors. For the fiscal year ending October 31, 2010, according to publicly-available information, the Board members for the funds in the Hartford Funds Complex received total compensation in the following amounts:

Lynn S. Birdsong	$187,500
Dr. Robert M. Gavin	$261,500
Duane E. Hill	$167,500
Sandra S. Jaffee	$166,000
William P. Johnston	$191,500
Phillip O. Peterson	$191,500
Lemma W. Senbet	$154,000
Lowndes A. Smith	$183,000

190. David N. Levenson is an "interested" director by virtue of his current position as a Hartford executive. Directors who are also employed by Hartford do not receive director compensation.

191. Each Hartford Board, in this case the identical nine people for all 85 funds, has a separate and distinct fiduciary duty to each Hartford Fund to enter into serious and substantive negotiations with respect to all fees charged by Hartford Management, including HIFSCO. *See* Am. Bar. Ass'n, *Fund Director's Guidebook* (2d ed. 2003), at 10 ("Although there are areas of common interest among the funds, the directors must exercise their specific board responsibilities on a fund-by-fund basis."). Correspondingly, Hartford Management, including HIFSCO, has a reciprocal fiduciary duty to each mutual fund under its management, including each Hartford Fund, to assure that the fees it charges for services rendered are reasonably related to the services provided and correspond with fees that would be charged in an arm's length negotiation.

192. The eight independent or "non-interested" directors are supposed to be "watchdogs" for the Funds' shareholders. However, since the same directors are charged with the oversight of all of the 85 mutual funds in the Hartford Funds Complex, regardless of the

dedication, sophistication, and the individual educational and business qualifications of the independent members of the Boards of Directors of the Hartford Funds, many of whom are otherwise fully employed in demanding positions of responsibility, the amount of documentation that must be reviewed for each meeting would be daunting if the directors were to look at each fund individually.

193. Furthermore, even if statutorily "non-interested," the Trustees are in all practical respects dominated and unduly influenced by HIFSCO in reviewing the fees paid by the Hartford Funds and their shareholders. The Directors' continuation in the role of an independent Director from year-to-year, and the compensation they earn, is at least partially dependent on the continued good will and support of HIFSCO.

1. Investment Management Agreements

194. HIFSCO must obtain the annual approval of the Boards for the investment management fee it seeks to charge each Hartford Fund pursuant to the Investment Management Agreements.

195. As detailed below, the Boards failed to act conscientiously by continuing to approve substantially all of the investment management fees that HIFSCO charged to the Hartford Funds, but did not pay to the sub-advisers of each of the funds. The fee-setting process undertaken by the Boards lacked the requisite integrity, care and good faith, and was therefore defective.

196. The Boards do not hold separate meetings for each mutual fund. Instead, upon information and belief, the Boards' practice has been to consider all funds at one time. The Boards approved the investment management fees HIFSCO requested, with respect to each of the Hartford Funds, over a four-day period. During this same four-day period, the same nine

individuals that compose the Boards of the Hartford Funds also approved the investment management fees for all 85 funds within the Hartford Funds Complex.

197. According to each Hartford Fund's Annual Report, the information related to the Boards' discussion of the *Gartenberg* Factors is copied substantially verbatim for each Hartford Fund, and provides little supporting facts to conclude that the Boards undertook a thorough discussion of the relevant information for all 85 funds during their four-day meeting.

198. Truly independent boards of directors acting conscientiously would not have tolerated the investment management fees charged by HIFSCO, which performed limited services for such fees that were predominately supervisory in nature, if they had obtained adequate information regarding, among other things: (1) the services provided by the funds' sub-advisers, and the fees they charged for such services, as compared to the investment management fees that HIFSCO charged for its minimal services to the funds; (2) the management fees charged and services provided by competitors with similar fund structures; (3) the management fees charged and services provided to pension funds and other institutional clients of HIFSCO or its affiliates; (4) the economies of scale enjoyed by HIFSCO; and (4) the profitability of the Hartford Funds to HIFSCO (and how to evaluate the profitability data in light of economies of scale).

199. The Investment Sub-Advisory Agreements, which were accessible to the Boards, reveal that the sub-advisers rendered a substantial portion of the investment management services required for the Hartford Funds. Thus, the Boards were not acting conscientiously when they approved investment management fees for HIFSCO that were at a minimum 139%, and at a maximum 576%, of the fees that were paid to the Hartford Funds' sub-advisers.

200. With respect to the Investment Management Agreements between HIFSCO and the Hartford Funds, Robert Arena, who is listed as the President of HIFSCO, executed these agreements on behalf of both HIFSCO and the Hartford Funds. This information, which was publicly available, should have been a red flag to the Boards that the terms of the Investment Management Agreements, and the compensation paid to HIFSCO pursuant thereto, were not the product of an arm's-length negotiation as Mr. Arena executed this agreement on behalf of both HIFSCO and the Harford Funds.

201. In light of the fact that the documents which revealed that the sub-advisers to the Hartford Funds performed the substantial portion of the investment management services for the funds, were publicly available, the Boards knew, or should have known, that they were approving grossly excessive investment management fees for HIFSCO. The Boards therefore violated their fiduciary responsibilities when they approved the excessive investment management fees paid to HIFSCO.

202. As further evidence that the Board was not acting conscientiously when it approved HIFSCO's advisory fees, HIFSCO has been the subject of an SEC Cease and Desist proceeding regarding its, and its affiliates, improper use of the Hartford Funds' (except for the Hartford Conservative Allocation Fund and the Hartford Inflation Plus Fund) assets. Specifically, according to a SEC Order issued on November 8, 2006, "[f]rom at least January 2000 through December 2003 … [HIFSCO] made material misrepresentations and omitted to state material facts to the shareholders and Boards [of the Hartford Funds] … relating to their use of $51 million of Fund assets.." [i.e., fees]. In connection with this fraudulent scheme, the SEC found HIFSCO liable for misrepresentations made in SEC filings.

203. Under the November 8, 2006 SEC Order setting forth the terms of the settlement reached with HIFSCO and two other HIG subsidiaries, resolving the SEC's Division of Enforcement's investigation, HIFSCO (along with the other two HIG subsidiaries) was ordered to pay $55 million to settle charges of misrepresenting and failing to disclose to HMF and HMFII fund shareholders that fund assets were improperly used, in the form of directed brokerage commissions, to satisfy financial obligations to certain broker-dealers for the marketing and distribution of funds. *Id.* at 3. The SEC found that HIFSCO's actions constituted a willful scheme of fraud or deceit, which included making misrepresentations in SEC filings. In light of the SEC Cease-and-Desist Order, the Boards should have been especially diligent and exerted greater scrutiny in reviewing and approving any HIFSCO fee agreements. *See Siemers v. Wells Fargo*, No. C-05-04518(WHA), 2006 WL 2355411 (N.D. Cal. Aug 14, 2006) (facts outside the one-year statutory period can be used as evidence to support plaintiffs' allegations regarding excessive investment management fees under Section 36(b) of the ICA). A conscientious Board would not have approved large fees for an advisor who has been found to have committed fraud and deceit.

204. Furthermore, the Hartford Global Health Fund and the Vanguard Health Fund are both managed by Wellington, yet the Hartford Fund has posted inferior performance in comparison to the comparable Vanguard Health Fund. Thus, HIFSCO's minimal investment management services did not add any benefit to the Hartford Global Health Fund, and in fact, it arguably hindered the fund's performance in comparison to the Vanguard Health Fund. *See* Declaration of Steve Pomerantz Ph.D, Exhibit A,¶15.

205. For the period of September 30, 2001 to September 30, 2011, the Hartford Global Health Fund earned an annualized return of 5.22% as compared to Vanguard's Health Care Fund

that earned 6.27%, for a net underperformance of 105 basis points per year. This is the approximate difference in fees charged between those two comparable funds. This analysis ignores any front-end sales load paid by Hartford investors, which the Vanguard investors do not pay. Amortizing this load over any time period will lower Hartford investors' returns even further. *See* Declaration of Steve Pomerantz Ph.D, Exhibit A,¶15.

206. It was apparent, or should have been apparent, to Hartford Global Health Fund's Board of Directors that, prior to the Board's decision to renew the Investment Management Agreement with HIFSCO, Vanguard's Wellington-managed health fund performed better than did Defendant's Wellington-managed health fund.

207. The Hartford Global Health Fund and the Vanguard Health Care Fund have the same investment philosophy, are both health funds and are both managed by Wellington.

208. Vanguard provided no investment management services in addition to those provided by Wellington in the management of the Vanguard Health Care Fund other than to review and evaluate Wellington's services.

209. For the Hartford Global Health Fund, HIFSCO charged an investment management fee to the shareholders of this fund that was approximately 139% greater than the investment management fee HIFSCO paid to Wellington.

210. The Directors of the Hartford Global Health Fund therefore failed to exercise a sufficient level of care and conscientiousness when they approved the Investment Management Agreements with HIFSCO given the fact that HIFSCO's claimed investment management services were considerably more expensive than Wellington's services, and HIFSCO's services did not result in any improved performance. In fact, the Hartford Global Health Fund performed worse than the comparable Vanguard Health Fund, which was managed by Wellington alone.

211. Wellington is also the sub-adviser to both the Hartford Advisers Fund and the Vanguard Wellington Fund. Further, Wellington is also the sub-adviser to both the Vanguard Morgan Growth Fund and the Hartford Growth Opportunities Fund. The investment philosophies between these Hartford and Vanguard Funds are also generally the same and these funds are appropriate for comparison (like above with respect to the Hartford Global Health Fund and the Vanguard Health Care Fund). Therefore, Dr. Pomerantz was able to, and did, perform the above analysis he performed for the Hartford Global Health Fund, with respect to these funds, and reached the same material conclusions that he reached with regard to the Hartford Global Health Fund A similar analysis cannot be performed for the HIMCO sub-advised Hartford Funds because HIMCO does not provide advisory or sub-advisory management services for other mutual funds. *See* Declaration of Steve Pomerantz Ph.D, Exhibit A,¶18.

212. The Boards also were not acting conscientiously when they approved HIFSCO's breakpoints in the Investment Management Agreements, which were largely unattainable creating illusory benefits. In fact, because the Boards approved HIFSCO's investment management fee breakpoint schedules for the Hartford Funds that were set so high and far apart as to be meaningless, two of the six Hartford Funds have not been able to avail themselves of even the first breakpoint. *See* ¶119.

213. As further evidence that the Board was not acting conscientiously when it approved HIFSCO's advisory fees for the Hartford Advisers Fund for year ended October 31, 2010, despite the fact that the fund's net assets decreased from the previous year, the investment management fee went up in real dollar terms since such fees are based upon a percentage of assets under management. This fact is even more egregious given that, during this same time period, the Hartford Advisers Fund lost value and this fund's performance declined.

214. Accordingly, the Boards did not act conscientiously and therefore breached their fiduciary duty when they approved HIFSCO's investment management fees. *See* ICA § 15(c), 15 U.S.C. § 80a-15(c). The Board's lack of conscientiousness resulted in fees that are disproportionate to the value of the services rendered and therefore breach HIFSCO's fiduciary duty to the Funds under ICA § 36(b), 15 U.S.C. § 80a-35(b).

2. 12b-1 Distribution Plans

215. In addition to their annual review of the Investment Management Agreements, the Directors must also review the 12b-1 Plans on an annual basis. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

216. The HMF Distribution Plan and HMFII Distribution Plan, which are executed on behalf of the Hartford Funds, have not been adopted in accordance with these requirements. In particular, the Boards could not have found that the Distribution Plans in general, or the 12b-1 fees in particular, benefit the Hartford Funds or their shareholders by generating savings from economics of scale in excess of the cost of the plan. In fact, despite yearly increases in total assets held by the Hartford Funds, both the management fee and total 12b-l fees received by HIFSCO increased as assets grew, thus depriving the Hartford Funds of the benefit of these economics of scale.

217. A recent report written by Dr. Lori Walsh, a financial economist at the SEC, studied "whether shareholders do, in fact, reap the benefits of 12b-1 plans", and concluded that shareholders, as distinguished from the fund advisers, do not benefit from 12b-1 fees:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee. In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset . . . In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. ... Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

Lori Walsh, *The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns* (2004), at 4, 18.

218. The Boards failed to consider that Class B shares have been closed to new investments since September 30, 2009 and that Class B shareholders could not possibly derive any benefit from the 0.75% of the 12b-1 fee, which should be used for activity intended to result in the sale of the Hartford Funds' shares. The Boards also failed to consider that, despite the fact that HIFSCO touts the 12b-1 fee as having "the ability to provide investors with an alternative to paying front-end sales loads," Class A shareholders are charged a 12b-1 fee in addition to a significant front-end sales load.

219. Despite the fact that Plaintiffs and the other shareholders of the Hartford Funds have enjoyed minimal benefits from the HMF and HMFII Distribution Plans, and despite the fact that the Distribution Plans have allowed HIFSCO to extract additional unreasonable and

excessive compensation from Plaintiffs and the other shareholders of the funds, the Hartford Funds' Directors nevertheless have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and ICA §§ 12 thereby establishing a violation of § 36(b).

220. A truly independent board would not have tolerated the 12b-1 fees charged by HIFSCO if it had obtained adequate information regarding the Distribution Plans and the benefit (or lack thereof) to the shareholders of the Plans (such as whether the Distribution Plans should have been implemented and whether they should have been continued).

221. Based on the foregoing, the Hartford Funds Boards did not, and, indeed, were unable to, act conscientiously and fulfill their fiduciary duty when they approved fees. In contravention of its duty to provide to the Boards all information necessary to evaluate terms of the Hartford Funds Investment Management Agreements and Distribution Plans, HIFSCO did not furnish such necessary information to the Boards for purposes of their review of the Hartford Funds' investment management agreements and 12b-1 Distribution Plans. *See* 15 U.S.C. § 80a-15(c); 17 C.F.R. § 270.12b-1(d). Thus, the Boards were unable to conduct informed arm's-length negotiations when approving the fees charged to the Funds.

222. Alternatively, if HIFSCO did provide the Boards with the necessary information to review the Hartford Funds' Investment Management Agreements and 12b-1 Distribution Plans, then the Boards acted unconscientiously by continuing to approve the excessive investment management and 12b-1 fees.

223. The Supreme Court has instructed that where, as here, "the board's process was deficient [and/] or the adviser withheld important information, the court must take a more rigorous look at the outcome." *Jones*, 120 S. Ct. at 1430. As described herein, the deficient fee-

setting process resulted in fees that constitute a § 36(b) breach of HIFSCO's fiduciary duty to the Funds with respect to such compensation.

E. THE COSTS AND PROFITABILITY OF PROVIDING INVESTMENT MANAGEMENT AND DISTRIBUTION SERVICES DID NOT JUSTIFY HIFSCO'S EXCESSIVE FEE

224. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its advisor be equivalent to 'the product of arm's-length bargaining.'" *See* Freeman & Brown Study, at 661. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services.

225. HIFSCO's incremental costs of providing management services to Plaintiffs are not substantial, while the additional fees received by HIFSCO are unreasonable and hugely excessive given that the nature, quality, and level of the services remain the same in breach of HIFSCO's fiduciary duty to the Hartford Funds with respect to such compensation. On information and belief, a review of HIFSCO's full costs of providing management services will also demonstrate the enormous profitability to HIFSCO in managing the Hartford Funds.

226. The table in paragraph 46 shows the investment management fee schedule that HIFSCO charges to each of the Hartford Funds as compared to the fee schedule that HIFSCO pays its sub-advisers to whom HIFSCO delegates the core of the investment management duties.

227. While fees of less than 1% may seem inconsequential, these percentages translate into substantial fees when applied to Fund assets in the hundreds of millions, or even billions, of dollars.

228. In 2010 alone, HIFSCO was paid a total of $157,636,769 in investment management fees from the Hartford Funds at issue in this SAC. *See* ¶46. Of that sum, HIFSCO paid Wellington and HIMCO $57,583,826 for sub-advisory services, retaining $100,052,943 for

itself despite providing minimal additional management services that are predominately supervisory in nature to the Funds. *Id.* HIFSCO has collected investment management fees of over $300 thousand per year for its smallest funds (while paying the sub-adviser only $53 thousand per year) to over $76 million per year for the largest funds (while paying the sub-adviser approximately $48 million). *Id.*

229. "[F]und managers ... routinely add a hefty 'premium' or 'monitoring fee' to the sub-advisers' charge. True, the sub-adviser may charge only 30 bps for its investment advice, but the manager will typically pad the bill, adding an additional twenty to thirty basis points 'premium' before passing along the advisory charge to fund shareholders." *See* John P. Freeman, Stewart L. Brown and Steve Pomerantz, *Mutual Fund Advisory Fees: New Evidence and a Fair Fiduciary Test*, 61 OKLA. L. REV. 83, 117-118 (2008). Indeed, "overall fee levels for sub-advised funds are substantially higher than for funds managed in-house." *Id.* at 118. As demonstrated above, HIFSCO is no different, padding the bill by over $100 million dollars in fiscal year 2010 alone, for providing limited investment management services that are supervisory in nature to the Hartford Funds.

230. HIFSCO's fees do not equal the fees charged by the sub-advisers, as suggested by Messrs. Freeman, Brown and Pomerantz. Rather, on average, HIFSCO's fees exceed the sub-advisers fees by 305%.

231. Despite delegating a substantial portion of its investment management duties to sub-advisers and performing minimal additional work that was predominately supervisory in nature, HIFSCO charged, on average, fees that were 305% greater than the investment management fees that were paid to the sub-advisers.

232. Put another way, the true cost of investment management services should correlate to the fees charged by Wellington and/or HIMCO. In fact, as an external, for-profit sub-adviser, the fees charged by Wellington to HIFSCO include Wellington's costs plus, presumably, a reasonable profit.

233. While Wellington's fees are much smaller than HIFSCO's fee, upon information and belief, Wellington still makes a profit.

234. The Hartford Disclosure Materials characterize the HIMCO fees charged as "at cost." Assuming *arguendo* that HIMCO's "at cost" fee represents the actual cost of performing services, HIFSCO's fee, which ranges from approximately 4.4 to 5.7 times higher than HIMCO's "cost," is grossly disproportionate to the value of the services it actually provides to the Hartford Funds. *See* Table at ¶46.

235. Further assuming that HIMCO's sub-advisory services truly are provided "at cost" and do not include any markup or built-in profit, HIMCO's cost to provide advisory services to the Hartford Inflation Plus Fund and the Hartford Conservative Allocation Fund, in 2010 were at most approximately 8 basis points and 2 basis points, respectively. For providing limited additional investment management services to the Funds, HIFSCO nevertheless charged the Hartford Inflation Plus Fund a fee that is nearly 4.5 (450%) times, and in the case of the Hartford Conservative Allocation Fund a fee that is 5.7 (576%) times, HIMCO's costs.

236. This subcontracting arrangement led to fees that were disproportionate to value of the services actually rendered and to enormous profits to HIFSCO for minimal investment management work that is supervisory in nature.

237. In addition, HIFSCO enjoys enormous economics of scale, which translates into profits for HIFSCO. HIFSCO's advisory services do not increase since the same entities

(Wellington or HIMCO) have served as the sub-advisers to the Hartford Funds for numerous years, which has allowed HIFSCO to avoid significant costs in their annual evaluation.

238. Further, the investment philosophies of each fund has remained unchanged, which has allowed HIFSCO to avoid the costs of implementing new investment programs.

239. Wellington and HIMCO perform sub-advisory services for all of the HIFSCO funds in the Hartford Funds Complex. Therefore, much of HIFSCO's review work is duplicative.

240. In addition, HIFSCO's percentage and absolute fees grow as each sub-adviser's fee breakpoint is reached. HIFSCO realizes the portion of the investment management fee paid to each sub-adviser when a sub-adviser's fee breakpoint is reached. Rather than passing these savings onto the funds' investors, HIFSCO retains the savings for itself. However, the true cost of HIFSCO's advisory services does not increase because a sub-adviser achieves a breakpoint. Thus, HIFSCO enjoys economies of scale.

241. These markups resulted in fees that are disproportionate to services rendered, and could not be the product of negotiations conducted at arm's length and therefore constitute a breach of HIFSCO's fiduciary duty to the Funds with respect to the receipt of such compensation.

242. HIFSCO has also collected 12b-1 distribution fees of almost $41 million for the Class A and Class B shares of the Hartford Funds. *See* the following table.

2010 HARTFORD FUNDS 12B-1 DISTRIBUTION FEES PURSUANT TO THE SAI

Fund	Class A	Class B	TOTAL
Hartford Advisers Fund	$1,434,934	$602,421	2,037,355
Hartford Growth Opportunities Fund	$1,637,984	$359,545	1,997,529
Hartford Inflation Plus Fund	$1,900,245	$1,028,542	$2,928,787
Hartford Conservative Allocation Fund	$375,236	$240,498	$615,734

Hartford Global Health Fund	$618,259	$282,094	$900,353
Hartford Capital Appreciation Fund	$23,147,151	$9,286,834	$32,433,985
TOTALS	**$29,113,809**	**$11,799,934**	**$40,913,743**

243. The cost of providing distribution and marketing services does not justify charging such an excessive fee, especially since Class B shares are closed to new investments, Class A shareholders are paying a significant front-end sales load in addition to paying the 12b-1 fee, and the 12b-1 fee is not tied to any distribution activity.

244. The 12b-1 fees were therefore disproportionate to the services actually rendered resulting in huge profits for HIFSCO, and therefore constitute a breach of HIFSCO's fiduciary duty to the Funds with receipt of such compensation.

COUNT I

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERIVATIVELY ON BEHALF OF THE HARTFORD FUNDS

(Investment Management Fees)

245. The Plaintiffs repeat and re-allege each and every allegation contained in this Second Amended Complaint as if fully set forth herein.

246. HIFSCO had a fiduciary duty to the Hartford Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to HIFSCO.

247. The fees charged by HIFSCO for providing investment management services to the Hartford Funds breached HIFSCO's fiduciary duty to the Hartford Funds with respect to such compensation.

248. This Count is brought by Plaintiffs derivatively on behalf of the Hartford Funds against HIFSCO for breach of its fiduciary duties with respect to the receipt of compensation as defined by § 36(b).

249. The excessive fees received by HIFSCO were in breach of its fiduciary duties to the Hartford Funds with respect to such compensation. By reason of the conduct described in this Second Amended Complaint, HIFSCO violated § 36(b) of the ICA.

250. As a direct, proximate and foreseeable result of HIFSCO's breaches of fiduciary duties in its role as investment adviser to the Hartford Funds and their investors, the Hartford Funds and their shareholders have sustained many millions of dollars in damages.

251. In charging and receiving inappropriate, unlawful and excessive compensation, and in failing to put the interests of the Plaintiffs, and other shareholders of the Hartford Funds

ahead of its own interests, HIFSCO has breached and continues to breach its statutory fiduciary duty to Plaintiffs in violation of § 36(b).

252. The Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by HIFSCO, up to and including, "the amount of compensation or payments received from" the Hartford Funds and earnings that would have accrued to Plaintiffs had that compensation not been paid.

253. Alternatively, the Plaintiffs seek rescission of the contracts and restitution of all the excessive fees paid pursuant thereto. *See* ICA § 47(b), 15 U.S.C. § 80a-46(a-b). When a violation of the ICA has occurred, a court may order that the Investment Management Agreements between HIFSCO and the Hartford Funds, on behalf of the Hartford Funds, be rescinded, thereby requiring restitution of all investment management fees paid to it by the Hartford Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

COUNT II

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERIVATIVELY ON BEHALF OF THE HARTFORD FUNDS

(Unreasonable and Excessive Rule 12b-1 Distribution Fees and Extraction of Additional Compensation for Investment Management Services)

254. The Plaintiffs repeat and re-allege each and every allegation contained in this Second Amended Complaint as if fully set forth herein.

255. The 12b-1 fees charged and received by HIFSCO were designed to, and did, extract additional compensation for HIFSCO's management services in violation of HIFSCO's fiduciary duty under ICA § 36(b). Even to the extent that the 12b-1 fees contributed to the growth in assets of the Hartford Funds, the resulting economies of scale benefited only HIFSCO, and not the Hartford Funds or their security holders, such as the Plaintiffs.

256. In failing to pass along economies-of-scale benefits from the 12b-1 fees, and in continuing to assess 12b-1 fees pursuant to the HMF Distribution Plan and the HMFII Distribution Plan despite the fact that minimal, if any, benefits inured to the Hartford Funds or their shareholders, HIFSCO has violated, and continues to violate, the ICA and has breached and continues to breach its statutory fiduciary duty to Plaintiffs and the Hartford Funds in violation of § 36(b), both as a result of a negotiation process that lacked good faith and integrity and/or with respect to the substantive amounts of the fees.

257. Plaintiffs seek, pursuant to ICA § 36(b)(3), the "actual damages resulting from the breach of fiduciary duty" by HIFSCO, up to and including, the excessive "amount of compensation or payments received from" the Hartford Funds as well as earnings that would have accrued to Plaintiffs had that compensation not been paid. With respect to the Class B shares of the Hartford Funds, Plaintiffs seek 0.75% of the 12b-1 fee charged to, and paid by, the

Plaintiffs and other security holders of the Hartford Funds that was intended to be used for marketing and distribution services. With respect to Class A shares of the Hartford Funds, Plaintiffs seek to recover the full amount of the 12b-1 fee charged to, and paid by the Plaintiffs and other security holders of the Hartford Funds.

258. Alternatively, the Plaintiffs seek rescission of the HMF Distribution Plan and the HMFII Distribution Plan and restitution of all of the excessive fees paid pursuant thereto. *See* ICA § 47(a-b), 15 U.S.C. § 80a-46(a-b) of the ICA. When a violation of the ICA has occurred, a court may order that the contracts between HIFSCO and the Hartford Funds, on behalf of the Hartford Funds, be rescinded, thereby requiring restitution of all 12b-1 fees paid to it by the Hartford Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment as follows:

(1) An order declaring that HIFSCO has violated and continues to violate ICA §§ 12, 36(b) and Rule 12b-1 through the receipt of fees from the Hartford Funds that breach HIFSCO's fiduciary duty with respect to the receipt of compensation.

(2) An order preliminarily and permanently enjoining HIFSCO from further violations of the ICA.

(3) An order awarding compensatory damages on behalf of the Hartford Funds against HIFSCO, including repayment of all unlawful and/or excessive investment management and 12b-1 fees paid to it by the Hartford Funds or their security holders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable.

(4) An order rescinding the Investment Management Agreements between HIFSCO and the Hartford Funds (and/or HMF and HMFII); and rescinding the HMF Distribution Plan and the HMFII Distribution Plan between HIFSCO and the Hartford Funds, pursuant to ICA § 47(b), 15 U.S.C. § 80a-46(b), including restitution of the excessive investment management fees and 12b-1 fees paid to HIFSCO by the Hartford Funds from a period commencing one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law.

(5) The Plaintiffs respectfully request a trial by jury for all issues above so triable.

(6) Such other and further relief as may be just and proper under the circumstances.

Dated: November 14, 2011

Respectfully submitted,

SZAFERMAN, LAKIND, BLUMSTEIN, & BLADER, P.C.

/s/ Robert Lakind
Robert L. Lakind
Arnold C. Lakind
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
(609) 275-4511

LEVY PHILLIPS & KONIGSBERG, LLP

/s/ Moshe Maimon
Moshe Maimon
800 Third Ave.
New York, NY 10022
(212) 605-6200

Attorneys for Plaintiffs

TABLE I


HARTFORD FINANCIAL SERVICES GROUP, INC.
HIG
HARTFORD FUNDS COMPLEX
(including 4 investment management companies containing 85 funds)
BOARDS OF DIRECTORS
SAME 9 PEOPLE
FOR ALL 85 FUNDS
(contained in 4 investment management companies)
DEFENDANT HIFSCO
(wholly owned subsidiary of HIG)
INVESTMENT ADVISER/MANAGER FOR ALL FUNDS AT ISSUE IN THIS COMPLAINT
• provides management and distribution services
• collects management fees & 12b-1 fees
HARTFORD MUTUAL FUNDS, INC.
HMF
Advisers Fund
Global Health Fund
Inflation Plus Fund
Conservative Allocation Fund
Capital Appreciation Fund
HARTFORD MUTUAL FUNDS II, INC.
HMFII
Growth Opportunities Fund
HARTFORD HLS SERIES FUND II, INC.
HARTFORD SERIES FUND, INC.
(Hartford investment management companies with funds that are not at issue in this complaint)

TABLE II

HMF

open-end management investment company registered under the ICA

ADVISERS FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

GLOBAL HEALTH FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

INFLATION PLUS FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

CONSERVATIVE ALLOCATION FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-adviser: **HIMCO**
Fees: Sub-advisory (not challenged in Complaint)

CAPITAL APPRECIATION FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

HMFII

open-end management investment company registered under the ICA

GROWTH OPPORTUNITIES FUND

Adviser: **HIFSCO**
Fees: Advisory
12b-1
Sub-Adviser: **WELLINGTON**
Fees: Sub-advisory (not challenged in Complaint)

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

Jennifer L. Kasilag, *et al.*,	)	
	)	
Plaintiffs,	)	Case No. 1:11-cv-01083-RMB-KWM
v.	)	
	)	
Hartford Investment Financial Services, LLC	)	
	)	
Defendants.	)	

DECLARATION OF STEVE POMERANTZ

Pursuant to 28 U.S.C. §1746, I, STEVE POMERANTZ, Ph.D., do hereby declare and state as follows:

1. I have been retained by Plaintiffs to provide opinions on certain matters in this case. I have personal knowledge of all facts set forth in this Declaration and would testify competently as to the matters set forth in this Declaration if called as a witness.

2. I hold a Ph.D. in mathematics from the University of California at Berkeley and have taught courses in statistics, probability, operations research and finance at the undergraduate and graduate level. My CV is attached hereto as Exhibit 1.

3. I have worked in the investment community since 1986. I have held positions in research and management for fixed income, equities, derivatives and alternative investments at several major firms, including Weiss Peck and Greer, New York Life Investment Management, Citibank and Morgan Stanley. I currently consult to several investment management firms in the areas of risk management and portfolio strategy. As part of my work at these investment management firms, I have provided portfolio management services to both mutual funds and institutional accounts. I have offered investment, expense analysis and asset allocation advice to a wide range of clients, including both high net worth individuals and very large institutional

clients. I have been a portfolio manager at several firms for both fixed income and equity institutional accounts and am familiar with the tasks performed by investment managers, the costs of performing those tasks and the profits earned.

I have also participated in the management of mutual funds. While at Weiss Peck and Greer, I served on Investment Policy Committees for both Fixed Income and Equity products and served on the firm-wide Product Review and Executive Committees. These Committees supported both the institutional and mutual fund accounts. Based on my experience, I know what services are needed by a mutual fund, as well as the fees that should be paid for those services. I am familiar with the nature of the tasks that Hartford Investment Financial Services, LLC, ("HIFSCO") indicates that it performs in this matter, as well as the costs and general profitability of performing those tasks.

As an investment adviser and consultant, I have served as a fiduciary to clients' ERISA accounts regarding investment management decisions and the hiring and firing of investment advisers. In addition, I have spoken at investment seminars and presented on various areas of portfolio management, expenses and securities pricing. I have been qualified as an expert on Section 36(b) cases brought under the Investment Company Act of 1940 and I have published articles about mutual fund costs in peer reviewed journals. I have been asked to offer my opinion on several issues in this matter, in particular those based upon my experience in the investment management industry. I am compensated for my work at a rate of $450 per hour plus out of pocket expenses. My compensation is in no way contingent upon my opinions or the testimony I intend to offer in this case.

In this particular matter, HIFSCO is the adviser to certain mutual funds. Those funds are the Hartford Global Health Fund, the Hartford Conservative Allocation Fund, the Hartford

Advisers Fund, the Hartford Inflation Plus Fund, the Hartford Capital Appreciation Fund, and the Hartford Growth Opportunities Fund. I will refer to these funds in this report as the Hartford Funds. HIFSCO has entered into an Investment Management Agreement with these funds, under which it claims to provide various services. However, HIFSCO has also entered into agreements with, depending on the fund, Wellington or Hartford Investment Management Company ("HIMCO"), to serve as the fund's sub-adviser. As explained in further detail below, under the sub-advisory agreements, each sub-advisor was required to perform the crux of the investment management services required by the funds.

4. I have reviewed the various agreements between HIFSCO and its sub-advisers that are at issue in this case. I am familiar with each of the tasks described in those agreements and either have performed those tasks myself, have advised others who performed them, or observed others who performed these tasks. Of all of the tasks listed in the investment management agreement between HIFSCO and the funds, the task that would incur the most expenses, if performed by HIFSCO, would be the investment management services.

5. I have listed below each investment management task in the agreement HIFSCO entered into with each fund, and each investment task listed in each fund's sub-advisory agreement.

Investment Management Agreements	Sub-Advisory Agreements
[A comparable provision does not exist in the IMA]	"2. The Sub-Adviser shall evaluate and implement an investment program appropriate for each Portfolio, which shall be amended and updated from time to time...as determined by the Adviser and the Sub-Adviser."
"2. Investment Management Services (a) The Adviser shall, or shall cause an affiliate	"3. The Sub-Adviser, in consultation with the Adviser when appropriate, will make all determinations with respect to the investment

to: (i) regularly provide investment advice and recommendations to each Portfolio [the Funds] with respect to its investments, investment policies and the purchase of securities; (ii) supervise continuously the investment management program of each Portfolio and the composition and performance of its portfolio securities and determine which securities shall be purchased or sold by each Portfolio; and (iii) arrange, subject to the provisions of Section 4 hereof [the delegation provision], for the purchase of securities and other investments for each Portfolio and the sale of securities and other investments held in each Portfolio."	of the assets of the Portfolios and the purchase or sale of portfolio securities, and shall take such steps as may be necessary to implement the same. Such determinations and services shall include advising the Company's Board of Directors of the manner in which voting rights, rights to consent to corporate action, and any other non-investment decisions pertaining to a Portfolios securities should be exercised."
"(b) The Adviser shall provide, or cause an affiliate to provide, such economic and statistical data relating to each portfolio and such information concerning important economic political and other developments as the Adviser shall deep appropriate or as shall be requested by the Company's Board of Directors."	"4. The Sub-Adviser will regularly furnish reports with respect to the Portfolios at period meetings of the Company's Board of Directors, and at such other times as may be reasonably requested by the Company's Board of Directors, which reports shall include the Sub-Advisers economic outlook and investment strategy and a discussion of the portfolio activity and the performance of the Portfolios since the last report."
[A comparable provision does not exist in the IMA]	"5. The Sub-Adviser shall manage each Portfolio in conformity with the Company's Articles of Incorporation and By-laws...the Investment Company Act...and to the investment objectives...of each Portfolio as set forth in the Portfolio's prospectus....."
[A comparable provision does not exist in the IMA]	"6. The Sub-Adviser will select the brokers or dealers that will execute the purchases and sale of portfolio securities..."

6. This comparison reveals that the sub-adviser is responsible for substantially all of the investment management activities of the funds. The Investment Management Agreements

specifically contain a provision that allows HIFSCO to delegate all of its responsibilities to a sub-adviser, which it did. The sub-advisers investment management role not only included the management of each fund's assets, but also included developing the fund's investment strategy. It was the sub-adviser that was required to "evaluate and implement an investment program appropriate for each Portfolio...." The evaluation and implementation of a fund's investment program is generally the most expensive, and important, investment management activity, with respect to a fund. Further, it was the sub-adviser that was responsible for advising investors on how the fund performed in the prior year and what was to be expected in the coming year. Additionally, the sub-adviser was required to provide regular reports to HIFSCO.

7. Based on the terms of the Investment Management Agreement and the sub-advisory agreements, HIFSCO's role is limited to oversight and supervision of the sub-advisers. When an adviser hires a sub-adviser to provide investment management services, as is the case here, the role retained by the adviser—whether it is to hire or monitor the sub-adviser—is minimal. Investment management firms I have worked for have been hired by such advisers to "sub-advise" assets for a mutual fund on several occasions. During my time working with investment management firms acting as sub-advisers, and based upon my knowledge about the general industry practice, the interaction between the advisers and sub-advisers, is limited to conversations or several presentations throughout the year, while receiving little or no substantive input on how to actually manage the funds. The adviser acts much more like a client or an investor than as an investment management professional. Thus, the fees that the adviser (i.e, HIFSCO), should have charged for its services should have been a small fraction of the fees that the sub-advisers charge, who are responsible for the actual management of the funds' assets. Thus, based on a review of the tasks retained by HIFSCO pursuant to the Investment

Management Agreements, even if it engaged in the most aggressive oversight of the sub-advisers, the fees for this oversight should have been minimal (especially when compared to the sub-advisers investment management fee).

8. Further, with respect to HIFSCO's oversight role, Wellington is a well-respected investment manager, and accustomed to the role of sub-adviser, which should have made HIFSCO's oversight role easier. Further, HIMCO is an affiliate of HIFSCO. Supervising an affiliate does not present the same challenges and expenses as supervising a third-party does. Additionally, both Wellington and HIMCO have served as HIFSCO's sub-advisers since 1997. Having initially made the decision to retain Wellington and HIMCO, HIFSCO's role is limited to monitoring the sub-adviser's performance, requiring very little effort.

9. The Investment Management Agreement also lists several non-investment management related activities that HIFSCO performs. Specifically, Section 3(a) provides that HIFSCO shall:

> assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Company;

All of these activities are oversight services. HIFSCO is not actually performing any of these services, but rather *assists* in supervising the performance of third-parties who actually perform these services. The fees charged by HIFSCO to assist in the supervision of these services should be only a very small fraction of the fees charged to actually perform these services. Thus, even if HIFSCO engaged in the most extensive oversight of these services, the fees for overseeing them should have been very small. Further, publicly available records reveal that the funds' transfer agent and fund accountant are affiliates of HIFSCO. This relationship should have substantially streamlined and simplified HIFSCO's oversight activities.

10. Section 3(b) of the Investment Management Agreement states that HIFSCO provides the following non-investment management related services:

> provide the Company with the services of persons, who may be the Adviser's officers or employees, competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company;

Separate and apart from the investment management fee, a portion of which is supposedly used to pay for the services listed in the above paragraph, the Hartford Funds pay separately: (i) Accounting Services Fees, (ii) Registration and Filing Fees, and (iii) Audit Fees. The total amount of these fees for each fund is provided in the following table:

FUND	TOTAL OF ABOVE 3 FEES
Hartford Growth Opportunities Fund	$504,000
Hartford Inflation Plus Fund	$633,000
Hartford Global Health Fund	$164,000
Hartford Advisers Fund	$247,000
Hartford Conservative Allocation Fund	$133,000
Hartford Capital Appreciation Fund	$4,249,000

11. The fees in the table above, for each fund, should be more than sufficient to cover all of the expenses associated with clerical and administrative functions contemplated in Section 3(b).

12. Additionally, with respect to any other services that were needed by the funds, as their Securities and Exchange Commission ("SEC") filings reflect, those services were specifically paid for by fees that were separate and apart from the investment management fee. Further, the funds were also charged "Administrative Service Fees" and "Other Expenses Fees", and it is unclear as to what specific services these fees paid for.

13. Section 3(c) of the Investment Management Agreement lists that the following

non-investment management related services provided by HIFSCO to the funds:

> provide the Company with adequate office space and related services necessary for its operations as contemplated in this Agreement.

HIFSCO sub-contracted out to third-parties the most crucial services that are needed by the funds. Not only did HIFSCO sub-contract out the investment management services the Hartford Funds required, but it also sub-contracted out the funds' custodian and transfer agent services. All of the essential services, for the Hartford Funds, were provided by third-party services providers, and thus the office space and related services needed for the funds should have been very small, as should have the fees for any office space/related services. Additionally, HIFSCO reports to the SEC that it has $59 billion in assets under management, and it charges all of these assets an annual fee based on a percentage. Thus, each fund's annual contribution to any office fee should have been extremely small, and certainly a fee that could have been easily paid for through a portion of the funds' "Administrative Service Fees" or "Other Expenses Fees."

14. HIFSCO's role with respect to investment management for the Hartford Funds is limited to oversight and supervision of the sub-advisers. However, even in that capacity, an example demonstrates that HIFSCO's performance is unsatisfactory as the Wellington managed funds it supervised performed poorly in comparison to other Wellington sub-advised funds. By way of example, the sub-adviser to the Vanguard Health Fund, like the Hartford Global Health Fund, is Wellington. Further, the investment philosophies between the two funds are generally the same (as they have the same investment manager). Thus, these two funds are appropriate for comparison.

15. For the period of September 30, 2001 to September 30, 2011, the Hartford Global Health Fund earned an annualized return of 5.22% as compared to Vanguard's Health Fund that earned 6.27%, for a net underperformance of 105 basis points per year. This is the approximate

difference in fees charged between these two comparable funds.

16. Therefore, Vanguard Health Fund managed by Wellington is a far superior investment than the Hartford Health Fund, which is also managed by Wellington.

17. This analysis ignores any front-end sales load paid by Hartford investors, which the Vanguard investors do not pay. Amortizing this front-end sales load over any time period will lower Hartford investors' returns even further.

18. Wellington is also the sub-adviser to both the Hartford Advisers Fund and the Vanguard Wellington Fund. Further, Wellington is also the sub-adviser to both the Vanguard Morgan Growth Fund[1] and the Hartford Growth Opportunities Fund. The investment philosophies between these Hartford and Vanguard Funds are also generally the same and these funds are appropriate for comparison (like above with respect to the Hartford Global Health Fund and the Vanguard Health Care Fund). Therefore, I was able to, and have, performed the above analysis I performed for the Hartford Global Health Fund, with respect to these funds, and reached the same material conclusions that I reached with regard to the Hartford Global Health Fund. HIMCO, which is the sub-adviser to the remaining Hartford Funds, does not serve as a sub-adviser to other, non-Hartford mutual funds, therefore, without access to HIMCO's internal data, it is not possible to perform these calculations with respect to the HIMCO funds. However, that does not change my conclusion that HIFSCO's oversight of HIMCO was minimal, for which it should have charged miniscule fees.

19. A comparison of the Vanguard Funds (which are, the Vanguard Health Care Fund, the Vanguard Wellington Fund and the Vanguard Morgan Growth Fund) to their Hartford counterparts (the Hartford Global Health Fund, the Hartford Advisers Fund and the Hartford

[1] There are also three other sub-advisers to this fund. The combined sub-advisory fee paid to Wellington and the three other sub-advisers is 16 basis points.

Growth Opportunities Fund), also demonstrates the large excessiveness of HIFSCO's investment management fees. Vanguard does not receive an investment management fee from the Vanguard Funds[2] (rather, it is only the sub-advisers to the Vanguard Funds that are paid for investment management services) Vanguard does charge the Vanguard Funds a "Management and Administration Fee." For the Vanguard Health Care Fund, the Vanguard Wellington Fund and the Vanguard Morgan Growth Fund, this fee equaled, in 2010, 15 basis points (bps), 16bps and 20bps, respectively. For this fee Vanguard performed, for each Vanguard Fund, "[c]orporate management and administrative services." "Corporate management and administrative services include: (1) executive staff; (2) accounting and financial; (3) legal and regulatory; (4) shareholder account maintenance; (5) monitoring and control of custodian relationships; (6) shareholder reporting; and (7) review and evaluation of advisory and other services provided to the funds by third parties."

Transfer agent fees represent a substantial portion of a mutual fund's expenses. Transfer agent services are for shareholder account maintenance and shareholder reporting. On average, the fees needed to pay for a fund's transfer services equal 15bps.[3] The "Management and Administration" fee of the Vanguard Funds (which on average equals 17bps) pays for the transfer agent services of the Vanguard Funds.[4] Meaning, all, or substantially all, of the

---

[2] With the exception of the Vanguard Morgan Growth Fund, as Vanguard charged this fund a 1 basis point investment management fee. However, this fee is di minimis. It is the funds sub-advisers (which includes Wellington and three other entities) that render substantially all of the investment advice to this fund, and were paid a total fee of 16 basis points for their investment management services. By way of comparison, in 2010 HIFSCO, in addition to the sub-advisers investment management fee to the Hartford Growth Opportunities Fund, charged an investment management fee equal to 50 basis points.

[3] For further information regarding transfer agency fees please see the Investment Company Institute's June 6, 2005 publication entitled *Fees and Expenses of Mutual Funds*.

[4] Meaning the transfer agent fees for the Vanguard Funds are not paid through such funds "Other Expense" charge, but rather through the "Management and Administration" charge.

Vanguard Funds Management and Administration fees are used to pay for the Vanguard Funds' transfer agent services.

By comparison, after subtracting out the portion of investment management fees that were paid to the Hartford Funds' sub-advisers, HIFSCO retained, from the three Hartford Funds (that have Vanguard counterparts) an investment management fee equal to, for the 2010 fiscal year, approximately 55bps, 54bps and 50bps, respectively. However, HIFSCO's investment management fees were not used to pay for the Hartford Funds' transfer agent services, rather, an affiliate of HIFSCO charged investors into these funds a separate fee for the Hartford Funds' transfer agent services. Meaning, investors into the Hartford Funds pay for the funds' transfer agent services, separate and apart from the investment management fee they pay to HIFSCO.

According to HIFSCO's investment management agreements with the Hartford Funds, it performs the following administrative services, in exchange for its investment management fee:

> (a) assist in the supervision of all aspects of the Company's operation, including the coordination of all matters relating to functions of the custodian, transfer agent or other shareholders servicing agents (if any) accountant and other parties performing services or operational functions for the Company;
>
> (b) provide the Company with the services of persons...competent to serve as officers of the Company and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Company, including the preparation and maintenance of required reports, books and records of the Company;

Vanguard, in exchange for payment of the "Management and Administration" fee, besides using such fee to pay for the funds' transfer agent expenses, also (a) for this fee, assumes responsibility for "review and evaluation of advisory and other services provided to the funds by third parties," (meaning Vanguard supervises all of the service providers to the Vanguard Funds) and (b) uses this fee to pay for the following services for the Vanguard Funds: legal, regulatory, accounting, and financial services. Vanguard's "Management and Administration" fee also pays for the executive staff of the Vanguard Funds.

As stated above, with respect to each of the three comparable Vanguard Funds, Vanguard's "Management and Administration" charge equals, 15bps, 16bps and 20bps, respectively. Further, as stated above, the "Management and Administration" charge pays for the Vanguard Funds' transfer agent services, which, on average, cost 15bps. HIFSCO, through its investment management fee, does not pay the Hartford Funds transfer agent services. After Vanguard paid for the Vanguard Funds' transfer agent services (which on average cost 15bps) through the "Management and Administration" charge, a very small amount of the "Management and Administration" fee (which, on average equals 17bps) remained to pay for the other services which are covered by this fee. Among those services is the supervision of third parties that provide services to the Vanguard Funds. Meaning, as this comparison confirms, supervision, should only incur a de minimis fee. Further, for the "Management and Administration" fee, besides performing transfer agent services and supervising the funds' service providers, Vanguard actually performed some of the services, which HIFSCO charged through its investment management fee to supervise (not actually perform).

As stated above, Vanguard does not charge the Vanguard Funds an investment management fee (other than 1bp point fee to the Vanguard Morgan Growth Fund). Vanguard, like HIFSCO, retains Wellington to serve as the sub-adviser to the Vanguard Funds. I have reviewed the terms of the sub-advisory agreements Wellington entered into with the Vanguard Funds and the terms of the sub-advisory agreements Wellington entered into with the Hartford Funds, and those agreements are not materially different. As the sub-advisory agreements that Wellington entered into with respect to the Vanguard Funds are not materially different than the sub-advisory agreements Wellington entered into with the Hartford Funds, HIFSCO's investment management fee should have been the same, or very close to, Vanguard's investment management fee, which was zero (except for the case of the Vanguard Morgan Growth Fund, where Vanguard charged a 1bp investment management fee). Meaning, Wellington's sub-advisory fees to the Vanguard/Hartford funds represent the investment management fees that should be paid by these funds. Further, Wellington is a for profit company, and therefore it is highly likely that the fees Wellington received form the Vanguard/Hartford Funds, not only paid for the expenses it incurred in performing the investment management services for these funds, but also provided Wellington with a profit.

20. In conclusion, HIFSCO's investment management fees, with respect to each Hartford Fund, bore no reasonable relationship to the services it rendered to each Hartford Fund.

21. In sum, HIFSCO's charges are disproportionate to the value of its services based upon:

a. My review of those services provided by HIFSCO compared to those provided by the sub-adviser;

b. My experience in this field working in funds that have advisers and sub-advisers;

c. The fact that many of the expenses are paid pursuant to other agreements;

d. Comparison to Vanguard's charges which, in the case of management, performs the same functions yet charges significantly less and achieves superior performance; and

e. The stability of Wellington's management philosophy and the repeated renewals of Wellington's and HIMCO's contracts. Thus, HIFSCO does not spend time implementing changes in sub-advisers or developing different investment philosophies.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed on this 14th day of November, 2011:



STEVE POMERANTZ

Exhibit 1

Steve Pomerantz, PhD

53 Humbert Street
Princeton, NJ 08542
Phone 609.921.7545
Fax 609.482.4424
steve@stevepomerantz.com

www.stevepomerantz.com



CURRICULUM VITAE of STEVE POMERANTZ, Ph.D.

PROFESSIONAL EXPERIENCE

Steve Pomerantz is the president of Steve Pomerantz LLC. The firm provides investment management consulting and litigation support on cases involving: investment management fees and practices, tax shelters, securities and investment related damages, investment performance and suitability, event studies, asset allocation analysis and options, derivatives and swap valuation.

Steve Pomerantz holds a Ph.D. in mathematics from the University of California at Berkeley and has twenty five years of experience in investment research, financial modeling, derivative structuring, portfolio and risk management.

Dr. Pomerantz has been qualified as an expert witness in securities related matters in various jurisdictions, providing litigation support to accountants and attorneys. His experience in litigation has been in cases involving, trust management, investment suitability, derivative valuation, investment strategy analysis, economic damages, tax shelters, mutual funds and investment industry practice.

The firm is often called upon to use sophisticated mathematical techniques to develop models for valuation and suitability analysis. Dr. Pomerantz is well versed in applications of operations research, statistics, probability and time-series analysis to provide solutions within a variety of assignments.

Strong verbal and communication skills enable Dr. Pomerantz to reduce complex securities, investments and financial topics to simple and accurate frameworks. He has taught as an adjunct professor at the undergraduate and graduate level in such courses as statistics, probability, operations research and finance.

His experience in the investment management area has served a variety of firms and clients in areas as diverse as derivative structuring, quantitative research, portfolio and risk management. This experience coupled with his academic training provides a perspective that is grounded in scientific rigor yet possesses the practical realities of how the business of finance operates.

Areas of Dr. Pomerantz's practice include:

- Mutual Fund and Investment Management Fee Analysis
- Investment Management Performance
- Tax-Shelter Analysis
- Hedge Funds
- Investment Suitability
- Derivatives Valuation
- Stock Option Valuation
- Concentrated Hedging Strategies
- Risk Management

LICENSES

Dr. Pomerantz has held numerous NASD licenses including the Series 3, 7, 24 and 63. In addition, he is an FINRA-trained arbitrator.

EDUCATION

Dr. Pomerantz received a Ph.D. in Mathematics from the University of California at Berkeley in 1986. His thesis was in the area of Non-Linear Partial Differential Equations. In 1981 he received a Bachelor of Arts in Mathematics from Queens College of the City University of New York.

TEACHING EXPERIENCE

Dr. Pomerantz has held adjunct professor positions at Stevens Institute of Technology, the College of St Elizabeth and St Peters College teaching courses in Finance, Operations Research, Statistics and Probability.

PRIOR WORK EXPERIENCE

Steve Pomerantz LLC 2000-
Investment Management Consultant

Various assignments in research, portfolio management and risk management for:
Insurance Companies, Traditional and Alternative Investment Advisors.

Director of Quantitative Research 1992-2000
Weiss Peck & Greer LLC

Provide quantitative decision support to all investment management areas of the firm including equity, fixed income, alternatives, asset allocation, client servicing and firm-wide risk management.

Vice President 1990-1992
Nomura Securities International
Cross-market trader in all fixed-income and mortgage derivative markets.

Vice President 1988-1990
Citibank - Consumer Banking Group
Asset-Liability management for consumer banking division and internal mortgage portfolio.

Vice President 1987-1988
Morgan Stanley
Development and trading of dynamic hedging strategies in equity, interest rate, commodity and currency markets.

Vice President 1986-1987
Bank of America
Model Development for bond analysis and exotic currency options.

ARTICLES PUBLISHED

MUTUAL FUND ADVISORY FEES: NEW EVIDENCE AND A FAIR FIDUCIARY DUTY TEST (with John P. Freeman & Stewart Brown) 61 Okla. L. Rev.

MONTE CARLO SIMULATION ANALYSIS – A TOOL FOR PROJECTING THE UNKNOWN (with Bruce Dubinsky) CPA Expert – Winter 2007

MONTE CARLO SIMULATION ANALYSIS – Part II: BEYOND THE THEORY
CPA Expert – Spring 2007

MONTE CARLO SIMULATION ANALYSIS – Part III: A CASE HISTORY
CPA Expert – Summer 2007

THE PURSUIT OF ALPHA IN A FUND OF HEDGE FUNDS
Hedge Fund Association – May 2006

MONTE-CARLO ANALYSIS: A TOOL FOR EVALUATING INVESTMENT RETURNS
New York State Bar Association Fall/Winter 2005 Newsletter

DESIGNING A 401K PLAN
New York State Bar Association Fall/Winter 2005 Newsletter

AN INFORMATION-BASED MODEL OF MARKET VOLATILITY

1989 Financial Analyst Journal, Nov/Dec. (with Rick Bookstaber, received the 1989 Graham and Dodd Scroll Award by the Financial Analysts Federation)

APPEARANCES

Deposition in Inmobilliaria Axial, S.A. vs Banco Santander International, AAA, Investment Suitability, April 2011

Deposition in DDRA vs KPMG, US District Court – Division of St. Croix , Tax Shelter Analysis, March 2011

Deposition in Re: Northrup Grumman. , US District Court – Central District of California, 401(k) Analysis, February 2011

Deposition in George et al v Kraft Foods Global, Inc. et al, US District Court – Northern District of Illinois, 401(k) Analysis, November 2010

Deposition in Robin Figas et al v Wells Fargo et al, US District Court – District of Minnesota, 401(k) Analysis, October 2010

Direct and Cross in Citrone vs Chequer,Chon & Krensky, AAA, Employee Option Analysis September 2010

Direct and Cross in MacDonald vs Genspring Family Office, JAMS, Investment Suitability, March 2010

Deposition in Schmidt v Wachovia Bank US District Court – Western District of Northern Carolina, Tax Shelter Analysis, February 2010

Deposition in Re Federated Mutual Funds, US District Court –Western District of Pennsylvania, Mutual Fund Fee Analysis, December 2009

Direct and Cross Examination in Hawkins, et al v United States of America, et al, US Bankruptcy Court, Tax Shelter Analysis, December 2009

Deposition, Direct and Cross Examination in Tibble et al Edison Intl. et al, US District Court – Central District of California, 401(k) Analysis, May 2009, October 2009

Deposition in Alfano v BDO Seidman et al, Superior Court of New Jersey –Bergen County, Tax Shelter Analysis, January 2009

Deposition in Re: Inter Vivos Trust, Superior Court of New Jersey –Bergen County, Investment Suitability, January 2009, October 2010

Deposition in Giordano v Merrill Lynch & Co. Inc., Superior Court of New Jersey –Mercer County, Stock Option Analysis, January 2009

Deposition, Direct and Cross Examination, Deposition in Kennedy et al v ABB Inc., et al, US District Court –Western District of Missouri, 401(k) Analysis, November 2008,March 2008, January 2010

Deposition in Pat Beesley et al v International Paper, US District Court –Southern District of Illinois, 401(k) Analysis, November 2008, September 2011

Deposition in Abbot et al v Lockheed Martin Corporation, US District Court –Southern District of Illinois, 401(k) Analysis, October 2008

Deposition in Kanawi et al v Bechtel Corporation, US District Court –Northern District of California, 401(k) Analysis, September 2008

Deposition in Bennett et al v Fidelity, US District Court –District of Massachusetts, Mutual Fund Fee Analysis, September 2008

Deposition in Bemont et al v The United States of America, US District Court –Eastern District of Texas, Tax Shelter Analysis, June 2008, July 2009, Direct and Cross, March 2010

Deposition in Atwater et al v NFLPA, US District Court - Northern District of Georgia, Investment Suitability, May 2008

Deposition in Taylor et al v United Technologies Corporation, US District Court –District of Connecticut, 401(k) Analysis, April 2008

Deposition in Spano et al v The Boeing Company, US District Court –Southern District of Illinois, 401(k) Analysis, April 2008, September 2011.

Direct and Cross Examination in Fegers et al v Atlantic Data Services,Inc., Commonwealth of Massachusetts – Superior Court, February 2008

Direct and Cross Examination in New Phoenix v Commissioner of Internal Revenue, Tax Shelter Analysis, January 2008

Direct and Cross Examination in Rosenbach et al v DGI, AAA, Tax Shelter Analysis, October 2007

Deposition in Trotman v Delaware Management Business Trust, US District Court – Eastern District of Pennsylvania, Investment Management, October 2007

Deposition in Spillsbury v KPMG, District Court of Clark County, Nevada. Tax Shelter Analysis, August 2007

Deposition in Strigliabatti et al v Franklin Resources Inc., US District Court –Northern District of California, Mutual Fund Fee Analysis, May 2007

Deposition in Gallus et al v American Express Financial Corp, US District Court –District of Minnesota, Mutual Fund Fee Analysis, January 2007

Deposition in Sullivan v KPMG and QA Investments, Superior Court of New Jersey. Tax Shelter Analysis, November 2006

Direct and Cross Examination in Techtmann v Merrill Lynch, NASD Arbitration, Investment Suitability, November 2006

Deposition in re: Sklodowski v First Union, Superior Court of New Jersey, Analysis of Investment Performance, October 2006

Deposition in WCF LLC v Charles Calomiris, Superior Court –District of Columbia, Investment Management, October 2006

Direct and Cross Examination in Guido v McDonald Securities, NASD Arbitration, Investment Suitability, October 2006

Deposition in Sins et al v Janus Capital Management, US District Court –District of Colorado, Mutual Fund Fee Analysis, September 2006

Direct and Cross Examination in Kusma v Smith Barney, NASD Arbitration, Investment Suitability, April 2006

Direct and Cross Examination in Chu v Smith Barney, NASD Arbitration, Investment Suitability, March 2006

Deposition in Williams et al v Waddell & Reed, US District Court –District of Kansas, Mutual Fund Fee Analysis, March 2006, July 2006

Deposition in McNair v KPMG, District Court of Harris County - Texas. Tax Shelter Analysis, February 2006

Deposition in Jones et al v Harris Associates LP, US District Court – Northeastern District of Illinois, Mutual Fund Fee Analysis, February 2006

Deposition in Baker et al v American Century, US District Court – Western District of Missouri, Mutual Fund Fee Analysis, December 2005, April 2006

Deposition in Nelson et al v UBS Asset Management, US District Court – Northern District of Illinois, Investment Suitability, August 2005

Deposition, Direct and Cross Examination in Coleman v KPMG, AAA, Tax Shelter Analysis August 2005

Deposition in re: Gibson v First Union ,Superior Court of New Jersey, Analysis of Investment Performance, July 2005

Deposition in Lola Brown Trust et al v Neuberger Berman Real Estate Income Fund, US District Court – District of Maryland,
Investment Management performance, asset allocation and event models, May 2005

Deposition in Hobby v Georgia Power, US District Court – Atlanta Division, Valuation of Employee Stock Options, March 2005

Direct and Cross Examination in Kahn v Oppenheimer & Co., Inc., NASD Arbitration, Investment suitability, February 2005

Deposition in Howard v Covansys Inc., US District Court – Eastern Division, Valuation of Employee Stock Options, July 2004

Direct and Cross Examination in Stacy Foundation v Merrill Lynch, Pierce, Fenner & Smith, Inc., JAMS Arbitration, Investment Suitability, June 2004

September 2011

EXHIBIT B

ANNUAL EXPENSE TABLES FOR THE HARTFORD ADVISERS FUND

A. Annual Expenses for the Hartford Advisers Fund[1]

Expenses	Dollar Amount
Investment Management Fee	4,915,000
Administrative Service Fees	**2,000**
Transfer Agent Fees	**1,840,000**
Distribution Fees	
Class A	1,435,000
Class B	602,000
Class C	971,000
Class R3	None
Class R4	3,000
Custodian Fees	**10,000**
Accounting services fees	**132,000**
Registration and filing fees	**91,000**
Board of Directors' Fees	**17,000**
Audit	**24,000**
Other Expenses	**158,000**
Total Expenses (before waivers and fees paid indirectly)	**10,200,000**

Annual Operating Expenses for the Hartford Advisers Fund[2]

	Class A	Class B	Class C	Class R3	Class R4	Class R5	Class Y
Management fees	0.67%	0.67%	0.67%	0.67%	0.67%	0.67%	0.67%
Distribution & Services (12b-1) fees	0.25%	1.00%	1.00%	0.50%	0.25%	None	None
Other Expenses	0.31%	0.46%	0.23%	0.38%	0.21%	0.18%	0.06%

[1] Information is derived from the Hartford Advisers Fund Annual Report, 2010 Annual Report, Statement of Operations for the Year Ended October 31, 2010

[2] Information is derived from the Hartford Adviser Fund, Prospectus, March 1, 2011

ANNUAL EXPENSE TABLES FOR THE HARTFORD CONSERVATIVE ALLOCATION FUND

A. Annual Expenses for the Hartford Conservative Allocation Fund[3]

Expenses	Dollar Amount
Investment Management Fee	363,000
Administrative Service Fees	**24,000**
Transfer Agent Fees	**241,000**
Distribution Fees	
Class A	375,000
Class B	240,000
Class C	495,000
Class R3	11,000
Class R4	24,000
Custodian Fees	**1,000**
Accounting services fees	**29,000**
Registration and filing fees	**94,000**
Board of Directors' Fees	**6,000**
Audit	**10,000**
Other Expenses	**39,000**
Total Expenses (before waivers and fees paid indirectly)	**1,952,000**

B. Annual Operating Expenses for the Hartford Conservative Allocation Fund[4]

	Class A	Class B	Class C	Class I	Class R3	Class R4	Class R5
Management fees	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
Distribution & Services (12b-1) fees	0.25%	1.00%	1.00%	None	0.50%	0.25%	None
Other Expenses	**0.18%**	**0.23%**	**0.18%**	**0.18%**	**0.29%**	**0.22%**	**0.17%**

[3] Information is derived from the Hartford Conservative Allocation Fund 2010 Annual Report, Statement of Operations for the Year Ended October 31, 2010

[4] Information is derived from the Hartford Conservative Allocation Fund, Prospectus, March 1, 2011

ANNUAL EXPENSE TABLES FOR THE HARTFORD GROWTH OPPORTUNTIES FUND

A. Annual Expenses for the Hartford Growth Opportunities Fund[5]

Expenses	Dollar Amount
Investment Management Fee	14,235,000
Administrative Service Fees	**92,000**
Transfer Agent Fees	**3,452,000**
Distribution Fees	
Class A	1,638,000
Class B	360,000
Class C	1,685,000
Class L	1,041,000
Class R3	49,000
Class R4	99,000
Custodian Fees	**16,000**
Accounting services fees	**239,000**
Registration and filing fees	**205,000**
Board of Directors' Fees	**43,000**
Audit	**60,000**
Other Expenses	**449,000**
Total Expenses (before waivers and fees paid indirectly)	**23,663,000**

B. Annual Operating Expenses for the Hartford Growth Opportunities Fund[6]

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
Management fees	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%
Distribution & Services (12b-1) fees	0.25%	1.00%	1.00%	0.25%	None	0.50%	0.25%	None	None
Other Expenses	**0.38%**	**0.46%**	**0.23%**	**0.25%**	**0.21%**	**0.27%**	**0.20%**	**0.15%**	**0.05%**

[5] Information is derived from the Hartford Growth Opportunities Fund 2010 Annual Report, Statement of Operations for the Year Ended October 31, 2010

[6] Information is derived from the Hartford Growth Opportunities Fund, Prospectus, March 1, 2011

ANNUAL EXPENSE TABLES FOR THE HARTFORD INFLATION PLUS FUND

A. Annual Expenses for the Hartford Inflation Plus Fund[7]

Expenses	Dollar Amount
Investment Management Fee	10,002,000
Administrative Service Fees	**51,000**
Transfer Agent Fees	**1,818,000**
Distribution Fees	
Class A	1,900,000
Class B	1,029,000
Class C	5,921,000
Class L	42,000
Class R3	93,000
Class R4	20,000
Custodian Fees	**5,000**
Accounting services fees	**351,000**
Registration and filing fees	**235,000**
Board of Directors' Fees	**37,000**
Audit	**47,000**
Other Expenses	**346,000**
Total Expenses (before waivers and fees paid indirectly)	**21,897,000**

B. Annual Operating Expenses for the Hartford Inflation Plus Fund[8]

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
Management fees	0.46%	0.46%	0.46%	0.46%	0.46%	0.46%	0.46%	0.46%	0.46%
Distribution & Services (12b-1) fees	0.25%	1.00%	1.00%	0.25%	None	0.50%	0.25%	None	None
Other Expenses	**0.16%**	**0.20%**	**0.14%**	**0.28%**	**0.20%**	**0.28%**	**0.22%**	**0.17%**	**0.06%**

[7] Information is derived from the Hartford Inflation Plus Fund 2010 Annual Report, Statement of Operations for the Year Ended October 31, 2010

[8] Information is derived from the Hartford Inflation Plus Fund, Prospectus, March 1, 2011

ANNUAL EXPENSE TABLES FOR THE HARTFORD CAPITAL APPRECIATION FUND

A. Annual Expenses for the Hartford Capital Appreciation Fund[9]

Expenses	Dollar Amount
Investment Management Fee	124,682,000
Administrative Service Fees	**722,000**
Transfer Agent Fees	**31,843,000**
Distribution Fees	
Class A	23,147,000
Class B	9,287,000
Class C	30,462,000
Class R3	406,000
Class R4	601,000
Custodian Fees	**556,000**
Accounting services fees	**2,977,000**
Registration and filing fees	**834,000**
Board of Directors' Fees	**391,000**
Audit	**438,000**
Other Expenses	**4,106,000**
Total Expenses (before waivers and fees paid indirectly)	**230,452,000**

B. Annual Operating Expenses for the Hartford Capital Appreciation Fund[10]

	Class A	Class B	Class C	Class I	Class R3	Class R4	Class R5	Class Y
Management fees	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution & Services (12b-1) fees	0.25%	1.00%	1.00%	None	0.50%	0.25%	None	None
Other Expenses	**0.25%**	**0.30%**	**0.20%**	**0.23%**	**0.27%**	**0.20%**	**0.15%**	**0.05%**

[9] Information is derived from the Hartford Inflation Plus Fund 2010 Annual Report, Statement of Operations for the Year Ended October 31, 2010

[10] Information is derived from the Hartford Inflation Plus Fund, Prospectus, March 1, 2011

EXHIBIT C

Supplement to SAI dated 08/05/2011


THE
HARTFORD

Amended and Restated
COMBINED STATEMENT OF ADDITIONAL INFORMATION
FOR THE HARTFORD MUTUAL FUNDS

This Combined Statement of Additional Information ("SAI") is not a prospectus, and it should be read in conjunction with the prospectuses of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company"), as described below and as supplemented from time to time. Each Company is an open-end management investment company currently consisting of fifty and five separate investment portfolios, respectively (each such portfolio discussed in this Combined Statement of Additional Information is referred to herein as a "Fund" and collectively as the "Funds"). Each Company offers up to nine classes of shares of each of its Funds.

THE HARTFORD MUTUAL FUNDS, INC.

	Class A	Class B	Class C	Class I	Class L	Class R3	Class R4	Class R5	Class Y
The Hartford Advisers Fund	ITTAX	IHABX	HAFCX	—	—	ITTRX	ITTSX	ITTTX	IHAYX
The Hartford Balanced Income Fund	HBLAX	HBLBX	HBLCX	HBLIX	—	HBLRX	HBLSX	HBLTX	HBLYX
The Hartford Capital Appreciation Fund	ITHAX	IHCAX	HCACX	ITHIX	—	ITHRX	ITHSX	ITHTX	HCAYX
The Hartford Capital Appreciation II Fund	HCTAX	HCTBX	HFCCX	HCTIX	—	HCTRX	HCTSX	HCTTX	HCTYX
The Hartford Checks and Balances Fund	HCKAX	HCKBX	HCKCX	HCKIX	—	HCKRX	HCKSX	HCKTX	—
The Hartford Corporate Opportunities Fund(1)	HTIAX	HTIBX	HTICX	—	—	—	—	—	HTIYX
The Hartford Disciplined Equity Fund	HAIAX	HGIBX	HGICX	—	—	HGIRX	HGISX	HGITX	HGIYX
The Hartford Diversified International Fund	HDVAX	HDVBX	HDVCX	HDVIX	—	HDVRX	HDVSX	HDVTX	HDVYX
The Hartford Dividend and Growth Fund	IHGIX	ITDGX	HDGCX	HDGIX	—	HDGRX	HDGSX	HDGTX	HDGYX
The Hartford Equity Income Fund	HQIAX	HQIBX	HQICX	HQIIX	—	HQIRX	HQISX	HQITX	HQIYX
The Hartford Emerging Markets Local Debt Fund	HLDAX	—	HLDCX	HLDIX	—	HLDRX	HLDSX	HLDTX	HLDYX
The Hartford Emerging Markets Research Fund	HERAX	—	HERCX	HERIX	—	HERRX	HERSX	HERTX	HERYX
The Hartford Floating Rate Fund	HFLAX	HFLBX	HFLCX	HFLIX	—	HFLRX	HFLSX	HFLTX	HFLYX
The Hartford Fundamental Growth Fund	HFFAX	HFFBX	HFFCX	HFFIX	—	HFFRX	HFFSX	HFFTX	HFFYX
The Hartford Global All-Asset Fund	HLAAX	—	HLACX	HLAIX	—	HLARX	HLASX	HLATX	HLAYX
The Hartford Global Enhanced Dividend Fund(2)									
The Hartford Global Growth Fund	HALAX	HGLBX	HGLCX	—	—	HALRX	HALSX	HALTX	HGLYX
The Hartford Global Health Fund(3)	HGHAX	HGHBX	HGHCX	HGHIX	—	HGHRX	HGHSX	HGHTX	HGHYX
The Hartford Global Real Asset Fund	HRLAX	—	HRLCX	HRLIX	—	HRLRX	HRLSX	HRLTX	HRLYX
The Hartford Global Research Fund	HLEAX	HLEBX	HLECX	HLEJX	—	HLERX	HLESX	HLETX	HLEYX
The Hartford High Yield Fund	HAHAX	HAHBX	HAHCX	HAHIX	—	HAHRX	HAHSX	HAHTX	HAHYX
The Hartford Inflation Plus Fund	HIPAX	HIPBX	HIPCX	HIPIX	HIPLX	HIPRX	HIPSX	HIPTX	HIPYX
The Hartford International	HNCAX	HNCBX	HNCCX	HNCJX	—	HNCRX	HNCSX	HNCTX	HNCYX

Growth Fund									
The Hartford International Opportunities Fund	IHOAX	HIOBX	HIOCX	IHOIX	—	IHORX	IHOSX	IHOTX	HAOYX
The Hartford International Small Company Fund	HNSAX	HNSBX	HNSCX	HNSJX	—	HNSRX	HNSSX	HNSTX	HNSYX
The Hartford International Value Fund	HILAX	—	HILCX	HILIX	—	HILRX	HILSX	HILTX	HILYX
The Hartford MidCap Fund	HFMCX	HAMBX	HMDCX	HFMIX	—	HFMRX	HFMSX	HFMTX	HMDYX
The Hartford MidCap Value Fund	HMVAX	HMVBX	HMVCX	HMVJX	—	HMVRX	HMVSX	HMVTX	HMVYX

(1) Effective December 10, 2010, The Hartford Income Fund was renamed The Hartford Corporate Opportunities Fund.
(2) The Hartford Global Enhanced Dividend Fund is currently not publicly available.
(3) Effective August 5, 2011, The Hartford Global Health Fund will be renamed The Hartford Healthcare Fund.

	Class A	Class B	Class C	Class I	Class L	Class R3	Class R4	Class R5	Class Y
The Hartford Money Market Fund	IHAXX	HMBXX	HRCXX	—	—	IHRXX	IHSXX	IHTXX	HAYXX
The Hartford Municipal Opportunities Fund	HHMAX	HHMBX	HHMCX	HHMIX	—	—	—	—	—
The Hartford Short Duration Fund	HSDAX	HSDBX	HSDCX	HSDIX	—	—	—	—	HSDYX
The Hartford Small Company Fund	IHSAX	HSCBX	HSMCX	IHSIX	—	IHSRX	IHSSX	IHSUX	HSCYX
The Hartford Small/Mid Cap Equity Fund	HSMAX	HSMBX	HTSCX	—	—	—	—	—	HSMYX
The Hartford Strategic Income Fund	HSNAX	HSNBX	HSNCX	HSNIX	—	—	—	—	HSNYX
The Hartford Equity Growth Allocation Fund	HAAAX	HAABX	HAACX	HAAIX	—	HAARX	HAASX	HAATX	—
The Hartford Growth Allocation Fund	HRAAX	HRABX	HRACX	HRAIX	—	HRARX	HRASX	HRATX	—
The Hartford Balanced Allocation Fund	HBAAX	HBABX	HBACX	HBAIX	—	HBARX	HBASX	HBATX	—
The Hartford Conservative Allocation Fund	HCVAX	HCVBX	HCVCX	HCVIX	—	HCVRX	HCVSX	HCVTX	—
The Hartford Total Return Bond Fund	ITBAX	ITBBX	HABCX	ITBIX	—	ITBRX	ITBUX	ITBTX	HABYX
The Hartford Value Fund	HVFAX	HVFBX	HVFCX	HVFIX	—	HVFRX	HVFSX	HVFTX	HVFYX
The Hartford World Bond Fund	HWDAX	—	HWDCX	HWDIX	—	HWDRX	HWDSX	HWDTX	HWDYX
The Hartford Target Retirement 2010 Fund	HTTAX	—	—	—	—	HTTRX	HTTSX	HTTTX	HTTYX
The Hartford Target Retirement 2015 Fund	—	—	—	—	—	HTJRX	HTJSX	HTJTX	—
The Hartford Target Retirement 2020 Fund	HTWAX					HTWRX	HTWSX	HTWTX	HTWYX
The Hartford Target Retirement 2025 Fund	—	—	—	—	—	HTKRX	HTKSX	HTKTX	—
The Hartford Target Retirement 2030 Fund	HTHAX	—	—	—	—	HTHRX	HTHSX	HTHTX	HTHYX
The Hartford Target Retirement 2035 Fund	—	—	—	—	—	HTLRX	HTLSX	HTLTX	—
The Hartford Target Retirement 2040 Fund	—	—	—	—	—	HTMRX	HTMSX	HTMTX	—
The Hartford Target Retirement 2045 Fund	—	—	—	—	—	HTNRX	HTNSX	HTNTX	—
The Hartford Target Retirement 2050 Fund	—	—	—	—	—	HTPRX	HTPSX	HTPTX	—

THE HARTFORD MUTUAL FUNDS II, INC.

	Class A	Class B	Class C	Class I	Class L	Class R3	Class R4	Class R5	Class Y
The Hartford Growth Fund	HGWAX	HGWBX	HGWCX	HGWIX	FECLX	HGWRX	HGWSX	HGWUX	HGWYX
The Hartford Growth Opportunities Fund	HGOAX	HGOBX	HGOCX	HGOIX	FGRWX	HGORX	HGOSX	HGOTX	HGOYX
The Hartford Municipal Real Return Fund(1)	HTNAX	HTNBX	HTNCX	HTNIX	FTNAX	—	—	—	HTNYX
The Hartford SmallCap Growth Fund	HSLAX	HSLBX	HSLCX	HSLIX	FACAX	HSLRX	HSLSX	HSLTX	HSLYX
The Hartford Value Opportunities Fund	HVOAX	HVOBX	HVOCX	HVOIX	FVAAX	HVORX	HVOSX	HVOTX	HVOYX

(1) Effective March 1, 2011, The Hartford Tax-Free National Fund was renamed The Hartford Municipal Real Return Fund.

P.O. Box 64387
St. Paul, MN 55164-0387

Each Fund's prospectus is incorporated by reference into this SAI, and the portions of this SAI that relate to each Fund have been incorporated by reference into such Fund's prospectus. The portions of this SAI that do not relate to a Fund do not form a part of such Fund's SAI, have not been incorporated by reference into such Fund's prospectus and should not be relied upon by investors in such Fund.

The Funds' audited financial statements as of October 31, 2010 are incorporated into this SAI by reference to the Companies' Annual Reports to Shareholders. A free copy of each Annual/Semi-Annual Report and each Fund's prospectus is available on the Funds' website at www.hartfordmutualfunds.com, upon request by writing to: The Hartford Mutual Funds, P. O. Box 64387, St. Paul, MN 55164-0387 or by calling 1-888-843-7824.

Date of Prospectuses: March 1, 2011 (May 31, 2011 for The Hartford Emerging Markets Local Debt Fund, The Hartford Emerging Markets Research Fund and The Hartford World Bond Fund.)

Date of Statement of Additional Information: March 1, 2011, as amended and restated May 31, 2011.

Table of Contents

GENERAL INFORMATION

The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (each a "Company" and together, the "Companies") are open-end management investment companies consisting of fifty and five separate investment portfolios or mutual funds (each, a "Fund" and together, the "Funds"), respectively. This SAI relates to all of the Funds listed on the front cover page. The Hartford Mutual Funds, Inc. was organized as a Maryland corporation on March 21, 1996. The Hartford Mutual Funds II, Inc. was organized as a Maryland corporation on March 23, 2001 and acquired the assets of each of its series by virtue of a reorganization effected November 30, 2001.

The Companies issue separate series of shares of stock for each Fund representing a fractional undivided interest in that Fund. Each Fund issues Class A, Class B, Class C and Class Y shares, with the following exceptions: Equity Growth Allocation Fund, Growth Allocation Fund, Balanced Allocation Fund and Conservative Allocation Fund (together, the "Asset Allocation Funds"), Checks and Balances Fund and Municipal Opportunities Fund do not offer Class Y shares; Target Retirement 2010 Fund, Target Retirement 2020 Fund and Target Retirement 2030 Fund do not offer Class B or Class C shares; Target Retirement 2015 Fund, Target Retirement 2025 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund do not offer Class A shares, Class B shares, Class C shares or Class Y shares; and Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Global All-Asset Fund, Global Real Asset Fund, International Value Fund and World Bond Fund do not offer Class B shares.

Class I shares are offered by Balanced Income Fund, Capital Appreciation Fund, Capital Appreciation II Fund, Checks and Balances Fund, Diversified International Fund, Dividend and Growth Fund, Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Equity Income Fund, Floating Rate Fund, Fundamental Growth Fund, Global All-Asset Fund, Global Enhanced Dividend Fund, Global Health Fund, Global Real Asset Fund, Global Research Fund, Growth Fund, Growth Opportunities Fund, High Yield Fund, Municipal Opportunities Fund, Inflation Plus Fund, International Growth Fund, International Opportunities Fund, International Small Company Fund, International Value Fund, MidCap Value Fund, Short Duration Fund, Small Company Fund, SmallCap Growth Fund, Strategic Income Fund, Municipal Real Return Fund, Total Return Bond Fund, Value Fund, Value Opportunities Fund, World Bond Fund and each of the Asset Allocation Funds. Growth Fund, Growth Opportunities Fund, Inflation Plus Fund, SmallCap Growth Fund, Municipal Real Return Fund and Value Opportunities Fund also offer Class L Shares.

Class R3, Class R4 and Class R5 shares (collectively, "Class R shares") are currently offered by, the following Funds: Advisers Fund, Balanced Income Fund, Capital Appreciation Fund, Capital Appreciation II Fund, Checks and Balances Fund, Disciplined Equity Fund, Diversified International Fund, Dividend and Growth Fund, Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Equity Income Fund, Floating Rate Fund, Fundamental Growth Fund, Global All-Asset Fund, Global Enhanced Dividend Fund, Global Growth Fund, Global Health Fund, Global Real Asset Fund, Global Research Fund, Growth Fund, Growth Opportunities Fund, High Yield Fund, Inflation Plus Fund, International Growth Fund, International Opportunities Fund, International Small Company Fund, International Value Fund, MidCap Fund, MidCap Value Fund, Money Market Fund, Small Company Fund, SmallCap Growth Fund, Total Return Bond Fund, Value Fund, Value Opportunities Fund, World Bond Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund, Target Retirement 2050 Fund and the Asset Allocation Funds.

The Asset Allocation Funds each issue shares in seven classes: Class A, Class B, Class C, Class I, Class R3, Class R4 and Class R5. The Asset Allocation Funds, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund (together, the "Target Retirement Funds") and Checks and Balances Fund are referred to as "funds of funds." Each fund of funds is a diversified fund that diversifies its assets by investing, at present, in the Class Y shares of several other Hartford Mutual Funds (the "Underlying Funds").

Each Fund is offered through a separate prospectus relating to the Fund and its classes. This SAI relates to Class A, B, C, I, L, R3, R4, R5 and Y shares.

Effective September 30, 2009, no new or additional investments are allowed in Class B shares of the Funds (including investments through any systematic investment plan). However, if Class B shareholders have chosen to reinvest capital gains and dividends, any such capital gains or dividends on Class B shares will continue to be reinvested in Class B shares of the relevant Fund.

Effective May 1, 2008, individuals are no longer eligible to invest in Class Y shares. Individual investors who established an account in Class Y shares prior to March 1, 2008 are eligible to add to their accounts. Additionally, advisor-sold donor advised funds are not eligible to invest in Class Y shares. Advisor-sold donor advised funds are donor advised funds whose investments have been put in place with Hartford through an introducing broker/dealer and do not include investments placed directly with Hartford from donor advised funds.

Each Fund, except Emerging Markets Local Debt Fund, Floating Rate Fund, Global Health Fund, Municipal Opportunities Fund and World Bond Fund, is a diversified fund. Emerging Markets Local Debt Fund, Floating Rate Fund, Global Health Fund, Municipal Opportunities Fund and World Bond Fund are non-diversified funds.

Hartford Investment Financial Services, LLC ("HIFSCO") is the investment manager and principal underwriter to each Fund. HIFSCO is an indirect wholly owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"), a Connecticut financial services company with over $318.3 billion in assets as of December 31, 2010. In addition, Wellington Management Company, LLP ("Wellington Management") and Hartford Investment Management Company ("Hartford Investment Management") are sub-advisers to one or more of the Funds and provide the day-to-day management of such Funds' portfolios (each a "sub-adviser" and collectively, the "sub-advisers"). Hartford Investment Management is a wholly owned subsidiary of The Hartford.

The date each fund commenced operations is indicated below:

Advisers Fund	July 22, 1996
Balanced Income Fund	July 31, 2006
Capital Appreciation Fund	July 22, 1996
Capital Appreciation II Fund	April 29, 2005
Checks and Balances Fund	May 31, 2007
Corporate Opportunities Fund	October 31, 2002
Disciplined Equity Fund	April 30, 1998
Diversified International Fund	June 30, 2008
Dividend and Growth Fund	July 22, 1996
Emerging Markets Local Debt Fund	May 31, 2011
Emerging Markets Research Fund	May 31, 2011
Equity Income Fund	August 28, 2003
Floating Rate Fund	April 29, 2005
Fundamental Growth Fund	May 24, 2001
Global All-Asset Fund	May 28, 2010
Global Enhanced Dividend Fund*	November 30, 2007
Global Growth Fund	September 30, 1998
Global Health Fund	May 1, 2000
Global Real Asset Fund	May 28, 2010
Global Research Fund	February 29, 2008
Growth Fund	June 8, 1949
Growth Opportunities Fund	March 31, 1963
High Yield Fund	September 30, 1998
Inflation Plus Fund	October 31, 2002
International Growth Fund	April 30, 2001
International Opportunities Fund	July 22, 1996
International Small Company Fund	April 30, 2001
International Value Fund	May 28, 2010
MidCap Fund	December 31, 1997
MidCap Value Fund	April 30, 2001
Money Market Fund	July 22, 1996
Municipal Opportunities Fund	May 31, 2007
Municipal Real Return Fund	June 2, 1986
Short Duration Fund	October 31, 2002
Small Company Fund	July 22, 1996
SmallCap Growth Fund	January 4, 1988
Small/Mid Cap Equity Fund	January 1, 2005
Strategic Income Fund	May 31, 2007
Total Return Bond Fund	July 22, 1996
Value Fund	April 30, 2001
Value Opportunities Fund	January 2, 1996
World Bond Fund	May 31, 2011
Equity Growth Allocation Fund	May 28, 2004
Growth Allocation Fund	May 28, 2004
Balanced Allocation Fund	May 28, 2004
Conservative Allocation Fund	May 28, 2004
Target Retirement 2010 Fund	September 30, 2005
Target Retirement 2015 Fund	October 31, 2008
Target Retirement 2020 Fund	September 30, 2005
Target Retirement 2025 Fund	October 31, 2008
Target Retirement 2030 Fund	September 30, 2005
Target Retirement 2035 Fund	October 31, 2008
Target Retirement 2040 Fund	October 31, 2008

Target Retirement 2045 Fund	October 31, 2008
Target Retirement 2050 Fund	October 31, 2008

* This fund is not currently available.

The Hartford also sponsors a family of mutual funds that are primarily used as investment options for variable annuity contracts and variable life insurance contracts issued by Hartford Life Insurance Company ("Hartford Life") and its affiliates, for other insurance companies, and for certain retirement plans. HL Investment Advisors, LLC ("HL Advisors"), an affiliate of The Hartford, is the investment adviser to that family of funds.

Investments in the Funds are not:

- Deposits or obligations of any bank;
- Guaranteed or endorsed by any bank; or
- Federally insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other federal agency.

INVESTMENT OBJECTIVES AND POLICIES

The investment objectives and principal investment strategies of each Fund are described in each Fund's prospectus. Additional information concerning certain of the Funds' investments, strategies and risks is set forth below. With respect to percentage restrictions on investments described in this SAI or in any prospectus, except with respect to the limitations on borrowing from banks set forth below under "Fundamental Investment Restrictions of the Funds," if such percentage restrictions are adhered to at the time of investment, a later increase or decrease in such percentage resulting from a change in the values of securities or loans or amount of net assets or security characteristics is not a violation of any of such restrictions.

A. FUNDAMENTAL INVESTMENT RESTRICTIONS OF THE FUNDS

Each Fund has adopted the following fundamental investment restrictions, which may not be changed without approval of a majority of the applicable Fund's outstanding voting securities as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act and as used in the prospectuses and this SAI, a "majority of the outstanding voting securities" means the approval of the lesser of (1) the holders of 67% or more of the outstanding shares of a Fund (or a class of the outstanding shares of a Fund) represented at a meeting if the holders of more than 50% of the outstanding shares of the Fund (or class) are present in person or by proxy or (2) the holders of more than 50% of the outstanding shares of the Fund (or of the class).

Unless otherwise provided below, all references below to the assets of each Fund are in terms of current market value.

Each Fund:

1. will not borrow money or issue any class of senior securities, except to the extent consistent with the 1940 Act, and the rules and regulations thereunder, or as may otherwise be permitted from time to time by regulatory authority;

2. (except for Balanced Allocation Fund, Checks and Balances Fund, Conservative Allocation Fund, Equity Growth Allocation Fund, Global Health Fund, Global Real Asset Fund, Growth Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund) will not purchase the securities or loans of any issuer or borrower (other than securities or loans issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund's total assets would be invested in the securities or loans of companies whose principal business activities are in the same industry. Each of Balanced Allocation Fund, Checks and Balances Fund, Conservative Allocation Fund, Equity Growth Allocation Fund, Growth Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund will not purchase the securities or loans of any issuer or borrower (other than securities or loans issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund's total assets would be invested in the securities or loans of companies whose principal business activities are in the same industry; except that each of such Funds may invest more than 25% of its assets in any one Underlying Fund. The Global Real Asset Fund will normally invest at least 25% of its assets, in the aggregate, in the natural resources industry. Global Health Fund will normally invest at least 25% of its total assets, in the aggregate, in the following industries: pharmaceuticals and biotechnology, medical products and health services. With respect to Municipal Opportunities Fund and Municipal Real Return Fund, (i) tax exempt securities are not subject to this limitation unless they are backed by the assets and revenues of non-governmental issuers and (ii) this limitation will not apply to tax exempt securities that have been refunded with U.S. government securities;

3. will not make loans, except to the extent consistent with the 1940 Act, and the rules and regulations thereunder, or as may otherwise be permitted from time to time by regulatory authority;

4. will not act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed an underwriter under applicable laws;

5. will not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, although it may purchase securities secured by real estate or interests therein, or securities issued by companies which invest in real estate or interests therein; and

6. (except for Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Global All-Asset Fund, Global Real Asset Fund and World Bond Fund) will not purchase or sell commodities or commodities contracts, except that the Fund may purchase or sell financial futures contracts, options on financial futures contracts and futures contracts, forward contracts, and options with respect to foreign currencies, and may enter into swap transactions or other financial transactions of any kind.

In addition, under normal circumstances, Municipal Real Return Fund and Municipal Opportunities Fund will each invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in municipal securities whose interest is exempt from federal income tax.

With respect to investment restriction number 2, in accordance with each fund of funds' investment program as set forth in its prospectus, a fund of funds may invest more than 25% of its assets in any one Underlying Fund. Each fund of funds treats the assets of the Underlying Funds in which it invests as its own for purposes of this restriction. Each of the Underlying Funds, except the Global Health Fund and Global Real Asset Fund, will not concentrate more than 25% of its total assets in any one industry.

Notwithstanding the foregoing investment restrictions, the Underlying Funds in which the funds of funds may invest have adopted certain investment restrictions that may be more or less restrictive than those listed above, thereby permitting a fund of funds to engage indirectly in investment strategies that may be prohibited under the investment restrictions listed above. The investment restrictions of each Underlying Fund are set forth in this SAI.

B. NON-FUNDAMENTAL INVESTMENT RESTRICTIONS OF THE FUNDS

The following restrictions are non-fundamental restrictions and may be changed by the Board of Directors without shareholder approval.

Each Fund may not:

1. Pledge its assets other than to secure permitted borrowings or to secure investments permitted by the Fund's investment policies as set forth in its prospectus and this SAI, as they may be amended from time to time, and applicable law.

2. Purchase securities on margin except to the extent permitted by applicable law.

3. With the exception of Floating Rate Fund, purchase securities while outstanding borrowings exceed 5% of a Fund's total assets, except where the borrowing is for temporary or emergency purposes. Reverse repurchase agreements, dollar rolls, securities lending, and other investments or transactions (including short sales in the case of Global Enhanced Dividend Fund) described in the Fund's prospectus and this SAI, as they may be amended from time to time, are not deemed to be borrowings for purposes of this restriction.

4. With the exception of Global Enhanced Dividend Fund, make short sales of securities or maintain a short position, except to the extent permitted by the Fund's prospectus and SAI, as amended from time to time, and applicable law.

5. Except for Inflation Plus Fund and Money Market Fund, invest more than 15% of the Fund's net assets in illiquid securities (10% for Inflation Plus Fund and 5% for Money Market Fund).

6. Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Global All-Asset Fund, Global Real Asset Fund and World Bond Fund will not purchase or sell commodities or commodities contracts, except to the extent permitted by applicable law and as set forth in each Fund's prospectus and SAI.

C. NON-FUNDAMENTAL TAX RESTRICTIONS OF THE FUNDS

Each Fund must:

1. Maintain its assets so that, at the close of each quarter of its taxable year,

(a) at least 50 percent of the fair market value of its total assets is comprised of cash, cash items, U.S. Government securities, securities of other regulated investment companies and other securities (including bank loans), limited in respect of any one issuer to no more than 5 percent of the fair market value of the Fund's total assets and 10 percent of the outstanding voting securities of such issuer, and

(b) no more than 25 percent of the fair market value of its total assets is invested in the securities (including bank loans) of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or of

---

two or more issuers controlled by the Fund and engaged in the same, similar, or related trades or businesses, or of one or more qualified publicly traded partnerships.

These tax-related limitations are subject to cure provisions under applicable tax laws and may be changed by the Board of Directors to the extent appropriate in light of changes to applicable tax law requirements.

D. CLASSIFICATION

Each Fund, except Emerging Markets Local Debt Fund, Floating Rate Fund, Global Health Fund, Municipal Opportunities Fund and World Bond Fund, has elected to be classified as a diversified series of an open-end management investment company. As a diversified fund, at least 75% of the value of each such Fund's total assets must be represented by cash and cash items (including receivables), U.S. Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer (i) to an amount not greater in value than 5% of the value of the total assets of such Fund and (ii) to not more than 10% of the outstanding voting securities of such issuer.

Emerging Markets Local Debt Fund, Floating Rate Fund, Global Health Fund, Municipal Opportunities Fund and World Bond Fund each has elected to be classified as a non-diversified series of an open-end management investment company, which means that these Funds are not required to comply with the diversification rules of the 1940 Act. Because a non-diversified fund may invest in securities or loans of relatively few issuers or borrowers, it involves more risk than a diversified fund, since any factors affecting a given company could affect performance of the fund to a greater degree.

A Fund may not change its classification status from diversified to non-diversified without the prior approval of shareholders but may change its classification status from non-diversified to diversified without such approval.

E. CERTAIN INVESTMENT STRATEGIES, RISKS AND CONSIDERATIONS

The investment objective and principal investment strategies for each Fund are discussed in each Fund's prospectus. Because each fund of funds invests in the Underlying Funds, investors in each fund of funds will be affected by the Underlying Funds' investment strategies in direct proportion to the amount of assets each fund of funds allocates to the Underlying Fund pursuing such strategies. Accordingly, each fund of funds is subject to the same risks as the Underlying Funds in direct proportion to the allocation of its assets among the Underlying Funds. Set forth below are further descriptions of certain types of investments and investment strategies used by one or more of the Funds (or by one or more of the Underlying Funds in the case of a fund of funds). Please see each Fund's prospectus and the "Investment Objectives and Policies" section of this SAI for further information on each Fund's investment policies and risks.

Certain descriptions in each Fund's prospectus and this SAI of a particular investment practice or technique in which the Funds may engage or a financial instrument that the Funds may purchase are meant to describe the spectrum of investments that a Fund's sub-adviser, in its discretion, might, but is not required to, use in managing the Fund's portfolio assets in accordance with the Fund's investment objective, policies and restrictions. The sub-adviser, in its discretion, may employ any such practice, technique or instrument for one or more of the Funds, but not for all of the Funds, for which it serves as sub-adviser. It is possible that certain types of financial instruments or techniques may not be available, permissible or effective for their intended purposes in all markets.

Investments in new Funds with limited operating history give rise to additional risks because there can be no assurance that new Funds will grow to or maintain an economically viable size. To the extent a new Fund fails to grow to and maintain an economically viable size, the Board of Directors may decide to liquidate such Fund. While shareholder interests will be the paramount consideration, the timing of any liquidation may not be favorable to certain individual shareholders.

INVESTMENT RISKS

The table and discussion set forth below provide descriptions of some of the types of investments and investment strategies that one or more of the Funds may use, and the risks and considerations associated with those investments and investment strategies. Please see each Fund's Prospectus and the "Investment Objectives and Policies" section of this SAI for further information on each Fund's investment policies and risks. Information contained in this section about the risks and considerations associated with a Fund's investments and/or investment strategies applies only to those Funds specifically identified in the tables below as making each type of investment or using each investment strategy (each, a "Covered Fund"). Information that does not apply to a Covered Fund does not form a part of that Covered Fund's SAI and should not be relied on by investors in that Covered Fund. Only information that is clearly identified as applicable to a Covered Fund is considered to form a part of the Covered Fund's SAI. For purposes of this section only, the term "Funds" is defined as each of the Funds (except the funds of funds) listed on the front cover page, which includes the Underlying Funds in which the funds of funds may invest.

	Advisers	Balanced Income	Capital Appreciation	Capital Appreciation II	Checks and Balances	Corporate Opportunities	Disciplined Equity	Diversified International	Dividend and Growth	Emerging Markets Local Debt	Emerging Markets Research	Equ Inc
Active Trading Risk		X	X	X		X	X	X		X	X	
Asset Allocation Risk	X	X		X				X				
Asset Coverage	X	X	X	X	X	X	X	X	X	X	X	X
Asset-Backed Securities	X				X	X				X		
Bank Loans and Loan Participations	X	X			X	X				X		
Floating Rate Loans		X				X				X		
Loan Participations	X	X			X	X				X		
Senior Loans		X				X						
Unsecured Loans Risk		X				X				X		
Borrowing	X	X	X	X	X	X	X	X	X	X	X	X
Call Risk	X	X			X	X				X		
Commodity Sector Risk												
Convertible Securities	X	X	X	X	X	X	X	X	X	X	X	X
Counterparty Risk	X	X	X	X	X	X	X	X	X	X	X	X
Credit Risk	X	X	X	X	X	X	X	X	X	X	X	X
Depositary Receipts	X	X	X	X	X	X	X	X	X	X	X	X
Derivative Instruments	X	X	X	X	X	X	X	X	X	X	X	X
Options Contracts	X	X	X	X	X	X	X	X	X	X	X	X
Futures Contracts & Options on Futures Contracts	X	X	X	X	X	X	X	X	X	X	X	X
Swap Agreements & Swaptions	X	X	X	X	X	X	X	X	X	X	X	X
Inflation-Linked Instruments										X		
Hybrid Instruments	X	X	X			X				X		
Credit-Linked Securities		X								X		
Index Securities and Structured Notes		X								X		
Event Linked Bonds					X	X						
Foreign Currency Transactions	X	X	X	X	X	X	X	X	X	X	X	X
Risk Factors in Derivative Instruments	X	X	X	X	X	X	X	X	X	X	X	X
Dividend Paying Security Investment Risk		X							X			X
Dollar Rolls	X					X						
Equity Securities	X	X	X	X	X	X	X	X	X	X	X	X
ETFs	X	X	X	X	X	X	X	X	X	X	X	X
Event Risk	X	X	X	X	X	X	X	X	X	X	X	X
Fixed Income Securities	X	X	X	X	X	X	X	X	X	X	X	X
Foreign Investments	X	X	X	X	X	X	X	X	X	X	X	X
Fund of Funds Structure Risks					X							
Government Intervention in Financial Markets	X	X	X	X	X	X	X	X	X	X	X	X
Growth Orientation Risk												
Healthcare-Related Securities Risk												
High Yield Securities ("Junk Bonds")	X	X	X	X	X	X	X	X	X	X	X	X
Illiquid Investments	X	X	X	X	X	X	X	X	X	X	X	X
Industry Concentration Risk												
Inflation Protected Debt Securities	X	X	X	X	X	X	X	X	X	X	X	X
Initial Public Offerings	X	X	X	X	X	X	X	X	X	X	X	X
Interest Rate Risk	X	X			X	X				X		
Inverse Floating Rate Securities						X				X		
Investment Grade Securities	X	X	X	X	X	X	X	X	X	X	X	X
Investment Strategy Risk	X	X	X	X	X	X	X	X	X	X	X	X

Investments in a Subsidiary												
Investments in Emerging Market Securities	X	X	X	X	X	X	X	X	X	X	X	X
Lending Portfolio Securities	X	X	X	X	X	X	X	X	X	X	X	X
Liquidation of Funds	X	X	X	X	X	X	X	X	X	X	X	X
Market Risk	X	X	X	X	X	X	X	X	X	X	X	X
Mid Cap Stock Risk	X	X	X	X	X		X	X	X	X	X	X
Money Market Instruments and Temporary Investment Strategies	X	X	X	X	X	X	X	X	X	X	X	X
Mortgage-Related Securities	X	X	X	X	X	X	X	X	X	X	X	X
Municipal Securities						X				X		
New Fund Risk										X	X	
Non-Diversification Risk										X		
Other Capital Securities	X	X	X	X	X	X	X	X	X	X	X	X
Other Investment Companies	X	X	X	X	X	X	X	X	X	X	X	X
Preferred Stock Risk	X	X	X	X	X	X	X	X	X	X	X	X
Quantitative Investing Risk							X					
Real Estate Related Securities Risks	X	X	X	X	X	X	X	X	X	X	X	X
Recent Fixed Income Market Events	X	X	X	X	X	X	X	X	X	X	X	X
Repurchase and Reverse Repurchase Agreements	X	X	X	X	X	X	X	X	X	X	X	X
Restricted Securities	X	X	X	X	X	X	X	X	X	X	X	X
Securities Trusts	X	X	X	X	X	X	X	X	X	X	X	X
Short Sales and Leverage Risk										X		
Small Capitalization Securities	X	X	X	X	X		X	X	X	X	X	X
Sovereign Debt	X	X	X	X	X	X	X	X	X	X	X	X
Structured Securities	X	X	X	X	X	X	X	X	X	X	X	X
Target Date Allocation Risk												
Taxable Income Risk	X	X	X	X	X	X	X	X	X	X	X	X
Underlying Fund Risk					X							
U.S. Government Securities Risk	X	X	X	X	X	X	X	X	X	X	X	X
Value Orientation Risk									X			X
Volatility Risk	X	X	X	X	X	X	X	X	X	X	X	X
Warrants Risk	X	X	X	X	X	X	X	X	X	X	X	X
When-Issued and Delayed-Delivery Securities and Forward Commitments Risk	X	X	X	X	X	X	X	X	X	X	X	X
Zero Coupon Securities	X	X	X	X	X	X	X	X	X	X	X	X

	Floating Rate	Fundamental Growth	Global All-Asset	Global Enhanced Dividend	Global Growth	Global Health	Global Real Asset	Global Research	Growth	Growth Opportunities	High Yield	Inflation Plus	International Growth
Active Trading Risk		X		X	X			X		X	X	X	X
Asset Allocation Risk			X				X						
Asset Coverage	X	X	X	X	X	X	X	X	X	X	X	X	X
Asset-Backed Securities	X		X				X				X	X	
Bank Loans and Loan Participations	X		X				X				X	X	
Floating Rate Loans	X		X				X				X	X	
Loan Participations	X		X				X				X	X	
Senior Loans	X		X				X				X	X	
Unsecured Loans Risk	X		X	X			X				X	X	
Borrowing	X	X	X	X	X	X	X	X	X	X	X	X	X
Call Risk	X		X				X				X	X	
Commodity Sector Risk			X				X						
Convertible Securities	X	X	X	X	X	X	X	X	X	X	X	X	X

Counterparty Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Credit Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Depositary Receipts	X	X	X	X	X	X	X	X	X	X	X	X	X
Derivative Instruments	X	X	X	X	X	X	X	X	X	X	X	X	X
Options Contracts	X	X	X	X	X	X	X	X	X	X	X	X	X
Futures Contracts & Options on Futures Contracts	X	X	X	X	X	X	X	X	X	X	X	X	X
Swap Agreements & Swaptions	X	X	X	X	X	X	X	X	X	X	X	X	X
Inflation-Linked Instruments			X				X						
Hybrid Instruments	X		X	X			X				X	X	
Credit-Linked Securities													
Index Securities and Structured Notes													
Event Linked Bonds			X				X						
Foreign Currency Transactions	X	X	X	X	X	X	X	X	X	X	X	X	X
Risk Factors in Derivative Instruments	X	X	X	X	X	X	X	X	X	X	X	X	X
Dividend Paying Security Investment Risk			X	X									
Dollar Rolls		X	X				X				X	X	
Equity Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
ETFs	X	X	X	X	X	X	X	X	X	X	X	X	X
Event Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Fixed Income Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
Foreign Investments	X	X	X	X	X	X	X	X	X	X	X	X	X
Fund of Funds Structure Risks													
Government Intervention in Financial Markets	X	X	X	X	X	X	X	X	X	X	X	X	X
Growth Orientation Risk		X			X				X	X			X
Healthcare-Related Securities Risk						X							
High Yield Securities ("Junk Bonds")	X	X	X	X	X	X	X	X	X	X	X	X	X
Illiquid Investments	X	X	X	X	X	X	X	X	X	X	X	X	X
Industry Concentration Risk						X	X						
Inflation Protected Debt Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
Initial Public Offerings	X	X	X	X	X	X	X	X	X	X	X	X	X
Interest Rate Risk	X		X	X			X				X	X	
Inverse Floating Rate Securities			X				X						
Investment Grade Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
Investment Strategy Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Investments in a Subsidiary			X				X						
Investments in Emerging Market Securities	X	X	X	X	X	X	X	X	X	X	X		X
Lending Portfolio Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
Liquidation of Funds	X	X	X	X	X	X	X	X	X	X	X	X	X
Market Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Mid Cap Stock Risk	X	X	X	X	X	X	X	X	X	X	X		X
Money Market Instruments and Temporary Investment Strategies	X	X	X	X	X	X	X	X	X	X	X	X	X
Mortgage-Related Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
Municipal Securities			X				X				X	X	
New Fund Risk													
Non-Diversification Risk	X					X							
Other Capital Securities	X	X	X	X	X	X	X	X	X	X	X	X	X

Other Investment Companies	X	X	X	X	X	X	X	X	X	X	X	X	X
Preferred Stock Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Quantitative Investing Risk													
Real Estate Related Securities Risks	X	X	X	X	X	X	X	X	X	X	X	X	X
Recent Fixed Income Market Events	X	X	X	X	X	X	X	X	X	X	X	X	X
Repurchase and Reverse Repurchase Agreements	X	X	X	X	X	X	X	X	X	X	X	X	X
Restricted Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
Securities Trusts	X	X	X	X	X	X	X	X	X	X	X	X	X
Short Sales and Leverage Risk				X									
Small Capitalization Securities	X	X	X	X	X	X	X	X	X	X	X		X
Sovereign Debt	X	X	X	X	X	X	X	X	X	X	X	X	X
Structured Securities	X	X	X	X	X	X	X	X	X	X	X	X	X
Target Date Allocation Risk													
Taxable Income Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Underlying Fund Risk													
U.S. Government Securities Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Value Orientation Risk													
Volatility Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Warrants Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
When-Issued and Delayed-Delivery Securities and Forward Commitments Risk	X	X	X	X	X	X	X	X	X	X	X	X	X
Zero Coupon Securities	X	X	X	X	X	X	X	X	X	X	X	X	X

	International Opportunities	International Small Company	International Value	MidCap	MidCap Value	Money Market	Municipal Opportunities	Municipal Real Return	Short Duration	Small Company	Small/Mid Cap Equity	SmallCap Growth	Strategic Income	Total Return Bond	Va
Active Trading Risk	X	X	X					X	X	X	X	X	X	X	
Asset Allocation Risk															
Asset Coverage	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Asset-Backed Securities							X	X	X				X	X	
Bank Loans and Loan Participations									X				X	X	
Floating Rate Loans									X				X	X	
Loan Participations									X				X	X	
Senior Loans									X				X	X	
Unsecured Loans Risk									X				X	X	
Borrowing	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Call Risk							X	X	X				X	X	
Commodity Sector Risk															
Convertible Securities	X	X	X	X	X				X	X	X	X	X	X	:
Counterparty Risk	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Credit Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Depositary Receipts	X	X	X	X	X		X		X	X	X	X	X	X	:
Derivative Instruments	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Options Contracts	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Futures Contracts & Options on Futures Contracts	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Swap Agreements & Swaptions	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Inflation-Linked Instruments								X							
Hybrid Instruments								X	X				X	X	
Credit-Linked Securities															
Index Securities and Structured Notes															
Event Linked Bonds							X						X	X	
Foreign Currency Transactions	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Risk Factors in Derivative Instruments	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Dividend Paying Security Investment Risk	X														:
Dollar Rolls								X	X				X	X	
Equity Securities	X	X	X	X	X		X	X	X	X	X	X	X	X	:
ETFs	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Event Risk	X	X	X	X	X		X	X	X	X	X	X	X	X	:
Fixed Income Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Foreign Investments	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Fund of Funds Structure Risks															
Government Intervention in Financial Markets	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Growth Orientation Risk												X			
Healthcare-Related Securities Risk															
High Yield Securities ("Junk Bonds")	X	X	X	X	X		X	X	X	X		X	X	X	:
Illiquid Investments	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Industry Concentration Risk															
Inflation Protected Debt Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Initial Public Offerings	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Interest Rate Risk						X	X	X	X				X	X	
Inverse Floating Rate Securities						X	X	X					X	X	
Investment Grade Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Investment Strategy Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	:
Investments in a Subsidiary															

Investments in Emerging Market Securities	x	x	x	x	x		x		x	x	x	x	x	x	:
Lending Portfolio Securities	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Liquidation of Funds	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Market Risk	x	x	x	x	x	x		x	x	x	x	x	x	x	:
Mid Cap Stock Risk	x	x	x	x	x					x	x	x	x	x	:
Money Market Instruments and Temporary Investment Strategies	x	x	x	x	x	x		x	x	x	x	x	x	x	:
Mortgage Related Securities	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Municipal Securities							x	x					x	x	
New Fund Risk															
Non-Diversification Risk							x								
Other Capital Securities	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Other Investment Companies	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Preferred Stock Risk	x	x	x	x	x		x	x	x	x	x	x	x	x	:
Quantitative Investing Risk											x				
Real Estate Related Securities Risks	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Recent Fixed Income Market Events	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Repurchase and Reverse Repurchase Agreements	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Restricted Securities	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Securities Trusts	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Short Sales and Leverage Risk															
Small Capitalization Securities	x	x	x	x	x					x	x	x	x	x	:
Sovereign Debt	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Structured Securities	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Target Date Allocation Risk															
Taxable Income Risk	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Underlying Fund Risk															
U.S. Government Securities Risk	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Value Orientation Risk			x		x										:
Volatility Risk	x	x	x	x	x		x	x	x	x	x	x	x	x	:
Warrants Risk	x	x	x	x	x		x		x	x	x	x	x	x	:
When-Issued and Delayed-Delivery Securities and Forward Commitments Risk	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:
Zero Coupon Securities	x	x	x	x	x	x	x	x	x	x	x	x	x	x	:

	Value Opportunities	World Bond Fund	Target Retirement 2010	Target Retirement 2015	Target Retirement 2020	Target Retirement 2025	Target Retirement 2030	Target Retirement 2035	Target Retirement 2040	Target Retirement 2045	Target Retirement 2050	Balanced Allocation	Conservative Allocation	Equity Growth Allocation	Grow Allocat
Active Trading Risk		x													
Asset Allocation Risk												x	x	x	x
Asset Coverage	x	x	x	x	x	x	x	x	x	x	x	x	x	x	x
Asset-Backed Securities		x	x	x	x	x	x	x	x	x	x	x	x		x
Bank Loans and Loan Participations		x	x	x	x	x	x	x	x	x	x	x	x		x
Floating Rate Loans		x	x	x	x	x	x	x	x	x	x	x	x		
Loan Participations		x			x	x	x	x	x	x	x	x	x	x	
Senior Loans		x			x	x	x	x	x	x	x	x	x	x	
Unsecured Loans Risk		x			x	x	x	x	x	x	x	x	x	x	
Borrowing	x	x	x	x	x	x	x	x	x	x	x	x	x	x	x
Call Risk		x	x	x	x	x	x	x	x	x	x	x	x		x
Commodity Sector Risk															
Convertible Securities	x	x	x	x	x	x	x	x	x	x	x	x	x	x	x
Counterparty Risk	x	x	x	x	x	x	x	x	x	x	x	x	x	x	x
Credit Risk	x	x	x	x	x	x	x	x	x	x	x	x	x	x	x

Depositary Receipts	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Derivative Instruments	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Options Contracts	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Futures Contracts & Options on Futures Contracts	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Swap Agreements & Swaptions	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Inflation-Linked Instruments		X													
Hybrid Instruments		X	X	X	X	X	X	X	X	X	X	X			
Credit-Linked Securities		X													
Index Securities and Structured Notes		X													
Event Linked Bonds															
Foreign Currency Transactions	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Risk Factors in Derivative Instruments	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Dividend Paying Security Investment Risk															
Dollar Rolls		X													
Equity Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
ETFs	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Event Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Fixed Income Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Foreign Investments	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Fund of Funds Structure Risks			X	X	X	X	X	X	X	X	X	X	X	X	X
Government Intervention in Financial Markets	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Growth Orientation Risk														X	X
Healthcare-Related Securities Risk															
High Yield Securities ("Junk Bonds")	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Illiquid Investments	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Industry Concentration Risk															
Inflation Protected Debt Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Initial Public Offerings	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Interest Rate Risk		X	X	X	X	X	X	X	X	X	X	X	X		
Inverse Floating Rate Securities		X													
Investment Grade Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Investment Strategy Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Investments in a Subsidiary															
Investments in Emerging Market Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Lending Portfolio Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Liquidation of Funds	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Market Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Mid Cap Stock Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Money Market Instruments and Temporary Investment Strategies	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Mortgage-Related Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Municipal Securities		X													
New Fund Risk		X													
Non-Diversification Risk		X													
Other Capital Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X

Other Investment Companies	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Preferred Stock Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Quantitative Investing Risk		X													
Real Estate Related Securities Risks	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Recent Fixed Income Market Events	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Repurchase and Reverse Repurchase Agreements	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Restricted Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Securities Trusts	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Short Sales and Leverage Risk															
Small Capitalization Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Sovereign Debt	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Structured Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Target Date Allocation Risk			X	X	X	X	X	X	X	X	X				
Taxable Income Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Underlying Fund Risk			X	X	X	X	X	X	X	X	X	X	X	X	X
U.S. Government Securities Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Value Orientation Risk	X														
Volatility Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Warrants Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
When-Issued and Delayed-Delivery Securities and Forward Commitments Risk	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Zero Coupon Securities	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X

ACTIVE TRADING RISK. Active or frequent trading of a Fund's portfolio securities could increase the Fund's transaction costs (thus negatively affecting performance) and may increase your taxable distributions. These effects may also adversely affect Fund performance.

ASSET ALLOCATION RISK. Asset allocation risk is the risk that a Fund may not achieve its objective or may underperform other funds with similar investment strategies because the Fund's strategy for allocating assets among different asset classes does not work as intended.

ASSET COVERAGE. To the extent required by Securities and Exchange Commission ("SEC") guidelines, a Fund will only engage in transactions that expose it to an obligation to another party if it owns either (i) an offsetting position for the same type of financial asset or (ii) cash or liquid securities, designated on the Fund's books or held in a segregated account, with a value sufficient at all times to cover its potential obligations not covered in clause (i). Assets used as offsetting positions, designated on the Fund's books or held in a segregated account cannot be sold while the position(s) requiring cover is/are open unless replaced with other appropriate assets. As a result, the commitment of a large portion of assets to be used as offsetting positions or to be designated or segregated in such a manner could impede portfolio management or the ability to meet redemption requests or other current obligations.

ASSET-BACKED SECURITIES. Asset-backed securities are securities backed by home equity loans, installment sale contracts, credit card receivables or other assets. Asset-backed securities are "pass-through" securities, meaning that principal and interest payments net of expenses made by the borrower on the underlying assets (such as credit card receivables) are passed through to a Fund. The value of asset-backed securities, like that of traditional fixed income securities, typically increases when interest rates fall and decreases when interest rates rise. However, asset-backed securities differ from traditional fixed income securities because of their potential for prepayment. The price paid by a Fund for its asset-backed securities, the yield the Fund expects to receive from such securities and the average life of the securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets. In a period of declining interest rates, borrowers may prepay the underlying assets more quickly than anticipated, thereby reducing the yield to maturity and the average life of the asset-backed securities. Moreover, when a Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate on the security that was prepaid. To the extent that a Fund purchases asset-backed securities at a premium, prepayments may result in a loss to the extent of the premium paid. If a Fund buys such securities at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns and unscheduled prepayments will also accelerate the recognition of income which, when distributed to shareholders, will be taxable as ordinary income. In a period of rising interest rates, prepayments of the underlying assets may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change a security that was considered short- or intermediate-term at the time of purchase into a longer term security. Since the value of longer-term securities generally fluctuates more widely in response to changes in interest rates than does the value of shorter term securities, maturity extension risk could increase the volatility of the Fund. When interest rates decline, the value of an asset-backed security with prepayment features may not increase as much as that of other fixed-income securities, and, as noted above, changes in market rates of interest may accelerate or retard prepayments and thus affect maturities.

Asset-backed securities do not always have the benefit of a security interest in the underlying asset. For example, credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off amounts owed. The ability of an issuer of asset-backed securities to enforce its security interest in the underlying securities may be limited, and recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities. If the Funds purchase asset-backed securities that are "subordinated" to other interests in the same asset-backed pool, a Fund as a holder of those securities may only receive payments after the pool's obligations to other investors have been satisfied. Tax-exempt structured securities, such as tobacco bonds, are not considered asset-backed securities for purposes of the Municipal Real Return Fund's investments.

BORROWING. Each Fund may borrow money to the extent set forth under "Investment Objectives and Policies." The Funds do not intend to borrow for leverage purposes, except as may be set forth under "Investment Objectives and Policies." Interest paid on borrowings will decrease the net earnings of a Fund and will not be available for investment.

BANK LOANS AND LOAN PARTICIPATIONS. Commercial banks and other financial institutions or institutional investors make corporate loans to companies that need capital to grow or restructure. Borrowers generally pay interest on corporate loans at rates that change in response to changes in market interest rates such as the London Interbank Offered Rate ("LIBOR") or the prime rates of U.S. banks. As a result, the value of corporate loan investments is generally less exposed to the adverse effects of shifts in market interest rates than investments that pay a fixed rate of interest. However, because the trading market for certain corporate loans may be less developed than the secondary market for bonds and notes, a Fund may experience difficulties in selling its corporate loans. A Fund may make certain corporate loan investments as part of a broader group of lenders (together often referred to as a "syndicate") that is represented by a leading financial institution (or agent bank). The syndicate's agent arranges the corporate loans, holds collateral and accepts payments of principal and interest. If the agent develops financial problems or is terminated, the Fund may not recover its investment or recovery may be delayed. Corporate loans may be denominated in currencies other than U.S. dollars and are subject to the credit risk of nonpayment of principal or interest. Further, substantial increases in interest rates may cause an increase in loan defaults. Although the loans will generally be fully collateralized at the time of acquisition, the collateral may decline in value, be relatively illiquid or lose all or substantially all of its value subsequent to investment. If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit the Fund's rights to the collateral. In addition, the value of collateral may erode during a bankruptcy case. In the event of a bankruptcy, the holder of a corporate loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.

The Funds may also invest in second lien loans (secured loans with a claim on collateral subordinate to a senior lender's claim on such collateral) and unsecured loans. Holders' claims under unsecured loans are subordinated to claims of creditors holding secured indebtedness and possibly other classes of creditors holding unsecured debt. Unsecured loans have a greater risk of default than secured loans, particularly during periods of deteriorating economic conditions. Also, since they do not afford the lender recourse to collateral, unsecured loans are subject to greater risk of nonpayment in the event of default than secured loans. Many such loans are relatively illiquid and may be difficult to value.

Some bank loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the bank loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of the bank loans, including, in certain circumstances, invalidating such bank loans or causing interest previously paid to be refunded to the borrower. If interest were required to be refunded, it could negatively affect Fund performance.

Indebtedness of companies whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Some companies may never pay off their indebtedness or pay only a small fraction of the amount owed. Consequently, when investing in indebtedness of companies with poor credit, the Funds bear a substantial risk of losing the entire amount invested.

Investments in bank loans through a direct assignment of the financial institution's interest with respect to the bank loan may involve additional risks. For example, if a secured bank loan is foreclosed, a Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, a Fund could be held liable as a co-lender.

Bank loans may be structured to include both term loans, which are generally fully funded at the time of investment, and revolving credit facilities, which would require a Fund to make additional investments in the bank loans as required under the terms of the credit facility at the borrower's demand.

A financial institution's employment as agent bank may be terminated in the event that it fails to observe a requisite standard of care or becomes insolvent. A successor agent bank would generally be appointed to replace the terminated agent bank, and assets held by the agent bank under the loan agreement would remain available to the holders of such indebtedness. However, if assets held by the agent bank for the benefit of a Fund were determined to be subject to the claims of the agent bank's general creditors, such Fund may incur certain costs and delays in realizing payments on a bank loan or loan participation and could suffer a loss of principal and/or interest.

Floating Rate Loans. Certain Funds may invest in interests in floating rate loans (often referred to as "floaters"). Senior floating rate loans hold the most senior position in the capital structure of a business entity (the "Borrower"), are typically secured by specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by subordinated debtholders and stockholders of the Borrower. A Fund may also invest in second lien loans (secured loans with a claim on collateral subordinate to a senior lender's claim on such collateral) and unsecured loans. The Funds may also invest in companies whose financial condition is uncertain and that may be involved in bankruptcy proceedings, reorganizations or financial restructurings. Floating rate loans typically have rates of interest that are reset or redetermined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a spread. The base lending rates are primarily the London-Interbank Offered Rate ("LIBOR"), and secondarily the prime rate offered by one or more major United States banks (the "Prime Rate") and the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. Floating rate loans are typically structured and administered by a financial institution that acts as the agent of the lenders participating in the floating rate loan. Floating rate loans may be acquired directly through the agent, as an assignment from another lender who holds a direct interest in the floating rate loan or as a participation interest in another lender's portion of the floating rate loan.

The value of the collateral securing a floating rate loan can decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Floating rate loans generally are subject to legal or contractual restrictions on resale. The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans. For example, if the credit quality of a floating rate loan unexpectedly declines significantly, secondary market trading in that floating rate loan can also decline for a period of time. During periods of infrequent trading, valuing a floating rate loan can be more difficult, and buying and selling a floating rate loan at an acceptable price can be more difficult and delayed. Difficulty in selling a floating rate loan can result in a loss.

Many loans in which a Fund may invest may not be rated by a rating agency, and many, if not all, loans will not be registered with the SEC or any state securities commission and will not be listed on any national securities exchange. The amount of public information available with respect to loans will generally be less extensive than that available for registered or exchange-listed securities. In evaluating the creditworthiness of Borrowers, the investment manager and/or sub-adviser considers, and may rely in part, on analyses performed by others. In the event that loans are not rated, they are likely to be the equivalent of below investment grade quality. Debt securities that are rated below-investment-grade and comparable unrated bonds are viewed by the rating agencies as having speculative characteristics and are commonly known as "junk bonds". Historically, senior-secured floating rate loans tend to have more favorable loss recovery rates than more junior types of below-investment-grade debt obligations. Each sub-adviser does not view ratings as the primary factor in its investment decisions and relies more upon its credit analysis abilities than upon ratings.

Loans and other corporate debt obligations are subject to the risk of non-payment of scheduled interest or principal. Floating rate loans are rated below-investment-grade, which means that rating agencies view them as more likely to default in payment than investment-grade loans. Such non-payment would result in a reduction of income to a Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Fund. Some floating rate loans are also subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such floating rate loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of floating rate loans including, in certain circumstances, invalidating such floating rate loans or causing interest previously paid to be refunded to the Borrower. If interest were required to be refunded, it could negatively affect the Fund's performance.

Prepayment Risks. Most floating rate loans and certain debt securities allow for prepayment of principal without penalty. Loans and securities subject to prepayment risk generally offer less potential for gains when interest rates decline, and may offer a greater potential for loss when interest rates rise. In addition, with respect to fixed-rate investments, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the investment and making the investment more sensitive to interest rate changes. Accordingly, the potential for the value of a floating rate loan or security to increase in response to interest rate declines is limited. Further, loans or debt securities purchased to replace a prepaid loan or debt security may have lower yields than the yield on the prepaid loan or debt security.

Market Risks. Significant events, such as turmoil in the financial and credit markets, terrorist events, and other market disruption events, such as weather or infrastructure disruptions that affect the markets generally, can affect the liquidity of the markets and cause spreads to widen or interest rates to rise, resulting in a reduction in value of a Fund's assets. Other economic factors (such as a large downward movement in stock prices, a disparity in supply of and demand for certain loans and securities or market conditions that reduce liquidity) can also adversely affect the markets for debt obligations. Rating downgrades of holdings or their issuers will generally reduce the value of such holdings. Each of the Funds is also subject to income risk, which is the potential for a decline in a Fund's income due to falling interest rates or market reductions in spread.

Terrorist attacks and related events, including wars in Iraq and Afghanistan and their aftermath, and continuing occupation of Iraq by coalition forces, have led to increased short-term market volatility and may have long-term effects on U.S. and world economies and markets. A similar disruption of the financial markets, such as the problems in the subprime market, could affect interest rates, auctions, secondary trading, ratings, credit risk, inflation and other factors relating to investments in floating rate loans. In particular, junk bonds and floating rate loans tend to be more volatile than higher-rated fixed income securities; as such, these circumstances and any actions resulting from them may have a greater effect on the prices and volatility of junk bonds and floating rate loans than on higher-rated fixed income securities. The Funds cannot predict the effects of similar events in the future on the U.S. economy.

Material Non-Public Information. A Fund may be in possession of material non-public information about a Borrower or issuer as a result of its ownership of a loan or security of such Borrower or issuer. Because of prohibitions on trading in securities of issuers while in possession of such information, a Fund may be unable to enter into a transaction in a loan or security of such a Borrower or issuer when it would otherwise be advantageous to do so.

Regulatory Risk. To the extent that legislation or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans, particularly in connection with highly leveraged transactions, floating rate loans for investment may become less available. Any such legislation or regulation could also depress the market values of floating rate loans.

Loan Participations. A participation interest is a fractional interest in a loan, issued by a lender or other financial institution. The lender selling the participation interest remains the legal owner of the loan. Where a Fund is a participant in a loan, it does not have any direct claim on the loan or any rights of set-off against the borrower and may not benefit directly from any collateral supporting the loan. As a result, the Fund is subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, a Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.

The lack of a highly liquid secondary market may have an adverse impact on the ability to dispose of particular loan participations when necessary to meet redemption of a Fund's shares, to meet a Fund's liquidity needs or when necessary in response to a specific economic event, such as deterioration in the creditworthiness of the borrower. The lack of a highly liquid secondary market for loan participations also may make it more difficult for a Fund to value these investments for purposes of calculating its net asset value.

Senior Loans. Senior debt (frequently issued in the form of senior notes or referred to as senior loans) is debt that takes priority over other unsecured or otherwise more "junior" debt owed by the issuer. Senior debt has greater seniority in the issuer's capital structure than subordinated debt. In the event the issuer goes bankrupt, senior debt theoretically must be repaid before other creditors receive any payment. There is less readily available, reliable information about most senior loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a borrower or its securities limiting a Fund's investments in senior loans, and thus the sub-adviser relies primarily on its own evaluation of a borrower's credit quality rather than on any available independent sources. As a result, a Fund that invests in senior loans is particularly dependent on the analytical abilities of its sub-adviser.

An economic downturn generally leads to a higher non-payment rate, and a senior loan may lose significant value even before a default occurs. Further, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect a senior loan's value.

No active trading market may exist for certain senior loans, which may impair a Fund's ability to realize full value in the event that it needs to sell a senior loan and may make it difficult to value senior loans. Adverse market conditions may impair the liquidity of some actively traded senior loans. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

Although senior loans in which the Funds invest generally will be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, a Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. If the terms of a senior loan do not require the borrower to pledge additional collateral in the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrowers' obligations under the senior loans. To the extent that a senior loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all of its value in the event of the bankruptcy of the borrower. Uncollateralized senior loans involve a greater risk of loss. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include the invalidation of senior loans.

If a senior loan is acquired through an assignment, a Fund may not be able unilaterally to enforce all rights and remedies under the loan and with regard to any associated collateral. If a senior loan is acquired through a participation, the acquiring Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the entity selling the participation.

Senior loans in which a Fund may invest may be rated below investment grade. The risks associated with these senior loans are similar to the risks of below investment grade securities, although senior loans are typically senior and secured in contrast to other below investment grade securities, which are often subordinated and unsecured. This higher standing of senior loans has historically resulted in generally higher recoveries in the event of a corporate reorganization. In addition, because their interest rates are typically adjusted for changes in short-term interest rates, senior loans generally are subject to less interest rate risk than other below investment grade securities (which are typically fixed rate).

Unsecured Loans. The claims of holders of unsecured loans are subordinated to, and thus lower in priority of payment to, claims of creditors holding secured indebtedness and possibly other classes of creditors holding unsecured debt. Unsecured loans have a greater risk of default than secured loans, particularly during periods of deteriorating economic conditions. In addition, since they do not afford the lender recourse to collateral, unsecured loans are subject to greater risk of nonpayment in the event of default than secured loans.

CALL RISK. Call risk is the risk that an issuer, especially during a period of falling interest rates, may redeem a security by repaying it early, which may reduce a Fund's income if the proceeds are then reinvested at lower interest rates.

COMMODITY SECTOR RISK. Exposure to the commodities markets may subject a Fund to greater volatility than investments in traditional securities. The prices of commodity-linked derivative securities may be affected by changes in overall market movements, changes in interest rates and events or circumstances that affect a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments, as well as commodity index volatility generally. The prices of energy, industrial metals, precious metals, agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The commodity-linked securities in which a Fund invests may be issued by companies in the financial services sector, and thus events affecting the financial services sector may also cause the Fund's share value to fluctuate.

CONVERTIBLE SECURITIES. The market value of a convertible security performs like that of a regular debt security; this means that if market interest rates rise, the value of a convertible security usually falls. Convertible securities are also subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer's credit rating or the market's perception of the issuer's creditworthiness. Since it derives a portion of its value from the common stock into which it may be converted, a convertible security is also subject to the same types of market and issuer risk as its underlying common stock.

COUNTERPARTY RISK. With respect to certain transactions, such as over-the-counter derivatives contracts or repurchase agreements, a Fund will be exposed to the risk that the counterparty to the transaction may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise to honor its obligations. In the event of a bankruptcy or insolvency of a counterparty, the Fund could experience delays in liquidating its positions and significant losses, including declines in the value of its investment during the period in which the Fund seeks to enforce its rights, the inability to realize any gains on its investment during such period and any fees and expenses incurred in enforcing its rights. The Fund also bears the risk of loss of the amount expected to be received under a derivative transaction in the event of the default or bankruptcy of a counterparty.

CREDIT RISK. Credit risk refers to the possibility that the issuer of a security will not be able to make timely principal and interest payments. Changes in an issuer's credit rating or the market's perception of an issuer's creditworthiness may also affect the value of the Fund's investment in that issuer. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation.

DEPOSITARY RECEIPTS (ADRs, EDRs and GDRs). Certain Funds may invest in securities of foreign issuers in the form of depositary receipts or other securities that are convertible into securities of foreign issuers, including American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") and Global Depositary Receipts ("GDRs"). ADRs are receipts typically issued by a U.S. bank or trust company that evidence underlying securities issued by a foreign corporation. ADRs are traded on U.S. securities exchanges, or in over-the-counter markets, and are denominated in U.S. dollars. EDRs and GDRs are similar instruments that are issued in Europe (EDRs) or globally (GDRs), traded on foreign securities exchanges and denominated in foreign currencies. The value of a depositary receipt will fluctuate with the value of the underlying security, reflect changes in exchange rates and otherwise involve the same risks associated with the foreign securities that they evidence or into which they may be converted. A Fund may also invest in unsponsored depositary receipts. The issuers of unsponsored depositary receipts are not obligated to disclose information that would be considered material in the United States. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts. See also "Foreign Investments" below.

DERIVATIVE INVESTMENTS

Certain Funds may use instruments called derivatives or derivative securities. A derivative is a financial instrument the value of which is derived from the value of one or more underlying securities, commodities, currencies, indices, debt instruments, other derivatives or any other agreed upon pricing index or arrangement (e.g., the movement over time of the Consumer Price Index or freight rates) (each an "Underlying Instrument"). Derivatives contracts are either physically settled, which means the parties trade the Underlying Instrument itself, or cash settled, which means the parties simply make cash payments based on the value of the Underlying Instrument (and do not actually deliver or receive the Underlying Instrument). Derivatives may allow a Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments.

Many derivative contracts are traded on securities or commodities exchanges, the contract terms are generally standard, and the parties make payments due under the contracts through the exchange. Most exchanges require the parties to post margin against their obligations under the contracts, and the performance of the parties' obligations under such contracts is usually guaranteed by the exchange or a related clearing corporation. Other derivative contracts are traded over-the-counter ("OTC") in transactions negotiated directly between the counterparties. OTC derivative contracts do not have standard terms, so they are generally less liquid and more difficult to value than exchange-traded contracts. OTC derivatives also expose a Fund to additional credit risks to the extent a counterparty defaults on a contract. See "Additional Risk Factors and Considerations of OTC Transactions" below.

Depending on how a Fund uses derivatives and the relationships between the market values of the derivative and the Underlying Instrument, derivatives could increase or decrease a Fund's exposure to the risks of the Underlying Instrument. Derivative contracts may also expose the Fund to additional liquidity and leverage risks. See "Risk Factors in Derivative Instruments" below.

Each Fund may use derivatives for hedging purposes. Certain Funds may also use derivatives for cash flow management or, as part of their overall investment strategies, to seek to replicate the performance of a particular index or to enhance returns. The use of derivatives to enhance returns is considered speculative because the Fund is primarily seeking to achieve gains rather than to offset, or hedge, the risks of other positions. When a Fund invests in a derivative for speculative purposes, the Fund is fully exposed to the risks of loss of that derivative, which may sometimes be greater than the cost of the derivative itself. No Fund may use any derivative to gain exposure to an asset or class of assets that it would be prohibited by its investment restrictions from purchasing directly.

Hedging. Each Fund may use derivative instruments to offset the risks, or to "hedge" the risks, associated with other Fund holdings. For example, derivatives may be used to hedge against movements in interest rates, currency exchange rates and the equity markets through the use of options, futures transactions and options on futures. Derivatives may also be used to hedge against duration risk in fixed-income investments. Losses on one Fund investment may be substantially reduced by gains on a derivative that reacts to the same market movements in an opposite manner. However, while hedging can reduce losses, it can also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Fund or if the cost of the derivative offsets the advantage of the hedge.

Among other risks, hedging involves correlation risk, which is the risk that changes in the value of the derivative will not match (i.e., will not offset) changes in the value of the holdings being hedged as expected by a Fund. In such a case, any losses on the Fund holdings being hedged may not be reduced or may even be increased as a result of the use of the derivative. The inability to close options and futures positions also could have an adverse impact on a Fund's ability effectively to hedge its portfolio.

There can be no assurance that the use of hedging transactions will be effective. No Fund is required to engage in hedging transactions, and each Fund may choose not to do so. A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.

The Funds might not employ any of the derivatives strategies described below, and there can be no assurance that any strategy used will succeed. A Fund's success in employing derivatives strategies may depend on the sub-adviser's correctly forecasting interest rates, market values or other economic factors, and there can be no assurance that the sub-adviser's forecasts will be accurate. If the sub-adviser's forecasts are not accurate, the Fund may end up in a worse position than if derivatives strategies had not been employed at all. A Fund's ability to use certain derivative transactions may be limited by tax considerations and certain other legal considerations. Further, suitable derivative transactions might not be available at all times or in all circumstances. Described below are certain derivative instruments and trading strategies the Funds may use (either separately or in combination) in seeking to achieve their overall investment objectives.

Options Contracts

An options contract, or an "option," is a type of derivative. An option is an agreement between two parties in which one gives the other the right, but not the obligation, to buy or sell an Underlying Instrument at a set price (the "exercise price" or "strike price") for a specified period of time. The buyer of an option pays a premium for the opportunity to decide whether to carry out the transaction (exercise the option) when it is beneficial. The option seller (writer) receives the initial premium and is obligated to carry out the transaction if and when the buyer exercises the option. Options can trade on exchanges or in the OTC market and may be bought or sold on a wide variety of Underlying Instruments. Options that are written on futures contracts, or futures options (discussed below), are subject to margin requirements similar to those applied to futures contracts. A Fund may engage in options transactions on any security or instrument in which it may invest, on any securities index based on securities in which it may invest or on any aggregates of equity and debt securities consisting of securities in which it may invest (aggregates are composites of equity or debt securities that are not tied to a commonly known index). Certain Funds may also enter into options on foreign currencies. As with futures and swaps (discussed below), the success of any strategy involving options depends on the sub-adviser's analysis of many economic and mathematical factors, and a Fund's return may be higher if it does not invest in such instruments at all. A Fund may only write "covered" options. The sections below describe certain types of options and related techniques that the Funds may use.

Call Options. A call option gives the holder the right to purchase the Underlying Instrument at the exercise price for a fixed period of time. A Fund would typically purchase a call option in anticipation of an increase in value of the Underlying Instrument because owning the option allows the Fund to participate in price increases on a more limited risk basis than if the Fund had initially directly purchased the Underlying Instrument. If, during the option period, the market value of the Underlying Instrument exceeds the exercise price, plus the option premium paid by the Fund and any transaction costs the Fund incurs in purchasing the option, the Fund realizes a gain upon exercise of the option. Otherwise, the Fund realizes either no gain or a loss on its purchase of the option.

Certain Funds are also permitted to write (i.e., sell) "covered" call options, which obligate a Fund, in return for the option premium, to sell the Underlying Instrument to the option holder for the exercise price if the option is exercised at any time before or on its expiration date. In order for a call option to be covered, the Fund must have at least one of the following in place with respect to the option and for so long as the option is outstanding: (i) the Fund owns the Underlying Instrument subject to the option (or, in the case of an option on an index, owns securities whose price changes are expected to be similar to those of the underlying index), (ii) the Fund has an absolute and immediate right to acquire the Underlying Instrument without additional cash consideration (or for additional cash consideration so long as the Fund segregates such additional cash amount) upon conversion or exchange of other securities in its portfolio, (iii) the Fund enters into an offsetting forward contract and/or purchases an offsetting option or any other option that, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position, or (iv) the Fund segregates assets with an aggregate value equal to the exercise price of the option.

A Fund would typically write a call option to generate income from the option premium and/or in anticipation of a decrease, or only a limited increase (i.e., an increase that is less than the option premium received by the Fund in writing the option), in the market value of the Underlying Instrument. In writing a call option, however, the Fund would not profit if the market value of the Underlying Instrument increases to an amount that exceeds the sum of the exercise price plus the premium received by the Fund. Also, the Fund cannot sell the Underlying Instrument while the option is in effect unless the Fund enters into a closing purchase transaction. A closing purchase transaction cancels out the Fund's position as option writer by means of an offsetting purchase of an identical option prior to the expiration or exercise of the option it has written.

Put Options. A put option gives the holder the right to sell the Underlying Instrument at the exercise price for a fixed period of time. A Fund would typically purchase a put option in anticipation of a decline in market values of securities. This limits the Fund's potential for loss in the event that the market value of the Underlying Instrument falls below the exercise price.

Each Fund is also permitted to write covered put options on the securities or instruments in which it may invest. In order for a put option to be covered, the Fund must have at least one of the following in place with respect to the option and for so long as the option is outstanding: (i) the Fund enters into an offsetting forward contract and/or purchases an offsetting option or any other option that, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position or (ii) the Fund segregates assets or cash with an aggregate value equal to the exercise price of the option.

A Fund would typically write a put option on an Underlying Instrument to generate income from premiums and in anticipation of an increase or only a limited decrease in the value of the Underlying Instrument. However, as writer of the put and in return for the option premium, the Fund takes the risk that it may be required to purchase the Underlying Instrument at a price in excess of its market value at the time of purchase. Because the purchaser may exercise its right under the option contract at any time during the option period, the Fund has no control over when it may be required to purchase the Underlying Instrument unless it enters into a closing purchase transaction.

Collars and Straddles. Certain Funds may employ collars, which are options strategies in which a call with an exercise price greater than the price of the Underlying Instrument (an "out-of-the-money call") is sold and an in-the-money put (where the exercise price is again above the price of the Underlying Instrument) is purchased, to preserve a certain return within a predetermined range of values. Certain Funds are also permitted to write covered straddles consisting of a combination of a call and a put written on the same Underlying Instrument. A straddle is covered when sufficient assets are deposited to meet a Fund's immediate obligations. A Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such cases, the Funds will also segregate or designate on their books liquid assets equivalent to the amount, if any, by which the put is "in the money."

Options on Indices. Certain Funds are permitted to invest in options on any index made up of securities or other instruments in which a Fund itself may invest. Options on indices are similar to options on securities except that index options are always cash settled, which means that upon exercise of the option the holder receives cash equal to the difference between the closing price of the index and the exercise price of the option times a specified multiple that determines the total monetary value for each point of such difference. As with other written options, all index options written by a Fund must be covered.

Risks Associated with Options. There are several risks associated with options transactions. For example, there are significant differences between the options market and the securities markets that could result in imperfect correlation between the two markets. Such imperfect correlation could then cause a given transaction to fail to achieve its objectives. Options are also subject to the risks of an illiquid secondary market, whether those options are traded over-the-counter or on a national securities exchange. There can be no assurance that a liquid secondary market on an options exchange will exist for any particular exchange-traded option at any particular time. If a Fund is unable to effect a closing purchase transaction with respect to options it has written, the Fund will not be able to sell the Underlying Instruments or dispose of the segregated assets used to cover the options until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and would incur transaction costs upon the purchase or sale of the Underlying Instruments. Moreover, a Fund's ability to engage in options transactions may be limited by tax considerations and other legal considerations.

The presence of a liquid secondary market on an options exchange may dry up for any or all of the following reasons: (i) there may be insufficient trading interest in certain options; (ii) the exchange may impose restrictions on opening or closing transactions or both; (iii) the exchange may halt or suspend trading, or impose other restrictions, on particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal exchange operations; (v) the facilities of the exchange or its related clearing corporation may at times be inadequate to handle trading volume; and/or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or particular classes or series of options), in which event the secondary market on that exchange (or in such classes or series of options) would cease to exist. However, if the secondary market on an exchange ceases to exist, it would be expected (though it cannot be guaranteed) that outstanding options on that exchange, if any, that had been issued as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

A Fund's options transactions will also be subject to limitations, established by exchanges, boards of trade or other trading facilities, governing the maximum number of options in each class that may be written or purchased by any single investor or a group in investors acting in concert. As such, the number of options any single Fund can write or purchase may be affected by options already written or purchased by other Hartford Funds. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits and/or impose sanctions. Also, the hours of trading for options may not conform to the hours during which the Underlying Instruments are traded. To the extent that the options markets close before the markets for the Underlying Instruments, significant price movements can take place in the underlying markets that would not be reflected in the options markets.

OTC options implicate additional liquidity and credit risks. Unlike exchange-listed options, where an intermediary or clearing corporation assures that the options transactions are properly executed, the responsibility for performing OTC options transactions rests solely on the writer and holder of those options. See "Additional Risk Factors and Considerations of OTC Transactions" below.

The writing and purchase of options is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends on the sub-adviser's ability to predict correctly future price fluctuations and the degree of correlation between the options and securities markets. See "Risk Factors in Derivative Instruments" below.

Additional Risk Associated with Options on Indices. The writer's payment obligation under an index option (which is a cash-settled option) usually equals a multiple of the difference between the exercise price, which was set at initiation of the option, and the closing index level on the date the option is exercised. As such, index options implicate a "timing risk" that the value of the underlying index will change between the time the option is exercised by the option holder and the time the obligation thereunder is settled in cash by the option writer.

Futures Contracts and Options on Futures Contracts

A futures contract, which is a type of derivative, is a standardized, exchange-traded contract that obligates the purchaser to take delivery, and the seller to make delivery, of a specified quantity of an Underlying Instrument at a specified price and specified future time. The Funds are generally permitted to invest in futures contracts and options on futures contracts with respect to, but not limited to, equity and debt securities and foreign currencies, aggregates of equity and debt securities (aggregates are composites of equity or debt securities that are not tied to a commonly known index), interest rates, indices, commodities and other financial instruments.

No price is paid upon entering into a futures contract. Rather, when a Fund purchases or sells a futures contract it is required to post margin ("initial margin") with the futures commission merchant ("FCM") executing the transaction. The margin required for a futures contract is usually less than ten percent of the contract value, but it is set by the exchange on which the contract is traded and may by modified during the term of the contract. Subsequent payments, known as "variation margin," to and from the FCM, will then be made daily as the currency, financial instrument or securities index underlying the futures contract fluctuates (a process known as "marking to market"). If a Fund has insufficient cash available to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous. Futures involve substantial leverage risk.

An option on a futures contract ("futures option") gives the option holder the right (but not the obligation) to buy or sell its position in the underlying futures contract at a specified price on or before a specified expiration date. As with a futures contract itself, a Fund is required to deposit and maintain margin with respect to futures options it writes. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option and other futures positions held by the Fund.

The sale of a futures contract limits a Fund's risk of loss, prior to the futures contract's expiration date, from a decline in the market value of portfolio holdings correlated with the futures contract. In the event the market values of the portfolio holdings correlated with the futures contract increase rather than decrease, however, a Fund will realize a loss on the futures position and a lower return on the portfolio than would have been realized without the purchase of the futures contract.

Positions taken in the futures markets are usually not held to maturity but instead liquidated through offsetting transactions that may result in a profit or loss. While the Fund's futures contracts will usually be liquidated in this manner, a Fund may instead make or take delivery of the Underlying Instrument whenever it appears economically advantageous to do so.

A Fund is permitted to enter into a variety of futures contracts, including interest rate futures, index futures, currency futures and commodity futures, and options on such futures contracts. A Fund may also invest in instruments that have characteristics similar to futures contracts, such as debt securities with interest or principal payments determined by reference to the value of a security, an index of securities or a commodity or currency at a future point in time. The risks of such investments reflect the risks of investing in futures and derivatives generally, including volatility and illiquidity.

Risks Associated with Futures and Futures Options. The primary risks associated with the use of futures contracts and options are: (a) imperfect correlation between the change in market value of instruments held by a Fund and the price of the futures contract or option; (b) the possible lack of an active market for a futures contract or option, or the lack of a liquid secondary market for a futures option, and the resulting inability to close the futures contract or option when desired; (c) losses, which are potentially unlimited, caused by unanticipated market movements; (d) the sub-adviser's failure to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance in its obligations. Futures contracts and futures options also involve brokerage costs, require margin deposits and, in the case of contracts and options obligating a Fund to purchase securities or currencies, require the fund to segregate assets to cover such contracts and options. Moreover, futures are inherently volatile, and a Fund's ability to engage in futures transactions may be limited by tax considerations and other legal considerations.

Additional Considerations of Commodity Futures Contracts. In addition to the risks described above, there are several additional risks associated with transactions in commodity futures contracts. In particular, the costs to store underlying physical commodities are reflected in the price of a commodity futures contract. To the extent that storage costs for an underlying commodity change while a Fund is invested in futures contracts on that commodity, the value of the futures contract may change proportionately. Further, the commodities that underlie commodity futures contracts may be subject to additional economic and non-economic variables, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments and may be subject to broad price fluctuations.

Other Considerations Related to Options and Futures Options. Futures contracts are considered to be commodity contracts. Each Company, on behalf of the Funds, has filed with the National Futures Association a notice claiming an exclusion from the definition of the term "commodity pool operator" ("CPO") under the Commodity Exchange Act, as amended, and the rules of the Commodity Futures Trading Commission promulgated thereunder, with respect to the Funds' operations. As a result, the Funds are not subject to registration or regulation as a CPO.

Each Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended, (the "Code") for maintaining its qualification as a regulated investment company for U.S. federal income tax purposes.

Swap Agreements and Swaptions

A swap agreement, or a swap, is a type of derivative instrument. Swap agreements are entered into for periods ranging from a few weeks to more than one year. In a standard swap, two parties exchange the returns (or differentials in rates of return) earned or realized on an Underlying Instrument. The gross returns to be exchanged (or "swapped") between the parties are calculated with respect to a "notional amount," which is a predetermined dollar principal that represents the hypothetical underlying quantity upon which the parties' payment obligations are computed. The notional amount may be, among other things, a specific dollar amount invested, for example, at a particular interest rate, in a particular foreign currency or in a "basket" of securities or commodities that represents a particular index. The notional amount itself normally is not exchanged between the parties, but rather it serves as a reference amount from which to calculate the parties' obligations under the swap.

A Fund will usually enter into swap agreements on a "net basis," which means that the two payment streams are netted out with each party receiving or paying, as the case may be, only the net amount of the payments. A Fund's obligations under a swap agreement are generally accrued daily (offset against any amounts owing to the Fund), and accrued but unpaid net amounts owed to a counterparty are covered by segregating liquid assets, marked to market daily, to avoid leveraging the Fund's portfolio. If a Fund enters into a swap on other than a net basis, the Fund will segregate the full amount of its obligations under such swap. A Fund may enter into swaps, caps, collars, floors and related instruments with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the applicable sub-adviser to be creditworthy. If a default occurs by the other party to such transaction, a Fund will have contractual remedies under the transaction documents, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor.

A Fund may engage in a wide variety of swap transactions, including, but not limited to, credit- and event-linked swaps, interest rate swaps, swaps on specific securities or indices, swaps on rates (such as mortgage prepayment rates) and other types of swaps, such as caps, collars, and floors. In addition, to the extent a Fund is permitted to invest in foreign currency-denominated securities, it may invest in currency swaps. A Fund may also enter into options on swap agreements ("swaptions"). Depending on how they are used, swap agreements may increase or decrease the overall volatility of a Fund's investments and its share price and yield. The sections below describe certain swap arrangements and related techniques that the Funds may use.

Interest Rate Swaps, Caps, Floors and Collars. An interest rate swap is an OTC contract in which the parties exchange interest rate exposures (e.g., exchange floating rate payments for fixed rate payments or vice versa). For example, a $10 million

LIBOR swap requires one party to pay the equivalent of the London Interbank Offered Rate of Interest (which fluctuates) on the $10 million principal amount in exchange for the right to receive from the other party the equivalent of a stated fixed rate of interest on the $10 million principal amount.

Among other techniques, a Fund may use interest rate swaps to hedge interest rate and duration risk on fixed-income securities or portfolios, which can be particularly sensitive to interest rate changes. Duration measures the sensitivity in prices of fixed-income securities to changes in interest rates; the duration of a portfolio or basket of bonds is the weighted average of the individual component durations. Longer maturity bonds typically have a longer duration than shorter maturity bonds and, therefore, higher sensitivity to interest rate changes. In an environment where interest rates are expected to rise, a Fund may use interest rate swaps to hedge interest rate and duration risk across a portfolio at particular duration points (such as two-, five- and 10- year duration points).

A Fund may also purchase or sell interest rate caps or floors. In a typical interest rate cap, the buyer receives payments from the seller to the extent that a specified interest rate exceeds a predetermined level. In a typical interest rate floor, the buyer receives payments from the seller to the extent that a specified interest rate falls below a predetermined level. An interest rate collar combines elements of purchasing a cap and selling a floor and is usually employed to preserve a certain return within a predetermined range of values.

Commodity Swaps. A commodity swap agreement is a contract in which one party agrees to make periodic payments to another party based on the change in market value of a commodity-based Underlying Instrument (such as a specific commodity or commodity index) in return for periodic payments based on a fixed or variable interest rate or the total return from another commodity-based Underlying Instrument. In a total return commodity swap, a Fund receives the price appreciation of a commodity index, a portion of a commodity index or a single commodity in exchange for paying an agreed-upon fee. As with other types of swap agreements, if the commodity swap lasts for a finite period of time, the swap may be structured such that the Fund pays a single fixed fee established at the outset of the swap. However, if the term of the commodity swap is ongoing, with interim swap payments, the Fund may pay a variable or "floating" fee. Such a variable fee may be pegged to a base rate, such as LIBOR, and is adjusted at specific intervals. As such, if interest rates increase over the term of the swap contract, the Fund may be required to pay a higher fee at each swap reset date.

Currency Swaps. A currency swap agreement is a contract in which two parties exchange one currency (e.g., U.S. dollars) for another currency (e.g., Japanese yen) on a specified schedule. The currency exchange obligations under currency swaps could be either interest payments calculated on the notional amount or payments of the entire notional amount (or a combination of both). Funds may engage in currency swap agreements as a tool to protect against uncertainty and fluctuations in foreign exchange rates in the purchase and sale of securities. However, the use of currency swap agreements does not eliminate, or even always mitigate, potential losses arising from fluctuations in exchange rates. In the case of currency swaps that involve the delivery of the entire notional amount of currency in exchange for another currency, the entire notional principal of the currency swap is subject to the risk that the counterparty will default on its contractual delivery obligations.

Credit Default Swaps. A credit default swap ("CDS") is an agreement between two parties whereby one party (the "protection buyer") makes an up-front payment or a stream of periodic payments over the term of the CDS to the other party (the "protection seller"), provided generally that no event of default or other credit-related event (a "credit event") with respect to an Underlying Instrument occurs. In return, the protection seller agrees to make a payment to the protection buyer if a credit event does occur with respect to the Underlying Instrument. The CDS market allows a Fund to manage credit risk through buying and selling credit protection on a specific issuer, asset or basket of assets. Credit default swaps typically last between six months and three years, provided that no credit event occurs. Credit default swaps may be physically settled or cash settled.

A Fund may be either the protection buyer or the protection seller in a CDS. A Fund generally will not buy protection on issuers that are not currently held by that particular Fund. However, a Fund may engage in credit default swap trades on single names, indices and baskets to manage asset class exposure and to capitalize on spread differentials in instances where there is not complete overlap between such Fund's holdings or exposures and the reference entities in the credit default swap. If the Fund is the protection buyer and no credit event occurs, the Fund loses its entire investment in the CDS (i.e., an amount equal to the aggregate amount of payments made by the Fund to the protection seller over the term of the CDS). However, if a credit event does occur, the Fund (as protection buyer), will deliver the Underlying Instrument to the protection seller and is entitled to a payment from the protection seller equal to the full notional value of the Underlying Instrument, even though the Underlying Instrument at that time may have little or no value. If the Fund is the protection seller and no credit event occurs, the Fund receives a fixed income throughout the term of the CDS (or an up-front payment at the beginning of the term of the CDS) in the form of payments from the protection buyer. However, if the Fund is the protection seller and a credit event occurs, the Fund is obligated to pay the protection buyer the full notional value of the Underlying Instrument in return for the Underlying Instrument (which may at that time be of little or no value).

A Fund may also invest in the Dow Jones CDX ("CDX"), which is a family of indices that track credit derivative indices in various countries around the world. The CDX provides investors with exposure to specific reference baskets of issuers of bonds or loans in certain segments, such as North American investment grade credit derivatives or emerging markets. CDX reference baskets are generally priced daily and rebalanced every six months in conjunction with leading market makers in the credit industry. While investing in CDXs increases the universe of bonds and loans to which a Fund is exposed, such investments entail risks that are not typically associated with investments in other debt instruments (rather, they entail risks more associated with derivative instruments). The liquidity of the market for CDXs is also subject to liquidity in the secured loan and credit derivatives markets.

Total return swaps, asset swaps, inflation swaps and similar instruments. A Fund may enter into total return swaps, assets swaps, inflation swaps and other types of swap agreements. In a total return swap, the parties exchange the total return (i.e., interest payments plus any capital gains or losses) of an Underlying Instrument (or basket of such instruments) for the proceeds of another Underlying Instrument (or basket of such instruments). Asset swaps combine an interest rate swap with a bond and are generally used to alter the cash flow characteristics of the Underlying Instrument. For example, the parties may exchange a fixed investment, such as a bond with guaranteed coupon payments, for a floating investment like an index. Inflation swaps are generally used to transfer inflation risk. See "Inflation-Linked Instruments" herein.

Swaptions. A Fund may also enter into swap options, or "swaptions." A swaption is a contract that gives one party the right (but not the obligation), in return for payment of the option premium, to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement at some designated future time and on specified terms. A Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, a Fund will generally incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When a Fund purchases a swaption, it risks losing only the option premium it paid should it decide not to exercise the option. When a Fund writes a swaption, however, it is obligated according to the terms of the underlying agreement if the option holder exercises the option.

Asset Segregation. As investment companies registered with the SEC, the Funds must "set aside" (often referred to as "asset segregation") liquid assets, or engage in other SEC- or staff-approved measures to "cover" open positions with respect to certain kinds of derivatives. In the case of swaps that do not cash settle, for example, a Fund must set aside liquid assets equal to the full notional value of the swaps while the positions are open. With respect to swaps that do cash settle, however, a Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligations (i.e., the Fund's daily net liability) under the swaps, if any, rather than their full notional value. Each Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time articulated by the SEC or its staff regarding asset segregation. By setting aside assets equal only to its net obligations under cash-settled swaps, a Fund will have the ability to employ leverage to a greater extent that if the Fund were required to segregate assets equal to the full notional amount of the swaps.

Risks Associated with Swaps and Swaptions. Investing in swaps and swaptions, and utilizing these and related techniques in managing a Fund portfolio, are highly specialized activities that involve investment techniques and risks different from those associated with ordinary portfolio transactions. These investments involve significant risk of loss. Whether a Fund's use of swaps will be successful in furthering its investment objective will depend on the sub-adviser's ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. If a sub-adviser is incorrect in its forecast of market values, the sub-adviser's utilization of swap arrangements and related techniques could negatively impact the Fund's performance.

The swaps market is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect a Fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements. Also, certain restrictions imposed by the Code may limit the Fund's ability to use swap agreements.

If the creditworthiness of a Fund's swap counterparty declines, it becomes more likely that the counterparty will fail to meet its obligations under the contract, and consequently the Fund will suffer losses. Although there can be no assurance that a Fund will be able to do so, a Fund may be able to reduce or eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or another creditworthy party. However, a Fund may have limited ability to eliminate its exposure under a credit default swap if the credit of the reference entity or underlying asset has declined. There can be no assurance that a Fund will be able to enter into swap transactions at prices or on terms the applicable sub-adviser believes are advantageous to such Fund. In addition, although the terms of swaps, caps, collars and floors may provide for termination, there can be no assurance that a Fund will be able to terminate a swap or to sell or offset caps, collars or floors that it has purchased. Investing in swaps and related techniques involves the risks associated with investments in derivative instruments. Please see "Risk Factors in Derivative Instruments" and "Additional Risk Factors in OTC Transactions" below.

Inflation-Linked Instruments

Certain Funds are permitted to invest in a variety of inflation-linked instruments, such as inflation-indexed securities and inflation-linked derivatives, to manage inflation risk or to obtain inflation exposure. Inflation — a general rise in the prices of goods and services — is measured by inflation indices like the Consumer Price Index (CPI), which is calculated monthly by the U.S. Bureau of Labor Statistics, and the Retail Prices Index (RPI), which is calculated by U.K. Office for National Statistics. The CPI is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy.

Inflation-linked derivatives are derivative instruments that tie payments to an inflation index. Currently, most inflation derivatives are in the form of inflation swaps, such as CPI swaps. A CPI swap is a fixed-maturity, over-the-counter derivative where one party pays a fixed rate in exchange for payments tied to the CPI. The fixed rate, which is set by the parties at the initiation of the swap, is often referred to as the "breakeven inflation" rate and generally represents the current difference between treasury yields and TIPS yields of similar maturities at the initiation of the swap agreement. CPI swaps are typically designated as "zero coupon," where all cash flows are exchanged at maturity. The value of a CPI swap is expected to fluctuate in response to changes in the relationship between nominal interest rates and the rate of inflation, as measured by the CPI. A CPI swap can lose value if the realized rate of inflation over the life of the swap is less than the fixed market implied inflation rate (the breakeven inflation rate) the investor agreed to pay at the initiation of the swap.

Other types of inflation derivatives include inflation options and futures. There can be no assurance that the CPI, or any foreign inflation index, will accurately measure the rate of inflation in the prices of consumer goods and services. Further, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States. Moreover, inflation-linked instruments are subject to the risks inherent in derivative transactions generally. See "Risk Factors in Derivative Instruments" herein. The market for inflation-linked instruments is still developing. Each sub-adviser reserves the right to use the instruments discussed above and similar instruments that may be available in the future.

Hybrid Instruments

A hybrid instrument is an interest in an issuer that combines the characteristics of an equity security, a debt security, a commodity and/or a derivative. For example, an oil company might issue a commodity-linked bond that pays a fixed level of interest plus additional interest that accrues in correlation with the extent to which oil prices exceed a certain predetermined level. This is a hybrid instrument combining a bond with an option on oil.

Depending on the types and terms of hybrid instruments, they present risks that may be similar to, different from or greater than those associated with traditional investments with similar characteristics. Hybrid instruments are potentially more volatile than traditional investments and, depending on the structure of the particular hybrid, may expose the Fund to additional leverage and liquidity risks. Moreover, the purchase of hybrids exposes a Fund to the credit risk of the issuers of the hybrids. Described below are certain hybrid instruments the Funds may use in seeking to achieve their investment objectives. Each sub-adviser reserves the right to use the instruments mentioned below and similar instruments that may be available in the future.

Credit-Linked Securities. Credit-linked securities are issued by a limited purpose trust or other vehicle that, in turn, invests in a basket of derivative instruments, such as credit default swaps, interest rate swaps and other securities. Investments in credit-linked securities normally consist of the right to receive periodic payments during the term and payment of principal at the end of the term. However, these payments depend on the issuer's own investments in derivative instruments and are, accordingly, subject to the risks associated with derivative instruments, which include volatility, illiquidity and counterparty risk.

Indexed Securities and Structured Notes. Indexed securities are derivative securities the interest rate or principal of which is determined by an unrelated indicator (e.g., a currency, security, commodity or index). Structured notes are debt indexed securities. Indexed securities implicate a high degree of leverage, which magnifies the potential for gain and the risk of loss, when they include a multiplier that multiplies the indexed element by a specific factor.

Structured notes and indexed securities can be very volatile investments because, depending on how they are structured, their value may either increase or decrease in response to the value of the Underlying Instruments. The terms of these securities may also provide that in some instances no principal is due at maturity, which may result in a loss of invested capital. These instruments also may entail a greater degree of market risk than other types of securities because the investor bears the risk not only of the instrument but also of the unrelated indicator. Indexed securities may involve significant credit risk and liquidity risk and, as with other sophisticated strategies, a Fund's use of these instruments may not work as intended.

Event-Linked Bonds. Certain Funds may invest in "event-linked bonds" (or "catastrophe bonds"). The event-linked bond market is a growing sector of the global fixed income market that provides investors with high return potentials in exchange for taking on "event risk," such as the risk of a major hurricane, earthquake or pandemic. If such trigger event occurs, a Fund may lose a portion or its entire principal invested in the bond. Some event-linked bonds provide for an extension of maturity to process and audit loss claims if a trigger has, or possibly has, occurred. Such extension may increase volatility. Event-linked bonds may also expose a fund to other unanticipated risks including credit risk, counterparty risk, liquidity risk, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Event-linked bonds are subject to the risks inherent in derivative transactions. See "Derivative Instruments — Risks Factors in Derivative Instruments" above.

Foreign Currency Transactions

All Funds that are permitted to invest in foreign currency-denominated securities also may purchase and sell foreign currency options and foreign currency futures contracts and futures options, and they may engage in foreign currency transactions either on a spot (cash) basis at prevailing currency exchange rates or through forward currency contracts. The Funds may engage in these transactions to hedge, directly or indirectly, against currency fluctuations, for other investment purposes and, with respect to certain Funds, to seek to enhance returns. A Fund may enter into currency transactions only with counterparties that a sub-adviser deems to be creditworthy. Certain of the foreign currency transactions the Funds may use are described below.

Forward Currency Contracts. Certain Funds may enter into forward currency contracts ("forwards") in connection with settling purchases or sales of securities, to hedge the currency exposure associated with some or all of the Fund's investments or as part of its investment strategy. Forwards are OTC contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a set price on a future date. The market value of a forward fluctuates with changes in foreign currency exchange rates. Forwards are marked to market daily based upon foreign currency exchange rates from an independent pricing service, and the change in value is recorded as unrealized appreciation or depreciation. A Fund will record a realized gain or loss when the forward is closed. Forwards are highly volatile, involve substantial currency risk and may also involve credit and liquidity risks.

A Fund may use a forward in a "settlement hedge," or "transaction hedge," to lock in the U.S. dollar price on the purchase or sale of securities denominated in a foreign currency between the time when the security is purchased or sold and the time at which payment is received. Forward contracts on foreign currency may also be used by a Fund in anticipation generally of the Fund's making investments denominated in a foreign currency, even if the specific investments have not yet been selected by the sub-adviser.

In a "position hedge," the Fund uses a forward to hedge against a decline in the value of existing investments denominated in foreign currency. For example, a Fund may enter into a forward contract to sell Japanese yen in return for U.S. dollars in order to hedge against a possible decline in the yen's value. Position hedges tend to offset both positive and negative currency fluctuations. Alternately, the Fund could hedge its position by selling another currency expected to perform similarly to the Japanese yen. This is called a "proxy hedge" and may offer advantages in terms of cost, yield or efficiency. However, proxy hedges may result in losses if the currency used to hedge does not move in tandem with the currency in which the hedged securities are denominated.

The Funds may also engage in cross-hedging by entering into forward contracts in one currency against a different currency. Cross-hedging may be used to limit or increase exposure to a particular currency or to establish active exposure to the exchange rate between the two currencies.

Currency Swaps, Options and Futures. In order to protect against currency fluctuations and for other investment purposes, the Funds may enter into currency swaps, options and futures. See "Swap Agreements and Swaptions — Currency Swaps," "Options Contracts," and "Futures Contracts and Options on Futures Contracts" herein.

Additional Risks Associated with Foreign Currency Transactions.

It is extremely difficult to forecast currency market movements, and whether any hedging or other investment strategy will be successful is highly uncertain. Further, it is impossible to forecast with precision the market value of portfolio securities at the expiration of a foreign currency forward. Therefore, a Fund may be required to buy or sell additional currency on the spot market (and bear the expense of such transaction) if the sub-adviser's predictions regarding the movement of foreign currency or securities markets prove inaccurate. To the extent a Fund hedges against anticipated currency movements that do not occur, the Fund may realize losses and decrease its total return as a result of its hedging transactions. It is impossible to hedge fully or perfectly against the effects of currency fluctuations on the value of non-U.S. securities because currency movements impact the value of different securities in differing degrees.

A Fund may buy or sell foreign currency options either on exchanges or in the OTC market. Foreign currency transactions on foreign exchanges may not be regulated to the same extent as similar transactions in the United States, may not involve a clearing mechanism and related guarantees and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in a Fund's ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) lesser trading volume. Foreign currency transactions are also subject to the risks inherent in investments in foreign markets. Please see "Foreign Investments" below.

Risk Factors in Derivative Instruments

Derivatives are volatile and involve significant risks, including:

Correlation Risk — the risk that changes in the value of a derivative instrument will not match the changes in the value of the Fund holdings that are being hedged.

Counterparty Risk — the risk that the counterparty to an OTC derivatives contract or a borrower of a Fund's securities may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise to honor its obligations.

Credit Risk — the risk that the issuer of a security will not be able to make timely principal and interest payments. Changes in an issuer's credit rating or the market's perception of an issuer's creditworthiness may affect the value of a Fund's investment in and/or exposure to that issuer. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation.

Currency Risk — the risk that changes in the exchange rate between currencies will adversely affect the value (in U.S. dollar terms) of an investment.

Index Risk — in respect of index-linked derivatives, the risks associated with changes in the underlying indices. If an underlying index changes, a Fund may receive lower interest payments or experience a reduction in the value of the derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction from the reference index), may create leverage to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

Interest Rate Risk — the risk that the value of an investment may decrease when interest rates rise because when interest rates rise, the prices of bonds and fixed rate loans fall. Generally, the longer the maturity of a bond or fixed rate loan, the more sensitive it is to this risk (interest rate risk is commonly measured by a fixed income investment's duration). Falling interest rates also create the potential for a decline in a Fund's income.

Leverage Risk — the risk associated with certain types of investments or trading strategies (for example, borrowing money to increase the amount being invested) that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that substantially exceed the amount originally invested.

Liquidity Risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like to sell them or at the price the seller believes the security is currently worth.

The potential loss on derivative instruments may be substantial relative to the initial investment therein. A Fund incurs transaction costs in opening and closing positions in derivative instruments. There can be no assurance that the use of derivative instruments will be advantageous. In addition, to the extent that a Fund invests in commodity-linked derivatives, such Fund may be considered a "commodity pool" under the Commodity Exchange Act, as amended, and the rules and regulations of the Commodity Futures Trading Commission ("CFTC") promulgated thereunder. However, none of the Companies, the adviser or any sub-adviser will be subject to registration or regulation as a commodity pool operator with respect to a Fund, as a result of certain exemptions from registration available to them pursuant to applicable CFTC rules.

Additional Risk Factors and Considerations of OTC Transactions

Certain derivatives traded in OTC markets, including swaps, OTC options and indexed securities, involve substantial liquidity risk. This risk may be increased in times of financial stress if the trading market for OTC derivatives contracts or otherwise becomes restricted. The absence of liquidity may make it difficult or impossible for a Fund to ascertain a market value for such instruments and/or to sell them promptly and at an acceptable price.

Because derivatives traded in OTC markets are not guaranteed by an exchange or clearing corporation and generally do not require payment of margin, to the extent that a Fund has unrealized gains in such instruments or has deposited collateral with its counterparty, the Fund is at risk that its counterparty will become bankrupt or otherwise fail to honor its obligations. The counterparty's failure to honor its obligations would result in the loss of any premium paid by a Fund as well as the loss of any expected benefit of the transaction. In addition, closing transactions can be made for OTC options only by negotiating directly with the counterparty or effecting a transaction in the secondary market (if any such market exists). There can be no assurance that a

Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, a Fund might be unable to close out an OTC option at any time prior to its expiration, if at all.

DIVIDEND PAYING SECURITY INVESTMENT RISK. Securities that pay high dividends as a group can fall out of favor with the market, causing a Fund to underperform funds that do not focus on dividends. A Fund's focus on dividend yielding investments may cause the Fund's share price and total return to fluctuate more than the share price and total return of funds that do not focus their investments on dividend paying securities. Also, changes in the dividend policies of companies in which a Fund invests and the capital resources available at such companies for such payments may affect income paid to the Fund.

DOLLAR ROLLS. In connection with their ability to purchase securities on a when-issued or forward commitment basis, certain of the Funds may enter into "dollar rolls" in which a Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. The Funds give up the right to receive principal and interest paid on the securities sold. However, a Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase plus any fee income received. Unless such benefits exceed the income and capital appreciation that would have been realized on the securities sold as part of the dollar roll, the use of this technique will diminish the investment performance of the Fund compared with what such performance would have been without the use of dollar rolls. The benefits derived from the use of dollar rolls may depend, among other things, upon the ability of a sub-adviser, as appropriate, to predict interest rates correctly. There is no assurance that dollar rolls can be successfully employed. In addition, the use of dollar rolls by a Fund while remaining substantially fully invested increases the amount of a Fund's assets that are subject to market risk to an amount that is greater than such Fund's net asset value, which could result in increased volatility of the price of such Fund's shares. Further, entering into dollar rolls involves potential risks that are different from those related to the securities underlying the transactions. For example, if the counterparty becomes insolvent, a Fund's right to purchase from the counterparty may be restricted. Also, the value of the underlying security may change adversely before a Fund is able to purchase it, or a Fund may be required to purchase securities in connection with a dollar roll at a higher price than may be otherwise available on the open market. Further, because the counterparty may deliver a similar, but not identical, security, a Fund may be required to buy a security under the dollar roll that may be of less value than an identical security would have been.

ETFs. ETFs are registered investment companies that trade their shares on stock exchanges (such as the American Stock Exchange and the New York Stock Exchange) at market prices (rather than net asset value) and only are redeemable from the fund itself in large increments or in exchange for baskets of securities. As an exchange traded security, an ETF's shares are priced continuously and trade throughout the day. ETFs may track a securities index, a particular market sector, a particular segment of a securities index or market sector, or they may be actively managed. An investment in an ETF generally implicates the following risks: (i) the same primary risks as an investment in a fund that is not exchange-traded that has the same investment objectives, strategies and polices of the ETF; (ii) the risk that the ETF may fail to accurately track the market segment or index that underlies its investment objective; (iii) price fluctuation, resulting in a loss to the Fund; (iv) the risk that an ETF may trade at a price that is lower than its net asset value; and (v) the risk that an active market for the ETF's shares may not develop or be maintained. Also, a Fund will indirectly pay a proportional share of the asset-based fees of the ETFs in which it invests. ETFs are also subject to specific risks depending on the nature of the ETF, such as liquidity risk, sector risk and foreign and emerging market risk, as well as risks associated with fixed income securities, real estate investments and commodities. An investment in an ETF presents the risk that the ETF may no longer meet the listing requirements of any applicable exchanges on which the ETF is listed. Further, trading in an ETF may be halted if the trading in one or more of the securities held by an ETF is halted. Although expense ratios for ETFs are generally low, frequent trading of ETFs by a Fund can generate brokerage expenses.

Generally, a Fund, other than a fund of funds with respect to the Underlying Funds, will not purchase securities of an investment company (which would include an ETF) if, as a result: (1) more than 10% of the Fund's total assets would be invested in securities of other investment companies; (2) such purchase would result in more than 3% of the total outstanding voting securities of any such investment company being held by the Fund; or (3) more than 5% of the Fund's total assets would be invested in any one such investment company. Many ETFs have obtained exemptive relief from the SEC to permit unaffiliated funds sponsored by other fund families to invest in the ETF's shares beyond the above statutory limitations, subject to certain conditions and pursuant to a contractual arrangement between the ETFs and the investing fund. The Funds may rely on these exemptive orders to invest in ETFs.

EVENT RISK. Event risk is the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers or similar events financed by the issuer's taking on additional debt. As a result of the added debt, the credit quality and market value of a company's bonds and/or other debt securities may decline significantly.

FIXED INCOME SECURITIES. Certain Funds are permitted to invest in fixed income securities including, but not limited to: (1) securities issued or guaranteed as to principal or interest by the U.S. Government, its agencies or instrumentalities; (2) non-convertible debt securities issued or guaranteed by U.S. corporations or other issuers (including foreign issuers); (3) asset-backed securities; (4) mortgage-related securities, including collateralized mortgage obligations ("CMOs"); (5) securities issued or guaranteed as to principal or interest by a foreign issuer, including supranational entities such as development banks, non-U.S. corporations, banks or bank holding companies or other foreign issuers (6) commercial mortgage-backed securities; and (7) other capital securities issued or guaranteed by U.S. corporations or other issuers (including foreign issuers).

FOREIGN INVESTMENTS

Certain Funds may invest in foreign issuers and borrowers, which include: (1) companies organized outside of the United States, including in emerging market countries; (2) foreign sovereign governments and their agencies, authorities, instrumentalities and political subdivisions, including foreign states, provinces or municipalities; and (3) issuers and borrowers whose economic fortunes and risks are primarily linked with markets outside the United States. These securities may be denominated or quoted in, or pay income in, U.S. dollars or in a foreign currency. Certain companies organized outside the United States may not be deemed to be foreign issuers or borrowers if the issuer's or borrower's economic fortunes and risks are primarily linked with U.S. markets.

Investing in securities of foreign issuers and loans to foreign borrowers involves considerations and potential risks not typically associated with investing in obligations issued by U.S. entities. Less information may be available about foreign entities compared with U.S. entities. For example, foreign issuers and borrowers generally are not subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers and borrowers. In addition, prices of foreign securities may fluctuate more than prices of securities traded in the United States. Other potential foreign market risks include difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing favorable legal judgments in foreign courts and political and social conditions, such as diplomatic relations, confiscatory taxation, expropriation, limitation on the removal of funds or assets or imposition of (or change in) exchange control regulations. Legal remedies available to investors in certain foreign countries may be less extensive than those available to investors in the United States or other foreign countries. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of portfolio securities. Any of these actions could severely affect security prices, impair a Fund's ability to purchase or sell foreign securities or transfer the Fund's assets or income back into the United States, or otherwise adversely affect a Fund's operations.

Currency Risk and Exchange Risk. Because foreign securities generally are denominated and pay dividends or interest in foreign currencies, the value of a Fund that invests in foreign securities as measured in U.S. dollars will be affected by changes in exchange rates. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as "currency risk," means that a stronger U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns. Moreover, transaction costs are incurred in connection with conversions between currencies.

Linked Notes. A Fund may invest in debt exchangeable for common stock, debt, currency or equity linked notes and similar linked securities (e.g., zero-strike warrants) ("LNs"), which are derivative securities, typically issued by a financial institution or special purpose entity, the performance of which depends on the performance of a corresponding foreign security or index. Upon redemption or maturity, the principal amount or redemption amount is payable based on the price level of the linked security or index at the time of redemption or maturity, or is exchanged for corresponding shares of common stock. LNs are generally subject to the same risks as direct holdings of securities of foreign issuers and non-dollar securities, including currency risk and the risk that the amount payable at maturity or redemption will be less than the principal amount of a note because the price of the linked security or index has declined. LNs are also subject to counterparty risk, which is the risk that the company issuing the LN may fail to pay the full amount due at maturity or redemption. A Fund may also have difficulty disposing of LNs because there may be restrictions on redemptions and there may be no market or only a thin trading market in such securities.

Settlement Risk. Settlement and clearance procedures in certain foreign markets differ significantly from those in the United States. Foreign settlement procedures and trade regulations may involve certain risks (such as delays in payment for or delivery of securities) not typically generated in the settlement of U.S. investments. Settlements in certain foreign countries at times have not kept pace with the number of securities transactions being undertaken; these problems may make it difficult for a Fund to carry out transactions. If a Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities and certain of its assets may remain uninvested with no return earned thereon for some period. There may also be the danger that, because of uncertainties in the operation of settlement systems in individual markets, competing claims may arise in respect of securities held by or to be transferred to a Fund. Further, compensation schemes may be non-existent, limited or inadequate to meet a Fund's claims in any of these events. In connection with any of these events, and other similar circumstances, a Fund may experience losses because of failures of or defects in settlement systems.

There are additional and magnified risks involved with investments in emerging or developing markets, which may exhibit greater price volatility and risk of principal, have less liquidity and have settlement arrangements that are less efficient than in developed markets. In addition, the economies of emerging market countries generally are heavily dependent on international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. Emerging market economies also have been and may continue to be adversely affected by economic conditions in the countries with which they trade. See "Investments in Emerging Market Securities" below.

FUND OF FUNDS STRUCTURE RISKS. Each fund of funds is exposed to the risks of its Underlying Funds in proportion to the amount of assets the Fund allocates to each Underlying Fund. An investor in a fund of funds indirectly bears fees and expenses charged by the Underlying Funds in addition to the fund of funds' direct fees and expenses. The fund of funds structure could increase or decrease gains and could affect the timing, amount and character of distributions from an Underlying Fund to an investor in that Underlying Fund. Rebalancing Underlying Funds may also increase transaction costs to Underlying Fund investors. Also, management of a fund of funds entails potential conflicts of interest because the fund of funds invests in affiliated Underlying Funds. Certain Underlying Funds are more profitable to the investment adviser and/or its affiliates than others, and the sub-advisers may therefore have an incentive to allocate more of a fund of fund's assets to the more profitable Underlying Funds. To mitigate these conflicts, the sub-advisers have implemented various portfolio reporting and monitoring processes, including the implementation of a conflicts of interest policy overseen by the Funds' Board of Directors. The investment allocation limitations make certain Funds less flexible in their investment strategies than other funds of funds. In addition, with respect to certain Target Retirement Funds, a Fund's asset allocations may not be ideal for all investors with a particular target retirement date and may not effectively increase returns or decrease risk. Prospective investors should consider a number of factors beyond target retirement date when evaluating whether or not to invest in these Funds.

GOVERNMENT INTERVENTION IN FINANCIAL MARKETS. Recent instability in the financial markets led the U.S. Government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility and, in some cases, a lack of liquidity. Federal, state, and other governments, their regulatory agencies or self regulatory organizations may in future take actions that affect the regulation of the instruments in which a Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Funds themselves are regulated. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") provides for widespread regulation of financial institutions, consumer financial products and services, broker-dealers, over-the-counter derivatives, investment advisers, credit rating agencies and mortgage lending, which expands federal oversight in the financial sector and may affect the investment management industry as a whole. The Dodd-Frank Act leaves many issues to be resolved by regulatory studies and rulemakings, and in some cases further remedial legislation, by deferring their resolution to a future date. This legislation, as well as additional legislation and regulatory changes that may be enacted in the future, could change the fund industry as a whole and limit or preclude a Fund's ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of a Fund's portfolio holdings. Furthermore, volatile financial markets can expose the Funds to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Funds. The Funds have established procedures to assess the liquidity of portfolio holdings and to value instruments for which market prices may not be readily available. HIFSCO and the sub-advisers will monitor developments and seek to manage the Funds in a manner consistent with achieving each Fund's investment objective, but there can be no assurance that they will be successful in doing so.

GROWTH ORIENTATION RISK. The price of a growth company's stock may decrease, or may not increase to the level anticipated by the sub-adviser. In addition, growth stocks may be more volatile than other stocks because they are more sensitive to investors' perceptions of the issuing company's growth potential. Also, the growth investing style may over time go in and out of favor. During times when the investing style used by a Fund is out of favor, the Fund may underperform other equity funds that use different investing styles.

HEALTHCARE-RELATED SECURITIES RISK. Many healthcare-related companies are smaller and less seasoned than companies in other sectors. Healthcare-related companies may also be strongly affected by scientific or technological developments, and their products may quickly become obsolete. Further, many healthcare-related companies offer products and services that are subject to governmental regulation and may be adversely affected by changes in governmental policies or laws. A number of legislative proposals concerning healthcare have been introduced, considered or adopted by the U.S. Congress in recent years. These span a wide range of topics, including cost control, national health insurance, incentives for compensation in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and the promotion of prepaid healthcare plans. A Fund cannot predict what proposals will be enacted or what effect they may have on healthcare-related companies.

HIGH YIELD SECURITIES ("JUNK BONDS"). Any security or loan with a long-term credit rating of "Ba" or lower by Moody's, "BB" or lower by S&P or "BB" or lower by Fitch, as well as any security or loan that is unrated but determined by the applicable sub-adviser to be of comparable quality, is below investment grade.

Securities and bank loans rated below investment grade are commonly referred to as "high yield-high risk debt securities," "junk bonds," "leveraged loans" or "emerging market debt," as the case may be. Each rating category has within it different gradations or sub-categories. For instance the "Ba" rating for Moody's includes "Ba3", "Ba2" and "Ba1". Likewise the S&P and Fitch rating category of "BB" includes "BB+", "BB" and "BB-". If a Fund is authorized to invest in a certain rating category, the Fund is also permitted to invest in any of the sub-categories or gradations within that rating category. Descriptions of the debt securities and bank loans ratings system, including the speculative characteristics attributable to each ratings category, are set forth in Appendix A to this SAI.

Although junk bonds generally pay higher rates of interest than investment grade bonds, junk bonds are high risk investments that may cause income and principal losses for a Fund. Junk bonds may be issued by less creditworthy issuers. Issuers of junk bonds may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of junk bond holders, leaving few or no assets available to repay junk bond holders. Junk bonds are also subject to extreme price fluctuations. Adverse changes in an issuer's industry and general economic conditions may have a greater impact on the prices of junk bonds than on other higher rated fixed income securities. Further, issuers of junk bonds may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments or the unavailability of additional financing.

In addition, junk bonds frequently have redemption features that permit an issuer to repurchase the security before it matures. If an issuer redeems junk bonds owned by a Fund, the Fund may have to invest the proceeds in bonds with lower yields and may lose income. Junk bonds may also be less liquid than higher rated fixed income securities, even under normal economic conditions. Moreover, there are relatively few dealers in the junk bond market, and there may be significant differences among these dealers' price quotes. Because they are less liquid, judgment may play a greater role in valuing these securities than is the case with securities that trade in a more liquid market.

A Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer. The credit rating of a junk bond does not necessarily take into account its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer. These securities and bank loans generally entail greater risk (including the possibility of default or bankruptcy of the issuer), involve greater volatility of price and risk to principal and income and may be less liquid than securities and bank loans in higher rating categories. Securities and bank loans in the highest category below investment grade are considered to be of poor standing and predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. As such, these investments often have reduced values that, in turn, negatively impact the value of the Fund's shares. If a security or bank loan is downgraded to a rating category that does not qualify for investment, the applicable sub-adviser will use its discretion on whether to hold or sell based upon its opinion on the best method to maximize value for shareholders over the long term.

ILLIQUID INVESTMENTS. Each Fund is permitted to invest in illiquid securities or other illiquid investments in an amount up to 15% of its net assets (10% for Inflation Plus Fund and 5% for Money Market Fund). Illiquid investments are ones that may not be sold or disposed of in the ordinary course of business within seven days at approximately the price used for such investments in the determination of a Fund's net asset value. A Fund may not be able to sell illiquid securities or other investments when a sub-adviser considers it desirable to do so or may have to sell such securities or other investments at a price that is lower than the price that could be obtained if the securities or other investments were more liquid. Illiquid securities also may be more difficult to value due to the lack of reliable market quotations for such securities or investments, and investments in them may have an adverse impact on a Fund's net asset value.

Securities and other investments purchased by a Fund that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the security, market events, economic conditions or investor perceptions. Domestic and foreign markets are becoming more and more complex and interrelated such that events in one sector of the market or the economy, or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen. With respect to over-the-counter ("OTC") securities, the continued viability of any OTC secondary market depends on the continued willingness of dealers and other participants to purchase the securities.

If one or more instruments in a Fund's portfolio become illiquid, the Fund may exceed its limit on illiquid instruments. If this occurs, the Fund must take steps to bring the aggregate amount of illiquid instruments back within the prescribed limitations as soon as reasonably practicable. However, this requirement will not force a Fund to liquidate any portfolio instrument where the Fund would suffer a loss on the sale of that instrument.

Where no clear indication of the value of a particular investment is available, the investment will be valued at its fair value according to the valuation procedures approved by the Boards of Directors. These cases include, among others, situations where the secondary markets on which a security has previously been traded are no longer viable for lack of liquidity. The value of illiquid securities may reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists and thus negatively affect a Fund's net asset value.

Under current interpretations of the SEC Staff, the following types of investments in which a Fund may invest are considered illiquid: (i) repurchase agreements maturing in more than seven days; (ii) certain restricted securities (securities whose public resale is subject to legal or contractual restrictions); (iii) option contracts with respect to specific securities, that are not traded on a national securities exchange and not readily marketable; and (iv) any other securities or investments in which a Fund may invest that are not readily marketable.

INDEX STRATEGY RISK. An index fund is not actively "managed," and therefore the adverse performance of a particular stock ordinarily will not result in the elimination of the stock from a Fund's portfolio. The Fund will remain invested in stocks even when stock prices are generally falling.

INDUSTRY CONCENTRATION RISK. A Fund that invests primarily in a small number of business sectors may be exposed to greater liquidity risk and risk of loss should adverse economic developments occur in one of those sectors.

INFLATION PROTECTED DEBT SECURITIES. Certain Funds may invest in inflation-protected debt securities, which are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the security. Most other issuers pay out the inflation accruals as part of a semiannual coupon.

The value of inflation protected securities generally fluctuates in response to changes in real interest rates, which are in turn tied to the relationship between nominal (or stated) interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in the price of an inflation-protected debt security. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in the price of an inflation protected debt security.

Interest payments on inflation protected debt securities will fluctuate as the principal and/or interest is adjusted for inflation and can be unpredictable. The U.S. Treasury only began issuing Treasury inflation protected securities ("TIPS") in 1997, and corporations began issuing corporate inflation protected securities ("CIPS") even more recently. As a result, the market for such securities may be less developed or liquid, and more volatile, than certain other securities markets. Although corporate inflation protected securities with different maturities may be issued in the future, the U.S. Treasury currently issues TIPS in five-year, ten-year and twenty-year maturities, and CIPS are currently issued in five-year, seven-year and ten-year maturities. Repayment of the original security principal upon maturity (as adjusted for inflation) is generally guaranteed in the case of TIPS, even during a period of deflation. However, the current market value of the securities is not guaranteed and will fluctuate. Other inflation related securities, such as CIPS, may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the security repaid at maturity may be less than the original principal.

While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to declines in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the security's inflation measure.

The periodic adjustment of U.S. inflation-protected debt securities is tied to the Consumer Price Index for Urban Consumers ("CPI-U"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is an index of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-protected debt securities issued by a foreign government are generally adjusted to reflect a comparable inflation index calculated by that government. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States.

Any increase in the principal amount of an inflation-protected debt security will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

INITIAL PUBLIC OFFERINGS. The prices of securities purchased in initial public offerings ("IPOs") can be very volatile and/or decline shortly after the IPO. Securities issued in IPOs have no trading history, and information about the issuing companies may be available for only very limited periods. The effect of IPOs on a Fund's performance depends on a variety of factors, including the number of IPOs the Fund invests in relative to the size of the Fund and whether and to what extent a security purchased in an IPO appreciates and depreciates in value.

INTEREST RATE RISK. Interest rate risk is the possibility an investment may go down in value when interest rates rise because when interest rates rise, the prices of bonds and fixed rate loans fall. Generally, the longer the maturity of a bond or fixed rate loan, the more sensitive it is to this risk. Falling interest rates also create the potential for a decline in a Fund's income.

INVERSE FLOATING RATE SECURITIES. Inverse floating rate securities, also called inverse floaters or residual interest bonds, are variable-rate securities whose coupon changes in a direction opposite from that of a specified interest rate. Generally, income on inverse floaters decreases when interest rates rise and increases when interest rates fall. Inverse floaters can have the effect of providing a degree of investment leverage because they may increase or decrease in value in response to changes (e.g., changes in market interest rates) at a rate that is a multiple of the rate at which fixed-rate securities increase or decrease in response to the same changes. Therefore, the market values of such securities are generally more volatile than the market values of fixed-rate securities (especially during periods when interest rates are fluctuating). A Fund could lose money and its net asset value could decline if movements in interest rates are incorrectly anticipated. Moreover, the markets for this type of security may be less developed and less liquid than the markets for traditional municipal securities.

Certain Funds may invest in municipal inverse floaters, which are a type of inverse floater in which a municipal bond is deposited with a special purpose vehicle (SPV), which issues, in return, the municipal inverse floater (which is comprised of a residual interest in the cash flows and assets of the SPV) plus proceeds from the issuance by the SPV of floating rate certificates to third parties. This type of municipal inverse floater generally includes the right to "unwind" the transaction by (1) causing the holders of the floating rate certificates to tender their certificates at par and (2) returning the municipal inverse floater to the SPV in exchange for the original municipal bond. If the holder of the inverse floater exercises this right, it would pay the par amount due on the floating rate certificates and exchange the municipal inverse floater for the underlying municipal bond. The SPV may also be terminated for other reasons (as defined in its operative documents), such as a downgrade in the credit rating of the underlying municipal bond, a payment failure by or the bankruptcy of the issuer of the underlying municipal bond, the inability to remarket floating rate certificates or the SPV's failure to obtain renewal of the liquidity agreement relating to the floating rate certificates. In the event of such a termination, an investor, such as a Fund, shall have the option but not the obligation to effect the economic equivalent of an "unwind" of the transaction. The holder of a municipal inverse floater generally bears all of the investment risk associated with the underlying bond.

Inverse floating rate securities are subject to the risks inherent in derivative instruments. See "Derivative Instruments" herein.

INVESTMENT GRADE SECURITIES. The Money Market Fund is permitted to invest in high quality, short term instruments as determined in accordance with the provisions of Rule 2a-7 under the 1940 Act. Certain other Funds are permitted to invest in debt securities rated within the four highest rating categories (e.g., "Aaa", "Aa", "A" or "Baa" by Moody's Investors Service, Inc. ("Moody's"), "AAA", "AA", "A" or "BBB" by Standard and Poor's Corporation ("S&P") or "AAA", "AA", "A" or "BBB" by Fitch, Inc. ("Fitch")) (or, if unrated, securities of comparable quality as determined by the applicable sub-adviser) (see Appendix A to this SAI for a description of applicable securities ratings). These securities are generally referred to as "investment grade securities." Each rating category has within it different gradations or sub-categories. If a Fund is authorized to invest in a certain rating category, the Fund is also permitted to invest in any of the sub-categories or gradations within that rating category. If a security is downgraded to a rating category that does not qualify for investment, the sub-adviser will use its discretion on whether to hold or sell based upon its opinion on the best method to maximize value for shareholders over the long term. Debt securities carrying the fourth highest rating (e.g., "Baa" by Moody's, "BBB" by S&P and "BBB" by Fitch) and unrated securities of comparable quality (as determined by a sub-adviser) are considered to have speculative characteristics with respect to the issuer's continuing ability to meet principal and interest payments, involve a higher degree of risk and are more sensitive to economic change than higher rated securities.

INVESTMENT STRATEGY RISK. Investment strategy risk is the risk that, if a sub-adviser's investment strategy does not perform as expected, a Fund could underperform its peers or lose money. There is no guarantee that a Fund's investment objective will be achieved.

INVESTMENTS IN A SUBSIDIARY. Certain Funds each may invest in the shares of a wholly owned and controlled subsidiary organized in the Cayman Islands that invests primarily in commodity-related instruments (each, a "Subsidiary"). Investments in a Subsidiary are expected to provide each Fund with exposure to the commodity markets within the limitations of Subchapter M of the Code and recent Internal Revenue Service (the "IRS") revenue rulings, as discussed below. Each Subsidiary is advised by HIFSCO, sub-advised by Wellington Management and managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Funds. However, unlike the Funds, each Subsidiary may be concentrated in one or more commodities and is not subject to diversification requirements. Further, each Subsidiary (unlike the Funds) may invest without limitation in commodity-related instruments, including commodity-related futures, swaps and other derivative instruments, to enhance return, to hedge against fluctuations in commodity prices or as a substitute for the purchase or sale of commodities. Commodity-related futures, swaps and other derivative instruments have many of the same risks as other derivative instruments. See "Derivative Instruments" above.

Each Subsidiary is overseen by its own board of directors, which is comprised of officers of the Companies. Each Fund is the sole shareholder of its corresponding Subsidiary, and shares of that Subsidiary will not be sold or offered to other investors. The Funds will likely invest primarily through the Subsidiaries to gain exposure to the commodity-related instruments in which the Subsidiaries invest, but the Funds also may invest directly in commodity-related instruments.

The financial statements of each Subsidiary will be consolidated with the financial statements of its corresponding Fund in that Fund's Annual and Semi-Annual Reports. Each Fund's Annual and Semi-Annual Reports are distributed to shareholders, and copies of a Fund's Annual Report are provided without charge upon request as indicated on the front cover of this SAI.

The Subsidiaries are not registered under the 1940 Act and, unless otherwise noted in the applicable Fund's prospectus or this SAI, are not subject to the investor protection mechanisms or oversight regime of the 1940 Act. However, because each Fund wholly owns and controls its Subsidiary, and the Funds and Subsidiaries are both managed by HIFSCO, it is unlikely that a Subsidiary will take action contrary to the interests of a Fund and its shareholders. In addition, changes in the laws of the United States and/or the Cayman Islands could result in the inability of a Fund and/or its Subsidiary to operate as described in the Fund's prospectus and this SAI and could adversely affect the Fund. For example, if Cayman Islands law changes such that a Subsidiary, which is not currently subject to income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax, must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

A Fund, as a regulated investment company ("RIC") under the tax rules, is required to realize at least 90 percent of its annual gross income from investment-related sources, specifically from dividends, interest, proceeds from securities lending, gains from the sales of stocks, securities and foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived from investing in such stock, securities or currencies or certain types of publicly traded partnerships (collectively referred to as qualifying income). Direct investments by a RIC in commodity-related instruments generally do not, under published IRS rulings, produce qualifying income. However, in a series of private letter rulings, the IRS has indicated that income derived by a RIC from a wholly owned subsidiary invested in commodity and financial futures and option contracts, forward contracts, swaps on commodities or commodities indices, commodity-linked notes and fixed income securities would constitute qualifying income. Each affected Fund has received a private letter ruling from the IRS confirming that income derived from the Fund's investment in its Subsidiary will constitute qualifying income to the Fund.

Each Subsidiary will not be subject to U.S. federal income tax. Each Subsidiary will, however, be considered a controlled foreign corporation, and each Fund will be required to include as annual income amounts earned by its Subsidiary during the applicable year. Furthermore, each Fund will be subject to the distribution requirement applicable to open-end management investment companies on such Subsidiary income, whether or not its Subsidiary actually makes a distribution to the Fund during the taxable year.

INVESTMENTS IN EMERGING MARKET SECURITIES. Certain Funds may invest in securities of issuers that conduct their principal business activities in, or whose securities are traded principally on exchanges located in, less developed countries considered to be "emerging markets." Emerging markets include those countries defined as emerging or developing by the World Bank, the International Finance Corporation or the United Nations. Investing in emerging market securities involves not only the risks described above with respect to investing in foreign securities, but also other risks that may be more severe and pervasive than those present in foreign countries with more developed markets. Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. The value of a Fund's investments in emerging markets securities may be adversely affected by changes in the political, economic or social conditions, expropriation, nationalization, limitation on the removal of funds or assets, controls, tax regulations and other restrictions in emerging market countries. In the past, governments of such nations have expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There is no assurance that such expropriations will not reoccur. In such circumstances, it is possible that a Fund could lose the entire amount of its investments in the affected market.

Some countries have pervasive corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war and ethnic, religious and racial conflicts. A Fund's emerging market investments may introduce exposure to economic structures that are generally less diverse and mature than, and to political systems that can be expected to have less stability than, those of developed countries. Other characteristics of emerging markets that may affect investments include national policies that may restrict investment by foreigners in issuers or industries deemed sensitive to relevant national interests and the absence of developed legal structures governing private and foreign investments and private property. Also, the typically small size of the markets for securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may result in lack of liquidity and price volatility of those securities. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors.

In addition to the risks of foreign investing and the risks of investing in developing or emerging markets, investments in certain countries with recently developed markets and structures, such as Nigeria, Croatia and Russia, implicate certain specific risks. Because of the recent formation of these securities markets and the underdeveloped state of these countries' banking systems, settlement, clearing and registration of securities transactions are subject to significant risks. Share ownership is often defined and evidenced by extracts from entries in a company's share register, but such extracts are neither negotiable instruments nor effective evidence of securities ownership. Further, the registrars in these countries are not necessarily subject to effective state supervision or licensed by any governmental entity, there is no central registration system for shareholders and it is possible for a Fund to lose its entire ownership rights through fraud, negligence or mere oversight. In addition, while applicable regulations may impose liability on registrars for losses resulting from their errors, it may be difficult for a Fund to enforce any rights it may have against the registrar or issuer of the securities in the event of loss of share registration. In Croatia, these risks are limited to investments in securities that are not traded on the national stock exchange. However, in other countries, including Nigeria and Russia, all securities investments are subject to these risks.

Risks of Investments in Russia. A Fund may invest a portion of its assets in securities issued by companies located in Russia. Because of the recent formation of the Russian securities markets as well as the underdeveloped state of Russia's banking system, settlement, clearing and registration of securities transactions are subject to significant risks. Ownership of shares is defined according to entries in the company's share register and normally evidenced by extracts from the register. These extracts are not negotiable instruments and are not effective evidence of securities ownership. The registrars are not necessarily subject to effective state supervision nor are they licensed with any governmental entity. Also, there is no central registration system for shareholders and it is possible for a Fund to lose its registration through fraud, negligence or mere oversight. While a Fund will endeavor to ensure that its interest continues to be appropriately recorded either itself or through a custodian or other agent inspecting the share register and by obtaining extracts of share registers through regular confirmations, these extracts have no legal enforceability and it is possible that subsequent illegal amendment or other fraudulent act may deprive the Fund of its ownership rights or improperly dilute its interest. In addition, while applicable Russian regulations impose liability on registrars for losses resulting from their errors, it may be difficult for a Fund to enforce any rights it may have against the registrar or issuer of the securities in the event of loss of share registration. While the Funds intend to invest directly in Russian companies that use an independent registrar, there can be no assurance that such investments will not result in a loss to a Fund.

LENDING PORTFOLIO SECURITIES. Subject to its investment restrictions set forth under "Investment Objectives and Policies", and subject to the Board's approval, each Fund may from time to time lend portfolio securities to broker-dealers and other institutions as a means of earning additional income. If a Fund security is on loan, under the lending agreement, the borrower is required to deposit cash or liquid securities as collateral at least equal to 100% of the market value of the loaned securities; cash collateral is invested for the benefit of the Fund by the Fund's lending agent pursuant to collateral investment guidelines, which must be approved by the Fund's Board of Directors. The borrower is also required to pay the Fund any dividends or distributions accruing on the loaned securities.

A Fund does not have the right to vote proxies for securities that are on loan, but in order to vote the proxies it may recall loaned securities. The Board of Directors has in the past and may in the future approve guidelines that define circumstances (generally, those that may have a material effect on the Fund's investment) under which a Fund security should be restricted from lending (or recalled from lending) so that its proxies can be voted. The Fund's right to recall loaned securities for purposes of voting proxies may not be exercised if, for example, the Board-approved guidelines did not require the security to be restricted from lending or recalled, or if it is determined to be in the best interests of the Fund not to restrict or recall the security in order instead to earn additional income on the loan. For more information about proxy voting policies and instances in which a Fund's sub-adviser may choose not to vote proxies, see "Proxy Voting Policies and Procedures" below.

A Fund is subject to certain risks while its securities are on loan, including the following: (i) the risk that the borrower defaults on the loan and the collateral is inadequate to cover the Fund's loss; (ii) the risk that the earnings on the collateral invested are not sufficient to pay fees incurred in connection with the loan; (iii) the risk that the principal value of the collateral invested may decline; (iv) the risk that the borrower may use the loaned securities to cover a short sale, which may in turn place downward pressure on the market prices of the loaned securities; (v) the risk that return of loaned securities could be delayed and interfere with portfolio management decisions; and (vi) the risk that any efforts to recall the securities for purposes of voting may not be effective.

LIQUIDATION OF FUNDS. The Board of Directors may determine to close and liquidate a Fund at any time. In the event of the liquidation of a Fund, shareholders will receive a liquidating distribution in cash or in-kind equal to their proportionate interest in the Fund. Depending on a shareholder's basis in his or her Fund shares, a liquidating distribution may be a taxable event to shareholders and result in a gain or loss for tax purposes.

MARKET RISK. Market risk is the risk that one or more markets in which a Fund invests will go down in value, including the possibility that such markets will go down sharply and unpredictably. Securities may decline in value due to the activities and financial prospects of individual companies or to general market and economic movements and trends.

MID CAP STOCK RISK. Mid capitalization stocks involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price. These companies often have narrower markets, more limited operating or business history and more limited managerial or financial resources than larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of a Fund's portfolio. Generally, the smaller the company's size, the greater these risks.

MONEY MARKET INSTRUMENTS AND TEMPORARY INVESTMENT STRATEGIES. Each Fund may hold cash and invest in money market instruments at any time. Each Fund may invest a significant portion of its assets in cash and high quality money market instruments when its sub-adviser, subject to the overall supervision of HIFSCO, deems it appropriate, and may invest up to 100% of its total assets in cash or money market instruments for temporary defensive purposes.

Money market instruments include, but are not limited to: (1) banker's acceptances; (2) obligations of governments (whether U.S. or foreign) and their agencies and instrumentalities; (3) short-term corporate obligations, including commercial paper, notes, and bonds; (4) other short-term debt obligations; (5) obligations of U.S. banks, foreign branches of U.S. banks (Eurodollars), U.S. branches and agencies of foreign banks (Yankee dollars) and foreign branches of foreign banks; (6) asset-backed securities; and (7) repurchase agreements. Each Fund may also invest in Money Market Fund, or in another registered money market fund, that invests in money market instruments, as permitted by regulations adopted under the 1940 Act.

The Money Market Fund may invest in cash and high quality money market instruments at any time in accordance with its investment objective and strategies.

MORTGAGE-RELATED SECURITIES. The mortgage-related securities in which certain Funds may invest include interests in pools of mortgage loans made by lenders such as savings and loan institutions, mortgage bankers, commercial banks, various governmental, government-related and private organizations and others. The Funds may also invest in similar mortgage-related securities that provide funds for multi-family residences or commercial real estate properties.

Mortgage-related securities are subject to certain unique risks. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-backed securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if a Fund holds mortgage-backed securities, it may exhibit additional volatility. This is known as "extension risk." In addition, adjustable and fixed rate mortgage-backed securities are subject to "prepayment risk." When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Fund because the Fund may have to reinvest that money at lower prevailing interest rates. Mortgage-related securities are also subject to the risk that the underlying loans may not be repaid. The value of mortgage-related securities can also be significantly affected by the market's perception of the issuers and the creditworthiness of the parties involved.

The yield characteristics of mortgage securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments are made more frequently on mortgage securities, usually monthly, and that principal may be prepaid at any time. The risks associated with prepayment and the rate at which prepayment may occur are influenced by a variety of economic, geographic, demographic, social and other factors including interest rate levels, changes in housing needs, net equity built by mortgagors in the mortgaged properties, job transfers and unemployment rates.

Mortgage securities differ from conventional bonds in that principal is paid back over the life of the mortgage securities rather than at maturity. As a result, the holder of the mortgage securities (e.g., a Fund) receives monthly scheduled payments of principal and interest, and may receive unscheduled principal payments representing prepayments on the underlying mortgages. When the holder reinvests the payments and any unscheduled prepayments of principal it receives, it may receive a rate of interest which is lower than the rate on the existing mortgage securities. For this reason, mortgage securities are less effective than other types of U.S. Government securities as a means of "locking in" long-term interest rates.

Mortgage-related securities may be composed of one or more classes and may be structured either as pass-through securities or collateralized debt obligations. Multiple-class mortgage-related securities are referred to herein as "CMOs." Some CMOs are directly supported by other CMOs, which in turn are supported by mortgage pools. Investors typically receive payments out of the interest and principal on the underlying mortgages, which payments and the priority thereof are determined by the specific terms of the CMO class. CMOs involve special risks, and evaluating them requires special knowledge.

CMO classes may be specially structured in a manner that provides any of a wide variety of investment characteristics, such as yield, effective maturity and interest rate sensitivity. As market conditions change, however, and particularly during periods of rapid or unanticipated changes in market interest rates, any given CMO structure may react differently from the way anticipated and thus affect the Fund's portfolio in different, and possibly negative, ways. Market changes may also result in increased volatility in market values and reduced liquidity.

Certain classes of CMOs and other mortgage-related securities are structured in a manner that makes them extremely sensitive to changes in prepayment rates, such as interest-only ("IO") and principal-only ("PO") classes. IOs are entitled to receive all or a portion of the interest, but none (or only a nominal amount) of the principal payments, from the underlying mortgage assets. If the mortgage assets underlying an IO experience greater than anticipated principal prepayments, then the total amount of interest payments allocable to the IO class, and therefore the yield to investors, generally will be reduced. In some instances, an investor in an IO may fail to recoup all of his or her initial investment, even if the security is government issued or guaranteed or rated AAA or the equivalent. Conversely, PO classes are entitled to receive all or a portion of the principal payments, but none of the interest, from the underlying mortgage assets. PO classes are purchased at substantial discounts from par, and the yield to investors will be reduced if principal payments are slower than expected. Inverse floating rate CMOs, which pay interest at a rate that decreases when a specified index of market rates increases (and vice versa), also may be extremely volatile. If the Funds purchase mortgage-backed securities that are "subordinated" to other interests in the same mortgage pool, the Fund may only receive payments after the pool's obligations to other investors have been satisfied. For example, an unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool's ability to make payments of principal or interest to holders of the securities, which would thus reduce the values of the securities or in some cases render them worthless. The Funds may invest in mortgage-backed securities issued by the U.S. Government. See "U.S. Government Securities Risk" below. To the extent a Fund invests in mortgage-backed securities offered by non-governmental issuers, such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers, the Fund may be subject to additional risks. Timely payment of interest and principal of non-governmental issuers are supported by various forms of private insurance or guarantees, including individual loan, title, pool and hazard insurance purchased by the issuer. There can be no assurance that the private insurers can meet their obligations under the policies. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to a Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages.

MUNICIPAL SECURITIES. Municipal securities primarily include debt obligations of the states and their agencies, universities, boards, authorities and political subdivisions (e.g., cities, towns, counties, school districts, authorities and commissions), which are issued to obtain funds for public purposes, including the construction or improvement of a range of public facilities such as airports, bridges, highways, hospitals, housing, jails, mass transportation, nursing homes, parks, public buildings, recreational facilities, school facilities, streets and water and sewer works. Municipal securities may also be issued for other public purposes such as the refunding of outstanding obligations, the anticipation of taxes or state aids, the payment of judgments, the funding of student loans, community redevelopment, district heating, the purchase of street maintenance and firefighting equipment or any authorized corporate purpose of the issuer, except for the payment of current expenses. Certain types of industrial development (or private activity) bonds may be issued by or on behalf of public corporations to finance privately operated housing facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. In addition, structured securities, such as tobacco bonds, may be issued by municipal entities to securitize future payment streams. Such obligations are included within the term municipal securities if the interest payable thereon is, in the opinion of bond counsel, exempt from federal income taxation (but, note that municipal securities may include securities that pay interest income subject to the Alternative Minimum Tax).

The two principal classifications of municipal securities are general obligation bonds and limited obligation (or revenue) bonds. General obligation bonds are obligations payable from the issuer's general unrestricted revenues and not from any particular fund or revenue source. The characteristics and methods of enforcement of general obligation bonds vary according to the laws applicable to the particular issuer. Limited obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a specific revenue source, such as the user of the facility. Industrial development bonds are in most cases limited obligation bonds payable solely from specific revenues, pledged to payment of the bonds, of the project to be financed. The credit quality of industrial development bonds is usually directly related to the credit standing of the user of the facilities (or the credit standing of a third-party guarantor or other credit enhancement participant, if any). There are, of course, variations in the quality of municipal securities, both within a particular classification and between classifications, depending on various factors (see Appendix A of this SAI). The yields on municipal securities are dependent on a variety of factors, including general money market conditions, the financial condition of the issuer, general conditions of the municipal securities market, the size of the particular offering, the maturity of the obligation and the rating of the issue. The ratings of the various rating agencies represent their opinions as to the quality of the municipal securities which they undertake to rate. However, the ratings are general, not absolute, standards of quality. Consequently, municipal securities of the same maturity, interest rate and rating may have different yields, while municipal securities of the same maturity and interest rate with different ratings may have the same yield.

Municipal securities risks include the ability of the issuer to repay the obligation, the relative lack of information about certain issuers of municipal securities and the possibility of future legislative changes that could affect the market for and value of municipal securities. These risks also include:

General Obligation Bonds Risk — The full faith, credit and taxing power of the municipality that issues a general obligation bond secures payment of interest and repayment of principal. Timely payments depend on the issuer's credit quality, ability to raise tax revenues and ability to maintain an adequate tax base.

Revenue (or Limited Obligation) Bonds Risk — Payments of interest and principal on revenue bonds are made only from the revenues generated by a particular facility, class of facilities or the proceeds of a special tax or other revenue source. These payments depend on the money earned by the particular facility or class of facilities, or the amount of revenues derived from another source.

Private Activity (or Industrial Development) Bonds Risk — Municipalities and other public authorities issue private activity bonds to finance development of industrial facilities for use by a private enterprise. The private enterprise pays the principal and interest on the bond, and the issuer does not pledge its full faith, credit and taxing power for repayment. If the private enterprise defaults on its payments, the Fund may not receive any income or get its money back from the investment.

Moral Obligation Bonds Risk — Moral obligation bonds are generally issued by special purpose public authorities of a state or municipality. If the issuer is unable to meet its obligations, repayment of these bonds becomes a moral commitment, but not a legal obligation, of the state or municipality.

Municipal Notes Risk — Municipal notes are shorter term municipal debt obligations. They may provide interim financing in anticipation of, and are secured by, tax collection, bond sales or revenue receipts. If there is a shortfall in the anticipated proceeds, the notes may not be fully repaid and a Fund may lose money.

Municipal Lease Obligations Risks In a municipal lease obligation, the issuer agrees to make payments when due on the lease obligation. The issuer will generally appropriate municipal funds for that purpose, but is not obligated to do so. Although the issuer does not pledge its unlimited taxing power for payment of the lease obligation, the lease obligation is secured by the leased property. However, if the issuer does not fulfill its payment obligation it may be difficult to sell the property and the proceeds of a sale may not cover a Fund's loss.

As a fundamental policy, Municipal Real Return Fund will not invest more than 25% of its total assets in limited obligation bonds payable only from revenues derived from facilities or projects within a single industry. For purposes of this restriction, utility companies, gas, electric, water and telephone companies will be considered separate industries. Also, municipal bonds refunded with U.S. Government securities will be treated as investments in U.S. Government securities, and are not subject to this 25% fundamental policy or the 5% diversification requirement of the 1940 Act. Such refunded municipal bonds will, however, be counted for purposes of the policy that Municipal Real Return Fund must invest at least 80% of the value of its assets in investments the income from which is exempt from federal income tax. Under this policy, "assets" means net assets plus the amount of any borrowings for investment purposes.

For the purpose of diversification under the 1940 Act, identifying the issuer of a municipal security depends on the terms of the security. If a state or a political subdivision of such state pledges its full faith and credit to payment of a security, the state or the political subdivision will be deemed the sole issuer of the security. If the security is backed only by the assets and revenues of an agency, authority or instrumentality of the state or a political subdivision, but not by the state or political subdivision itself, such agency, authority or instrumentality will be deemed to be the sole issuer. Similarly, if the security is backed only by revenues of an enterprise or specific projects of the state, a political subdivision or agency, authority or instrumentality (e.g., utility revenue bonds), and the full faith and credit of the governmental unit is not pledged to the payment thereof, such enterprise or projects will be deemed the sole issuer. In the case of an industrial development bond, if the bond is backed only by certain revenues to be received from the non-governmental user of the project financed by the bond, such non-governmental user will be deemed to be the sole issuer. If, however, in any of the above cases, the state, the political subdivision or some other entity guarantees a security, and the value of all securities issued or guaranteed by the guarantor and owned by a Fund exceeds 10% of the value of the Fund's total assets, the guarantee will be considered a separate security and will be treated as an issue of the guarantor.

Municipal bonds are traded in the "over-the-counter" market among dealers and other large institutional investors, which, together with the broader fixed-income markets, began in the latter months of 2008 to experience increased volatility and decreased liquidity in response to challenging economic conditions and credit tightening. If market liquidity decreases, a Fund may not be able to sell bonds readily at prices reflecting the values at which the bonds are carried on the Fund's books.

NEW FUND RISKS. Emerging Markets Local Debt Fund, Emerging Markets Research Fund, and World Bond Fund are new Funds, with limited operating history, which may result in additional risk. There can be no assurance that these new Funds will grow to or maintain an economically viable size, in which case the Board of Directors may determine to liquidate one or more of these Funds. While shareholder interests will be the paramount consideration, the timing of any liquidation may not be favorable to certain individual shareholders.

NON-DIVERSIFICATION RISK. Certain Funds are non-diversified, which means they are permitted to invest more of their assets in fewer issuers than a "diversified" fund. Thus, a Fund may be more exposed to the risks associated with and developments affecting an individual issuer than a fund that invests more widely. A non-diversified Fund may also be subject to greater market fluctuation and price volatility than a more broadly diversified fund.

OTHER CAPITAL SECURITIES. Other capital securities encompass a group of instruments referred to in capital markets as "Hybrids," "Tier I and Tier 2" and "TRUPS." These securities give issuers flexibility in managing their capital structure. The features associated with these securities are predominately debt like in that they have coupons, pay interest and in most cases have a final stated maturity. There are certain features that give the companies flexibility not commonly found in fixed income securities, which include, but are not limited to, deferral of interest payments under certain conditions and subordination to debt securities in the event of default. The deferral of interest payments, even for an extended period of time, is generally not an event of default, and the ability of the holders of such instruments to accelerate payment is generally more limited than with other debt securities.

OTHER INVESTMENT COMPANIES. Certain Funds are permitted to invest in other Hartford Funds and/or investment companies sponsored by other fund families (including investment companies that may not be registered under the 1940 Act) such as holding company depository receipts ("HOLDRs") and ETFs. The funds of funds are permitted to invest in a combination of other Hartford mutual funds (the Underlying Funds) and ETFs as part of their principal investment strategies. Securities in certain countries are currently accessible to the Funds only through such investments. Investment in other investment companies is limited in amount by the 1940 Act, and will involve the indirect payment by the Funds of a portion of the expenses, including advisory fees, of such other investment companies.

Generally, a Fund, other than a fund of funds with respect to the Underlying Funds, will not purchase securities of an investment company if, as a result: (1) more than 10% of the Fund's total assets would be invested in securities of other investment companies; (2) such purchase would result in more than 3% of the total outstanding voting securities of any such investment company being held by the Fund; or (3) more than 5% of the Fund's total assets would be invested in any one such investment company.

PREFERRED STOCK RISK. The prices and yields of nonconvertible preferred stocks generally move with changes in interest rates and the issuer's credit quality, similar to debt securities. The value of convertible preferred stocks varies in response to many factors, including, for example, the value of the underlying equity securities, general market and economic conditions and convertible market valuations, as well as changes in interest rates, credit spreads and the credit quality of the issuer.

QUANTITATIVE INVESTING RISK. Certain Funds may use quantitative analysis techniques to manage all or a portion of the Fund's portfolio. The value of securities selected using quantitative analysis can react differently to issuer, political, market and economic developments from the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security's value. In addition, factors that affect a security's value can change over time and these changes may not be reflected in the quantitative model.

REAL ESTATE RELATED SECURITIES RISKS. The main risk of real estate related securities is that the value of the underlying real estate may go down. Many factors may affect real estate values, including the general and local economies, the amount of new construction in a particular area, the laws and regulations (including zoning and tax laws) affecting real estate and the costs of owning, maintaining and improving real estate. The availability of mortgages and changes in interest rates may also affect real

estate values. Further, the real estate industry is particularly sensitive to economic downturns. If a Fund's real estate related investments are concentrated in one geographic area or in one property type, the Fund will be particularly subject to the risks associated with that area or property type.

In addition to the risks surrounding real estate related securities, such as a decline in property values due to increasing vacancies, a decline in rents resulting from unanticipated economic, legal or technological developments or a decline in the price of securities of real estate companies due to a failure of borrowers to pay their loans or poor management, investments in real estate investment trusts ("REITs") involve unique risks. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate related loans or interests. Like registered investment companies such as the Funds, REITs are not taxed on income distributed to shareholders so long as they comply with several requirements of the Code. Investing in REITs involves certain risks. REITS may have limited financial resources, may trade less frequently and in limited volume and may be more volatile than other securities. REITs are also subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws or failure by the REIT to qualify for tax-free pass-through of income under the Code, the risks of financing projects, heavy cash flow dependency, default by borrowers, and self-liquidation. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area or a single type of property. A REIT may be affected by changes in the value of the underlying property owned by such REIT or by the quality of any credit extended by the REIT. Also, the organizational documents of a REIT may contain provisions that make changes in control of the REIT difficult and time-consuming. Because REITs are pooled investment vehicles that have expenses of their own, the Fund will indirectly bear its proportionate share of those expenses. REITS are also subject to interest rate risks.

RECENT FIXED INCOME MARKET EVENTS. The fixed income markets have recently experienced a period of extreme volatility that has negatively impacted a broad range of mortgage- and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, fixed income instruments are experiencing reduced liquidity, increased price volatility, credit downgrades and increased likelihood of default. Domestic and international equity markets have also been experiencing heightened volatility and turmoil that has particularly affected issuers with exposure to the real estate, mortgage and credit markets. During times of market turmoil, investors tend to look to the safety of securities issued or backed by the U.S. Treasury, causing the prices of these securities to rise, and their yields to decline. These events as well as continuing market upheavals may have an adverse effect on the Funds.

On September 6, 2008, the Federal Housing Finance Agency ("FHFA") placed Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") into conservatorship. As the conservator, FHFA succeeded to all rights, titles, powers and privileges of FNMA and FHLMC and of any stockholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC. FHFA selected a new chief executive officer and chairman of the board of directors for each of FNMA and FHLMC. On September 7, 2008, the U.S. Treasury announced three additional steps taken by it in connection with the conservatorship. First, the U.S. Treasury entered into a Senior Preferred Stock Purchase Agreement with each of FNMA and FHLMC under which the U.S. Treasury agreed to purchase up to an aggregate of $100 billion of each of FNMA and FHLMC to maintain a positive net worth in each enterprise. This agreement contains various covenants that severely limit each enterprise's operations. In exchange for entering into these agreements, the U.S. Treasury received $1 billion of each enterprise's senior preferred stock and warrants to purchase 79.9% of each enterprise's common stock. Second, the U.S. Treasury announced the creation of a new secured lending facility to be available to each of FNMA and FHLMC as a liquidity backstop. Third, the U.S. Treasury announced the creation of a temporary program to purchase mortgage-backed securities issued by each of FNMA and FHLMC. Both the liquidity backstop and the mortgage-backed securities purchase program expired in December 2009. FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities.

Under the Federal Housing Finance Regulatory Reform Act of 2008 (the "Reform Act"), which was included as part of the Housing and Economic Recovery Act of 2008, FHFA, as conservator or receiver, has the power to repudiate any contract entered into by FNMA or FHLMC prior to FHFA's appointment as conservator or receiver, as applicable, if FHFA determines, in its sole discretion, that performance of the contract is burdensome and that repudiation of the contract promotes the orderly administration of FNMA's or FHLMC's affairs. The Reform Act requires FHFA to exercise its right to repudiate any contract within a reasonable period of time after its appointment as conservator or receiver. FHFA, in its capacity as conservator, has indicated that it has no intention to repudiate the guaranty obligations of FNMA or FHLMC because FHFA views repudiation as incompatible with the goals of the conservatorship. However, in the event that FHFA, as conservator or if it is later appointed as receiver for FNMA or FHLMC, were to repudiate any such guaranty obligation, the conservatorship or receivership estate, as applicable, would be liable for actual direct compensatory damages in accordance with the provisions of the Reform Act. Any such liability could be satisfied only to the extent of FNMA's or FHLMC's assets available therefor. In the event of repudiation, the payments of interest to holders of FNMA or FHLMC mortgage-backed securities would be reduced if payments on the mortgage loans represented in the mortgage loan groups related to such mortgage-backed securities are not made by the borrowers or advanced by the servicer. Any actual direct compensatory damages for repudiating these guaranty obligations may not be sufficient to offset any shortfalls experienced by such mortgage-backed security holders. Further, in its capacity as conservator or receiver, FHFA has the right to transfer or sell any asset or liability of FNMA or FHLMC without any approval, assignment or consent. Although FHFA has stated that it has no present intention to do so, if FHFA, as conservator or receiver, were to transfer any such guaranty obligation to another party, holders of FNMA or FHLMC mortgage-backed securities would have to rely on that party for satisfaction of the guaranty obligation and would be exposed to the credit risk of that party.

In addition, certain rights provided to holders of mortgage-backed securities issued by FNMA and FHLMC under the operative documents related to such securities may not be enforced against FHFA, or enforcement of such rights may be delayed, during the conservatorship or any future receivership. The operative documents for FNMA and FHLMC mortgage-backed securities may provide (or with respect to securities issued prior to the date of the appointment of the conservator may have provided) that upon the occurrence of an event of default on the part of FNMA or FHLMC, in its capacity as guarantor, which includes the appointment of a conservator or receiver, holders of such mortgage-backed securities have the right to replace FNMA or FHLMC as trustee if the requisite percentage of mortgage-backed securities holders consent. The Reform Act prevents mortgage-backed security holders from enforcing such rights if the event of default arises solely because a conservator or receiver has been appointed. The Reform Act also provides that no person may exercise any right or power to terminate, accelerate or declare an event of default under certain contracts to which FNMA or FHLMC is a party, or obtain possession of or exercise control over any property of FNMA or FHLMC, or affect any contractual rights of FNMA or FHLMC, without the approval of FHFA, as conservator or receiver, for a period of 45 or 90 days following the appointment of FHFA as conservator or receiver, respectively.

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS. A repurchase agreement is an agreement between two parties whereby one party sells the other a security at a specified price with a commitment to repurchase the security later at an agreed-upon price, date and interest payment. A reverse repurchase agreement is a term used to describe the opposite side of a repurchase transaction. The party that purchases and later resells a security is said to perform a repurchase; the other party, that sells and later repurchases a security is said to perform a reverse repurchase. Each Fund is permitted to enter into fully collateralized repurchase agreements. Each Company's Board of Directors has delegated to the sub-advisers the responsibility of evaluating the creditworthiness of the banks and securities dealers with which the Funds will engage in repurchase agreements. The sub-advisers will monitor such transactions to ensure that the value of underlying collateral will be at least equal to the total amount of the repurchase obligation as required by the valuation provision of the repurchase agreement, including the accrued interest. Repurchase agreements carry the risk that the market value of the securities declines below the repurchase price. A Fund could also lose money if it is unable to recover the securities and the value of the collateral held by the Fund is less than the value of the securities. In the event the borrower commences bankruptcy proceedings, a court may characterize the transaction as a loan. If a Fund has not perfected a security interest in the underlying collateral, the Fund may be required to return the underlying collateral to the borrower's estate and be treated as an unsecured creditor. As an unsecured creditor, the Fund could lose some or all of the principal and interest involved in the transaction. Reverse repurchase agreements are a type of borrowing that may increase the possibility of fluctuation in a Fund's net asset value.

RESTRICTED SECURITIES. A Fund may invest in securities that are not registered under the Securities Act ("restricted securities"). Restricted securities may be sold in private placement transactions between issuers and their purchasers and may be neither listed on an exchange nor traded in other established markets. In many cases, privately placed securities may not be freely transferable under the laws of the applicable jurisdiction or due to contractual restrictions on resale. As a result of the absence of a public trading market, privately placed securities may be less liquid and more difficult to value than publicly traded securities. To the extent that privately placed securities may be resold in privately negotiated transactions, the prices realized from the sales, due to illiquidity, could be less than those originally paid by the Fund or less than their fair market value. In addition, issuers whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements that may be applicable if their securities were publicly traded. If any privately placed securities held by a Fund are required to be registered under the securities laws of one or more jurisdictions before being resold, the Fund may be required to bear the expenses of registration. Certain of the Funds' investments in private placements may consist of direct investments and may include investments in smaller, less seasoned issuers, which may involve greater risks. These issuers may have limited product lines, markets or financial resources, or they may be dependent on a limited management group. In making investments in such securities, a Fund may obtain access to material nonpublic information, which may restrict the Fund's ability to conduct portfolio transactions in such securities.

Some of these securities are new and complex, and trade only among institutions; the markets for these securities are still developing, and may not function as efficiently as established markets. Owning a large percentage of restricted securities could hamper a Fund's ability to raise cash to meet redemptions. Also, because there may not be an established market price for these securities, the Fund may have to estimate their value, which means that their valuation (and, to a much smaller extent, the valuation of the Fund) may have a subjective element. Transactions in restricted securities may entail registration expense and other transaction costs that are higher than those for transactions in unrestricted securities. Where registration is required for restricted securities a considerable time period may elapse between the time the Fund decides to sell the security and the time it is actually permitted to sell the security under an effective registration statement. If during such period, adverse market conditions were to develop, the Fund might obtain less favorable pricing terms that when it decided to sell the security. A Fund may purchase securities that may have restrictions on transfer or resale (including Rule 144A securities and Regulation S securities). Depending upon the circumstances, a Fund may only be able to sell these securities in the United States if an exemption from registration under the federal and state securities laws is available or may only be able to sell these securities outside of the United States (such as on a foreign exchange). These securities may either be determined to be liquid or illiquid pursuant to policies and guidelines established by the respective Company's Board of Directors.

SECURITIES TRUSTS. Certain Funds may invest in securities trusts, which are investment trust vehicles that maintain portfolios comprised of underlying debt securities that are generally unsecured. These instruments are purchased in the cash markets and vary as to the type of underlying security, but include such underlying securities as corporate investment grade and high yield bonds and credit default swaps. Examples include TRAINS, TRACERS, CORE and funded CDX. Holders of interests in these structured notes receive income from the trusts in respect of principal or interest paid on the underlying securities. By investing in such notes, a Fund will indirectly bear its proportionate share of any expenses paid by such notes in addition to the expenses of such Fund.

Investments in these structured products are subject to the same risks that would be associated with direct investments in the underlying securities of the structured notes. These risks include substantial market price volatility resulting from changes in prevailing interest rates; default or bankruptcy of issuers of the underlying securities; subordination to the prior claims of banks and other senior lenders in the case of default; and early repayment by issuers during periods of declining interest rates because of mandatory call or redemption provisions. In addition, structured note products may have difficulty disposing of the underlying securities because of thin trading markets.

SHORT SALES AND LEVERAGE RISK. Certain Funds may make short sales of securities, either as a hedge against potential declines in the value of a security or to realize appreciation when a security the Fund does not own declines in value. When a Fund makes a short sale, it sells a borrowed security (typically from a broker or other institution). A Fund may have to pay a fee to borrow particular securities and is often obligated to turn over any payments received on such borrowed securities to the lender of the securities (i.e., the broker or other institution). A Fund may not always be able to borrow the security at a particular time or at an acceptable price, so there is risk that the Fund may be unable to implement its investment strategy due to, among other reasons, the lack of available stocks.

After selling the borrowed security, a Fund is obligated to "cover" the short sale by purchasing and returning the security to the lender. A Fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. As such, if a Fund makes short sales in securities that increase in value, it will likely underperform similar mutual funds that do not make short sales in securities. A Fund would realize a gain on a short sale if the security declines in price between the date of the short sale and the date the Fund replaces the security. Further, the amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay to the lender in connection with the short sale. There can be no assurance that a Fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a Fund's gain is limited to the price at which it sold the security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold and thus, could be unlimited. In certain cases, purchasing a security to cover a short position can itself cause the price of the security to rise further, thereby exacerbating the loss.

Until a Fund replaces a security sold short, it is required to maintain a segregated account of cash or liquid assets to cover its short position. Securities held in a segregated account cannot be sold while the position they are covering is outstanding, unless they are replaced with similar securities. The Fund must also maintain sufficient liquid assets (less any additional collateral held by the broker/lender) to cover the short sale obligation. This may limit the Fund's investment flexibility and its ability to meet redemption requests or other current obligations.

A Fund may take a short position in a security at the same time that other accounts managed by the Fund's sub-adviser take a long position in the same security, or take a long position in a security at the same time that other accounts managed by the Fund's sub-adviser take a short position in the same security. In addition, a Fund may from time to time take a long or short position in a particular equity security while simultaneously taking the opposite position with respect to an ETF that includes such particular equity security as a constituent. ETFs are baskets of securities that, like stocks, trade on exchanges such as the American Stock Exchange and the New York Stock Exchange. These and other transactions undertaken on behalf of other accounts managed by a Fund's sub-adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of a particular Fund.

Certain regulators in various countries throughout the world, including the United States, may from time to time impose limits or prohibitions on short sales of certain companies (e.g., financial institutions). These prohibitions, which may be temporary, could inhibit the ability of a Fund to sell securities short as part of its investment strategy.

A Fund employs a form of leverage when it invests the proceeds it receives from selling securities short. The use of leverage may increase a Fund's exposure to long equity positions, magnify any change (positive or negative) in the Fund's net asset value and result in increased volatility of returns. There is no guarantee that any Fund will leverage its portfolio, or if it does, that its leveraging strategy will be successful. A Fund cannot guarantee that the use of leverage will produce a higher return on an investment, and the use of short sales may result in the underperformance of the Fund relative to broad market indices.

SMALL CAPITALIZATION SECURITIES. Certain Funds may invest in equity securities (including securities issued in initial public offerings) of companies with smaller market capitalizations. Because the issuers of small capitalization securities tend to be smaller or less well-established companies, they may have limited product lines, market share or financial resources, may have less historical data with respect to operations and management and may be more dependent on a limited number of key employees. As a result, small capitalization securities are often less marketable than securities of larger or more well-established companies. Historically, small market capitalization stocks and stocks of recently organized companies are subject to increased price volatility due to: (i) less certain growth prospects; (ii) lower degrees of liquidity in the markets for such stocks; (iii) thin trading that could result in the stocks being sold at a discount or in small lots over an extended period of time; (iv) limited product lines, markets or financial resources; (v) dependence on a few key management personnel; and (vi) increased susceptibility to losses and bankruptcy and increased transaction costs.

SOVEREIGN DEBT. Investments in sovereign debt involve special risks. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited legal recourse in the event of default. Countries such as those in which a Fund may invest have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate trade difficulties and unemployment. Some of these countries are also characterized by political uncertainty or instability. Additional factors that may influence the ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of its debt service burden to the economy as a whole and its government's policy towards the International Monetary Fund, the World Bank and other international agencies. If a government entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay, and there are no bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected. Additionally, the financial markets have recently seen an increase in volatility and adverse trends due to uncertainty surrounding the level and sustainability of sovereign debt of certain countries that are part of the European Union, including Greece, Spain, Ireland, Italy and Portugal. This has adversely affected the exchange rate of the euro and may continue to significantly affect every country in Europe. Outside of the European Union, Iceland has also experienced adverse trends due to high debt levels and excessive lending.

A Fund may have difficulty disposing of certain sovereign debt obligations because there may be a limited trading market for such securities. Because there is no liquid secondary market for many of these securities, the Funds anticipate that such securities could be sold only to a limited number of dealers or institutional investors. The lack of a liquid secondary market may have an adverse impact on the market price of such securities and a Fund's ability to dispose of particular issues when necessary to meet its liquidity needs or in response to a specific economic event, such as deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for a Fund to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. See also "Foreign Investments" above.

STRUCTURED SECURITIES. Because structured securities of the types in which a Fund may invest typically involve no credit enhancement, their credit risk is generally equivalent to that of the underlying instruments. Certain Funds are permitted to invest in classes of structured securities that are either subordinated or unsubordinated with respect to the right to payment of another class. Subordinated structured securities typically have higher yields and present greater risks than unsubordinated structured securities. Structured securities are typically sold in private placement transactions, and there currently is no active trading market for structured securities. Certain issuers of such securities may be deemed to be "investment companies" as defined in the 1940 Act. Therefore, a Fund's investment in structured securities may be limited by certain investment restrictions contained therein.

TARGET DATE ALLOCATION RISK. Certain Funds are designed to provide portfolio asset allocation that becomes increasingly focused on fixed income investments and decreasingly focused on equity investments as the target retirement year approaches. Therefore, the further away a Fund is from its target year, the higher the percentage of equity investments it will hold, and the more aggressive its investment strategy and volatile its portfolio may be considered. Conversely, the closer a Fund is to its target year, the higher the percentage of fixed income investments it will hold, generally providing a more conservative investment approach.

TAXABLE INCOME RISK. Taxable income risk is the risk that a Fund may invest in securities or other instruments that produce income subject to income tax, including the Alternative Minimum Tax.

TRACKING ERROR RISK. A Fund's performance may not match or correlate with that of the index it seeks to mimic, either on a daily or aggregate basis. Factors such as cash flows, Fund expenses, imperfect correlation between the Fund's portfolio and the component securities of the index, rounding of share prices, asset valuation, timing variances, changes to the composition of the index and regulatory requirements may cause the Fund's performance to diverge from the performance of the index. Tracking error risk may cause the Fund's performance to be less than expected.

UNDERLYING FUND RISK. A Fund is exposed to the risks of the Underlying Funds in which it invests in direct proportion to the amount of assets the Fund allocates to each Underlying Fund. In addition, the Fund will indirectly pay a proportional share of the asset-based fees of the Underlying Funds in which it invests. The risks of the underlying equity funds include risks specific to their strategies, such as small-cap stock risk, value orientation risk and foreign investments risk, among others, as well as risks related to the equity markets in general. The risks of the underlying fixed income funds include credit risk, derivatives risk, foreign investments risk, interest rate risk and liquidity risk.

U.S. GOVERNMENT SECURITIES RISK. Treasury obligations may differ in their interest rates, maturities, times of issuance and other characteristics. Obligations of U.S. Government agencies and authorities are supported by varying degrees of credit but generally are not backed by the full faith and credit of the U.S. Government. No assurance can be given that the U.S. Government will provide financial support to its agencies and authorities if it is not obligated by law to do so. The maximum potential liability of the issuers of some U.S. Government securities held by the Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

VALUE ORIENTATION RISK. Using a value orientation to select investments involves special risks, particularly if it is used as part of a "contrarian" approach to evaluating issuers. Overlooked or otherwise undervalued securities entail a significant risk of never attaining their potential value. Also, the value investing style may over time go in and out of favor. At times when the value investing style is out of favor, the Fund may underperform other equity funds that use different investing styles.

VOLATILITY RISK. Share price, yield and total return may fluctuate more than with funds that use a different investment strategy.

WARRANTS RISK. If the price of the underlying stock does not rise above the exercise price before a warrant expires, the warrant generally expires without any value and the Fund loses any amount it paid for the warrant. Investments in warrants may involve substantially more risk than investments in common stock. Warrants may trade in the same markets as their underlying stock; however, the price of the warrant does not necessarily move with the price of the underlying stock.

WHEN-ISSUED AND DELAYED-DELIVERY SECURITIES AND FORWARD COMMITMENTS RISK. A Fund is permitted to purchase or sell securities on a when-issued or delayed-delivery basis. When-issued or delayed-delivery transactions arise when securities are purchased or sold with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. While a Fund generally purchases securities on a when-issued basis with the intention of acquiring the securities, the Fund may sell the securities before the settlement date if a sub-adviser deems it advisable. Distributions attributable to any gains realized on such a sale are taxable to shareholders. When-issued and delayed delivery securities and forward commitments involve the risk that the security a Fund buys will lose value prior to its delivery. There are also the risks that the security will never be issued or that the other party to the transaction will not meet its obligation. If this occurs, a Fund loses both the investment opportunity for the assets it set aside to pay for the security and any gain in the security's price. Floating Rate Fund may purchase or sell undrawn or delayed draw loans.

ZERO COUPON SECURITIES. A zero coupon security is a security that makes no interest payments but is instead sold at a deep discount from its face value. While interest payments are not made on such securities, holders of such securities are deemed to have received income ("phantom income") annually, notwithstanding that cash may not be received currently. As with other fixed income securities, zero coupon bonds are subject to interest rate and credit risk. Some of these securities may be subject to substantially greater price fluctuations during periods of changing market rates than comparable securities that pay interest currently. Longer term zero coupon bonds have greater interest rate risk than shorter term zero coupon bonds.

PORTFOLIO TURNOVER.

The portfolio turnover rate for Global Research Fund was significantly lower in fiscal year 2010 than in fiscal year 2009 as a result of changes in the portfolio management team during fiscal year 2009. The portfolio turnover rate for Inflation Plus Fund was significantly higher in fiscal year 2010 than in fiscal year 2009. The changes in the Inflation Plus Fund's portfolio turnover rate resulted from the implementation of the strategies of the Fund's sub-adviser in response to market volatility. The portfolio turnover rate for International Growth Fund was significantly lower in fiscal year 2010 than in fiscal year 2009 as a result of less volatile market conditions. The portfolio turnover rate for Small/Mid Cap Equity Fund was significantly higher in fiscal year 2010 than in fiscal year 2009 primarily because the Fund changed its investment strategy from investing primarily in midcap growth stocks to investing primarily in small and midcap stocks.

DISCLOSURE OF PORTFOLIO HOLDINGS

Each Fund will publicly disclose its complete month-end portfolio holdings, excepting certain de minimis or short-term investments, on the Funds' website at www.hartfordinvestor.com no earlier than 25 calendar days after the end of each month, except (a) each Fund that is a "fund of funds" will publicly disclose its complete month-end portfolio holdings of Underlying Funds (and the percentage invested in each) no earlier than 15 calendar days after the end of each month; (b) a Fund that has a wholly-owned subsidiary will publicly disclose its direct holdings and the holdings of its subsidiary (as if held directly) no earlier than 25 calendar days after the end of each month; and (c) the Money Market Fund will publicly disclose its complete month-end portfolio holdings no later than 5 business days after the end of each month.

Each Fund (other than the Money Market Fund and the funds of funds) also will publicly disclose on its web site its largest ten holdings (in the case of equity funds) or largest ten issuers (in the case of fixed income funds) in which it invests (and the percentage invested in each) no earlier than 15 calendar days after the end of each month, except: (a) if a Fund is a "balanced fund" or "multi asset" fund (i.e., a fund that invests in both equity and fixed income securities), the Fund will publicly disclose its largest ten fixed income issuers and equity holdings (and the percentage invested in each holding); and (b) if a Fund has a wholly-owned subsidiary, it will determine its largest ten holdings as if the Fund directly held the securities of its subsidiary.

Each Fund, the Fund's investment manager, the Fund's distributor (collectively, "Hartford") or the Fund's investment sub-adviser also may confidentially or publicly disclose portfolio holdings on a more frequent basis if approved by the Fund's Chief Compliance Officer ("CCO") and at least one other Fund officer in accordance with the Fund's disclosure policy.

Portfolio holdings are disclosed to the Funds' custodian, independent registered public accounting firm, pricing service vendors and other persons who provide systems or software support in connection with Fund operations, including accounting, compliance support and pricing, to the extent they require access to such information in order to fulfill their contractual obligations to the Funds. Portfolio holdings may also be disclosed to persons assisting a Fund or its investment sub-adviser in the voting of proxies, to securities lending agents and to the Fund's bank lenders. In connection with managing a Fund, such Fund's investment manager or sub-adviser may disclose the Fund's portfolio holdings to third-party vendors that provide analytical systems services to the Fund's investment manager or sub-adviser on behalf of the Fund and to certain third party industry information vendors, institutional investment consultants, and asset allocation service providers. With respect to each of these entities, portfolio holdings information will be released only in accordance with the above requirements. From time to time, a Fund may disclose portfolio holdings to other parties to the extent necessary in connection with actual or threatened litigation.

The Funds have entered into ongoing arrangements to disclose portfolio holdings to the following entities:

BlackRock Financial Management, Inc.
Brown Brothers Harriman & Co.
Class Action Claims Management
Confluence Technologies
Ernst & Young LLP (each Fund's Independent Registered Public Accounting Firm)
FactSet Research Systems Inc.
Glass, Lewis & Co.
Goldman Sachs Agency Lending
Interactive Data Corporation
Investment Technology Group, Inc.
J.P. Morgan Securities, Inc.
Lipper Inc.
Markit WSO Corporation
Merrill Lynch, Pierce, Fenner & Smith Incorporated
State Street Bank and Trust Company (each Fund's Custodian and Securities Lending Agent)
State Street Investment Management Solutions
SunGard Expert Solutions
Wolters Kluwer Financial Services

Portfolio holdings are disclosed at various times to Lipper Inc. (on a monthly basis with a lag time of two days) in order to fulfill its obligations to the Funds. Portfolio holdings are disclosed on a daily basis to BlackRock Financial Management, Inc., Brown Brothers Harriman & Co., FactSet Research Systems Inc., Glass Lewis & Co., Goldman Sachs Agency Lending, Investment Technology Group, Inc. (for certain Funds), Markit WSO Corporation (for certain Funds), State Street Bank and Trust Company , State Street Investment Management Solutions and SunGard Expert Solutions. Portfolio holdings are disclosed on a weekly basis to Investment Technology Group, Inc. (for certain Funds) with no lag time. Portfolio holdings are disclosed to J.P. Morgan, Class Action Claims Management and Wolters Kluwer Financial Services on a monthly basis, with lag times of five calendar days, two days, and two days, respectively. Portfolio holdings are disclosed to Confluence Technologies, Interactive Data Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated on a quarterly basis, with lag times of three, three andfive business days, respectively. Portfolio holdings are disclosed to the Funds' independent registered public accounting firm at least annually and otherwise upon request as necessary to enable the Funds' independent registered public accounting firm to provide services to the Funds, with no lag time. Additionally, when purchasing and selling its portfolio securities through broker-dealers, requesting bids on securities, or obtaining price quotations on securities, the Funds may disclose one or more of their portfolio securities to the party effecting the transaction or providing the information.

Additionally, Hartford or its investment sub-advisers may provide oral or written information ("portfolio commentary") about a Fund, including, but not limited to, how the Fund's investments are divided among (i) various sectors, industries and countries, (ii) value and growth stocks and small, mid and large-cap stocks, (iii) stocks, bonds, currencies and cash and, as applicable, (iv) types of bonds, bond maturities, bond coupons and bond credit quality ratings. This portfolio commentary may also include information on factors that contributed to Fund performance, including these relative weightings. Hartford or its investment sub-advisers may also provide oral or written information ("statistical information") about various financial characteristics of a Fund or its underlying portfolio securities including, but not limited to, beta, duration, maturity, Sharpe ratio, earnings growth, payout ratio, price/book value, projected earnings growth, return on equity, tracking error, weighted average quality, market capitalization, percent debt to equity, dividend yield or growth, default rate, portfolio turnover, risk and style characteristics or other similar information. This portfolio commentary and statistical information about a Fund may be based on the Fund's most recent quarter-end portfolio, month-end or on some other interim period. Portfolio commentary and statistical information may be available on the Funds' web site or may be provided to members of the press, financial intermediaries, fiduciaries of a 401(k) plan or a trust and their advisers, or current or potential shareholders in a Fund or their representatives. The content and nature of the information provided to each of these persons may differ.

Hartford and its investment sub-advisers have implemented procedures reasonably designed to ensure that (1) any disclosure of a Fund's portfolio securities is made pursuant to a practice or arrangement approved in accordance with the Fund's policy, (2) personnel who are in a position to disclose Fund portfolio holdings are appropriately trained to comply with the Funds' policies regarding the disclosure of portfolio holdings and (3) each approved disclosure arrangement or practice is documented by the Funds' CCO or his/her designee.

In no event will the Hartford or its sub-advisers or any affiliate thereof be permitted to receive compensation or other consideration in connection with the disclosure of Fund portfolio holdings.

The Funds' CCO is responsible for addressing conflicts of interest between the interests of Fund shareholders, on the one hand, and the interests of the Funds' investment manager, investment sub-adviser, principal underwriter, or any affiliated person of a Fund, its investment manager, investment sub-adviser, or its principal underwriter, on the other. Every violation of the portfolio holdings disclosure policy must be reported to the Funds' CCO.

The Board of Directors of the Funds reviews and approves the Funds' policy on disclosure of portfolio holdings. The CCO for the Funds' investment manager will provide summaries of all newly approved arrangements and report exceptions to and material violations of this policy to the Board of Directors of the Funds. There can be no assurance, however, that the Funds' portfolio holdings disclosure policy will prevent the misuse of such information by individuals or firms that receive such information.

FUND MANAGEMENT

The Board of Directors and officers of the Companies, their business addresses, principal occupations for at least the past five years and years of birth are listed in the tables below. Each Company's Board of Directors (i) provides broad supervision over the affairs of the Company and the Funds and (ii) elects officers who are responsible for the day-to-day operations of the Funds and the execution of policies formulated by the Boards of Directors. The first table below provides information about those directors who are deemed not to be "interested persons" of the Companies, as that term is defined in the 1940 Act (i.e., "non-interested directors"), and the second table below provides information about the Companies' "interested" directors and the Companies' officers.

NON-INTERESTED DIRECTORS

NAME, YEAR OF BIRTH AND ADDRESS	POSITION HELD WITH EACH COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHI FOR PUBLIC COMPANI AND OTHER REGISTERED INVESTMENT COMPANIES HELD BY DIRECTOR
LYNN S. BIRDSONG (1946) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 2003	Mr. Birdsong is a private investor. Mr. Birdsong currently serves as a Director of the Sovereign High Yield Investment Company (4/2010 to current). Mr. Birdsong currently serves as an Independent Director of Nomura Partners Funds, Inc. (formerly, The Japan Fund) (3/2003 to current). From 2003 to March 2005, Mr. Birdsong was an Independent Director of the Atlantic Whitehall Funds. From 1979 to 2002, Mr. Birdsong was a Managing Director of Zurich Scudder Investments, an investment management firm. During his employment with Scudder, Mr. Birdsong was an Interested Director of The Japan Fund. Since 1981, Mr. Birdsong has been a partner in Birdsong Company, an advertising specialty firm.	88	Mr. Birdsong currently serve a Director of the Sovereign H Yield Investment Company (4/2010 to current). Mr. Birdsong currently serve an Independent Director of Nomura Partners Funds, Inc (formerly, The Japan Fund) (3/2003 to current).
ROBERT M. GAVIN (1940) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director and Chairman of the Board	Director since 2002 (1) Director since 1986 (2) Chairman of the Board for each Company since 2004	Dr. Gavin is an educational consultant. Prior to September 1, 2001, he was President of Cranbrook Education Community and prior to July 1996, he was President of Macalester College, St. Paul, Minnesota.	88	None
DUANE E. HILL (1945) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 2001(1) Since 2002(2)	Mr. Hill is a Partner of TSG Ventures L.P., a private equity investment company. Mr. Hill is a former partner of TSG Capital Group, a private equity investment firm that served as sponsor and lead investor in leveraged buyouts of middle market companies.	88	None

NAME, YEAR OF BIRTH AND ADDRESS	POSITION HELD WITH EACH COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHII FOR PUBLIC COMPANII AND OTHER REGISTERED INVESTMENT COMPANIES HELD BY DIRECTOR
SANDRA S. JAFFEE (1941) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 2005	Ms. Jaffee served as Chairman (2008 to 2009) and Chief Executive Officer of Fortent (formerly Searchspace Group), a leading provider of compliance/regulatory technology to financial institutions from August 2005 to August 2009. From August 2004 to August 2005, Ms. Jaffee served as an Entrepreneur in Residence with Warburg Pincus, a private equity firm. Prior to joining Warburg Pincus, Ms. Jaffee served as Executive Vice President at Citigroup, from September 1995 to July 2004, where she was President and Chief Executive Officer of Citibank's Global Securities Services (1995 to 2003). She currently serves as a member of the Board of Directors of Broadridge Financial Solutions, as well as a Trustee of Muhlenberg College.	88	Ms. Jaffee is a member of the Board of Directors of Broadridge Financial Solutior (11/2010 to current)

NAME, YEAR OF BIRTH AND ADDRESS	POSITION HELD WITH EACH COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS FOR PUBLIC COMPANIES AND OTHER REGISTERED INVESTMENT COMPANIES HELD BY DIRECTOR
WILLIAM P. JOHNSTON (1944) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 2005	In June 2006, Mr. Johnston was appointed as Senior Advisor to The Carlyle Group, a global private equity investment firm. In July 2006, Mr. Johnston was elected to the Board of Directors of MultiPlan, Inc. and served as a Director (July 2006 to August 2010). In August 2007, Mr. Johnston was elected to the Board of Directors of LifeCare Holdings, Inc. In February 2008, Mr. Johnston was elected to the Board of Directors of HCR-ManorCare, Inc. In May 2006, Mr. Johnston was elected to the Supervisory Board of Fresenius Medical Care AG & Co. KGaA, after its acquisition of Renal Care Group, Inc. in March 2006. Mr. Johnston joined Renal Care Group in November 2002 as a member of the Board of Directors and served as Chairman of the Board from March 2003 through March 2006. From September 1987 to December 2002, Mr. Johnston was with Equitable Securities Corporation (and its successors, SunTrust Equitable Securities and SunTrust Robinson Humphrey) serving in various investment banking and managerial positions, including Managing Director and Head of Investment Banking, Chief Executive Officer and Vice Chairman.	83	Mr. Johnston is a Member of the Supervisory Board of Fresenius Medical Care AG & Co. (5/2006 to current), LifeCare Holdings, Inc., (8/2007 to current) and HCR-ManorCare, Inc. (2/2008 to current). Mr. Johnston served a Director of Renal Care Group (11/2002 to 3/2006) and as a Director of MultiPlan, Inc. (7/2006-8/2010).
PHILLIP O. PETERSON (1944) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 2002(1) Since 2000(2)	Mr. Peterson is a mutual fund industry consultant. He was a partner of KPMG LLP (an accounting firm) until July 1999. Mr. Peterson joined William Blair Funds in February 2007 as a member of the Board of Trustees. From January 2004 to April 2005, Mr. Peterson served as Independent President of the Strong Mutual Funds.	83	Mr. Peterson is a Trustee of the William Blair Funds (2/2007 - current)

NAME, YEAR OF BIRTH AND ADDRESS	POSITION HELD WITH EACH COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS FOR PUBLIC COMPANIES AND OTHER REGISTERED INVESTMENT COMPANIES HELD BY DIRECTOR
LEMMA W. SENBET (1946) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 2005	Dr. Senbet is the William E. Mayer Chair Professor of Finance and Director, Center for Financial Policy, at the University of Maryland, Robert H. Smith School of Business. He was chair of the Finance Department during 1998 to 2006. Previously he was a chaired professor of finance at the University of Wisconsin-Madison. Also, he was director of the Fortis Funds from March 2000 to July 2002. Dr. Senbet served the finance profession in various capacities, including as director of the American Finance Association and President of the Western Finance Association. In 2006, Dr. Senbet was inducted Fellow of Financial Management Association International for his career-long distinguished scholarship and professional service.	88	None

(1) For The Hartford Mutual Funds, Inc.
(2) For The Hartford Mutual Funds II, Inc.
* Term of Office: Each director may serve until his or her successor is elected and qualifies.

OFFICERS AND INTERESTED DIRECTORS

NAME, YEAR OF BIRTH AND ADDRESS	POSITION HELD WITH EACH COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIP HELD BY DIRECTOR
DAVID LEVENSON*** (1966) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 2010	Mr. Levenson currently serves as President of The Hartford's Wealth Management business. He was appointed to this role in July 2010. Previously, Mr. Levenson served as Executive Vice President of Legacy Holdings for The Hartford from June 2009 to July 2010. From 2006 to 2009, Mr. Levenson was with Hartford Life Insurance K.K. where he served as President and CEO from 2007 to 2009. He served as Managing Director of Hartford Investment Management Company from 2005 to 2006. Additionally, Mr. Levenson serves as Executive Vice President of The Hartford and as President, Director and CEO of Hartford Life Insurance Company ("Hartford Life") and HL, Inc.	88	None
LOWNDES A. SMITH** (1939) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Director	Since 1996(1) Since 2002(2)	Mr. Smith served as Vice Chairman of The Hartford Financial Services Group, Inc. ("The Hartford") from February 1997 to January 2002, as President and Chief Executive Officer of Hartford Life, Inc. ("HL, Inc.") from February 1997 to January 2002, and as President and Chief Operating Officer of The Hartford Life Insurance Companies from January 1989 to January 2002. Mr. Smith serves as a Director of White Mountains Insurance Group, Ltd., One Beacon Insurance, Symetra Financial and as a Managing Director of Whittington Gray Associates	88	Mr. Smith is a Director of White Mountains Insurance Group Ltd. (10/2003 to current); One Beacon Insurance (10/2006 to current); Symetra Financial (8/2007 to current) and Whittington Gray Associates (1/2007 to current)
JAMES E. DAVEY**** (1964) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	President and Chief Executive Officer	Since 2010	Mr. Davey serves as Executive Vice President of Hartford Life. Additionally, Mr. Davey serves as President, Chief Executive Officer and Manager of Hartford Investment Financial Services, LLC ("HIFSCO") and President, Chief Executive Officer and Manager of HL Investment Advisors, LLC ("HL Advisors"). Mr. Davey joined The Hartford in 2002.	N/A	N/A

NAME, YEAR OF BIRTH AND ADDRESS	POSITION HELD WITH EACH COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIP HELD BY DIRECTOR
TAMARA L. FAGELY (1958) c/o Hartford Mutual Funds 500 Bielenberg Drive Woodbury, MN 55125	Vice President, Controller and Treasurer	Since 2002(1) Since 1993(2)	Ms. Fagely has been a Vice President of HASCO since 1998 and Chief Financial Officer since 2006. Currently, Ms. Fagely is a Vice President of Hartford Life. She served as Assistant Vice President of Hartford Life from December 2001 through March 2005. In addition Ms. Fagely is Controller and Chief Financial Officer of HIFSCO.	N/A	N/A
SUSAN FLEEGE (1959) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	AML Compliance Officer	Since 2011	Ms. Fleege currently serves as a Director of Risk Management at The Hartford. She previously served as AML Compliance Officer for the Fund from 2005-2008. Ms. Fleege joined Hartford Life in 2005 from Ameriprise Financial Corporation where she held the position of Counsel from 2000 to 2005. Ms. Fleege is a certified Anti-Money Laundering Specialist.	N/A	N/A
DR. ROBERT J. FROEHLICH (1953) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Senior Managing Director	Since 2009	Dr. Froehlich joined The Hartford as Senior Managing Director in September 2009. Prior to joining The Hartford, Dr. Froehlich served as Vice Chairman of Deutsche Asset Management 1997 to 2009.	N/A	N/A
EDWARD P. MACDONALD (1967) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Vice President, Secretary and Chief Legal Officer	Since 2005	Mr. Macdonald serves as Assistant Vice President of Hartford Life and Chief Legal Officer Mutual Funds and Vice President of HIFSCO. He also serves as Secretary and Vice President of HASCO, Assistant Vice President of Hartford Life, and Chief Legal Officer, Secretary and Vice President of HL Advisors. Mr. Macdonald joined the Hartford in 2005.	N/A	N/A
VERNON J. MEYER (1964) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Vice President	Since 2006	Mr. Meyer serves as Senior Vice President of Hartford Life. He also serves as Senior Vice President of HIFSCO and HL Advisors. Mr. Meyer joined The Hartford in 2004.	N/A	N/A

NAME, YEAR OF BIRTH AND ADDRESS	POSITION HELD WITH EACH COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIP HELD BY DIRECTOR
COLLEEN PERNEREWSKI‡ (1969) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Chief Compliance Officer	Since 2010	Ms. Pernerewski serves as Vice President and Chief Investment Advisor Compliance Officer of HIFSCO and as Vice President and Chief Compliance Officer of HL Advisors. Ms. Pernerewski joined The Hartford in 2005 from Travelers Life and Annuity where she served as Counsel (2004-2005). Prior to Travelers Life and Annuity, Ms. Pernerewski held the position of Counsel at The Hartford (1998-2004).	N/A	N/A
ELIZABETH L. SCHROEDER† (1966) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Vice President	Since 2010	Ms. Schroeder currently serves as Assistant Vice President of Hartford Life. Ms. Schroeder joined Hartford Life in 1991. She is also an Assistant Vice President of HIFSCO and HLIA.	N/A	N/A
MARTIN A. SWANSON† (1962) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Vice President	Since 2010	Mr. Swanson is a Vice President of Hartford Life. Mr. Swanson also serves as Vice President/Marketing for HIFSCO. Prior to joining Hartford Life in 1998, Mr. Swanson was a Vice President at PaineWebber, Inc.	N/A	N/A
JANE WOLAK (1961) c/o Hartford Mutual Funds P.O. Box 2999 Hartford, CT 06104-2999	Vice President	Since 2009	Ms. Wolak currently serves as Vice President of Hartford Life. Ms. Wolak joined Hartford Life as Vice President, Retail Product Services in May 2007. She is also Vice President of HASCO. Previously, Ms. Wolak was with Sun Life Financial where she held the position of Vice President, Service Center Operations from 2001 to 2007.	N/A	N/A

(1) For The Hartford Mutual Funds, Inc.
(2) For The Hartford Mutual Funds II, Inc.
* Term of Office: Each officer and Director may serve until his or her successor is elected and qualifies.
** "Interested person", as defined in the 1940 Act, of the Company because of the person's affiliation with, or equity ownership of, HIFSCO, Hartford Investment Management or affiliated companies.
*** David Levenson was appointed as a director of each Company effective August 4, 2010 replacing John C. Walters who resigned as a Director of the Fund effective July 30, 2010.
**** James E. Davey assumed the role of president and chief executive officer of each Company effective November 4, 2010. Robert Arena previously served as president and chief executive officer of the Companies from 2009 through 2010.
† Martin A. Swanson and Elizabeth L. Schroeder each was appointed as a Vice President of each Company effective November 4, 2010.
‡ Colleen Pernerewski assumed the role of Chief Compliance Officer for each Company effective September 8, 2010. Thomas J. Jones previously served as chief compliance officer of the Companies from 2006 through 2010

All directors and officers of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. also hold corresponding positions with Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc.

BOARD OF DIRECTORS. Each Company has a Board of Directors. The same directors serve on the Board of each Company. The Board is responsible for oversight of the Funds. The Board elects officers who are responsible for the day to day operations of the Funds. The Board oversees the investment manager and the other principal service providers of the Funds. The Board currently holds six regularly scheduled meetings throughout each year. In addition, the Board may hold special meetings at other times. As described in more detail below, the Board has established four standing committees that assist the Board in fulfilling its oversight responsibilities: the Audit Committee, Compliance Committee, Investment Committee and Nominating Committee (collectively, the "Committees").

The Board is chaired by an Independent Director. The Independent Chairman (i) presides at Board meetings and participates in the preparation of agendas for the meetings, (ii) acts as a liaison with the Funds' officers, investment manager and other directors between meetings and (iii) coordinates Board activities and functions with the Chairmen of the Committees. The Independent Chairman may also perform such other functions as may be requested by the Board from time to time. The Board has determined that the Board's leadership and committee structure is appropriate because it provides structure for the Board to work effectively with management and service providers and facilitates the exercise of the Board's independent judgment. In addition, the committee structure permits an efficient allocation of responsibility among Directors.

The Board oversees risk as part of its general oversight of the Funds and risk is addressed as part of various Board and Committee activities. The Funds are subject to a number of risks, including investment, compliance, financial, operational and valuation risks. The Funds' officers and service providers, which are responsible for the day to day operations of the Funds, implement risk management in their activities. The Board recognizes that it is not possible to identify all of the risks that may affect the Funds, and that it is not possible to develop processes and controls to eliminate all risks and their possible effects. The Audit Committee plays a lead role in receiving reports from management regarding risk assessment and management. In particular, the investment manager has established an internal committee focused on risk assessment and risk management related to the operations of the Funds and the investment manager, and the chairperson of that committee reports to the Audit Committee on a semi-annual basis (or more frequently if appropriate). Other committees also review matters relating to risk. The Compliance Committee assists the Board in overseeing the activities of the Funds' CCO, and the CCO provides an annual report to the Compliance Committee and the Board regarding material compliance matters. The Compliance Committee and the Board receive and consider other reports from the CCO throughout the year. The Investment Committee assists the Board in overseeing investment matters. The Investment Committee receives reports from the investment manager relating to investment performance, including information regarding investment risk. The Audit Committee assists the Board in reviewing financial matters, including matters relating to financial reporting risks and valuation risks. The Board may, at any time and in its discretion, change the manner in which it conducts its risk oversight role.

STANDING COMMITTEES. Each Board of Directors has established an Audit Committee, a Compliance Committee, an Investment Committee and a Nominating Committee.

Each Audit Committee currently consists of the following non-interested directors: Robert M. Gavin, Sandra S. Jaffee, William P. Johnston and Phillip O. Peterson. Each Audit Committee (i) oversees the Funds' accounting and financial reporting policies and practices, their internal controls and, as appropriate, the internal controls of certain service providers, (ii) assists the applicable Board of Directors in its oversight of the qualifications, independence and performance of the Funds' independent registered public accounting firm; the quality, objectivity and integrity of the Funds' financial statements and the independent audit thereof; and the performance of the Fund's internal audit function, and (iii) acts as a liaison between the Funds' independent registered public accounting firm and the respective full board. The Funds' independent registered accounting firm reports directly to each Audit Committee, and each Audit Committee regularly reports to its applicable Board of Directors.

Each Compliance Committee currently consists of Robert M. Gavin, Sandra S. Jaffee, William P. Johnston and Phillip O. Peterson and David Levenson. Each Compliance Committee assists the applicable Board in its oversight of the implementation by the Funds of policies and procedures that are reasonably designed to prevent the Funds from violating the Federal securities laws.

Each Investment Committee currently consists of Lynn S. Birdsong, Duane E. Hill, Lemma W. Senbet and Lowndes A. Smith. Each Investment Committee assists the applicable Board in its oversight of the Funds' investment performance and related matters.

Each Nominating Committee currently consists of all non-interested directors of the Funds: Lynn S. Birdsong, Robert M. Gavin, Duane E. Hill, Sandra S. Jaffee, William P. Johnston, Phillip O. Peterson and Lemma W. Senbet. Each Nominating Committee (i) screens and selects candidates to the applicable Board of Directors, and (ii) periodically reviews and evaluates the compensation of the non-interested directors and makes recommendations to the Board of Directors regarding the compensation of, and expense reimbursement policies with respect to, non-interested directors. The Nominating Committee will consider nominees recommended by shareholders for non-interested director positions if a vacancy among the non-interested directors occurs and if the nominee meets the Committee's criteria.

During the fiscal year ended October 31, 2010, the above referenced committees of each of the Companies met the following number of times: Audit Committee — 6 times, Investment Committee — 7 times, Nominating Committee — 3 times and the Compliance Committee — 4 times.

All Directors and officers of the Companies are also directors and officers of two other registered investment companies in the fund complex, which is comprised of those investment companies for which HIFSCO or HL Advisors serves as investment adviser.

DIRECTOR QUALIFICATIONS. The governing documents for the Companies do not set forth any specific qualifications to serve as a Director. The Charter for the Nominating Committee also does not set forth any specific qualifications, but it does set forth criteria that the Committee should consider as a minimum requirement for consideration as an independent director, including: 15 years of business or academic experience in a management, administrative or other oversight capacity; a college degree or business experience equivalent to a college degree; an ability to invest in the Funds; a person of high ethical standards; and a person able to think through and discuss complicated regulatory and financial issues and arrive at reasonable decisions on these issues on behalf of Fund shareholders.

The Board has concluded, based on each director's experience, qualifications, attributes or skills, on an individual basis and in combination with those of other directors, that each director is qualified to serve as a director for the Funds. Among the attributes and skills common to all directors are the ability to review, evaluate and discuss information and proposals provided to them regarding the Funds, the ability to interact effectively with management and service providers, and the ability to exercise independent business judgment. The Board has considered the actual service of each director in concluding that the director should continue to serve. Each director's ability to perform his or her duties effectively has been attained through the director's education and work experience, as well as service as a director for the Funds and/or other entities. Set forth below is a brief description of the specific experience of each director. Additional details regarding the background of each director is included in the chart earlier in this section.

Lynn S. Birdsong. Mr. Birdsong has served as a director of the Funds since 2003. He has served as Co-Chairman of the Investment Committee since 2005. Mr. Birdsong served in senior executive and portfolio management positions for investment management firms for more than twenty-five years. He has served as a director of other mutual funds for more than ten years.

Robert M. Gavin. Dr. Gavin has served as a director of the Funds (and their predecessors) since 1986. He has served as Chairman of the Board of the Funds since 2004. Dr. Gavin has more than twenty-two years of experience in leadership positions in higher education, including serving as president of Macalester College, St. Paul, Minnesota.

Duane E. Hill. Mr. Hill has served as a director of the Funds since 2001. He has served as the Chairman of the Nominating Committee since 2003. Mr. Hill has more than thirty-five years experience in senior executive positions in the banking, venture capital and private equity industries.

Sandra S. Jaffee. Ms. Jaffee has served as a director of the Funds since 2005. Ms. Jaffee has more than thirty-five years of experience as a senior executive in the financial services and technology area, including serving as chairman and CEO of a leading provider of compliance/regulatory technology to financial institutions and as president and CEO of the global securities services division of a major financial services company.

William P. Johnston. Mr. Johnston has served as a director of the Funds since 2005. He has served as Chairman of the Compliance Committee since 2005. Mr. Johnston has more than forty years of experience in senior leadership positions in the health care, investment banking and legal industries. He currently serves as a senior adviser to a global private equity investment firm and serves on other boards. He previously served as managing director and head of investment banking, CEO and vice chairman for an investment bank.

Phillip O. Peterson. Mr. Peterson has served as a director of the Funds (and their predecessors) since 2000. He has served as the Chairman of the Audit Committee since 2002. Mr. Peterson was a partner of a major accounting firm, providing services to the investment management industry. He has served as an independent president of a mutual fund complex, and he serves on another mutual fund board.

Lemma W. Senbet. Dr. Senbet has served as a director of the Funds (and their predecessors) since 2000. For more than twenty years, Dr. Senbet has served as a professor of finance, including serving as the Director of Center for Financial Policy and as the chair of the finance department at a major university. He has served the finance profession in various capacities, including as a director or officer of finance associations.

Lowndes A. Smith. Mr. Smith has served as a director of the Funds (and their predecessors) since 1996. He has served as Co-Chairman of the Investment Committee since 2005. Mr. Smith previously served as Vice Chairman of The Hartford Financial Services Group, Inc. and as President and CEO of Hartford Life Insurance Company. Mr. Smith serves on a variety of other boards.

David Levenson. Mr. Levenson has served as a director of the Funds since 2010. He currently serves as Executive Vice President of The Hartford Financial Services Group, Inc. and as President, Director and Chief Executive Officer of Hartford Life Insurance Company and Hartford Life, Inc.

The following table discloses the dollar range of equity securities beneficially owned by each director as of December 31, 2010 (i) in each Fund and (ii) on an aggregate basis in any registered investment companies overseen by the director within the same family of investment companies.

NON-INTERESTED DIRECTORS

NAME OF DIRECTOR	DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND		AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY DIRECTOR IN FAMILY OF INVESTMENT COMPANIES
Lynn S. Birdsong	Capital Appreciation II Fund	Over $100,000	Over $100,000
	Dividend and Growth Fund	$50,001-$100,000	
	Equity Income Fund	$10,001-$50,000	
	Fundamental Growth Fund	$10,001-$50,000	
	Global All-Asset Fund	$10,001-$50,000	
	Global Growth Fund	Over $100,000	
	High Yield Fund	$10,001-$50,000	
	MidCap Fund	$10,001-$50,000	
	Total Return Bond Fund	$10,001-$50,000	
Dr. Robert M. Gavin	Balanced Allocation Fund	Over $100,000	Over $100,000
	Global Growth Fund	$10,001-$50,000	
	Growth Fund	Over $100,000	
	Growth Opportunities Fund	Over $100,000	
	Money Market Fund	$50,001-$100,000	
	Total Return Bond Fund	Over $100,000	
Duane E. Hill	Capital Appreciation Fund	Over $100,000	Over $100,000
	Floating Rate Fund	$50,001-$100,000	
Sandra S. Jaffee	Capital Appreciation Fund	$10,001-$50,000	$50,001-$100,000
William P. Johnston	Capital Appreciation Fund	Over $100,000	Over $100,000
	Capital Appreciation II Fund	Over $100,000	
	Global All-Asset Fund	Over $100,000	
Phillip O. Peterson	Capital Appreciation II Fund	$10,001-$50,000	$50,001-$100,000
	Global Research Fund	$10,001-$50,000	
Lemma W. Senbet	Capital Appreciation II Fund	$1-$10,000	Over $100,000
	Dividend and Growth Fund	$10,001-$50,000	
	Global Health Fund	$10,001-$50,000	
	Growth Opportunities Fund	$10,001-$50,000	
	Small Company Fund	$10,001-$50,000	
	Municipal Real Return Fund	$1-$10,000	
	Value Fund	$1-$10,000	

INTERESTED DIRECTORS

NAME OF DIRECTOR	DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND		AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY DIRECTOR IN FAMILY OF INVESTMENT COMPANIES
Lowndes A. Smith	Advisers Fund	$10,001-$50,000	Over $100,000
	Capital Appreciation Fund	Over $100,000	
	Global Growth Fund	$10,001-$50,000	
	Global Health Fund	$50,001-$100,000	
	Global Real Asset Fund	Over $100,000	
	Global Research Fund	$10,001-$50,000	
	International Opportunities Fund	$10,001-$50,000	
	MidCap Fund	$50,001-$100,000	
	Small Company Fund	$50,001-$100,000	
David Levenson	Capital Appreciation II Fund	Over $100,000	Over $100,000
	Dividend and Growth Fund	$1-$10,000	
	Fundamental Growth Fund	Over $100,000	
	Global Growth Fund	$10,001-$50,000	
	Global Health Fund	$50,001-$100,000	
	Global Research Fund	$50,001-$100,000	
	Growth Fund	$10,001-$50,000	
	Growth Opportunities Fund	$10,001-$50,000	

MidCap Fund	$10,001-$50,000
Value Fund	$10,001-$50,000
Value Opportunities Fund	$1-$10,000

COMPENSATION OF OFFICERS AND DIRECTORS. The Funds pay a portion of the chief compliance officer's compensation, but otherwise do not pay salaries or compensation to any of their officers or directors who are employed by The Hartford. The chart below sets forth the compensation paid by each Company to the following directors for the fiscal year ended October 31, 2010 and certain other information.

Name of Person, Position	Aggregate Compensation From The Hartford Mutual Funds, Inc.	Aggregate Compensation From The Hartford Mutual Funds II, Inc.	Pension Or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From the Funds And Fund Complex Paid To Directors*
Lynn S. Birdsong, Director	$ 99,486	$ 5,813	$ 0	$ 0	$ 187,50
Dr. Robert M. Gavin, Director	$ 138,751	$ 8,107	$ 0	$ 0	$ 261,50
Duane E. Hill, Director	$ 88,874	$ 5,193	$ 0	$ 0	$ 167,50
Sandra S. Jaffee, Director	$ 88,079	$ 5,146	$ 0	$ 0	$ 166,00
William P. Johnston, Director	$ 101,609	$ 5,937	$ 0	$ 0	$ 191,50
Phillip O. Peterson, Director	$ 101,609	$ 5,937	$ 0	$ 0	$ 191,50
Lemma W. Senbet, Director	$ 81,713	$ 4,774	$ 0	$ 0	$ 154,00
Lowndes A. Smith, Director	$ 97,100	$ 5,673	$ 0	$ 0	$ 183,00

* As of October 31, 2010, four registered investment companies in the Complex paid compensation to the directors.

The sales load for Class A and Class L shares of the Funds is waived for present and former officers, directors and employees of the Companies, The Hartford, the sub-advisers, the transfer agent and their affiliates. Such waiver is designed to provide an incentive for individuals that are involved and affiliated with the Funds and their operations to invest in the Funds.

Each Company's Articles of Incorporation provide that the Company to the full extent permitted by Maryland General Corporate Law and the federal securities laws shall indemnify the directors and officers of the Company. The Articles of Incorporation do not authorize the Companies to indemnify any director or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

As of May 2, 2011, the officers and directors of each Company as a group beneficially owned less than 1% of the outstanding shares of each class of each Fund. As of the date of this filing, no person held an interest in Emerging Markets Local Debt Fund, Emerging Markets Research Fund or World Bond Fund equal to 5% or more of the outstanding shares of a class. As of May 2, 2011, the following persons held an interest in the following Funds equal to 5% or more of outstanding shares of a class:

The Hartford Advisers Fund	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
FRONTIER TRUST COMPANY FBO									
S&L FIRE PROTECTION 401K									
FARGO ND						6.46%			
EDWARD D JONES & CO									
ATTN MUTUAL FUND SHAREHOLDER									
ACCOUNTING									
MARYLAND HTS MO	40.80%	12.36%	5.39%						
EMJAY CORP TRUSTEE FBO:									
FASCORE LLC RETIREMENT PLANS									
GREENWOOD VLG CO									7.9
SAXON & CO									
PHILADELPHIA PA									39.5

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
WELLINGTON TRUST CO FBO WELLINGTON RET & PENSION PLAN BOSTON MA									46.2
US BANK FBO WELLS FARGO EXECUTIVE BENEFITS MILWAUKEE WI							73.20%		
ROBERT C NIEDERMAYER TRUSTEE FBO OCCMED PA LIFE PLAN CHEEKTOWAGA NY						10.50%			
FRONTIER TRUST COMPANY FBO AEGIS IMAGING RETIREMENT PLAN FARGO ND						20.59%			
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT						49.74%		98.93%	6.2
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			6.11%						
CITIGROUP GLOBAL MARKETS, INC ATTN PETER BOOTH NEW YORK NY			10.65%						
PERSHING LLC JERSEY CITY NJ	5.56%	11.02%	7.36%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	6.49%	7.07%	14.89%						
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT							23.73%		
The Hartford Balanced Allocation Fund									
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					31.45%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			5.62%		7.60%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							5.60%	10.22%	
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY					18.64%				
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	43.08%	14.74%	5.85%						

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT	6.39%					79.10%	89.58%	85.87%	
PERSHING LLC JERSEY CITY NJ	7.23%	12.61%	10.41%		8.98%				
STIFEL NICOLAUS & CO INC AIRIE KNIFEL WAREHIME & SAINT LOUIS MO					7.03%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		13.21%	12.75%		11.07%				
The Hartford Balanced Income Fund									
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY					34.17%	6.53%			
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO CONSOLIDATED PLANNING CORP 401 K ATLANTA GA							57.87%		
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT						16.66%	30.49%	100.00%	100.0
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					13.03%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			9.30%		8.00%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			18.85%		7.35%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		7.70%	21.62%		25.47%				
PERSHING LLC JERSEY CITY NJ		9.61%	11.88%		8.74%				
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	72.98%	56.09%	9.28%						
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						66.20%	6.83%		

The Hartford Capital Appreciation Fund	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN: MUTUAL FUNDS SAN FRANCISCO CA							8 81%		
STATE STREET BANK AND TRUST CO CUST FBO ADP ACCESS BOSTON MA						5 03%			
NFS LLC FEBC FIIOC AGENT FBO QUALIFIED EMPLOYEE PLANS 401K COVINGTON KY									8.0
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									9.3
NFS LLC FEBC MELLON BK CUST FOR SAI CORE FUND SU B FMTC-UNITIZED BOSTON MA									28.3
STATE STREET BANK AND TRUST CUST FBO HARTFORD CHECKS & BALANCES FND ATTN: MARILYN ORR WOODBURY MN									28.9
MAC & CO FBO MERCER ATTN: MUTUAL FUND OPERATIONS PITTSBURGH PA								14.12%	
PERSHING LLC JERSEY CITY NJ	7.28%	10.49%	7.34%						
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: JIT OPERATIONS HARTFORD CT						61 60%	48.41%	26.92%	
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	33 55%	19 29%			23 83%				
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			7 04%						
CITIGROUP GLOBAL MARKETS, INC. ATTN PETER BOOTH NEW YORK NY			5.21%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		8.47%	10.44%		31 88%		6.80%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	7.10%	15.36%	14.72%		12.49%				
MERCER TRUST CO TTEE FBO EDWARD D JONES & CO DEFFDCOMP PLAN ATTN DC PLAN ADMIN NORWOOD MA								40.89%	
The Hartford Capital Appreciation II Fd									
FIIOC FBO NUNHEMS USA INC 401K PSP COVINGTON KY							7.39%		
MG TRUST CO AGENT FOR NTC & CO CUST FBO RETIF OIL & FUEL LLC DENVER CO								37.33%	
COUNSEL TR DBA MATC FBO JB MATHEWS CO 401K PSP & TR PITTSBURGH PA								8.07%	
COUNSEL TR DBA MATC FBO KUNES RETPLAN PITTSBURGH PA								5.35%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							8.43%		
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									7.4
COUNSEL TRUST DBA MATC FBO ENGINEERED STRUCTURES INC 401 K PROFIT SHARING PLAN PITTSBURGH PA								21.04%	
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									75 4
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	7.21%	13.72%	11.97%		18.20%				
SCOTT NICHOLSON FBO ENTERPRISE RECOVERY SYSTEMS 401K PSP & TR WESTCHESTER IL								7.71%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN: MUTUAL FUNDS SAN FRANCISCO CA							37.03%		
PERSHING LLC JERSEY CITY NJ	13.73%	12.13%	11.09%		12.23%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		7.93%	12.50%		17.55%		10.04%		
CITIGROUP GLOBAL MARKETS, INC ATTN: PETER BOOTH NEW YORK NY			8.41%		18.46%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			7.61%						
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					18.09%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						19.47%	5.78%		
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	25.89%	14.41%							
The Hartford Checks and Balances Fund									
TRIMEC AVIATION INC TTEE FBO TRIMEC AVIATION INC 401K PSP C/O FASCORE LLC GREENWOOD VILLAGE CO							7.99%		
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		10.92%	15.39%		16.99%				
CITIGROUP GLOBAL MARKETS, INC ATTN: PETER BOOTH NEW YORK NY					8.41%				
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT							12.79%	100.00%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							48.21%		
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						71.67%	21.80%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					13.63%				
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			11.33%		10.70%				
PERSHING LLC JERSEY CITY NJ	7.96%	11.48%	14.22%		10.64%				
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	59.40%	33.62%	8.50%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL					21.54%				
The Hartford Conservative Allocation Fd									
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			7.83%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			5.01%		8.49%				
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO APTIMA INC SH 401 K PS PLAN ATLANTA GA								6.96%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							24.22%	12.23%	
ELAINE M MARTINELLI SOUTHINGTON CT					8.54%				
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	40.87%	17.07%	6.82%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		14.29%	10.50%		19.41%				
PERSHING LLC JERSEY CITY NJ	8.50%	12.01%	17.89%		16.34%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN UIT OPERATIONS HARTFORD CT	8.76%					84.95%	72.81%	78.29%	
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					29.28%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
The Hartford Corporate Opportunities Fd									
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		7 12%	7 98%						
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									15.4
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									16.2
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									57.7
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ			12 68%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		7 87%	12 27%						
PERSHING LLC JERSEY CITY NJ	5.39%	7 97%	8 60%						
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	71 72%	36 98%	6 31%						
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			6.38%						
The Hartford Disciplined Equity Fund									
FRONTIER TRUST COMPANY FBO MEDICAL DEVISE SALES INC 401K FARGO ND							6.92%		
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									27.5
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									22.8
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									29.0
HARTFORD LIFE INSURANCE COMPANY ATTN MARK STROGOFF HARTFORD CT						74 55%	93.08%	100 00%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO			17.85%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	50.70%	12.71%	7.47%						
PERSHING LLC JERSEY CITY NJ		5.39%							
PAUL ALTOZ FBO WIDELITY INC 401K PSP & TR FAIRFAX VA						15.85%			
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									9.8
The Hartford Diversified Int'l Fund									
HARTFORD LIFE INSURANCE COMPANY ATTN. MARK STROGOFF HARTFORD CT	41.10%	68.75%	52.32%		87.79%	93.90%	95.02%	100.00%	100.0
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	27.33%	9.83%	5.63%						
PERSHING LLC JERSEY CITY NJ	8.56%								
The Hartford Dividend and Growth Fund									
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			8.23%						
SEI PRIVATE TRUST CO C/O SUNTRUST BANK ATTN MUTUAL FUNDS ADMINISTRATOR OAKS PA									5.1
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									10.7
STATE STREET BANK AND TRUST CUST FBO HARTFORD CHECKS & BALANCES FND ATTN. MARILYN ORR WOODBURY MN									59.9
MAC & CO CUST FBO MERCER 401K ATTN: MUTUAL FUND OPERATIONS PITTSBURGH PA								84.13%	
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL						7.40%	35.38%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						58.39%	27.99%		
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO			14.37%						
PERSHING LLC JERSEY CITY NJ		8.46%	9.16%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	64.65%	34.20%	9.01%		82.67%				
STATE STREET BANK AND TRUST CO CUST FBO ADP ACCESS BOSTON MA						11.25%	5.30%		
The Hartford Equity Growth Allocation Fd									
CITIGROUP GLOBAL MARKETS, INC ATTN: PETER BOOTH NEW YORK NY					9.88%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							5.24%	13.20%	
MG TRUST CO CUST FBO ROBBINS TESAR INC 401K PLA DENVER CO						17.94%			
LUCINDA HOTTENSTEIN CHESTER SPRGS PA					5.37%				
UBS FINANCIAL SERVICES INC. FBO MELANIE A LEBLANC ROLLOVER IRA LAFAYETTE LA					6.12%				
PERSHING LLC JERSEY CITY NJ	6.31%	9.92%	5.34%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			5.52%		11.04%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		8.50%	11.21%		11.07%				
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					20.67%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT	11.63%					72.24%	87.93%	84.03%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	20.87%	7.36%							
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			6.60%		19.97%				
The Hartford Equity Income Fund									
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									10.5
ORCHARD TRUST CO TTEE EMPLOYEE BENEFITS CLIENTS 401K GREENWOOD VLG CO								81.06%	
FIIOC FBO SIGNATURE TECHNOLOGY GROUP INC COVINGTON KY								7.21%	
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									21.1
FIIOC FBO ENDWAVE 401K PLAN COVINGTON KY							7.55%		
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									10.7
FIIOC FBO REDEKER FURNITURE CO COVINGTON KY							7.09%		
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									9.2
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2030 FUND ATTN MARILYN ORR WOODBURY MN									6.6
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									17.1
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			16.26%						
HARTFORD LIFE INSURANCE COMPANY ATTN MARK STROGOFF HARTFORD CT								11.73%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
ORCHARD TRUST CO TTEE EMPLOYEE BENEFITS CLIENTS 401K GREENWOOD VLG CO							9.62%		
PERSHING LLC JERSEY CITY NJ		5.38%	8.14%		8.61%				
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	81.44%	56.15%	10.53%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			6.46%		32.12%	11.29%	53.35%		
CITIGROUP GLOBAL MARKETS, INC. ATTN PETER BOOTH NEW YORK NY					17.56%	6.18%			
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN UIT OPERATIONS HARTFORD CT						37.04%	15.27%		
MG TRUST COMPANY CUST FBO STEVEN VALENTINO DENVER CO						9.47%			
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO EQUIPMENT & SYSTEMS 401K P/S PLAN ATLANTA GA						7.36%			
STATE STREET BANK AND TRUST CO CUST FBO ADP ACCESS BOSTON MA						6.21%			
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		6.19%	11.96%		17.01%				
The Hartford Floating Rate Fund									
MARIL & CO FBO JD C/O M&I TRUST CO NA - ATTN MF MILWAUKEE WI									32.5
MG TRUST CO CUST FBO KRUSE LANDA MAYCOCK & RICKS DENVER CO							10.40%		
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN MUTUAL FUNDS SAN FRANCISCO CA								52.01%	
TD AMERITRADE TRUST COMPANY DENVER CO								6.00%	
NFS LLC FEBO JUSTICE B KING DAVID S BAKER TTEE F ISHER PATTERSON SAYLER SMITH PFT SH RING PL TOPEKA KS								5.13%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
MORI & CO KANSAS CITY MO									25.8
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									14.2
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									12.6
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									7.2
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					8.13%				
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO ASHBURN & MASON PC PSP & TRUST ATLANTA GA							15.80%		
PERSHING LLC JERSEY CITY NJ	12.22%	12.69%	6.97%		9.31%				
UBS FINANCIAL SERVICES INC. FBO ALEXANDER BATTERY CO INC MONEY PURCHASE ARLINGTON HTS IL						5.73%			
COMMUNITY BANK NA CUST FBO CLIENTS OF BPA-HARBRIDGE RET PL UTICA NY							19.16%		
RAYMOND JAMES ATTN. COURTNEY WALLER ST PETERSBURG FL			5.74%						
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY			10.57%		15.19%	32.72%			
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	6.12%								
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL	6.32%	17.81%	17.99%		25.20%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	6.69%	18.48%	16.92%		19.56%				
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ	11.47%		8.40%						

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
NFS LLC FEBC WTRISC TTEE RA JONES & CO INC FUNDED DEFINED BENEFIT PL COVINGTON KY							27.34%		
The Hartford Fundamental Growth Fund									
HARTFORD LIFE INSURANCE COMPANY ATTN MARK STROGOFF HARTFORD CT					16.30%	96.26%	100.00%	100.00%	
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									7.3
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									62.5
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			5.91%		62.88%				
CITIGROUP GLOBAL MARKETS, INC ATTN PETER BOOTH NEW YORK NY		7.68%							
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	25.30%	7.97%							
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	9.24%	5.88%	11.96%		12.65%				
PERSHING LLC JERSEY CITY NJ	9.25%	8.90%	7.02%						
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			10.23%						
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									12.9
The Hartford Global All-Asset Fund									
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL	6.01%		27.75%		41.85%		31.02%		
NFS LLC FEBC US BANK NATIONAL ASSOCIATION MILWAUKEE WI									37.9
HARTFORD LIFE INSURANCE COMPANY ATTN MARK STROGOFF HARTFORD CT						80.74%	62.86%	99.55%	62.0

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					10.07%				
CITIGROUP GLOBAL MARKETS, INC ATTN PETER BOOTH NEW YORK NY			5.51%		18.68%				
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			12.98%						
PERSHING LLC JERSEY CITY NJ	7.11%		8.91%		12.09%				
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ	10.49%								
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	30.80%								
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO			8.33%		7.32%				
The Hartford Global Enhanced Dividend Fd									
HARTFORD LIFE INSURANCE COMPANY ATTN MARK STROGOFF HARTFORD CT	100.00%		100.00%		100.00%	100.00%	100.00%	100.00%	100.0
The Hartford Global Growth Fund									
MARK D BLUMENTHAL FBO MARK D BLUMENTHAL INSURANCE IN 401K PSP & TR CORONADO CA						5.50%			
NATLIN LLC JASON TRUMBAUER TRUSTEE IND (K) JESUP IA						5.61%			
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									12.5
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									39.2
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	40.09%	16.13%	7.42%			8.85%			
HARTFORD LIFE INSURANCE COMPANY ATTN MARK STROGOFF HARTFORD CT						47.57%	98.08%	100.00%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									42.3
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO			10.16%						
PERSHING LLC JERSEY CITY NJ		6.91%	6.62%						
ORCHARD TRUST CO TTEE EMPLOYEE BENEFITS CLIENTS 401K GREENWOOD VLG CO						16.52%			
<u>The Hartford Global Health Fund</u>									
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					18.09%				
HARTFORD LIFE INSURANCE COMPANY HARTFORD CT								8.82%	
RELIANCE TRUST COMPANY FBO NORTH AMERICAN F ATLANTA GA								12.02%	
FIIOC FBO TWO DEGREES LLC COVINGTON KY								36.06%	
CPC AS AGENT FOR RELIANCE TRUST COMPANY FBO APTIMA INC SH 401 K PS PLAN ATLANTA GA								36.25%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN UIT OPERATIONS HARTFORD CT						49.58%	89.07%		
WELLINGTON TRUST CO FBO WELLINGTON RET & PENSION PLAN BOSTON MA									95.5
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		6.85%	12.07%		15.80%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		9.71%	17.00%		31.96%				
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL	5.06%		11.18%						
PERSHING LLC JERSEY CITY NJ	7.18%	11.37%	8.76%		11.83%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MC	26.74%	18.08%							
STATE STREET BANK AND TRUST CO CUST FBO ADP ACCESS BOSTON MA						36.75%			
The Hartford Global Real Asset Fund									
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY			7.26%		5.88%				
NFS LLC FEBC THE NORTHERN TRUST COMPANY CHICAGO IL									7.0
MITRA & CO FBO 98 - ERISA ONLY C/O M&I TRUST CO NA - ATTN MF MILWAUKEE WI									5.5
YMCA OF METROPOLITAN HARTFORD INC HARTFORD CT									9.0
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT						91.25%	98.88%	100.00%	31.8
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					12.81%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO			10.20%		11.75%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			11.29%						
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN: MUTUAL FUNDS SAN FRANCISCO CA	5.21%								
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL	7.99%		19.56%		50.83%				
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ	8.85%		6.26%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MC	25.43%		6.30%						
PERSHING LLC JERSEY CITY NJ	16.51%		10.71%		7.21%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
The Hartford Global Research Fund									
FRONTIER TRUST COMPANY FBO POLY TECHNOLOGIES INC 401 K FARGO ND						6.20%			
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2020 FUND ATTN: MARILYN ORR WOODBURY MN									9.6
STATE STREET BANK & TRUST COMM EST HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									8.1
WELLINGTON TRUST CO FBO WELLINGTON RET & PENSION PLAN BOSTON MA									5.5
STATE STREET BANK & TRUST COMM EST THE HARTFORD CONSERVATIVE ATTN MARILYN ORR WOODBURY MN									10.8
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									17.7
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									24.4
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT					27.86%	91.59%	97.17%	98.21%	
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			6.34%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		11.55%	5.93%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	5.53%	10.35%	8.98%		46.34%				
PERSHING LLC JERSEY CITY NJ	7.54%	10.50%	7.95%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	29.99%	9.50%							

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
STATE STREET BANK & TRUST COMM EST THE HARTFORD TARGET RETIREMENT 2030 FUND WOODBURY MN									7.8
JAMES O DAVIS SAN FRANCISCO CA					7.14%				
The Hartford Growth Allocation Fund									
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			5.03%		15.35%				
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO APTIMA INC SH 401 K PS PLAN ATLANTA GA								9.52%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT								22.58%	
GPC SECURITIES INC AGENT TRUSTEE RELIANCE TRUST CO CUSTODIAN FBO STERLING GROUP HOLDINGS LLC RET SAV ATLANTA GA							5.16%		
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					21.67%				
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			5.00%		8.48%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	5.37%	12.18%	11.45%		14.20%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN UIT OPERATIONS HARTFORD CT	6.20%					84.54%	84.51%	64.83%	
PERSHING LLC JERSEY CITY NJ	7.11%	11.62%	6.48%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	30.90%	10.17%							
NFS LLC FEBO NORMAN W HINTON CARMEN HINTON MIAMI FL					5.52%				

The Hartford Growth Fund	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
WACHOVIA BANK FBO VARIOUS RETIREMENT PLANS CHARLOTTE NC									7.3
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT							93.94%		
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT								44.83%	
HARTFORD SECURITIES DISTRIB. CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT								43.95%	
SCOTT NICHOLSON FBO ENTERPRISE RECOVERY SYSTEMS 401K PSP & TR WESTCHESTER IL								11.20%	
NFSC FEBO FIIOC AGENT FBO QUALIFIED EMPLOYEE PLANS 401K COVINGTON KY									57.5
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									10.0
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		6.99%	11.91%						
FRONTIER TRUST COMPANY FBO GOLDEN BOTTOMLINE CONSULTING INC FARGO ND						7.18%			
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									13.0
PFPC INC AS AGENT FOR PFPC TRUST FBO JJB HILLIARD WL LYONS INC KING OF PRUSSA PA	9.13%								
LYN KUTZELMAN FBO ALC INCORPORATED 401 K PROFIT SHARING PLAN & TRUST ATKINSON NH						13.21%			
JEFFREY A GRUBB FBO INNOVA MARKETING INC 401K PSP & TR EDEN PRAIRIE MN						16.94%			
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					5.08%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			10.64%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		7.13%	10.69%						
PERSHING LLC JERSEY CITY NJ		8.29%	5.65%						
MG TRUST CO CUST FBO CLARKSTON SCHOOL DISTRICT J250-185 DENVER CO						11.95%			
CITIGROUP GLOBAL MARKETS, INC. ATTN PETER BOOTH NEW YORK NY					5.15%	18.73%			
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	24.76%	12.65%			48.40%				
The Hartford Growth Opportunities Fund									
FIIOC FBO MCWANE SALARIED 401K RETIREMENT PLAN COVINGTON KY								16.97%	
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN MUTUAL FUNDS SAN FRANCISCO CA								11.29%	
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									21.8
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									9.1
FINABAD C/O FIRST ADVISORS BAR HARBOR ME									5.1
ANB 400 & CO AMARILLO TX									7.6
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									5.6
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	5.52%	11.80%	10.62%		6.64%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
MERCER TRUST CO TTEE FBO EDWARD D JONES & CO DEFFDCOMP PLAN ATTN DC PLAN ADMIN NORWOOD MA								59.34%	
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									6.8
WILMINGTON TRUST RISC TTEE FBO TNEMEC COMPANY INC 401(K) SAVINGS PLAN PHOENIX AZ						7.00%			
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN UIT OPERATIONS HARTFORD CT						31.79%	76.84%		
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					53.08%				
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ			5.34%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		9.90%	20.41%		29.12%	11.98%	6.05%		
PERSHING LLC JERSEY CITY NJ	8.43%	12.02%	6.45%						
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	18.13%	10.39%							
CITIGROUP GLOBAL MARKETS, INC ATTN PETER BOOTH NEW YORK NY			13.21%						
STATE STREET BANK AND TRUST CO CUST FBO ADP ACCESS BOSTON MA						5.19%			
The Hartford High Yield Fund									
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									31.1
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO GINSBERG'S INSTIT FOODS INC PLAN ATLANTA GA						5.57%			
FIIOC FBO WEASTEC INC RETIREMENT SAVINGS PLAN COVINGTON KY							25.77%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
HARTFORD LIFE INSURANCE COMPANY									
ATTN MARK STROGOFF							20.25%	20.08%	
HARTFORD CT									
MG TRUST CO CUST FBO									
G L S & ASSOCIATES							19.94%		
DENVER CO									
ORCHARD TRUST CO TTEE									
EMPLOYEE BENEFITS CLIENTS 401K							14.98%		
GREENWOOD VLG CO									
MENDY HAAS FBO									
THIRD POINT LLC 401K PSP									
& TR							6.22%		
NEW YORK NY									
GPC AS AGENT FOR									
RELIANCE TRUST COMPANY FBO									
LABELMATCH 401K PLAN						7.04%			
ATLANTA GA									
LUKE DAHLHEIMER FBO									
DAHLHEIMER BEVERAGE LLC 401K									
PROFIT SHARING PLAN & TRUST								27.58%	
MONTICELLO MN									
CHARLES SCHWAB & CO INC									
SPECIAL CUSTODY ACCOUNT									
FBO CUSTOMERS									
ATTN MUTUAL FUNDS					10.20%				
SAN FRANCISCO CA									
WEST VIRGINIA SAVINGS PLAN COMM									
EST WEST VIRGINIA SAVINGS PLAN									
ATTN MARILYN ORR									30.5
WOODBURY MN									
STATE STREET BANK & TRUST CUST									
FBO THE HARTFORD CONSERVATIVE ALLOC									
ATTN MARILYN ORR									24.7
WOODBURY MN									
MICHAEL GOOKAS FBO									
SUNCOAST DENTAL CENTER PA 401K PSP									
& TR								50.58%	
NAPLES FL									
FRONTIER TRUST COMPANY FBO									
ORION BEHAVIORAL HEALTH NETWORK LLC						7.24%			
FARGO ND									
FRONTIER TRUST COMPANY FBO									
RUDD CONSTRUCTION INC 401K PS PLA						9.08%			
FARGO ND									
CITIGROUP GLOBAL MARKETS, INC.									
ATTN PETER BOOTH									
NEW YORK NY					6.89%				
SEI PRIVATE TRUST COMPANY									
ATTN MUTUAL FUNDS ADMINISTRATOR									
C/O UNION BANK					10.61%				
OAKS PA									

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					22.70%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			6.23%		9.95%				
RAYMOND JAMES ATTN. COURTNEY WALLER ST PETERSBURG FL			7.78%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	5.01%	11.64%	15.53%		15.28%				
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ	8.41%		6.38%						
PERSHING LLC JERSEY CITY NJ	8.41%	14.64%	14.32%		7.18%				
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	30.01%	21.69%							
US BANK NA CUSTODIAN FBO CAPINCO VARIOUS OMNIBUS ACCOUNT MILWAUKEE WI									7.4
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO SECURITY PACKAGING INC 401K PS PLAN ATLANTA GA						15.05%			
The Hartford Inflation Plus Fund									
PERSHING LLC JERSEY CITY NJ	12.14%	14.80%	8.51%		6.12%				
FIIOC FBO STATE OF FRANKLIN HEALTHCARE ASSOCIATES 401K COVINGTON KY								5.00%	
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	19.44%	8.40%	8.81%						
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									8.5
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									13.9

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									29.4
NEW YORK LIFE TRUST COMPANY FBO VARIOUS RETIREMENT PLANS PARSIPPANY NJ								11.04%	
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN MUTUAL FUNDS SAN FRANCISCO CA								12.56%	
NFS LLC FEBC STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS HARRISON NY							5.69%		
UBS FINANCIAL SERVICES INC. FBO ROCKFORD MANUFACTURING 401 (K) SVGS PLAN ERNEST KOELLA TTEE ROCKFORD TN							6.08%		
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ	6.18%								
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									19.5
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	8.35%	17.43%	15.18%	8.53%	22.12%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							6.10%		
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL	5.13%	12.30%	15.50%		25.70%				
CITIGROUP GLOBAL MARKETS, INC ATTN PETER BOOTH NEW YORK NY			8.36%		12.21%				
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			6.63%						
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					7.03%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN UIT OPERATIONS HARTFORD CT						83.07%	40.11%		

The Hartford International Growth Fund	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
JOAN PASCAK FBO									
KANNER MENDELSON & SHTEIMAN 401K									
PSP & TR									
N PALM BEACH FL						8.83%			
PERSHING LLC									
JERSEY CITY NJ	5.26%	8.21%	5.94%						
NFSC FEBO									
FIICC AGENT FBO									
QUALIFIED EMPLOYEE									
PLANS 401K									
COVINGTON KY									87.9
MARK D BLUMENTHAL FBO									
MARK D BLUMENTHAL INSURANCE IN 401K									
PSP & TR									
CORONADO CA								22.84%	
HARTFORD LIFE INSURANCE COMPANY									
HARTFORD CT							6.99%	77.16%	
MG TRUST CO CUST FBO									
ALTERNATE SOLUTIONS HOMECARE LLC									
DENVER CO							19.46%		
FIICC									
FBO ISSI 401K PLAN									
COVINGTON KY							68.89%		
STATE STREET BANK AND TRUST CO CUST									
FBO UNITED ENGINEERING COMPANY									
401K PLAN									
FEVELY MO						7.54%			
STATE STREET BANK AND TRUST CO CUST									
FBO THE FIRST NATIONAL BANK									
OF SYCAMORE									
SYCAMORE OH						8.41%			
KEYBANK NA									
FBO UNIVERSITY CIRCLE INC CUS									
CLEVELAND OH									9.1
STATE STREET BANK AND TRUST CO CUST									
FBO TRUSTAFF MANAGEMENT INC									
CINCINNATI OH						10.56%			
STATE STREET BANK AND TRUST CO CUST									
FBO HARLAN GLOBAL MANUFACTURING									
KANSAS CITY KS						13.36%			
STATE STREET BANK AND TRUST CO CUST									
FBO HENSELER ORTHODONTICS PA									
WOODBURY MN						18.09%			
MLPF&S FOR THE SOLE BENEFIT OF									
ITS CUSTOMERS									
ATTN FUND ADMINISTRATION									
JACKSONVILLE FL					6.48%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN: MUTUAL FUNDS SAN FRANCISCO CA					10.53%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			5.17%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		8.52%	11.39%		43.74%				
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	51.63%	23.75%							
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY			6.95%						
The Hartford International Value Fund									
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									21.8
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									8.9
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2030 FUND ATTN MARILYN ORR WOODBURY MN									7.7
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR 500 BIELENBERG DR WOODBURY MN 55125-4401									14.0
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					6.26%				
PERSHING LLC JERSEY CITY NJ			12.84%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	41.67%								
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT	41.29%		78.43%		88.80%	96.98%	100.00%	100.00%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2020 FUND ATTN: MARILYN ORR WOODBURY MN									6.6
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									24.2
The Hartford Int'l Opportunities Fund									
FIICC FBO CTCA 401K SAVINGS AND RETIREMENT PLAN COVINGTON KY							14.27%		
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									16.5
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									18.0
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									42.8
FIICC FBO THE CAPE COD FIVE CENTS SAVINGS BANK 401K PLAN COVINGTON KY								6.51%	
NFS LLC FEBO RUSTIN CLARK TTEE ESSDACK CONSORTIUM 403B PLAN HUTCHINSON KS								11.36%	
FIICC FBO CROWN DISTRIBUTING CO OF EVERETT INC EMPLOYEES RETIREMENT COVINGTON KY								47.55%	
FIICC FBO C-E MINERALS INC COVINGTON KY							11.72%		
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									5.3
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		5.24%	9.57%		11.72%				
FIICC FBO JONES VARGAS CHARTERED COVINGTON KY							8.11%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
PERSHING LLC JERSEY CITY NJ	6.97%	9.97%	8.58%		6.02%				
PIMS/PRUDENTIAL RETIREMENT AS NOMINEE FOR THE TTEE/CUST PL 880 EVANS HOTELS 401 K SAN DIEGO CA						8.88%			
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY			7.95%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			6.11%		18.30%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL					34.78%				
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					5.63%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						59.53%	24.51%		
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	40.26%	16.25%							
The Hartford Int'l Small Company Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						87.21%	35.78%		
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									11.5
WELLINGTON TRUST CO FBO WELLINGTON RET & PENSION PLAN BOSTON MA									5.3
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									12.0
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									23.9
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									30.3

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT						11.75%	63.42%	100.00%	
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			5.09%		9.58%				
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ			7.36%						
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY		5.73%							
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		7.66%	7.71%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	23.67%	6.12%							
STRAFE & CO FBO PEEL PARTNERSHIP L.P. NEWARK DE					71.52%				
PERSHING LLC JERSEY CITY NJ	13.03%	9.84%	7.20%						
<u>The Hartford MidCap Fund</u>									
ILSLEY TRUST CO NA VALLEE & CO FBO SG C/O MARSHALL & MILWAUKEE WI									5.7
JP MORGAN CHASE BANK FBO THE RETIREMENT PLANS ATTN: HUMAN RESOURCE SERVICES CHARLOTTE NC								18.72%	
ATTN MUT FUNDS NFS LLC FEBO MARSHALL & ILSLEY TRUST CO NA FBO BANK 98 DLY RCRDKPG MILWAUKEE WI								12.57%	
WELLS FARGO BANK FBO VARIOUS RETIREEMNT PLANS CHARLOTTE NC								7.10%	
NFS LLC FEBO FIICC AGENT FBO QUALIFIED EMPLOYEE PLANS 401K COVINGTON KY									30.6
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									11.4

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS HARRISON NY									8.5
VANGUARD FIDUCIARY TRUST CO FBO VARIOUS RETIREMENT PLANS VALLEY FORGE PA									7.8
PERSHING LLC JERSEY CITY NJ	6.30%	10.40%	7.60%						
FIIOC AS AGENT FOR TTEE QUALIFIED EMPLOYEE BENEFIT FBC PLANS (401K) FINOPS-IC FUNDS COVINGTON KY								31.16%	
CALHOUN & CO C/O COMERICA BANK DETROIT MI									8.4
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							6.69%		
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN: MUTUAL FUNDS SAN FRANCISCO CA							12.07%	7.50%	
EMJAY CORP CUST FBO PLANS OF RPSA CUSTOMERS GREENWOOD VLG CO						15.20%			
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						39.34%			
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY			6.75%						
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	30.31%	26.22%			7.23%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		10.13%	17.05%		23.22%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			7.38%		6.98%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL	17.75%		16.34%						
JP MORGAN CHASE TTEE ACCT OF NCL 401(K) PLAN KANSAS CITY MO							5.15%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
The Hartford MidCap Value Fund									
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									8.3
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									7.4
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									51.1
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						85.78%	38.51%		
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					10.03%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			11.60%		33.87%				
PERSHING LLC JERSEY CITY NJ		7.44%	6.49%		18.10%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	5.46%	7.81%	16.23%		25.61%				
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	44.07%	16.48%							
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT	9.12%					11.64%	61.08%	100.00%	
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			6.88%						
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									6.8
The Hartford Money Market Fund									
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			5.87%						
STATE STREET BANK & TRUST CO CUST FBO CHET ADVISOR SAVINGS PLAN TRUST ATTN MARILYN ORR WOODBURY MN									31.1

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									67.2
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO SKODA MINOTTI & CO 401 K PLAN ATLANTA GA								8.74%	
GPC AGENT FOR RELIANCE TRUST CO FBO SOUTHERN SURGICAL ASSOC 401K PSP ATLANTA GA								11.07%	
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO APTIMA INC SH 401 K PS PLAN ATLANTA GA								12.46%	
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO G L S T 401K & PROFIT SHARING PLAN ATLANTA GA								20.30%	
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO SKYWARD INC 401 K PLAN ATLANTA GA								21.48%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						75.80%	91.65%		
CITIGROUP GLOBAL MARKETS, INC ATTN PETER BOOTH NEW YORK NY			7.09%						
PERSHING LLC JERSEY CITY NJ		11.62%	8.36%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		12.94%	12.96%						
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	13.07%	13.60%							
HARTFORD SECURITIES DISTRIB CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT						12.86%		23.34%	
The Hartford Municipal Opportunities Fc									
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL		5.43%	9.38%						
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	17.71%	18.33%							

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN MUTUAL FUND OPERATIONS SAN DIEGO CA					8.66%				
PRIMEVEST FINANCIAL SERVICES FBO RICHARD T MITCHELL SAINT CLOUD MN					5.40%				
PERSHING LLC JERSEY CITY NJ	7.86%	10.42%	8.98%		18.02%				
MORGAN STANLEY SMITH BARNEY JERSEY CITY NJ	12.58%		8.70%						
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL	6.09%	20.08%	19.09%		25.31%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	11.95%	20.71%	19.49%		22.62%				
The Hartford Municipal Real Return Fund									
MAE LOVETT WEST PALM BCH FL		5.87%							
AMERITRADE INC OMAHA NE					5.76%				
NFS LLC FEBO J KENNETH DAVIDSON TTEE J KENNETH DAVIDSON TR YUKON OK					11.99%				
HELEN C JOHNSON AND MARSHA D FUERST JTTEN WHITE BEAR LK MN				5.91%					
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			11.44%		27.77%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		6.11%	11.34%		19.86%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	7.65%	13.37%	15.19%		6.64%				
PERSHING LLC JERSEY CITY NJ	7.68%	10.67%	12.23%		19.80%				
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	48.97%	20.98%	6.61%						5.6
THOMAS A HEBERT OCONOMOWOC WI				8.53%					

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
The Hartford Short Duration Fund									
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	5 56%	11.47%	13.44%		26.10%				
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									17.2
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									28.5
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2020 FUND ATTN MARILYN ORR WOODBURY MN									5.0
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									38.3
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		7.97%	9.41%		28.99%				
PERSHING LLC JERSEY CITY NJ	12.87%	13.19%	10.32%		11.97%				
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	36.36%	21.08%	13.30%						
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					9.61%				
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL		6.72%	10.08%						
The Hartford Small Company Fund									
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									12.0
ORCHARD TRUST CO TTEE EMPLOYEE BENEFITS CLIENTS GREENWOOD VLG CO								13.89%	
WELLS FARGO BANK WEST NA FBO VARIOUS FASCORP RECORDKEPT PLN GREENWOOD VLG CO							7.02%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
ATTN MUT FUNDS									
NFS LLC FEBC									
MARSHALL & ILSLEY TRUST CO NA									
FBO BANK 98 DLY RCRDKPG									
MILWAUKEE WI								13.30%	
US BANK									
FBO WELLS FARGO EXECUTIVE BENEFITS									
MILWAUKEE WI								11.79%	
GPC AS AGENT FOR									
RELIANCE TRUST COMPANY FBO									
APTIMA INC SH 401 K PS PLAN									
ATLANTA GA								7.80%	
NFSC FEBO									
FIIOC AGENT FBO									
QUALIFIED EMPLOYEE									
PLANS 401K									
COVINGTON KY									62.5
WELLS FARGO FBO									
OMNIBUS ACCT FOR VAR RET PLANS-WW									
CHARLOTTE NC									5.7
STATE STREET BANK & TRUST CUST									
FBO THE HARTFORD AGGRESSIVE GROWTH									
ATTN MARILYN ORR									
WOODBURY MN									5.6
RAYMOND JAMES									
ATTN: COURTNEY WALLER									
ST PETERSBURG FL			5.80%						
TD AMERITRADE TRUST COMPANY									
DENVER CO								5.21%	
PIMS/PRUDENTIAL RETIREMENT									
AS NOMINEE FOR THE TTEE/CUST PL 002									
MINISTRY HEALTH CARE INC									
MILWAUKEE WI						20.40%			
LPL FINANCIAL									
FBO CUSTOMER ACCOUNTS									
ATTN: MUTUAL FUND OPERATIONS									
SAN DIEGO CA					12.18%				
PIMS/PRUDENTIAL RETIREMENT									
AS NOMINEE FOR THE TTEE/CUST PL 008									
MINISTRY HEALTH CARE LEGACY INC									
MILWAUKEE WI						6.29%			
CITIGROUP GLOBAL MARKETS, INC.									
ATTN: PETER BOOTH									
NEW YORK NY			7.20%		6.43%				
MLPF&S FOR THE SOLE BENEFIT OF									
ITS CUSTOMERS									
ATTN FUND ADMINISTRATION									
JACKSONVILLE FL		6.49%	5.06%		12.75%				
PERSHING LLC									
JERSEY CITY NJ	5.68%	10.41%	7.61%		11.74%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	14.73%	13.74%	18.50%		23.04%				
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT FBO CUSTOMERS ATTN MUTUAL FUNDS SAN FRANCISCO CA	16.02%						7.98%	15.48%	
EDWARD D JONES & CO ATTN MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	16.87%	8.01%							
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN UIT OPERATIONS HARTFORD CT						51.59%	56.01%		
The Hartford Small/Mid Cap Equity Fund									
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			10.09%						
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									7.3
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2030 FUND ATTN MARILYN ORR WOODBURY MN									7.9
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									18.0
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									21.1
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			5.11%						
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA	5.07%								
PERSHING LLC JERSEY CITY NJ	10.85%	11.16%	12.02%						
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	10.93%	8.04%	16.22%						

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	22.24%	12.61%							
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									28.4
The Hartford SmallCap Growth Fund									
JOHN MULKEY FBO ZUFFA LLC 401K PSP & TR LAS VEGAS NV							6.04%		
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	14.25%								
NFSC FEBO FIIOC AGENT FBO QUALIFIED EMPLOYEE PLANS 401K COVINGTON KY									10.2
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									10.4
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									11.2
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									18.5
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									29.3
GAVIN S LEW FBO USER CENTRIC INC 401K PSP & TR OAKBROOK TER IL								15.73%	
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT								84.27%	
HARTFORD SECURITIES DISTRIB. CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT							12.01%		
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT							73.20%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
MG TRUST CO TTEE SAN GABRIEL TRANSIT & AFFILIATES DENVER CO						6.08%			
MG TRUST CO CUST FBO WISCONSIN RAPIDS PUBLIC SCH 403 B DENVER CO						6.86%			
L3 MARINE CONSULTING LLC 401K PLAN MARK LUKENS TRUSTEE IND (K) ARLINGTON VA						14.70%			
MG TRUST CO CUST FBO PM&R NORTH INC 401K PLAN DENVER CO						21.26%			
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					23.33%				
PERSHING LLC JERSEY CITY NJ	7.93%	10.07%	7.64%		38.81%				
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2030 FUND ATTN MARILYN ORR WOODBURY MN									5.2
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	7.20%	6.32%	11.39%		24.91%				
<u>The Hartford Strategic Income Fund</u>									
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			9.00%						
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									24.0
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									69.5
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					21.63%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	9.35%	14.09%	16.71%		23.68%				
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	21.18%	13.61%							
PERSHING LLC JERSEY CITY NJ	14.05%	19.43%	14.78%		13.02%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			9.42%		18.94%				
The Hartford Target Retirement 2010 Fund									
HARTFORD SECURITIES DISTRIB. CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT							5.56%		
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO SKYWARD INC 401 K PLAN ATLANTA GA								10.32%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							7.00%	14.47%	
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	11.71%								
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT	51.56%					91.63%	85.54%	66.90%	
H L INVESTMENT ADVISORS ATTN MARILYN ORR WOODBURY MN									100.0
The Hartford Target Retirement 2015 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						91.84%	72.57%	13.62%	
UBS FINANCIAL SERVICES INC. FBO COMERICA BANK TTEE FOR THE RECKITT BENCKISER 1996 DETROIT MI						6.53%			
HARTFORD SECURITIES DISTRIB. CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT							14.70%		
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							10.52%	10.53%	
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT								75.85%	
The Hartford Target Retirement 2020 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							7.43%	7.36%	

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT									88.7
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT	56.64%					91.62%	85.40%	86.10%	
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	5.11%								
H L INVESTMENT ADVISORS ATTN MARILYN ORR WOODBURY MN									11.2
The Hartford Target Retirement 2025 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						81.70%	68.26%	21.90%	
UBS FINANCIAL SERVICES INC. FBO COMERICA BANK TTEE FOR THE RECKITT BENCKISER 1996 DETROIT MI						15.80%			
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							19.97%	14.73%	
HARTFORD SECURITIES DISTRIB CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT							5.05%		
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT								63.36%	
The Hartford Target Retirement 2030 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT	57.58%					85.66%	93.02%	77.43%	
H L INVESTMENT ADVISORS ATTN MARILYN ORR WOODBURY MN									24.2
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT								13.71%	
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT									75.3

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
The Hartford Target Retirement 2035 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						93.25%	58.20%	5.04%	
HARTFORD SECURITIES DISTRIB. CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT							19.40%		
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							12.47%	6.94%	
GPC AGENT FOR RELIANCE TRUST CO FBO HUFF POOLE & MAHONEY RETPLAN ATLANTA GA							7.09%		
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT								88.02%	
The Hartford Target Retirement 2040 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						95.33%	81.13%	10.42%	
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO SKYWARD INC 401 K PLAN ATLANTA GA								8.27%	
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT								75.70%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							11.09%	5.39%	
The Hartford Target Retirement 2045 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						97.55%	35.61%		
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT							36.50%	91.51%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							16.11%		
HARTFORD SECURITIES DISTRIB. CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT							9.27%		

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
The Hartford Target Retirement 2050 Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT							9.71%		
HARTFORD SECURITIES DISTRIB. CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT							7.05%		
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT							24.35%	88.68%	
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						93.73%	58.24%		
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO SKYWARD INC 401 K PLAN ATLANTA GA								6.44%	
The Hartford Total Return Bond Fund									
US BANK FBO WELLS FARGO EXECUTIVE BENEFITS MILWAUKEE WI							5.23%		
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO SKODA MINOTTI & CO 401 K PLAN ATLANTA GA								19.23%	
SAXON & CO PHILADELPHIA PA									5.4
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									5.9
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									6.0
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									11.3
STATE STREET BANK AND TRUST CUST FBO HARTFORD CHECKS & BALANCES FND ATTN: MARILYN ORR WOODBURY MN									63.3
HARTFORD LIFE INSURANCE COMPANY HARTFORD CT								11.51%	
RAYMOND JAMES ATTN: COURTNEY WALLER ST PETERSBURG FL			7.36%		5.16%				

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT GOVERNMENT BUSINESS HARTFORD CT								15.28%	
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	60.37%	26.80%	9.06%						
HARTFORD SECURITIES DISTRIB CO INC FBO VARIOUS RETIREMENT PLANS HARTFORD CT						9.06%		20.51%	
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO		7.93%	13.38%		28.79%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			5.57%		19.24%				
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					17.92%				
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY					10.79%				
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						74.34%	91.71%	27.98%	
PERSHING LLC JERSEY CITY NJ	5.68%	11.86%	12.64%						
The Hartford Value Fund									
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN									22.6
MG TRUST COMPANY CUST FBO CCSCI RETIREMENT SAVINGS PLAN DENVER CO							11.45%		
FRONTIER TRUST CO FBO BERGEN FUNERAL SERVICE INC 401K FARGO ND						5.69%			
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									10.8
J MICHAEL FAY DDS PA TTEE FBO J MICHAEL FAY DDS PA 401K C/O FASCORE LLC GREENWOOD VLG CO						5.35%			

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
FIIOC FBO RABEN TIRE CO INC COVINGTON KY							37.38%		
FIIOC FBO INTRA CORPORATION 401K SAVINGS PLAN COVINGTON KY							7.49%		
HARTFORD LIFE INSURANCE COMPANY ATTN MARK STROGOFF HARTFORD CT								81.61%	
COUNSEL TRUST DBA MATC FBO BRUCE KADING INTERIOR DESIGN LLC 401K PLAN PITTSBURGH PA								17.10%	
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									26.0
MG TRUST CO CUST FBO M & S ASSOCIATES INC SAFE HARBOR DENVER CO						5.83%			
CAPITAL BANK & TRUST CO TTEE F ENGINEERING AUTOMATION & DESIGN 401 GREENWOOD VLG CO						13.23%			
WEST VIRGINIA SAVINGS PLAN COMM EST WEST VIRGINIA SAVINGS PLAN ATTN MARILYN ORR WOODBURY MN									26.1
RAYMOND JAMES ATTN COURTNEY WALLER ST PETERSBURG FL			10.11%						
ORCHARD TRUST CO LLC TRUSTEE DECATUR MEMORIAL HOSPITAL DCP 457 C/O FASCORE LLC GREENWOOD VLG CO						7.36%			
PERSHING LLC JERSEY CITY NJ	7.63%	7.75%							
ORCHARD TRUST CO LLC CUST FBO OPP FUNDS RECORDK PRO RET PL GREENWOOD VLG CO						6.14%			
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL		7.59%	17.22%		17.84%		32.50%		
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	43.46%	12.69%							
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY			9.00%						

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
NFS LLC FEBC HUNTINGTON NATIONAL BANK COLUMBUS OH					13.16%				
NFS LLC FEBC HUNTINGTON NATIONAL BANK COLUMBUS OH					5.54%				
CAPITAL BANK & TRUST COMPANY TTEE F GEEKNET INC 401K GREENWOOD VLG CO						31.02%			
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT						9.87%			
FRONTIER TRUST COMPANY FBO MIBAR COMPUTER SERVICES 401 K PLAN FARGO ND						6.82%			
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO	6.37%	13.42%	6.02%		28.47%				
The Hartford Value Opportunities Fund									
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT							38.14%		
EMJAY CORP CUST FBO PLANS OF RPSA CUSTOMERS GREENWOOD VLG CO							7.65%		
HARTFORD LIFE INSURANCE COMPANY ATTN: MARK STROGOFF HARTFORD CT								62.14%	
WAYNE HALL FBO NEWPORT AVIATION INC 401K PSP & TR HOUSTON TX								17.23%	
EMJAY CORPORATION CUSTODIAN FBO PLANS OF RPSA CUSTOMERS GREENWOOD VLG CO								13.06%	
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN									29.3
STATE STREET BANK & TRUST COMM EST THE HARTFORD BALANCED ALLOCATION ATTN MARILYN ORR WOODBURY MN									26.2
STATE STREET BANK AND TRUST CO FBO CENTRAL MAINTENANCE & SERVICE CO PITTSBURGH PA						5.41%			

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
STATE STREET BANK & TRUST CUST FBO THE HARTFORD TARGET RETIREMENT 2030 FUND ATTN MARILYN ORR WOODBURY MN									9.8
CITIGROUP GLOBAL MARKETS, INC. ATTN: PETER BOOTH NEW YORK NY			5.08%						
STATE STREET BANK & TRUST CUST FBO THE HARTFORD AGGRESSIVE GROWTH ATTN MARILYN ORR WOODBURY MN									15.0
JONATHAN EMAMI FBO ROEM DEVELOPMENT CORP 401K PSP & TRUST SANTA CLARA CA						6.91%			
STATE STREET BANK AND TRUST CO CUST FBO AGINCOURT WALLBOARD LLC BOSTON MA						8.29%			
TRITEC COMPANIES TEE FBO TRITEC COMPANIES 401K C/O FASCORE LLC GREENWOOD VLG CO						16.20%			
STATE STREET BANK AND TRUST CO CUST FBO DAY NURSERY ASSOCIATION INDIANAPOLIS IN						17.76%			
NFS LLC FEBO CHAITANYA KADIYALA MADHAVI KADIYALA GLEN HEAD NY					5.51%				
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA					29.35%				
FIRST CLEARING LLC SPECIAL CUSTODY ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMER SAINT LOUIS MO			3.92%		12.43%				
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			9.79%			12.54%			
PERSHING LLC JERSEY CITY NJ		9.65%	3.86%		8.79%				
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	48.55%	15.77%							
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN									6.7

	Class A	Class B	Class C	Class L	Class I	Class R3	Class R4	Class R5	Class Y
STIFEL NICOLAUS & CO INC COLORADO STATE SAINT LOUIS MO					17.89%				

Control is defined by the 1940 Act as the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a fund. A control person may be able to take actions regarding a fund it controls without the consent or approval of other shareholders. As of April 30, 2011, Hartford Life Insurance Company, 200 Hopmeadow Street, Simsbury, Connecticut 06089, owned of record 73.19% of Diversified International Fund and 100.00% of Global Enhanced Dividend Fund, and therefore, is a control person of each of those Funds.

INVESTMENT MANAGEMENT ARRANGEMENTS

Each Company, on behalf of the relevant Funds, has entered into an investment management agreement with HIFSCO. Each investment management agreement provides that HIFSCO, subject to the supervision and approval of the applicable Company's Board of Directors, is responsible for the management of each Fund. In addition, HIFSCO or its affiliate(s) provides administrative services to both Companies, including personnel, services, equipment and facilities and office space for proper operation of the Companies. Although HIFSCO, or its affiliates, have agreed to arrange for the provision of additional services necessary for the proper operation of the Companies, each Fund pays for these services directly.

With respect to Floating Rate Fund, Global Enhanced Dividend Fund, High Yield Fund, Municipal Opportunities Fund, Corporate Opportunities Fund, Inflation Plus Fund, Money Market Fund, Short Duration Fund, Small/Mid Cap Equity Fund, Strategic Income Fund, Municipal Real Return Fund, Total Return Bond Fund, Equity Growth Allocation Fund, Growth Allocation Fund, Balanced Growth Fund, Conservative Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund, HIFSCO has entered into an investment services agreement with Hartford Investment Management. With respect to Advisers Fund, Balanced Income Fund, Capital Appreciation Fund, Capital Appreciation II Fund, Disciplined Equity Fund, Diversified International Fund, Dividend and Growth Fund, Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Equity Income Fund, Fundamental Growth Fund, Global All-Asset Fund, Global Growth Fund, Global Health Fund, Global Real Asset Fund, Global Research Fund, Growth Fund, Growth Opportunities Fund, International Growth Fund, International Opportunities Fund, International Small Company Fund, International Value Fund, MidCap Fund, MidCap Value Fund, Small Company Fund, SmallCap Growth Fund, Value Fund, Value Opportunities Fund and World Bond Fund, HIFSCO has entered into an investment sub-advisory agreement with Wellington Management. Under each investment services and sub-advisory agreement, Hartford Investment Management or Wellington Management, as applicable, subject to the general supervision of the applicable Company's Board of Directors and HIFSCO, is responsible for (among other things) the day-to-day investment and reinvestment of the assets of such Funds and furnishing each such Fund with advice and recommendations with respect to investments and the purchase and sale of appropriate securities for each Fund. HIFSCO does not employ the services of a sub-adviser in its management of Checks and Balances Fund.

Hartford Investment Management administers the asset allocation program for Equity Growth Allocation Fund, Growth Allocation Fund, Balanced Allocation Fund, Conservative Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund. HIFSCO administers the asset allocation program for Checks and Balances Fund.

The Funds (except the funds of funds) rely on an exemptive order from the SEC under which they use a "Manager of Managers" structure. HIFSCO has responsibility, subject to oversight by the applicable Board of Directors, to oversee the sub-advisers and recommend their hiring, termination and replacement. The exemptive order permits HIFSCO, with the approval of the applicable Board of Directors and without obtaining approval from a Fund's shareholders, to appoint a new sub-adviser not affiliated with HIFSCO. Within 90 days after hiring any new sub-adviser, affected shareholders will receive information about the new sub-advisory relationship.

The specific conditions of the exemptive order are as follows:

1. Before the Company may rely on the exemptive order, the operation of the Company under a Manager of Managers structure must be approved by a majority of the outstanding voting securities.

2. The applicable Funds must disclose in their prospectuses the existence, substance and effect of the exemptive order. In addition, the applicable Funds must hold themselves out to the public as employing the Manager of Managers structure. The prospectuses will prominently disclose that HIFSCO has ultimate responsibility (subject to oversight by the Board of Directors) to oversee the sub-advisers and recommend their hiring, termination and replacement.

3. Within ninety (90) days of the hiring of any new sub-adviser, the shareholders participating in the applicable Funds will be furnished all information about the new sub-adviser that would be included in a proxy statement, except as modified by the order to permit aggregate fee disclosure. This information will include aggregate fee disclosure and any change in such disclosure caused by the addition of a new sub-adviser. HIFSCO will meet this condition by providing shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as modified by the order to permit aggregate fee disclosure.

4. HIFSCO will not enter into a sub-advisory agreement with any affiliated sub-adviser without that sub-advisory agreement, including the compensation to be paid thereunder, being approved by shareholders.

5. At all times, a majority of the Board of Directors of the Company will be directors who are not "interested persons," as that term is defined in Section 2(a)(19) of the 1940 Act, of the Company ("Independent Directors"), and the nomination of new or additional Independent Directors will be at the discretion of the then-existing Independent Directors.

6. When a sub-adviser change is proposed for a Fund with an affiliated sub-adviser, the Board of Directors, including a majority of the Independent Directors, will make a separate finding, reflected in the Board of Directors' minutes, that the change is in the best interests of the Fund and the shareholders participating in the Fund and does not involve a conflict of interest from which HIFSCO or the affiliated sub-adviser derives an inappropriate advantage.

7. HIFSCO will provide general management services to the Company and the applicable Funds, including overall supervisory responsibility for the general management and investment of each applicable Fund's investments portfolio, and, subject to review and approval by the Board of Directors, will: (a) set the applicable Fund's overall investment strategies; (b) evaluate, select and recommend sub-advisers to manage all or a part of the applicable Fund's assets; (c) allocate and, when appropriate, reallocate the applicable Fund's assets among multiple sub-advisers; (d) monitor and evaluate the investment performance of sub-advisers; and (e) implement procedures reasonably designed to ensure that the sub-advisers comply with the applicable Fund's investment objective, policies and restrictions.

8. No director or officer of the Company or directors or officers of HIFSCO will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in any sub-adviser except for (i) ownership of interests in HIFSCO or any entity that controls, is controlled by or is under common control with HIFSCO; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a sub-adviser or any entity that controls, is controlled by or is under common control with a sub-adviser.

9. The Company will include in its registration statement the aggregate fee disclosure.

10. Independent counsel knowledgeable about the 1940 Act and the duties of Independent Directors will be engaged to represent the Independent Directors of the Funds. The selection of such counsel will be within the discretion of the then-existing Independent Directors.

11. HIFSCO will provide the Board of Directors, no less often than quarterly, with information about HIFSCO's profitability. Such information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

12. When a sub-adviser is hired or terminated, HIFSCO will provide the Board of Directors with information showing the expected impact on HIFSCO's profitability.

As provided by the investment management agreements, each Fund pays HIFSCO an investment management fee (except Checks and Balances Fund, which pays no management fee), which is accrued daily and paid monthly, equal on an annual basis to a stated percentage of each Fund's average daily net assets. With respect to each of the Funds, except Checks and Balances Fund, HIFSCO (not any Fund) pays the sub-advisory fees to the applicable sub-adviser(s) and the investment services fee to Hartford Investment Management.

MANAGEMENT FEES

Each Fund pays a monthly management fee to HIFSCO based on a stated percentage of the fund's average daily net asset value as follows:

Emerging Markets Research Fund(1)

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	1.2000
Next $250 million	1.1500
Next $500 million	1.1000
Next $4 billion	1.0750
Next $5 billion	1.0725
Amount Over $10 billion	1.0700

(1) HIFSCO has contractually agreed to waive 0.1000% of the management fee until February 28, 2014.

Capital Appreciation II Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	1.0000
Next $250 million	0.9500
Next $500 million	0.9000
Next $4 billion	0.8500
Next $5 billion	0.8475
Amount Over $10 billion	0.8450

Emerging Markets Local Debt Fund(2)

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	1.000C
Next $250 million	0.950C
Next $4.5 billion	0.900C
Next $5 billion	0.8975
Amount Over $10 billion	0.895C

(2) HIFSCO has contractually agreed to waive 0.1000% of the management fee until February 28, 2014.

Global Enhanced Dividend Fund(3)

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	1.000C
Next $500 million	0.950C
Next $4 billion	0.900C
Next $5 billion	0.880C
Amount Over $10 billion	0.870C

(3) HIFSCO has contractually agreed to waive the Fund's management fee until February 29, 2012.

Global All-Asset Fund(4) and Global Real Asset Fund(4)

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.950C
Next $500 million	0.900C
Next $4 billion	0.850C
Next $5 billion	0.8475
Amount Over $10 billion	0.845C

(4) HIFSCO has contractually agreed to waive 0.4000% of the management fee until February 29, 2012.

Global Research Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.900C
Next $500 million	0.875C
Next $4 billion	0.850C
Next $5 billion	0.8475
Amount Over $10 billion	0.845C

Diversified International Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.900C
Next $4.5 billion	0.850C
Next $5 billion	0.8475
Amount Over $10 billion	0.845C

Global Health Fund and International Small Company Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.900C
Next $500 million	0.850C
Next $4 billion	0.800C
Next $5 billion	0.7975
Amount Over $10 billion	0.795C

SmallCap Growth Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $100 million	0.900C
Next $150 million	0.800C
Next $250 million	0.700C
Next $4.5 billion	0.650C

Next 5 billion	0.630C
Amount Over $10 billion	0.620C

International Growth Fund and International Value Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.8500
Next $500 million	0.8000
Next $4 billion	0.7500
Next $5 billion	0.7475
Amount Over $10 billion	0.7450

Small Company Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	0.8500
Next $250 million	0.8000
Next $500 million	0.7500
Next $500 million	0.7000
Next $3.5 billion	0.6500
Next $5 billion	0.6300
Amount Over $10 billion	0.6200

Global Growth Fund and MidCap Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.8500
Next $500 million	0.7500
Next $4 billion	0.7000
Next $5 billion	0.6975
Amount Over $10 billion	0.6950

Value Opportunities Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $100 million	0.8000
Next $150 million	0.7500
Next $4.75 billion	0.7000
Next $5 billion	0.6975
Amount Over $10 billion	0.6950

MidCap Value Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.8000
Next $500 million	0.7250
Next $4 billion	0.6750
Next $5 billion	0.6725
Amount Over $10 billion	0.6700

Growth Fund and Growth Opportunities Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	0.8000
Next $4.75 billion	0.7000
Next $5 billion	0.6975
Amount Over $10 billion	0.6950

Capital Appreciation Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.8000
Next $500 million	0.7000
Next $4 billion	0.6500
Next $5 billion	0.6475
Amount Over $10 billion	0.6450

Fundamental Growth Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.7500
Next $4.5 billion	0.7000
Next $5 billion	0.6975

Amount Over $10 billion	0.695C

Equity Income Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.7500
Next $500 million	0.7000
Next $4 billion	0.6500
Next $5 billion	0.6475
Amount Over $10 billion	0.6450

Small/Mid Cap Equity Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.7500
Next $500 million	0.7000
Next $4 billion	0.6500
Next $5 billion	0.6300
Amount Over $10 billion	0.6200

Disciplined Equity Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.7500
Next $500 million	0.6750
Next $4 million	0.6250
Next $5 million	0.6225
Amount Over $10 billion	0.6200

International Opportunities Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.7500
Next $4.5 billion	0.6500
Next $5 billion	0.6475
Amount Over $10 billion	0.6450

Dividend and Growth Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.7500
Next $500 million	0.6500
Next $4 billion	0.6000
Next $5 billion	0.5975
Amount Over $10 billion	0.5950

Balanced Income Fund(5)

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	0.7250
Next $250 million	0.7000
Next $500 million	0.6750
Next $4 billion	0.6500
Next $5 billion	0.6475
Amount Over $10 billion	0.6450

(5) Effective November 1, 2010, HIFSCO has voluntarily agreed to waive 0.5000% of the management fee until February 29, 2012.

World Bond Fund(6)

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	0.7000
Next $250 million	0.6500
Next $4.5 billion	0.6000
Next $5 billion	0.5750
Amount Over $10 billion	0.5725

(6) HIFSCO has contractually agreed to waive 0.1000% of the management fee until February 28, 2014.

Value Fund(7)

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.7000
Next $4.5 billion	0.6000
Next $5 billion	0.5975

Amount Over $10 billion	0.595C

(7) HIFSCO has contractually agreed to waive 0.0500% of the management fee until February 29, 2012.

Advisers Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.6900
Next $500 million	0.6250
Next $4 billion	0.5750
Next $5 billion	0.5725
Amount Over $10 billion	0.5700

Floating Rate Fund and High Yield Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.6500
Next $4.5 billion	0.6000
Next $5 billion	0.5800
Amount Over $10 billion	0.5700

Corporate Opportunities Fund and Total Return Bond Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.5500
Next $500 million	0.5000
Next $4 billion	0.4750
Next $5 billion	0.4550
Amount Over $10 billion	0.4450

Municipal Opportunities Fund and Strategic Income Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.5500
Next $500 million	0.5000
Next $4 billion	0.4750
Next $5 billion	0.4550
Amount Over $10 billion	0.4450

Inflation Plus Fund and Municipal Real Return Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.5000
Next $4.5 billion	0.4500
Next $5 billion	0.4300
Amount Over $10 billion	0.4200

Short Duration Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.4500
Next $4.5 billion	0.4000
Next $5 billion	0.3800
Amount Over $10 billion	0.3700

Money Market Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $1 billion	0.4500
Next $4 billion	0.4000
Next $5 billion	0.3800
Amount Over $10 billion	0.3700

Balanced Allocation Fund, Conservative Allocation Fund, Equity Growth Allocation Fund, Growth Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $500 million	0.1500
Next $4.5 billion	0.1000
Next $5 billion	0.0800
Amount Over $10 billion	0.0700

SUB-ADVISORY/INVESTMENT SERVICES FEES

The sub-advisory/investment services fee rates are as follows:

Corporate Opportunities Fund, Floating Rate Fund, Global Enhanced Dividend Fund, High Yield Fund, Inflation Plus Fund, Money Market Fund, Municipal Opportunities Fund, Municipal Real Return Fund, Short Duration Fund, Small/Mid Cap Equity Fund, Strategic Income Fund, Total Return Bond Fund, Balanced Allocation Fund, Conservative Allocation Fund, Equity Growth Allocation Fund, Growth Allocation Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund

Average Daily Net Assets	Annual Rate
All Assets	At Cost

Emerging Markets Research Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.6800%
Next $250 million	0.6400%
Next $500 million	0.6000%
Amount over $1 billion	0.5800%

Emerging Markets Local Debt Fund(1)

Average Daily Net Assets	Annual Rate
First $250 million	0.5300%
Next $250 million	0.4900%
Next $500 million	0.4600%
Amount over $1 billion	0.4500%

(1) Wellington Management has contractually agreed to waive 100% of the Fund's sub-advisory fee until the Fund reaches $100 million (c until May 31, 2012), 50% of the Fund's sub-advisory fee until the Fund reaches $250 million (or until November 30, 2012), and 25% c Fund's sub-advisory fee until the Fund reaches $500 million (or until May 31, 2013). Additionally, Wellington Management has agree to cap the sub-advisory fee at 0.4850% until May 31, 2014.

Global All-Asset Fund(2)

Average Daily Net Assets	Annual Rate
First $250 million	0.5000%
Next $250 million	0.4700%
Next $500 million	0.4300%
Amount Over $1 billion	0.4000%

(2) Wellington Management has contractually agreed to waive 0.2000% of its sub-advisory fee for the Fund's first year of operation (until May 31, 2011).

Global Real Asset Fund(3)

Average Daily Net Assets	Annual Rate
First $250 million	0.5000%
Next $250 million	0.4500%
Next $500 million	0.4300%
Amount Over $1 billion	0.4000%

(3) Wellington Management has contractually agreed to waive 0.2000% of its sub-advisory fee for the Fund's first year of operation (until May 31, 2011).

Capital Appreciation II Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.5000%
Next $250 million	0.4500%
Next $500 million	0.4000%
Amount Over $1 billion	0.3500%

Diversified International Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.4700%
Next $250 million	0.4300%
Next $500 million	0.4100%
Amount over $1 billion	0.4000%

Global Research Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.4500%
Next $250 million	0.4000%
Next $500 million	0.3750%
Amount Over $1 billion	0.3500%

Global Health Fund

Average Daily Net Assets	Annual Rate
First $100 million	0.4500%
Next $400 million	0.3500%
Amount over $500 million	0.3000%

International Value Fund

Average Daily Net Assets	Annual Rate
First $250 million	0.4000%
Next $250 million	0.3500%
Next $500 million	0.3200%
Amount Over $1 billion	0.3000%

International Small Company Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3500%
Amount over $150 million	0.2750%

Fundamental Growth Fund and MidCap Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Amount over $150 million	0.2500%

International Growth Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2250%

MidCap Value Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2333%

Global Growth Fund, Growth Fund, International Opportunities Fund, SmallCap Growth Fund and Value Opportunities Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.4000%
Next $100 million	0.3000%
Next $350 million	0.2500%
Amount over $500 million	0.2000%

Small Company Fund (Team I)

Average Daily Net Assets	Annual Rate
All Assets	0.3750%

Small Company Fund (Team II)

Average Daily Net Assets	Annual Rate
All Assets	0.2800%

Equity Income Fund and Value Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.3500%
Next $100 million	0.2750%
Next $350 million	0.2250%
Amount over $500 million	0.1750%

Disciplined Equity Fund and Dividend and Growth Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.3250%
Next $100 million	0.2500%
Next $350 million	0.2000%
Amount over $500 million	0.1500%

World Bond Fund(4)

Average Daily Net Assets	Annual Rate
First $250 million	0.2900%
Next $250 million	0.2400%
Next $500 million	0.2200%
Next $4 billion	0.2100%
Amount Over $5 billion	0.1750%

(4) Wellington Management has contractually agreed to waive 100% of the Fund's sub-advisory fee until the Fund reaches $100 million (c until May 31, 2012), 50% of the Fund's sub-advisory fee until the Fund reaches $250 million (or until November 30, 2012), and 25% c Fund's sub-advisory fee until the Fund reaches $500 million (or until May 31, 2013). Additionally, Wellington Management has agree to cap the sub-advisory fee at 0.242% until May 31, 2014.

Balanced Income Fund(5)

Average Daily Net Assets	Annual Rate
First $250 million	0.2700%
Next $250 million	0.2200%
Next $500 million	0.2100%
Amount over $1 billion	0.1700%

(5) Effective November 1, 2010, Wellington Management has contractually agreed to waive 0.1000% of its sub-advisory fee until February 29, 2012.

Growth Opportunities Fund

Average Daily Net Assets	Annual Rate
All Assets	0.2700%

Capital Appreciation Fund

Average Daily Net Assets	Annual Rate
All Assets	0.2500%

Advisers Fund

Average Daily Net Assets	Annual Rate
First $50 million	0.2200%
Next $100 million	0.1800%
Next $350 million	0.1500%
Amount over $500 million	0.1250%

ADVISORY FEE PAYMENT HISTORY

For the last three fiscal years, each Fund paid HIFSCO the following advisory fees:

Fund Name		Gross Fees		Advisory fee waiver 2010		Net Paid
Advisers Fund	$	4,914,736	$	—	$	4,914,73
Balanced Allocation Fund	$	1,061,583	$	—	$	1,061,58
Balanced Income Fund	$	941,958	$	649,628	$	292,33
Capital Appreciation Fund	$	124,682,154	$	—	$	124,682,15
Capital Appreciation II Fund	$	9,966,608	$	—	$	9,966,60
Checks and Balances Fund	$	0	$	—	$	
Conservative Allocation Fund	$	362,537	$	—	$	362,53
Corporate Opportunities Fund	$	1,630,431	$	—	$	1,630,43
Disciplined Equity Fund	$	1,176,058	$	—	$	1,176,05
Diversified International Fund	$	190,769	$	—	$	190,76
Dividend and Growth Fund	$	31,958,971	$	—	$	31,958,97
Equity Growth Allocation Fund	$	339,844	$	—	$	339,84
Equity Income Fund	$	6,102,972	$	—	$	6,102,97
Floating Rate Fund	$	25,562,517	$	—	$	25,562,51
Fundamental Growth Fund	$	711,189	$	—	$	711,18
Global All-Asset Fund	$	319,543	$	139,268	$	180,27
Global Enhanced Dividend Fund	$	74,706	$	74,706	$	
Global Growth Fund	$	3,726,849	$	—	$	3,726,84
Global Health Fund	$	3,439,987	$	—	$	3,439,98
Global Real Asset Fund	$	161,125	$	76,831	$	84,29
Global Research Fund	$	859,999	$	—	$	859,99
Growth Fund	$	4,988,521	$	—	$	4,988,52
Growth Allocation Fund	$	916,593	$	—	$	916,59
Growth Opportunities Fund	$	14,235,423	$	—	$	14,235,42
High Yield Fund	$	2,637,466	$	—	$	2,637,46
Inflation Plus Fund	$	10,001,932	$	—	$	10,001,93
International Growth Fund	$	1,623,099	$		$	1,623,09
International Opportunities Fund	$	3,702,822	$		$	3,702,82
International Small Company Fund	$	1,533,216	$	—	$	1,533,21
International Value Fund	$	20,097	$	—	$	20,09
MidCap Fund	$	24,163,844	$	—	$	24,163,84
MidCap Value Fund	$	1,869,842	$	—	$	1,869,84
Money Market Fund	$	3,390,285	$	2,262,250	$	1,128,03
Municipal Real Return Fund	$	1,267,953	$	—	$	1,267,95
Municipal Opportunities Fund	$	2,297,320	$	—	$	2,297,32
Short Duration Fund	$	1,680,351	$	—	$	1,680,35
Small Company Fund	$	5,803,319	$	—	$	5,803,31
Small/Mid Cap Fund	$	609,720	$	—	$	609,72
SmallCap Growth Fund	$	1,592,966	$	—	$	1,592,96
Strategic Income Fund	$	2,069,353	$	—	$	2,069,35
Target Retirement 2010 Fund	$	36,580	$	—	$	36,58
Target Retirement 2015 Fund	$	17,641	$	—	$	17,64
Target Retirement 2020 Fund	$	96,354	$	—	$	96,35
Target Retirement 2025 Fund	$	17,079	$	—	$	17,07
Target Retirement 2030 Fund	$	93,210	$	—	$	93,21
Target Retirement 2035 Fund	$	12,996	$	—	$	12,99
Target Retirement 2040 Fund	$	12,736	$	—	$	12,73
Target Retirement 2045 Fund	$	8,392	$	—	$	8,39
Target Retirement 2050 Fund	$	8,222	$	—	$	8,22
Total Return Bond Fund	$	10,589,333	$	—	$	10,589,33
Value Fund	$	3,096,256	$	72,097	$	3,024,15
Value Opportunities Fund	$	1,098,898	$	—	$	1,098,89

Fund Name		Gross Fees		Advisory fee waiver 2009		Net Paid
Advisers Fund	$	4,912,839	$	—	$	4,912,83
Balanced Allocation Fund	$	948,195	$	—	$	948,19
Balanced Income Fund	$	347,138	$	28,007	$	319,13
Capital Appreciation Fund	$	93,439,832	$	—	$	93,439,83
Capital Appreciation II Fund	$	8,598,755	$	—	$	8,598,75
Checks and Balances Fund	$	—	$	—	$	-
Conservative Allocation Fund	$	280,388	$	—	$	280,38
Corporate Opportunities Fund	$	1,248,739	$	—	$	1,248,73
Disciplined Equity Fund	$	1,264,790	$	—	$	1,264,79
Diversified International Fund	$	134,484	$	—	$	134,48
Dividend and Growth Fund	$	21,458,422	$	—	$	21,458,42
Equity Growth Allocation Fund	$	293,301	$	—	$	293,30
Equity Income Fund	$	5,087,497	$	—	$	5,087,49
Floating Rate Fund	$	13,463,696	$	—	$	13,463,69
Fundamental Growth Fund	$	404,703	$	—	$	404,70
Global Enhanced Dividend Fund	$	62,596	$	62,596	$	-
Global Growth Fund	$	3,355,111	$	—	$	3,355,11
Global Health Fund	$	4,095,724	$	—	$	4,095,72
Global Research Fund	$	250,540	$	—	$	250,54
Growth Fund	$	4,875,391	$	—	$	4,875,39
Growth Allocation Fund	$	814,004	$	—	$	814,00
Growth Opportunities Fund	$	13,317,837	$	—	$	13,317,83
High Yield Fund	$	1,676,596	$	—	$	1,676,59
Inflation Plus Fund	$	5,564,126	$	—	$	5,564,12
International Growth Fund	$	2,446,029	$	—	$	2,446,02
International Opportunities Fund	$	2,513,014	$	—	$	2,513,01
International Small Company Fund	$	1,205,651	$		$	1,205,65
MidCap Fund	$	15,491,871	$		$	15,491,87
MidCap Value Fund	$	1,330,098	$	—	$	1,330,09
Money Market Fund	$	4,188,161	$	1,936,863	$	2,251,29
Municipal Real Return Fund	$	1,066,314	$	—	$	1,066,31
Municipal Opportunities Fund	$	1,886,667	$	245,049	$	1,641,61
Short Duration Fund	$	948,149	$	—	$	948,14
Small Company Fund	$	4,613,624	$	—	$	4,613,62
Small/Mid Cap Fund	$	197,454	$	—	$	197,45
SmallCap Growth Fund	$	1,231,285	$	—	$	1,231,28
Strategic Income Fund	$	1,471,324	$	—	$	1,471,32
Target Retirement 2010 Fund	$	24,865	$	—	$	24,86
Target Retirement 2015 Fund	$	5,155	$	—	$	5,15
Target Retirement 2020 Fund	$	52,434	$	—	$	52,43
Target Retirement 2025 Fund	$	5,051	$	—	$	5,05
Target Retirement 2030 Fund	$	50,076	$	—	$	50,07
Target Retirement 2035 Fund	$	4,760	$	—	$	4,76
Target Retirement 2040 Fund	$	4,644	$	—	$	4,64
Target Retirement 2045 Fund	$	4,606	$	—	$	4,60
Target Retirement 2050 Fund	$	4,520	$	—	$	4,52
Total Return Bond Fund	$	8,491,326	$	—	$	8,491,32
Value Fund	$	2,587,461	$	—	$	2,587,46
Value Opportunities Fund	$	811,576	$	—	$	811,57

FUND NAME		Gross Fees		Advisory fee waiver 2008		Net Paid
Advisers Fund	$	8,052,133	$	—	$	8,052,13
Balanced Allocation Fund	$	1,179,990	$	—	$	1,179,99
Balanced Income Fund	$	373,551	$	—	$	373,55
Capital Appreciation Fund	$	131,467,196	$	—	$	131,467,19
Capital Appreciation II Fund	$	—	$	—	$	–
Checks and Balances Fund	$	—	$	—	$	–
Conservative Allocation Fund	$	310,651	$	—	$	310,65
Corporate Opportunities Fund	$	1,826,717	$	—	$	1,826,71
Disciplined Equity Fund	$	2,273,308	$	—	$	2,273,30
Diversified International Fund	$	55,772	$	—	$	55,77
Dividend and Growth Fund	$	25,266,602	$	—	$	25,266,60
Equity Growth Allocation Fund	$	406,262	$	—	$	406,26
Equity Income Fund	$	6,646,402	$	456,881	$	6,189,52
Floating Rate Fund	$	18,995,648	$	—	$	18,995,64
Fundamental Growth Fund	$	491,364	$	—	$	491,36
Global Enhanced Dividend Fund	$	82,891	$	82,891	$	–
Global Growth Fund	$	5,520,816	$	—	$	5,520,81
Global Health Fund	$	7,522,497	$	—	$	7,522,49
Global Research Fund	$	122,543	$	—	$	122,54
Growth Fund	$	7,383,451	$	—	$	7,383,45
Growth Allocation Fund	$	1,045,875	$	—	$	1,045,87
Growth Opportunities Fund	$	17,992,789	$	—	$	17,992,78
High Yield Fund	$	1,546,030	$	—	$	1,546,03
Inflation Plus Fund	$	4,042,364	$	—	$	4,042,36
International Growth Fund	$	4,867,750	$	—	$	4,867,75
International Opportunities Fund	$	3,516,129	$	—	$	3,516,12
International Small Company Fund	$	2,344,548	$		$	2,344,54
MidCap Fund	$	20,902,289	$		$	20,902,28
MidCap Value Fund	$	2,701,385	$	—	$	2,701,38
Money Market Fund	$	2,750,938	$	—	$	2,750,93
Municipal Real Return Fund	$	1,103,624	$	—	$	1,103,62
Municipal Opportunities Fund	$	1,159,543	$	1,075,933	$	83,61
Short Duration Fund	$	1,070,427	$	—	$	1,070,42
Small Company Fund	$	5,213,372	$	—	$	5,213,37
Small/Mid Cap Fund	$	270,814	$	—	$	270,81
SmallCap Growth Fund	$	2,497,374	$	—	$	2,497,37
Strategic Income Fund	$	1,123,084	$	744,714	$	378,37
Target Retirement 2010 Fund	$	21,815	$	—	$	21,81
Target Retirement 2020 Fund	$	45,043	$	—	$	45,04
Target Retirement 2030 Fund	$	35,824	$	—	$	35,82
Total Return Bond Fund	$	7,336,266	$	—	$	7,336,26
Value Fund	$	3,137,296	$	—	$	3,137,29
Value Opportunities Fund	$	1,734,725	$	—	$	1,734,72

For the last three fiscal years, HIFSCO paid Wellington Management the following sub-advisory fees:

Fund Name		Gross Fees		Fee Waiver 2010		Net Paid
Advisers Fund	$	1,107,952	$	—	$	1,107,95
Balanced Income	$	25,979	$	—	$	25,97
Capital Appreciation Fund	$	47,793,436	$	—	$	47,793,43
Capital Appreciation II Fund	$	4,617,802	$	—	$	4,617,80
Disciplined Equity Fund	$	424,571	$	—	$	424,57
Diversified International Fund	$	100,622	$	—	$	100,62
Dividend and Growth Fund	$	8,103,443	$	—	$	8,103,44
Equity Income Fund	$	1,825,742	$	—	$	1,825,74
Fundamental Growth Fund	$	316,687	$	—	$	316,68
Global All-Asset Fund	$	163,886	$	65,554	$	98,33
Global Growth Fund	$	1,221,107	$	—	$	1,221,10
Global Health Fund	$	1,437,771	$	—	$	1,437,77
Global Real Asset Fund	$	76,631	$	30,652	$	45,97
Global Research Fund	$	430,001	$	—	$	430,00
Growth Fund	$	1,709,925	$	—	$	1,709,92
Growth Opportunities Fund	$	5,368,829	$	—	$	5,368,82
International Growth Fund	$	583,827	$	—	$	583,82
International Opportunities Fund	$	1,444,834	$	722,417	$	722,41
International Small Company Fund	$	605,834	$		$	605,83

International Value Fund	$	9,457	$	—	$	9,45
MidCap Fund	$	7,866,489	$	—	$	7,866,48
MidCap Value Fund	$	709,328	$	—	$	709,32
Small Company Fund	$	1,849,062	$	—	$	1,849,06
SmallCap Growth Fund	$	540,647	$	—	$	540,64
Value Fund	$	1,023,875	$	—	$	1,023,87
Value Opportunities Fund	$	469,257	$	—	$	469,25

Fund Name	Gross Fees	Fee Waiver 2009	Net Paid
Advisers Fund	$ 1,107,515	$ —	$ 1,107,51
Balanced Income	$ 115,276	$ —	$ 115,27
Capital Appreciation Fund	$ 35,368,120	$ —	$ 35,368,12
Capital Appreciation II Fund	$ 4,025,408	$ —	$ 4,025,40
Disciplined Equity Fund	$ 449,446	$ —	$ 449,44
Diversified International Fund	$ 71,276	$ —	$ 71,27
Dividend and Growth Fund	$ 5,477,074	$ —	$ 5,477,07
Equity Income Fund	$ 1,571,737	$ —	$ 1,571,73
Fundamental Growth Fund	$ 189,370	$ —	$ 189,37
Global Research Fund	$ 131,863	$ —	$ 131,86
Global Growth Fund	$ 1,111,741	$ —	$ 1,111,74
Global Health Fund	$ 1,684,268	$ —	$ 1,684,26
Growth Fund	$ 1,667,847	$ —	$ 1,667,84
Growth Opportunities Fund	$ 4,967,104	$ —	$ 4,967,10
International Growth Fund	$ 804,398	$ —	$ 804,39
International Opportunities Fund	$ 864,066	$ 432,033	$ 432,03
International Small Company Fund	$ 490,920	$ —	$ 490,92
MidCap Fund	$ 4,723,649	$ —	$ 4,723,64
MidCap Value Fund	$ 539,535	$ —	$ 539,53
Small Company Fund	$ 1,200,134	$ —	$ 1,200,13
SmallCap Growth Fund	$ 375,173	$ —	$ 375,17
Value Fund	$ 840,171	$ —	$ 840,17
Value Opportunities Fund	$ 355,646	$ —	$ 355,64

Fund Name	Gross Fees	Fee Waiver 2008	Net Paid
Advisers Fund	$ 1,762,583	$ —	$ 1,762,58
Balanced Income	$ 139,115	$ —	$ 139,11
Capital Appreciation Fund	$ 46,683,531	$ —	$ 46,683,53
Capital Appreciation II Fund	$ 5,688,378	$ —	$ 5,688,37
Disciplined Equity Fund	$ 680,881	$ —	$ 680,88
Diversified International Fund	$ 29,559	$ —	$ 29,55
Dividend and Growth Fund	$ 6,429,259	$ —	$ 6,429,25
Equity Income Fund	$ 1,961,756	$ —	$ 1,961,75
Fundamental Growth Fund	$ 222,994	$ —	$ 222,99
Global Research Fund	$ 64,496	$ —	$ 64,49
Global Growth Fund	$ 1,712,127	$	$ 1,712,12
Global Health Fund	$ 2,916,876	$ —	$ 2,916,87
Growth Fund	$ 2,384,686	$ —	$ 2,384,68
Growth Opportunities Fund	$ 6,483,140	$ —	$ 6,483,14
International Growth Fund	$ 1,471,339	$ —	$ 1,471,33
International Opportunities Fund	$ 1,159,214	$ 579,607	$ 579,60
International Small Company Fund	$ 852,878	$ —	$ 852,87
MidCap Fund	$ 6,061,429	$ —	$ 6,061,42
MidCap Value Fund	$ 919,583	$ —	$ 919,58
Small Company Fund	$ 1,057,501	$ —	$ 1,057,50
SmallCap Growth Fund	$ 743,151	$ —	$ 743,15
Value Fund	$ 994,914	$ —	$ 994,91
Value Opportunities Fund	$ 635,310	$ —	$ 635,31

For the last three fiscal years, HIFSCO paid Hartford Investment Management the following sub-advisory fees:

	2010	2009	2008
Corporate Opportunities Fund	$ 368,162	$ 374,258	$ 523,66
Floating Rate Fund	$ 5,861,209	$ 4,053,888	$ 5,292,31
Global Enhanced Dividend Fund	$ 296,170	$ 426,395	$ 382,17
High Yield Fund	$ 809,838	$ 446,905	$ 437,47
Inflation Plus Fund	$ 1,822,225	$ 1,781,061	$ 1,198,51
Money Market Fund	$ 776,509	$ 1,130,008	$ 846,18
Municipal Opportunities Fund	$ 552,345	$ 762,184	$ 499,62
Municipal Real Return Fund	$ 351,371	$ 506,859	$ 637,07
Short Duration Fund	$ 371,694	$ 317,835	$ 346,72
Small Company Fund*	$ 369,021	$ 467,074	$ 502,90
SmallCap Growth Fund*	$ 110,353	$ 197,035	$ 226,89
Small/Mid Cap Equity Fund	$ 467,851	$ 337,082	$ 269,30
Strategic Income Fund	$ 598,486	$ 469,973	$ 347,58
Total Return Bond Fund	$ 2,270,782	$ 2,318,549	$ 2,013,00
Equity Growth Allocation Fund	$ 53,613	$ 39,840	$ 64,99
Growth Allocation Fund	$ 53,613	$ 39,669	$ 64,02
Balanced Allocation Fund	$ 53,613	$ 39,669	$ 64,02
Conservative Allocation Fund	$ 53,613	$ 39,669	$ 64,02
Target Retirement 2010 Fund	$ 53,613	$ 39,669	$ 64,02
Target Retirement 2015 Fund	$ 53,613	$ 31,829	$
Target Retirement 2020 Fund	$ 53,613	$ 39,669	$ 64,02
Target Retirement 2025 Fund	$ 53,613	$ 31,829	$ –
Target Retirement 2030 Fund	$ 53,613	$ 39,669	$ 64,02
Target Retirement 2035 Fund	$ 53,613	$ 31,829	$ –
Target Retirement 2040 Fund	$ 53,613	$ 31,829	$ –
Target Retirement 2045 Fund	$ 53,613	$ 31,829	$ –
Target Retirement 2050 Fund	$ 53,613	$ 31,829	$ –

* As of July 21, 2010, Hartford Investment Management no longer serves as a sub-adviser to the Fund.

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, there is no advisory fee or sub-advisory fee payment history available for each Fund.

HIFSCO has contractually agreed to limit the expenses of certain classes of each of the following Funds by reimbursing each of the Funds when total fund operating expenses of the class exceed the following percentages.

FUND NAME	CLASS A	CLASSES B & C	CLASS I	CLASS L	CLASS R3	CLASS R4	CLASS R5	CLASS Y
Advisers Fund	1.18%	N/A	N/A	N/A	1.40%	1.10%	0.80%	N/A
Balanced Income Fund	0.75%	1.50%	0.50%	N/A	1.00%	0.70%	0.40%	0.35
Capital Appreciation Fund	1.29%	N/A	1.04%	N/A	1.40%	1.10%	0.80%	N/A
Capital Appreciation II Fund	1.60%	2.35%	1.35%	N/A	1.70%	1.40%	1.10%	1.05
Checks and Balances Fund	1.25%	2.00%	1.00%	N/A	1.40%	1.10%	0.80%	N/A
Disciplined Equity Fund	1.35%	2.10%	N/A	N/A	1.50%	1.20%	0.90%	0.85
Diversified International Fund	1.45%	2.20%	1.20%	N/A	1.65%	1.35%	1.05%	1.00
Dividend and Growth Fund	1.25%	N/A	1.00%	N/A	1.35%	1.05%	0.75%	N/A
Emerging Markets Local Debt Fund	1.25%	2.00%	1.00%	N/A	1.55%	1.25%	0.95%	0.90
Emerging Markets Research Fund	1.65%	2.40%	1.40%	N/A	1.85%	1.55%	1.25%	1.20
Equity Income Fund	1.25%	2.00%	1.00%	N/A	1.50%	1.20%	0.90%	0.85
Floating Rate Fund	1.00%	1.75%	0.75%	N/A	1.25%	1.00%	0.70%	0.70
Fundamental Growth Fund	1.30%	2.05%	1.05%	N/A	1.50%	1.20%	0.90%	0.85
Global All-Asset Fund	1.05%	1.80%*	0.80%	N/A	1.30%	1.00%	0.70%	0.65
Global Enhanced Dividend Fund	1.60%	2.35%*	1.35%	N/A	1.85%	1.60%	1.35%	1.25
Global Growth Fund	1.48%	2.23%	N/A	N/A	1.60%	1.30%	1.00%	0.95
Global Health Fund	1.60%	2.35%	1.35%	N/A	1.65%	1.35%	1.05%	1.00
Global Real Asset Fund	1.05%	1.80%*	0.80%	N/A	1.30%	1.00%	0.70%	0.65
Global Research Fund	1.45%	2.20%	1.20%	N/A	1.65%	1.35%	1.05%	1.00
Growth Fund	1.30%	2.05%	1.05%	1.30%	1.50%	1.20%	0.90%	0.85
Growth Opportunities Fund	1.36%	2.11%	1.11%	1.36%	1.45%	1.15%	0.85%	0.85
High Yield Fund	1.05%	1.80%	0.80%	N/A	1.35%	1.05%	0.75%	0.70
Municipal Opportunities Fund	0.90%	1.65%	0.65%	N/A	N/A	N/A	N/A	N/A
Corporate Opportunities Fund	0.95%	1.70%	N/A	N/A	N/A	N/A	N/A	0.65
Inflation Plus Fund	0.85%	1.60%	0.60%	0.85%	1.20%	0.90%	0.60%	0.55
International Growth Fund	1.55%	2.30%	1.30%	N/A	1.60%	1.30%	1.00%	0.95
International Opportunities Fund	1.30%	2.05%	1.05%	N/A	1.50%	1.20%	0.90%	0.85
International Small Company Fund	1.60%	2.35%	1.35%	N/A	1.65%	1.35%	1.05%	1.00
International Value Fund	1.40%	2.15%*	1.15%	N/A	1.60%	1.30%	1.00%	0.95
MidCap Fund	1.37%	N/A	1.12%	N/A	1.50%	1.20%	0.90%	N/A
MidCap Value Fund	1.35%	2.10%	1.10%	N/A	1.55%	1.25%	0.95%	0.90
Money Market Fund	0.85%	1.60%	N/A	N/A	1.15%	0.85%	0.60%	0.55
Short Duration Fund	0.85%	1.60%	0.60%	N/A	N/A	N/A	N/A	0.55
Small Company Fund	1.40%	2.15%	1.15%	N/A	1.55%	1.25%	0.95%	0.90
SmallCap Growth Fund	1.40%	2.15%	1.15%	1.40%	1.60%	1.30%	1.00%	0.95
Small/Mid Cap Equity Fund	1.30%	2.05%	N/A	N/A	N/A	N/A	N/A	0.85
Strategic Income Fund	1.00%	1.75%	0.75%	N/A	N/A	N/A	N/A	0.65
Municipal Real Return Fund	0.85%	1.60%	0.60%	0.85%	N/A	N/A	N/A	0.60
Total Return Bond Fund	0.95%	1.70%	0.70%	N/A	1.25%	0.95%	0.65%	0.60
Value Fund	1.20%	1.95%	0.95%	N/A	1.40%	1.10%	0.80%	0.75
Value Opportunities Fund	1.35%	2.10%	1.10%	1.35%	1.55%	1.25%	0.95%	0.90
World Bond Fund	0.90%	1.70%	0.70%	N/A	1.25%	0.95%	0.65%	0.60
Equity Growth Allocation Fund	1.60%	2.35%	1.35%	N/A	1.75%	1.45%	1.15%	N/A
Growth Allocation Fund	1.50%	2.25%	1.25%	N/A	1.70%	1.40%	1.10%	N/A
Balanced Allocation Fund	1.40%	2.15%	1.15%	N/A	1.65%	1.35%	1.05%	N/A
Conservative Allocation Fund	1.35%	2.10%	1.10%	N/A	1.60%	1.30%	1.00%	N/A
Target Retirement 2010 Fund	1.00%	N/A	N/A	N/A	1.15%	0.85%	0.80%	0.80
Target Retirement 2015 Fund	N/A	N/A	N/A	N/A	1.15%	0.85%	0.80%	N/A
Target Retirement 2020 Fund	1.05%	N/A	N/A	N/A	1.20%	0.90%	0.85%	0.85
Target Retirement 2025 Fund	N/A	N/A	N/A	N/A	1.20%	0.90%	0.85%	N/A
Target Retirement 2030 Fund	1.05%	N/A	N/A	N/A	1.20%	0.90%	0.85%	0.85
Target Retirement 2035 Fund	N/A	N/A	N/A	N/A	1.20%	0.90%	0.85%	N/A
Target Retirement 2040 Fund	N/A	N/A	N/A	N/A	1.20%	0.90%	0.85%	N/A
Target Retirement 2045 Fund	N/A	N/A	N/A	N/A	1.25%	0.95%	0.90%	N/A
Target Retirement 2050 Fund	N/A	N/A	N/A	N/A	1.25%	0.95%	0.90%	N/A

* Fund does not offer Class B shares.

Pursuant to the investment management agreements, investment sub-advisory agreements and investment services agreements, neither HIFSCO nor the sub-advisers are liable to the Funds or their shareholders for an error of judgment or mistake of law or for a loss suffered by the Funds in connection with the matters to which their respective agreements relate, except a loss resulting from willful misfeasance, bad faith or gross negligence (willful misfeasance, bad faith or negligence in the case of Funds for which Hartford Investment Management serves as sub-adviser) on the part of HIFSCO or a sub-adviser in the performance of their duties or from their reckless disregard of the obligations and duties under the applicable agreement. Each sub-adviser, other than Hartford Investment Management, has agreed to indemnify HIFSCO to the fullest extent permitted by law against any and all loss, damage, judgment, fines, or awards paid in settlement and attorneys' fees incurred by HIFSCO, which result in whole or in part from the sub-adviser's willful misfeasance, bad faith, gross negligence (negligence in the case of Hartford Investment Management) or reckless disregard of its duties as specifically set forth in the respective sub-advisory agreement.

HIFSCO, whose business address is 200 Hopmeadow Street, Simsbury, Connecticut 06089, was organized in 1995. As of December 31, 2010, HIFSCO had approximately $59.4 billion of assets under management. Hartford Investment Management is located at 55 Farmington Avenue, Hartford, Connecticut 06105 and was organized in 1996. Hartford Investment Management is a professional money management firm that provides services to investment companies, employee benefit plans, its affiliated insurance companies, and other institutional accounts. Hartford Investment Management is a wholly owned subsidiary of The Hartford. As of December 31, 2010, Hartford Investment Management had investment management authority over approximately $159.6 billion in assets.

Wellington Management is a Massachusetts limited liability partnership with principal offices at 280 Congress Street, Boston, MA 02210. Wellington Management is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations and other institutions. Wellington Management and its predecessor organizations have provided investment advisory services for over 70 years. As of December 31, 2010, Wellington Management had investment management authority with respect to approximately $634 billion in assets.

Hartford Life provides the Funds with accounting services pursuant to a fund accounting agreement by and between each Company, on behalf of their respective Funds, and Hartford Life. In consideration of services rendered and expenses assumed pursuant to this agreement, the Funds pay Hartford Life a fee calculated at the following annual rate based on its aggregate net assets shown below. For the period January 1, 2006 to December 31, 2007, Hartford Life received monthly compensation of 0.015% of each Fund's (except for the funds of funds) average daily net assets. With respect to the funds of funds, prior to January 1, 2008, Hartford Life received monthly compensation of 0.01% of each fund of fund's average daily net assets.

Global All-Asset Fund and Global Real Asset Fund

Average Daily Net Assets	Annual Fee
First $5 billion	0.025%
Next $5 billion	0.020%
Amount Over $10 billion	0.015%

Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund

Average Daily Net Assets	Annual Fee
First $5 billion	0.020%
Next $5 billion	0.018%
Amount Over $10 billion	0.016%

Advisers Fund, Balanced Income Fund, Capital Appreciation Fund, Corporate Opportunities Fund, Diversified International Fund, Floating Rate Fund, Global Enhanced Dividend Fund, High Yield Fund, Inflation Plus Fund, International Growth Fund, International Opportunities Fund, International Small Company Fund, International Value Fund, Municipal Opportunities Fund, Short Duration Fund, Strategic Income Fund and Total Return Bond Fund

Average Daily Net Assets	Annual Fee
First $5 billion	0.018%
Next $5 billion	0.016%
Amount Over $10 billion	0.014%

Disciplined Equity Fund, Dividend and Growth Fund, Global Research Fund, Global Growth Fund, Money Market Fund, Small Company Fund and SmallCap Growth Fund

Average Daily Net Assets	Annual Fee
First $5 billion	0.016%
Next $5 billion	0.014%
Amount Over $10 billion	0.012%

Capital Appreciation II Fund, Equity Income Fund, Global Health Fund, MidCap Fund, MidCap Value Fund, Municipal Real Return Fund, Value Fund and Value Opportunities Fund

Average Daily Net Assets	Annual Fee
First $5 billion	0.014%
Next $5 billion	0.012%
Amount Over $10 billion	0.010%

Balanced Allocation Fund, Checks and Balances Fund, Conservative Allocation Fund, Equity Growth Allocation Fund, Growth Allocation Fund, Growth Fund, Growth Opportunities Fund, Small/Mid Cap Equity Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund

Average Daily Net Assets	Annual Fee
First $5 billion	0.012%
Amount Over $5 billion	0.010%

Fundamental Growth Fund

Average Daily Net Assets	Annual Fee
All Assets	0.010%

The compensation paid to Hartford Life for such services for the last three fiscal years is as follows:

FUND NAME	GROSS FEES	EXPENSE REIMBURSEMENT 2010	NET PAID*
Advisers	$ 132,198	$ —	$ 132,19
Balanced Allocation	$ 97,400	$ —	$ 97,40
Balanced Income	$ 23,389	$ —	$ 23,38
Capital Appreciation	$ 2,976,736	$ —	$ 2,976,73
Capital Appreciation II	$ 149,782	$ —	$ 149,78
Checks and Balances	$ 214,554	$ —	$ 214,55
Conservative Allocation	$ 29,006	$ —	$ 29,00
Corporate Opportunities	$ 53,365	$ —	$ 53,36
Disciplined Equity	$ 25,092	$ —	$ 25,09
Diversified International	$ 3,559	$ —	$ 3,55
Dividend and Growth	$ 821,984	$ —	$ 821,98
Equity Growth Allocation	$ 27,190	$ —	$ 27,19
Equity Income	$ 117,071	$ —	$ 117,07
Floating Rate	$ 759,410	$	$ 759,41
Fundamental Growth	$ 8,892	$ —	$ 8,89
Global All-Asset	$ 8,194	$ —	$ 8,19
Global Enhanced Dividend	$ 1,345	$ —	$ 1,34
Global Growth	$ 70,152	$ —	$ 70,16
Global Health	$ 53,516	$ —	$ 53,51
Global Real Asset	$ 3,831	$ —	$ 3,83
Global Research	$ 15,290	$ —	$ 15,29
Growth	$ 80,103	$ 21,859	$ 58,24
Growth Allocation	$ 79,999	$ —	$ 79,99
Growth Opportunities	$ 238,637	$ 50,012	$ 188,62
High Yield	$ 67,827	$ —	$ 67,82
Inflation Plus	$ 351,105	$ 3,046	$ 348,05
International Growth	$ 33,039	$ —	$ 33,03
International Opportunities	$ 82,264	$ —	$ 82,26
International Small Company	$ 30,667	$ —	$ 30,66
International Value	$ 426	$ —	$ 42
MidCap	$ 463,323	$ —	$ 463,32
MidCap Value	$ 32,726	$ —	$ 32,72
Money Market	$ 120,555	$ —	$ 120,55
Municipal Opportunities	$ 75,193	$ —	$ 75,19
Municipal Real Return	$ 35,506	$ 1,024	$ 34,48

Short Duration	$	67,221	$	—	$	67,22
Small Company	$	115,816	$	—	$	115,81
Small/Mid Cap	$	9,756	$	—	$	9,75
SmallCap Growth	$	29,876	$	13,092	$	16,78
Strategic Income	$	67,731	$	—	$	67,73
Target Retirement 2010	$	2,927	$	—	$	2,92
Target Retirement 2015	$	1,412	$	—	$	1,41
Target Retirement 2020	$	7,709	$	—	$	7,70
Target Retirement 2025	$	1,366	$	—	$	1,36
Target Retirement 2030	$	7,458	$	—	$	7,45
Target Retirement 2035	$	1,040	$	—	$	1,04
Target Retirement 2040	$	1,019	$	—	$	1,01
Target Retirement 2045	$	671	$	—	$	67
Target Retirement 2050	$	658	$	—	$	65
Total Return Bond	$	367,753	$	—	$	367,75
Value	$	56,714	$	—	$	56,71
Value Opportunities	$	19,581	$	3,110	$	16,47

FUND NAME		GROSS FEES		EXPENSE REIMBURSEMENT 2009		NET PAID*
Advisers Fund	$	132,145	$	—	$	132,14
Balanced Income Fund	$	8,619	$	—	$	8,61
Capital Appreciation Fund	$	2,298,387	$		$	2,298,38
Capital Appreciation II Fund	$	128,064	$	—	$	128,06
Checks and Balances Fund	$	137,870	$	—	$	137,87
Disciplined Equity Fund	$	26,985	$	—	$	26,98
Diversified International Fund	$	2,421	$	—	$	2,42
Dividend and Growth Fund	$	545,624	$	—	$	545,62
Equity Income Fund	$	96,760	$	—	$	96,76
Floating Rate Fund	$	396,448	$	—	$	396,44
Fundamental Growth Fund	$	4,762	$	—	$	4,76
Global Enhanced Dividend Fund	$	1,127	$	—	$	1,12
Global Growth Fund	$	63,161	$	—	$	63,16
Global Health Fund	$	63,931	$	—	$	63,93
Global Research Fund	$	4,220	$	—	$	4,22
Growth Fund	$	77,589	$	19,457	$	58,13
Growth Opportunities Fund	$	222,330	$	43,955	$	178,37
High Yield Fund	$	43,116	$	—	$	43,11
Municipal Opportunities Fund	$	61,751	$	—	$	61,75
Corporate Opportunities Fund	$	40,871	$	—	$	40,87
Inflation Plus Fund	$	191,329	$	—	$	191,32
International Growth Fund	$	48,924	$	—	$	48,92
International Opportunities Fund	$	53,221	$	—	$	53,22
International Small Company Fund	$	24,115	$	—	$	24,11
MidCap Fund	$	289,870	$	—	$	289,87
MidCap Value Fund	$	23,278	$	—	$	23,27
Money Market Fund	$	149,097	$	—	$	149,09
Short Duration Fund	$	37,929	$	—	$	37,92
Small Company Fund	$	90,509	$	—	$	90,50
SmallCap Growth Fund	$	22,629	$	10,962	$	11,66
Small/Mid Cap Equity Fund	$	3,160	$	—	$	3,16
Strategic Income Fund	$	48,157	$		$	48,15
Municipal Real Return Fund	$	29,859	$	916	$	28,94
Total Return Bond Fund	$	292,219	$	—	$	292,21
Value Fund	$	45,284	$	—	$	45,28
Value Opportunities Fund	$	14,266	$	2,622	$	11,64
Equity Growth Allocation Fund	$	23,466	$	—	$	23,46
Growth Allocation Fund	$	67,883	$	—	$	67,88
Balanced Allocation Fund	$	83,805	$	—	$	83,80
Conservative Allocation Fund	$	22,433	$	—	$	22,43
Target Retirement 2010 Fund	$	1,989	$	—	$	1,98
Target Retirement 2015 Fund	$	412	$	—	$	41
Target Retirement 2020 Fund	$	4,195	$	—	$	4,19
Target Retirement 2015 Fund	$	404	$	—	$	40
Target Retirement 2030 Fund	$	4,007	$	—	$	4,00
Target Retirement 2035 Fund	$	381	$	—	$	38
Target Retirement 2040 Fund	$	372	$	—	$	37
Target Retirement 2045 Fund	$	369	$	—	$	36
Target Retirement 2050 Fund	$	362	$	—	$	36

FUND NAME	GROSS FEES	EXPENSE REIMBURSEMENT 2008	NET PAID*
Advisers Fund	$ 218,999	$ —	$ 218,99
Balanced Income Fund	$ 9,035	$ —	$ 9,03
Capital Appreciation Fund	$ 3,094,786	$	$ 3,094,78
Capital Appreciation II Fund	$ 195,013	$ —	$ 195,01
Checks and Balances Fund	$ 83,534	$ —	$ 83,53
Disciplined Equity Fund	$ 44,916	$ —	$ 44,91
Diversified International Fund	$ 1,004	$ —	$ 1,00
Dividend and Growth Fund	$ 640,258	$ —	$ 640,25
Equity Income Fund	$ 129,569	$ —	$ 129,56
Floating Rate Fund	$ 541,548	$ —	$ 541,54
Fundamental Growth Fund	$ 6,302	$ —	$ 6,30
Global Enhanced Dividend Fund	$ 1,486	$ —	$ 1,48
Global Research Fund	$ 2,064	$ —	$ 2,06
Global Growth Fund	$ 105,960	$ —	$ 105,96
Global Health Fund	$ 121,353	$ —	$ 121,35
Growth Fund	$ 126,360	$ 32,847	$ 93,51
Growth Opportunities Fund	$ 313,630	$ 79,981	$ 233,64
High Yield Fund	$ 38,592	$ —	$ 38,59
Municipal Opportunities Fund	$ 37,578	$ —	$ 37,57
Corporate Opportunities Fund	$ 58,108	$ —	$ 58,10
Inflation Plus Fund	$ 133,499	$ —	$ 133,49
International Growth Fund	$ 94,853	$ —	$ 94,85
International Opportunities Fund	$ 72,306	$ —	$ 72,30
International Small Company Fund	$ 45,317	$ —	$ 45,31
MidCap Fund	$ 403,241	$ —	$ 403,24
MidCap Value Fund	$ 45,156	$ —	$ 45,15
Money Market Fund	$ 97,063	$ —	$ 97,06
Short Duration Fund	$ 37,525	$ —	$ 37,52
Small Company Fund	$ 102,240	$ —	$ 102,24
SmallCap Growth Fund	$ 48,568	$ 17,151	$ 31,41
Small/Mid Cap Equity Fund	$ 4,482	$ —	$ 4,48
Strategic Income Fund	$ 36,226	$	$ 36,22
Municipal Real Return Fund	$ 28,400	$ 1,055	$ 27,34
Total Return Bond Fund	$ 244,752	$ —	$ 244,75
Value Fund	$ 55,580	$ —	$ 55,58
Value Opportunities Fund	$ 29,076	$ 4,381	$ 24,69
Equity Growth Allocation Fund	$ 31,546	$ —	$ 31,54
Growth Allocation Fund	$ 92,637	$ —	$ 92,63
Balanced Allocation Fund	$ 108,407	$ —	$ 108,40
Conservative Allocation Fund	$ 24,206	$ —	$ 24,20
Target Retirement 2010 Fund	$ 1,714	$ —	$ 1,71
Target Retirement 2020 Fund	$ 3,535	$ —	$ 3,53
Target Retirement 2030 Fund	$ 2,811	$ —	$ 2,81

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, no information is available regarding fund accounting fees paid to Hartford Life.

PORTFOLIO MANAGERS

OTHER ACCOUNTS SUB-ADVISED BY HARTFORD INVESTMENT MANAGEMENT PORTFOLIO MANAGERS

The following table lists the number and types of other accounts managed by the Hartford Investment Management managers and assets under management in those accounts as of October 31, 2010:

PORTFOLIO MANAGER	REGISTERED INVESTMENT COMPANY ACCOUNTS	ASSETS MANAGED (in millions)	POOLED ACCOUNTS	ASSETS MANAGED (in millions)	OTHER ACCOUNTS	ASSETS MANAGED (in millions)
Michael Bacevich	0(1)	$ 0	0	$ 0	1	$ 352.6
Christopher Bade	0(2)	$ 0	0	$ 0	2	$ 12.3
Paul Bukowski	1(3)	$ 157.4	0	$ 0	3	$ 19.5
Ed Caputo	0(4)	$ 0	0	$ 0	13	$ 129.2
Robert Crusha	1(5)	$ 2,673.9	6	$ 2,005.8	20	$ 2,189.8
Kurt Cubbage	1	$ 157.4	0	$ 0	2	$ 8.6
Joseph Darcy	0(6)	$ 0	0	$ 0	2	$ 12.3
Bradley Dyslin	0	$ 0	0	$ 0	3	$ 452.3
Ira Edelblum	0	$ 0	0	$ 0	3	$ 452.3
Carlos Feged	1	$ 799.4	0	$ 0	0	$ 0
Michael Gray	0(7)	$ 0	0	$ 0	4	$ 497.4
Jan Grindrod	1	$ 2,673.9	0	$ 0	0	$ 0
John Hendricks	1	$ 1,377.4	1	$ 34.4	3	$ 528.3
Raymond Humphrey	1(8)	$ 1,377.4	1	$ 34.4	3	$ 528.3
James Ong	0	$ 0	0	$ 0	0	$ 0
Frank Ossino	0	$ 0	0	$ 0	0	$ 0
Joseph Portera	1(9)	$ 4,968.7	1	$ 145.3	10	$ 3,812.8
James Serhant	1(10)	$ 799.4	1	$ 50.9	0	$ 0
Nasri Toutoungi	1(11)	$ 4,968.7	1	$ 145.3	9	$ 3,767.8
Hugh Whelan	1(12)	$ 157.4	0	$ 0	14	$ 140.0
Christopher J. Zeppieri	1	4,968.7	1	$ 145.3	11	$ 3,860.6

(1) This portfolio manager manages more than one Hartford Fund (Floating Rate Fund, Strategic Income Fund and Short Duration Fund). Assets under management in those Funds total $5,158 million, $436 million and $490 million, respectively.

(2) This portfolio manager manages more than one Hartford Fund (Municipal Opportunities Fund and Municipal Real Return Fund). Assets under management in those Funds total $456 million and $260 million, respectively.

(3) This portfolio manager manages more than one Hartford Fund (Global Enhanced Dividend Fund and Small/Mid Cap Equity Fund). Assets under management in those Funds total $8 million and $104 million, respectively.

(4) This portfolio manager manages more than one Hartford Fund (Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund, Target Retirement 2050 Fund, Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund and Equity Growth Allocation Fund). Assets under management in those Funds total $30 million, $24 million, $89 million, $26 million, $86 million, $16 million, $16 million, $8 million, $8 million, $263 million, $842 million, $694 million, $235 million, respectively.

(5) This portfolio manager manages more than one Hartford Fund (Money Market Fund and Short Duration Fund). Assets under management in those Funds total $691 million and $490 million, respectively.

(6) This portfolio manager manages more than one Hartford Fund (Municipal Opportunities Fund and Municipal Real Return Fund). Assets under management in those Funds total $456 million and $260 million, respectively.

(7) This portfolio manager manages more than one Hartford Fund (Corporate Opportunities Fund and Strategic Income Fund). Assets under management in those Funds total $322 million and $436 million, respectively.

(8) This portfolio manager manages more than one Hartford Fund (Inflation Plus Fund and Municipal Real Return Fund). Assets under management in those Funds total $2,239million and $260 million, respectively.

(9) This portfolio manager manages more than one Hartford Fund (Strategic Income Fund and Total Return Bond Fund). Assets under management in those Funds total $436 million and $2,063 million, respectively.

(10) This portfolio manager manages more than one Hartford Fund (Corporate Opportunities Fund and High Yield Fund). Assets under management in those Funds total $322 million and $457 million, respectively.

(11) This portfolio manager manages more than one Hartford Fund (Strategic Income Fund and Total Return Bond Fund). Assets under management in those Funds total $436 million and $2,063 million, respectively.

(12) This portfolio manager manages more than one Hartford Fund (Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund, Target Retirement 2050 Fund, Conservative Allocation Fund, Balanced Allocation Fund, Growth Allocation Fund, Equity Growth Allocation Fund, Small/Mid Cap Equity Fund and Global Enhanced Dividend Fund). Assets under management in those Funds total $30 million, $24 million, $89 million, $26 million, $86 million, $16 million, $16 million, $8 million, $8 million, $263 million, $842 million, $694 million and $235 million, $104 million, $8 million, respectively.

CONFLICTS OF INTEREST BETWEEN THE FUNDS SUB-ADVISED BY HARTFORD INVESTMENT MANAGEMENT PORTFOLIO MANAGERS AND OTHER ACCOUNTS

In managing other portfolios (including affiliated accounts), certain potential conflicts of interest may arise. Portfolio managers, including assistant portfolio managers, at Hartford Investment Management manage multiple portfolios for multiple clients. These accounts may include mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies, foundations), commingled trust accounts, and other types of funds. The portfolios managed by portfolio managers may have investment objectives, strategies and risk profiles that differ from those of the Funds. Portfolio managers make investment decisions for each portfolio, including the Funds, based on the investment objectives, policies, practices and other relevant investment considerations applicable to that portfolio. Consequently, the portfolio managers may purchase securities for one portfolio and not another portfolio. Securities purchased in one portfolio may perform better than the securities purchased for another portfolio, and vice versa. A portfolio manager or other investment professional at Hartford Investment Management may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made on behalf of a Fund, or make investment decisions that are similar to those made for a Fund, both of which have the potential to adversely impact that Fund depending on market conditions. In addition, some of these portfolios have fee structures that are or have the potential to be higher, in some cases significantly higher, than the fees paid by the Funds to Hartford Investment Management. Because a portfolio manager's compensation is affected by revenues earned by Hartford Investment Management, the incentives associated with any given Fund may be significantly higher or lower than those associated with other accounts managed by a given portfolio manager.

Hartford Investment Management's goal is to provide high quality investment services to all of its clients, while meeting its fiduciary obligation to treat all clients fairly. Hartford Investment Management has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Hartford Investment Management monitors a variety of areas, including compliance with primary Funds' guidelines, the allocation of securities, and compliance with Hartford Investment Management's Code of Ethics.

Furthermore, senior investment and business personnel at Hartford Investment Management periodically review the performance of Hartford Investment Management's portfolio managers. Although Hartford Investment Management does not track the time a portfolio manager spends on a single portfolio, Hartford Investment Management does periodically assess whether a portfolio manager has adequate time and resources to effectively manage the portfolio manager's overall book of business.

Material conflicts of interest may arise when allocating and/or aggregating trades. Hartford Investment Management may aggregate into a single trade order several individual contemporaneous client trade orders for a single security, absent specific client directions to the contrary. It is the policy of Hartford Investment Management that when a decision is made to aggregate transactions on behalf of more than one account (including the Funds or other accounts over which it has discretionary authority), such transactions will be allocated to all participating client accounts in a fair and equitable manner in accordance with Hartford Investment Management's trade allocation policy. The trade allocation policy is described in Hartford Investment Management's Form ADV. Hartford Investment Management's compliance unit monitors block transactions to assure adherence to the trade allocation policy.

COMPENSATION OF HARTFORD INVESTMENT MANAGEMENT PORTFOLIO MANAGERS

Hartford Investment Management's portfolio managers are generally responsible for multiple accounts with similar investment strategies. Portfolio managers are compensated on the performance of the aggregate group of similar accounts rather than for a specific Fund.

The compensation package for portfolio managers consists of three components, which are fixed base pay, annual incentive and long-term incentive. The base pay program provides a level of base pay that is competitive with the marketplace and reflects a portfolio manager's contribution to Hartford Investment Management's success.

The annual incentive plan provides cash bonuses dependent on both Hartford Investment Management's overall performance and individual contributions. A portion of the bonus pool is determined based on the aggregate portfolio gross performance results over three years relative to peer groups and benchmarks, and the remaining portion is based on a variety of other factors, such as overall achievements relative to targets.

Bonuses for portfolio managers vary depending on the scope of accountability and experience level of the individual portfolio manager. An individual's award is based upon qualitative and quantitative factors including the relative performance of their assigned portfolios compared to a peer group and benchmark. A listing of each Fund and the benchmark by which such Fund is measured can be found below and is primarily geared to reward top quartile performance on a trailing three-year basis. Individual performance is dollar weighted (based on assets under management). Qualitative factors such as leadership, teamwork and overall contribution made during the year are also considered.

The long-term incentive plan provides an opportunity for portfolio managers and other key contributors to Hartford Investment Management to be rewarded in the future based on performance of Hartford Investment Management. A designated portion of Hartford Investment Management's net operating income will be allocated to long-term incentive awards each year. The size of actual individual awards will vary greatly. The awards granted in 2008 and prior years will vest over three years for most participants and five years for Hartford Investment Management's Managing Directors and will be paid in cash at the end of the vesting period. The awards granted in 2009 and following years will vest over three years for all participants and will be paid in a combination of cash and restricted units whose value tracks the market price of shares of The Hartford Financial Services Group, Inc. at the end of the vesting period.

All portfolio managers are eligible to participate in The Hartford's standard employee health and welfare programs, including retirement.

HIFSCO HIFSCO manages the Checks and Balances Fund. The compensation package for portfolio managers consists of three components, which are fixed base pay, annual incentive and long-term incentive. The base pay program provides a level of base pay that is competitive with the marketplace and reflects a portfolio manager's contribution to HIFSCO's success. The annual incentive plan provides cash bonuses dependent on both HIFSCO's overall performance and individual contributions. Bonuses vary depending on the scope of accountability and experience level of the individual. An individual's award is based upon multiple factors such as leadership, teamwork and overall contribution made during the year but not on performance of the fund. The long-term incentive plan provides an opportunity for portfolio managers and other key contributors to HIFSCO to be rewarded in the future based on the continued profitable growth of HIFSCO. The size of actual individual awards will vary greatly. The awards will vest over three years. All portfolio managers are eligible to participate in The Hartford's standard employee health and welfare programs, including retirement.

The benchmark by which each Fund's performance is measured for compensation purposes is as follows:

FUND	BENCHMARK
Floating Rate Fund	Credit Suisse Leveraged Loan Index
High Yield Fund	Barclays Capital High Yield Corporate Index
Municipal Opportunities Fund	Barclays Capital High Yield Municipal Bond Index
Corporate Opportunities Fund	Barclays Capital US Corporate Index
Inflation Plus Fund	The Barclays Inflation Index
Money Market Fund	90 day Treasury Bill Index
Short Duration Fund	Barclays Capital 1-3 yr. U.S. Government/Credit Index

Small/Mid Cap Equity Fund	Russell 2500 Index
Strategic Income Fund	Barclays Capital U.S. Aggregate Bond Index
Municipal Real Return Fund	Barclays Capital Municipal Bond Index
Total Return Bond Fund	Barclays Capital U.S. Aggregate Bond Index
Equity Growth Allocation Fund	S&P 500 Index
Growth Allocation Fund	80% S&P 500 Index; 20% Barclays Capital U.S. Aggregate Bond Index
Balanced Allocation Fund	60% S&P 500 Index; 40% Barclays Capital U.S. Aggregate Bond Index
Conservative Allocation Fund	40% S&P 500 Index; 60% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2010 Fund	56% S&P 500 Index; 44% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2015 Fund	64% S&P 500 Index; 36% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2020 Fund	69% S&P 500 Index; 31% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2025 Fund	76% S&P 500 Index; 24% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2030 Fund	81% S&P 500 Index; 19% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2035 Fund	87% S&P 500 Index; 13% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2040 Fund	91% S&P 500 Index; 9% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2045 Fund	95% S&P 500 Index; 5% Barclays Capital U.S. Aggregate Bond Index
Target Retirement 2050 Fund	95% S&P 500 Index; 5% Barclays Capital U.S. Aggregate Bond Index

EQUITY SECURITIES BENEFICIALLY OWNED BY HIFSCO OR HARTFORD INVESTMENT MANAGEMENT PORTFOLIO MANAGERS

The dollar ranges of equity securities beneficially owned by HIFSCO or Hartford Investment Management portfolio managers in the Funds they sub-advise, as well as the funds of funds, are as follows for the fiscal year ended October 31, 2010:

PORTFOLIO MANAGER	FUND(S) SUB-ADVISED/MANAGED	DOLLAR RANGE OF EQUITY SECURITIES BENEFICIALLY OWNED
Michael Bacevich	Floating Rate Fund	$100,001-$500,000
	Short Duration Fund	None
	Strategic Income Fund	$10,001-$50,000
Christopher Bade	Municipal Opportunities Fund	$10,001-$50,000
	Municipal Real Return Fund	None
Paul Bukowski	Global Enhanced Dividend Fund	None
	Small/Mid Cap Equity Fund	$50,001-$100,000
Edward C. Caputo	Equity Growth Allocation Fund	None
	Growth Allocation Fund	None
	Balanced Allocation Fund	$10,001-$50,000
	Conservative Allocation Fund	None
	Target Retirement 2010 Fund	None
	Target Retirement 2015 Fund	None
	Target Retirement 2020 Fund	None
	Target Retirement 2025 Fund	None
	Target Retirement 2030 Fund	$10,001-$50,000
	Target Retirement 2035 Fund	None
	Target Retirement 2040 Fund	None
	Target Retirement 2045 Fund	None
	Target Retirement 2050 Fund	None
Robert Crusha	Money Market Fund	None
	Short Duration Fund	$10,001-$50,000
Kurt Cubbage	Small/Mid Cap Equity	None
Joseph Darcy	Municipal Opportunities Fund	None
	Municipal Real Return Fund	None
Bradley Dyslin	Short Duration Fund	None
Ira Edelblum	Corporate Opportunities Fund	None
Carlos Feged	High Yield Fund	None
Michael Gray	Corporate Opportunities Fund	$10,001-$50,000
	Strategic Income Fund	$10,001-$50,000
Jan Grindrod	Money Market Fund	None

John Hendricks	Inflation Plus Fund	$10,001-$50,000

Raymond Humphrey	Inflation Plus Fund Municipal Real Return Fund	None None
James Ong	Municipal Real Return Fund	None
Frank Ossino	Floating Rate Fund	$50,001-$100,000
Joseph Portera	Strategic Income Fund Total Return Bond Fund	$10,001-$50,000 $50,001-$100,000
James Serhant	Corporate Opportunities Fund High Yield Fund	None $10,001-$50,000
Nasri Toutoungi	Strategic Income Fund Total Return Bond Fund	$10,001-$50,000 $10,001-$50,000
Hugh Whelan	Global Enhanced Dividend Fund Small/Mid Cap Equity Fund Equity Growth Allocation Fund Growth Allocation Fund Balanced Allocation Fund Conservative Allocation Fund Target Retirement 2010 Fund Target Retirement 2015 Fund Target Retirement 2020 Fund Target Retirement 2025 Fund Target Retirement 2030 Fund Target Retirement 2035 Fund Target Retirement 2040 Fund Target Retirement 2045 Fund Target Retirement 2050 Fund	None None None None None None None None None None None None None None None
Christopher J. Zeppieri	Total Return Bond Fund	None
Vernon Meyer (HIFSCO)	Checks and Balances Fund	None

OTHER ACCOUNTS SUB-ADVISED BY WELLINGTON MANAGEMENT PORTFOLIO MANAGERS

The following table lists the number and types of other accounts sub-advised by Wellington Management managers and assets under management in those accounts as of October 31, 2010:

PORTFOLIO MANAGER	REGISTERED INVESTMENT COMPANY ACCOUNTS		ASSETS MANAGED (in millions)	POOLED ACCOUNTS		ASSETS MANAGED (in millions)	OTHER ACCOUNTS		ASSETS MANAGED (in millions)
Mario E. Abularach	14(a)	$	5,417.3	2	$	216.4	10(1)	$	1,100.5
Ricardo Adrogué(*)	0	$	0	11(11)	$	1,961.3	11(11)	$	4,823.8
Steven C. Angeli	11	$	2,093	14(2)	$	918.8	33(2)	$	1,735.6
Matthew G. Baker	1	$	4,940.8	4	$	568.3	7(3)	$	1,560.3
Jean-Marc Berteaux	0(b)	$	0	3	$	226.6	1	$	138.2
Jay Bhutani	10	$	1,723.5	23	$	1,326.1	69(4)	$	1,903.9
Francis J. Boggan	6	$	403.4	8	$	644.2	20(5)	$	1,890.5
John A. Boselli	0	$	0	1	$	1.6	0	$	0
Edward P. Bousa	4(7)	$	41,007.7	9	$	1,196.3	12(6)	$	2,289.2
Michael T. Carmen	10(c)	$	5,142.1	9(7)	$	604.4	10(7)	$	1,038.0
Frank D. Catrickes	3(d)	$	5,304.8	10	$	622.3	10(8)	$	659.3
Mammen Chally	8(e)	$	3,240.1	7	$	436.3	7	$	2,239.6
Nicolas M. Choumenkovitch	4(f)	$	2,936.4	6	$	457.6	17(9)	$	3,447.0
Robert L. Deresiewicz	4	$	40.1	12(10)	$	77.4	42(10)	$	276.0
Cheryl M. Duckworth(*)	1(g)	$	108.3	0	$	0	0	$	0
David J. Elliott	2	$	235.4	2	$	26.7	5	$	1,101.2

PORTFOLIO MANAGER	REGISTERED INVESTMENT COMPANY ACCOUNTS	ASSETS MANAGED (in millions)	POOLED ACCOUNTS	ASSETS MANAGED (in millions)	OTHER ACCOUNTS	ASSETS MANAGED (in millions)
Scott M. Elliott	1(h)	$ 43.0	23(12)	$ 12,977.7	5(12)	$ 988.8
Robert L. Evans(*)	2	$ 157.2	24(30)	$ 7,874.7	65(30)	$ 24,030.8
David R. Fassnacht	6(14)	$ 1,831.9	8(13)	$ 1,556.3	3(13)	$ 1,190.0
Ann C. Gallo	7	$ 75.7	28(14)	$ 188.7	80(14)	$ 767.2
Brian M. Garvey	1(h)	$ 43.0	23(12)	$ 12,977.7	5(12)	$ 988.8
Stephen A. Gorman	1	$ 101.4	13(15)	$ 1,672.2	11	$ 98.9
Karen H. Grimes	4(i)	$ 2,993.2	3	$ 122.1	7(16)	$ 908.2
Peter I. Higgins	7(17)	$ 6,330.1	6	$ 127.0	2	$ 147.2
Lucius T. Hill, III	9	$ 10,516.8	6	$ 2,919.7	15	$ 24,773.5
Matthew D. Hudson	1	$ 578.7	7	$ 1,467.6	4(18)	$ 498.0
Jean M. Hynes	8	$ 19,976.6	29(19)	$ 335.5	82(19)	$ 2,637.6
Steven T. Irons	2	$ 4,918.1	0	$ 0	0	$ 0
Theodore B. P. Jayne	0(j)	$ 0	0	$ 0	0	$ 0
John C. Keogh	7(20)	$ 31,929.4	0	$ 0	25	$ 4,252.1
Donald . Kilbride	6(21)	$ 9,955.0	4	$ 197.2	3	$ 100.0
Ian R. Link	3(i)	$ 1,566.4	0	$ 0	0	$ 0
Daniel Maguire	0	$ 0	1	$ 1	0	$ 0
Mark D. Mandel	1	$ 102.4	0	$ 0	0	$ 0
Kirk J. Mayer	7	$ 79.2	29(22)	$ 233.2	81(22)	$ 1,264.1
James N. Mordy	10(k)(23)	$ 11,878.8	3	$ 508.3	7(23)	$ 886.4
Stephen Mortimer	19(a)	$ 7,185.7	2	$ 216.4	10(1)	$ 1,100.5
Tieu-Bich Nguyen(*)	0	$ 0	2	$ 16.4	1	$ 28.2
David W. Palmer	3(l)(24)	$ 1,415.1	0	$ 0	0	$ 0
Saul J. Pannell	1(d)	$ 4,979.2	5(25)	$ 492.6	4(25)	$ 310.8
Phillip H. Perelmuter	3	$ 2,118.8	7	$ 1,164.1	39(26)	$ 27.4
Lindsay Thritt Politi	3	$ 823.1	6	$ 259.4	10	$ 3,870.8
W. Michael Reckmeyer, III	6(i)(27)	$ 11,092.2	0	$ 0	3	$ 656.3
Jamie A. Rome	5	$ 461.7	9	$ 740.1	16	$ 1,167.2
Philip W. Ruedi	1	$ 1,745.9	0	$ 0	0	$ 0
Andrew J. Shilling	5(28)	$ 2,339.4	7	$ 1,864.7	33(28)	$ 6,652.6
Scott I. St. John	6	$ 9,626.9	9	$ 3,422.2	32	$ 12,713.3
Kent M. Stahl	3(m)	$ 7,069.9	3	$ 391.2	0	$ 0
Tara Connolly Stilwell	5	$ 3,067.5	4	$ 334.5	17(29)	$ 3,447.0
Mark H. Sullivan(*)	2	$ 157.2	24(31)	$ 7,874.7	65(31)	$ 24,030.8
Simon H. Thomas	1	$ 31.4	8	$ 258.8	4	$ 210.9
Mark A. Whitaker	1	$ 1,745.9	0	$ 0	0	$ 0
James W. Valone(*)	1(n)	$ 68.8	18(32)	$ 7,250.2	16	$ 6,556.5

(*) as of April 30, 2011.

(a) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Growth Opportunities Fund and Small Company Fund). Assets under management in those Funds total approximately $1,751.4 million and $723.3 million, respectively.

(b) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Diversified International Fund and International Growth Fund). Assets under management in those Funds total approximately $22.5 million and $181.8 million, respectively.

(c) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Capital Appreciation II Fund and Growth Opportunities Fund). Assets under management in those Funds total approximately $1,078.2 million and $1,751.4 million, respectively.

(d) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Capital Appreciation Fund and Capital Appreciation II Fund). Assets under management in those Funds total approximately $19,939.0 million and $1,078.2 million, respectively.

(e) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Disciplined Equity Fund, Small Company Fund and SmallCap Growth Fund). Assets under management in those Funds total approximately

$144.9 million, $723.3 million and $264.6 million, respectively.

(f) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Capital Appreciation II Fund and International Opportunities Fund). Assets under management in those Funds total approximately $1,078.2 million and $575.1 million, respectively.

(g) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Diversified International Fund, Global Research Fund and Emerging Markets Research Fund). Assets under management in Diversified International Fund and Global Research Fund total approximately $26.4 million and $132.0 million, respectively. As of the date of this SAI, Emerging Markets Research Fund had not commenced operations.

(h) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Global All-Asset Fund and Global Real Asset Fund). Assets under management in those Funds total approximately $203.4 million and $59.4 million, respectively.

(i) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Balanced Income Fund, Equity Income Fund, and Value Fund). Assets under management in those Funds total approximately $247.9 million, $895.8 million and $465.7 million, respectively.

(j) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Diversified International Fund and International Value Fund). Assets under management in those Funds total approximately $22.5 million and $6.5 million, respectively.

(k) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (MidCap Value Fund and Value Opportunities Fund). Assets under management in those Funds total approximately $318.1 million and $146.7 million, respectively.

(l) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Capital Appreciation II Fund and Value Opportunities Fund). Assets under management in those Funds total approximately $1,078.2 million and $146.7 million, respectively.

(m) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Diversified International Fund and Capital Appreciation II Fund). Assets under management in those Funds total approximately $22.5 million and $1,078.2 million, respectively.

(n) In addition to the registered investment company accounts listed above, this portfolio manager manages more than one Hartford Fund (Balanced Income Fund and Emerging Markets Local Debt Fund). Assets under management in Balanced Income Fund total approximately $389.0 million. As of the date of this SAI, Emerging Markets Local Debt Fund had not commenced operations.

(1) The advisory fee for 2 of these other accounts is based upon performance. Assets under management in those other accounts total approximately $258.8 million.

(2) The advisory fee for 2 of these pooled accounts and 4 of these other accounts is based upon performance. Assets under management in those pooled accounts and those other accounts total approximately $285.9 million and $450.4 million, respectively.

(3) The advisory fee for 1 of these other accounts is based upon performance. Assets under management in that other account total approximately $388.9 million.

(4) The advisory fee for 11 of these other accounts is based upon performance. Assets under management in those other accounts total approximately $321.4 million.

(5) The advisory fee for 2 of these other accounts is based upon performance. Assets under management in those other accounts total approximately $414.5 million.

(6) The advisory fee for 2 of these registered investment company accounts and 2 of these other accounts is based upon performance. Assets under management in those registered investment company accounts and other accounts total approximately $35,307.5 million and $557.2 million, respectively.

(7) The advisory fee for 2 of these pooled accounts and 1 of these other accounts is based upon performance. Assets under management in those pooled accounts and other accounts total approximately $311.5 million and $177.7 million, respectively.

(8) The advisory fee for 1 of these other accounts is based upon performance. Assets under management in that other account total approximately $162.5 million.

(9) The advisory fee for 3 of these other accounts is based upon performance. Assets under management in those other accounts total approximately $924.4 million.

(10) The advisory fee for 1 of these pooled accounts and 4 of these other accounts is based upon performance. Assets under management in that pooled account and those other accounts total approximately $8.1 million and $87.4 million, respectively.

(11) The advisory fee for 1 of these pooled accounts and 2 of these other accounts is based upon performance. Assets under management in those pooled accounts and other accounts total approximately $805.0 million and $340.1 million, respectively.

(12) The advisory fees for 10 of these pooled accounts and 1 of these other accounts is based upon performance. Assets under management in those pooled accounts and that other account total approximately $1,037.9 million and $103.9 million, respectively.

(13) The advisory fees for 1 of these registered investment company accounts, 1 of these pooled accounts and 1 of these other accounts is based upon performance. Assets under management in that registered investment company account, that pooled account and that other account total approximately $347.7 million, $13.3 million and $1,010.5 million, respectively.

(14) The advisory fees for 1 of these pooled accounts and 12 of these other accounts is based upon performance. Assets under management in that pooled account and those other accounts total approximately $6.6 million and $195.3 million, respectively.

(15) The advisory fee for 1 of these pooled accounts is based upon performance. Assets under management in that pooled account total approximately $86.6 million.

(16) The advisory fee for 1 of these other accounts is based upon performance. Assets under management in that other account total approximately $468.7 million.

(17) The advisory fee for 1 of these registered investment company accounts is based upon performance. Assets under management in that registered investment company account total approximately $356.7 million.

(18) The advisory fee for 1 of these other accounts is based upon performance. Assets under management in that other account total approximately $168.4 million.

(19) The advisory fee for 1 of these pooled accounts and 13 of these other accounts is based upon performance. Assets under management in that pooled account and those other accounts total approximately $6.7 million and $962.7 million, respectively.

(20) The advisory fee for 3 of these registered investment company accounts is based upon performance. Assets under management in those registered investment company accounts total approximately $29,079.4 million.

(21) The advisory fee for 1 of these registered investment company accounts is based upon performance. Assets under management in that registered investment company account $4,046.3 million.

(22) The advisory fee for 1 of these pooled accounts and 13 of these other accounts is based upon performance. Assets under management in that pooled account and those other accounts total approximately $6.2 million and $739.1 million, respectively.

(23) The advisory fee for 2 of these registered investment company accounts and 1 of these other accounts is based upon performance. Assets under management in those registered investment company accounts and that other account total approximately $9,024.9 million and $21.4 million, respectively.

(24) The advisory fee for 1 of these registered investment company accounts is based upon performance. Assets under management in that registered investment company account total approximately $347.7 million.

(25) The advisory fee for 2 of these pooled accounts and 1 of these other accounts is based upon performance. Assets under management in those pooled accounts and that other account total approximately $273.8 million and $162.5 million, respectively.

(26) The advisory fee for 1 of these other accounts is based upon performance. Assets under management in that other account total approximately $27.4 million.

(27) The advisory fee for 3 of these registered investment company accounts is based upon performance. Assets under management in those registered investment company accounts total approximately $9,858.5 million.

(28) The advisory fee for 2 of these registered investment company accounts and 1 of these other accounts is based upon performance. Assets under management in those registered investment company accounts and that other account total approximately $1,322.0 million and $177.0 million, respectively.

(29) The advisory fee for 3 of these other accounts is based upon performance. Assets under management in those other accounts total approximately $924.4 million.

(30) The advisory fee for 4 of these pooled accounts and 6 of these other accounts is based upon performance. Assets under management in those pooled accounts and other accounts total approximately $966.9 million and $2,452.9 million, respectively.

(31) The advisory fee for 4 of these pooled accounts and 6 of these other accounts is based upon performance. Assets under management in those pooled accounts and other accounts total approximately $966.9 million and $2,452.9 million, respectively.

(32) The advisory fee for 1 of these registered investment company accounts is based upon performance. Assets under management in that registered investment company account total approximately $151.5 million.

CONFLICTS OF INTEREST BETWEEN THE FUNDS SUB-ADVISED BY WELLINGTON MANAGEMENT PORTFOLIO MANAGERS AND OTHER ACCOUNTS

Individual investment professionals at Wellington Management manage multiple accounts for multiple clients. These accounts may include mutual funds, separate accounts (assets managed on behalf of institutions, such as pension funds, insurance companies, foundations, or separately managed account programs sponsored by financial intermediaries), bank common trust accounts, and hedge funds. Each Fund's managers listed in the prospectuses who are primarily responsible for the day-to-day management of the Funds ("Investment Professionals") generally manage accounts in several different investment styles. These accounts may have investment objectives, strategies, time horizons, tax considerations and risk profiles that differ from those of the relevant Fund. The Investment Professionals make investment decisions for each account, including the Fund, based on the investment objectives, policies, practices, benchmarks, cash flows, tax and other relevant investment considerations applicable to that account. Consequently, the Investment Professionals may purchase or sell securities, including IPOs, for one account and not another account, and the performance of securities purchased for one account may vary from the performance of securities purchased for other accounts. Alternatively, these accounts may be managed in a similar fashion to the relevant Fund and thus the accounts may have similar, and in some cases nearly identical, objectives, strategies and/or holdings to that of the relevant Fund.

An Investment Professional or other investment professionals at Wellington Management may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made on behalf of the relevant Fund, or make investment decisions that are similar to those made for the relevant Fund, both of which have the potential to adversely impact the relevant Fund depending on market conditions. For example, an investment professional may purchase a security in one account while appropriately selling that same security in another account. Similarly, an Investment Professional may purchase the same security for the relevant Fund and one or more other accounts at or about the same time. In those instances the other accounts will have access to their respective holdings prior to the public disclosure of the relevant Fund's holdings. In addition, some of these accounts have fee structures, including performance fees, which are or have the potential to be higher, in some cases significantly higher, than the fees Wellington Management receives for managing the Funds. Messrs. Angeli, Carmen, Catrickes, Deresiewicz, Mayer, and Valone, and Ms. Gallo and Ms. Hynes also manage hedge funds, which pay performance allocations to Wellington Management or its affiliates. Because incentive payments paid by Wellington Management to the Investment Professionals are tied to revenues earned by Wellington Management, and, where noted, to the performance achieved by the manager in each account, the incentives associated with any given account may be significantly higher or lower than those associated with other accounts managed by a given Investment Professional. Finally, the Investment Professionals may hold shares or investments in the other pooled investment vehicles and/or other accounts identified above.

Wellington Management's goal is to meet its fiduciary obligation to treat all clients fairly and provide high quality investment services to all of its clients. Wellington Management has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, which it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Wellington Management monitors a variety of areas, including compliance with primary account guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics, and places additional investment restrictions on investment professionals who manage hedge funds and certain other accounts. Furthermore, senior investment and business personnel at Wellington Management periodically review the performance of Wellington Management's investment professionals. Although Wellington Management does not track the time an investment professional spends on a single account, Wellington Management does periodically assess whether an investment professional has adequate time and resources to effectively manage the investment professional's various client mandates.

COMPENSATION OF WELLINGTON MANAGEMENT PORTFOLIO MANAGERS

Wellington Management receives a fee based on the assets under management of each Fund as set forth in the Investment Sub-Advisory Agreement between Wellington Management and HIFSCO on behalf of each Fund. Wellington Management pays its investment professionals out of its total revenues, including the advisory fees earned with respect to each Fund. Unless otherwise noted below, the following information relates to the fiscal year ended October 31, 2010.

Wellington Management's compensation structure is designed to attract and retain high-caliber investment professionals necessary to deliver high quality investment management services to its clients. Wellington Management's compensation of the Investment Professionals includes a base salary and incentive components. The base salary for each Investment Professional who is a partner of Wellington Management is generally a fixed amount that is determined by the Managing Partners of the firm. The base salaries for the other Investment Professionals are determined by the Investment Professionals' experience and performance in their roles as Investment Professionals. Base salaries for Wellington Management's employees are reviewed annually and may be adjusted based on the recommendation of an Investment Professional's manager, using guidelines established by Wellington Management's Compensation Committee, which has final oversight responsibility for base salaries of employees of the firm. Each Investment Professional managing a Hartford Fund, with the exception of Cheryl Duckworth, Mark Mandel, and Kent Stahl, is eligible to receive an incentive payment based on the revenues earned by Wellington Management from the Fund managed by the Investment Professional and generally each other account managed by such Investment Professional. Most eligible Investment Professionals' incentive payment relating to the relevant Fund is linked to the gross pre-tax performance of the portion of the Fund managed by the Investment Professional compared to the benchmark index and/or peer group identified below over one and three year periods, with an emphasis on three year results. The benchmark and/or peer groups and relative weights of each used for incentive compensation purposes are determined based on an assessment of the fit of the benchmark and/or peer group with the investment approach and the role of the Investment Professional in managing the Fund. Wellington Management applies similar incentive compensation structures (although the benchmarks or peer groups, time periods and rates may differ) to other accounts managed by these Investment Professionals, including accounts with performance fees. The incentive paid to Lindsay Thrift Politi, Scott I. St. John, and Lucius T. Hill, which has no performance-related component, is based on the revenues earned by Wellington Management. Wellington Management applies similar incentive compensation structures to other accounts managed by Ms. Politi. For other accounts managed by Mr. St. John and Mr. Hill, Wellington Management applies both revenue-based and performance-related incentive compensation structures.

Portfolio-based incentives across all accounts managed by an investment professional can, and typically do, represent a significant portion of an investment professional's overall compensation; incentive compensation varies significantly by individual and can vary significantly from year to year. The Investment Professionals may also be eligible for bonus payments based on their overall contribution to Wellington Management's business operations. Senior management at Wellington Management may reward individuals as it deems appropriate based on other factors. Each partner of Wellington Management is eligible to participate in a partner-funded tax qualified retirement plan, the contributions to which are made pursuant to an actuarial formula. The following individuals are partners of the firm:

Steven C. Angeli
Jean-Marc Berteaux
Francis J. Boggan
Edward P. Bousa
Michael T. Carmen
Frank D. Catrickes
Nicolas M. Choumenkovitch
Robert L. Deresiewicz
Cheryl M. Duckworth
Scott M. Elliott
Robert L. Evans
David R. Fassnacht
Steven T. Irons
John C. Keogh
Donald J. Kilbride
Mark D. Mandel
Kirk J. Mayer
James N. Mordy
Stephen Mortimer
Tieu-Bich Nguyen*
David Palmer*
Saul J. Pannell
Phillip H. Perelmuter
W. Michael Reckmeyer, III

Ann C. Gallo
Karen H. Grimes
Peter I. Higgins
Lucius T. Hill
Jean M. Hynes
Philip W. Ruedi*
Jamie A. Rome
Andrew J. Shilling
Kent M. Stahl
Simon H. Thomas*
James W. Valone

*Effective January 1, 2011

Wellington Management's incentive payments to the following Investment Professionals are based on comparisons of each Investment Professional's performance relative to the following benchmark and/or relevant peer group which are utilized to measure both one and three year performance, except where noted:

FUND	BENCHMARK(S) / PEER GROUPS FOR INCENTIVE PERIOD(1)
Advisers Fund	S&P 500 Index (Higgins and Irons only) Lipper EQ MF Large Cap Core Average (Higgins and Irons only) Barclays Capital U.S. Government/Credit Index (Keogh)
Balanced Income Fund	Lipper EQ MF Equity Income Average (Reckmeyer, Grimes and Link only)
Capital Appreciation Fund	Russell 3000 Index Lipper EQ MF Multicap Core Average
Capital Appreciation II Fund (2)	Russell 3000 Growth Index (Carmen only) Russell 3000 Index (Catrickes and Pannell only) Russell 3000 Value Index (Palmer only) MSCI World Index (Choumenkovitch only) Lipper EQ MF Multi-Cap Core Average (All, except Stahl)
Disciplined Equity Fund	S&P 500 Index
Diversified International Fund (3)	MSCI AC World ex US Index (Jayne only) MSCI AC World Growth ex US Index (Berteaux) Lipper EQ MF International Multi Cap Core Average (All, except Stahl)
Dividend and Growth Fund	S&P 500 Index Lipper EQ MF Equity Income Average
Emerging Markets Local Debt Fund (8)	70% - JP Morgan GBI Emerging Markets Global Diversified Index; 30% - JP Morgan Corporate Emerging Market Bond Index-Broad Diversified
Emerging Markets Research Fund (8)	90% - MSCI Emerging Markets Index; 10% Lipper EQ MF Emerging Markets Average
Equity Income Fund	Russell 1000 Value Index Lipper EQ MF Equity Income Average
Fundamental Growth Fund	Russell 1000 Growth Index Lipper EQ MF Large Cap Growth Average
Global All-Asset Fund	60% - MSCI World Index; 40% - Barclays Capital U.S. Aggregate
Global Growth Fund	MSCI World Growth Index (4) Lipper EQ MF Global Large Cap Growth Average
Global Health Fund	S&P North American Health Care Sector Index Lipper EQ MF Global Health/ Biotechnology Average (5)
Global Real Asset Fund	55% - Custom Natural Resources Benchmark (comprised of MSCI AC World Sector indices: (60%) Energy, (30%) Metals & Mining, (10%) Agricultural/Chemicals and Fore Paper and Products); 35% - Barclays Capital US TIPS 1 -10 year; 10% - S&P GSCI Commodity Equal Sector Weight (Elliott and Garvey only) Global Natural Resources Strategy BM (comprised of MSCI AC World/Metals & Minin (30%), MSCI AC World Select Industry (10%), and MSCI AC World/Energy (60%) (Bhutani only)
Global Research Fund (6)	MSCI All Country World Index Lipper EQ MF Global Multi Cap Core Average
Growth Fund	Russell 1000 Growth Index Lipper EQ MF Large Cap Growth Average
Growth Opportunities Fund	Russell 3000 Growth Index Lipper EQ MF Multicap Growth Average
International Growth Fund	MSCI EAFE Growth Index
International Opportunities Fund	MSCI AC World Free ex US Index Lipper EQ MF International Large Cap Core Average
International Small Company Fund	S&P EPAC SmallCap Index less $10 billion (7)
International Value Fund	MSCI International EAFE Value Index
MidCap Fund	S&P MidCap 400 Index Lipper EQ MF MidCap Core Average
MidCap Value Fund	Russell 2500 Value Index Lipper EQ MF Mid Cap Value Average
Small Company Fund	Russell 2000 Growth Index (Angeli, Mortimer, Abularach, and Chally only) Russell 2000 Index (Rome only) Lipper EQ MF Small Cap Growth Average (Angeli, Mortimer and Abularach only)
SmallCap Growth Fund	Russell 2000 Growth Index
Value Fund	Russell 1000 Value Index Lipper EQ MF Large Cap Value Average
Value Opportunities Fund	Russell 3000 Value Index Lipper EQ MF Multicap Value Average
World Bond Fund (8)	Barclays Capital Global Aggregate ex-Japan Index Citigroup World Government Bond ex-Japan Index

(1) For Funds with multiple benchmarks/peer groups, allocations are weighted equally, unless otherwise noted.
(2) The benchmark/peer groups were weighted 80%/20%, respectively, for this Fund for the period January 1, 2008 through December 31, 2009. As of January 1, 2010, the benchmark/peer groups are weighted 90%/10%, respectively, for this Fund.
(3) Prior to November 1, 2009, the benchmark was the MSCI EAFE Index. The benchmark/peer group are weighted 90%/10%, respectively, for this Fund.
(4) Prior to January 1, 2010, the benchmark was the MSCI World to World Growth Splice Index, which is comprised of the MSCI All Country World Index prior to December 31, 2005 and the MSCI World Growth Index after January 1, 2006.
(5) Prior to January 1, 2010, the peer group was the Lipper EQ MF Health/ Biotechnology Average.
(6) The benchmark/peer groups were weighted 80%/20%, respectively, for this Fund prior to December 31, 2009. As of January 1, 2010, the benchmark/peer group are weighted 90%/10%, respectively, for this Fund.
(7) Prior to January 1, 2008, the incentive plan for this Fund was a fixed rate.
(8) Effective May 31, 2011.

EQUITY SECURITIES BENEFICIALLY OWNED BY WELLINGTON MANAGEMENT PORTFOLIO MANAGERS

The dollar ranges of equity securities beneficially owned by Wellington Management managers in the Funds they sub-advise are as follows for the fiscal year ended October 31, 2010:

PORTFOLIO MANAGER	FUND(S) SUB-ADVISED	DOLLAR RANGE OF EQUITY SECURITIES BENEFICIALLY OWNED
Mario E. Abularach	Growth Opportunities Fund	None
	Small Company Fund	None
Ricardo Adrogué	Emerging Markets Local Debt Fund	None*
Steven C. Angeli	Small Company Fund	None
Mathew Baker	Dividend and Growth Fund	None
Jean-Marc Berteaux	Diversified International Fund	None
	International Growth Fund	None
Jay Bhutani	Global Real Asset Fund	None
Francis J. Boggan	Fundamental Growth Fund	$100,001-$500,000
John A. Boselli	International Growth Fund	None
Edward P. Bousa	Dividend and Growth Fund	Over $1,000,000
Michael T. Carmen	Capital Appreciation II Fund	None
	Growth Opportunities Fund	None
Frank D. Catrickes	Capital Appreciation Fund	$100,001-$500,000
	Capital Appreciation II Fund	None
Mammen Chally	Disciplined Equity Fund	$100,001-$500,000
	Small Company Fund	None
	SmallCap Growth Fund	$10,001-$50,000
Nicolas M. Choumenkovitch	Capital Appreciation II Fund	None
	International Opportunities Fund	$10,001-$50,000
Robert L. Deresiewicz	Global Health Fund	$50,001-$100,000
Cheryl M. Duckworth	Diversified International Fund	None
	Emerging Markets Research Fund	None*
	Global Research Fund	$50,001-$100,000
David J. Elliott	SmallCap Growth Fund	None
Scott M. Elliott	Global All-Asset Fund	None
	Global Real Asset Fund	None
Robert L. Evans	World Bond Fund	None*
David R. Fassnacht	Value Opportunities Fund	$10,001-$50,000
Ann C. Gallo	Global Health Fund	$50,001-$100,000
Brian M. Garvey	Global All-Asset Fund	None
	Global Real Asset Fund	None
Stephen A. Gorman	Global All-Asset Fund	None
Karen H. Grimes	Balanced Income Fund	None
	Equity Income Fund	None
	Value Fund	None
Peter I. Higgins	Advisers Fund	None
Lucius T. Hill, III	Balanced Income Fund	$500,001-$1,000,000
Matthew D. Hudson	Global Growth Fund	$100,001-$500,000
Jean M. Hynes	Global Health Fund	$100,001-$500,000
Steven T. Irons	Advisers Fund	$100,001-$500,000
Theodore B. P. Jayne	Diversified International Fund	None
	International Value Fund	None
John C. Keogh	Advisers Fund	$10,001-$50,000
Donald J. Kilbride	Dividend and Growth Fund	None

Ian R. Link	Balanced Income Fund	None
	Equity Income Fund	None
	Value Fund	None
Daniel Maguire	International Small Company Fund	None
Mark D. Mandel	Global Research Fund	Over $1,000,000
Kirk J. Mayer	Global Health Fund	$10,001-$50,000
James N. Mordy	MidCap Value Fund	Over $1,000,000
	Value Opportunities Fund	$10,001-$50,000
Stephen Mortimer	Growth Opportunities Fund	None
	Small Company Fund	None
Tieu-Bich Nguyen	Emerging Markets Local Debt Fund	None*
David W. Palmer	Capital Appreciation II Fund	None
	Value Opportunities Fund	$10,001-$50,000
Saul J. Pannell	Capital Appreciation Fund	Over $1,000,000
	Capital Appreciation II Fund	$500,001-$1,000,000
Phillip H. Perelmuter	MidCap Fund	$100,001-$500,000
Lindsay Thrift Politi	Global Real Asset Fund	None
W. Michael Reckmeyer, III	Balanced Income Fund	None
	Equity Income Fund	$50,001-$100,000
	Value Fund	None
Jamie A. Rome	Small Company Fund	$1-$10,000
Philip W. Ruedi	MidCap Fund	$50,001-$100,000
Andrew J. Shilling	Growth Fund	$100,001-$500,000
Scott I. St. John	Balanced Income Fund	None
Kent M. Stahl	Capital Appreciation II Fund	None
	Diversified International Fund	None
Tara Connolly Stilwell	International Opportunities Fund	None
Mark H. Sullivan	World Bond Fund	None*
Simon H. Thomas	International Small Company Fund	None
Mark A. Whitaker	MidCap Fund	None
James W. Valone	Emerging Markets Local Debt Fund	None*

* Information is as of April 30, 2011

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Companies have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities or, in the case of the funds of funds, transactions in shares of the Underlying Funds. Each fund of funds will not incur any commissions or sales charges when it invests in the Underlying Funds.

Subject to any policy established by each Company's Board of Directors and HIFSCO, the sub-advisers, as applicable, are primarily responsible for the investment decisions of each applicable Fund (other than Checks and Balances Fund) and the placing of its portfolio transactions. In placing brokerage orders, it is the policy of each Fund (or in the case of a fund of funds, with respect to purchases of ETFs) to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While the sub-advisers generally seek reasonably competitive spreads or commissions, the Funds (or in the case of a fund of funds, with respect to purchases of ETFs) do not necessarily pay the lowest possible spread or commission. HIFSCO may instruct the sub-advisers to direct certain brokerage transactions, using best efforts, subject to obtaining best execution, to broker/dealers in connection with a commission recapture program used to defray fund expenses for the Funds.

The sub-advisers generally deal directly with the dealers who make a market in the securities involved (unless better prices and execution are available elsewhere) if the securities are traded primarily in the over-the-counter market. Such dealers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. In addition, the sub-advisers may effect certain "riskless principal" transactions through certain dealers in the over-the-counter market under which "commissions" are paid on such transactions. Bonds and money market securities are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes. Portfolio securities in Money Market Fund normally are purchased directly from, or sold directly to, the issuer, an underwriter or market maker for the securities. There usually are no brokerage commissions paid by Money Market Fund for such purchases or sales.

While the sub-advisers seek to obtain the most favorable net results in effecting transactions in a Fund's (other than a Fund that is a fund of funds) portfolio securities, broker-dealers who provide investment research to the sub-advisers may receive orders for transactions from the sub-advisers. Such research services ordinarily consist of assessments and analyses of or affecting the business or prospects of a company, industry, economic sector or financial market. To the extent consistent with Section 28(e) of the 1934 Act, a sub-adviser may cause a Fund (or in the case of a fund of funds, an Underlying Fund) to pay a broker-dealer that provides "brokerage and research services" (as defined in the 1934 Act) to the sub-adviser an amount in respect of securities transactions for the Fund (other than a Fund that is a fund of funds) in excess of the amount that another broker-dealer would have charged in respect of that transaction. Information so received is in addition to and not in lieu of the services required that the sub-adviser must perform under the applicable investment sub-advisory agreement. In circumstances where two or more broker-

dealers are equally capable of providing best execution, each sub-adviser may, but is under no obligation to, choose the broker-dealer that provides superior research or analysis as determined by the sub-adviser in its sole discretion. The management fees paid by the Funds are not reduced because the sub-advisers, or their affiliates, receive these services even though they might otherwise be required to purchase some of these services for cash. Some of these services are of value to the sub-advisers, or their affiliates, in advising various of their clients (including the Funds), although not all of these services are necessarily useful and of value in managing the Funds.

Hartford Investment Management has determined that at present it will utilize soft dollars to obtain only: (i) brokerage services; (ii) research created and provided by a broker-dealer involved in effecting a trade (i.e., research provided by a full service broker-dealer, or provided by a broker-dealer to which a portion of a trade is directed for the purpose of obtaining access to the research, in either case on a bundled basis); and (iii) access to management personnel. Hartford Investment Management will not at present utilize soft dollars to obtain research from parties who have no role in effecting a trade.

To the extent that accounts managed by a sub-adviser are simultaneously engaged in the purchase of the same security as a Fund, then, as authorized by the applicable Company's Board of Directors, available securities may be allocated to the Fund (other than a Fund that is a fund of funds) and another client account and may be averaged as to price in a manner determined by the sub-adviser to be fair and equitable. Such allocation and pricing may affect the amount of brokerage commissions paid by such Funds. In some cases, this system might adversely affect the price paid by a Fund (for example, during periods of rapidly rising or falling interest rates) or limit the size of the position obtainable for a Fund (for example, in the case of a small issue).

Accounts managed by the sub-advisers (or their affiliates) may hold securities held by a Fund (or in the case of a fund of funds, shares of ETFs). Because of different investment objectives or other factors, a particular security may be purchased by a sub-adviser for one client when one or more other clients are selling the same security.

For the fiscal years ended October 31, 2010, October 31, 2009 and October 31, 2008, the Funds paid the following brokerage commissions:

FUND NAME	2010	2009	2008
Advisers Fund	$ 766,568	$ 943,848	$ 1,447,242
Balanced Allocation Fund	$ 14,298	N/A	N/A
Balanced Income Fund	$ 41,492	$ 25,761	$ 16,411
Capital Appreciation Fund	$ 29,258,292	$ 25,072,459	$ 29,280,660
Capital Appreciation II Fund	$ 3,343,404	$ 3,114,989	$ 3,586,174
Conservative Allocation Fund	$ 3,456	N/A	N/A
Corporate Opportunities Fund	$ 37,340	$ 13,520	$ 41,314
Disciplined Equity Fund	$ 66,734	$ 113,078	$ 171,503
Diversified International Fund	$ 44,410	$ 43,570	$ 26,765(
Dividend and Growth Fund	$ 2,712,127	$ 2,895,469	$ 2,400,650
Equity Growth Allocation Fund	$ 4,600	N/A	N/A
Equity Income Fund	$ 327,447	$ 528,530	$ 653,033
Floating Rate Fund	$ 7,073	N/A	N/A
Fundamental Growth Fund	$ 78,288	$ 57,586	$ 45,337
Global All-Asset Fund	$ 45,357(2)	N/A	N/A
Global Enhanced Dividend Fund	$ 4,580	$ 14,880	$ 23,691
Global Growth Fund	$ 718,815	$ 666,760	$ 1,005,497
Global Health Fund	$ 315,644	$ 894,453	$ 1,006,911
Global Research Fund	$ 171,969	$ 94,941	$ 26,954(
Global Real Asset Fund	$ 24,295(2)	N/A	N/A
Growth Fund	$ 694,606	$ 1,048,685	$ 1,286,367
Growth Allocation Fund	$ 12,203	N/A	N/A
Growth Opportunities Fund	$ 3,888,335	$ 5,552,475	$ 5,960,233
High Yield Fund	$ 850	$ 8,215	$ 3,557
Inflation Plus Fund	$ 2,089,335	$ 1,109,833	$ 1,209,041
International Growth Fund	$ 437,882	$ 2,026,647	$ 4,308,232
International Opportunities Fund	$ 1,136,702	$ 1,013,632	$ 1,266,960
International Small Company Fund	$ 422,963	$ 494,076	$ 810,479
International Value Fund	$ 5,814(2)	N/A	N/A
MidCap Fund	$ 4,340,505	$ 4,731,176	$ 4,399,927
MidCap Value Fund	$ 359,482	$ 311,616	$ 455,219
Small Company Fund	$ 3,373,829	$ 2,430,219	$ 1,931,540
SmallCap Growth	$ 441,621	$ 282,892	$ 697,163
Small/Mid Cap Equity Fund	$ 310,346	$ 45,249	$ 47,100
Strategic Income Fund	$ 59,684	$ 17,608	$ 24,656
Target Retirement 2010 Fund	$ 455	N/A	N/A
Target Retirement 2015 Fund	$ 500	N/A	N/A
Target Retirement 2020 Fund	$ 1,208	N/A	N/A
Target Retirement 2025 Fund	$ 574	N/A	N/A
Target Retirement 2030 Fund	$ 1,389	N/A	N/A
Target Retirement 2035 Fund	$ 283	N/A	N/A
Target Retirement 2040 Fund	$ 275	N/A	N/A
Target Retirement 2045 Fund	$ 128	N/A	N/A
Target Retirement 2050 Fund	$ 108	N/A	N/A
Total Return Bond Fund	$ 285,737	$ 93,724	$ 188,866
Value Fund	$ 225,070	$ 384,277	$ 334,357
Value Opportunities	$ 244,892	$ 221,817	$ 343,616

(1) Fund commenced operations on June 30, 2008.
(2) Fund commenced operations on May 28, 2010.
(3) Fund commenced operations on March 1, 2008.

Checks and Balances Fund, Money Market Fund Municipal Opportunities Fund, Municipal Real Return Fund and Short Duration Fund did not pay brokerage commissions during the last three fiscal years.

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, no information regarding brokerage commissions paid by each Fund is available.

In general, changes in the amount of brokerage commissions paid by a Fund are due primarily to that Fund's asset growth, cash flows and changes in portfolio turnover.

The following table shows the dollar amount of brokerage commissions paid to firms selected in recognition of research services and the approximate dollar amount of the transactions involved for the fiscal year ended October 31, 2010.

FUND NAME	COMMISSIONS PAID TO FIRMS SELECTED IN RECOGNITION OF RESEARCH SERVICES	TOTAL AMOUNT OF TRANSACTIONS TO FIRMS SELECTED IN RECOGNITION OF RESEARCH SERVICES
Advisers Fund*	$ 41,641	$ 51,807,716
Balanced Income Fund*	$ 2,417	$ 6,330,265
Capital Appreciation Fund*	$ 1,547,948	$ 1,445,510,082
Capital Appreciation II Fund*	$ 161,455	$ 186,775,511
Disciplined Equity Fund*	$ 4,196	$ 12,708,037
Diversified International Fund*	$ 2,348	$ 4,070,402
Dividend and Growth Fund*	$ 143,237	$ 210,576,586
Equity Income Fund*	$ 17,919	$ 26,479,865
Fundamental Growth Fund*	$ 4,405	$ 13,336,419
Global All-Asset	$ 1,853	$ 5,148,869
Global Growth Fund*	$ 32,296	$ 34,134,259
Global Health Fund*	$ 15,711	$ 18,295,256
Global Real Asset	$ 945	$ 2,018,206
Global Research Fund*	$ 8,264	$ 12,215,800
Growth Fund*	$ 39,076	$ 53,057,429
Growth Opportunities Fund*	$ 227,237	$ 286,899,893
International Growth Fund*	$ 16,768	$ 21,416,178
International Opportunities Fund*	$ 45,050	$ 50,679,781
International Small Company Fund*	$ 17,184	$ 14,448,685
International Value	$ 244	$ 559,496
MidCap Fund*	$ 234,487	$ 261,828,699
MidCap Value Fund*	$ 14,393	$ 12,656,146
Small Company Fund*	$ 96,414	$ 78,000,814
SmallCap Growth Fund*	$ 15,738	$ 17,606,406
Value Fund*	$ 10,831	$ 15,537,528
Value Opportunities Fund*	$ 9,866	$ 12,061,763

* The commissions identified as being paid to brokers selected in recognition of research services include third party research services only, and are calculated by applying the sub-adviser's firmwide percentage of commissions paid to the broker that would have been applied to the third party research services as a percentage of the sub-adviser's total activity with that broker. This calculated percentage is then applied across all of the sub-adviser's client accounts to provide a pro rata reporting of the estimated third party soft dollar commission amount. The sub-adviser also receives proprietary research services provided directly by firms. However, the amounts of commissions attributable to such research services are not readily ascertainable and are not included in the table.

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, no information regarding brokerage commissions paid by each Fund to firms selected in recognition of research services is available.

The following table identifies the Funds' regular brokers or dealers (as defined under Rule 10b-1 of the 1940 Act) whose securities the Funds have acquired during the fiscal year ended October 31, 2010 and the value of each Fund's aggregate holdings of each such issuer as of October 31, 2010.

FUND	REGULAR BROKER OR DEALER	AGGREGATE VALUE (THOUSANDS)
Advisers Fund	Banc of America Securities LLC	$ 11,510
	BNP Paribas Securities Corp.	$ 4,776
	Citigroup Global Markets, Inc.	$ 11,581
	Deutsche Bank Securities, Inc.	$ 21,529
	Goldman Sachs & Co.	$ 10,457
	HSBC Securities, Inc.	$ 2,221
	JP Morgan Securities, Inc.	$ 13,675
	Merrill Lynch Pierce Fenner & Smith	$ 2,137
	Morgan Stanley & Co., Inc.	$ 2,891
	RBS Greenwich Capital Markets	$ 538
	UBS Securities LLC	$ 5,357
	Wachovia Securities LLC	$ 1,569
	Wells Fargo & Co.	$ 12,565

Balanced Allocation Fund	State Street Global Markets LLC	$	43
Balanced Income Fund	Banc of America Securities LLC	$	4,787
	Barclay Investments, Inc.	$	890
	BNP Paribas Securities Corp.	$	1,414
	Citigroup Global Markets, Inc.	$	3,167
	Countrywide Securities Corp.	$	202
	Credit Suisse Capital LLC	$	2,884
	Deutsche Bank Securities, Inc.	$	6,373
	Goldman Sachs & Co.	$	3,005
	HSBC Securities, Inc.	$	3,458
	JP Morgan Securities, Inc.	$	4,776
	Merrill Lynch Pierce Fenner & Smith	$	1,148
	Morgan Stanley & Co., Inc.	$	2,735
	Prudential Securities, Inc.	$	861
	RBS Greenwich Capital Markets	$	565
	State Street Global Markets LLC	$	74
	U.S. Bancorp Investments, Inc.	$	386
	UBS Securities LLC	$	765
	Wachovia Securities LLC	$	1,276
	Wells Fargo & Co.	$	1,290
Capital Appreciation Fund	Banc of America Securities LLC	$	242,779
	Barclay Investments, Inc.	$	87,889
	BNP Paribas Securities Corp.	$	147,068
	Deutsche Bank Securities, Inc.	$	662,974
	Goldman Sachs & Co.	$	570,399
	JP Morgan Securities, Inc.	$	529,902
	Prudential Securities, Inc.	$	273,297
	UBS Securities LLC	$	662
	Wells Fargo & Co.	$	600,208
Capital Appreciation II Fund	Banc of America Securities LLC	$	11,443
	Barclay Investments, Inc.	$	1,238
	BNP Paribas Securities Corp.	$	2,749
	Deutsche Bank Securities, Inc.	$	12,393
	Goldman Sachs & Co.	$	12,274
	JP Morgan Securities, Inc.	$	6,277
	UBS Securities LLC	$	15,238
	Wells Fargo & Co.	$	27,182
Conservative Allocation Fund	State Street Global Markets LLC	$	20
Corporate Opportunities Fund	Banc of America Securities LLC	$	3,892
	BNP Paribas Securities Corp.	$	737
	Citigroup Global Markets, Inc.	$	6,917
	Credit Suisse Capital LLC	$	1,012
	Deutsche Bank Securities, Inc.	$	817
	Goldman Sachs & Co.	$	1,591
	Jefferies & Company, Inc.	$	583
	JP Morgan Securities, Inc.	$	8,516
	Lehman Brothers, Inc.	$	1,287
	Merrill Lynch Pierce Fenner & Smith	$	3,208
	Morgan Stanley & Co., Inc.	$	4,068
	Prudential Securities, Inc.	$	1,704

Fund	Broker-Dealer		Amount
	RBS Greenwich Capital Markets	$	2,935
	U.S. Bancorp Investments, Inc.	$	933
	UBS Securities LLC	$	1,475
	Wachovia Securities LLC	$	737
	Wells Fargo & Co.	$	695
Disciplined Equity Fund	Banc of America Securities LLC	$	2,511
	BNP Paribas Securities Corp.	$	179
	Deutsche Bank Securities, Inc.	$	809
	Goldman Sachs & Co.	$	2,800
	JP Morgan Securities, Inc.	$	1,291
	UBS Securities LLC	$	1
	Wells Fargo & Co.	$	3,461
Dividend and Growth Fund	Banc of America Securities LLC	$	88,592
	BNP Paribas Securities Corp.	$	17,714
	Deutsche Bank Securities, Inc.	$	79,854
	Goldman Sachs & Co.	$	31,369
	JP Morgan Securities, Inc.	$	119,728
	Morgan Stanley & Co., Inc.	$	15,519
	State Street Global Markets LLC	$	11,464
	U.S. Bancorp Investments, Inc.	$	43,464
	UBS Securities LLC	$	55,078
	Wells Fargo & Co.	$	172,106
Diversified International Fund	Banc of America Securities LLC	$	149
	Barclay Investments, Inc.	$	168
	BNP Paribas Securities Corp.	$	239
	Credit Suisse Capital LLC	$	29
	Deutsche Bank Securities, Inc.	$	406
	HSBC Securities, Inc.	$	152
	Julius Baer Securities, Inc.	$	53
	Prudential Securities, Inc.	$	80
	UBS Securities LLC	$	229
Equity Income Fund	Banc of America Securities LLC	$	2,591
	BNP Paribas Securities Corp.	$	1,570
	Credit Suisse Capital LLC	$	7,250
	Deutsche Bank Securities, Inc.	$	7,076
	Goldman Sachs & Co.	$	11,283
	JP Morgan Securities, Inc.	$	26,025
	U.S. Bancorp Investments, Inc.	$	10,032
	UBS Securities LLC	$	7
	Wells Fargo & Co.	$	23,198
Floating Rate Fund	BNP Paribas Securities Corp.	$	41,535
	Deutsche Bank Securities, Inc.	$	41,484
	JP Morgan Securities, Inc.	$	31,329
	RBS Greenwich Capital Markets	$	25,793
	UBS Securities LLC	$	62,334
Fundamental Growth Fund	Banc of America Securities LLC	$	293
	BNP Paribas Securities Corp.	$	178
	Deutsche Bank Securities, Inc.	$	801
	Goldman Sachs & Co.	$	2,495

	UBS Securities LLC	$	1
Global All-Asset Fund	Banc of America Securities LLC	$	23,158
	Barclay Investments, Inc.	$	174
	BNP Paribas Securities Corp.	$	14,268
	Credit Suisse Capital LLC	$	161
	Deutsche Bank Securities, Inc.	$	63,423
	Goldman Sachs & Co.	$	829
	HSBC Securities, Inc.	$	616
	JP Morgan Securities, Inc.	$	955
	Julius Baer Securities, Inc.	$	32
	Prudential Securities, Inc.	$	84
	RBS Greenwich Capital Markets	$	46
	UBS Securities LLC	$	1,162
	Wells Fargo & Co.	$	884
Global Enhanced Dividend Fund	Banc of America Securities LLC	$	27
	HSBC Securities, Inc.	$	51
	JP Morgan Securities, Inc.	$	67
	Prudential Securities, Inc.	$	59
	State Street Global Markets LLC	$	109
	U.S. Bancorp Investments, Inc.	$	64
	Wells Fargo & Co.	$	24
Global Growth Fund	Banc of America Securities LLC	$	1,191
	Barclay Investments, Inc.	$	3,949
	BNP Paribas Securities Corp.	$	722
	Deutsche Bank Securities, Inc.	$	3,254
	Goldman Sachs & Co.	$	4,761
	JP Morgan Securities, Inc.	$	4,728
	Prudential Securities, Inc.	$	3,656
	UBS Securities LLC	$	3,918
Global Health Fund	Banc of America Securities LLC	$	134
	BNP Paribas Securities Corp.	$	81
	Deutsche Bank Securities, Inc.	$	366
	UBS Securities LLC	$	0
Global Real Asset Fund	Banc of America Securities LLC	$	2,604
	BNP Paribas Securities Corp.	$	1,578
	Deutsche Bank Securities, Inc.	$	7,112
	UBS Securities LLC	$	7
Global Research Fund	Banc of America Securities LLC	$	1,290
	Barclay Investments, Inc.	$	304
	BNP Paribas Securities Corp.	$	977
	Deutsche Bank Securities, Inc.	$	1,253
	Goldman Sachs & Co.	$	351
	HSBC Securities, Inc.	$	379
	JP Morgan Securities, Inc.	$	361
	Julius Baer Securities, Inc.	$	573
	Prudential Securities, Inc.	$	505
	UBS Securities LLC	$	725
	Wells Fargo & Co.	$	1,179

Growth Allocation Fund	State Street Global Markets LLC	$	500
Growth Fund	Banc of America Securities LLC	$	784
	BNP Paribas Securities Corp.	$	475
	Deutsche Bank Securities, Inc.	$	2,142
	Goldman Sachs & Co.	$	16,367
	UBS Securities LLC	$	2
	Wells Fargo & Co.	$	11,421
Growth Opportunities Fund	Banc of America Securities LLC	$	12,446
	BNP Paribas Securities Corp.	$	7,539
	Deutsche Bank Securities, Inc.	$	33,988
	Goldman Sachs & Co.	$	22,613
	UBS Securities LLC	$	34
	Wells Fargo & Co.	$	22,098
High Yield Fund	JP Morgan Securities, Inc.	$	7,743
Inflation Plus Fund	BNP Paribas Securities Corp.	$	667
	Deutsche Bank Securities, Inc.	$	667
	JP Morgan Securities, Inc.	$	1
	Lehman Brothers, Inc.	$	580
	RBS Greenwich Capital Markets	$	414
	UBS Securities LLC	$	1,002
International Growth Fund	Banc of America Securities LLC	$	369
	Barclay Investments, Inc.	$	1,414
	BNP Paribas Securities Corp.	$	224
	Deutsche Bank Securities, Inc.	$	1,009
	UBS Securities LLC	$	1
International Opportunities Fund	Banc of America Securities LLC	$	1,455
	Barclay Investments, Inc.	$	3,858
	BNP Paribas Securities Corp.	$	5,805
	Deutsche Bank Securities, Inc.	$	3,972
	HSBC Securities, Inc.	$	8,519
	Julius Baer Securities, Inc.	$	5,281
	UBS Securities LLC	$	13,001
International Small Company Fund	Banc of America Securities LLC	$	1,288
	BNP Paribas Securities Corp.	$	780
	Deutsche Bank Securities, Inc.	$	3,517
	UBS Securities LLC	$	4
International Value Fund	Banc of America Securities LLC	$	21
	Barclay Investments, Inc.	$	76
	BNP Paribas Securities Corp.	$	79
	Credit Suisse Capital LLC	$	109
	Deutsche Bank Securities, Inc.	$	57
	HSBC Securities, Inc.	$	172
	Prudential Securities, Inc.	$	100
	UBS Securities LLC	$	131
MidCap Fund	Banc of America Securities LLC	$	9,663
	BNP Paribas Securities Corp.	$	5,854

Fund	Broker		Amount
	Deutsche Bank Securities, Inc.	$	26,387
	UBS Securities LLC	$	26
MidCap Value Fund	Banc of America Securities LLC	$	829
	BNP Paribas Securities Corp.	$	503
	Deutsche Bank Securities, Inc.	$	2,265
	UBS Securities LLC	$	2
Money Market Fund	Barclay Investments, Inc.	$	7,875
	BNP Paribas Securities Corp.	$	36,340
	Credit Suisse Capital LLC	$	4,997
	Deutsche Bank Securities, Inc.	$	37,806
	Goldman Sachs & Co.	$	2,001
	JP Morgan Securities, Inc.	$	7,500
	RBS Greenwich Capital Markets	$	16,824
	State Street Global Markets LLC	$	15,240
	U.S. Bancorp Investments, Inc.	$	4,499
	UBS Securities LLC	$	51,309
	Wells Fargo & Co.	$	5,502
Municipal Opportunities Fund	State Street Global Markets LLC	$	1,794
Municipal Real Return Fund	State Street Global Markets LLC	$	1,056
Short Duration Fund	Banc of America Securities LLC	$	6,283
	Barclay Investments, Inc.	$	2,626
	BNP Paribas Securities Corp.	$	7,422
	Citigroup Global Markets, Inc.	$	4,711
	Countrywide Securities Corp.	$	2,144
	Credit Suisse Capital LLC	$	6,637
	Deutsche Bank Securities, Inc.	$	7,411
	Goldman Sachs & Co.	$	2,270
	HSBC Securities, Inc.	$	5,115
	Jefferies & Company, Inc.	$	2,151
	JP Morgan Securities, Inc.	$	19,966
	Lehman Brothers, Inc.	$	1,074
	Merrill Lynch Pierce Fenner & Smith	$	4,030
	Morgan Stanley & Co., Inc.	$	3,141
	Prudential Securities, Inc.	$	2,074
	RBS Greenwich Capital Markets	$	5,142
	State Street Global Markets LLC	$	1,275
	U.S. Bancorp Investments, Inc.	$	2,522
	UBS Securities LLC	$	9,977
	Wachovia Securities, Inc.	$	3,706
	Wells Fargo & Co.	$	8,764
Small Company Fund	Banc of America Securities LLC	$	3,315
	BNP Paribas Securities Corp.	$	2,008
	Deutsche Bank Securities, Inc.	$	9,053
	UBS Securities LLC	$	9
Small/Mid Cap Equity Fund	BNP Paribas Securities Corp.	$	433
	Deutsche Bank Securities, Inc.	$	433
	RBS Greenwich Capital Markets	$	269
	UBS Securities LLC	$	651

SmallCap Growth Fund	Banc of America Securities LLC	$	1,127
	BNP Paribas Securities Corp.	$	683
	Deutsche Bank Securities, Inc.	$	3,077
	UBS Securities LLC	$	3
Strategic Income Fund	Banc of America Securities LLC	$	2,486
	BNP Paribas Securities Corp.	$	2,840
	Citigroup Global Markets, Inc.	$	7,058
	Credit Suisse Capital LLC	$	1,364
	Deutsche Bank Securities, Inc.	$	2,837
	Goldman Sachs & Co.	$	1,093
	JP Morgan Securities, Inc.	$	8,048
	Lehman Brothers, Inc.	$	1,458
	Merrill Lynch Pierce Fenner & Smith	$	3,136
	Morgan Stanley & Co., Inc.	$	3,485
	RBS Greenwich Capital Markets	$	4,333
	U.S. Bancorp Investments, Inc.	$	1,330
	UBS Securities LLC	$	4,262
	Wachovia Securities LLC	$	603
	Wells Fargo & Co.	$	441
Target Retirement 2010 Fund	State Street Global Markets LLC	$	2
Target Retirement 2015 Fund	State Street Global Markets LLC	$	1
Target Retirement 2020 Fund	State Street Global Markets LLC	$	2
Target Retirement 2040 Fund	State Street Global Markets LLC	$	8
Total Return Bond Fund	Banc of America Securities LLC	$	15,702
	Barclay Investments, Inc.	$	4,991
	BNP Paribas Securities Corp.	$	5,559
	Citigroup Global Markets, Inc.	$	44,027
	Countrywide Securities Corp.	$	6,827
	Credit Suisse Capital LLC	$	8,034
	Deutsche Bank Securities, Inc.	$	5,553
	Goldman Sachs & Co.	$	10,400
	JP Morgan Securities, Inc.	$	49,328
	Jefferies & Company, Inc.	$	3,758
	Lehman Brothers, Inc.	$	7,377
	Merrill Lynch Pierce Fenner & Smith	$	25,436
	Morgan Stanley & Co., Inc.	$	15,878
	RBS Greenwich Capital Markets	$	14,860
	UBS Securities LLC	$	14,098
	Wachovia Securities LLC	$	3,438
	Wells Fargo & Co.	$	12,945
Value Fund	Banc of America Securities LLC	$	8,054
	BNP Paribas Securities Corp.	$	990
	Credit Suisse Capital LLC	$	4,793
	Deutsche Bank Securities, Inc.	$	4,461
	Goldman Sachs & Co.	$	8,369
	JP Morgan Securities, Inc.	$	13,754
	U.S. Bancorp Investments, Inc.	$	4,664

	UBS Securities LLC	$	4
	Wells Fargo & Co.	$	15,158
Value Opportunities Fund	Banc of America Securities LLC	$	4,056
	BNP Paribas Securities Corp.	$	482
	Deutsche Bank Securities, Inc.	$	2,173
	JP Morgan Securities, Inc.	$	1,531
	UBS Securities LLC	$	1,934
	Wells Fargo & Co.	$	5,654

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, no information regarding each Fund's regular brokers or dealers (as defined under Rule 10b-1 of the 1940 Act) is available.

FUND EXPENSES

EXPENSES OF THE FUNDS. Each Fund pays its own expenses including, without limitation: (1) expenses of maintaining the Fund and continuing its existence; (2) registration of the Fund under the 1940 Act; (3) auditing, accounting and legal expenses; (4) taxes and interest; (5) governmental fees; (6) expenses of issue, sale, repurchase and redemption of Fund shares; (7) expenses of registering and qualifying the Fund and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to shareholders and investors, and fees and expenses of registering and maintaining registrations of the Fund and of the Fund's principal underwriter, if any, as broker-dealer or agent under state securities laws; (8) expenses of reports and notices to shareholders and of meetings of shareholders and proxy solicitations thereof; (9) expenses of reports to governmental officers and commissions; (10) insurance expenses; (11) fees, expenses and disbursements of custodians for all services to the Fund; (12) fees, expenses and disbursements of transfer agents, dividend disbursing agents, shareholder servicing agents and registrars for all services to the Fund; (13) expenses for servicing shareholder accounts; (14) any direct charges to shareholders approved by the directors of the Fund; (15) compensation and expenses of directors of the Fund, other than those who are also officers of The Hartford; and (16) such nonrecurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and the obligation of the Fund to indemnify its directors and officers with respect thereto. In addition, the Floating Rate Fund may incur unique expenses due to the nature of its investment strategy which are paid only by the Floating Rate Fund, including: consultants' and attorneys' fees and expenses in connection with problem loans and troubled issuers and/or borrowers and transfer and assignment fees in conjunction with the buying and selling of loans.

Each fund of funds, as a shareholder of the Underlying Funds, also indirectly bears its pro rata share of the advisory fees charged to, and expenses of operating, the Underlying Funds in which it invests. Each fund of funds' expense ratios, as disclosed in the funds of funds' prospectuses, may be higher or lower depending on the allocation of the fund of funds' assets among the Underlying Funds and the actual expenses of the Underlying Funds.

DISTRIBUTION ARRANGEMENTS

GENERAL

Hartford Investment Financial Services, LLC ("HIFSCO") serves as the principal underwriter for each Fund pursuant to Underwriting Agreements initially approved by each Company's Board of Directors. HIFSCO is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). Shares of each Fund are continuously offered and sold by selected broker-dealers who have selling agreements with HIFSCO. Except as discussed below under "Distribution Plans," HIFSCO bears all the expenses of providing services pursuant to the Underwriting Agreements, including expenses relating to the distribution of prospectuses for sales purposes and any advertising or sales literature. The Underwriting Agreements continue in effect for two years from initial approval and for successive one-year periods thereafter, provided that each such continuance is specifically approved (1) by the vote of a majority of the directors of the applicable Company, including a majority of the directors who are not parties to the Underwriting Agreements or interested persons (as defined in the 1940 Act) of the Company, or (2) by the vote of a majority of the outstanding voting securities of a Fund. HIFSCO is not obligated to sell any specific amount of shares of any Fund.

HIFSCO is authorized by the Companies to receive purchase and redemption orders on behalf of the Funds. HIFSCO has authorized one or more financial services institutions and/or qualified plan intermediaries to receive purchase and redemption orders on behalf of the Funds, subject to the Funds' policies and procedures with respect to frequent purchases and redemptions of Fund shares and applicable law. In these circumstances, a Fund will be deemed to have received a purchase or redemption order when an authorized financial services institution and/or qualified plan intermediary receives the order. Orders will be priced at that Fund's next net asset value computed after the orders are received by an authorized financial services institution and/or qualified plan intermediary and accepted by the Fund. Each Fund's net asset value is determined in the manner described in that Fund's prospectus.

ADDITIONAL COMPENSATION PAYMENTS TO FINANCIAL INTERMEDIARIES. As stated in the prospectuses, HIFSCO and its affiliates make additional compensation payments out of their own assets to Financial Intermediaries to encourage the sale of the funds' shares ("Additional Payments"). These payments, which are in addition to commissions and Rule 12b-1 fees, may create an incentive for your Financial Intermediary to sell and recommend certain investment products, including the Funds, over other products for which it may receive less compensation. You may contact your Financial Intermediary if you want information regarding the payments it receives.

Additional Payments to a Financial Intermediary are generally based on the average net assets of the Funds attributable to that Financial Intermediary, assets held over one year by customers of that Financial Intermediary, and/or sales of the Fund shares through that Financial Intermediary. Additional Payments may, but are normally not expected to, exceed 0.12% of the average net assets of the Funds attributable to a particular Financial Intermediary. For the calendar year ended December 31, 2010, HIFSCO and its affiliates incurred approximately $34 million in total Additional Payments to Financial Intermediaries.

Additional Payments may be used for various purposes and take various forms, such as:

- Payments for placement of Funds on a Financial Intermediary's list of mutual funds available for purchase by its customers or for including Funds within a group that receives special marketing focus or are placed on a "preferred list";
- "Due diligence" payments for a Financial Intermediary's examination of the Funds and payments for providing extra employee training and information relating to the Funds;
- "Marketing support fees" for providing assistance in promoting the sale of Fund shares;
- Sponsorships of sales contests and promotions where participants receive prizes such as travel awards, merchandise, cash or recognition;
- Provision of educational programs, including information and related support materials;
- Hardware and software; and
- Occasional meals and entertainment, tickets to sporting events, nominal gifts and travel and lodging (subject to applicable rules and regulations).

As of January 1, 2011, HIFSCO has entered into ongoing contractual arrangements to make Additional Payments to the Financial Intermediaries listed below. HIFSCO may enter into ongoing contractual arrangements with other Financial Intermediaries.

AIG Advisors Group, Inc., (FSC Securities Corp., Royal Alliance Associates, Inc., Sagepoint Financial), Ameriprise Financial Services, Inc., Banc of America Investment Svcs., Inc. Banc West Investment Services, Cadaret Grant & Co., Inc., Cambridge Investment Research Inc., CCO Investment Services Corp., Charles Schwab & Co., Inc., Chase Investment Services Corp., Commonwealth Financial Network, CUSO Financial Services, L.P., Edward D. Jones & Co., First Allied Securities, Inc., First Citizens Investor Services, Inc., Frost Brokerage Services, Inc., H.D. Vest Investments Securities Inc., Hilliard Lyons, Huntington Investment Co., ING Advisor Network (Financial Network Investment Corporation, Inc., ING Financial Partners, Inc., Multi-Financial Securities Corporation, Inc., PrimeVest Financial Services, Inc.), Investment Professionals, Inc., Janney Montgomery Scott, Lincoln Financial Advisors Group, Lincoln Financial Securities Corp., LPL Financial Corp., M&T Securities Inc., Merrill Lynch, Pierce, Fenner & Smith

Incorporated, Morgan Keegan & Company, Inc., Morgan Stanley Smith Barney, Morgan Stanley Smith Barney LLC, National Planning Holdings, Inc. (Invest Financial Corporation, Investment Centers of America, National Planning Corporation, SII Investments Inc.), Newbridge Securities, NEXT Financial Group, Inc., Oppenheimer & Co, Inc., Raymond James & Associates Inc., Raymond James Financial Services (IM&R), RBC Capital Markets, RDM Investment Services, Robert W. Baird, Securities America, Inc., Stifel, Nicolaus & Company, Inc., Summit Brokerage Services, Suntrust Investment Services, UBS Financial Services Inc., U.S. Bancorp Investments Inc., Uvest Investment Services, Inc., Wells Fargo Advisors, LLC, Wells Fargo Investments, and Woodbury Financial Services, Inc. (an indirect wholly-owned subsidiary of The Hartford).

In addition to the Financial Intermediaries listed above, listed below are all Financial Intermediaries that received Additional Payments with at least a $100 value in 2010 for items such as sponsorship of meetings, education seminars and travel and entertainment, whether or not an ongoing contractual relationship exists (financial intermediaries receiving less than $100 value have not been included). ABNB Federal Credit Union, Addison Avenue Federal C.U., AIG Financial Advisors, Allen & Co. of Florida, Inc., AllState Financial Svcs., LLC, American Funds & Trusts, Inc., American Investors Company, American Portfolios Fncl Svcs, Ameriprise Advisor Srvcs., Inc., Ameriprise Financial Srvcs Inc., Ameritas Investment Corp., Anchor Bank, Anderson & Strudwick, Inc., Arvest Asset Management, Ascend Financial Svcs., Inc., Associated Investment Svcs, Inc., Ausdal Financial Partners, Inc., AXA Advisors, LLC, B.C. Ziegler and Company, Bancorpsouth Investment Srvc Inc., BancWest Investment Srvcs Inc., Bank of the West, Bank Securities Association, BB&T Investment Services, Inc., BCG Securities, Inc., Berthel, Fisher & Co. Fin Svcs Inc., BOSC, Inc., BPU Investment Management, Inc., Cadaret, Grant & Co., Inc., Cambridge Investment Rsrch, Inc., Cambridge Legacy Sec., LLC, Cantella & Co., Inc., Cape Securities, Inc., Capital Analysts, Inc., Capital Bank, Capital Financial Srvcs., Inc., Capital Investment Group, Inc., Capital Management Secs., Inc., Capital One Investments Svcs LLC, Capital One, N.A., CapTrust Financial Advisors, LLC., Carey, Thomas, Hoover & Breault, Carolina Bank & Trust Co., Carolina First Bank, Carolinas Investment Consulting LLC, Carroll Bank & Trust, CCF Investments, Inc., CCO Investment Services Corp., Centaurus Financial, Inc., Central Virginia Bank, CFD Investments, Inc., Charles Schwab & Company, Inc., Chase, Chase Investments Srvcs, Corp., Citadel Federal Credit Union, Citigroup Global Markets, Inc., City Securities Corporation, Commerce Brokerage Svcs, Inc., Commonwealth Financial Network, Compass Brokerage, Inc., Comprehensive Asset Management Svc., Cozad State Bank & Trust Co., Credit Suisse Securities LLC, Crowell, Weedon & Co., Crown Capital Securities, LLP, Cuna Brokerage Services, Inc., Cuso Financial Services, LLP, Cutter & Company, Inc., D.A. Davidson & Company, D.L. Evans Bank, Davenport & Company LLC, David A. Noyes & Company, Delta Equity Services Corp., Deutsche Bank Securities, Inc., Dreyfus Service Corporation, Duncan — Williams, Inc., Eagle One Investments, LLC, East Carolina Bank (The), EDI Financial, Inc., Edward Jones, Elevations Credit Union, Equable Securities Corporation, Equity Services, Inc., Essex Financial Services, Inc., Essex National Securities, Inc., Essex Securities, LLC, Fifth Third Bank, Fifth Third Securities, Financial Network Investment Corp, Financial Telesis, Inc., Fintegra LLC, First Allied Securities, First Bank, First Citizens Bank & Trust Co., First Citizens Finl Plus, Inc., First Citizens Investor Srvcs, First Financial Bank, NA, First Financial Equity Corp., First Global Capital Corp., First Heartland Capital Inc., First Investors Corporation, First National Bank, First National Investments, Inc., First Tennessee Bank, First Tennessee Brokerage, Inc., First Western Advisors, FNIC F.I.D. Div., Folger Nolan Fleming Douglas, Foothill Securities, Inc., Foresters Equity Services, Inc., Franklin Templeton Dist., Inc., Frost Brokerage Services Inc., Frost National Bank, FSC Securities Corporation, FSIC, Fulton Bank, G.L. Smith & Associates, Inc., Geneos Wealth Management, Inc., Gilford Securities, Inc., Girard Securities, Inc., GMS Group, LLC, Great American Advisors, Inc., GWN Securities, Inc., H. Beck, Inc., H.D. Vest Investment Services, Harbor Financial Services, Harbour Investments, Inc., Harger and Company, Inc., Harris Investor Services, Inc., Harris Investors, Harvest Capital LLC, Heartland Bank, Hefren-Tillotson/Masterplan, Heim Young & Associates, Inc., Heritage Bank, Heritage Community Bank, Heritage Financial Services, Hornor, Townsend & Kent, Inc., HSBC Bank USA, National Assoc., HSBC Securities (USA) Inc., Huntington Valley Bank, Huntleigh Securities Corp., Independent Fin'l Group, LLC, Indiana Merchant Banking & Brok., Infinex Investment, Inc., ING Financial Advisors, LLC, ING Financial Partners, InterSecurities, Inc., Inverness Sec. LLC, INVEST Financial Corporation, INVEST / First Bank, Investacorp, Inc., Investment Center, Inc., Investment Centers of America, Investment Professionals, Inc., Investors Capital Corp., J.J.B Hilliard, W.L. Lyons LLC., J.P. Turner & Company LLC, J.W. Cole Financial, Inc., James T. Borello & Co., Janney Montgomery Scott, Inc., Jesup & Lamont Securities Corp, JHS Capital Advisors, Inc., KCD Financial, Inc., KeyBank, N.A., Key Investment Services, LLC, Kirkwood Bank & Trust Co., KMS Financial Services, Inc., Kovack Securities, Inc., L.F. Financial, LLC, L.M. Kohn & Company, L.O. Thomas & Company, Lara, Shull & May, LTD, LaSalle Street Securities, Inc., Legacy Asset Securities, Inc., Liberty Group, LLC, Lincoln Financial Advisors Corp, Lincoln Financial Securities, Linsco/Private Ledger/Bank Div., Lockton Financial Advisors LLC, LPL Financial Corporation, LPL Financial Services, LSY, Inc., M Holdings Securities, Inc., M&I Bank, M&I Financial Advisors, Inc., M&T Bank, M&T Securities, Inc., Main Street Securities, LLC, Matrix Capital Group, Inc., Maxim Group LLC, Means Investment Co Inc., Merrill Lynch Inc., Merrimac Corporate Secs., Inc., MetLife Securities, Inc., MFS, Milkie / Ferguson Investments, MML Investor Services, Inc., Monarch Bank, Money Concepts Capital Corp, Morgan Keegan & Co., Inc., Morgan Keegan FID Division, Morgan Stanley & Co., Inc., Morgan Stanley Smith Barney, Multi-Financial Securities Corp, Mutual Securities, Inc., Mutual Service Corp., National Planning Corporation, National Securities Corp., NBC Securities, Inc., New England Securities Corp., NewBridge Bank, Nexity Financial Services, Inc., Next Financial Group, Inc., NFP Securities, Inc., North Shore Bank, FSB, Northland Securities, Inc., Northwest Federal Credit Union, Northwest Financial Corp., Northwestern Mutual Inv Svcs, NPB Financial Group LLC, NRP Financial, Inc., Ohio National Equities, Inc., Oppenheimer and Co., Inc., Pacific Capital Bank, NA, Pacific West Securities, Inc., Packerland Brokerage Svcs, Inc., Park Avenue Securities LLC, Paulson Investment Company Inc., Peak Investment, Peoples Securities, Inc., Pershing, Pinnacle Investments, LLC, Planned Investments, Inc., PNC Bank Corp., PNC Investments LLC, Prime Capital Services, Inc., Prime Solutions Securities, Inc., PrimeVest Financial Services, Princor Financial Service Corp, Private Consulting Group, Inc., ProEquities, Inc., Prospera Financial Services, Purshe, Kaplan Sterling Investment, Putnam Investments, QA3 Financial Corp., Questar Capital Corp, Raymond James & Associates, Inc.,

Raymond James FID Division, Raymond James Fincl Srvcs,Inc., RBC Bank, RBC Capital Markets Corp., RBC Dain FID Division, RDM Investment Services, Inc., RiverStone Wealth Management., Inc., Robert W. Baird & Co. Inc., Rogan & Associates, Inc., Royal Alliance Associates, Inc., Sagepoint Financial, Inc., Sammons Securities Company LLC, Saunders Retirement Advisors, Scott & Stringfellow, Inc., Securian Financial Services, Securities America, Inc., Securities Service Network, Inc., Sigma Financial Corporation, Signator Investors Inc., SII Investments, Smith Barney, Smith Barney Bank Advisor, Smith Moore & Company, Sorrento Pacific Financial, LLC, South Valley Wealth Management, Southern Community B & T, Southwest Securities, Inc., Spectrum Capital, Inc., Stephens, Inc., Sterne Agee & Leach, Inc., Stifel, Nicolaus & Co., Inc., Summit Bank, Summit Brokerage Services Inc., Summit Equities, Inc., Sunset Fincl Services, Inc., SunTrust Investment Srvcs, Inc., SWBC Investment Company, SWS Financial Services, Synergy Investment Group, Synovus Securities, TD Ameritrade, Inc., The Huntington Investment Co., Thoroughbred Finl Svcs, LLC, Thrivent Investment Management, Inc., Thurston, Springer, Miller, Herd, Tower Square Securities, Inc., Transamerica Financial Advisor, Triad Advisors, Inc., Triune Capital Advisors, TrustCore Investments, Inc., TrustMark Securities, Inc., UBS Financial Services, Inc., UBS Private Banking, UMB Financial Services, Inc., Union Bank & Trust, Union Bank of California, N.A., UnionBanc Investment Services, United Brokerage Services, Inc., United Planners Fin.Svcs.of Amer, US Bancorp FID, US Bancorp Investments, US Bank, N.A., USI Securities, UVest Financial Services, UVest Financial Services Group, Inc., Vorpahl Wing Securities, VSR Financial Services, Inc., W.R. Rice Financial Services, Inc., Wachovia ISG Platform, Walnut Street Securities, Inc., Washington State Employees CU, Waterstone Financial Group, Inc., Wayne Hummer Investments LLC, Wedbush Morgan Securities Inc., Wellington Securities, Inc., Wells Fargo Adv. Fin. Network LLC, Wells Fargo Advisors, LLC, Wells Fargo Advisors, LLC ISG, Wells Fargo Ins. Srvcs. Inv. Adv., Wells Fargo Investments, WesBanco Securities, Inc., Wescom Financial Services, WFG Investments, Inc., WFP Securities, Wilbank Securities, Wiley Bros. — Aintree Capital, Winslow, Evans & Crocker, Inc., Wolf Financial Management LLC, Woodbury Financial Services, Inc., WRP Investments, Inc., Wunderlich Securities Inc. and WWK Investments, Inc.

COMMISSIONS TO DEALERS

The aggregate dollar amount of commissions received by HIFSCO for the sale of shares for the fiscal years ended October 31, 2010, October 31, 2009 and October 31, 2008 is as follows:

YEAR	FRONT-END SALES COMMISSIONS	CDSC	AMOUNT REALLOWED	AMOUNT RETAINED
2010				
Class A	$ 102,924,280	$ 593,620	$ 88,366,651	$ 15,151,249
Class B	N/A	$ 4,336,288	N/A	$ 4,336,288
Class C	N/A	$ 1,355,124	N/A	$ 1,355,124
Class I	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Class L	$ 331,237	$ 93	$ 281,414	$ 49,915
Class R3	N/A	N/A	N/A	N/A
Class R4	N/A	N/A	N/A	N/A
Class R5	N/A	N/A	N/A	N/A
2009				
Class A	$ 93,526,257	$ 875,030	$ 80,567,789	$ 13,833,498
Class B	N/A	$ 5,570,873	N/A	$ 5,570,873
Class C	N/A	$ 1,639,787	N/A	$ 1,639,787
Class I	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Class L	$ 402,828	$ 231	$ 341,864	$ 61,195
Class R3	N/A	N/A	N/A	N/A
Class R4	N/A	N/A	N/A	N/A
Class R5	N/A	N/A	N/A	N/A
2008				
Class A	$ 139,316,691	$ 1,486,884	$ 120,172,508	$ 20,631,067
Class B	N/A	$ 6,677,607	N/A	$ 6,677,607
Class C	N/A	$ 2,913,799	N/A	$ 2,913,799
Class I	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Class L	$ 576,218	$ 366	$ 489,847	$ 86,737
Class R3	N/A	N/A	N/A	N/A
Class R4	N/A	N/A	N/A	N/A
Class R5	N/A	N/A	N/A	N/A

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, no information is available regarding the aggregate dollar amount of commissions received by HIFSCO for the sale of each Fund's shares.

Generally, commissions on sales of Class A shares are reallowed to broker-dealers as follows:

Funds other than Floating Rate Fund, High Yield Fund, Municipal Opportunities Fund, Corporate Opportunities Fund, Inflation Plus Fund, Money Market Fund, Short Duration Fund, Strategic Income Fund, Municipal Real Return Fund and Total Return Bond Fund

AMOUNT OF PURCHASE	FRONT-END SALES CHARGE AS A PERCENTAGE OF OFFERING PRICE	FRONT-END SALES CHARGE AS A PERCENTAGE OF AMOUNT INVESTED	COMMISSION AS PERCENTAGE OF OFFERING PRICE
Less than $50,000	5.50%	5.82%	4.75%
$50,000 or more but less than $100,000	4.50%	4.71%	4.00%
$100,000 or more but less than $250,000	3.50%	3.63%	3.00%
$250,000 or more but less than $500,000	2.50%	2.56%	2.00%
$500,000 or more but less than $1 million	2.00%	2.04%	1.75%
$1 million or more(1)	0%	0%	0%

High Yield Fund, Municipal Opportunities Fund, Corporate Opportunities Fund, Inflation Plus Fund, Strategic Income Fund, Municipal Real Return Fund and Total Return Bond Fund

AMOUNT OF PURCHASE	FRONT-END SALES CHARGE AS A PERCENTAGE OF OFFERING PRICE	FRONT-END SALES CHARGE AS A PERCENTAGE OF AMOUNT INVESTED	COMMISSION AS PERCENTAGE OF OFFERING PRICE
Less than $50,000	4.50%	4.71%	3.75%
$50,000 or more but less than $100,000	4.00%	4.17%	3.50%
$100,000 or more but less than $250,000	3.50%	3.63%	3.00%
$250,000 or more but less than $500,000	2.50%	2.56%	2.00%
$500,000 or more but less than $1 million	2.00%	2.04%	1.75%
$1 million or more(1)	0%	0%	0%

Floating Rate Fund

AMOUNT OF PURCHASE	FRONT-END SALES CHARGEAS A PERCENTAGE OF OFFERING PRICE	FRONT-END SALES CHARGE AS A PERCENTAGE OF AMOUNT INVESTED	COMMISSION ASPERCENTAGE OF OFFERING PRICE
Less than $50,000	3.00%	3.09%	2.50%
$50,000 or more but less than $100,000	2.50%	2.56%	2.00%
$100,000 or more but less than $250,000	2.25%	2.30%	1.75%
$250,000 or more but less than $500,000	1.75%	1.78%	1.25%
$500,000 or more but less than $1 million	1.25%	1.27%	1.00%
$1 million or more(1)	0%	0%	0%

(1) Investments of $1 million or more in Class A shares may be made with no front-end sales charge. However, there is a contingent deferred sales charge (CDSC) of 1% on any shares sold within 18 months of purchase. For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold and is not charged on shares you acquired by reinvesting your dividends and capital gain distributions. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC.

A front-end sales charge is not assessed on Class A shares of Money Market Fund.

HIFSCO may pay up to the entire amount of the sales commission to particular broker-dealers. HIFSCO also may pay dealers of record commissions on purchases over $1 million in an amount up to the sum of 1.0% of the first $4 million, plus 0.50% of the next $6 million, plus 0.25% of share purchases over $10 million. In addition, HIFSCO may provide compensation to dealers of record for certain shares purchased without a sales charge.

Short Duration Fund

AMOUNT OF PURCHASE	FRONT-END SALES CHARGEAS A PERCENTAGE OF OFFERING PRICE	FRONT-END SALES CHARGE AS A PERCENTAGE OF AMOUNT INVESTED	COMMISSION ASPERCENTAGE OF OFFERING PRICE
Less than $250,000	2.00%	2.04%	1.50%
$250,000 or more but less			

than $500,000	1.50%	1.52%	1.00%
$500,000 or more(2)	0%	0%	See below

(2) Investments of $500,000 or more in Class A shares may be made with no front-end sales charge. However, there is a contingent deferred sales charge (CDSC) of 1% on any shares sold within 18 months of purchase. For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold and is not charged on shares you acquired by reinvesting your dividends and capital gain distributions. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC.

HIFSCO may pay up to the entire amount of the sales commission to particular broker-dealers. HIFSCO also may pay dealers of record commissions on purchases over $500,000 in an amount up to the sum of 1.0% of the first $4 million, plus 0.50% of the next $6 million, plus 0.25% of share purchases over $10 million. In addition, HIFSCO may provide compensation to dealers of record for certain shares purchased without a sales charge.

HIFSCO pays commissions to dealers of up to 1% of the purchase price of Class C shares purchased through dealers.

HIFSCO's principal business address is 200 Hopmeadow Street, Simsbury, Connecticut 06089. HIFSCO was organized as a Delaware corporation on December 9, 1996 and is an indirect wholly-owned subsidiary of The Hartford.

DISTRIBUTION PLANS

Each Company, on behalf of its respective Funds, has adopted a separate distribution plan (the "Plan") for each of the Class A, Class B, Class C, Class R3, Class R4 and Class L shares of the Funds, pursuant to appropriate resolutions of the applicable Company's Board of Directors in accordance with the requirements of Rule 12b-1 under the 1940 Act and the requirements of the applicable FINRA rule regarding asset-based sales charges.

CLASS A PLAN. Pursuant to the Class A Plan, a Fund may compensate HIFSCO for its expenditures in financing any activity primarily intended to result in the sale of Fund shares and for maintenance and personal service provided to existing Class A shareholders. The expenses of the Fund pursuant to the Class A Plan are accrued on a fiscal year basis and may not exceed, with respect to the Class A shares of the Fund, the annual rate of 0.25% of the Fund's average daily net assets attributable to Class A shares. The Company's Board of Directors has currently authorized Rule 12b-1 payments up to 0.25% of the Fund's average daily net assets attributable to Class A shares. The entire amount of the fee may be used for shareholder servicing expenses with the remainder, if any, used for distribution expenses. HIFSCO or its affiliates are entitled to retain all service fees payable under the Class A Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by HIFSCO or its affiliates for shareholder accounts.

CLASS B PLAN. Pursuant to the Class B Plan, a Fund may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to Class B shares, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services. HIFSCO will advance to dealers the first-year service fee at a rate equal to 0.25% of the amount invested. As compensation for such advance, HIFSCO may retain the service fee paid by a Fund with respect to such shares for the first year after purchase. Dealers will become eligible for additional service fees with respect to such shares commencing in the thirteenth month following purchase. Brokers may from time to time be required to meet certain other criteria in order to receive service fees. HIFSCO or its affiliates are entitled to retain all service fees payable under the Class B Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by HIFSCO or its affiliates for shareholder accounts. The Class B Plan also provides that HIFSCO will receive all contingent deferred sales charges attributable to Class B shares.

CLASS C PLAN. Pursuant to the Class C Plan, a Fund may pay HIFSCO a fee of up to 1.00% of the average daily net assets attributable to Class C shares, 0.75% of which is a fee for distribution financing activities and 0.25% of which is for shareholder account services. HIFSCO will advance to dealers the first-year service fee at a rate equal to 0.25% of the amount invested. As compensation for such advance, HIFSCO may retain the service fee paid by a Fund with respect to such shares for the first year after purchase. Dealers will become eligible for additional service fees with respect to such shares commencing in the thirteenth month following purchase. Brokers may from time to time be required to meet certain other criteria in order to receive service fees. HIFSCO or its affiliates are entitled to retain all service fees payable under the Class C Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by HIFSCO or its affiliates for shareholder accounts. The Class C Plan also provides that HIFSCO will receive all contingent deferred sales charges attributable to Class C shares.

CLASS L PLAN. Pursuant to the Class L Plan, a Fund may pay HIFSCO a total fee in connection with the servicing of shareholder accounts and distribution-related services attributable to Class L shares, calculated and payable monthly at an annual rate of 0.25% of the Fund's average daily net assets attributable to Class L shares. The entire fee will be used for distribution-related expenses.

CLASS R3 PLAN. Pursuant to the Class R3 Plan, a Fund may pay HIFSCO a fee of up to 0.50% of the average daily net assets attributable to Class R3 shares for distribution financing activities and up to 0.25% may be used for shareholder account services. HIFSCO will pay to dealers the service fee at a rate equal to 0.50% of the amount invested. Brokers may from time to time be required to meet certain other criteria in order to receive service fees. HIFSCO or its affiliates are entitled to retain all service fees payable under the Class R3 Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by HIFSCO or its affiliates for shareholder accounts.

CLASS R4 PLAN. Pursuant to the Class R4 Plan, a Fund may pay HIFSCO a fee of up to 0.25% of the average daily net assets attributable to Class R4 shares for distribution financing activities and up to 0.25% may be used for shareholder account services. HIFSCO will pay to dealers the service fee at a rate equal to 0.25% of the amount invested. Brokers may from time to time be required to meet certain other criteria in order to receive service fees. HIFSCO or its affiliates are entitled to retain all service fees payable under the Class R4 Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by HIFSCO or its affiliates for shareholder accounts.

GENERAL. Distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the applicable Company's shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell each Fund's shares; (b) compensation to employees of

HIFSCO; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; (d) the costs of preparation, printing and mailing reports used for sales literature and related expenses (i.e., advertisements and sales literature); and (e) other distribution-related expenses and for the provision of personal service and/or the maintenance of shareholder accounts. These Plans are considered compensation type plans which means that the Funds pay HIFSCO the entire fee regardless of HIFSCO's expenditures. Conversely, even if HIFSCO's actual expenditures exceed the fee payable to HIFSCO at any given time, the Funds will not be obligated to pay more than that fee.

In accordance with the terms of the Plans, HIFSCO provides to each Fund, for review by the applicable Company's Board of Directors, a quarterly written report of the amounts expended under the respective Plans and the purpose for which such expenditures were made. In the Board of Directors' quarterly review of the Plans, they review the level of compensation the Plans provide.

The Plans were adopted by a majority vote of the Board of Directors of the applicable Company, including at least a majority of directors who are not, and were not at the time they voted, interested persons of the applicable Funds as defined in the 1940 Act and do not and did not have any direct or indirect financial interest in the operation of the Plans, cast in person at a meeting called for the purpose of voting on the Plans. Potential benefits which the Plans may provide to the Funds include shareholder servicing, the potential to increase assets and possibly benefit from economies of scale, the potential to avoid a decrease in assets and portfolio liquidations through redemption activity, the ability to sell shares of the Funds through adviser and broker distribution channels, and the ability to provide investors with an alternative to paying front end sales loads. The Board of Directors of the applicable Company believes that there is a reasonable likelihood that the Plans will benefit each applicable Fund and its current and future shareholders. Under their terms, the Plans remain in effect from year to year provided such continuance is approved annually by vote of the directors of the applicable Board in the manner described above. The Plans may not be amended to increase materially the amount to be spent for distribution without approval of the shareholders of the Fund affected thereby, and material amendments to the Plans must also be approved by the applicable Board of Directors in the manner described above. A Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the directors of the applicable Board who are not interested persons of the Funds and have no direct or indirect financial interest in the operations of the Plan, or by a vote of a "majority of the outstanding voting securities" of the Fund affected thereby. A Plan will automatically terminate in the event of its assignment.

For the fiscal year ended October 31, 2010, the Funds paid the 12b-1 fees listed below.

Fund Name	Class A	Class B	Class C	Class R3	Class R4	Class L
Advisers Fund	$ 1,434,934	$ 602,421	$ 970,739	$ 361	$ 3,304	$
Balanced Allocation Fund	$ 1,255,132	$ 935,321	$ 1,735,948	$ 48,413	$ 39,162	$
Balanced Income Fund	$ 250,623	$ 40,227	$ 210,330	$ 236	$ 110	$
Capital Appreciation Fund	$ 23,147,151	$ 9,286,834	$ 30,462,240	$ 406,398	$ 600,805	$
Capital Appreciation II Fund	$ 1,284,965	$ 746,504	$ 3,110,073	$ 52,791	$ 16,156	$
Checks and Balances Fund	$ 3,209,536	$ 1,443,873	$ 3,372,449	$ 5,390	$ 465	$
Conservative Allocation Fund	$ 375,236	$ 240,498	$ 495,045	$ 10,840	$ 24,210	$
Corporate Opportunities Fund	$ 308,995	$ 100,320	$ 249,901	$ 0	$ 0	$
Disciplined Equity Fund	$ 210,740	$ 70,011	$ 118,850	$ 337	$ 170	$
Diversified International Fund	$ 16,463	$ 10,870	$ 12,508	$ 3,900	$ 1,954	$
Dividend and Growth Fund	$ 6,971,123	$ 2,100,907	$ 3,061,753	$ 80,424	$ 106,343	$
Equity Growth Allocation Fund	$ 326,699	$ 304,920	$ 526,019	$ 10,427	$ 13,355	$
Equity Income Fund	$ 1,704,666	$ 327,438	$ 513,999	$ 3,817	$ 4,177	$
Floating Rate Fund	$ 3,829,972	$ 472,267	$ 15,953,301	$ 25,849	$ 4,733	$
Fundamental Growth Fund	$ 85,424	$ 30,160	$ 86,765	$ 209	$ 105	$
Global All-Asset Fund	$ 30,813	$ 0	$ 64,966	$ 4,331	$ 2,166	$
Global Enhanced Dividend Fund	$ 15,194	$ 116	$ 2,267	$ 1,141	$ 575	$
Global Growth Fund	$ 599,099	$ 160,385	$ 257,880	$ 559	$ 106	$
Global Health Fund	$ 618,259	$ 282,094	$ 767,197	$ 12,693	$ 18,856	$
Global Real Asset Fund	$ 11,953	$ 0	$ 18,455	$ 4,297	$ 2,150	$
Global Research Fund	$ 123,766	$ 79,738	$ 134,231	$ 1,341	$ 664	$
Growth Fund	$ 656,781	$ 184,184	$ 437,893	$ 960	$ 7,342	$ 455,3
Growth Allocation Fund	$ 966,061	$ 943,466	$ 1,634,087	$ 15,660	$ 30,275	$
Growth Opportunities Fund	$ 1,637,984	$ 359,545	$ 1,685,311	$ 48,970	$ 98,572	$ 1,041,3
High Yield Fund	$ 571,877	$ 208,392	$ 635,663	$ 1,248	$ 283	$
Inflation Plus Fund	$ 1,900,245	$ 1,028,542	$ 5,921,077	$ 93,243	$ 20,473	$ 42,1
International Growth Fund	$ 335,563	$ 164,613	$ 193,483	$ 2,553	$ 680	$

International Opportunities Fund	$	621,328	$	165,355	$	321,141	S	6,437	$	7,824	$	
International Small Company Fund	$	129,835	$	80,157	$	109,602	S	230	$	115	$	
International Value Fund	$	1,343	$	0	$	2,495	S	1,128	$	563	$	
MidCap Fund	$	5,050,732	$	1,316,454	$	4,125,313	S	28,493	$	51,752	$	
MidCap Value Fund	$	373,529	$	182,689	$	262,225	S	210	$	105	$	
Money Market Fund	$	0	$	0	$	0	S	0	$	0	$	
Municipal Opportunities Fund	$	559,668	$	74,184	$	1,189,517	S	0	$	0	$	
Municipal Real Return Fund	$	382,336	$	80,033	$	449,254	S	0	$	0	$	18,2
Short Duration Fund	$	435,679	$	100,371	$	825,621	S	0	$	0	$	
Small Company Fund	$	754,586	$	146,745	$	398,153	S	126,115	$	99,001	$	
Small/Mid Cap Fund	$	99,275	$	50,799	$	87,084	S	0	$	0	$	
SmallCap Growth Fund	$	123,086	$	83,153	$	104,844	S	1,385	$	5,653	$	204,7
Strategic Income Fund	$	419,188	$	146,728	$	1,349,391	S	0	$	0	$	
Target Retirement 2010 Fund	$	23,074	$	0	$	0	S	18,597	$	22,697	$	
Target Retirement 2015 Fund	$	0	$	0	$	0	S	32,221	$	9,637	$	
Target Retirement 2020 Fund	$	52,941	$	0	$	0	S	49,377	$	57,361	$	
Target Retirement 2025 Fund	$	0	$	0	$	0	S	26,961	$	10,972	$	
Target Retirement 2030 Fund	$	47,015	$	0	$	0	S	43,301	$	68,391	$	
Target Retirement 2035 Fund	$	0	$	0	$	0	S	20,309	$	8,217	$	
Target Retirement 2040 Fund	$	0	$	0	$	0	S	19,464	$	7,537	$	
Target Retirement 2045 Fund	$	0	$	0	$	0	S	11,836	$	4,845	$	
Target Retirement 2050 Fund	$	0	$	0	$	0	S	11,310	$	4,775	$	
Total Return Bond Fund	$	2,065,547	$	757,448	$	1,180,756	S	25,972	$	60,188	$	
Value Fund	$	158,295	$	64,757	$	123,473	S	2,784	$	581	$	
Value Opportunities Fund	$	181,059	$	77,636	$	109,441	S	5,536	$	10,953	$	55,5

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, no information regarding 12b-1 fees paid is available.

For the fiscal year ended October 31, 2010, approximately $155,537,023 and $1,223,605 of the Funds' total distribution expenses were expended in connection with compensation to broker-dealers and compensation to sales personnel (including advertising, printing and mailing of prospectuses to prospective shareholders), respectively.

PURCHASE AND REDEMPTION OF SHARES

For information regarding the purchase of Fund shares, see "How to Buy and Sell Shares — Buying Shares" in the Funds' prospectuses.

EXEMPTIONS FROM SUBSEQUENT INVESTMENT MINIMUMS FOR OMNIBUS ACCOUNTS. Certain accounts held on the Funds' books, known as omnibus accounts, contain multiple underlying accounts that are invested in shares of the Funds. These underlying accounts are maintained by entities such as financial intermediaries and are subject to the applicable initial purchase minimums as described in the prospectuses. However, in the case where the entity maintaining these accounts aggregates the accounts' purchase orders for Fund shares, such accounts are not required to meet the minimum amount for subsequent purchases.

For a description of how a shareholder may have a Fund redeem his/her shares, or how he/she may sell shares, see "About Your Account — Selling Shares" in the Funds' prospectuses.

ADDITIONAL EXEMPTIONS FROM SALES CHARGE FOR CLASS L SHAREHOLDERS. In addition to the exemptions described in the Funds' prospectuses, the following shareholders of Class L shares of a Fund, who were Class L shareholders on February 19, 2002 and remain invested in that particular Fund and class, are exempt from the sales charge for subsequent purchases in that same Fund and class:

- The Hartford, Wellington Management or their affiliates and the following persons associated with such companies, if all account owners fit this description: (1) officers and directors; (2) employees or sales representatives (including agencies and their employees); (3) spouses/domestic partners of any such persons; or (4) any of such persons' children, grandchildren, parents, grandparents, or siblings or spouses/domestic partners of any of these persons. (All such persons may continue to add to their account even after their company relationships have ended.);

- Fund directors, officers, or their spouses/domestic partners (or such persons' children, grandchildren, parents, or grandparents—or spouses/domestic partners of any such persons), if all account owners fit this description;
- Representatives or employees (or their spouses) of Woodbury Financial Services, Inc. ("Woodbury Financial"), formerly Fortis Investors, Inc. (including agencies), or of other broker-dealers having a sales agreement with Woodbury Financial (or such persons' children, grandchildren, parents, or grandparents—or spouses of any such persons), if all account owners fit this description;
- Selling broker-dealers and their employees and sales representatives;
- Financial representatives utilizing fund shares in fee-based investment products under a signed agreement with the Funds;
- Pension, profit-sharing, and other retirement plans of directors, officers, employees, representatives, and other relatives and affiliates (as set forth in the preceding paragraphs) of the Funds, Fortis, Inc., and broker-dealers (and certain affiliated companies) having a sales agreement with Fortis Investors, Inc. and purchases with the proceeds from such plans upon the retirement or employment termination of such persons;
- Participants in certain retirement plans not administered by Hartford Life Insurance Company or an affiliate with at least 100 eligible employees or if the total amount invested is $500,000 or more. (A 1% CDSC applies if redeemed within 18 months.);
- Registered investment companies;
- Purchases by employees (and their families, as defined below under the "Rights of Accumulation" section) of banks and other financial institutions that provide referral and administrative services related to order placement and payment to facilitate transactions in shares of the Fund for their clients pursuant to a sales or servicing agreement with Woodbury Financial; provided, however, that only those employees of such banks and other firms who, as a part of their usual duties, provide such services related to such transactions in Fund shares shall qualify;
- Commercial banks offering self directed 401(k) programs containing both pooled and individual investment options may purchase Fund shares for such programs at a reduced sales charge of 2.5% on sales of less than $500,000. For sales of $500,000 or more, normal sales charges apply;
- Registered investment advisers, trust companies and bank trust departments exercising discretionary investment authority or using a money management/mutual fund "wrap" program with respect to the money to be invested in the Fund, provided that the investment adviser, trust company or trust department provides HIFSCO with evidence of such authority or the existence of such a wrap program with respect to the money invested;
- Accounts that were in existence and entitled to purchase shares of the applicable Carnegie Series without a sales charge at the time of the effectiveness of the acquisition of its assets by Fortis Asset Allocation Portfolio, Fortis Value Fund, Fortis Growth & Income Fund, Fortis Capital Fund, Fortis Growth Fund and Fortis Capital Appreciation Fund;
- One or more members of a group (and their families, as defined below under the "Rights of Accumulation" section) of at least 100 persons engaged, or previously engaged in a common business, profession, civic or charitable endeavor or other activity. (A 1% CDSC applies if redeemed within 18 months.)

RIGHTS OF ACCUMULATION. Each Fund offers to all qualifying investors rights of accumulation under which investors are permitted to purchase Class A and Class L shares of any Fund of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc. and SMART529 Accounts at the price applicable to the total of (a) the dollar amount then being purchased plus (b) an amount equal to the then current net asset value of the purchaser's holdings of all shares of any Funds of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc. and SMART529 Accounts. For purposes of the rights of accumulation program, the purchaser may include all shares owned by family members. For Class A shares, the definition of family member varies depending upon when the purchaser opened the account. For accounts opened on or after August 16, 2004, a family member is the owner's spouse (or legal equivalent recognized under state law) and any children under 21. For accounts opened before August 16, 2004 for Class A shares and for all Class L shares, a family member is an owner's spouse (or legal equivalent recognized under state law), parent, grandparent, child, grandchild, brother, sister, step-family members and in-laws. As of August 16, 2004, account values invested in fixed annuity, variable annuity and variable life insurance products will no longer be considered towards the accumulation privilege for Class A and Class L shares. Participants in retirement plans receive breakpoints at the plan level. Acceptance of the purchase order is subject to confirmation of qualification. The rights of accumulation may be amended or terminated at any time as to subsequent purchases. HASCO, The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc.'s transfer agent, must be notified by you or your broker each time a qualifying purchase is made.

LETTER OF INTENT. Any person may qualify for a reduced sales charge on purchases of Class A and Class L shares made within a thirteen-month period pursuant to a Letter of Intent ("LOI"). Class A and Class L shares acquired through the reinvestment of distributions do not constitute purchases for purposes of the LOI. A Class A and Class L shareholder may include, as an accumulation credit towards the completion of such LOI, the value of all shares of all Funds of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc. and SMART 529 Accounts owned by the shareholder as described above under "Rights of

Accumulation." Such value is determined based on the public offering price on the date of the LOI. During the term of a LOI, HASCO will hold shares in escrow to secure payment of the higher sales charge applicable for shares actually purchased if the indicated amount on the LOI is not purchased. Dividends and capital gains will be paid on all escrowed shares and these shares will be released when the amount indicated on the LOI has been purchased. A LOI does not obligate the investor to buy or the Fund to sell the indicated amount of the LOI. If a Class A or Class L shareholder exceeds the specified amount of the LOI and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of the expiration of the LOI. The resulting difference in offering price will purchase additional Class A or Class L shares for the shareholder's account at the applicable offering price. If the specified amount of the LOI is not purchased, the shareholder shall remit to HASCO an amount equal to the difference between the sales charge paid and the sales charge that would have been paid had the aggregate purchases been made at a single time. If the Class A or L Class shareholder does not within twenty days after a written request by HASCO pay such difference in sales charge, HASCO will redeem an appropriate number of escrowed shares in order to realize such difference. Purchases based on a LOI may include holdings as described above under "Rights of Accumulation." Additional information about the terms of the LOI is available from your registered representative or from HASCO at 1-888-843-7824. HASCO must be notified by you or your broker each time a qualifying purchase is made.

SYSTEMATIC WITHDRAWAL PLAN. The Systematic Withdrawal Plan ("SWP") is designed to provide a convenient method of receiving fixed payments at regular intervals only from Class A shares and Money Market Fund shares not subject to a CDSC (except as noted below under Deferred Sales Charge) of a Fund deposited by the applicant under this SWP. The applicant must deposit or purchase for deposit shares of the Fund having a total value of not less than $5,000. Periodic checks of $50 per Fund or more will be sent to the applicant, or any person designated by him, monthly or quarterly.

Any income dividends or capital gains distributions on shares under the SWP will be credited to the SWP account on the payment date in full and fractional shares at the net asset value per share in effect on the record date.

SWP payments are made from the proceeds of the redemption of shares deposited in a SWP account. Redemptions are potentially taxable transactions to shareholders. To the extent that such redemptions for periodic withdrawals exceed dividend income reinvested in the SWP account, such redemptions will reduce and may ultimately exhaust the number of shares deposited in the SWP account. In addition, the amounts received by a shareholder cannot be considered as an actual yield or income on his or her investment because part of such payments may be a return of his or her capital.

The SWP may be terminated at any time (1) by written notice to the Fund or from the Fund to the shareholder, (2) upon receipt by the Fund of appropriate evidence of the shareholder's death, or (3) when all shares under the SWP have been redeemed. Each Fund pays the fees associated with maintaining the SWPs.

SPECIAL REDEMPTIONS. Although it would not normally do so, each Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the applicable Company's directors. When the shareholder sells portfolio securities received in this fashion, he/she would incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Funds have elected to be governed by Rule 18f-1 under the 1940 Act, pursuant to which each Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the applicable Fund during any 90-day period for any one account.

EXCHANGES. In general, shareholders may exchange one class of shares of a Fund for shares of the same class of any other Hartford Mutual Fund if such share class is available. Under certain circumstances, Class A shares of a Fund may be exchanged for Class I shares of the same Fund if you become eligible to purchase Class I shares. Similarly, if you hold Class C shares of a Fund and subsequently open a proprietary, fee-based or wrap account with a financial intermediary that has an agreement with HIFSCO, you may exchange your Class C shares for Class I shares of the same Fund provided that the Class C shares are no longer subject to a CDSC and the conditions for investing in Class I shares described in the applicable Fund prospectus are satisfied. All exchanges are made at net asset value.

HIFSCO reserves the right at any time in its sole discretion to modify the exchange privilege in certain circumstances. All exchanges are subject to meeting investment minimum or eligibility requirements. Please consult your financial advisor to discuss tax implications, if any, on an exchange.

DEFERRED SALES CHARGE ON CLASS A, CLASS B, CLASS C AND CLASS L. Investments in Class B and Class C shares are purchased at net asset value per share without the imposition of an initial sales charge so that the full amount of the purchase payment is invested in the Fund.

Class A shares that were purchased without a front-end sales charge and are redeemed within eighteen months of purchase, Class B shares that are redeemed within six years of purchase and Class C shares that are redeemed within one year of purchase are subject to a CDSC at the rates set forth in the prospectuses as a percentage of the dollar amount subject to the CDSC. The charge is assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class A, Class B or Class C shares being redeemed. No CDSC is imposed on increases in account value above the initial purchase prices, including all shares derived from reinvestment of dividends or capital gains distributions.

The amount of the CDSC, if any, varies depending on how long the shares were held before redemption of such shares. Solely for purposes of determining the holding period for purchases of Class B and Class C shares during a month, all payments

during a month will be aggregated and deemed to have been made on the first day of the month. The CDSC will be calculated in a manner that results in the lowest applicable rate being charged. To determine whether a CDSC applies, a Fund redeems shares in the following order: (1) shares representing an increase over the original purchase cost; (2) shares acquired through reinvestment of dividends and capital gains distributions; (3) Class B shares held for over 6 years or Class C shares held over 1 year; and (4) Class B shares held the longest during the six-year period.

When requesting a redemption the specified dollar amount will be redeemed from your account plus any applicable CDSC. If you do not want any additional amount withdrawn from your account please indicate that the applicable CDSC should be withdrawn from the total distribution amount requested.

Proceeds from the CDSC are paid to the distributor and are used in whole or in part by the distributor to defray its expenses related to providing distribution-related services to the Funds in connection with the sale of the Class A, Class C and Class L shares, such as the payment of compensation to select selling brokers for selling these classes of shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the applicable Fund to sell the Class C and Class L shares without a sales charge being deducted, and to sell Class A shares with a 3.00%, 4.50% or 5.50% maximum sales charge, as applicable, at the time of purchase.

The CDSC will be waived on redemptions of Class B and Class C shares and of Class A and Class L shares that are subject to the CDSC in the following cases:

- to make SWP payments that are limited annually to no more than 12% of the value of the account at the time the plan is initiated;
- because of shareholder death or disability in the case of a transfer or rollover to a Hartford company only;
- under reorganization, liquidation, merger or acquisition transactions involving other investment companies; and
- for retirement plans under the following circumstances:
  - (1) to return excess contributions,
  - (2) hardship withdrawals as defined in the plans,
  - (3) under a Qualified Domestic Relations Order as defined in the Code,
  - (4) to meet minimum distribution requirements under the Code,
  - (5) to make "substantially equal payments" as described in Section 72(t) of the Code,
  - (6) after separation from service for employer sponsored retirement plans, and
  - (7) for Class C shares, the CDSC may be waived for withdrawals made pursuant to loans, as defined by the plan's administrator at the time of withdrawal, taken from qualified retirement plans, such as 401(k) plans, profit-sharing and money purchase pension plans and defined benefit plans (excluding individual retirement accounts, such as Traditional, Roth, SEP or SIMPLE).

SUSPENSION OF REDEMPTIONS. A Fund may not suspend a shareholder's right of redemption, or postpone payment for a redemption for more than seven days, unless permitted by law, the New York Stock Exchange (NYSE) is closed for other than customary weekends or holidays, or trading on the NYSE is restricted, or for any period during which an emergency exists as a result of which (1) disposal by a Fund of securities owned by it is not reasonably practicable, or (2) it is not reasonably practicable for a Fund to fairly determine the value of its assets, or for such other periods as the SEC may permit for the protection of investors.

ACCOUNT CLOSINGS

There may be instances in which it is appropriate for your account to be closed. Your account could be closed if: (i) your identity cannot be verified or you fail to provide a valid SSN or TIN; (ii) the registered address of your account is outside of the United States or in a U.S. jurisdiction in which the Fund shares are not registered; (iii) transactions in your account raise suspicions of money laundering, fraud or other illegal conduct; (iv) shares purchased are not paid for when due; (v) your account does not meet the qualifications for ownership for the particular class of shares held in your account; (vi) maintenance of your account jeopardizes the tax status or qualifications of the Funds; (vii) your account balance falls to $1,000 or less and you fail to bring the account above the $1,000 within thirty (30) days of notification; (viii) there is a change in your broker of record, for example your broker is no longer able to sell Fund shares; or (ix) closing the account is determined to be in the best interests of the Fund.

DETERMINATION OF NET ASSET VALUE

The net asset value per share (NAV) is determined for each Fund and each class as of the close of regular trading on the New York Stock Exchange (the "Exchange") (typically 4:00 p.m. Eastern Time, the "Valuation Time") on each business day that the Exchange is open. The assets of each fund of funds consist primarily of shares of the Underlying Funds, which are valued at their respective net asset values on the valuation date. The Funds are closed for business and do not price their shares on the following business holidays: New Year's Day, Martin Luther King Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor

Day, Thanksgiving Day, Christmas Day and other holidays observed by the Exchange. The net asset value for each class of shares is determined by dividing the value of that Fund's net assets attributable to a class of shares by the number of shares outstanding for that class.

Except for the Money Market Fund, the Funds (references to "Funds" in this section may relate, if applicable, to certain Underlying Funds in the case of a fund of funds) generally use market prices in valuing portfolio securities. If market prices are not readily available or are deemed unreliable, a Fund will use the fair value of the security as determined in good faith under policies and procedures established by and under the supervision of that Fund's Board of Directors. Market prices may be deemed unreliable, for example, if a security is thinly traded or if an event has occurred after the close of the security's primary markets, but before the close of the Exchange, that is expected to affect the value of the portfolio security. The circumstances in which a Fund may use fair value pricing include, among others: (i) the occurrence of events that are significant to a particular issuer, such as mergers, restructuring or defaults; (ii) the occurrence of events that are significant to an entire market, such as natural disasters in a particular region or governmental actions; (iii) trading restrictions on securities; (iv) for thinly traded securities and (v) market events such as trading halts and early market closings. In addition, with respect to the valuation of equities primarily traded on foreign markets, each Fund uses a fair value pricing service approved by that Fund's Board of Directors, which employs quantitative models that evaluate changes in the value of the foreign market proxies (for example, futures contracts, ADRs, exchange traded funds) after the close of the foreign exchanges but before the Valuation Time. Securities that are primarily traded on foreign markets may trade on days that are not business days of the Funds. The value of the foreign securities in which a Fund invests may change on days when a shareholder will not be able to purchase or redeem shares of the Fund. Fair value pricing is subjective in nature and the use of fair value pricing by the Funds may cause the NAV of their respective shares to differ significantly from the NAV that would have been calculated using market prices at the close of the exchange on which a portfolio security is primarily traded but before the Valuation Time. There can be no assurance that any Fund could obtain the fair value assigned to a security if the Fund were to sell the security at approximately the time at which that Fund determines its NAV.

Debt securities (other than short-term obligations and senior floating rate interests) are valued using bid prices or using valuations based on a matrix system (which considers factors such as security prices, yield, maturity and ratings) as provided by independent pricing services. Senior floating rate interests generally trade in over-the-counter ("OTC") markets and are priced through an independent pricing service utilizing independent market quotations from loan dealers or financial institutions. Securities for which prices are not available from an independent pricing service may be valued using market quotations obtained from one or more dealers that make markets in the securities in accordance with procedures established by that Fund's Board of Directors. Generally, each Fund may use fair valuation in regards to debt securities when a Fund holds defaulted or distressed securities or securities in a company in which a reorganization is pending. Short term investments with a maturity of more than 60 days when purchased are valued based on market quotations until the remaining days to maturity become less than 61 days.

The Money Market Fund's investments and investments of other Funds that mature in 60 days or less are generally valued at amortized cost, which approximates market value. Under the amortized cost method of valuation, an instrument is valued at acquisition cost adjusted by the daily accretion of discount or amortization of premium. The interest payable at maturity is accrued as income, on a daily basis, over the remaining life of the instrument. Neither the amount of daily income nor the net asset value is affected by unrealized appreciation or depreciation of the portfolio's investments assuming the instrument's obligation is paid in full at maturity. In connection with its use of the amortized cost method, the Money Market Fund will: (i) maintain a dollar-weighted average portfolio maturity of 60 days or less; and (ii) maintain a dollar weighted average life to maturity of 120 days or less.

The amortized cost method of valuation permits the Money Market Fund to maintain a stable $1.00 net asset value per share. The Board of Directors of The Hartford Mutual Funds, Inc. periodically reviews the extent of any deviation from the $1.00 per share value that would occur if a method of valuation based on market prices and estimates were used. In the event such a deviation could result in material dilution or other unfair results, the Board of Directors will promptly consider any action that reasonably should be initiated to eliminate or reduce material dilution or other unfair results to shareholders. Such action may include selling portfolio securities prior to maturity, not declaring earned income dividends, valuing portfolio securities on the basis of current market prices, if available, or, if not available, at fair market value as determined in good faith by the Board of Directors, (considered highly unlikely by management of the Company) redemption of shares in kind (i.e., portfolio securities), and an irrevocable determination to liquidate the Fund and to suspend redemptions of shares of the Fund. In periods of declining interest rates, the indicated daily yield on shares of the portfolio computed using amortized cost may tend to be higher than a similar computation made using a method of valuation based upon market prices and estimates. In periods of rising interest rates, the indicated daily yield on shares of the portfolio computed using amortized cost may tend to be lower than a similar computation made using a method of valuation based upon market prices and estimates.

Exchange-traded equity securities shall be valued at the last reported sale price on the exchange on which the security is primarily traded (the "Primary Market") at the Valuation Time. If the security did not trade on the Primary Market, it may be valued at the Valuation Time at the last reported sale price on another exchange where it trades. The value of an equity security not traded on any exchange but traded on the Nasdaq Stock Market, Inc. System ("Nasdaq") or another OTC market shall be valued at the last reported sale price or official closing price on the exchange or market on which the security is traded as of the Valuation Time. For securities traded on the Nasdaq, the Funds utilize the Nasdaq Official Closing Price, which compares the last trade to the bid/ask range of a security. If the last trade falls within the bid/ask range, then that price will be the closing price. If the last trade is outside the bid/ask range, and falls above the ask, the ask will be the closing price. If the last price is below the bid, the bid will be the closing price. If it is not possible to determine the last reported sale price or official closing price on the relevant exchange or market at the Valuation Time, the value of the security shall be taken to be the most recent mean between bid and asked prices on such exchange or market at the Valuation Time.

Securities of foreign issuers and non-dollar securities are translated from the local currency into U.S. dollars using prevailing exchange rates.

Exchange traded options contracts on securities, currencies, indices, futures contracts, commodities and other instruments shall be valued at their last reported sales price at the Valuation Time on the Primary Market on which the instrument is traded. If the instrument did not trade on the Primary Market, it may be valued at the last reported sales price at the Valuation Time on another exchange or market where it did trade. If it is not possible to determine the last reported sale price on the Primary Market or another exchange or market at the Valuation Time, the value of the instrument shall be taken to be the mean between the most recent bid and asked prices on such exchange or market at the Valuation Time. Absent both bid and asked prices on such exchange, the bid price may be used. In the case of OTC options that do not trade on an exchange, values may be supplied by a pricing service using a formula or other objective method that may take into consideration the style, direction, expiration, strike price, notional and volatility or other special adjustments.

Futures contracts are valued at the most recent settlement price reported by an exchange on which, over time, they are traded most extensively. If a settlement price is not available, the futures contracts will be valued at the most recent trade price as of the Valuation Time. If there were no trades, the contract shall be valued at the mean of the closing bid/ask prices as of the Valuation Time.

A forward currency contract shall be valued based on the price of the underlying currency at the prevailing interpolated exchange rate, which is a combination of the foreign currency exchange rate and the forward currency rate. Foreign currency exchange rates and forward currency rates are obtained from an independent pricing service on the valuation date.

Swaps shall be valued using a custom interface from an independent pricing service. If a swap cannot be valued through a independent pricing service, Bloomberg will be used to calculate a value based upon inputs from the terms of the deal. Swaps for which prices are not available from an independent pricing service are valued in accordance with procedures established by the Fund's Board of Directors.

Other derivative or contractual type instruments shall be valued using market prices if such instruments trade on an exchange or market. If such instruments do not trade on an exchange or market, such instruments shall be valued at a price at which the counterparty to such contract would repurchase the instrument. In the event that the counterparty cannot provide a price, such valuation may be determined in accordance with procedures established by the Fund's Board of Directors.

Investments in open-end mutual funds are valued at the respective NAV of each open-end mutual fund on the valuation date.

Financial instruments for which prices are not available from an independent pricing service, but where an active market exists, are valued using market quotations obtained from one or more dealers that make markets in securities in accordance with procedures established by the Fund's Board of Directors.

A Fund's maximum offering price per Class A and Class L shares is determined by adding the maximum sales charge to the net asset value per share. Class C, Class I, Class R3, Class R4, Class R5, Class Y and the Class A shares of Money Market Fund are offered at net asset value without the imposition of an initial sales charge.

CAPITALIZATION AND VOTING RIGHTS

The Hartford Mutual Funds, Inc. was incorporated in Maryland on March 21, 1996. The authorized capital stock of the Company consists of 19.8 billion shares of common stock, par value $0.001 per share ("Common Stock"). The shares of Common Stock are divided into 47 series.

The Hartford Mutual Funds II, Inc. was incorporated in Maryland on March 23, 2001. The series of the Hartford Mutual Funds II, Inc. (the "Hartford II Funds") became investment portfolios of the Company pursuant to a reorganization effected November 30, 2001. Prior to the reorganization, the Hartford II Funds were organized as Minnesota corporations or portfolios of Minnesota corporations. The authorized capital stock of the Company consists of 162.5 billion shares of common stock, par value $0.0001 per share ("Common Stock"). The shares of Common Stock are divided into 5 series.

The Board of Directors of each Company may reclassify authorized shares to increase or decrease the allocation of shares among the series described above or to add any new series to the applicable Company. Each Company's Board of Directors is also authorized, from time to time and without further shareholder approval, to authorize additional shares and to classify and reclassify existing and new series into one or more classes.

Accordingly, the Directors of each Company have authorized the issuance of the following classes of stock for each Fund:

Class A Shares: Each Fund except Target Retirement 2015 Fund, Target Retirement 2025 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund.

Class B Shares: Each Fund except Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Global All-Asset Fund, Global Real Asset Fund, International Value Fund, World Bond Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund.

Class C Shares: Each Fund except Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund.

Class Y Shares: Each Fund except Equity Growth Allocation Fund, Balanced Allocation Fund, Conservative Allocation Fund, Growth Allocation Fund, Checks and Balances Fund, Municipal Opportunities Fund, Target Retirement 2015 Fund, Target Retirement 2025 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund.

Class I Shares: Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Equity Growth Allocation Fund, Balanced Allocation Fund, Conservative Allocation Fund, Growth Allocation Fund, Balanced Income Fund, Capital Appreciation Fund, Capital Appreciation II Fund, Checks and Balances Fund, Diversified International Fund, Dividend and Growth Fund, Equity Income Fund, Floating Rate Fund, Fundamental Growth Fund, Global All-Asset Fund, Global Enhanced Dividend Fund, Global Health Fund, Global Real Asset Fund, Global Research Fund, Growth Fund, Growth Opportunities Fund, High Yield Fund, Municipal Opportunities Fund, Inflation Plus Fund, International Growth Fund, International Opportunities Fund, International Small Company Fund, International Value Fund, MidCap Value Fund, Short Duration Fund, Small Company Fund, SmallCap Growth Fund, Strategic Income Fund, Municipal Real Return Fund, Total Return Bond Fund, Value Fund, Value Opportunities Fund and World Bond Fund.

Class R3, Class R4 and Class R5 Shares: Emerging Markets Local Debt Fund, Emerging Markets Research Fund, Equity Growth Allocation Fund, Balanced Allocation Fund, Conservative Allocation Fund, Growth Allocation Fund, Advisers Fund, Balanced Income Fund, Capital Appreciation Fund, Capital Appreciation II Fund, Checks and Balances Fund, Disciplined Equity Fund, Diversified International Fund, Dividend and Growth Fund, Equity Income Fund, Floating Rate Fund, Fundamental Growth Fund, Global All-Asset Fund, Global Enhanced Dividend Fund, Global Growth Fund, Global Health Fund, Global Real Asset Fund, Global Research Fund, High Yield Fund, Inflation Plus Fund, International Growth Fund, International Opportunities Fund, International Small Company Fund, International Value Fund, MidCap Fund, MidCap Value Fund, Money Market Fund, Small Company Fund, Total Return Bond Fund, Value Fund, World Bond Fund, Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund, Growth Fund, Growth Opportunities Fund, SmallCap Growth Fund and Value Opportunities Fund.

Class L Shares: Inflation Plus Fund, Growth Fund, Growth Opportunities Fund, SmallCap Growth Fund, Tax Free National Fund and Value Opportunities Fund.

Each issued and outstanding share is entitled to participate equally in dividends and distributions declared by the respective Fund and, upon liquidation or dissolution, in the net assets of such Fund remaining after satisfaction of outstanding liabilities. The shares of each series, and each class within each series, are, when issued, fully paid and non-assessable. Such shares have no preemptive or, for Class A, Class C, Class I, Class L, Class R3, Class R4, Class R5 and Class Y, conversion rights and are freely transferable.

As investment companies incorporated in Maryland, the Companies are not required to hold routine annual shareholder meetings. Meetings of shareholders will be called whenever one or more of the following, among other matters, is required to be acted upon by shareholders pursuant to the 1940 Act: (1) election of directors, (2) approval of an investment management agreement or sub-advisory agreement, or (3) ratification of the selection of the Funds' independent registered public accounting firm.

Shares of common stock have equal voting rights (regardless of the net asset value per share). Shares do not have cumulative voting rights. Accordingly, the holders of more than 50% of the shares of each Company voting for the election of directors can elect all of the directors if they choose to do so, and in such an event, the holders of the remaining shares would not be able to elect any directors. Although directors are not elected annually, shareholders have the right to remove one or more directors. When required by law, if the holders of 25% or more of either Company's outstanding shares request it in writing, a meeting of that particular Company's shareholders will be held to approve or disapprove the removal of director or directors.

Matters in which the interests of all the Funds of a Company are substantially identical (such as the election of directors or the ratification of the selection of the independent registered public accounting firm) are voted on by all shareholders of the Company without regard to the separate Funds. Matters that affect all or several Funds, but where the interests of the Funds are not substantially identical (such as approval of an investment management agreement) are voted on separately by the shareholders of each Fund for their Fund. Matters that affect only one Fund (such as a change in its fundamental policies) are voted on separately for the Fund by the shareholders of that Fund. Likewise, matters that affect only one class of shares of a Fund (such as approval of a plan of distribution) are voted on separately for that class by the holders of shares of that class.

TAXES

FEDERAL TAX STATUS OF THE FUNDS

The following discussion of the federal tax status of the Funds is a general and abbreviated summary based on tax laws and regulations in effect on the date of this SAI. Tax law is subject to change by legislative, administrative or judicial action.

Each Fund is treated as a separate taxpayer for federal income tax purposes. The Companies intend for each Fund to elect to be treated as a regulated investment company under Subchapter M of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code"), and to qualify as a regulated investment company each year. If a Fund: (1) continues to qualify as a regulated investment company, and (2) distributes to its shareholders at least 90% of its investment company taxable income (including for this purpose its net ordinary investment income and net realized short-term capital gains) and 90% of its tax-exempt interest income (reduced by certain expenses) (the "90% distribution requirement") (which the Companies intend each Fund to do), then under the provisions of Subchapter M, the Fund should have little or no income taxable to it under the Code. In particular, a Fund generally is not subject to federal income tax on the portion of its investment company taxable income and net capital gain (i.e., net long-term capital gain in excess of short-term capital loss) it distributes to shareholders (or treats as having been distributed to shareholders).

Each Fund must meet several requirements to maintain its status as a regulated investment company. These requirements include the following: (1) at least 90% of the Fund's gross income for each taxable year must be derived from dividends, interest, payments with respect to loaned securities, gains from the sale or disposition of securities (including gains from related investments in foreign currencies), or other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such securities or currencies, as well as net income from interests in certain publicly traded partnerships; and (2) at the close of each quarter of the Fund's taxable year, (a) at least 50% of the value of the Fund's total assets must consist of cash, cash items, securities of other regulated investment companies, U.S.Government securities and other securities which, with respect to any one issuer, do not represent more than 5% of all of the Fund's assets or more than 10% of the outstanding voting securities of such issuer, and (b) the Fund must not invest more than 25% of its total assets in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies), or of any two or more issuers that are controlled by the Fund and that are engaged in the same or similar trades or businesses or related trades or businesses, or of one or more qualified publicly traded partnerships.

Each Fund generally will endeavor to distribute (or treat as deemed distributed) to its shareholders all of its investment company taxable income and its net capital gain, if any, for each taxable year so that it will not incur federal income or excise taxes on its earnings.

In addition, in order to avoid a 4% nondeductible federal excise tax on certain of its undistributed income, each Fund generally must distribute in a timely manner the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of its capital gain net income for the one-year period ending October 31 in that calendar year, and (3) any income not distributed in prior years (the "excise tax avoidance requirements").

If for any taxable year a Fund fails to qualify as a regulated investment company or fails to satisfy the 90% distribution requirement, then all of its taxable income becomes subject to federal, and possibly state and local, income tax at regular corporate rates (without any deduction for distributions to its shareholders) and distributions to its shareholders constitute dividend income (with such dividend income including dividends derived from interest on tax-exempt obligations) to the extent of such Fund's available earnings and profits.

With respect to the Funds other than the funds of funds, investment income received from sources within foreign countries, or capital gains earned by a Fund from investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty are often as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle the Funds to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of these Funds' assets to be invested within various countries is not now known. The Companies intend that the Funds will seek to operate so as to qualify for treaty-reduced rates of tax when applicable.

In addition, if a Fund qualifies as a regulated investment company under the Code, and if more than 50% of the Fund's total assets at the close of the taxable year consists of securities of foreign corporations, the Fund may elect, for U.S. federal income tax purposes, to treat foreign income taxes paid by the Fund (including certain withholding taxes) that can be treated as income taxes under U.S. income tax principles as paid by its shareholders. Each Fund with "Global" and "International" in its name anticipates that it may qualify for and make this election in most, but not necessarily all, of its taxable years. If a Fund makes such an election, an amount equal to the foreign income taxes paid by the Fund would be included in the income of its shareholders and the shareholders often are entitled to credit their portions of this amount against their U.S. tax liabilities, if any, or to deduct those portions from their U.S. taxable income, if any. Shortly after any year for which it makes such an election, a Fund will report to its shareholders, in writing, the amount per share of foreign tax that must be included in each shareholder's gross income and the amount that will be available as a deduction or credit. Shareholders must itemize their deductions in order to deduct foreign taxes. Certain limitations may apply that could limit the extent to which the credit or the deduction for foreign taxes may be claimed by a shareholder.

With respect to the Funds other than the funds of funds, a Fund's transactions in options contracts and futures contracts are subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (that is, may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer losses of the Fund. These rules (1) could affect the character, amount and timing of distributions to shareholders of the Fund, (2) could require the Fund to "mark to market" certain types of the positions in its portfolio (that is, treat them as if they were closed out) and (3) may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement and the excise tax avoidance requirements described above. The Companies seek to monitor transactions of each Fund, seek to make the appropriate tax elections on behalf of the Fund and seek to make the appropriate entries in the Fund's books and records when the Fund acquires any option, futures contract or hedged investment, to mitigate the effect of these rules.

With respect to the funds of funds, income received by an Underlying Fund from sources within a foreign country may be subject to withholding and other taxes imposed by that country. If more than 50% of the value of an Underlying Fund's total assets at the close of its taxable year consists of stock or securities of foreign corporations, the Underlying Fund will be eligible and may elect to "pass-through" to its shareholders, including a fund of funds, the amount of such foreign income and similar taxes paid by the Underlying Fund. Pursuant to this election, the fund of funds would be required to include in gross income (in addition to taxable dividends actually received), its pro rata share of foreign income and similar taxes and to deduct such amount in computing its taxable income or to use it as a foreign tax credit against its U.S. federal income taxes, subject to limitations. For tax years beginning on or before December 22, 2010 a fund of funds, would not, however, be eligible to elect to "pass-through" to its shareholders the ability to claim a deduction or credit with respect to foreign income and similar taxes paid by the Underlying Fund. For tax years beginning after December 22, 2010, a fund of funds would be eligible to "pass-through" to its shareholders the ability to claim a deduction or credit with respect to foreign income and similar taxes paid by an Underlying Fund, provided that the fund of funds has at least 50% of its total interests invested in other regulated investment companies at the end of each quarter of the tax year.

As of October 31, 2010, the following Funds have capital loss carryforwards as indicated below. Each such Fund's capital loss carryover is available to offset that Fund's future realized capital gains to the extent provided in the Code and regulations thereunder. For net capital losses arising in taxable years beginning after December 22, 2010, net capital losses generally will be carried forward indefinitely. Capital losses from prior years will still expire subject to an eight-year limitation period. Generally, net capital losses arising in years beginning prior to December 22, 2010 will be used after net capital losses arising in years beginning after December 22, 2010, so that the Funds may have more losses from the earlier periods expire unused.

FUND	AMOUNT (IN THOUSANDS)		YEAR OF EXPIRATION
Advisers Fund	$	58,352	2016
Advisers Fund	$	202,017	2017
Balanced Income Fund	$	5,497	2017
Capital Appreciation Fund	$	3,033,398	2017
Capital Appreciation II Fund	$	242,509	2017
Checks and Balances Fund	$	1,355	2017
Checks and Balances Fund	$	1,007	2018
Corporate Opportunities Fund	$	7,768	2016
Corporate Opportunities Fund	$	27,558	2017
Disciplined Equity Fund	$	5,570	2011
Disciplined Equity Fund	$	23,225	2016
Disciplined Equity Fund	$	33,196	2017
Diversified International Fund	$	745	2016
Diversified International Fund	$	3,384	2017
Dividend and Growth Fund	$	95,054	2015
Dividend and Growth Fund	$	19,011	2016
Dividend and Growth Fund	$	366,391	2017
Equity Income Fund	$	92,463	2017
Floating Rate Fund	$	4,169	2015
Floating Rate Fund	$	270,204	2016
Floating Rate Fund	$	272,061	2017
Fundamental Growth Fund	$	8,452	2017
Global Enhanced Dividend Fund	$	448	2016
Global Enhanced Dividend Fund	$	2,897	2017
Global Enhanced Dividend Fund	$	99	2018
Global Growth Fund	$	20,910	2016
Global Growth Fund	$	119,711	2017
Global Health Fund	$	114,092	2017
Global Research Fund	$	7,379	2015
Global Research Fund	$	7,450	2016
Global Research Fund	$	3,887	2017
Global Research Fund	$	2,733	2018
Growth Fund	$	131,059	2017

Growth Opportunities Fund	$	68,132	2016
Growth Opportunities Fund	$	629,843	2017
High Yield Fund	$	18,008	2011
High Yield Fund	$	3,595	2014
High Yield Fund	$	21,761	2016
High Yield Fund	$	18,103	2017
Inflation Plus Fund	$	883	2012
Inflation Plus Fund	$	6,198	2013
Inflation Plus Fund	$	879	2014
Inflation Plus Fund	$	4,586	2016
Inflation Plus Fund	$	3,192	2017
International Growth Fund	$	177,370	2016
International Growth Fund	$	110,545	2017
International Opportunities Fund	$	324	2016
International Opportunities Fund	$	59,839	2017
International Small Company Fund	$	19,340	2016
International Small Company Fund	$	46,804	2017
MidCap Fund	$	174,764	2017
MidCap Value Fund	$	23,853	2016
MidCap Value Fund	$	42,949	2017
Municipal Opportunities Fund	$	284	2015
Municipal Opportunities Fund	$	12,922	2016
Municipal Opportunities Fund	$	15,644	2017
Municipal Opportunities Fund	$	6,121	2018
Municipal Real Return Fund	$	5	2013
Municipal Real Return Fund	$	433	2014
Municipal Real Return Fund	$	2,885	2015
Municipal Real Return Fund	$	23,184	2016
Municipal Real Return Fund	$	16,621	2017
Municipal Real Return Fund	$	6,088	2018
Short Duration Fund	$	221	2011
Short Duration Fund	$	295	2012
Short Duration Fund	$	977	2013
Short Duration Fund	$	731	2014
Short Duration Fund	$	162	2015
Short Duration Fund	$	751	2016
Short Duration Fund	$	1,988	2017
Short Duration Fund	$	344	2018
Small Company Fund	$	113,193	2017
SmallCap Growth Fund	$	20,125	2016
SmallCap Growth Fund	$	59,053	2017
Small/Mid Cap Equity Fund	$	6,054	2016
Small/Mid Cap Equity Fund	$	27,997	2017
Strategic Income Fund	$	19,204	2017
Total Return Bond Fund	$	339	2016
Total Return Bond Fund	$	39,844	2017
Value Fund	$	802	2016
Value Fund	$	46,197	2017
Value Opportunities Fund	$	35,824	2016
Value Opportunities Fund	$	35,127	2017
Balanced Allocation Fund	$	14,074	2016
Balanced Allocation Fund	$	56,654	2017
Balanced Allocation Fund	$	22,372	2018
Conservative Allocation Fund	$	659	2015
Conservative Allocation Fund	$	7,466	2016
Conservative Allocation Fund	$	11,433	2017
Conservative Allocation Fund	$	4,906	2017
Equity Growth Allocation Fund	$	31,808	2017
Equity Growth Allocation Fund	$	10,578	2018
Growth Allocation Fund	$	10,823	2017
Growth Allocation Fund	$	19,625	2018
Target Retirement 2010 Fund	$	397	2016
Target Retirement 2010 Fund	$	1,796	2017
Target Retirement 2020 Fund	$	1,515	2016
Target Retirement 2020 Fund	$	2,026	2017
Target Retirement 2020 Fund	$	376	2018
Target Retirement 2030 Fund	$	378	2016
Target Retirement 2030 Fund	$	1,251	2017
Target Retirement 2030 Fund	$	755	2018

Because Emerging Markets Local Debt Fund, Emerging Markets Research Fund and World Bond Fund had not commenced operations as of the date of this SAI, no information regarding capital loss carryforwards is available for each Fund.

With respect to the Funds other than the funds of funds, if a Fund acquires stock in certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their total assets in investments producing such passive income ("passive foreign investment companies"), that Fund could be subject to federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election requires the applicable Fund to recognize taxable income or gain without the concurrent receipt of cash. Any Fund may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability.

With respect to the Funds other than the funds of funds, foreign exchange gains and losses realized by a Fund in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions which generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to a Fund's investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income not among the types of "qualifying income" from which the Fund must derive at least 90% of its annual gross income.

Pay-in-kind instruments ("PIKs") are securities that pay interest in either cash or additional securities, at the issuer's option, for a specified period. PIKs, like zero-coupon bonds, are designed to give an issuer flexibility in managing cash flow. PIK bonds can be either senior or subordinated debt and trade flat (i.e., without accrued interest). The price of PIK bonds is expected to reflect the market value of the underlying debt plus an amount representing accrued interest since the last payment. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities.

With respect to the Funds other than the funds of funds, each Fund that invests in certain PIKs, zero coupon securities or certain deferred interest securities (and, in general, any other securities with original issue discount or with market discount if the Fund elects to include market discount in current income) must accrue income on such investments prior to the receipt of the corresponding cash. However, because each Fund must meet the 90% distribution requirement to qualify as a regulated investment company, the Fund may have to dispose of its portfolio investments under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy the applicable distribution requirements.

With respect to the Funds other than the funds of funds, the federal income tax rules applicable to interest rate swaps, caps and floors are unclear in certain respects, and a Fund may be required to account for these transactions in a manner that, in certain circumstances, may limit the degree to which it may utilize these transactions.

SHAREHOLDER TAXATION

The following discussion of certain federal income tax issues of shareholders of the Funds is a general and abbreviated summary based on tax laws and regulations in effect on the date of this SAI. Tax law is subject to change by legislative, administrative or judicial action. The following discussion relates solely to U.S. federal income tax law as applicable to U.S. taxpayers (e.g., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates). The discussion does not address special tax rules applicable to certain classes of investors, such as qualified retirement accounts or trusts, tax-exempt entities, insurance companies, banks and other financial institutions or to non-U.S. taxpayers. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of the shares of a Fund may also be subject to state and local taxes. This summary does not address any federal estate tax issues that may arise from ownership of Fund shares. Shareholders should consult their own tax advisers as to the federal, state and local tax consequences of ownership of shares of, and receipt of distributions from, the Funds in their particular circumstances.

With respect to the Funds other than the funds of funds, in general, as described in the prospectuses, distributions from a Fund are generally taxable to shareholders as ordinary income, qualified dividend income, or long-term capital gains. Distributions of a Fund's investment company taxable income (other than qualified dividend income) are taxable as ordinary income to shareholders to the extent of the Fund's current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. Distributions from net short-term capital gains are taxable to a shareholder as ordinary income. Distributions of a Fund's net capital gain properly designated by the Fund as "capital gain dividends" are taxable to a shareholder as long-term capital gain regardless of the shareholder's holding period for his or her shares and regardless of whether paid in cash or reinvested in additional shares. To the extent that a Fund derives dividends from domestic corporations, a portion of the income distributions of that Fund may be eligible for the 70% deduction for dividends received by corporations. Shareholders will be informed of the portion of dividends which so qualify. The dividends-received deduction is reduced to the extent the shares held by the Fund with respect to which the dividends are received are treated as debt-financed under federal income tax law and is eliminated if either those shares or the shares of the Fund are deemed to have been held by the Fund or the shareholders, as the case may be, for less than 46 days during the 90-day period beginning 45 days before the shares become ex-dividend. Properly reported distributions of qualified dividend income generally are taxable to individual shareholders at the same rates that apply to long-term capital gains, if certain holding period and other requirements are met. Dividend distributions will not be eligible for the reduced rates applicable to qualified dividend income unless, among other things, the shares held by the Fund with respect to which dividends are paid and the shares of the Fund are deemed to have been held by the Fund and the shareholders, respectively, for more than 60 days during the 121-day period beginning 60 days before the shares become ex-dividend. Distributions, if any, in excess of earnings and profits usually constitute a return of capital, which first reduces an investor's tax basis in the Fund's shares and thereafter (after such basis is reduced to zero) generally gives rise to capital gains. Shareholders electing to receive distributions in the form of additional shares have a cost basis for federal income tax purposes in each share so received equal to the amount of cash they would have received had they elected to receive the distribution in cash. For a summary of the tax rates applicable to capital gains, including capital gain dividends, see the discussion below.

With respect to the funds of funds, in general, as described in their prospectuses, distributions from a fund of funds are generally taxable to shareholders as ordinary income, qualified dividend income, or long-term capital gains. Distributions of a fund of funds' investment company taxable income (other than qualified dividend income) are taxable as ordinary income to shareholders to the extent of the fund of funds' current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. An Underlying Fund may realize capital gain or loss in connection with sales or other dispositions of its portfolio securities. Any net capital gains may be distributed to a fund of funds as capital gain distributions. A fund of funds may also derive capital gains and losses in connection with sales of shares of the Underlying Funds. Distributions of a fund of funds' net capital gain properly designated by the fund of funds as "capital gain dividends" are taxable to a shareholder as long-term capital gain regardless of the shareholder's holding period for his or her shares and regardless of whether paid in cash or reinvested in additional shares. To the extent that an Underlying Fund derives dividends from domestic corporations, a portion of the income distributions of a fund of funds which invests in that Underlying Fund may be eligible for the 70% deduction for dividends received by corporations. Shareholders will be informed of the portion of dividends which so qualify. The dividends-received deduction is reduced to the extent the shares held by the Underlying Fund with respect to which the dividends are received are treated as debt-financed under federal income tax law and is eliminated if either those shares or the shares of the Underlying Fund or the fund of funds are deemed to have been held by the Underlying Fund, the fund of funds or the shareholders, as the case may be, for less than 46 days during the 90-day period beginning 45 days before the shares become ex-dividend. Properly reported distributions of qualified dividend income generally are taxable to individual shareholders at the same rates that apply to long-term capital gains, if certain holding period and other requirements are met. Dividend distributions will not be eligible for the reduced rates applicable to qualified dividend income unless, among other things, the shares held by the Underlying Fund with respect to which dividends are paid, the shares of the Underlying Fund, and the shares of the fund of funds are deemed to have been held by the Underlying Fund, the fund of funds, and the shareholders, respectively, for more than 60 days during the 121-day period beginning 60 days before the shares become ex-dividend. Distributions, if any, in excess of earnings and profits usually constitute a return of capital, which first reduces an investor's tax basis in the funds of funds' shares and thereafter (after such basis is reduced to zero) generally gives rise to capital gains. Shareholders electing to receive distributions in the form of additional shares have a cost basis for federal income tax purposes in each share so received equal to the amount of cash they would have received had they elected to receive the distribution in cash. For a summary of the tax rates applicable to capital gains, including capital gain dividends, see the discussion below.

At the Companies' option, the Companies may cause a Fund to retain some or all of its net capital gain for a tax year, but may designate the retained amount as a "deemed distribution." In that case, among other consequences, the Fund pays tax on the retained amount for the benefit of its shareholders, the shareholders are required to report their share of the deemed distribution on their tax returns as if it had been distributed to them, and the shareholders may report a credit for the tax paid thereon by the Fund. The amount of the deemed distribution net of such tax is added to the shareholder's cost basis for his or her shares. Since the Companies expect each Fund to pay tax on any retained net capital gain at its regular corporate capital gain tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gain, the amount of tax that individual shareholders are treated as having paid will exceed the amount of tax that such shareholders would be required to pay on the retained net capital gain. A shareholder that is not subject to U.S. federal income tax or tax on long-term capital gain should be able to file a return on the appropriate form or a claim for refund that allows such shareholder to recover the taxes paid by the Fund on his or her behalf. In the event that a Company chooses this option on behalf of a Fund, the Company must provide written notice to the shareholders prior to the expiration of 60 days after the close of the relevant tax year.

Any dividend declared by a Fund in October, November, or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, is treated as if it had been received by the shareholders on December 31 of the year in which the dividend was declared.

An investor should consider the tax implications of buying shares just prior to a distribution (other than an exempt-interest dividend, described below). Even if the price of the shares includes the amount of the forthcoming distribution, the shareholder generally will be taxed upon receipt of the distribution and is not entitled to offset the distribution against the tax basis in his or her shares. In addition, an investor should be aware that, at the time he or she purchases shares of a Fund, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Subsequent distributions from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

A shareholder generally recognizes taxable gain or loss on a sale or redemption (including by exercise of the exchange privilege) of his or her shares. The amount of the gain or loss is measured by the difference between the shareholder's adjusted tax basis in his or her shares and the amount of the proceeds received in exchange for such shares. Any gain or loss arising from (or, in the case of distributions in excess of earnings and profits, treated as arising from) the sale or redemption of shares generally is a capital gain or loss if such shares are held as capital assets. This capital gain or loss normally is treated as a long-term capital gain or loss if the shareholder has held his or her shares for more than one year at the time of such sale or redemption; otherwise, it is classified as short-term capital gain or loss. If, however, a shareholder receives a capital gain dividend with respect to any share of a Fund, and the share is sold before it has been held by the shareholder for at least six months, then any loss on the sale or exchange of the share, to the extent of the capital gain dividend, is treated as a long-term capital loss. The lower tax rates on long-term capital gains for individuals are currently scheduled to expire after 2012, at which time the maximum rate is currently scheduled to increase to 20%.

In addition, all or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares of the same Fund are purchased (including any purchase through a reinvestment of distributions from the Fund) within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Also, if a shareholder who incurred a sales charge on the acquisition of shares of a Fund sells his or her shares within 90 days of purchase and subsequently acquires shares of the same or another Fund of the Companies on which a sales charge normally is imposed without paying such sales charge in accordance with the exchange privilege described in the prospectuses, such shareholder will not be entitled to include the amount of the sales charge in his or her basis in the shares sold for purposes of determining gain or loss. For sales charges incurred in taxable years beginning after December 22, 2010, the disallowance of the sales charge only applies to the extent that the subsequently acquired shares are purchased prior to February 1 of the calendar year following the initial sales charge. In these cases, any gain on the disposition of the shares of the Fund is increased, or loss decreased, by the amount of the sales charge paid when the shares were acquired, and that amount will increase the adjusted basis of the shares of the Fund subsequently acquired.

In general, non-corporate shareholders currently are subject to a maximum federal income tax rate of 15% on their net long-term capital gain (the excess of net long-term capital gain over net short-term capital loss) for a taxable year (including a long-term capital gain derived from an investment in the shares) and certain qualified dividend income, while other income may be taxed at rates as high as 35% (currently scheduled to increase to 39.6% after 2012). Shareholders must satisfy a holding period of more than 60 days with respect to a distribution that is otherwise eligible to be treated as a qualified dividend during the 121-day period that begins 60 days before the ex-dividend date. The lower tax rates on qualified dividend income are currently scheduled to expire after 2012. After 2012 such amounts would be taxed at ordinary income rates in the absence of further congressional action. Corporate taxpayers currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Tax rates imposed by states and local jurisdictions on capital gain and ordinary income may differ. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

For taxable years beginning after December 31, 2012, an additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions of Fund shares) of US individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds a threshold amount. A Fund's ordinary income dividends from domestic corporations may, if certain conditions are met, qualify for the dividends received deduction for corporate shareholders to the extent that the Fund has received qualifying dividend income during the taxable year; capital gain dividends distributed by a Fund are not eligible for the dividends received deduction. The dividends received deduction is reduced to the extent that the shares held by a Fund are treated as debt-financed under federal income tax law and is eliminated if either those shares or the shares of a Fund are deemed to have been held by the Fund or a shareholder, as the case may be, for less than 46 days during the 91-day period that begins 45 days before the stock becomes ex-dividend.

Each Fund sends to each of its shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such shareholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year's distributions generally is reported to the IRS. Distributions may also be subject to additional state, local, and foreign taxes depending on a shareholder's particular situation.

Dividends paid by a Fund to a non-U.S. shareholder generally are subject to U.S. withholding tax at a rate of 30% (unless the tax is reduced or eliminated by an applicable treaty). Certain properly designated dividends paid by a Fund, however, generally are not subject to this tax, to the extent paid from net capital gains. In addition, for Fund taxable years beginning after December 31, 2004 and before January 1, 2012, a portion of a Fund's distributions received by a non-U.S. investor may be exempt from U.S. withholding tax to the extent attributable to U.S. source interest income and short-term capital gains if such amounts are properly reported by the Fund. Also, for that same period, U.S. estate taxes may not apply to that portion of a Fund's shares held by a non-U.S. investor that is attributable to Fund assets consisting of certain debt obligations or other property treated as not within the United States for U.S. estate tax purposes. A Fund's distributions, if any, that are attributable to gains from the sale or exchange of

"U.S. real property interests," which the Code defines to include direct holdings of U.S. real property and interests (other than as a creditor) in "U.S. real property holding corporations," (including certain non-domestically-controlled REITS), may be taxable to non-U.S. investors and may require such investors to file U.S. income tax returns.

Effective January 1, 2013, the Funds will be required to withhold U.S. tax (at a 30% rate) on payments of dividends and redemption proceeds made to certain non-U.S. entities that fail to comply with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Funds to enable the Funds to determine whether withholding is required.

A Fund may be required to withhold U.S. federal income tax at a rate of 28% (currently scheduled to increase to 31% after 2012) ("backup withholding") from all taxable distributions payable to (1) any shareholder who fails to furnish the applicable Company with its correct taxpayer identification number or a certificate that the shareholder is exempt from backup withholding, and (2) any shareholder with respect to whom the IRS notifies the Company that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. The 28% backup withholding tax is not an additional tax and may be credited against a taxpayer's regular federal income tax liability.

MUNICIPAL OPPORTUNITIES FUND AND MUNICIPAL REAL RETURN FUND

Each of Municipal Opportunities Fund and Municipal Real Return Fund will be permitted to distribute any tax-exempt interest earned by the Fund to its shareholders as tax-exempt "exempt-interest dividends," provided that at least 50% of the value of the Fund's assets at the end of each quarter of its taxable year is invested in state, municipal and other obligations the interest on which is excluded from gross income under Section 103(a) of the Code. Each Fund intends to satisfy this 50% requirement in order to permit its distributions of tax-exempt interest to be treated as such for federal income tax purposes in the hands of its shareholders. Portions of the dividends paid by Municipal Opportunities Fund and Municipal Real Return Fund may be includable in gross income for federal income tax purposes or, in the alternative, may be subject to federal alternative minimum taxes. Dividends paid by Municipal Real Return Fund will generally be subject to state and local income taxes. Dividends paid by Municipal Opportunities Fund may also be subject to state and local income taxes.

Under the Code, interest on indebtedness incurred or continued to purchase or carry shares of Municipal Opportunities Fund and Municipal Real Return Fund is not deductible by the investor in proportion to the percentage of the applicable Fund's distributions from investment income that is exempt from federal income tax. State laws may also restrict the deductibility of interest on indebtedness incurred or continued to purchase or carry shares of these Funds. Indebtedness may be allocated to shares of a Fund even though not directly traceable to the purchase of such shares. In addition, any loss realized by a shareholder of Municipal Opportunities Fund or Municipal Real Return Fund upon the sale of shares held for six months or less may be disallowed to the extent of any exempt-interest dividends received with respect to such shares. For Fund shares acquired after December 22, 2010, this loss disallowance does not apply provided that the exempt-interest dividend was a regular dividend and the applicable Fund declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on at least a monthly basis.

If either Municipal Opportunities Fund or Municipal Real Return Fund disposes of a municipal obligation that it acquired after April 30, 1993 at a market discount, it must recognize any gain it realizes on the disposition as ordinary income (and not as capital gain) to the extent of the accrued market discount.

Certain deductions otherwise allowable to financial institutions and property and casualty insurance companies will be eliminated or reduced by reason of the receipt of certain exempt-interest dividends.

Shareholders who are "substantial users" (or persons related thereto) of facilities financed by governmental obligations should consult their advisers before investing in Municipal Opportunities Fund or Municipal Real Return Fund.

Tax-exempt income will be included in determining the taxability of social security payments and railroad retirement benefits. Tax-exempt income received by a tax-deferred retirement will generally be taxable when later distributed from that account.

TAXATION OF THE UNDERLYING FUNDS

With respect to the funds of funds, each Underlying Fund intends to qualify annually and elect to be treated as a regulated investment company under Subchapter M of the Code. In any year in which an Underlying Fund qualifies as a regulated investment company and timely distributes all of its taxable income, the funds of funds generally will not pay any federal income or excise tax.

PRINCIPAL UNDERWRITER

HIFSCO, the investment manager of each Fund, also serves as the principal underwriter. HIFSCO is located at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

CUSTODIAN

Portfolio securities of each Fund are held pursuant to a separate Custody Agreement between each Company and State Street Bank and Trust Company, 500 Pennsylvania Avenue, Kansas City, Missouri 64105.

TRANSFER AGENT

Hartford Administrative Services Company ("HASCO"), 500 Bielenberg Drive, Woodbury, Minnesota 55125, is the transfer agent for each Fund. As transfer agent, HASCO, among other things, receives and processes purchase and redemption orders, effects transfers of shares, prepares and transmits payments for dividends and distributions, and maintains records of account. For its services, HASCO is paid a fee based on assets or number of accounts, depending on the class of shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP served as the Companies' Independent Registered Public Accounting Firm for the fiscal year ended October 31, 2010. Ernst & Young LLP is principally located at 220 South 6th Street, Suite 1400, Minneapolis, Minnesota 55402.

OTHER INFORMATION

The Hartford has granted the Companies the right to use the name "The Hartford" or "Hartford", and has reserved the right to withdraw its consent to the use of such name by the Companies and the Funds at any time, or to grant the use of such name to any other company.

CODE OF ETHICS

Each Fund, HIFSCO and the sub-advisers have each adopted a code of ethics designed to protect the interests of each Fund's shareholders. Under each code of ethics, investment personnel are permitted to trade securities for their own account, including securities that may be purchased or held by a Fund, subject to certain restrictions. Each code of ethics has been filed with the SEC and may be viewed by the public.

FINANCIAL STATEMENTS

The Companies' audited financial statements for the fiscal year ended October 31, 2010, together with the notes thereto, and reports of Ernst & Young LLP, the Companies' Independent Registered Public Accounting Firm, are incorporated by reference from each Company's Annual Report for the fiscal year ended October 31, 2010 into this SAI (meaning such documents are legally a part of this SAI) and are on file with the SEC.

The Companies' Annual Reports are available without charge by calling the Funds at 1-888-843-7824 or by visiting the Funds' website at www.hartfordmutualfunds.com or on the SEC's website at www.sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Boards of Directors believe that the voting of proxies with respect to securities held by each Fund is an important element of the overall investment process. Pursuant to the Fund's Policy Related to Proxy Voting, as approved by the Funds' Boards of Directors, HIFSCO has delegated to the applicable sub-adviser the authority to vote all proxies relating to each sub-advised Fund's portfolio securities. Each Fund's exercise of this delegated proxy voting authority is subject to oversight by HIFSCO. Each sub-adviser has a duty to vote or not vote such proxies in the best interests of the sub-advised Fund and its shareholders, and to avoid the influence of conflicts of interest. With respect to the funds of funds, the Funds' policy provides that HIFSCO will vote any proxies of the Underlying Funds in accordance with the vote of the shareholders of the Underlying Funds.

The policies and procedures used by the investment manager and each sub-adviser to determine how to vote certain proxies relating to portfolio securities are described below. In addition to a summary description of such policies and procedures, included below are descriptions of how such policies and procedures apply to various topics. However, the following are descriptions only and more complete information should be obtained by reviewing each sub-adviser's policies and procedures, as well as the Funds' voting records. For a complete copy of each sub-adviser's proxy voting policies and procedures, as well as any separate guidelines it utilizes, please refer to www.hartfordmutualfunds.com. Information on how the Funds voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available (1) without charge, upon request, by calling 1-888-843-7824 and (2) on the SEC's website at www.sec.gov.

If a security has not been restricted from securities lending and the security is on loan over a record date, the Fund's sub-adviser may not be able to vote any proxies for that security. For more information about the impact of lending securities on proxy voting, see "Lending Portfolio Securities."

Hartford Investment Financial Services, LLC

The Checks and Balances Fund allocates its assets in a combination of other Hartford Mutual Funds. If an underlying Hartford Mutual Fund has a shareholder meeting, HIFSCO votes proxies in the same proportion as the vote of the underlying Hartford Mutual Fund's other shareholders (sometimes called "mirror" or "echo" voting).

Hartford Investment Management Company

The Funds for which Hartford Investment Management Company ("Hartford Investment Management") serves as sub-adviser have granted to Hartford Investment Management the authority to vote proxies on their behalf with respect to the assets it manages. The goal of Hartford Investment Management is to vote proxies in what it believes are the best economic interests of its

clients, free from conflicts of interest. The Proxy Voting Committee of Hartford Investment Management has determined that this goal is best achieved by retaining the services of Glass Lewis & Co., LLC, an independent research firm that provides proxy voting services to more than 100 institutional clients and has developed best practices in corporate governance consistent with the best interest of investors ("Glass Lewis").

In general, all proxies received from issuers of securities held in client accounts are referred to Glass Lewis for its analysis and recommendation as to each matter being submitted for a vote. Glass Lewis reviews such proxy proposals and makes voting recommendations in accordance with its proxy voting guidelines. These guidelines address a wide variety of topics, including among others, shareholder voting rights, anti-takeover defenses, board structures, the election of directors, executive and director compensation, reorganizations, mergers and various shareholder proposals. Hartford Investment Management has concluded that the Glass Lewis guidelines are substantially in accord with Hartford Investment Management's own philosophy regarding appropriate corporate governance and conduct. In most cases, securities will be voted in accordance with Glass Lewis' voting recommendations, but Hartford Investment Management may deviate from Glass Lewis's recommendations on specific proxy proposals. To ensure that no voting decision is influenced by a conflict of interest, a portfolio manager who intends to vote contrary to a Glass Lewis recommendation must notify Hartford Investment Management's Proxy Committee of such intent, and obtain its approval before voting.

The Proxy Voting Committee evaluates the performance of Glass Lewis at least annually.

Hartford Investment Management votes proxies solicited by an affiliated investment company in the same proportion as the vote of the investment company's other shareholders (sometimes called "mirror" or "echo" voting).

Material Conflict of Interest Identification and Resolution Processes

The use of Glass Lewis minimizes the number of potential conflicts of interest Hartford Investment Management faces in voting proxies, but Hartford Investment Management does maintain procedures designed to identify and address those conflicts that do arise. Proxy votes with respect to which an apparent conflict of interest is identified are referred to the Proxy Committee to resolve. Any Proxy Committee member who is himself or herself subject to the identified conflict will not participate in the Proxy Committee's vote on the matter in question. Investment Compliance will record and maintain minutes for the Proxy Committee meetings to document the factors that were considered to evidence that there was a reasonable basis for the Proxy Committee's decision. Potential conflicts of interest may include:

- The issuer that is soliciting Hartford Investment Management's proxy vote is also a client of Hartford Investment Management or an affiliate;
- A Hartford Investment Management employee has acquired non-public information about an issuer that is soliciting proxies;
- A Hartford Investment Management employee has a business or personal relationship with, or financial interest in, the issuer or officer or Board member of the issuer; or
- A Hartford Investment Management employee is contacted by management or board member of a company regarding an upcoming proxy vote.

Situations in which Hartford Investment Management might not vote a proxy

It may not be possible to cast an informed vote in certain circumstances due to lack of information in the proxy statement. Hartford Investment Management and/or Glass Lewis may abstain from voting in those instances. Proxy materials not being delivered in a timely fashion also may prevent analysis or entry of a vote by voting deadlines. In some cases Hartford Investment Management may determine that it is in the best economic interests of its clients not to vote certain proxies. For example, Hartford Investment Management generally does not vote proxies of issuers subject to shareblocking provisions or in jurisdictions that impose restrictions upon selling shares after proxies are voted. Similarly, votes are generally not cast in those foreign jurisdictions which require that a power of attorney be filed. Mutual fund and third party client accounts may have a securities lending program. In such a case, Hartford Investment Management may be unable to vote proxies when the underlying securities have been loaned (loan termination is often the only way to vote proxies on the loaned securities). In general, Hartford Investment Management does not know when securities have been loaned.

Glass Lewis Proxy Voting Guidelines Summary

Anti-Takeover Measures

Poison Pills (Shareholder Rights Plans). Typically Glass Lewis recommends that shareholders vote against these plans to protect their financial interests and ensure that they have an opportunity to consider any offer for their shares, especially those at a premium. In certain limited circumstances, Glass Lewis will support a limited poison pill to accomplish a particular objective, such as the closing of an important merger, or a pill that contains what Glass Lewis believes to be a reasonable 'qualifying offer' clause.

Right of Shareholders to Call a Special Meeting. In order to prevent abuse and waste of corporate resources by a minority of shareholders, Glass Lewis believes this right should be limited to holders representing a minimum of 10-15% of the issued shares.

Advance Notice Requirements for Shareholder Ballot Proposals. Glass Lewis typically recommends that shareholders vote against these proposals.

Cumulative Voting. Glass Lewis reviews these proposals on a case-by-case basis, factoring in the independence of the board and the status of the company's governance structure. However, Glass Lewis typically finds that these proposals are on ballots at companies where independence is lacking and where the appropriate checks and balances that favor shareholders are not in place. In those instances Glass Lewis typically recommends in favor of cumulative voting.

Supermajority Vote Requirements. Glass Lewis believes that supermajority vote requirements impede shareholder action on ballot items critical to shareholder interests.

Election of Directors

Voting Recommendation on the Basis of Independence: Glass Lewis looks at each director nominee and examines the director's relationships with the company, the company's executives and other directors. Glass Lewis does this to find personal, familial, or financial relationships (not including director compensation) that may impact the director's decisions. Glass Lewis believes that such relationships makes it difficult for a director to put shareholders' interests above the director's or the related party's interests. Glass Lewis also believes that a director who owns more than 20% of a company can exert disproportionate influence on the board and, in particular, the audit committee.

In general, Glass Lewis believes a board will be most effective in protecting shareholders' interests if it is at least two-thirds' independent. In the event that more than one third of the members are affiliated or inside directors, Glass Lewis typically(1) recommends withholding votes from some of the inside and/or affiliated directors in order to satisfy the two-thirds threshold.

Glass Lewis believes that only independent directors should serve on a company's audit, compensation, nominating and governance committees.(2) Glass Lewis typically recommends that shareholders withhold their votes for any affiliated or inside director seeking appointment to an audit, compensation, nominating or governance committee, or who has served in that capacity in the past year.

Voting Recommendation on the Basis of Performance: Glass Lewis disfavors directors who have a record of not fulfilling their responsibilities to shareholders at any company where they have held a board or executive position. See full guidelines for criteria.

Voting Recommendation on the Basis of Experience: Glass Lewis typically recommends that shareholders withhold votes from directors who have served on boards or as executives of companies with records of poor performance, overcompensation, audit- or accounting-related issues and/or other indicators of mismanagement or actions against the interests of shareholders.

Voting Recommendation on the Basis of Other Considerations: Glass Lewis recommends shareholders withhold votes from certain types of affiliated or inside directors under nearly all circumstances.

Appointment of Auditors

Glass Lewis generally supports management's choice of auditor except when Glass Lewis believes the auditor's independent or audit integrity has been compromised. Where a board has not allowed shareholders to review and ratify an auditor, Glass Lewis typically recommends withholding votes from the audit committee chairman. When there have been material restatements of annual financial statements or material weakness in internal controls, Glass Lewis usually recommends withholding votes from the entire committee.

Glass Lewis typically supports audit-related proposals regarding mandatory auditor rotation when the proposal uses a reasonable period of time (usually not less than 5-7 years).

Changes to Capital Structure

When analyzing a request for additional shares, Glass Lewis typically reviews four common reasons why a company might need additional capital stock beyond what is currently available:

- Stock Split — Glass Lewis typically considers three metrics when evaluating whether Glass Lewis thinks a stock split is likely or necessary: the historical stock pre-split price, if any; the current price relative to the Company's most common trading price over the past 52 weeks; and some absolute limits on stock price that in Glass Lewis' view either always make a stock split appropriate if desired by management or would almost never be a reasonable price at which to split a stock.
- Shareholder Defenses — Additional authorized shares could be used to bolster takeover defenses such as a "poison pill." Proxy filings often discuss the usefulness of additional shares in defending against or discouraging a hostile takeover as a

(1) In the case of a staggered board, if the affiliates or insiders that we believe should not be on the board are not standing for election, Glass Lewis will express its concern regarding those directors, but Glass Lewis will not recommend withholding from the affiliates or insiders who are up for election just to achieve two-thirds independence.

(2) Glass Lewis will recommend withholding votes from any member of the audit committee who owns 20% or more of the company's stock, and Glass Lewis believes that there should be a maximum of one director (or no directors if the committee is comprised of less than three directors) who owns 20% or more of the company's stock on the compensation, nominating and governance committees.

reason for a requested increase. Glass Lewis is typically against such defenses and will oppose actions intended to bolster such defenses.

- Financing for Acquisitions — Glass Lewis looks at whether the company has a history of using stock for acquisitions and attempts to determine what levels of stock have typically been required to accomplish such transactions. Likewise, Glass Lewis looks to see whether this is discussed as a reason for additional shares in the proxy.
- Financing for Operations — Glass Lewis reviews the company's cash position and its ability to secure financing through borrowing or other means. Glass Lewis looks at the company's history of capitalization and whether the company has had to use stock in the recent past as a means of raising capital.

Issuing additional shares can dilute existing holders in limited circumstances. Further, the availability of additional shares, where the board has discretion to implement a poison pill, can often serve as a deterrent to interested suitors. Accordingly, where Glass Lewis finds that the company has not detailed a plan for use of the proposed shares, or where the number of shares far exceeds those needed to accomplish a detailed plan, Glass Lewis typically recommends against the authorization of additional shares. While Glass Lewis thinks that having adequate shares to allow management to make quick decisions and effectively operate the business is critical, Glass Lewis prefers that, for significant transactions, management come to shareholders to justify their use of additional shares rather than providing a blank check in the form of a large pool of unallocated shares available for any purpose.

Equity Based Compensation Plans

Glass Lewis evaluates option- and other equity-based compensation plans using a detailed model and analyst review. Glass Lewis believes that equity compensation awards are useful, when not abused, for retaining employees and providing an incentive for them to act in a way that will improve company performance.

Glass Lewis' analysis is quantitative and focused on the plan's cost as compared with the business's operating metrics. Glass Lewis runs twenty different analyses, comparing the program with absolute limits Glass Lewis believes are key to equity value creation and with a carefully chosen peer group. In general, Glass Lewis' model seeks to determine whether the proposed plan is either absolutely excessive or is more than one standard deviation away from the average plan for the peer group on a range of criteria, including dilution to shareholders and the projected annual cost relative to the company's financial performance. Each of the twenty analyses (and their constituent parts) is weighted and the plan is scored in accordance with that weight.

Option Exchanges. Glass Lewis views option repricing plans and option exchange programs with great skepticism. Shareholders have substantial risk in owning stock and, as a general matter, Glass Lewis believes that the employees, officers and directors who receive stock options should be similarly situated to align their interests with shareholder interests.

Performance Based Options. Glass Lewis believes in performance-based equity compensation plans for senior executives. Glass Lewis feels that executives should be compensated with equity when their performance and the company's performance warrants such rewards. While Glass Lewis does not believe that equity-based compensation plans for all employees should be based on overall company performance, Glass Lewis does support such limitations for equity grants to senior executives (although some equity-based compensation of senior executives without performance criteria is acceptable, such as in the case of moderate incentive grants made in an initial offer of employment or in emerging industries). Glass Lewis generally recommends that shareholders vote in favor of performance-based option requirements.

Linking Pay with Performance. Glass Lewis strongly believes executive compensation should be linked directly with the performance of the business the executive is charged with managing. Glass Lewis has a proprietary pay-for-performance model that evaluates compensation of the top five executives at every company in the Russell 3000. Glass Lewis' model benchmarks the these executives' pay against their performance using three peer groups for each company: an industry peer group, a smaller sector peer group and a geographic peer group. Using a forced curve and a school letter-grade system, Glass Lewis ranks companies according to their pay-for-performance. Glass Lewis uses this analysis to inform Glass Lewis' voting decisions on each of the compensation issues that arise on the ballot. Likewise, Glass Lewis uses this analysis in Glass Lewis' evaluation of the compensation committee's performance.

162(m) Plans. Section 162(m) of the Internal Revenue Code allows companies to deduct compensation in excess of $1 million for the CEO and the next four most highly compensated executive officers upon shareholder approval of the excess compensation. Glass Lewis recognizes the value of executive incentive programs and the tax benefit of shareholder-approved incentive plans. Glass Lewis believes the best practice for companies is to provide reasonable disclosure to shareholders so that they can make sound judgments about the reasonableness of the proposed compensation plan. To allow for meaningful shareholder review, Glass Lewis prefers that these proposals include: specific performance goals, a maximum award pool and a maximum award amount per employee. Glass Lewis also believes it is important to analyze the estimated grants to see if they are reasonable and in line with the company's peers. Glass Lewis typically recommends against a 162(m) plan where: a company fails to provide at least a list of performance targets; a company fails to provide one of either a total pool or an individual maximum; or the proposed plan is excessive when compared with the plans of the company's peers. However, where a company has a record of reasonable pay relative to business performance, Glass Lewis is not typically inclined to recommend against a plan even if the plan caps seem large relative to peers because they recognize the value in special pay arrangements for continued exceptional performance.

Director Compensation Plans. Glass Lewis believes that non-employee directors should receive compensation for the time and effort they spend serving on the board and its committees. In particular, Glass Lewis supports compensation plans that include option grants or other equity-based awards, which help to align the interests of outside directors with those of shareholders. Director fees should be competitive in order to retain and attract qualified individuals. However, excessive fees represent a financial cost to the company and threaten to compromise the objectivity and independence of non-employee directors. Therefore, a balance is required.

Limits on Executive Compensation. As a general rule, Glass Lewis believes shareholders should not be directly involved in setting executive compensation. Such matters should be left to the compensation committee. Glass Lewis views the election of compensation committee members as the appropriate mechanism for shareholders to express their disapproval or support of board policy on executive pay. Further, Glass Lewis believes that companies whose pay-for-performance is in line with its peers should be able to compensate their executives in a manner that drives growth and profit without destroying ethical values, giving consideration to their peers' comparable size and performance. However, Glass Lewis favors performance-based compensation as an effective means of motivating executives to act in the best interests of shareholders. Performance-based compensation may be limited if CEO pay is capped at a low level rather than flexibly tied to company performance.

Limits on Executive Stock Options. Glass Lewis typically recommends that Glass Lewis' clients oppose caps on executive stock options.

Linking Pay to Social Criteria. Glass Lewis believes that ethical behavior is an important part of executive performance and should be taken into account when evaluating performance and determining compensation. Glass Lewis also believes, however, that the compensation committee is in the best position to set policy on management compensation. Shareholders can hold the compensation committee accountable for pay awarded.

Full Disclosure of Executive Compensation. Glass Lewis believes that complete, timely and transparent disclosure of executive pay is critical to allowing shareholders to evaluate the extent to which the pay is keeping pace with company performance. However, Glass Lewis is concerned when a proposal goes too far in the level of detail that it requests for executives other than the most high-ranking leaders of the company. While Glass Lewis is in favor of full disclosure for senior executives and Glass Lewis views pay disclosure at the aggregate level (e.g., the number of employees being paid over a certain amount or in certain categories) as potentially very useful, Glass Lewis does not believe that shareholders need or will benefit from detailed reports about individual management employees other than the most senior executives.

Social and Corporate Responsibility

Glass Lewis believes that disclosure regarding how a company uses its funds is an important component of corporate accountability to shareholders. Some campaign contributions are heavily regulated by federal, state and local laws. Most jurisdictions have detailed disclosure laws so that information on some contributions is publicly available. Other than where a company does not adequately disclose information about its contributions to shareholders or where a company has a history of abuse in the donation process, Glass Lewis believes that the mechanism for disclosure and the standards for giving are best left to the board. However, Glass Lewis will consider supporting shareholder proposals seeking greater disclosures of political giving in cases where additional company disclosure is nonexistent or limited and there is some evidence or credible allegation that the company is mismanaging corporate funds through political donations or has a record of doing so.

In general, Glass Lewis believes that labor and human resource policies are typically best left to management and the board, absent a showing of egregious or illegal conduct that might threaten shareholder value. It is Glass Lewis' opinion that management is in the best position to determine appropriate practices in the context of its business. Glass Lewis will hold directors accountable for company decisions related to labor and employment problems. However, in situations where there is clear evidence of practices resulting in significant economic exposure to the company, Glass Lewis will support shareholders proposals that seek to address labor policies.

Non-Discrimination Policies. Glass Lewis believes that human resource policies are best left to management and the board, absent a showing of egregious or illegal conduct that might threaten shareholder value. Management is in the best position to determine which policies will promote the interests of the firm across its various businesses.

Military and US Government Business Policies. Glass Lewis believes that disclosure to shareholders of information on key company endeavors is important. However, Glass Lewis generally does not support resolutions that call for shareholder approval of policy statements for or against government programs that are subject to thorough review by the Federal Government and elected officials at the national level.

Foreign Government Business Policies. Glass Lewis believes that business policies regarding foreign operations are best left to management and the board, absent a showing of egregious or illegal conduct that might threaten shareholder value. Glass Lewis believes that shareholders should hold board members accountable for these issues when they face re-election.

Environmental Policies. Glass Lewis believes that when management and the board have displayed disregard for environmental risks, have engaged in egregious or illegal conduct, or have failed to adequately respond to current or imminent

environmental risks that threaten shareholder value, shareholders should hold directors accountable when they face reelection. Glass Lewis believes that part of the board's role is to ensure that management conducts a complete risk analysis of company operations, including those that have environmental implications, and that directors should monitor management's performance in mitigating the environmental risks attendant with relevant operations in order to eliminate or minimize the risks to the company and shareholders. Glass Lewis may recommend that votes be withheld from responsible members of the governance committee when a substantial environmental risk has been ignored or inadequately addressed, and may in some cases recommend that votes be withheld from all directors who were on the board when the substantial risk arose, was ignored or was not mitigated.

Wellington Management Company, LLP

Upon a client's written request, Wellington Management Company, LLP votes securities that are held in the client's account in response to proxies solicited by the issuers of such securities. Wellington Management has established Global Proxy Voting Guidelines (the "Guidelines") to document positions generally taken on common proxy issues voted on behalf of clients. These guidelines are based on Wellington Management's fiduciary obligation to act in the best economic interest of its clients as shareholders. Hence, Wellington Management examines and votes each proposal so that the long-term effect of the vote will ultimately increase shareholder value for our clients. Because ethical considerations can have an impact on the long-term value of assets, our voting practices are also attentive to these issues and votes will be cast against unlawful and unethical activity. Further, Wellington Management's experience in voting proposals has shown that similar proposals often have different consequences for different companies. Moreover, while these Guidelines are written to apply globally, differences in local practice and law make universal application impractical. Therefore, each proposal is evaluated on its merits, taking into account its effects on the specific company in question, and on the company within its industry. It should be noted that the following are guidelines, and not rigid rules, and Wellington Management reserves the right in all cases to vote contrary to guidelines where doing so is judged to represent the best economic interest of its clients..

Wellington Management's Guidelines set forth the sets of guidelines that Wellington Management uses in voting specific proposals presented by the boards of directors or shareholders of companies whose securities are held in client portfolios for which Wellington Management has voting discretion. While the Guidelines set forth general sets of guidelines for voting proxies, it should be noted that these are guidelines and not rigid rules. Many of the Guidelines are accompanied by explanatory language that describes criteria that may affect Wellington Management' vote decision. The criteria as described are to be read as part of the guideline, and votes cast according to the criteria will be considered within guidelines. In some circumstances, the merits of a particular proposal may cause us to enter a vote that differs from the Guidelines.

Statement of Policies

As a matter of policy, Wellington Management:

1. Takes responsibility for voting client proxies only upon a client's written request.
2. Votes all proxies in the best interests of its clients as shareholders, i.e., to maximize economic value.
3. Develops and maintains broad guidelines setting out positions on common proxy issues, but also considers each proposal in the context of the issuer, industry, and country or countries in which its business is conducted.
4. Evaluates all factors it deems relevant when considering a vote, and may determine in certain instances that it is in the best interest of one or more clients to refrain from voting a given proxy ballot.
5. Identifies and resolves all material proxy-related conflicts of interest between Wellington Management and its clients in the best interests of the client.
6. Believes that sound corporate governance practices can enhance shareholder value and therefore encourages consideration of an issuer's corporate governance as part of the investment process.
7. Believes that proxy voting is a valuable tool that can be used to promote sound corporate governance to the ultimate benefit of the client as shareholder.
8. Provides all clients, upon request, with copies of the Global Proxy Policies and Procedures, the Global Proxy Voting Guidelines, and related reports, with such frequency as required to fulfill obligations under applicable law or as reasonably requested by clients.
9. Reviews regularly the voting record to ensure that proxies are voted in accordance with these the policy and the Global Proxy Voting Guidelines; and ensures that procedures, documentation, and reports relating to the voting of proxies are promptly and properly prepared and disseminated.

Responsibility and Oversight

Wellington Management has a Corporate Governance Committee, by action of the firm's Executive Committee, that is responsible for the review and approval of the firm's written Global Proxy Policy and Procedures and the Guidelines, and for providing advice and guidance on specific proxy votes for individual issuers. The firm's Legal and Compliance Group monitors regulatory requirements with respect to proxy voting on a global basis and works with the Corporate Governance Committee to develop policies that implement those requirements. Day-to-day administration of the proxy voting process at Wellington Management is the responsibility of the Global Research Services Group. In addition, the Global Research Services Group acts as a resource for portfolio managers and research analysts on proxy matters, as needed.

Statement of Procedures

Wellington Management has in place certain procedures for implementing its proxy voting policy.

General Proxy Voting

Authorization to Vote

Wellington Management will vote only those proxies for which its clients have affirmatively delegated proxy-voting authority.

Receipt of Proxy

Proxy materials from an issuer or its information agent are forwarded to registered owners of record, typically the client's custodian bank. If a client requests that Wellington Management votes proxies on its behalf, the client must instruct its custodian bank to deliver all relevant voting material to Wellington Management or its voting agent. Wellington Management, or its voting agent, may receive this voting information by mail, fax, or other electronic means.

Reconciliation

To the extent reasonably practicable, each public security proxy received by electronic means is matched to the securities eligible to be voted and a reminder is sent to any custodian or trustee that has not forwarded the proxies as due. Although proxies received for private securities, as well as those received in non-electronic format, are voted as received, Wellington Management is not able to reconcile these proxies to holdings, nor does it notify custodians of non-receipt.

Research

In addition to proprietary investment research undertaken by Wellington Management investment professionals, Wellington Management conducts proxy research internally, and uses the resources of a number of external sources to keep abreast of developments in corporate governance around the world and of current practices of specific companies.

Proxy Voting

Following the reconciliation process, each proxy is compared against the Global Proxy Voting Guidelines and handled as follows:

- Generally, issues for which explicit proxy voting guidance is provided in the Guidelines (i.e., "For", "Against", "Abstain") are reviewed by the Global Research Services Group and voted in accordance with the Guidelines.

- Issues identified as "case-by-case" in the Guidelines are further reviewed by the Global Research Services Group. In certain circumstances, further input is needed, so the issues are forwarded to the relevant research analyst and/or portfolio manager(s) for their input.

- Absent a material conflict of interest, the portfolio manager has the authority to decide the final vote. Different portfolio managers holding the same securities may arrive at different voting conclusions for their clients' proxies.

Material Conflict of Interest Identification and Resolution Processes

Wellington Management's broadly diversified client base and functional lines of responsibility serve to minimize the number of, but not prevent, material conflicts of interest it faces in voting proxies. Annually, the Corporate Governance Committee sets standards for identifying material conflicts based on client, vendor, and lender relationships, and publishes those standards to individuals involved in the proxy voting process. In addition, the Corporate Governance Committee encourages all personnel to contact the Global Research Services Group about apparent conflicts of interest, even if the apparent conflict does not meet the published materiality criteria. Apparent conflicts are reviewed by designated members of the Corporate Governance Committee to determine if there is a conflict, and if so whether the conflict is material.

If a proxy is identified as presenting a material conflict of interest, the matter must be reviewed by designated members of the Corporate Governance Committee, who will resolve the conflict and direct the vote. In certain circumstances, the designated members may determine that the full Corporate Governance Committee should convene. Any Corporate Governance Committee member who is himself or herself subject to the identified conflict will not participate in the decision on whether and how to vote the proxy in question.

Other Considerations

In certain instances, Wellington Management may be unable to vote or may determine not to vote a proxy on behalf of one or more clients. While not exhaustive, the following list of considerations highlights some potential instances in which a proxy vote might not be entered.

Securities Lending

Wellington Management may be unable to vote proxies when the underlying securities have been lent out pursuant to a client's securities lending program. In general, Wellington Management does not know when securities have been lent out and are therefore unavailable to be voted. Efforts to recall loaned securities are not always effective, but, in rare circumstances, Wellington Management may recommend that a client attempt to have its custodian recall the security to permit voting of related proxies.

Share Blocking and Re-registration

Certain countries require shareholders to stop trading securities for a period of time prior to and/or after a shareholder meeting in that country (i.e., share blocking). When reviewing proxies in share blocking countries, Wellington Management evaluates each proposal in light of the trading restrictions imposed and determines whether a proxy issue is sufficiently important that Wellington Management would consider the possibility of blocking shares. The portfolio manager retains the final authority to determine whether to block the shares in the client's portfolio or to pass on voting the meeting.

In certain countries, re-registration of shares is required to enter a proxy vote. As with share blocking, re-registration can prevent Wellington Management from exercising its investment discretion to sell shares held in a client's portfolio for a substantial period of time. The decision process in blocking countries as discussed above is also employed in instances where re-registration is necessary.

Lack of Adequate Information, Untimely Receipt of Proxy Materials, or Excessive Costs

Wellington Management may be unable to enter an informed vote in certain circumstances due to the lack of information provided in the proxy statement or by the issuer or other resolution sponsor, and may abstain from voting in those instances. Proxy materials not delivered in a timely fashion may prevent analysis or entry of a vote by voting deadlines. In addition, Wellington Management's practice is to abstain from voting a proxy in circumstances where, in its judgment, the costs exceed the expected benefits to clients. Requirements for Powers of Attorney and consularization are examples of such circumstances.

Additional Information

Wellington Management maintains records of proxies voted pursuant to Section 204-2 of the Investment Advisers Act of 1940 (the "Advisers Act"), the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other applicable laws.

Wellington Management's Global Proxy Policy and Procedures may be amended from time to time by Wellington Management. Wellington Management provides clients with a copy of its Global Proxy Policy and Procedures, including the Guidelines, upon written request. In addition, Wellington Management will make specific client information relating to proxy voting available to a client upon reasonable written request.

Voting Guidelines

The following is a list of common proposals and guidelines on how Wellington Management anticipates voting on these proposals. The "(SP)" after a proposal indicates that the proposal is usually presented as a Shareholder Proposal.

Composition and Role of the Board of Directors

Election of Directors. Case-by-Case. Wellington Management believes that shareholders' ability to elect directors annually is the most important right shareholders have. Wellington Management generally supports management nominees, but will withhold votes from any director who is demonstrated to have acted contrary to the best economic interest of shareholders. Wellington Management may also withhold votes from directors who failed to implement shareholder proposals that received majority support, implemented dead-hand or no-hand poison pills, or failed to attend at least 75% of scheduled board meetings.

Classify Board of Directors. Against. Wellington Management will also vote in favor of shareholder proposals seeking to declassify boards.

Adopt Director Tenure/Retirement Age (SP). Against.

Adopt Director & Officer Indemnification. For. Wellington Management generally supports director and officer indemnification as critical to the attraction and retention of qualified candidates to the board. Such proposals must incorporate the duty of care.

Allow Special Interest Representation to Board (SP). Against.

Require Board Independence. For. Wellington Management believes that, in the absence of a compelling counter-argument or prevailing market norms, at least 65% of a board should be comprised of independent directors, with independence defined by the local market regulatory authority. Wellington Management's support for this level of independence may include withholding approval for non-independent directors, as well as votes in support of shareholder proposals calling for independence.

Require Key Board Committees to be Independent. For. Key board committees are the Nominating, Audit, and Compensation Committees. Exceptions will be made, as above, in respect of local market conventions.

Require a Separation of Chair and CEO or Require a Lead Director. For.

Approve Directors' Fees. For.

Approve Bonuses for Retiring Directors. Case-by-Case.

Elect Supervisory Board/Corporate Assembly. For.

Elect/Establish Board Committee. For.

Adopt Shareholder Access/Majority Vote on Election of Directors (SP). Case-by-Case. Wellington Management believes that the election of directors by a majority of votes cast is the appropriate standard for companies to adopt and therefore generally will support those proposals that seek to adopt such a standard. Wellington Management's support for such proposals will extend typically to situations where the relevant company has an existing resignation policy in place for directors that receive a majority of "withhold" votes. Wellington Management believes that it is important for majority voting to be defined within the company's charter and not simply within the company's corporate governance policy. Generally Wellington Management will not support proposals that fail to provide for the exceptional use of a plurality standard in the case of contested elections. Further, Wellington Management will not support proposals that seek to adopt a majority of votes outstanding (i.e., total votes eligible to be cast as opposed to actually cast) standard.

Management Compensation

Adopt/Amend Stock Option Plans. Case-by-Case.

Adopt/Amend Employee Stock Purchase Plans. For.

Approve/Amend Bonus Plans. Case-by-Case.

In the US, Bonus Plans are customarily presented for shareholder approval pursuant to Section 162(m) of the Omnibus Budget Reconciliation Act of 1992 ("OBRA"). OBRA stipulates that certain forms of compensation are not tax-deductible unless approved by shareholders and subject to performance criteria. Because OBRA does not prevent the payment of subject compensation, Wellington Management generally votes "for" these proposals. Nevertheless, occasionally these proposals are presented in a bundled form seeking 162 (m) approval and approval of a stock option plan. In such cases, failure of the proposal prevents the awards from being granted. Wellington Management will vote against these proposals where the grant portion of the proposal fails its guidelines for the evaluation of stock option plans.

Approve Remuneration Policy. Case-by-Case.

Exchange Underwater Options. Case-by-Case.

Wellington Management may support value-neutral exchanges in which senior management is ineligible to participate.

Eliminate or Limit Severance Agreements (Golden Parachutes). Case-by-Case. Wellington Management will oppose excessively generous arrangements, but may support agreements structured to encourage management to negotiate in shareholders' best economic interest.

Shareholder Approval of Future Severance Agreements Covering Senior Executives (SP). Case-by-Case. Wellington Management believes that severance arrangements require special scrutiny, and is generally supportive of proposals that call for shareholder ratification thereof. But, Wellington Management is also mindful of the board's need for flexibility in recruitment and retention and will therefore oppose limitations on board compensation policy where respect for industry practice and reasonable overall levels of compensation have been demonstrated.

Expense Future Stock Options (SP). For.

Shareholder Approval of All Stock Option Plans (SP). For.

Disclose All Executive Compensation (SP). For.

Reporting of Results

Approve Financial Statements. For.

Set Dividends and Allocate Profits. For.

Limit Non-Audit Services Provided by Auditors (SP). Case-by-Case. Wellington Management follows the guidelines established by the Public Company Accounting Oversight Board regarding permissible levels of non-audit fees payable to auditors.

Ratify Selection of Auditors and Set Their Fees. Case-by-Case. Wellington Management will generally support management's choice of auditors, unless the auditors have demonstrated failure to act in shareholders' best economic interest.

Elect Statutory Auditors. Case-by-Case.

Shareholder Approval of Auditors (SP). For.

Shareholder Voting Rights

Adopt Cumulative Voting (SP). Against.

Wellington Management is likely to support cumulative voting proposals at "controlled" companies (i.e., companies with a single majority shareholder), or at companies with two-tiered voting rights.

Shareholder Rights Plans. Case-by-Case.

Also known as Poison Pills, these plans can enable boards of directors to negotiate higher takeover prices on behalf of shareholders. However, these plans also may be misused to entrench management. The following criteria are used to evaluate both management and shareholder proposals regarding shareholder rights plans. We generally support plans that include:

- Shareholder approval requirement
- Sunset provision
- Permitted bid feature (i.e., bids that are made for all shares and demonstrate evidence of financing must be submitted to a shareholder vote).

Because boards generally have the authority to adopt shareholder rights plans without shareholder approval, Wellington Management is equally vigilant in its assessment of requests for authorization of blank check preferred shares (see below).

Authorize Blank Check Preferred Stock. Case-by-Case.

Wellington Management may support authorization requests that specifically proscribe the use of such shares for anti-takeover purposes.

Eliminate Right to Call a Special Meeting. Against.

Increase Supermajority Vote Requirement. Against.

Wellington Management likely will support shareholder and management proposals to remove existing supermajority vote requirements.

Adopt Anti-Greenmail Provision. For.

Adopt Confidential Voting (SP). Case-by-Case.

Wellington Management requires such proposals to include a provision to suspend confidential voting during contested elections so that management is not subject to constraints that do not apply to dissidents.

Remove Right to Act by Written Consent. Against.

Capital Structure

Increase Authorized Common Stock. Case-by-Case.

Wellington Management generally supports requests for increases up to 100% of the shares currently authorized. Exceptions will be made when the company has clearly articulated a reasonable need for a greater increase. Conversely, at companies trading in less liquid markets, Wellington Management may impose a lower threshold.

Approve Merger or Acquisition. Case-by-Case.

Approve Technical Amendments to Charter. Case-by-Case.

Opt Out of State Takeover Statutes. For.

Authorize Share Repurchase. For.

Authorize Trade in Company Stock. For.

Approve Stock Splits. Case-by-Case.

Wellington Management approves stock splits and reverse stock splits that preserve the level of authorized, but unissued shares.

Approve Recapitalization/Restructuring. Case-by-Case.

Issue Stock with or without Preemptive Rights. For.

Issue Debt Instruments. Case-by-Case.

Social Issues

Endorse the Ceres Principles (SP). Case-by-Case.

Disclose Political and PAC Gifts (SP). Case-by-Case

Wellington Management generally does not support imposition of disclosure requirements on management of companies in excess of regulatory requirements.

Require Adoption of International Labor Organization's Fair Labor Principles (SP). Case-by-Case.

Report on Sustainability (SP). Case-by-Case.

Miscellaneous

Approve Other Business. Against.

Approve Reincorporation. Case-by-Case.

Approve Third-Party Transactions. Case-by-Case.

APPENDIX A

The credit rating information which follows describes how the credit rating services mentioned presently rate the described securities or loans. No reliance is made upon the credit rating firms as "experts" as that term is defined for securities purposes. Rather, reliance on this information is on the basis that such ratings have become generally accepted in the investment business.

In the case of "split-rated" securities or loans (i.e., securities or loans assigned non-equivalent credit quality ratings, such as Baa by Moody's but BB by S&P or Ba by Moody's and BB by S&P but B by Fitch), the Sub-Advisers will determine whether a particular security or loan is considered investment grade or below-investment grade for each of the Fund's portfolios as follows: (a) if all three credit rating agencies have rated a security or loan the median credit rating is used for this determination and (b) if only two credit rating agencies have rated a security, the lower (e.g., most conservative) credit rating is used. In the case of intermediate ratings, they are included in the category of the primary rating. For example, BBB- and BBB+ are included in BBB and Baa includes Baa1, Baa2 and Baa3.

RATING OF BONDS

MOODY'S INVESTORS SERVICE, INC. ("MOODY'S")

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa - Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa - Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca - Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C - Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever earning any real investment standing.

STANDARD AND POOR'S CORPORATION ("STANDARD & POOR'S")

AAA - Bonds rated AAA are the highest grade obligations. Capacity to pay interest and repay principal is extremely strong.

AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from AAA issues only in small degree.

A - Bonds rated A have a very strong capacity to pay interest and repay principal although they are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than debt in the highest rated categories.

BBB - Bonds rated BBB and regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category then in higher rated categories.

BB, B, CCC, CC, C - Debt rated BB, B, CCC, CC, and C is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. While such debt will likely have

some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

RATING OF COMMERCIAL PAPER

MOODY'S

Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:

- Leading market positions in well-established industries.
- High rates of return on funds employed.
- Conservative capitalization structures with moderate reliance on debt and ample asset protection.
- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.
- Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

STANDARD & POOR'S

The relative strength or weakness of the following factors determines whether the issuer's commercial paper is rated A-1 or A-2.

- Liquidity ratios are adequate to meet cash requirements.

Liquidity ratios are basically as follows, broken down by the type of issuer:

  - Industrial Company: acid test ratio, cash flow as a percent of current liabilities, short-term debt as a percent of current liabilities, short-term debt as a percent of current assets.
  - Utility: current liabilities as a percent of revenues, cash flow as a percent of current liabilities, short-term debt as a percent of capitalization.
  - Finance Company: current ratio, current liabilities as a percent of net receivables, current liabilities as a percent of total liabilities.

- The long-term senior debt rating is "A" or better; in some instances "BBB" credits may be allowed if other factors outweigh the "BBB".
- The issuer has access to at least two additional channels of borrowing.
- Basic earnings and cash flow have an upward trend with allowances made for unusual circumstances.
- Typically, the issuer's industry is well established and the issuer has a strong position within its industry.
- The reliability and quality of management are unquestioned.

RATING OF TAX EXEMPT BONDS

STANDARD & POOR'S RATINGS SERVICES. Its ratings for municipal debt have the following definitions:

Debt rated "AAA" has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in a small degree.

Debt rated "A" has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Debt rated "BB", "B", "CCC" and "CC" is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB-" rating.

Debt rated "B" has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB" or "BB" rating.

Debt rated "CCC" has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used to debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

The rating "CC" is typically applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

The rating "C" is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

The rating "CI" is reserved for income bonds on which no interest is being paid.

Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

"NR" indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

BOND INVESTMENT QUALITY STANDARDS: Under present commercial bank regulations issued by the Comptroller of the Currency, bonds rated in the top four categories (AAA, A, BBB, commonly known as "Investment Grade" ratings) are generally regarded as eligible for bank investment. In addition, the legal investment laws of various states impose certain rating or other standards for obligations eligible for investment by savings banks, trust companies, insurance companies, and fiduciaries generally.

MOODY'S INVESTORS SERVICE, INC.: Its ratings for municipal bonds include the following:

Bonds which are rated "Aaa" are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Bonds which are rated "Aa" are judged to be of high qualify by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make long-term risk appear somewhat larger than in Aaa securities.

Bonds which are rated "A" possess many favorable attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Bonds which are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Bonds which are rated "Ba" are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Bonds which are rated "B" generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Bonds which are rated "Caa" are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Bonds which are rated "Ca" represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Bonds which are rated "C" are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

RATING OF MUNICIPAL NOTES AND OTHER SHORT-TERM LOANS

STANDARD & POOR'S RATINGS SERVICES. A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating.

Note rating symbols are as follows:

SP-1 - Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

SP-2 - Satisfactory capacity to pay principal and interest.

SP-3 - Speculative capacity to pay principal and interest.

MOODY'S INVESTORS SERVICES. Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk may be less important over the short run. In the case of variable rate demand obligations, two ratings are assigned: one representing an evaluation of the degree of risk associated with scheduled principal and interest payments, and the other representing an evaluation of the degree of risk associated with the demand feature. The short-term rating assigned to the demand feature of variable rate demand obligations is designated as VMIG. Moody's ratings for short-term loans have the following definitions:

MIG-1/VMIG-1. This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG-2/VMIG-2. This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

MIG-3/VMIG-3. This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

MIG-4/VMIG-4. This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

RATING OF TAX-EXEMPT DEMAND BONDS

Standard & Poor's assigns "dual" ratings to all long-term debt issues that have as part of their provisions a demand or double feature.

The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity and the commercial paper rating symbols are used to denote the put option (for example, "AAA/A-1+"). For the newer "demand notes", Standard & Poor's note rating symbols, combined with the commercial paper symbols, are used (for example, "SP-1+/A-1+").

INTERNATIONAL LONG-TERM CREDIT RATINGS

FITCH, INC.

The following ratings scale applies to foreign currency and local currency ratings.

INVESTMENT GRADE

AAA

Highest credit quality. "AAA" ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

Very high credit quality. "AA" ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A

High credit quality. "A" ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB

Good credit quality. "BBB" ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

SPECULATIVE GRADE

BB

Speculative. "BB" ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B

Highly speculative. "B" ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A "CC" rating indicates that default of some kind appears probable. "C" ratings signal imminent default.

DDD, DD, D

Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. "DDD" obligations have the highest potential for recovery, around 90% - 100% of outstanding amounts and accrued interest. "DD" indicates potential recoveries in the range of 50% - 90% and "D" the lowest recovery potential, i.e., below 50%.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated "DDD" have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated "DD" and "D" are generally undergoing a formal reorganization or liquidation process; those rated "DD" are likely to satisfy a higher portion of their outstanding obligations, while entities rated "D" have a poor prospect of repaying all obligations.

INTERNATIONAL SHORT-TERM CREDIT RATINGS

FITCH, INC.

The following ratings scale applies to foreign currency and local currency ratings. A Short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for US public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2

Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3

Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B

Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D

Default. Denotes actual or imminent payment default.

NOTES TO LONG-TERM AND SHORT-TERM RATINGS: "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the "AAA" Long-term rating category, to categories below "CCC", or to Short-term ratings other than "F1".

"NR" indicates that Fitch Ratings does not rate the issuer or issue in question.

"Withdrawn": A rating is withdrawn when Fitch Ratings deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

A Rating Overlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are "stable" could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch Ratings may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

Supplement to SAI dated 08/05/2011

SUPPLEMENT
DATED AUGUST 5, 2011 TO THE
COMBINED STATEMENT OF ADDITIONAL INFORMATION
DATED MARCH 1, 2011, AS AMENDED AND RESTATED MAY 31, 2011
FOR THE HARTFORD MUTUAL FUNDS, INC. (THE "SAI")

Effective August 5, 2011, the SAI is revised as follows:

The Hartford Floating Rate Fund, The Hartford Healthcare Fund (formerly The Hartford Global Health Fund) and The Hartford Municipal Opportunities Fund

1. In the section titled "General Information" the ninth paragraph is restated as follows:

> Each Fund, except Emerging Markets Local Debt Fund and World Bond Fund, is a diversified fund. Emerging Markets Local Debt Fund and World Bond Fund are non-diversified funds.

2. In the section titled "Investment Objectives and Policies — D. Classification" the first two paragraphs are restated as follows:

> Each Fund, except Emerging Markets Local Debt Fund and World Bond Fund, has elected to be classified as a diversified series of an open-end management investment company. As a diversified fund, at least 75% of the value of each such Fund's total assets must be represented by cash and cash items (including receivables), U.S. Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer (i) to an amount not greater in value than 5% of the value of the total assets of such Fund and (ii) to not more than 10% of the outstanding voting securities of such issuer.
>
> Emerging Markets Local Debt Fund and World Bond Fund each has elected to be classified as a non-diversified series of an open-end management investment company, which means that these Funds are not required to comply with the diversification rules of the 1940 Act. Because a non-diversified fund may invest in securities or loans of relatively few issuers or borrowers, it involves more risk than a diversified fund, since any factors affecting a given company could affect performance of the fund to a greater degree.

3. In the table at the beginning of the section titled "Investment Risks" the Non-Diversification Risk designation is deleted for The Hartford Floating Rate Fund, The Hartford Healthcare Fund (formerly The Hartford Global Health Fund) and The Hartford Municipal Opportunities Fund.

This Supplement should be retained with your SAI for future reference.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

JENNIFER L. KASILAG, LOUIS MELLINGER, JUDITH M. MENENDEZ, JACQUELINE M. ROBINSON, and LINDA A. RUSSELL, et al.,	)	
Plaintiffs,	)	Civil Action No. 11-cv-1083 (RMB) (AMD)
v.	)	
HARTFORD INVESTMENT FINANCIAL SERVICES, LLC,	)	
Defendant.	)	

ANSWER AND AFFIRMATIVE DEFENSES TO SECOND AMENDED COMPLAINT

Defendant Hartford Investment Financial Services, LLC ("Defendant" or "HIFSCO") answers Plaintiffs' Second Amended Complaint as follows. Except as otherwise expressly admitted, HIFSCO denies each and every allegation in paragraphs 1 through 258 of the Second Amended Complaint (the "SAC"), including, without limitation, the headings, subheadings, tabular illustrations, footnotes, and exhibits contained in the SAC. To the extent that any response is required to headings or other unnumbered paragraphs in the SAC, HIFSCO denies all allegations contained therein. HIFSCO expressly reserves the right to amend and/or supplement its Answer.

I. NATURE OF THE ACTION

1. The allegations of Paragraph 1 contain Plaintiffs' characterization of the SAC to which no response is required. To the extent a response is required, HIFSCO denies the allegations in Paragraph 1.

2. The allegations of Paragraph 2 state legal conclusions to which no answer is required.

3. HIFSCO admits the allegations of Paragraph 3.

4. HIFSCO admits the allegations of Paragraph 4.

5. HIFSCO admits that it serves as the investment adviser to the "Hartford Funds" as defined in the SAC and denies the remaining allegations of Paragraph 5.

6. HIFSCO states that it receives fees for the investment management services it provides to the Hartford Funds pursuant to various investment management agreements. HIFSCO states that the allegations regarding distribution services and fees, including the third sentence of Paragraph 6, relate to a claim that was dismissed by the Court, and therefore no response is required. HIFSCO denies the remaining allegations of Paragraph 6.

7. The allegations of Paragraph 7 contain Plaintiffs' characterization of the SAC, and therefore no response is required. To the extent a response is required, HIFSCO denies the allegations of Paragraph 7.

8. The allegations of Paragraph 8 relate to a claim that was dismissed by the Court, and therefore no response is required.

9. The allegations of Paragraph 9 contain Plaintiffs' characterizations of the SAC and state legal conclusions to which no response is required.

10. The allegations of Paragraph 10 contain Plaintiffs' characterizations of the SAC, and therefore no response is required.

11. The allegations of Paragraph 11 contain Plaintiffs' characterization of the SAC, and therefore no response is required.

12. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the first sentence of Paragraph 12. HIFSCO denies the remaining allegations of Paragraph 12.

II. JURISDICTION AND VENUE

13. The allegations of Paragraph 13 contain legal conclusions to which no answer is required.

14. The allegations of Paragraph 14 contain legal conclusions to which no answer is required.

15. The allegations of Paragraph 15 contain legal conclusions to which no answer is required.

16. The allegations of Paragraph 16 contain legal conclusions to which no answer is required.

III. PARTIES

A. Plaintiffs

17. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 17.

18. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 18.

19. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 19.

20. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 20.

21. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 21.

22. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 22.

B. Defendant

23. HIFSCO admits the allegations of Paragraph 23.

24. HIFSCO states that pursuant to various investment management agreements (collectively, the "Investment Management Agreements"), which are in writing and speak for themselves, HIFSCO provides certain investment management services to the Hartford Funds.

25. HIFSCO states that the allegations of Paragraph 25 relate to a claim that was dismissed by the Court, and therefore no response is required.

26. HIFSCO states that pursuant to the Investment Management Agreements, which are in writing and speak for themselves, HIFSCO received fees for the performance of investment management services. HIFSCO states that the allegations of the second sentence of Paragraph 26 and the allegation regarding its status as a "control person" state legal conclusions to which no answer is required.

III. BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(b)

27. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations concerning the creation and management of mutual funds relating to the industry as a whole. HIFSCO further states that the opinion in *Daily Income Fund, Inc. v. Fox*, 464 U.S. 526, 536 (1984), is in writing and speaks for itself.

28. HIFSCO states that the document referenced in Paragraph 28 is in writing and speaks for itself. HIFSCO further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 28.

29. HIFSCO admits that Congress enacted the Investment Company Act of 1940 (the "ICA") in 1940, and further states that the ICA is in writing and speaks for itself. HIFSCO further states that is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 29.

30. HIFSCO states that the ICA is in writing and speaks for itself, and further states that it is without knowledge or information sufficient to form a belief as to the remaining allegations of Paragraph 30.

31. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 31.

32. HIFSCO admits that ICA § 36(b) was added to the ICA in 1970, and states that it is without knowledge or information sufficient to form a belief as to the remaining allegations of the first sentence of Paragraph 32. HIFSCO further states that the ICA is in writing and speaks for itself. The remaining allegations of Paragraph 32 are legal conclusions to which no answer is required.

33. HIFSCO states that the ICA is in writing and speaks for itself, and further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 33.

34. HIFSCO denies the allegations of Paragraph 34.

35. HIFSCO states that the allegations of Paragraph 35 contain legal conclusions to which no answer is required.

IV. FACTORS GENERALLY RELEVANT TO A SECTION 36(b) CLAIM

36. HIFSCO states that ICA § 36(b) is in writing and speaks for itself.

37. HIFSCO states that the allegations of Paragraph 37 contain legal conclusions to which no answer is required.

38. HIFSCO states that the allegations of Paragraph 38 contain legal conclusions to which no answer is required.

39. HIFSCO states that the allegations of Paragraph 39 contain legal conclusions to which no answer is required.

40. HIFSCO denies the allegations of Paragraph 40.

41. HIFSCO states that the fees paid by the Hartford Funds to HIFSCO are paid pursuant to Investment Management Agreements that are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 41.

42. HIFSCO denies the allegations of Paragraph 42.

43. HIFSCO states that the contract between HIFSCO and Wellington Management Company, LLP ("Wellington), and the contract between HIFSCO and Hartford Investment Management Company ("HIMCO") (together, the "Sub-Advisers") are in writing (collectively, the "Sub-Advisory Agreements"), and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 43.

44. HIFSCO admits the allegations in the first sentence of Paragraph 44. As for the second sentence, HIFSCO states that HIMCO was the sub-adviser to the Hartford Conservative Allocation Fund and the Hartford Inflation Plus Fund until June 4, 2012.

45. HIFCO states that the fee schedules for the Hartford Funds are in writing and speak for themselves. HIFSCO further states that the Sub-Advisory Agreements are in writing and speak for themselves.

46. HIFSCO states that the listed amounts in Paragraph 46 paid by the Hartford Funds to HIFSCO, and the amounts paid by HIFSCO to the Sub-Advisers, are accurately reproduced from the Funds' annual reports for the year ending October 31, 2010. HIFSCO denies the remaining allegations of Paragraph 46.

47. HIFSCO states that the listed amounts in Paragraph 46 paid by the Hartford Funds to HIFSCO, and the amounts paid by HIFSCO to the Sub-Advisers, are accurately reproduced from the Funds' annual reports for the year ending October 31, 2010. HIFSCO denies the remaining allegations of Paragraph 47.

48. HIFSCO denies the allegations of Paragraph 48.

49. HIFSCO states that the Investment Management Agreements are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 49.

50. HIFSCO states that the Investment Management Agreements and Sub-Advisory Agreements are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 50.

51. HIFSCO denies the allegations of Paragraph 51.

52. HIFSCO states that the Investment Management Agreements and Sub-Advisory Agreements are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 52.

53. HIFSCO states that the Investment Management Agreements and Sub-Advisory Agreements are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 53.

54. HIFSCO states that the Investment Management Agreements, Sub-Advisory Agreements, and the March 1, 2011 Combined Statement of Additional Information for the Hartford Funds ("SAI") are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 54.

55. HIFSCO denies the allegations of Paragraph 55.

56. HIFSCO states that the Investment Management Agreements are in writing and speak for themselves.

57. HIFSCO states that the Investment Management Agreements are in writing and speak for themselves.

58. HIFSCO states that the Annual Report for the Hartford Global Health Fund for the year ending October 31, 2010 is in writing and speaks for itself, and further denies the remaining allegations of Paragraph 58.

59. HIFSCO states that the Annual Reports for the Hartford Funds for the year ending October 31, 2010 are in writing and speak for themselves, and further denies the remaining allegations of Paragraph 59.

60. HIFSCO states that the Investment Management Agreements are in writing and speak for themselves, and further denies the remaining allegations of Paragraph 60.

61. HIFSCO states that the March 1, 2011 Annual Prospectus for the Hartford Global Health Fund is in writing and speaks for itself.

62. HIFSCO states that the allegations of Paragraph 62 contain Plaintiffs' characterization of the SAC to which no response is required.

63. HIFSCO states that the allegations of the first sentence of Paragraph 63 contain Plaintiffs' characterization of the SAC to which no response is required. HIFSCO states that the document referenced in the second sentence of Paragraph 63 is in writing and speaks for itself.

64. HIFSCO states that the allegations of Paragraph 64 contain Plaintiffs' characterization of the SAC to which no response is required.

65. HIFSCO denies the allegations of Paragraph 65.

66. HIFSCO states that the SAI is in writing and speaks for itself.

67. HIFSCO denies the allegations of Paragraph 67.

68. HIFSCO states that the Investment Management Agreements are in writing and speak for themselves.

69. HIFSCO states that the Hartford Funds' Annual Reports for the year ending October 31, 2010 and the Sub-Advisory Agreements are in writing and speak for themselves, and further denies the remaining allegations of Paragraph 69.

70. HIFSCO states that the Investment Management Agreements, Sub-Advisory Agreements, and Annual Reports are in writing and speak for themselves, and further denies the allegations of Paragraph 70.

71. HIFSCO states that the Investment Management Agreements are in writing and speak for themselves.

72. HIFSCO denies the allegations of Paragraph 72.

73. HIFSCO denies the allegations of Paragraph 73.

74. HIFSCO states that the Declaration of Steve Pomerantz is in writing and speaks for itself, and denies the remaining allegations of Paragraph 74.

75. HIFSCO states that the Declaration of Steve Pomerantz is in writing and speaks for itself, and denies the remaining allegations of Paragraph 75.

76. HIFSCO states that the Declaration of Steve Pomerantz is in writing and speaks for itself, and denies the remaining allegations of Paragraph 76.

77. HIFSCO states that the Declaration of Steve Pomerantz is in writing and speaks for itself, and denies the remaining allegations of Paragraph 77.

78. HIFSCO states that the Declaration of Steve Pomerantz is in writing and speaks for itself, and denies the remaining allegations of Paragraph 78.

79. HIFSCO denies the allegations of Paragraph 79.

80. HIFSCO states that the allegations of Paragraph 80 state legal conclusions to which no answer is required, and to the extent an answer is required, denied.

81-100. HIFSCO states that the allegations of Paragraphs 81 through 100 relate to a claim that was dismissed by the Court, and therefore no response is required.

101. HIFSCO states that the document referenced in Paragraph 101 is in writing and speaks for itself.

102. HIFSCO states that the allegations of the first sentence of Paragraph 102 contain legal conclusions to which no answer is required. HIFSCO denies that Plaintiffs have accurately characterized "economies of scale" in Paragraph 102.

103. HIFSCO denies that Plaintiffs have accurately characterized "economies of scale" in Paragraph 103.

104. HIFSCO denies that Plaintiffs have accurately characterized "economies of scale" in Paragraph 104.

105. HIFSCO states that the allegations of Paragraph 105 consist of mathematical calculations that speak for themselves.

106. HIFSCO denies the allegations of Paragraph 106.

107. HIFSCO states that the documents referenced in Paragraph 107 are in writing and speak for themselves, and further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 107.

108. HIFSCO denies that Plaintiffs have accurately characterized "economies of scale" in Paragraph 108.

109. HIFSCO states that the GAO Report referenced in Paragraph 109 is in writing and speaks for itself, and further denies the remaining allegations of Paragraph 109.

110. HIFSCO denies the allegations of Paragraph 110.

111. HIFSCO states that HIFSCO's management fee structures with respect to the Hartford Funds are reflected in the Investment Management Agreements, which are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 111.

112. HIFSCO states that breakpoints in its fee structures for the Hartford Funds are used to pass along economies of scale to Fund shareholders. HIFSCO further states that the document referenced in Paragraph 112 is in writing and speaks for itself.

113. HIFSCO denies that Plaintiffs have accurately characterized "economies of scale" in Paragraph 113.

114. HIFSCO states that the allegations of Paragraph 114 relate to a claim that was dismissed by the Court, and therefore no response is required.

115. HIFSCO denies the allegations of Paragraph 115.

116. HIFSCO denies the allegations of Paragraph 116.

117. HIFSCO denies the allegations of Paragraph 117.

118. HIFSCO states that the management fee structures for the Hartford Funds are reflected in the Investment Management Agreements, which are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 118.

119. HIFSCO denies the allegations of Paragraph 119.

120. HIFSCO states that the Sub-Advisers are compensated pursuant to fee structures that are reflected in written Sub-Advisory Agreements that speak for themselves. HIFSCO further states that it is compensated by the Hartford Funds pursuant to fee structures that are reflected in written Investment Management Agreements that speak for themselves. HIFSCO denies the remaining allegations of Paragraph 120.

121. HIFSCO states that Wellington's fee structure is reflected in written contracts that speak for themselves, and further denies the remaining allegations of Paragraph 121.

122. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 122.

123. HIFSCO states that Wellington's fee structure is reflected in written contracts that speak for themselves. HIFSCO further states that its fee structure is reflected in written Investment Management Agreements that speak for themselves.

124. HIFSCO states that Wellington's fee structure is reflected in written contracts that speak for themselves. HIFSCO further states that its fee structure is reflected in written Investment Management Agreements that speak for themselves.

125. HIFSCO states that the sub-advisory fees for the Hartford Inflation Plus Fund and the Hartford Conservative Allocation Fund are reflected in written contracts that speak for themselves. HIFSCO denies the remaining allegations of Paragraph 125.

126. HIFSCO denies the allegations of Paragraph 126.

127. HIFSCO denies the allegations of Paragraph 127.

128. HIFSCO denies the allegations of Paragraph 128.

129. HIFSCO denies the allegations of Paragraph 129.

130. HIFSCO denies the allegations of Paragraph 130.

131. HIFSCO denies the allegations of Paragraph 131.

132. HIFSCO denies the allegations of Paragraph 132.

133. HIFSCO states that the allegations of the first sentence of Paragraph 133 contain Plaintiffs' characterizations of the SAC to which no response is required. HIFSCO denies the remaining allegations of Paragraph 133.

134. HIFSCO denies the allegations of Paragraph 134.

135. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 135.

136. HIFSCO admits that Wellington is the sub-adviser to the Hartford Funds named in Paragraph 136, and states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 136.

137. HIFSCO denies the allegations of Paragraph 137.

138. HIFSCO denies the allegations of Paragraph 138.

139. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 139.

140. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 140.

141. HIFSCO denies the allegations of Paragraph 141.

142. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 142.

143. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 143.

144. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 144.

145. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 145.

146. HIFSCO denies the allegations of Paragraph 146.

147. HIFSCO states that transfer agency fees represent a portion of a mutual fund's expenses, and further denies the remaining allegations of Paragraph 147.

148. HIFSCO states that the Investment Company Institute ("ICI") publication referenced in Paragraph 148 is in writing and speaks for itself.

149. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 149.

150. HIFSCO states that the ICI publication referenced in Paragraph 150 is in writing and speaks for itself.

151. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 151.

152. HIFSCO states that the allegations of the first sentence of Paragraph 152 contain Plaintiffs' characterizations of the SAC to which no response is required, and further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 152.

153. HIFSCO admits that Hartford Administrative Services Company ("HASCO") is an affiliate of HIFSCO and serves as the transfer agent for the Hartford Funds. HIFSCO states that the duties of HIFSCO and HASCO, respectively, are reflected in written contracts that speak for themselves.

154. HIFSCO states that the allegations of the first sentence of Paragraph 154 contain Plaintiffs' characterization of the SAC to which no response is required. HIFSCO further states that transfer agency fees are paid separately from investment management by the Hartford Funds.

155. HIFSCO states that the transfer agent fees for the Hartford Global Health Fund, the Hartford Advisers Fund, and the Hartford Growth Opportunities Fund are reflected in written contracts with HASCO that speak for themselves.

156. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of the first sentence of Paragraph 156. HIFSCO states that the investment management fees and transfer agent fees paid by the Hartford Funds to HIFSCO and HASCO, respectively, are reflected in written contracts which speak for themselves.

157. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 157.

158. HIFSCO states that the Investment Management Agreements are in writing and speak for themselves.

159. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 159.

160. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of the first sentence of Paragraph 160. HIFSCO further states that the services provided by HIFSCO to the Hartford Funds are reflected in written Investment Management Agreements which speak for themselves.

161. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 161.

162. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of the first two sentences of Paragraph 162. HIFSCO further states that the services provided by HIFSCO to the Hartford Funds are reflected in written Investment Management Agreements which speak for themselves.

163. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of the first two sentences of Paragraph 163. HIFSCO further states that the services provided by HIFSCO to the Hartford Funds are reflected in written Investment Management Agreements which speak for themselves.

164. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations concerning Vanguard contained in Paragraph 164, and further denies the remaining allegations of Paragraph 164.

165. HIFSCO denies the allegations of Paragraph 165.

166. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 166.

167. HIFSCO states that the fees paid by the Hartford Growth Opportunities Fund to HIFSCO are pursuant to Investment Management Agreements which are in writing and speak for themselves. HIFSCO denies that the Vanguard fund referenced in Paragraph 167 is "comparable" to the Hartford Growth Opportunities Fund. HIFSCO further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 167.

168. HIFSCO states that the fees paid to HIFSCO by the Hartford Global Health Fund, the Hartford Advisers Fund, and the Hartford Growth Opportunities Fund are pursuant to Investment Management Agreements which are in writing and speak for themselves. HIFSCO denies that the Vanguard funds referenced in Paragraph 168 are "comparable" to the above-referenced Hartford Funds. HIFSCO further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 168.

169. HIFSCO states that, pursuant to written Sub-Advisory Agreements which speak for themselves, sub-advisers receive compensation for services provided to the Hartford Funds. HIFSCO further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 169.

170. HIFSCO admits the allegations of the first sentence of Paragraph 170. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 170.

171. HIFSCO denies the allegations of Paragraph 171.

172. HIFSCO denies the allegations of Paragraph 172.

173. HIFSCO denies the allegations of Paragraph 173.

174. HIFSCO admits the allegations of Paragraph 174, but denies any implication that the services provided by HIFSCO to the "third-party institutional, or separately managed, accounts" referenced in Paragraph 174 are comparable to the services provided by HIFSCO to the Hartford Funds.

175. HIFSCO states that the allegations of Paragraph 175 contain legal conclusions to which no answer is required.

176. HIFSCO denies the allegations of Paragraph 176.

177. HIFSCO denies the allegations of Paragraph 177.

178. HIFSCO denies the allegations of Paragraph 178.

179. HIFSCO states that HIMCO has provided certain services to the State Board of Administration of Florida, the State of Connecticut, and Montgomery Street Income Securities, Inc.

180. HISCO denies the allegations of Paragraph 180.

181. HIFSCO states that the Hartford Inflation Plus Fund paid investment management fees to HIFSCO in 2010 pursuant to a written Investment Management Agreement that speaks for itself. HIFSCO denies that the services provided by HIFSCO to the Hartford Inflation Plus Fund are comparable to the services that HIMCO provides the institutional clients referenced in Paragraph 181. HIFSCO further denies the remaining allegations of Paragraph 181.

182. HIFSCO denies the allegations of Paragraph 182.

183. HIFSCO states that the allegations of Paragraph 183 contain legal conclusions to which no answer is required.

184. HIFSCO states that the allegations of Paragraph 184 contain legal conclusions to which no answer is required.

185. HIFSCO states that the allegations of Paragraph 185 contain legal conclusions to which no answer is required.

186. HIFSCO states that formation of a new fund and the selection of its investment adviser are subject to the approval of the Board of Directors for HMF and HMFII. HIFSCO further denies the remaining allegations of Paragraph 186.

187. HIFSCO states that the members of the Board of Directors for each series of the Hartford Funds and the Hartford Funds Complex are the same at any given point in time, as set forth in the fund's public disclosures.

188. HIFSCO states that the Board of Directors for HMF and HMFII oversee the Hartford Funds. HIFSCO further states that the SAI is in writing and speaks for itself.

189. HIFSCO states that the "publicly-available information" referenced in the second sentence of Paragraph 189 is in writing and speaks for itself, and further denies the remaining allegations of Paragraph 189.

190. HIFSCO states that the allegations of the first sentence of Paragraph 190 contain legal conclusions to which no answer is required. HIFSCO admits the allegations of the second sentence of Paragraph 190, and further denies the remaining allegations of Paragraph 190.

191. HIFSCO states that the allegations of Paragraph 191 contain legal conclusions to which no answer is required.

192. HIFSCO states that the allegations of the first sentence of Paragraph 192 contain legal conclusions to which no answer is required, and denies the remaining allegations of Paragraph 192.

193. HIFSCO denies the allegations of Paragraph 193.

194. HIFSCO states that the allegations of Paragraph 194 contain legal conclusions to which no answer is required.

195. HIFSCO denies the allegations of Paragraph 195.

196. HIFSCO denies the allegations of Paragraph 196.

197. HIFSCO states that the Hartford Funds' Annual Reports are in writing and speak for themselves, and further denies the remaining allegations of Paragraph 197.

198. HIFSCO denies the allegations of Paragraph 198.

199. HIFSCO denies the allegations of Paragraph 199.

200. HIFSCO admits the allegations of the first sentence of Paragraph 200. HIFSCO denies the remaining allegations of Paragraph 200.

201. HIFSCO denies the allegations of Paragraph 201.

202. HIFSCO states that the November 8, 2006 Order referenced in Paragraph 202 is in writing and speaks for itself, and further denies the remaining allegations of Paragraph 202.

203. HIFSCO states that the November 8, 2006 Order referenced in Paragraph 203 is in writing and speaks for itself, and further denies the remaining allegations of Paragraph 203.

204. HIFSCO states that the Hartford Global Health Fund is sub-advised by Wellington, and denies the remaining allegations of Paragraph 204.

205. HIFSCO denies that the Hartford Global Health Fund earned an annualized return of 5.22% for the period of September 30, 2001 to September 30, 2011. HIFSCO states that the allegations of the second and third sentences of Paragraph 205 relate to a claim that was dismissed by the Court, and therefore no response is required. HIFSCO further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 205.

206. HIFSCO denies the allegations of Paragraph 206.

207. HIFSCO denies the allegations of Paragraph 207.

208. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 208.

209. HIFSCO states that the fees charged and services provided by HIFSCO and Wellington, respectively, are set forth in written contracts which speak for themselves.

210. HIFSCO denies the allegations of Paragraph 210.

211. HIFSCO admits that Wellington is the sub-adviser to the Hartford Advisers Fund and the Hartford Growth Opportunities Fund. HIFSCO states that it is without knowledge or information sufficient to form a belief as to the truth of Paragraph 211's allegations concerning services provided by Wellington to the Vanguard funds referenced in Paragraph 211. HIFSCO denies the allegations of the third sentence of Paragraph 211. HIFSCO is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 211.

212. HIFSCO denies the allegations of Paragraph 212.

213. HIFSCO denies the allegations of Paragraph 213.

214. HIFSCO denies the allegations of Paragraph 214.

215. HIFSCO states that the allegations of Paragraph 215 relate to a claim that was dismissed by the Court, and therefore no response is required.

216. HIFSCO states that the allegations of Paragraph 216 relate to a claim that was dismissed by the Court, and therefore no response is required.

217. HIFSCO states that the allegations of Paragraph 217 relate to a claim that was dismissed by the Court, and therefore no response is required.

218. HIFSCO states that the allegations of Paragraph 218 relate to a claim that was dismissed by the Court, and therefore no response is required.

219. HIFSCO states that the allegations of Paragraph 219 relate to a claim that was dismissed by the Court, and therefore no response is required.

220. HIFSCO states that the allegations of Paragraph 220 relate to a claim that was dismissed by the Court, and therefore no response is required.

221. HIFSCO denies the allegations of Paragraph 221.

222. HIFSCO denies the allegations of Paragraph 222.

223. HIFSCO states that the allegations of Paragraph 223 contain legal conclusions to which no answer is required, and further denies the remaining allegations of Paragraph 223.

224. HIFSCO admits the allegations of the second sentence of Paragraph 224, and states that the remainder of the allegations of Paragraph 224 contains legal conclusions to which no answer is required.

225. HIFSCO denies the allegations of Paragraph 225.

226. HIFSCO states that the allegations of Paragraph 226 contain Plaintiffs' characterizations of the SAC to which no response is required.

227. HIFSCO denies the allegations of Paragraph 227.

228. HIFSCO admits the allegations of the first sentence of Paragraph 228. HIFSCO states that the terms "smallest funds" and "largest funds" in Paragraph 228 are vague and ambiguous, and accordingly denies the allegations of the third sentence of Paragraph 228. HIFSCO further denies the remaining allegations of Paragraph 228.

229. HIFSCO denies the allegations of Paragraph 229.

230. HIFSCO states that the fees charged by HIFSCO and the Sub-advisers, respectively, are reflected in written contracts which speak for themselves. HIFSCO denies the remaining allegations of Paragraph 230.

231. HIFSCO denies the allegations of Paragraph 231.

232. HIFSCO denies the allegations of the first sentence of Paragraph 232, and further states that it is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 232.

233. HIFSCO states that the fees charged by HIFSCO and the Sub-advisers, respectively, are reflected in written contracts which speak for themselves. HIFSCO further states that it is without knowledge or information sufficient to form a belief as to the remaining allegations of Paragraph 233.

234. HIFSCO states that the "Hartford Disclosure Materials" referenced in Paragraph 234 are in writing and speak for themselves. HIFSCO denies the remaining allegations of Paragraph 234.

235. HIFSCO states that the fees charged by HIMCO are reflected in written contracts that speak for themselves. HIFSCO denies the remaining allegations of Paragraph 235.

236. HIFSCO denies the allegations of Paragraph 236.

237. HIFSCO denies the allegations of Paragraph 237.

238. HIFSCO denies the allegations of Paragraph 238.

239. HIFSCO admits the allegations of the first sentence of Paragraph 239. HIFSCO denies the allegations of the second sentence of Paragraph 239.

240. HIFSCO denies the allegations of Paragraph 240.

241. HIFSCO denies the allegations of Paragraph 241.

242. HIFSCO states that the allegations of Paragraph 242 relate to a claim that was dismissed by the Court, and therefore no response is required.

243. HIFSCO states that the allegations of Paragraph 243 relate to a claim that was dismissed by the Court, and therefore no response is required.

244. HIFSCO states that the allegations of Paragraph 244 relate to a claim that was dismissed by the Court, and therefore no response is required.

COUNT I

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERITVATIVELY ON BEHALF OF THE HARTFORD FUNDS

(Investment Management Fees)

245. HIFSCO repeats and incorporates its responses to Paragraphs 1 through 244 as if fully set forth herein.

246. Paragraph 246 contains legal conclusions to which no answer is required.

247. HIFSCO denies the allegations of Paragraph 247.

248. HIFSCO states that Paragraph 248 contains Plaintiffs' characterizations of the SAC to which no response is required.

249. HIFSCO denies the allegations of Paragraph 249.

250. HIFSCO denies the allegations of Paragraph 250.

251. HIFSCO denies the allegations of Paragraph 251.

252. HIFSCO states that Paragraph 252 contains Plaintiffs' characterization of the SAC to which no response is required.

253. HIFSCO states that the first sentence Paragraph 243 contains Plaintiffs' characterization of the SAC to which no response is required. HIFSCO further states that the remaining allegations of Paragraph 253 contain legal conclusions to which no answer is required.

COUNT II

AGAINST DEFENDANT HIFSCO PURSUANT TO ICA § 36(b) DERIVATIVELY ON BEHALF OF THE HARTFORD FUNDS

(Unreasonable and Excessive Rule 12b-1 Distribution Fees and Extraction of Additional Compensation for Investment Management Services)

254. Paragraph 254 relates to a claim that was dismissed by the Court, and therefore no response is required.

255. Paragraph 255 relates to a claim that was dismissed by the Court, and therefore no responses are required.

256. Paragraph 256 relates to a claim that was dismissed by the Court, and therefore no responses are required.

257. Paragraph 257 relates to a claim that was dismissed by the Court, and therefore no responses are required.

258. Paragraph 258 relates to a claim that was dismissed by the Court, and therefore no responses are required.

AFFIRMATIVE DEFENSES

1. The Complaint fails to state a claim upon which relief may be granted.

2. Plaintiffs' claims are barred, in whole or in part, because each of the Plaintiffs, respectfully, lack standing to assert the claims.

3. Plaintiffs' claims are barred, in whole or in part, by the applicable statute of limitations.

4. Plaintiffs' claims are barred, in whole or in part, by the doctrines of laches, waiver, estoppel, unclean hands, ratification, disclosure and/or consent, and other related doctrines and principles.

5. Plaintiffs' claims are barred, in whole or in part, by Plaintiffs' failure to mitigate losses.

5. Count II of the SAC is barred, and has been dismissed by the Court, because it fails to state a claim upon which relief may be granted.

6. HIFSCO hereby gives notice that it intends to rely upon such other and further defenses as may become available or apparent during pretrial proceedings in this case and hereby reserve all rights to assert such defenses.

WHEREFORE, HIFSCO respectfully prays that this Court dismiss all claims in the SAC with prejudice as may otherwise be appropriate and that the Court grant HIFSCO other further relief as it deems just and proper.

Dated: January 14, 2013

Respectfully submitted,

RIKER DANZIG SCHERER HYLAND
& PERRETTI LLP
/s/ Anthony J. Sylvester
Anthony J. Sylvester
Headquarters Plaza
One Speedwell Avenue
Morristown, NJ 07962-1981
(973) 538-0800 (tel)
(973) 538-1984 (fax)
asylvester@RIKER.com

Of Counsel:
ROPES & GRAY LLP
Harvey J. Wolkoff
Robert A. Skinner
Allison M. Boscarine
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7000
harvey.wolkoff@ropesgray.com
robert.skinner@ropesgray.com
allison.boscarine@ropesgray.com

Attorneys for Defendant Hartford Investment Financial Services, LLC

Anthony J. Sylvester
RIKER, DANZIG, SCHERER, HYLAND & PERRETTI LLP
Headquarters Plaza
One Speedwell Avenue
Morristown, NJ 07962-1981
(973) 538-0800

Attorneys for Defendant
Hartford Investment Financial Services, LLC

JENNIFER L. KASILAG, LOUIS MELLINGER, JUDITH M. MENENDEZ, JACQUELINE M. ROBINSON, and LINDA A. RUSSELL, et al., Plaintiffs, vs. HARTFORD INVESTMENT FINANCIAL SERVICES, LLC, Defendant.	**UNITED STATES DISTRICT COURT** **DISTRICT OF NEW JERSEY** CIVIL ACTION NO. 11-cv-01083(RMB) **CERTIFICATION OF SERVICE**

I, Anthony J. Sylvester, Esq., of full age, certify as follows:

1. I am an attorney at law in the State of New Jersey and a member of the law firm of Riker, Danzig, Scherer, Hyland & Perretti LLP, attorneys for defendant Hartford Investment Financial Services, LLC ("HIFSCO").

2. On the date indicated herein, I caused a copy of HIFSCO's Answer and Affirmative Defenses to Second Amended Complaint to be filed and sent by electronic filing to all counsel of record.

I hereby certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

/s/Anthony J. Sylvester
Anthony J. Sylvester

DATED: January 14, 2013

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